Form 20-F/A
period 2015-12-31
Check-Cap Ltd
filed 2016-04-07
CIK 1610590

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Commission file number 001-36848

Check-Cap Ltd.
________________________________
(Exact name of the Registrant as specified in its charter)

Israel
_____________________________
(Jurisdiction of incorporation or organization)

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
___________________________
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

☐ Yes    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes    No ☐

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

☐ Yes    No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of the securities under a plan confirmed by a court.

☐ Yes    No ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2015, originally filed with the Securities and Exchange Commission on March 15, 2016 (the "2015 Form 20-F"), is being filed solely for the purposes of adding Exhibit 101 to Item 19 "Exhibits" and furnishing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Amendment No. 1 to the 2015 Form 20-F does not, and does not purport to, amend, update or restate the information in any other item of the 2015 Form 20-F, or reflect any events that have occurred after the 2015 Form 20-F was originally filed.

PART III.

Item 19. Exhibits.

Exhibit Number	Description of Document

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase
101.LAB*	XBRL Taxonomy Extension Labels Linkbase
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

* Pursuant to Rule 406T of SEC Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Section II or 12 of the U.S. Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.

CHECK-CAP LTD.

Date: April 7, 2016	By:	/s/ William Densel
Name: William Densel
Title: Chief Executive Officer and Director (Principal Executive Officer)

By:	/s/ Lior Torem
Name: Lior Torem
Title: Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)