Form 20-F
period 2017-12-31
Check-Cap Ltd
filed 2018-04-04
CIK 1610590

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from __________ to ___________

Commission file number 001-36848

Check-Cap Ltd.

(Exact name of the Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class

Ordinary Shares, par value NIS 2.40

Name of each exchange on which registered

NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of December 31, 2017, the registrant had 1,605,434 ordinary shares outstanding, NIS 2.40 par value per share.

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

Yes ☒          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer	☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
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

In this Annual Report on Form 20-F, or the Annual Report, unless the context indicates otherwise, references to “NIS” are to the legal currency of Israel, “U.S. dollars,” “$” or “dollars” are to United States dollars, and the terms “we,” “us,” “our company,” “our,” and “Check-Cap” refer to Check-Cap Ltd. Unless otherwise indicated, U.S. dollar translation of NIS amounts presented in this Annual Report are translated using the rate of $1.00 = NIS 3.467, the exchange rate published by the Bank of Israel on December 31, 2017, and U.S. dollar translation of Euro amounts presented in this Annual Report are translated using the rate of $1.00 = Euro 0.8332, the exchange rates published by the Wall Street Journal on December 31, 2017.

We effected a 1-for-12 reverse stock split of our ordinary shares effective as of April 4, 2018, in accordance with the approval of our shareholders at a meeting held on April 2, 2018.  All share numbers in this Annual Report are reflected on a post- reverse stock split basis.

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

•	timing or likelihood of regulatory filings, approvals and required licenses for our C-Scan system;

•	our future business development, results of operations and financial condition;

•	our ability to adequately protect our intellectual property rights and enforce such rights and to avoid violation of the intellectual property rights of others;

•	our plans to develop, launch and commercialize our C-Scan system and any future products;

•	the timing, cost or other aspects of the commercial launch of our C-Scan system;

•	our estimates regarding expenses, future revenues, capital requirements and our need for additional financing and strategic partnerships;

•	our estimates regarding the market opportunity, clinical utility, potential advantages, and market acceptance of our C-Scan system;

•	the impact of government laws and regulations;

•	our ability to recruit and retain qualified clinical, regulatory and research and development personnel;

•	the availability of reimbursement or other forms of funding for our products from government and commercial payors;

•	difficulties in maintaining commercial scale manufacturing capacity and capability and our ability to generate growth;

•	our failure to comply with regulatory guidelines;

•	uncertainty in industry demand and patient wellness behavior;

•	general economic conditions and market conditions in the medical device industry;

•	future sales of large blocks of our securities, which may adversely impact our share price;

•	depth of the trading market in our securities; and

•	our expectations regarding the use of proceeds of our August 2016, June 2017 and November 2017 registered direct offerings.

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

The following table summarizes our historical consolidated financial data. We have derived the selected consolidated statements of operations data for the years ended December 31, 2017, 2016 and 2015 and the selected consolidated balance sheet data as of December 31, 2017 and 2016 from our audited consolidated financial statements included elsewhere in this Annual Report. We have derived the selected consolidated statements of operations data for the years ended December 31, 2014 and 2013 and the selected consolidated financial data as of December 31, 2015, 2014 and 2013 from our audited consolidated financial statements not included in this Annual Report. Our Consolidated Financial Statements have been prepared in accordance with U.S. GAAP.

Certain factors that affect the comparability of the information set forth in the following table are described in Item 5 “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and related notes thereto included elsewhere in this Annual Report.

Consolidated Statements of Operations Data

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(US$ in thousands, except per share data)
Operating expenses(1)
Research and development expenses, net(2)	$6,837	$5,491	$5,837	$2,832	$2,893
General and administrative expenses	3,164	3,571	6,626	1,703	1,090
Other income (expenses)	-	-	-	-	11
Operating loss	10,001	9,062	12,463	4,535	3,972
Finance income, net	236	244	173	3,925	604
Loss before income tax	9,765	8,818	12,290	610	3,368
Taxes on income	6	8	-	-	-
Net loss	$9,771	$8,826	$12,290	$610	$3,368
Net loss per ordinary share of NIS 2.40 par value, basic and diluted (3)	$6.72	$7.31	$12.67	$14.12	$39.27
Weighted average number of ordinary shares outstanding – basic and diluted (in thousands) (3)	1,455	1,208	993	182	136

Consolidated Balance Sheet Data

	As of December 31,
	2017	2016	2015	2014	2013
	(US$ in thousands, except per share data)
Cash and cash equivalents	$6,997	$11,639	$9,392	$1,075	$4,975
Working capital(4)	$5,841	$10,514	$12,856	$(1,622)	$4,134
Total assets	7,906	12,295	15,298	2,985	5,374
Capital stock	58,617	53,348	46,763	20,999	20,687
Total shareholders’ equity (deficiency)	$5,905	$10,407	$12,648	$(826)	$(528)
______________________________

(1)
Includes share-based compensation expense in the total amount of $726,000, $1.2 million, $3.7 million, $312,000 and $56,000 for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively. For additional information, see Item 5B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Application of Critical Accounting Policies and Estimates-Share-based compensation.”

(2)
Research and development expenses, net is presented net of amount of grants received from the Israel Innovation Authority, or IIA, of the Ministry of Economy and Industry (formerly the Office of the Chief Scientist, or OCS, of the Ministry of Economy and Industry), and the Israel-United States Binational Industrial Research and Development Foundation, or the BIRD Foundation.  The effect of the participation by the IIA and the BIRD Foundation totaled $202,000, $1.1 million, $354,000, $643,000 and $148,000 for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively. See Item 5A “Operating and Financial Review and Prospects—Operating Results - Financial Operations Overview—Research and Development, Expenses, Net” for more information.

(3)
Basic and diluted loss per ordinary share is computed based on the basic and diluted weighted average number of ordinary shares outstanding during each period.  For purposes of these calculations, the following ordinary shares were deemed to be outstanding: (i) 8,315 ordinary shares that were issuable to Mr. Guy Neev upon exercise of options, referred to as the Neev Options, which options were exercised immediately prior to the consummation of our initial public offering on February 24, 2015; (ii) 32,174 ordinary shares that were issuable under warrants that were subject to automatic exercise, for no consideration (unless the holder thereof objected to such exercise), upon the exercise by Mr. Guy Neev of the Neev Options, of which warrants to purchase 56 and 17,149 ordinary shares were exercised during the years ended December 31, 2016 and 2015, respectively.  No such warrants were exercised during the year ended December 31, 2017; (iii) since October 14, 2014, 221,556 ordinary shares issuable upon the exercise of outstanding warrants with an exercise price of NIS 2.40 per share, of which warrants to purchase 9,912, 43,739 and 129,797 ordinary shares were exercised during the years ended December 31, 2017, 2016 and 2015, respectively, and warrants to purchase 243, 761 and 2,022 ordinary shares expired during the years ended December 31, 2017, 2016 and 2015, respectively; and (iv) since August 11, 2016, 209,524 ordinary shares issuable upon the exercise of outstanding pre-funded warrants with an exercise price of NIS 2.40 per share, of which pre-funded warrants to purchase 24,167 and 185,357 ordinary shares were exercised during the years ended December 31, 2017 and 2016, respectively. For additional information, see Note 15 to our Consolidated Financial Statements for the year ended December 31, 2017 included elsewhere in this Annual Report.

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

We are a clinical and development-stage medical diagnostics company with a limited operating history. We have incurred net losses in each fiscal year since we commenced operations in 2009.  We incurred net losses of $12.3 million in 2015, $8.8 million in 2016 and $9.8 million in 2017.  As of December 31, 2017, our accumulated deficit was $52.7 million.  Our losses could continue for the foreseeable future as we continue our investment in research and development and clinical trials to complete the development of our technology and to attain regulatory approvals, begin the commercialization efforts for our C-Scan system, increase our marketing and selling expenses, and incur additional costs as a result of being a public company in the United States. Successful completion of our development program and, ultimately, the attainment of profitable operations is dependent upon future events, including obtaining adequate financing to fulfill our development activities and our ability to successfully commercialize our C-Scan system and achieve a level of sales adequate to support our cost structure. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability.

Our recurring operating losses have raised substantial doubt regarding our ability to continue as a going concern.

As of December 31, 2017, we had an accumulated deficit of $52.7 million. Our recurring operating losses raise substantial doubt about our ability to continue as a going concern. Our financial statements include a note describing the conditions which raise this substantial doubt. As a result, our independent registered public accounting firm included a “going concern” explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2017 with respect to this uncertainty. Our ability to continue as a going concern will require us to obtain additional financing to fund our operations. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees. If we are not successful in raising capital through public or private offerings or reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

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

Our operations have consumed substantial amounts of cash. We expect that we will need to continue to spend substantial amounts in order to complete the development, clinical development, regulation and commercialization of our C-Scan system. We intend to use the remaining proceeds of our August 2016, June 2017 and November 2017 registered direct offerings to finance these efforts and believe that we have sufficient capital to fund our operations into June 2018, and we will therefore need to raise additional funds to obtain the required capital prior to completing the development and commercialization of our product (see Item 5B “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Sources of Liquidity”). We may seek additional funding through equity offerings, debt financings, collaborations, licensing arrangements or any other means to conduct clinical trials and develop and market our C-Scan system or for our general corporate purposes. Securing additional financing may divert our management’s attention from our day-to-day activities, which may adversely affect our ability to develop and commercialize our C-Scan system. Additional financing may not be available to us on a timely basis on terms acceptable to us, or at all.  In addition, if we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest and the newly issued securities may have rights senior to those of the holders of our ordinary shares. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline.  Alternatively, if we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants, may require us to grant a lender a security interest in our assets or may include other restrictions on our business that could impair our operational flexibility, and could also require us to fund additional interest expense. If we raise additional funds through collaborations, licensing arrangements or other structured financing transactions, we may relinquish rights to certain of our technologies or products, grant security interests in our assets or grant licenses to third parties on terms that are unfavorable to us. If adequate additional financing on acceptable terms is not available, we may not be able to develop our C-Scan system at the rate or to the stage we desire and we may have to delay or abandon the commercialization of our C-Scan system. Any of these factors could materially adversely affect our business, financial condition and results of operations.

Risks Related to Our Business

We may not succeed in completing the development of our product, commercializing our product and generating significant revenues.

Since commencing our operations, we have focused on the research and development and limited clinical trials of our C-Scan system. Although we have received CE Mark approval for the marketing and sale of our C-Scan system in the European Union, we have not received approvals in other jurisdictions, including the United States, and there can be no assurance that we will be able to receive regulatory approvals in such other jurisdictions for our C-Scan system in the foreseeable future or ever. Our ability to generate revenues and achieve profitability depends on our ability to successfully complete the development of our product, demonstrate sufficient clinical evidence, obtain required regulatory approvals and commercial licenses, and generate significant revenues. The future success of our business cannot be determined at this time, and we do not anticipate generating revenues from product sales for the foreseeable future. In addition, we have no experience in commercializing our C-Scan system and face a number of challenges with respect to our commercialization efforts, including, among others, that:

•
we may not have adequate financial or other resources to complete the development of our product, demonstrate adequate clinical results, attain required regulatory approvals and licensures, and begin the commercialization efforts for our C-Scan system;

•
we may fail to obtain or maintain required regulatory approvals and licensures for our C-Scan system in our target markets or may face adverse regulatory or legal actions relating to our system even if regulatory approval is obtained;

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

Several companies have developed or are developing non-invasive technologies based on stool, serum, or molecular diagnostics (from blood and other bodily fluids), or MDx, tests that are used to indicate the presence of CRC and polyps in the colon. These companies include Polymedco, Exact Sciences, Epigenomics AG, Gene News, EDP Biotech Corporation, Illumina, Inc., Quest Diagnostics and VolitionRx Nu.Q diagnostic.

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

In addition, we have received and may receive in the future grants from the Government of the State of Israel through the IIA (formerly the OCS), the terms of which require that products developed with IIA grants be manufactured in Israel and that the technology developed thereunder may not be transferred outside of Israel (including by way of license), unless prior approval is received from the IIA, which we may not receive (and any such approval would be subject to increased royalty repayment rates and increased royalties). For additional information, see “Risks Related to Our Operations in Israel”. We are currently considering whether it would be possible to assemble the C-Scan Cap without the X-ray source in Israel, and have the X-ray source subsequently assembled into our C-Scan system at a reactor or cyclotron site or at a distribution center outside Israel.  Even following the full repayment of any IIA grants, we must nevertheless continue to comply with the requirements of the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law 5744-1984), or the Research Law, and regulations and guidelines thereunder. The foregoing restrictions may impair our ability to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel.

Our reliance on single source suppliers could harm our ability to conduct clinical trials and meet demand for our product in a timely manner or within budget.

We currently depend on single source supplier for some of the components necessary for the production of our C-Scan system. For example, for the current version of the C-Scan system used in clinical trials, we currently have a single supplier for the motor used to rotate the collimated X-ray source in our C-Scan system and for each of the specially designed X-ray detectors, X-ray source and batteries used in our C-Scan system. There are a limited number of manufacturers worldwide who are capable of manufacturing the motor and the specially designed X-ray detectors and X-ray source that we currently use in our C-Scan system. In addition, the application-specific integrated circuit, or ASIC, residing in our C-Scan system is currently manufactured for us by a single semiconductor fabrication plant, or FAB.  Furthermore, we do not currently have written contracts with all of such suppliers.  While our current suppliers have been able to supply the required quantities of such components to date, if the supply of these components is disrupted or terminated or if our current suppliers are unable to supply required quantities of components, we may not be able to find alternative sources for these key components in a timely manner.  Although we are planning to maintain strategic inventory of key components, the inventory may not be sufficient to satisfy the clinical requirements or demand for our C-Scan system if such supply is interrupted or otherwise affected by catastrophic events, such as a fire at our storage facility.  As a result of the foregoing, we may be unable to meet the clinical requirements or demand for our C-Scan system, which could harm our ability to achieve regulatory approvals and generate revenues and lead to customer dissatisfaction and damage our reputation. If we are required to change the manufacturer of any of these key components, there may be a significant delay in locating a suitable alternative manufacturer. In addition, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with FDA and other applicable quality standards and with all applicable regulations and guidelines. For example, our agreement with the supplier of the X-ray source used in our C-Scan system terminates on December 31, 2108 and we have been informed that the supplier of the batteries used in our C-Scan system shall cease to manufacture the batteries by mid-2019 and may cease to accept new orders effective immediately and, therefore, we will be required to find an alternative source for the X-ray source and batteries, which we may not be able to do in a timely manner.  The delays associated with the identification of a new manufacturer could delay our ability to achieve regulatory approvals and to manufacture our C-Scan system in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of our C-Scan system ceases operations or otherwise ceases to do business with us, we may not have access to the information necessary to enable another supplier to manufacture the component. The occurrence of any of these events could harm our ability to achieve regulatory approvals and to meet demand for our C-Scan system in a timely manner or within budget.

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

We are required to develop and maintain proper and effective internal controls over financial reporting. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may have one or more material weaknesses, which may adversely affect investor confidence in our company and, as a result, the value of our securities .

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

We will continue to be deemed an emerging growth company until the earliest of (i) the last day of the fiscal year in which our annual gross revenues exceed $1 billion (as indexed for inflation); (ii) the last day of the fiscal year following the fifth anniversary of the date of our  initial public offering ; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (iv) the date on which we are deemed to be a ‘large accelerated filer,’ as defined by the U.S. Securities and Exchange Commission, which would generally occur upon our attaining a public float of at least $700 million. Once we lose emerging growth company status, we expect the costs and demands placed upon our management to increase, as we will be required to comply with additional disclosure and accounting requirements, particularly if we also no longer qualify as a smaller reporting company.

Risks Related to Regulations

If we are unable to obtain, or experience significant delays in obtaining, FDA clearances or approvals, or equivalent third country approvals for our C-Scan system or future products or product enhancements, our ability to commercially distribute and market our products could suffer.

Our products are subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities and notified bodies. The process of obtaining regulatory clearances or approvals, or equivalent third country approvals to market a medical device can be costly and time consuming, and we may not be able to obtain these clearances or approvals, or equivalent third-country approvals on a timely basis, if at all. In particular, we expect to eventually generate a portion of our revenues from sales of our C-Scan system and future products in the United States, the European Union, or third countries. Before a new medical device, or a new use of, or claim for, an existing product can be marketed in the United States, it must first receive clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or FDA approval of a premarket approval application, or PMA, unless an exemption applies. The FDA will clear marketing of a low to moderate risk medical device through the 510(k) process if sufficiently similar predicate devices have previously been cleared via this pathway. In the 510(k) clearance process, the FDA must only determine that the proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use/indications for use, technological characteristics and principles of operation in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence.

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

These processes can be expensive and lengthy. FDA’s 510(k) clearance process may take 6 to 9 months, but it can last longer. Direct de novo reclassification typically takes at least 9 to 12 months from filing to clearance. The PMA pathway is much more costly and uncertain than the 510(k) clearance process or de novo reclassification, and generally takes at least 12 to 18 months, or even longer, from the time the application is filed with FDA to ultimate approval.

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

We may not obtain the necessary regulatory clearances, approvals or equivalent third country approvals to market our C-Scan system or future products in the United States or elsewhere. Any delay in, or failure to receive or maintain, clearance, approval for our C-Scan system or other products under development could prevent us from generating revenue from these products or achieving profitability.

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

If we or our future distributors do not obtain and maintain the necessary regulatory clearances or approvals, or equivalent third country approvals in a specific country or region, we will not be able to market and sell our C-Scan system or future products in that country or region .

We intend to market our C-Scan system in a number of international markets. To be able to market and sell our C-Scan system in a specific country or region, we and/or our distributors must comply with the regulations of that country or region. While the regulations of some countries do not impose barriers to marketing and selling part or all of our products or only require notification, others require that we and/or our distributors obtain the approval of a specified regulatory authorities. We are engaged with Dekra Certification as our Notified Body for such purposes. These regulations, and the time required for regulatory review, vary from country to country. Obtaining regulatory approvals is expensive and time-consuming, and we cannot be certain that we or our distributors will receive regulatory approvals for our C-Scan system or any future products in each country or region in which we plan to market such products. If we modify our C-Scan system or any future products, we or our distributors may need to apply for new regulatory approvals or our Notified Body may need to review the planned changes before we are permitted to sell them. We may not meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or our distributors are unable to maintain our authorizations or CE Certificates of Conformity in a particular country or region, we will no longer be able to sell our C-Scan system or any future products in that country or region, and our ability to generate revenues will be materially and adversely affected.

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

Ingestion of our C-Scan system requires the preparatory use of iodinated oral contrast medium to provide a coating for colonic imaging. We cannot be sure that the indications for which iodinated oral contrast medium are approved in the United States, or in other countries is sufficiently broad to cover such use. If the FDA or the competent regulatory authorities in other countries consider that iodinated oral contrast medium is not approved for the purpose for which it is used with the system, we may be considered to promote the off-label use of the iodinated oral contrast medium. Because the promotion of off-label use of drugs or medicinal products is prohibited in the United States, and in other countries, we could face both related issues with the FDA and/or the competent authorities of and/or other countries. In these circumstances, the FDA and/or the competent regulatory authorities and/or other countries may require us to obtain appropriate regulatory approvals for the iodinated oral contrast medium prior to marketing our C-Scan system with such substances. Under such circumstances, should we fail to obtain approval of the contrast agent for use with our C-Scan system, in a timely fashion, or at all, our business and financial condition will be adversely affected.

If we are unable to successfully complete clinical trials with respect to our C-Scan system, we may be unable to receive regulatory approvals or clearances for our C-Scan system and/or our ability to achieve market acceptance of our C-Scan system will be harmed.

The development of medical devices typically includes pre-clinical studies. Certain other devices require the submission of data generated from clinical trials, which can be long, expensive and uncertain processes, subject to delays and failure at any stage. The data obtained from the studies and trials may be inadequate to support regulatory clearances or approvals, or equivalent third-country approval, or to allow market acceptance of the products being studied. Our C-Scan system technology is currently undergoing clinical development and clinical trials. To date, we have performed clinical studies with several versions of our C-Scan system and with several versions of our non-scanning capsules.

The development of sufficient and appropriate clinical protocols to demonstrate safety, clinical performance and clinical effectiveness are required, and we may not adequately develop such protocols to support clearance, approval, or equivalent third country approval. The clinical trials that were conducted using prior versions of our C-Scan system, were conducted under differing protocols and used groups of patients different from those we intend to study in future clinical trials. Further, the FDA, the competent regulatory authorities of other countries, or our Notified Body in the EU may require us to submit data on a greater number of patients than we originally anticipated and/or for a longer follow-up period or they may change the data collection requirements or data analysis applicable to our clinical trials.

The commencement or completion of any of our clinical studies or trials may be delayed or halted, or be inadequate to support regulatory clearance, approval or product acceptance, or equivalent third country approval, for numerous reasons, including, among others:

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

The results of pre-clinical and clinical studies do not necessarily predict future clinical trial results, and predecessor clinical trial results may not be repeated in subsequent clinical trials. Additionally, the FDA, other third country regulatory entities may disagree with our interpretation of the data from our pre-clinical studies and clinical trials, or may find the clinical trial design, conduct or results inadequate to demonstrate safety or efficacy, and may require us to pursue additional pre-clinical studies or clinical trials, which could further delay the clearance, approval of our products. The data we collect from our non-clinical testing, our pre-clinical studies and other clinical trials may not be sufficient to support regulatory clearance and approval.

If the third parties on which we rely to conduct our clinical trials and clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory clearance or approval, or equivalent third country approval for, or commercialize, our C-Scan system or future products.

We do not have the ability to independently conduct our clinical trials for our C-Scan system and we must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct such trials. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory clearance, approval for, or successfully commercialize, our C-Scan system or future products on a timely basis, if at all, and our business, operating results and prospects may be adversely affected. Furthermore, our third-party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control.

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

Even if our C-Scan system or future products are cleared or approved by regulatory authorities or after obtaining CE Certificates of Conformity from our Notified Body, modifications to our C-Scan system or future products may require new regulatory clearances or approvals, new CE Certificates of Conformity, or may require us to recall or cease marketing it until the necessary clearances, approvals or CE Certificates of Conformity are obtained.

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

Even if our C-Scan system and future products are cleared or approved by regulatory authorities or after obtaining CE Certificates of Conformity from our Notified Body, if we or our suppliers fail to comply with ongoing FDA or other foreign regulatory authority requirements, or if we experience unanticipated problems with our products, our products could be subject to restrictions or withdrawal from the market.

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

Even if regulatory clearance or approval of a product is granted, or after obtaining CE Certificates of Conformity, such clearance or approval, or CE Certificates of Conformity may be subject to limitations on the intended uses for which the product may be marketed and reduce our potential to successfully commercialize the product and generate revenue from the product. If FDA or the competent regulatory authorities of foreign countries determines that our promotional materials, labeling, training or other marketing or educational activities constitute the promotion of an unapproved use or the promotion of an intended purpose not covered by our CE mark, they could request that we cease or modify our training or promotional materials or subject us to regulatory enforcement actions. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our training or other promotional materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

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

If we fail to maintain necessary regulatory clearances or CE Certificates of Conformity for our C-Scan system and indications in our target foreign markets, if clearances or approvals, or CE Certificates of Conformity for future products and indications are delayed or not issued, or if there are regulatory changes in our existing or future target markets, our commercial operations could be harmed

Our C-Scan system is a medical device that is subject to extensive regulations that are intended to assure its safety, effectiveness and compliance with applicable consumer laws. If we fail to obtain and maintain these regulatory approvals or clearances, our ability to sell our C-Scan system and generate revenues will be materially harmed.

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

Our success and ability to compete depends in large part upon our ability to protect our intellectual property. Although we have patents issued in Israel, Europe, United States, Japan, China, India, Hong Kong, Canada, South Korea and Australia, we continue to file and prosecute in many of the same countries and additional countries such as Brazil. We face several risks and uncertainties in connection with our intellectual property rights, including, among others:

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

We rely on trademark protection to distinguish our products from the products of our competitors.  We have registered the following trademarks in the United States: “CHECK CAP”, CHECK CAP (logo), “C-Scan” and C-Scan (logo), and the following trademarks in the European Union: CHECK CAP (logo), “C-Scan” and C-Scan (logo).  In jurisdictions where we have not registered our trademarks and logos and are using them, and as permitted by applicable local law, we rely on common law trademark protection.  Third parties may oppose our trademark applications, or otherwise challenge our use of the trademarks, and may be able to use our trademarks in jurisdictions where they are not registered or otherwise protected by law.  If our trademarks are successfully challenged or if a third party is using confusingly similar or identical trademarks in particular jurisdictions before we do, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote additional resources to marketing new brands. If others are able to use our trademarks, our ability to distinguish our products may be impaired, which could adversely affect our business. Further, we cannot assure you that competitors will not infringe upon our trademarks, or that we will have adequate resources to enforce our trademarks.

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

Our operations could also be disrupted by the obligations of personnel to perform military service. As of March 30, 2018, we had 43 employees and independent contractors, all of whom were based in Israel other than our Chief Executive Officer. Some of these employees may be called upon to perform up to 54 days in each three year period (and in the case of military officers, up to 84 days in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists and it is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

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

We have received grants from the Government of the State of Israel through the IIA (formerly the OCS) for the financing of a portion of our research and development expenditures pursuant to the Research Law and related regulations and guidelines. As of December 31, 2017, we had received funding from the IIA in the aggregate amount of $5.4 million.  As of December 31, 2017, we had not paid any royalties to the IIA and had a contingent obligation to the IIA in the amount of $5.6 million.  We may apply for additional IIA grants in the future; however, there is no assurance that such applications will be approved in the amount requested or at all.  Furthermore, the funds available for IIA grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future.  We cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

Under the terms of the Research Law as currently in effect, products developed with IIA grants are required to be manufactured in Israel and technology developed thereunder may not be transferred outside of Israel (including by way of license), unless prior approval is received from the IIA, which we may not receive. In addition, payment of additional amounts would be required if manufacturing is moved outside of Israel, in which case the royalty repayment rate is increased and the royalty ceiling can reach up to three times the amount of the grants received, and if IIA developed know-how is transferred outside of Israel, the royalty ceiling can reach up to six times the amount of grants received (plus interest).  We are currently considering whether it would be possible to assemble the capsule without the X-ray source in Israel, and have the X-ray source subsequently assembled into our C-Scan system at a reactor or cyclotron site or at a distribution center outside Israel.  Even following the full repayment of any IIA grants, we must nevertheless continue to comply with the requirements of the Research Law and related regulations and guidelines. The foregoing restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

A significant amendment to the Research Law entered into effect on January 1, 2016, under which the IIA, a statutory government corporation, was established, which replaced the OCS. Under such amendment, the IIA is authorized to establish rules concerning the ownership and exploitation of IIA-funded know-how (including with respect to restrictions on transfer of manufacturing activities and IIA-funded know-how outside of Israel), which may differ from the restrictive laws, regulations and guidelines as in effect prior to the establishment of such rules (and which remain in effect until such rules have been established by the IIA). In May 2017, the IIA issued new rules applicable to Israeli companies that receive grants from the IIA or its predecessor, the OCS, which went into effect on July 1, 2017. Among other things, the new rules establish a framework for funded companies to license IIA-funded know how to companies outside of Israel without necessarily triggering an exit payment (as described above). As of the date hereof, we cannot predict the impact these new rules will have on us or how they will be implemented by the IIA. Furthermore, it is anticipated that additional rules will be published by the IIA and we cannot predict or estimate the changes (if any) that may be made to this legislation (including with respect to the acquisition of an IIA-funded entity or the transfer of IIA-funded technology).

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

Risks Related to the Company

Our ordinary shares could be delisted from the NASDAQ Capital Market.

NASDAQ has established certain standards for the continued listing of a security on the NASDAQ Capital Market.  The standards for continued listing include, inter alia, that the minimum bid price for the listed securities be at least $1.00 per share.  Under these rules, a security is considered deficient if it fails to achieve at least a $1.00 closing bid price for a continuous period of 30 business days. On January 18, 2018, we received a notification from NASDAQ stating that the bid price for our ordinary shares had closed below the minimum $1.00 per share for 30 consecutive business days, which is not in compliance with the NASDAQ rules for continued listing. We were provided by NASDAQ with a compliance period of 180 calendar days (i.e., until July 17, 2018) in which to regain compliance pursuant to NASDAQ Listing Rules. We are able to regain compliance, if at any time during such 180 day period, the closing bid price of our ordinary shares is at least $1.00 for a minimum of ten consecutive business days.

In order to regain compliance, on April 2, 2018, our shareholders approved a reverse share split of our ordinary shares within a range of 1:8 to 1:12, the exact ratio to be determined by further action of our Board of Directors, to be effective on a date to be determined by our Board of Directors and announced by us, and to amend our Articles of Association accordingly. On April 2, 2018, our Board approved a reverse share split of our ordinary shares at a ratio of 1-for-12, effective as of April 4, 2018. As of April 4, 2018, the closing bid price of our ordinary shares was $5.44, and if the closing bid price of our ordinary shares continues to be at least $1 until May 16, 2018, we will be provided with a written confirmation of compliance and this matter will be closed.

If we cannot demonstrate compliance by the end of the grace period, NASDAQ’S staff will notify us that our ordinary shares are subject to delisting. We may then be eligible for an additional 180 day grace period if we meet the NASDAQ Capital Market’s initial listing standards with the exception of the minimum bid price requirement. There is, however, no assurance that NASDAQ would grant us an additional 180 day period to regain such compliance and, instead, NASDAQ could make a determination to delist our ordinary shares.

If we are delisted from NASDAQ, our ordinary shares may be eligible for trading on an over-the-counter market in the United States. In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our ordinary shares, it may be extremely difficult or impossible for shareholders to sell their ordinary shares in the United States. Moreover, if we are delisted from NASDAQ, but obtain a substitute listing for our ordinary shares in the United States, it will likely be on a market with less liquidity, and therefore experience potentially more price volatility than experienced on NASDAQ. Shareholders may not be able to sell their ordinary shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if our ordinary shares are delisted from NASDAQ, the price of our ordinary shares is likely to decline. A delisting of our ordinary shares from NASDAQ could also adversely affect our ability to obtain financing for our operations and/or result in a loss of confidence by investors, or employees.

For as long as we are an “emerging growth company,” we will not be required to comply with certain reporting requirements that apply to other public companies. We cannot predict whether the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from reporting requirements applicable to other public companies that are not emerging growth companies. These include: (i) not being required to comply with the auditor attestation requirements for the assessment of our internal controls over financial reporting provided by Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act; (ii) not being required to comply with any requirements adopted by the Public Company Accounting Oversight Board, or PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) not being required to comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the U.S. Securities and Exchange Commission determines otherwise, (iv) not being required to provide certain disclosure regarding executive compensation required of larger public companies; and (v) not being required to hold a non-binding advisory vote on executive compensation or seek shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company until December 31, 2020, although, if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31. We cannot predict if investors will find our securities less attractive if we choose to rely on these exemptions. If some investors find our securities less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our securities and the price for our securities may be more volatile. Further, as a result of these scaled regulatory requirements, our disclosure may be more limited than that of other public companies and you may not have the same protections afforded to security holders of such companies.

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

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses, including personnel and facilities related expenses, are incurred in NIS. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or, if the NIS instead devalues relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. The Israeli rate of inflation has not had a material adverse effect on our financial condition during the years 2017, 2016 and 2015.  In addition, we expect to incur operating expenses denominated in Euros, and therefore, our operating results are also subject to fluctuations due to changes in the U.S. dollar/Euro exchange rate. Given our general lack of currency hedging arrangements to protect us from fluctuations in the exchange rates of the NIS, the Euro and other foreign currencies in relation to the U.S. dollar (and/or from inflation of such foreign currencies), we may be exposed to material adverse effects from such movements. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the U.S. dollar.

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

Our stock price has been subject to considerable fluctuation since our initial public offering in February 2015, with the closing price per share having varied from a low of $5.58 to a high of $70.56, and may be subject to fluctuation in the future. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their securities at or above the purchase price. The market price for our ordinary shares on the NASDAQ Capital Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, among others:

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

We have broad discretion in how we use the net proceeds from our initial public offering and concurrent private placement and our August 2016, June 2017 and November 2017 registered direct offerings, and we may not use these proceeds effectively.

Our management has broad discretion as to the application of the net proceeds of our initial public offering and concurrent private placement and our August 2016, June 2017 and November 2017 registered direct offerings. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our profitability or our market value.

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

Our manufacturing facilities in Israel may qualify as a “Benefited Enterprise” under the Israeli Law for Encouragement of Capital Investments, 5719-1959, which would entitle us to receive certain tax benefits. In order to be eligible for such benefits, we would be required to meet certain conditions, including the making of a minimum capital investment in our productive assets and the carrying on of a required portion of our manufacturing in Israel. The amount of the benefit will be determined in accordance with various conditions, including the location of our property, plant and equipment and the location of certain of our sub-contractors. If we cease to meet the required conditions for eligibility, the tax benefits could be cancelled and we could be required to pay increased taxes or to refund the amounts of the benefits received with interest and penalties. We can provide no assurance as to the amount of future capital investment in our productive assets, our future manufacturing location and the future location of our property, plant and equipment and certain of our sub-contractors, and therefore, we cannot provide assurance that we will be eligible for such tax benefits or assurance as to the amount of such tax benefits. Even if we continue to meet the relevant requirements, the tax benefits that Benefited Enterprises receive may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we would be required to pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. See Item 10E “Additional Information—Taxation— Israeli Tax Considerations and Government Programs—Law for the Encouragement of Capital Investments, 5719-1959” for additional information concerning these tax benefits.

There is a risk that we may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (including our pro rata share of the gross income of our 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our pro rata share of the assets of our 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in Item 10E “Additional Information - Taxation—U.S. Federal Income Taxation—General”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of our securities or the receipt of certain excess distributions from us and may be subject to additional reporting requirements. We have not performed an analysis of our PFIC status for our taxable year ended December 31, 2017.  In addition, our actual PFIC status for our current taxable year or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our taxable year ended December 31, 2017 or any subsequent taxable year.

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

In September 2017, we completed a multi-center study of the C-Scan system in support of CE Mark submission.  The objective of the study was to assess safety and the clinical performance of the C-Scan system in detecting patients with polyps. The three-center trial enrolled 66 patients, with a mean age of 59 years. Following capsule ingestion, subjects swallowed small doses of contrast agent and fiber supplements with each meal throughout capsule passage. Average capsule transit time was 52±32 hours, and the average total X-ray dose was 0.05 mSv (CT colonography effective dose is ~ 6.0 mSv).  No bowel preparation, sedation, or change in diet was required.  Both confirmatory colonoscopy, performed by an independent investigator, and C-Scan review, performed by a central review group, were blinded to results. The study demonstrated a 44% sensitivity in the 45 subjects included in the analysis for polyps, with specificity of 89%.  Sensitivity strongly correlated (R-squared = 0.98) to the percentage of the colon scanned.  Sensitivity was 78% (p<0.05) and 100% (p<0.05) for subjects where greater than 50% and 70% of the colon was scanned, respectively.  Specificity was consistent for all subjects.

In October 2017, we were accepted for late breaking oral presentation of clinical safety and performance study abstract "Clinical Performance of a Novel X-ray Based Imaging Capsule for Colonic Screening", and for a presentation of “A novel capsule technology platform for specific localized colon drug delivery” poster, recognized as one of “Posters of Excellence” at the United European Gastroenterology (UEG) Week 2017 in Barcelona, Spain.

In the fourth quarter of 2017, we initiated a clinical study for the purpose of introducing an advanced version of the C-Scan system, Version 3 (formerly referred to as Advanced C-Scan system), which incorporates the latest algorithms and system optimization and tailors scanning of the colon to the patient’s natural colonic movements to maximize the amount of the colon that is tracked and imaged.  Evaluable results of 21 patients showed average colon imaging coverage of 64%, a 40% improvement over 46% average colon imaging coverage in the multi-center study. Sensitivity was 78% (p<0.05) for subjects with greater than 50% colon imaging coverage and 100% (p<0.05) for subjects with greater than 70% colon imaging coverage. Specificity (ability to correctly identify lack of polyps) was consistent at around 89%.

Following our certification to ISO 13485:2003 by our Notified Body, successful completion of our multi-center clinical study and achievement of compliance with the requirements of the Medical Devices Directive, in September 2017, we submitted a request for CE marking for the marketing and sale of our C-Scan system in the European Union.  We received the CE Mark approval on January 9, 2018.  Following the receipt of CE Mark approval, we submitted an application to register the C-Scan system for marketing and sale in Israel.
During the first quarter of 2018, we initiated an EU post-approval study using our C-Scan system Version 3 for the purpose of collecting additional evidence of clinical effectiveness and clinical utility to support market adoption. Subject to clinical results, regulatory approvals, available capital and engagement with strategic partners, we anticipate launching our C-Scan system commercially in Europe during 2019.

We conducted pre-submission meetings with the FDA during the period of December 2016 and February 2017 for the purpose of receiving feedback on the regulatory pathway for our system in the United States. We also sought feedback on a proposed protocol for a feasibility or pilot study, the primary purposes of which is to establish the safety of the C-Scan system and evaluate user compliance and satisfaction. Subject to required approvals, and available capital, we plan on initiating such a study during 2018.  Following successful completion of the pilot study, receipt of required approvals and available capital, we plan to initiate during 2019, a pivotal study in the United States to (i) demonstrate device safety as evidenced by a lack of device-related serious adverse events; and (ii) provide efficacy data concerning our C-Scan system’s performance. We anticipate that FDA approval for the pivotal study will be subject to our providing sufficient clinical data from previous clinical studies, which may include the multi-center clinical feasibility study, the multicenter safety and clinical performance study, and U.S. pilot study. However, there can be no assurance that we will receive approvals for the pilot and/or pivotal studies to be conducted in the United States.

We are considering clinical trials for regulatory approvals in Japan and China in parallel to the U.S. pivotal study, subject to available capital and engagement with strategic partners. Pivotal studies are expected, among other things, to compare polyps identified by our C-Scan system with the polyps identified by traditional optical colonoscopy. These clinical findings may be analyzed in comparison with results obtained from FOBTs and FITs.

Following and subject to the successful completion of our pivotal trial and available capital, our current strategy is to submit a direct de novo reclassification petition, which we anticipate submitting by 2020, for initial FDA approval for the marketing of our C-Scan system in the United States. Direct de novo reclassification typically takes at least 9 to 12 months from filing to clearance. If the FDA determines that our C-Scan system is not a candidate for de novo reclassification, it will require approval of the device for market through the PMA process. The PMA pathway is much more costly and uncertain than the 510(k) clearance process or de novo reclassification, and generally takes at least 12 to 18 months, or even longer, from the time the application is filed with FDA to ultimate approval.

We have submitted patent applications covering our technology in the United States, member states of the European Patent Organisation, Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan and South Korea. We have been granted patents for our core patent by the U.S. Patent and Trademark Office as well as from the European Patent Office, Australia, China, Hong Kong, Israel, India, Canada, South Korea and Japan. We also filed patent applications describing the use of our technology in several other medical applications.

Since our formation, we have not generated any revenue. We do not anticipate generating any revenue for the foreseeable future and we do not yet have any specific launch dates for our product. We incurred net losses of $9.8 million in 2017, $8.8 million in 2016 and $12.3 million in 2015.  As of December 31, 2017, we had an accumulated deficit of $52.7 million and a total shareholders’ equity of $5.9 million.

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

Our goal is to become a leading supplier of CRC screening technology and to establish our technology as a leading CRC screening method. Key elements of our strategy include:

•
obtaining regulatory approvals for the sale of our C-Scan system initially in the United States and Japan following receipt of CE marking for the marketing and sale of our C-Scan system in the European Union;

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

C-Scan Cap

C-Scan Cap is an X-ray scanning capsule, designed to measure, collect and transmit structural information, and is comprised of the following components:

•	X-ray Source – Including radioactive material sealed in a cylindrical housing.

•	Collimator – Radiation shield around the source, which absorbs most of the radiation. Several radial holes enable emission of radiation in defined directions.

•	X-ray Sensor – Comprised of several solid state X-ray detectors for measuring the scattered radiation intensity.

•	Tilt Sensor – Indication of capsule motion (3D acceleration).

•	Rotation Motor – For rotating the collimator and X-ray Source.

•	Compass sensor – Indication of true north (reference coordinate system).

•	Pressure sensor – indicating the hydrostatic pressure inside the colon.

•	Source Concealment Mechanism – Conceals the source inside the radiation shield.

•	R-T – Radio frequency transceiver device to communicate with the receiver.

•	Batteries – Electrical power supply for the capsule.

•	Memory – Data storage. The capsule should be able to store up to an hour of measured data.

•	C-Scan Track Coil – Transmits a continuous electromagnetic filed utilized by an external localization system to track 3D position.

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
0.02
0.04
0.06
0.08
0.12
0.14
0.16
0.18

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

Check Cap

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

The 10-subject study constituted the initial phase of a multi-center, prospective clinical feasibility study to establish the safety, functionality and preliminary efficacy of our C-Scan system in patients eligible for CRC screening, by comparing results from the clinical feasibility study with those from non-invasive, low-sensitivity FITs, as well as from optical colonoscopies. The feasibility study has been designed to allow for the recruitment of 100 subjects. The study was conducted at multiple centers in Israel. The clinical feasibility study was used to evaluate the image resolution generated by the capsule in a human colon without cathartic preparation, assess polyp imaging in various shapes and in different segments of the colon, and evaluated the safety of the device in terms of total and segmental transit time and analyze the effects of the presence of polyps and variable colon dimensions on these parameters. During the feasibility study we collected data regarding the overall imaging of the colon’s internal surfaces during the passage of the capsule to support the development of a correlation map of polyps identified through our imaging system with polyps imaged by optical colonoscopy and CTC. Additionally, the feasibility study allowed for the measurement of total radiation exposure and the distribution of contrast material within the colon.

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

In September 2017, we completed a multi-center study of the C-Scan system in support of CE Mark submission. The objective of the study was to assess safety and the clinical performance of C-Scan in detecting patients with polyps. The three-center trial enrolled 66 patients, with a mean age of 59 years. Following capsule ingestion, subjects swallowed small doses of contrast agent and fiber supplements with each meal throughout capsule passage. Average capsule transit time was 52±32 hours, and the average total X-ray dose was 0.05 mSv (CT colonography effective dose is ~ 6.0 mSv). No bowel preparation, sedation, or change in diet was required. Both confirmatory colonoscopy, performed by an independent investigator, and C-Scan review, performed by a central review group, were blinded to results.  The study demonstrated a 44% sensitivity in the 45 subjects included in the analysis for polyps, with specificity of 89%. Sensitivity strongly correlated (R-squared = 0.98) to the percentage of the colon scanned. Sensitivity was 78% (p<0.05) and 100% (p<0.05) for subjects where greater than 50% and 70% of the colon was scanned, respectively. Specificity was consistent for all subjects.

In October 2017, we were accepted for late breaking oral presentation of clinical safety and performance study abstract "Clinical Performance of a Novel X-ray Based Imaging Capsule for Colonic Screening", and for a presentation of “A novel capsule technology platform for specific localized colon drug delivery” poster, recognized as one of “Posters of Excellence” at the UEG Week 2017 in Barcelona, Spain.

In the fourth quarter of 2017, we initiated a clinical study for the purpose of introducing an advanced C-Scan version with improved colon scan coverage, Version 3 (formerly referred to as Advanced C-Scan system), which incorporates the latest algorithms and system optimization and tailors scanning of the colon to the patient’s natural colonic movements to maximize the amount of the colon that is tracked and imaged.  Evaluable results of 21 patients showed average colon imaging coverage of 64%, a 40% improvement over 46% average colon imaging coverage in the multi-center study. Sensitivity was 78% (p<0.05) for subjects with greater than 50% colon imaging coverage and 100% (p<0.05) for subjects with greater than 70% colon imaging coverage. Specificity (ability to correctly identify lack of polyps) was consistent at around 89%.

During the first quarter of 2018, we initiated an EU post-approval study using our C-Scan system Version 3 for the purpose of collecting additional evidence of clinical effectiveness and clinical utility to support market adoption.

Research and Development

Our research and development strategy is centered on developing our C-Scan system. Our research and development team is located at our facilities in Isfiya, Israel, and consists of 39 employees and independent contractors as of March 30, 2018 and is supported by highly experienced consultants.

We have received grants from the Government of the State of Israel through the IIA (formerly the OCS) for the financing of a portion of our research and development expenditures pursuant to the Research Law and related regulations and guidelines. As of December 31, 2017, we had received funding from the IIA in the aggregate amount of $5.3 million and had a contingent obligation to the IIA in the amount of $5.6 million. As of December 31, 2017, we had not paid any royalties to the IIA.  We may apply for additional IIA grants in the future; however, there is no assurance that such applications will be approved in the amount requested or at all.  Furthermore, the funds available for IIA grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future.  We cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

We incurred approximately $6.8 million, $5.5 million and $5.8 million in research and development expenses, net (after deducting participation by others and government grants) for the years ended December 31, 2017, 2016 and 2015, respectively. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Operations Overview— Research and Development Expenses, Net.”

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

As of December 31, 2017, we had 30 granted patents (not including separate validations in Europe), 2 allowed patent applications and 23 pending patent applications worldwide relating to various elements and functions of our products and related enhancements. We have submitted patent applications covering our technology in the United States, member states of the European Patent Organisation, Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan and South Korea. We have received patent grants for our core patent by the United States Patent and Trademark Office as well as from the European Patent Office, Australia, China, Hong Kong, Israel, India, Canada, South Korea and Japan.  We also filed patent applications describing the use of our technology in several other medical applications.

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

A second PCT patent application (PCT/IL2008/000163), which is pending in Canada in the national-phase and granted in Europe, Israel, United States, Australia, India, China and Hong Kong, discloses additional features such as a rotating collimator and improved scanning mechanisms, the capability to determine tissue density to differentiate between different types of polyps, as well as the capability to determine capsule movement in the colon. Another PCT application (PCT/IL2011/000462), which is pending in Brazil in the PCT national-phase and granted in Europe, Israel, United States, Canada, Australia and South Korea, discloses a number of alternate fail safe concealment mechanisms that can be utilized in the capsule to ensure that the X-ray source is blocked when the capsule is not scanning and is open when it is scanning, allowing the capsule to image the colon. The fail-safe feature ensures that in the event of power failure, the radiation source is blocked and X-rays do not escape.

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

In addition to patent protection, we rely on trade secrets, including unpatented know-how, technology innovation, drawings, technical specifications and other proprietary. We also rely on protection available under trademark laws, and hold the following registered trademarks in the United States: “CHECK CAP”, CHECK CAP (logo), “C-Scan” and C-Scan (logo), and the following trademarks in the European Union: CHECK CAP (logo), “C-Scan” and C-Scan (logo).

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

Several companies have developed or are developing non-invasive technologies based on stool, serum, or molecular diagnostics (from blood and other bodily fluids), or MDx, tests that are used to indicate the presence of CRC and polyps in the colon. These companies include Polymedco, Exact Sciences , Epigenomics AG, Gene News, EDP Biotech Corporation, Illumina, Inc., Quest Diagnostics and VolitionRx Nu.Q diagnostic.

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

•
following the receipt of CE Mark of conformity for the C-Scan system in the European Union, we need to obtain the requisite regulatory approvals in the United States, Japan and other markets where we plan to focus our commercialization efforts;

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

Subject to our receipt of regulatory approvals, available capital, and engagement with strategic partners, we expect to commercialize our C-Scan system during 2019 in selected markets in Europe. We intend to target major markets in Europe. In these markets, we are planning to work with strategic partners and/or local distributors who are active in the gastroenterology field and who have already demonstrated excellent performance in introducing new and innovative technologies.

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

Manufacturing and Suppliers

Our manufacturing operations are conducted at a facility located in Isfiya, Israel. We lease approximately 900 square meters at this facility under a lease agreement expiring on May 31, 2022. We have the right to terminate the agreement at any time, upon as least 60 days prior written notice. We currently have sufficient space to manufacture our C-Scan system for the clinical studies, but have limited resources, facilities and experience in commercially manufacturing large quantities of our C-Scan system and software application to meet the demand we expect from our expanded commercialization efforts. We expect to face certain technical challenges as we increase manufacturing capacity, including, among others, logistics associated with the handling of radioactive materials, equipment design and automation, material procurement, lower than expected yields and increased scrap costs, as well as challenges related to maintaining quality control and assurance standards. Our production objective is to establish a scalable capacity in order to meet such expanded demand for our C-Scan system and market expansion. If we are unable to scale our manufacturing capabilities to meet market demand, our growth could be limited and our business, financial condition and results of operations could be materially adversely affected.

We are continuing to upgrade and expand our production system and capacity and developing supply chain systems to support production for clinical trials and to meet standards for CE post-marketing. Our current capacity was built to accommodate our clinical phase. We have integrated a product life management system to enable overall life cycle tracking and documentation including full configuration management control and manufacturing documentation.

In November 2017, we entered into an agreement with GE Healthcare, which furthers our manufacturing collaboration with GE and involves GE’s final assembly, packaging and shipping of C-Scan capsules, initially to support our U.S. pilot trial that we expect to initiate during 2018, subject to required approvals and available capital.  We will supply GE with supporting calibration and final assembly methodology and equipment.

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

We have received grants from Government of the State of Israel through the IIA (formerly the OCS) for the financing of a portion of our research and development expenditures pursuant to the Research Law and related regulations and guidelines.  Under the terms of the Research Law as currently in effect, products developed with IIA grants are required to be manufactured in Israel and the technology developed thereunder may not be transferred outside of Israel (including by way of license), unless prior approval is received from the IIA, which we may not receive (and any such approval would be subject to increased royalty repayment rates and increased royalties). We are currently considering whether it would be possible to assemble the capsule without the X-ray source in Israel, and have the X-ray source subsequently assembled into our C-Scan system at a reactor or cyclotron site or at a distribution center outside Israel. Even following the full repayment of any IIA grants, we must nevertheless continue to comply with the requirements of the Research Law and regulations and guidelines thereunder. The foregoing restrictions may impair our ability to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. A significant amendment to the Research Law entered into effect on January 1, 2016, under which the IIA, a statutory government corporation, was established and replaced the OCS.  Under such amendment, the IIA is authorized to establish rules concerning the ownership and exploitation of IIA-funded know-how (including with respect to restrictions on transfer of manufacturing activities and IIA-funded know-how outside of Israel, which may differ from the restrictive laws, regulations and guidelines as in effect prior to the establishment of such rules (and which remain in effect until such rules have been established by the IIA). See “Risk Factors – Risks Related to Our Operations in Israel.”

We currently depend on single source suppliers for some of the components necessary for the production of our C-Scan system. For example, for the current version of the C-Scan system used in clinical trials, we currently have a single supplier for the motor used to rotate the collimated X-ray source in our C-Scan system and for each of the specially designed X-ray detectors, X-ray source and batteries used in our C-Scan system. There are a limited number of manufacturers worldwide who are capable of manufacturing the motor and the specially designed X-ray detectors and X-ray source that we currently use in our C-Scan system. In addition, the ASIC residing in our C-Scan system is currently manufactured for us by a single FAB. However, there are many alternative FABs worldwide and the design of our current ASIC could be adapted in the event it became necessary to use an alternative FAB.  Furthermore, we do not currently have written contracts with all of such suppliers. While our current suppliers have been able to supply the required quantities of such components to date, if the supply of these components is disrupted or terminated or if our current suppliers are unable to supply required quantities of components, we may not be able to find alternative sources for these key components in a timely manner. Although we are planning to maintain strategic inventory of key components, the inventory may not be sufficient to satisfy the demand for our C-Scan system if such supply is interrupted, or subject to risk of loss due to catastrophic events such as a fire at our storage facility.  As a result of the foregoing, we may be unable to meet the demand for our C-Scan system, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation. If we are required to change the manufacturer of any of these key components, there may be a significant delay in locating a suitable alternative manufacturer. In addition, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with FDA and other applicable quality standards and with all applicable regulations and guidelines. For example, our agreement with the supplier of the X-ray source used in our C-Scan system terminates on December 31, 2108 and we have been informed that the supplier of the batteries used in our C-Scan system shall cease to manufacture the batteries by mid-2019 and may cease to accept new orders effective immediately and, therefore, we will be required to find an alternative source for the X-ray source and batteries, which we may not be able to do in a timely manner.  The delays associated with the identification of a new manufacturer could delay our ability to manufacture our C-Scan system in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of our C-Scan system ceases operations or otherwise ceases to do business with us, we may not have access to the information necessary to enable another supplier to manufacture the component. The occurrence of any of these events could harm our ability to meet demand for our C-Scan system in a timely manner or within budget.

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

510(k) Clearance Pathway

To obtain 510(k) clearance, we must submit a premarket notification, or 510(k) notice, demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of premarket approval applications. The FDA’s 510(k) clearance pathway may take approximately between 6 to 9 months, but it can take significantly longer. FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

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

We believe that important potential benefits of our C-Scan system for CRC screening are the elimination of the need for bowel preparation, the elimination of the need for conscious sedation, the minimally invasive, painless nature of the examination, and the ability to pursue normal daily activities immediately following the procedure. Furthermore, the C-Scan system is being designed to generate information from segments of the colon ( e.g. , cecum and ascending colon) that are difficult to access by conventional optical colonoscopy ( i.e. , incomplete colonoscopies) without the risks and discomforts of operative examination or other invasive methods. We believe these benefits will be attractive to a large number of patients from the target populations that so far refrained from any screening tests. Thus, we anticipate that our capsule will increase the public compliance to screening recommendation.

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

FCC Clearance and Regulation

Because our C-Scan system includes a wireless radio frequency transmitter and receiver, it is subject to equipment authorization requirements in the United States. The U.S. Federal Communications Commission, or FCC, requires authorization of radio frequency devices before they can be sold or marketed in the United States, subject to limited exceptions. The authorization requirements are intended to confirm that the proposed products comply with FCC radio frequency emission, power level standards, and other technical requirements and will not cause interference. Our system is using the same frequency band as other approved capsules, and we expect that it will comply with the FCC’s technical requirements, so it is expected that it will be authorized by the FCC as well.

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

An entity which manufactures, prepares, or transfers a medical capsule containing radioactive byproduct material needs to be licensed or covered by a license issued by the NRC or an Agreement State. An NRC or Agreement State licensee authorized to possess and/or distribute byproduct material can transfer the byproduct material only to another NRC, or Agreement State, approved entity or licensee. The NRC’s regulations permit only individuals who are authorized users ( e.g. , individuals who meet certain training and experience criteria regarding the safe use of radioactive drugs) or persons working under the supervision of an authorized user to administer radioactive drugs for medical use.

The NRC regulations do exempt certain products from the NRC’s regulations. Existing exemptions from licensing requirements for the use of byproduct material include exemptions for specific products ( e.g. , time pieces), exemptions for classes of products ( e.g. , gas or aerosol detectors), and broader materials exemptions for “exempt concentrations” and “exempt quantities” of radioactive material. These two broad materials exemptions specifically exclude the transfer of byproduct material contained in any food, drug, or product designed for ingestion by a human being. Capsules containing our X-ray source would not qualify as an “exempt quantity” because of their intended use ( i.e. , for ingestion) even though they may contain a smaller quantity of the source than the exempt quantities set forth in the regulations.

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

The company has obtained as of January 9, 2018 the CE mark of conformity for the C-Scan system.

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

Our principal executive offices and operations are conducted at a facility located in Isfiya, Israel since June 1, 2009. We lease approximately 900 square meters at this facility under a lease agreement expiring on May 31, 2022, unless earlier terminated by us upon at least 60 days prior written notice. We believe that our current facilities are adequate to meet our current needs for the clinical phase of our development.  See Item 4B “Information on Our Company – Business Overview – Manufacturing and Suppliers.”

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

Check-Cap LLC was formed in 2004 as a Delaware limited liability company to develop a novel and superior solution for colon cancer screening. In 2009, all of the business operations and substantially all of the assets of Check-Cap LLC were transferred to Check Cap Ltd., a newly-incorporated Israeli company. Our offices are located near Haifa, in the northern part of Israel. Our management team includes an experienced group of executives in the business, research, clinical and regulatory fields. As of March 30, 2018, our research and development team consists of 39 experienced professionals (including employees and independent contractors) in a variety of fields such as clinics, physics, algorithms, electronics, software, mechanical engineering, verification and validation, and manufacturing.

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

In September 2017, we completed a multi-center study of the C-Scan system in support of CE Mark submission.  The objective of the study was to assess safety and the clinical performance of the C-Scan system in detecting patients with polyps. The three-center trial enrolled 66 patients, with a mean age of 59 years. Following capsule ingestion, subjects swallowed small doses of contrast agent and fiber supplements with each meal throughout capsule passage. Average capsule transit time was 52±32 hours, and the average total X-ray dose was 0.05 mSv (CT colonography effective dose is ~ 6.0 mSv).  No bowel preparation, sedation, or change in diet was required.  Both confirmatory colonoscopy, performed by an independent investigator, and C-Scan review, performed by a central review group, were blinded to results. The study demonstrated a 44% sensitivity in the 45 subjects included in the analysis for polyps, with specificity of 89%.  Sensitivity strongly correlated (R-squared = 0.98) to the percentage of the colon scanned.  Sensitivity was 78% (p<0.05) and 100% (p<0.05) for subjects where greater than 50% and 70% of the colon was scanned, respectively.  Specificity was consistent for all subjects.

In October 2017, we were accepted for late breaking oral presentation of clinical safety and performance study abstract "Clinical Performance of a Novel X-ray Based Imaging Capsule for Colonic Screening", and for a presentation of “A novel capsule technology platform for specific localized colon drug delivery” poster, recognized as one of “Posters of Excellence” at the UEG Week 2017 in Barcelona, Spain.

In the fourth quarter of 2017, we initiated a clinical study for the purpose of introducing an advanced version of the C-Scan system, Version 3 (formerly referred to as the Advanced C-Scan system), which incorporates the latest algorithms and system optimization and tailors scanning of the colon to the patient’s natural colonic movements to maximize the amount of the colon that is tracked and imaged.  Evaluable results of 21 patients showed average colon imaging coverage of 64%, a 40% improvement over 46% average colon imaging coverage in the multi-center study. Sensitivity was 78% (p<0.05) for subjects with greater than 50% colon imaging coverage and 100% (p<0.05) for subjects with greater than 70% colon imaging coverage. Specificity (ability to correctly identify lack of polyps) was consistent at around 89%.  .

Following our certification to ISO 13485:2003 by our Notified Body, successful completion of our multi-center clinical study and achievement of compliance with the requirements of the Medical Devices Directive, in September 2017, we submitted a request for CE marking for the marketing and sale of our C-Scan system in the European Union.  We received the CE Mark approval on January 9, 2018. Following the receipt of CE Mark approval, we submitted an application to register the C-Scan system for marketing and sale in Israel.

During the first quarter of 2018, we initiated an EU post-approval study using our C-Scan system Version 3 for the purpose of collecting additional evidence of clinical effectiveness and clinical utility to support market adoption. Subject to clinical results, regulatory approvals, available capital and engagement with strategic partners, we anticipate launching our C-Scan system commercially in Europe during 2019.

We conducted pre-submission meetings with the FDA during period of December 2016 and February 2017 for the purpose of receiving feedback on the regulatory pathway for our system in the United States. We also sought feedback on a proposed protocol for a feasibility or pilot study, the primary purposes of which is to establish the safety of the C-Scan system and evaluate user compliance and satisfaction. Subject to required approvals and available capital, we plan on initiating such a study during 2018.  Following the successful completion of the pilot study, receipt of required approvals and available capital, we plan to initiate during 2019, a pivotal study in the United States to (i) demonstrate device safety as evidenced by a lack of device-related serious adverse events; and (ii) provide efficacy data concerning our C-Scan system’s performance. We anticipate that FDA approval for the pivotal study will be subject to our providing sufficient clinical data from previous clinical studies, which may include the multi-center clinical feasibility study, the multicenter safety and clinical performance study, and U.S. pilot study. However, there can be no assurance that we will receive approvals for the pilot and/or pivotal studies to be conducted in the United States.

We are considering clinical trials for regulatory approvals in Japan and China in parallel to the U.S. pivotal study, subject to available capital and engagement with strategic partners. Pivotal studies are expected, among other things, to compare polyps identified by our C-Scan system with the polyps identified by traditional optical colonoscopy. These clinical findings may be analyzed in comparison with results obtained from FOBTs and FITs.

Following and subject to the successful completion of our pivotal trial, our current strategy is to submit a direct de novo reclassification petition, which we anticipate submitting by 2020, for initial FDA approval for the marketing of our C-Scan system in the United States. Direct de novo reclassification typically takes at least 9 to 12 months from filing to clearance. If the FDA determines that our C-Scan system is not a candidate for de novo reclassification, it will require approval of the device for market through the PMA process. The PMA pathway is much more costly and uncertain than the 510(k) clearance process or de novo reclassification, and generally takes at least 12 to 18 months, or even longer, from the time the application is filed with FDA to ultimate approval.

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

We have generated significant losses to date, and we expect to continue to generate losses for at least the next several years as we continue our investment in research and development and clinical trials in order to complete the development of our C-Scan system and to attain regulatory approvals, begin the commercialization efforts for our products, increase our marketing and selling expenses, and incur additional costs as a result of being a public company in the United States. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability. As of December 31, 2017, we had accumulated losses of approximately $52.7 million.

On February 24, 2015, we consummated an initial public offering of 166,667 units, each consisting of one ordinary share and one half of a Series A Warrant to purchase one ordinary share. The price per unit sold in the initial public offering was $72.00. Each unit in the initial public offering was issued with one and one half Long Term Incentive Warrants. We granted the underwriters in the initial public offering a 45-day over-allotment option to purchase up to 25,000 additional units (together with an accompanying 37,500 Long Term Incentive Warrants) from us to cover over-allotments. On March 6, 2015, the option to purchase additional 8,334 units was partially exercised. On March 18, 2015, the units were separated into one ordinary share and one-half of a Series A Warrant to purchase one ordinary share and the units ceased to exist. On April 6, 2015, the option to purchase additional 12,500 ordinary shares and 6,250 Series A Warrant was partially exercised. The aggregate offering price of the securities sold in the initial public offering (including the over-allotment option) was approximately $13.5 million. The total expenses of the offering, including underwriting discounts and commissions, were approximately $2.9 million (including certain warrants with value of $196,000 issued in connection with the IPO). The net proceeds we received from the initial public offering (including the over-allotment option) was approximately $10.8 million. Concurrently with our initial public offering, we consummated the private placement of 166,667 units in a private placement and received aggregate gross proceeds of $12,000,000 from the private placement.

On August 11, 2016, we consummated a registered direct offering of 53,635 ordinary shares at a price of $22.80 per share and pre-funded warrants to purchase 209,524 ordinary shares at a purchase price of $22.20 per pre-funded warrant. The pre-funded warrants had an exercise price of $0.60 per share, subject to certain adjustments and an expiration date of August 11, 2023, unless otherwise extended in accordance with the terms of the pre-funded warrants.  We received gross proceeds from the registered direct offering of approximately $5.9 million (including proceeds from the exercise of 47,917 pre-funded warrants at the closing of the offering). As of December 31, 2017, all of the remaining pre-funded warrants to purchase an aggregate 161,607 ordinary shares had been exercised, for total additional proceeds of $97,000.

On June 2, 2017, we consummated a registered direct offering of 112,460 ordinary shares at a price of $24.00 per share and a simultaneous private placement of one-year warrants to purchase 112,460 ordinary shares. The warrants have an exercise price of $25.50 per share and are immediately exercisable. We received gross proceeds from the registered direct offering of approximately $2.69 and may receive up to approximately $5.57 million total gross proceeds in the event that the warrants are exercised in full for cash.

On November 22, 2017, we consummated a registered direct offering of 189,387 ordinary shares at a price of $13.20 per share and a simultaneous private placement of five-year warrants to purchase an aggregate of up to 142,042 ordinary shares. The warrants have an exercise price of $15.00 per share and are immediately exercisable. We received approximately $2.5 million gross proceeds from the offering and may receive up to approximately $4.6 million total gross proceeds in the event that the warrants are exercised in full in cash.

Our management plans to continue the development, clinical development and regulatory activities of our C-Scan system in 2018 and to maintain costs associated with such activities similar to 2017, to reach market in a timely manner. Management plans include additional fund raising in the next year. If we are not successful in raising capital through public or private offerings or are unable to reduce our expenses, we may exhaust our cash resources and will be unable to continue our operations for the next 12 months. See “Item 3D “Key Information - Risk Factors— Risks Related to Our Financial Position.”

For a more detailed description of our business and plans, see Item 4B “Information on Our Company – Business Overview.”

A.	Operating Results

Financial Operations Overview

Revenue

We have not generated any revenue since our inception. To date, we have funded our operations primarily through equity financings, as well as from grants that we received from the IIA (formerly the OCS). If our product development efforts result in clinical success, regulatory approval and the successful commercialization of our imaging system, we expect to generate revenue from sales of our C-Scan system.

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

Since 2015, we have spent approximately $19.8 million on research and development expenses as of December 31, 2017, of which $1.7 million was funded by government grants. Our total research and development expenses, net of participations in the years ended December 31, 2017, 2016, and 2015 were approximately $6.8 million, $5.5 million and $5.8 million, respectively. All research and development expenses are expensed as incurred. We expect research and development expenses to increase in absolute terms in the near term.

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

Our research and development expenses, net are net of grants we have received from the Government of Israel through the IIA (formerly the OCS). Under the terms of the Research Law as currently in effect, in exchange for these grants, we are required to pay the IIA royalties from our revenues up to an aggregate of 100% (which may be increased under certain circumstances) of the U.S. dollar-linked value of the grant, plus interest at the rate of 12-month LIBOR. Pursuant to regulations under the Research Law, the rate of repayment ranges between 3% to 5% of revenues (and at an increased rate under certain circumstances). As of December 31, 2017, we had received funding from the IIA (formerly the OCS) in the aggregate amount of $5.3 million. As of December 31, 2017, we had not paid any royalties to the IIA and had a contingent obligation to the IIA in the amount of $5.6 million. For additional information regarding the IIA grants, see Item 10E “Additional Information - Taxation - Israeli Tax Considerations and Government Programs - The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly the Encouragement of Industrial Research and Development Law, 5744-1984).” There can be no assurance that we will continue to receive grants from the OCS in amounts sufficient for our operations, if at all.

As of December 31, 2017, we, together with Synergy Research Inc., or Synergy, had received funding from the BIRD Foundation of $127,000 for the funding of a project entitled “Collection & Analysis of Gastrointestinal Images for Diagnostic Adenomatic Polyps and Colorectal Cancer.” We shall not be receiving additional funding from the BIRD Foundation for such project, which is no longer active.  Based on the aggregate expenses that we incurred for such project, we refunded to the BIRD Foundation an amount of approximately $12,000.  As of December 31, 2017, we had not paid any royalties to the BIRD Foundation and had a contingent liability to the BIRD Foundation in the amount of $125,000. See Item 5B “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Sources of Liquidity” for a description of the Cooperation and Project Funding Agreement with the BIRD Foundation and Synergy.

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

Financial Income and Finance Expenses

Our finance income and finance expenses in 2015 consist primarily of fair value changes with respect to warrants to purchase Series D-1 and D-2 preferred shares issued to investors and service providers in connection with our D1 investment round, and warrants to purchase Series C-1 preferred shares and warrants to purchase Series C-2 preferred shares issued to Pontifax (investing through three affiliated funds: Pontifax (Cayman) II, L.P., Pontifax (Israel) II L.P., Pontifax (Israel) II- Individual Investors L.P. which we collectively refer to as the “Pontifax Funds”), interest earned on our cash, cash equivalents and short-term investments and changes in provision for royalties primarily to Check –Cap LLC unitholders.

Our finance income and finance expenses in 2016 and 2017 consist primarily of interest earned on our cash, cash equivalents and short-term investments and changes in provision for royalties primarily to Check–Cap LLC unitholders.

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

Taxes on Income

The standard corporate tax rate in Israel for the tax years 2017, 2016 and 2015 was 24%, 25% and 26.5%, respectively, and was reduced to 23% in 2018.

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carryforward tax losses totaling approximately $54.5 million as of December 31, 2017.  We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. However, a tax loss that can be utilized in a certain tax year cannot be carried forward to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

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

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

	Year Ended December 31,
	2017	2016
	(US$ in thousands, except per share data)
Research and development expenses, net	$6,837	$5,491
General and administrative expenses	3,164	3,571
Operating loss	10,001	9,062
Finance income, net	236	244
Loss before income tax	9,765	8,818
Taxes on income	6	8
Net loss	$9,771	$8,826

Research and Development Expenses, net.  Our research and development expenses, net for the year ended December 31, 2017 were $6.84 million, as compared with $5.49 million for the year ended December 31, 2016, an increase of $1.35 million or 24.6%.  The increase in research and development, net expenses between 2017 and 2016 was primarily due to: a $922,000 decrease in grants from the IIA; a $136,000 increase in fees to subcontractors and consultants; and a $382,000 increase in other research and development expenses relating to our clinical trials and regulatory expenses, primarily in connection with the application for CE Mark approval for our C-Scan system and preparation for the U.S. pilot study. The increase in research and development expenses, net between 2017 and 2016 was partially offset by: a $118,000 decrease in share-based compensation expenses relating to awards to directors, officers and employees in 2015, the expenses for which are recognized over a three to four year period, with the majority of the expenses recognized in 2016.

	2017	2016	Change
	(US$ in thousands)
Salaries and related expenses	$4,656	$4,683	$(27)
Share-based compensation	116	234	(118)
Materials	614	596	18
Subcontractors and consultants	456	320	136
Depreciation	147	121	26
Cost for registration of patents	157	150	7
Other research and development expenses	893	511	382
	7,039	6,615	424
Less participation of the IIA (formerly the OCS) and the BIRD Foundation	(202)	(1,124)	922
Total research and development expenses, net	$6,837	$5,491	$1,346

General and Administrative Expenses. Our general and administrative expenses for the year ended December 31, 2017 were $3.16 million, as compared to $3.57 million for the year ended December 31, 2016, a decrease of $407,000, or 11.4%.  The decrease in general and administrative expenses is primarily due to the following: a $365,000 decrease in 2017 of share-based compensation expenses relating to awards to directors, officers and employees in 2015, the expenses for which are recognized over a three to four year period, with the majority of the expenses recognized in 2016, and a $104,000 decrease in other general and administrative expenses primarily due to decreased public relation expenses.

	2017	2016	Change
	(US$ in thousands)
Salaries and related expenses	$1,395	$1,411	$(16)
Share-based compensation	610	975	(365)
Professional services	414	354	60
Office rent and maintenance	161	144	17
Depreciation	10	9	1
Other general and administrative expenses	574	678	(104)
Total general and administrative expenses	$3,164	$3,571	$(407)

Operating Loss.  Our operating loss for the year ended December 31, 2017 was $10.0 million, as compared with $9.06 million for the year ended December 31, 2016, an increase of $940,000, or 10.4%.  The increase was as a result of the $1.35 million increase in research and development expenses, net for the year ended December 31, 2017 compared to the year ended December 31, 2016, offset by the $407,000 decrease in general and administrative expenses in the same period.

Finance Income, net. Our finance income, net for the year ended December 31, 2017 was $236,000, as compared to $244,000 for the year ended December 31, 2016, a decrease of $8,000.  The change in our finance income, net is primarily due to the following:


For the year ended December 31, 2017, we recorded $66,000 of interest income on short-term deposits as compared to $139,000, for the year ended December 31, 2016, a decrease of $73,000 resulting from a lower average short-term deposits balance in 2017 .


For the year ended December 31, 2017, we recorded finance income of $82,000 as a result of changes in provision for royalties, primarily to Check –Cap LLC unitholders, as compared to a finance income of $56,000 in the year ended December 31, 2016, a decrease of $26,000.

	For the year ended December 31, 2017, we recorded $95,000 finance income as a result of exchange rate differences as compared to $56,000, for the year ended December 31, 2016, an increase of $39,000.

Loss before income tax. Our loss before income tax for the year ended December 31, 2017 was $9.76 million, as compared to $8.82 million for the year ended December 31, 2016, an increase of $940,000.

Net Loss. Our net loss for the year ended December 31, 2017 was $9.77 million, as compared to $8.83 million for the year ended December 31, 2016, an increase of $940,000.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

	Year Ended December 31,
	2016	2015
	(US$ in thousands, except per share data)
Research and development expenses, net	$5,491	$5,837
General and administrative expenses	3,571	6,626
Operating loss	9,062	12,463
Finance income, net	244	173
Loss before income tax	8,818	12,290
Taxes on income	8	-
Net loss	$8,826	$12,290

Research and Development Expenses, net. Our research and development expenses, net for the year ended December 31, 2016 were $5.49 million, as compared with $5.84 million for the year ended December 31, 2015, a decrease of $0.35 million or 6.0%.  The decrease in research and development, net expenses between 2016 and 2015 was primarily due to: a $770,000 increase in grants from the IIA (formerly the OCS) in 2016; a $556,000 decrease in share-based compensation, primarily due to the absence in 2016 of a $448,000 share-based compensation expense that we recorded in 2015 associated with the one-time grant of options to certain members of our management; and a $368,000 decrease in fees to subcontractors and consultants in 2016 as we increased the number of research, development and clinical employees in 2016.  The decrease in research and development expenses, net between 2016 and 2015 was partially offset by a $1.1 million increase in salaries and related expenses as a result of the recruitment of research, development and clinical employees during the course of 2015, the related expenses for whom were fully accounted for in 2016 and a $229,000 increase in other research and development expenses relating to our clinical trials.

	2016	2015	Change
	(US$ in thousands)
Salaries and related expenses	$4,863	$3,585	$1,098
Share-based compensation	234	790	(556)
Materials	596	608	(12)
Subcontractors and consultants	320	688	(368)
Depreciation	121	85	36
Cost for registration of patents	150	153	(3)
Other research and development expenses	511	282	229
	6,615	6,191	424
Less participation of the IIA (formerly the OCS) and the BIRD Foundation	(1,124)	(354)	(770)
Total research and development expenses, net	$5,491	$5,837	$(346)

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

	2016	2015	Change
	(US$ in thousands)
Salaries and related expenses	$1,414	$1,830	$(419)
Share-based compensation	975	2,934	(1,959)
Professional services	354	609	(255)
Office rent and maintenance	144	108	36
Depreciation	9	7	2
Other general and administrative expenses	678	1,138	(460)
Total general and administrative expenses	$3,571	$6,626	$(3,055)

Operating Loss. Our operating loss for the year ended December 31, 2016 was $9.1 million, as compared with $12.5 million for the year ended December 31, 2015, a decrease of $3.4 million, or 27.2%. The decrease was as a result of the $0.35 million decrease in research and development expenses, net for the year ended December 31, 2016 compared to the year ended December 31, 2015 and the $3.0 million decrease in general and administrative expenses in the same period.

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

•	For the year ended December 31, 2016, we had bank fees of $7,000 and interest expenses and fees relating to a loan of $40,000, as compared to bank fees of $7,000 in the year ended December 31, 2015.

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

Sources of Liquidity

To date, we have funded our operations primarily with the approximately $24.5 million raised through equity financings consummated prior to our initial public offering, $13.5 million through our initial public offering (including the over-allotment exercise), $12.0 million through the private placement consummated concurrently with our initial public offering, $11.2 million though our registered direct offerings (including through the exercise of pre-funded warrants issued in the August 2016 registered direct offering), $5.4 million through grants that we received from the IIA (formerly the OCS) and the BIRD Foundation and $1.0 million drawn down under a credit line.

On July 13, 2014, we entered into a Cooperation and Project Funding Agreement with the BIRD Foundation and Synergy, pursuant to which the BIRD Foundation has agreed to award a grant to Synergy and us in the maximum amount of the lesser of (i) $900,000; and (ii) 50% of the actual expenditures for the funding of a project entitled “Collection & Analysis of Gastrointestinal Images for Diagnostic Adenomatic Polyps and Colorectal Cancer.”  The development work was to be performed over a 24 month period by Synergy (or a subcontractor on its behalf) and us. As of December 31, 2017, we, together with Synergy, had received funding from the BIRD Foundation in the aggregate amount of approximately $127,000.  We shall not be receiving additional funding from the BIRD Foundation for such project, which is no longer active.  Based on the aggregate expenses that we incurred for such project, we refunded to the BIRD Foundation an amount of approximately $12,000.  As of December 31, 2017, we had not paid any royalties to the BIRD Foundation and had a contingent obligation to the BIRD foundation in the amount of $125,000.  Our research and development expenses, net is presented net of the grant amount received from the BIRD Foundation.

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

We issued to each Lender at closing a warrant, collectively referred to as the Credit Line Warrants, to purchase a number of our ordinary shares constituting 2% of our share capital on a fully diluted basis (assuming conversion of all of our then outstanding convertible securities into ordinary shares at a 1:1 conversion rate) as of the closing for each $1 million (or portion thereof) extended by such Lender. We issued Credit Line Warrants to purchase in the aggregate 221,556 of our ordinary shares. The Credit Line Warrants are exercisable for a period of ten years at an exercise price of NIS 2.40 per share, and may be exercised on a net issuance basis. As of December 31, 2017, Credit Line Warrants to purchase an aggregate 183,448 ordinary shares had been exercised and Credit Line Warrants to purchase an aggregate 3,026 warrants expired as a result of the exercise of certain Credit Line Warrants on a net issuance basis.

Under the terms of the credit line agreement, we directed that the full credit line amount be invested in the private placement that was consummated simultaneously with our initial public offering that was consummated on February 24, 2015. We issued to the Lenders a total of 166,667 units, each consisting of one ordinary share and one half of a Series A Warrant to purchase one ordinary share, together with 250,000 Long Term Incentive Warrants for aggregate gross proceeds of $12,000,000.

On January 4, 2015, we entered into a credit line agreement with Bank Leumi le-Israel B.M., or Bank Leumi, pursuant to which we were entitled to obtain a credit line in the principal amount of up to $1,000,000, or the Bank Leumi Credit Facility. The Bank Leumi Credit Facility was required to be repaid in full by us no later than April 1, 2015 and Bank Leumi’s consent was required for early repayment. The drawn portion of the Bank Leumi Credit Facility bore interest at an annual rate of LIBOR plus 5.25% on the basis of a 365-day year, until paid in full. We drew the entire $1,000,000 Bank Leumi Credit Facility. We paid Bank Leumi a facility fee of $20,000 in connection with the facility. To secure the repayment of the Bank Leumi Credit Facility, we granted Bank Leumi (i) a first ranking fixed charge over our goodwill; and (ii) a first ranking floating charge over all of the assets and rights of any type whatsoever, which we had or may acquire in the future, subject to the rights of the IIA (formerly the OCS) and the BIRD Foundation and the rights under existing and future liens in favor of the First Intentional Bank of Israel Ltd. securing debt or indentures of up to an aggregate amount of $100,000. On March 16, 2015, we repaid all amounts outstanding under the Bank Leumi Credit Facility with the proceeds of our initial public offering and concurrent private placement.

On February 24, 2015, we consummated an initial public offering in the United States of 166,667 units, each consisting of one ordinary share and one half of a Series A Warrant to purchase one ordinary share. The price per unit sold in the initial public offering was $72.00. Each unit in the initial public offering was issued with one and one half Long Term Incentive Warrants. We granted the underwriters in the initial public offering a 45-day over-allotment option to purchase up to 25,000 additional units (together with an accompanying 37,500 Long Term Incentive Warrants) from us to cover over-allotments. On March 6, 2015, the option to purchase additional 8,334 units was partially exercised. On March 18, 2015, the units were separated into one ordinary share and one-half of a Series A Warrant to purchase one ordinary share and the units ceased to exist. On April 6, 2015, the option to purchase additional 12,500 ordinary shares and 6,250 Series A Warrant was partially exercised. The aggregate offering price of the securities sold in the initial public offering (including the over-allotment option) was approximately $13.5 million. The total expenses of the offering, in cash, including underwriting discounts and commissions, were approximately $2.9 million. Issuance expenses include certain warrants with value of $196,000 issued in connection with the initial public offering. The net proceeds we received from the initial public offering (including the over-allotment option) was approximately $10.8 million, (net of issuance cost of approximately $1.2 million, including certain warrants with value of $125 issued in connection with the private placement). In January 2015, we issued a total of 204,365 Long Term Incentive Warrants to purchasers of securities in our initial public offering who completed the required registration process by August 23, 2015.

Immediately prior to the consummation of our initial public offering, certain members of our management exercised options to purchase 25,624 ordinary shares granted to them under the 2006 Unit Option Plan.

On August 11, 2016, we consummated a registered direct offering of 53,365 ordinary shares at a price of $22.80 per share and pre-funded warrants to purchase 209,524 ordinary shares at a purchase price of $22.20 per pre-funded warrant. The pre-funded warrants had an exercise price of $0.60 per share, subject to certain adjustments and an expiration date of August 11, 2023, unless otherwise extended in accordance with the terms of the pre-funded warrants. We received gross proceeds from the August 2016 registered direct offering of approximately $5.9 million (including proceeds from the exercise of 47,917 pre-funded warrants at the closing of the offering). As of December 31, 2016, additional pre-funded warrants to purchase an aggregate 137,441 ordinary shares had been exercised, for additional proceeds of $82,500. As of January 23, 2017, all of the remaining pre-funded warrants to purchase an aggregate 24,166 ordinary shares had been exercised, for additional proceeds of $14,500.

On June 2, 2017, we consummated a registered direct offering of 112,460 ordinary shares at a price of $24.00 per share and a simultaneous private placement of one-year warrants to purchase an aggregate of up to 112,460 ordinary shares. The warrants have an exercise price of $25.50 per share and are immediately exercisable. We received gross proceeds from the June 2017 registered direct offering of approximately $2.69 and we may receive up to approximately $5.57 million total gross proceeds in the event that the warrants are exercised in full for cash.

On November 22, 2017, we consummated a registered direct offering of 189,387 ordinary shares at a price of $13.20 per share and a simultaneous private placement of five-year warrants to purchase an aggregate of up to 142,042 ordinary shares. The warrants have an exercise price of $15.00 per share and are immediately exercisable. We received approximately $2.5 million gross proceeds from the November 2017 registered direct offering and may receive up to approximately $4.6 million total gross proceeds in the event that the warrants are exercised in full for cash.

For the years ended December 31, 2017, 2016 and 2015, we received $205,000, $1.5 million and $11,000, respectively, in grants from the IIA (formerly the OCS) for the financing of a portion of our research and development expenditure.

We are a clinical and development-stage medical diagnostics company with a limited operating history. We have incurred net losses in each fiscal year since we commenced operations in 2009. We incurred net losses of $12.3 million in 2015, $8.8 million in 2016 and $9.8 million in 2017. As of December 31, 2017, our accumulated deficit was $52.7 million.  Our losses could continue for the foreseeable future as we continue our investment in research and development and clinical trials to complete the development of our technology and to attain regulatory approvals, begin the commercialization efforts for our C-Scan system, increase our marketing and selling expenses, and incur additional costs as a result of being a public company in the United States. Successful completion of our development program and, ultimately, the attainment of profitable operations is dependent upon future events, including obtaining adequate financing to fulfill our development activities and our ability to successfully commercialize our C-Scan system and achieve a level of sales adequate to support our cost structure. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability.

Our recurring operating losses raise substantial doubt about our ability to continue as a going concern. Our financial statements include a note describing the conditions which raise this substantial doubt. As a result, our independent registered public accounting firm included a “going concern” explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2017 with respect to this uncertainty. Our ability to continue as a going concern will require us to obtain additional financing to fund our operations. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees. If we are not successful in raising capital through public or private offerings or reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

To meet our capital needs, we are considering multiple alternatives, including, but not limited to, additional equity financings and other funding transactions. While we have been successful in raising financing in the past, there can be no assurance that we will be able to do so in the future on a timely basis on terms acceptable to us, or at all. Uncertain market conditions and approval by regulatory bodies and adverse results from clinical trials may (among other reasons) adversely impact our ability to raise capital in the future.

Management expects that we will continue to generate losses from the development, clinical development and regulatory activities of the C-Scan system, which will result in a negative cash flow from operating activity. We believe that current cash on hand will be sufficient to fund operations into June 2018. This has led management to conclude that substantial doubt about our ability to continue as a going concern exists. In the event we are unable to successfully raise additional capital during or before the end of the second quarter of 2018, we will not have sufficient cash flows and liquidity to finance our business operations as currently contemplated. Accordingly, in such circumstances we would be compelled to immediately reduce general and administrative expenses and delay research and development projects and clinical trials, until we are able to obtain sufficient financing. If such sufficient financing is not received timely, we would then need to pursue a plan to license or sell our assets, seek to be acquired by another entity, cease operations and/or seek bankruptcy protection. Our losses and additional funds needed, raises substantial doubt about our ability to continue as a going concern.

Historical Cash Flows

The following table summarizes our statement of cash flows for the years ended December 31, 2016, 2015 and 2014.

	Year Ended December 31,
	2017	2016	2015
	(US$ in thousands)
Net cash used in operating activities	$(9,150)	$(7,923)	$(8,628)
Net cash provided by (used in) investing activities	$(231)	$4,691	$(5,070)
Net cash provided by financing activities	$4,575	$5,424	$22,013

Operating Activities

Net cash used in operating activities for the year ended December 31, 2017 was $9.2 million, as compared to $7.9 million for the year ended December 31, 2016. The increase in net cash used in operating activities in 2017 was attributable primarily to a $940,000 increase in operating loss, as compared to 2016. Net cash used in operating activities for the year ended December 31, 2016 was $7.9 million, as compared to $8.6 million for the year ended December 31, 2015. The decrease in net cash used in operating activities in 2016 was attributable primarily to a decrease in operating loss.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2017 consists of purchase of property and equipment in the amount of $231,000. Net cash provided by investing activities for the year ended December 31, 2016 consists primarily of proceeds from short-term bank deposits in the amount of $4.8 million, which was partially offset by purchase of property and equipment in the amount of $166,000.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2017 was $4.6 million, comprised primarily of proceeds from the issuance of ordinary shares in the June and November registered direct offerings, net of issuance expenses in the amount of $4.4 million. Net cash provided by financing activities for the year ended December 31, 2016 was $5.4 million, comprised primarily of proceeds from the issuance of ordinary shares in the registered direct offering, net of issuance expenses in the amount of $5.3 million. Net cash provided by financing activities for the year ended December 31, 2015 was $22.0 million, comprised primarily of proceeds from the issuance of ordinary shares in the private placement consummated simultaneously with our initial public offering, net of issuance expenses in the amount of $11.0 million and from the issuance of ordinary shares in the IPO, net of issuance cost in the amount of $10.9 million.

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

See “Item 3D “Key Information - Risk Factors— Risks Related to Our Financial Position.”

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

Share-based compensation

Our share-based compensation plans provide for the award of stock options and restricted stock units. We account for share-based compensation in accordance with ASC No. 718, “Compensation-Stock Compensation.” ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an Option-Pricing Model, or OPM. We recognize compensation expenses for the value of our awards granted based on the graded-vesting method in our consolidated statements of operations over the requisite service period for each separately vesting portion of the award. ASU 2016-09, Compensation-Stock Compensation (Topic 718) allows companies to account for forfeitures when they occur.

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

The fair value for options granted in 2017, 2016 and 2015 is estimated at the date of grant using a Black-Scholes-Merton option-pricing model with the following assumptions:

Parameters	Year 2017 Grants	Year 2016 Grants	February- December 2015 Grants
Expected volatility (in %)	58-60	59-60	44-62
Expected term (in years)	5-7	5.5-7	5-7
Risk free interest rate (in %)	1.9-2.2	1.2-2.1	1.29-2.28
Anticipated rate of dividends (in %)	0	0	0
Share Price	$15.96-$26.40	$26.64-$38.40	$36.00-$61.44

For information regarding share-based awards granted to employees and non-employees during the years ended December 31, 2017, 2016 and 2015, as well as the estimated fair value of the underlying ordinary shares on the grant date see Note 11 to our audited consolidated financial statements presented elsewhere in this Annual Report.

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

Royalties provision

Provision for royalties to an ASIC designer

In December 2007, we entered into an agreement for the development of an application specific integrated circuit, or ASIC, component to be used as an amplifier for the capture of signals at low frequencies from X-ray detectors contained in our product. The ASIC developer is entitled to receive royalties from us in the amount of €0.5 (approximately $0.60) for every ASIC component that we will sell, up to €200,000 (approximately $240,000). The net present value of the royalty liability to the ASIC designer is dependent upon our management estimates and assumption as to future product shipments and interest rates used to calculate the present value of the cash payments required to repay the royalties to the ASIC designer. In calculating the present value of future royalty payments to the ASIC designer, we used a discount factor of 17.6%, commensurate with our risk at the date of initial recognition of the liability. Any updates in the expected product shipments and the liability will be recorded to profit and loss each period. As of December 31, 2017, it was probable that we will be required pay the above mentioned royalties, and accordingly, a liability for this reimbursement has been accounted for in our financial statements in the amount of $127,000.

Reimbursement liability to Check-Cap LLC unitholders

On May 31, 2009, we entered into an asset transfer agreement with Check-Cap LLC pursuant to which Check-Cap LLC transferred all of its business operations and substantially all of its assets to us. In connection with the transaction we undertook to reimburse the unitholders of Check-Cap LLC for any tax burdens that may be imposed on them due to the reorganization. The reimbursement liability is calculated assuming deemed royalties are paid to the U.S. unitholders of Check-Cap LLC under Section 367(d) of the Code, and is based in part on our forecasted sales. The reimbursement liability is calculated using the provisions of ASC 820, under which expected cash outflows were discounted using a 17.6% discount factor commensurate with our company’s risk at the date of initial recognition of the liability. Any updates in the expected cash outflows and the liability will be recorded to profit and loss each period. As of December 31, 2017, it was probable that we will be required to reimburse the U.S. unitholders of Check-Cap LLC, and accordingly, a liability for this reimbursement has been accounted for in our financial statements in the amount of $312,000. Due to the fact that we are still in the development stage and have not generated revenues, the sales forecast is highly subjective and may vary significantly in the future. As more information is gathered to assist our management in making forecasts, the liability will be updated.

Fair value of financial instruments

On June 1, 2009, in connection with that certain Series C Preferred Share Purchase Agreement, we issued to the Pontifax Funds, as the lead investor, warrants for the purchase of 3,487 Series C-1 preferred shares and warrants for the purchase of 4,202 Series C-2 preferred shares. These warrants converted into warrants to purchase 7,689 ordinary shares immediately prior to the consummation of our initial public offering (the “Conversion”). These warrants included anti-dilution protection provision requiring a reduction in original exercise price as a result of subsequent issuance below the original exercise price, and therefore were classified as a liability in the balance sheet. Prior to the Conversion, the fair value of this financial instrument was determined based on an option-pricing model using similar assumptions to those used for our share-based compensation awards to employees.

In consideration for brokerage services in connection with the Series C preferred share investment: (i) on December 15, 2009, the Company issued warrants to purchase 1,549 preferred C2 shares, with an exercise price of $64.56 per share, which expired on November 22, 2014; and (ii) on April 27, 2010, the Company issued warrants to purchase 698 preferred C2 shares, with an exercise price of $64.56 per share, which expired on January 21, 2015. The warrants were classified as a liability in accordance with ASC No. 480. Immediately prior to our initial public offering upon the conversion of the warrants to purchase preferred shares into warrants to purchase ordinary shares, these warrants were converted into equity.

On March 17, 2011, in connection with Series D Preferred Share Purchase Agreement, we issued warrants for the purchase of 67,502 Series D-2 preferred shares to Series D1 investors. In addition, as consideration for brokerage services and in connection with Series D Preferred Share Purchase Agreement, we issued warrants for the purchase of 2,100 Series D-1 preferred shares and warrants for the purchase of 1,715 Series D-2 preferred shares in consideration for brokerage services. These warrants included price protection provision requiring a reduction in original exercise price as a result of subsequent issuance below the original exercise price, and therefore were classified as a liability in the balance sheet. Prior to the Conversion, the fair value of this financial instrument was determined based on an option-pricing model using similar assumptions to those used for our share-based compensation awards to employees. Series D-1 and Series D-2 warrants expired on March 17, 2015.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02 “Leases (Topic 842)”, which primarily changes the accounting for operating leases by requiring recognition of lease right-of-use assets and lease liabilities. The amendments are effective January 1, 2019, and for interim periods within that year, with early adoption permitted. We are evaluating the effect of ASU 2016-02 on our consolidated financial statements, but we do not expect it will have a material impact on our financial results.

In May 2017, the FASB issued ASU 2017-09, which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. The guidance is effective beginning in the first quarter of fiscal year 2018. Early adoption is permitted. We do not expect that the adoption of this guidance will have a material impact on our consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, which targets improvements to accounting for hedging activities and amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. The guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. We do not expect that the adoption of this guidance will have a material impact on our consolidated financial statements.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2017:

	Payments due by period
	(US$ in thousands)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating lease obligations(1):	$681	$247	$311	$123	$-

Other long term liabilities reflected on the Statements of Financial Position:
Royalties to ASIC designer(2)	$127	$-	$12	$115	$-
Reimbursement liability to Check-Cap LLC unitholders (3)	312	$-	$14	$121	$177
Total	$439	$-	$26	$236	$177
_____________________

(1)	Operating lease obligations consist of payments pursuant to a lease agreement for office facilities as well as lease agreements for vehicles, which generally run for a period of three years.

(2)
See Item 5B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Application of Critical Accounting Policies and Estimates—Royalties provision—Provision for royalties to an ASIC designer.”

(3)
On May 31, 2009, we entered into an asset transfer agreement with Check-Cap LLC pursuant to which Check-Cap LLC transferred all of its business operations and substantially all of its assets to us, in connection with which we undertook to reimburse the unitholders of Check-Cap LLC for any tax burdens that may be imposed on them due to the reorganization. The reimbursement liability is calculated assuming deemed royalties are paid to the U.S. unitholders of Check-Cap LLC under Section 367(d) of the Code and is based in part on our forecasted sales. The liability is calculated based on expected cash outflows discounted using a 17.6% discount factor commensurate with our risk at the date of initial recognition of the liability. Any updates in the expected cash outflows and the liability will be recorded to profit and loss each period. As of December 31, 2017, it was probable that we will be required to reimburse the U.S. unitholders of Check-Cap LLC, and accordingly, a liability for this reimbursement has been accounted for in our financial statements for such period in the amount of $312,000. See Item 7B “Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with Check-Cap LLC and the Members and Manager of Check-Cap LLC.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth information for our executive officers and directors as of the date of this Annual Report. Unless otherwise stated, the address for our directors and executive officers is c/o Check-Cap Ltd., 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel.

Name	Age	Position(s)
Alex Ovadia (1)	56	Chief Executive Officer
Lior Torem	49	Chief Financial Officer
Yoav Kimchy	56	Chief Technology Officer
Boaz Shpigelman	46	Vice President, Research and Development
Steven Hanley (2)(3)(4)	50	Chairman of the Board of Directors
Clara Ezed(5)	46	Director
Mary Jo Gorman (2)(3)(4)(5)	58	Director
Tomer Kariv(2)	56	Director
XiangQian (XQ) Lin	34	Director
Yuval Yanai (2)(3)(4)(5)	64	Director

(1)	Mr. Ovadia was appointed as our Chief Executive Officer on February 26, 2018. Mr. Ovadia succeeded William (Bill) Densel, our former Chief Executive Officer.

(2)	Member of our Nominating Committee.

(3)	Member of our Financing Committee.

(4)	Member of our Compensation Committee.

(5)	Member of our Audit Committee.

Executive Officers and Directors

Alex Ovadia has served as our Chief Executive Officer since February 26, 2018.  Mr. Ovadia has served as a member of the Board of Directors of our U.S. subsidiary, Check-Cap US, Inc., since March 2018. Prior to that, Mr. Ovadia served as our Chief Operating Officer and Israeli Site Manager since July 1, 2015, in addition to serving as our Vice President of Research and Development since January 2013.  Mr. Ovadia has more than 25 years of experience leading global operations, in addition to worldwide management of complex projects.  From 2001 to 2012, Mr. Ovadia served in various positions as global director and senior manager for CT research and development at Philips Healthcare – CT Systems.  Mr. Ovadia was also appointed as a member of Global CT R&D staff and as a member of management of Philips Medical System Technologies Ltd.  Prior to that, from 1990 to 2001, Mr. Ovadia served as project/systems engineering manager for large scale military projects, mainly aircraft upgrades for U.S. and European governments performed by Elbit Systems Ltd.  Mr. Ovadia holds a BSc degree in electrical engineering from the Technion-Israel Institute of Technology.

Lior Torem has served as our Chief Financial Officer since May 2010, on a part-time basis until March 2015 and on a full-time basis since March 2015.  In this capacity, Mr. Torem also oversees our supply chain management. Mr. Torem has served as a member of the Board of Directors of our U.S. subsidiary, Check-Cap US, Inc., since July 2015. Beginning in January 2010, Mr. Torem served as an executive consultant to our company. From November 2008 to March 2015, Mr. Torem served as the chief financial officer, on a part-time basis, of Superfish, Inc., a developer of visual search technology for searching images. From 2003 to 2009, Mr. Torem served as vice president of finance at Actelis Networks Inc., a provider of high performance, scalable broadband over copper solutions, and from 2001 to 2003, served as vice president of finance at its subsidiary Actelis Networks Ltd. Prior to that, from 1997 to 2000, Mr. Torem served as corporate controller at Mentergy Ltd., a publicly-traded company that provides e-learning solutions and satellite communications services. Mr. Torem holds a B.A. degree in accounting and economics from Bar Ilan University and an MBA degree from Haifa University. Mr. Torem holds is a Certified Public Accountant in Israel.

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

Boaz Shpigelman has served as our Vice President of Research and Development since March 2018.  From 2012 to 2018, Mr. Shpigelman served as our director of development.  From 2007 to 2012, Mr. Shpigelman served as R&D Manager at Orsan Medical Technologies Ltd., which develops technologies for brain monitoring, with particular attention to intracranial pressure and its influence on cerebral perfusion. From 2003 to 2007, Mr. Shpigelman served as Vice R&D Manager at GI-View, a medical company that developed a single use auto maneuvering colonoscopy. From 1993 to 2003, Mr. Shpigelman held various positions at Scitex/Creo, a company that developed devices for the graphic art field, initially as a hardware/software developer and subsequently as a director in the input division.  Mr. Shpigelman holds a BSc in Electrical Engineering from the Technion-Israel Institute of Technology.

Steven Hanley has served as a member of our Board of Directors since February 2015 and as the Chairman of our Board of Directors since September 2017, and has served as a member of our Compensation Committee since March 2015, as a member of our Nominating Committee since October 2015 and as a member of our Financing Committee since June 2016.  Mr. Hanley served as a member of our Audit Committee from March 2015 until December 2017. Mr. Hanley is currently the Co-Founder, board member and Chief Executive Officer of MediBeacon Inc., an optical diagnostic company based in St. Louis, Missouri formed upon acquiring assets and intellectual property from Covidien in 2012.  Mr. Hanley is an experienced global business leader who has managed highly complex pharmaceutical and medical device operations with annual global revenue exceeding $1 billion.  As the President of Covidien plc’s Imaging Solutions business unit, Mr. Hanley led a multifunctional organization that included sales, marketing, logistics, manufacturing, as well as research and development.  Internationally, Mr. Hanley’s track record includes numerous new drug and device product introductions and sales force expansion in Eastern Europe, China and Latin America. Mr. Hanley is experienced working in different cultures and successfully navigating dynamic regulatory environments.  Over his nearly 18 years with the Covidien family of companies, Mr. Hanley developed a large network of business leaders and clinicians to help determine market needs, commercial potential and product positioning.  As a sales leader, Mr. Hanley called on radiologists, nuclear medicine physicians, cardiologists, as well as surgeons in specialties including general, orthopedic, and OB/GYN.  Mr. Hanley is Principal and Founder of Neem LLC, which was founded in 2009 to focus on startup and entrepreneurial medical device and other life science companies with whom the firm works to bridge the gap between breakthrough technology and commercialization.  Mr. Hanley is the Chairman of the Board of Managers for Daya CNS LLC, based in St Louis Missouri.  In addition, Mr. Hanley is currently on the Advisory Board for Kogent Surgical LLC, based in St Louis Missouri.  Mr. Hanley provided consultancy services to us on behalf of Neem LLC from November 2009 until December 31, 2014 and served as a Scientific Advisor to our company from June 2011 until his election to our Board of Directors in February 2015. Mr. Hanley holds B.A. and M.A. degrees in business administration from Marquette University.

Dr. Mary Jo Gorman has served as a member of our Board of Directors (initially as an external director (within the meaning of the Israeli Companies Law and since June 2017, as an ordinary (non-external) director) and as a member of our Audit Committee and Compensation Committee since May 2015, and has served as a member of our Financing Committee since June 2016. Dr. Gorman serves as Managing Director at Prosper Capital, an early stage investment fund focused on women-led businesses. From 2006 to present, Dr. Gorman also serves as Founder of Advanced ICU Care, the largest telemedicine ICU services provider in the United States, in which she also served as Chairman and Chief Executive Officer from 2006 and 2014. From December 2016 to present, Dr. Gorman also serves as interim CEO and as a member of the audit committee of TripleCare, a U.S provider of telemedicine-based healthcare services to skilled nursing facilities. From 1999 to 2006, Dr. Gorman served at IPC-The Hospitalist Company (NASDAQ:IPCM), a leading national physician group practice, as Chief Medical Officer (2003-2006), Vice President of Medical Affairs (2001-2003) and Regional Medical Director (1999-2001). From 1996 to 1998, Dr. Gorman served as President of Inpatient Care Group, a hospitalist group in St. Louis, Missouri, which she had founded to provide hospitalist services to primary care physicians and hospitals and which was subsequently sold to IPC. From 1991 to 2008, Dr. Gorman served as President of Critical Care Services, Inc., a privately held corporation which she had founded and which was later sold to Advanced ICU Care. Dr. Gorman was awarded with the following awards: 2015 Distinguished Alumni Award, Southern Illinois University School of Medicine; 2013 Distinguished Alumni Award, Olin School of Business, Washington University; 2011 EY Entrepreneurial Winning WomenTM Class of 2011; 2009 Top 25 Influential Women in Healthcare by Modern HealthCare Magazine. Dr. Gorman holds a B.A. degree in Chemistry and Biology (Cum Laude) from St. Louis University, an M.B.A degree from Olin School of Business, Washington University and an M.D. from Southern Illinois University School of Medicine.

Tomer Kariv has served as a member of our Board of Directors since June 2009 and as the chairman of our Board of Directors from July 2010 until September 2017, and has served as a member of our Nominating Committee since October 2015.  Mr. Kariv has served as a member of the board of directors of Check Cap Ltd. (Delaware) and a manager of Check-Cap LLC since March 2008.  Mr. Kariv is the co-founder and since December 2004, has served as Chief Executive Officer of Pontifax, a group of Israeli-based life sciences venture funds focusing on investments in bio-pharmaceutical and med-tech technologies. Mr. Kariv has also served as an active board member of many of the funds’ portfolio companies, assuming a special responsibility for strategic planning.  During the 10 years prior to establishing Pontifax, Mr. Kariv played a key role in investing, managing and nurturing technology driven companies and startups and has held senior management positions at top Israeli financial institutions.  Mr. Kariv also serves as a director of VBI Vaccines Inc. Mr. Kariv has also served as director of Medical Compression Systems Ltd., Insuline Medical Ltd., Macrocure Ltd., Arno Therapeutics Inc., Allium Ltd., and CollPlant Holdings Ltd.  Mr. Kariv holds a B.A. degree in Economics from Harvard University and a J.D. from Harvard Law School.

XiangQian (XQ) Lin has served as a member of our Board of Directors, since February 2015.  Mr. Lin has served as the Group President and Chief Executive Officer of the Esco Group of Companies, a leading global life sciences and medical equipment manufacturer based in Singapore, since February 2011. Since 2014, Mr. Lin has also served as the Managing Partner of Esco Ventures, a corporate VC and venture creation arm of the Esco Group of Companies, focused on early stage investments in biotech and med-tech start-ups, since he founded it in August 2014. From January 1997 until February 2011, Mr. Lin held various positions, lastly as Vice President, of Esco Micro Pte Ltd., a family business which he re-engineered into a successful life sciences tools company when he established the Esco Biotech unit in 2000. From January 2007 to December 2010, Mr. Lin also served as the President of Esco Technologies, Inc., a wholly-owned U.S. subsidiary of Esco Micro Pte Ltd., which he established following a buy-out of a joint venture partner. Mr. Lin is the only non-U.S. member of the US NSF Standard 49 Joint Committee. Mr. Lin holds a BSc degree in Economics from the Wharton School, University of Pennsylvania.

Clara Ezed has served as a member of our Board of Directors since June 2017, and has served as a member of our Audit Committee since December 2017. Ms. Ezed has served as VP, Legal & Regulatory Affairs of Emas Pharma Ltd., a global contract research organization, since October 2013. From September 2009 to October 2013, Ms. Ezed served as VP, Regulatory Affairs & Drug Safety of European Medical Advisory Services Ltd., a global contract research organization.  Ms. Ezed, a lawyer and pharmacist with nearly 20 years’ experience working in the pharmaceutical industry, has managed a large and varied portfolio working in regulatory and medical affairs, quality assurance, clinical operations and pharmacovigilance. Ms. Ezed holds a BSc. in Pharmacy from the University of Strathcylde, an MBA degree from Middlesex University, a Postgraduate Diploma in Pharmacovigilance from the University of Hertfordshire, a Postgraduate Diploma in Law from Nottingham University and a Postgraduate Diploma in Legal Professional Services from City Law School, London. Ms. Ezed is a member of the Bar of England and Wales.

Yuval Yanai has served as a member of our Board of Directors (initially as an external director (within the meaning of the Israeli Companies Law and since June 2017, as an ordinary (non-external) director) and has served as the Chairman of our Audit Committee and Compensation Committee since March 2015, as the Chairman of our Nominating Committee since October 2015 and as the Chairman of our Financing Committee since June 2016. Mr. Yanai served as Senior Vice President and Chief Financial Officer of Given Imaging Ltd. from September 2005 through March 2014. From October 2000 through August 2005, Mr. Yanai served as Senior Vice President and Chief Financial Officer of Koor Industries Ltd., one of Israel’s largest holding companies. Prior to that, from April 1998 to September 2000, Mr. Yanai served as Vice President and Chief Financial Officer of NICE Systems Ltd., an Israeli global provider of Insight from Interactions, and, from 1991 to April 1998, he served as the Vice President, Finance and Chief Financial Officer of Elscint Ltd., a former Israeli company engaged in the developing and manufacturing of medical imaging devices that was acquired by larger companies in this field. Mr. Yanai joined Elscint in 1985 and served as Corporate Controller and Corporate Treasurer through 1991. Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Haddasah Medical Organization, and serves as the Chairman of its finance committee and as a member of its donation committee.  Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Standard & Poor’s Maalot. Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Clal Biotechnology Industries and serves as the Chairman of its audit and financial reporting committees, and as a member of its compensation committee. Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Mazor Robotics Ltd., an Israeli company whose shares are listed on the NASDAQ Global Market and Tel Aviv Stock Exchange and serves as the Chairman of its Compensation committee and as a member of its audit committee. Mr. Yanai also serves as the chairman of the board of directors of Endobetix Ltd., and as a member of the board of directors of Efranat Ltd. Previously. Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Medigus Ltd., an Israeli company whose shares are listed on the NASDAQ Global Market. Mr. Yanai served as a director of Macrocure Ltd., Citycon Oj, Starplast Industries Ltd., Adama Ltd. (formerly Makteshim-Agan Industries Ltd.), ECI Telecom Ltd., Equity One, Inc., BVR Systems Ltd., Tadiran Communication Ltd., The Elisra Group, Telrad Networks Ltd. and Medical Compression Systems (D.B.N) Ltd.  Mr. Yanai holds a B.Sc. degree in Accounting and Economics from Tel-Aviv University.

William (Bill) Densel served as our Chief Executive Officer from August 2015 through February 26, 2018, and served as a member of our Board of Directors from August 2015 until June 2017. Prior to that, Mr. Densel served as our President of U.S. Operations, from May 2015 until August 2015. Mr. Densel served as the President and Chief Executive Officer and member of the Board of Directors of our U.S. subsidiary, Check-Cap US, Inc., from July 2015 through February 26, 2018. Mr. Densel has a 25-year leadership career, including in his roles as Chief Executive Officer of Beacon Endoscopic, Inc. (2013), which was acquired by Covidien plc.; as General Manager, CardioSCORE for BG Medicine Inc. (2012-2013); and at Dune Medical Devices, Inc. (2009-2011), lastly as Chief Executive Officer. Mr. Densel held leadership positions at Cytyc Corporation (2006-2009), where he served in several positions, including Vice President, Marketing – GYN Surgical, Vice President, Emerging Surgical Technologies and Senior Director, Neuroscience; Boston Scientific Corporation (2004-2006), where he served as Director, New Market Development & Strategic Planning – Endosurgery; and Genzyme Biosurgery, where he served in various positions, lastly as Senior Director, Marketing and Business Development - General and GYN Surgery (1993-2004). Mr. Densel served in the U.S. Navy from 1989 to 1993, lastly as Lieutenant, Special Operations. Mr. Densel has a BA degree in Economics from Duke University.

Arrangements Concerning Election of Directors; Family Relationships

We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

Scientific Advisors

Certain of our officers and employees, including our chief executive officer, our chief technology officer, our Israeli site manager and chief operating officer and our clinical director, consult from time to time, on an individual, as needed basis with the individuals listed below with respect to matters of scientific relevance. We refer to these individuals as our Scientific Advisors. The amount of consulting services provided by our Scientific Advisors ranges from several hours a month to several hours a year. The names and biographies of the individuals who act as our Scientific Advisors are set forth below:

Dr. Walter L. Robb has served as a member of the Board of Directors of our U.S. subsidiary, Check-Cap US, Inc., since June 2017 and served as a member of our Board of Directors from May 2009 until June 2017. Dr. Robb has served as a member of the Board of Directors of Check Cap Ltd. (Delaware) and a manager of Check-Cap LLC since February 2005. Dr. Robb is the general partner of each of Counterpoint Ventures Fund LP, established in 2004, and Counterpoint Ventures Fund II LP, established in 2011. Since 1993, Dr. Robb has served as a management consultant and president of Vantage Management, Inc. a private investment and consulting firm. Dr. Robb served as a member of the boards of directors of Celgene Corporation from 1992 to 2011, and has served as a member of the board of directors of Mechanical Technology, Inc. since 2000. Dr. Robb has also served as a director in several start-up companies over the last 20 years. Until 1993, Dr. Robb served as senior vice president and director for corporate research and development for General Electric, and served on General Electric’s Corporate Executive Council from 1986 to 1993.  Dr. Robb was the director of GE Medical Systems from 1973 to 1986.  In September 1994, Dr. Robb received the National Medal of Technology from President Clinton for leadership in the CT and MR Imaging Industry.  Dr. Robb holds a BS degree in chemical engineering from Penn State University and an MS degree and PhD in chemical engineering, both from the University of Illinois.

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

Prof. Nadir Arber is a full Professor of Medicine and Gastroenterology. He is a holder of the Yechiel and Helen Lieber chair for Cancer Research at Tel Aviv University, Sackler School of Medicine. Prof. Arber serves as the Director of the Integrated Cancer Prevention Center (ICPC) at Tel Aviv Sourasky Medical Center in Tel Aviv. He chaired the grants committee of the Sackler School of Medicine at Tel Aviv University. Prof. Arber is the Head of Cancer Research Center, Head of Djerassi Oncology Center. Prof. Arber, a noted expert in the field of early detection and prevention, has been serving as the principal investigator (PI) of several international, multicenter clinical trials in the field of early detection, prevention and therapy of gastrointestinal malignancies using NSAIDs and in particular, CRC. Prof. Arber has published more than 330 publications. Prof. Arber received a MD from the Hadassah School of Medicine of the Hebrew University of Jerusalem in 1987, an MSc degree from Sackler School of Medicine, Tel Aviv University in 1991 and a MHA degree from Rekanaty School of Management, Tel Aviv University in 1991. Prof. Arber has served as a Scientific Advisor to the Company since January 2012. We have entered into a consultation service agreement with Prof. Arber who is a leading investigator in our multicenter clinical study which is held at Tel Aviv Sourasky Medical Center and other sites.

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

Dr. Seth A. Gross is the Director of Clinical Care and Quality at NYU Langone Health. Dr. Gross is Chief of Gastroenterology at NYU Langone Hospital Center. His areas of interest include CRC screening and gastrointestinal malignancies. Dr. Gross is an associate editor for Gastrointestinal Endoscopy. Dr. Gross is active in both the ACG and ASGE and serves on several committees. Dr. Gross is currently the vice president at the NYSGE.

B.	Compensation of Directors and Executive Officers

The aggregate compensation paid and share-based compensation and other payments expensed by us to our directors and executive officers with respect to the year ended December 31, 2017 was $2.4 million. This amount includes approximately $142,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2017, (i) options to purchase 58,524 ordinary shares granted to our directors and executive officers were outstanding under our 2006 Unit Option Plan, with a weighted average exercise price of approximately $51.00 per share, (ii) options to purchase 104,703 ordinary shares granted to our executive officers were outstanding under our 2015 Equity Incentive Plan and the United States Sub-Plan to our 2015 Equity Incentive Plan, with a weighted average exercise price of approximately $46.44 per share; (iii) 20,750 restricted share units awarded to our executive officers were outstanding under our 2015 Equity Incentive Plan and the United States Sub-Plan to our 2015 Equity Incentive Plan.

At our 2017 annual general meeting held on June 22, 2017, our shareholders approved, following the approval of our Compensation Committee and Board of Directors, the payment to each director who is not an employee the following fees: (i) an annual fee of $25,000 for service on the Board of Directors and $2,500 for service on the Audit Committee; and (ii) a per meeting fee of $850 for each meeting of the Board of Directors or any committee thereof attended in person or via telephone. In addition, our shareholders approved an annual fee of (i) $10,000 for service as Chairman of the Board of Directors (other than an Active Chairman, who may be entitled to an increased fee in accordance with our Compensation Policy) and (ii) $5,000 for service as Chairman of the Audit Committee. Our directors also benefit from directors’ and officers’ indemnification and exculpation agreements as well as from our directors’ and officers’ liability insurance policy. The directors are also entitled to reimbursement of expenses (including travel, stay and lodging), subject to the Israeli Companies Law and the regulations promulgated thereunder, and in accordance with our company practices and our Compensation Policy for Executive Officers and Directors as approved by our shareholders on June 22, 2017 (the “Compensation Policy”).

We do not have any written agreements with any current director providing for benefits upon the termination of such director’s relationship with us.

To our knowledge, there are no agreements and arrangements between any director and any third party relating to compensation or other payment in connection with their candidacy or service on our Board of Directors.

The table below sets forth the compensation paid to our former chief executive officer, who ceased so serve in such capacity in February 2018, and each of our current four executive officers, in each case during or with respect to the year ended December 31, 2017.  We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits, to the extent applicable, and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to us, as recognized in our financial statements for the year ended December 31, 2017, plus compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Employees was covered by our directors’ and officers’ liability insurance policy and was entitled to indemnification and exculpation in accordance with indemnification and exculpation agreements, our articles of association and applicable law.

The exchange rate that we used to calculate the “Salary Cost” of our chief financial officer, chief technology officer and chief operations officer and Israeli site manager, as presented in the following table, was NIS 3.576 to US$1.00, and is provided herein for convenience (such exchange rate is based on the average of the last-day exchange rate of each of the 12 months during 2017, as published by the Bank of Israel).

	Salary Cost(1)	Share-Based Compensation(2)	Total
Name and Principal Position	US$
William (Bill) Densel - former Chief Executive Officer (3)	428,101	389,651	817,752
Alex Ovadia - Chief Executive Officer (since February 2018); former Chief Operations Officer, Israeli Site Manager and Vice President, Research and Development (4)	387,762	39,139	426,895
Lior Torem - Chief Financial Officer	338,326	33,869	372,195
Yoav Kimchy - Chief Technology Officer	286,684	29,657	316,341
Boaz Shpigelman -Vice President, Research and Development (since March 2018); former director of development (5)	205,238	12,205	217,443
_______________

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

(2)
Represents the share-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2017 based on the fair value of the grant date of the equity awards, in accordance with accounting guidance for equity-based compensation.

(3)	Mr. Densel ceased to serve as our Chief Executive Officer on February 26, 2018.
(4)	Mr. Ovadia was appointed as our Chief Executive Officer on February 26, 2018.
(5)	Boaz Shpigelman was appointed as our Vice President of Research and Development in March 2018. Mr. Shpigelman served as our director of development from August 2012 to March 2018.

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

We entered into an Employment Agreement dated as of December 27, 2012, as amended, with Alex Ovadia, or Mr. Ovadia’s Employment Agreement, pursuant to which Mr. Ovadia served as our Vice President of Research and Development, Israeli Site Manager and Chief Operations Officer until February 26, 2018. Effective as of February 26, 2018, Mr. Ovadia was appointed as our Chief Executive Officer and Mr. Ovadia’s Employment Agreement was amended accordingly, effective as of such date.  The terms of Mr. Ovadia’s engagement in his capacity as our Chief Executive Officer were approved by our shareholders at the extraordinary general meeting of shareholders held on April 2, 2018. Mr. Ovadia’s Employment Agreement, as currently in effect, may be terminated by either us or Mr. Ovadia upon 90 days’ prior notice to the other party. Pursuant to Mr. Ovadia’s Employment Agreement, we also have the right to immediately terminate Mr. Ovadia’s employment for “Cause” (as defined in Mr. Ovadia’s Employment Agreement). Pursuant to Mr. Ovadia’s Employment Agreement, Mr. Ovadia is entitled to a salary of $240,000 per annum. In addition, Mr. Ovadia may be entitled to an annual bonus of up to 30% of his annual salary subject to receipt of requisite approvals. Payment of the annual bonus shall be subject to the achievement of certain milestones determined by the Compensation Committee and Board of Directors. Mr. Ovadia’s Employment Agreement also contains confidentiality, intellectual property, non-competition and non-solicitation provisions.

We entered into an Employment Agreement dated May 1, 2010, as amended, with Lior Torem, or Mr. Torem’s Employment Agreement, and also a Consulting Agreement dated as of September 9, 2012 with L.T. Factor Ltd., or the Consultant, of which Lior Torem is manager and sole shareholder, or the Consulting Agreement. We refer to Mr. Torem’s Employment Agreement and the Consulting Agreement collectively as the “Torem Agreements.” Mr. Torem serves as our Chief Financial Officer pursuant to the Torem Agreements. The Torem Agreements may be terminated by either us, the Consultant or Mr. Torem upon 90 days’ prior notice to the other party. Pursuant to the Torem Agreements, Mr. Torem is entitled to a salary of $220,000 per annum. In addition, Mr. Torem may be entitled to an annual bonus of up to 25% of his annual salary, subject to receipt of requisite approvals. Payment of the annual bonus shall be subject to the achievement of certain milestones determined by the Compensation Committee and Board of Directors. The Torem Agreements also contain confidentiality, intellectual property, non-competition and non-solicitation provisions.

We entered into an Employment Agreement dated as of September 17, 2014, as amended, with Yoav Kimchy, or Mr. Kimchy’s Employment Agreement, pursuant to which Mr. Kimchy serves our Chief Technology Officer. Mr. Kimchy’s Employment Agreement may be terminated by either us or Mr. Kimchy upon 120 business days’ prior notice to the other party. Pursuant to Mr. Kimchy’s Employment Agreement, we also have the right to immediately terminate Mr. Kinchy’s employment for “Cause” (as defined in Mr. Kimchy’s Employment Agreement) or if Mr. Kimchy is unable to perform his duties for a period of two consecutive months by reason of illness or accident. Pursuant to Mr. Kimchy’s Employment Agreement, Mr. Kimchy is entitled to a salary of $240,000 per annum. In addition, Mr. Kimchy may be entitled to an annual bonus of up to 30% of his annual salary, subject to receipt of requisite approvals. Payment of the annual bonus shall be subject to the achievement of certain milestones determined by the Compensation Committee and Board of Directors. Mr. Kimchy’s Employment Agreement also contains confidentiality, intellectual property, non-competition and non-solicitation provisions.

We entered into an Employment Agreement dated as of March 30, 2018, with Boaz Shpigelman, or Mr. Shpigelman’s Employment Agreement, pursuant to which Mr. Shpigelman serves as our Vice President of Research and Development. Mr. Shpigelman’s Employment Agreement may be terminated by either us or Mr. Ovadia upon 30 days’ prior notice to the other party. Pursuant to Mr. Shpigelman’s Employment Agreement, we also have the right to immediately terminate Mr. Shpigelman’s employment for “Cause” (as defined in Mr. Shpigelman’s Employment Agreement). Pursuant to Mr. Shpigelman’s Employment Agreement, Mr. Shpigelman is entitled to a salary of NIS 468,720 ( $135,195) per annum. Mr. Shpigelman’s Employment Agreement also contains confidentiality, intellectual property, non-competition and non-solicitation provisions.

The monthly salaries of each of Alex Ovadia, Lior Torem and Yoav Kimchy is paid in NIS based on an exchange rate of $1=3.85 NIS.

Our agreements with our executive officers do not provide for benefits upon the termination of their respective employment with us, other than payment of salary and benefits during the required notice period for termination of these agreements, which varies under these individual agreements.

Agreements with Former CEO

We entered into an Employment Agreement dated as of July 1, 2015, as amended, with William Densel, or Mr. Densel’s Employment Agreement, pursuant to which Mr. Densel served as President and Chief Executive Officer of our company and our subsidiary Check-Cap U.S., Inc. Mr. Densel’s employment with us as Chief Executive Officer of our company and our subsidiary Check-Cap U.S., Inc. ended on February 26, 2018. Mr. Densel’s Employment Agreement allowed for termination by either us or Mr. Densel upon not less than 90 days’ prior written notice to the other party. Pursuant to Mr. Densel’s Employment Agreement, we also had the right to terminate Mr. Densel’s employment for “Cause” (as defined in Mr. Densel’s Employment Agreement) or if Mr. Densel was unable to perform his duties for an aggregate period of at least 90 days occurring in any 180 day period by reason of illness, injury or physical or mental impairment. Pursuant to Mr. Densel’s Employment Agreement, Mr. Densel was entitled to a salary of $350,000 per annum. In addition, Mr. Densel was entitled to an annual bonus of up to 50% of his annual salary, subject to receipt of requisite approvals. Payment of the annual bonus was subject to the achievement of certain milestones determined and approved by our Compensation Committee and Board of Directors. Mr. Densel’s Employment Agreement also contained confidentiality, intellectual property, non-competition and non-solicitation provisions. Mr. Densel’s Employment Agreement provided that in the event that his engagement with us is terminated by us without “Cause” (other than due to death or disability), he would be entitled to receive, during the six month period following the termination date, his annual salary of $350,000, payable monthly, and medical and dental insurance.

We entered into a Confidential Separation Agreement as of February 25, 2018 with Mr. Densel, or Mr. Densel’s Separation Agreement, pursuant to which Mr. Densel’s employment as our Chief Executive Officer and all positions he held with us or our U.S. subsidiary, Check-Cap U.S., Inc., ended as of February 26, 2018. Pursuant to the terms of Mr. Densel’s Separation Agreement, we paid Mr. Densel a lump sum equal to 90 days of his base salary and commencing as of the 91st day after the separation date and for a period of six (6) months thereafter, shall pay to Mr. Densel his base salary. In addition, for a period of nine months from the separation date, we shall reimburse Mr. Densel for the cost of maintaining his health insurance coverage existing prior to the termination of his employment.

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

Under our amended articles of association, as approved at the 2017 annual general meeting of shareholders held on June 22, 2017, our board of directors must consist of at least four and not more than eleven directors, including the external directors (if external directors serve on the board of directors).

Our Board of Directors currently consists of six members, four of whom satisfy the independence requirements of the NASDAQ Listing Rules, such that we comply with the NASDAQ Listing Rule that requires that a majority of our board of directors be comprised of independent directors, within the meaning of NASDAQ Listing Rules.

Our directors are elected by the general meeting of our shareholders by the vote of a majority of the ordinary shares present, in person or by proxy, and voting at that meeting. Each director will hold office until the first annual general meeting of shareholders following his or her appointment, unless the tenure of such director expires earlier pursuant to the Israeli Companies Law or unless he or she is removed from office as described below. In addition, our amended articles of association allow our board of directors to appoint directors (other than the external directors) to fill vacancies on our board of directors, for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated.

In accordance with the exemption available to foreign private issuers under the NASDAQ Listing Rules, we do not follow the requirements of the NASDAQ Listing Rules with regard to the process of nominating directors, and instead, follow Israeli law and practice, in accordance with which our board of directors (or a committee thereof) is authorized to recommend to our shareholders director nominees for election. However, in October 2015, our Board of Directors voluntarily established a non-independent Nominating Committee, whose role is to select and recommend to the Board of Directors for selection, director nominees, while considering the appropriate size and composition of the Board of Directors, the requirements applicable to all members of the Board of Directors and the criteria for the selection of new members of the Board of Directors.

Under the Israeli Companies Law and our amended articles of association, nominations for directors may also be added to the agenda of a future general meeting of shareholders, at the request of any one or more shareholders holding at least 1% of our outstanding voting power. Any director nominated by a shareholder is required to certify to us, as required by all director nominees, that he or she meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and is able to dedicate sufficient time, to fulfill his or her duties as a director of our company, taking into consideration our company’s size and special needs.

Under the Israeli Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise (as defined in regulations promulgated under the Israeli Companies Law). In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is one.

External Directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” must appoint at least two external directors who meet the qualification requirements in the Companies Law.

However, under a recent amendment to regulations promulgated under the Israeli Companies Law, Israeli companies whose shares are listed on certain stock exchanges outside of Israel (including the NASDAQ Capital Market) with no controlling shareholder (within the meaning of the Israeli Companies Law), such as ourselves, that satisfy the requirements of the laws in the foreign jurisdiction where the company’s shares are listed, as they apply to companies incorporated in such jurisdiction, with respect to the appointment of independent directors and the composition of the audit committee and compensation committee, may elect to exempt themselves from the requirements of Israeli law with respect to (i) the requirement to appoint outside directors and that one outside director serve on each committee of the board of directors authorized to exercise any of the powers of the board of directors; (ii) certain limitations on the employment or service of an outside director or his or her spouse, children or other relatives, following the cessation of the service as an outside director, by or for the company, its controlling shareholder or an entity controlled by the controlling shareholder; (iii) the composition, meetings and quorum of the audit committee; and (iv) the composition and meetings of the compensation committee.  If a company has elected to avail itself from the requirement to appoint external directors and at the time a director is appointed all members of the board of directors are of the same gender, a director of the other gender must be appointed

Following analysis of our qualification to rely on the exemption, our Board of Directors determined to adopt the exemption, subject to and effective as of the approval by our shareholders of a certain amendment to our articles of association, which was obtained at our 2017 annual general meeting held on June 22, 2017. If in the future we were to have a controlling shareholder, we would again be required to comply with the requirements relating to external directors and the composition of the audit committee and compensation committee under Israeli law.

Audit Committee

Our audit committee currently consists of Yuval Yanai, May Jo Gorman and Clara Ezed. Yuval Yanai serves as the Chairman of the audit committee.

Composition of the Audit Committee

According to the recent amendment to regulations promulgated under the Israeli Companies Law, Israeli companies whose shares are listed on certain stock exchanges outside of Israel (including the NASDAQ Capital Market) with no controlling shareholder (within the meaning of the Israeli Companies Law), such as ourselves, that satisfy the requirements of the laws of the foreign jurisdiction where the company’s shares are listed as they apply to companies incorporated in such jurisdiction in respect of the appointment of independent directors and the composition of the audit committee and compensation committee, may elect to exempt themselves from the requirements of the Israeli Companies Law with respect to (among other things) the composition, quorum and majority requirements at meetings of the audit committee. Following analysis of our qualification to rely on such exemption, our Board of Directors determined to adopt the exemption, subject to and effective as of the approval by our shareholders of a certain amendment to our articles of association, which was obtained at our 2017 annual general meeting held on June 22, 2017.

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

·
oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors or shareholders for their approval, as applicable, in accordance with the requirements of the Israeli Companies Law;

·	recommending the engagement or termination of the person filling the office of our internal auditor; and

·
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

·
determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

·
determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest) and whether such transaction is extraordinary or material under Israeli Companies Law (see “— Approval of Related Party Transactions under Israeli Law”);

·
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

·
determining the process for the approval of certain transactions with controlling shareholders or in which a controlling shareholder has a personal interest that the audit committee has determined are not extraordinary transactions but are not immaterial transactions;

·	where the board of directors approves the working plan of the internal auditor, to examine such working plan before its submission to the board of directors and proposing amendments thereto;

·	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

·
examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the compensation of our auditor; and

·	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Compensation Committee and Compensation Policy

Our compensation committee currently consists of Steven Hanley, Chairman of the Board of Directors, Yuval Yanai and Mary Jo Gorman. Yuval Yanai serves as the Chairman of the compensation committee.

Composition of Audit Committee

According to the recent amendment to regulations promulgated under the Israeli Companies Law, Israeli companies whose shares are listed on certain stock exchanges outside of Israel (including the NASDAQ Capital Market) with no controlling shareholder (within the meaning of the Israeli Companies Law), such as ourselves, that satisfy the requirements of the laws of the foreign jurisdiction where the company’s shares are listed as they apply to companies incorporated in such jurisdiction in respect of the appointment of independent directors and the composition of the audit committee and compensation committee, may elect to exempt themselves from the requirements of the Israeli Companies Law with respect to (among other things) the composition and meetings of the compensation committee. Following analysis of our qualification to rely on such exemption, our Board of Directors determined to adopt the exemption, subject to and effective as of the approval by our shareholders of a certain amendment to our articles of association, which was obtained at our 2017 annual general meeting held on June 22, 2017.

Under the NASDAQ Listing Rules, we are required to maintain a compensation committee consisting of at least two directors, each of whom is an independent director within the meaning of the NASDAQ Listing Rules. Our compensation committee currently complies with the provisions of NASDAQ Listing Rules relating to composition requirements.

Compensation Committee Role

Our board of directors adopted a compensation committee charter, which became effective upon the listing of our shares on the NASDAQ Capital Market, which sets forth the responsibilities of the compensation committee consistent with the NASDAQ Listing Rules and the requirements for compensation committees under the Israeli Companies Law, including the following:

·
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

·
the approval of the terms of employment and service of office holders (including determining whether the compensation terms of a candidate for chief executive officer of the company need not be brought to approval of the shareholders); and

·
reviewing and approving grants of options and other incentive awards to persons other than office holders to the extent such authority is delegated by our board of directors, subject to the limitations on such delegation as provided in the Israeli Companies Law.

Compensation Policy

Under the Israeli Companies Law, the duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, as such term is defined in the Israeli Companies Law, to which we refer to as a compensation policy, and any extensions and updates thereto. The compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by the shareholders by the Special Approval for Compensation (as defined below under “— Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions”).

Our initial Compensation Policy for Executive Officers and Directors was approved by our shareholders at an extraordinary general meeting held on August 13, 2015. On June 22, 2017, our shareholders approved and adopted an amended and restated Compensation Policy for Executive Officers and Directors, all in accordance with the provisions of the Israeli Companies Law.

Our Compensation Policy for Executive Officers and Directors serves as the basis for decisions concerning the financial terms of employment or engagement of our office holders, including exculpation, insurance, indemnification and any benefit, monetary payment or obligation of payment in respect of employment or engagement, including and any severance payment or benefit.

The Compensation Policy must be determined and later reevaluated according to certain factors, including: (i) the advancement of a company’s objectives, business plan and its long-term strategy; (ii) the creation of appropriate incentives for executives, while considering (among other things) the company’s risk management policy; (iii) the size and the nature of the company’s operations; and (iv) with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and in accordance with the position of the office holder.

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

Nominating Committee

In accordance with the exemption available to foreign private issuers under the NASDAQ Listing Rules, we do not follow the requirements of the NASDAQ Listing Rules with regard to the process of nominating directors, and instead, follow Israeli law and practice, in accordance with which our Board of Directors (or a committee thereof) recommends to our shareholders director nominees for election.  However, in October 2015, our Board of Directors voluntarily established a non-independent Nominating Committee, whose role is to select and recommend to the Board of Directors for selection, director nominees, while considering the appropriate size and composition of the Board of Directors, the requirements of applicable law regarding service as a member of our Board of Directors and the criteria for the selection of new members of the Board of Directors. The Nominating Committee is currently comprised of the following directors: Yuval Yanai (an independent director within the meaning of the NASDAQ Listing Rules), who serves as the Chairman of the Nominating Committee, Tomer Kariv and Steven Hanley (the Chairman of our Board of Directors and an independent director within the meaning of the NASDAQ Listing Rules).

Financing Committee

In June 2016, our Board of Directors established a financing committee, which currently consists of Steven Hanley, Yuval Yanai and Mary Jo Gorman. Our financing committee is responsible for the review, approval and oversight of any potential financings, including the negotiations of any potential financings, and to provide a recommendation to our Board of Directors concerning the approval of any potential financings.

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

An amendment to an existing arrangement with an office holder (other than the chief executive officer) who is not a director requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to a recent amendment to regulations promulgated under the Israeli Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the chief executive officer shall not require the approval of the compensation committee, if (i) the amendment is approved by the chief executive officer and the company’s compensation policy determines that a non-material amendment to the terms of service of an office holder (other than the chief executive officer) may be approved by the chief executive officer and (ii) the engagement terms are consistent with the company’s compensation policy.

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

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to the chief executive officer and a director or (under certain circumstances), also by the shareholders. See “— Approval of Related Party Transactions under Israeli Law.” However, under a recent amendment to regulations promulgated under the Israeli Companies Law, the insurance of office holders shall not require shareholder approval and may be approved only by the compensation committee, if the engagement terms are determined in the company’s compensation policy and that policy was approved by the shareholders by the Special Approval for Compensation, provided that the policy is on market terms and is not likely to materially impact the company’s profitability, assets or obligations.

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

As of December 31, 2017, we had 47 employees and independent contractors based in Israel and 1 employee based in the United States, of whom 6 persons were in administrative, accounting and human resources and 41 persons were in research and development. As of December 31, 2016, we had 54 employees and independent contractors based in Israel and 1 employee based in the United States, of whom 6 persons were in administrative, accounting and human resources and 49 persons were in research and development. As of December 31, 2015, we had 59 employees and independent contractors based in Israel and 1 employee based in the United States, of whom 9 persons were in administrative, accounting and human resources and 50 persons were in research and development. Under Israeli law, we and our employees are subject to protective labor provisions, including the length of the workday, minimum wages for employees, annual leave, sick pay, determination of severance pay and advance notice of termination of employment, as well as procedures for hiring and dismissing employees and equal opportunity and anti-discrimination laws. While none of our employees are party to any collective bargaining agreements, orders issued by the Israeli Ministry of Economy and Industry may make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as the length of the workday and week, recuperation pay, travel expenses and pension rights.  We have never experienced labor-related work stoppages and believe that our relationships with our employees are a significant part of our operations and that we maintain a good and positive relationship with our employees.

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

Share Ownership of Executive Officers and Directors

For information concerning the beneficial ownership of our ordinary shares by our executive officers and directors, see the table in Item 7A. “Major Shareholders and Related Party Transactions—Major shareholders.” As of December 31, 2017, (i) options to purchase 58,524 ordinary shares granted to our directors and executive officers were outstanding under our 2006 Unit Option Plan, with a weighted average exercise price of approximately $51.00 per share; (ii) options to purchase 104,703 ordinary shares granted to our executive officers were outstanding under the Check-Cap Ltd. 2015 Equity Incentive Plan and United States Sub-Plan to our 2015 Equity Incentive Plan, with a weighted average exercise price of approximately $46.44 per share; and 20,750 restricted share units awarded to our executive officers were outstanding under the Check-Cap Ltd. 2015 Equity Incentive Plan and United States Sub-Plan to our 2015 Equity Incentive Plan.

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

The aggregate number of our ordinary shares that may be issued under each of the 2015 Israeli Plan and 2015 U.S. Sub-Plan is equal to the sum of: (i) 169,106, constituting the remaining shares authorized but unissued under the 2006 Plan as of the date of the adoption of the 2015 Plan, which were “rolled over” to the 2015 Plan; and (ii) any ordinary shares under outstanding options under the 2006 Plan as of the date of the adoption of the 2015 Plan) (i.e., up to 140,447 ordinary shares) that are cancelled, forfeited or expire without being exercised following the date of adoption of the 2015 Plan and which were “rolled-over” to the 2015 Plan (or in the case of the 2015 Israeli Plan, such other number of ordinary shares as our Board of Directors shall determine from time to time).

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

As of December 31, 2017, we had granted options to purchase an aggregate 174,416 ordinary shares under the 2006 Plan, of which options to purchase an aggregate 25,783 ordinary shares had been exercised into our ordinary shares, options to purchase an aggregate 56,032 ordinary shares had been forfeited without having been exercised and options to purchase an aggregate 92,601 ordinary shares were outstanding with a weighted average exercise price of approximately $47.32 per share.

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

Administration of the 2015 Plan. The Plan 2015 will be administered by the Board of Directors or, subject to applicable law, a committee appointed by the Board of Directors (“Committee” and the “Administrator”). Subject to the provisions of the 2015 Plan and, in the case of a Committee, the specific duties delegated by the Board of Directors, and subject to the approval of any relevant authorities and compliance with all applicable laws, the Administrator shall have the full power and authority at its sole discretion, from time to time and at any time, among other things:

·	To determine whether and to what extent awards are to be granted to participants under the 2015 Plan and to select the eligible recipients of awards under the 2015 Plan;

·	To approve forms of agreement for use under the 2015 Plan;

·
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

·	To determine the fair market value of the shares covered by each award;

·	To make an election as to the type of Section 102 Option;

·
To prescribe, amend and rescind rules and regulations relating to the 2015 Plan, including rules and regulations relating to sub-plans established for the purpose of qualifying for preferred tax treatment under foreign tax laws;

·	To authorize conversion or substitution under the 2015 Plan of any or all awards and to cancel or suspend awards, as necessary, provided the material interests of the participants are not harmed; and

·	To construe and interpret the terms of the 2015 Plan and awards granted pursuant to the 2015 Plan;

·	To alter, revise or otherwise adjust the terms of the 2015 Plan and the award agreement, as may be required pursuant to any applicable laws of local or foreign jurisdictions.

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

As of December 31, 2017, we had granted options to purchase an aggregate 127,171 ordinary shares under the 2015 Plan, of which options to purchase an aggregate 11,570 ordinary shares had been forfeited without having been exercised and options to purchase an aggregate 115,601 ordinary shares were outstanding as of such date, with a weighted average exercise price of approximately $45.36 per share. In addition, as of December 31, 2017, we had issued 49,856 restricted share units under the 2015 Plan, of which 4,334 RSUs had been forfeited, 1,033 RSUs had vested, and 44,489 restricted share units were outstanding as of such date.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 4, 2018 by (i) each person or entity known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our current executive officers and directors individually; and (iii) all of our current executive officers and directors as a group.

The percentage of beneficial ownership of our ordinary shares is based on 1,610,620 ordinary shares, NIS 2.40 par value per share outstanding as of April 4, 2018. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options and warrants currently exercisable or exercisable into ordinary shares within 60 days of April 4, 2018 are deemed to be outstanding and beneficially owned by the shareholder holding such options or warrants for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or warrant. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as indicated in the footnotes below, we believe that the persons named in the table below have sole voting and investment power with respect to the ordinary shares indicated in the table as being beneficially owned by them.

As of April 4, 2018, based on information provided to us by our transfer agent in the United States and other information reasonably available to us, we had 59 holders of record of our ordinary shares in the United States. Such holders of record held, as of that date, 74.6% of our outstanding ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 62.6% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
5% or Greater Shareholders
(other than directors and executive officers)
Pontifax Funds(1)	245,163	14.09%
Shanghai Fosun Pharmaceutical Group Co. Ltd.(2)	238,671	13.86%
Quant Global Capital Advisors, LC.(3)	208,335	11.91%
Sabby Management, LLC(4)	83,958	5.21%
Armistice Capital, LLC(5)	81,018	5.03%

Directors and Executive Officers
Alex Ovadia	*	*
Lior Torem	*	*
Yoav Kimchy(6)	63,665	3.93%
Boaz Shpigelman	*	*
Steven Hanley	*	*
Clara Ezed	*	*
Mary Jo Gorman	*	*
Tomer Kariv(1)	245,163	14.091%
XiangQian (XQ) Lin(7)	50,638	3.07%
Yuval Yanai	*	*
All director and executive officers as a group (10 persons)(8)	405,145	23.92%
___________

* Less than 1% of our ordinary shares.

(1)
Based on our records and information contained in a Schedule 13D/A filed by Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors, L.P (collectively, the “Pontifax Funds”) and other reporting persons with the SEC on January 3, 2017.  Includes (i) 115,890 outstanding ordinary shares held by the Pontifax Funds; (ii) 62,446 ordinary shares subject to warrants that are currently exercisable held by the Pontifax Funds; (iii) 19,950 ordinary shares issuable upon exercise of the Series A Warrants that are currently exercisable held by the Pontifax Funds; and (iv) 46,877 ordinary shares issuable upon exercise of the Long Term Incentive Warrants that are currently exercisable held by the Pontifax Funds. Pontifax Management II L.P. is the general partner of the Pontifax Funds and Pontifax Management 2 G.P. (2007) Ltd. is the general partner of Pontifax Management II L.P. Tomer Kariv and Ran Nussbaum are Managing Partners of each of the Pontifax Funds and Pontifax Management II L.P. and are directors of Pontifax Management 2 G.P. (2007) Ltd. and share voting and dispositive power with respect to the shares. The principal business office of each of the foregoing entities and persons is 8 Hamanofim Street, Beit Ofek, Herzliya Pituach, Israel.

(2)
Based on our records and information contained in a Schedule 13G/A filed by Shanghai Fosun Pharmaceutical Group Co. Ltd. with the SEC on February 7, 2018.  Includes: (i) 127,559 outstanding ordinary shares; (ii) 27,778 ordinary shares issuable upon exercise of the Series A Warrants that are currently exercisable; and (iii) 83,334 ordinary shares issuable upon exercise of the Long Term Incentive Warrants that are currently exercisable.

(3)
Based on our records and information contained in a Schedule 13G filed by Quant Global Capital Advisors, LLC with the SEC on March 6, 2015.  Includes: (i) 69,445 outstanding ordinary shares; (ii) 34,723 ordinary shares issuable upon exercise of the Series A Warrants that are currently exercisable; and (iii) 104,167 ordinary shares issuable upon exercise of the Long Term Incentive Warrants that are currently exercisable.

(4)
Based solely on information contained in a Schedule 13G/A filed by Sabby Management, LLC (“Sabby Management”) and other reporting persons with the SEC on January 9, 2018. According to the Schedule 13G/A, (i) Sabby Healthcare Master Fund, Ltd. (“Sabby Healthcare”) beneficially owns 73,346 ordinary shares; (ii) Sabby Volatility Warrant Master Fund, Ltd. (“Sabby Volatility”) beneficially owns 10,612 ordinary shares; and (iii) Sabby Management, which serves as the investment manager of Sabby Healthcare and Sabby Volatility, and Hal Mintz, who serves as manager of Sabby Management, each may be deemed to beneficially own the aggregate 83,958 ordinary shares beneficially owned by Sabby Healthcare and Sabby Volatility.

(5)
Based solely on information contained in a Schedule 13G/A filed by Armistice on February 14, 2018. According to the Schedule 13G/A, Armistice Capital, LLC, Armistice Capital Master Fund Ltd. and Steven Boyd share beneficial ownership of 81,018 ordinary shares.

(6)
Includes: (i) 26,901 ordinary shares directly held by Yoav Kimchy; (ii) 9,996 ordinary shares subject to options held by Yoav Kimchy that are currently exercisable or exercisable within 60 days of this table; (iii) 68 RSUs that shall vest within 60 days of this table (iv) 26,636 ordinary shares directly held by Sigalit Kimchy, the wife of Yoav Kimchy; (v) 54 ordinary shares subject to options held by Sigalit Kimchy that are currently exercisable or exercisable within 60 days of this table; and (vi) 2 RSUs that shall vest within 60 days of this table. Yoav Kimchy and Sigalit Kimchy have joint beneficial ownership over the shares beneficially held by them.

(7)
Includes: (i) 14,121 outstanding ordinary shares held by Esco Ventures Pte Ltd.; (ii) 6,945 ordinary shares issuable upon exercise of the Series A Warrants, that are currently exercisable, held by Esco Ventures Pte Ltd.; (iii) 20,834 ordinary shares issuable upon exercise of the Long Term Incentive Warrants, that are currently exercisable, held by Esco Ventures Pte Ltd; and (iv) 8,738 ordinary shares that are currently exercisable. Mr. Lin has advised us that Esco Ventures Pte Ltd. is wholly-owned by him and that he possesses the ultimate voting and investment power over the shares beneficially owned by Esco Ventures Pte Ltd.

(8)	See footnotes (1)-(7) for certain information regarding beneficial ownership.

None of our shareholders have voting rights different from the voting rights of other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

Other than Mr. Densel’s Separation Agreement, the executive and director compensation, executive officer employment agreements, indemnification and exculpation arrangements and directors’ and officers’ liability insurance policy discussed in “Management,” and the transactions described below, since January 1, 2015, we have not been or are not a party to any transactions in which any of our directors, executive officers or holders of more than 5% of our share capital, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Participation in Our Initial Public Offering

Certain of our shareholders who held our ordinary shares prior to our initial public offering, including affiliates of certain of our directors, purchased units, in our initial public offering that was consummated on February 24, 2015, each unit consisting of one ordinary share and one-half of a Series A Warrant to purchase one ordinary share, issued together with Long Term Incentive Warrants, at the price paid by the public ($72.00 per unit), in the following amounts: Pontifax Funds purchased 10,417 units (issued together with 15,625 Long Term Incentive Warrants) and Docor International B.V. purchased 3,473 units (issued together with 5,209 Long Term Incentive Warrants). In addition, XiangQian (XQ) Lin, who was elected as a director as of the consummation of our initial public offering, purchased in our initial public offering 13,889 units (issued together with 20,834 Long Term Incentive Warrants), at the price paid by the public ($72.00 per unit). The underwriters received the same underwriting discount on the units purchased by these persons and entities as they did on the other units sold to the public in our initial public offering.

Credit Line Agreement; Private Placement

On August 20, 2014, we entered into a certain credit line agreement, pursuant to which we obtained a credit line in an aggregate principal amount of $12.0 million from certain lenders and existing shareholders, including Pontifax, Docor International B.V. and Counterpoint Ventures Fund II LP. The credit line amount was deposited in an escrow account at the closing, which was consummated on October 14, 2014. At the closing of the credit line agreement, we issued to each Lender at closing a Credit Line Warrant, to purchase a number of our ordinary shares constituting 2% of our share capital on a fully diluted basis (assuming conversion of all of our then outstanding convertible securities into ordinary shares at a 1:1 conversion rate) as of the closing for each $1 million (or portion thereof) extended by such Lender. We issued Credit Line Warrants to purchase in the aggregate 221,556 of our ordinary shares. The Credit Line Warrants are exercisable for a period of ten years at an exercise price of NIS 2.40 per share, and may be exercised on a net issuance basis.

Under the terms of the credit line agreement, we directed that the full credit line amount be invested in the private placement that was consummated simultaneously with our initial public offering that was consummated on February 24, 2015. We issued to the lenders a total of 166,667 units, each consisting of one ordinary share and one half of a Series A Warrant to purchase one ordinary share, together with 250,000 long term incentive warrants, for aggregate gross proceeds of $12,000,000. The Pontifax Funds, Docor International, B.V and Counterpoint Ventures Fund II LP acquired 20,834, 6,945 and 3,542 units, respectively, in the private placement for an aggregate purchase price of $1,500,000, $500,000 and $255,000, respectively.

Pontifax Warrants

On October 14, 2014, we issued warrants to purchase an aggregate of 18,464 of our ordinary shares at an exercise price of NIS 2.40 per share, or the Pontifax Warrants, to the Pontifax Funds in consideration of their commitment to provide to us, for no consideration, the following services, if and to the extent requested by us: (i) business development services, in such scope and substance as shall be agreed between us and the Pontifax; and (ii) a representative designated by Pontifax to serve as the chairman of our board of directors. The Pontifax Funds subsequently agreed that the exercise price of fifty-percent of their warrants will increase to equal the price at which our ordinary shares are sold to the public in the initial public offering of our securities, or if units are sold in the initial public offering of our securities, the exercise price per share will increase to be equal to the effective price per share of the ordinary shares underlying the units sold to the public in the offering. The Pontifax Funds also agreed that such portion of their warrants would vest and become exercisable only upon the consummation of the initial public offering of our securities prior to their expiration date. The remaining warrants with an NIS 2.40 exercise price will vest on a quarterly basis in eight equal installments during a period of 24 months from issuance. In addition, the Pontifax Funds agreed to reduce the term of their respective warrants such that these warrants will now expire after eight years (instead of ten years) following their issuance, i.e., on October 14, 2022. Upon the closing of our initial public offering any unvested portion of the warrants became fully vested and exercisable.

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

Piggyback Registration Rights

All of the former holders of our preferred shares that are a party to the Shareholders Agreement have the right to request that we include their registrable securities in certain registration statements that we file in connection with the public offering of our shares. We are required to give notice of our intention to effect such a registration to all holders of our registrable securities that are entitled to registration rights and include their shares in such registration if they so timely request. At the request of certain shareholders who exercised their piggyback registration rights pursuant to the Shareholders Agreement, we registered a total of 1,083,122 shares beneficially owned by such shareholders, or the Resale Shares, for resale, from time to time, by such shareholders pursuant to a Registration Statement on Form F-3 (Registration No. 333-211065), which was filed with the SEC on May 2, 2016 and declared effective on July 11, 2016, or the F-3 Registration Statement.

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

Registration Statement on Form F-3

On May 2, 2016, we filed the F-3 Registration Statement with the SEC. Pursuant to the F-3 Registration Statement, which became effective on July 11, 2016, we registered (among other things) (i) the Resale Shares, as described above, which include ordinary shares issued upon conversion of our former preferred shares and ordinary shares issuable upon exercise of the Credit Line Warrants and the Series A Warrants and Long Term Incentive Warrant issued in the private placement consummated simultaneously with our initial public offering; and (ii) the offer and sale by us, from time to time, of up to 274,795 ordinary shares issuable upon exercise of the Series A Warrants and Long Term Incentive Warrant issued in our initial public offering.

Transactions with Check-Cap LLC and the Members and Manager of Check-Cap LLC

On May 31, 2009, we entered into an asset transfer agreement with Check-Cap LLC pursuant to which Check-Cap LLC transferred all of its business operations and substantially all of its assets to us. Our shareholders’ holdings on the date of the asset transfer transaction reflected their interests as members of Check-Cap LLC. In the framework of the asset transfer agreement and under the Shareholders Agreement, we undertook to use commercially reasonable efforts to procure that distributions or advance funds are made to our shareholders holding (at the date of the transaction) ordinary shares, Series A preferred shares and/or Series B preferred shares (i.e., the shareholders who are also members of Check-Cap LLC), as would be necessary to eliminate the tax impact on such shareholders of the reorganization and the transfer of all of the business operations and substantially all of the assets from Check-Cap LLC to us. Notwithstanding the foregoing, we will not advance payments to such shareholders to address the fact that they will no longer receive a “pass through” of losses generated by us as they previously received while owning units of Check-Cap LLC. These advances, if and to the extent made, will be deducted from any distributions such shareholders are entitled to receive from us. We have reserved in our financial statements $312,000 as of December 31, 2017, $382,000 as of December 31, 2016 and $418,000 as of December 31, 2015 on account of such advances.

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

Engagement of Mr. XiangQian (XQ) Lin, a Director

We engaged Mr. XiangQian (XQ) Lin, who has served as a director since February 24, 2015, to provide to us certain business development services in Asia under a consulting agreement that we entered into with him on June 1, 2015. As compensation for his services, Mr. Lin is entitled to a monthly fee of $10,000 for up to five hours per month and $300 per hour for any consultancy hour exceeding such five hours required to perform such services. In addition, we awarded Mr. Lin a one-time option grant to purchase 4,033 ordinary shares, exercisable at $60.72 per share. The options vest over a period of three years commencing on the date of grant, in 12 equal quarterly installments, such that options to purchase 337 ordinary shares vested on the three month anniversary of the date of grant and options to purchase 336 ordinary shares vest at the end of each subsequent three-month period thereafter, subject to his continuing service on each applicable vesting date. The options were granted under our 2006 Plan. We also agreed to reimburse Mr Lin for all reasonable expenses incurred by him in connection with the provision of the foregoing services (including reasonable expenses incurred by a third party engaged by him to provide the above services on his behalf provided that such expenses are approved by us in writing in advance), all in accordance with our internal reimbursement policies. Mr. Lin’s engagement as a service provider was for an initial period of 12 months, which term may be extended upon the written agreement of us and Mr. Lin. In 2015, we charged expenses in an amount of $70,000 in consideration for Mr. Lin consulting services, in addition to the said one-time option grant. Since January 1, 2016, the parties have agreed to temporarily suspend Mr. Lin’s engagement until such time as we shall require further business development services in Asia.

Registered Direct Offerings

On August 8, 2016, we entered into a Securities Purchase Agreement with certain affiliates of Sabby Management LLC in connection with our registered direct offering of 53,635 ordinary shares at a price of $22.80 per share and pre-funded warrants to purchase 209,524 ordinary shares at a purchase price of $22.20 per pre-funded warrant. The pre-funded warrants had an exercise price of $0.60 per share, subject to certain adjustments and an expiration date of August 11, 2023, unless otherwise extended in accordance with the terms of the pre-funded warrants. The offering was consummated on August 11, 2016. We received gross proceeds from the August 2016 registered direct offering of approximately $5.9 million (including proceeds from the exercise of 47,917 pre-funded warrants at the closing of the offering). As of December 31, 2016, additional pre-funded warrants to purchase an aggregate 137,441 ordinary shares had been exercised, for additional proceeds of $82,500. As of January 23, 2017, all of the remaining pre-funded warrants to purchase an aggregate 24,167 ordinary shares had been exercised, for additional proceeds of $14,500.

On May 30, 2017, we entered into a Securities Purchase Agreement with certain affiliates of Sabby Management LLC in connection with our registered direct offering of 112,460 ordinary shares at a price of $24.00 per share and simultaneous private placement of one-year warrants to purchase an aggregate of up to 112,460 ordinary shares. The warrants have an exercise price of $25.50 per share and are immediately exercisable. The offering was consummated on June 2, 2017. We received gross proceeds from the June 2017 registered direct offering of approximately $2.69 and we may receive up to approximately $5.57 million total gross proceeds in the event that the warrants are exercised in full for cash.

On November 20, 2017, we entered into a Securities Purchase Agreement with certain investors including certain affiliates of Sabby Management LLC in connection with our registered direct offering of 189,387 ordinary shares at a price of $13.20 per share and simultaneous private placement of five-year warrants to purchase an aggregate of up to 142,042 ordinary shares. The warrants have an exercise price of $15.00 per share and are immediately exercisable. The offering was consummated on November 22, 2017. We received approximately $2.5 million gross proceeds from the November 2017 registered direct offering, $999,900 of which represented the aggregate purchase price paid by certain affiliates of Sabby Management LLC.

Agreements with Hadar Kimchy and Sigalit Kimchy

On July 1, 2005, we entered into an agreement with Hadar Kimchy, as amended, according to which Hadar Kimchy provided us with marketing communication and graphical design services, in consideration for a monthly fee of NIS 13,680 ($3, 945).  Such services were provided to us by Sigalit Kimchy, who is employed by Hadar Kimchy. The agreement terminated as of April 4, 2016.

On April 4, 2016, we entered into an employment agreement with Sigalit Kimchy, according to which Ms. Kimchy serves as marcom and user interface lead, in a 50% part-time role (no less than 93 hours per month), for a monthly salary of NIS 11,200 ($3,230), plus up to 35 monthly overtime hours at a gross monthly rate of NIS 2,800 ($807), or an aggregate monthly salary of up to NIS 14,000 ($4,038). Ms. Kimchy is entitled to an education fund, managers’ insurance or pension fund and reimbursement of monthly travel expenses. The employment agreement is for an indefinite term and may be terminated by either party upon 30 days prior written notice, and may be terminated by us with immediate effect for cause.  Ms. Kimchy also entered into a confidentially, non-competition and intellectual property agreement.  Sigalit Kimchy is the wife of Yoav Kimchy, our chief technology officer and a former director. For information regarding the beneficial ownership of our ordinary shares by Yoav Kimchy and Sigalit Kimchy, see Item 7A. “Major Shareholders and Related Party Transactions—Major shareholders.”

Scientific Advisories

Dr. Walter L. Robb, a member of the board of directors of our U.S. subsidiary, Check-Cap US, Inc., since June 2017 and a director of our company from May 2009 until June 2017, and Mr. Steven Hanley, a member of our Board of Directors since February 2015 and the Chairman of our Board of Directors since September 2017, provided us with consultancy services, on a needed basis, with matters of scientific relevance, as our Scientific Advisors. The amount of consulting services provided by our Scientific Advisors ranges from several hours a month to several hours a year.

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

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since December 31, 2017, until the date of the filing of this Annual Report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Our units were listed on the NASDAQ Capital Market on February 19, 2015 under the symbol “CHEKU.” Prior to that date, there was no public trading market for our securities. Our initial public offering was priced at $72.00 per unit on February 20, 2015. Each unit consisted of one ordinary share and one-half of a Series A Warrant to purchase one ordinary share. Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants. Each whole Series A Warrant entitles the holder to purchase one ordinary share at an exercise price of $90.00. On March 18, 2015, the units separated and ceased to exist. Since such date, our ordinary shares and Series A Warrants have been listed on the NASDAQ Capital Market under the symbols “CHEK” and “CHEKW,” respectively. On April 4, 2018, we effected a 1-for-12 reverse stock split of our ordinary shares.

The following tables set forth, for the periods indicated, the high and low sales prices per ordinary share as reported on the NASDAQ Capital Market:

Annual (since IPO)	High	Low
December 31, 2015 (from March 18, 2015)	$75.60	$21.60
December 31, 2016	$44.64	$11.64
December 31, 2017	$31.68	$9.60

Quarterly	High	Low
March 31, 2016	$40.2	$30.84
June 30, 2016	$36.12	$11.64
September 30, 2016	$41.04	$12.96
December 31, 2016	$35.40	$20.64
March 31, 2017	$31.68	$24.84
June 30, 2017	$28.56	$21.72
September 30, 2017	$24.00	$19.80
December 31, 2017	$23.88	$9.60
March 31, 2018

Most Recent Six Months	High	Low
October 2017	$23.88	$15.00
November 2017	$18.24	$11.40
December 2017	$12.24	$9.60
January 2018	$13.68	$9.84
February 2018	$10.80	$7.20
March 2018	$9.12	$5.52
April 2018 (through April 4, 2018)	$5.79	$0.46

On April 4, 2018, the last reported sale price of our ordinary shares on the NASDAQ Capital Market was $5.44.

B.	Plan of Distribution

Not applicable.

C.	Markets for Ordinary Shares

See “—Offer and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors (subject to the special approval requirements under the Israeli Companies Law for the election of external directors, if any).

Under our amended articles of association, our board of directors must consist of not less than four but no more than eleven directors, including (if any) external directors (within the meaning of the Israeli Companies Law).  Pursuant to our amended articles of association, each of our directors will be appointed by a simple majority vote of holders of our voting shares, participating and voting at an annual general meeting of our shareholders (subject to the special approval requirements under the Israeli Companies Law for the election of external directors, if any). Each director (other than external directors, if any) will hold office until the next annual general meeting following the annual general meeting at which they were elected and until his or her successor is elected and qualified, or until the occurrence of certain events, in accordance with the Israeli Companies Law and our amended articles of association, including his or her earlier resignation, death or removal by a vote of the majority of the voting power of our shareholders at a general meeting of until his or her office expires by operation of law. In addition, our amended articles of association allow our board of directors to appoint directors (other than external directors) to fill vacancies on the board of directors to serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated.

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

Furthermore, the Israeli Companies Law requires that resolutions regarding the following matters be approved by our shareholders at a general meeting:

·	amendments to our articles of association;

·	appointment, terms of service and termination of service of our auditors;

·	appointment of external directors;

·	approval of certain related party transactions;
·	increases or reductions of our authorized share capital;

·	mergers; and

·
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

Vote Requirements

Our amended articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Israeli Companies Law or by our amended articles of association. Under the Israeli Companies Law, certain actions require a special majority, including: (i) approval of an extraordinary transaction with a controlling shareholder or in which the controlling shareholder has a personal interest and the terms of employment or other engagement of the controlling shareholder or a relative of the controlling shareholder (even if not extraordinary), requiring the approval described in Item 6C “Directors, Senior Management and Employees —Board Practices—Approval of Related Party Transactions under Israeli Law— Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions”; (ii) approval of a compensation policy, requiring the approval described in Item 6C “Directors, Senior Management and Employees— Board Practices— Compensation Committee and Compensation Policy”; and (iii) approval of executive officer compensation inconsistent with our office holder compensation policy or the compensation of our chief executive officer (subject to limited exceptions), requiring the approval described in Item 6C “Directors, Senior Management and Employees— Board Practices— Approval of Related Party Transactions under Israeli Law— Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.”

In addition, under the Israeli Companies Law the appointment of external directors requires the approval of a majority vote of the shares present and voting on the matter, provided that either: (i) such majority includes a majority of the shares held by all shareholders who are non-controlling shareholders and shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or (ii) the total number of shares held by shareholders who are non-controlling shareholders and shareholders who do not have a personal interest in the election of the external director (other than a personal interest not derived from a relationship with a controlling shareholder) voted against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

Furthermore, under the Israeli Companies Law the authorization of the chairman of the board to assume the role or responsibilities of the chief executive officer, or the authorization of the chief executive officer or his or her relative thereof to assume the role or responsibilities of the chairman of the board, for periods of no longer than three years each, is subject to receipt of the approval of a majority of the shares voting on the matter, provided that either (i) included in such majority are at least two-thirds of the shares of shareholders who are non-controlling shareholders and shareholders who do not have a personal interest in the resolution that are voted at the meeting on the matter (excluding any abstentions); or (ii) the total number of shares of shareholders specified in clause (i) who voted against the resolution does not 2% of the voting rights in the company.

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

For purposes of the shareholder vote of a merging company whose shares are held by the other merging company or a person or entity holding 25% or more of any of the means of control of the other merging entity, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares voting on the matter at the shareholders meeting (excluding abstentions) that are held by parties other than the other party to the merger, or by any other person or entity who holds 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders (as described in Item 6C “Directors, Senior Management and Employees—Board Practices— Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions”).

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

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax, currently at the rate of 23% (effective as of January 1, 2018, reduced from 24% for the 2017 tax year and 25% for the 2016 tax year) of a company’s taxable income. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate.

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

·
amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or advancement of the Industrial Enterprise;

·	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

·	expenses related to a public offering are deductible in equal amounts over three years.

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

Tax Benefits under the 2011 Amendment and the 2014 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that, among other things, owns a Preferred Enterprise and is controlled and managed from Israel. Under the 2014 Amendment, effective as of January 1, 2014, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise in 2014 and thereafter, unless the Preferred Enterprise is located in a specified development zone (referred to as “Zone A”), in which case the rate will be 9% for the 2014 tax year and thereafter and, pursuant to the 2017 Amendment (as discussed below), 7.5% from 2017 and thereafter. Our facilities are located in the Zone A specified development zone.

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

The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984)

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984), referred to as the Research Law, research and development programs which meet specified criteria and are approved by the IIA (formerly the OCS) are eligible for grants.

Under the Research Law as currently in effect, the grants awarded are typically up to 50% of the project’s expenditures. The grantee is required to pay royalties to the State of Israel from the sale of products developed under the program. Regulations under the Research Law, as currently in effect, generally provide for the payment of royalties of 3% to 5% (and at an increased rate under certain circumstances) on sales of products and services based on technology developed using grants, until 100% (which may be increased under certain circumstances) of the grant, linked to the U.S. dollar and bearing interest at the LIBOR rate, is repaid. The terms of the Israeli government participation also require that products developed with IIA grants be manufactured in Israel and that the technology developed thereunder may not be transferred outside of Israel, unless approval is received from the IIA and additional payments are made to the State of Israel. However, this does not restrict the export of products that incorporate the funded technology. If manufacturing is moved outside of Israel, the royalty repayment rate is increased and the royalty ceiling can reach up to three times the amount of the grants received, and if IIA funded know-how is transferred outside of Israel, the royalty ceiling can reach up to six times the amount of grants (plus interest). Even following the full repayment of any IIA grants, we must nevertheless continue to comply with the requirements of the Research Law. If we fail to comply with any of the conditions and restrictions imposed by the Research Law, or by the specific terms under which we received the grants, we may be required to refund any grants previously received together with interest and penalties, and, in certain circumstances, may be subject to criminal charges.

A significant amendment to the Research Law entered into effect on January 1, 2016, under which the IIA, a statutory government corporation, was established, which replaced the OCS. Under such amendment, the IIA is authorized to establish rules concerning the ownership and exploitation of IAA-funded know-how (including with respect to restrictions on transfer of manufacturing activities and IIA-funded know-how outside of Israel), which may differ from the restrictive laws, regulations and guidelines in effect prior to the establishment of such rules (and which remain in effect until such rules have been established by the IIA). In May 2017, the IIA issued new rules applicable to Israeli companies that receive grants from the IIA or its predecessor, the OCS, which went into effect on July 1, 2017. Among other things, the new rules establish a framework for funded companies to license IIA-funded know how to companies outside of Israel without necessarily triggering an exit payment (as described above). As of the date hereof, we cannot predict the impact these new rules will have on us or how they will be implemented by the IIA. Furthermore, it is anticipated that additional rules will be published by the IIA and we cannot predict or estimate the changes (if any) that may be made to this legislation (including with respect to the acquisition of a IIA-funded entity or the transfer of IIA-funded technology).

As of December 31, 2017, we had received funding from the IIA (formerly the OCS) for the financing of a portion of our research and development expenditures in an aggregate amount of $5.3 million.  As of December 31, 2017, we had not paid any royalties to the IIA and had a contingent obligation to the IIA in the amount of $5.6 million.

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

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, generally referred to as the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty); (ii) holds the shares as a capital asset; and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if, among other things: (i) the capital gain arising from such sale, exchange or other disposition is treated as industrial or commercial profits attributed to a permanent establishment in Israel, subject to certain conditions; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital of the corporation during any part of the 12-month period preceding the disposition, subject to certain conditions; (iii) the capital gain arising from such sale, exchange or disposition is treated as royalties; or (iv) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of our securities would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

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

Taxation of Non-Israeli Shareholders upon Exercise of Long Term Incentive Warrants. While not free from doubt, the Long Term Incentive Warrants may be treated for Israeli income tax purposes as compensatory warrants (i.e., issued to compensate an original purchaser of units in our initial public offering for holding the ordinary shares underlying the units for a certain period of time after the closing date of the offering). In such case, a holder of Long Term Incentive Warrants may recognize ordinary compensation income for Israeli income tax purposes on the exercise of the Long Term Incentive Warrants.

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 641,880 for 2018, which amount is linked to the annual change in the Israeli consumer price index.

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

A beneficial owner of our securities that is described above is referred to herein as a “U.S. Holder.” If a beneficial owner of our securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences of the acquisition, ownership and disposition of our securities applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

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

Exercise of Long Term Incentive Warrants

While not free from doubt, the Long Term Incentive Warrants may be treated as compensatory warrants (i.e., warrants issued to compensate an original purchaser of units in our initial public offering for holding the ordinary shares underlying the units for a certain period of time after the closing date of our initial public offering). Based on this characterization, a U.S. Holder of the Long Term Incentive Warrants generally would recognize ordinary compensation income on the exercise of the Long Term Incentive Warrants equal to the excess of the fair market value of the ordinary shares acquired pursuant to the exercise of the Long Term Incentive Warrants over the exercise price of the Long Term Incentive Warrants. In such case, a U.S. Holder’s tax basis in the ordinary shares received should be equal to their fair market value at the time of exercise, and the holding period of such ordinary shares should begin on the date of exercise.

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

We have not performed an analysis of our PFIC status for our taxable year ended December 31, 2017.  In addition, our actual PFIC status for our current taxable year (2018) or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our taxable year ended December 31, 2017 or any subsequent taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares or Series A Warrants, and, in the case of our ordinary shares, the U.S. Holder did not make a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the ordinary shares, a purging election, a QEF election along with a purging election, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

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

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the U.S. Securities and Exchange Commission, including the NASDAQ Capital Market, or on a foreign exchange or market that is regulated or supervised by a governmental authority of the country in which the exchange or market is located and which (A) meets certain requirements, that are enforced by law, relating to trading volume, listing, financial disclosure,  surveillance and other requirements that are designed to (i) prevent fraudulent and manipulative acts and practices, (ii) remove impediments to and perfect the mechanism of a free and open, fair and orderly market and (iii) protect investors and (B) has rules that effectively promote the active trading of listed stock. Although our ordinary shares are currently listed and traded on the NASDAQ Capital Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to our ordinary shares under their particular circumstances.

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

Moreover, backup withholding of U.S. federal income tax, currently at a rate of 24%, generally will apply to dividends paid on our securities to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our securities by a U.S. Holder (other than an exempt recipient), in each case who:

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

As of December 31, 2017, our total assets and liabilities linked to the NIS amounted to $687,000 and $1.2 million, respectively. A 10% depreciation of the dollar in relation to the NIS would cause an exchange rate loss of $51,000.

As of December 31, 2017, we had no assets linked to the Euro and our total liabilities linked to the Euro amounted to $127,000. A 10% depreciation of the dollar in relation to the Euro would cause an exchange rate loss of $13,000.

During the year ended December 31, 2017, the exchange rate between the U.S. dollar and the NIS decreased by 9.83% and the exchange rate between the U.S. dollar and the EURO decreased by 12.33%. During the year ended December 31, 2016, the exchange rate between the U.S. dollar and the NIS decreased by 1.4% and the exchange rate between the U.S. dollar and the EURO increased by 3.21%. During the year ended December 31, 2015, the exchange rate between the U.S. dollar and the NIS increased by 0.33% and the exchange rate between the U.S. dollar and the EURO increased by 11.4%.

Interest Rate Risk

Our obligation to pay royalties to the IIA is linked to LIBOR and we are therefore exposed to changes in LIBOR.

In addition, we intend to invest our cash balances, including certain of the net proceeds from our initial public offering and concurrent private placement and the August 2016, June 2017 and November 2017 registered direct offerings pending their ultimate use, primarily in bank deposits and securities issued by the U.S. and Israeli governments. We are exposed to market risks resulting from changes in interest rates relating primarily to our financial investments in cash and deposits. We do not use derivative financial instruments to limit exposure to interest rate risk. Our interest income may decline in the future as a result of changes in the financial markets; however, we believe any such potential loss would be immaterial to us.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

On February 24, 2015, we consummated an initial public offering of 166,667 units, each consisting of one ordinary share and one half of a Series A Warrant to purchase one ordinary share, pursuant to a Registration Statement on Form F-1, as amended (File No. 333- 201250), which became effective on February 18, 2015. The price per unit sold in the initial public offering was $72.00. Each unit in the initial public offering was issued with one and one half Long Term Incentive Warrants. Chardan Capital Markets, LLC acted as representatives of the underwriters.  We granted the underwriters in the initial public offering a 45-day over-allotment option to purchase up to 25,000 additional units (together with an accompanying 37,500 Long Term Incentive Warrants) from us to cover over-allotments. On March 6, 2015, the option to purchase additional 8,334 units was partially exercised. On March 18, 2015, the units were separated into one ordinary share and one-half of a Series A Warrant to purchase one ordinary share and the units ceased to exist. On April 6, 2015, the option to purchase additional 12,500 ordinary shares and 6,250 Series A Warrant was partially exercised. The aggregate offering price of the securities sold in the initial public offering (including the over-allotment option) was approximately $13.5 million. The total expenses of the offering, including underwriting discounts and commissions, were approximately $2.9 million (including certain warrants with value of $196,000 issued in connection with the IPO). The net proceeds we received from the initial public offering (including the over-allotment option) was approximately $10.8 million. Concurrently with our initial public offering, we consummated the private placement of 166,667 units in a private placement and received aggregate gross proceeds of $12,000,000 from the private placement. From the effective date of the registration statement and until December 31, 2017, we had used all of the net proceeds from the initial public offering and simultaneous private placement.

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

(b)          Management’s Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this Annual Report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017. As all internal control systems, no matter how well designed, have inherent limitations, our internal control over financial reporting may not prevent or detect misstatements.

(c)          Attestation Report of Registered Public Accounting Firm. This Annual Report on Form 20-F does not include an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2017 by our registered public accounting firm due to our status as an emerging growth company under the Jumpstart Our Business Startups Act of 2012.

(d)          Changes in Internal Control Over Financial Reporting. Based on the evaluation conducted by our Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2017 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Mr. Yuval Yanai, a member of our audit committee is an audit committee financial expert as defined by rules of the U.S. Securities and Exchange Commission and is an independent director under NASDAQ Listing Rules.

ITEM 16B. CODE OF ETHICS.

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors and employees, including our chief executive officer, chief financial officer, controller or principal accounting officer, or other persons performing similar functions, which complies with the “code of ethics” contemplated by Item 16B of Form 20-F promulgated by the U.S. Securities and Exchange Commission. A copy of our Code of Business Conduct and Ethics is available on our website at http://ir.check-cap.com/corporate-governance . Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the U.S. Securities and Exchange Commission.  Under Item 16B of the U.S. Securities and Exchange Commission’s Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

ITEM 16C. RINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents aggregate fees billed to us for professional services rendered for fiscal years ended December 31, 2017 and 2016 by Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, an independent registered accounting firm.

	2017	2016
Audit Fees(1)	$60,000	$60,000
Audit-Related Fees(2)	$4,000	$-
All Other Fees(3)	$25,481	$27,789
Total	$89,481	$87,789

(1)
The audit fees for the years ended December 31, 2017 and 2016 were for professional services rendered for the audits of our financial statements, consents and in connection with our filings with the U.S. Securities and Exchange Commission.

(2)
Audit-related fees for the year ended December 31, 2017 are for services rendered by our auditors in connection with determining the number of Long Term Incentive Warrants that were vested at February 24, 2016 and February 24, 2017.

(3)	Other fees for the years ended December 31, 2017 and 2016 were for services related to the application for an additional grant from the IIA (formerly the OCS).

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

ITEM 16G. CORPORATE GOVERNANCE.

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares are publicly traded, including companies with shares listed on the NASDAQ Capital Market, are considered public companies under Israeli law and are required to comply with various corporate governance requirements relating to such matters as external directors, the audit committee, the compensation committee and an internal auditor.  These requirements are in addition to the corporate governance requirements imposed by the Listing Rules of the NASDAQ Stock Market and other applicable provisions of U.S. securities laws to which we became subject (as a foreign private issuer) upon the closing of our initial public offering and the listing of our securities on the NASDAQ Capital Market.  Under the Listing Rules of the NASDAQ Stock Market, a foreign private issuer, such as us, may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the Listing Rules of the NASDAQ Stock Market, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the U.S. Securities and Exchange Commission. We currently rely on this “home country practice exemption” solely with respect to the following items:

•
Nomination of our directors. Israeli law and our amended articles of association do not require director nominations to be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Listing Rules of the NASDAQ Stock Market. In accordance with Israeli law and practice, directors are recommended by our board of directors for election by our shareholders (other than directors elected by our board of directors to fill a vacancy). However, in October 2015, our Board of Directors voluntarily established a non-independent Nominating Committee, whose role is to select and recommend to the Board of Directors for selection, director nominees, while considering the appropriate size and composition of the Board of Directors, the requirements of applicable law regarding service as a member of our Board of Directors and the criteria for the selection of new members of the Board of Directors.  The Nominating Committee is currently comprised of the following directors: Yuval Yanai (an independent director within the meaning of the NASDAQ Listing Rules), who serves as the Chairman of the Nominating Committee, Tomer Kariv and Steven Hanley (the Chairman of our Board of Directors and an independent director within the meaning of the NASDAQ Listing Rules).

•
Compensation of officers. We follow Israeli law and practice with respect to the approval of officer compensation.  While our compensation committee currently complies with the provisions of the NASDAQ Listing Rules relating to composition requirements and Israeli law generally requires that the compensation of the chief executive officer and all other executive officers be approved, or recommended to the board for approval, by the compensation committee (and in certain instances, shareholder approval is required), Israeli law includes relief from compensation committee approval in certain instances. For details regarding the approvals required under the Israeli Companies Law and regulation promulgated thereunder for the approval of compensation of the chief executive officer, all other executive officers and directors, see Item 6C “Directors, Senior Management and Employees— Board Practices — Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions”).

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

ITEM 19. EXHIBITS

No.	Description
1.1	Amended Articles of Association of the Registrant
2.1(1)	Form of Registrant’s Ordinary Share Certificate
2.2(1)	Form of Unit Certificate
2.3(1)	Form of Series A Warrant Certificate (included in Exhibit 2.5)
2.4(1)	Form of Long Term Incentive Warrant Certificate (included in Exhibit 2.5)
2.5(1)	Form of Warrant Agreement between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent
2.6(1)	Form of Underwriter Warrants
2.7(4)	Form of August 2016 Pre-Funded Ordinary Share Purchase Warrant
2.8(5)	Form of June 2017 Warrant
2.9(5)	Form of June 2017 Placement Agent Warrant
2.10(6)	Form of November 2017 Warrant
2.11(6)	Form of November 2017 Placement Agent Warrant
4.1(1)	2006 Unit Option Plan and Amendments thereto
4.2(1)	Amended and Restated Shareholders Agreement dated as of October 14, 2014 by and among Check-Cap Ltd. and the shareholders parties thereto
4.3(1)	Amendment to Amended and Restated Shareholders Agreement dated as of January 15, 2015 by and among Check-Cap Ltd. and the shareholders parties thereto
4.4(1)	Form of Series C-1 preferred shares purchase warrant
4.5(1)	Forms of Series C-2 preferred shares purchase warrant
4.6(1)	Forms of Anti-Dilution Warrants
4.7(1)	Asset Transfer Agreement, dated as of May 31, 2009 by and between Check-Cap Ltd. and Check-Cap LLC.
4.8(1)	The Agreement for ASIC Design and Development dated November 26, 2009 by and between Check-Cap Ltd. and Politechnico di Milano
4.9(1)	Form of Indemnification Agreement
4.10(1)	Form of Ordinary Shares Warrant Certificate issued pursuant to a certain Credit Line Agreement dated as of August 20, 2014
4.11(1)	Forms of Ordinary Shares Warrant Certificate issued to the Pontifax entities
4.12(2)	2015 Equity Incentive Plan and 2015 United States Sub-Plan to 2015 Equity Incentive Plan.
4.13(3)	Compensation Policy for Executive Officers and Directors
4.14(4)	Placement Agent Agreement dated August 5, 2016 by and between Check-Cap Ltd. and Chardan Capital Markets LLC
4.15(4)	Securities Purchase Agreement dated as of August 8, 2016 by and among Check-Cap Ltd. and the Purchasers named therein
4.16(5)	Securities Purchase Agreement dated as of May 30, 2017 by and among Check-Cap Ltd. and the Purchasers named therein
8.1(7)	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Brightman Almagor Zohar & Co., independent registered public accounting firm

101.INS	XBRL Instant Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBLR Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Incorporated by reference to the Registration Statement on Form F-1 of the Registrant (File No. 333-201250).

(2)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities Exchange Commission on July 6, 2015.

(3)	Incorporated by reference to the Form 6-K/A filed by the Registrant with the Securities and Exchange Commission on May 24, 2017.

(4)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on August 12, 2016.

(5)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on June 2, 2017.

(6)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on November 22, 2017.

(7)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on March 15, 2016.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHECK-CAP LTD.

Date: April 4, 2018	By:	/s/ Alex Ovadia
	Name:	Alex Ovadia
	Title:	Chief Executive Officer (Principal Executive Officer)

	By:	/s/ Lior Torem
	Name:	Lior Torem
	Title:	Chief Financial Officer
(Principal Financial Officer
and Principal Accounting Officer)

CHECK CAP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

CHECK CAP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Check-Cap Ltd.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Check-Cap Ltd. and subsidiary (“the company”) as of December 31, 2017 and 2016, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the financial statements, the Company's accumulated losses and the additional funds needed to maintain its operation raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu Limited
Tel Aviv, Israel
April 4, 2018

We have served as the Company's auditor since 2005.

CHECK CAP LTD
CONSOLIDATED BALANCE SHEETS
 (U.S. dollars in thousands, except share and per share data)

		December 31,
	Note	2 0 1 7	2 0 1 6
Assets
Current assets
Cash and cash equivalents		6,997	11,639
Prepaid expenses and other current assets	3	406	242
Total current assets		7,403	11,881

Non-current assets
Property and equipment, net	4	503	414
Total non-current assets		503	414
Total assets		7,906	12,295

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accruals
Trade		608	393
Other		347	235
Other current liabilities		5	11
Employees and payroll accruals	6	602	728
Total current liabilities		1,562	1,367

Non-current liabilities
Royalties provision	8A	439	521
Total non-current liabilities		439	521

Shareholders' equity	10
Share capital		974	771
Additional paid-in capital		57,643	52,577
Accumulated deficit		(52,712)	(42,941)
Total shareholders' equity		5,905	10,407

Total liabilities and shareholders' equity		7,906	12,295

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

		Year ended December 31,
	Note	2 0 1 7	2 0 1 6	2 0 1 5

Research and development expenses, net	12	6,837	5,491	5,837
General and administrative expenses	13	3,164	3,571	6,626
Operating loss		10,001	9,062	12,463

Financial income, net	14	236	244	173

Loss before income tax		9,765	8,818	12,290
Taxes on income		6	8	-
Net loss		9,771	8,826	12,290

Net loss per ordinary share (in USD) basic and diluted		6.72	7.31	12.67

Weighted average number of ordinary shares outstanding - basic and diluted (in thousands)	15	1,455	1,208	993

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
(U.S. dollars in thousands, except share and per share data)

	Preferred shares (1) (2)		Ordinary shares (1) (2)
	Number	Amount	Number	Amount	Additional paid-in capital	Accumulated deficit	Total shareholders' equity
Balance as of December 31, 2014	361,584	$226	95,812	$53	$20,720	$(21,825)	$(826)
Changes during 2015:
Conversion of preferred shares into ordinary shares	(361,584)	(226)	361,584	226	-	-	-
Reclassification of liability warrants to equity warrants	-	-	-	-	233	-	233
Issuance of ordinary shares in the IPO, net of issuance expenses in an amount of $2,945(3)	-	-	187,500	113	10,638	-	10,751
Issuance of ordinary shares in the Private Placement, net of issuance expenses in an amount of $1,225(4)	-	-	166,667	101	10,799	-	10,900
Exercise of warrants into ordinary shares	-	-	146,946	90	(61)	-	29
Share-based compensation	-	-	-	-	3,724	-	3,724
Issuance of ordinary shares upon exercise of options by employees	-	-	25,783	16	-	-	16
Capital investment	-	-	-	-	111	-	111
Net loss	-	-	-	-	-	(12,290)	(12,290)
Balance as of December 31, 2015	-	-	984,292	$599	$46,164	$(34,115)	$12,648
Changes during 2016:
Issuance of ordinary shares and pre-funded warrants in August 2016 registered direct offering, net of issuance expenses in an amount of $615 (5)	-	-	53,635	32	5,227	-	5,259
Exercise of warrants into ordinary shares	-	-	229,153	140	(23)	-	117
Share-based compensation	-	-	-	-	1,209	-	1,209
Net loss	-	-	-	-	-	(8,826)	(8,826)
Balance as of December 31, 2016	-	-	1,267,080	$771	$52,577	$(42,941)	$10,407
Changes during 2017:
Issuance of ordinary shares and warrants in June 2017 registered direct offering, net of issuance expenses in an amount of $399 (6)	-	-	112,460	67	2,282	-	2,349
Issuance of ordinary shares and warrants in November 2017 registered direct offering, net of issuance expenses in an amount of $378 (6)	-	-	189,387	114	2,066	-	2,180
Exercise of warrants into ordinary shares	-	-	35,474	22	(8)	-	14
Share-based compensation	-	-	1,033	-	726	-	726
Net loss	-	-	-	-	-	(9,771)	(9,771)
Balance as of December 31, 2017	-	-	1,605,434	$974	$57,643	$(52,712)	$5,905

(1) See Note 1D for the details regarding the conversion of the preferred shares.
(2) All shares amounts have been retroactively adjusted to reflect a 1-for-10 share reverse split, see Note 1C.
(3) Issuance expenses include certain warrants with a value of $196 issued in connection with the IPO.
(4) Issuance expenses include certain warrants with a value of $125 issued in connection with the Private Placement.
(5) Includes pre-funded warrants to purchase 209,524 ordinary shares at a purchase price of $22.20 per pre-funded warrant, issued in connection with the registered direct offering. See Note 10C(2)(h).
(6) Issuance expenses include certain warrants with a value of $49,229 and $58,298 issued in connection with the June 2017 and November 2017 registered direct offerings, respectively.

 The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(9,771)	(8,826)	(12,290)
Adjustments required to reconcile net loss to net cash used in operating activities:
Revaluation of fair value of warrants to purchase preferred share	-	-	(174)
Depreciation and amortization	157	130	92
Share-based compensation	726	1,209	3,724
Financial income, net	(165)	(56)	(11)

Changes in assets and liabilities items:
Decrease (increase) in prepaid and other current assets and non-current assets	(164)	438	(563)
Increase (decrease) in trade accounts payable, accruals and other current liabilities	275	(252)	334
Increase (decrease) in employees and payroll accruals	(126)	(510)	227
Increase (decrease) in royalties provision	(82)	(56)	33
Net cash used in operating activities	(9,150)	(7,923)	(8,628)

CASH FLOWS FROM INVESTING ACTIVITIES			.
Purchase of property and equipment	(231)	(166)	(270)
Restricted cash	-	46	-
Proceeds from short-term bank deposit	-	4,811	(4,800)
Net cash provided by (used in) investing activities	(231)	4,691	(5,070)

CASH FLOWS FROM FINANCING ACTIVITIES
Receipt of short-term loan from bank	-	-	1,000
Repayment of short-term loan from bank	-	-	(1,000)
Issuance of ordinary shares upon exercise of options by employees	-	-	16
Exercise of warrants into ordinary shares	196	117	29
Issuance of ordinary shares in the RD Offerings, net of issuance expenses	4,379	5,307	-
Issuance of ordinary shares in the Private Placement, net of issuance expenses	-	-	11,021
Issuance of ordinary shares in IPO, net of issuance expenses	-	-	10,947
Net cash provided by financing activities	4,575	5,424	22,013

Effect of exchange rate changes on cash and cash equivalents	164	55	2

Net increase (decrease) in cash and cash equivalents	(4,642)	2,247	8,317

Cash and cash equivalents at the beginning of the year	11,639	9,392	1,075

Cash and cash equivalents at the end of the year	6,997	11,639	9,392

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except share and per share data)

Supplemental information for Cash Flow:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5
Supplemental disclosure of non-cash flow information
Reclassification of liability warrants to equity warrants	-	-	233
Cashless exercise of warrants to purchase ordinary shares into ordinary shares	8	23	45
Conversion of preferred shares into ordinary shares	-	-	226
Purchase of property and equipment	15	8
Issuance expenses	30	47	-
Supplemental disclosure of cash flow information
Cash paid for income taxes	3	8	-
Cash paid for interest	-	-	11

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

(2)	Check-Cap Ltd has a wholly-owned subsidiary, Check-Cap U.S. Inc., incorporated under the laws of the State of Delaware on May 15, 2015.

(3)
The Company is a clinical-stage medical diagnostics company developing C-Scan®, the first capsule-based system for preparation-free colorectal cancer screening (the "C-Scan system"). Utilizing innovative ultra-low dose X-ray and wireless communication technologies, the capsule generates information on the contours of the inside of the colon as it passes naturally. This information is used to create a 3D map of the colon, which allows physicians to look for polyps and other abnormalities. Designed to improve the patient experience and increase the willingness of individuals to participate in recommended colorectal cancer screening, the C-Scan system removes many frequently-cited barriers, such as laxative bowel preparation, invasiveness and sedation.

(4)
As described in Notes 10C(2)(b) and 10C(2)(d), on February 24, 2015 the Company consummated an Initial Public Offering in the United States (U.S.) (the "IPO") concurrently with a Private Placement (the "Private Placement").

On August 11, 2016, the Company consummated a registered direct offering of ordinary shares and pre-funded warrants (the "August 2016 RD Offering"). See Note 10C(2)(h).

On June 2, 2017, the Company consummated a registered direct offering of ordinary shares and a simultaneous private placement of warrants (the "June 2017 RD Offering"). See Note 10C(2)(i).

On November 22, 2017, the Company consummated a registered direct offering of ordinary shares and a simultaneous private placement of warrants (the "November 2017 RD Offering" and together with the August 2016 RD Offering and June 2017 RD Offering, the “RD
Offerings”). See Note 10C(2)(J).

The Company's ordinary shares and Series A Warrants are listed on the NASDAQ Capital Market under the symbols "CHEK," and "CHEKW," respectively.

(5)	The consolidated financial statements of the Company as of and for the year ended December 31, 2017 include the financial statements of the Company and its wholly-owned U.S. subsidiary.

B.
Going concern and management plans

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, recruiting management and technical staff, acquiring assets and raising capital. The Company is still in its development and clinical stage and has not yet generated revenues. The extent of the Company's future operating losses and the timing of becoming profitable are uncertain. The Company has incurred losses of $9.8 million, $8.8 million and $12.3 million for the years ended December 31, 2017, 2016 and 2015, respectively. As of December 31, 2017, the Company's accumulated deficit was $52.7 million. The Company has funded its operations to date primarily through equity financing and through grants from the Israel Innovation Authority of the Ministry of Economy and Industry (the "NATI") (formerly the Office of the Chief Scientist of the Ministry of Economy and Industry (the "OCS)).

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

B.
Going concern and management plans (cont.)

To meet its capital needs, the Company is considering multiple alternatives, including, but not limited to, additional equity financings and other funding transactions. While the Company has been successful in raising financing in the past, there can be no assurance that it will be able to do so in the future on a timely basis on terms acceptable to the Company, or at all. Uncertain market conditions and approval by regulatory bodies and adverse results from clinical trials may (among other reasons) adversely impact the Company's ability to raise capital in the future.

Management expects that the Company will continue to generate losses from the development, clinical development and regulatory activities of the C-Scan system, which will result in a negative cash flow from operating activity. The Company believes that current cash on hand will be sufficient to fund operations into June 2018. This has led management to conclude that substantial doubt about the Company's ability to continue as a going concern exists. In the event the Company is unable to successfully raise additional capital during or before the end of the second quarter of 2018, the Company will not have sufficient cash flows and liquidity to finance its business operations as currently contemplated. Accordingly, in such circumstances the Company would be compelled to immediately reduce general and administrative expenses and delay research and development projects and clinical trials, until it is able to obtain sufficient financing. If such sufficient financing is not received timely, the Company would then need to pursue a plan to license or sell its assets, seek to be acquired by another entity, cease operations and/or seek bankruptcy protection. The Company's losses and additional funds needed, raises substantial doubt about its ability to continue as a going concern. The Company's consolidated financial statements do not reflect any adjustments that might result from the outcome of this uncertainty.

C.
Reverse share splits

Effective April 4, 2018, the Company's Board of Directors effected a reverse share split of 1-for-12 (i.e. 12 ordinary shares were combined into one ordinary share) (“Reverse Share Split”), in accordance with the approval of the Company's shareholders at an extraordinary general meeting of shareholders held on April 2, 2018. All references in the financial statements and notes to the number of shares, price per share and weighted average number of shares outstanding of our  ordinary shares prior to the Reverse Share Split have been adjusted to reflect the Reverse Share Split on a retroactive basis unless otherwise noted.

D.
Conversion of preferred shares and preferred share warrants

Effective immediately prior to the consummation of the IPO, each and every class and series of the Company's authorized and outstanding preferred shares converted, on a 1:1 basis, into ordinary shares, par value NIS 0.01 per share, of the Company (the "Pre- Splits Ordinary Shares") and all outstanding preferred share warrants converted, on a 1:1 basis, into warrants to purchase Pre-Split Ordinary Shares, in accordance with the approval of the Company's shareholders at a meeting held on January 15, 2015.

Accordingly, immediately prior to the consummation of the IPO, on February 24, 2015, 361,584 preferred shares were converted into 361,584 Post-Split Ordinary Shares and 79,000 warrants to purchase preferred shares were converted into 79,000 warrants to purchase Pre-Splits Ordinary Shares. Therefore, since immediately prior to the consummation of the IPO and as of the date hereof, the Company's share capital is comprised solely of ordinary shares and options and warrants to purchase ordinary shares.

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

Management judgment, in setting the dollar as the Company's functional currency, is based mainly on the following criteria: The Company's budget and other Company internal reports, including reports to the Company's Board of Directors and investors, are presented in dollars. Management uses these reports in order to make decisions for the Company. All of the Company's equity and debt financings were in dollars; and it is expected that a significant portion of the Company's future revenue will be in dollars. The financial statements are presented in dollars, which is the functional currency of the Company.

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

D.
Cash and cash equivalents and restricted cash

Cash and cash equivalents includes cash in hand, short–term deposits in banks and short-term highly liquid investment with an original maturity of up to three months, with a high level of liquidity that may be easily converted to known amounts of cash, and that are exposed to insignificant risk of change in value. The Company had no restricted cash balance as of December 31, 2017 and 2016.

E.
Short-term bank deposit

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The short–term bank deposits are presented at their cost, including accrued interest, which approximates fair value. As of December 31, 2017, the Company's did not have any short–term bank deposit.

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

H.
Impairment of long-lived assets

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360-10 "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets (or asset group) to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2017, 2016 and 2015, no impairment losses were recorded.

I.
Research and development costs

Research and development costs are expensed as incurred and consist primarily of costs for personnel, subcontractors and consultants (mainly in connection with clinical trials) and materials for research and development and clinical activities. Grants received by the Company from the IIA and from Israel-United States Binational Industrial Research and Development Foundation (the "BIRD Foundation") are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and applied as a deduction from research and development expenses. Such grants are included as a deduction of research and development costs (since at the time received the Company expects to generate sales from these projects and pay the royalties resulting from such sales).

See Note 8B(1) below regarding the offset of grants received for participation in research and development expenses.

J.
Warrants to purchase preferred shares

The Company accounts for freestanding warrants to purchase its preferred shares as a liability on the balance sheets at fair value. The warrants to purchase preferred shares are recorded as a liability as they include anti-dilution protection provision requiring a reduction in original exercise price as a result of subsequent issuance below the original exercise price. The warrants are subject to re-measurement to fair value at each balance sheet date and any change in fair value is recognized as a component of financial income (expense), net, in the statements of operations. The Company must adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, or the conversion of convertible preferred shares into ordinary shares Immediately prior to the consummation of the Company's IPO in February 2015, all of the remaining warrants to purchase preferred shares were converted to warrants to purchase ordinary shares, without the anti-dilution protection provision and the warrants were reclassified into equity at their current fair value (see Note 9).

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

K.
Fair value measurement

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value. If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation. The three-tiers are defined as follows:

· Level 1. Observable inputs based on unadjusted quoted prices in active markets for identical assets or liabilities;

· Level 2. Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

· Level 3. Unobservable inputs for which there is little or no market data requiring the Company to develop its own assumptions.

L.
Contingent liabilities

The Company accounts for its contingent liabilities in accordance with ASC No. 450, "Contingencies". A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2017, and 2016, the Company is not a party to any ligation that could have a material adverse effect on the Company's business, financial position, results of operations or cash flows (see Note 8).

M.
Share-based compensation

The Company recognizes expense for its share-based compensation based on the fair value of the awards that are granted. The Company’s share-based compensation plans provide for the award of stock options and restricted stock units. In accordance with ASC 718-10 "Compensation-Stock Compensation", the Company estimates the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statement of operations.

The Company recognizes compensation expenses for the value of its awards granted based on the graded-vesting method over the requisite service period for each separately vesting portion of the award. Accounting Standards Update (“ASU”) 2016-09, Compensation-Stock Compensation (Topic 718) allows companies to account for forfeitures when they occur.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2   -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.
Share-based compensation (Cont.)

The Company selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for its share-based awards. The option-pricing model requires a number of assumptions, of which the most significant are the fair market value of the underlying ordinary shares, expected share price volatility and the expected option term. Expected volatility was calculated based upon certain peer companies that the Company considered to be comparable. The expected option term represents the period of time that options granted are expected to be outstanding. The expected option term is determined based on the simplified method in accordance with Staff Accounting Bulletin No. 110, as adequate historical experience is not available to provide a reasonable estimate. The simplified method will continue to apply until enough historical experience is available to provide a reasonable estimate of the expected term. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

Prior to the Company's IPO, the fair value of the ordinary shares underlying the share options was determined based on recent equity investment rounds and fair value by the Company's management and approved by the Company's Board of Directors.

After the IPO and until March 18, 2015, the date the units issued by the Company in the IPO were separated into one ordinary share and one-half of a series A warrant to purchase one ordinary share, the units ceased to exist and the ordinary shares began trading on the NASDAQ Capital Market ("Unit Separation Date"), the fair value of the ordinary shares underlying the share options was derived by reference to the closing price  of the Company's unit on the NASDAQ Capital Market on the relevant date using relative fair value for each component in the unit.

After the Unit Separation Date, the grant date fair value for share-options awards is based on the closing price of the ordinary shares on the NASDAQ Capital Market on the date of grant and fair value for all other purposes related to share-options awards is the closing price of the Company's ordinary shares on the NASDAQ Capital Market on the relevant date.

The fair value for options granted in 2017, 2016 and 2015 is estimated at the date of grant using a Black-Scholes-Merton option-pricing model.

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

In accordance with ASC 740, the Company reflects in the financial statements the benefit of positions taken in a previously filed tax return or expected to be taken in a future tax return only when it is considered 'more-likely-than-not' that the position taken will be sustained by a taxing authority. As of December 31, 2017, and 2016, the Company had no unrecognized income tax positions and accordingly, there is no impact on the Company's effective income tax rate associated with these items.

O.
New accounting pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02 “Leases (Topic 842)”, which primarily changes the accounting for operating leases by requiring recognition of lease right-of-use assets and lease liabilities. The amendments are effective January 1, 2019, and for interim periods within that year, with early adoption permitted. The Company is evaluating the effect of ASU 2016-02 on its consolidated financial statements, but it does not expect it will have a material impact on its financial results.

In May 2017, the FASB issued ASU 2017-09, which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. The guidance is effective beginning in the first quarter of fiscal year 2018. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, which targets improvements to accounting for hedging activities and amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. The guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 3   -   PREPAID EXPENSES AND OTHER CURRENT ASSETS

Composition:

	December 31,
	2 0 1 7	2 0 1 6

Government institutions	89	69
Prepaid expenses	261	117
Deposits	55	56
Other assets	1	-
	406	242

NOTE 4   -   PROPERTY AND EQUIPMENT, NET

Composition:

	December 31,
	2 0 1 7	2 0 1 6
Cost: (1)
Office furniture and equipment	157	115
Laboratory equipment	626	426
Computers and auxiliary equipment	339	335
	1,122	876
Accumulated depreciation (2)	619	462
Property and equipment, net	503	414

Depreciation expenses amounted to $157, $130 and $92 for the years ended December 31, 2017, 2016 and 2015, respectively.

(1)	Includes disposals amounted to $173 in the year ended December 31, 2016. In the years ended December 31, 2017 and 2015 there were no disposals.

(2)	Includes disposals amounted to $173 in the year ended December 31, 2016. In the years ended December 31, 2017 and 2015 there were no disposals.

NOTE 5   -   SHORT TERM LOANS

On January 4, 2015, the Company entered into a credit line agreement with Bank Leumi pursuant to which it was entitled to obtain a credit line in the principal amount of up to $1,000 ("the Bank Leumi Credit Facility"). The Bank Leumi Credit Facility was required to be repaid in full by the Company no later than April 1, 2015 and Bank Leumi's consent was required for early repayment. The drawn portion of the Bank Leumi Credit Facility bore interest at an annual rate of LIBOR plus 5.25% on the basis of a 365-day year, until paid in full. The Company drew the entire $1,000 Bank Leumi Credit Facility. The Company paid Bank Leumi a facility fee of $20 in connection with the facility. To secure the repayment of the Bank Leumi Credit Facility, the Company granted Bank Leumi (i) a first ranking fixed charge over the Company's goodwill; and (ii) a first ranking floating charge over all of the assets and rights of any type whatsoever, which the Company now has or may acquire in the future, subject to the rights of the IIA (formerly the OCS) and the BIRD Foundation and the rights under existing and future liens in favor of the First Intentional Bank of Israel Ltd. securing debt or indentures of up to an aggregate amount of $100. On March 16, 2015, the Company repaid all amounts outstanding under the Bank Leumi Credit Facility with the proceeds of the IPO and concurrent Private Placement.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 6   -   EMPLOYEE BENEFITS AND PAYROLL ACCRUALS

A.	Composition:

	December 31,
	2 0 1 7	2 0 1 6
Short-term employee benefits:
Benefits for vacation and recreation pay	235	210
Liability for payroll, bonuses and wages	367	518
	602	728

B.
Post-employment benefits

Pursuant to Israel's Severance Pay Law, 1963, Israeli employees are entitled to severance pay equal to one month's salary for each year of employment, or a portion thereof. All of the Company's employees elected to be included under Section 14 of the Severance Pay Law, 1963 ("Section 14"). According to Section 14, employees are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with Section 14 release the Company from any future severance payments (under the above Israeli Severance Pay Law) in respect of those employees; therefore, related assets and liabilities are not presented in the balance sheet.

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

The Israeli corporate tax rate was 26.5% in the year 2015, 25% in year 2016 and 24% in year 2017. Future tax rates will be 23% from year 2018 onwards.

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

2.          The Law for the Encouragement of Capital Investments, 1959 (the "Investments Law") (Cont.)

c)           Amendment of the Law for the Encouragement of Capital Investments, 1959 (Cont.)

On December 22, 2016, the Knesset approved the 2017-2018 State budget, which includes amendment number 73 to the law for the Encouragement of Capital Investments. The amendment includes:

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

4)	Updating the definitions of preferred income, preferred enterprise etc.

3)	In accordance with the Income Tax Ordinance, as of December 31, 2017, all of Check-Cap Ltd.'s tax assessments through tax year 2012 are considered final.

4)
The Company recorded $6 and $8 current taxes for the years ended December 31, 2017 and 2016. The Company did not record current taxes for the year ended December 31, 2015, since it had no taxable income during this year.

5)	The net operating loss ("NOL") carry-forward of the Company equals to approximately $54.5 million.

B.	Check-Cap U.S. Inc.

1.	Check-Cap U.S. Inc. is taxed according to U.S. tax laws.

2.	There are no NOL carry-forward of Check-Cap U.S. Inc.

In December 2017, the Tax Cut and Jobs Act (the “Act”) was signed into law, which enacts significant changes to U.S. federal corporate tax and related laws. Some of the provisions of the Act affecting corporations include, but are not limited to: (i) a reduction of the U.S. federal corporate income tax rate from 35% to 21%; (ii) limiting the interest expense deduction; (iii) expensing of cost of acquired qualified property; and (iv) elimination of the domestic production activities deduction. The Company is currently evaluating the impact the Act will have on the future financial condition and results of operations and believe the Act will have a beneficial positive net impact. The Act did not have an effect on the financial results and position of the Company.

C.	Deferred income taxes

In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. Based on the Company's history of losses, the Company established a full valuation allowance.

	December 31,
	2 0 1 7	2 0 1 6

Carry forward tax losses	13,083	7,735
Less valuation allowance	(13,083)	(7,735)
	-	-

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 7   -   INCOME TAXES (Cont.)

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

The Company has a liability to pay royalties for the development of an ASIC component which is used as an amplifier for the capture of signals at low frequencies from X-ray detectors contained in the capsule. The institution that developed the ASIC is entitled to receive royalties from the Company in the amount of € 0.5 ($0.60) for every ASIC component that the Company will sell, capped at € 200 (approximately $240). This royalty is considered as a liability.

The royalties' liability is calculated based on estimated future sales generated by products which include the ASIC component. As of December 31, 2017, the Company believes that it will be required to pay the above mentioned royalties, and accordingly, recorded, as of December 31, 2017, a provision in a total amount of $127.

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

As part of the reorganization, the Company committed to reimburse the unit holders of the Predecessor Entity for any tax burdens that may be imposed on them due to the reorganization. The reimbursement liability is calculated assuming deemed royalties are paid to the U.S. unit holders of the Predecessor Entity under Section 367(d) of the Internal Revenue Code of 1986, as amended and is based in part on the forecasted sales of the Company. The contingent liability was calculated using the expected cash outflows discounted using a discount factor commensurate with the risk of the Company. Any updates in the expected cash outflows and the liability will be charged to earnings. As of December 31, 2017, the balance of the reimbursement liability totaled $312.

	December 31,
	2 0 1 7	2 0 1 6

Royalties to an ASIC designer	127	139
Reimbursement liability to Predecessor Entity's unit holders	312	382
	439	521

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 8   -   COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.	Commitments

(1)	Royalties

The Company's research and development efforts are financed, in part, through funding from the IIA (formerly the OCS) and the BIRD Foundation. Since the Company's inception through December 31, 2017, the Company received funding from the IIA and the BIRD Foundation in the total amount of $5.3 million and $115, respectively.

According to the terms of applicable law as currently in effect and the grants, the IIA is entitled to royalties equal to 3-5% (or at an increased rate under certain circumstances) of the revenues from sales of products and services based on technology developed using IIA grants, up to the full principal amount (which may be increased under certain circumstances) of the U.S. Dollar-linked value of the grants, plus interest at the rate of 12-month LIBOR. The obligation to pay these royalties is contingent on actual sales of the applicable products and services and in the absence of such sales, no payment is required. As of December 31, 2017, the Company had not paid any royalties to the IIA and had a contingent obligation to the IIA in the amount of $5.6 million.

On July 13, 2014, the Company entered into a Cooperation and Project Funding Agreement with the BIRD Foundation and Synergy, pursuant to which the BIRD Foundation agreed to award a grant to Synergy and the Company in the maximum amount of the lesser of (i) $900; and (ii) 50% of the actual expenditures for the funding of a project entitled "Collection & Analysis of Gastrointestinal Images for Diagnostic Adenomatic Polyps and Colorectal Cancer." The development work was to be performed over a 24-month period by Synergy (or a subcontractor on its behalf) and the Company.

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

As of December 31, 2016, the Company had received funding from the BIRD Foundation in the aggregate amount of approximately $127. Based on the aggregate expenses that the Company incurred for such project, we refunded to the BIRD Foundation an amount of approximately $12. The Company shall not be receiving additional funding from the BIRD Foundation for the project, which is no longer active. As of December 31, 2017, we had not paid any royalties to the BIRD Foundation and had a contingent obligation to the BIRD foundation in the amount of $125.

(2)	Rental agreement

The Company leases approximately 900 square meters at a facility located in Isfiya, Israel under a lease agreement expiring on May 31, 2022. The Company has the right to terminate the agreement at any time, upon as least 60 days prior written notice. The rental expenses recorded by the Company for the years ended December 31, 2017, 2016 and 2015 were $83, $78 and $67, respectively.

(3)	Agreements for brokerage services

See Note 10C(2)(d).

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 8   -   COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.	Commitments (Cont.)

(4)	Vehicle lease and maintenance agreements

The Company entered into several 32-36 months lease and maintenance agreements for vehicles, which are regularly amended as new vehicles are leased. The current monthly lease fees is approximately $18. The expected lease payments for the years ending December 31, 2018, 2019 and 2020 are approximately $160, $112 and $25, respectively.

Operating lease obligations as of December 31, 2017:

Lease agreement for vehicles	37
Lease agreement for office facilities lease	14
51

C.	Legal

As of the date of the financial statements, the Company has not been and is not a party to any pending litigation.

NOTE 9   -   FAIR VALUE MEASUREMENTS

Financial instruments consist of cash and cash equivalents, accounts receivable and payable, and other current liabilities. The carrying amounts of cash and cash equivalents, accounts receivable and payable, and other current liabilities approximate their respective fair values because of the short-term nature of those instruments.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10  -  SHAREHOLDERS' EQUITY

A.	All share and per share amounts in the financial statements have been adjusted to reflect the Reverse Share Split.

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

a.
On May 11, 2010, the Company issued, free of charge, to all of its shareholders (except for certain ordinary shareholders), warrants to purchase an aggregate of 32,174 ordinary shares (hereafter- "Anti-dilution Warrants"). The Anti-dilution Warrants were issued in order to prevent the dilution of the holdings of such Company shareholders due to certain options granted to the Company's CEO (hereafter- "CEO options"). The Anti-dilution Warrants were subject to automatic exercise, without consideration (unless the holder thereof objected to such exercise), upon the exercise by the Company's CEO of the CEO Options. The fair value of the Anti-dilution Warrants on the grant date was immaterial. Anti-dilution warrants to purchase 56 and 17,149 ordinary shares were exercised during the years ended December 31, 2016 and 2015, respectively. No such warrants were exercised during the year ended December 31, 2017. As of December 31, 2017 and December 31, 2016, 14,969 Anti-dilution Warrants were outstanding.

b.
On February 24, 2015, the Company consummated an IPO in the U.S. of 166,667 units at a public offering price of $72 per unit, before underwriting discounts and offering expenses. Each unit consisted of one ordinary share and one-half of a Series A Warrant to purchase one ordinary share. Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants. Each whole Series A Warrant entitles the holder to purchase one ordinary share at an exercise price of $90. Upon vesting, each Long Term Incentive Warrant entitles the holder to purchase one ordinary share at an exercise price of $82.80.

The Company granted the underwriters a 45-day over-allotment option to purchase up to 25,000 additional units (together with an accompanying 37,500 Long Term Incentive Warrants). The option to purchase additional 8,334 units was partially exercised on March 6, 2015. The units were separated into one ordinary share and one-half of a Series A Warrant to purchase one ordinary share on March 18, 2015, and the units ceased to exist as of such date. On April 6, 2015, the option to purchase additional 12,500 ordinary shares and 6,250 Series A Warrants was partially exercised. The Company received net proceeds from the IPO and partial exercise of the over-allotment option of approximately $10.8 million (net of issuance cost of approximately $2.9 million, including certain warrants with a value of $196 issued in connection with the IPO).

c.	Immediately prior to the consummation of the IPO, certain members of the Company's management exercised options to purchase 25,624 ordinary shares granted to them under the 2006 Unit Option Plan.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10   -   SHAREHOLDERS' EQUITY (Cont.)

d.
On August 20, 2014, the Company entered into a certain credit line agreement, pursuant to which it obtained a credit line in an aggregate principal amount of $12 million from certain lenders and existing shareholders (the "Lenders").  The credit line amount was deposited in an escrow account at the closing, which was consummated on October 14, 2014. The Company issued to each Lender at closing a warrant (collectively, the "Credit Line Warrants"), to purchase a number of the Company's ordinary shares constituting 2% of its share capital on a fully diluted basis (assuming conversion of all of the Company's convertible securities into ordinary shares at a 1:1 conversion rate) as of the closing for each $1 million (or portion thereof) extended by such Lender.  The Company issued Credit Line Warrants ("CLA Warrants") to purchase in the aggregate 221,556 of its ordinary shares.  The CLA Warrants are exercisable for a period of ten years at an exercise price of NIS 2.40 per share, and may be exercised on a net issuance basis.

Under the terms of the credit line agreement, the Company directed that the entire credit line amount (that was in escrow) be invested in the Private Placement, consummated simultaneously with the consummation of the IPO on February 24, 2015. The Company issued to the Lenders 166,667 units at a price of $72 per unit, before issuance cost. Each unit consisted of one ordinary share and one-half of a Series A Warrant to purchase one ordinary share. Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants. Each whole Series A Warrant entitles the holder to purchase one ordinary share at an exercise price of $90. Upon vesting, each Long Term Incentive Warrant entitles the holder to purchase one ordinary share at an exercise price of $82.80. The Company received net proceeds from the Private Placement of approximately $10.9 million (net of issuance cost of approximately $1.2 million, including certain warrants with a value of $125 issued in connection with the Private Placement).

Upon the closing of the Private Placement, the Company issued to certain finders engaged by the Company in connection with the credit line agreement warrants to purchase 5,837 ordinary shares, with an exercise price of $60.72 per share and exercisable until the end of two years from grant date, and warrants to purchase 1,430 ordinary shares, with an exercise price of NIS 2.40 ($0.60) per share and exercisable until the end of two years from grant date (“Finders Warrants”). These grants were accounted for as a deduction of equity. In addition, the brokerage services providers received $0.9 million in cash commission. Finders Warrants to purchase 1,396 ordinary shares were exercised during the year ended December 31, 2017. The remaining 5,871 Finders Warrants were expired during the year ended December 31, 2017.

e.
During the years ended December 31, 2016 and 2015 certain Private Placement investors exercised CLA Warrants to purchase an aggregate 9,231 and 47,449 ordinary shares at a price per share equal to NIS 2.40 ($0.60), respectively. No such warrants were exercised during the year ended December 31, 2017.

During the years ended December 31, 2017, 2016 and 2015, certain Private Placement investors exercised CLA Warrants to purchase an aggregate 9,912, 34,508 and 82,348 ordinary shares, respectively, on a cashless basis, which resulted in the expiration of 243, 761 and 2,022 CLA Warrants, respectively. As of December 31, 2017 and 2016, 35,082 and 45,237 CLA Warrants were outstanding, respectively.

f.
Upon the closing of the IPO, the Company issued warrants to purchase 8,334 ordinary shares at an exercise price of $90 to the IPO lead underwriter and warrants to purchase 1,250 ordinary shares at an exercise price of $60.72 to the Company's U.S. legal counsel.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10   -   SHAREHOLDERS' EQUITY (Cont.)

g .
On June 24, 2015, the Company entered into Amendment No. 1 to the Warrant Agreement, dated June 24, 2015, between the Company and American Stock Transfer & Trust Company LLC, as Warrant Agent, to extend the Registration Due Date to the date which is 180 days following the date of closing of the Company's initial public offering (i.e., August 23, 2015) in order to allow the shareholders who were the original purchasers of IPO Units additional time to become the direct registered owners of the ordinary shares underlying the IPO Units. As of December 31, 2017 and December 31, 2016, 378,047 and 388,980 Long Term Incentive Warrants were outstanding, respectively.

h.
On August 11, 2016, the Company consummated a registered direct offering of 53,635 ordinary shares at a price of $22.80 per share and pre-funded warrants to purchase 209,524 ordinary shares at a purchase price of $22.20 per pre-funded warrant. The pre-funded warrants have an exercise price of $0.60 per share, subject to certain adjustments and will expire on August 11, 2023, unless otherwise extended in accordance with the terms of the pre-funded warrants.  The Company received gross proceeds from the August registered direct offering of approximately $5.9 million (including proceeds from the exercise of 47,917 pre-funded warrants at the closing of the offering).
As of December 31, 2016, additional pre-funded warrants to purchase an aggregate 137,441 ordinary shares had been exercised, for additional proceeds of $82.5.

On January 23, 2017, the remaining pre-funded warrants to purchase 24,167 ordinary shares were exercised, for additional proceeds of $14.5.

As of December 31, 2016, 24,167 pre-funded warrants were outstanding.
As of December 31, 2017, there were no outstanding pre-funded warrants.

i.
On June 2, 2017, the Company consummated a registered direct offering of 112,460 ordinary shares at a price of $24.00 per share and a simultaneous private placement of one-year warrants to purchase 112,460 ordinary shares at an exercise price of $25.50 per share immediately exercisable. The Company received gross proceeds from the June registered direct offering of approximately $2.69 million. As of December 31, 2017, all the warrants issued in this offering were outstanding.

j.
On November 22, 2017, the Company consummated a registered direct offering of 189,387 ordinary shares at a price of $13.20 per share and a simultaneous private placement of five-year warrants to purchase 142,042 ordinary shares at an exercise price of $15 per share immediately exercisable. The Company received gross proceeds from the November registered direct offering of approximately $2.5 million. As of December 31, 2017, all the warrants issued in this offering were outstanding.

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

2.
On January 15, 2015, the Board of Directors resolved to increase the number of ordinary shares by 4% of the Company's fully-diluted share capital (including the option pool) immediately following the consummation of the IPO. As a result, the number of the Company's ordinary shares reserved for issuance under the 2006 Plan increased by 80,646.

3.	On April 6, 2015, the Company's Board of Directors resolved to increase the number of ordinary shares of the Company's reserved for issuance under the 2006 Plan by 143,212 shares.

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

B.	Details of share-based grants made by the Company

The following tables presents the grant dates, number of underlying shares and related exercise prices of awards granted to employees and non-employees during the years 2017, 2016 and 2015 as well as the estimated fair value of the underlying ordinary shares on the grant date:

Grant date	No. of options	Expiration date	Exercise price	Fair value on grant date
February 24, 2015 (2)	25,205	February 24, 2025	$60.72	$32.76
March 15, 2015 (3)	5,041	March 15, 2025	$60.96	$32.52
May 19, 2015 (4)	43,636	May 19, 2025	$54.84	$30.00
June 1, 2015 (5)	4,033	June 1, 2025	$60.72	$33.60
June 3, 2015 (6)	15,763	June 3, 2025	$52.20	$31.20
August 13, 2015 (7)	27,064	August 13, 2025	$44.16	$21.60
August 13, 2015 (8)	35,417	August 13, 2025	$44.16	$22.20
October 20, 2015 (9)	3,201	October 20, 2025	$33.48	$20.64
February 29, 2016 (10)	1,642	March 1, 2026	$28.44	$24.12
May 4, 2016 (11)	7,608	May 4, 2026	$34.68	$17.40
August 4, 2016 (12)	404	August 4, 2026	$15.36	$20.40
October 31, 2016 (13)	202	October 31, 2026	$23.64	$15.84
February 27, 2017 (14)	1,964	February 27, 2027	$27.96	$14.40
May 9, 2017 (15)	1,580	May 9, 2027	$25.86	$12.96
June 22, 2017 (16)	5,041	June 22, 2027	$22.32	$12.60
August 3, 2017 (17)	404	August 3, 2027	$22.36	$12.36
November 2, 2017 (18)	853	November 2, 2027	$20.76	$8.16

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11 -  SHARE-BASED COMPENSATION (Cont.)

B.	Details of share-based grants made by the Company (Cont.)

Grant date	No. of RSUs	Expiration date
February 27, 2017 (19)	7,457	February 27, 2027
June 22, 2017 (20)	17,448	June 22, 2027
August 3, 2017 (21)	24,951	August 3, 2027

Grant date	No. of warrants	Expiration date	Exercise price		Fair value on grant date
February 18, 2015	8,334	February 18, 2019	$90.00		$19.44
February 24, 2015	1,250	February 24, 2019	$60.72		$27.00
Various dates in 2015 (1)	7,267	Various dates in 2017	(**	)	$17.16

(*)  See Note 11B(1)
(**) See Note 11B(4)

1.
Certain finders engaged by the Company were entitled, according to the terms of their respective engagements with the Company, to be issued warrants to purchase ordinary shares upon and subject to the closing of the Private Placement pursuant to the credit line agreement dated August 20, 2014, as amended. On April 6, 2015, the Company's Board of Directors approved the grant to certain finders of warrants to purchase an aggregate 5,837 ordinary shares, at an exercise price of $60.72 per share. On October 20, 2015, the Company's Board of Directors approved the grant to certain finders of additional warrants to purchase an aggregate 1,430 ordinary shares, at an exercise price of NIS 2.40 per share. The warrants included in the two grants were fully (100%) vested on grant date. The compensation payment was based on the fair value on the grant date, and was estimated at approximately $125. This amount is charged to shareholders' equity as Private Placement issuance cost.

2.
On January 15, 2015, the Company's shareholders approved the grant of options to certain members of the Company's Board of Directors to purchase an aggregate 25,205 ordinary shares, at an exercise price equal to the effective price per share of the ordinary shares underlying the units sold to the public in the IPO. Following the IPO the effective exercise price was determined at $60.72 per share. The options vested over a period of three years commencing on the date of grant in quarterly installments. The compensation expense was based on the fair value on the grant date, and was estimated at approximately $826. This amount is charged to statement of operations over the vesting periods.

3.
On April 6, 2015, the Company's shareholders approved the grant of options to purchase 5,041 ordinary shares, at an exercise price of $60.96, to a member of the Company's Board of Directors. The options vest over a period of three years commencing on the date of grant in quarterly installments. The compensation expense was based on the fair value on the grant date, and was estimated at approximately $164. This amount is charged to statement of operations over the vesting periods.

4.
On May 19, 2015, the Company's shareholders approved the grant of options to purchase an aggregate 38,595 ordinary shares, at an exercise price of $54.84, to Mr. William (Bill) Densel, who served as the Company's president of U.S. operations at the time.  Mr. Densel was subsequently appointed to serve as the Company's CEO, in which position he served from August 2015 through February 26, 2018. The terms of the options provided that they shall vest over a period of four years commencing on the date of grant, such that 25% of the options vested on the first anniversary of the date of grant and thereafter, the remaining options vested in monthly installments until Mr. Densel’s employment with the Company ended on February 26, 2018.

In addition, the Company's shareholders approved the grant of options to purchase 5,041 ordinary shares, at an exercise price of $54.84, to a member of the Company's Board of Director. The options shall vest over a period of three years commencing on the date of grant in quarterly installments.

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

5.
On February 12, 2015, the Company's shareholders approved the grant of options to purchase 4,033 ordinary shares, at an exercise price of $60.72, to a member of the Company's Board of Directors, in consideration for certain business development services in Asia under a consulting agreement. The options vested over a period of three years commencing on the date of grant in quarterly installments. The compensation expense was based on the fair value on the grant date, and was estimated at approximately $136. This amount is charged to statement of operations over the vesting periods.

6.
On June 3, 2015, the Company's Board of Directors approved the grant of options to purchase an aggregate 15,763 ordinary shares, at an exercise price of $52.20, to employees and consultants of the Company The compensation expense was based on the fair value on the grant date, and was estimated at approximately $491. This amount is charged to statement of operations over the vesting periods.

7.
On August 13, 2015, the Company's Board of Directors approved the grant of options to purchase 27,064 ordinary shares to Mr. Densel, who served as its CEO at such time, at an exercise price of $44.16. The terms of the options provided that they shall vest over a period of four years commencing on the date of grant, such that 25% of the options vested on the first anniversary of the date of grant and thereafter, the remaining options vested in monthly installments until Mr. Densel’s employment with the Company ended on February 26, 2018. The compensation expense was based on the fair value on the grant date, and was estimated at approximately $586. This amount is charged to statement of operations over the vesting periods.

8.
On August 13, 2015, the Company's Board of Directors approved the grant of options to purchase up to 35,417 ordinary shares to Mr. Densel, who served as its CEO at such time, at an exercise price of $44.16. The terms of the options provided that they shall vest over a period of four years commencing on the date of grant, such that on each of the four anniversaries after the date of grant a number of options would vest and become exercisable calculated as follows: (a) 35,417 multiplied by a quotient equal to the aggregate number of our Series A Warrants and Long Term Incentive Warrants that have been exercised prior to the applicable anniversary measurement date (to be adjusted to reflect any stock splits, reverse splits, bonus shares and the like) divided by 708,334, less (b) the aggregate number of such options that vested prior to such vesting measurement date, provided that in no event shall more than 8,855 of such options vest during any 12-month period of his employment (to be accumulated on a `carry-forward` basis). The compensation expense was based on the fair value on the grant date, and was estimated at approximately $ 700. No expenses were recorded during the years ended December 31, 2017, 2016 and 2015.

9.
On October 20, 2015, the Company's Board of Directors approved the grant of options to purchase an aggregate 3,201 ordinary shares to certain of the Company's employees at an exercise price of $33.48. The options vest over a period of four years commencing on the date of grant, such that 25% of the options vested on the first anniversary of the date of grant and thereafter, the remaining options vest in quarterly installments. The compensation expense was based on the fair value on the grant date, and was estimated at approximately $58. This amount is charged to statement of operations over the vesting periods.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11   -   SHARE-BASED COMPENSATION (Cont.)

B.	Details of share-based grants made by the Company (Cont.)

10.
On February 29, 2016, the Company's Board of Directors approved the grant of options to purchase an aggregate 1,642 ordinary shares to certain of the Company's employees and service providers at an exercise price of $28.44. The options vest over a period of four years commencing on the date of grant, such that 25% of the options vested on the first anniversary of the date of grant and thereafter, the remaining options vest in quarterly installments. The compensation expense was based on the fair value on the grant date, and was estimated at approximately $40. This amount is charged to statement of operations over the vesting periods.

11.
On May 4, 2016, the Company's Board of Directors approved the grant of options to purchase an aggregate 7,608 ordinary shares to certain of the Company's employees at an exercise price of $34.68. The options vest over a period of four years commencing on the date of grant, such that 25% of the options vested on the first anniversary of the date of grant and thereafter, the remaining options vest in quarterly installments. The compensation expense was based on the fair value on the grant date, and was estimated at approximately $132. This amount is charged to statement of operations over the vesting periods.

12.
On August 4, 2016, the Company's Board of Directors approved the grant of options to purchase 404 ordinary shares to certain of the Company's employees at an exercise price of $15.36. The options vest over a period of four years commencing on the date of grant, such that 25% of the options vested on the first anniversary of the date of grant and thereafter, the remaining options vest in quarterly installments. The compensation expense was based on the fair value on the grant date, and was estimated at approximately $8. This amount is charged to statement of operations over the vesting periods.

13.
On October 31, 2016, the Company's Board of Directors approved the grant of options to purchase 202 ordinary shares to certain of the Company's employees at an exercise price of $23.64. The options vest over a period of four years commencing on the date of grant, such that 25% of the options vested on the first anniversary of the date of grant and thereafter, the remaining options vest in quarterly installments. The compensation expense was based on the fair value on the grant date, and was estimated at approximately $3. This amount is charged to statement of operations over the vesting periods.

14.
On February 27, 2017, the Company's Board of Directors approved the grant of options to purchase 1,964 ordinary shares to certain of the Company's employees at an exercise price of $27.96. The options vest over a period of four years commencing on the date of grant, such that 25% of the options shall vested on the first anniversary of the date of grant and thereafter, the remaining options vest in quarterly installments. The compensation expense was based on the fair value on the grant date, and was estimated at approximately $28. This amount is charged to statement of operations over the vesting periods.

15.
On May 9, 2017, the Company's Board of Directors approved the grant of options to purchase 1,580 ordinary shares to certain of the Company's employees at an exercise price of $25.86. The options vest over a period of four years commencing on the date of grant, such that 25% of the options shall vest on the first anniversary of the date of grant and thereafter, the remaining options will vest in quarterly installments. The compensation expense was based on the fair value on the grant date, and was estimated at approximately $20. This amount is charged to statement of operations over the vesting periods.

16.
On June 22, 2017, the Company's shareholders approved the grant of options to purchase 5,041 ordinary shares, at an exercise price of $22.32, to a member of the Company's Board of Directors. The options vest over a period of three years commencing on the date of grant in quarterly installments. The compensation expense was based on the fair value on the grant date, and was estimated at approximately $64. This amount is charged to statement of operations over the vesting periods.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11  -  SHARE-BASED COMPENSATION (Cont.)

B.	Details of share-based grants made by the Company (Cont.)

17.
On August 3, 2017, the Company's Board of Directors approved the grant of options to purchase 404 ordinary shares to certain of the Company's employees at an exercise price of $22.36. The options vest over a period of four years commencing on the date of grant, such that 25% of the options shall vest on the first anniversary of the date of grant and thereafter, the remaining options will vest in quarterly installments. The compensation expense was based on the fair value on the grant date, and was estimated at approximately $5. This amount is charged to statement of operations over the vesting periods.

18.
On November 2, 2017, the Company's Board of Directors approved the grant of options to purchase 853 ordinary shares to certain of the Company's employees at an exercise price of $20.76. The options shall vest over a period of four years commencing on the date of grant, such that 25% of the options shall vest on the first anniversary of the date of grant and thereafter, the remaining options will vest in quarterly installments. The compensation expense was based on the fair value on the grant date, and was estimated at approximately $7. This amount is charged to statement of operations over the vesting periods.

19.
On February 27, 2017, the Company's Board of Directors approved the grant of 7,457 restricted stock units (“RSUs”) to certain of the Company's employees. The RSUs vest over a period of four years commencing on the date of grant, such that 25% of the RSUs vested on the first anniversary of the date of grant and thereafter, the remaining RSUs vest in quarterly installments. The compensation expense was based on the fair value on the grant date, and was estimated at approximately $197. This amount is charged to statement of operations over the vesting periods.

20.
On June 22, 2017, the Company's shareholders approved the awarded of 11,302 and 6,146 RSUs to the Mr. Densel, who served as the Company’s CEO at such time, and to certain members of the Company's Board of Directors, respectively. The terms of the RSUs awarded to the Company’s former CEO provided that they shall vest over a period of four years commencing on the date of grant, such that 25% of the RSUs shall vest on the first anniversary of the date of grant and thereafter, the remaining RSUs will vest in quarterly installments.  The RSUs granted to certain members of the Company's Board of Directors shall vest over a period of three years commencing on the date of grant in quarterly installments. The compensation expense was based on the fair value on the grant date, and was estimated at approximately $255 and $138 for the RSUs granted to the Company’s CEO and to certain members of the Company's Board of Directors, respectively. These amounts are charged to statement of operations over the vesting periods.

21.
On August 3, 2017, the Company's Board of Directors approved a performance based grant of 24,951 RSUs to certain of the Company's employees. The RSUs shall vest based on four pre-determined milestones, of which the first milestone (15%) in 2017, the second and third milestones in 2018 (22.5% each) and the forth milestone in 2019 (40%). The compensation expense was based on the fair value on the grant date, and was estimated at approximately $551. No expenses were recorded during the year ended December 31, 2017 as the Company did not achieve the pre-determined milestone for 2017, and estimates that it will not meet the other three pre-determined milestones for 2018 and 2019.

22.	On February 26, 2018, upon the termination of the employment of Mr. Densel, the Company’s former CEO, options to purchase 61,009 ordinary shares and 11,302 RSUs expired.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11  -  SHARE-BASED COMPENSATION (Cont.)

C.	Options Fair Value The parameters which were used in applying the model are as follows:

For the year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5
Expected volatility	58%-60%	60%-59%	44%-62%
Risk-free rate	1.9%-2.2%	2.1%-1.2%	1.29%-2.28%
Dividend yield	0%	0%	0%
Expected term (in years)	5-7	5.5-7	5-7
Share price	$15.96-$26.40	$26.64-$38.40	$36.00-$61.44

D.	Effect of share-based compensation transactions on the Company's statements of operations

	For the year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5

Research and development, net	116	234	790
General and administrative	610	975	2,934
Total	726	1,209	3,724

E.	A summary of the Company's option activity related to options granted to employees, service providers and directors, and related information under the 2006 Plan and the 2015 Plan is as follows:

		Year ended December 31, 2017
	Number	Weighted average of exercise price (in $)	Weighted average remaining contractual life (in years)(3)	Aggregate intrinsic value ($ in thousands)
Options and RSUs outstanding at beginning of year	207,769	47.04	7.39	(4)
Options granted	9,842	23.88
RSUs granted	49,856
RSUs vested	(1,033)
RSUs forfeited	(4,350)
Options forfeited	(9,389)	39.24
Options and RSUs outstanding at end of year	252,695	46.32(5)		(4)

Options exercisable at end of year	134,550	48.00		(4)

		Year ended December 31, 2016
	Number of options	Weighted average of exercise price (in $)	Weighted average remaining contractual life (in years)	Aggregate intrinsic value ($ in thousands)
Outstanding at the beginning of the year	230,958	48.12	7.99	(4)
Granted	9,856	32.64
Exercised	-	-
Forfeited	(33,045)	50.52
Outstanding at the end of the year	207,769	47.04	7.39	(4)

Exercisable at the end of the year	106,725	46.80	6.34	(4)

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11  -  SHARE-BASED COMPENSATION (Cont.)

E.	(Cont.)

	Year ended December 31, 2015
	Number of options	Weighted average of exercise price (in $)	Weighted average remaining contractual life (in years)(3)	Aggregate intrinsic value ($ in thousands)
Outstanding at the beginning of the year	108,293	32.76	7.36	(1,854)
Granted	162,567	51.36
Exercised	(25,783)	0.60
Forfeited	(14,119)	55.20
Outstanding at the end of the year	230,958	48.12	7.99	(4)

Exercisable at the end of the year	91,046	46.68	5.94	(4)

1.
The weighted average grant date fair values of options granted during the years ended December 31, 2017, 2016 and 2015 were $12.48, $18.60 and $27.12, respectively.

The weighted average grant date fair values of RSUs awarded during the year ended December 31, 2017 was $22.32. There were no RSU awards in the years ended December 31, 2016 and 2015.

2.
The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on the last date of the exercise period. No option was exercised during the years ended December 31, 2017 and 2016. The total intrinsic value of options exercised for the year ended December 31, 2015 was $1.5 million. As of December 31, 2017, and 2016, there were $633 and $766 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2006 Plan and the 2015 Plan, respectively. This cost is expected to be recognized over a period of up to 4 years.

3.	Calculation of weighted average remaining contractual term does not include the RSUs that were granted, which have an indefinite contractual term.

4.	The aforementioned options are out of the money.

5.	Based on 208,206 outstanding options at December 31, 2017.

NOTE 12  -  RESEARCH AND DEVELOPMENT EXPENSES, NET

                      Composition:
	For the year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5

Salaries and related expenses	4,656	4,683	3,585
Share-based compensation	116	234	790
Materials	614	596	608
Subcontractors and consultants	456	320	688
Depreciation	147	121	85
Cost for registration of patents	157	150	153
Others	893	511	282
	7,039	6,615	6,191
Less participation of the NATI and BIRD Foundation	(202)	(1,124)	(354)
Total research and development, net	6,837	5,491	5,837

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 13  -  GENERAL AND ADMINISTRATIVE EXPENSES

                      Composition:

	For the year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5

Salaries and related expenses	1,395	1,411	1,830
Share-based compensation	610	975	2,934
Professional services	414	354	609
Office rent and maintenance	161	144	108
Depreciation	10	9	7
Others	574	678	1,138
Total general and administrative	3,164	3,571	6,626

NOTE 14  -  FINANCE INCOME (EXPENSES), NET

                      Composition:

	For the year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5

Interest income on short-term deposits	66	139	61
Bank fees and interest expenses	(7)	(7)	(47)
Changes in provision for royalties	82	56	(33)
Exchange rate differences	95	56	18
Revaluation of fair value of warrants to purchase preferred share	-	-	174
Total financing income	236	244	173

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 15  -  LOSS PER SHARE

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

The following table sets forth the computation of the Company`s basic and diluted net loss per ordinary share:

	For the year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5

Net loss	9,771	8,826	12,290
Preferred shares dividend	-	-	295
Net loss attributable to ordinary shares	9,771	8,826	12,585
Shares used in computing net loss per ordinary share, basic and diluted (in thousands)	1,455	1,208	993
Net loss per ordinary share, basic and diluted	6.72	7.31	12.67

Instruments that may potentially dilute the basic loss per share in the future, but were not included in the calculation of diluted loss per share, since their effect is anti-dilutive.

	For the year ended December 31,
	2 0 1 7	2 0 1 6	2 0 15
	(number)
Warrants and share options	914	849	795
Preferred shares	-	-	55
	2,369	2,057	1,843

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 16  -  RELATED PARTIES

A.	Compensation to the non-executive directors:

	For the year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5

Fees, including reimbursement of expenses	274	238	291
Share-based compensation	179	252	1,264
	453	490	1,555

B.	Transactions with related parties:

	For the year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5

Consulting fees, including share-based compensation and reimbursement of expenses (1) (2)	57	67	177
Key man life insurance premium (3)	1	12	11
	58	79	188

1.
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

2.
The Company engaged Mr. XiangQian (XQ) Lin, who has served as a director since February 24, 2015, to provide certain business development services in Asia under a consulting agreement entered into with him on June 1, 2015.  As compensation for his services, Mr. Lin is entitled to a monthly fee of $10 for up to five hours per month and $300 per hour for any consultancy hour exceeding such five hours required to perform such services.  In addition, during 2015 the Company awarded Mr. Lin a one-time option grant to purchase 4,070 ordinary shares, exercisable at $60.72 per share. Since January 1, 2016, the parties have agreed to temporarily suspend Mr. Lin's engagement until such time as the Company shall require further business development services in Asia; therefore, no expenses related to the agreement with Mr. Lin were recorded in the years ended December 31, 2017 and 2016.

3.
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

As discussed in Note 10C(2)(b), on February 24, 2015, the Company consummated the IPO of 166,667 units, at a public offering price of $72 per unit, before underwriting discounts and offering expenses. Each unit consisted of one ordinary share and one-half of a Series A Warrant to purchase one ordinary share. Each unit was issued with one and one-half non-transferrable Long-Term Incentive Warrants. The following principal shareholders prior to the IPO purchased units in the IPO at a price of $72 per unit. The units purchased by such shareholders, together with the proceeds, before expenses, to the Company, are shown in the table below:

Beneficial owner	Shares purchased	Series A Warrants purchased	Long Term Incentive Warrants purchased	Proceeds, before expenses, to the Company
Pontifax Funds	10,417	5,209	15,625	$750
Docor International B.V.	3,473	1,737	5,209	$250
Esco Ventures Pte Ltd	13,889	6,945	20,834	$1,000

2)	Private Placement

As discussed in Note 10C(2)(c), on August 20, 2014, the Company entered into a certain credit line agreement, pursuant to which it obtained a credit line in an aggregate principal amount of $12 million from the Lenders. The credit line amount was deposited in an escrow account at the closing, which was consummated on October 14, 2014.  At the closing of the credit line agreement, the Company issued to the Lenders CLA Warrants to purchase in the aggregate 221,556 of its ordinary shares. Under the terms of the credit line agreement, we directed that the full credit line amount be invested in the Private Placement that was consummated simultaneously with the IPO on February 24, 2015 The Company issued a total of 166,667 units to the Lenders at a public offering price of $72 per unit, before expenses. Each unit consisted of one ordinary share and one-half of a Series A Warrant to purchase one ordinary share. Each unit was issued with one and one-half non-transferrable Long-Term Incentive Warrants. The following principal shareholders prior to the IPO, purchased units in the Private Placement at a price of $72 per unit. The units purchased, together with the proceeds, before expenses, to the Company, are shown in the table below:

Beneficial owner	CLA Warrants	Shares purchased	Series A Warrants purchased	Long Term Incentive Warrants purchased	Proceeds, before expenses, to the Company
Pontifax Funds	27,695	20,834	10,417	31,251	$1,500
Docor International B.V.	9,231	6,945	3,473	10,417	$500
Counterpoint Ventures Fund II LP	4,708	3,542	1,771	5,313	$255