Form 20-F
period 2018-12-31
Check-Cap Ltd
filed 2019-03-28
CIK 1610590

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from __________ to ___________

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

As of December 31, 2018, the registrant had 5,328,700 ordinary shares outstanding, NIS 2.40 par value per share.

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

Yes ☐          No ☐

F.	Dividends and paying agents	105
G.	Statement by experts	105
H.	Documents on display	105
I.	Subsidiary Information	106

CERTAIN INFORMATION

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

In this Annual Report on Form 20-F, or the Annual Report, unless the context indicates otherwise, references to “NIS” are to the legal currency of Israel, “U.S. dollars,” “$” or “dollars” are to United States dollars, and the terms “we,” “us,” “our company,” “our,” and “Check-Cap” refer to Check-Cap Ltd. Unless otherwise indicated, U.S. dollar translation of NIS amounts presented in this Annual Report are translated using the rate of $1.00 = NIS 3.748, the exchange rate published by the Bank of Israel on December 31, 2018, and U.S. dollar translation of Euro amounts presented in this Annual Report are translated using the rate of $1.00 = Euro 1.1469, the exchange rates published by the Wall Street Journal on December 31, 2018.

We effected a 1-for-12 reverse stock split of our ordinary shares effective as of April 4, 2018, in accordance with the approval of our shareholders at a meeting held on April 2, 2018.  All share numbers in this Annual Report are reflected on a post-reverse stock split basis.

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements, about our expectations, beliefs or intentions regarding, among other things, our ongoing and planned product development and clinical trials; the timing of, and our ability to make, regulatory filings and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; the degree of clinical utility of our products, particularly in specific patient populations; our ability to develop commercial functions; expectations regarding product launch and revenue; our results of operations, cash needs; financial condition, liquidity, prospects, growth and strategies; the industry in which we operate; and the trends that may affect the industry or us. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by us with the U.S. Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below.

This Annual Report identifies important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements, particularly those set forth under the heading “Risk Factors.” The risk factors included in this Annual Report are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	our history of losses and our ability to continue as a going concern;

●	our needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

●	the initiation, timing, progress and results of our clinical trials and other product development efforts;

●	our reliance on one product or product line;

●	the clinical development, commercialization and market acceptance of our C-Scan system;

●	our ability to receive de novo classification and other regulatory approvals for our C-Scan system;

●	our ability to successfully complete clinical trials;

●	our reliance on single-source suppliers;

●	our reliance on third parties, such as for purposes of our clinical trials and clinical development and the marketing and distribution of our C-Scan system;

●          our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	our ability to achieve reimbursement and coverage from government and private third-party payors;

●	the implementation of our business model and strategic plans for our business;

●
the scope of protection we are able to establish and maintain for intellectual property rights covering our C-Scan system and our ability to operate our business without infringing the intellectual property rights of others;

●	competitive companies, technologies and our industry;

●	statements as to the impact of the political and security situation in Israel on our business; and

●
those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this Annual Report generally.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date of this Annual Report and are expressly qualified in their entirety by the cautionary statements included in this Annual Report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

EXPLANATORY NOTE

Market data and certain industry data and forecasts used throughout this Annual Report were obtained from internal company surveys, market research, consultant surveys commissioned by the Company, publicly available information, reports of governmental agencies and industry publications and surveys. Industry surveys, publications, consultant surveys commissioned by the Company and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. However, this information may prove to be inaccurate because of the method by which some of the data for the estimates is obtained or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, the market and industry data and forecasts included or incorporated by reference in this Annual Report, and estimates and beliefs based on that data, may not be reliable. We have relied on certain data from third-party sources, including internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. However, we have not ascertained the underlying economic assumptions relied upon therein. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements as to our market position are based to the best of our knowledge on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this Annual Report, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this Annual Report.

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

The following table summarizes our historical consolidated financial data. We have derived the selected consolidated statements of operations data for the years ended December 31, 2018, 2017 and 2016 and the selected consolidated balance sheet data as of December 31, 2018 and 2017 from our audited consolidated financial statements included elsewhere in this Annual Report. We have derived the selected consolidated statements of operations data for the years ended December 31, 2015 and 2014 and the selected consolidated financial data as of December 31, 2016, 2015 and 2014 from our audited consolidated financial statements not included in this Annual Report. Our Consolidated Financial Statements have been prepared in accordance with U.S. GAAP.

Certain factors that affect the comparability of the information set forth in the following table are described in Item 5 “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and related notes thereto included elsewhere in this Annual Report.

Consolidated Statements of Operations Data

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(US$ in thousands, except per share data)
Operating expenses(1)
Research and development expenses, net(2)	$7,618	$6,837	$5,491	$5,837	$2,832
General and administrative expenses	3,445	3,164	3,571	6,626	1,703
Operating loss	11,063	10,001	9,062	12,463	4,535
Finance income, net	473	236	244	173	3,925
Loss before income tax	10,590	9,765	8,818	12,290	610
Taxes on income	(1)	6	8	-	-
Net loss	$10,589	$9,771	$8,826	$12,290	$610
Comprehensive loss:
Net loss	10,589	9,771	8,826	12,290	610
Change in fair value of cash flow hedge	13	-	-	-	-
Comprehensive loss	10,602	9,771	8,826	12,290	610
Net loss per ordinary share of NIS 2.40 par value, basic and diluted (3)	$2.61	$6.72	$7.31	$12.67	$14.12
Weighted average number of ordinary shares outstanding – basic and diluted (in thousands) (3)	4,058	1,455	1,208	993	182

Consolidated Balance Sheet Data

	As of December 31,
	2018	2017	2016	2015	2014
	(US$ in thousands, except per share data)
Cash and cash equivalents	$8,572	$6,997	$11,639	$9,392	$1,075
Working capital(4)	$12,763	$5,841	$10,514	$12,856	$(1,622)
Total assets	15,436	7,906	12,295	15,298	2,985
Capital stock	76,344	58,617	53,348	46,763	20,999
Total shareholders’ equity (deficiency)	$13,030	$5,905	$10,407	$12,648	$(826)
______________________________

(1)
Operating expenses include share-based compensation expense in the total amount of $0.7 million, $1.2 million, $3.7 million and $0.3 million for the years ended December 31, 2017, 2016, 2015 and 2014, respectively and a negative share-based compensation expense of $65,000 as a result of forfeitures of awards for the year ended December 31, 2018. For additional information, see Item 5B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Application of Critical Accounting Policies and Estimates-Share-based compensation.”

(2)
Research and development expenses, net is presented net of the amount of grants received from the Israel Innovation Authority, or IIA, of the Ministry of Economy and Industry (formerly the Office of the Chief Scientist, or OCS, of the Ministry of Economy and Industry), and the Israel-United States Binational Industrial Research and Development Foundation, or the BIRD Foundation.  The effect of the participation by the IIA and the BIRD Foundation totaled $0.2 million, $1.1 million, $0.3 million and $0.6 million for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, respectively. See Item 5A “Operating and Financial Review and Prospects—Operating Results - Financial Operations Overview—Research and Development, Expenses, Net” for more information.

(3)
Basic and diluted loss per ordinary share is computed based on the basic and diluted weighted average number of ordinary shares outstanding during each period.  For purposes of these calculations, the following ordinary shares were deemed to be outstanding: (i) 8,315 ordinary shares that were issuable to Guy Neev upon exercise of options, referred to as the Neev Options, which options were exercised immediately prior to the consummation of our initial public offering on February 24, 2015; (ii) 32,174 ordinary shares that were issuable under warrants that were subject to automatic exercise, for no consideration (unless the holder thereof objected to such exercise), upon the exercise by Guy Neev of the Neev Options, of which warrants to purchase 7,724, 56 and 17,149 ordinary shares were exercised during the years ended December 31, 2018, 2016 and 2015, respectively.  No such warrants were exercised during the year ended December 31, 2017; (iii) since October 14, 2014, 221,556 ordinary shares issuable upon the exercise of outstanding warrants with an exercise price of NIS 2.40 per share, of which warrants to purchase 22,501, 9,912, 43,739 and 129,797 ordinary shares were exercised during the years ended December 31, 2018, 2017, 2016 and 2015, respectively, and warrants to purchase 5,192, 243, 761 and 2,022 ordinary shares expired during the years ended December 31, 2018, 2017, 2016 and 2015, respectively; (iv) since August 11, 2016, 209,524 ordinary shares issuable upon the exercise of outstanding pre-funded warrants with an exercise price of NIS 2.40 per share, of which pre-funded warrants to purchase 24,167 and 185,357 ordinary shares were exercised during the years ended December 31, 2017 and 2016, respectively; and (v) since May 8, 2018, 450,909 ordinary shares issuable upon the exercise of outstanding pre-funded warrants with an exercise price of $0.01 per share; these pre-funded warrants were fully exercised between May 8, 2018 and May 17, 2018.  For additional information, see Note 9 to our Consolidated Financial Statements for the year ended December 31, 2018 included elsewhere in this Annual Report.

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

We are a clinical and development-stage medical diagnostics company with a limited operating history. We have incurred net losses in each fiscal year since we commenced operations in 2009.  We incurred net losses of $10.6 million in 2018, $9.8 million in 2017 and $8.8 million in 2016.  As of December 31, 2018, our accumulated deficit was $63.3 million.  Our losses could continue for the foreseeable future as we continue our investment in research and development and clinical trials to complete the development of our technology and to attain regulatory approvals, begin the commercialization efforts for our C-Scan system, increase our marketing and selling expenses, and incur additional costs as a result of being a public company in the United States. Successful completion of our development program and, ultimately, the attainment of profitable operations is dependent upon future events, including obtaining adequate financing to fulfill our development activities and our ability to successfully commercialize our C-Scan system and achieve a level of sales adequate to support our cost structure. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability.

Our recurring operating losses have raised substantial doubt regarding our ability to continue as a going concern.

As of December 31, 2018, we had an accumulated deficit of $63.3 million. Our recurring operating losses raise substantial doubt about our ability to continue as a going concern. Our financial statements include a note describing the conditions which raise this substantial doubt. As a result, our independent registered public accounting firm included a “going concern” explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2018 with respect to this uncertainty. Our ability to continue as a going concern will require us to obtain additional financing to fund our operations. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing or obtain financing on favorable terms for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees. If we are not successful in raising capital through equity offerings, debt financings, collaborations, licensing arrangements or any other means or are not successful in reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

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

Our operations have consumed substantial amounts of cash. We expect that we will need to continue to raise and spend substantial amounts in order to complete the clinical development, regulatory approval and commercialization of our C-Scan system. We intend to use the remaining proceeds of our May 2018 and February 2019 public offerings to finance these efforts and believe that we have sufficient capital to fund our operations into February 2020, and we will therefore need to raise additional funds to obtain the required capital prior to completing the development and commercialization of our C-Scan system (see Item 5B “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Sources of Liquidity”). We may seek additional funding through equity offerings, debt financings, collaborations, licensing arrangements or any other means to conduct clinical trials and develop and market our C-Scan system or for our general corporate purposes. Securing additional financing may divert our management’s attention from its day-to-day activities, which may adversely affect our ability to develop and commercialize our C-Scan system. Additional financing may not be available to us on a timely basis on terms acceptable to us, or at all.  In addition, if we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest and the newly issued securities may have rights senior to those of the holders of our ordinary shares. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline.  Alternatively, if we raise funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants, may require us to grant a lender a security interest in our assets or may include other restrictions on our business that could impair our operational flexibility, and could also result in interest expense. If we raise additional funds through collaborations, licensing arrangements or other structured financing transactions, we may relinquish rights to certain of our technologies or products, grant security interests in our assets or grant licenses to third parties on terms that are unfavorable to us. If adequate additional financing on acceptable terms is not available, we may not be able to develop our C-Scan system at the rate or to the stage we desire and we may have to delay or abandon the commercialization of our C-Scan system. Any of these factors could materially adversely affect our business, financial condition and results of operations.

Risks Related to Our Business

We may not succeed in completing the development of our product, commercializing our product and generating significant revenues.

Since commencing our operations, we have focused on the research and development and limited clinical trials of our C-Scan system. Although we have received CE Mark approval for the marketing and sale of our C-Scan system in the European Union, we have not commenced marketing and sales in the European Union and may require additional regulatory approval in each of the local jurisdictions in the European Union before we can commence marketing and sale of our C-Scan system, such as from the Swiss National Cooperative for the Disposal of Radioactive Waste (Nagra) and the German Federal Office for Radiation Protection (Bundesamt für Strahlenschutz, BfS). In Israel we received approval from the Medical Devices and Accessories Division of the Israeli Ministry of Health, or AMAR, for the marketing and sale of the C-Scan system in Israel, which was valid until February 28, 2019. We have submitted a request to the Israeli Ministry of Health for the extension of the AMAR approval, which is currently pending. We have not received approvals in other jurisdictions, including the United States, and there can be no assurance that we will be able to receive regulatory approvals to commence marketing and sales for our C-Scan system in the foreseeable future or ever. Our ability to generate revenues and achieve profitability depends on our ability to successfully complete the development of our product, demonstrate sufficient clinical evidence, obtain required regulatory approvals and commercial licenses, generate significant revenues and manufacture commercial quantities of our C-Scan system at an acceptable cost. The future success of our business cannot be determined at this time, and we do not anticipate generating revenues from product sales for the foreseeable future. In addition, we have no experience in commercializing our C-Scan system and face a number of challenges with respect to our commercialization efforts, including, among others, that:

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

•	we may not demonstrate adequate clinical safety and clinical effectiveness results to support regulatory body approval or market acceptance and adoption;

•	we may not be able to scale up the manufacture of our C-Scan system to commercial quantities at an adequate quality or at an acceptable cost;

•	we may not be able to establish adequate sales, marketing and distribution channels;

•	healthcare professionals and patients may not accept our C-Scan system;

•	we may not be aware of possible complications from the continued use of our C-Scan system because we have limited clinical experience with respect to the actual use of our C-Scan system;

•	other technological breakthroughs in CRC screening, treatment and prevention may reduce the demand for our C-Scan system;

•	changes in the market for CRC screening, new alliances between existing market participants and the entrance of new market participants may interfere with our market penetration efforts;

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

Clinical failure can occur at any stage of clinical development. To date, we have performed clinical studies with iterative versions of both scanning and non-scanning capsules, in conjunction with iterative versions of the C-Scan Track tracking and recording systems and the C-Scan View application and we are continuing to develop further iterative versions of our C-Scan capsule. Our clinical trials have been conducted under differing protocols and using specific inclusion criteria and limited groups of patients. Therefore, we have a limited ability to identify potential problems and/or inefficiencies concerning current and future versions of our C-Scan system in advance of its use in general and expanded groups of patients and we cannot assure you that its actual clinical performances will be satisfactory to support proposed indications and regulatory approvals and clinical acceptance and adoption, or that its use will not result in unanticipated complications. For example, we have experienced technical failures of the C-Scan capsule in the current version of the C-Scan system and are currently engaged in implementing a plan to ensure greater reliability in the future. However, there can be no assurance that the implementation of our plan will be successful. Furthermore, the results from laboratory, pre-clinical, and completed clinical studies, as well as preliminary analyses or interim results of the currently ongoing clinical studies, may not be indicative of final clinical results obtained from our current C-Scan system or future versions of our C-Scan system on expanded screening populations. In addition, the results of our clinical trials are subject to human analyses and interpretation of the data accumulated, which could be affected by various errors due to, among others, lack of sufficient clinical experience with our C-Scan system, interpretation errors in the analysis of the clinical trials results, including the reconstructed images by our C-Scan system, or due to uncertainty in the actual efficacy of our C-Scan system in its current clinical stage. Therefore, the safety and efficacy of our C-Scan system and the clinical results to date will require further independent professional validation and require further clinical study. If our C-Scan system does not function as expected over time, we may not be able to develop our C-Scan system at the rate or to the stage we desire, we could be subject to liability claims, our reputation may be harmed, our C-Scan system may not achieve regulatory clearances, and our C-Scan system may not be widely adopted by healthcare providers and patients.

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

Competition for our C-Scan system comes from traditional well-entrenched manufacturers of tests and equipment for CRC screening, such as colonoscopy, sigmoidoscopy, CTC, optical capsule endoscopy, fecal occult blood tests, or FOBTs, and fecal immunochemical tests, or FITs. The principal manufacturers of equipment for optical colonoscopy and sigmoidoscopy include Olympus, Pentax, Hoya and Fuji Film. The principal manufacturers of equipment for CTC include General Electric Healthcare Systems, Siemens Medical Solutions, Philips Medical Systems Ltd. and Toshiba Corporation.  The principal manufacturer of equipment for optical capsule endoscopy includes Medtronic plc. All of these companies have substantially greater   financial resources than we do, and they have established reputations as well as worldwide distribution channels for providing medical instruments to physicians.

Several companies have developed or are developing non-invasive technologies based on stool, serum, or molecular diagnostics (from blood and other bodily fluids), or MDx, tests that are used to indicate the presence of CRC and polyps in the colon. These companies include Polymedco, Exact Sciences, Epigenomics AG, Gene News, EDP Biotech Corporation, Illumina, Inc., Quest Diagnostics and VolitionRx Nu.Q diagnostic. In August 2018, Exact Sciences announced that it entered into a U.S. promotion agreement with Pfizer for the promotion of Cologuard®, a non-invasive stool DNA screening test for colorectal cancer.

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

We currently have limited resources, facilities and experience in commercially manufacturing sufficient quantities of our C-Scan system to meet the demand we may expect from commercialization efforts. We expect to face certain technical challenges as we increase manufacturing capacity, including, among others, logistics associated with the handling of radioactive materials, equipment design and automation, material procurement, lower than expected yields and increased scrap costs, as well as challenges related to maintaining quality control and  assurance standards and manufacturing commercial quantities of C-Scan capsules at an acceptable cost. Despite our continuing cost-cutting efforts to scale-up our manufacturing capabilities of our C-Scan capsule in commercial quantities, we may not be able to achieve adequate quality at an acceptable cost. Our C-Scan system includes several components that are based on new technologies    and are difficult to manufacture and some are being supplied to us by single source suppliers (see “Risk Factors – Risks Related to Our Business – Our reliance on single source suppliers could harm our ability to conduct clinical trials and meet demand for our product in a timely manner or within budget.”). Furthermore, we may encounter similar or unforeseen challenges initiating and later expanding production of any new products. If we are unable to scale our manufacturing capabilities to meet market demand, our growth could be limited and our business, financial condition and results of operations could be materially adversely affected.

In addition, we have received and may receive in the future grants from the Government of the State of Israel through the IIA (formerly the OCS) for the financing of a portion of our research and development expenditures pursuant to the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law 5744-1984), or the Innovation Law.  The terms of the IIA grants subject us to certain restrictions relating to (among other things) the transfer of the manufacturing of IIA-funded products outside Israel. See “Risk Factors – Risks Related to Our Operations in Israel – Pursuant to the terms of the Israeli government grants we received for research and development expenditures, we are obligated to pay certain royalties on our revenues to the Israeli government. The terms of the grants require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events.” Such restrictions may impair our ability to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel.

Our reliance on single source suppliers could harm our ability to conduct clinical trials and meet demand for our product in a timely manner or within budget.

We currently depend on single source suppliers for some of the components necessary for the production of our C-Scan system. For example, for the current version of the C-Scan system used in clinical trials, we currently have a single supplier for the motor used to rotate the collimated X-ray source in our C-Scan system and for each of the customized X-ray detectors, X-ray source and batteries used in our C-Scan system. There are a limited number of manufacturers worldwide who are capable of manufacturing the motor and the customized X-ray detectors and X-ray source that we currently use in our C-Scan system. In addition, the application-specific integrated circuit, or ASIC, residing in our C-Scan system is currently manufactured for us by a single semiconductor fabrication plant, or FAB.  Furthermore, we do not currently have written contracts with all of such suppliers.  While our current suppliers have been able to supply the required quantities of such components to date, if the supply of these components is disrupted or terminated or if our current suppliers are unable to supply required quantities of components, we may not be able to find alternative sources for these key components in a timely manner.  Although we are planning to maintain strategic inventory of key components, the inventory may not be sufficient to satisfy the demand for our C-Scan system if such supply is interrupted, or may be subject to risk of loss due do catastrophic events, such as a fire at our storage facility. In addition, to partially mitigate the risks of reliance on single source suppliers, we are seeking alternate manufacturers for some of our components which requires us to dedicate significant resources and investment. There can be no assurance that we will be successful in seeking alternate suppliers. As a result of the foregoing, we may be unable to meet the demand for our C-Scan system, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation.  If we are required to change the supplier of any of these key components, there may be a significant delay in locating a suitable alternative manufacturer. In addition, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with FDA and other applicable quality standards and with all applicable regulations and guidelines. For example, our agreement with the supplier of the X-ray source used in our C-Scan system terminated on December 31, 2018 and while we and the X-ray source supplier have continued to perform the contract on the same terms and are currently negotiating the extension of the contract, we cannot assure you that we will be able to negotiate a new agreement on commercially acceptable terms or at all. We have been informed that the supplier of the batteries used in our C-Scan system shall cease to manufacture the batteries by mid-2019 and may cease to accept new orders at any time and, therefore, although we have acquired sufficient batteries for the foreseeable future, we will be required to find an alternative source for the X-ray source and batteries, which we may not be able to do in a timely manner.   The delays associated with the identification of a new manufacturer could delay our ability to manufacture our C-Scan system in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of our C-Scan system ceases operations or otherwise ceases to do business with us, we may not have access to the information necessary to enable another supplier to manufacture the component. The occurrence of any of these events could harm our ability to meet demand for our C-Scan system in a timely manner or within budget.

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

We rely on third parties, such as third-party clinical research organizations, or CROs, clinical investigators and clinical sites, to manage our clinical trials and perform data collection and analysis, and to enroll patients for our clinical trials. Although we have and expect to continue to have contractual arrangements with these third parties, we control only certain aspects of their activities.  Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on such third parties does not relieve us of our regulatory responsibilities.  If such third parties fail to comply with applicable regulatory requirements, the clinical data generated in our clinical trials may be deemed unreliable and regulatory authorities may require us to perform additional clinical trials before approving our marketing applications, which would delay the regulatory approval process.  Furthermore, we may not be able to control the amount and timing of resources that these parties devote to our studies and trials or the quality of these resources. If these third parties fail to properly manage our studies and trials or enroll patients for our clinical trials, we will be unable to complete them at all or in a satisfactory or timely manner, which could delay or prevent us from obtaining regulatory approvals for, or achieving market acceptance of, our product.

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

We currently intend to sell our products in the United States, Europe and Japan and, if we are unable to manage our operations in these territories, our business, financial condition and results of operations could be materially adversely affected.

Our headquarters and substantially all of our operations and employees are presently located in Israel, but we currently intend to market our products in the United States, Europe and Japan. Accordingly, we are subject to risks associated with international operations, and our international sales and operations will require significant management attention and financial resources. In addition, our international sales and operations will subject us to risks inherent in international business activities, many of which are beyond our control and include, among others:

•	foreign certification, registration and other regulatory requirements;

•	customs clearance and shipping delays;

•	import and export controls;

•	trade restrictions;

•	multiple and possibly overlapping tax structures;

•	difficulty forecasting the results of our international operations and managing our inventory due to our reliance on third-party distributors;

•	differing laws and regulations, business and clinical practices, licensures, government and private third-party payor reimbursement policies and patient preferences;

•	differing standards of intellectual property protection among countries;

•	difficulties in staffing and managing our international operations;

•	difficulties in penetrating markets in which our competitors’ products are more established and achieving a competitive sale price for our product;

•	currency exchange rate fluctuations and foreign currency exchange controls and tax rates; and

•	political and economic instability, war or acts of terrorism.

If we are unable to manage our international operations effectively, our business, financial condition and results of operations could be materially adversely affected.

We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize our C-Scan system.

A part of our strategy is to evaluate and, as deemed appropriate, enter into partnerships in the future when strategically attractive, including potentially with major medical device companies. We face significant competition in seeking appropriate partners for our C-Scan system, and the negotiation process is time-consuming and complex. In order for us to successfully partner our C-Scan system, potential partners must view our C-Scan system as economically valuable in markets they determine to be attractive in light of the terms that we are seeking and other available products for licensing by other companies. Even if we are successful in our efforts to establish strategic partnerships, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such strategic partnerships if, for example, development or approval of a product is delayed or sales of an approved product are disappointing. Any delay in entering into strategic partnership agreements related to our C-Scan system could delay the development and commercialization of our product candidates and reduce their competitiveness even if they reach the market.

In addition, our strategic partners may breach any future agreement with us, and we may not be able to adequately protect our rights under these agreements. Furthermore, our strategic partners will likely negotiate for certain rights to control decisions regarding the development and commercialization of our C-Scan system, if approved, and may not conduct those activities in the same manner as we would do so.

If we fail to establish and maintain strategic partnerships related to our C-Scan system, we will bear all of the risk and costs related to the development and commercialization of our C-Scan system, and we will need to seek additional financing, hire additional employees and otherwise develop expertise which we do not have and for which we have not budgeted.

If we lose our key personnel or are unable to attract and retain additional personnel, our business and ability to compete will be harmed.

Our success relies upon the continued service and performance of the principal members of our management and research and development team, including Alex Ovadia and Yoav Kimchy. In order to implement our business strategy, we will need to retain our key personnel with expertise in the areas of research and development, clinical testing, government regulation, manufacturing, finance, marketing and sales. Our product development plans depend in part on our ability to retain engineers with expertise in a variety of technical fields. The loss of a number of these persons or our inability to attract and retain qualified personnel could harm our business and our ability to compete. We do not maintain key man insurance for Alex Ovadia or Yoav Kimchy.

Substantially all of our operations are currently conducted at a single location near Haifa, Israel, and any disruption at our facility could materially adversely affect our business, financial condition and results of operations.

Substantially all of our operations are currently conducted at a single location near Haifa, Israel. We take precautions to safeguard our facility, including obtaining insurance coverage and implementing health and safety protocols. However, a natural or other disaster, such as a fire, flood, an armed conflict involving Israel (as detailed further under “Risks Related to Our Operations in Israel”) or a terrorist attack, could damage or destroy our facility and our manufacturing equipment or inventory, cause substantial delays in our operations and otherwise cause us to incur additional unanticipated expenses. In addition, the insurance we maintain against fires, floods and other natural disasters and the war and terrorism insurance we maintain may not be adequate to cover our losses in any particular case. Damage to our facility or our other property or to any of our suppliers’ facilities and properties, whether located in Israel or elsewhere, due to fire, a natural disaster or casualty event or an armed conflict or terrorist attack, could materially adversely affect our business, financial condition and results of operations.

A security breach or disruption or failure in a computer or communications systems could adversely affect us.

Despite the implementation of security measures, our internal computer systems, and those of our CROs and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, cyber-attacks, natural disasters, fire, terrorism, war, and telecommunication and electrical failures.  If such an event were to occur and interrupt our operations, it could result in a material disruption of our clinical program.  For example, the loss of clinical trial data from ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.  To the extent that any disruption or security breach results in a loss of or damage to our data or applications, loss of trade secrets or inappropriate disclosure of confidential or proprietary information, including protected health information or personal data of clinical trial participants or employees or former employees, access to our clinical data, or disruption of the manufacturing process, we could incur liability and the further development of our C-Scan system could be delayed.  We may also be vulnerable to cyber-attacks by hackers or other malfeasance.  This type of breach of our cybersecurity may compromise our confidential information and/or our financial information and adversely affect our business or result in legal proceedings.  Further, these cybersecurity breaches may inflict reputational harm upon us that may result in decreased market value and erode public trust.

Risks Related to Regulations

If we are unable to obtain, or experience significant delays in obtaining, FDA clearances or approvals, or equivalent third country approvals for our C-Scan system or future products or product enhancements, our ability to commercially distribute and market our products could suffer.

Our products are subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities and notified bodies. The process of obtaining regulatory clearances or approvals, or equivalent third-country approvals to market a medical device can be costly and time consuming, and we may not be able to obtain these clearances or approvals, or equivalent third-country approvals on a timely basis, if at all. In particular, we expect to eventually generate a portion of our revenues from sales of our C-Scan system and future products in the United States, the European Union, or third countries. Before a new medical device, or a new use of, or claim for, an existing product can be marketed in the United States, it must first receive clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or FDA approval of a premarket approval application, or PMA, unless an exemption applies. The FDA will clear marketing of a low or moderate risk medical device through the 510(k) process if sufficiently similar predicate devices have previously been cleared via this pathway. In the 510(k) clearance process, the FDA must only determine that the proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use/indications for use, technological characteristics and principles of operation in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence.

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

In instances where a device is novel and there is no suitable predicate device, but that device is deemed to be of low or moderate risk, the FDA can reclassify the device to class I or class II via de novo reclassification. This process involves the submission of a reclassification petition, and the FDA accepting that “special controls” are adequate to ensure the product’s performance and safety. The FDA now allows “direct” de novo reclassification petitions, a mechanism by which a sponsor can directly submit a detailed de novo reclassification petition as the device’s initial submission without having to first receive a not substantially equivalent, or NSE, decision on a 510(k) submission.

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

We are not aware of any legally marketed predicate device upon which FDA could base a determination of substantial equivalence under a 510(k) clearance process. Our proposed strategy, therefore, is to submit a direct de novo reclassification petition for our C-Scan system. To support this petition, our objective is to demonstrate that the device poses a low or moderate risk to patients. We cannot assure you that FDA will not demand that we obtain PMA approval of our C-Scan system.

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

Our strategy is to submit a direct de novo reclassification petition for our C-Scan system following completion of a U.S. pivotal study. A de novo reclassification generally applies where there is no predicate device and the FDA believes the device poses a low to moderate risk. De novo reclassifications can either be submitted in lieu of a 510(k) notice, such as in our case, or after a 510(k) notice has been filed and found NSE. If a 510(k) notice is found NSE, a de novo petition must be submitted within 30 days from the receipt of the NSE determination.

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

Even if the FDA ultimately accepts our de novo reclassification petition, to support our petition, we may be still may be required to conduct additional clinical trials before a petition can be filed. For example, we may be required to conduct a pre-pivotal study in the U.S. prior to commencing a pivotal study in the U.S. We are currently evaluating whether such pre-pivotal study is required. Such studies or trials can be costly and the results uncertain. If we are unable to successfully complete required clinical studies or trials, we will not receive FDA clearance or approval.

If we or our future distributors do not obtain and maintain the necessary regulatory clearances or approvals, or equivalent third country approvals in a specific country or region, we will not be able to market and sell our C-Scan system or future products in that country or region.

We intend to market our C-Scan system in a number of international markets. To be able to market and sell our C-Scan system in a specific country or region, we and/or our distributors must comply with the regulations of that country or region. While the regulations of some countries do not impose barriers to marketing and selling part or all of our products or only require notification, others require that we and/or our distributors obtain the approval of a specified regulatory authorities such as the Swiss National Cooperative for the Disposal of Radioactive Waste (Nagra) and the German Federal Office for Radiation Protection (Bundesamt für Strahlenschutz, BfS), in addition to the CE mark that is required for medical devices throughout the EU. We are engaged with Dekra Certification as our Notified Body for such purposes. These regulations, and the time required for regulatory review, vary from country to country. Obtaining regulatory approvals is expensive and time-consuming, and we cannot be certain that we or our distributors will receive regulatory approvals for our C-Scan system or any future products in each country or region in which we plan to market such products. If we modify our C-Scan system or any future products, we or our distributors may need to apply for new regulatory approvals or our Notified Body may need to review the planned changes before we are permitted to sell them. We may not meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or our distributors are unable to maintain our authorizations or CE Certificates in a particular country or region, we will no longer be able to sell our C-Scan system or any future products in that country or region, and our ability to generate revenues will be materially and adversely affected.

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

Our C-Scan system may be considered a combination product because of the preparatory use of iodinated oral contrast medium to provide a coating for colonic imaging. A combination product is the combination of two or more regulated components, i.e., drug/device, biologic/device, drug/biologic, or drug/device/biologic, that are combined or mixed and produced as a single entity; packaged together in a single package or as a unit; or a drug, device, or biological product packaged separately that according to its investigational plan or proposed labeling is intended for use only with an approved individually specified drug, device, or biological product where both are required to achieve the intended use, indication or effect. For a combination product, the FDA must determine which center or centers within the FDA will review the product and under what legal authority the product candidate will be reviewed. The combination product’s primary mode of action is used to determine which center within the FDA has primary regulatory jurisdiction over the product. The other centers within the agency also may provide consulting or collaborative reviews of the product as necessary. We believe that we will put forth a reasonable argument to the FDA that our C-Scan system should be regulated as a device and/or a combination product with a device primary mode of action. However, we cannot be sure as to whether the FDA will treat our C-Scan system as a device or a combination product. The review of combination products is often more complex and more time consuming than the review of a product under the jurisdiction of only one center within the FDA. In the case of the system, should the FDA determine that the iodinated oral contrast medium is not being used in accordance with its approved labeling, the Center for Drug Evaluation and Research may take a prominent role it its regulation. If the FDA does not approve or clear our C-Scan system, or any future products, in a timely fashion, or at all, our business and financial condition will be adversely affected.

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

The development of sufficient and appropriate clinical protocols to demonstrate safety, clinical performance and clinical effectiveness are required, and we may not adequately develop such protocols to support clearance, approval, or equivalent third country approval. The clinical trials that were conducted using prior versions of our C-Scan system, were conducted under differing protocols and used groups of patients different and/or smaller in size from those we intend to study in future clinical trials. Further, the FDA, the competent regulatory authorities of other countries, or our Notified Body in the EU may require us to submit data on a greater number of patients than we originally anticipated and/or for a longer follow-up period or they may change the data collection requirements or data analysis applicable to our clinical trials.

The commencement or completion of any of our clinical studies or trials may be delayed or halted, or be inadequate to support regulatory clearance, approval or product acceptance, or equivalent third country approval, for numerous reasons, including, among others:

•	patients do not enroll in the clinical trial at the rate we expect;

•	patients do not comply with trial protocols;

•	patient follow-up is not at the rate we expect;

•	undetected capsule retention in patients;

•	patients experience adverse side effects, including related to excessive radiation exposure as a result of capsule malfunction or break down;

•	patient death during a clinical trial, even though their death may be unrelated to our product;

•	FDA, institutional review boards, or IRBs, or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

•	IRBs, Ethics Committees and third-party clinical investigators may delay or reject our trial protocol and Informed Consent Form;

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

Even if our C-Scan system or future products are cleared or approved by regulatory authorities or after obtaining CE Certificates from our Notified Body, modifications to our C-Scan system or future products may require new regulatory clearances or approvals, new CE Certificates, or may require us to recall or cease marketing it until the necessary clearances, approvals or CE Certificates are obtained.

Once cleared, approved or marketed, modifications to our C-Scan system or future products may require new regulatory approvals, clearances, including CE Certificates from our Notified Body, 510(k) clearances or premarket approvals, or require us to recall or cease marketing the modified devices until these clearances or approvals are obtained. Any modification to a 510(k)-cleared device that could significantly affect its safety or efficacy, or that would constitute a major change in its intended use, requires a new 510(k) clearance or, possibly, a PMA. The FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance. A manufacturer may determine that a modification could not significantly affect safety or efficacy and does not represent a major change in its intended use, so that no new 510(k) clearance is necessary. However, the FDA can review a manufacturer’s decision and may disagree. The FDA may also on its own initiative determine that a new clearance or approval is required. We may make modifications to our C-Scan system in the future that we believe do not or will not require additional clearances or approvals. Further, our products could be subject to recall if the FDA determines, for any reason, that our products are not safe or effective. Any recall or FDA requirement that we seek additional approvals or clearances could result in significant delays, fines, increased costs associated with modification of a product, loss of revenue and potential operating restrictions imposed by the FDA.

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

Similar rules also apply in foreign jurisdictions. In the European Union, or the EU, we must inform the Notified Body that was involved in the conformity assessment of the medical devices we market or sell in the EU of any planned substantial changes to our quality C-Scan system or changes to our devices which could affect compliance with the Essential Requirements laid down in the Annexes to the Council Directive 93/42/EC concerning medical devices, or Medical Devices Directive, or the devices’ intended purpose. The Notified Body will then assess the changes and verify whether they affect the products’ conformity with the Essential Requirements laid down in the Annexes to the Medical Devices Directive. If the assessment is favorable, the Notified Body will issue a new CE Certificate or an addendum to the existing CE Certificate attesting compliance with the Essential Requirements laid down in Annexes to the Medical Devices Directive.

If the Notified Body or relevant regulatory authorities disagree with our assessments and require modifications to an existing CE Certificate, the preparation of a new CE Certificate or other new regulatory clearances or approvals for modifications, we may be required to recall and to stop marketing the modified devices.

Obtaining clearances and approvals, or new or amended CE Certificates for device modifications can be a time-consuming process, and delays in obtaining required future clearances, approvals, or CE Certificates could adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn could harm our future growth.

Even if our C-Scan system and future products are cleared or approved by regulatory authorities or after obtaining CE Certificates from our Notified Body, if we or our suppliers fail to comply with ongoing FDA or other foreign regulatory authority requirements, or if we experience unanticipated problems with our products, our products could be subject to restrictions or withdrawal from the market.

The manufacturing processes, reporting requirements, post-approval clinical data and promotional activities associated with any product for which we obtain clearance or approval CE Certificates, or equivalent third country approval will be subject to continuous regulatory review, oversight and periodic inspections by the FDA other domestic and foreign regulatory authorities and our Notified Body. In particular, we and certain of our suppliers are required to comply with the FDA’s Quality System Regulations, or QSR, as well as current good manufacturing practices, or cGMP. In the EU, we will also be subject to the quality system requirements laid down in the Annexes to the Medical Devices Directive. Such compliance can be facilitated by, among other things, a certificate of compliance with ISO 13485:2016. Through compliance with the ISO 13485:2016 standard, we will benefit from a presumption of conformity with the relevant quality system requirements laid down in the Annexes to the Medical Devices Directive. These regulations and standards govern the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of any product for which we obtain clearance or approval, CE Certificates, or equivalent third country approval. Regulatory authorities, such as the FDA, and our Notified Body enforce the QSR and other regulations through periodic inspections. The failure by us or one of our suppliers to comply with applicable statutes and regulations falling within the competence of the FDA and other regulatory authorities or our Notified Body, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, any of the following enforcement actions:

•	untitled letters, warning letters, fines, injunctions, corporate integrity agreements, consent decrees and civil penalties;

•	unanticipated expenditures to address or defend such actions;

•	customer notifications for repair, replacement or refunds;

•	recall, detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance or premarket approval of new products or modified products;

•	operating restrictions;

•	withdrawing 510(k) clearances on PMA approvals that have already been granted;

•	suspension or withdrawal of our CE Certificates;

•	refusal to grant export approval for our products; or

•	criminal prosecution.

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

Even if regulatory clearance or approval of a product is granted, or after obtaining CE Certificates, such clearance or approval, or CE Certificates may be subject to limitations on the intended uses for which the product may be marketed and reduce our potential to successfully commercialize the product and generate revenue from the product. If FDA or the competent regulatory authorities of foreign countries determines that our promotional materials, labeling, training or other marketing or educational activities constitute the promotion of an unapproved use or the promotion of an intended purpose not covered by our CE mark, they could request that we cease or modify our training or promotional materials or subject us to regulatory enforcement actions. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our training or other promotional materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

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

If we fail to maintain necessary regulatory clearances or CE Certificates for our C-Scan system and indications in our target foreign markets, if clearances or approvals, or CE Certificates for future products and indications are delayed or not issued, or if there are regulatory changes in our existing or future target markets, our commercial operations could be harmed

Our C-Scan system is a medical device that is subject to extensive regulations that are intended to assure its safety, effectiveness and compliance with applicable consumer laws. If we fail to obtain and maintain these regulatory approvals or clearances, our ability to sell our C-Scan system and generate revenues will be materially harmed.

These laws and regulations relate to the design, development, testing, manufacturing, storage, labeling, packaging, content and language of the instructions for use of the device, sale, promotion, distribution, importing and exporting, shipping, post-sale surveillance and recall from our C-Scan system’s markets, and all countries in which we intend to sell our C-Scan system apply some form of regulations of this kind. Most notably, we must comply with the Medical Devices Directive and EU Member States’ laws implementing it, and we are subject to extensive regulation in the United States by the FDA and other federal, state and local authorities.

We will be subject to audits by a Notified Body under the Medical Devices Directive. During this audit, the third-party assessor or Notified Body will examine the maintenance and implementation of our quality control system, device post-marketing vigilance system and any changes or modifications made to our products.

On May 27, 2020, the new Regulation Reg. EU No. 745/2017 on Medical Devices (Medical Devices Regulation) will become applicable and replace the existing regulatory framework for medical devices in the EU. The Medical Devices Regulation strengthens the medical devices rules in the EU. In particular, the Medical Devices Regulation will result in several medical devices being classified in higher risk classes and therefore face elevated regulatory requirements. In addition, the Medical Devices Regulation will generally elevate regulatory requirements to medical devices. As a result, it is likely that it will become more difficult to market medical devices and costs incurred for clinical evaluation, conformity assessment and post marketing surveillance will increase and such regulatory changes may adversely affect our business, financial condition and results of operations or restrict our operations.

Our failure to comply with radiation safety or radio frequency regulations in a specific country or region could impair our ability to commercially distribute and market our C-Scan   system in that country or region.

Our C-Scan system includes a small X-ray source and wireless radio frequency transmitter and receiver, and is therefore subject to equipment authorization requirements in a number of countries and regions. In the United States, the EU and Japan, authorities often require advance clearance of all radiation and radio frequency devices before they can be sold or marketed in these jurisdictions, subject to limited exceptions. Competent authorities for such additional approval requirements include the Swiss National Cooperative for the Disposal of Radioactive Waste (Nagra) and the German Federal Office for Radiation Protection (Bundesamt für Strahlenschutz, BfS).  Modifications to the approved C-Scan system design and specifications may require new or further regulatory clearances or approvals before we are permitted to market and sell a modified C-Scan system. If we are unable to obtain any required clearances or approvals from the authorities responsible for the radiation as well as the radio frequency regulations in these and other jurisdictions, the sale or use of our C-Scan system could be prevented in these countries. Any such action could negatively affect our business, financial condition and results of operations.

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

In addition, we must also comply with the EU Medical Device Vigilance System (MEDDEV 2.12/1 rev.8), which is intended to protect the health and safety of patients, users and others by establishing reporting procedures. Under this system, incidents (which are defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, may lead to or may have led to the death of a patient, or user or of other persons or to a serious deterioration in their state of health) must be reported by manufacturers through a Manufacturer’s Incident Reports to competent authorities within periods of time specified in the MEDDEV 2.12/1 rev. 8. Such incidents are evaluated and, where appropriate, information is disseminated between the competent authorities of the EU Member States. The MEDDEV 2.12/1 rev. 8 is also intended to facilitate a direct, early and harmonized establishment of Field Safety Corrective Actions, or FSCAs, across the EU Member States in which the device is being marketed. An FSCA is an action taken by a manufacturer to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. An FSCA may include device recall, modification, exchange, or destruction. FSCAs must be reported by the manufacturer or the manufacturer’s European Authorized Representative, to its customers and/or the end users of the device through a Field Safety Notice. FSCAs must also be reported to the competent authorities of the EU Member States.

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

The protection of personal data, particularly patient data, is subject to strict laws and regulations in many countries. The collection and use of personal health data in the EU is governed by the General Data Protection Regulation Reg. EU 2016/769, which became applicable on May 25, 2018, or the GDPR. The GDPR imposes a number of requirements, including an obligation to seek the consent of individuals to whom the personal data relates, the information that must be provided to the individuals, notification of data processing obligations to the competent national data protection authorities of individual EU Member States and the security and confidentiality of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the EU to the U.S. Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU Member States may result in fines and other administrative penalties and harm our business. We may incur extensive costs in ensuring compliance with these laws and regulations, particularly if we are considered to be a data controller within the meaning of the GDPR.

The adoption of healthcare reform and deficit reduction measures in the United States may adversely affect our business and financial results.

The Patient Protection and Affordable Care Act of 2010, or the PPACA, which was modified on March 30, 2010 by the enactment of the Health Care and Education Reconciliation Act of 2010, affects the way healthcare is financed by both governmental and private insurers, and significantly impacts the device industry. The PPACA is intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers, and impose additional health policy reforms. The PPACA imposes, among other things, an annual excise tax of 2.3% on any entity that manufactures or imports medical devices offered for sale in the United States beginning in 2013, resulting in an anticipated cost to the medical device industry of up to $20 billion over the next decade. We likely will be subject to the excise tax with respect to our C-Scan system if it is approved for sale in the United States. The PPACA also limits the rate of growth in Medicare payments to providers and authorizes certain voluntary demonstration projects beginning no later than 2013 around development of bundling payments for acute, inpatient hospital services, physician services, and post-acute services for episodes of hospital care. In addition, the PPACA provides for the establishment of an Independent Payment Advisory Board, or IPAB, that, beginning in 2014, could recommend changes in Medicare payments to physicians and other providers that would take effect unless Congress passes an alternative measure to achieve the same amount of savings. The IPAB has not yet been created. The PPACA also increases fraud and abuse penalties and expands the scope and reach of the Federal Civil False Claims Act and government enforcement tools, which may adversely impact healthcare companies.

There have been judicial and congressional challenges to the PPACA, as well as efforts by the Trump Administration to repeal or replace certain aspects of the PPACA . The U.S. Supreme Court heard a constitutional challenge to the PPACA and in June 2012 held that the PPACA is constitutional. However, states are allowed to opt out of the expansion of eligibility criteria for Medicaid under the PPACA and many states have chosen to do so, causing many uninsured patients to remain without coverage. In addition to the PPACA, the effect of which cannot presently be quantified given its recent enactment, various healthcare reform proposals have also emerged at the state level. We cannot predict whether future healthcare initiatives will be implemented at the federal or state level or the effect any future legislation or regulation will have on us. However, we anticipate that the PPACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and an additional downward pressure on the price that we receive for any approved product, and could adversely affect our business. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. Insurers may also refuse to provide any coverage of uses of approved products for medical indications other than those for which the FDA has granted market approvals, all of which may adversely affect our business, financial condition and results of operations, possibly materially.

Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. However, to date, the Executive Orders have had limited effect and the Congressional activities have not resulted in the passage of a law repealing or replacing the PPACA. If a law is enacted, many if not all of the provisions of the PPACA may no longer apply to prescription drugs. While we are unable to predict what changes may ultimately be enacted, to the extent that future changes affect how any future products are paid for and reimbursed by government and private payers our business could be adversely impacted.  On December 14, 2018, a federal district court in Texas ruled that the PPACA is unconstitutional as a result of the Tax Cuts and Jobs Act, the federal income tax reform legislation previously passed by Congress and signed by President Trump on December 22, 2017, that eliminated the individual mandate portion of the PPACA.  The case, Texas, et al, v. United States of America, et al., (N.D. Texas), is an outlier, and the ruling has been stayed by the ruling judge.  We are not able to state with any certainty what will be the impact of this court decision on our business pending further court action and possible appeals.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. In August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of an amount greater than $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, starting in 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If we ever obtain regulatory approval and commercialization of our C-Scan system or any future product candidates, these laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our C-Scan system or any future product candidates may be.

Although we cannot predict the full effect on our business of the implementation of existing legislation or the enactment of additional legislation pursuant to healthcare and other legislative reform, we believe that legislation or regulations that would reduce reimbursement for, or restrict coverage of, our C-Scan system or any future product candidates, could adversely affect how much or under what circumstances healthcare providers will prescribe or administer our products. This could materially and adversely affect our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market our C-Scan system or any future product candidates. In addition, we believe the increasing emphasis on managed care in the United States has and will continue to put pressure on the price and usage of pharmaceutical products, which may adversely impact any future product sales.

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

We rely on trademark protection to distinguish our products from the products of our competitors; however, if a third party is entitled to use our trademark, we could be forced to rebrand, which could result in loss of brand recognition and our ability to distinguish our products may be impaired, which could adversely affect our business.

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

Our principal offices and research and development facilities are located in northern Israel. In addition, substantially all of our employees and officers, and one of our directors, are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

During the Second Lebanon War of 2006, between Israel and Hezbollah, a militant Islamic movement, rockets were fired from Lebanon into Israel, including into the Haifa area, where our facility is located, causing casualties and major disruption of economic activities in northern Israel. An escalation in tension and violence between Israel and the militant Hamas movement (which controls the Gaza Strip) and other Palestinian Arab groups, culminated with Israel’s military campaign in Gaza in December 2008, in November 2012 and again in July and August 2014 in an endeavor to prevent continued rocket attacks against Israel’s southern towns, as well as other tension and violence between Israel and Palestinian Arab groups and individuals. It is unclear whether any negotiations that may occur between Israel and the Palestinian Authority will result in an agreement. In addition, Israel faces threats from more distant neighbors, in particular, Iran, an ally of Hezbollah and Hamas, and the militant group known as the Islamic State of Iraq and Syria.

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

Our operations could also be disrupted by the obligations of personnel to perform military service. As of December 31, 2018, we had 56 employees and independent contractors, all of whom were based in Israel. Some of these employees may be called upon to perform up to 54 days in each three year period (and in the case of military officers, up to 84 days in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists and it is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

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

We have received grants from the Government of the State of Israel through the IIA (formerly the OCS) for the financing of a portion of our research and development expenditures pursuant to the Innovation Law and related regulations and guidelines. As of December 31, 2018, we had received funding from the IIA in the aggregate amount of approximately $5.3 million.  As of December 31, 2018, we had not paid any royalties to the IIA and had a contingent obligation to the IIA in the amount of approximately $5.6 million. In December 2018, we applied for an additional IIA grant, and our application was rejected. We may apply for additional IIA grants in the future; however, there is no assurance that such applications will be approved in the amount requested or at all. Furthermore, the funds available for IIA grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future.  We cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

Under the terms of the Innovation Law as currently in effect, products developed with IIA grants are required to be manufactured in Israel, unless approval for transferring such manufacturing outside Israel is received from the IIA (however, only a notice to the IIA, as opposed to approval, is required for the transfer outside Israel of up to 10% of the manufacturing). Such approval may be provided by the IIA in connection with the approval of the grant application itself (as we requested in certain of our grant applications), in which case the royalty repayment rate is increased, typically by 1%, with respect to any such approved percentage.  If manufacturing of IIA-funded products is transferred outside Israel (following IIA approval) in excess of the percentage approved by the IIA in connection with the grant approval, then the royalty repayment rate is increased by 1% and the royalty repayment amount with respect to such products may be increased to up to three times the amount of the grants received, depending on the percentage manufactured outside Israel (plus accrued interest).  IIA prior approval is also required for the transfer of IIA-funded know-how to a third party outside of Israel (including by way of license), which we may not receive (and any such approval would typically be subject to payment of a redemption fee, calculated according to a formula under the Innovation Law, which may be in the amount of up to six times the amount of the grants received, plus accrued interest). We are exploring whether certain components of our C-Scan system can be assembled outside of Israel. In particular, we are continuing to explore whether it would be possible to assemble the capsule without the X-ray source in Israel, and have the X-ray source subsequently assembled into our C-Scan system at a reactor site or at a distribution center outside Israel.  Even following the full repayment of any IIA grants, we must nevertheless continue to comply with the requirements of the Innovation Law and related regulations and guidelines. The foregoing restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

If we fail to comply with any of the conditions and restrictions imposed by the Innovation Law and related regulations and guidelines, or by the specific terms under which we received the grants, we may be required to refund any grants previously received together with interest and penalties, and, in certain circumstances, may be subject to criminal charges.

Your rights and responsibilities as a shareholder are governed by Israeli law, which differ in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary shares are governed by our amended articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and certain related party transactions requiring shareholder approval under Israeli law. In addition, a controlling shareholder of an Israeli company or a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company or has other powers towards the company, has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

It may be difficult to enforce a judgment of a U.S. court against us, certain of our officers and directors or the Israeli experts named in this Annual Report in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on certain of our officers and directors and these experts.

We are incorporated in Israel. All of our executive officers, one of our directors and our Israeli experts, reside in Israel, and substantially all of our assets and a substantial portion of the assets of these persons are located in Israel. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

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

Risks Related to Ownership of our Ordinary Shares

Our corporate actions are significantly influenced by our principal shareholders, who have the ability to exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ordinary shares and materially reduce the value of your investment.

Based on recently filed Section 13 filings and a Non-Objecting Beneficial Owner list, each of our four largest shareholders beneficially owned approximately 9%, 8%, 8% and 7% of our ordinary shares, respectively, representing in the aggregate 32% of our ordinary shares. As a result, such shareholders may be able to significantly influence the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors (which has the authority to direct our business and to appoint and remove our officers), approving or rejecting any proposed merger or consolidation of our company and amending our articles of association (which govern the rights attached to our ordinary shares). The interests of our principal shareholders may not always be aligned with those of our other shareholders. In addition, conflict of interests may exist or occur between our principal shareholders. Any material conflicts of interests between our major shareholders and other stakeholders may have a material adverse effect on our business, financial condition and results of operations.  Furthermore, these parties’ significant interest in us may discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ordinary shares. As a result of the foregoing, the value of your investment could be materially reduced.

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

Section 404 of the Sarbanes-Oxley Act requires the management of public companies to conduct an annual review and evaluation of their internal controls and to obtain an attestation report from their registered public accounting firm regarding the effectiveness of internal controls. However, so long as we qualify as an emerging growth company, we will be exempt from the auditors’ attestation requirement under Section 404 of the Sarbanes-Oxley Act. We would no longer qualify as an emerging growth company at such time as described in the risk factor below.

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

Nasdaq has established certain standards for the continued listing of a security on the Nasdaq Capital Market.  The standards for continued listing include, inter  alia, that the minimum bid price for the listed securities be at least $1.00 per share. Under these rules, a security is considered deficient if it fails to achieve at least a $1.00 closing bid price for a continuous period of 30 business days. On January 18, 2018, we received a notification from Nasdaq stating that the bid price for our ordinary shares had closed below the minimum $1.00 per share for 30 consecutive business days, which is not in compliance with the Nasdaq rules for continued listing. We were provided by Nasdaq with a compliance period of 180 calendar days (i.e., until July 17, 2018) in which to regain compliance pursuant to Nasdaq Listing Rules. In order to regain compliance, on April 2, 2018, our shareholders approved a reverse share split of our ordinary shares within a range of 1:8 to 1:12, the exact ratio to be determined by further action of our Board of Directors, to be effective on a date to be determined by our Board of Directors and announced by us, and to amend our Articles of Association accordingly. On April 2, 2018, our Board approved a reverse share split of our ordinary shares at a ratio of 1-for-12, effective as of April 4, 2018. On April 18, 2018, Nasdaq provided confirmation that we regained compliance with the minimum bid price listing requirements.

If we are delisted from Nasdaq, our ordinary shares may be eligible for trading on an over-the-counter market in the United States. In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our ordinary shares, it may be extremely difficult or impossible for shareholders to sell their ordinary shares in the United States. Moreover, if we are delisted from Nasdaq, but obtain a substitute listing for our ordinary shares in the United States, it will likely be on a market with less liquidity, and therefore, experience potentially more price volatility than experienced on Nasdaq. Shareholders may not be able to sell their ordinary shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if our ordinary shares are delisted from Nasdaq, the price of our ordinary shares is likely to decline. A delisting of our ordinary shares from Nasdaq could also adversely affect our ability to obtain financing for our operations and/or result in a loss of confidence by investors, or employees.

While we currently qualify as an “emerging growth company” under the JOBS Act, we will cease to be an emerging growth company on or before the end of 2020, and at such time our costs and the demands placed upon our management will increase.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from reporting requirements applicable to other public companies that are not emerging growth companies. We will continue to be deemed an emerging growth company until the earliest of (i) the last day of the fiscal year in which our annual gross revenues exceed $1.07 billion (as indexed for inflation); (ii) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (iv) the date on which we are deemed to be a ‘large accelerated filer,’ as defined by the U.S. Securities and Exchange Commission, which would generally occur upon our attaining a public float of at least $700 million. Once we lose emerging growth company status, we expect the costs and demands placed upon our management to increase, as we will be required to comply with additional disclosure and accounting requirements.

We are a foreign private issuer and, as a result, we are not be subject to U.S. proxy rules and are subject to the Securities Exchange Act of 1934 reporting obligations that, to some extent, are more lenient and less frequent than those applicable to a U.S. issuer.

We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. We intend to furnish quarterly reports to the SEC on Form 6-K for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act, although the information we furnish may not be the same as the information that is required in quarterly reports on Form 10-Q for U.S. domestic issuers. In addition, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual reports on Form 10-K within 90 days after the end of each fiscal year, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation FD (Fair Disclosure), aimed at preventing issuers from making selective disclosures of material information. Although we intend to make interim reports available to our shareholders in a timely manner, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer, we are permitted, to follow, and follow certain home country corporate governance practices instead of otherwise applicable Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the Nasdaq Stock Market for domestic U.S. issuers.  For instance, we follow home country practice in Israel with regard to, among other things, director nomination procedures, the approval of compensation of officers and quorum requirements at general meetings of our shareholders. In addition, we intend to follow our home country law instead of the Listing Rules of the Nasdaq Stock Market that require us to obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on Nasdaq may provide less protection to you than what is accorded to investors under the Listing Rules of the Nasdaq Stock Market applicable to domestic U.S. issuers.

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

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses, including personnel and facilities related expenses, are incurred in NIS. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or, if the NIS instead devalues relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. The Israeli rate of inflation has not had a material adverse effect on our financial condition during the years 2018, 2017 and 2016.  In addition, we expect to incur operating expenses denominated in Euros, and therefore, our operating results are also subject to fluctuations due to changes in the U.S. dollar/Euro exchange rate. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS, the Euro and other foreign currencies against the U.S. dollar. While we have recently begun to engage in currency hedging arrangements, these measures may not adequately protect us from fluctuations in the exchange rates of the NIS, the Euro and other foreign currencies in relation to the U.S. dollar (and/or from inflation of such foreign currencies), and involve costs and risk of their own.

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

Our stock price has been subject to considerable fluctuation since our initial public offering in February 2015, with the closing price per share having varied from a low of $1.62 to a high of $70.56, and may be subject to fluctuation in the future. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their securities at or above the purchase price. The market price for our ordinary shares on the Nasdaq Capital Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, among others:

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

We have broad discretion in how we use the net proceeds from our financings, and we may not use these proceeds effectively.

Our management has broad discretion as to the application of the net proceeds of our financings. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our profitability or our market value.

Risks Related to Taxation

There is a risk that we could be treated as a domestic (U.S.) corporation for U.S. federal income tax purposes by reason of the transactions related to our acquisition of all of the business operations and substantially all of the assets of Check-Cap LLC on May 31, 2009 (hereinafter sometimes referred to as the “reorganization”) .

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

Our manufacturing facilities in Israel may qualify as a “Benefited Enterprise” under the Israeli Law for Encouragement of Capital Investments, 5719-1959, which would entitle us to receive certain tax benefits. In order to be eligible for such benefits, we would be required to meet certain conditions, including the making of a minimum capital investment in our productive assets and the carrying on of a required portion of our manufacturing in Israel. The amount of the benefit will be determined in accordance with various conditions, including the location of our property, plant and equipment and the location of certain of our sub-contractors. If we cease to meet the required conditions for eligibility, the tax benefits could be cancelled and we could be required to pay increased taxes or to refund the amounts of the benefits received with interest and penalties. We can provide no assurance as to the amount of future capital investment in our productive assets, our future manufacturing location and the future location of our property, plant and equipment and certain of our sub-contractors, and therefore, we cannot provide assurance that we will be eligible for such tax benefits or assurance as to the amount of such tax benefits. Even if we continue to meet the relevant requirements, the tax benefits that Benefited Enterprises receive may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we would be required to pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. See Item 10E “Additional Information—Taxation—Israeli Tax Considerations and Government Programs—Law for the Encouragement of Capital Investments, 5719-1959” for additional information concerning these tax benefits.

There is a risk that we may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (including our pro rata share of the gross income of our 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our pro rata share of the assets of our 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in Item 10E “Additional Information—Taxation—U.S. Federal Income Taxation—General”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of our securities or the receipt of certain excess distributions from us and may be subject to additional reporting requirements. We believe that we were a PFIC for the taxable year ended December 31, 2018 and may be a PFIC for the taxable year ending December 31, 2019.  Our actual PFIC status for our current taxable year or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our taxable year ending December 31, 2019 or any subsequent taxable year.

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

We use our website (http://www.check-cap.com) as a channel of distribution of company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this Annual Report.

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

Our C-Scan Cap is swallowed and propelled by natural motility through the gastrointestinal tract and excreted naturally with no need for retrieval for data collection. Unlike other existing CRC screening methods, this process should not disrupt a patient’s normal activities or require fasting. Our C-Scan Cap employs ultra-low-dose X-rays, which allow the C-Scan system to image the interior lining of the colon even when surrounded by intestinal content. As such, we believe that patients using our C-Scan system will not be required to undergo any prior bowel preparation.

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

In September 2017, we completed a multi-center study of the C-Scan system in support of CE Mark submission.  The objective of the study was to assess safety and the clinical performance of the C-Scan system in detecting patients with polyps. The three-center trial enrolled 66 patients, with a mean age of 59 years. Following capsule ingestion, subjects swallowed small doses of contrast agent and fiber supplements with each meal throughout capsule passage. Average capsule transit time was 52±32 hours, and the average total X-ray dose was 0.05 mSv (CT colonography effective dose is ~ 6.0 mSv).  No bowel preparation, sedation, or change in diet was required.  Both confirmatory colonoscopy, performed by an independent investigator, and C-Scan review, performed by a central review group, were blinded to results. The study demonstrated a 44% sensitivity in the 45 subjects included in the analysis for polyps, with specificity (ability to correctly identify lack of polyps) of 89%.  Sensitivity strongly correlated (R-squared = 0.98) to the percentage of the colon scanned.  Sensitivity was 78% (p<0.05) and 100% (p<0.05) for subjects where greater than 50% and 70% of the colon was scanned, respectively.  Specificity was consistent for all subjects.

In the fourth quarter of 2017, we initiated a clinical study for the purpose of introducing an advanced version of the C-Scan system, Version 3 (formerly referred to as Advanced C-Scan system), which incorporates the latest algorithms and system optimization and tailors scanning of the colon to the patient’s natural colonic movements to maximize the amount of the colon that is tracked and imaged.  Evaluable results of 21 patients showed average colon imaging coverage of 64%, a 40% improvement over 46% average colon imaging coverage in the multi-center study. Sensitivity was 78% (p<0.05) for subjects with greater than 50% colon imaging coverage and 100% (p<0.05) for subjects with greater than 70% colon imaging coverage. Specificity  was consistent at around 89%.

Following our certification to ISO 13485:2016 by our Notified Body, and completion of our multi-center clinical study and achievement of compliance with the requirements of the Medical Devices Directive, in September 2017, we submitted a request for CE marking for the marketing and sale of our C-Scan system in the European Union.  We received the CE Mark approval on January 9, 2018.  In September 2018, we received approval from the Medical Devices and Accessories Division of the Israeli Ministry of Health, or AMAR, for the marketing and sale of C-Scan system in Israel, which was valid until February 28, 2019. We have submitted a request to the Israeli Ministry of Health for the extension of the AMAR approval, which is currently pending.

During the first quarter of 2018, we initiated a multi-center EU post-approval study using our C-Scan system Version 3 for the purpose of collecting additional evidence of clinical effectiveness and clinical utility to support market adoption. In September 2018, we announced interim results from our ongoing post-CE approval study of our C-Scan® System Version 3, demonstrating 76% sensitivity (P=0.0038) and 80% specificity, and we expect to announce final results in the second quarter of 2019.

We conducted pre-submission meetings with the FDA during the period of December 2016 and February 2017 for the purpose of receiving feedback on the regulatory pathway for our system in the United States. We also sought feedback on a proposed protocol for a feasibility or pilot study, the primary purposes of which is to establish the safety of the C-Scan system and evaluate user compliance and satisfaction. In December 2018, we received from the FDA conditional approval of our IDE application to initiate a U.S. pilot study of the C-Scan system and received final approval from the FDA in February 2019. The U.S. pilot study (NCT03735407) is a single-arm study enrolling up to 45 subjects considered to be of average risk for polyps and colon cancer. The study will evaluate the safety, usability, and subject compliance of the C-Scan system.

Following successful completion of the pilot study, receipt of required approvals and available capital, we plan to initiate during 2020, a pivotal study in the United States to (i) demonstrate device safety as evidenced by a lack of device-related serious adverse events; and (ii) provide efficacy data concerning our C-Scan system’s performance. We anticipate that FDA approval for the pivotal study will be subject to our providing sufficient clinical data from previous clinical studies, which may include the multi-center clinical feasibility study, the multicenter safety and clinical performance study, and U.S. pilot study. However, there can be no assurance that we will receive approvals for the pivotal study to be conducted in the United States.

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

Following and subject to the successful completion of our pivotal trial and available capital, our current strategy is to submit a direct de novo reclassification petition, which we anticipate submitting in 2021, for initial FDA approval for the marketing of our C-Scan system in the United States. Direct de novo reclassification typically takes at least 9 to 12 months from filing to clearance. If the FDA determines that our C-Scan system is not a candidate for de novo reclassification, it will require approval of the device for market through the PMA process. The PMA pathway is much more costly and uncertain than the 510(k) clearance process or de novo reclassification, and generally takes at least 12 to 18 months, or even longer, from the time the application is filed with FDA to ultimate approval.

Since our formation, we have not generated any revenue. We do not anticipate generating any revenue for the foreseeable future and we do not yet have any specific launch dates for our product. We incurred net losses of $10.6 million in 2018, $9.8 million in 2017 and $8.8 million in 2016.  As of December 31, 2018, we had an accumulated deficit of $63.3 million and a total shareholders’ equity of $13 million.

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

The Radiation Safety Division of the Soreq Nuclear Research Center found, as set forth in its report of November 2010 that was prepared at our request and based on the information provided by us and the relevant methods and principles known at such time, or the Report, that the radiation dose to the patient in the proposed screening procedure utilizing the scanning device developed by us at that time in routine operation and normal conditions is low relative to the radiation dose involved in conventional imaging procedures using X-rays (such as fluoroscopy and CT) and is also low when compared to the radiation dose involved in established screening procedures such as mammography, all as more fully described in the Report. In addition, Michael S. Gossman, M.S., DABR, FAAPM, FACR, the Chief Medical Physicist in Radiation Oncology and Radiation Safety Officer, Regulation Directive Medical Physics, concluded, as set forth in his report dated November 14, 2018 that was prepared at our request and submitted to the FDA in connection with the IDE application for the U.S. pilot study, following analysis of both normal capsule transit and extreme conditions, that the C-Scan system is safe for medical diagnostics and exposes patients to very low dose radiation during normal operation and that even in extreme and unlikely scenarios, patient exposure to radiation is unlikely to cause severe harm to patients undergoing the C-Scan procedure.

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

Our goal is to become a leading supplier of CRC screening technology and to establish our technology as a leading CRC screening method. Key elements of our strategy include:

•
seeking to obtain regulatory approvals for the sale of our C-Scan system initially in the United States and Japan following receipt of CE marking for the marketing and sale of our C-Scan system in the European Union;

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

C-Scan Cap

C-Scan Cap is an X-ray scanning capsule, designed to measure, collect and transmit structural information, and is comprised of the following components:

•	X-ray Source – Including radioactive material sealed in a cylindrical housing.

•	Collimator – Radiation shield around the source, which absorbs most of the radiation. Several radial holes enable emission of radiation in defined directions.

•	X-ray Sensor – Comprised of several solid state X-ray detectors for measuring the scattered radiation intensity.

•	Tilt Sensor – Indication of capsule motion (3D acceleration).

•	Rotation Motor – For rotating the collimator and X-ray Source.

•	Compass sensor – Indication of true north (reference coordinate system).

•	Pressure sensor – indicating the hydrostatic pressure inside the colon.

•	Source Concealment Mechanism – Conceals the source inside the radiation shield.

•	R-T – Radio frequency transceiver device to communicate with the receiver.

•	Batteries – Electrical power supply for the capsule.

•	Memory – Data storage. The capsule should be able to store up to an hour of measured data.

•	C-Scan Track Coil – Transmits a continuous electromagnetic field utilized by an external localization system to track 3D position.

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

The C-Scan Track is comprised of the following components:

•	Sticker Housings – Biocompatible and water-resistant stickers and housing integrating all functional components, attached to the patient’s back, enabling five days of continuous operation.

•	Recorder – Consists of receiver electronics embedded software and nonvolatile memory.

•	Antennas – Radio frequency antennas are embedded into the sticker housings and used to communicate with the capsule.

•	Activation/Deactivation Circuit – Used to activate/deactivate the C-Scan Track through a specialized protocol.

•	UI Indicators – Provides user with vocal and vibration indication as required.

•	PCB – Electronics’ printed circuit boards.

•	Microcontroller – Runs embedded software, logic that manages the C-Scan Track and SCA.

•	RF Transceivers – Several transceivers used to communicate with the capsule.

•	TILT/Compass Sensors – To determine the patient’s body movements.

•	Batteries – Electrical power supply for the C-Scan Track.

•	Memory – Non-volatile data storage to store data acquired by the system.

Image for illustration purpose only

C-Scan View

C-Scan View is a specialized, user friendly, personal computer-based software package designed to retrieve and process clinical data from the C-Scan Track and to reconstruct and produce 3D visualization and 2D maps of the colon’s inner surface. The C-Scan Track is comprised of the following software components:

•	Communication Driver Software – to communicate with the C-Scan Track and retrieve collected data following procedure completion.

•	Data Processing Software – to process and reconstruct clinical data into a 3D structure.

•	Data Display and Management Software – includes the following functions:

○	3D visualization and 2D maps of the reconstructed colon surface.

○	Annotation tools.

○	Registration of patient and capsule data and management of the patient database.

○	Report – to enable generation of clinical results report out.

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
Index
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
0.02
0.04
0.06
0.08
0.1
0.12
0.14
0.16
0.18
0.2
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9

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

Following the initial proof of concept, we performed a series of studies in order to evaluate the feasibility and preliminary safety of our technology. All studies were performed in pigs ranging from 60 to 90 kg. Pigs, which are commonly used in gastrointestinal studies, were selected as the animal model for preliminary evaluation of our C-Scan system based on the resemblance of the porcine colon size and morphology to the human colon. However, there are marked differences between the colon of pigs and that of humans. The pig colon is much longer and has a larger diameter, in addition to other anatomical differences. In the pig model, the pressure waves of peristalsis are believed to be more frequent and shorter than in humans. As a result, we believe that colon content movement is substantially slower and more frequent in pigs than in humans. In these studies, we did not intend to collect statistically significant data; hence, the tests were repeated a limited number of times until adequate data was collected.

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

XRF CMT Fused | XRF CMT Fused

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

Check-Cap

ROC (Receiver operating characteristic):Case3slices
Fused
CMT
XRF
TP%
FP%
0
20
40
60
80
100
0
10
20
30
40
50
60
70
80
90
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

We completed a limited, single-center, feasibility study at Rambam Medical Center, Haifa, Israel to assess the motility of a non-scanning capsule in healthy subjects. The objective of the study was optimizing the daily routine of the subjects in order to shorten the transit time of our capsule. 15 subjects participated and swallowed a capsule with the same weight and dimensions as our current C-Scan capsule. No adverse events were reported and all capsules were retrieved. A structured daily routine determined the timing of the following: capsule ingestion, the subjects’ daily meals, the contrast agent ingestion and one evening dose of 10 mg of Bisacodyl, and all subjects continued their regular active lifestyles (such as work and exercise). The average transit time of the capsule in the 15 subjects was approximately 38 ± 19 hours, which is comparable to the average transit time of our capsule in subjects participating in the multi-center feasibility study, in which the participants do not ingest a daily dose of Bisacodyl, and participants are released to their homes and continue their regular lifestyles during the study.

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

In September 2017, we completed a multi-center study of the C-Scan system in support of CE Mark submission. The objective of the study was to assess safety and the clinical performance of C-Scan in detecting patients with polyps. The three-center trial enrolled 66 patients, with a mean age of 59 years. Following capsule ingestion, subjects swallowed small doses of contrast agent and fiber supplements with each meal throughout capsule passage. Average capsule transit time was 52±32 hours, and the average total X-ray dose was 0.05 mSv (CT colonography effective dose is ~ 6.0 mSv). No bowel preparation, sedation, or change in diet was required. Both confirmatory colonoscopy, performed by an independent investigator, and C-Scan review, performed by a central review group, were blinded to results.  The study demonstrated a 44% sensitivity in the 45 subjects included in the analysis for polyps, with specificity (ability to correctly identify lack of polyps) of 89%. Sensitivity strongly correlated (R-squared = 0.98) to the percentage of the colon scanned. Sensitivity was 78% (p<0.05) and 100% (p<0.05) for subjects where greater than 50% and 70% of the colon was scanned, respectively. Specificity was consistent for all subjects.

In the fourth quarter of 2017, we initiated a clinical study for the purpose of introducing an advanced C-Scan version with improved colon scan coverage, Version 3 (formerly referred to as Advanced C-Scan system), which incorporates the latest algorithms and system optimization and tailors scanning of the colon to the patient’s natural colonic movements to maximize the amount of the colon that is tracked and imaged.  Evaluable results of 21 patients showed average colon imaging coverage of 64%, a 40% improvement over 46% average colon imaging coverage in the multi-center study. Sensitivity was 78% (p<0.05) for subjects with greater than 50% colon imaging coverage and 100% (p<0.05) for subjects with greater than 70% colon imaging coverage. Specificity was consistent at around 89%.

During the first quarter of 2018, we initiated a multi-center EU post-approval study using our C-Scan system Version 3 for the purpose of collecting additional evidence of clinical effectiveness and clinical utility to support market adoption. The objective of the study is to assess safety and clinical performance of the C-Scan system Version 3 in detecting patients with polyps. In September 2018, we announced interim results on 31 evaluable patients. The C-Scan system Version 3, equipped with improved algorithms, demonstrated a sensitivity (ability to correctly identify polyps) of 76% (P=0.0038), with specificity (ability to correctly identify lack of polyps) of 80% for polyp detection, when using the full patient population with a gender-based analysis. Confirmatory colonoscopy and C-Scan system results analysis were performed by independent expert investigators who were blinded to corresponding test’s results. Improvements to the C-Scan system Version 3 include better scan imaging density, 2D/3D imaging and a new motility analysis algorithm that was recently tested during two years of continued clinical study.  We expect to announce final results in the second quarter of 2019.

In December 2018, we received from the FDA conditional approval of our IDE application to initiate a U.S. pilot study of the C-Scan system, and received final approval from the FDA in February 2019. The U.S. pilot study (NCT03735407) is a single-arm study enrolling up to 45 subjects considered to be of average risk for polyps and colon cancer. The study will evaluate the safety, usability, and subject compliance of the C-Scan system.

Research and Development

Our research and development strategy is centered on developing our C-Scan system. Our research and development team is located at our facilities in Isfiya, Israel, and consists of 34 individuals employed on a full-time basis and 6 individuals on a part-time basis as of March 1, 2019.

We have received grants from the Government of the State of Israel through the IIA (formerly the OCS) for the financing of a portion of our research and development expenditures pursuant to the Innovation Law and related regulations and guidelines. As of December 31, 2018, we had received funding from the IIA in the aggregate amount of approximately $5.3 million and had a contingent obligation to the IIA in the amount of approximately $5.6 million. As of December 31, 2018, we had not paid any royalties to the IIA.  We may apply for additional IIA grants in the future; however, there is no assurance that such applications will be approved in the amount requested or at all.  Furthermore, the funds available for IIA grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future.  We cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

We incurred approximately $7.6 million, $6.8 million, and $5.5 million in research and development expenses, net (after deducting participation by others and government grants) for the years ended December 31, 2018, 2017 and 2016, respectively. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Operations Overview—Research and Development Expenses, Net.”

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

As of December 31, 2018, we had 36 granted patents (not including separate validations in Europe), 1 allowed patent application and 23 pending patent applications worldwide relating to various elements and functions of our products and related enhancements. We have submitted patent applications covering our technology in the United States, member states of the European Patent Organisation, Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan and South Korea. We have received patent grants for our core patent by the United States Patent and Trademark Office as well as from the European Patent Office, Australia, China, Hong Kong, Israel, India, Canada, South Korea and Japan.  We also filed patent applications describing the use of our technology in several other medical applications.

Our registered U.S. Patent Number 7,787,926 discloses an ingestible capsule with a radiation source and radiation detectors that, when used in conjunction with a radio opaque contrast agent, is adapted to detect clinically relevant findings in the colon. Utilizing X-ray fluorescence and Compton back scatterings, the capsule is able to measure the distance between the capsule and the colon wall and to distinguish between gas, intestinal contents, and clinically significant findings in the gastrointestinal tract.  If the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended patent term for this patent will expire on August 28, 2026.

A second PCT patent application (PCT/IL2008/000163), granted in Europe, Israel, United States, Australia, India, China, Canada and Hong Kong, discloses additional features such as a rotating collimator and improved scanning mechanisms, the capability to determine tissue density to differentiate between different types of polyps, as well as the capability to determine capsule movement in the colon. If the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended patent term for all national phases will expire on February 6, 2028, other than the U.S. patent that will expire on April 4, 2030.

Another PCT application (PCT/IL2011/000462), which is pending in Brazil in the PCT national-phase and granted in Europe, Israel, United States, Canada, Australia and South Korea, discloses a number of alternate fail safe concealment mechanisms that can be utilized in the capsule to ensure that the X-ray source is blocked when the capsule is not scanning and is open when it is scanning, allowing the capsule to image the colon. The fail-safe feature ensures that in the event of power failure, the radiation source is blocked and X-rays do not escape. If the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended patent term for all national phases will expire on June 9, 2031, other than the U.S. patent that will expire on July 5, 2032.

In another PCT patent application (PCT/IL2008/000765), which was granted in the United States, Europe, Israel and Japan, we disclose an imaging catheter that utilizes X-ray fluorescence, Compton back scattering and electron back scattering. The imaging catheter is designed for use in cardiac applications as well as intra-operative imaging applications such as imaging inside blood vessels where optical imaging cannot be performed because of obscuring circumstances. If the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended patent term for all national phases will expire on June 4, 2028, other than the U.S. patent that will expire on July 28, 2028.

While our policy is to obtain patents by application, to maintain trade secrets and to seek to operate without infringing on the intellectual property rights of third parties, technologies related to our business have been rapidly developing in recent years. Additionally, patent applications that we may file may not result in the issuance of patents, and our issued patents and any issued patents that we may receive in the future may be challenged, invalidated or circumvented. For example, we cannot predict the extent of claims that may be allowed or enforced in our patents nor be certain of the priority of inventions covered by pending third-party patent applications. If third parties prepare and file patent applications that also claim technology or therapeutics to which we have rights, we may have to partake in proceedings to determine priority of invention, which could result in substantial costs to us, even if the eventual outcome is favorable to us. Moreover, because of the extensive time required for clinical development and regulatory review of a product we may develop, it is possible that, before our C-Scan system can be commercialized, related patents will have expired or will expire a short period following commercialization, thereby reducing the advantage of such patent. Loss or invalidation of certain of our patents, or a finding of unenforceability or limited scope of certain of our intellectual property, could have a material adverse effect on us. See “Item 3D “Key Information—Risk Factors—Risks Related to Our Intellectual Property.”

In addition to patent protection, we rely on trade secrets, including unpatented know-how, technology innovation, drawings, technical specifications and other proprietary. We also rely on protection available under trademark laws, and hold the following registered trademarks in the United States and Hong Kong: “CHECK CAP”, CHECK CAP (logo), “C-Scan” and C-Scan (logo) and the following registered trademarks in the European Union: CHECK CAP (logo), “C-Scan” and C-Scan (logo), and the following trademark applications are pending in China: “CHECK CAP”, CHECK CAP (logo), “C-Scan” and C-Scan (logo).

Competition

Competition for our C-Scan system comes from traditional well-entrenched manufacturers of tests and equipment for CRC screening, such as colonoscopy, sigmoidoscopy, CTC, optical capsule endoscopy, FOBTs and FITs. The principal manufacturers of equipment for optical colonoscopy and sigmoidoscopy include Olympus, Pentax, Hoya and Fuji Film. The principal manufacturers of equipment for CTC include General Electric Healthcare Systems, Siemens Medical Solutions, Philips Medical Systems Ltd. and Toshiba Corporation.  The principal manufacturer of equipment for optical capsule endoscopy includes Medtronic plc.  All of these companies have substantially greater financial resources than we do, and they have established reputations as well as worldwide distribution channels for providing medical instruments to physicians.

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

•
following the receipt of CE Mark of conformity to protection standards for sale of the C-Scan system in the European Union, we may need to obtain additional regulatory approvals in certain local jurisdictions in the European Union before we can commence marketing and sale of our C-Scan system and will need to obtain the requisite regulatory approvals in the United States, Japan and other markets where we plan to focus our commercialization efforts;

•	we need to raise an amount of capital sufficient to complete the development of our technology, obtain the requisite regulatory approvals and commercialize our current and future products;

•	we need to obtain reimbursement coverage from third-party payors for procedures using our C-Scan system;

•	we need to scale-up our manufacturing capabilities of our C-Scan system in commercial quantities at an adequate quality and at an acceptable cost; and

•	we need to establish and expand our user base while competing against other sellers of capsule endoscopy systems as well as other current and future CRC screening technologies and methods.

Our ability to operate our business and achieve our goals and strategies is subject to numerous risks as described more fully in “Risk Factors.”

Subject to our receipt of regulatory approvals, available capital, and engagement with strategic partners, we plan to initiate commercialization of our C-Scan system during the second half of 2019 in selected markets in Europe and Israel. We intend to target major markets in Europe. In these markets, we are planning to work with strategic partners and/or local distributors who are active in the gastroenterology field and who have already demonstrated excellent performance in introducing new and innovative technologies.

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

Subject to the successful completion of our clinical trials and the receipt of our initial FDA clearance/approval, we expect to launch the product in the U.S. market, where we will consider setting up our own sales force or aligning with a strategic partner. Initially, we are planning to sell our C-Scan system to the private sector. Simultaneously, we intend to work intensively to obtain reimbursement by Medicare and private insurers within the shortest possible time frame.

Subject to local regulatory approval, we also intend to market our C-Scan system in key markets in Asia. Initial efforts are expected in Japan, in view of its developed CRC screening market.

Manufacturing and Suppliers

Our manufacturing operations are conducted at a facility located in Isfiya, Israel. We lease approximately 900 square meters at this facility under a lease agreement expiring on May 31, 2022. We have the right to terminate the agreement at any time, upon as least 60 days prior written notice. We currently have sufficient space to manufacture our C-Scan system for the clinical studies, but have limited resources, facilities and experience in commercially manufacturing large quantities of our C-Scan system and software application to meet the demand we expect from our expanded commercialization efforts. We expect to face certain technical challenges as we increase manufacturing capacity, including, among others, logistics associated with the handling of radioactive materials, equipment design and automation, material procurement, lower than expected yields and increased scrap costs, as well as challenges related to maintaining quality control and assurance standards, while maintaining commercially efficient pricing for our C-Scan system. Our production objective is to establish a scalable capacity in order to meet such expanded demand for our C-Scan system and market expansion. If we are unable to scale our manufacturing capabilities to meet market demand, our growth could be limited and our business, financial condition and results of operations could be materially adversely affected.

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

In July 2016, we entered into an agreement with GE Healthcare to develop and demonstrate proof of principle of the process for high-volume manufacturing for the production of the X-ray source and its assembly into our C-Scan capsule. The agreement was amended in November 2017 in order to further our manufacturing collaboration with GE. The agreement involves GE’s final assembly, packaging and shipping of C-Scan capsules, initially to support our U.S. pilot trial that we initiated in March 2019.  We will supply GE with supporting calibration and final assembly methodology and equipment.

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

We have received grants from Government of the State of Israel through the IIA (formerly the OCS) for the financing of a portion of our research and development expenditures pursuant to the Innovation Law and related regulations and guidelines. The terms of the IIA grants subject us to certain restrictions relating to the transfer of the manufacturing of IIA-funded products outside Israel and the transfer of IIA-funded know-how outside Israel. We are exploring whether certain components of our C-Scan system can be assembled outside of Israel. In particular, we are continuing to explore whether it would be possible to assemble the capsule without the X-ray source in Israel, and have the X-ray source subsequently assembled into our C-Scan system at a reactor site or at a distribution center outside Israel. Even following the full repayment of any IIA grants, we must nevertheless continue to comply with the requirements of the Innovation Law and regulations and guidelines thereunder. The foregoing restrictions may impair our ability to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. See “Risk Factors – Risks Related to Our Operations in Israel –Pursuant to the terms of the Israeli government grants we received for research and development expenditures, we are obligated to pay certain royalties on our revenues to the Israeli government. The terms of the grants require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events.”

We currently depend on single source suppliers for some of the components necessary for the production of our C-Scan system. For example, for the current version of the C-Scan system used in clinical trials, we currently have a single supplier for the motor used to rotate the collimated X-ray source in our C-Scan system and for each of the customized X-ray detectors, X-ray source and batteries used in our C-Scan system. There are a limited number of manufacturers worldwide who are capable of manufacturing the motor and the customized X-ray detectors and X-ray source that we currently use in our C-Scan system. In addition, the ASIC residing in our C-Scan system is currently manufactured for us by a single FAB. However, there are many alternative FABs worldwide and the design of our current ASIC could be adapted in the event it became necessary to use an alternative FAB.  Furthermore, we do not currently have written contracts with all of such suppliers.   While our current suppliers have been able to supply the required quantities of such components to date, if the supply of these components is disrupted or terminated or if our current suppliers are unable to supply required quantities of components, we may not be able to find alternative sources for these key components in a timely manner. Although we are planning to maintain strategic inventory of key components, the inventory may not be sufficient to satisfy the demand for our C-Scan system if such supply is interrupted, or subject to risk of loss due to catastrophic events such as a fire at our storage facility.  In addition, to partially mitigate the risks of reliance on single source suppliers, we are seeking alternate manufacturers for some of our components which requires us to dedicate significant resources and investment. There can be no assurance that we will be successful in seeking alternate suppliers.  As a result of the foregoing, we may be unable to meet the demand for our C-Scan system, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation. If we are required to change the supplier of any of these key components, there may be a significant delay in locating a suitable alternative manufacturer. In addition, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with FDA and other applicable quality standards and with all applicable regulations and guidelines. For example, our agreement with the supplier of the X-ray source used in our C-Scan system terminated on December 31, 2018 and while we and the X-ray source supplier have continued to perform the agreement on the same terms and are currently negotiating the agreement of the agreement, we cannot assure you that we will be able to negotiate a new agreement on acceptable terms. We have been informed that the supplier of the batteries used in our C-Scan system shall cease to manufacture the batteries by mid-2019 and may cease to accept new orders at any time and, therefore, although we acquired sufficient batteries for the foreseeable future, we will be required to find an alternative source for the X-ray source and batteries, which we may not be able to do in a timely manner.  The delays associated with the identification of a new manufacturer could delay our ability to manufacture our C-Scan system in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of our C-Scan system ceases operations or otherwise ceases to do business with us, we may not have access to the information necessary to enable another supplier to manufacture the component. The occurrence of any of these events could harm our ability to meet demand for our C-Scan system in a timely manner or within budget.

Environmental Health and Safety Matters

We are subject to environmental health and safety laws and regulations in Israel, governing, among other things, the use of radioactive materials, including the Israeli Radioactive Elements and their Products, Regulation, 1980, the Israeli Work Safety Regulations (Occupational Safety and Health of Ionizing Radiation Practitioners) 1992-5753 and Women Employment Regulations (Work with Ionizing Radiation), 1979-5739. Our current research and development activities require, and our currently contemplated commercial activities will require, permits from various governmental authorities including, Israel’s Ministry of Environmental Protection, Israel’s Ministry of Health and local municipal authorities. Failure to obtain or maintain any such permits could have a material adverse effect on our business, financial condition and results of operations. The Ministry of Environmental Protection and the Ministry of Health conduct from time to time periodic inspections in order to review and ensure our compliance with the various regulations.

These laws, regulations and permits could potentially require expenditure by us for compliance or remediation. If we fail to comply with such laws, regulations or permits, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to radioactive materials) or contribution claims. Some environmental, health and safety laws apply strict, joint and several liability. We may be identified as a responsible party under such laws. Such developments could have a material adverse effect on our business, financial condition and results of operations.

In addition, laws and regulations relating to environmental, health and safety matters are often subject to change. In the event of any changes or new laws or regulations, we could be subject to new compliance measures or to liabilities for activities which were previously permitted.

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

NRC Regulatory Issues

As our C-Scan system includes an ingestible capsule with a radioactive source, the company must address Nuclear Regulatory Commission, or NRC, regulations, or relevant Agreement State regulations, in addition to FDA requirements as well as regulations of other nuclear regulatory commissions in jurisdictions in which we intend to commercialize our C-Scan system. An Agreement State is a state that has signed an agreement with the NRC authorizing the state to regulate certain uses of radioactive materials within the state. Agreement State regulations are substantially similar to the NRC’s regulations.
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

Regulation in Europe, Israel, Japan and Other Countries

The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Each European Union member state has implemented legislation applying these directives and standards at the national level. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. Devices that comply with the requirements of the laws of the relevant member state applying the applicable European Union directive are entitled to bear CE conformity marking and, accordingly, can be commercially distributed throughout the member states of the European Union and other countries that comply with or mirror these directives. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a “Notified Body,” an independent and neutral institution appointed to conduct conformity assessment. This third-party assessment consists of an audit of the manufacturer’s quality system and clinical information, as well as technical review of the manufacturer’s product. An assessment by a Notified Body in one country within the European Union is required in order for a manufacturer to commercially distribute the product throughout the European Union. In addition, compliance with ISO 13845:2016 on quality systems issued by the International Organization for Standards, among other standards, establishes the presumption of conformity with the essential requirements for a CE marking. In addition, many countries apply requirements in their reimbursement, pricing or health care systems that affect companies’ ability to market products.

We obtained as of January 9, 2018 the CE mark of conformity for the C-Scan system.

Our C-Scan system and operations are also subject to regulation by AMAR, which is responsible for the registration of medical devices in Israel, issuance of import licenses and monitoring of marketing of medical equipment. In September 2018, we received approval AMAR for the marketing and sale of the C-Scan system in Israel, which was valid until February 28, 2019. We have submitted a request to the Israeli Ministry of Health for the extension of the AMAR approval, which is currently pending.

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

In order for us to market our products in countries other than the United States, Israel, the EU and Japan (which were described above), we must obtain regulatory approvals and comply with extensive safety and quality regulations in these countries. These regulations, including the requirements for approvals or clearance and the time required for regulatory review varies from country to country. It is customary that once a product has been cleared for sales in the US and is CE marked in the EU, many other countries will follow. Failure to obtain regulatory approval or clearance in any foreign country in which we plan to market our product may harm our ability to generate revenue and harm our business.

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

The cost-effectiveness of a device (or the service in which a device is used) may be a key factor in obtaining third-party payer reimbursement for such device or service.  According to various studies and publications, a key factor affecting the cost-effectiveness of colorectal cancer screening is patient adherence (for instance, see “Cost-Effectiveness of Colonoscopy in Screening for CRC,” Annals of Internal Medicine, October 17, 2000 vol. 133 no. 8 573-584). Adherence is strongly affected by patients’ willingness to use the device (or service incorporating a device) as a screening tool for CRC. Several models have been designed to demonstrate the cost effectiveness of optical colonoscopy, CTC, fecal testing and optical capsule endoscopy. Today, several technologies for CRC Screening - including: FOBT / FIT, Flexible Sigmoidoscopy, Optical Colonoscopy Barium Enema, and stool DNA – are covered for Medicare patients meeting certain eligibility criteria.

In 2009, the Centers for Medicare and Medicaid Services issued a decision memorandum concluding that the evidence was inadequate to support Medicare coverage CTC screening for CRC. Their main argument for the decision was that based on available evidence, screening with CTC would not necessarily result in cost saving, at least at current screening compliance rates. CTC was not seen as a tool which could potentially increase patients’ adherence. This procedure involves bowel preparation, as well as insufflations of the colon and the exposure of patients to very significant amount of radiation.

An important European study (C. Hassan et al, “Cost-Effectiveness of Capsule Endoscopy in Screening for Colorectal Cancer,” Endoscopy 2008, 40, 414-421) assessed the potential cost effectiveness of screening with optical capsule endoscopy and compared its cost-effectiveness with that of optical colonoscopy. Cost-effectiveness of screening was measured in terms of cost per life-year saved through prevention or down staging of CRC. The conclusion was that the cost effectiveness of capsule endoscopy in CRC screening will depend mainly on its ability to improve compliance in the general population.

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

Currently, there is no optical capsule endoscopy reimbursement available for the colon in the United States, nor is there a CPT code for such capsule or related method of screening. There can be no assurance that coverage will be obtained in the near future or at all. Third-party payors may deny coverage if they determine that a procedure was not reasonable or necessary as determined by the payor, was experimental or was used for an unapproved indication (among other factors). During the past several years, the major third-party payors have substantially revised their reimbursement methodologies in an attempt to contain or reduce their healthcare reimbursement costs.

Coverage Outside the United States

In countries outside the United States, coverage for CRC screening may be obtained from various sources, including governmental authorities, private health insurance plans, and labor unions. In some countries, private insurance systems may also offer payments for some therapies. Although not as prevalent as in the United States, health maintenance organizations are emerging in certain European countries. Coverage systems in international markets vary significantly by country and, within some countries, by region. Coverage approvals must be obtained on a country-by-country or region-by-region basis.

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

Check-Cap LLC was formed in 2004 as a Delaware limited liability company to develop a novel and superior solution for colon cancer screening. In 2009, all of the business operations and substantially all of the assets of Check-Cap LLC were transferred to Check Cap Ltd., a newly-incorporated Israeli company. Our offices are located near Haifa, in the northern part of Israel. Our management team includes an experienced group of executives in the business, research, clinical and regulatory fields. As of March 30, 2019, our research and development team consists of 39 experienced professionals (including employees and independent contractors) in a variety of fields such as clinics, physics, algorithms, electronics, software, mechanical engineering, verification and validation, and manufacturing.

Our C-Scan system is being designed to create a reconstructed three-dimensional image of the interior surface of the colon and to enable detection of clinically significant polyps with a high degree of sensitivity. Colonic polyps are tissue growths that occur on the lining of the colon. Polyps in the colon are extremely common and certain types of polyps can become cancerous over time.

For the past several years, we have focused on the research and development of our imaging technology.  For details regarding our clinical trials, see Item 4B “Business Overview— C-Scan System Non-Clinical, Pre-Clinical and Clinical History.”

We have generated significant losses to date, and we expect to continue to generate losses for at least the next several years as we continue our investment in research and development and clinical trials in order to complete the development of our C-Scan system and to attain regulatory approvals, begin the commercialization efforts for our products, increase our marketing and selling expenses, and incur additional costs as a result of being a public company in the United States. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability. As of December 31, 2018, we had accumulated losses of approximately $63.3 million.

Our financing activities are described below under “Liquidity and Capital Resources.”

Our management plans to continue the development, clinical development and regulatory activities of our C-Scan system in 2019 and that costs associated with such activities are expected to increase in 2019, to reach market in a timely manner. Management plans include additional fund raising in the next year. If we are not successful in raising capital through public or private offerings or are unable to reduce our expenses, we may exhaust our cash resources and will be unable to continue our operations beyond February 2020. See “Item 3D “Key Information - Risk Factors— Risks Related to Our Financial Position.”

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

Since 2016, we have spent approximately $21.5 million on research and development expenses as of December 31, 2018, of which $1.5 million was funded by government grants. Our total research and development expenses, net of participations in the years ended December 31, 2018, 2017, and 2016 were approximately $7.6 million, $6.8 million, and $5.5 million, respectively. All research and development expenses are expensed as incurred. We expect research and development expenses to increase in absolute terms in the near term.

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

Our research and development expenses, net are net of grants we have received from the Government of Israel through the IIA (formerly the OCS). Under the terms of the Innovation Law as currently in effect, in exchange for these grants, we are required to pay the IIA royalties from our revenues up to an aggregate of 100% (which may be increased under certain circumstances) of the U.S. dollar-linked value of the grant, plus interest at the rate of 12-month LIBOR. Pursuant to regulations under the Innovation Law, the rate of royalty repayment are 3% or 5% of revenues (and at an increased rate under certain circumstances) from sales of products and services based on IIA-funded know-how. As of December 31, 2018, we had received funding from the IIA (formerly the OCS) in the aggregate amount of approximately $5.3 million. As of December 31, 2018, we had not paid any royalties to the IIA and had a contingent obligation to the IIA in the amount of approximately $5.6 million. For additional information regarding the IIA grants, see Item 10E “Additional Information - Taxation - Israeli Tax Considerations and Government Programs - The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly the Encouragement of Industrial Research and Development Law, 5744-1984).” There can be no assurance that we will continue to receive grants from the OCS in amounts sufficient for our operations, if at all.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and other related costs, including share-based compensation expense, for persons serving as our executive, finance, legal, human resources and administrative personnel, professional service fees and other general corporate expenses, such as communication, office and travel expenses. We expect that our general and administrative expenses will increase in line with the future growth of our overall operations and, in part, due to costs associated with being a public company in the United States, including compliance under the Sarbanes-Oxley Act of 2002 and rules promulgated by the U.S. Securities and Exchange Commission. These public company-related expense increases will likely include costs of additional legal fees, accounting and audit fees, directors’ and officers’ liability insurance premiums and costs related to investor relations.

Financial Income and Finance Expenses

Our finance income and finance expenses in 2018, 2017 and 2016 consist primarily of interest earned on our cash, cash equivalents and short-term investments and changes in provision for royalties primarily to Check–Cap LLC unitholders.

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

Taxes on Income

The standard corporate tax rate in Israel was 25% for the 2016 tax year, 24% for the 2017 tax year and 23% for the 2018 tax year and thereafter.

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carryforward tax losses totaling approximately $54.5 million as of December 31, 2018.  We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. However, a tax loss that can be utilized in a certain tax year cannot be carried forward to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

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

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

	Year Ended December 31,
	2018	2017
	(US$ in thousands, except per share data)
Research and development expenses, net	$7,618	$6,837
General and administrative expenses	3,445	3,164
Operating loss	11,063	10,001
Finance income, net	473	236
Loss before income tax	10,590	9,765
Taxes on income	(1)	6
Net loss	$10,589	$9,771

Research and Development Expenses, net.  Our research and development expenses, net for the year ended December 31, 2018 were $7.62 million, as compared with $6.84 million for the year ended December 31, 2017, an increase of $781,000 or 11.4%. The increase in research and development, net expenses between 2018 and 2017 was primarily due to a $894,000 increase in materials and a $206,000 increase in other research and development expenses, both relating to our clinical trials, primarily in connection with our post-CE Mark clinical study and the preparation for the U.S. pilot study, including obtaining FDA approval.  The increase in research and development expenses, net between 2018 and 2017 was partially offset by a $246,000 decrease in salaries and related expenses, primarily due to the decrease in expenses associated with the position of our Vice President, Research and Development following the appointment of Mr. Shpigelman to such position instead of Mr. Ovadia, who was appointed as our CEO in February 2018, and a $145,000 decrease in fees to subcontractors and consultants.

	2018	2017	Change
	(US$ in thousands)
Salaries and related expenses	$4,410	$4,656	$(246)
Share-based compensation	234	116	118
Materials	1,508	614	894
Subcontractors and consultants	311	456	(145)
Depreciation	138	147	(9)
Cost for registration of patents	126	157	(31)
Other research and development expenses	1,099	893	206
	7,826	7,039	787
Less participation of the IIA (formerly the OCS) and the BIRD Foundation	(208)	(202)	(6)
Total research and development expenses, net	$7,618	$6,837	$781

General and Administrative Expenses. Our general and administrative expenses for the year ended December 31, 2018 were $3.45 million, as compared to $3.16 million for the year ended December 31, 2017, an increase of $281,000, or 8.9%.  The increase in general and administrative expenses is primarily due to the following: a $444,000 increase in salaries and related expenses primarily due to a $ 281,000 in severance paid to our former CEO, a $419,000 increase in professional fees primarily due to a $202,000 increase in legal fees, and a $325,000 increase in other general and administrative expenses, primarily associated with consulting fees and services incurred as a result of being a public company. The increase in general and administrative expenses net between 2018 and 2017 was partially offset by: a $909,000 decrease in share-based compensation, of which $502,000 relates to reversal of expenses associated with an equity award to our former CEO which was forfeited as a result of his separation from employment.

	2018	2017	Change
	(US$ in thousands)
Salaries and related expenses	$1,839	$1,395	$444
Share-based compensation	(299)	610	(909)
Professional services	833	414	419
Office rent and maintenance	163	161	2
Depreciation	10	10	-
Other general and administrative expenses	899	574	325
Total general and administrative expenses	$3,445	$3,164	$281

Operating Loss.  Our operating loss for the year ended December 31, 2018 was $11.1 million, as compared with $10.0 million for the year ended December 31, 2017, an increase of $1.1, or 11%.  The increase was as a result of the $781,000 increase in research and development expenses, net for the year ended December 31, 2018 compared to the year ended December 31, 2017 and the $281,000 increase in general and administrative expenses in the same period.

Finance Income, net. Our finance income, net for the year ended December 31, 2018 was $473,000, as compared to $236,000 for the year ended December 31, 2017, an increase of $237,000.  The change in our finance income, net is primarily due to the following:

•
For the year ended December 31, 2018, we recorded $243,000 of interest income on short-term deposits as compared to $66,000, for the year ended December 31, 2017, an increase of $177,000 resulting from a higher average short-term deposits balance in 2018 as a result of our May 2018 underwritten public offering and an increase in interest rates on these short-term deposits.

•
For the year ended December 31, 2018, we recorded finance income of $255,000 as a result of changes in provision for royalties, primarily to Check–Cap LLC unitholders, as compared to finance income of $82,000 for the year ended December 31, 2017, an increase of $173,000.

•
For the year ended December 31, 2018, we recorded $27,000 finance expense as a result of exchange rate differences as compared to finance income of $95,000 for the year ended December 31, 2017, a decrease of $122,000.

Loss before income tax. Our loss before income tax for the year ended December 31, 2018 was $10.59 million, as compared to $9.77 million for the year ended December 31, 2017, an increase of $825,000.

Net Loss. Our net loss for the year ended December 31, 2018 was $10.59 million, as compared to $9.77 million for the year ended December 31, 2017, an increase of $818,000.

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

Operating Loss.  Our operating loss for the year ended December 31, 2017 was $10.0 million, as compared with $9.06 million for the year ended December 31, 2016, an increase of $939,000, or 10.4%.  The increase was as a result of the $1.35 million increase in research and development expenses, net for the year ended December 31, 2017 compared to the year ended December 31, 2016, offset by the $407,000 decrease in general and administrative expenses in the same period.

Finance Income, net. Our finance income, net for the year ended December 31, 2017 was $236,000, as compared to $244,000 for the year ended December 31, 2016, a decrease of $8,000.  The change in our finance income, net is primarily due to the following:

•
For the year ended December 31, 2017, we recorded $66,000 of interest income on short-term deposits as compared to $139,000, for the year ended December 31, 2016, a decrease of $73,000 resulting from a lower average short-term deposits balance in 2017.

•
For the year ended December 31, 2017, we recorded finance income of $82,000 as a result of changes in provision for royalties, primarily to Check–Cap LLC unitholders, as compared to a finance income of $56,000 in the year ended December 31, 2016, a decrease of $26,000.

•	For the year ended December 31, 2017, we recorded $95,000 finance income as a result of exchange rate differences as compared to $56,000, for the year ended December 31, 2016, an increase of $39,000.

Loss before income tax. Our loss before income tax for the year ended December 31, 2017 was $9.76 million, as compared to $8.82 million for the year ended December 31, 2016, an increase of $947,000.

Net Loss. Our net loss for the year ended December 31, 2017 was $9.77 million, as compared to $8.83 million for the year ended December 31, 2016, an increase of $945,000.

B.	Liquidity and Capital Resources

Sources of Liquidity

To date, we have funded our operations primarily with the approximately $24.5 million raised through equity financings consummated prior to our initial public offering, $13.5 million through our initial public offering (including the over-allotment exercise), $12.0 million through the private placement consummated concurrently with our initial public offering, $39.0 million through our registered direct and underwritten public offerings (including through the exercise of pre-funded warrants issued in the August 2016 and February 2019 registered direct offerings), $5.3 million through grants that we received from the IIA (formerly the OCS) and the BIRD Foundation.

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

On June 2, 2017, we consummated a registered direct offering of 112,460 ordinary shares at a price of $24.00 per share and a simultaneous private placement of one-year warrants to purchase an aggregate of up to 112,460 ordinary shares. The warrants have an exercise price of $25.50 per share and are immediately exercisable. We received gross proceeds from the June 2017 registered direct offering of approximately $2.69. On June 2, 2018, all of the warrants expired without being exercised.

On November 22, 2017, we consummated a registered direct offering of 189,387 ordinary shares at a price of $13.20 per share and a simultaneous private placement of five-year warrants to purchase an aggregate of up to 142,042 ordinary shares. The warrants have an exercise price of $15.00 per share and are immediately exercisable. We received approximately $2.5 million gross proceeds from the November 2017 registered direct offering. During the year ended December 31, 2018, 43,238 warrants were cashless exercised into 13,574 ordinary shares.  We may receive up to approximately $1.3 million total additional gross proceeds in the event that the remaining outstanding warrants are exercised in full for cash.

On May 8, 2018, we issued 2,738,472 units, at a public offering price of $5.50 per unit, and 450,909 pre-funded units, at a public offering price of $5.49 per pre-funded unit, in an underwritten offering. Each unit consisted of one ordinary share and one Series C warrant to purchase one ordinary share. Each pre-funded unit consisted of one pre-funded warrant to purchase one ordinary share and one Series C Warrant to purchase one ordinary share. The exercise price of each pre-funded warrant included in the pre-funded unit was $0.01 per share. The Series C warrants have an exercise price of $5.50 per share, are exercisable immediately and will expire five years from the date of issuance. On May 8, 2018, we issued an additional 478,407 ordinary shares and Series C Warrants to purchase up to an additional 478,407 ordinary shares at $5.50 per share to the underwriter. We received gross proceeds from the May 2018 underwritten public offering of approximately $20.2 million (including proceeds from the exercise of 450,909 pre-funded warrants) and we may receive up to approximately $20.2 million of additional total gross proceeds in the event that the warrants are exercised in full for cash.

On February 6, 2019, we consummated a registered direct offering of 1,881,500 units at a purchase price of $2.58 per unit and 1,024,876 pre-funded units, at a purchase price of $2.57 per pre-funded unit. Each unit consisted of one ordinary share and one Series D Warrant to purchase 0.5 ordinary share. Each pre-funded unit consisted of one pre-funded warrant to purchase one ordinary share and one Series D Warrant to purchase 0.5 ordinary share. The exercise price of each pre-funded warrant included in the pre-funded unit was $0.01 per share. The Series D warrants have an exercise price of $2.58 per ordinary share, are immediately exercisable and will expire five years from the date of issuance. We received gross proceeds of approximately of $7.5 million from the offering.

For the years ended December 31, 2018, 2017 and 2016, we received $208,000 and $205,000, and $1.5 million, respectively, in grants from the IIA (formerly the OCS) for the financing of a portion of our research and development expenditure.

On July 13, 2014, we entered into a Cooperation and Project Funding Agreement with the BIRD Foundation and Synergy, pursuant to which the BIRD Foundation agreed to award a grant to Synergy and us in the maximum amount of the lesser of (i) $900,000; and (ii) 50% of the actual expenditures for the funding of a project entitled “Collection & Analysis of Gastrointestinal Images for Diagnostic Adenomatic Polyps and Colorectal Cancer.”  The development work was to be performed over a 24 month period by Synergy (or a subcontractor on its behalf) and us. In 2014, we, together with Synergy, received funding from the BIRD Foundation in the aggregate amount of approximately $127,000.  We shall not be receiving additional funding from the BIRD Foundation for such project, which is no longer active.  Based on the aggregate expenses that we incurred for such project, we refunded to the BIRD Foundation an amount of approximately $13,300.  We are required to repay the total sum granted to us and Synergy by the BIRD Foundation, linked to the U.S. Consumer Price Index from date of receipt of each payment, up to 100%, 113%, 125%, 138% and 150% of the linked sum granted by the BIRD Foundation if repaid within one year, two years, three years, four years and five or more years, respectively, of the original project completion date in accordance with the project proposal. Repayments are made at the rate of 5% of gross revenues derived from the product funded by the project. Under the terms of the agreement, if any portion of the product funded by the project is sold outright to a third party prior to full repayment of the grant to the BIRD Foundation, one-half of the sale proceeds will be applied to the repayment of the grant. If the funded product is licensed to a third party, 30% of all payments received under the respective license agreement must be paid to the BIRD Foundation in repayment of the grant. As of December 31, 2018, we had not paid any royalties to the BIRD Foundation and had a contingent obligation to the BIRD foundation in the amount of $180,000.  Our research and development expenses, net is presented net of the grant amount received from the BIRD Foundation.

We are a clinical and development-stage medical diagnostics company with a limited operating history. We have incurred net losses in each fiscal year since we commenced operations in 2009. We incurred net losses of $10.6 million, $9.8 million and $8.8 million in 2018, 2017 and 2016, respectively. As of December 31, 2018, our accumulated deficit was $63.3 million.  Our losses could continue for the foreseeable future as we continue our investment in research and development and clinical trials to complete the development of our technology and to attain regulatory approvals, begin the commercialization efforts for our C-Scan system, increase our marketing and selling expenses, and incur additional costs as a result of being a public company in the United States. Successful completion of our development program and, ultimately, the attainment of profitable operations is dependent upon future events, including obtaining adequate financing to fulfill our development activities and our ability to successfully commercialize our C-Scan system and achieve a level of sales adequate to support our cost structure. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability.

Our accumulated losses and the additional funds needed to maintain our operation raise substantial doubt about our ability to continue as a going concern. Our financial statements include a note describing the conditions which raise this substantial doubt. As a result, our independent registered public accounting firm included a “going concern” explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2018 with respect to this uncertainty. Our ability to continue as a going concern will require us to obtain additional financing to fund our operations. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees. If we are not successful in raising capital through public or private offerings or reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

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

Management expects that we will continue to generate losses from the development, clinical development and regulatory activities of the C-Scan system, which will result in a negative cash flow from operating activity. We believe that current cash on hand will be sufficient to fund operations into February 2020. This has led management to conclude that substantial doubt about our ability to continue as a going concern exists. In the event we are unable to successfully raise additional capital during or before the end of 2019, we will not have sufficient cash flows and liquidity to finance our business operations as currently contemplated. Accordingly, in such circumstances we would be compelled to immediately reduce general and administrative expenses and delay research and development projects and clinical trials, until we are able to obtain sufficient financing. If such sufficient financing is not received timely, we would then need to pursue a plan to license or sell our assets, seek to be acquired by another entity, cease operations and/or seek bankruptcy protection.

Historical Cash Flows

The following table summarizes our statement of cash flows for the years ended December 31, 2018, 2017 and 2016.

	Year Ended December 31,
	2018	2017	2016
	(US$ in thousands)
Net cash used in operating activities	$(10,034)	$(9,150)	$(7,923)
Net cash provided by (used in) investing activities	$(5,723)	$(231)	$4,645
Net cash provided by financing activities	$17,762	$4,575	$5,424

Operating Activities

Net cash used in operating activities for the year ended December 31, 2018 was $10.1 million, as compared to $9.2 million for the year ended December 31, 2017. The increase in net cash used in operating activities in 2018 was attributable primarily to a $1.1 million increase in operating loss, as compared to 2017. Net cash used in operating activities for the year ended December 31, 2017 was $9.2 million, as compared to $7.9 million for the year ended December 31, 2016. The increase in net cash used in operating activities in 2017 was attributable primarily to a $939,000 increase in operating loss, as compared to 2016.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2018 was $5.7 million, comprised primarily of investment in short-term bank deposits in the amount of $5.6 million and purchase of property and equipment in the amount of $94,000. Net cash used in investing activities for the year ended December 31, 2017 consists of purchase of property and equipment in the amount of $231,000. Net cash provided by investing activities for the year ended December 31, 2016 consists primarily of proceeds from short-term bank deposits in the amount of $4.8 million, which was partially offset by purchase of property and equipment in the amount of $166,000.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2018 was $17.8 million, comprised of proceeds from the issuance of ordinary shares in the underwritten public offering, net of issuance expenses. Net cash provided by financing activities for the year ended December 31, 2017 was $4.6 million, comprised primarily of proceeds from the issuance of ordinary shares in the June 2017 and November 2017 registered direct offerings, net of issuance expenses. Net cash provided by financing activities for the year ended December 31, 2016 was $5.4 million, comprised primarily of proceeds from the issuance of ordinary shares in the August 2016 registered direct offering, net of issuance expenses.

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

Our expected future expenditures related to product, clinical and regulatory clearances includes the following:

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

•
Expected Volatility.  In the year ended December 31, 2018, we estimated the expected volatility for our ordinary shares based upon actual historical stock price movements of the share price of our ordinary shares on the Nasdaq Capital Market over the most recent periods ending on the grant date, equal to the expected term of the options. In the years ended December 31, 2017 and 2016, due to the lack of history of trading information of our shares, we estimated the expected share price volatility for our ordinary shares by considering the historic price volatility for industry peers based on price observations over a period equivalent to the expected term of the share option grants. Industry peers consist of public companies in the medical device and healthcare industries.

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

The fair value for options granted in 2018, 2017 and 2016 is estimated at the date of grant using a Black-Scholes-Merton option-pricing model with the following assumptions:

Parameters	Year 2018 Grants	Year 2017 Grants	Year 2016 Grants
Expected volatility (in %)	104-108	58-60	59-60
Expected term (in years)	5.5-7	5.5-7	5.5-7
Risk free interest rate (in %)	2.67-3.15	1.9-2.2	1.2-2.1
Anticipated rate of dividends (in %)	0	0	0
Share Price	$3.24-$9.07	$15.96-$26.40	$26.64-$38.40

For information regarding share-based awards granted to employees and non-employees during the years ended December 31, 2018, 2017 and 2016, as well as the estimated fair value of the underlying ordinary shares on the grant date, see Note 10 to our audited consolidated financial statements presented elsewhere in this Annual Report.

Royalties provision

Provision for royalties to an ASIC designer

In December 2007, we entered into an agreement for the development of an application specific integrated circuit, or ASIC, component to be used as an amplifier for the capture of signals at low frequencies from X-ray detectors contained in our product. The ASIC developer is entitled to receive royalties from us in the amount of €0.5 (approximately $0.57) for every ASIC component that we will sell, up to €200,000 (approximately $229,000). The net present value of the royalty liability to the ASIC designer is dependent upon our management estimates and assumption as to future product shipments and interest rates used to calculate the present value of the cash payments required to repay the royalties to the ASIC designer. In calculating the present value of future royalty payments to the ASIC designer, we used a discount factor of 17.6%, commensurate with our risk at the date of initial recognition of the liability. Any updates in the expected product shipments and the liability will be recorded to profit and loss each period. As of December 31, 2018, it was probable that we will be required to pay the above mentioned royalties, and accordingly, a liability for this reimbursement has been accounted for in our financial statements in the amount of $120,000.

Reimbursement liability to Check-Cap LLC unitholders

On May 31, 2009, we entered into an asset transfer agreement with Check-Cap LLC pursuant to which Check-Cap LLC transferred all of its business operations and substantially all of its assets to us. In connection with the transaction we undertook to reimburse the unitholders of Check-Cap LLC for any tax burdens that may be imposed on them due to the reorganization. The reimbursement liability is calculated assuming deemed royalties are paid to the U.S. unitholders of Check-Cap LLC under Section 367(d) of the Code, and is based in part on our forecasted sales with a cap calculated as the fair value of the share as determined at the date of the financial statements. The reimbursement liability is calculated by multiplying the estimated tax rate by the lowest of: (1) expected cash outflows discounted using a discount factor commensurate with the risk of our company, and (2) value of the shares held by U.S. unit holders of the Predecessor Entity as of December 31, 2018 multiplied by $2.1, the last reported sale price per share of our ordinary shares on the Nasdaq Capital Market on December 31, 2018. Changes in the liability is recorded to profit and loss each period. As of December 31, 2018, the balance of the reimbursement liability totaled $65,000. Due to the fact that we are still in the development stage and have not generated revenues, the sales forecast is highly subjective and may vary significantly in the future. As more information is gathered to assist our management in making forecasts, the liability will be updated.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02 “Leases (Topic 842)”. The purpose of this amendment requires the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases. The amendments in this ASU are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018. Early adoption was permitted. We do not believe that this guidance will have a material impact on our consolidated results of operations, financial position or disclosures.

In June 2018, the FASB issued ASU 2018-07, “Compensation—Stock Compensation (Topic 718) Improvements to Nonemployee Share-Based Payment Accounting”. The purpose of this amendment is to address aspects of the accounting for nonemployee share-based payment transactions. The amendments in this ASU are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018. Early adoption was permitted. We do not believe that this guidance will have a material impact on our consolidated results of operations, financial position or disclosures

JOBS Act Exemption

The JOBS Act permits an “emerging growth company,” such as us, to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We chose to “opt out” of this provision and, as a result, we comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act was irrevocable.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2018:

	Payments due by period
	(US$ in thousands)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating lease obligations(1):	$446	180	233	33	0

Other long-term liabilities reflected on the Statements of Financial Position:
Royalties to ASIC designer(2)	$120	0	0	120	0
Reimbursement liability to Check-Cap LLC unitholders (3)	$65	0	0	30	35
Total	$631	180	233	183	35
_____________________

(1)	Operating lease obligations consist of payments pursuant to a lease agreement for office facilities as well as lease agreements for vehicles, which generally run for a period of three years.

(2)
See Item 5B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Application of Critical Accounting Policies and Estimates—Royalties provision—Provision for royalties to an ASIC designer.”

(3)
See Item 5B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Application of Critical Accounting Policies and Estimates—Royalties provision— Reimbursement liability to Check-Cap LLC unitholders.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth information for our executive officers and directors as of the date of this Annual Report. Unless otherwise stated, the address for our directors and executive officers is c/o Check-Cap Ltd., 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel.

Name	Age	Position(s)
Alex Ovadia	57	Chief Executive Officer
Mira Rosenzweig (1)	47	Incoming Chief Financial Officer
Yoav Kimchy	58	Chief Technology Officer
Boaz Shpigelman	47	Vice President, Research and Development
Steven Hanley (2)(3)	51	Chairman of the Board of Directors
Clara Ezed (4)(5)	47	Director
Mary Jo Gorman (2)(3)(4)(5)	59	Director
XiangQian (XQ) Lin	35	Director
Yuval Yanai (2)(3)(4)(5)	66	Director

(1)
On February 28, 2019, we appointed Mr. Kochav as our Interim Chief Financial Officer. On March 18, 2019, we announced that Mira Rosenzweig will serve as our Chief Financial Officer, effective as of April 28, 2019. Concurrently with Ms. Rosenzweig’s appointment as our Chief Financial Officer, Mr. Kochav will discontinue serving as our Interim Chief Financial Officer.

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

Niv Kochav, aged 48, has served as our Interim Chief Financial Officer since February 28, 2019, and will discontinue serving as our Interim Chief Financial Officer upon the appointment of Ms. Mira Rosenzweig as our Chief Financial Officer on April 28, 2019. Since 2016, Mr. Kochav serves as the Chief Financial Officer of PRS Geo-Tech Technologies Ltd. From 2014 to 2016, Mr. Kochav served as the Chief Financial Officer of Elbatech Group Ltd. Prior to that, Mr. Kochav served in a variety of financial roles including Chief Financial Officer of Scope Metals Group Ltd, Director of Finance of NDS Technologies Israel Ltd., and was an auditor at Somech-Haikin, KPMG. Mr. Kochav holds a BA in Accounting and Finance from the Academic College of Tel Aviv-Jaffa, Israel and an MBA from the College of Management in Rishon LeZion, Israel. Mr. Kochav is a certified public accountant in Israel.

Mira Rosenzweig will serve as our Chief Financial Officer effective as of April 28, 2019. Ms. Rosenzweig has over 20 years of executive financial management experience, most recently serving as Chief Financial Officer of Entera Bio Ltd. (Nasdaq: ENTX) since May 2014.  Prior to Entera Bio, from May 2013 to April 2014, Ms. Rosenzweig served as Chief Financial Officer of privately-held Paskal Technologies and, before that, from September 2008 to November 2011, as Vice President and Chief Financial Officer of Camtek Ltd. (Nasdaq: CAMT). Prior to that, Ms. Rosenzweig served in various finance roles including at Elron Electronic Industries Ltd. (TASE: ELRN). Ms. Rosenzweig began her career as a senior accountant at Luboshitz Kasierer, which is now part of Ernst & Young. Ms. Rosenzweig holds a Bachelor of Arts in Accounting and Economics from the University of Haifa, Israel, and is a Certified Public Accountant (Israel).

Yoav Kimchy has served as our Chief Technology Officer since our inception in April 2009 and served as a member of our board of directors from 2009 and until December 1, 2015. Dr. Kimchy founded Check-Cap LLC in December 2004, serving as its president and chief executive officer until March 2008, and as its president and chief technical officer since March 2008. Dr. Kimchy has also served as a member of the board of directors of Check-Cap Ltd. (Delaware), the manager of Check-Cap LLC, since December 2004. Between 2005 and 2012, Dr. Kimchy also served as our vice president of research and development. Between 2000 and 2003, Dr. Kimchy served as the vice president of research and development of V-Target Ltd. (Israel), a medical device company developing gamma imaging applications. Prior to that, from 1998 to 2000, Dr. Kimchy served as the Director of Cardiovascular Research at Impulse Dynamics Ltd. (Israel), a medical device company developing a unique therapeutic pulsing technology for chronic heart failure. From 1994 to 1998, Dr. Kimchy served as a systems engineer and algorithm specialist for an Israeli government contract project with the Israeli Navy. Dr. Kimchy also served as a lieutenant in the Israeli Navy. Dr. Kimchy holds a B.Sc. degree in physics and mathematics from the Hebrew University of Jerusalem, an M.Sc. degree in biomedical engineering from Tel Aviv University and a PhD from the Technion-Israel Institute of Technology.

Boaz Shpigelman has served as our Vice President, Research and Development since March 2018.  From 2012 to 2018, Mr. Shpigelman served as our director of development.  From 2007 to 2012, Mr. Shpigelman served as R&D Manager at Orsan Medical Technologies Ltd., which develops technologies for brain monitoring, with particular attention to intracranial pressure and its influence on cerebral perfusion. From 2003 to 2007, Mr. Shpigelman served as Vice R&D Manager at GI-View, a medical company that developed a single use auto maneuvering colonoscopy. From 1993 to 2003, Mr. Shpigelman held various positions at Scitex/Creo, a company that developed devices for the graphic art field, initially as a hardware/software developer and subsequently as a director in the input division.  Mr. Shpigelman holds a BSc in Electrical Engineering from the Technion-Israel Institute of Technology.

Steven Hanley has served as a member of our Board of Directors since February 2015 and as the Chairman of our Board of Directors since September 2017, and has served as a member of our Nominating Committee since October 2015 and as a member of our Financing Committee since June 2016.  Mr. Hanley served as a member of our Audit Committee from March 2015 until December 2017 and as a member of our Compensation Committee from March 2015 until March 2019. Mr. Hanley is currently the Co-Founder, board member and Chief Executive Officer of MediBeacon Inc., an optical diagnostic company based in St. Louis, Missouri formed upon acquiring assets and intellectual property from Covidien in 2012.  Mr. Hanley is an experienced global business leader who has managed highly complex pharmaceutical and medical device operations with annual global revenue exceeding $1 billion.  As the President of Covidien plc’s Imaging Solutions business unit, Mr. Hanley led a multifunctional organization that included sales, marketing, logistics, manufacturing, as well as research and development.  Internationally, Mr. Hanley’s track record includes numerous new drug and device product introductions and sales force expansion in Eastern Europe, China and Latin America. Mr. Hanley is experienced working in different cultures and successfully navigating dynamic regulatory environments.  Over his nearly 18 years with the Covidien family of companies, Mr. Hanley developed a large network of business leaders and clinicians to help determine market needs, commercial potential and product positioning.  As a sales leader, Mr. Hanley called on radiologists, nuclear medicine physicians, cardiologists, as well as surgeons in specialties including general, orthopedic, and OB/GYN.  Mr. Hanley is Principal and Founder of Neem LLC, which was founded in 2009 to focus on startup and entrepreneurial medical device and other life science companies with whom the firm works to bridge the gap between breakthrough technology and commercialization.  Mr. Hanley is the Chairman of the Board of Managers for Daya CNS LLC, based in St Louis Missouri.  In addition, Mr. Hanley is currently on the Advisory Board for Kogent Surgical LLC, based in St Louis Missouri.  Mr. Hanley provided consultancy services to us on behalf of Neem LLC from November 2009 until December 31, 2014 and served as a Scientific Advisor to our company from June 2011 until his election to our Board of Directors in February 2015. Mr. Hanley holds B.A. and M.A. degrees in business administration from Marquette University.

Clara Ezed has served as a member of our Board of Directors since June 2017, and has served as a member of our Audit Committee since December 2017 and as a member of our Compensation Committee since March 2019. Ms. Ezed has served as VP, Legal & Regulatory Affairs of Emas Pharma Ltd., a global contract research organization, since October 2013. From September 2009 to October 2013, Ms. Ezed served as VP, Regulatory Affairs & Drug Safety of European Medical Advisory Services Ltd., a global contract research organization. Since 2011, Ms. Ezed has served as a director of a privately listed company, Sebaroyale Ltd, focused on the development and commercialization of a range of cosmeceuticals. Ms. Ezed, a lawyer and pharmacist with nearly 20 years’ experience working in the pharmaceutical industry, has managed a large and varied portfolio working in regulatory and medical affairs, quality assurance, clinical operations and pharmacovigilance. Ms. Ezed holds a BSc. in Pharmacy from the University of Strathclyde, an MBA degree from Middlesex University, a Postgraduate Diploma in Pharmacovigilance from the University of Hertfordshire, a Postgraduate Diploma in Law from Nottingham University and a Postgraduate Diploma in Legal Professional Services from City Law School, London. Ms. Ezed is a member of the Bar of England and Wales.

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

Yuval Yanai has served as a member of our Board of Directors since March 2015 (initially as an external director (within the meaning of the Israeli Companies Law) and since June 2017, as an ordinary (non-external) director) and has served as the Chairman of our Audit Committee and Compensation Committee since March 2015, as the Chairman of our Nominating Committee since October 2015 and as the Chairman of our Financing Committee since June 2016. Mr. Yanai served as Senior Vice President and Chief Financial Officer of Given Imaging Ltd. from September 2005 through March 2014. From October 2000 through August 2005, Mr. Yanai served as Senior Vice President and Chief Financial Officer of Koor Industries Ltd., one of Israel’s largest holding companies. Prior to that, from April 1998 to September 2000, Mr. Yanai served as Vice President and Chief Financial Officer of NICE Systems Ltd., an Israeli global provider of Insight from Interactions, and, from 1991 to April 1998, he served as the Vice President, Finance and Chief Financial Officer of Elscint Ltd., a former Israeli company engaged in the developing and manufacturing of medical imaging devices that was acquired by larger companies in this field. Mr. Yanai joined Elscint in 1985 and served as Corporate Controller and Corporate Treasurer through 1991. Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Haddasah Medical Organization, and serves as the Chairman of its finance and compensation committees and as a member of its donation committee.  Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of S&P Global Maalot. Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Clal Biotechnology Industries and serves as the Chairman of its audit and financial reporting committees, and as a member of its compensation committee. Mr. Yanai also serves as the chairman of the board of directors of Endobetix Ltd., and as a member of the board of directors of Efranat Ltd. Nobio Ltd. and BRH Medical Ltd.  Previously, Mr. Yanai served as an external director (within the meaning of the Israeli Companies Law) of Mazor Robotics Ltd. and Medical Compression Systems Ltd., as well as a director of Medigus Ltd., an Israeli company whose shares are listed on the Nasdaq Global Market. Previously Mr. Yanai served as a director of Macrocure Ltd., Citycon Oj, Starplast Industries Ltd., Adama Ltd. (formerly Makteshim-Agan Industries Ltd.), ECI Telecom Ltd., Equity One, Inc., BVR Systems Ltd., Tadiran Communication Ltd., The Elisra Group, Telrad Networks Ltd. and Medical Compression Systems (D.B.N) Ltd.  Mr. Yanai holds a B.Sc. degree in Accounting and Economics from Tel-Aviv University.

Arrangements Concerning Election of Directors; Family Relationships

We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

Scientific Advisors

Certain of our officers and employees, including our chief executive officer, our chief technology officer and our clinical director, consult from time to time, on an individual, as needed basis with the individuals listed below with respect to matters of scientific relevance. We refer to these individuals as our Scientific Advisors. The amount of consulting services provided by our Scientific Advisors ranges from several hours a month to several hours a year. The names and biographies of the individuals who act as our Scientific Advisors are set forth below:

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

Dr. Seth A. Gross is the Director of Clinical Care and Quality at the NYU Langone Health. Dr. Gross is Chief of Gastroenterology at the NYU Langone Hospital Center. His areas of interest include CRC screening and gastrointestinal malignancies. Dr. Gross is an associate editor for Gastrointestinal Endoscopy. Dr. Gross is active in both the ACG and ASGE and serves on several committees. Dr. Gross is the former president at the NYSGE. Dr. Gross is the principal investigator in our pilot study being conducted at the NYU Langone Hospital Center. Dr. Gross has a M.D. degree from the School of Medicine at Tel Aviv University and completed his gastroenterology fellowship at the Mayo Clinic College of Medicine.

B.	Compensation of Directors and Executive Officers

The aggregate compensation paid and share-based compensation and other payments expensed by us to our directors and executive officers with respect to the year ended December 31, 2018 was $2.5 million. This amount includes approximately $489,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2018, (i) options to purchase 61,864 ordinary shares granted to our directors and executive officers were outstanding under our 2006 Unit Option Plan, with a weighted average exercise price of approximately $51.10 per share, (ii) options to purchase 156,602 ordinary shares granted to our directors and executive officers were outstanding under our 2015 Equity Incentive Plan and the United States Sub-Plan to our 2015 Equity Incentive Plan, with a weighted average exercise price of approximately $5.86 per share; and (iii) 68,940 restricted share units awarded to our directors and executive officers were outstanding under our 2015 Equity Incentive Plan and the United States Sub-Plan to our 2015 Equity Incentive Plan.

At our 2018 annual general meeting held on September 13, 2018, our shareholders approved, following the approval of our Compensation Committee and Board of Directors, the payment to each of our directors the following fees: (i) an annual fee of $25,000 for service on the Board of Directors and $2,500 for service on the Audit Committee; and (ii) a per meeting fee of $850 for each meeting of the Board of Directors or any committee thereof attended in person or via telephone. In addition, our shareholders approved an annual fee of (i) $10,000 for service as Chairman of the Board of Directors (other than an Active Chairman, who may be entitled to an increased fee in accordance with our Compensation Policy) and (ii) $5,000 for service as Chairman of the Audit Committee. Our directors also benefit from directors’ and officers’ indemnification and exculpation agreements as well as from our directors’ and officers’ liability insurance policy. The directors are also entitled to reimbursement of expenses (including travel, stay and lodging), subject to the Israeli Companies Law and the regulations promulgated thereunder, and in accordance with our company practices and our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”).

We do not have any written agreements with any current director providing for benefits upon the termination of such director’s relationship with us.

To our knowledge, there are no agreements and arrangements between any director and any third party relating to compensation or other payment in connection with their candidacy or service on our Board of Directors.

The table below sets forth the compensation paid to our five most highly compensated office holders (within the meaning of the Israeli Companies Law), in each case during or with respect to the year ended December 31, 2018.  We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits, to the extent applicable, and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to us, as recognized in our financial statements for the year ended December 31, 2018, plus compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our directors’ and officers’ liability insurance policy and was entitled to indemnification and exculpation in accordance with indemnification and exculpation agreements, our articles of association and applicable law.

The exchange rate that we used to calculate the “Salary Cost” of our chief executive officer, former chief financial officer and chief technology officer, as presented in the following table, was NIS 3.61 to US$1.00, and is provided herein for convenience (such exchange rate is based on the average of the last-day exchange rate of each of the 12 months during 2018, as published by the Bank of Israel).

	Salary Cost(1)	Bonus(2)	Share-Based Compensation(3)	Total
Name and Principal Position	US$
Alex Ovadia - Chief Executive Officer (since February 2018); former Chief Operations Officer, Israeli Site Manager and Vice President, Research and Development (4)	367,641	113,998	21,272	502,912
Lior Torem – Former Chief Financial Officer and Vice President of Operations (5)	316,136	90,483	51,029	457,649
Yoav Kimchy - Chief Technology Officer	331,844	90,235	48,214	470,293
Boaz Shpigelman -Vice President, Research and Development (since March 2018); former director of development (6)	206,243	45,683	36,204	288,130
Israel Hershko – Director of Quality Assurance and Regulatory Affairs (7)	171,649	13,682	16,159	201,490
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

(2)	Represents bonuses for 2018 awarded to the Covered Executives, consistent with our Compensation Policy.
(3)
Represents the share-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2018 based on the fair value of the grant date of the equity awards, in accordance with accounting guidance for equity-based compensation.

(4)	Mr. Ovadia was appointed as our Chief Executive Officer on February 26, 2018.
(5)	Mr. Torem ceased to serve as our Chief Financial Officer and Vice President of Operations on February 14, 2019.
(6)	Boaz Shpigelman was appointed as our Vice President, Research and Development in March 2018. Mr. Shpigelman served as our Director of Development from August 2012 to March 2018.
(7)
Israel Hershko was appointed as our Director of Quality and Regulation Director on September 2017. Mr. Hershko is not considered an executive officer, and is included in the table above solely to satisfy disclosure requirements under the Israeli Companies Law.

The following table sets forth information with respect to the options and RSUs granted to the Covered Executives for the year ended December 31, 2018.

Name	Date of Grant(1)	Security Type	Purchase Price (in NIS)	Number of Shares Underlying Award	Expiration Date	Total Benefit (in US$)	Benefit recognized in 2018 (in US$)
Lior Torem	July 30, 2018	Options	$3.92	29,632	July 30, 2028	77,472	21,734
		RSUs	-	12,699	-	41,146	11,543
Yoav Kimchy	July 30, 2018	Options	$3.92	29,632	July 30, 2028	77,472	21,734
		RSUs	-	12,699	-	41,146	11,543
Boaz Shpigelman	July 30, 2018	Options	$3.92	25,928	July 30, 2028	67,788	19,017
		RSUs	-	11,112	-	36,002	10,100
Israel Hershko	July 30, 2018	Options	$3.92	11,112	July 30, 2028	29,052	8,150
		RSUs	-	4,762	-	15,430	4,329

__________________________
(1)
All options and RSUs granted to the Covered Executives in fiscal year 2018 vest over a three-year period commencing on their date of grant, such that 33.33% of the award shall vest on the first anniversary of the date of grant and an additional 8.33% will vest at the end of each subsequent three-month period thereafter, subject to each executive officer’s continuing service in such capacity on each applicable vesting date.

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

We entered into an Employment Agreement dated as of December 27, 2012, as amended, with Alex Ovadia, or Mr. Ovadia’s Employment Agreement, pursuant to which Mr. Ovadia served as our Vice President of Research and Development, Israeli Site Manager and Chief Operations Officer until February 26, 2018. Effective as of February 26, 2018, Mr. Ovadia was appointed as our Chief Executive Officer and Mr. Ovadia’s Employment Agreement was amended accordingly, effective as of such date.  The terms of Mr. Ovadia’s engagement in his capacity as our Chief Executive Officer were approved by our shareholders at the extraordinary general meeting of shareholders held on April 2, 2018. Mr. Ovadia’s Employment Agreement, as currently in effect, may be terminated by either us or Mr. Ovadia upon 90 days’ prior notice to the other party. Pursuant to Mr. Ovadia’s Employment Agreement, we also have the right to immediately terminate Mr. Ovadia’s employment for “Cause” (as defined in Mr. Ovadia’s Employment Agreement). Pursuant to Mr. Ovadia’s Employment Agreement, Mr. Ovadia is entitled to a salary of $240,000 per annum, which is paid in NIS based on an exchange rate of $1= NIS 3.85.  In addition, Mr. Ovadia may be entitled to an annual bonus of up to 30% of his annual salary subject to receipt of requisite approvals. Payment of the annual bonus shall be subject to the achievement of certain milestones determined by the Compensation Committee and Board of Directors.  Mr. Ovadia’s Employment Agreement also contains confidentiality, intellectual property, and non-competition and non-solicitation provisions.

We entered into an Employment Agreement dated as of September 17, 2014, as amended from time to time, with Yoav Kimchy, or Mr. Kimchy’s Employment Agreement, pursuant to which Mr. Kimchy serves our Chief Technology Officer. Mr. Kimchy’s Employment Agreement may be terminated by either us or Mr. Kimchy upon 120 business days’ prior notice to the other party. Pursuant to Mr. Kimchy’s Employment Agreement, we also have the right to immediately terminate Mr. Kimchy’s employment for “Cause” (as defined in Mr. Kimchy’s Employment Agreement) or if Mr. Kimchy is unable to perform his duties for a period of two consecutive months by reason of illness or accident. Pursuant to Mr. Kimchy’s Employment Agreement, Mr. Kimchy is entitled to a salary of NIS 941,400 ($260,776) per annum. In addition, Mr. Kimchy may be entitled to an annual bonus of up to 30% of his annual salary, subject to receipt of requisite approvals. Payment of the annual bonus shall be subject to the achievement of certain milestones determined by the Compensation Committee and Board of Directors.

We entered into an Employment Agreement dated as of March 30, 2018, with Boaz Shpigelman, as amended from time to time, or Mr. Shpigelman’s Employment Agreement, pursuant to which Mr. Shpigelman serves as our Vice President, Research and Development. Mr. Shpigelman’s Employment Agreement may be terminated by either us or Mr. Shpigelman upon 30 days’ prior notice to the other party. Pursuant to Mr. Shpigelman’s Employment Agreement, we also have the right to immediately terminate Mr. Shpigelman’s employment for “Cause” (as defined in Mr. Shpigelman’s Employment Agreement). Pursuant to Mr. Shpigelman’s Employment Agreement, Mr. Shpigelman is entitled to a salary of NIS 540,540 ($149,734) per annum. Mr. Shpigelman’s Employment Agreement also contains confidentiality, intellectual property, and non-competition and non-solicitation provisions.

We entered into an Employment Agreement effective as of April 28, 2019 with Mira Rosenzweig, or Ms. Rosenzweig’s Employment Agreement, pursuant to which Ms. Rosenzweig will serve as our Chief Financial Officer. Ms. Rosenzweig’s Employment Agreement may be terminated by either us or Ms. Rosenzweig upon 90 days’ prior notice to the other party.  Pursuant to Ms. Rosenzweig’s Employment Agreement, we also have the right to immediately terminate Ms. Rosenzweig’s employment for “cause” (as described in Ms. Rosenzweig’s Employment Agreement).  Pursuant to Ms. Rosenzweig’s Employment Agreement, Ms. Rosenzweig is entitled to a salary of NIS 660,000 ($182,825) per annum. In addition, Ms. Rosenzweig may be entitled to an annual bonus of up to 25% of her annual salary, based on our evaluation of Ms. Rosenzweig’s performance and subject to receipt of customary approvals.  Ms. Rosenzweig’s Employment Agreement also contains confidentiality, intellectual property, and non-competition and non-solicitation provisions.
Our agreements with our executive officers do not provide for benefits upon the termination of their respective employment with us, other than payment of salary and benefits during the required notice period for termination of these agreements, which varies under these individual agreements.

Agreements with Former CFO

We entered into an Employment Agreement dated May 1, 2010, as amended, with Lior Torem, or Mr. Torem’s Employment Agreement, and also a Consulting Agreement dated as of September 9, 2012 with L.T. Factor Ltd., or the Consultant, of which Lior Torem is manager and sole shareholder, or the Consulting Agreement. Mr. Torem’s employment as our Chief Financial Officer ended on February 14, 2019. We refer to Mr. Torem’s Employment Agreement and the Consulting Agreement collectively as the “Torem Agreements.” Mr. Torem served as our Chief Financial Officer and Vice President of Operations pursuant to the Torem Agreements.  The Torem Agreements allowed for termination by either us, the Consultant or Mr. Torem upon 90 days’ prior notice to the other party. Pursuant to the Torem Agreements, Mr. Torem was entitled to a salary of NIS 881,640 ($249,208) per annum. In addition, Mr. Torem was entitled to an annual bonus of up to 25% of his annual salary, subject to receipt of requisite approvals. Payment of the annual bonus was subject to the achievement of certain milestones determined by the Compensation Committee and Board of Directors. The Torem Agreements also contained confidentiality, intellectual property, and non-competition and non-solicitation provisions.

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

Under our amended articles of association, our board of directors must consist of at least four and not more than eleven directors, including the external directors (if external directors serve on the board of directors).

Our Board of Directors currently consists of five members, four of whom satisfy the independence requirements of the Nasdaq Listing Rules, such that we comply with the Nasdaq Listing Rule that requires that a majority of our board of directors be comprised of independent directors, within the meaning of Nasdaq Listing Rules.

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

We rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules and follow Israeli law and practice with regard to the process of nominating directors, in accordance with which our board of directors (or a committee thereof) is authorized to recommend to our shareholders director nominees for election.  In October 2015, our Board of Directors established a non-independent Nominating Committee, whose role is to select and recommend to the Board of Directors for selection, director nominees, while considering the appropriate size and composition of the Board of Directors, the requirements applicable to all members of the Board of Directors and the criteria for the selection of new members of the Board of Directors.

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

Audit Committee Role

Our board of directors adopted an audit committee charter, which became effective upon the listing of our securities on the Nasdaq Capital Market, as subsequently amended, which sets forth the responsibilities of the audit committee consistent with the rules of the U.S. Securities and Exchange Commission and the Nasdaq Listing Rules, as well as the requirements for audit committees under the Israeli Companies Law, including the following:

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

Compensation Committee and Compensation Policy

Our compensation committee currently consists Yuval Yanai, Mary Jo Gorman and Clara Ezed. Yuval Yanai serves as the Chairman of the compensation committee.

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

Compensation Committee Role

Our board of directors adopted a compensation committee charter, which became effective upon the listing of our shares on the Nasdaq Capital Market, as subsequently amended, which sets forth the responsibilities of the compensation committee consistent with the Nasdaq Listing Rules and the requirements for compensation committees under the Israeli Companies Law, including the following:

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

Our amended and restated Compensation Policy for Executive Officers and Directors, which was approved by our shareholders on June 22, 2017, serves as the basis for decisions concerning the financial terms of employment or engagement of our office holders, including exculpation, insurance, indemnification and any benefit, monetary payment or obligation of payment in respect of employment or engagement, including and any severance payment or benefit.

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

Nominating Committee

In October 2015, our Board of Directors established a non-independent Nominating Committee, whose role is to select and recommend to the Board of Directors for selection, director nominees, while considering the appropriate size and composition of the Board of Directors, the requirements of applicable law regarding service as a member of our Board of Directors and the criteria for the selection of new members of the Board of Directors.  We rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules and follow Israeli law and practice with regard to the process of nominating directors, in accordance with which our board of directors (or a committee thereof) is authorized to recommend to our shareholders director nominees for election.  The Nominating Committee is currently comprised of the following directors: Yuval Yanai, Steven Hanley and Mary-Jo Gorman.  Yuval Yanai serves as the Chairman of the Nominating Committee.

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

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to the chief executive officer and a director or (under certain circumstances), also by the shareholders. See “— Approval of Related Party Transactions under Israeli Law.” However, the insurance of office holders shall not require shareholder approval and may be approved only by the compensation committee, if the engagement terms are determined in the company’s compensation policy and that policy was approved by the shareholders by the Special Approval for Compensation, provided that the policy is on market terms and is not likely to materially impact the company’s profitability, assets or obligations.

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

As of December 31, 2018, we had 56 employees and independent contractors, all of whom were based in Israel, and of whom 6 persons were in administrative, accounting and human resources and 34 persons were in research and development. Under Israeli law, we and our employees are subject to protective labor provisions, including the length of the workday, minimum wages for employees, annual leave, sick pay, determination of severance pay and advance notice of termination of employment, as well as procedures for hiring and dismissing employees and equal opportunity and anti-discrimination laws. While none of our employees are party to any collective bargaining agreements, orders issued by the Israeli Ministry of Economy and Industry may make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as the length of the workday and week, recuperation pay, travel expenses and pension rights.  We have never experienced labor-related work stoppages and believe that our relationships with our employees are a significant part of our operations and that we maintain a good and positive relationship with our employees.

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

Share Ownership of Executive Officers and Directors

For information concerning the beneficial ownership of our ordinary shares by our executive officers and directors, see the table in Item 7A. “Major Shareholders and Related Party Transactions—Major shareholders.” As of December 31, 2018, (i) options to purchase 56,521 ordinary shares granted to our directors and executive officers were outstanding under our 2006 Unit Option Plan, with a weighted average exercise price of approximately $50.31, (ii) options to purchase 156,602 ordinary shares granted to our directors and executive officers were outstanding under our 2015 Equity Incentive Plan and the United States Sub-Plan to our 2015 Equity Incentive Plan, with a weighted average exercise price of approximately $5.86 per share; and (iii) 68,940 restricted share units awarded to our directors and executive officers were outstanding under our 2015 Equity Incentive Plan and the United States Sub-Plan to our 2015 Equity Incentive Plan.

Option and Incentive Plans

In connection with the transfer of all of the business operations and substantially all of the assets of Check-Cap LLC to us in 2009, we assumed the Check-Cap LLC 2006 Unit Option Plan, or the 2006 Plan. On June 23, 2015, our board of directors approved and adopted the Check-Cap Ltd. 2015 Equity Incentive Plan, or the 2015 Israeli Plan, and the Check-Ltd. 2015 United States Sub-Plan to Check-Cap Ltd. 2015 Equity Incentive Plan, or the 2015 U.S. Sub-Plan. The 2015 Israeli Plan and 2015 U.S. Sub-Plan are referred together as the 2015 Plan. As of such date, we ceased to grant options under the 2006 Plan and all equity-based awards made after such date shall be made under the 2015 Plan. Our shareholders approved the 2015 Plan at an extraordinary general meeting of shareholders held on August 13, 2015, and it was subsequently amended by our board of directors on July 30, 2018.

The primary provisions of the 2006 Plan and 2015 Plan are described below.

2006 Plan

General.  The 2006 Plan provided for the grant of options to purchase our ordinary shares to our employees, consultants and service providers. For the purpose of the 2006 Plan: (i) an “employee” means any person, including officers, directors or affiliates who are employed by us or by our affiliates; (ii) a “consultant” means any person who is engaged by us to render consulting or advisory services to us or to any of our entities provided that such services are provided in good faith and are (a) not in connection with the offer or sale of our securities in a capital raising transaction and (b) not directly or indirectly promoting or maintaining a market for our securities; (iii) a “service provider” means an employee, director, supplier or officer holder as defined in the Israeli Companies Law; and (iv) an “affiliate” means any entity which is directly or indirectly our parent or subsidiary.

Administration of the 2006 Plan.  Our board of directors has had the authority to administer the 2006 Plan and to grant options under the 2006 Plan, including, the authority to determine the persons to whom options would be granted, the number of shares subject to each option, the time or times at which the options would be granted, restrictions on the transferability of the options, and the schedule and conditions on which such options may be exercised.

Awards under the 2006 Plan. The 2006 Plan provided for the grant of options pursuant to Sections 102 and 3(i) of the Israeli Income Tax Ordinance [New Version], 5721-1961, which we refer to as the Tax Ordinance. The 2006 Plan provides that Section 102 options may be granted only to employees who are Israeli residents and who do not own interests possessing more than 10% of the total combined voting power of all classes of our equity or the equity of our affiliates immediately before such option is granted. Options granted to optionees who are Israeli residents that are not intended to qualify as Section 102 Options are granted under Section 3(i) of the Tax Ordinance, which does not provide for similar tax benefits, and are referred to as Section 3(i) options. The 2006 Plan was submitted for the approval of the Israeli Tax Authority, which we refer to as the ITA, as required by applicable law.

Options granted to employees under the 2006 Plan were granted under Section 102(b)(2) of the Tax Ordinance, which permits the issuance to a trustee under the “capital gains track.” In order to comply with the terms of the capital gains track, all options granted under a specific plan and subject to the provisions of Section 102 of the Tax Ordinance, as well as the shares issued upon exercise of such options and other shares received subsequently following any realization of rights with respect to such options, such as share dividends and share splits, must be registered in the name of a trustee selected by the board of directors and held in trust for the benefit of the relevant employee, director or officer for a period of two years from the date of the grant. However, under this track, we are not allowed to deduct an expense with respect to the issuance of the options or shares.

Exercise Price; Vesting. The exercise price of an option granted under the 2006 Plan has been determined by the board of directors or a committee appointed by it. The first option grant to an employee generally vested over a period of three years and nine months commencing on the date of grant, such that 8.33% vest on the first anniversary of the date of grant and an additional 8.33% vest on each subsequent three-month period thereafter, for 33 months. Additional options granted to an employee generally vest over a period of three years commencing on the three months anniversary of the date of grant, such that 8.33% is fully vested on the date of grant and an additional 8.33% vest on each subsequent three-month period thereafter, for 33 months.

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

As of December 31, 2018, we had granted options to purchase an aggregate 174,416 ordinary shares under the 2006 Plan, of which options to purchase an aggregate 25,783 ordinary shares had been exercised into our ordinary shares, options to purchase an aggregate 59,048 ordinary shares had been forfeited without having been exercised and options to purchase an aggregate 89,585 ordinary shares were outstanding with a weighted average exercise price of approximately $47.30 per share. As of December 31, 2018, no shares are available for future awards under the 2006 Plan.

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

As of December 31, 2018, we had granted options to purchase an aggregate 440,480 ordinary shares under the 2015 Plan, of which options to purchase an aggregate 111,881 ordinary shares had been forfeited without having been exercised and options to purchase an aggregate 328,599 ordinary shares were outstanding as of such date, with a weighted average exercise price   of approximately $5.69 per share. In addition, as of December 31, 2018, we had issued 145,575 restricted share units under the 2015 Plan, of which 32,636 RSUs had been forfeited, 5,851 RSUs had vested, and 107,127 restricted share units were outstanding as of such date. As of December 31, 2018, 496,786 ordinary shares are available for future awards under the 2015 Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 21, 2019 by (i) each person or entity known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our current executive officers and directors individually; and (iii) all of our current executive officers and directors as a group.

The percentage of beneficial ownership of our ordinary shares is based on 8,235,810 ordinary shares, NIS 2.40 par value per share outstanding as of March 21, 2019. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options and warrants currently exercisable or exercisable into ordinary shares within 60 days of March 21, 2019 are deemed to be outstanding and beneficially owned by the shareholder holding such options or warrants for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or warrant. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

This table is based upon information supplied by officers and directors and is believed to be accurate. Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each shareholder’s address is: c/o Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
5% or Greater Shareholders
Barna Capital Group Ltd.(1)	778,011	9.4%
Intracoastal Capital LLC (2)	701,201	8.0%
Donald Norman (3)	623,600	7.6%
Smotrich SARL-SPF(4)	555,000	6.7%

Directors and Executive Officers
Alex Ovadia	*	*
Niv Kochav	-	-
Yoav Kimchy (5)	64,431	*
Boaz Shpigelman	*	*
Steven Hanley	*	*
Clara Ezed	*	*
Mary Jo Gorman	*	*
XiangQian (XQ) Lin (6)	51,282	*
Yuval Yanai	*	*
All director and executive officers as a group (9 persons)	152,426	1.9%

* Less than 1% of our ordinary shares.

(1)	Based solely upon, and qualified in its entirety with reference to, Schedule 13G filed with the SEC on February 15, 2019.
(2)
Based solely upon, and qualified in its entirety with reference to, Schedule 13G filed with the SEC on February 12, 2019.  According to the Schedule 13G, (i) Mitchell P. Kopin, an individual who is a citizen of the United States of America (“Mr. Kopin”), (ii) Daniel B. Asher, an individual who is a citizen of the United States of America (“Mr. Asher”) and (iii) Intracoastal Capital LLC, a Delaware limited liability company (“Intracoastal” and together with Mr. Kopin and Mr. Asher, collectively the “Reporting Persons”) have shared voting power over these ordinary shares.  The Schedule 13G states such 701201 ordinary shares are comprised of (i) 216,705 ordinary shares held by Intracoastal and (ii) 484,496 ordinary shares issuable upon exercise of Series D warrants issued in connection with the February 2019 registered direct offering. According to the Schedule 13G, the foregoing excludes 241,364 ordinary shares issuable upon exercise of Series D warrants issued in connection with the February 2019 registered direct offering because the warrant contains a blocker provision under which the holder thereof does not have the right to exercise the warrants to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the ordinary shares. Without such blocker provision, each of the Reporting Persons may have been deemed to have beneficial ownership of 942,565 ordinary shares.

(3)
Based solely upon a Non-Objecting Beneficial Owner list with a record date of March 15, 2019 obtained by the Company from Broadridge Financial Solutions, Inc. As of such date, the Company does not have information as to (i) whether beneficial ownership of any of these shares has been disclaimed, (ii) who holds voting and dispositive power over these shares, (iii) whether any other ordinary shares are beneficially owned, or (iv) whether these shares continued to be beneficially owned by such person and in such amounts since March 15, 2019.

(4)
Based solely upon, and qualified in its entirety with reference to, Schedule 13G filed with the SEC on February 13, 2019.  Based on the Schedule 13G, Mr. Alejandro Weinstein, Chalet les Ecureuils Ouest, Rte. de Zires 17, 3963 Crans-Montana, CH, is the ultimate beneficial owner of these ordinary shares and as such has the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(5)
Includes: (i) 27,173 ordinary shares directly held by Yoav Kimchy, (ii) 10,520 ordinary shares subject to options held by Yoav Kimchy currently exercisable or exercisable within 60 days of March 21, 2019, (iii) 26,644 ordinary shares directly held by Sigalit Kimchy, the wife of Yoav Kimchy, and (iv) 94 ordinary shares subject to options held by Sigalit Kimchy currently exercisable or exercisable within 60 days of March 21, 2019.  Yoav Kimchy and Sigalit Kimchy have joint beneficial ownership over the shares beneficially held by them.

(6)
Includes: (i) 14,429 outstanding ordinary shares, (ii) 9,074 ordinary shares subject to options currently exercisable or exercisable within 60 days of March 21, 2019, (iii) 6,945 ordinary shares issuable upon exercise of the Series A Warrants that are currently exercisable, and (iv) 20,834 ordinary shares issuable upon exercise of Long Term Incentive Warrants that are currently exercisable.

As of March 21, 2019, based on information provided to us by our transfer agent in the United States and other information reasonably available to us, we had 54 holders of record of our ordinary shares in the United States. Such holders of record held, as of that date, 98.0% of our outstanding ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 96.1% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

None of our shareholders have voting rights different from the voting rights of other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, the only significant changes in the percentage ownership held by our more than 5% shareholders as reported in our annual reports on Form 20-F during the past three years are as follows: (i) the ownership percentage of Pontifax Funds decreased to under 5% in 2018 from 19.6% as of March 7, 2016, (ii) the ownership percentage of Shanghai Fosun Pharmaceutical Group Co. Ltd.

decreased to under 5% in _2018 from 17.5% as of March 7, 2016, (iii) the ownership percentage of Quant Global Capital Advisors, LC decreased to under 5% in 2018 from 13.1% as of March 7, 2016, (iv) the ownership percentage of Yoav and Sigalit Kimchy decreased to under 5% during 2016 from 6.2% as of March 7, 2016, (v) the ownership percentage of Docor International B.V. decreased to under 5% in 2017 from 6.0% as of March 7, 2016, (vi) the ownership percentage of Guy Neev decreased to under 5% during 2016 from 5.4% as of March 7, 2016, (vii) the ownership percentage of Sabby Management, LLC increased to over 5% in 2017 and in the same year decreased to 5.2% and further decreased to under 5% in 2018, (viii) the ownership percentage of Armistice Capital, LLC increased to 5.5% in 2018 and in 2018 decreased to under 5%, (ix) the ownership percentage of Intracoastal Capital, LLC increased to 8.7% in 2019, (x) the ownership percentage of Smotrich SARL – SPF increased to 6.7% in 2019, (xi) the ownership percentage of Barna Capital increased to 9.9% in 2019, and (xii) the ownership percentage of Donald Norman increased to over 5% in 2018.

B.	Related Party Transactions

Other than Mr. Densel’s Separation Agreement, the executive and director compensation, executive officer employment agreements, indemnification and exculpation arrangements and directors’ and officers’ liability insurance policy discussed in “Management,” and the transactions described below, since January 1, 2016, we have not been or are not a party to any transactions in which any of our directors, executive officers or holders of more than 5% of our share capital, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Pontifax Warrants

On October 14, 2014, we issued warrants to purchase an aggregate of 18,464 of our ordinary shares at an exercise price of NIS 2.40 per share, or the Pontifax Warrants, to the Pontifax Funds in consideration of their commitment to provide to us, for no consideration, the following services, if and to the extent requested by us: (i) business development services, in such scope and substance as shall be agreed between us and the Pontifax; and (ii) a representative designated by Pontifax to serve as the chairman of our board of directors. The Pontifax Funds subsequently agreed that the exercise price of fifty-percent of their warrants will increase to equal the price at which our ordinary shares are sold to the public in the initial public offering of our securities, or if units are sold in the initial public offering of our securities, the exercise price per share will increase to be equal to the effective price per share of the ordinary shares underlying the units sold to the public in the offering. The Pontifax Funds also agreed that such portion of their warrants would vest and become exercisable only upon the consummation of the initial public offering of our securities prior to their expiration date. The remaining warrants with an NIS 2.40 exercise price will vest on a quarterly basis in eight equal installments during a period of 24 months from issuance. In addition, the Pontifax Funds agreed to reduce the term of their respective warrants such that these warrants will now expire after eight years (instead of ten years) following their issuance, i.e., on October 14, 2022. Upon the closing of our initial public offering any unvested portion of the warrants became fully vested and exercisable. In September 2018, Pontifax exercised 9,232 of the Pontifax Warrants into 7,502 ordinary shares on a cashless basis.

Shareholders Agreement

We entered into a shareholders agreement, dated as of March 17, 2011, to which each of the holders of our former preferred shares, including Pontifax (Cayman) II, L.P., Pontifax (Israel) II L.P., Pontifax (Israel) II- Individual Investors L.P., BXR Portfolio Limited (formerly named Eastern Petroleum Investment Company Limited), Docor International B.V., Spearhead Investments (Bio) Ltd., Jacobs Investment Company LLC and Emigrant Alternative Portfolios LLC, is a party, either as an original signatory or by virtue of a joinder thereto, and certain of the holders of our ordinary shares, including Yoav Kimchy and Sigalit Kimchy are parties.  On October 14, 2014, the parties to such shareholders agreement and the lenders under the certain credit line agreement dated August 20, 2014, entered into an Amended and Restated Shareholders Agreement, or the Shareholders Agreement.  Prior to the closing of our initial public offering, we amended the Shareholders Agreement to eliminate provisions related to information rights and matters related to the board of directors, such that the amended Shareholders Agreement consists primarily of the provisions regarding registration rights described below, and the undertaking discussed below under “—Transactions with Check-Cap LLC and the Members and Manager of Check-Cap LLC.”

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

Registration Statement on Form F-3

On May 2, 2016, we filed the F-3 Registration Statement with the SEC. Pursuant to the F-3 Registration Statement, which became effective on July 11, 2016, we registered (among other things) (i) the Resale Shares, as described above, which include (a) ordinary shares issued upon conversion of our former preferred shares; (b) ordinary shares issuable upon exercise of the certain warrants that we issued to lenders under the credit line agreement we entered into on October 14, 2014 and (c) ordinary shares issuable upon exercise of the Series A Warrants and Long Term Incentive Warrants issued in the private placement consummated simultaneously with our initial public offering; and (ii) the offer and sale by us, from time to time, of up to 274,795 ordinary shares issuable upon exercise of the Series A Warrants and Long Term Incentive Warrants issued in our initial public offering.

Transactions with Check-Cap LLC and the Members and Manager of Check-Cap LLC

On May 31, 2009, we entered into an asset transfer agreement with Check-Cap LLC pursuant to which Check-Cap LLC transferred all of its business operations and substantially all of its assets to us. Our shareholders’ holdings on the date of the asset transfer transaction reflected their interests as members of Check-Cap LLC. In the framework of the asset transfer agreement and under the Shareholders Agreement, we undertook to use commercially reasonable efforts to procure that distributions or advance funds are made to our shareholders holding (at the date of the transaction) ordinary shares, Series A preferred shares and/or Series B preferred shares (i.e., the shareholders who are also members of Check-Cap LLC), as would be necessary to eliminate the tax impact on such shareholders of the reorganization and the transfer of all of the business operations and substantially all of the assets from Check-Cap LLC to us. Notwithstanding the foregoing, we will not advance payments to such shareholders to address the fact that they will no longer receive a “pass through” of losses generated by us as they previously received while owning units of Check-Cap LLC. These advances, if and to the extent made, will be deducted from any distributions such shareholders are entitled to receive from us. We have reserved in our financial statements $65,000 as of December 31, 2018, $312,000 as of December 31, 2017 and $382,000 as of December 31, 2016 on account of such advances.

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

On May 30, 2017, we entered into a Securities Purchase Agreement with certain affiliates of Sabby Management LLC in connection with our registered direct offering of 112,460 ordinary shares at a price of $24.00 per share and simultaneous private placement of one-year warrants to purchase an aggregate of up to 112,460 ordinary shares. The warrants had an exercise price of $25.50 per share and were immediately exercisable. The offering was consummated on June 2, 2017. We received gross proceeds from the June 2017 registered direct offering of approximately $2.69. On June 2, 2018, all of the warrants issued in the offering expired.

On November 20, 2017, we entered into a Securities Purchase Agreement with certain investors including certain affiliates of Sabby Management LLC in connection with our registered direct offering of 189,387 ordinary shares at a price of $13.20 per share and simultaneous private placement of five-year warrants to purchase an aggregate of up to 142,042 ordinary shares. The warrants have an exercise price of $15.00 per share and are immediately exercisable. The offering was consummated on November 22, 2017. We received approximately $2.5 million gross proceeds from the November 2017 registered direct offering, $999,900 of which represented the aggregate purchase price paid by certain affiliates of Sabby Management LLC. On April 25, 2018, 56,812 of the warrants issued in the offering were exercised into 13,574 ordinary shares on a cashless basis.

In May 2018, we paid Sabby Management LLC $170,000 in settlement of a dispute regarding their rights over certain securities held by them.

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

On April 4, 2016, we entered into an employment agreement with Sigalit Kimchy, according to which Ms. Kimchy serves as marcom and user interface lead, in a 50% part-time role (no less than 93 hours per month), for a monthly salary of NIS 11,200 ($2,988), plus up to 35 monthly overtime hours at a gross monthly rate of NIS 2,800 ($747), or an aggregate monthly salary of up to NIS 14,000 ($3,735). Ms. Kimchy is entitled to an education fund, managers’ insurance or pension fund and reimbursement of monthly travel expenses. The employment agreement is for an indefinite term and may be terminated by either party upon 30 days prior written notice, and may be terminated by us with immediate effect for cause.  Ms. Kimchy also entered into a confidentially, non-competition and intellectual property agreement.  Sigalit Kimchy is the wife of Yoav Kimchy, our chief technology officer and a former director. For information regarding the beneficial ownership of our ordinary shares by Yoav Kimchy and Sigalit Kimchy, see Item 7A. “Major Shareholders and Related Party Transactions—Major shareholders.”

Scientific Advisor

Since May 2009, Dr. Walter L. Robb, a member of the board of directors of our U.S. subsidiary, Check-Cap US, Inc., since June 2017 and a former director of our company from May 2009 until June 2017, has provided us with consultancy services, on an as needed basis, with matters of scientific relevance, as a Scientific Advisor.

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

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since December 31, 2018, until the date of the filing of this Annual Report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Our units were listed on the Nasdaq Capital Market on February 19, 2015 under the symbol “CHEKU.” Prior to that date, there was no public trading market for our securities. Our initial public offering was priced at $72.00 per unit on February 20, 2015. Each unit consisted of one ordinary share and one-half of a Series A Warrant to purchase one ordinary share. Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants. Each whole Series A Warrant entitles the holder to purchase one ordinary share at an exercise price of $90.00. On March 18, 2015, the units separated and ceased to exist. Since such date, our ordinary shares, Series A Warrants and Series C Warrants have been listed on the Nasdaq Capital Market under the symbols “CHEK”, “CHEKW,” and “CHEKZ”, respectively. On April 4, 2018, we effected a 1-for-12 reverse stock split of our ordinary shares.

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

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of an Israeli public company, and who would as a result hold over 90% of the target company’s voting rights or issued and outstanding share capital, is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a Israeli public company, and who would as a result hold over 90% of the target company’s voting rights or issued and outstanding share capital of a certain class of shares of the company, is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

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

A special tender offer must be extended to all shareholders of a company (but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders). A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror; and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, its controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer, or anyone on their behalf, including any such person’s relatives and entities under their control). If a special tender offer is accepted, then the purchaser or any person or entity controlling it, at the time of the offer, and any person or entity under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

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

The following description is not intended to constitute a complete analysis of all tax consequences relating to our ordinary shares, Series A Warrants and Long Term Incentive Warrants, Series C Warrants and Series D Warrants (sometimes referred to collectively or individually as our “securities”).  You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

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

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax, currently at the rate of 23% (effective as of January 1, 2018 and thereafter, reduced from 24% for the 2017 tax year and 25% for the 2016 tax year) of a company’s taxable income. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise a Preferred Enterprise or a Priority Technological Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area” (as such term is defined under Section 3A of the Israeli Income Tax Ordinance (New Version), 5721-1961, referred to as the Ordinance). An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

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

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

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

Tax Benefits Prior to the 2005 Amendment

Prior to the 2005 Amendment, a capital investment in eligible production facilities (or other eligible assets) could, upon application to the Investment Center of the Israeli Ministry of Economy (formerly named the Ministry of Industry, Trade and Labor), be designated as an “Approved Enterprise” and accordingly, entitled to certain tax benefits under the Investment Law. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. We do not have any Approved Enterprises.

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

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location in Israel of the Benefited Enterprise. The location will also determine the period for which tax benefits are available. Under the “Exemption Track” the tax benefits include an exemption from corporate tax on undistributed income generated by the Benefited Enterprise for a period of two to ten years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. The benefits period is for a duration of seven or ten years, depending on the location of the Benefited Enterprise, from the later of the first year in which the company generated taxable income from its Benefited Enterprise and the Year of Election, but in any event not more than 12 or 14 years from the Year of Election, depending on the location of the company. A company qualifying for tax benefits under the Exemption Track which pays a dividend (as well as a deemed dividend, such as investments in subsidiaries, granting loans to related parties, repurchases of shares, acquisitions of securities/shares, capital reductions and additional events which reflect the transfer of funds out of the Benefitted Enterprise activity) out of income derived during the tax exemption period by its Benefited Enterprise will be subject to corporate tax in respect of the amount of the dividend (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable. Dividends paid out of income attributed to a Benefited Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty.  Applying reduced tax rates in accordance with a certain tax treaty is subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate.

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

We currently have one Benefited Enterprise program under the Investment Law, which, we believe, entitles us to certain tax benefits with respect to income to be derived from our Benefited Enterprise. We chose 2010 as the Year of Election. We believe that we are located in the Zone A specified development zone and therefore, believe we are entitled to a 10-year benefit period, during which taxable income from our Benefited Enterprise program (once generated) will be tax exempt, commencing with the year we will first earn taxable income relating to such enterprise, subject to a 14-year limitation from the Year of Election, and therefore, the tax benefit period will in any event end in 2023.

Tax Benefits under the 2011 Amendment and the 2014 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that, among other things, owns a Preferred Enterprise and is controlled and managed from Israel. Under the 2014 Amendment, effective as of January 1, 2014, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise in 2014 and thereafter, unless the Preferred Enterprise is located in a specified development zone (referred to as “Zone A”), in which case the rate will be 9% for the 2014 tax year and thereafter and, pursuant to the 2017 Amendment (as discussed below), 7.5% from 2017 and thereafter. We believe our facilities are located in the Zone A specified development zone.

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

Tax Benefits under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and became effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides two new tax incentive tracks – the “Priority Technological Enterprise” track and “Special Priority Technological Enterprise” track (as such terms are defined in the Investment Law). The benefits available to a Priority Technological Enterprise or Special Priority Technological Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law.

A Priority Technological Enterprise is entitled (among other things) to a reduced corporate tax rate of 12% with respect to its income which qualifies as “Preferred Technology Income”, as defined in the Investment Law, unless the Priority Technological Enterprise is located in a specified development zone (referred to as “Zone A”), in which case the rate will be 7.5%. A Special Priority Technological Enterprises is entitled to a reduced corporate tax rate of 6% with respect to its Preferred Technology Income.

Our company does not qualify as a Priority Technological Enterprise or Special Priority Technological Enterprise, within the meanings of the Investment Law.

The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our future tax liabilities.

The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984)

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984), referred to as   the Innovation Law, research and development programs which meet specified criteria and are approved by the IIA (formerly the OCS) are eligible for grants.

Under the Innovation Law as currently in effect, the grants awarded are typically up to 50% of the project’s approved expenditures. The grantee is required to pay royalties to the State of Israel from the sale of products (and associated services) developed using IIA funding. Regulations under the Innovation Law, as currently in effect, generally provide for the payment of royalties of 3% or 5% (and at an increased rate under certain circumstances) on sales of products and services based on technology and know-how developed using IIA grants, until 100% (which may be increased under certain circumstances) of the grant, linked to the U.S. dollar and bearing interest at the LIBOR rate, is repaid. The terms of the Israeli government participation require that products developed with IIA grants be manufactured in Israel, unless approval for transferring such manufacturing outside Israel is received from the IIA (however, only a notice to the IIA, as opposed to approval, is required for the transfer outside Israel of up to 10% of the manufacturing). Such approval may be provided by the IIA in connection with the approval of the grant application itself (as we requested in certain of our grant applications), in which case the royalty repayment rate is increased, typically by 1%, with respect to any such approved percentage.  If manufacturing of IIA-funded products is transferred outside Israel (following IIA approval) in excess of the percentage approved by the IIA in connection with the grant approval, then the royalty repayment rate is increased by 1% and the royalty repayment amount with respect to such products may be increased to up to three times the amount of the grants received, depending on the percentage manufactured outside Israel (plus accrued interest).  IIA prior approval is also required for the transfer of IIA-funded know-how to a third party outside of Israel (including by way of license), which we may not receive (and any such approval would be subject to payment of a redemption fee, calculated according to a formula under the Innovation Law, which may be in the amount of up to six times the amount of the grants received, plus accrued interest). Even following the full repayment of any IIA grants, we must nevertheless continue to comply with the requirements of the Innovation Law. If we fail to comply with any of the conditions and restrictions imposed by the Innovation Law and regulations and guidelines thereunder, or by the specific terms under which we received the grants, we may be required to refund any grants previously received together with interest and penalties, and, in certain circumstances, may be subject to criminal charges.

As of December 31, 2018, we had received funding from the IIA (formerly the OCS) for the financing of a portion of our research and development expenditures in an aggregate amount of approximately $5.3 million.  As of December 31, 2018, we had not paid any royalties to the IIA and had a contingent obligation to the IIA in the amount of approximately $5.6 million.

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. A non-Israeli resident who derives capital gains from the sale of securities of an Israeli resident company will be exempt from Israeli tax so long as the securities (i) were not held through a permanent establishment that the non-resident maintains in Israel, (ii) were not received from a relative or in a tax free reorganization transaction and (iii) are not traded on the Tel Aviv Stock Exchange on the date of sale. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation; or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, generally referred to as the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty); (ii) holds the shares as a capital asset; and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if, among other things: (i) the capital gain arising from such sale, exchange or other disposition is treated as industrial or commercial profits attributed to a permanent establishment in Israel, subject to certain conditions; (ii) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital of the corporation during any part of the 12-month period preceding the disposition, subject to certain conditions; (iii) the capital gain arising from such sale, exchange or disposition is treated as royalties; or (iv) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of our securities would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.  The United States-Israel Tax Treaty is currently under review and subject to change.

In some instances where our shareholders may be liable for Israeli tax on the sale of their securities, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains and to obtain an exemption from withholding tax certificate from the Israel Tax Authority in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli withholding tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt of a valid certificate from the Israeli Tax Authority allowing for a reduced tax rate). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12 months, the applicable withholding tax rate is 30%, unless such “substantial shareholder” holds such shares through a nominee company, in which case the rate is 25%. A “substantial shareholder” is generally a person who alone or together with such person’s relative (as such term is defined in the Ordinance) or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.

However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise or a Priority Technological Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.

Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. With respect to dividends paid to a U.S. corporation that held 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed and the preceding tax year and provided that not more than 25% of the gross income of the paying corporation for such prior taxable year (if any) consists of certain interest or dividends, the maximum rate of tax withheld at source is 12.5%; provided, however, that if the paying corporation is an Approved Enterprise, the applicable withholding tax rate under such circumstances is reduced to 15%. We believe that the reference in the United States-Israel Tax Treaty to an Approved Enterprise under the Investment Law is deemed to include also a Benefitted Enterprise Preferred Enterprise and Priority Technological Enterprise under the Investment Law. The United States-Israel Tax Treaty is currently under review and subject to change.

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 649,560 for 2019, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY ISRAELI TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Federal Income Taxation

The following are certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our securities.

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

A beneficial owner of our securities that is described above is referred to herein as a “U.S. Holder.” If a beneficial owner of our securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” Certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our securities applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This discussion is based on the Code, its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our securities as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our shares;

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

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) to a holder in respect of our securities and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of our securities will be in U.S. dollars. In addition, as described in “Risk Factors – Risks Related to Taxation – There is a risk that we could be treated as a domestic (U.S.) corporation for U.S. federal income tax purposes by reason of the transactions related to our acquisition of all of the business operations and substantially all of the assets of Check-Cap LLC on May 31, 2009 (hereinafter sometimes referred to as the “reorganization”),” this discussion also assumes that we will be and have been treated as a foreign corporation for U.S. federal income tax purposes. Moreover, this discussion assumes that a holder owns a sufficient number of Series A Warrants, Series C Warrants, Series D Warrants and/or Long Term Incentive Warrants, such that the holder will not have a fractional warrant upon the exercise of a Series A Warrant, Series C Warrant, Series D Warrant and/or Long Term Incentive Warrant, as the case may be.

We have not sought, and will not seek, a ruling from the IRS or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

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

With respect to non-corporate U.S. Holders, any such cash dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “— Taxation on the Disposition of Ordinary Shares or Series A Warrants, Series C Warrants or Series D Warrants” below) provided that (a) our ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the United States-Israel Tax Treaty, (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met. Therefore, if our ordinary shares are not readily tradable on an established securities market, and we are not eligible for the benefits of the United States-Israel Tax Treaty, then cash dividends paid by us to non-corporate U.S. Holders will not be subject to U.S. federal income tax at the lower regular long term capital gains tax rate. Under published IRS authority, shares are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the Nasdaq Capital Market. Although our ordinary shares are currently listed and traded on the Nasdaq Capital Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our ordinary shares.

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

Adjustments with Respect to Warrants

The terms of each Series A Warrant, Series C Warrant, Series D Warrant and Long Term Incentive Warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment that has the effect of preventing dilution generally is not taxable. However, the U.S. Holders of the Series A Warrants, Series C Warrants and Series D Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through a decrease in the exercise price of the Series A Warrants, Series C Warrants or Series D Warrants) as a result of a distribution of cash to the holders of our ordinary shares, which is taxable to the U.S. Holders of such ordinary shares as described under “— Taxation of Cash Distributions,” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the Series A Warrants, Series C Warrants and Series D Warrants received a cash distribution from us equal to the fair market value of such increased interest. While not clear, the U.S. Holders of the Long Term Incentive Warrants may be subject to a similar tax treatment in respect of any such constructive distribution, or, alternatively, if such warrants are treated as compensatory warrants, such holders may be deemed to have additional compensation income either at the time of the adjustment or upon the exercise of the Long Term Incentive Warrants. U.S. Holders of Series A Warrants, Series C Warrants, Series D Warrants and Long Term Incentive Warrants are urged to consult their own tax advisors on these issues.

Taxation on the Disposition of Ordinary Shares or Series A Warrants, Series C Warrants or Series D Warrants

Upon a sale or other taxable disposition of our ordinary shares or the Series A Warrants, Series C Warrants or Series D Warrants, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the securities.

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

If an Israeli capital gains tax applies to any gains from the disposition of our ordinary shares or the Series A Warrants, Series C Warrants or Series D Warrants by a U.S. Holder, as discussed in “Israeli Tax Considerations and Government Programs – Taxation of our Shareholders” above, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to certain conditions and limitations). In addition, if such Israeli tax applies to any such gain, a U.S. Holder may be entitled to certain benefits under the United States-Israel Tax Treaty, if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the United States-Israel Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such Israeli tax and their eligibility for the benefits of the United States-Israel Tax Treaty.

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally may be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, our ordinary shares or the Series A Warrants, Series C Warrants or Series D Warrants, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares or the Series A Warrants, Series C Warrants or Series D Warrants.

Exercise or Lapse of a Series A Warrant, Series C Warrant or Series D Warrant

Subject to the PFIC rules discussed below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a Series A Warrant, Series C Warrant or Series D Warrant for cash. An ordinary share acquired pursuant to the exercise of a Series A Warrant, Series C Warrant or Series D Warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the Series A Warrant, Series C Warrant or Series D Warrant, as applicable, increased by the amount paid to exercise the Series A Warrant, Series C Warrant or Series D Warrant. The holding period of such ordinary share generally would begin on the day after the date of exercise of the Series A Warrant, Series C Warrant or Series D Warrant. If a Series A Warrant, Series C Warrant or Series D Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Series A Warrant, Series C Warrant or Series D Warrant.

The tax consequences of a cashless exercise of Series A Warrants, Series C Warrants and Series D Warrants are not clear under current tax law. A cashless exercise may be tax-free, either because it is not a realization event (i.e., not a transaction in which gain or loss is realized) or because the transaction is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s tax basis in the ordinary shares received would equal the U.S. Holder’s basis in the Series A Warrants, Series C Warrants or Series D Warrants surrendered. If the cashless exercise were treated as not being a realization event, the U.S. Holder’s holding period in the ordinary shares could be treated as commencing on the date following the date of exercise of the Series A Warrants, Series C Warrants or Series D Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares received would include the holding period of the Series A Warrants, Series C Warrants or Series D Warrants, as applicable.

It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss is recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of Series A Warrants, Series C Warrants or Series D Warrants, as applicable, with a fair market value equal to the exercise price for the number of Series A Warrants, Series C Warrants or Series D Warrants deemed exercised. For this purpose, the number of Series A Warrants, Series C Warrants or Series D Warrants deemed exercised would be equal to the amount needed to receive on exercise the number of ordinary shares issued pursuant to the cashless exercise of the Series A Warrants, Series C Warrants or Series D Warrants. In this situation, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the Series A Warrants, Series C Warrants or Series D Warrants deemed surrendered to pay the exercise price and the U.S. Holder’s tax basis in such Series A Warrants, Series C Warrants or Series D Warrants deemed surrendered. Such gain or loss would be long-term or short-term depending on the U.S. Holder’s holding period in the Series A Warrants, Series C Warrants or Series D Warrants, as applicable. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the sum of the fair market value of the Series A Warrants, Series C Warrants or Series D Warrants deemed surrendered to pay the exercise price and the U.S. Holder’s tax basis in the Series A Warrants, Series C Warrants or Series D Warrants deemed exercised, and a U.S. Holder’s holding period for the ordinary shares should commence on the date following the date of exercise of the Series A Warrants, Series C Warrants or Series D Warrants. There also may be alternative characterizations of any such taxable exchange that would result in similar tax consequences, except that a U.S. Holder’s gain or loss would be short-term.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of Series A Warrants, Series C Warrants and Series D Warrants, it is unclear which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Series A Warrants, Series C Warrants and Series D Warrants.

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

We believe that we were a PFIC for the taxable year ended December 31, 2018 and may be a PFIC for the taxable year ending December 31, 2019.  Our PFIC status for our current taxable year (2019) or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our taxable year ending December 31, 2019 or any subsequent taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares or Series A Warrants, Series C Warrants or Series D Warrants, and, in the case of our ordinary shares, the U.S. Holder did not make a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the ordinary shares, a purging election, a QEF election along with a purging election, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or Series A Warrants, Series C Warrants or Series D Warrants; and

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

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or Series A Warrants, Series C Warrants or Series D Warrants;

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

Although a determination as to our PFIC status is made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder that held (or was deemed to hold) our ordinary shares or Series A Warrants, Series C Warrants or Series D Warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. If we are determined to be a PFIC in any taxable year, and then cease to meet the test for PFIC status in a subsequent taxable year, a U.S. Holder may be able to make a purging election to eliminate this continuing PFIC status with respect to its ordinary shares in certain circumstances. A purging election generally creates a deemed sale of such ordinary shares at their fair market value on the last day of our tax year during which we qualified as a PFIC (or, in the case of a purging election made in connection with a QEF election, the first day of our taxable year in which qualify as a QEF with respect to such U.S. Holder). Any gain recognized by the purging election generally will be treated as an excess distribution subject to the special tax and interest charge rules described above. As a result of the purging election, the U.S. Holder generally will increase the adjusted basis in its ordinary shares by the amount of gain recognized and will also have a new holding period in its ordinary shares for purposes of the PFIC rules.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above with respect to the ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder generally will be required to include in income its pro rata share of our net capital gains (as long term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends if we are treated as a PFIC for that taxable year. However, a U.S. Holder may make a QEF election only if we agree to provide certain tax information to such holder annually. At this time, we do not intend to provide U.S. Holders with such information as may be required to make a QEF election effective.

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

During 2018, we entered into zero-cost collars to hedge against the risk of overall changes in exchange rates on future cash flow from payments of payroll and rent denominated in NIS. These contracts met the requirement for cash flow hedge accounting. During 2018, losses in the amount of $28,000 were reclassified when the related expenses were incurred and recognized in operating expenses. As of December 31, 2018, we had had outstanding foreign exchange collars in the notional amount of $2.1 million with a fair value liability of $15,000.

As of December 31, 2018, our total assets and liabilities linked to the NIS amounted to $1.2 million and $1.5 million, respectively. A 10% depreciation of the dollar in relation to the NIS would cause an exchange rate loss of $29,000.

As of December 31, 2018, we had no assets linked to the Euro and our total liabilities linked to the Euro amounted to $119,000. A 10% depreciation of the dollar in relation to the Euro would cause an exchange rate loss of $12,000.

During the year ended December 31, 2018, the exchange rate between the U.S. dollar and the NIS increased by 8.1% and the exchange rate between the U.S. dollar and the EURO increased by 4.79%. During the year ended December 31, 2017, the exchange rate between the U.S. dollar and the NIS decreased by 9.83% and the exchange rate between the U.S. dollar and the EURO decreased by 12.33%. During the year ended December 31, 2016, the exchange rate between the U.S. dollar and the NIS decreased by 1.4% and the exchange rate between the U.S. dollar and the EURO increased by 3.21%.

Interest Rate Risk

Our obligation to pay royalties to the IIA is linked to LIBOR and we are therefore exposed to changes in LIBOR.

In addition, we intend to invest our cash balances, including certain of the net proceeds from our May 2018 underwritten public offering and January 2019 registered direct offering pending their ultimate use, primarily in bank deposits and securities issued by the U.S. and Israeli governments. We are exposed to market risks resulting from changes in interest rates relating primarily to our financial investments in cash and deposits. We do not use derivative financial instruments to limit exposure to interest rate risk. Our interest income may decline in the future as a result of changes in the financial markets; however, we believe any such potential loss would be immaterial to us.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

 Not applicable.

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

(b)          Management’s Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this Annual Report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018. As all internal control systems, no matter how well designed, have inherent limitations, our internal control over financial reporting may not prevent or detect misstatements.

(c)          Attestation Report of Registered Public Accounting Firm. This Annual Report does not include an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2018 by our registered public accounting firm due to our status as an emerging growth company under the Jumpstart Our Business Startups Act of 2012.

(d)          Changes in Internal Control Over Financial Reporting. Based on the evaluation conducted by our Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2018 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents aggregate fees billed to us for professional services rendered for fiscal years ended December 31, 2018 and 2017 by Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, an independent registered accounting firm.

	2018	2017
Audit Fees(1)	$60,000	$60,000
Audit-Related Fees(2)	$45,000	$4,000
Other Fees(3)	$-	$25,481
Total	$105,000	$89,481
______________________
(1)
The audit fees for the years ended December 31, 2018 and 2017 were for professional services rendered for the audits of our financial statements, consents and in connection with certain of our filings with the U.S. Securities and Exchange Commission.

(2)
Audit-related fees for the year ended December 31, 2018, are for services rendered by our auditors in connection with our May 2018 underwritten public offering. Audit-related fees for the year ended December 31, 2017 are for services rendered by our auditors in connection with determining the number of Long-Term Incentive Warrants that were vested at February 24, 2016 and February 24, 2017.

(3)	Other fees for the year ended December 31, 2017 were for services related to the application for an additional grant from the IIA (formerly the OCS).

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

ITEM 16G. CORPORATE GOVERNANCE.

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares are publicly traded, including companies with shares listed on the Nasdaq Capital Market, are considered public companies under Israeli law and are required to comply with various corporate governance requirements relating to such matters as external directors, the audit committee, the compensation committee and an internal auditor.  These requirements are in addition to the corporate governance requirements imposed by the Listing Rules of the Nasdaq Stock Market and other applicable provisions of U.S. securities laws to which we became subject (as a foreign private issuer) upon the closing of our initial public offering and the listing of our securities on the Nasdaq Capital Market.    Under the Listing Rules of the Nasdaq Stock Market, a foreign private issuer, such as us, may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the Listing Rules of the Nasdaq Stock Market, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the U.S. Securities and Exchange Commission. We currently rely on this “home country practice exemption” solely with respect to the following items:

•
Nomination of our directors. Israeli law and our amended articles of association do not require director nominations to be made by a nominating committee of our board of directors consisting solely of independent directors, as required   under the Listing Rules of the Nasdaq Stock Market. We rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules and follow Israeli law and practice with regard to the process of nominating directors, in accordance with which directors are recommended by our board of directors for election by our shareholders (other than directors elected by our board of directors to fill a vacancy).  In October 2015, our Board of Directors established a non-independent Nominating Committee, whose role is to select and recommend to the Board of Directors for selection, director nominees, while considering the appropriate size and composition of the Board of Directors, the requirements of applicable law regarding service as a member of our Board of Directors and the criteria for the selection of new members of the Board of Directors.

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

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our Financial Statements beginning on pages F-1 through F-31 are hereby incorporated herein by reference.  These Financial Statements are filed as part of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Index

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of the Registrant (7)
2.1	Form of Registrant’s Ordinary Share Certificate (1)
2.2	Form of Series A Warrant Certificate (included in Exhibit 4.4) (1)
2.3	Form of Long Term Incentive Warrant Certificate (included in Exhibit 4.4) (1)
2.4	Form of Warrant Agreement dated as of February 24, 2015 between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent (1)
2.5	Amendment No.1 dated as of June 24, 2015, to Warrant Agreement dated as of February 24, 2015 between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent (8)
2.6	Form of 2014 Underwriter Warrants (1)
2.7	Form of June 2017 Warrants (5)
2.8	Form of June 2017 Placement Agent Warrants (5)
2.9	Form of November 2017 Warrants (6)
2.10	Form of November 2017 Placement Agent Warrants (6)
2.11	Form of Ordinary Shares Warrant Certificate issued pursuant to a certain Credit Line Agreement dated as of August 20, 2014 (1)
2.12	Forms of Ordinary Shares Warrant Certificate issued to the Pontifax entities (1)
2.13	Form of Pre-Funded Warrant (9)
2.14	Form of Series C Warrant (9)
2.15	Form of Warrant Agent Agreement between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent (9)
2.16	Underwriting Agreement, dated as of May 4, 2018, by and between Check-Cap Ltd. and H.C. Wainwright & Co., LLC(10)
2.17	Form of February 2019 Series D Warrant (11)
2.18	Form of February 2019Pre-Funded Warrant (11)
2.19	Form of the February 2019 Placement Agent Warrant (11)
2.20	Form of Securities Purchase Agreement dated as of February 4, 2019 by and between Check-Cap Ltd. (11)
4.1	2006 Unit Option Plan and Amendments thereto (1)
4.2	Amended and Restated Shareholders Agreement dated as of October 14, 2014 by and among Check-Cap Ltd. and the shareholders parties thereto (1)
4.3	Amendment to Amended and Restated Shareholders Agreement dated as of January 2015 by and among Check-Cap Ltd. and the shareholders parties thereto (1)
4.4	Form of Series C-1 preferred shares purchase warrant (1)
4.5	Forms of Series C-2 preferred shares purchase warrant (1)
4.6	Forms of Anti-Dilution Warrants (1)
4.7	Asset Transfer Agreement, dated as of May 31, 2009 by and between Check-Cap Ltd. and Check-Cap LLC (1)
4.8	The Agreement for ASIC Design and Development dated November 26, 2009 by and between Check-Cap Ltd. and Politechnico di Milano (1)
4.9	Form of Indemnification Agreement (1)
4.10	2015 Equity Incentive Plan and 2015 United States Sub-Plan to 2015 Equity Incentive Plan (2)
4.11	Compensation Policy for Executive Officers and Directors (3)
4.12	Placement Agent Agreement dated August 5, 2016 by and between Check-Cap Ltd. and Chardan Capital Markets LLC (4)
4.13	Securities Purchase Agreement dated as of August 8, 2016 by and among Check-Cap Ltd. and the Purchasers named therein (4)
4.14	Securities Purchase Agreement dated as of May 30, 2017 by and among Check-Cap Ltd. and the Purchasers named therein (5)
4.15	Securities Purchase Agreement dated as of November 20, 2017 by and among Check-Cap Ltd. and the Purchasers named therein (6)

8.1	List of Subsidiaries (12)
12.1	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Brightman Almagor Zohar & Co., independent registered public accounting firm

101.INS	XBRL Instant Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBLR Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase
 __________________________________
(1)	Incorporated by reference to the Registration Statement on Form F-1 of the Registrant (File No. 333-201250).
(2)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities Exchange Commission on July 6, 2015.
(3)	Incorporated by reference to the Form 6-K/A filed by the Registrant with the Securities and Exchange Commission on May 24, 2017.
(4)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on August 12, 2016.
(5)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on June 2, 2017.
(6)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on November 22, 2017.
(7)	Incorporated by reference to the Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 4, 2018.
(8)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on June 24, 2015.
(9)	Incorporated by reference to the Registration Statement on Form F-1/A by the Registrant with the Securities and Exchange Commission on April 25, 2018.
(10)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on May 4, 2018.
(11)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on February 6, 2019.
(12)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on March 15, 2016.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHECK-CAP LTD.

Date: March 28, 2019	By:	/s/ Alex Ovadia
	Name:	Alex Ovadia
	Title:	Chief Executive Officer (Principal Executive Officer)

	By:	/s/ Niv Kochav
	Name:	Niv Kochav
	Title:	Interim Chief Financial Officer
(Principal Financial Officer
and Principal Accounting Officer)

CHECK CAP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

CHECK CAP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

f

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Check-Cap Ltd.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Check-Cap Ltd. and subsidiary (“the company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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
March 28, 2019

We have served as the Company's auditor since 2005.

CHECK CAP LTD
CONSOLIDATED BALANCE SHEETS
 (U.S. dollars in thousands, except share and per share data)

		December 31,
	Note	2 0 1 8	2 0 1 7
Assets
Current assets
Cash and cash equivalents		8,572	6,997
Restricted cash	2	350	-
Short-term bank deposit		5,643	-
Prepaid expenses and other current assets	3	419	406
Total current assets		14,984	7,403

Non-current assets
Property and equipment, net	4	452	503
Total non-current assets		452	503
Total assets		15,436	7,906

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accruals
Trade		1,113	608
Other		214	347
Other current liabilities		35	5
Employees and payroll accruals	5	859	602
Total current liabilities		2,221	1,562

Non-current liabilities
Royalties provision	7A	185	439
Total non-current liabilities		185	439

Shareholders' equity	9
Share capital		3,456	974
Additional paid-in capital		72,888	57,643
Accumulated other comprehensive loss		(13)	-
Accumulated deficit		(63,301)	(52,712)
Total shareholders' equity		13,030	5,905

Total liabilities and shareholders' equity		15,436	7,906

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

		Year ended December 31,
	Note	2 0 1 8	2 0 1 7	2 0 1 6

Research and development expenses, net	11	7,618	6,837	5,491
General and administrative expenses	12	3,445	3,164	3,571
Operating loss		11,063	10,001	9,062

Financial income, net	13	473	236	244

Loss before income tax		10,590	9,765	8,818
Taxes on income		(1)	6	8
Net loss		10,589	9,771	8,826
Comprehensive loss:
Net loss		10,589	9,771	8,826
Change in fair value of cash flow hedge		13	-	-
Comprehensive loss		10,602	9,771	8,826
Loss per share:
Net loss per ordinary share (in USD) basic and diluted		2.61	6.72	7.31

Weighted average number of ordinary shares outstanding - basic and diluted (in thousands)	14	4,058	1,455	1,208

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share and per share data)

	Number	Amount	Additional paid-in capital	Other comprehensive loss	Accumulated deficit	Total Shareholders’ equity
Balance as of December 31, 2015	984,292	$599	$46,164	$-	$(34,115)	$12,648
Changes during 2016:
Issuance of ordinary shares and pre-funded warrants in August 2016 registered direct offering, net of issuance expenses in an amount of $615 (2)	53,635	32	5,227	-	-	5,259
Exercise of warrants into ordinary shares	229,153	140	(23)	-	-	117
Share-based compensation	-	-	1,209	-	-	1,209
Net loss	-	-	-	-	(8,826	(8,826)
Balance as of December 31, 2016	1,267,080	$771	$52,577	$-	$(42,941)	$10,407
Changes during 2017:
Issuance of ordinary shares and warrants in June 2017 registered direct offering, net of issuance expenses in an amount of $399 (3)	112,460	67	2,282	-	-	2,349
Issuance of ordinary shares and warrants in November 2017 registered direct offering, net of issuance expenses in an amount of $378 (3)	189,387	114	2,066	-	-	2,180
Exercise of warrants into ordinary shares	35,474	22	(8)	-	-	14
Share-based compensation	1,033	-	726		-	726
Net loss	-	-	-	-	(9,771)	(9,771)
Balance as of December 31, 2017	1,605,434	$974	$57,643	$-	$(52,712)	$5,905
Changes during 2018:
Issuance of ordinary shares in May 2018 in the Public Offering, net of issuance expenses in an amount of $2,381 (4)	3,669,129	2,444	15,343	-	-	17,787
Exercise of warrants into ordinary shares	56,121	38	(33)	-	-	5
Share-based compensation	-	-	(65)	-	-	(65)
Change in fair values of cash flow hedge	-	-	-	(13)	-	(13)
Net loss	-	-	-	-	(10,589)	(10,589)
Balance as of December 31, 2018	5,330,684	3,456	72,888	(13)	(63,301)	13,030

(1) All shares amounts have been retroactively adjusted to reflect a 1-for-12 share reverse split, see Note 1C.
(2) Includes pre-funded warrants to purchase 209,524 ordinary shares at a purchase price of $22.20 per pre-funded warrant, issued in connection with the registered direct offering. See Note 9C(2)(h).
(3) Issuance expenses include certain warrants with a value of $49,229 and $58,298 issued in connection with the June 2017 and November 2017 registered direct offerings, respectively. See Note 9C(2)(j).
(4) Includes pre-funded warrants to purchase 450,909 ordinary shares at a purchase price of $5.49 per pre-funded warrant, issued in connection with the registered direct offering. See Note 9C(2)(k).

 The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(10,589)	(9,771)	(8,826)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	147	157	130
Share-based compensation	(65)	726	1,209
Financial Expenses (income), net	67	(165)	(56)

Changes in assets and liabilities items:
Decrease (increase) in prepaid and other current assets and non-current assets	(13)	(164)	438
Increase (decrease) in trade accounts payable, accruals and other current liabilities	416	275	(252)
Increase (decrease) in employees and payroll accruals	258	(126)	(510)
Decrease in royalties provision	(255)	(82)	(56)
Net cash used in operating activities	(10,034)	(9,150)	(7,923)

CASH FLOWS FROM INVESTING ACTIVITIES			.
Purchase of property and equipment	(94)	(231)	(166)
Proceeds from (Investment in) short-term bank deposit	(5,629)	-	4,811
Net cash provided by (used in) investing activities	(5,723)	(231)	4,645

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of warrants into ordinary shares	-	196	117
Issuance of ordinary shares in the RD Offerings, net of issuance expenses	(30)	4,379	5,307
Issuance of ordinary shares in the 2018 Public Offering	17,792	-	-
Net cash provided by financing activities	17,762	4,575	5,424

Effect of exchange rate changes on cash and cash equivalents	(80)	164	55

Net increase (decrease) in cash, cash equivalents and restricted cash	1,925	(4,642)	2,201

Cash, cash equivalents and restricted cash at the beginning of the year	6,997	11,639	9,438 *

Cash, cash equivalents and restricted cash at the end of the year	8,922	6,997	11,639

*Reclassified
Supplemental information for Cash Flow:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6
Supplemental disclosure of non-cash flow information
Cashless exercise of warrants to purchase ordinary shares into ordinary shares	33	8	23
Purchase of property and equipment	3	15	8
Issuance expenses*	-	30	47
Supplemental disclosure of cash flow information
Cash paid for income taxes	5	3	8

* Represents warrants issued to placement agent as part of issuance expenses
The accompanying notes to the consolidated financial statements are an integral part of them.

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

(4)
As described in Notes 9C(2)(b) and 9C(2)(d), on February 24, 2015 the Company consummated an Initial Public Offering in the United States (U.S.) (the "IPO") concurrently with a Private Placement (the "Private Placement").

On August 11, 2016, the Company consummated a registered direct offering of ordinary shares and pre-funded warrants (the "August 2016 RD Offering"). See Note 9C(2)(h).

On June 2, 2017, the Company consummated a registered direct offering of ordinary shares and a simultaneous private placement of warrants (the "June 2017 RD Offering"). See Note 9C(2)(i).

On November 22, 2017, the Company consummated a registered direct offering of ordinary shares and a simultaneous private placement of warrants (the "November 2017 RD Offering" and together with the August 2016 RD Offering and June 2017 RD Offering, the “RD Offerings”). See Note 9C(2)(J).

On May 8, 2018, the Company consummated an underwritten public offering of ordinary shares, pre-funded warrants and Series C warrants (the “May 2018 underwritten public offering”). See Note 9C(2)(k).

The Company's ordinary shares, Series A Warrants and Series C Warrants are listed on the NASDAQ Capital Market under the symbols "CHEK", "CHEKW" and CHEKZ” respectively.

The consolidated financial statements of the Company as of and for the year ended December 31, 2018 include the financial statements of the Company and its wholly-owned U.S. subsidiary.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 1   -   GENERAL INFORMATION

B.	Going concern and management plans

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, recruiting management and technical staff, acquiring assets and raising capital. The Company is still in its development and clinical stage and has not yet generated revenues. The extent of the Company's future operating losses and the timing of becoming profitable are uncertain. The Company has incurred losses of $10.6 million and $9.8 million for the years ended December 31, 2018 and 2017, respectively. As of December 31, 2018, the Company's accumulated deficit was $63.3 million. The Company has funded its operations to date primarily through equity financing and through grants from the Israel Innovation Authority of the Ministry of Economy and Industry (the "IIA") (formerly the Office of the Chief Scientist of the Ministry of Economy and Industry (the "OCS)).

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

The Company believes that current cash on hand will be sufficient to fund operations into February 2020.

Management expects that the Company will continue to generate losses from the development, clinical development and regulatory activities of the C-Scan system, which will result in a negative cash flow from operating activity. This has led management to conclude that substantial doubt about the Company's ability to continue as a going concern exists. In the event the Company is unable to successfully raise additional capital during or before the end of 2019, the Company will not have sufficient cash flows and liquidity to finance its business operations as currently contemplated. Accordingly, in such circumstances the Company would be compelled to immediately reduce general and administrative expenses and delay research and development projects and clinical trials, until it is able to obtain sufficient financing. If such sufficient financing is not received timely, the Company would then need to pursue a plan to license or sell its assets, seek to be acquired by another entity, cease operations and/or seek bankruptcy protection. The Company's consolidated financial statements do not reflect any adjustments that might result from the outcome of this uncertainty.

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

Cash and cash equivalents include cash in hand, short–term deposits in banks and short-term highly liquid investment with an original maturity of up to three months, with a high level of liquidity that may be easily converted to known amounts of cash, and that are exposed to insignificant risk of change in value.

E.	Short-term bank deposit

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The short–term bank deposits are presented at their cost, including accrued interest, which approximates fair value.

F.	Cash flow hedges

As a matter of policy, the Company uses derivatives for risk management purposes, and does not use derivatives for speculative purposes. From time to time, the Company may enter into foreign currency zero-cost collars contracts to hedge foreign currency cash flow transactions. For cash flow hedges, unrealized gain or loss is recorded in Other comprehensive income (loss) until hedged item affects earnings. All of the Company’s hedges that are designated as hedges for accounting purposes were highly effective; therefore, no notable amounts of hedge ineffectiveness were recorded in the Company’s Consolidated Statements of Operations for either the settlement of cash flow hedges or the outstanding hedged balance.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2   -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F	Cash flow hedges (cont.)

The Company uses zero-cost collars to hedge against the risk of overall changes in future cash flow from payments of payroll and rent denominated in New Israeli Shekel. As of December 31, 2018, the Company had outstanding foreign exchange collars in the notional amount of $2.1 million. These options were set for a period of up to six months. The Company measured the fair value of the options in accordance with provisions of ASC No. 820 (classified as level 2 of the fair value hierarchy). During 2018, losses in the amount of $28, were reclassified when the related expenses were incurred and recognized in operating expenses. The fair value of the Company’s outstanding collars at December 31, 2018 amounted to liability of $15 and is included in in other current liabilities on the balance sheets, with the effective portion of the change in fair value, amounted $13 classified in accumulated other comprehensive income ("AOCI").

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

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360-10 "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets (or asset group) to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2018, 2017 and 2016, no impairment losses were recorded.

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

See Note 7B(1) below regarding the offset of grants received for participation in research and development expenses.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2   -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Contingent liabilities

The Company accounts for its contingent liabilities in accordance with ASC No. 450, "Contingencies". A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2018, and 2017, the Company is not a party to any ligation that could have a material adverse effect on the Company's business, financial position, results of operations or cash flows (see Note ).

K.	Share-based compensation

The Company recognizes expense for its share-based compensation based on the fair value of the awards granted. The Company’s share-based compensation plans provide for the award of stock options and restricted stock units. In accordance with ASC 718-10 "Compensation-Stock Compensation", the Company estimates the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statement of operations.

The Company recognizes compensation expenses for the value of its awards granted based on the graded-vesting method over the requisite service period for each separately vesting portion of the award. Accounting Standards Update (“ASU”) 2016-09, Compensation-Stock Compensation (Topic 718) allows companies to account for forfeitures when they occur.

The Company selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for its share-based awards. The option-pricing model requires a number of assumptions, of which the most significant are the fair market value of the underlying ordinary shares, expected share price volatility and the expected option term. In the year ended December 31, 2018, expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected term of the options.

In the years ended December 31, 2017 and 2016, expected volatility was calculated based on certain peer companies that the Company considered to be comparable.

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

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2   -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Income taxes

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

In accordance with ASC 740, the Company reflects in the financial statements the benefit of positions taken in a previously filed tax return or expected to be taken in a future tax return only when it is considered 'more-likely-than-not' that the position taken will be sustained by a taxing authority. As of December 31, 2018, and 2017, the Company had no unrecognized income tax positions and accordingly, there is no impact on the Company's effective income tax rate associated with these items.

M.	Fair value of financial instruments

The Company measures its investments in money market funds (classified as cash equivalents) and its foreign currency net purchased options at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

● Level 1. Observable inputs based on unadjusted quoted prices in active markets for identical assets or liabilities;

● Level 2. Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

● Level 3. Unobservable inputs for which there is little or no market data requiring the Company to develop its own assumptions.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2   -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Comprehensive loss

The Company accounts for comprehensive income in accordance with ASC No. 220, “Comprehensive Income”. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company’s comprehensive loss consists of net loss and unrealized gain or loss on the effective portion of cash flow hedges. These amounts are carried in accumulated other comprehensive loss on the consolidated statements of comprehensive income and are presented net of taxes.

O.	Restricted Cash

The Company has granted a pledge in favor of Bank Leumi Le-Israel B.M in the amount of $350 to secure certain payment obligations of the Company in connection with FOREX activities. This amount was classified as restricted cash balance on December 31, 2018.

In January 2018, the Company adopted new guidance from the Financial Accounting Standards Board or the FASB that clarified how entities should classify certain cash receipts and cash payments on the statement of cash flows. As a result, the restricted cash balance that existed in prior periods is included as a component of cash and cash equivalents and restricted cash on the statement of cash flows in the relevant periods presented.

	2 0 1 8	2 0 1 7	2 0 1 6

Cash and Cash equivalents	8,572	6,997	11,639
Restricted cash included current assets	350	-	-
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	8,922	6,997	11,639

P.	New accounting pronouncements

ASU 2016-02, “Leases (Topic 842)” was issued by the FASB in February 2016. The purpose of this amendment requires the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases. The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The Company does not believe that this guidance will have a material impact on its consolidated results of operations, financial position or disclosures.

Accounting Standards Update (ASU) 2018-07, “Compensation—Stock Compensation (Topic 718) Improvements to Nonemployee Share-Based Payment Accounting” was issued by the Financial Accounting Standards Board (FASB) in June 2018. The purpose of this amendment is to address aspects of the accounting for nonemployee share-based payment transactions. The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The Company does not believe that this guidance will have a material impact on its consolidated results of operations, financial position or disclosures.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 3   -   PREPAID EXPENSES AND OTHER CURRENT ASSETS

Composition:

	December 31,
	2 0 1 8	2 0 1 7

Government institutions	178	89
Prepaid expenses	206	261
Deposits	34	55
Other assets	1	1
	419	406

NOTE 4   -   PROPERTY AND EQUIPMENT, NET

Composition:

	December 31,
	2 0 1 8	2 0 1 7
Cost:
Office furniture and equipment	186	157
Laboratory equipment	644	626
Computers and auxiliary equipment	388	339
	1,218	1,122
Accumulated depreciation	766	619
Property and equipment, net	452	503

             Depreciation expenses amounted to $147, $157 and $130 for the years ended December 31, 2018, 2017 and 2016, respectively.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 5   -   EMPLOYEE BENEFITS AND PAYROLL ACCRUALS

A.	Composition:

	December 31,
	2 0 1 8	2 0 1 7
Short-term employee benefits:
Benefits for vacation and recreation pay	162	235
Liability for payroll, bonuses and wages	697	367
	859	602

B.	Post-employment benefits

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

In accordance with the Yearly Vacation Law-1951 (the "Vacation Law"), the Company's employees are entitled to a certain number of paid vacation days for each year of employment. In accordance with the Vacation Law and its appendix, and as determined in the agreement between the Company and the employees, the number of vacation days per year to which each employee is entitled is based on the seniority of the employee.

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

For information regarding short-term employee liabilities given to related parties, see Note 15.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 6   -   INCOME TAXES

A.	The Company

Check-Cap Ltd. is taxed according to Israeli tax laws:

1.	Corporate tax rates in Israel

The Israeli corporate tax rate was 25% in the year 2016, 24% in year 2017 and 23% in year 2018 and onwards.

2.	The Law for the Encouragement of Capital Investments, 1959 (the "Investments Law")

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

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 6   -   INCOME TAXES (Cont.)

2.	The Law for the Encouragement of Capital Investments, 1959 (the "Investments Law") (Cont.)

c)	Amendment of the Law for the Encouragement of Capital Investments, 1959 (Cont.)

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

Updating the definitions of preferred income, preferred enterprise etc.

In accordance with the Income Tax Ordinance, as of December 31, 2018, all of Check-Cap Ltd.'s tax assessments through tax year 2013 are considered final.

3.
The Company recorded $6 and $8 current taxes for the years ended December 31, 2017 and 2016. The Company did not record current taxes for the year ended December 31, 2018, since it had no taxable income during this year.

B.	Check-Cap U.S. Inc.

Check-Cap U.S. Inc. is taxed according to U.S. tax laws.
There are no NOL carry-forward of Check-Cap U.S. Inc.

In December 2017, the Tax Cut and Jobs Act (the “Act”) was signed into law, which enacted significant changes to U.S. federal corporate tax and related laws. Some of the provisions of the Act affecting corporations include, but are not limited to: (i) a reduction of the U.S. federal corporate income tax rate from 35% to 21%; (ii) limiting the interest expense deduction; (iii) expensing of cost of acquired qualified property; and (iv) elimination of the domestic production activities deduction. The Company is currently evaluating the impact the Act will have on the future financial condition and results of operations and believe the Act will have a beneficial positive net impact. The Act did not have an effect on the financial results and position of the Company.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 6   -   INCOME TAXES (Cont.)

C.	Deferred income taxes

In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. Based on the Company's history of losses, the Company established a full valuation allowance.

	December 31,
	2 0 1 8	2 0 1 7

Carry forward tax losses	12,525	13,083
Less valuation allowance	(12,525)	(13,083)
	-	-

D.	Reconciliation of the theoretical tax expense to actual tax expense

The main reconciling item between the statutory tax rate of the Company and the effective rate is the provision of full valuation allowance in respect of tax benefits from carry forward tax losses due to the uncertainty of the realization of such tax benefits (see above).

NOTE 7   -   COMMITMENTS AND CONTINGENT LIABILITIES

A.	Royalties provision

1.	Royalties to an ASIC designer
The Company has a liability to pay royalties for the development of an ASIC component which is used as an amplifier for the capture of signals at low frequencies from X-ray detectors contained in the capsule. The institution that developed the ASIC is entitled to receive royalties from the Company in the amount of € 0.5 ($0.57) for every ASIC component that the Company will sell, capped at € 200,000 (approximately $229). This royalty is considered as a liability.

The royalties' liability is calculated based on estimated future sales generated by products which include the ASIC component. As of December 31, 2018, the Company believes that it will be required to pay the above mentioned royalties, and accordingly, recorded, as of December 31, 2018, a provision in a total amount of $120.

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

As part of the reorganization, the Company committed to reimburse the unit holders of the Predecessor Entity for any tax burdens that may be imposed on them due to the reorganization. The reimbursement liability is calculated assuming deemed royalties are paid to the U.S. unitholders of Check-Cap LLC under Section 367(d) of the Code, and is based in part on the Company’s forecasted sales with a cap calculated as the fair value of the share as determined at the date of the financial statements. The reimbursement liability is calculated by multiplying the estimated tax rate by the lowest of: (1) expected cash outflows discounted using a discount factor commensurate with the risk of the Company, and (2) value of the shares held by U.S. unit holders of the Predecessor Entity as of December 31, 2018 multiplied by $2.1, the last reported sale price per share of the Company’s ordinary shares on the Nasdaq Capital Market on December 31, 2018. Any updates in the contingent liability will be charged to earnings. As of December 31, 2018, the balance of the reimbursement liability totaled $65.

	December 31,
	2 0 1 8	2 0 1 7

Royalties to an ASIC designer	120	127
Reimbursement liability to Predecessor Entity's unit holders	65	312
	185	439

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 7   -   COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.	Commitments

(1)	Royalties

The Company's research and development efforts are financed, in part, through funding from the IIA (formerly the OCS) and the BIRD Foundation. Since the Company's inception through December 31, 2018, the Company received funding from the IIA and the BIRD Foundation in the total amount of $5.3 million and $115, net, respectively.

According to the terms of applicable law as currently in effect and the grants, the IIA is entitled to royalties equal to 3-5% (or at an increased rate under certain circumstances) of the revenues from sales of products and services based on technology developed using IIA grants, up to the full principal amount (which may be increased under certain circumstances) of the U.S. Dollar-linked value of the grants, plus interest at the rate of 12-month LIBOR. The obligation to pay these royalties is contingent on actual sales of the applicable products and services and in the absence of such sales, no payment is required. As of December 31, 2018, the Company had not paid any royalties to the IIA and had a contingent obligation to the IIA in the amount of $5.6 million.

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

As of December 31, 2018, the Company, together with Synergy, had received funding from the BIRD Foundation in the aggregate amount of approximately $127. Based on the aggregate expenses that the Company incurred for such project, it refunded to the BIRD Foundation an amount of approximately $13. The Company shall not be receiving additional funding from the BIRD Foundation for the project, which is no longer active. As of December 31, 2018, we had not paid any royalties to the BIRD Foundation and had a contingent obligation to the BIRD foundation in the amount of $180.

(2)	Rental agreement

The Company leases approximately 900 square meters at a facility located in Isfiya, Israel under a lease agreement expiring on May 31, 2022. The Company has the right to terminate the agreement at any time, with 60 days prior written notice. The rental expenses recorded by the Company for the years ended December 31, 2018, 2017 and 2016 were $84, $83 and $78, respectively.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 7   -   COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.	Commitments (Cont.)

(3)	Vehicle lease and maintenance agreements

The Company entered into several 32-36 months lease and maintenance agreements for vehicles, which are regularly amended as new vehicles are leased. The current monthly lease fees is approximately $14. The expected lease payments for the years ending December 31, 2019, 2020 and 2021 are approximately $100, $63 and $10, respectively.

                                      Operating lease obligations as of December 31, 2018:

Lease agreement for vehicles	22
Lease agreement for office facilities lease	13
35

C.	Legal

As of the date of the financial statements, the Company has not been and is not a party to any pending litigation.

NOTE 8   -   FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Company measures its money market funds and foreign currency derivative contracts at fair value. Money market funds are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2018
	Fair value measurements using input type
	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$4,307		$4,307
Foreign currency derivative instruments		$(15)	$(15)
Total financial assets (Liabilities)	$4,307	$(15)	$4,292

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 9   -   SHAREHOLDERS' EQUITY

A.	All share and per share amounts in the financial statements have been adjusted to reflect the Reverse Share Split.

B.	Ordinary shares

1.
The ordinary shares provide their owners with rights to receive dividends in cash and shares, and rights to participate at the time of distributing liquidation dividends. Additionally, the ordinary shareholders have the right to vote at shareholder meetings in a manner that each share provides one voting right to its holder.

2.	Changes in ordinary share capital

a)
On May 11, 2010, the Company issued, free of charge, to all of its shareholders (except for certain ordinary shareholders), warrants to purchase an aggregate of 32,174 ordinary shares (hereafter- "Anti-dilution Warrants"). The Anti-dilution Warrants were issued in order to prevent the dilution of the holdings of such Company shareholders due to certain options granted to the Company's CEO (hereafter- "CEO options"). The Anti-dilution Warrants were subject to automatic exercise, without consideration (unless the holder thereof objected to such exercise), upon the exercise by the Company's CEO of the CEO Options. The fair value of the Anti-dilution Warrants on the grant date was immaterial. Anti-dilution warrants to purchase 7,724 and 56 ordinary shares were exercised during the years ended December 31, 2018 and 2016, respectively. No such warrants were exercised during the year ended December 31, 2017. As of December 31, 2018, 7,246 Anti-dilution Warrants were outstanding.

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

c)	Immediately prior to the consummation of the IPO, certain members of the Company's management exercised options to purchase 25,624 ordinary shares granted to them under the 2006 Unit Option Plan.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 9   -   SHAREHOLDERS' EQUITY (Cont.)

B.	Ordinary shares (Cont.)

2.	Changes in ordinary share capital (Cont.)

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

e)
During the years ended December 31, 2018, 2017 and 2016, certain Private Placement investors exercised CLA Warrants to purchase an aggregate 22,501, 9,912 and 34,508 ordinary shares, respectively, on a cashless basis, which resulted in the expiration of 5,192, 243, and 761 CLA Warrants, respectively. As of December 31, 2018 and 2017, 7,389 and 35,082 CLA Warrants were outstanding, respectively.

f)
Upon the closing of the IPO, the Company issued warrants to purchase 8,334 ordinary shares at an exercise price of $90 to the IPO lead underwriter and warrants to purchase 1,250 ordinary shares at an exercise price of $60.72 to the Company's U.S. legal counsel.

g)
On June 24, 2015, the Company entered into Amendment No. 1 to the Warrant Agreement, dated June 24, 2015, between the Company and American Stock Transfer & Trust Company LLC, as Warrant Agent, to extend the Registration Due Date to the date which is 180 days following the date of closing of the Company's initial public offering (i.e., August 23, 2015) in order to allow the shareholders who were the original purchasers of IPO Units additional time to become the direct registered owners of the ordinary shares underlying the IPO Units. As of December 31, 2018, and December 31, 2017, 378,047 Long Term Incentive Warrants were outstanding.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 9   -   SHAREHOLDERS' EQUITY (Cont.)

B.	Ordinary shares (Cont.)

2.	Changes in ordinary share capital (Cont.)

h)
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

As of December 31, 2018, and December 31, 2017, there were no outstanding pre-funded warrants.

i)
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

On June 2, 2018, all of the warrants issued in this offering expired.

j)
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

On April 25, 2018, 56,812 of these warrants were cashless exercised into 13,574 ordinary shares.
As of December 31, 2017, all the warrants issued in this offering were outstanding.
As of December 31, 2018, 85,228 of these warrants were outstanding.

k)
On May 8, 2018, the Company consummated an underwritten public offering (the “2018 Public Offering”) of 2,738,472 units (the “Units”), at a public offering price of $5.5 per unit, and 450,909 pre-funded units (the “Pre-funded Units”), at a public offering price of $5.49 per Pre-funded Unit. Each Unit consisted of one ordinary share of the Company and one Series C warrant to purchase one ordinary share of the Company. Each Pre-funded Unit consisted of one pre-funded warrant to purchase one ordinary share and one Series C Warrant to purchase one ordinary share. The exercise price of each pre-funded warrant included in the pre-funded unit was $0.01 per share. The Series C warrants have an exercise price of $5.50 per share, are exercisable immediately and will expire five years from the date of issuance.

The Company granted the underwriters a 30-day over-allotment option to purchase up to an additional 478,407 ordinary shares and/or Series C Warrants to purchase up to an additional 478,407 ordinary shares at the public offering price. The underwriters’ option was exercised in full on May 8, 2018.

The Company received gross proceeds from the 2018 Public Offering and exercise in full of the over-allotment option of approximately $20.2 million (before deducting underwriting discounts and commissions and other offering fees and expenses). During May 2018, the 450,909 pre-funded units were exercised in full in consideration of additional gross proceeds of $4.5.

On February 6, 2019, the Company issued 1,881,500 units, at a purchase price of $2.58 per unit, and 1,024,876 pre-funded units, at a purchase price of $2.57 per pre-funded unit, in a registered direct offering. Each unit consisted of one ordinary share of the Company and one Series D Warrant to purchase 0.5 ordinary share of the Company. Each pre-funded unit consisted of one pre-funded warrant to purchase one ordinary share and one Series D Warrant to purchase 0.5 ordinary share. The exercise price of each pre-funded warrant included in the pre-funded unit was $0.01 per share. The Series D Warrants have an exercise price of $2.58 per ordinary share and are immediately exercisable and will expire on the fifth anniversary of the original issuance date. The Company received gross proceeds from the February 2019 registered direct offering of approximately $7.5 million (including proceeds from the exercise of 1,024,876 pre-funded warrants), or $6.6 million, net of issuance expenses in the amount of $927.

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

5.	On July 30, 2018, the Company's Board of Directors resolved to increase the number of ordinary shares of the Company's reserved for issuance under the 2015 Plan by 870,261 shares to 1,205,594 shares.

B.	Details of share-based grants made by the Company

The following tables presents the grant dates, number of underlying shares and related exercise prices of awards granted to employees and non-employees during the years 2018, 2017 and 2016 as well as the estimated fair value of the underlying ordinary shares on the grant date:

Grant date	No. of options	Expiration date	Exercise price	Fair value on grant date	Share based expenses (1) $ in thousands	Vesting terms
February 29, 2016	1,642	March 1, 2026	$28.44	$24.12	$40	(2)
May 4, 2016	7,608	May 4, 2026	$34.68	$17.40	$132	(2)
August 4, 2016	404	August 4, 2026	$15.36	$20.40	$8	(2)
October 31, 2016	202	October 31, 2026	$23.64	$15.84	$3	(2)
February 27, 2017	1,964	February 27, 2027	$27.96	$14.40	$28	(2)
May 9, 2017	1,580	May 9, 2027	$25.86	$12.96	$20	(2)
June 22, 2017 (4)	5,041	June 22, 2027	$22.32	$12.60	$64	(3)
August 3, 2017	404	August 3, 2027	$22.36	$12.36	$5	(2)
November 2, 2017	853	November 2, 2027	$20.76	$8.16	$7	(2)
February 13, 2018	4,584	February 13, 2028	$10.44	$4.95	$23	(2)
July 30, 2018 (6)	231,819	July 30, 2028	$3.92	$2.61	$605	(5)
September 20, 2018 (4)	37,039	September 20, 2028	$3.92	$2.96	$110	(5)
November 1, 2018	44,450	November 1, 2028	$3.81	$3.23	$144	(5)

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10 -  SHARE-BASED COMPENSATION (Cont.)

B.	Details of share-based grants made by the Company (Cont.)

Grant date	No. of RSUs and PSUs	Expiration date	Fair value on grant date	Share based expenses (1)	Vesting terms
February 27, 2017	7,457	February 27, 2027	$2.20	$197	(2)
June 22, 2017 (7)	17,448	June 22, 2027	$1.88	$393	(7)
August 3, 2017 (8)	24,951	August 3, 2027	$1.84	$551	(8)
July 30, 2018 (6)	79,844	July 30, 2028	$3.24	$251	(5)
September 20, 2018 (4)	15,875	September 20, 2028	$3.65	$58	(5)

1.	Share based expenses are based on their fair value on grant date. The amount is charged to statement of operations over the vesting periods.

2.
The options vest over a period of four years commencing on the date of grant, such that 25% of the options vested on the first anniversary of the date of grant and thereafter, the remaining options vest in quarterly installments.

3.	The options vest over a period of three years commencing on the date of grant in quarterly installments.

4.	Options or RSUs granted to certain members of the Company's Board of Directors.

5.
The options vest over a period of three years commencing on the date of grant, such that one third of the options vested on the first anniversary of the date of grant and thereafter, the remaining options vest in quarterly installments.

6.
Of the 231,819 options and 79,844 RSUs, 122,232 options and 50,796 RSUs, respectively, were issued to certain of the Company’s officers. The remaining options and RSUs were issued to employees and consultants.

7.
On June 22, 2017, the Company's shareholders approved the award of 11,302 and 6,146 RSUs to the Mr. Densel, who served as the Company’s CEO at such time, and to certain members of the Company's Board of Directors, respectively. The terms of the RSUs awarded to the Company’s former CEO provided that they shall vest over a period of four years commencing on the date of grant, such that 25% of the RSUs shall vest on the first anniversary of the date of grant and thereafter, the remaining RSUs will vest in quarterly installments.  The RSUs granted to certain members of the Company's Board of Directors shall vest over a period of three years commencing on the date of grant in quarterly installments. The compensation expense was based on the fair value on the grant date, and was estimated at approximately $255 and $138 for the RSUs granted to the Company’s CEO and to certain members of the Company's Board of Directors, respectively. These amounts are charged to statement of operations over the vesting periods.

8.
On August 3, 2017, the Company's Board of Directors approved the award of 24,951 Performance Stock Units (“PSUs”) to certain of the Company's employees. The PSUs shall vest based on four pre-determined milestones, of which the first milestone (15%) in 2017, the second and third milestones in 2018 (22.5% each) and the forth milestone in 2019 (40%). The compensation expense was based on the fair value on the grant date, and was estimated at approximately $551. No expenses were recorded during the years ended December 31, 2018 and 2017 as the Company did not achieve the pre-determined milestones for these years, and estimates that it will not meet the remaining pre-determined milestone for year 2019.

9.	On February 26, 2018, upon the termination of the employment of Mr. Densel, the Company’s former CEO, options to purchase 49,965 ordinary shares and 11,302 RSUs were forfeited.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10  -  SHARE-BASED COMPENSATION (Cont.)

C.	Options Fair Value

The parameters which were used in applying the model are as follows:

For the year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6
Expected volatility (1)	104%-108%	58%-60%	59%-60%
Risk-free rate	2.67-3.15%	1.9%-2.2%	1.2%-2.1%
Dividend yield	0%	0%	0%
Expected term (in years)	5.5-7	5.5-7	5.5-7
Share price	$3.24 - $9.07	$15.96-$26.40	$26.64-$38.40

(1)
In the year ended December 31, 2018, expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected term of the options. In the years ended December 31, 2017 and 2016, due to lack of history of trading, expected volatility was calculated based on certain peer companies that the Company considered to be comparable.

D.	Effect of share-based compensation transactions on the Company's statements of operations

	For the year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6

Research and development, net	234	116	234
General and administrative, net*	(299)	610	975
Total	(65)	726	1,209

                         * Amount in 2018 is negative mainly, due to the forfeiture of the former CEO unvested options and RSU.

E.	A summary of the Company's option activity related to options granted to employees, service providers and directors, and related information under the 2006 Plan and the 2015 Plan is as follows:

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10  -  SHARE-BASED COMPENSATION (Cont.)

		Year ended December 31, 2018
	Number	Weighted average of exercise price (in $)	Weighted average remaining contractual life (in years)	Aggregate intrinsic value ($ in thousands)
Options outstanding at beginning of year	208,222	46.32	7.11	(2)
Options granted	318,094	4.00
Options forfeited	(103,532)	45.88
Options outstanding at end of year	422,784	15.54	8.60	(2)

Options exercisable at end of year	101,040	46.18	4.61	(2)

		Year ended December 31, 2017
	Number	Weighted average of exercise price (in $)	Weighted average remaining contractual life (in years)	Aggregate intrinsic value ($ in thousands)
Options outstanding at beginning of year	207,769	47.04	7.39	(2)
Options granted	9,842	23.88
Options forfeited	(9,389)	39.24
Options outstanding at end of year	208,222	46.32	7.11	(2)

Options exercisable at end of year	134,550	48.00	5.99	(2)

		Year ended December 31, 2016
	Number of options	Weighted average of exercise price (in $)	Weighted average remaining contractual life (in years)	Aggregate intrinsic value ($ in thousands)
Outstanding at the beginning of the year	230,958	48.12	7.99	(2)
Granted	9,856	32.64
Exercised	-	-
Forfeited	(33,045)	50.52
Outstanding at the end of the year	207,769	47.04	7.39	(2)

Exercisable at the end of the year	106,725	46.80	6.34	(2)

1.	The weighted average grant date fair values of options granted during the years ended December 31, 2018, 2017 and 2016 were $2.77, $12.48 and $18.60, respectively.

2.	The aforementioned options are out of the money.

3.
As of December 31, 2018, 2017 and 2016, there were $701, $346 and $766 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2006 Plan and the 2015 Plan, respectively. This cost is expected to be recognized over a period of up to 4 years.

A summary of the Company’s RSUs activity is as follows:

	Year ended December 31
	2018	2017	2016
	Number of RSUs
Unvested at beginning of year	44,473	-	-
Granted	95,719	49,856	-
Vested	(4,818)	(1,033)	-
Forfeited	(25,905)	(4,350)	-
Unvested at end of year	109,469	44,473	-

1.	The weighted average grant date fair values of RSUs awarded during the years ended December 31, 2018 and 2017 were $3.31 and $1.91. There were no RSU awards in the year ended December 31, 2016.

2.
As of December 31, 2018 and 2017, there were $263 and $287 unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2015 Plan, respectively. This cost is expected to be recognized over a period of up to 4 years.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11  -  RESEARCH AND DEVELOPMENT EXPENSES, NET

Composition:
	For the year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6

Salaries and related expenses	4,410	4,656	4,683
Share-based compensation	234	116	234
Materials	1,508	614	596
Subcontractors and consultants	311	456	320
Depreciation	138	147	121
Cost for registration of patents	126	157	150
Others	1,099	893	511
	7,826	7,039	6,615
Less participation of the IIA and BIRD Foundation	(208)	(202)	(1,124)
Total research and development, net	7,618	6,837	5,491

NOTE 12  -  GENERAL AND ADMINISTRATIVE EXPENSES

Composition:
	For the year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6

Salaries and related expenses	1,839	1,395	1,411
Share-based compensation, net	(299)	610	975
Professional services	833	414	354
Office rent and maintenance	163	161	144
Depreciation	10	10	9
Others	899	574	678
Total general and administrative	3,445	3,164	3,571

NOTE 13  -  FINANCE INCOME (EXPENSES), NET

Composition:
	For the year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6

Interest income on short-term deposits	243	66	139
Bank fees and interest expenses	(7)	(7)	(7)
Changes in provision for royalties	255	82	56
Exchange rate differences	(27)	95	56
Changes in derivatives fair value	9	-	-
Total financing income	473	236	244

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 14  -  LOSS PER SHARE

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

The following table sets forth the computation of the Company`s basic and diluted net loss per ordinary share:

	For the year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6

Net loss	10,589	9,771	8,826
Shares used in computing net loss per ordinary share, basic and diluted (in thousands)	4,058	1,455	1,208
Net loss per ordinary share, basic and diluted	2.61	6.72	7.31

Instruments that may potentially dilute the basic loss per share in the future, but were not included in the calculation of diluted loss per share, since their effect is anti-dilutive.

	For the year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6
	(number)
Warrants and share options	3,457	914	849
	7,515	2,369	2,057

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 15  -  RELATED PARTIES

A.	Compensation to the non-executive directors:

	For the year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6

Fees, including reimbursement of expenses	340	274	238
Share-based compensation	113	179	252
	453	453	490

B.	Transactions with related parties:

	For the year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6

Consulting fees, including share-based compensation and reimbursement of expenses (1) (2)	47	57	67
Key man life insurance premium (3)	-	1	12
	47	58	79

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

On April 4, 2016, the Company entered into an employment agreement with Sigalit Kimchy, according to which Ms. Kimchy serves as marcom and user interface lead, in a 60% part-time role (no less than 112 hours per month), for a monthly salary of NIS 11,200 ($3), plus up to 35 monthly overtime hours at a gross monthly rate of NIS 2,800 ($1), or an aggregate monthly salary of up to NIS 14,000 ($4).  Ms. Kimchy is entitled to an education fund, managers' insurance or pension fund and reimbursement of monthly travel expenses.

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

NOTE 16  -  SUBSEQUENT EVENTS

On February 4, 2019, the Company consummated a registered direct offering. See Note 9.C.2.(l)