Form 20-F
period 2019-12-31
Check-Cap Ltd
filed 2020-03-06
CIK 1610590

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from __________ to ___________

Commission file number 001-36848

Check-Cap Ltd.

(Exact name of the Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000, Israel

(Address of principal executive offices)

Alex Ovadia
Chief Executive Officer
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000, Israel
Telephone: +972 546706451
Email: Alex.Ovadia@check-cap.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Ordinary Shares, par value NIS 2.40	Trading Symbol(s) CHEK	Name of each exchange on which registered Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of December 31, 2019, the registrant had 8,272,908 ordinary shares outstanding, NIS 2.40 par value per share.

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

In this Annual Report on Form 20-F, or the Annual Report, unless the context indicates otherwise, references to “NIS” are to the legal currency of Israel, “U.S. dollars,” “$” or “dollars” are to United States dollars, and the terms “we,” “us,” “our company,” “our,” and “Check-Cap” refer to Check-Cap Ltd. Unless otherwise indicated, U.S. dollar translation of NIS amounts presented in this Annual Report are translated using the rate of $1.00 = NIS 3.456, the exchange rate published by the Bank of Israel on December 31, 2019, and U.S. dollar translation of Euro amounts presented in this Annual Report are translated using the rate of $1.00 = Euro 1.12, the exchange rates published by the Wall Street Journal on December 31, 2019.

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

This Annual Report identifies important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements, particularly those set forth under the heading “Risk Factors.” The risk factors included in this Annual Report are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	our history of losses and our ability to continue as a going concern;

●	our needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

●	the initiation, timing, progress and results of our clinical trials and other product development efforts;

●	our reliance on one product or product line;

●	the clinical development, commercialization and market acceptance of our C-Scan system;

●	our ability to receive de novo classification and other regulatory approvals for our C-Scan system;

●	our ability to successfully complete clinical trials;

●	our reliance on single-source suppliers;

●	our reliance on third parties, such as for purposes of our clinical trials and clinical development and the manufacturing, marketing and distribution of our C-Scan system;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	our ability to achieve reimbursement and coverage from government and private third-party payors;

●	the implementation of our business model and strategic plans for our business;

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

The following table summarizes our historical consolidated financial data. We have derived the selected consolidated statements of operations data for the years ended December 31, 2019, 2018 and 2017 and the selected consolidated balance sheet data as of December 31, 2019 and 2018 from our audited consolidated financial statements included elsewhere in this Annual Report. We have derived the selected consolidated statements of operations data for the years ended December 31, 2016 and 2015 and the selected consolidated balance sheet data as of December 31, 2017, 2016 and 2015 from our audited consolidated financial statements not included in this Annual Report. Our Consolidated Financial Statements have been prepared in accordance with U.S. GAAP.

Certain factors that affect the comparability of the information set forth in the following table are described in Item 5 “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and related notes thereto included elsewhere in this Annual Report.

Consolidated Statements of Operations Data

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(US$ in thousands, except per share data)
Operating expenses (1)
Research and development expenses, net (2)	$10,474	$7,618	$6,837	$5,491	$5,837
General and administrative expenses	3,595	3,445	3,164	3,571	6,626
Operating loss	14,069	11,063	10,001	9,062	12,463
Finance income, net	233	473	236	244	173
Loss before income tax	13,836	10,590	9,765	8,818	12,290
Taxes on income	-	(1)	6	8	-
Net loss	$13,836	$10,589	$9,771	$8,826	$12,290
Comprehensive loss:
Net loss	13,836	10,589	9,771	8,826	12,290
Change in fair value of cash flow hedge	(13)	13	-	-	-
Comprehensive loss	13,823	10,602	9,771	8,826	12,290
Net loss per ordinary share of NIS 2.40 par value, basic and diluted (3)	$1.73	$2.61	$6.72	$7.31	$12.67
Weighted average number of ordinary shares outstanding – basic and diluted (in thousands) (3)	7,986	4,058	1,455	1,208	993

Consolidated Balance Sheet Data

	As of December 31,
	2019	2018	2017	2016	2015
	(US$ in thousands, except per share data)
Cash and cash equivalents	$7,685	$8,572	$6,997	$11,639	$9,392
Working capital (4)	$5,633	$12,763	$5,841	$10,514	$12,856
Total assets	9,429	15,436	7,906	12,295	15,298
Capital stock	83,371	76,344	58,617	53,348	46,763
Total shareholders’ equity (deficiency)	$6,234	$13,030	$5,905	$10,407	$12,648

(1)
Operating expenses include share-based compensation expense in the total amount of $0.5 million, $0.7 million, $1.2 million and $3.7 million for the years ended December 31, 2019, 2017, 2016 and 2015, respectively, and a negative share-based compensation expense of $65,000 as a result of forfeitures of awards for the year ended December 31, 2018. For additional information, see Item 5B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Application of Critical Accounting Policies and Estimates-Share-based compensation.”

(2)
Research and development expenses, net is presented net of the amount of grants received from the Israel Innovation Authority, or IIA, of the Ministry of Economy and Industry (formerly the Office of the Chief Scientist, or OCS, of the Ministry of Economy and Industry), and the Israel-United States Binational Industrial Research and Development Foundation, or the BIRD Foundation.  The effect of the participation by the IIA and the BIRD Foundation totaled $0.1 million, $0.2 million, $1.1 million, $0.3 million and $0.6 million for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, respectively. See Item 5A “Operating and Financial Review and Prospects—Operating Results - Financial Operations Overview—Research and Development, Expenses, Net” for more information.

(3)
Basic loss per ordinary share is computed based on the basic weighted average number of ordinary shares outstanding during each period.  Diluted net loss per share is computed based on the weighted average number of shares outstanding during each year, plus the dilutive potential of the ordinary shares considered outstanding during the year, in accordance with ASC 260-10 "Earnings per share". For additional information, see Note 15 to our Consolidated Financial Statements for the year ended December 31, 2019 included elsewhere in this Annual Report.

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

We are a clinical and development-stage medical diagnostics company with a limited operating history. We have incurred net losses in each fiscal year since we commenced operations in 2009.  We incurred net losses of $13.8 million in 2019, $10.6 million in 2018 and $9.8 million in 2017.  As of December 31, 2019, our accumulated deficit was $77.1 million.  We expect our losses to continue for the foreseeable future as we continue our investment in research and development and clinical trials to complete the development of our technology and to attain regulatory approvals, begin the commercialization efforts for our C-Scan system, increase our marketing and selling expenses, and incur additional costs as a result of being a public company in the United States. Successful completion of our development program and, ultimately, the attainment of profitable operations is dependent upon future events, including obtaining adequate financing to fulfill our development activities and our ability to successfully commercialize our C-Scan system and achieve a level of sales adequate to support our cost structure. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability.

Our recurring operating losses have raised substantial doubt regarding our ability to continue as a going concern.

As of December 31, 2019, we had an accumulated deficit of $77.1 million. Our recurring operating losses raise substantial doubt about our ability to continue as a going concern. Our financial statements include a note describing the conditions which raise this substantial doubt. As a result, our independent registered public accounting firm included a “going concern” explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2019 with respect to this uncertainty. Our ability to continue as a going concern will require us to obtain additional financing to fund our operations. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing or obtain financing on favorable terms for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees. If we are not successful in raising capital through equity offerings, debt financings, collaborations, licensing arrangements or any other means or are not successful in reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

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

Our operations have consumed substantial amounts of cash. We expect that we will need to continue to raise and spend substantial amounts in order to complete the clinical development, regulatory approval and commercialization of our C-Scan system. We intend to use our cash resources, including the proceeds of our February 2020 private placement, to finance these efforts and believe that we have sufficient capital to fund our ongoing operations and plans into July 2020, and we will therefore need to raise additional funds to obtain the required capital prior to completing the development and commercialization of our C-Scan system (see Item 5B “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Sources of Liquidity”). We may seek additional funding through equity offerings, debt financings, collaborations, licensing arrangements or any other means to conduct clinical trials and develop and market our C-Scan system or for our general corporate purposes. Securing additional financing may divert our management’s attention from its day-to-day activities, which may adversely affect our ability to develop and commercialize our C-Scan system. Additional financing may not be available to us on a timely basis on terms acceptable to us, or at all.  In addition, if we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest and the newly issued securities may have rights senior to those of the holders of our ordinary shares. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline.  Alternatively, if we raise funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants, may require us to grant a lender a security interest in our assets or may include other restrictions on our business that could impair our operational flexibility, and could also result in interest expense. If we raise additional funds through collaborations, licensing arrangements or other structured financing transactions, we may relinquish rights to certain of our technologies or products, grant security interests in our assets or grant licenses to third parties on terms that are unfavorable to us. If adequate additional financing on acceptable terms is not available, we may not be able to develop our C-Scan system at the rate or to the stage we desire and we may have to delay or abandon the commercialization of our C-Scan system. Any of these factors could materially adversely affect our business, financial condition and results of operations.

Risks Related to Our Business

We may not succeed in completing the development of our product, commercializing our product and generating significant revenues.

Since commencing our operations, we have focused on the research and development and limited clinical trials of our C-Scan system. Although we have received CE Mark approval for the marketing and sale of our C-Scan system in the European Union, valid until January 1, 2023, we have not commenced marketing and sales in the European Union and may require additional regulatory approval in each of the local jurisdictions in the European Union before we can commence marketing and sale of our C-Scan system, such as from the Swiss National Cooperative for the Disposal of Radioactive Waste (Nagra) and the German Federal Office for Radiation Protection (Bundesamt für Strahlenschutz, BfS). In Israel, we received approval from the Medical Devices and Accessories Division of the Israeli Ministry of Health, or AMAR, for the marketing and sale of the C-Scan system in Israel, which is valid until March 31, 2022. We have not received approvals in other jurisdictions, including the United States, and there can be no assurance that we will be able to receive regulatory approvals to commence marketing and sales for our C-Scan system in the foreseeable future or ever. Our ability to generate revenues and achieve profitability depends on our ability to successfully complete the development of our product, demonstrate sufficient clinical evidence, obtain required regulatory approvals and commercial licenses, generate significant revenues and manufacture commercial quantities of our C-Scan system at an acceptable cost.

The future success of our business cannot be determined at this time, and we do not anticipate generating significant revenues from product sales for the foreseeable future. In addition, we have no experience in commercializing our C-Scan system and face a number of challenges with respect to our commercialization efforts, including, among others, that:

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

•
we may not demonstrate adequate clinical safety and clinical effectiveness results from our advanced version or future versions of our C-Scan System, to support regulatory body approval or market acceptance and adoption;

•
we may face limitations imposed by the Nuclear Regulatory Commission, or NRC, or other nuclear regulatory commissions in jurisdictions in which we intend to commercialize our C-Scan system in relation to the disposal of our C-Scan Cap in the sanitary system, such as requiring patients to retrieve our C-Scan Cap after use, which could make our C-Scan system less attractive;

•	we may not be able to scale up the manufacture of our C-Scan system to commercial quantities at an adequate quality or at an acceptable cost;

•	we may not be able to establish adequate sales, marketing and distribution channels;

•	healthcare professionals and patients may not accept our C-Scan system;

•	we may not be aware of possible complications from the continued use of our C-Scan system because we have limited clinical experience with respect to the actual use of our C-Scan system;

•	other technological breakthroughs in colorectal cancer, or CRC, screening, treatment and prevention may reduce the demand for our C-Scan system;

•	changes in the market for CRC screening, new alliances between existing market participants and the entrance of new market participants may interfere with our market penetration efforts;

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

Commencement of our U.S. pivotal study is subject to FDA approval of our investigational device exemption, or IDE, submission to the FDA and acceptance of our planned U.S. pivotal study and even if commenced and completed, the outcome of the U.S. pivotal study is inherently uncertain.

We are planning to have a pre-IDE meeting with the FDA during 2020 and depending on the outcome of that meeting, we plan to file an IDE with the FDA for our planned U.S. pivotal study. Commencing this clinical trial, and any other clinical trials we may initiate, subject to sufficient available funds, is subject to acceptance by the FDA of an IDE and acceptance by other regulatory authorities of the foreign equivalent of an IDE, and finalizing the planned trial design based on discussions with the FDA and other applicable regulatory authorities. In the event that the FDA or any other regulatory authority requires us to complete additional preclinical studies or we are required to satisfy other FDA or other regulatory requests, the start of the U.S. pivotal study may be delayed. Even after we receive and incorporate guidance from these regulatory authorities, the FDA or other regulatory authorities could disagree that we have satisfied their requirements to commence our clinical trial or change their position on the acceptability of our planned trial design or the clinical endpoints selected, which may require us to complete additional preclinical studies or clinical trials or impose stricter approval conditions than we currently expect. In addition, it still remains unclear whether the FDA will agree with a number of aspects of our planned clinical trial design including the (i) duration of study, (ii) number of subjects required, (iii) inclusion criteria, (iv) approvable endpoints, (v) indication for use, and (vi) statistical analysis of endpoints. These factors, among others, would play a material role in determining the cost of the U.S. pivotal study and ultimate probability of success. As a result of the foregoing, the research and development, preclinical studies and clinical testing is expensive and can take years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the development process. (see “Risk Factors – Risks Related to Our Business – Clinical failure can occur at any stage of clinical development. Our clinical experience to date does not necessarily predict future results and may not have revealed certain potential limitations of the technology and potential complications from our C-Scan system and may require further clinical validation. Any product version we advance through clinical trials may not have favorable results in later clinical trials or receive regulatory approval.”).

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

Clinical failure can occur at any stage of clinical development. To date, we have performed clinical studies with iterative versions of both scanning and non-scanning capsules, in conjunction with iterative versions of the C-Scan Track tracking and recording systems and the C-Scan View application and we are continuing to develop further iterative versions of our C-Scan Cap and C-Scan Track. Our clinical trials have been conducted under differing protocols, while using specific inclusion criteria and enriched patient enrolment. Therefore, we have a limited ability to identify potential problems and/or inefficiencies concerning current and future versions of our C-Scan system in advance of its use in general and expanded groups of patients and we cannot assure you that its actual clinical performances will be satisfactory to support proposed indications and regulatory approvals and clinical acceptance and adoption, or that its use will not result in unanticipated complications. For example, we have experienced technical failures of the C-Scan Cap in the current version of the C-Scan system and are currently engaged in implementing a plan to ensure improved reliability in the future. However, there can be no assurance that the implementation of our plan will be successful. Furthermore, the results from laboratory, non-clinical and completed clinical studies, as well as results from our ongoing clinical trials may not be indicative of final clinical results obtained from our current C-Scan system or future versions of our C-Scan system on expanded screening populations. In addition, the results of our clinical trials are subject to human analyses and interpretation of the data accumulated, which could be affected by various errors due to, among others, lack of sufficient clinical experience with our C-Scan system, assumptions used in the statistical analysis of results, interpretation errors in the analysis of the clinical trials results, including the reconstructed images by our C-Scan system, or due to uncertainty in the actual efficacy of our C-Scan system in its current clinical stage. Therefore, the safety and efficacy of our C-Scan system and the clinical results to date will require further independent professional validation and require further clinical study. If our C-Scan system does not function as expected over time, we may not be able to develop our C-Scan system at the rate or to the stage we desire, we could be subject to liability claims, our reputation may be harmed, our C-Scan system may not achieve regulatory clearances, and our C-Scan system may not be widely adopted by healthcare providers and patients.

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

We expect to face competition from large, well-established manufacturers of traditional technologies for CRC screening and detection of gastrointestinal disorders, as well as from new competitive technologies, especially within the field of biomarkers.

    Competition for our C-Scan system comes from traditional well-entrenched manufacturers of tests and equipment for CRC screening, such as colonoscopy, sigmoidoscopy, CT Colonography, or CTC, optical capsule endoscopy, fecal occult blood tests, or FOBTs, and fecal immunochemical tests, or FITs. The principal manufacturers of equipment for optical colonoscopy and sigmoidoscopy include Olympus, Pentax, Hoya and Fuji Film. The principal manufacturers of equipment for CTC include General Electric Healthcare Systems, Siemens Medical Solutions, Philips Medical Systems Ltd. and Toshiba Corporation.  The principal manufacturer of equipment for optical capsule endoscopy includes Medtronic plc. All of these companies have substantially greater financial resources than we do, and they have established reputations as well as worldwide distribution channels for providing medical instruments to physicians.

Several companies have developed or are developing non-invasive technologies based on stool, serum, or molecular diagnostics (from blood and other bodily fluids), or MDx, tests that are used to indicate the presence of CRC and polyps in the colon. These companies include Polymedco, Exact Sciences, Epigenomics AG, Gene News, EDP Biotech Corporation, Illumina, Inc., Quest Diagnostics and VolitionRx Nu.Q diagnostic. In August 2018, Exact Sciences announced that it entered into a U.S. promotion agreement with Pfizer for the promotion of Cologuard ®, a non-invasive stool DNA screening test for colorectal cancer.

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

If we are unable to convince patients and physicians to adopt our C-Scan system over the current technologies marketed by our competitors or future new technologies that may be marketed by our existing or potential competitors, our business and results of operations may suffer.

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

We have limited manufacturing capabilities and if we are unable to scale up our manufacturing operations to meet anticipated market demand, our growth could be limited and our business, financial condition and results of operations could be materially adversely affected.

  We currently have limited resources, facilities and experience in manufacturing sufficient quantities of our C-Scan system to meet the demand we may expect from commercialization efforts, if we are able to obtain regulatory clearance in the United States for our C-Scan system. We do not have experience in manufacturing our C-Scan system in the commercial quantities that we expect to require to meet demand for our C-Scan system, nor can we be certain of our manufacturing costs. We expect to face certain technical challenges as we increase manufacturing capacity, including, among others, logistics associated with the handling of radioactive materials, equipment design and automation, material procurement, lower than expected yields and increased scrap costs, as well as challenges related to maintaining quality control and assurance standards and manufacturing commercial quantities of C-Scan capsules at an acceptable cost. Given our limited experience in manufacturing our C-Scan system, we may encounter manufacturing problems or delays that could result in lost revenue. We may be unable to establish or maintain reliable, high-volume manufacturing capacity. Even if we can establish and maintain this capacity, the cost of doing so may increase the cost of our C-Scan system and reduce our ability to compete. In August, 2019, we announced the completion of manufacturing line transfer implementation and qualification for the C-Scan system operated by GE Healthcare, primarily to enable the manufacture of systems for U.S. clinical trials. Despite our continuing cost-cutting efforts to scale-up our manufacturing capabilities of our C-Scan capsule in commercial quantities, we may not be able to achieve adequate quality at an acceptable cost. Our C-Scan system includes several components that are based on new technologies and are difficult to manufacture and some are being supplied to us by single source suppliers (see “Risk Factors – Risks Related to Our Business – Our reliance on single source suppliers could harm our ability to conduct clinical trials and meet demand for our product in a timely manner or within budget.”). Furthermore, we may encounter similar or unforeseen challenges initiating and later expanding production of any new products. If we are unable to scale up our manufacturing capabilities to meet market demand, our growth could be limited and our business, financial condition and results of operations could be materially adversely affected.

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

We currently depend on single source suppliers for some of the components necessary for the production of our C-Scan system. For example, we currently have a single supplier for the motor used to rotate the collimated X-ray source in our C-Scan system, for the customized X-ray detectors and for the X-ray source and batteries used in our C-Scan system. There is a limited number of manufacturers worldwide who are capable of manufacturing the motor, the customized X-ray detectors, the X-ray source and the batteries that we currently use in our C-Scan system. In addition, the application-specific integrated circuit, or ASIC, residing in our C-Scan system is currently manufactured for us by a single semiconductor fabrication plant, or FAB.  Furthermore, we do not currently have written contracts with most of such suppliers.  While our current suppliers have been able to supply the required quantities of such components to date, if the supply of these components is disrupted or terminated or if our current suppliers are unable to supply required quantities of components, we may not be able to find alternative sources for these key components in a timely manner.  Although we are planning to maintain strategic inventory of key components, the inventory may not be sufficient to satisfy the demand for our C-Scan system if such supply is interrupted, or may be subject to risk of loss due do catastrophic events, such as a fire at our storage facility. In addition, to partially mitigate the risks of reliance on single source suppliers, we are seeking alternate manufacturers for some of our components which requires us to dedicate significant resources and investment. There can be no assurance that we will be successful in seeking alternate suppliers. As a result of the foregoing, we may be unable to meet the demand for our C-Scan system, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation.  If we are required to change the supplier of any of these key components, there may be a significant delay in locating a suitable alternative manufacturer. In addition, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with FDA and other applicable quality standards and with all applicable regulations and guidelines. For example, our agreement with the supplier of the X-ray source used in our C-Scan system terminates on December 31, 2020, and we cannot assure you that we will be able to negotiate a new agreement on commercially acceptable terms or at all and we may be required to find an alternative source for the X-ray source, which we may not be able to do in a timely manner. The delays associated with the introduction of a new manufacturer for certain key components, could delay our ability to manufacture our C-Scan system in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of our C-Scan system ceases operations or otherwise ceases to do business with us, we may not have access to the information necessary to enable an alternative supplier to manufacture the component. The occurrence of any of these events could harm our ability to meet demand for our C-Scan system in a timely manner or within budget.

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

We currently intend to sell our products mainly in the United States, Europe, Israel and Japan and, if we are unable to manage our operations in these territories, our business, financial condition and results of operations could be materially adversely affected.

Our headquarters and substantially all of our operations and employees are presently located in Israel, but we currently intend to market our products mainly in the United States, Europe, Israel and Japan. Accordingly, we are subject to risks associated with international operations, and our international sales and operations will require significant management attention and financial resources. In addition, our international sales and operations will subject us to risks inherent in international business activities, many of which are beyond our control and include, among others:

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

•
political and economic instability, war or acts of terrorism or natural disasters, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the recent coronavirus outbreak).

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

Substantially all of our operations are currently conducted at a single location near Haifa, Israel (other than certain manufacturing activities for purposes of U.S. clinical trials conducted by GE Healthcare, and certain other production activities conducted by subcontractors). We take precautions to safeguard our facility, including obtaining insurance coverage and implementing health and safety protocols. However, a natural or other disaster, such as a fire, flood, an armed conflict involving Israel (as detailed further under “Risks Related to Our Operations in Israel”) or a terrorist attack, could damage or destroy our facility and our manufacturing equipment or inventory, cause substantial delays in our operations and otherwise cause us to incur additional unanticipated expenses. In addition, the insurance we maintain against fires, floods and other natural disasters and the war and terrorism insurance we maintain may not be adequate to cover our losses in any particular case. Damage to our facility or our other property or to any of our suppliers’ facilities and properties, whether located in Israel or elsewhere, due to fire, a natural disaster or casualty event or an armed conflict or terrorist attack, could materially adversely affect our business, financial condition and results of operations.

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

We or the third parties upon whom we depend may be adversely affected by natural disasters and/or health epidemics, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

   Natural disasters could severely disrupt our operations and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage, health epidemic or other event occurred that prevented us from using all or a significant portion of our office, manufacturing and/or lab spaces, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, CROs, clinical sites, third parties ongoing activities and schedules or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our plans and business for a substantial period of time.

   Our business could be adversely impacted by the effects of the coronavirus outbreak originating in China, or by other epidemics. Although we do not currently source directly a material portion of our C-Scan system components directly from China, our supply chain for certain and critical components is worldwide and accordingly could be subject to disruption. In addition, such an event may cause other parties to slow down their activities and schedules and therefore influence our timelines.  A health epidemic or other outbreak, including the current coronavirus outbreak, may materially and adversely affect our business, financial condition and results of operations.

   The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business.

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

FDA can delay, limit or deny clearance or approval of an application for many reasons, including, among others:

•	we may not be able to demonstrate to FDA’s satisfaction that our products are safe and effective for their intended use;

•	the data from our non-clinical studies and clinical trials may be insufficient to support clearance or approval;

•	in the case of a PMA submission, that the manufacturing process or facilities we use may not meet applicable requirements; and

•	changes in FDA’s 510(k) clearance, de novo reclassification, or PMA approval processes and policies, or the adoption of new regulations may require additional data.

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

Our strategy is to submit a direct de novo reclassification petition for our C-Scan system following completion of a U.S. pivotal study. A de novo reclassification generally applies where there is no predicate device and the FDA believes the device poses a low to moderate risk. De novo reclassifications can either be submitted in lieu of a 510(k) notice, such as in our case, or after a 510(k) notice has been filed and found NSE (Not Substantial Equivalent). If a 510(k) notice is found NSE, a de novo petition must be submitted within 30 days from the receipt of the NSE determination.

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

Even if the FDA ultimately accepts our de novo reclassification petition, to support our petition, we still may be required to conduct additional clinical trials before a petition can be filed. Such studies or trials can be costly and the results uncertain. If we are unable to successfully complete required clinical studies or trials, we will not receive FDA clearance or approval.

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

Our C-Scan system may be considered a combination product because of the preparatory use of iodinated oral contrast medium to provide a coating for colonic imaging. A combination product is the combination of two or more regulated components, i.e., drug/device, biologic/device, drug/biologic, or drug/device/biologic, that are combined or mixed and produced as a single entity; packaged together in a single package or as a unit; or a drug, device, or biological product packaged separately that according to its investigational plan or proposed labeling is intended for use only with an approved individually specified drug, device, or biological product where both are required to achieve the intended use, indication or effect. For a combination product, the FDA must determine which center or centers within the FDA will review the product and under what legal authority the product candidate will be reviewed. The combination product’s primary mode of action is used to determine which center within the FDA has primary regulatory jurisdiction over the product. The other centers within the agency also may provide consulting or collaborative reviews of the product as necessary. We believe that we will put forth a reasonable argument to the FDA that our C-Scan system should be regulated as a device and/or a combination product with a device primary mode of action. However, we cannot be sure as to whether the FDA will treat our C-Scan system as a device or a combination product. The review of combination products is often more complex and more time consuming than the review of a product under the jurisdiction of only one center within the FDA. In the case of the C-Scan system, should the FDA determine that the iodinated oral contrast is not being used in accordance with its approved labeling, the Center for Drug Evaluation and Research may take a prominent role to enforce its regulation. If the FDA does not approve or clear our C-Scan system, or any future products, in a timely fashion, or at all, our business and financial condition will be adversely affected.

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

The development of the C-Scan system requires the submission of data generated from clinical trials, which can be long, expensive and uncertain processes, subject to delays and failure at any stage. The data obtained from the studies and trials may be inadequate to support regulatory clearances or approvals, or equivalent third-country approval, or to allow market acceptance of the products being studied. Our C-Scan system technology is currently undergoing clinical development and clinical trials. To date, we have performed clinical studies with several versions of our C-Scan system and with several versions of our non-scanning capsules.

The development of sufficient and appropriate clinical protocols to demonstrate safety, clinical performance and clinical effectiveness are required, and we may not adequately develop such protocols to support clearance, approval, or equivalent third country approval. The clinical trials that were conducted using prior versions of our C-Scan system, were conducted under differing protocols, used groups of patients different and/or smaller in size from those we intend to study in future clinical trials and the results from such clinical trials were subject to human interpretations and based on statistical assumptions that could be affected by erroneous considerations. Further, the FDA, the competent regulatory authorities of other countries, or our Notified Body in the EU may require us to submit data on a greater number of patients than we originally anticipated and/or for a longer follow-up period or they may change the data collection requirements or data analysis applicable to our clinical trials.

The commencement or completion of any of our clinical studies or trials may be delayed or halted, or be inadequate to support regulatory clearance, approval or product acceptance, or equivalent third country approval, for numerous reasons, including, among others:

•	patients do not enroll in the clinical trial at the rate we expect;

•	patients do not comply with trial protocols;

•	patient follow-up is not at the rate we expect;

•	patients experience adverse side effects, including damage to the colon wall or related to excessive radiation exposure as a result of capsule malfunction or break down or retention;

•	patient death during a clinical trial, even though their death may be unrelated to our product;

•	FDA, institutional review boards, or IRBs, or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

•	IRBs, Ethics Committees and third-party clinical investigators may delay or reject our trial protocol and Informed Consent Form;

•
third-party clinical investigators decline to participate in a study or trial or do not perform a study or trial on our anticipated schedule or consistent with the investigator agreements, study or trial protocol, good clinical practices or other FDA or IRBs, Ethics Committees, or any other applicable requirements;

•	third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the study or trial protocol or investigational or statistical plans;

•	regulatory inspections of our studies, trials or manufacturing facilities may require us to, among other things, undertake corrective action or suspend or terminate our studies or clinical trials;

•	changes in governmental regulations or administrative actions;

•	we may not be able to develop our C-Scan system at the rate or to the stage we desire;

•	the interim or final results of the study or clinical trial are inconclusive or unfavorable as to safety or efficacy;

•	a regulatory agency or our Notified Body concludes that our trial design is or was inadequate to demonstrate safety and efficacy; and
•	The capsule disposal was not authorized by regulatory agencies.
The results of non-clinical and clinical studies do not necessarily predict future clinical trial results, and predecessor clinical trial results may not be repeated in subsequent clinical trials. Additionally, the FDA and/or other third country regulatory entities may disagree with our interpretation of the data from our non-clinical studies and clinical trials, or may find the clinical trial design, conduct or results inadequate to demonstrate safety or efficacy, and may require us to pursue additional non-clinical studies or clinical trials, which could further delay the clearance, approval of our products. The data we collect from our non-clinical testing, and other clinical trials may not be sufficient to support regulatory clearance and approval.

If the third parties on which we rely to conduct our clinical trials and clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory clearance or approval, or equivalent third country approval for, or commercialize, our C-Scan system or future products.

We do not have the ability to independently conduct our clinical trials for our C-Scan system and we must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct such trials. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our non-clinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory clearance, approval for, or successfully commercialize, our C-Scan system or future products on a timely basis, if at all, and our business, operating results and prospects may be adversely affected. Furthermore, our third-party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control.

The results of our current or future clinical trials may not support our product candidate requirements or intended use claims or may result in the discovery of adverse side effects.

Even if our current or future clinical trials are completed as planned, we cannot be certain that their results will support our product requirements or intended use claims, which could inhibit our marketing strategies, or that the FDA, foreign authorities or our Notified Body will agree with our conclusions regarding them. Success in non-clinical studies and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that clinical trials will replicate the results of prior trials. The clinical trial process may fail to demonstrate that our C-Scan system, or any future products, are safe and effective for the desired or proposed indicated uses, which could cause us to abandon a product and may delay development of others. Any delay or termination of our clinical trials will delay the filing of our product submissions and, ultimately, our ability to commercialize our C-Scan system, or any future products, and generate revenues. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate’s profile.

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

Similar rules also apply in foreign jurisdictions. In the European Union, or the EU, we must inform the Notified Body that was involved in the conformity assessment of the medical devices we market or sell in the EU of any planned substantial changes to our quality C-Scan system or changes to our devices which could affect compliance with the Essential Requirements laid down in the Annexes to the Council Directive 93/42/EC and/or 2017/745 concerning medical devices, Medical Devices Directive or Medical Device Regulation, or the devices’ intended purpose. The Notified Body will then assess the changes and verify whether they affect the products’ conformity with the Essential Requirements laid down in the Annexes to the Medical Devices Directive. If the assessment is favorable, the Notified Body will issue a new CE Certificate or an addendum to the existing CE Certificate attesting compliance with the Essential Requirements laid down in Annexes to the Medical Devices Directive.

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

The manufacturing processes, reporting requirements, post-approval clinical data and promotional activities associated with any product for which we obtain clearance or approval CE Certificates, or equivalent third country approval will be subject to continuous regulatory review, oversight and periodic inspections by the FDA other domestic and foreign regulatory authorities and our Notified Body. In particular, we and certain of our suppliers are required to comply with the FDA’s Quality System Regulations, or QSR, as well as current good manufacturing practices, or cGMP. In the EU, we will also be subject to the quality system requirements laid down in the Annexes to the Medical Devices Directive. Such compliance can be facilitated by, among other things, a certificate of compliance with ISO 13485:2016. Through compliance with the ISO 13485:2016 standard, we will benefit from a presumption of conformity with the relevant quality system requirements laid down in the Annexes to the Medical Devices Directive or Medical Device Regulation. These regulations and standards govern the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of any product for which we obtain clearance or approval, CE Certificates, or equivalent third country approval. Regulatory authorities, such as the FDA, and our Notified Body enforce the QSR and other regulations through periodic inspections. The failure by us or one of our suppliers to comply with applicable statutes and regulations falling within the competence of the FDA and other regulatory authorities or our Notified Body, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, any of the following enforcement actions:

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

These laws and regulations relate to the design, development, testing, manufacturing, storage, labeling, packaging, content and language of the instructions for use of the device, sale, promotion, distribution, importing and exporting, shipping, post-sale surveillance and recall from our C-Scan system’s markets, and all countries in which we intend to sell our C-Scan system apply some form of regulations of this kind. Most notably, we must comply with the Medical Devices Directive and Regulations and EU Member States’ laws implementing it, and we are subject to extensive regulation in the United States by the FDA and other federal, state and local authorities.

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

There have been judicial and congressional challenges to the PPACA, as well as efforts by the Trump Administration to repeal or replace certain aspects of the PPACA. The U.S. Supreme Court heard a constitutional challenge to the PPACA and in June 2012 held that the PPACA is constitutional. However, states are allowed to opt out of the expansion of eligibility criteria for Medicaid under the PPACA and many states have chosen to do so, causing many uninsured patients to remain without coverage. In addition to the PPACA, the effect of which cannot presently be quantified given its recent enactment, various healthcare reform proposals have also emerged at the state level. We cannot predict whether future healthcare initiatives will be implemented at the federal or state level or the effect any future legislation or regulation will have on us. However, we anticipate that the PPACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and an additional downward pressure on the price that we receive for any approved product, and could adversely affect our business. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. Insurers may also refuse to provide any coverage of uses of approved products for medical indications other than those for which the FDA has granted market approvals, all of which may adversely affect our business, financial condition and results of operations, possibly materially.

Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. However, to date, the Executive Orders have had limited effect and the Congressional activities have not resulted in the passage of a law repealing or replacing the PPACA. If a law is enacted, many if not all of the provisions of the PPACA may no longer apply to prescription drugs. While we are unable to predict what changes may ultimately be enacted, to the extent that future changes affect how any future products are paid for and reimbursed by government and private payers our business could be adversely impacted.  On December 14, 2018, a federal district court in Texas ruled that the PPACA is unconstitutional as a result of the Tax Cuts and Jobs Act, the federal income tax reform legislation previously passed by Congress and signed by President Trump on December 22, 2017, that eliminated the individual mandate portion of the PPACA.  The case, Texas, et al, v. United States of America, et al., (N.D. Texas), is an outlier, but in 2019, the Fifth Circuit Court of Appeals subsequently upheld the lower court decision which was then appealed to the United States Supreme Court. The U.S. Supreme Court declined to hear the appeal on an expedited basis and so no decision will be forthcoming until the next Supreme Court term in late 2020 or early 2021.  We are not able to state with any certainty what will be the impact of this court decision on our business pending further court action and possible appeals.

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

There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. We are presently unaware of any other parties’ valid patents and proprietary rights which our evolving product designs would infringe. Searches typically performed to identify potentially infringed patents of third parties are often not conclusive and because patent applications can take many years to issue, there may be applications now pending, which may later result in issued patents which our current or future products may infringe. In addition, our competitors or other parties may assert that our C-Scan system and the methods it employs may be covered by patents held by them. If our C-Scan system or any of its components infringes a valid patent, we could be prevented from manufacturing or selling it unless we can obtain a license or redesign the product to avoid infringement. A license may not always be available or may require us to pay substantial royalties. We also may not be successful in any attempt to redesign our product to avoid infringement. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and could divert our management’s attention from operating our business.

The steps we have taken to protect our intellectual property may not be adequate, which could have a material adverse effect on our ability to compete in the market.

In addition to patents, we rely on confidentiality, non-compete, non-disclosure and assignment of inventions provisions, as appropriate, with our employees, consultants, subcontractors, suppliers and clinical investigators to protect and otherwise seek to control access to, and distribution of, our proprietary information. These measures may not be adequate to protect our intellectual property from unauthorized disclosure, third-party infringement or misappropriation, for the following reasons:

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

Specifically, with respect to non-compete agreements, under current United States and Israeli law, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us. For example, Israeli courts have recently required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees. In addition, some states in the United States, such as California, have laws which severely restrict the use of non-compete undertakings.

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

Our principal offices and research and development facilities are located in northern Israel. In addition, all of our employees and officers, and one of our directors, are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

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

Our operations could also be disrupted by the obligations of personnel to perform military service. As of December 31, 2019, we had 64 employees and independent contractors, all of whom were based in Israel. Some of these employees and independent contractors may be called upon to perform up to 54 days in each three year period (and in the case of military officers, up to 84 days in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists and it is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

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

We have received grants from the Government of the State of Israel through the IIA (formerly the OCS) for the financing of a portion of our research and development expenditures pursuant to the Innovation Law and related regulations and guidelines. As of December 31, 2019, we had received funding from the IIA in the aggregate amount of approximately $5.3 million.  As of December 31, 2019, we had not paid any royalties to the IIA and had a contingent obligation to the IIA, including interest at the rate of 12-month LIBOR, in the amount of approximately $5.7 million.  In December 2018, we applied for an additional IIA grant, and our application was rejected.  We may apply for additional IIA grants in the future; however, there is no assurance that such applications will be approved in the amount requested or at all. Furthermore, the funds available for IIA grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future.  We cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

Under the terms of the Innovation Law as currently in effect, products developed with IIA funding are required to be manufactured in Israel, unless the IIA approved grant program includes a pre-determined portion of manufacturing that may be performed outside Israel (as certain of our IIA approved grants included).  The approval of the IIA is required for the transferring of manufacturing outside Israel in excess of such pre-determined portion (however, only a notice to the IIA, as opposed to approval, is required for the transfer outside Israel of up to 10% of the cumulative manufacturing in excess of such pre-approved portion). If manufacturing of IIA-funded products is transferred outside Israel (following IIA approval) in excess of the pre-determined percentage included in the grant approval, then the royalty repayment rate will be increased by 1% with respect to the additional approved percentage to be manufactured outside Israel and the royalty repayment for the entire approved program may be increased to up to three times the amount of the grants received, depending on the percentage manufactured outside Israel (plus accrued interest). For example, during 2019, we provided notice to the IIA with respect to the transfer outside Israel of the manufacture of our C-Scan Track in an amount that represents less than 10% of manufacturing exceeding the pre-determined portion to be manufactured abroad that was included in our grant approval, following which our royalty repayment rate increased by 1% and the maximum royalty repayment increased to 120% of the revenues of the C-Scan Track. We are continuing to explore whether certain other components of our C-Scan system can be assembled outside of Israel. For example, we are continuing to explore whether it would be possible to assemble the capsule without the X-ray source in Israel, and have the X-ray source subsequently assembled into our C-Scan system at a certified radioisotope production facility or at a distribution center outside Israel. IIA prior approval is also required for the transfer of IIA-funded know-how to a third party outside of Israel (including by way of license), which we may not receive (and any such approval would typically be subject to payment of a redemption fee, calculated according to a formula under the Innovation Law, which may be in the amount of up to six times the amount of the grants received (less paid royalties, if any, and depreciation, but no less than the total grants received), plus accrued interest. Even following the full repayment of any IIA grants, we must nevertheless continue to comply with the requirements of the Innovation Law and related regulations and guidelines. The foregoing restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

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

To the best of our knowledge, as of February 25, 2020, our largest shareholders beneficially own approximately 42.31% of our ordinary shares in the aggregate.  As a result, such shareholders may be able to significantly influence the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors (which has the authority to direct our business and to appoint and remove our officers), approving or rejecting any proposed merger or consolidation of our company and amending our articles of association (which govern the rights attached to our ordinary shares). The interests of our principal shareholders may not always be aligned with those of our other shareholders. In addition, conflict of interests may exist or occur between our principal shareholders. Any material conflicts of interests between our major shareholders and other stakeholders may have a material adverse effect on our business, financial condition and results of operations.  Furthermore, these parties’ significant interest in us may discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ordinary shares. As a result of the foregoing, the value of your investment could be materially reduced.

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

Section 404 of the Sarbanes-Oxley Act requires the management of public companies to conduct an annual review and evaluation of their internal controls and to obtain an attestation report from their registered public accounting firm regarding the effectiveness of internal controls. However, so long as we qualify as an emerging growth company, we will be exempt from the auditors’ attestation requirement under Section 404 of the Sarbanes-Oxley Act. We would no longer qualify as an emerging growth company on or before December 31, 2020, as described in the risk factor below.

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

While we currently qualify as an “emerging growth company” under the JOBS Act, we will cease to be an emerging growth company on or before December 31, 2020, and at such time our costs and the demands placed upon our management will increase.

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

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the Nasdaq Stock Market for domestic U.S. issuers.  For instance, we follow home country practice in Israel with regard to, among other things, director nomination procedures, the approval of compensation of officers and quorum requirements at general meetings of our shareholders. In addition, we follow our home country law instead of the Listing Rules of the Nasdaq Stock Market that require us to obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on Nasdaq may provide less protection to you than what is accorded to investors under the Listing Rules of the Nasdaq Stock Market applicable to domestic U.S. issuers.

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

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses, including personnel and facilities related expenses, are incurred in NIS. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or, if the NIS instead depreciates relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of depreciation of the NIS, or that the timing of such depreciation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. The Israeli rate of inflation has not had a material adverse effect on our financial condition during the years 2019, 2018 and 2017.  In addition, we may incur operating expenses denominated in Euros, and therefore, our operating results may also be subject to fluctuations due to changes in the U.S. dollar/Euro exchange rate. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS, the Euro and other foreign currencies against the U.S. dollar. Although we engage in currency hedging arrangements from time to time, these measures may not adequately protect us from fluctuations in the exchange rates of the NIS, the Euro and other foreign currencies in relation to the U.S. dollar (and/or from inflation of such foreign currencies), and involve costs and risk of their own.

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

Our stock price has been subject to considerable fluctuation since our initial public offering in February 2015, with the closing price per share having varied from a low of $1.31 to a high of $70.56, and may be subject to fluctuation in the future. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their securities at or above the purchase price. The market price for our ordinary shares on the Nasdaq Capital Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, among others:

•	we may not be able to develop our C-Scan system at the rate or to the stage we desire;

•	inability to obtain the approvals necessary to commence further clinical trials;

•	unsatisfactory results of clinical trials;

•	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

•	any intellectual property infringement actions in which we may become involved;

•	announcements concerning our competitors or the medical device industry in general;

•	achievement of expected product sales and profitability or our failure to meet expectations;

•	our commencement of, or involvement in, litigation;

•	any major changes in our board of directors or management;

•	legislation in the United States relating to the sale or pricing of medical device;

•	future substantial sales of our ordinary shares;

•	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares are covered by analysts;

•	the trading volume of our ordinary shares; or

•
natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the recent coronavirus outbreak), boycotts, adoption or expansion of government trade restrictions, and other business restrictions.

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

We recently amended our articles of association to increase our authorized share capital. There are certain risks associated with this increase.

In December 2019, our shareholders approved an increase to our authorized share capital and to amend our Articles of Association accordingly.  As a result, our authorized and registered share capital is NIS 216,000,000 divided into 90,000,000 ordinary shares, nominal (par) value NIS 2.40 each. The increase of our authorized share capital is designed to enable us to have sufficient authorized share capital that would allow us to meet our future business needs as they arise.  These needs could include, among other things, the sale of shares in public and private offerings to raise additional capital, the purchase of property or assets, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits, and other bona fide corporate purposes.  The possible future issuance of equity securities consisting of ordinary shares or securities convertible into ordinary shares could affect our current shareholders in a number of ways, including the following: (i) diluting the voting power of the current holders of ordinary shares; (ii) diluting the market price of the ordinary shares, to the extent that the new ordinary shares are issued and sold at prices below current trading prices of the existing ordinary shares, or if the issuance consists of equity securities convertible into ordinary shares, to the extent that the securities provide for the conversion into ordinary shares at prices that could be below current trading prices of the ordinary shares; and (iii) diluting the book value per share of the outstanding ordinary shares.  Furthermore, the authorized shares could, in theory, also be used to resist or frustrate a third-party transaction that is favored by a majority of the independent shareholders (for example, by permitting issuances that would dilute the share ownership of a person seeking to effect a change in the composition of our board of directors or management or contemplating a tender offer or other transaction for the combination of our company with another company).

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

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (including our pro rata share of the gross income of our 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our pro rata share of the assets of our 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in Item 10E “Additional Information—Taxation—U.S. Federal Income Taxation—General”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of our securities or the receipt of certain excess distributions from us and may be subject to additional reporting requirements. We believe that we were a PFIC for the taxable year ended December 31, 2019 and may be a PFIC for the taxable year ending December 31, 2020.  Our actual PFIC status for our current taxable year or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our taxable year ending December 31, 2020 or any subsequent taxable year.

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

Our Company

We are a clinical stage medical diagnostics company aiming to redefine CRC prevention through the introduction of C-Scan®, the first and only patient-friendly preparation-free test designed to detect polyps before they transform into cancer. The disruptive capsule-based screening technology aims to increase screening adherence worldwide and enable millions of people to stay healthy. The system utilizes ultra-low-dose X-rays to scan the inner lining of the colon for precancerous polyps, and other structural abnormalities. CRC is the third most commonly diagnosed cancer, with more than 1.8 million new cases identified every year globally. Nearly 881,000 deaths occur annually worldwide as a result of CRC. While approximately 0.5% of the average-risk screening population presents cancerous polyps in the colon and rectum at a given time, approximately 25% of the same population presents benign polyps that could potentially turn into cancer over time. It can take up to 10 years before a pre-cancerous polyp develops into invasive cancer. As such, there is a crucial detection window for the prevention of colorectal cancer, through the detection of these benign polyps. While routine screening is recommended by The American Cancer Society for healthy people aged 45 years and older, screening adherence remains low. About 1 in 3 adults among the targeted screening population avoids having a colonoscopy in the U.S., and adherence in other regions of the world such as Europe and Asia are even lower. Unlike other screening modalities that are designed for direct visualization and imaging of the internal colon, such as optical colonoscopy, CTC and other capsule-based technologies, our C-Scan system is designed to function without any laxative preparation, and to transit the gastrointestinal tract by natural motility while the patient continues his or her daily routine. Furthermore, the C-Scan system does not require fasting prior to or during capsule transit. Our C-Scan system is comprised of three main components: (1) C-Scan Cap, an ingestible X-ray scanning capsule; (2) C-Scan Track, three miniaturized patches worn on the patient’s back for integrated positioning, control and data recording; and (3) C-Scan View, a proprietary software to process and represent 2D and 3D maps of the inner surface of the colon. We believe that this solution has the potential to become an alternative for both physicians and patients and to increase the number of people completing CRC screening.

Our C-Scan Cap is swallowed and propelled by natural motility through the gastrointestinal tract and excreted naturally with no need for retrieval for data collection. Unlike other existing CRC screening methods, this process should not disrupt a patient’s normal activities or require fasting. Our C-Scan Cap employs ultra-low-dose X-rays, which allow the C-Scan system to scan the interior lining of the colon even when surrounded by intestinal content. As such, we believe that patients using our C-Scan system will not be required to undergo any prior bowel preparation.

Our C-Scan Cap is being designed to transmit position, motility and the data it collects to the C-Scan Track that will be worn on the patient’s back. The external data recorder is being designed to enable the download of the data to our C-Scan View application to allow physicians to analyze the data collected by our C-Scan Cap. The C-Scan Track is being designed to provide the physician with localization data aligned with a reconstructed image. We intend for physicians to be able to review the colon’s inner structural information in less time than required to perform an optical colonoscopy.

Colonic polyps are tissue growths that occur on the lining of the colon. Polyps in the colon are common, and certain types of polyps may become cancerous over time. In the event that polyps are identified by our C-Scan system, the patient may be advised to undergo a subsequent traditional colonoscopy procedure to examine, remove and biopsy the polyps. For those patients who require a subsequent colonoscopy, concerns regarding pain, discomfort and embarrassment may still remain. We do not, however, believe that these concerns will make the use of our C-Scan system any less attractive to physicians and patients. Although patients who are initially screened utilizing a traditional colonoscopy could avoid the need for a second colonoscopy if polyps are discovered, we believe that our C-Scan system will still be attractive to physicians and patients who object to or cannot undergo a colonoscopy as a large number of these patients if screened will not require a subsequent colonoscopy.

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

In the fourth quarter of 2017, we initiated an interim clinical study for the purpose of introducing an advanced version of the C-Scan system, Version 3, which incorporated the then latest algorithms and system optimization and tailored scanning of the colon to the patient’s natural colonic movements to maximize the amount of the colon that is tracked and imaged.  In March 2018, we announced results from the interim study.  Evaluable results of 21 patients showed average colon imaging coverage of 64%, a 40% improvement over 46% average colon imaging coverage in the multi-center study. Sensitivity was 78% (p<0.05) for subjects with greater than 50% colon imaging coverage and 100% (p<0.05) for subjects with greater than 70% colon imaging coverage. Specificity was consistent at around 89%.

Following our certification to ISO 13485:2016 by our Notified Body, and completion of our multi-center clinical study and achievement of compliance with the requirements of the Medical Devices Directive, in September 2017, we submitted a request for CE marking for the marketing and sale of our C-Scan system in the European Union.  We received the CE Mark approval on January 9, 2018.  In September 2018, we received approval from the Medical Devices and Accessories Division of the Israeli Ministry of Health, or AMAR, for the marketing and sale of C-Scan system in Israel, which, following its extension, is valid until March 31, 2022. For our advanced C-Scan system, we will be required to obtain additional approval from the notified body in conjunction with the MDR, to allow for AMAR renewal.

During the first quarter of 2018, we initiated a multi-center, open label, home monitoring, prospective study designed to determine the performance characteristics of C-Scan system Version 3, for detecting pre-cancerous polyps compared with the fecal immunochemical test (FIT), in each case using colonoscopy as the reference method, for the purpose of collecting additional evidence of clinical effectiveness and clinical utility to support market adoption. The study included 90 evaluable patients who either had known polyps or were considered to be of average risk. Each patient ingested a C-Scan capsule and also underwent a FIT and a comparative colonoscopy performed by independent gastroenterologists, who were blinded to the corresponding test’s results. The C-Scan clinical evaluation was obtained using the evaluable patient population implementing a gender-based motility analysis and the results of both C-Scan and FIT were compared to colonoscopy. The primary efficacy endpoint of the study was sensitivity (ability to correctly identify patients with polyps) and specificity (ability to correctly identify patients with lack of polyps) of the C-Scan system compared to FIT in detecting subjects with polyps ≥10 mm. In July 2019, we announced final results from our post-CE approval study. The results demonstrate that C-Scan achieved a sensitivity of 76% (p=0.0005) in patients with polyps ≥10 mm, while FIT achieved a sensitivity of 29% (p=0.005) in patients with polyps ≥10 mm.  C-Scan achieved a specificity of 82% in all patients, while FIT achieved a specificity of 96% in all patients. In addition, C-Scan detected all 4 patients (100%) with polyps ≥40 mm, while the FIT detected only 1 of the 4 patients (25%) with polyps ≥40mm. Overall, C-Scan achieved a sensitivity of 66% (p=0.01) in all patients, including patients with polyps <10mm, while FIT achieved a sensitivity of 23% (p<0.0001) in all patients, including patients with polyps <10mm. In total, 142 patients enrolled in the study and after factoring in technical and physiological dropouts and protocol violations, the number of evaluable patients was 90. No serious adverse events were reported, and the adverse events were mild in severity.

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

In April 2019, we initiated the U.S. pilot study of our C-Scan system. The U.S. pilot study (NCT03735407 ) was a prospective, multi-center, open label, single arm study was designed to evaluate the safety, usability and subject compliance of the C-Scan system. The study included 28 evaluable patients, more than two thirds of whom were considered to be of average risk for colorectal cancer. Each patient ingested a C-Scan capsule and also underwent a fecal immunochemical test (FIT) as well as a comparative colonoscopy, which was performed by an independent gastroenterologist who was blinded to the corresponding test results. The study was performed at two sites, the NYU Grossman School of Medicine and Mayo Clinic, Rochester. The primary endpoint of the study was to evaluate the incidence of device or procedure related serious adverse events. Secondary endpoints included patient compliance, subject satisfaction and device and procedure related performance. Due to sample size, the study was not designed to be powered for statistical significance. In December 2019, we announced the results of the study. No device or procedure related serious adverse events (SAEs) were reported and all device or procedure related adverse events were mild in severity. In total, 45 patients enrolled in the study, of which 40 patients underwent the study procedure. All 40 patients complied with the procedure and completed a questionnaire following the procedure and reported higher satisfaction with the C-Scan System procedure compared to colonoscopy. A total of 28 patients were evaluable after factoring in technical and physiological dropouts and protocol violations. Analysis of the evaluable patient results revealed agreement between C-Scan and colonoscopy in detection of polyps was consistent with data from the post-CE approval study.

We plan to collect substantial clinical data, mostly on average-risk patients,  using our advanced C-Scan system, which incorporates mainly advanced algorithms and improved detection and energy capabilities, in preparation for our planned pivotal study in the United States. Upon receipt of required approvals and available capital, we plan to initiate a pivotal study in the United States in late 2020 to (i) demonstrate device safety as evidenced by a lack of device-related serious adverse events; and (ii) provide efficacy data concerning our C-Scan system’s performance. We anticipate that FDA approval for the pivotal study will be subject to our providing sufficient clinical data from previous clinical studies, which may include the multi-center clinical feasibility study, the multicenter safety and clinical performance study, and U.S. pilot study. However, there can be no assurance that we will receive approvals for the pivotal study to be conducted in the United States.

Following and subject to the successful completion of our pivotal trial and available capital, our current strategy is to submit a direct de novo reclassification petition, which we anticipate submitting in 2021, for FDA approval for the marketing of our C-Scan system in the United States. Direct de novo reclassification typically takes at least 9 to 12 months from filing to clearance. If the FDA determines that our C-Scan system is not a candidate for de novo reclassification, it will require approval of the device for market through the PMA process. The PMA pathway is much more costly and uncertain than the 510(k) clearance process or de novo reclassification, and generally takes at least 12 to 18 months, or even longer, from the time the application is filed with FDA to ultimate approval.

Since our formation, we have not generated any revenue. We intend to commence pilot sales in Israel in late 2020 and in Europe during 2021. However, we do not anticipate generating any significant revenue for the foreseeable future and we do not yet have any specific launch dates for our product. We incurred net losses of $13.8 million in 2019, $10.6 million in 2018 and $9.8 million in 2017.  As of December 31, 2019, we had an accumulated deficit of $77.1 million and a total shareholders’ equity of $6.23 million.

Our Solution

CRC screening can reduce the incidence of and mortality from the disease by enabling detection of precancerous polyps in the colon at an earlier, more treatable stage. CRC is one of the few cancers that can be prevented through screening because pre-cancerous polyps, from which colon cancers often develop, can be identified and removed. Today, there is a range of options for CRC screening in the average-risk population, with current technology falling into two general categories: (i) structural exams that enable physicians to visualize the colon for abnormalities, such as optical colonoscopy (which is currently regarded as the “gold standard” for CRC screening), sigmoidoscopy, CTC and optical capsules. All such exams require aggressive bowel preparation and are invasive exams ; and (ii) stool and serum based tests, such as FOBTs, FITs, stool DNA, and blood tests, which test for blood in stool and irregularities in blood and DNA. Notwithstanding the many CRC screening alternatives and despite the fact that the tests are encouraged by clinicians and insurers and the proven clinical value of screening for CRC, a large portion of the population is still reluctant to perform CRC screening.

The C-Scan system is designed to enable early detection of precancerous polyps while providing a patient friendly solution without requiring any colon cleansing. The purpose of the C-Scan system is to detect colorectal polyps in subjects who, based on demographics and medical history factors, are considered average risk for CRC. If polyps are detected, the patient is elevated to high risk for CRC, which studies have shown increases the adherence of patients to undergo a colonoscopy procedure. If a positive result is obtained through the C-Scan, the patient should be referred to colonoscopy.

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

We believe that gastroenterologists will adopt our technology and recommend the use of our capsule. This may increase the number of people undergoing CRC screening and may encourage more people with polyps to undergo a polypectomy – a therapeutic procedure during which polyps are removed.

Our goal is to become a leading supplier of CRC screening technology and to establish our technology as a leading CRC screening method. Key elements of our strategy include:

•	seeking to obtain regulatory approvals for the sale of our C-Scan system in the United States;

•
seeking to commence pilot sales in Israel in late 2020 for which we obtained AMAR approval for the marketing and sale of our C-Scan system, and in Europe during 2021, for which we obtained CE marking for the marketing and sale of our C-Scan system in the European Union;

•	enter into partnerships in the future when strategically attractive, including potentially with major medical device companies;

•	obtaining government and private third-party reimbursement for our technology;

•	improving and enhancing our existing technology portfolio and developing new technologies; and

•	successfully marketing our product to establish a large customer base.

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

The C-Scan system enables a patient-friendly, preparation free and painless evaluation of colorectal abnormalities. Using the C-Scan system, suspicious findings that may be colorectal polyps can be identified, thus assisting the physician in deciding to elevate the patient to high risk category and refer the patient to a colonoscopy procedure. Studies have shown that the adherence of an elevated-risk patient to undergo a colonoscopy procedure is higher than that of an average risk patient.

The C-Scan system provides information for the physician, enabling him to make a “YES / NO” decision for suspected presence of polyps in the colon, based on the premise that the presence of polyps in the colon is associated with the potential development of CRC. The C-Scan system is intended to be used as a preliminary tool to assist in the detecting of subjects who are at elevated risk for polyps and thus may increase the adherence of those subjects to undergo colonoscopy.

The C-Scan system is designed to evaluate the presence of polyps, without the need for fasting and prior bowel cleansing, through identifying suspects in the human colon supported by physiological data, such as measured transit time of the capsule through the GI tract.

The C-Scan system presented in Figure 1 includes three main units, C-Scan Cap, C-Scan Track and C-Scan View. The C-Scan procedure steps are illustrated in Figure 2.  The C-Scan Track is attached to the patient's back, after which, the patient ingests the C-Scan capsule. The capsule starts moving through the patient's gastrointestinal system until it reaches the colon where it starts scanning the colon walls and transmitting the acquired data to the C-Scan Track. Following the natural excretion of the capsule, the patient returns the C-Scan Track to enable data loading and analysis using C-Scan View. The analysis report includes an indication of either “NO- Average Risk” in cases where no suspicious findings were identified or “YES- Elevated Risk” in cases where suspicious findings were identified. An operational block diagram is presented below in Figure 4.

Figure 1: Illustration of C-Scan system units

Figure 2: Illustration of C-Scan system procedure

C-Scan Cap

C-Scan Cap is an X-ray scanning capsule, which enables detection of suspected polyps. C-Scan Cap is ingested by the patient and propelled by peristalsis, natural motility, it passes through the gastrointestinal tract and is excreted naturally, with no need for retrieval of the capsule.

C-Scan Cap is designed to measure, collect and transmit structural information, and is comprised of the following components:

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

Check-Cap

X-Ray detectors
Electronics
X-Ray source
Batteries
Collimator and Concealment Mechanism

Check-Cap Imaging Capsule

Image for illustration purpose only

Figure 3: C-Scan Cap

C-Scan Track

C-Scan Track is a small, disposable system attached to the patient's back via biocompatible adhesive skin patches. C-Scan Track communicates with the C-Scan Cap and enables data download for analysis purposes. Both the C-Scan Track and C-Scan Capsule are equipped with an electromagnetic capability allowing for capsule position and orientation estimations through the C-Scan Track. A dedicated scan control algorithm (SCA) identifies the C-Scan Cap’s movements in the colon and, accordingly, commands the C-Scan Cap when to perform a scan. C-Scan Track also measures the transit time from capsule ingestion to excretion through radio frequency communication to a non-volatile memory device, and enable data retrieval, through either wired or wireless communication, to an external processor.

The C-Scan Track is comprised of the following components:

•
Sticker Housings – Biocompatible and water-resistant stickers and housing integrating all functional components, attached to the patient’s back, enabling approximately five days of continuous operation.

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

Image for illustration purpose only

C-Scan View

The C-Scan View software is a client/server-based application that enables procedure data download from the C-Scan Track, data analysis and report generation.  The C-Scan View’s main functions are:

•	Load and display procedure information and data;

•	Image review, enabling the user to view structural information of the colon wall;

•	Produce procedure report; and

•	Store procedure results on server.

The data from the C-Scan Track is loaded and processed to create a reconstruction model of the colon wall, which is displayed in the C-Scan View as structural information of the colon wall, as well as whole-gut-transit-time (WGTT) data.  The data is analyzed by a team that includes expert analysts, who review the structural information to identify suspicious findings that are protruding or bulging on the colon wall.  The analysts consider capsule WGTT in the analysis process.  The gastroenterology physician reviews the analysis in the C-Scan View and generates the final report as to whether the patient is assessed to be at average or at elevated risk, determined through a combined analysis consisting of both structural analysis and transit time analysis.

Figure 4: Conceptual block-diagram of the C-Scan system

C-Scan System Non-Clinical and Clinical History

We have developed and validated our capsule-based imaging modality for providing structural information on colonic polypoid lesions and masses for CRC screening. Below is a summary of the validation tests carried out by us in the laboratory, in phantoms, animals and humans, which were designed to evaluate this new imaging modality’s performance and potential clinical value.

Non-Clinical Testing

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

•            Resolution Limit: Estimation of the Smallest Visible Object Size. In order to estimate the size of the smallest visible object, both spatial resolution and noise characteristics must be taken into account. The graph below presents the estimated MTF of our C-Scan system. Noise analysis indicates MTF 1/3 for minimum visibility, which demonstrates that the smallest visible object that can be detected with the existing design of our C-Scan system (in the conditions used, which included a colon diameter of 30mm) is of approximately 5-6 mm (see graph below).

Check-Cap

Modulation Transfer Function
(MTF Estim. Cap157 /CMT)
Mod. Transfer
Spatial Frequency [1/mm]

Image for illustration purpose only

Image Reconstruction

Two main characteristics of our C-Scan system contribute to the image reconstruction performance:

•	The number of photons hitting the detector per time frame.

•	The angular spread of the photon beam coming out of the capsule collimator.

Based on the laboratory tests performed with the previous version of our C-Scan system, polyps of 6 mm and larger should be visible and 10 mm polyps and larger are expected to be detected at higher sensitivity. To further enhance the visibility of 6 mm - 9 mm polyps, a new design of the collimator was successfully tested in a prototype version of our C-Scan Cap, which is expected to enable 1.5 times the number of photons to be detected by the detectors, allowing the implementation of an image enhancement algorithm, which is expected to improve the imaging performance.

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

XRF
Raw Signals
CMT
Reconstructed Surface
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

Polyp Between Detectors | No Polyp

XRF | CMT | Fused | XRF | CMT | Fused

CMT and XRF slices

Image for illustration purpose only

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
0
20
40
60
80
100
10
30
50
70
90

ROC between detectors

Image for illustration purpose only

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

In the fourth quarter of 2017, we initiated an interim clinical study for the purpose of introducing an advanced C-Scan version, Version 3, which incorporated the then latest algorithms and system optimization and tailored scanning of the colon to the patient’s natural colonic movements to maximize the amount of the colon that is tracked and imaged.  In March 2018, we announced results from the interim study.  Evaluable results of 21 patients showed average colon imaging coverage of 64%, a 40% improvement over 46% average colon imaging coverage in the multi-center study. Sensitivity was 78% (p<0.05) for subjects with greater than 50% colon imaging coverage and 100% (p<0.05) for subjects with greater than 70% colon imaging coverage. Specificity was consistent at around 89%.

During the first quarter of 2018, we initiated a multi-center, open label, home monitoring, prospective study designed to determine the performance characteristics of C-Scan system Version 3, for detecting pre-cancerous polyps compared with the fecal immunochemical test (FIT), in each case using colonoscopy as the reference method, for the purpose of collecting additional evidence of clinical effectiveness and clinical utility to support market adoption. The study included 90 evaluable patients who either had known polyps or were considered to be of average risk. Each patient ingested a C-Scan capsule and also underwent a FIT and a comparative colonoscopy performed by independent gastroenterologists, who were blinded to the corresponding test's results. The C-Scan clinical evaluation was obtained using the evaluable patient population implementing a gender-based motility analysis and the results of both C-Scan and FIT were compared to colonoscopy. The primary efficacy endpoint of the study was sensitivity (ability to correctly identify patients with polyps) and specificity (ability to correctly identify patients with lack of polyps) of the C-Scan system compared to FIT in detecting subjects with polyps ≥10 mm. In July 2019, we announced final results from our post-CE approval study. The results demonstrate that C-Scan achieved a sensitivity of 76% (p=0.0005) in patients with polyps ≥10 mm, while FIT achieved a sensitivity of 29% (p=0.005) in patients with polyps ≥10 mm. C-Scan achieved a specificity of 82% in all patients, while FIT achieved a specificity of 96% in all patients. In addition, C-Scan detected all 4 patients (100%) with polyps ≥40 mm, while the FIT detected only 1 of the 4 patients (25%) with polyps ≥40mm. Overall, C-Scan achieved a sensitivity of 66% (p=0.01) in all patients, including patients with polyps <10mm, while FIT achieved a sensitivity of 23% (p<0.0001) in all patients, including patients with polyps <10mm. In total, 142 patients enrolled in the study and after factoring in technical and physiological dropouts and protocol violations, the number of evaluable patients was 90. No serious adverse events were reported, and the adverse events were mild in severity.

In December 2018, we received from the FDA conditional approval of our IDE application to initiate a U.S. pilot study of the C-Scan system and received final approval from the FDA in February 2019. In April 2019, we initiated the U.S. pilot study of our C-Scan system. The U.S. pilot study (NCT03735407 ) was a prospective, multi-center, open label, single arm study was designed to evaluate the safety, usability and subject compliance of the C-Scan System. The study included 28 evaluable patients, more than two thirds of whom were considered to be of average risk for colorectal cancer. Each patient ingested a C-Scan capsule and also underwent a fecal immunochemical test (FIT) as well as a comparative colonoscopy, which was performed by an independent gastroenterologist who was blinded to the corresponding test results. The study was performed at two sites, the NYU Grossman School of Medicine and Mayo Clinic, Rochester. The primary endpoint of the study was to evaluate the incidence of device or procedure related serious adverse events. Secondary endpoints included patient compliance, subject satisfaction and device and procedure related performance. Due to sample size, the study was not designed to be powered for statistical significance. In December 2019, we announced the results of the study. No device or procedure related serious adverse events (SAEs) were reported and all device or procedure related adverse events were mild in severity. In total, 45 patients enrolled in the study, of which 40 patients underwent the study procedure. All 40 patients complied with the procedure and completed a questionnaire following the procedure and reported higher satisfaction with the C-Scan System procedure compared to colonoscopy. A total of 28 patients were evaluable after factoring in technical and physiological dropouts and protocol violations. Analysis of the evaluable patient results revealed agreement between C-Scan and colonoscopy in detection of polyps was consistent with data from the post-CE approval study.

We plan to collect substantial clinical data, mostly on average-risk patients, using our advanced C-Scan system, which incorporates mainly advanced algorithms and improved detection and energy capabilities, in preparation for our planned pivotal study in the United States that we expect to initiate, subject to receipt of required approvals and available capital, in late 2020.

Research and Development

Our research and development strategy is centered on developing our C-Scan system. Our research and development team is located at our facilities in Isfiya, Israel, and consists of 51 individuals employed on a full-time basis and 3 individuals on a part-time basis as of February 15, 2020.

We have received grants from the Government of the State of Israel through the IIA (formerly the OCS) for the financing of a portion of our research and development expenditures pursuant to the Innovation Law and related regulations and guidelines. As of December 31, 2019, we had received funding from the IIA in the aggregate amount of approximately $5.3 million and had a contingent obligation to the IIA in the amount of approximately $5.7 million. As of December 31, 2019, we had not paid any royalties to the IIA.  We may apply for additional IIA grants in the future; however, there is no assurance that such applications will be approved in the amount requested or at all.  We cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

We incurred approximately $10.5 million, $7.6 million and $6.8 million in research and development expenses, net (after deducting participation by others and government grants) for the years ended December 31, 2019, 2018 and 2017, respectively. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Operations Overview—Research and Development Expenses, Net.”

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

As of December 31, 2019, we had 40 granted patents (not including separate validations in Europe), 2 allowed patent application and 21 pending patent applications worldwide relating to various elements and functions of our products and related enhancements. We have submitted patent applications covering our technology in the United States, member states of the European Patent Organisation, Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan and South Korea. We have received patent grants for our core patent by the United States Patent and Trademark Office as well as from the European Patent Office, Australia, China, Hong Kong, Israel, India, Canada, South Korea and Japan.  We also filed patent applications describing the use of our technology in several other medical applications.

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

We intend to commence pilot sales in Israel in late 2020 and in Europe during 2021. Subject to receipt of regulatory approvals, available capital and engagement with strategic partners, we intend to expand major targeted markets in Europe. In these markets, we are planning to work with strategic partners and/or local distributors who are active in the gastroenterology field and who have already demonstrated excellent performance in introducing new and innovative technologies.

In Europe , we intend to offer our C-Scan system as an imaging and screening tool for the general population. In the United States, we may choose to first obtain regulatory clearance/approval for our C-Scan system in a screening sub-population, and after we have conducted more extensive clinical studies in the United States, we would anticipate applying to the FDA for the use of our C-Scan system as a primary screening tool.

Subject to the successful completion of our clinical trials and the receipt of our initial FDA clearance/approval, we expect to launch the product in the U.S. market, where we will consider to either set up our own sales force or align with a strategic partner. Initially, we are planning to sell our C-Scan system to the private sector. We are currently building our strategy for reimbursement and we plan to work intensively to obtain reimbursement by Medicare and private insurers within the shortest possible time frame.

Subject to local regulatory approval, we also intend at a later stage to market our C-Scan system in key markets in Asia. Initial efforts are expected in Japan, in view of its developed CRC screening market.

Manufacturing and Suppliers

Our manufacturing operations are conducted at a facility located in Isfiya, Israel. We lease approximately 900 square meters at this facility under a lease agreement expiring on May 31, 2022. We have the right to terminate the agreement at any time, upon at least 60 days prior written notice. We currently have sufficient space to manufacture our C-Scan system for the clinical studies, but have limited resources and facilities in commercially manufacturing large quantities of our C-Scan system and software application to meet the demand we expect for our future commercialization efforts. We expect to face certain technical challenges as we increase manufacturing capacity, including, among others, logistics associated with the handling of radioactive materials, equipment design and automation, material procurement, lower than expected yields and increased scrap costs, as well as challenges related to maintaining quality control and assurance standards, while maintaining commercially efficient pricing for our C-Scan system. Our production objective is to establish a scalable capacity in order to meet such expanded demand for our C-Scan system and market expansion. If we are unable to scale up our manufacturing capabilities to meet market demand, our growth could be limited and our business, financial condition and results of operations could be materially adversely affected.

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

In July 2016, we entered into an agreement with GE Healthcare to develop and demonstrate proof of principle of the process for high-volume manufacturing for the production of the X-ray source and its assembly into our C-Scan capsule. The agreement was amended in November 2017 in order to further our manufacturing collaboration with GE Healthcare. The agreement involves GE’s final assembly, packaging and shipping of C-Scan capsules.  We have supplied GE Healthcare with supporting calibration and final assembly methodology and equipment and in August 2019, we announced the completion of manufacturing line transfer implementation and qualification for the C-Scan System operated by GE Healthcare, primarily to enable the manufacture of C-Scan systems for U.S. clinical trials.

We do not currently have any sales. We are planning to develop a scale-up plan to meet our expected commercial supply needs. We are also working on a plan to expand our manufacturing capacity to support the expected larger clinical volume and subsequent higher volumes expected in the early commercialization stage. We are exploring whether certain components of our C-Scan system can be assembled outside of Israel. During 2019, we entered into an agreement with one of our service providers for the manufacture of our C-Scan Track outside of Israel. We are, continuing to explore whether it would be possible to assemble the capsule without the X-ray source in Israel, and have the X-ray source subsequently assembled into our C-Scan system at a certified radioisotope manufacturer site or at a distribution center outside Israel. In addition, we are considering, among other options, the expansion of our assembly line in Israel, the buildup of new assembly lines in the United States and Europe, and alternative sources for the key capsule components (such as the motor, X-ray detectors, electrical components and PCBs). All of the facilities in which manufacturing and assembly of our products will be conducted will need to comply with applicable regulations and standards for medical devices.

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

We currently depend on single source suppliers for some of the components necessary for the production of our C-Scan system. For example, we currently have a single supplier for the motor used to rotate the collimated X-ray source in our C-Scan system, for the customized X-ray detectors and for the X-ray source and batteries used in our C-Scan system. There is a limited number of manufacturers worldwide who are capable of manufacturing the motor, the customized X-ray detectors, the X-ray source and the batteries that we currently use in our C-Scan system. In addition, the ASIC residing in our C-Scan system is currently manufactured for us by a single FAB. However, there are many alternative FABs worldwide and the design of our current ASIC could be adapted in the event it became necessary to use an alternative FAB.  Furthermore, we do not currently have written contracts with most of such suppliers.  While our current suppliers have been able to supply the required quantities of such components to date, if the supply of these components is disrupted or terminated or if our current suppliers are unable to supply required quantities of components, we may not be able to find alternative sources for these key components in a timely manner. Although we are planning to maintain strategic inventory of key components, the inventory may not be sufficient to satisfy the demand for our C-Scan system if such supply is interrupted, or subject to risk of loss due to catastrophic events such as a fire at our storage facility.  In addition, to partially mitigate the risks of reliance on single source suppliers, we are seeking alternate manufacturers for some of our components which requires us to dedicate significant resources and investment. There can be no assurance that we will be successful in seeking alternate suppliers.  As a result of the foregoing, we may be unable to meet the demand for our C-Scan system, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation. If we are required to change the supplier of any of these key components, there may be a significant delay in locating a suitable alternative manufacturer. In addition, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with FDA and other applicable quality standards and with all applicable regulations and guidelines. For example, our agreement with the supplier of the X-ray source used in our C-Scan system terminates on December 31, 2020 and we cannot assure you that we will be able to negotiate a new agreement on commercially acceptable terms or at all and we may be required to find an alternative source for the X-ray source, which we may not be able to do in a timely manner.  The delays associated with the introduction of a new manufacturer for certain key components, could delay our ability to manufacture our C-Scan system in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of our C-Scan system ceases operations or otherwise ceases to do business with us, we may not have access to the information necessary to enable an alternative supplier to manufacture the component. The occurrence of any of these events could harm our ability to meet demand for our C-Scan system in a timely manner or within budget.

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

After a premarket approval application is sufficiently complete, the FDA will accept the application and begin an in-depth review of the submitted information. By statute, the FDA has 180 days to review the “accepted application,” although, generally, review of the application can take at least 12 to 18 months, but it may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with quality system regulations. New premarket approval applications or premarket approval application supplements are required for modifications that affect the safety or effectiveness of the device, including, for example, certain types of modifications to the device’s indication for use, manufacturing process, labeling and design. Premarket approval supplements often require the submission of the same type of information as a premarket approval application, except that the supplement is limited to information needed to support any changes from the device covered by the original premarket approval application and may not require as extensive clinical data or the convening of an advisory panel.

Clinical Trials

Clinical trials are almost always required to support a premarket approval application or de novo reclassification petition and are sometimes required for a 510(k) premarket notification. If the device presents a “significant risk,” as defined by the FDA, to human health, the FDA requires the device sponsor to file an IDE application with the FDA and obtain IDE approval prior to commencing the human clinical trials. The investigational device exemption application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The investigational device exemption application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a “non-significant risk” device and eligible for more abbreviated investigational device exemption requirements. Clinical trials for a significant risk device may begin once the investigational device exemption application is approved by the FDA and the appropriate institutional review boards at the clinical trial sites. Future clinical trials of our most advanced C-Scan system will require that we obtain an investigational device exemption from the FDA prior to commencing clinical trials and that the trial be conducted under the oversight of an institutional review board at the clinical trial site. Our clinical trials must be conducted in accordance with FDA regulations and federal and state regulations concerning human subject protection, including informed consent and healthcare privacy. A clinical trial may be suspended by the FDA or the investigational review board at any time for various reasons, including a belief that the risks to the study participants outweigh the benefits of participation in the study. Even if a study is completed, the results of our clinical testing may not demonstrate the safety and efficacy of the device, or may be equivocal or otherwise not be sufficient to obtain approval of our product. Similarly, in Europe the clinical study must be approved by the local ethics committee and in some cases, including studies of high-risk devices, by the Ministry of Health in the applicable country.

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

Regulatory Pathway for our C-Scan System

We have established a clinical and regulatory strategy with our advisors and have conducted a pre submission meeting during the period of December 2016 and February 2017, with the FDA (an informal interaction to facilitate a clearer understanding of FDA’s expectations). During this process, we received the FDA’s feedback on our submission and our questions. We also sought feedback on a proposed protocol for a feasibility or pilot study, the primary purposes of which was to establish the safety of the C-Scan system and evaluate user compliance and satisfaction. In December 2018, we received from the FDA conditional approval of our IDE application to initiate a U.S. pilot study of the C-Scan system and received final approval from the FDA in February 2019. In April 2019, we initiated the U.S. pilot study of our C-Scan system that was completed by December 2019.  We are planning to continue the dialogue with the FDA before the submission of a formal request for the IDE that is necessary for us to conduct the U.S. pivotal clinical trial.

We plan to collect substantial clinical data, mostly on average-risk patients, using our advanced C-Scan system, which incorporates mainly advanced algorithms and improved detection and energy capabilities, in preparation for our planned pivotal study in the United States. Upon receipt of required approvals and available capital, we plan to initiate a pivotal study in the United States in late 2020 to (i) demonstrate device safety as evidenced by a lack of device-related serious adverse events; and (ii) provide efficacy data concerning our C-Scan system’s performance. We anticipate that FDA approval for the pivotal study will be subject to our providing sufficient clinical data from previous clinical studies, which may include the multi-center clinical feasibility study, the multicenter safety and clinical performance study, and U.S. pilot study. However, there can be no assurance that we will receive approvals for the pivotal study to be conducted in the United States.

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

FCC Clearance and Regulation

Because our C-Scan system includes a wireless radio frequency transmitter and receiver, it is subject to equipment authorization requirements in the United States. The U.S. Federal Communications Commission, or FCC, requires authorization of radio frequency devices before they can be sold or marketed in the United States, subject to limited exceptions. The authorization requirements are intended to confirm that the proposed products comply with FCC radio frequency emission, power level standards, and other technical requirements and will not cause interference. Our system is using the same frequency band as other approved capsules. The current design of our C-Scan system complies with the FCC’s technical requirements and we expect that our advanced design will comply with the FCC’s technical requirements, so it is expected that it will be authorized by the FCC as well.

Third-Party Coverage and Reimbursement

Coverage of and reimbursement for our C-Scan system and related procedures, after approval, will be subject to the requirements of various third-party payors, including government-sponsored healthcare payment systems and private third-party payors. Coverage policies and reimbursement methodologies vary significantly from program-to-program and may be subject to federal and state regulations. For example, the Social Security Act requires all items and services to be “reasonable and necessary for the diagnosis or treatment of illness or injury or to improve the functioning of a malformed body member” in order to be covered by Medicare. While Medicare might not provide separate reimbursement for a device, it, may include payment for the device in the payment to the facility or physician for the related procedure. Third-party payors’ coverage and reimbursement policies, including their interpretations of whether an item or service is “reasonable and necessary” or experimental and/or investigational, and their payment methodologies, are subject to change pursuant to legislation, regulation, or, in the case of private payors, negotiations with industry and providers.

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

Our C-Scan system is loaded with the X-ray source, sealed and then ingested by the patient. Although the NRC places conditions and limitations on the disposal of radioactive material in the sanitary sewer, such conditions and limitations do not apply to radioactive material contained in the excreta of individuals that are undergoing medical diagnosis or therapy with radioactive material. However, there is no assurance that the NRC or other regulatory commissions worldwide will take a similar position in relation to our C-Scan system and we may face limitations by the NRC or other nuclear regulatory commissions in jurisdictions in which we intend to commercialize our C-Scan system in relation to the disposal of our C-Scan Cap in the sanitary system, such as requiring patients to retrieve our C-Scan Cap after use, which could make our C-Scan system less attractive.

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

Accordingly, we will need to obtain the appropriate licenses from the NRC or an Agreement State prior to the clinical investigation  and/or marketing of the device. We intend to engage a radiation source manufacturer for the production of our X-ray source and distribution of our C-Scan Cap for the U.S markets. The fact that another company will be manufacturing the X-ray source and will subsequently assemble it into our C-Scan Cap, however, does not exempt us from also obtaining radioactive materials licenses from the NRC or an Agreement State. Distribution activities are generally classified by the NRC as either “distribution” or “redistribution”, and both types of activities require a specific license. “Distribution” refers to the initial transfer from the manufacturing radiopharmacy, while “redistribution” refers to a subsequent transfer of the drug by an NRC licensee to an authorized user. In order to distribute the capsule commercially, we will need to obtain an NRC or Agreement State “medical distribution” radioactive materials license and may also need to obtain a radioactive materials license authorizing the possession of the radioactive material. Both types of licenses may be obtained by submitting a license application request to the NRC or an Agreement State. In the event that we develop the capsule outside the United States, we would be required to have one of our U.S. offices apply for and receive both the possession and medical distribution radioactive materials licenses. If we do not have an office in the United States, then we can contract with a company with a U.S. office to apply for and obtain these licenses, and that company would be the licensed U.S. distributor of the capsule.

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

On January 9, 2018, we obtained the CE mark of conformity for the C-Scan system, which is valid until January 1, 2023.

Our C-Scan system and operations are also subject to regulation by AMAR, which is responsible for the registration of medical devices in Israel, issuance of import licenses and monitoring of marketing of medical equipment. In September 2018, we received approval AMAR for the marketing and sale of the C-Scan system in Israel, which, following its extension, is valid until March 31, 2022.

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

Third-Party Reimbursement

Reimbursement in the United States

In the United States, healthcare providers that purchase and/or prescribe medical devices generally rely on third-party payors, such as Medicare, Medicaid, or private health insurance plans, to reimburse all or a portion of the cost of the devices, as well as any related healthcare services utilizing the device.

Coverage is not guaranteed simply because a product has received FDA clearance or approval. For example, Medicare’s general definition of a medically necessary service is one that is reasonable and necessary for the diagnosis or treatment of an illness or injury, or that improves the functioning of a malformed body member.

The cost-effectiveness of a device (or the service in which a device is used) may be a key factor in obtaining third-party payer reimbursement for such device or service, but is not a factor for Medicare.  According to various studies and publications, a key factor affecting the cost-effectiveness of colorectal cancer screening is patient adherence ( “Cost-Effectiveness of Colonoscopy in Screening for Colorectal Cancer,” Annals of Internal Medicine, , 2000; 133: (8) 573-584). Adherence is strongly affected by patients’ willingness to use the device (or service incorporating a device) as a screening tool for CRC. Several models have been designed to demonstrate the cost effectiveness of optical colonoscopy, CTC, fecal testing and capsule endoscopy. Today, several technologies for - FOBT / FIT, Flexible Sigmoidoscopy, Optical Colonoscopy Barium Enema, and stool DNA – are covered for Medicare beneficiaries meeting certain eligibility criteria for colorectal cancer (CRC) screening.

In 2009, the Centers for Medicare and Medicaid Services (CMS) issued a decision memorandum concluding that the evidence was inadequate to support Medicare coverage of CTC screening for CRC screening. Their main argument for the decision was based on available evidence that screening with CTC would not necessarily result in cost savings at least at current screening compliance rates. CTC was not seen as a tool which could potentially increase patients’ adherence. This procedure involves bowel preparation, as well as insufflations of the colon and the exposure of patients to very significant amount of radiation. Further, as CTC potentially detects lesions outside of the colon, CMS has no ability to pay for the evaluation of incidental findings in a patient without signs or symptoms unless specifically directed by Congress to do so.

An important European study (C. Hassan et al, “Cost-Effectiveness of Capsule Endoscopy in Screening for Colorectal Cancer,” Endoscopy; 2008 40: 414-421) assessed the potential cost effectiveness of screening with optical capsule endoscopy and compared its cost-effectiveness with optical colonoscopy. Cost-effectiveness of screening was measured in terms of cost per life-year saved through prevention or down staging of CRC. The conclusion was that the cost effectiveness of capsule endoscopy in CRC screening will depend mainly on its ability to improve compliance in the general population.

Third-party payors in the United States began issuing coverage policies for capsule endoscopy in early 2002, subsequent to FDA approval and availability of the technology Initially, reimbursement policies provided coverage for capsule endoscopy of the small bowel only for the diagnosis of obscure gastrointestinal bleeding. Subsequently, reimbursement coverage has been expanded to include other diagnoses and as of December 31, 2012, approximately 220 million people in the United States have coverage of this technology for a number of small bowel indications including obscure gastrointestinal bleeding, suspected Crohn’s disease, suspected small bowel tumors and other small bowel pathologies.

Currently, there is no Medicare, Medicaid, or commercial insurance reimbursement for capsule endoscopy of the colon in the United States, despite the availability of a category III CPT code 0355T (Gastrointestinal tract imaging, intraluminal (e.g., capsule endoscopy), colon, with interpretation and report). There can be no assurance that coverage of the C-scan will be obtained in the near future or at all. Third-party payors may deny coverage of the C-scan if they determine that a procedure was not reasonable or necessary as determined by the payor, was experimental or was used for an unapproved indication (among other factors). During the past several years, the major third-party payors have substantially revised their reimbursement methodologies and limit access to expensive technologies in an attempt to contain or reduce their healthcare reimbursement costs.

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

Overview

We are a clinical stage medical diagnostics company aiming to redefine CRC prevention through the introduction of C-Scan®, the first and only patient-friendly preparation-free test designed to detect polyps  before they transform into cancer. The disruptive capsule-based screening technology aims to increase screening adherence worldwide and enable millions of people to stay healthy. The system utilizes ultra-low-dose X-rays to scan the inner lining of the colon for precancerous polyps and other structural abnormalities. CRC is the third most commonly diagnosed cancer, with more than 1.8 million new cases identified every year globally. Nearly 881,000 deaths occur annually worldwide as a result of CRC.  While approximately 0.5% of the average-risk screening population presents cancerous polyps in the colon and rectum at a given time, approximately 25% of the same population presents benign polyps that could potentially turn into cancer over time. It can take up to 10 years before a pre-cancerous polyp develops into invasive cancer. As such, there is a crucial detection window for the prevention of colorectal cancer, through the detection of these benign polyps. While routine screening is recommended by The American Cancer Society for healthy people aged 45 years and older, screening adherence remains low. About 1 in 3 adults among the targeted screening population avoids having a colonoscopy in the U.S., and adherence in other regions of the world such as Europe and Asia are even lower. Unlike other screening modalities that are designed for direct visualization and imaging of the internal colon, such as optical colonoscopy, CTC and other capsule-based technologies, our C-Scan system is designed to function without any laxative preparation, and to transit the gastrointestinal tract by natural motility while the patient continues his or her daily routine. Furthermore, the C-Scan system does not require fasting prior to or during capsule transit. Our C-Scan system is comprised of three main components: (1) C-Scan Cap, a ingestible X-ray scanning capsule; (2) C-Scan Track, three miniaturized patches worn on the patient’s back for integrated positioning, control and data recording; and (3) C-Scan View, a proprietary software to process and represent 2D and 3D maps of the inner surface of the colon.  We believe that this solution has the potential to become an alternative for both physicians and patients and, to increase the number of people completing CRC screening.

Check-Cap LLC was formed in 2004 as a Delaware limited liability company to develop a novel and superior solution for colon cancer screening. In 2009, all of the business operations and substantially all of the assets of Check-Cap LLC were transferred to Check Cap Ltd., a newly-incorporated Israeli company. Our offices are located near Haifa, in the northern part of Israel. Our management team includes an experienced group of executives in the business, research, clinical and regulatory fields. As of February 15, 2020, our research and development team consists of 54 experienced professionals (including employees and independent contractors) in a variety of fields such as clinics, physics, algorithms, electronics, software, mechanical engineering, verification and validation, and manufacturing.

Our C-Scan system is being designed to create a reconstructed three-dimensional image of the interior surface of the colon and to enable detection of clinically significant polyps with a high degree of sensitivity. Colonic polyps are tissue growths that occur on the lining of the colon. Polyps in the colon are extremely common and certain types of polyps can become cancerous over time.

For the past several years, we have focused on the research and development of our imaging technology. For details regarding our clinical trials, see Item 4B “Business Overview—C-Scan System Non-Clinical and Clinical History.”

We have generated significant losses to date, and we expect to continue to generate losses for at least the next several years as we continue our investment in research and development and clinical trials in order to complete the development of our C-Scan system and to attain regulatory approvals, begin the commercialization efforts for our products, increase our marketing and selling expenses, and incur additional costs as a result of being a public company in the United States. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability. As of December 31, 2019, we had accumulated losses of approximately $77.1 million.

Our financing activities are described below under “Liquidity and Capital Resources.”

Our management plans to continue the development, clinical development and regulatory activities of our C-Scan system in 2020 and that costs associated with such activities are expected to increase in 2020, to reach market in a timely manner. Management plans include additional fund raising in the next year. If we are not successful in raising capital through public or private offerings or are unable to reduce our expenses, we may exhaust our cash resources and will be unable to continue our operations beyond July 2020. See “Item 3D “Key Information - Risk Factors— Risks Related to Our Financial Position.”

For a more detailed description of our business and plans, see Item 4B “Information on Our Company – Business Overview.”

A.	Operating Results

Financial Operations Overview

Revenue

We have not generated any revenue since our inception. To date, we have funded our operations primarily through equity financings, as well as from grants that we received from the IIA . If our product development efforts result in clinical success, regulatory approval and the successful commercialization, we expect to generate revenue from sales of our C-Scan system.

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

Research and Development Expenses, Net

Research and development activities are central to our business model. We intend to increase our research and development operations in order to complete the development of our C-Scan system, to conduct our clinical trials, including the pivotal study in the United States that we plan to initiate in late 2020, and to attain regulatory approvals.

Since 2016, we have spent approximately $32 million on research and development expenses as of December 31, 2019, of which $1.6 million was funded by government grants. Our total research and development expenses, net of participations in the years ended December 31, 2019, 2018 and 2017 were approximately $10.5 million, $7.6 million and $6.8 million, respectively. All research and development expenses are expensed as incurred. We expect research and development expenses to increase in absolute terms in the near term.

Research and development expenses consist primarily of costs incurred for our development activities, including:

•	employee-related expenses for research and development staff, including salaries, benefits and related expenses, share-based compensation and travel expenses;

•	payments associated with clinical activities including payments made to third-party CROs, investigative sites, patients, materials and consultants;
•	payments associated with the development activities of our advanced C-Scan system and non-clinical activities, including payments made to third-party subcontractors, providers and consultants;

•	manufacturing development costs and contract manufacturers;

•	costs associated with regulatory operations;

•	facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities; and

•	costs associated with obtaining and maintaining patents.

Our research and development expenses, net, are net of grants we have received from the Government of Israel through the IIA. Under the terms of the Innovation Law as currently in effect, in exchange for these grants, we are required to pay the IIA royalties from our revenues up to an aggregate of 100% (which may be increased under certain circumstances) of the U.S. dollar-linked value of the grant, plus interest at the rate of 12-month LIBOR. Pursuant to regulations under the Innovation Law, the rate of royalty repayment is 3% or 5% of revenues (which may be increased under certain circumstances) from sales of products and services based on IIA-funded know-how. As of December 31, 2019, we had received funding from the IIA in the aggregate amount of approximately $5.3 million. As of December 31, 2019, we had not paid any royalties to the IIA and had a contingent obligation to the IIA in the amount of approximately $5.7 million. For additional information regarding the IIA grants, see Item 10E “Additional Information - Taxation - Israeli Tax Considerations and Government Programs - The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly the Encouragement of Industrial Research and Development Law, 5744-1984).” There can be no assurance that we will continue to receive grants from the IIA in amounts sufficient for our operations, if at all.  See also “Item 3D “Key Information - Risk Factors— Risks Related to Our Operations in Israel—“Pursuant to the terms of the Israeli government grants we received for research and development expenditures, we are obligated to pay certain royalties on our revenues to the Israeli government. The terms of the grants require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events.”

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and other related costs, including share-based compensation expense, for persons serving as our directors and executives, finance, legal, human resources and administrative personnel, professional service fees, directors’ and officers’ liability insurance and other general corporate expenses, such as communication, office and travel expenses. We expect that our general and administrative expenses will increase in line with the future growth of our overall operations and, in part, due to costs associated with being a public company in the United States, including compliance under the Sarbanes-Oxley Act of 2002 and rules promulgated by the U.S. Securities and Exchange Commission. These public company-related expense increases will likely include costs of additional legal fees, accounting and audit fees, directors’ and officers’ liability insurance premiums and costs related to investor relations.

Financial Income, net

Our finance income, net in 2019, 2018 and 2017 consists primarily of interest earned on our cash equivalents and short-term bank deposits and changes in provision for royalties primarily to Check–Cap LLC unitholders.

Foreign currency transactions are translated into U.S. dollars using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized to “finance income, net” in the consolidated statement of operations.

Taxes on Income

The standard corporate tax rate in Israel was 24% for the 2017 tax year and is 23% for the 2018 tax year and thereafter.

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carryforward tax losses totaling approximately $71.8 million as of December 31, 2019.  We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. However, a tax loss that can be utilized in a certain tax year cannot be carried forward to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

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

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

	Year Ended December 31,
	2019	2018
	(US$ in thousands, except per share data)
Research and development expenses, net	$10,474	$7,618
General and administrative expenses	3,595	3,445
Operating loss	14,069	11,063
Finance income, net	233	473
Loss before income tax	13,836	10,590
Taxes on income	-	(1)
Net loss	$13,836	$10,589

Research and Development Expenses, net.  Research and development expenses, net for the year ended December 31, 2019 were $10.47 million, as compared with $7.62 million for the year ended December 31, 2018, an increase of $2.85 million or 37.4%. The increase in research and development, net expenses between 2019 and 2018 was primarily due to a $0.9 million increase in salaries and related expenses, $0.19 million increase in share-based compensation, $0.44 million increase in materials, $0.45 million increase in subcontractor and consultant expenses and a $0.79 million increase in other research and development expenses, mainly related to our clinical trials, primarily in connection with our post-CE Mark clinical study and the U.S. pilot study.  The increase in research and development expenses, net between 2019 and 2018 also includes a $0.12 million decrease in grants received from the IIA.

	2019	2018	Change
	(US$ in thousands)
Salaries and related expenses	$5,316	$4,410	$906
Share-based compensation	421	234	187
Materials	1,944	1,508	436
Subcontractors and consultants	764	311	453
Depreciation	98	138	(40)
Cost for registration of patents	132	126	6
Other research and development expenses	1,889	1,099	790
	10,564	7,826	2,738
Less participation of the IIA (formerly the OCS)	(90)	(208)	118
Total research and development expenses, net	$10,474	$7,618	$2,856

General and Administrative Expenses. Our general and administrative expenses for the year ended December 31, 2019 were $3.6 million, as compared to $3.45 million for the year ended December 31, 2018, an increase of $0.15 million, or 4.4%. The increase in general and administrative expenses is primarily due to a $0.39 million increase in share-based compensation expenses and $0.19 million increase on other general expenses, offset in part by a $0.33 million decrease in salaries and related expenses and $0.13 million decrease in professional services expenses.

	2019	2018	Change
	(US$ in thousands)
Salaries and related expenses	$1,506	$1,839	$(333)
Share-based compensation	95	(299)	394
Professional services	705	833	(128)
Office rent and maintenance	180	163	17
Depreciation	17	10	7
Other general and administrative expenses	1,092	899	193
Total general and administrative expenses	$3,595	$3,445	$150

Operating Loss.  Our operating loss for the year ended December 31, 2019 was $14.1 million, as compared with $11.1 million for the year ended December 31, 2018, an increase of $3.0 million, or 27%.  The increase was as a result of the $2.85 million increase in research and development expenses, net for the year ended December 31, 2019 compared to the year ended December 31, 2019.

Finance Income, net.  Our finance income, net for the year ended December 31, 2019 was $0.23 million, as compared to $0.47 million for the year ended December 31, 2018, a decrease of $0.24 million.  The change in our finance income, net is primarily due to the following:

•
For the year ended December 31, 2019, we recorded $245,000 of interest income on short-term deposits as compared to $243,000, for the year ended December 31, 2018. For the year ended December 31, 2019, we recorded finance income of $3,000 as a result of changes in the royalties provision, primarily related to the reimbursement liability to Check–Cap LLC unitholders, as compared to finance income of $255,000 for the year ended December 31, 2018, a decrease in income of $252,000.

•
For the year ended December 31, 2019, we recorded $26,000 of finance expense as compared to finance expense of $34,000 for the year ended December 31, 2018, a decrease of $8,000 mainly as a result of exchange rate differences.

Loss before income tax and net loss. Our loss before income tax and net loss for the year ended December 31, 2019 was $13.84 million, as compared to $10.59 million for the year ended December 31, 2018, an increase of $3.25 million.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

	Year Ended December 31,
	2018	2017
	(US$ in thousands, except per share data)
Research and development expenses, net	$7,618	$6,837
General and administrative expenses	3,445	3,164
Operating loss	11,063	10,001
Finance income, net	473	236
Loss before income tax	10,590	9,765
Taxes on income	(1)	6
Net loss	$10,589	$9,771

Research and Development Expenses, net.  Our research and development expenses, net for the year ended December 31, 2018 were $7.62 million, as compared with $6.84 million for the year ended December 31, 2017, an increase of $0.78 million or 11.4%. The increase in research and development, net expenses between 2018 and 2017 was primarily due to a $0.89 million increase in materials and a $0.2 million increase in other research and development expenses, both relating to our clinical trials, primarily in connection with our post-CE Mark clinical study and the preparation for the U.S. pilot study, including obtaining FDA approval.  The increase in research and development expenses, net between 2018 and 2017 was partially offset by a $0.25 million decrease in salaries and related expenses, primarily due to the decrease in expenses associated with the position of our Vice President, Research and Development following the appointment of Mr. Shpigelman to such position instead of Mr. Ovadia, who was appointed as our CEO in February 2018, and a $0.15 million decrease in fees to subcontractors and consultants.

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

General and Administrative Expenses. Our general and administrative expenses for the year ended December 31, 2018 were $3.45 million, as compared to $3.16 million for the year ended December 31, 2017, an increase of $0.28 million, or 8.9%.  The increase in general and administrative expenses is primarily due to the following: a $0.44 million increase in salaries and related expenses primarily due to $0.28 million in severance paid to our former CEO, a $0.42 million increase in professional fees, primarily due to a $0.2 million increase in legal fees, and a $0.32 million increase in other general and administrative expenses, primarily associated with consulting fees and service fees incurred as a result of being a public company. The increase in general and administrative expenses net between 2018 and 2017 was partially offset by a $0.90 million decrease in share-based compensation, of which $0.50 million relates to reversal of expenses associated with an equity award to our former CEO which was forfeited as a result of his separation from employment.

	2018	2017	Change
	(US$ in thousands)
Salaries and related expenses	$1,839	$1,395	$444
Share-based compensation	(299)	610	(909)
Professional services	833	414	419
Office rent and maintenance	163	161	2
Depreciation	10	10	-
Other general and administrative expenses	899	574	325
Total general and administrative expenses	$3,445	$3,164	$281

Operating Loss.  Our operating loss for the year ended December 31, 2018 was $11.1 million, as compared with $10.0 million for the year ended December 31, 2017, an increase of $1.1, or 11%.  The increase was as a result of the $0.78 million increase in research and development expenses, net for the year ended December 31, 2018 compared to the year ended December 31, 2017 and the $0.28 increase in general and administrative expenses in the same period.

Finance Income, net.  Our finance income, net for the year ended December 31, 2018 was $0.47 million, as compared to $0.24 million for the year ended December 31, 2017, an increase of $0.24 million.  The change in our finance income, net is primarily due to the following:

•
For the year ended December 31, 2018, we recorded $0.24 million of interest income on short-term deposits as compared to $0.07 million, for the year ended December 31, 2017, an increase of $0.18 million resulting from a higher average short-term deposits balance in 2018 as a result of our May 2018 underwritten public offering and an increase in interest rates on these short-term deposits.

•
For the year ended December 31, 2018, we recorded finance income of $0.26 million as a result of changes in provision for royalties, primarily to Check–Cap LLC unitholders, as compared to finance income of $0.08 million for the year ended December 31, 2017, an increase of $0.17 million.

•
For the year ended December 31, 2018, we recorded $27,000 finance expense as a result of exchange rate differences as compared to finance income of $95,000 for the year ended December 31, 2017, a decrease of $122,000.

Loss before income tax. Our loss before income tax for the year ended December 31, 2018 was $10.59 million, as compared to $9.77 million for the year ended December 31, 2017, an increase of $0.83 million.

Net Loss. Our net loss for the year ended December 31, 2018 was $10.59 million, as compared to $9.77 million for the year ended December 31, 2017, an increase of $0.82 million.

B.	Liquidity and Capital Resources

Sources of Liquidity

To date, we have funded our operations primarily with the approximately $24.5 million raised through equity financings consummated prior to our initial public offering, $13.5 million through our initial public offering (including the over-allotment exercise), $12.0 million through the private placement consummated concurrently with our initial public offering, $39.0 million through our registered direct and underwritten public offerings (including through the exercise of pre-funded warrants issued in the August 2016 and February 2019 registered direct offerings), $4.76 million through the private placement consummated in February 2020 and $5.3 million through grants that we received from the IIA (formerly the OCS) and the BIRD Foundation.

On August 11, 2016, we consummated a registered direct offering of 53,365 ordinary shares at a price of $22.80 per share and pre-funded warrants to purchase 209,524 ordinary shares at a purchase price of $22.20 per pre-funded warrant. The pre-funded warrants had an exercise price of $0.60 per share, subject to certain adjustments and an expiration date of August 11, 2023, unless otherwise extended in accordance with the terms of the pre-funded warrants. We received gross proceeds from the August 2016 registered direct offering of approximately $5.9 million (including proceeds from the exercise of 47,917 pre-funded warrants at the closing of the offering). As of December 31, 2016, additional pre-funded warrants to purchase an aggregate 137,441 ordinary shares had been exercised, for additional proceeds of $82,500. As of January 23, 2017, all of the remaining pre-funded warrants to purchase an aggregate 24,166 ordinary shares had been exercised, for additional proceeds of $14.5 million

On June 2, 2017, we consummated a registered direct offering of 112,460 ordinary shares at a price of $24.00 per share and a simultaneous private placement of one-year warrants to purchase an aggregate of up to 112,460 ordinary shares. The warrants have an exercise price of $25.50 per share and are immediately exercisable. We received gross proceeds from the June 2017 registered direct offering of approximately $2.69. On June 2, 2018, all of the warrants expired without being exercised.

On November 22, 2017, we consummated a registered direct offering of 189,387 ordinary shares at a price of $13.20 per share and a simultaneous private placement of five-year warrants to purchase an aggregate of up to 142,042 ordinary shares. The warrants have an exercise price of $15.00 per share and are immediately exercisable. We received approximately $2.5 million gross proceeds from the November 2017 registered direct offering. During the year ended December 31, 2018, 56,812 warrants were cashless exercised into 13,574 ordinary shares. No such warrants were exercised during 2019. As of December 31, 2019, warrants to purchase 85,230 ordinary shares remain outstanding. We may receive up to approximately $1.3 million total additional gross proceeds in the event that the remaining outstanding warrants are exercised in full for cash.

On May 8, 2018, we issued 2,738,472 units, at a public offering price of $5.50 per unit, and 450,909 pre-funded units, at a public offering price of $5.49 per pre-funded unit, in an underwritten offering. Each unit consisted of one ordinary share and one Series C warrant to purchase one ordinary share. Each pre-funded unit consisted of one pre-funded warrant to purchase one ordinary share and one Series C Warrant to purchase one ordinary share. The exercise price of each pre-funded warrant included in the pre-funded unit was $0.01 per share. The Series C warrants have an exercise price of $5.50 per share, are exercisable immediately and will expire five years from the date of issuance. On May 8, 2018, we issued an additional 478,407 ordinary shares and Series C Warrants to purchase up to an additional 478,407 ordinary shares at $5.50 per share to the underwriter. We received gross proceeds from the May 2018 underwritten public offering of approximately $20.2 million (including proceeds from the exercise of 450,909 pre-funded warrants). No Series C Warrants have been exercised to date and as of December 31, 2019, Series C Warrants to purchase 3,667,788 ordinary shares remain outstanding.  We may receive up to approximately $20.2 million of additional total gross proceeds in the event that the Series C Warrants are exercised in full for cash.

On February 6, 2019, we consummated a registered direct offering of 1,881,500 units at a purchase price of $2.58 per unit and 1,024,876 pre-funded units, at a purchase price of $2.57 per pre-funded unit. Each unit consisted of one ordinary share and one Series D Warrant to purchase 0.5 ordinary share. Each pre-funded unit consisted of one pre-funded warrant to purchase one ordinary share and one Series D Warrant to purchase 0.5 ordinary share. The exercise price of each pre-funded warrant included in the pre-funded unit was $0.01 per share. The Series D warrants have an exercise price of $2.58 per ordinary share, are immediately exercisable and will expire five years from the date of issuance. We received gross proceeds of approximately of $7.5 million from the offering. No Series D Warrants have been exercised to date and as of December 31, 2019, Series D Warrants to purchase 1,453,188 ordinary shares remain outstanding.  We may receive up to approximately $3.7 million of additional total gross proceeds in the event that the Series C Warrants are exercised in full for cash.

On February 4, 2020, we consummated a private placement of 2,720,178 ordinary shares at a purchase price of $1.75 per share.  We received gross proceeds of approximately $4.76 million from the private placement.

For the years ended December 31, 2019, 2018 and 2017, we received cash in the amount of $59,000, $208,000 and $205,000, respectively, in grants from the IIA for the financing of a portion of our research and development expenditure.

On July 13, 2014, we entered into a Cooperation and Project Funding Agreement with the BIRD Foundation and Synergy, In 2014, we, together with Synergy, received funding from the BIRD Foundation in the aggregate amount of approximately $127,000.  We are required to repay up to 150% of the total sum granted to us and Synergy by the BIRD Foundation, linked to the U.S. Consumer Price Index. As of December 31, 2019, we had not paid any royalties to the BIRD Foundation and had a contingent obligation to the BIRD foundation in the amount of approximately $183,000.

We are a clinical and development-stage medical diagnostics company with a limited operating history. We have incurred net losses in each fiscal year since we commenced operations in 2009. We incurred net losses of $13.8 million, $10.6 million and $9.8 million in 2019, 2018 and 2017, respectively. As of December 31, 2019, our accumulated deficit was $77.1 million.  Our losses could continue for the foreseeable future as we continue our investment in research and development and clinical trials to complete the development of our technology and to attain regulatory approvals, begin the commercialization efforts for our C-Scan system, increase our marketing and selling expenses, and incur additional costs as a result of being a public company in the United States. Successful completion of our development program and, ultimately, the attainment of profitable operations is dependent upon future events, including obtaining adequate financing to fulfill our development activities and our ability to successfully commercialize our C-Scan system and achieve a level of sales adequate to support our cost structure. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability.

Our accumulated losses and the additional funds needed to maintain our operation raise substantial doubt about our ability to continue as a going concern. Our financial statements include a note describing the conditions which raise this substantial doubt. As a result, our independent registered public accounting firm included a “going concern” explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2019 with respect to this uncertainty. Our ability to continue as a going concern will require us to obtain additional financing to fund our operations. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees. If we are not successful in raising capital through public or private offerings or reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

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

Management expects that we will continue to generate losses from the development, clinical development and regulatory activities of the C-Scan system, which will result in a negative cash flow from operating activity. We believe that current cash on hand will be sufficient to fund operations into July 2020. This has led management to conclude that substantial doubt about our ability to continue as a going concern exists. In the event we are unable to successfully raise additional capital during or before the end of the first half of 2020, we will not have sufficient cash flows and liquidity to finance our business operations as currently contemplated. Accordingly, in such circumstances we would be compelled to immediately reduce general and administrative expenses and delay research and development projects and clinical trials, until we are able to obtain sufficient financing. If such sufficient financing is not received timely, we would then need to pursue a plan to license or sell our assets, seek to be acquired by another entity, cease operations and/or seek bankruptcy protection.

Historical Cash Flows

The following table summarizes our statement of cash flows for the years ended December 31, 2019, 2018 and 2017.

	Year Ended December 31,
	2019	2018	2017
	(US$ in thousands)
Net cash used in operating activities	$(12,843)	$(10,114)	$(8,986)
Net cash provided by (used in) investing activities	$5,445	$(5,723)	$(231)
Net cash provided by financing activities	$6,511	$17,762	$4,575

Operating Activities

Net cash used in operating activities for the year ended December 31, 2019 was $12.8 million, as compared to $10.1 million for the year ended December 31, 2018. The increase in net cash used in operating activities in 2019 was attributable primarily to the increase in operating loss that resulted primarily due to the increase in research and development expenses, as compared to 2018. Net cash used in operating activities for the year ended December31, 2018 was $10.1 million, as compared to $9.0 million for the year ended December 31, 2017. The increase in net cash used in operating activities in 2018 was attributable primarily to a $1.1 million increase in operating loss, as compared to 2017.

Investing Activities

Net cash provided by investing activities for the year ended December 31, 2019 was $5.4 million, comprised primarily of proceeds from short-term bank deposits in the amount of $5.6 million and purchase of property and equipment in the amount of $0.17 million. Net cash used in investing activities for the year ended December 31, 2018 was $5.7 million, comprised primarily of investment in short-term bank deposits in the amount of $5.6 million and purchase of property and equipment in the amount of $0.94 million. Net cash used in investing activities for the year ended December 31, 2017 consists of purchase of property and equipment in the amount of $0.23 million.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2019 was $6.5 million, comprised of proceeds from the issuance of ordinary shares in the February 2019 registered direct offering, net of issuance expenses. Net cash provided by financing activities for the year ended December 31, 2018 was $17.8 million, comprised of proceeds from the issuance of ordinary shares in the underwritten public offering, net of issuance expenses. Net cash provided by financing activities for the year ended December 31, 2017 was $4.6 million, comprised primarily of proceeds from the issuance of ordinary shares in the June 2017 and November 2017 registered direct offerings, net of issuance expenses.

Funding Requirements

We expect to incur losses from operations for the foreseeable future. We expect to incur increasing research and development expenses, including expenses related to the hiring of personnel and conducting additional clinical trials including the pivotal study in the United States that we plan to initiate in late 2020. We expect that our general and administrative expenses will also increase as we expand our finance and administrative staff, add infrastructure, and incur additional costs related to being a public company in the United States, including directors’ and officers’ insurance, investor relations programs, and increased professional fees. Our future capital requirements will depend on a number of factors, including the timing and outcome of clinical trials and regulatory approvals, the availability of financing, the costs involved in manufacturing our product, and our success in developing markets for our products.

Our expected future expenditures related to product, clinical and regulatory clearances include the following:

•	completion of the clinical development of our C-Scan system;

•	conducting clinical trials in the United States and other territories for purposes of regulatory approval and post-marketing validation;

•	development of advanced version and future generations of our C-Scan system and future products; and

•	FDA and additional regulatory filing activities in countries we intend to commercialize our system.

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

In June 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-07, “Compensation—Stock Compensation (Topic 718) Improvements to Nonemployee Share-Based Payment Accounting”. The purpose of this amendment is to address aspects of the accounting for nonemployee share-based payment transactions. The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018.  Early adoption was permitted.  We adopted ASU 2018-07 effective January 1, 2019. The adoption of ASU 2018-07 did not have material impact on our consolidated results of operations, financial position or disclosures.

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

Expected Volatility.   In the years ended December 31, 2019 and 2018, we estimated the expected volatility for our ordinary shares based upon actual historical stock price movements of the share price of our ordinary shares on the Nasdaq Capital Market over the most recent periods ending on the grant date, equal to the expected term of the options. In the year ended December 31, 2017, due to the lack of history of trading information of our shares, we estimated the expected share price volatility for our ordinary shares by considering the historic price volatility for industry peers based on price observations over a period equivalent to the expected term of the share option grants. Industry peers consist of public companies in the medical device and healthcare industries.

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

The fair value for options granted in 2019, 2018 and 2017 is estimated at the date of grant using a Black-Scholes-Merton option-pricing model with the following assumptions:

Parameters	Year 2019 Grants	Year 2018 Grants	Year 2017 Grants
Expected volatility (in %)	98-103	104-108	58-60
Expected term (in years)	5.88	5.5-7	5.5-7
Risk free interest rate (in %)	1.59-2.30	2.67-3.15	1.9-2.2
Anticipated rate of dividends (in %)	0	0	0
Share Price	$1.52 - $2.52	$3.24-$9.07	$15.96-$26.40

For information regarding share-based awards granted to employees and non-employees during the years ended December 31, 2019, 2018 and 2017, as well as the estimated fair value of the underlying ordinary shares on the grant date, see Note 11 to our audited consolidated financial statements presented elsewhere in this Annual Report.

Royalties provision

Provision for royalties to an ASIC designer

In December 2007, we entered into an agreement for the development of an application specific integrated circuit, or ASIC, component to be used as an amplifier for the capture of signals at low frequencies from X-ray detectors contained in our product. The ASIC developer is entitled to receive royalties from us in the amount of €0.5 (approximately $0.56) for every ASIC component that we will sell, up to €200,000 (approximately $224,000). The net present value of the royalty liability to the ASIC designer is dependent upon our management estimates and assumption as to future product shipments and interest rates used to calculate the present value of the cash payments required to repay the royalties to the ASIC designer. In calculating the present value of future royalty payments to the ASIC designer, we used a discount factor of 17.6%, commensurate with our risk at the date of initial recognition of the liability. Any updates in the expected product shipments and the liability will be recorded to profit and loss each period. As of December 31, 2019, it was probable that we will be required to pay the above mentioned royalties, and accordingly, a liability for this reimbursement has been accounted for in our financial statements in the amount of $129,000.

Reimbursement liability to Check-Cap LLC unitholders

On May 31, 2009, we entered into an asset transfer agreement with Check-Cap LLC pursuant to which Check-Cap LLC transferred all of its business operations and substantially all of its assets to us. In connection with the transaction we undertook to reimburse the unitholders of Check-Cap LLC for any tax burdens that may be imposed on them due to the reorganization. The reimbursement liability is calculated assuming deemed royalties are paid to the U.S. unitholders of Check-Cap LLC under Section 367(d) of the Code, and is based in part on our forecasted sales with a cap calculated as the fair value of the share as determined at the date of the financial statements. The reimbursement liability is calculated by multiplying the estimated tax rate by the lowest of: (1) expected cash outflows discounted using a discount factor commensurate with the risk of our company, and (2) value of the shares held by U.S. unit holders of the Predecessor Entity as of December 31, 2019 multiplied by $1.72, the last reported sale price per share of our ordinary shares on the Nasdaq Capital Market on December 31, 2019. Changes in the liability is recorded to profit and loss each period. As of December 31, 2019, the balance of the reimbursement liability totaled $53,000. Due to the fact that we are still in the development stage and have not generated revenues, the sales forecast is highly subjective and may vary significantly in the future. As more information is gathered to assist our management in making forecasts, the liability will be updated.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02 “Leases (Topic 842)”. The purpose of this amendment requires the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases. The amendments in this ASU are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018. Early adoption was permitted. We adopted ASU 2016-02 effective January 1, 2019 using the modified retrospective application, applying the new standard to leases in place as of the adoption date. Prior periods have not been adjusted. Leases existing for the reporting period beginning January 1, 2019 are presented under ASU 2016-02.

Arrangements that are determined to be leases at inception are recognized as long-term operating lease assets and lease liabilities in the consolidated balance sheet at lease commencement. Operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at commencement date. As our leases do not provide an implicit rate, we apply our incremental borrowing rate based on the economic environment at the commencement date in determining the present value of future lease payments. Lease terms may include options to extend the lease when it is reasonably certain that we will exercise that option. Lease expense for operating leases or payments are recognized on a straight-line basis over the lease term.

We elected to adopt a package of practical expedients offered by the FASB which removes the requirement to reassess whether expired or existing contracts contain leases and removes the requirement to reassess the lease classification for any existing leases prior to the adoption date of January 1, 2019. We also elected the practical expedient to include both lease and non-lease components as a single component and account for it as a lease. Additionally, we have made a policy election not to capitalize leases with a term of 12 months or less.

   In accordance with ASC 360-10, management reviews operating lease assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on estimated future undiscounted cash flows. If so indicated, an impairment loss would be recognized for the difference between the carrying amount of the asset and its fair value.

In June 2018, the FASB issued ASU 2018-07, “Compensation—Stock Compensation (Topic 718) Improvements to Nonemployee Share-Based Payment Accounting”. The purpose of this amendment is to address aspects of the accounting for nonemployee share-based payment transactions. The amendments in this ASU are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018. We adopted this ASU 2018-07 effective January 1, 2019. The adoption of this ASU 2018-07 did not have material impact on our consolidated results of operations, financial position or disclosures.

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments – Credit Losses” to improve information on credit losses for financial assets and net investment in leases that are not accounted for at fair value through net income. The ASU replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses. This ASU 2016-13 was effective for us in the first quarter of 2020, with early adoption permitted.  We do not expect that this standard will have a material effect on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Changes to Disclosure Requirements for Fair Value Measurements”, which will improve the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements, and was effective for us beginning on January 1, 2020. We do not expect that this standard will have a material effect on our consolidated financial statements.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2019:

	Payments due by period
	(US$ in thousands)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating lease obligations (1):
Operating lease liabilities- current	$222	222	-	-	-
Operating lease liabilities- net of current portion	$211	-	211	-	-

Other long-term liabilities reflected on the Statements of Financial Position:
Royalties to ASIC designer (2)	$129	1	128	-	-
Reimbursement liability to Check-Cap LLC unitholders (3)	$53	53	-	-	-
Total	$663	276	339	-	-
_____________________

(1)
Operating lease obligations consist of payments pursuant to a lease agreement for office facilities as well as lease agreements for vehicles, which generally run for a period of three years. See Note 5 to our audited consolidated financial statements presented elsewhere in this Annual Report.

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

Name	Age	Position(s)
Alex Ovadia	58	Chief Executive Officer
Mira Rosenzweig(1)	48	Chief Financial Officer
Yoav Kimchy	59	Chief Technology Officer
Boaz Shpigelman	48	Vice President, Research and Development
Joshua (Shuki) Belkar	51	Vice President, Operations
Vardit Segal	54	Vice President, Clinical Affairs
Israel Hershko	54	Vice President, Quality Assurance and Regulatory Affairs
Steven Hanley (2)(3)	52	Chairman of the Board of Directors
Clara Ezed (4)(5)	48	Director
Mary Jo Gorman (2)(3)(4)(5)	60	Director
XiangQian (XQ) Lin	36	Director
Yuval Yanai (2)(3)(4)(5)	67	Director

(1)	Ms. Mira Rosenzweig has served as our Chief Financial Officer since April 28, 2019.

(2)	Member of our Nominating Committee.

(3)	Member of our Financing Committee.

(4)	Member of our Compensation Committee.

(5)	Member of our Audit Committee.

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

Mira Rosenzweig has served as our Chief Financial Officer since April 28, 2019. Ms. Rosenzweig has nearly 20 years of financial management experience, most recently serving as Chief Financial Officer of Entera Bio Ltd. (Nasdaq: ENTX) since May 2014.  Prior to Entera Bio, from May 2013 to April 2014, Ms. Rosenzweig served as Chief Financial Officer of privately-held Paskal Technologies and, before that, from September 2008 to November 2011, as Vice President and Chief Financial Officer of Camtek Ltd. (Nasdaq: CAMT). Prior to that, Ms. Rosenzweig served in various finance roles including at Elron Electronic Industries Ltd. (TASE: ELRN). Ms. Rosenzweig began her career as a senior accountant at Luboshitz Kasierer, which is now part of Ernst & Young. Ms. Rosenzweig holds a Bachelor of Arts in Accounting and Economics from the University of Haifa, Israel, and is a Certified Public Accountant (Israel).

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

Boaz Shpigelman has served as our Vice President, Research and Development since March 2018.  From 2012 to 2018, Mr. Shpigelman served as our director of development.  From 2007 to 2012, Mr. Shpigelman served as R&D Manager at Orsan Medical Technologies Ltd., which develops technologies for brain monitoring, with particular attention to intracranial pressure and its influence on cerebral perfusion. From 2003 to 2007, Mr. Shpigelman served as Vice R&D Manager at GI-View, a medical company that developed a single use auto maneuvering colonoscopy. From 1993 to 2003, Mr. Shpigelman held various positions at Scitex/Creo, a company that developed devices for the graphic art field, initially as a hardware/software developer and subsequently as a director in the input division.  Mr. Shpigelman holds a BSc degree in Electrical Engineering from the Technion-Israel Institute of Technology.

Joshua (Shuki) Belkar has served as Vice President of Operation since June 2019. Mr. Belkar has more than 20 years of experience managing operations at global medical device companies, including managing large volume manufacturing of capsule-based products. Prior to joining Check-Cap, Mr. Belkar served as vice president of operations and global services at Mazor Robotics Ltd., which was recently acquired by Medtronic Plc. Prior to Mazor Robotics, Mr. Belkar served in various executive roles at Medtronic, including director of operations, vice president of manufacturing and operations and director of production.  Before joining Medtronic Plc., Mr. Belkar served as manager of production at Elscint Medical Systems Ltd.  Mr. Belkar holds a BD degree in Social Sciences from the Open University, Israel, and an MA degree in logistic management and an executive MBA degree, both from Bar-Ilan University, Israel.

Vardit Segal, Ph.D. has served as Vice President of Clinical Affairs since October 2019. Dr. Segal has 20 years of diverse experience in the medical device industry, having led clinical teams across a broad range of medical technology companies. Prior to joining Check-Cap, Dr. Segal served as vice president of clinical and regulatory affairs at Allium Medical Solutions Ltd., a developer and manufacturer of advanced minimally invasive products, where she led the process of receiving FDA clearance for the WIRION embolic protection device, later acquired by CSI Medical.  Before Allium, Dr. Segal served as vice president of clinical affairs at BetaStim Ltd., a medical device company focused on the diabetes space.  Prior to joining BetaStim Ltd., Dr. Segal worked at Remon Medical Technologies, a medical device company focused on cardiology, later acquired by Boston Scientific, where she served as clinical affairs director.  Dr. Segal earned a BSc degree in food engineering and biotechnology, a MSc degree in biomedical engineering and a Ph.D. in biomedical engineering, all from the Technion - Israel Institute of Technology.

Israel Hershko has served as Vice President of Quality Assurance and Regulatory Affairs since August 2019. Mr. Hershko has more than 30 years of experience in quality assurance and regulatory affairs in the medical device industry.  Mr. Hershko has led the transfer of several new products into global markets from the regulatory and quality aspects. Prior to joining Check-Cap, Mr. Hershko held executive positions as director of quality assurance and regulatory affairs in several medical device companies, including Medical Compression Systems Ltd., Q Core Medical Ltd., Syneron and GE Healthcare.  Mr. Hershko holds a BA degree in Business from Derby University.

Steven Hanley has served as a member of our Board of Directors since February 2015 and as the Chairman of our Board of Directors since September 2017, and has served as a member of our Nominating Committee since October 2015 and as a member of our Financing Committee since June 2016.  Mr. Hanley served as a member of our Audit Committee from March 2015 until December 2017 and as a member of our Compensation Committee from March 2015 until March 2019. Mr. Hanley is currently the Co-Founder, board member and Chief Executive Officer of MediBeacon Inc., an optical diagnostic company based in St. Louis, Missouri formed upon acquiring assets and intellectual property from Covidien in 2012.  Mr. Hanley is an experienced global business leader who has managed highly complex pharmaceutical and medical device operations with annual global revenue exceeding US$1 billion.  As the President of Covidien plc’s Imaging Solutions business unit, Mr. Hanley led a multifunctional organization that included sales, marketing, logistics, manufacturing, as well as research and development.  Internationally, Mr. Hanley’s track record includes numerous new drug and device product introductions and sales force expansion in Eastern Europe, China and Latin America. Mr. Hanley is experienced working in different cultures and successfully navigating dynamic regulatory environments.  Over his nearly 18 years with the Covidien family of companies, Mr. Hanley developed a large network of business leaders and clinicians to help determine market needs, commercial potential and product positioning.  As a sales leader, Mr. Hanley called on radiologists, nuclear medicine physicians, cardiologists, as well as surgeons in specialties including general, orthopedic, and OB/GYN.  Mr. Hanley is Principal and Founder of Neem LLC, which was founded in 2009 to focus on startup and entrepreneurial medical device and other life science companies with whom the firm works to bridge the gap between breakthrough technology and commercialization.  Mr. Hanley is the Chairman of the Board of Managers for Daya CNS LLC, based in St Louis Missouri.  In addition, Mr. Hanley is currently on the Advisory Board for Kogent Surgical LLC, based in St Louis Missouri.  Mr. Hanley provided consultancy services to us on behalf of Neem LLC from November 2009 until December 31, 2014 and served as a Scientific Advisor to our company from June 2011 until his election to our Board of Directors in February 2015. Mr. Hanley holds B.A. and M.A. degrees in business administration from Marquette University.

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

Dr. Mary Jo Gorman has served as a member of our Board of Directors and as a member of our Audit Committee and Compensation Committee since May 2015, and has served as a member of our Financing Committee since June 2016. Dr. Gorman serves as Managing Director at Prosper Capital, an early stage investment fund focused on women-led businesses. From 2006 to present, Dr. Gorman also serves as Founder of Advanced ICU Care, the largest telemedicine ICU services provider in the United States, in which she also served as Chairman and Chief Executive Officer from 2006 and 2014. From December 2016 to present, Dr. Gorman also serves as interim CEO and as a member of the audit committee of TripleCare, a U.S. provider of telemedicine-based healthcare services to skilled nursing facilities. From 1999 to 2006, Dr. Gorman served at IPC-The Hospitalist Company (Nasdaq:IPCM), a leading national physician group practice, as Chief Medical Officer (2003-2006), Vice President of Medical Affairs (2001-2003) and Regional Medical Director (1999-2001). From 1996 to 1998, Dr. Gorman served as President of Inpatient Care Group, a hospitalist group in St. Louis, Missouri, which she had founded to provide hospitalist services to primary care physicians and hospitals and which was subsequently sold to IPC. From 1991 to 2008, Dr. Gorman served as President of Critical Care Services, Inc., a privately held corporation which she had founded and which was later sold to Advanced ICU Care. Dr. Gorman was awarded with the following awards: 2015 Distinguished Alumni Award, Southern Illinois University School of Medicine; 2013 Distinguished Alumni Award, Olin School of Business, Washington University; 2011 EY Entrepreneurial Winning WomenTM Class of 2011; 2009 Top 25 Influential Women in Healthcare by Modern HealthCare Magazine. Dr. Gorman holds a B.A. degree in Chemistry and Biology (Cum Laude) from St. Louis University, an M.B.A degree from Olin School of Business, Washington University and an M.D. from Southern Illinois University School of Medicine.

XiangQian (XQ) Lin has served as a member of our Board of Directors since February 2015.  Mr. Lin has served as the President and Chief Executive Officer of the Esco Group since 2011, and is a life sciences entrepreneur and investor with a demonstrated track record of venture creation across the United States, Asia and Europe.  Mr. Lin is also the Founding Managing Partner of Esco Ventures, the life sciences investment arm of the Esco Group, focused on strategic investments and biotech venture creation.  Mr. Lin has co-founded multiple companies including Carmentix, Maiden Therapeutics and Carmine Therapeutics.  Mr. Lin has also established the Esco Ventures Morphosis Fellowship Program to groom the next generation of life sciences entrepreneurs.  Mr. Lin holds a BSc degree in Economics and Finance from the Wharton School of Business, University of Pennsylvania.

Yuval Yanai has served as a member of our Board of Directors since March 2015 and has served as the Chairman of our Audit Committee and Compensation Committee since March 2015, as the Chairman of our Nominating Committee since October 2015 and as the Chairman of our Financing Committee since June 2016.  Mr. Yanai served as Senior Vice President and Chief Financial Officer of Given Imaging Ltd. from September 2005 through March 2014.  From October 2000 through August 2005, Mr. Yanai served as Senior Vice President and Chief Financial Officer of Koor Industries Ltd.  Prior to that, from April 1998 to September 2000, Mr. Yanai served as Vice President and Chief Financial Officer of NICE Systems Ltd., an Israeli global provider of Insight from Interactions, and, from 1991 to April 1998, he served as the Vice President, Finance and Chief Financial Officer of Elscint Ltd., a former Israeli company engaged in the developing and manufacturing of medical imaging devices.  Mr. Yanai joined Elscint in 1985 and served as Corporate Controller and Corporate Treasurer through 1991. Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Hadassah Medical Organization, and serves as the Chairman of its finance and compensation committees and as a member of its tenders and donation committee.  Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of S&P Global Maalot. Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Clal Biotechnology Industries and serves as the Chairman of its audit and financial reporting committees, and as a member of its compensation committee. Mr. Yanai also serves as a member of the board of directors of Nobio Ltd. and BRH Medical Ltd. Previously, Mr. Yanai served as an external director (within the meaning of the Israeli Companies Law) of Mazor Robotics Ltd. and Medical Compression Systems Ltd. and as a director of Medigus Ltd. Mr. Yanai also served as a director of Macrocure Ltd., Citycon Oj, Starplast Industries Ltd., Adama Ltd. (formerly Makteshim-Agan Industries Ltd.), ECI Telecom Ltd., Equity One, Inc., BVR Systems Ltd., Tadiran Communication Ltd., The Elisra Group, Telrad Networks Ltd. and Medical Compression Systems (D.B.N) Ltd.  Mr. Yanai holds a B.Sc. degree in Accounting and Economics from Tel-Aviv University.

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

Prof. Nadir Arber is a full Professor of Medicine and Gastroenterology. Prof. Arber is a holder of the Yechiel and Helen Lieber chair for Cancer Research at Tel Aviv University, Sackler School of Medicine. Prof. Arber serves as the Director of the Integrated Cancer Prevention Center (ICPC) at Tel Aviv Sourasky Medical Center in Tel Aviv. He chaired the grants committee of the Sackler School of Medicine at Tel Aviv University. Prof. Arber is the Head of Cancer Research Center, Head of Djerassi Oncology Center. Prof. Arber, a noted expert in the field of early detection and prevention, has been serving as the principal investigator (PI) of several international, multicenter clinical trials in the field of early detection, prevention and therapy of gastrointestinal malignancies using NSAIDs and in particular, CRC. Prof. Arber has published more than 330 publications. Prof. Arber received a MD from the Hadassah School of Medicine of the Hebrew University of Jerusalem in 1987, an MSc degree from Sackler School of Medicine, Tel Aviv University in 1991 and a MHA degree from Rekanaty School of Management, Tel Aviv University in 1991. Prof. Arber has served as a Scientific Advisor to the Company since January 2012. We have entered into a consultation service agreement with Prof. Arber who is a leading investigator in our multicenter clinical study which is held at Tel Aviv Sourasky Medical Center and other sites.

Dr. Seth A. Gross is the Director of Clinical Care and Quality at the NYU Langone Health. Dr. Gross is Chief of Gastroenterology at the NYU Langone Hospital Center. His areas of interest include CRC screening and gastrointestinal malignancies. Dr. Gross is an associate editor for Gastrointestinal Endoscopy. Dr. Gross is active in both the ACG and ASGE and serves on several committees. Dr. Gross is the former president at the NYSGE. Dr. Gross is the principal investigator in our pilot study conducted at the NYU Langone Hospital Center. Dr. Gross has a M.D. degree from the School of Medicine at Tel Aviv University and completed his gastroenterology fellowship at the Mayo Clinic College of Medicine.

B.	Compensation of Directors and Executive Officers

The aggregate compensation paid and share-based compensation and other payments expensed by us to our directors and executive officers with respect to the year ended December 31, 2019 was $2.6 million. This amount includes approximately $0.26 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.  As of December 31, 2019, (i) options to purchase 48,235 ordinary shares granted to our directors and executive officers were outstanding under our 2006 Unit Option Plan, with a weighted average exercise price of approximately $50.45 per share, (ii) options to purchase 286,923 ordinary shares granted to our directors and executive officers were outstanding under our 2015 Equity Incentive Plan and the United States Sub-Plan to our 2015 Equity Incentive Plan, with a weighted average exercise price of approximately $3.67 per share; and (iii) 86,125 restricted share units awarded to our directors and executive officers were outstanding under our 2015 Equity Incentive Plan and the United States Sub-Plan to our 2015 Equity Incentive Plan.

At our 2019 annual general meeting held on December 12, 2019, our shareholders approved, following the approval of our Compensation Committee and Board of Directors, the payment to each of our directors the following fees: (i) an annual fee of $25,000 for service on the Board of Directors and $2,500 for service on the Audit Committee; and (ii) a per meeting fee of $850 for each meeting of the Board of Directors or any committee thereof attended in person or via telephone. In addition, our shareholders approved an annual fee of (i) $10,000 for service as Chairman of the Board of Directors (other than an Active Chairman, who may be entitled to an increased fee in accordance with our Compensation Policy) and (ii) $5,000 for service as Chairman of the Audit Committee. Our directors also benefit from directors’ and officers’ indemnification and exculpation agreements as well as from our directors’ and officers’ liability insurance policy. The directors are also entitled to reimbursement of expenses (including travel, stay and lodging), subject to the Israeli Companies Law and the regulations promulgated thereunder, and in accordance with our company practices and our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”).

We do not have any written agreements with any current director providing for benefits upon the termination of such director’s relationship with us.

To our knowledge, there are no agreements and arrangements between any director and any third party relating to compensation or other payment in connection with their candidacy or service on our Board of Directors.

The table below sets forth the compensation paid to our five most highly compensated office holders (within the meaning of the Israeli Companies Law), in each case during or with respect to the year ended December 31, 2019.  We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits, to the extent applicable, and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to us, as recognized in our financial statements for the year ended December 31, 2019, plus compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our directors’ and officers’ liability insurance policy and was entitled to indemnification and exculpation in accordance with indemnification and exculpation agreements, our articles of association and applicable law.

The exchange rate that we used to calculate the “Salary Cost” as presented in the following table, was NIS 3.56 to US$1.00, and is provided herein for convenience (such exchange rate is based on the average of the last-day exchange rate of each of the 12 months during 2019, as published by the Bank of Israel).

	Salary Cost (1)	Bonus (2)	Share-Based Compensation (3)	Total
Name and Principal Position	US$
Alex Ovadia - Chief Executive Officer	386,355	102,550	13,111	502,016
Yoav Kimchy - Chief Technology Officer	390,811	42,102	70,990	503,903
Boaz Shpigelman -Vice President, Research and Development	235,974	19,385	56,928	312,287
Israel Hershko – Vice President Quality Assurance and Regulatory Affairs (since August 2019); former Director of Quality Assurance and Regulatory Affairs (4)	185,038	21,121	24,871	231,030
Mira Rosenzweig- Chief Financial Officer (5)	165,311	20,126	8,940	194,376
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

(2)
With respect to Mr. Ovadia, represents a special bonus awarded in 2019 and a provision for the 2019 annual bonus, and with respect to each of the other Covered Executives, represents a provision for the 2019 annual bonus and adjustments to the annual bonus recorded for the year ended December 31, 2018. The 2019 annual bonuses are subject to the approval of our Compensation Committee and Board of Directors and with respect to Mr. Ovadia, also the shareholders.

(3)
Represents the share-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2019 based on the fair value of the grant date of the equity awards, in accordance with accounting guidance for equity-based compensation.

(4)
Israel Hershko was appointed as our Vice President Quality Assurance and Regulatory Affairs in August 2019. Mr. Hershko served as our Director of Quality and Regulation Director from September 2017 to August 2019.

(5)	Mira Rosenzweig was appointed as our Chief Financial Officer in April 2019.

The following table sets forth information with respect to the options and RSUs granted to the Covered Executives for the year ended December 31, 2019.

Name	Date of Grant(1)	Security Type	Purchase Price	Number of Shares Underlying Award	Expiration Date	Total Benefit (in US$)	Benefit recognized in 2019 (in US$)
Alex Ovadia	December 12, 2019	Options	$1.93	92,599	December 12, 2029	105,422	3,737
		RSUs	-	39,685	-	60,321	-
Mira Rosenzweig	May 6, 2019	Options	$2.68	10,230	May 6, 2029	20,558	8,940

__________________________
(1)
All options granted to the Covered Executives in fiscal year 2019 vest over a three-year period commencing on their date of grant, such that 33.33% of the award shall vest on the first anniversary of the date of grant and an additional 8.33% will vest at the end of each subsequent three-month period thereafter, subject to each Covered Executive’s continuing service in such capacity on each applicable vesting date.

The RSUs granted to Alex Ovadia, the Chief Executive Officer, are performance based RSUs; they vest over a period of three years commencing on January 1, 2020, in three equal tranches, and shall be subject to the achievement of performance targets, or the Performance Targets. The Performance Targets for each calendar year during the three year vesting period will be the same as the company targets that are defined for such year for the annual bonus for all of our executives, and shall be predefined at the beginning of each such calendar year by our Compensation Committee and Board of Directors in accordance with our Compensation Policy.  At least 60% of the Performance Targets for any calendar year must be met to be entitled to the tranche with respect to such calendar year, and once met, the applicable tranche will vest in full. The Compensation Committee and the Board of Directors shall determine if the Performance Targets have been met for each applicable calendar year following the filing of our annual financial statements for each such year.  Mr. Ovadia must be serving as our Chief Executive Officer on the date of the filing of our annual financial statements for each calendar year during the three-year vesting period to be entitled to the performance based RSU tranche for any such calendar year.  The vesting conditions for the performance-based RSUs with respect to the Performance Targets will include a mechanism for deferring vesting to the following years in the event of a failure to fulfill the criteria for any calendar year, provided that the cumulative average achievement criteria of the Performance Targets during the vesting period is met.

Employment Agreements with Covered Executives

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

We entered into an Employment Agreement dated as of December 27, 2012, as amended, with Alex Ovadia, or Mr. Ovadia’s Employment Agreement, pursuant to which Mr. Ovadia served as our Vice President of Research and Development, Israeli Site Manager and Chief Operations Officer until February 26, 2018. Effective as of February 26, 2018, Mr. Ovadia was appointed as our Chief Executive Officer and Mr. Ovadia’s Employment Agreement was amended accordingly, effective as of such date.  The terms of Mr. Ovadia’s engagement in his capacity as our Chief Executive Officer were approved by our shareholders at the extraordinary general meeting of shareholders held on April 2, 2018. Mr. Ovadia’s Employment Agreement, as currently in effect, may be terminated by either us or Mr. Ovadia upon 90 days’ prior notice to the other party. Pursuant to Mr. Ovadia’s Employment Agreement, we also have the right to immediately terminate Mr. Ovadia’s employment for “Cause” (as defined in Mr. Ovadia’s Employment Agreement). Pursuant to Mr. Ovadia’s Employment Agreement, Mr. Ovadia was entitled to an annual salary of NIS 924,000 ($240,000 per annum, paid in NIS based on an exchange rate of $1= NIS 3.85). Mr. Ovadia’s salary was subsequently increased in May 2019 to a monthly salary of NIS 80,808 (approximately $22,699) and effective as of December 1, 2019, to a monthly salary NIS 84,848 (approximately $23,834), in each case by our Compensation Committee in reliance on an exemption from shareholder approval available under Israel law. In addition, Mr. Ovadia may be entitled to an annual bonus of up to 30% of his annual salary subject to receipt of requisite approvals. Payment of the annual bonus shall be subject to the achievement of certain milestones determined by the Compensation Committee and Board of Directors.  Mr. Ovadia’s Employment Agreement also contains confidentiality, intellectual property, and non-competition and non-solicitation provisions.

We entered into an Employment Agreement effective as of April 28, 2019 with Mira Rosenzweig, or Ms. Rosenzweig’s Employment Agreement, pursuant to which Ms. Rosenzweig serves as our Chief Financial Officer. Ms. Rosenzweig’s Employment Agreement may be terminated by either us or Ms. Rosenzweig upon 90 days’ prior notice to the other party.  Pursuant to Ms. Rosenzweig’s Employment Agreement, we also have the right to immediately terminate Ms. Rosenzweig’s employment for “cause” (as described in Ms. Rosenzweig’s Employment Agreement).  Pursuant to Ms. Rosenzweig’s Employment Agreement, Ms. Rosenzweig is entitled to a salary of NIS 660,000 ($185,393) per annum. In addition, Ms. Rosenzweig may be entitled to an annual bonus of up to 25% of her annual salary, based on our evaluation of Ms. Rosenzweig’s performance and subject to receipt of customary approvals.  Ms. Rosenzweig’s Employment Agreement also contains confidentiality, intellectual property, and non-competition and non-solicitation provisions.

We entered into an Employment Agreement dated as of September 17, 2014, as amended from time to time, with Yoav Kimchy, or Mr. Kimchy’s Employment Agreement, pursuant to which Mr. Kimchy serves our Chief Technology Officer. Mr. Kimchy’s Employment Agreement may be terminated by either us or Mr. Kimchy upon 120 business days’ prior notice to the other party. Pursuant to Mr. Kimchy’s Employment Agreement, we also have the right to immediately terminate Mr. Kimchy’s employment for “Cause” (as defined in Mr. Kimchy’s Employment Agreement) or if Mr. Kimchy is unable to perform his duties for a period of two consecutive months by reason of illness or accident. Pursuant to Mr. Kimchy’s Employment Agreement, Mr. Kimchy is entitled to a salary of NIS 941,400 ($264,438) per annum. In addition, Mr. Kimchy may be entitled to an annual bonus of up to 30% of his annual salary, subject to receipt of requisite approvals. Payment of the annual bonus shall be subject to the achievement of certain milestones determined by the Compensation Committee and Board of Directors.

We entered into an Employment Agreement dated as of March 30, 2018, with Boaz Shpigelman, as amended from time to time, or Mr. Shpigelman’s Employment Agreement, pursuant to which Mr. Shpigelman serves as our Vice President, Research and Development. Mr. Shpigelman’s Employment Agreement may be terminated by either us or Mr. Shpigelman upon 30 days’ prior notice to the other party. Pursuant to Mr. Shpigelman’s Employment Agreement, we also have the right to immediately terminate Mr. Shpigelman’s employment for “Cause” (as defined in Mr. Shpigelman’s Employment Agreement). Pursuant to Mr. Shpigelman’s Employment Agreement, Mr. Shpigelman is entitled to a salary of NIS 540,540 ($151,837) per annum. Mr. Shpigelman’s Employment Agreement also contains confidentiality, intellectual property, and non-competition and non-solicitation provisions.

We entered into an Employment Agreement dated as of September 6, 2017, with Israel Hershko, or Mr. Hershko’s Employment Agreement, pursuant to which Mr. Hershko served as our Director of Quality and Regulation Director from September 2017 to August 5, 2019. Effective as of August 5, 2019, Mr. Hershko was appointed as our Vice President Quality Assurance and Regulatory Affairs.  Mr. Hershko’s Employment Agreement may be terminated by either us or Mr. Hershko upon 30 days’ prior notice to the other party. Pursuant to Mr. Hershko’s Employment Agreement, we also have the right to immediately terminate Mr. Hershko’s employment for “Cause” (as defined in Mr. Hershko’s Employment Agreement). Pursuant to Mr. Hershko’s Employment Agreement, Mr. Hershko is entitled to a salary of NIS 480,000 ($134,831) per annum. Mr. Hershko’s Employment Agreement also contains confidentiality, intellectual property, and non-competition and non-solicitation provisions.

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

However, pursuant to regulations promulgated under the Israeli Companies Law, Israeli companies whose shares are listed on certain stock exchanges outside of Israel (including the Nasdaq Capital Market) with no controlling shareholder (within the meaning of the Israeli Companies Law), such as ourselves, that satisfy the requirements of the laws in the foreign jurisdiction where the company’s shares are listed, as they apply to companies incorporated in such jurisdiction, with respect to the appointment of independent directors and the composition of the audit committee and compensation committee, may elect to exempt themselves from the requirements of Israeli law with respect to (i) the requirement to appoint outside directors and that one outside director serve on each committee of the board of directors authorized to exercise any of the powers of the board of directors; (ii) certain limitations on the employment or service of an outside director or his or her spouse, children or other relatives, following the cessation of the service as an outside director, by or for the company, its controlling shareholder or an entity controlled by the controlling shareholder; (iii) the composition, meetings and quorum of the audit committee; and (iv) the composition and meetings of the compensation committee.  If a company has elected to avail itself from the requirement to appoint external directors and at the time a director is appointed all members of the board of directors are of the same gender, a director of the other gender must be appointed.

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

Composition of the Audit Committee

In accordance with regulations promulgated under the Companies Law described above, we elected to “opt out” from the Israeli Companies Law requirement to appoint external directors and related rules concerning the composition of the audit committee and compensation committee.  Under such exemption, among other things, the composition of our audit committee must comply with the requirements of SEC and Nasdaq rules.

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

Composition of Audit Committee

In accordance with regulations promulgated under the Companies Law described above, we elected to “opt out” from the Israeli Companies Law requirement to appoint external directors and related rules concerning the composition of the audit committee and compensation committee.

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

Our amended and restated Compensation Policy for Executive Officers and Directors, which was approved by our shareholders on June 22, 2017, as amended by our shareholders at the 2019 annual general meeting held on December 12, 2019, serves as the basis for decisions concerning the financial terms of employment or engagement of our office holders, including exculpation, insurance, indemnification and any benefit, monetary payment or obligation of payment in respect of employment or engagement, including and any severance payment or benefit.

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

As of December 31, 2019, we had 64 employees and independent contractors, all of whom were based in Israel, and of whom 10 persons were in administrative, accounting and human resources and 54 persons were in research and development. Under Israeli law, we and our employees are subject to protective labor provisions, including the length of the workday, minimum wages for employees, annual leave, sick pay, determination of severance pay and advance notice of termination of employment, as well as procedures for hiring and dismissing employees and equal opportunity and anti-discrimination laws. While none of our employees are party to any collective bargaining agreements, orders issued by the Israeli Ministry of Economy and Industry may make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as the length of the workday and week, recuperation pay, travel expenses and pension rights.  We have never experienced labor-related work stoppages and believe that our relationships with our employees are a significant part of our operations and that we maintain a good and positive relationship with our employees.

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

Share Ownership of Executive Officers and Directors

For information concerning the beneficial ownership of our ordinary shares by our executive officers and directors, see the table in Item 7A. “Major Shareholders and Related Party Transactions—Major shareholders.” As of December 31, 2019, (i) options to purchase 48,235 ordinary shares granted to our directors and executive officers were outstanding under our 2006 Unit Option Plan, with a weighted average exercise price of approximately $50.45, (ii) options to purchase 286,923 ordinary shares granted to our directors and executive officers were outstanding under our 2015 Equity Incentive Plan and the United States Sub-Plan to our 2015 Equity Incentive Plan, with a weighted average exercise price of approximately $3.67 per share; and (iii) 86,125 restricted share units awarded to our directors and executive officers were outstanding under our 2015 Equity Incentive Plan and the United States Sub-Plan to our 2015 Equity Incentive Plan.

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

As of December 31, 2019, we had granted options to purchase an aggregate 174,416 ordinary shares under the 2006 Plan, of which options to purchase an aggregate 25,783 ordinary shares had been exercised into our ordinary shares, options to purchase an aggregate 72,474 ordinary shares had been forfeited without having been exercised and options to purchase an aggregate 76,159 ordinary shares were outstanding with a weighted average exercise price of approximately $47.59 per share. As of December 31, 2019, no shares are available for future awards under the 2006 Plan.

2015 Equity Incentive Plan

Awards under the 2015 Plan. Awards under the 2015 Plan may be options granted pursuant to Section 102 of the Tax Ordinance (“Section 102 Options”) or Section 3(i) of the Tax Ordinance (“Section 3(i) Options”), “incentive stock options” (“ISOs”) within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, and options not intended to qualify as ISOs (“Non-statutory Stock Options”), stock appreciation rights (“SARs”), restricted stock awards (“RSAs”) and restricted stock units (“RSUs”), or any combination of the foregoing.

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

As of December 31, 2019, we had granted options to purchase an aggregate 648,987 ordinary shares under the 2015 Plan, of which options to purchase an aggregate 177,823 ordinary shares had been forfeited without having been exercised and options to purchase an aggregate 471,163 ordinary shares were outstanding as of such date, with a weighted average exercise price of approximately $4.20 per share. In addition, as of December 31, 2019, we had issued 201,134 restricted share units under the 2015 Plan, of which 60,629 RSUs had been forfeited, 40,975 RSUs had vested, and 99,530 restricted share units were outstanding as of such date. As of December 31, 2019, 344,688 ordinary shares are available for future awards under the 2015 Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 25, 2020 by (i) each person or entity known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our current executive officers and directors individually; and (iii) all of our current executive officers and directors as a group.

The percentage of beneficial ownership of our ordinary shares is based on 10,997,714 ordinary shares, NIS 2.40 par value per share outstanding as of February 25, 2020. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options and warrants currently exercisable or exercisable into ordinary shares within 60 days of February 25, 2020 are deemed to be outstanding and beneficially owned by the shareholder holding such options or warrants for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or warrant. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

This table is based upon information supplied by officers and directors and is believed to be accurate. Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each shareholder’s address is: c/o Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Mount Carmel, Israel.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
5% or Greater Shareholders
Berozio Investments LTD. (1)	906,726	8.2%
Orbiris Ventures LTD (2)	906,726	8.2%
Salikaro Ventures LTD (3)	906,726	8.2%
Barna Capital Group Ltd. (4)	778,011	7.1%
Donald Norman (5)	601,909	5.5%
Smotrich SARL-SPF (6)	555,000	5.0%

Directors and Executive Officers
Alex Ovadia (7)	14,419	*
Mira Rosenzweig	-	-
Yoav Kimchy (8)	86,961	*
Boaz Shpigelman (9)	21,404	*
Joshua (Shuki) Belkar	-	-
Vardit Segal	-	-
Israel Hershko (10)	8,376	*
Steven Hanley (11)	11,838	*
Clara Ezed (12)	9,911	*
Mary Jo Gorman (13)	11,064	*
XiangQian (XQ) Lin (14)	49,927	*
Yuval Yanai (15)	11,174	*
All director and executive officers as a group (12 persons) (16)	225,074	2.0%

* Less than 1% of our ordinary shares.

(1)
Based solely on information provided to us by Berozio Investments LTD, Valerii Bichev is the ultimate beneficial owner of Berozio Investments LTD and may be deemed to have both voting power and disposal power over the shares. The address for Berozio Investments LTD is Georgiou Varnakioti, 10 Kato Polemidia, 4150, Limassol, Cyprus.

(2)
Based solely on information provided to us by Orbiris Ventures LTD, Elena Ignatova is the ultimate beneficial owner of Orbiris Ventures LTD and may be deemed to have both voting power and disposal power over the shares. The address for Orbiris Ventures LTD is Mavrovouniou, 40, Kalavasos, 7733, Larnaca,, Cyprus.

(3)
Based solely on information provided to us by Salikaro Ventures LTD, Ivan Kregul is the ultimate beneficial owner of Salikaro Ventures LTD and may be deemed to have both voting power and disposal power over the shares. The address for Salikaro Ventures LTD is Faidras, 6А, Zakaki, 3048, Limassol, Cyprus.

(4)	Based solely upon, and qualified in its entirety with reference to, Schedule 13G filed with the SEC on February 15, 2019.
(5)
Based solely upon a Non-Objecting Beneficial Owner list with a record date of February 18, 2020 obtained by the Company from Broadridge Financial Solutions, Inc. As of such date, the Company does not have information as to (i) whether beneficial ownership of any of these shares has been disclaimed, (ii) who holds voting and dispositive power over these shares, (iii) whether any other ordinary shares are beneficially owned, or (iv) whether these shares continued to be beneficially owned by such person and in such amounts since February 18, 2020.

(6)
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

(7)
Includes (i) 1,261 outstanding ordinary shares, and (ii) 13,158 ordinary shares subject to options and RSUs currently exercisable or exercisable or vested or that will become vested within 60 days of February 25, 2020.

(8)
Includes (i) 33,693 ordinary shares directly held by Yoav Kimchy, (ii) 25,714 ordinary shares subject to options and RSUs held by Yoav Kimchy currently exercisable or exercisable or vested or that will become vested within 60 days of February 25, 2020, (iii) 26,648 ordinary shares directly held by Sigalit Kimchy, the wife of Yoav Kimchy, and (iv) 906 ordinary shares subject to options and RSUs held by Sigalit Kimchy currently exercisable or exercisable or vested or that will become vested within 60 days of February 25, 2020.  Yoav Kimchy and Sigalit Kimchy have joint beneficial ownership over the shares beneficially held by them.

(9)
Includes (i) 5,957 outstanding ordinary shares, and (ii) 15,447 ordinary shares subject to options and RSUs currently exercisable or exercisable or vested or that will become vested within 60 days of February 25, 2020.

(10)
Includes (i) 2,369 outstanding ordinary shares, and (ii) 6,007 ordinary shares subject to options and RSUs currently exercisable or exercisable or vested or that will become vested within 60 days of February 25, 2020.

(11)
Includes (i) 2,086 outstanding ordinary shares, and (ii) 9,752 ordinary shares subject to options and RSUs currently exercisable or exercisable or vested or that will become vested within 60 days of February 25, 2020.

(12)
Includes (i) 1,322 outstanding ordinary shares, and (ii) 8,589 ordinary shares subject to options and RSUs currently exercisable or exercisable or vested or that will become vested within 60 days of February 25, 2020.

(13)
Includes (i) 1,988 outstanding ordinary shares, and (ii) 9,076 ordinary shares subject to options and RSUs currently exercisable or exercisable or vested or that will become vested within 60 days of February 25, 2020.

(14)
Includes (i) 15,975 outstanding ordinary shares, (ii) 13,118 ordinary shares subject to options and RSUs currently exercisable or exercisable within 60 days of February 25, 2020, and (iii) 20,834 ordinary shares issuable upon exercise of Long Term Incentive Warrants that are currently exercisable.

(15)
Includes (i) 2,089 outstanding ordinary shares, and (ii) 9,085 ordinary shares subject to options and RSUs currently exercisable or exercisable or vested or that will become vested within 60 days of February 25, 2020.

(16)
Includes (i) 93,388 outstanding ordinary shares, and (ii) 131,686 ordinary shares subject to options, warrants and RSUs currently exercisable or exercisable or vested or that will become vested within 60 days of February 25, 2020.

As of February 25, 2020, based on information provided to us by our transfer agent in the United States and other information reasonably available to us, we had 51 holders of record of our ordinary shares in the United States. Such holders of record held, as of that date, 73.7% of our outstanding ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 73.1% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

None of our shareholders have voting rights different from the voting rights of other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, the only significant changes in the percentage ownership held by our more than 5% shareholders as reported in our annual reports on Form 20-F during the past three years are as follows: (i) the ownership percentage of Sabby Management, LLC increased to over 5% in 2017 and in the same year decreased to 5.2% and further decreased to under 5% in 2018, (ii) the ownership percentage of Armistice Capital, LLC increased to 5.5% in 2018 and in the same year decreased to under 5%, (iii) the ownership percentage of Intracoastal Capital, LLC increased to 8.7% in 2019 and decreased to under 5% in 2019, (iv) the ownership percentage of Smotrich SARL – SPF increased to 6.7% in 2019 and decreased to 5.0% in 2020, (v) the ownership percentage of Barna Capital increased to 9.4% in 2019 and decreased to 7.1% in 2020, (vi) the ownership percentage of Donald Norman increased to 7.6% in 2019 and decreased to 5.5% in 2020, (vii) the ownership percentage of Berozio Investments LTD. increased to 8.2% in 2020, (viii) the ownership percentage of Orbiris Ventures LTD increased to 8.2% in 2020, and (ix) the ownership percentage of Salikaro Ventures LTD increased to 8.2% in 2020.

B.	Related Party Transactions

Other than Mr. Densel’s Separation Agreement, the executive and director compensation, executive officer employment agreements, indemnification and exculpation arrangements and directors’ and officers’ liability insurance policy discussed in “Management,” and the transactions described below, since January 1, 2017, we have not been or are not a party to any transactions in which any of our directors, executive officers or holders of more than 5% of our share capital, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Pontifax Warrants

On October 14, 2014, we issued warrants to purchase an aggregate of 18,464 of our ordinary shares at an exercise price of NIS 2.40 per share, or the Pontifax Warrants, to the Pontifax Funds in consideration of their commitment to provide to us, for no consideration, the following services, if and to the extent requested by us: (i) business development services, in such scope and substance as shall be agreed between us and the Pontifax; and (ii) a representative designated by Pontifax to serve as the chairman of our board of directors. The Pontifax Funds subsequently agreed that the exercise price of fifty-percent of their warrants will increase to equal the price at which our ordinary shares are sold to the public in the initial public offering of our securities, or if units are sold in the initial public offering of our securities, the exercise price per share will increase to be equal to the effective price per share of the ordinary shares underlying the units sold to the public in the offering. The Pontifax Funds also agreed that such portion of their warrants would vest and become exercisable only upon the consummation of the initial public offering of our securities prior to their expiration date. The remaining warrants with an NIS 2.40 exercise price would vest on a quarterly basis in eight equal installments during a period of 24 months from issuance. In addition, the Pontifax Funds agreed to reduce the term of their respective warrants such that these warrants will now expire after eight years (instead of ten years) following their issuance, i.e., on October 14, 2022. Upon the closing of our initial public offering any unvested portion of the warrants became fully vested and exercisable. In September 2018, Pontifax exercised 9,232 of the Pontifax Warrants, with an exercise price of 2.40 per share, into 7,502 ordinary shares on a cashless basis. As of December 31, 2019, Pontifax Warrants to purchase 9,232 ordinary shares, with an exercise price of $60.72 per share, were outstanding.

Transactions with Check-Cap LLC and the Members and Manager of Check-Cap LLC

On May 31, 2009, we entered into an asset transfer agreement with Check-Cap LLC pursuant to which Check-Cap LLC transferred all of its business operations and substantially all of its assets to us. Our shareholders’ holdings on the date of the asset transfer transaction reflected their interests as members of Check-Cap LLC. In the framework of the asset transfer agreement and under the Shareholders Agreement, we undertook to use commercially reasonable efforts to procure that distributions or advance funds are made to our shareholders holding (at the date of the transaction) ordinary shares, Series A preferred shares and/or Series B preferred shares (i.e., the shareholders who are also members of Check-Cap LLC), as would be necessary to eliminate the tax impact on such shareholders of the reorganization and the transfer of all of the business operations and substantially all of the assets from Check-Cap LLC to us. Notwithstanding the foregoing, we will not advance payments to such shareholders to address the fact that they will no longer receive a “pass through” of losses generated by us as they previously received while owning units of Check-Cap LLC. These advances, if and to the extent made, will be deducted from any distributions such shareholders are entitled to receive from us. We have reserved in our financial statements $53,000 as of December 31, 2019, $65,000 as of December 31, 2018 and $312,000 as of December 31, 2017 on account of such advances.

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

Agreement with Sigalit Kimchy

On April 4, 2016, we entered into an employment agreement with Sigalit Kimchy, according to which Ms. Kimchy serves as marcom and user interface lead, in a 50% part-time role (no less than 93 hours per month), for a monthly salary of NIS 11,200 ($3,146), plus up to 35 monthly overtime hours at a gross monthly rate of NIS 2,800 ($786), or an aggregate monthly salary of up to NIS 14,000 ($3,932). Ms. Kimchy is entitled to an education fund, managers’ insurance or pension fund and reimbursement of monthly travel expenses. The employment agreement is for an indefinite term and may be terminated by either party upon 30 days prior written notice, and may be terminated by us with immediate effect for cause.  Ms. Kimchy also entered into a confidentially, non-competition and intellectual property agreement.  Sigalit Kimchy is the wife of Yoav Kimchy, our chief technology officer and a former director. For information regarding the beneficial ownership of our ordinary shares by Yoav Kimchy and Sigalit Kimchy, see Item 7A. “Major Shareholders and Related Party Transactions—Major shareholders.”

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

We entered into a Confidential Separation Agreement as of February 25, 2018 with Mr. Densel, or Mr. Densel’s Separation Agreement, pursuant to which Mr. Densel’s employment as our Chief Executive Officer and all positions he held with us or our U.S. subsidiary, Check-Cap U.S., Inc., ended as of February 26, 2018. Pursuant to the terms of Mr. Densel’s Separation Agreement, we paid Mr. Densel a lump sum equal to 90 days of his base salary and commencing as of the 91st day after the separation date and for a period of six (6) months thereafter, we paid to Mr. Densel his base salary. In addition, for a period of nine months from the separation date, we shall reimburse Mr. Densel for the cost of maintaining his health insurance coverage existing prior to the termination of his employment.

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

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since December 31, 2019, until the date of the filing of this Annual Report.

 ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Our units were listed on the Nasdaq Capital Market on February 19, 2015 under the symbol “CHEKU.” Prior to that date, there was no public trading market for our securities. Our initial public offering was priced at $72.00 per unit on February 20, 2015. Each unit consisted of one ordinary share and one-half of a Series A Warrant to purchase one ordinary share. Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants. On March 18, 2015, the units separated and ceased to exist. Since such date, our ordinary shares and Series A Warrants were listed on the Nasdaq Capital Market under the symbols “CHEK” and “CHEKW”, respectively. The Series A Warrants expired on February 24, 2020 and ceased to be listed on the Nasdaq Capital Market since February 20, 2020. Since May 8, 2018, our Series C Warrants have also been listed on the Nasdaq Capital Market under the symbol “CHEKZ”. On April 4, 2018, we effected a 1-for-12 reverse stock split of our ordinary shares.

B.	Plan of Distribution

Not applicable.

C.	Markets for Ordinary Shares

See “—Offer and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

 ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. Other than as disclosed below, the information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

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

The following description is not intended to constitute a complete analysis of all tax consequences relating to our ordinary shares, Long Term Incentive Warrants, Series C Warrants and Series D Warrants (sometimes referred to collectively or individually as our “securities”).  You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

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

The following corporate tax benefits, among others, are available to Industrial Companies:

•
amortization over an eight-year period, beginning from the year in which such rights were first used, of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or advancement of the Industrial Enterprise;

•	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•	expenses related to a public offering are deductible in equal amounts over three years beginning from the year of the offering.

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

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, was originally enacted in order to provide certain incentives for capital investments in production facilities (or other eligible assets).

The Investment Law has been amended several times in recent years, primarily: Amendment 60, effective as of April 1, 2005, referred to as the 2005 Amendment; Amendment 68, effective as of January 1, 2011, referred to as the 2011 Amendment; Amendment 71, effective as of January 1, 2014, referred to as the 2014 Amendment; and Amendment 73, effective as of January 1, 2017, referred to as the 2017 Amendment.  Pursuant to the foregoing amendments, generally tax benefits that were granted in accordance with the provisions of the Investment Law prior to each such amendment remain in force; however, any benefits granted subsequent to the respective amendment are subject to the provisions of the Investment Law as amended.

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

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location in Israel of the Benefited Enterprise. The location will also determine the period for which tax benefits are available. Under the “Exemption Track” the tax benefits include an exemption from corporate tax on undistributed income generated by the Benefited Enterprise for a period of two to ten years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. The benefits period is for a duration of seven or ten years, depending on the location of the Benefited Enterprise, from the later of the first year in which the company generated taxable income from its Benefited Enterprise and the Year of Election, but in any event not more than 12 or 14 years from the Year of Election, depending on the location of the Benefited Enterprise. A company qualifying for tax benefits under the Exemption Track which pays a dividend (as well as a deemed dividend, such as investments in foreign resident subsidiaries, granting loans to related parties, repurchases of shares, acquisitions of securities/shares, capital reductions and additional events which reflect the transfer of funds out of the Benefitted Enterprise activity) out of income derived during the tax exemption period by its Benefited Enterprise will be subject to corporate tax in respect of the amount of the dividend (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable. Dividends paid out of income attributed to a Benefited Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty.  Applying reduced tax rates in accordance with a certain tax treaty is subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate.

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, plus interest, or other monetary penalties.

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

Tax Benefits under the 2011 Amendment and the 2014 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not wholly-owned by a governmental entity, and that, among other things, owns a Preferred Enterprise and is controlled and managed from Israel. Under the 2014 Amendment, effective as of January 1, 2014, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise in 2014 and thereafter, unless the Preferred Enterprise is located in a specified development zone (referred to as “Zone A”), in which case the rate will be 9% for the tax years 2014-2016 and, pursuant to the 2017 Amendment (as discussed below), 7.5% from 2017 and thereafter. We believe our facilities are located in the Zone A specified development zone.

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

A Priority Technological Enterprise is entitled (among other things) to a reduced corporate tax rate of 12% with respect to its income which qualifies as “Preferred Technology Income”, as defined in the Investment Law, unless the Priority Technological Enterprise is located in a specified development zone (referred to as “Zone A”), in which case the rate will be 7.5%. A Special Priority Technological Enterprises is entitled to a reduced corporate tax rate of 6% with respect to its Preferred Technology Income, regardless of the company’s geographic location within Israel.

Our company does not qualify as a Priority Technological Enterprise or Special Priority Technological Enterprise, within the meanings of the Investment Law.

The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our future tax liabilities.

The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984)

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984), referred to as the Innovation Law, research and development programs which meet specified criteria and are approved by the IIA are eligible for grants.

Under the Innovation Law as currently in effect, the grants awarded are typically up to 50% of the project’s approved expenditures. The grantee is required to pay royalties to the State of Israel from the sale of products (and associated services) developed using IIA funding. Regulations under the Innovation Law, as currently in effect, generally provide for the payment of royalties of 3% or 5% (and at an increased rate under certain circumstances) on sales of products and services based on technology and know-how developed using IIA grants, until 100% (which may be increased under certain circumstances) of the grant, linked to the U.S. dollar and bearing interest at the LIBOR rate, is repaid. The terms of the Israeli government participation require that products developed with IIA funded be manufactured in Israel, unless the IIA approved grant program includes a pre-determined portion of manufacturing that may be performed outside Israel (as certain of our IIA approved grants included).  The approval of the IIA is required for the transferring of manufacturing outside Israel in excess of such pre-determined portion (however, only a notice to the IIA, as opposed to approval, is required for the transfer outside Israel of up to 10% of the cumulative manufacturing in excess of such pre-approved portion). If manufacturing of IIA-funded products is transferred outside Israel (following IIA approval) in excess of the pre-determined percentage included in the grant approval, then the royalty repayment rate is increased by 1% with respect to the additional approved percentage to be manufactured outside Israel and the royalty repayment for the entire approved program may be increased to up to three times the amount of the grants received, depending on the percentage manufactured outside Israel (plus accrued interest).  For example, during 2019, we provided notice to the IIA with respect to the transfer outside Israel of the manufacture of our C-Scan Track in an amount that represents less than 10% of manufacturing exceeding the pre-determined portion to be manufactured abroad that was included in our grant approval, following which our royalty repayment rate increased by 1% and the maximum royalty repayment increased to 120% of the revenues of the C-Scan Track. We are continuing to explore whether certain other components of our C-Scan system can be assembled outside of Israel. For example, we are continuing to explore whether it would be possible to assemble the capsule without the X-ray source in Israel, and have the X-ray source subsequently assembled into our C-Scan system at a certified radioisotope production facility or at a distribution center outside Israel.  IIA prior approval is also required for the transfer of IIA-funded know-how to a third party outside of Israel (including by way of license), which we may not receive (and any such approval would be subject to payment of a redemption fee, calculated according to a formula under the Innovation Law, which may be in the amount of up to six times the amount of the grants received, (less paid royalties, if any, and depreciation, but no less than the total grants received), plus accrued interest). Even following the full repayment of any IIA grants, we must nevertheless continue to comply with the requirements of the Innovation Law. If we fail to comply with any of the conditions and restrictions imposed by the Innovation Law and regulations and guidelines thereunder, or by the specific terms under which we received the grants, we may be required to refund any grants previously received together with interest and penalties, and, in certain circumstances, may be subject to criminal charges.

As of December 31, 2019, we had received funding from the IIA for the financing of a portion of our research and development expenditures in an aggregate amount of approximately $5.3 million.  As of December 31, 2019, we had not paid any royalties to the IIA and had a contingent obligation to the IIA in the amount of approximately $5.7 million.

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. A non-Israeli resident who derives capital gains from the sale of securities of an Israeli resident company will be exempt from Israeli tax so long as (i) the capital gains are not attributed to a permanent establishment that the non-resident maintains in Israel, (ii) the securities were not received from a relative or in a tax free reorganization transaction and (iii) the securities are not traded on the Tel Aviv Stock Exchange on the date of sale. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation; or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. With respect to dividends paid to a U.S. corporation that held 10% or more of the capital of the paying corporation throughout the tax year in which the dividend is distributed and the preceding tax year and provided that not more than 25% of the gross income of the paying corporation for such prior taxable year (if any) consists of certain interest or dividends, the maximum rate of tax withheld at source is 12.5%; provided, however, that if the paying corporation is an Approved Enterprise, the applicable withholding tax rate under such circumstances is reduced to 15% (rather than 12.5%). We believe that the reference in the United States-Israel Tax Treaty to an Approved Enterprise under the Investment Law is deemed to include also a Benefitted Enterprise Preferred Enterprise and Priority Technological Enterprise under the Investment Law. The United States-Israel Tax Treaty is currently under review and subject to change.

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

  Exercise or Lapse of Series C Warrant or Series D Warrant.  A holder of a Series C Warrant or Series D Warrant generally will not recognize gain or loss upon the exercise of a Series C Warrant or Series D Warrant for cash.  An ordinary share acquired pursuant to the exercise of a Series C Warrant or Series D Warrant for cash generally will have a tax basis equal to the holder’s tax basis in the Series C Warrant or Series D Warrant (as the case may be), increased by the amount paid to exercise the Series C Warrant or Series D Warrant.  The holding period of such ordinary share generally would begin on the day after the date of exercise of the Series C Warrant or Series D Warrant.  If a Series C Warrant or Series D Warrant is allowed to lapse unexercised, the holder generally will recognize a capital loss equal to such holder’s tax basis in the Series C Warrant or Series D Warrant (as the case may be).

It is possible that a cashless exercise would be treated as a taxable exchange in which gain or loss is recognized.  In such event, a holder could be deemed to have surrendered a number of Series C Warrants or Series D Warrants with a fair market value equal to the exercise price for the number of Series C Warrants or Series D deemed exercised.  For this purpose, the number of Series C Warrants or Series D Warrants deemed exercised would be equal to the number of Series C Warrants or Series D Warrants, as applicable, that would entitle the holder to receive upon exercise the number of ordinary shares issued pursuant to the cashless exercise of the Series C Warrants or Series D Warrants (as the case maybe). In this situation, the holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the Series C Warrants or Series D Warrants deemed surrendered to pay the exercise price and the holder’s tax basis in the Series C Warrants or Series D Warrants deemed surrendered.

Adjustments with Respect Warrants.  The terms of the Series C Warrant, Series D Warrant and Long Term Incentive Warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or adjustment to the exercise price of the warrant in certain events. An adjustment of the exercise price or an adjustment that has the effect of preventing dilution generally is not taxable. However, the holders of the Series C Warrants and Series D Warrants may be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through a decrease in the exercise price of the Series C Warrants or Series D Warrants) as a result of a distribution of cash to the holders of our ordinary shares, which is taxable to the holders of such ordinary shares as described under “—Taxation of our Shareholders,” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the holders of the Series C Warrants or Series D Warrants received a cash distribution from us equal to the fair market value of such increased interest.  While not clear, Israeli holders of the Long Term Incentive Warrants may be subject to a similar tax treatment in respect of any such constructive distribution, or, alternatively, if such warrants are treated as compensatory warrants for Israeli tax purposes, such holders may be deemed to have additional compensation income either at the time of the adjustment or upon the exercise of the Long Term Incentive Warrants.  Holders of Series C Warrants, Series D Warrants and Long Term Incentive Warrants are urged to consult their own tax advisors on these issues.

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 651,600 for 2020, which amount is linked to the annual change in the Israeli consumer price index.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our securities as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our shares (by vote or value);

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

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) to a holder in respect of our securities and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of our securities will be in U.S. dollars. In addition, as described in “Risk Factors – Risks Related to Taxation – There is a risk that we could be treated as a domestic (U.S.) corporation for U.S. federal income tax purposes by reason of the transactions related to our acquisition of all of the business operations and substantially all of the assets of Check-Cap LLC on May 31, 2009 (hereinafter sometimes referred to as the “reorganization”),” this discussion also assumes that we will be and have been treated as a foreign corporation for U.S. federal income tax purposes. Moreover, this discussion assumes that a holder owns a sufficient number of Series C Warrants, Series D Warrants and/or Long Term Incentive Warrants, such that the holder will not have a fractional warrant upon the exercise of a Series C Warrant, Series D Warrant and/or Long Term Incentive Warrant, as the case may be.

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

With respect to non-corporate U.S. Holders, any such cash dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “— Taxation on the Disposition of Ordinary Shares or Series C Warrants or Series D Warrants” below) provided that (a) our ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the United States-Israel Tax Treaty, (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met. Therefore, if our ordinary shares are not readily tradable on an established securities market, and we are not eligible for the benefits of the United States-Israel Tax Treaty, then cash dividends paid by us to non-corporate U.S. Holders will not be subject to U.S. federal income tax at the lower regular long term capital gains tax rate. Under published IRS authority, shares are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the Nasdaq Capital Market. Although our ordinary shares are currently listed and traded on the Nasdaq Capital Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our ordinary shares.

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

Adjustments with Respect to Warrants

The terms of each Series C Warrant, Series D Warrant and Long Term Incentive Warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment that has the effect of preventing dilution generally is not taxable. However, the U.S. Holders of the Series C Warrants and Series D Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through a decrease in the exercise price of the Series C Warrants or Series D Warrants) as a result of a distribution of cash to the holders of our ordinary shares, which is taxable to the U.S. Holders of such ordinary shares as described under “— Taxation of Cash Distributions,” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the Series C Warrants and Series D Warrants received a cash distribution from us equal to the fair market value of such increased interest. While not clear, the U.S. Holders of the Long Term Incentive Warrants may be subject to a similar tax treatment in respect of any such constructive distribution, or, alternatively, if such warrants are treated as compensatory warrants, such holders may be deemed to have additional compensation income either at the time of the adjustment or upon the exercise of the Long Term Incentive Warrants. U.S. Holders of Series C Warrants, Series D Warrants and Long Term Incentive Warrants are urged to consult their own tax advisors on these issues.

Taxation on the Disposition of Ordinary Shares or Series C Warrants or Series D Warrants

Upon a sale or other taxable disposition of our ordinary shares or the Series C Warrants or Series D Warrants, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the securities.

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

If an Israeli capital gains tax applies to any gains from the disposition of our ordinary shares or the Series C Warrants or Series D Warrants by a U.S. Holder, as discussed in “Israeli Tax Considerations and Government Programs – Taxation of our Shareholders” above, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to certain conditions and limitations). In addition, if such Israeli tax applies to any such gain, a U.S. Holder may be entitled to certain benefits under the United States-Israel Tax Treaty, if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the United States-Israel Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such Israeli tax and their eligibility for the benefits of the United States-Israel Tax Treaty.

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally may be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, our ordinary shares or the Series C Warrants or Series D Warrants, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares or the Series C Warrants or Series D Warrants.

Exercise or Lapse of a Series C Warrant or Series D Warrant

Subject to the PFIC rules discussed below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a Series C Warrant or Series D Warrant for cash. An ordinary share acquired pursuant to the exercise of a Series C Warrant or Series D Warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the Series C Warrant or Series D Warrant, as applicable, increased by the amount paid to exercise the Series C Warrant or Series D Warrant. The holding period of such ordinary share generally would begin on the day after the date of exercise of the Series C Warrant or Series D Warrant. If a Series C Warrant or Series D Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Series C Warrant or Series D Warrant.

The tax consequences of a cashless exercise of Series C Warrants and Series D Warrants are not clear under current tax law. A cashless exercise may be tax-free, either because it is not a realization event (i.e., not a transaction in which gain or loss is realized) or because the transaction is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s tax basis in the ordinary shares received would equal the U.S. Holder’s basis in the Series C Warrants or Series D Warrants surrendered. If the cashless exercise were treated as not being a realization event, the U.S. Holder’s holding period in the ordinary shares could be treated as commencing on the date following the date of exercise of the Series C Warrants or Series D Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares received would include the holding period of the Series C Warrants or Series D Warrants, as applicable.

It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss is recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of Series C Warrants or Series D Warrants, as applicable, with a fair market value equal to the exercise price for the number of Series C Warrants or Series D Warrants deemed exercised. For this purpose, the number of Series C Warrants or Series D Warrants deemed exercised would be equal to the amount needed to receive on exercise the number of ordinary shares issued pursuant to the cashless exercise of the Series C Warrants or Series D Warrants. In this situation, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the Series C Warrants or Series D Warrants deemed surrendered to pay the exercise price and the U.S. Holder’s tax basis in such Series C Warrants or Series D Warrants deemed surrendered. Such gain or loss would be long-term or short-term depending on the U.S. Holder’s holding period in the Series C Warrants or Series D Warrants, as applicable. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the sum of the fair market value of the Series C Warrants or Series D Warrants deemed surrendered to pay the exercise price and the U.S. Holder’s tax basis in the Series C Warrants or Series D Warrants deemed exercised, and a U.S. Holder’s holding period for the ordinary shares should commence on the date following the date of exercise of the Series C Warrants or Series D Warrants. There also may be alternative characterizations of any such taxable exchange that would result in similar tax consequences, except that a U.S. Holder’s gain or loss would be short-term.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of Series C Warrants and Series D Warrants, it is unclear which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Series C Warrants and Series D Warrants.

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

We believe that we were a PFIC for the taxable year ended December 31, 2019 and may be a PFIC for the taxable year ending December 31, 2020.  Our PFIC status for our current taxable year (2020) or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our taxable year ending December 31, 2020 or any subsequent taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares or Series C Warrants or Series D Warrants, and, in the case of our ordinary shares, the U.S. Holder did not make a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the ordinary shares, a purging election, a QEF election along with a purging election, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or Series C Warrants or Series D Warrants; and

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

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or Series C Warrants or Series D Warrants;

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

Although a determination as to our PFIC status is made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder that held (or was deemed to hold) our ordinary shares or Series C Warrants or Series D Warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. If we are determined to be a PFIC in any taxable year, and then cease to meet the test for PFIC status in a subsequent taxable year, a U.S. Holder may be able to make a purging election to eliminate this continuing PFIC status with respect to its ordinary shares in certain circumstances. A purging election generally creates a deemed sale of such ordinary shares at their fair market value on the last day of our tax year during which we qualified as a PFIC (or, in the case of a purging election made in connection with a QEF election, the first day of our taxable year in which qualify as a QEF with respect to such U.S. Holder). Any gain recognized by the purging election generally will be treated as an excess distribution subject to the special tax and interest charge rules described above. As a result of the purging election, the U.S. Holder generally will increase the adjusted basis in its ordinary shares by the amount of gain recognized and will also have a new holding period in its ordinary shares for purposes of the PFIC rules.

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

During 2019, we entered into zero-cost collars to hedge against the risk of overall changes in exchange rates on future cash flow from payments denominated in NIS. As of December 31, 2019, we had had outstanding foreign exchange collars in the notional amount of approximately $1.8 million with a fair value asset of $5,812.

As of December 31, 2019, our total assets and liabilities linked to the NIS amounted to $1.3 million and $2.1 million, respectively. A 10% depreciation of the dollar in relation to the NIS would cause an exchange rate loss of $82,559.

As of December 31, 2019, we had no assets linked to the Euro and our total liabilities linked to the Euro amounted to $128,762. A 10% depreciation of the dollar in relation to the Euro would cause an exchange rate loss of $12,876.

During the year ended December 31, 2019, the exchange rate between the U.S. dollar and the NIS decreased by 7.79% and the exchange rate between the U.S. dollar and the EURO increased by 2.08%. During the year ended December 31, 2018, the exchange rate between the U.S. dollar and the NIS increased by 8.1% and the exchange rate between the U.S. dollar and the EURO increased by 4.79%. During the year ended December 31, 2017, the exchange rate between the U.S. dollar and the NIS decreased by 9.83% and the exchange rate between the U.S. dollar and the EURO decreased by 12.33%.

Interest Rate Risk

Our obligation to pay royalties to the IIA is linked to LIBOR and we are therefore exposed to changes in LIBOR.

In addition, we intend to invest our cash balances, including certain of the net proceeds from our recent financings pending their ultimate use, primarily in bank deposits and securities issued by the U.S. and Israeli governments. We are exposed to market risks resulting from changes in interest rates relating primarily to our financial investments in cash and deposits. We do not use derivative financial instruments to limit exposure to interest rate risk. Our interest income may decline in the future as a result of changes in the financial markets; however, we believe any such potential loss would be immaterial to us.

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

(b)            Management’s Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this Annual Report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. As all internal control systems, no matter how well designed, have inherent limitations, our internal control over financial reporting may not prevent or detect misstatements.

(c)            Attestation Report of Registered Public Accounting Firm.  This Annual Report does not include an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2019 by our registered public accounting firm due to our status as an emerging growth company under the Jumpstart Our Business Startups Act of 2012.

(d)            Changes in Internal Control Over Financial Reporting.   Based on the evaluation conducted by our Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2019 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents aggregate fees billed to us for professional services rendered for fiscal years ended December 31, 2019 and 2018 by Deloitte Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered accounting firm.

	2019	2018
Audit Fees (1)	$60,000	$60,000
Audit-Related Fees (2)	$21,264	$45,000
Total	$81,264	$105,000
____________________
(1)
The audit fees for the years ended December 31, 2019 and 2018 were for professional services rendered for the audits of our financial statements, consents and in connection with certain of our filings with the U.S. Securities and Exchange Commission.

(2)
Audit-related fees for the year ended December 31, 2019, are for services rendered by our auditors in connection with the IIA.  Audit-related fees for the year ended December 31, 2018, are for services rendered by our auditors in connection with our May 2018 underwritten public offering.

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

Except as stated above, we currently intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq listing requirements applicable to domestic issuers.  For more information, see “Item 3D “Key Information - Risk Factors Risks Related to the Company”- As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.”

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our Financial Statements beginning on pages F-1 through F-34 are hereby incorporated herein by reference.  These Financial Statements are filed as part of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Index

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of the Registrant
2.1	Description of Securities Registered under Section 12
2.2	Form of Registrant’s Ordinary Share Warrant Certificate (1)
2.3	Form of Long Term Incentive Warrant Certificate (included in Exhibit 4.4) (1)
2.4	Form of Warrant Agreement dated as of February 24, 2015 between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent (1)
2.5	Amendment No.1 dated as of June 24, 2015, to Warrant Agreement dated as of February 24, 2015 between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent (6)
2.6	Form of 2014 Underwriter Warrants (1)
2.7	Form of June 2017 Warrants (4)
2.8	Form of June 2017 Placement Agent Warrants (4)
2.9	Form of November 2017 Warrants (5)
2.10	Form of November 2017 Placement Agent Warrants (5)
2.11	Form of Ordinary Shares Warrant Certificate issued pursuant to a certain Credit Line Agreement dated as of August 20, 2014 (1)
2.12	Forms of Ordinary Shares Warrant Certificate issued to the Pontifax entities (1)
2.13	Form of Series C Warrant (7)
2.14	Form of Warrant Agent Agreement between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent (7)
2.16	Form of February 2019 Series D Warrant (9)
2.17	Form of the February 2019 Placement Agent Warrant (9)
4.1	2006 Unit Option Plan and Amendments thereto (1)
4.2	Form of Series C-1 preferred shares purchase warrant (1)

4.3	Forms of Series C-2 preferred shares purchase warrant (1)
4.4	Forms of Anti-Dilution Warrants (1)
4.5	Asset Transfer Agreement, dated as of May 31, 2009 by and between Check-Cap Ltd. and Check-Cap LLC (1)
4.6	The Agreement for ASIC Design and Development dated November 26, 2009 by and between Check-Cap Ltd. and Politechnico di Milano (1)
4.7	Form of Indemnification Agreement (1)
4.8	2015 Equity Incentive Plan and 2015 United States Sub-Plan to 2015 Equity Incentive Plan (2)
4.9	Compensation Policy for Executive Officers and Directors
4.10	Placement Agent Agreement dated August 5, 2016 by and between Check-Cap Ltd. and Chardan Capital Markets LLC (3)
4.11	Securities Purchase Agreement dated as of May 30, 2017 by and among Check-Cap Ltd. and the Purchasers named therein (4)
4.12	Securities Purchase Agreement dated as of November 20, 2017 by and among Check-Cap Ltd. and the Purchasers named therein (5)
4.13	Underwriting Agreement, dated as of May 4, 2018, by and between Check-Cap Ltd. and H.C. Wainwright & Co., LLC (8)
4.14	Form of Securities Purchase Agreement dated as of February 4, 2019 by and between Check-Cap Ltd. and the Purchasers named therein (9)
4.15	Form of Securities Purchase Agreement dated as of December 19, 2019 by and between Check-Cap Ltd. and the Purchasers named therein
8.1	List of Subsidiaries (10)
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Brightman Almagor Zohar & Co., independent registered public accounting firm

101.INS	XBRL Instant Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBLR Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase
 __________________________________
(1)	Incorporated by reference to the Registration Statement on Form F-1 of the Registrant (File No. 333-201250).
(2)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities Exchange Commission on July 6, 2015.
(3)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on August 12, 2016.
(4)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on June 2, 2017.
(5)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on November 22, 2017.
(6)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on June 24, 2015.
(7)	Incorporated by reference to the Registration Statement on Form F-1/A by the Registrant with the Securities and Exchange Commission on April 25, 2018.
(8)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on May 4, 2018.
(9)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on February 6, 2019.
(10)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on March 15, 2016.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHECK-CAP LTD.

Date: March 6, 2020	By:	/s/ Alex Ovadia
	Name:	Alex Ovadia
	Title:	Chief Executive Officer (Principal Executive Officer)

	By:	/s/ Mira Rosenzweig
	Name:	Mira Rosenzweig
	Title:	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

CHECK CAP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

CHECK CAP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Check-Cap Ltd.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Check-Cap Ltd. and its subsidiary (the "Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the financial statements, the Company's accumulated losses and the additional funds needed to maintain its operations raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle
As discussed in Note 2 to the financial statements, effective January 1, 2019, the Company adopted the FASB’s new standard related to leases using the modified retrospective approach.

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
A Firm in the Deloitte Global Network

Tel Aviv, Israel
March 6, 2020

We have served as the Company's auditor since 2005.

CHECK CAP LTD
CONSOLIDATED BALANCE SHEETS
 (U.S. dollars in thousands, except share and per share data)

		December 31,
	Note	2 0 1 9	2 0 1 8
Assets
Current assets
Cash and cash equivalents		7,685	8,572
Restricted cash	2	350	350
Short-term bank deposit		-	5,643
Prepaid expenses and other current assets	3	400	419
Total current assets		8,435	14,984

Non-current assets
Property and equipment, net	4	540	452
Operating lease assets	5	454	-
Total non-current assets		994	452
Total assets		9,429	15,436

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accruals
Trade		989	1,113
Other		490	214
Other current liabilities		-	35
Employees and payroll accruals	6	1,101	859
Operating lease liabilities- current	5	222	-
Total current liabilities		2,802	2,221

Non-current liabilities
Royalties provision	8A	182	185
Operating lease liabilities- net of current portion	5	211	-
Total non-current liabilities		393	185

Shareholders' equity	10
Share capital, Ordinary shares, 2.4 NIS par value (90,000,000 and 30,000,000 authorized shares as of December 31, 2019 and 2018, respectively; 8,272,908 and 5,330,684 shares issued and outstanding as of December 31, 2019 and 2018, respectively)		5,407	3,456
Additional paid-in capital		77,964	72,888
Accumulated other comprehensive loss		-	(13)
Accumulated deficit		(77,137)	(63,301)
Total shareholders' equity		6,234	13,030

Total liabilities and shareholders' equity		9,429	15,436

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

		Year ended December 31,
	Note	2 0 1 9	2 0 1 8	2 0 1 7

Research and development expenses, net	12	10,474	7,618	6,837
General and administrative expenses	13	3,595	3,445	3,164
Operating loss		14,069	11,063	10,001

Financial income, net	14	233	473	236

Loss before income tax		13,836	10,590	9,765
Taxes on income		-	(1)	6
Net loss		13,836	10,589	9,771
Comprehensive loss:
Net loss		13,836	10,589	9,771
Change in fair value of cash flow hedge		(13)	13	-
Comprehensive loss		13,823	10,602	9,771
Loss per share:
Net loss per ordinary share basic and diluted		1.73	2.61	6.72

Weighted average number of ordinary shares outstanding - basic and diluted	15	7,986,059	4,058,005	1,454,511

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share and per share data)

	Ordinary shares
	Number	Amount	Additional paid-in capital	Other comprehensive loss	Accumulated deficit	Total Shareholders’ equity
Balance as of December 31, 2016	1,267,080	$771	$52,577	$-	$(42,941)	$10,407
Changes during 2017:
Issuance of ordinary shares and warrants in June 2017 registered direct offering, net of issuance expenses (2)	112,460	67	2,282	-	-	2,349
Issuance of ordinary shares and warrants in November 2017 registered direct offering, net of issuance expenses (2)	189,387	114	2,066	-	-	2,180
Exercise of warrants into ordinary shares	35,474	22	(8)	-	-	14
Share-based compensation	1,033	-	726		-	726
Net loss	-	-	-	-	(9,771)	(9,771)
Balance as of December 31, 2017	1,605,434	$974	$57,643	$-	$(52,712)	$5,905
Changes during 2018:
Issuance of ordinary shares in May 2018 public offering, net of issuance expenses (3)	3,669,129	2,444	15,343	-	-	17,787
Exercise of warrants into ordinary shares	56,121	38	(33)	-	-	5
Change in fair values of cash flow hedge	-	-	-	(13)	-	(13)
Share-based compensation	-	-	(65)	-	-	(65)
Net loss	-	-	-	-	(10,589)	(10,589)
Balance as of December 31, 2018	5,330,684	3,456	72,888	(13)	(63,301)	13,030
Changes during 2019:
Issuance of ordinary shares and warrants, in February 2019 registered direct offering , net of issuance expenses (4)	2,906,376	1,927	4,584	-	-	6,511
Exercise of warrants into ordinary shares	734	-	-	-	-	-
Share-based compensation	35,114	24	492			516
Change in fair values of cash flow hedge	-	-	-	13	-	13
Net loss	-	-	-	-	(13,836)	(13,836)
Balance as of December 31, 2019	8,272,908	5,407	77,964	-	(77,137)	6,234

(1) All shares amounts, prior to April 4, 2018, have been retroactively adjusted to reflect a 1-for-12 share reverse split, see Note 1C.
(2) Issuance expenses include certain warrants with a value of $49,229 and $58,298 issued in connection with the June 2017 and November 2017 registered direct offerings, respectively. See Note 10B(2)(i) and 10B(2)(j).
(3) Includes pre-funded warrants to purchase 450,909 ordinary shares at a purchase price of $5.49 per pre-funded warrant, issued in connection with the registered direct offering. See Note 10B(2)(k).
(4) Includes pre-funded units to purchase 1,024,876 ordinary shares at a purchase price of $2.57 per pre-funded unit, issued in connection with the registered direct offering. See Note 10B(2)(l).

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(13,836)	(10,589)	(9,771)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	115	147	157
Share-based compensation	516	(65)	726
Financial expenses (income), net	40	(13)	(1)
Changes in assets and liabilities items:
Decrease (increase) in prepaid and other current assets and non-current assets	(420)	(13)	(164)
Increase (decrease) in trade accounts payable, accruals and other current liabilities	503	416	275
Increase (decrease) in employees and payroll accruals	242	258	(126)
Decrease in royalties provision	(3)	(255)	(82)
Net cash used in operating activities	(12,843)	(10,114)	(8,986)

CASH FLOWS FROM INVESTING ACTIVITIES			.
Purchase of property and equipment	(167)	(94)	(231)
Proceeds from (Investment in) short-term bank and other deposits	5,612	(5,629)	-
Net cash provided by (used in) investing activities	5,445	(5,723)	(231)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of warrants into ordinary shares	-	-	196
Issuance of ordinary shares in the registered direct offerings, net of issuance expenses	6,511	(30)	4,379
Issuance of ordinary shares in the 2018 Public Offering	-	17,792	-
Net cash provided by financing activities	6,511	17,762	4,575

Net increase (decrease) in cash, cash equivalents and restricted cash	(887)	1,925	(4,642)

Cash, cash equivalents and restricted cash at the beginning of the year	8,922	6,997	11,639

Cash, cash equivalents and restricted cash at the end of the year	8,035	8,922	6,997

Supplemental information for Cash Flow:

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7
Supplemental disclosure of non-cash flow information
Cashless exercise of warrants to purchase ordinary shares into ordinary shares	24	33	8
Purchase of property and equipment	32	3	15
Issuance expenses*	-	-	30
Recognition of operating leases and operating lease liabilities from adoption of ASU 2016-02	369	-	-
Right of use asset obtained in exchange for new operating lease	223
Supplemental disclosure of cash flow information
Cash paid for taxes	15	5	3

* Represents warrants issued to placement agent as part of issuance expenses

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 1   -   GENERAL INFORMATION

A.	General

(1)	Check Cap Ltd., (the “Company") was incorporated under the laws of the State of Israel. The registered address of its offices is 29 Abba Hushi Ave, Isfiya 3009000, Israel.

(2)	Check-Cap Ltd has a wholly-owned subsidiary, Check-Cap U.S. Inc., that was incorporated under the laws of the State of Delaware on May 15, 2015.

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

(4)	As described in Notes 10B(2)(b) and 10B(2)(d), on February 24, 2015, the Company consummated an Initial Public Offering in the United States (U.S.) (the "IPO") concurrently with a private placement.

On August 11, 2016, the Company consummated a registered direct offering of ordinary shares and pre-funded warrants. See Note 10B(2)(h).

On June 2, 2017, the Company consummated a registered direct offering of ordinary shares and a simultaneous private placement of warrants. See Note 10B(2)(i).

On November 22, 2017, the Company consummated a registered direct offering of ordinary shares and a simultaneous private placement of warrants. See Note 10B(2)(j).

On May 8, 2018, the Company consummated an underwritten public offering of ordinary shares, pre-funded warrants and Series C warrants. See Note 10B(2)(k).

On February 6, 2019, the Company consummated a registered direct offering of ordinary shares and warrants. See Note 10B(2)(l).

On December 19, 2019, the Company entered into definitive agreements with certain investors to sell an aggregate of 2,720,178 ordinary shares at a purchase price of $1.75 per share in a private placement, resulting in gross proceeds of approximately $4,760.  The private placement was subject to customary closing conditions. The closing of the transaction occurred in February 2020.

The Company's ordinary shares and Series C Warrants are listed on the NASDAQ Capital Market under the symbols "CHEK" and CHEKZ” respectively.

The Series A Warrants are expiring on February 24, 2020; and their listing will be suspended on February 28, 2020.

The consolidated financial statements of the Company as of and for the year ended December 31, 2019 include the financial statements of the Company and its wholly-owned U.S. subsidiary.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 1   -   GENERAL INFORMATION

B.
Going concern and management plans

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, recruiting management and technical staff, acquiring assets and raising capital. The Company is still in its development and clinical stage and has not yet generated revenues. The extent of the Company's future operating losses and the timing of becoming profitable are uncertain. The Company has incurred losses of approximately $13,800 and $10,600 for the years ended December 31, 2019 and 2018, respectively. As of December 31, 2019, the Company's accumulated deficit was approximately $77,100. The Company has funded its operations to date primarily through equity financing and through grants from the Israel Innovation Authority of the Ministry of Economy and Industry (the "IIA") (formerly the Office of the Chief Scientist of the Ministry of Economy and Industry (the "OCS”)).

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

On December 19, 2019, the Company entered into definitive agreements with certain investors to sell an aggregate of 2,720,178 ordinary shares at a purchase price of $1.75 per share in a private placement, resulting in gross proceeds of approximately $4,760.  The private placement was subject to customary closing conditions. The closing of the transaction occurred in February 2020.

The Company believes that current cash on hand will be sufficient to fund operations into July 2020.

Management expects that the Company will continue to generate losses from the development, clinical development and regulatory activities of the C-Scan system, which will result in negative cash flow from operating activity. This has led management to conclude that substantial doubt about the Company's ability to continue as a going concern exists. In the event the Company is unable to successfully raise additional capital during or before the end of the first half of 2020, the Company will not have sufficient cash flows and liquidity to finance its business operations as currently contemplated. Accordingly, in such circumstances, the Company would be compelled to immediately reduce general and administrative expenses and scale down research and development projects and clinical trials, until it is able to obtain sufficient financing. If such sufficient financing is not received timely, the Company would then need to pursue a plan to license or sell its assets, seek to be acquired by another entity, cease operations and/or seek bankruptcy protection. The Company's consolidated financial statements do not reflect any adjustments that might result from the outcome of this uncertainty.

C.
Reverse share splits

Effective April 4, 2018, the Company's Board of Directors effected a reverse share split of 1-for-12 (i.e. 12 ordinary shares were combined into one ordinary share) (“Reverse Share Split”), in accordance with the approval of the Company's shareholders at an extraordinary general meeting of shareholders held on April 2, 2018. All references in the consolidated financial statements and notes thereto regarding the number of shares, price per share and weighted average number of shares outstanding of the Company’s ordinary shares prior to the Reverse Share Split have been adjusted to reflect the Reverse Share Split on a retroactive basis unless otherwise noted.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2   -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company`s consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

A.
Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

B.
Principles of consolidation

The Company's consolidated financial statements include the financial statements of Check-Cap Ltd. and its wholly-owned subsidiary, Check-Cap U.S., Inc. The Company's consolidated financial statements are presented after elimination of inter-company transactions and balances.

C.
Financial statements in U.S. dollars

The Company has not yet generated revenues and the majority of its expenses are in U.S. dollars (dollar or USD) or NIS.

The financial statements are presented in dollars, which is the functional currency of the Company. In management's judgment, setting the dollar as the Company's functional currency, is based mainly on the following criteria: the Company's budget and other Company internal reports, including reports to the Company's Board of Directors and investors, are presented in dollars. Management uses these reports in order to make decisions for the Company. All of the Company's equity and debt financings have been in dollars; and it is expected that a significant portion of the Company's future revenues will be in dollars.

Transactions and balances denominated in dollars are presented at their original amounts. Non‑dollar transactions and balances have been re-measured to dollars in accordance with the provisions of ASC 830-10 "Foreign Currency Translation". All transaction gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

D.
Cash and cash equivalents

Cash and cash equivalents include cash in hand, short–term deposits in banks and short-term, highly liquid investments with an original maturity of up to three months, with a high level of liquidity that may be easily converted to known amounts of cash, and that are exposed to insignificant risk of change in value.

E.
Short-term bank deposit

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The short–term bank deposits are presented at their cost, including accrued interest, which approximates fair value.

F.
Cash flow hedges

As a matter of policy, the Company uses derivatives for risk management purposes and does not use derivatives for speculative purposes. From time to time, the Company may enter into foreign currency zero-cost collars or minimal cost collars contracts to hedge foreign currency cash flow transactions. For cash flow hedges during 2018, unrealized gain or loss is recorded in other comprehensive income (loss) until hedged item affects earnings. All of the Company’s hedges that were designated as hedges for accounting purposes were highly effective; therefore, no notable amounts of hedge ineffectiveness were recorded in the Company’s Consolidated Statements of Operations for either the settlement of cash flow hedges or the outstanding hedged balance.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2   -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Cash flow hedges (cont.)

As of December 31, 2019 and 2018, the Company had outstanding foreign exchange collars in the notional amount of approximately $1,800 and $2,100, respectively. These options were set for a period of up to six months. The Company measured the fair value of the options in accordance with provisions of ASC No. 820 (classified as level 2 of the fair value hierarchy). The fair value of the Company’s outstanding collars at December 31, 2019 and 2018 amounted to an asset, net of $6 and liability, net of $15, respectively and is included in other current assets and other current liabilities on the balance sheets.

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

H.
Impairment of long-lived assets

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360-10 "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets (or asset group) to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2019, 2018 and 2017, no impairment losses were recorded.

I.
Research and development costs

Research and development costs are expensed as incurred and consist primarily of costs for personnel, subcontractors and consultants (mainly in connection with clinical trials) and materials for research and development and clinical activities. Grants received by the Company from the IIA and from Israel-United States Binational Industrial Research and Development Foundation (the "BIRD Foundation") are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and applied as a deduction from research and development expenses. Such grants are included as a deduction of research and development costs.

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

With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2019, and 2018, the Company is not a party to any ligation that could have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

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

The Company selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for its share-based awards. The option-pricing model requires a number of assumptions, of which the most significant are the fair market value of the underlying ordinary shares, expected share price volatility and the expected option term. In the year ended December 31, 2019 and 2018, expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected term of the options.

In the year ended December 31, 2017, expected volatility was calculated based on certain peer companies that the Company considered to be comparable.

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

Accounting Standards Update (ASU) 2018-07, “Compensation—Stock Compensation (Topic 718) Improvements to Nonemployee Share-Based Payment Accounting” was issued by the Financial Accounting Standards Board (FASB) in June 2018. The purpose of this amendment is to address aspects of the accounting for nonemployee share-based payment transactions. The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The Company adopted this ASU 2018-07 effective January 1, 2019. The adoption of this ASU 2018-07 did not have material impact on the Company's consolidated results of operations, financial position or disclosures.

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

In accordance with ASC 740, the Company reflects in the financial statements the benefit of positions taken in a previously filed tax return or expected to be taken in a future tax return only when it is considered 'more-likely-than-not' that the position taken will be sustained by a taxing authority. As of December 31, 2019 and 2018, the Company had no unrecognized income tax positions, and, accordingly, there is no impact on the Company's effective income tax rate associated with these items.

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

N.
Comprehensive loss

The Company accounts for comprehensive income in accordance with ASC No. 220, “Comprehensive Income”. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company’s comprehensive loss consists of net loss and unrealized gain or loss on the effective portion of cash flow hedges during the period ended December 31, 2018. These amounts are carried in accumulated other comprehensive loss on the consolidated statements of comprehensive income and are presented net of taxes.

O.	Restricted Cash

The Company has granted a pledge in favor of Bank Leumi Le-Israel B.M in the amount of $350 to secure certain payment obligations of the Company in connection with hedge transactions. This amount was classified as restricted cash balance as of December 31, 2019 and 2018.

In January 2018, the Company adopted new guidance from the FASB that clarified how entities should classify certain cash receipts and cash payments on the statement of cash flows. As a result, the restricted cash balance that existed in prior periods is included as a component of cash and cash equivalents and restricted cash on the statement of cash flows in the relevant periods presented.

	2 0 1 9	2 0 1 8	2 0 1 7

Cash and Cash equivalents	7,685	8,572	6,997
Restricted cash included current assets	350	350	-
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	8,035	8,922	6,997

P.
Leases

ASU 2016-02, “Leases (Topic 842)” was issued by the FASB in February 2016. The Company adopted this ASU 2016-02 effective January 1, 2019 using the modified retrospective application, applying the new standard to leases in place as of the adoption date. Prior periods have not been adjusted. Leases existing for the reporting period beginning January 1, 2019 are presented under ASU 2016-02.

Arrangements that are determined to be leases at inception are recognized as long-term operating lease assets and lease liabilities in the consolidated balance sheet at lease commencement. Operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at commencement date. As the Company’s leases do not provide an implicit rate, the Company applies its incremental borrowing rate based on the economic environment at the commencement date in determining the present value of future lease payments. Lease terms may include options to extend the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases or payments are recognized on a straight-line basis over the lease term.

The Company elected to adopt a package of practical expedients offered by the FASB which removes the requirement to reassess whether expired or existing contracts contain leases and removes the requirement to reassess the lease classification for any existing leases prior to the adoption date of January 1, 2019. The Company has also elected the practical expedient to include both lease and non-lease components as a single component and account for it as a lease. Additionally, the Company has made a policy election not to capitalize leases with a term of 12 months or less.

In accordance with ASC 360-10, management reviews operating lease assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on estimated future undiscounted cash flows. If so indicated, an impairment loss would be recognized for the difference between the carrying amount of the asset and its fair value.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2   -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.
New accounting pronouncements

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments – Credit Losses” to improve information on credit losses for financial assets and net investment in leases that are not accounted for at fair value through net income. The ASU replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses. This ASU 2016-13 is effective for the Company in the first quarter of 2020, with early adoption permitted. The Company does not expect that this standard will have a material effect on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Changes to Disclosure Requirements for Fair Value Measurements”, which will improve the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies and adds certain disclosure requirements, and is effective for the Company beginning on January 1, 2020. The Company does not expect that this standard will have a material effect on the Company’s consolidated financial statements.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 3   -   PREPAID EXPENSES AND OTHER CURRENT ASSETS

Composition:

	December 31,
	2 0 1 9	2 0 1 8

Government institutions	157	178
Prepaid expenses	200	206
Deposits	11	34
Other assets	32	1
	400	419

NOTE 4   -   PROPERTY AND EQUIPMENT, NET

Composition:

	December 31,
	2 0 1 9	2 0 1 8
Cost:
Office furniture and equipment	213	186
Laboratory equipment	759	644
Computers and auxiliary equipment	420	388
	1,392	1,218
Accumulated depreciation	852	766
Property and equipment, net	540	452

Depreciation expenses amounted to $115, $147 and $157 for the years ended December 31, 2019, 2018 and 2017, respectively.

NOTE 5   -   LEASES

On January 1, 2019, the Company adopted ASU 2016-02, using the modified retrospective approach for all lease arrangements at the beginning period of adoption. Leases existing for the reporting period beginning January 1, 2019 are presented under ASU 2016-02.

The Company leases, approximately 900 square meters at a facility located in Isfiya, Israel under an operating lease agreement expiring on May 31, 2022. In addition, the Company leases vehicles under various operating lease agreements.

At December 31, 2019, the Company’s operating lease assets and lease liabilities (both the current and non-current portion) for operating leases totaled $454 and $433, respectively. The impact of adopting the new lease standard was not material to the Company’s consolidated statement of operations for the periods presented.

Supplemental cash flow information related to operating leases was as follows:

Year Ended December 31, 2019
Cash payments for operating leases	$198

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 5   -   LEASES (Cont.)

The Company uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable. As of December 31, 2019, our operating leases had a weighted average remaining lease term of 2.2 years and a weighted average borrowing rate of 5%. Upon adoption of ASC 842, discount rates for existing operating leases were established as of January 1, 2019.  Future lease payments under operating leases as of December 31, 2019 were as follows:

Operating Leases

2020	$220
2021	181
2022	57
Total future lease payments	458
Less imputed interest	(25)
Total lease liability balance	$433

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 6   -   EMPLOYEE BENEFITS AND PAYROLL ACCRUALS

A.	Composition:

	December 31,
	2 0 1 9	2 0 1 8
Short-term employee benefits:
Benefits for vacation and recreation pay	193	162
Liability for payroll, bonuses and wages	908	697
	1,101	859

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

The employee may use vacation days based on his or her needs and with the Company's consent, and accrue the remainder of unused vacation days, subject to the provision of the Vacation Law. The vacation days utilized first are those credited for the current year and subsequently from any balance transferred from the prior year (on a "LIFO" basis). An employee who ceased working before utilizing the balance of vacation days accrued is entitled to payment for the balance of unutilized vacation days.

(2)	Related parties For information regarding short-term employee liabilities given to related parties, see Note 16.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 7   -   INCOME TAXES

A.	The Company Check-Cap Ltd. is taxed according to Israeli tax laws:

1.	Corporate tax rates in Israel The Israeli corporate tax rate was 24% in year 2017 and 23% in years 2018, 2019 and onwards.

2.
The Law for the Encouragement of Capital Investments, 1959 (the "Investments Law")

Under the Investments Law, including Amendment No. 60 to the Investments Law as published in April 2005, by virtue of the "Approved Enterprise" or "Benefited Enterprise" status, the Company is entitled to various tax benefits as follows:

a)
Reduced tax rates

The Company has one Benefited Enterprise program under the Investments Law, which entitles it to certain tax benefits with respect to income to be derived from the Company's Benefited Enterprise. During the benefits period, taxable income from its Benefited Enterprise program (once generated) will be tax exempt for a period of ten years commencing with the year the Company will first earn taxable income relating to such enterprise. The Company chose 2010 as the year of election (the "Year of Election"). Due to the location of the Company's offices, the Company believes it is entitled to a 10 year benefit period, subject to a 14 year limitation from the Year of Election, and therefore, the tax benefit period will, in any event, end in 2023.

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

The benefits granted to the Benefited Enterprises will be unlimited in time, unlike the benefits granted to special Benefited Enterprises, which will be limited for a 10 year period. The benefits shall be granted to companies that will qualify under criteria set forth in the law; for the most part, those criteria are similar to the criteria that were set forth in the Investments Law prior to its amendment.

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

c)
Amendment of the Law for the Encouragement of Capital Investments, 1959 (Cont.)

On December 22, 2016, the Knesset approved the 2017-2018 State budget, which includes amendment number 73 to the law for the Encouragement of Capital Investments. The amendment includes:

Adoption of tax benefits for high-tech preferred enterprises, based on the provisions and rules adopted by the Organization for Cooperation and Economic Development, creating new tax tracks of 7.5% for Development Area A and 12% for the rest of the country.

Reduction of corporate tax rate for all preferred enterprises from 9% to 7.5%.

Lowering the threshold for the conditions that were previously set in order to enter the track of a "special preferred enterprise" for very big enterprises entitled to a reduced tax rate of 5% in Area A or 8% in the rest of the country.

Updating the definitions of preferred income, preferred enterprise, etc.

In accordance with the Income Tax Ordinance, as of December 31, 2019, all of Check-Cap Ltd.'s tax assessments through tax year 2014 are considered final.

B.
Check-Cap U.S. Inc.

Check-Cap U.S. Inc. is taxed according to U.S. tax laws at a rate of 21%.

Check-Cap U.S. Inc. did not have any net operating loss or “NOL” carry-forwards as of December 31, 2019 and 2018.

In December 2017, the Tax Cut and Jobs Act (the “Act”) was signed into law, which enacted significant changes to U.S. federal corporate tax and related laws. Some of the provisions of the Act affecting corporations include, but are not limited to: (i) a reduction of the U.S. federal corporate income tax rate from 35% to 21%; (ii) limiting the interest expense deduction; (iii) expensing of cost of acquired qualified property; and (iv) elimination of the domestic production activities deduction. The Act did not have an impact on the financial results and position of the Company.

C.
Deferred income taxes

In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. Based on the Company's history of losses, the Company established a full valuation allowance on its net-operating loss carryforwards.

	December 31,
	2 0 1 9	2 0 1 8

Carry-forward tax losses	16,519	12,525
Less valuation allowance	(16,519)	(12,525)
	-	-

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 7   -   INCOME TAXES (Cont.)

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

The Company has a liability to pay royalties for the development of an ASIC component which is used as an amplifier for the capture of signals at low frequencies from X-ray detectors contained in the capsule. The institution that developed the ASIC is entitled to receive royalties from the Company in the amount of €0.5 ($0.56) for every ASIC component that the Company will sell, capped at €200 (approximately $224). This royalty is considered as a liability.

The royalty liability is calculated based on estimated future sales generated by products which include the ASIC component. As of December 31, 2019, the Company believes that it will be required to pay the above mentioned royalties, and accordingly, recorded, as of December 31, 2019, a provision in a total amount of $129.

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

As a part of the reorganization, the Company committed to reimburse the unit holders of the Predecessor Entity for any tax burdens that may be imposed on them due to the reorganization. The reimbursement liability is calculated assuming deemed royalties are paid to the U.S. unit holders of Check-Cap LLC under Section 367(d) of the Code, and is based in part on the Company’s forecasted sales with a cap calculated as the fair value of the share as determined at the date of the financial statements. The reimbursement liability is calculated by multiplying the estimated tax rate by the lowest of: (1) expected cash outflows discounted using a discount factor commensurate with the risk of the Company, and (2) value of the shares held by U.S. unit holders of the Predecessor Entity as of December 31, 2019 multiplied by $1.72, the last reported sale price per share of the Company’s ordinary shares on the Nasdaq Capital Market on December 31, 2019. Any updates in the contingent liability will be charged to earnings. As of December 31, 2019, the balance of the reimbursement liability totaled $53.

	December 31,
	2 0 1 9	2 0 1 8

Royalties to an ASIC designer	129	120
Reimbursement liability to Predecessor Entity's unit holders	53	65
	182	185

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 8   -   COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.	Commitments

(1)	Royalties

The Company's research and development efforts are financed, in part, through funding from the IIA (formerly the OCS) and the BIRD Foundation. Since the Company's inception through December 31, 2019, the Company received funding from the IIA and the BIRD Foundation in the total amount of approximately $5,300 and $115, respectively.

According to the terms of applicable law as currently in effect and the grants, the IIA is entitled to royalties equal to 3-5% (or at an increased rate under certain circumstances) of the revenues from sales of products and services based on technology developed using IIA grants, up to the full principal amount (which may be increased under certain circumstances) of the U.S. Dollar-linked value of the grants, plus interest at the rate of 12-month LIBOR. The obligation to pay these royalties is contingent on actual sales of the applicable products and services and in the absence of such sales, no payment is required. As of December 31, 2019, the Company had not paid any royalties to the IIA and had a contingent obligation to the IIA in the amount of approximately $5,700.

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

As of December 31, 2019, the Company, together with Synergy, had received funding from the BIRD Foundation in the aggregate amount of approximately $127. Based on the aggregate expenses that the Company incurred for such project, it refunded to the BIRD Foundation an amount of approximately $13. The Company will not be receiving additional funding from the BIRD Foundation for the project, which is no longer active. As of December 31, 2019, the Company had not paid any royalties to the BIRD Foundation and had a contingent obligation to the BIRD foundation in the amount of $180.

(2)
Rental agreement

The Company leases approximately 900 square meters at a facility located in Isfiya, Israel under a lease agreement expiring on May 31, 2022. The Company has the right to terminate the agreement at any time, with 60 days prior written notice. Monthly rental expenses is $8. See also Note 5.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 8   -   COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.	Commitments (Cont.)
(3)
Vehicle lease and maintenance agreements

The Company entered into several 32-36 months lease and maintenance agreements for vehicles, which are regularly amended as new vehicles are leased. The current monthly lease fees are approximately $14. See also Note 5.

C.	Legal As of the date of the financial statements, the Company has not been and is not a party to any pending litigation.

NOTE 9  -   FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Company measures its money market funds and foreign currency derivative contracts at fair value. Money market funds are classified within Level 1. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2019
	Fair value measurements using input type
	Level 1	Level 2	Total
Cash and cash equivalents:
Money market funds	$2,650		$2,650
Other current assets:
Foreign currency derivative instruments		$6	$6
Total financial assets	$2,650	$6	$2,656

	December 31, 2018
	Fair value measurements using input type
	Level 1	Level 2	Total
Cash and cash equivalents:
Money market funds	$4,307		$4,307
Other current liabilities:
Foreign currency derivative instruments		$(15)	$(15)
Total financial assets (Liabilities)	$4,307	$(15)	$4,292

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10 -  SHAREHOLDERS' EQUITY

A.	All share and per share amounts in the financial statements , prior to April 4, 2018 , have been adjusted to reflect the Reverse Share Split. See Note 1C.

B.	Ordinary shares

1.
The ordinary shares provide their owners with rights to receive dividends in cash and shares, and rights to participate at the time of distributing liquidation dividends. Additionally, the ordinary shareholders have the right to vote at shareholder meetings in a manner that each share provides one voting right to its holder.

2.	Changes in ordinary share capital

a)    On May 11, 2010, the Company issued, free of charge, to all of its shareholders (except for certain ordinary shareholders), warrants to purchase an aggregate of 32,174 ordinary shares (hereafter- "Anti-dilution Warrants"). The Anti-dilution Warrants were issued in order to prevent the dilution of the holdings of such Company shareholders due to certain options granted to the then Company's CEO (hereafter- "CEO options"). The Anti-dilution Warrants were subject to automatic exercise, without consideration (unless the holder thereof objected to such exercise), upon the exercise by the Company's CEO of the CEO Options. The fair value of the Anti-dilution Warrants on the grant date was immaterial. Anti-dilution warrants to purchase 734 and 7,724 ordinary shares were exercised during the years ended December 31, 2019 and 2018, respectively. No such warrants were exercised during the year ended December 31, 2017. As of December 31, 2019, Anti-dilution Warrants to purchase 6,512 ordinary shares were outstanding.

b)    On February 24, 2015, the Company consummated an IPO in the U.S. of 166,667 units at a public offering price of $72 per unit, before underwriting discounts and offering expenses. Each unit consisted of one ordinary share and one-half of a Series A Warrant to purchase one ordinary share. Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants. Each whole Series A Warrant entitles the holder to purchase one ordinary share at an exercise price of $90. Upon vesting, each Long Term Incentive Warrant entitles the holder to purchase one ordinary share at an exercise price of $82.80. The Series A Warrants expired on February 24, 2020.

The Company granted the underwriters a 45-day over-allotment option to purchase up to 25,000 additional units (together with an accompanying 37,500 Long Term Incentive Warrants). The option to purchase additional 8,334 units was partially exercised on March 6, 2015. The units were separated into one ordinary share and one-half of a Series A Warrant to purchase one ordinary share on March 18, 2015, and the units ceased to exist as of such date. On April 6, 2015, the option to purchase an additional 12,500 ordinary shares and 6,250 Series A Warrants was partially exercised. The Company received net proceeds from the IPO and partial exercise of the over-allotment option of approximately $10,800 (net of issuance cost of approximately $2,900, including certain warrants with a value of $196 issued in connection with the IPO).

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

d)   On August 20, 2014, the Company entered into a certain credit line agreement, pursuant to which it obtained a credit line in an aggregate principal amount of $12,000 from certain lenders and existing shareholders (the "Lenders").  The credit line amount was deposited in an escrow account at the closing, which was consummated on October 14, 2014. The Company issued to each Lender at closing a warrant (collectively, the "Credit Line Warrants"), to purchase a number of the Company's ordinary shares constituting 2% of its share capital on a fully diluted basis (assuming conversion of all of the Company's convertible securities into ordinary shares at a 1:1 conversion rate) as of the closing for each $1,000 (or portion thereof) extended by such Lender.  The Company issued Credit Line Warrants ("CLA Warrants") to purchase in the aggregate 221,556 of its ordinary shares.  The CLA Warrants are exercisable for a period of ten years at an exercise price of NIS 2.40 per share, and may be exercised on a net issuance basis.

Under the terms of the credit line agreement, the Company directed that the entire credit line amount (that was in escrow) be invested in the Private Placement, consummated simultaneously with the consummation of the IPO on February 24, 2015. The Company issued to the Lenders 166,667 units at a price of $72 per unit, before issuance cost. Each unit consisted of one ordinary share and one-half of a Series A Warrant to purchase one ordinary share. Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants. Each whole Series A Warrant entitled the holder to purchase one ordinary share at an exercise price of $90. Upon vesting, each Long Term Incentive Warrant entitled the holder to purchase one ordinary share at an exercise price of $82.80. The Company received net proceeds from the Private Placement of approximately $10,900 (net of issuance cost of approximately $1,200, including certain warrants with a value of $125 issued in connection with the Private Placement). The Series A Warrants expired on February 24, 2020.

e)    During the years ended December 31, 2018 and 2017, certain Private Placement investors exercised CLA Warrants to purchase an aggregate 22,501 and 9,912 ordinary shares, respectively, on a cashless basis, which resulted in the expiration of 5,192, and 243 CLA Warrants, respectively. No CLA Warrants were exercised during the year ended December 31, 2019. As of December 31, 2019, and 2018, CLA Warrants to purchase 7,389 ordinary shares were outstanding.

f)    Upon the closing of the IPO, the Company issued warrants to purchase 8,334 ordinary shares at an exercise price of $90 to the IPO lead underwriter and warrants to purchase 1,250 ordinary shares at an exercise price of $60.72 to the Company's U.S. legal counsel.

g)    On June 24, 2015, the Company entered into Amendment No. 1 to the Warrant Agreement, dated June 24, 2015, between the Company and American Stock Transfer & Trust Company LLC, as Warrant Agent, to extend the Registration Due Date to the date which is 180 days following the date of closing of the Company's initial public offering (i.e., August 23, 2015) in order to allow the shareholders who were the original purchasers of IPO Units additional time to become the direct registered owners of the ordinary shares underlying the IPO Units. As of December 31, 2019 and December 31, 2018, Long Term Incentive Warrants to purchase 378,047 ordinary shares were outstanding.

h)    On August 11, 2016, the Company consummated a registered direct offering of 53,635 ordinary shares at a price of $22.80 per share and pre-funded warrants to purchase 209,524 ordinary shares at a purchase price of $22.20 per pre-funded warrant. The pre-funded warrants have an exercise price of $0.60 per share, subject to certain adjustments and will expire on August 11, 2023, unless otherwise extended in accordance with the terms of the pre-funded warrants.  The Company received gross proceeds from the August registered direct offering of approximately $5,900 (including proceeds from the exercise of 47,917 pre-funded warrants at the closing of the offering).

On January 23, 2017, the remaining pre-funded warrants to purchase 24,167 ordinary shares were exercised, for additional proceeds of approximately $14,500.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10   -   SHAREHOLDERS' EQUITY (Cont.)

B.	Ordinary shares (Cont.) 2. Changes in ordinary share capital (Cont.)

i)
On June 2, 2017, the Company consummated a registered direct offering of 112,460 ordinary shares at a price of $24.00 per share and a simultaneous private placement of one-year warrants to purchase 112,460 ordinary shares at an exercise price of $25.50 per share immediately exercisable. The Company received gross proceeds from the June registered direct offering of approximately $2,690. All the warrants issued in this offering were outstanding. On June 2, 2018, all of the warrants issued in this offering expired.

j)
On November 22, 2017, the Company consummated a registered direct offering of 189,387 ordinary shares at a price of $13.20 per share and a simultaneous private placement of five-year warrants to purchase 142,042 ordinary shares at an exercise price of $15 per share immediately exercisable. The Company received gross proceeds from the November registered direct offering of approximately $2,500. On April 25, 2018, 56,812 of these warrants were cashless exercised into 13,574 ordinary shares. As of December 31, 2019, warrants to purchase 85,228 ordinary shares were outstanding.

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

The Company received gross proceeds from the 2018 Public Offering and exercise in full of the over-allotment option of approximately $20,200 (before deducting underwriting discounts and commissions and other offering fees and expenses). During May 2018, the 450,909 pre-funded units were exercised in full in consideration of additional gross proceeds of approximately $4,500.

l)
On February 6, 2019, the Company issued 1,881,500 units, at a purchase price of $2.58 per unit, and 1,024,876 pre-funded units, at a purchase price of $2.57 per pre-funded unit, in a registered direct offering. Each unit consisted of one ordinary share of the Company and one Series D Warrant to purchase 0.5 ordinary share of the Company. Each pre-funded unit consisted of one pre-funded warrant to purchase one ordinary share and one Series D Warrant to purchase 0.5 ordinary share. The exercise price of each pre-funded warrant included in the pre-funded unit was $0.01 per share. The Series D Warrants have an exercise price of $2.58 per ordinary share and are immediately exercisable and will expire on the fifth anniversary of the original issuance date. The Company received gross proceeds from the February 2019 registered direct offering of approximately $7,500 (including proceeds from the exercise of 1,024,876 pre-funded warrants), or approximately $6,500, net of issuance expenses in the amount of $987.

m)
On December 19, 2019, the Company entered into definitive agreements with certain investors to sell an aggregate of 2,720,178 ordinary shares at a purchase price of $1.75 per share in a private placement, resulting in gross proceeds of approximately $4,760.  The private placement was subject to customary closing conditions. The closing of the transaction occurred in February 2020.

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

3.	On July 30, 2018, the Company's Board of Directors resolved to increase the number of ordinary shares of the Company's reserved for issuance under the 2015 Plan by 870,261 shares to 1,205,594 shares.

4.	As of December 31, 2019, the available number of ordinary shares of the Company's reserved for future awards under the 2015 Plan is 344,688 shares.

B.
Details of share-based grants made by the Company

The following tables presents the grant dates, number of underlying shares and related exercise prices of awards granted to employees and non-employees during the years 2019, 2018 and 2017 as well as the estimated fair value of the underlying ordinary shares on the grant date:

Options:

Grant date	No. of options	Expiration date	Exercise price	Fair value on grant date	Share based expenses (1) $ in thousands	Vesting terms
February 27, 2017	1,964	February 27, 2027	$27.96	$14.40	$28	(2)
May 9, 2017	1,580	May 9, 2027	$25.86	$12.96	$20	(2)
June 22, 2017 (4)	5,041	June 22, 2027	$22.32	$12.60	$64	(3)
August 3, 2017	404	August 3, 2027	$22.36	$12.36	$5	(2)
November 2, 2017	853	November 2, 2027	$20.76	$8.16	$7	(2)
February 13, 2018	4,584	February 13, 2028	$10.44	$4.95	$23	(2)
July 30, 2018 (6)	231,819	July 30, 2028	$3.92	$2.61	$605	(5)
September 20, 2018 (4)	37,039	September 20, 2028	$3.92	$2.96	$110	(5)
November 1, 2018	44,450	November 1, 2028	$3.81	$3.23	$144	(5)
May 6, 2019 (9)	20,814	May 6, 2029	$2.68	$2.01	$42	(5)
August 5, 2019 (9)	30,338	August 5, 2029	$2.15	$1.48	$45	(5)
November 4, 2019 (9)	22,930	November 4, 2029	$1.85	$1.37	$31	(5)
December 12, 2019 (10)	129,639	December 12, 2029	$1.93	$1.14	$148	(5)

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11 -  SHARE-BASED COMPENSATION (Cont.)

B.	Details of share-based grants made by the Company (Cont.) RSUs:

Grant date	No. of RSUs and PSUs	Expiration date	Fair value on grant date	Share based expenses (1)	Vesting terms
February 27, 2017	7,457	February 27, 2027	$2.20	$197	(2)
June 22, 2017 (7)	17,448	June 22, 2027	$1.88	$393	(7)
August 3, 2017 (8)	24,951	August 3, 2027	$1.84	$551	(8)
July 30, 2018 (6)	79,844	July 30, 2028	$3.24	$251	(5)
September 20, 2018 (4)	15,875	September 20, 2028	$3.65	$58	(5)
December 12, 2019 (10)	55,560	December 12, 2029	$1.52	$84	(5)

1.	Share based expenses are based on their fair value on grant date. The amount is charged to the statement of operations over the vesting periods.

2.
The options vest over a period of four years commencing on the date of grant, such that 25% of the options vested on the first anniversary of the date of grant and, thereafter, the remaining options vest in quarterly installments.

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

7.
On June 22, 2017, the Company's shareholders approved the award of 11,302 and 6,146 RSUs to Mr. Densel, who served as the Company’s CEO at such time, and to certain members of the Company's Board of Directors, respectively. The terms of the RSUs awarded to the Company’s former CEO provided that they shall vest over a period of four years commencing on the date of grant, such that 25% of the RSUs shall vest on the first anniversary of the date of grant and thereafter, the remaining RSUs will vest in quarterly installments.  On February 26, 2018, upon the termination of the employment of Mr. Densel, the Company’s former CEO, options to purchase  49,965ordinary shares and 11,302 RSUs were forfeited which resulted in share-based compensation income of approximately $587 for expenses previously recognized for unvested options and RSUs.

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

8.
On August 3, 2017, the Company's Board of Directors approved the award of 24,951 Performance Stock Units (“PSUs”) to certain of the Company's employees. The PSUs shall vest based on four pre-determined milestones, of which the first milestone (15%) in 2017, the second and third milestones in 2018 (22.5% each) and the fourth milestone in 2019 (40%). The compensation expense was based on the fair value on the grant date, and was estimated at approximately $551. No expenses were recorded during the years ended December 31, 2019, 2018 and 2017 as the Company did not achieve the pre-determined milestones for these years.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11  -  SHARE-BASED COMPENSATION (Cont.)

B.	Details of share-based grants made by the Company (Cont.)

9.	Of the 20,814, 30,338 and 22,930 options, 10,230, 10230 and 10,230 options, respectively, were issued to certain of the Company’s officers. The remaining options were issued to certain employees.
10.
On December 12, 2019, the Company's shareholders approved the award of 92,599 options and 39,685 performance based RSUs to the Company’s CEO and 37,040 options and 15,875 performance based RSUs to certain members of the Company's Board of Directors, respectively. The options shall vest over a period of three years commencing on their date of grant, such that 33.33% of the options shall vest on the first anniversary of the date of grant and an additional 8.33% will vest at the end of each subsequent three-month period thereafter, subject to each of the Company’s CEO and the member of the Board of Directors continuing service with the Company on each applicable vesting date. The exercise price of the options shall be equal to the average closing price of our ordinary shares on the Nasdaq Capital Market during the 30 trading days prior to the approval of the grant of the award by the shareholders, plus a 25% premium of $1.93.

The performance-based RSUs will vest over a period of three years commencing on January 1, 2020, in three equal tranches, and is subject to the achievement of Performance Targets. At least 60% of the Performance Targets for any calendar year must be met to be entitled to the tranche with respect to such calendar year, and once met, the applicable tranche will vest in full. Each of the Company’s CEO and the members of the Board of Directors must be serving as the Company CEO and members of the Board of Directors, respectively, on the date of the filing of our annual financial statements for each calendar year during the three year vesting period to be entitled to the performance based RSU tranche for any such calendar year. The vesting conditions for the performance-based RSUs with respect to the Performance Targets will include a mechanism for deferring vesting to the following years in the event of a failure to fulfill the criteria for any calendar year, provided that the cumulative average achievement criteria of the Performance Targets during the vesting period is met.

The compensation expense was based on the fair value on the grant date, and was estimated at approximately $166 and $66 for the options and performance based RSUs granted to the Company’s CEO and to certain members of the Company's Board of Directors, respectively. These amounts are charged to the statement of operations over the vesting periods of which $5 was recorded to general and administrative expenses in the year ended December 31, 2019.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11  -  SHARE-BASED COMPENSATION (Cont.)

C.	Options Fair Value The parameters which were used in applying the model are as follows:

	For the year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7
Expected volatility (1)	98%-103%	104%-108%	58%-60%
Risk-free rate	1.59-2.30%	2.67-3.15%	1.9%-2.2%
Dividend yield	0%	0%	0%
Expected term (in years)	5.88	5.5-7	5.5-7
Share price	$1.52 - $2.52	$3.24 - $9.07	$15.96-$26.40

(1)      In the years ended December 31, 2019 and 2018, expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected term of the options. In the year ended December 31, 2017, due to lack of history of trading, expected volatility was calculated based on certain peer companies that the Company considered to be comparable.

D.	Effect of share-based compensation transactions on the Company's statements of operations

	For the year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7

Research and development, net	421	234	116
General and administrative, net*	95	(299)	610
Total	516	(65)	726

* The income recorded during 2018 is mainly due to the forfeiture of the former CEO's unvested options and RSUs.

E.	A summary of the Company's option activity related to options granted to employees, service providers and directors, and related information under the 2006 Plan and the 2015 Plan is as follows:

		Year ended December 31, 2019
	Number	Weighted average of exercise price (in $)	Weighted average remaining contractual life (in years)	Aggregate intrinsic value ($ in thousands)(2)
Options outstanding at beginning of year	422,784	15.54	8.60	-
Options granted	203,721	2.03
Options forfeited	(79,183)	12.17
Options outstanding at end of year	547,322	10.24	8.30	-

Options exercisable at end of year	194,291	23.36	6.48	-

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11  -  SHARE-BASED COMPENSATION (Cont.)

		Year ended December 31, 2018
	Number	Weighted average of exercise price (in $)	Weighted average remaining contractual life (in years)	Aggregate intrinsic value ($ in thousands)(2)
Options outstanding at beginning of year	208,222	46.32	7.11	-
Options granted	318,094	4.00
Options forfeited	(103,532)	45.88
Options outstanding at end of year	422,784	15.54	8.60	-

Options exercisable at end of year	101,040	46.18	4.61	-

		Year ended December 31, 2017
	Number	Weighted average of exercise price (in $)	Weighted average remaining contractual life (in years)	Aggregate intrinsic value ($ in thousands)(2)
Options outstanding at beginning of year	207,769	47.04	7.39	-
Options granted	9,842	23.88
Options forfeited	(9,389)	39.24
Options outstanding at end of year	208,222	46.32	7.11	-

Options exercisable at end of year	134,550	48.00	5.99	-

1.	The weighted average grant date fair values of options granted during the years ended December 31, 2019, 2018 and 2017 were $1.31, $2.77 and $12.48, respectively.
2.	All the outstanding options, except options at an exercise price of par value, are out of the money.

A summary of the Company’s RSUs activity is as follows:

	Year ended December 31
	2019	2018	2017
	Number of RSUs
Unvested at beginning of year	109,469	44,473	-
Granted	55,560	95,719	49,856
Vested	(35,124)	(4,818)	(1,033)
Forfeited	(30,375)	(25,905)	(4,350)
Unvested at end of year	99,530	109,469	44,473

3.	The weighted average grant date fair values of RSUs awarded during the years ended December 31, 2019, 2018 and 2017 were $1.52, $3.31 and $1.91.

4.
As of December 31, 2019, 2018 and 2017, there were $544, $964 and $633 unrecognized compensation cost related to non-vested share-based compensation arrangements (options and RSUs) granted under the 2006 Plan and 2015 Plan, respectively. This cost is expected to be recognized over a period of up to 4 years.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 12  -  RESEARCH AND DEVELOPMENT EXPENSES, NET

Composition:
	For the year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7

Salaries and related expenses	5,316	4,410	4,656
Share-based compensation	421	234	116
Materials	1,944	1,508	614
Subcontractors and consultants	764	311	456
Depreciation	98	138	147
Cost for registration of patents	132	126	157
Others	1,889	1,099	893
	10,564	7,826	7,039
Less participation of the IIA and BIRD Foundation	(90)	(208)	(202)
Total research and development expenses, net	10,474	7,618	6,837

NOTE 13  -  GENERAL AND ADMINISTRATIVE EXPENSES

Composition:
	For the year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7

Salaries and related expenses	1,506	1,839	1,395
Share-based compensation, net	95	(299)	610
Professional services	705	833	414
Office rent and maintenance	180	163	161
Depreciation	17	10	10
Others	1,092	899	574
Total general and administrative expenses	3,595	3,445	3,164

NOTE 14  -  FINANCE INCOME (EXPENSES), NET

Composition:
	For the year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7

Interest income on short-term deposits and other	245	243	66
Bank fees and interest expenses	(8)	(7)	(7)
Changes in provision for royalties	3	255	82
Exchange rate differences	(18)	(27)	95
Changes in fair value of derivatives	11	9	-
Total financing income, net	233	473	236

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 15  -  LOSS PER SHARE

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

The following table sets forth the computation of the Company`s basic and diluted net loss per ordinary share:

	For the year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7

Net loss	13,836	10,589	9,771
Shares used in computing net loss per ordinary share, basic and diluted	7,986,059	4,058,005	1,454,511
Net loss per ordinary share, basic and diluted	1.73	2.61	6.72

Instruments that may potentially dilute the basic loss per share in the future but were not included in the calculation of diluted loss per share, since their effect is anti-dilutive.

	For the year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7
	(number)
Warrants and share options	6,307,448	3,457,031	913,857

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 16  -  RELATED PARTIES

A.	Compensation to the non-executive directors:

	For the year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7

Fees, including reimbursement of expenses	323	340	274
Share-based compensation	123	113	179
	446	453	453

B.	Transactions with related parties:

	For the year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7

Consulting fees, including share-based compensation and reimbursement of expenses (1)	54	47	57
Key man life insurance premium	-	-	1
	54	47	58

1.
On July 1, 2005, the Company entered into an agreement with Hadar Kimchy according to which Hadar Kimchy provided marketing communication and graphical design services to the Company in consideration for a monthly fee of approximately NIS 10 ($3). On August 1, 2014, the monthly fee was increased to approximately NIS 14 ($4).  Such services were provided to the Company by Sigalit Kimchy, who is employed by Hadar Kimchy. On April 4, 2016, the agreement was terminated.

On April 4, 2016, the Company entered into an employment agreement with Sigalit Kimchy, according to which Ms. Kimchy serves as marcom and user interface lead, in a 60% part-time role (no less than 112 hours per month), for a monthly salary of NIS 11.2 ($3), plus up to 35 monthly overtime hours at a gross monthly rate of NIS 2.8 ($1), or an aggregate monthly salary of up to NIS 14 ($4).  Ms. Kimchy is entitled to an education fund, managers' insurance or pension fund and reimbursement of monthly travel expenses.

Sigalit Kimchy is the wife of Yoav Kimchy, the Company’s Chief Technology Officer ("CTO").

NOTE 17  -  SUBSEQUENT EVENTS

On December 19, 2019, the Company entered into definitive agreements with certain investors to sell an aggregate of 2,720,178 ordinary shares at a purchase price of $1.75 per share in a private placement, resulting in gross proceeds of approximately $4,760. The private placement was subject to customary closing conditions. The closing of the transaction occurred in February 2020.