Form 20-F
period 2020-12-31
Check-Cap Ltd
filed 2021-03-18
CIK 1610590

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from __________ to ___________

Commission file number 001-36848

Check-Cap Ltd.

(Exact name of the Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000, Israel

(Address of principal executive offices)

Alex Ovadia
Chief Executive Officer
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000, Israel
Telephone: +972 546706451
Email: Alex.Ovadia@check-cap.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Ordinary Shares, par value NIS 2.40	Trading Symbol(s) CHEK	Name of each exchange on which registered Nasdaq Capital Market
Warrants to purchase Ordinary Shares	CHEKZ	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of December 31, 2020, the registrant had 46,239,183 ordinary shares outstanding, NIS 2.40 par value per share.

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

Yes ☒           No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒           No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer	☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Yes ☐           No  ☐

TABLE OF CONTENTS

Page

Part I

Item 1.		Identity of Directors, Senior Management and Advisers	2
	A.	Directors and Senior Management	2
	B.	Advisers	2
	C.	Auditors	2

Item 2.		Offer Statistics and Expected Timetable	4

Item 3.		Key Information	4
	A.	Selected financial data	4
	B.	Capitalization and Indebtedness	5
	C.	Reasons for the Offer and Use of Proceeds	5
	D.	Risk factors	6

Item 4.		Information on our Company	45
	A.	History and Development of the Company	45
	B.	Business Overview	46
	C.	Organizational Structure	78
	D.	Property, Plants and Equipment	78

Item 4A.		Unresolved Staff Comments	78

Item 5.		Operating and Financial Review and Prospects	78
	A.	Operating Results	80
	B.	Liquidity and Capital Resources	85
	C.	Research and development, patents and licenses, etc.	90
	D.	Trend Information	91
	E.	Off-balance Sheet Arrangements	91
	F.	Tabular Disclosure of Contractual Obligations	91

Item 6.		Directors, Senior Management and Employees	92
	A.	Directors and senior management	92
	B.	Compensation of Directors and Executive Officers	96
	C.	Board Practices	99
	D.	Employees	110
	E.	Share Ownership	111

Item 7.		Major Shareholders and Related Party Transactions	115
	A.	Major shareholders	115
	B.	Related Party Transactions	117
	C.	Interests of Experts and Counsel	118

Item 8.		Financial Information	118
	A.	Consolidated Statements and Other Financial Information.	118
	B.	Significant Changes	119

Item 9.		The Offer and Listing	119
	A.	Offer and Listing Details	119
	B.	Plan of Distribution	119
	C.	Markets for Ordinary Shares	119
	D.	Selling Shareholders	119
	E.	Dilution	119
	F.	Expenses of the Issue	119

CERTAIN INFORMATION

Unless otherwise stated, all of our financial information presented in this annual report has been prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP.

In this Annual Report on Form 20-F, or the Annual Report, unless the context indicates otherwise, references to “NIS” are to the legal currency of Israel, “U.S. dollars,” “$” or “dollars” are to United States dollars, and the terms “we,” “us,” “our company,” “our,” and “Check-Cap” refer to Check-Cap Ltd. Unless otherwise indicated, U.S. dollar translation of NIS amounts presented in this Annual Report are translated using the rate of $1.00 = NIS 3.215, the exchange rate published by the Bank of Israel on December 31, 2020, and U.S. dollar translation of Euro amounts presented in this Annual Report are translated using the rate of $1.00 = Euro 0.815, based on the exchange rates published by the Bank of Israel on December 31, 2020.

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

This Annual Report identifies important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements, particularly those set forth under the heading “Risk Factors.” The risk factors included in this Annual Report are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	our history of losses and our ability to continue as a going concern;

•	our needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

•	the impact of the COVID-19 pandemic;

•	the initiation, timing, progress and results of our clinical trials and other product development efforts;

•	our reliance on one product;

•	the clinical development, commercialization and market acceptance of C-Scan;

•	our ability to receive de novo classification and other regulatory approvals for C-Scan;

•	our ability to successfully complete clinical trials;

•	our reliance on single-source suppliers;

•	our reliance on third parties, such as for purposes of our clinical trials and clinical development and the manufacturing, marketing and distribution of C-Scan;

•	our ability to establish and maintain strategic partnerships and other corporate collaborations;

•	our ability to achieve reimbursement and coverage from government and private third-party payors;

•	the implementation of our business model and strategic plans for our business;

•
the scope of protection we are able to establish and maintain for intellectual property rights covering C-Scan and our ability to operate our business without infringing the intellectual property rights of others;

•	competitive companies, technologies and our industry;

•	statements as to the impact of the political and security situation in Israel on our business; and

•
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

The following table summarizes our historical consolidated financial data. We have derived the selected consolidated statements of operations data for the years ended December 31, 2020, 2019 and 2018 and the selected consolidated balance sheet data as of December 31, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this Annual Report. We have derived the selected consolidated statements of operations data for the years ended December 31, 2017 and 2016 and the selected consolidated balance sheet data as of December 31, 2018, 2017 and 2016 from our audited consolidated financial statements not included in this Annual Report. Our Consolidated Financial Statements have been prepared in accordance with U.S. GAAP.

Certain factors that affect the comparability of the information set forth in the following table are described in Item 5 “Operating and Financial Review and Prospects” and the Consolidated Financial Statements and related notes thereto included elsewhere in this Annual Report.

Consolidated Statements of Operations Data

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(US$ in thousands, except per share data)
Operating expenses (1)
Research and development expenses, net (2)	$10,008	$10,474	$7,618	$6,837	$5,491
General and administrative expenses	3,924	3,595	3,445	3,164	3,571
Operating loss	13,932	14,069	11,063	10,001	9,062
Finance income, net	86	233	473	236	244
Loss before income tax	13,846	13,836	10,590	9,765	8,818
Taxes on income	-	-	(1)	6	8
Net loss	$13,846	$13,836	$10,589	$9,771	$8,826
Comprehensive loss:
Net loss	13,846	13,836	10,589	9,771	8,826
Change in fair value of cash flow hedge	-	(13)	13	-	-
Comprehensive loss	13,846	13,823	10,602	9,771	8,826
Net loss per ordinary share of NIS 2.40 par value, basic and diluted (3)	$0.46	$1.73	$2.61	$6.72	$7.31
Weighted average number of ordinary shares outstanding – basic and diluted (in thousands) (3)	30,351	7,986	4,058	1,455	1,208

Consolidated Balance Sheet Data

	As of December 31,
	2020	2019	2018	2017	2016
	(US$ in thousands, except per share data)
Cash and cash equivalents	$7,703	$7,685	$8,572	$6,997	$11,639
Working capital (4)	$15,436	$5,633	$12,763	$5,841	$10,514
Total assets	19,638	9,429	15,436	7,906	12,295
Capital stock	107,361	83,371	76,344	58,617	53,348
Total shareholders’ equity	$16,378	$6,234	$13,030	$5,905	$10,407

(1)
Operating expenses include share-based compensation expense in the total amount of $0.4 million, $0.5 million, $0.7 million and $1.2 million for the years ended December 31, 2020, 2019, 2017 and 2016, respectively, and a negative share-based compensation expense of $65,000 as a result of forfeitures of awards for the year ended December 31, 2018. For additional information, see Item 5B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Application of Critical Accounting Policies and Estimates-Share-based compensation.”

(2)
Research and development expenses, net is presented net of the amount of grants received from the Israel Innovation Authority, or IIA, of the Ministry of Economy and Industry (formerly the Office of the Chief Scientist, or OCS, of the Ministry of Economy and Industry), and the Israel-United States Binational Industrial Research and Development Foundation, or the BIRD Foundation.  The effect of the participation by the IIA and the BIRD Foundation totaled $0, $0.1 million, $0.2 million, $1.1 million and $0.3 million for the years ended December 31, 2020, 2019, 2018, 2017 and 2016, respectively. See Item 5A “Operating and Financial Review and Prospects—Operating Results - Financial Operations Overview—Research and Development, Expenses, Net” for more information.

(3)
Basic loss per ordinary share is computed based on the basic weighted average number of ordinary shares outstanding during each year.  Diluted net loss per share is computed based on the weighted average number of shares outstanding during each year, plus the dilutive potential of the ordinary shares considered outstanding during the year, in accordance with ASC 260-10 “Earnings per share”. For additional information, see Note 15 to our Consolidated Financial Statements for the year ended December 31, 2020 included elsewhere in this Annual Report.

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

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

Risks Related to Our Financial Position

●	We have a history of losses, may incur future losses and may not achieve profitability;
●	Our recurring operating losses have raised substantial doubt regarding our ability to continue as a going concern;
●
We will require additional funding in order to complete the development and commercialization of C-Scan, which may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to C-Scan or intellectual property. If additional capital is not available, we may have to delay, reduce or cease the development or commercialization of C-Scan;

Risks Related to Our Business

●
We may not succeed in completing the development of our product, achieve manufacturing stability and capacity, demonstrate sufficient clinical evidence or commercialize our product or generate significant revenues;

●
Although we recently received FDA approval of our investigational device exemption, or IDE for ourU.S. pivotal study, even if commenced and completed, the outcome of the U.S. pivotal study is inherently uncertain;

●
Clinical failure can occur at any stage of clinical development. Our clinical experience to date does not necessarily predict future results and may not have revealed certain potential limitations of the technology and potential complications from C-Scan and may require further clinical validation. Any product version we advance through clinical trials may not have favorable results in later clinical trials or receive regulatory approval;

●	We expect to derive most of our revenues from sales of one product or product line. . Our inability to successfully commercialize this product, could severely harm our ability to generate revenues.

●	If healthcare professionals do not recommend our product to their patients, C-Scan may not achieve market acceptance and we may not become profitable;
●
We expect to face competition from large, well-established manufacturers of traditional technologies for CRC screening and detection of gastrointestinal disorders, as well as from new competitive technologies, especially within the field of biomarkers;

●	We are planning to rely on local distributors and/or strategic partners to market and distribute C-Scan in those countries where we intend to market and distribute C-Scan;

●
We have limited manufacturing capabilities and we rely on single source suppliers and if we are unable to find new suppliers or scale up our manufacturing operations to meet the necessary quantities for our upcoming clinical studies or anticipated market demand, our growth could be limited and our business, financial condition and results of operations could be materially adversely affected;

●	Our reliance on single source suppliers could harm our ability to conduct clinical trials and meet demand for our product in a timely manner or within budget.

●	A health epidemic, pandemic or other outbreak, including the current COVID-19 pandemic, may materially and adversely affect our business, financial condition and results of operations.

●	We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize C-Scan;

Risks Related to Regulations

●
If we are unable to obtain, or experience significant delays in obtaining, FDA clearances or approvals, or equivalent third country approvals for C-Scan or future products or product enhancements, our ability to commercially distribute and market our products could suffer;

●
There is no guarantee that the FDA will grant de novo reclassification or PMA approval of C-Scan and failure to obtain necessary 510(k) clearances or approvals for our future products would adversely affect our ability to grow our business;

●
If we or our future distributors do not obtain and maintain the necessary regulatory clearances or approvals, or equivalent third country approvals in a specific country or region, we will not be able to market and sell C-Scan or future products in that country or region;

●	The results of our current or future clinical trials may not support our product candidate requirements or intended use claims or may result in the discovery of adverse side effects;

●
If we fail to obtain or maintain necessary regulatory clearances or CE Certificates for C-Scan or if there are regulatory changes in our existing or future target markets, our ability to sell C-Scan and generate revenues could be harmed;

●
Our failure to comply with radiation safety or radio frequency regulationsin a specific countries or regions could impair our ability to commercially distribute and market C-Scan in that country or region; and

●
If we are unable to achieve reimbursement and coverage from government and private third-party payors for procedures using C-Scan, or if reimbursement is insufficient to create an economic benefit for purchasing or using C-Scan when compared to alternative procedures, demand for our products may not grow at the rate we expect.

Risks Related to Our Intellectual Property

●	If we are unable to protect our intellectual property rights, our competitive position could be harmed.

●
Third-party claims of infringement or other claims against us could require us to redesign C-Scan, seek licenses, or engage in future costly intellectual property litigation, which could negatively affect our future business and financial performance.

Risks Related to Our Operations in Israel

Our principal offices, research and development facilities and some of our suppliers are located in Israel and, therefore, our business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel.

Pursuant to the terms of the Israeli government grants we received for research and development expenditures and expenditures relating to our transition to manufacturing , we are obligated to pay certain royalties on our revenues to the Israeli government. The terms of the grants require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events.

Risks Related to Ownership of our Ordinary Shares

Our ordinary shares could be delisted from the Nasdaq Capital Market.

Our stock price has and may be subject to fluctuation, and purchasers of our securities could incur substantial losses.

Risks Related to Our Financial Position

We have a history of losses, may incur future losses and may not achieve profitability.

We are a clinical and development-stage medical diagnostics company with a limited operating history. We have incurred net losses in each fiscal year since we commenced operations in 2009.  We incurred net losses of $13.8 million in 2020, $13.8 million in 2019 and $10.6 million in 2018.  As of December 31, 2020, our accumulated deficit was $91.0 million.  We expect our losses to continue for the foreseeable future as we continue our investment in research and development and clinical trials to complete the development of our technology and to attain regulatory approvals, manufacturing scale up, begin the commercialization efforts for C-Scan, increase our marketing and selling expenses, and incur additional costs as a result of being a public company in the United States. Successful completion of our development program and, ultimately, the attainment of profitable operations is dependent upon future events, including obtaining adequate financing to fulfill our development activities and our ability to manufacture commercial quantities of C-Scan at an acceptable cost and generate significant revenues. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability.

Our recurring operating losses have raised substantial doubt regarding our ability to continue as a going concern.

As of December 31, 2020, we had an accumulated deficit of $91.0 million. Our recurring operating losses raise substantial doubt about our ability to continue as a going concern. Our financial statements include a note describing the conditions which raise this substantial doubt. As a result, our independent registered public accounting firm included a “going concern” explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2020 with respect to this uncertainty. Our ability to continue as a going concern will require us to obtain additional financing to fund our operations. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing or obtain financing on favorable terms for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees. If we are not successful in raising capital through equity offerings, debt financings, collaborations, licensing arrangements or any other means or are not successful in reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

We will require additional funding in order to complete the development and commercialization of C-Scan, which may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to C-Scan or intellectual property. If additional capital is not available, we may have to delay, reduce or cease the development or commercialization of C-Scan.

Our operations have consumed substantial amounts of cash. We expect that we will need to continue to raise and spend substantial amounts in order to complete the clinical development, regulatory approval and commercialization of C-Scan. We intend to use our cash resources, including the proceeds of our April 2020 and May 2020 registered direct offerings, our July 2020 warrant exercise transaction and the proceeds received from the warrants exercise by certain warrants holders during the first quarter of 2021, to finance these efforts and believe that we have sufficient capital to fund our ongoing operations and plans through July 2022. We will therefore need to raise additional funds to obtain the required capital prior to completing the development and commercialization of C-Scan (see Item 5B “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Sources of Liquidity”). We may seek additional funding through equity offerings, debt financings, collaborations, licensing arrangements or any other means to conduct clinical trials and develop, manufacture and market C-Scan or for our general corporate purposes. Securing additional financing may divert our management’s attention from its day-to-day activities, which may adversely affect our ability to develop and commercialize C-Scan. Additional financing may not be available to us on a timely basis on terms acceptable to us, or at all.  In addition, if we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest and the newly issued securities may have rights senior to those of the holders of our ordinary shares. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline.  Alternatively, if we raise funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants, may require us to grant a lender a security interest in our assets or may include other restrictions on our business that could impair our operational flexibility, and could also result in interest expense. If we raise additional funds through collaborations, licensing arrangements or other structured financing transactions, we may relinquish rights to certain of our technologies or products, grant security interests in our assets or grant licenses to third parties on terms that are unfavorable to us. If adequate additional financing on acceptable terms is not available, we may not be able to develop C-Scan at the rate or to the stage we desire, and we may have to delay or abandon the commercialization of C-Scan. Any of these factors could materially adversely affect our business, financial condition and results of operations.

Risks Related to Our Business

We may not succeed in completing the development of our product, achieve manufacturing stability and capacity, demonstrate sufficient clinical evidence or commercialize our product and generate significant revenues.

Since commencing our operations, we have focused on the research and development and limited clinical trials of C-Scan. Although we have received CE Mark certification from our notified body (DEKRA - 0344) for the marketing and sale of C-Scan in the European Union, valid until January 1, 2023 (we are in a process to obtain a CE mark according to the new EU Regulation 2017/745 on Medical Devices (MDR), we have not commenced marketing and sales in the European Union and may require additional regulatory approval in each of the local jurisdictions in the European Union before we can commence marketing and sale of C-Scan, such as from the Swiss National Cooperative for the Disposal of Radioactive Waste (Nagra) and the German Federal Office for Radiation Protection (Bundesamt für Strahlenschutz, BfS). In Israel we received approval from the Medical Devices and Accessories Division of the Israeli Ministry of Health, or AMAR, for the marketing and sale of the C-Scan system in Israel, which is valid until March 31, 2022, For our advanced C-Scan, version 4, we will be required to obtain additional approval from the notified body in conjunction with the MDR, to allow for AMAR renewal and for future marketing in the EU.  We have not received approvals in other jurisdictions, including the United States, and there can be no assurance that we will be able to receive regulatory approvals to commence marketing and sales for C-Scan in the foreseeable future or ever. Our ability to generate revenues and achieve profitability depends on our ability to successfully complete the development of our C-Scan product, demonstrate sufficient clinical evidence, obtain required regulatory approvals and commercial licenses, manufacture commercial quantities of C-Scan at an acceptable cost to enable us to generate significant revenues.

The future success of our business cannot be determined at this time, and we do not anticipate generating significant revenues from product sales for the foreseeable future. In addition, we have no experience in commercializing C-Scan and face a number of challenges with respect to our commercialization efforts, including, among others, that:

•
we may not have adequate financial or other resources to complete the development of our product, demonstrate adequate clinical results, attain required regulatory approvals and licensures, obtain adequate manufacturing and capacity and begin the commercialization efforts for C-Scan;

•
we may fail to obtain or maintain required regulatory approvals and licensures for C-Scan in our target markets or may face adverse regulatory or legal actions relating to our system even if regulatory approval is obtained;

•	we may not demonstrate adequate clinical safety and clinical effectiveness results from our current or future versions of C-Scan, to support regulatory body approval or market acceptance and adoption;

•
we may face ongoing limitations imposed by the Nuclear Regulatory Commission, or NRC, or other nuclear regulatory commissions in jurisdictions in which we intend to commercialize C-Scan in relation to the disposal of our C-Scan Cap in the sanitary system, such as requiring patients to retrieve our C-Scan Cap after use, which could impact enrollment pace in our clinical studies and make C-Scan less attractive;

•
we may not be able to maintain an adequate supply chain due to reliance on sole suppliers for critical components and scale up the manufacture of C-Scan to commercial quantities at an adequate quality or at an acceptable cost;

•	we may not be able to establish adequate sales, marketing and distribution channels;

•	healthcare professionals and patients may not accept C-Scan;

•	we may not be aware of possible complications from the continued use of C-Scan because we have limited clinical experience with respect to the actual use of C-Scan;

•	other technological breakthroughs in colorectal cancer, or CRC, screening, treatment and prevention may reduce the demand for C-Scan;

•	changes in the market for CRC screening, new alliances between existing market participants and the entrance of new market participants may interfere with our market penetration efforts;

•
government and private third-party payors may not agree to provide coding, coverage and payment adequate to reimburse healthcare providers and patients for any or all of the purchase price in conjunction with clinical effectiveness of C-Scan, which may adversely affect healthcare providers’ and patients’ willingness to purchase C-Scan;

•	uncertainty as to market demand may result in inefficient pricing of C-Scan;

•	we may not be able to adequately protect our intellectual property or may face third-party claims of intellectual property infringement; and

•	we are dependent upon the results of ongoing clinical studies relating to C-Scan and the products of our competitors.

If we are unable to meet any one or more of these challenges successfully, our ability to effectively commercialize C-Scan could be limited, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Although we recently received FDA approval of our investigational device exemption, or IDE for our U.S. pivotal study, even if commenced and completed, the outcome of the U.S. pivotal study is inherently uncertain.

We recently received FDA approval of our IDE for our planned U.S. pivotal study. The commencement of any other clinical trials that we may initiate, subject to sufficient available funds, is subject to acceptance by the FDA of an IDE and acceptance by other regulatory authorities of the foreign equivalent of an IDE, and finalizing the planned trial design based on discussions with the FDA and other applicable regulatory authorities. In the event that the FDA or any other regulatory authority requires us to complete additional preclinical studies or we are required to satisfy other FDA or other regulatory requests, the start of the U.S. pivotal study may be delayed. Even after we receive and incorporate guidance from these regulatory authorities, the FDA or other regulatory authorities could disagree that we have satisfied their requirements to commence our clinical trial or change their position on the acceptability of our planned trial design or the clinical endpoints selected, which may require us to complete additional preclinical studies or clinical trials or impose stricter approval conditions than we currently expect. As a result of the foregoing, the research and development, preclinical studies and clinical testing is expensive and can take years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the development process.  (see “Risk Factors – Risks Related to Our Business – Clinical failure can occur at any stage of clinical development. Our clinical experience to date does not necessarily predict future results and may not have revealed certain potential limitations of the technology and potential complications from C-Scan and may require further clinical validation. Any product version we advance through clinical trials may not have favorable results in later clinical trials or receive regulatory approval.”).

Clinical failure can occur at any stage of clinical development. Our clinical experience to date does not necessarily predict future results and may not have revealed certain potential limitations of the technology and potential complications from C-Scan and may require further clinical validation. Any product version we advance through clinical trials may not have favorable results in later clinical trials or receive regulatory approval.

Clinical failure can occur at any stage of clinical development. To date, we have performed clinical studies with iterative versions of both scanning and non-scanning capsules, in conjunction with iterative versions of the C-Scan Track systems and the C-Scan View application and we are continuing to develop further iterative versions of our C-Scan Cap and C-Scan Track. Our clinical trials have been conducted under differing protocols, while using specific inclusion criteria and enriched patient enrolment. Therefore, we have a limited ability to identify potential problems and/or inefficiencies concerning current and future versions of C-Scan in advance of its use in general and expanded groups of patients and we cannot assure you that its actual clinical performances will be satisfactory to support proposed indications and regulatory approvals and clinical acceptance and adoption, or that its use will not result in unanticipated complications. For example, we have experienced technical failures of the C-Scan Cap in previous versions of C-Scan and are currently engaged in implementing a plan to ensure improved reliability in future versions. To this end, we have finalized a clinical trial protocol for a study in Israel and identified over 10 clinical trial sites to enroll up to 250 average risk patients, however, if the results of such study are not satisfactory, the commencement of our U.S. pivotal study could be delayed. However, there can be no assurance that the implementation of our plan will be successful. Furthermore, the results from laboratory, non-clinical and completed clinical studies, as well as results from our ongoing clinical trials may not be indicative of final clinical results obtained from our current C-Scan version or future versions of C-Scan on expanded screening populations. In addition, the results of our clinical trials are subject to human analyses and interpretation of the data accumulated, which could be affected by various errors due to, among others, lack of sufficient clinical experience with C-Scan, assumptions used in the statistical analysis of results, interpretation errors in the analysis of the clinical trials results, including the reconstructed images by C-Scan, or due to uncertainty in the actual efficacy of C-Scan in its current clinical stage. Therefore, the safety and efficacy of C-Scan and the clinical results to date will require further independent professional validation and require further clinical study. If C-Scan does not function as expected over time, we may not be able to develop C-Scan at the rate or to the stage we desire, we could be subject to liability claims, our reputation may be harmed, C-Scan may not achieve regulatory clearances, and C-Scan may not be widely adopted by healthcare providers and patients.

We expect to derive most of our revenues from sales of one product.  Our inability to successfully commercialize this product, or any subsequent decline in demand for this product, could severely harm our ability to generate revenues.

We are currently dependent on the successful commercialization of C-Scan to generate revenues. As a result, factors adversely affecting our ability to successfully commercialize, or the pricing of or demand for, this product could have a material adverse effect on our financial condition and results of operations. If we are unable to successfully commercialize or create market demand for C-Scan, we will have limited ability to generate revenues.

Furthermore, we may be vulnerable to fluctuations in demand for C-Scan. Such fluctuations in demand may be due to many factors, many of which are beyond our control, including, among others:

•	market acceptance of a new product, including healthcare professionals’ and patients’ preferences;

•	market acceptance of the clinical safety and performance of C-Scan;

•	development of similarly cost-effective products by our competitors;

•	development delays of C-Scan;

•	technological innovations in CRC screening, treatment and prevention;

•	adverse medical side effects suffered by patients using C-Scan, whether actually resulting from the use of C-Scan or not;

•	changes in regulatory policies toward CRC screening or imaging technologies;

•	changes in regulatory approval, clearance requirements and licensure for our product;

•	third-party claims of intellectual property infringement;

•	budget constraints and the availability of reimbursement or insurance coverage from third-party payors for C-Scan;

•	increases in market acceptance of other technologies;

•	adverse responses from certain of our competitors to the offering of C-Scan;

•	licensure and perceived risk of manufacturing and using a product containing a radioactive source , including associated agencies refusal to authorize capsule disposal; and

•	the shelf life of our C-Scan Cap.

If healthcare professionals do not recommend our product to their patients, C-Scan may not achieve market acceptance and we may not become profitable.

CRC screening candidates are generally referred by their healthcare professional to approved tests and screening technology options. If healthcare professionals, including physicians, do not recommend or prescribe our product to their patients, C-Scan may not achieve market acceptance and we may not become profitable. In addition, physicians have historically been slow to change their medical diagnostic and treatment practices because of perceived liability risks arising from the use of new products. Delayed adoption of C-Scan by healthcare professionals could lead to a delayed adoption by patients and government and private third-party payors. Healthcare professionals may not recommend or prescribe C-Scan until certain conditions have been satisfied including, among others:

•	there is sufficient long-term clinical and health-economic evidence to convince them to alter their existing screening methods and device recommendations;

•	there are recommendations from prominent physicians, educators and/or associations that C-Scan is safe and effective;

•	we obtain favorable data from clinical and health-economic studies for C-Scan;

•	reimbursement or insurance coverage from government and private third-party payors is available;

•	healthcare professionals obtain required approvals and licensures for the handling, storage, dispensing and disposal of C-Scan; and

•	healthcare professionals become familiar with the complexities of C-Scan.

We cannot predict when, if ever, healthcare professionals and patients may adopt the use of C-Scan. Even if favorable data is obtained from clinical and health-economic studies for the regulatory approval of C-Scan, there can be no assurance that prominent physicians would endorse it or that future clinical studies will continue to produce favorable data regarding C-Scan. In addition, prolonged market exposure may also be a pre-requisite to reimbursement or insurance coverage from government and private third-party payors. If C-Scan does not achieve an adequate level of acceptance by patients, healthcare professionals and government and private third-party payors, we may not generate significant product revenues and we may not become profitable.

We expect to face competition from large, well-established manufacturers of traditional technologies for CRC screening and detection of gastrointestinal disorders, as well as from new competitive technologies, especially within the field of biomarkers.

Competition for C-Scan comes from traditional well-entrenched manufacturers of tests and equipment for CRC screening, such as colonoscopy, sigmoidoscopy, CT Colonography, or CTC, optical capsule endoscopy, fecal occult blood tests, or FOBTs, and fecal immunochemical tests, or FITs. The principal manufacturers of equipment for optical colonoscopy and sigmoidoscopy include Olympus, Pentax, Hoya and Fuji Film. The principal manufacturers of equipment for CTC include General Electric Healthcare Systems, Siemens Medical Solutions, Philips Medical Systems Ltd. and Toshiba Corporation.  The principal manufacturer of equipment for optical capsule endoscopy includes Medtronic plc. All of these companies have substantially greater financial resources than we do, and they have established reputations as well as worldwide distribution channels for providing medical instruments to physicians.

Several companies have developed or are developing non-invasive technologies based on stool, serum, or molecular diagnostics (from blood and other bodily fluids), or MDx, tests that are used to indicate the presence of CRC and polyps in the colon. These companies include Polymedco, Exact Sciences, Epigenomics AG, Gene News, EDP Biotech Corporation, Illumina, Inc., Quest Diagnostics, VolitionRx Nu.Q diagnostic, Freenome and Grail. In August 2018, Exact Sciences announced that it entered into a U.S. promotion agreement with Pfizer for the promotion of Cologuard ®, a non-invasive stool DNA screening test for colorectal cancer. During the past years, there has been an extensive effort in utilization of molecular biology and advanced computational techniques to develop methods capable to identify cell-free cancer biomarkers. These advancements are greatly supported by large capital investments due to their promising claims to defeat cancer at its early stages.

In addition, procedures for bowel cleansing that are less onerous are constantly being developed, which could make our entry into the market more difficult.  For instance, bowel cleansing initiated by the ingestion of pills or food-substitute diet regimes rather than through drinking large amounts of distasteful liquids may be viewed as an improvement to the cleansing process, but other screening methods may be even more palatable to patients.

If we are unable to convince patients and physicians to adopt C-Scan over the current technologies marketed by our competitors or future new technologies that may be marketed by our existing or potential competitors, our business and results of operations may suffer.

We are planning to rely on local distributors and/or strategic partners to market and distribute C-Scan in those countries where we intend to market and distribute C-Scan.

We are planning to rely on local distributors and/or strategic partners for the marketing and distribution of C-Scan. Our success in generating sales in countries or regions where we will engage local distributors and/or strategic partners will depend in large part on the efforts of these third parties over whom we have limited control. If we are unable to identify and engage with suitable local distributors and/or strategic partners in the countries where we intend to market and distribute C-Scan, our business, financial condition and results of operations could be negatively affected.

We have limited manufacturing capabilities and if we are unable to scale up our manufacturing operations to meet the necessary quantities for our upcoming clinical studies or anticipated market demand, our growth could be limited and our business, financial condition and results of operations could be materially adversely affected.

We currently have limited resources, facilities and experience in manufacturing sufficient quantities of C-Scan to meet the quantities we need for our upcoming clinical studies and the demand we may expect from commercialization efforts, if we are able to obtain regulatory clearance in the United States for C-Scan. We do not have experience in manufacturing C-Scan in the commercial quantities that we expect to require to meet demand for C-Scan, nor can we be certain of our manufacturing costs. We have in the past, and we may  in the future, face certain technical challenges as we increase manufacturing capacity, including, among others, equipment design and automation, material procurement and lower than expected yields and increased scrap costs, as well as challenges related to maintaining quality control and assurance standards, manufacturing commercial quantities of C-Scan capsules at an acceptable cost and logistics associated with the handling of radioactive materials and the shelf life of our C-Scan Cap, which could result in delays in our clinical trial and commercialization plans and lost revenue. We may be unable to establish or maintain reliable, high-volume manufacturing capacity. Even if we can establish and maintain this capacity, the cost of doing so may increase the cost of C-Scan and reduce our ability to successfully compete the effort. In addition, while we intend to establish our own X-ray source production line in Israel to support our clinical needs and future sales in Israel and potentially in Europe, we may not be successful in such efforts.   Despite our continuing cost-cutting efforts, including scaling-up of our manufacturing capabilities of our C-Scan capsule in commercial quantities, we may not be able to achieve adequate quality at an acceptable cost. C-Scan includes several components that are based on new technologies and are difficult to manufacture and some are being supplied to us by single source suppliers (see “Risk Factors – Risks Related to Our Business – Our reliance on single source suppliers could harm our ability to conduct clinical trials and meet demand for our product in a timely manner or within budget.”). Furthermore, we may encounter similar or unforeseen challenges initiating and later expanding production of any new products. If we are unable to scale up our manufacturing capabilities to meet market demand, our growth could be limited and our business, financial condition and results of operations could be materially adversely affected.

In addition, we have received and may receive in the future grants from the Government of the State of Israel through the IIA (formerly the OCS) for the financing of a portion of our research and development expenditures and to support the funding of our transition from research and development to manufacturing, pursuant to the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law 5744-1984), or the Innovation Law.  The terms of the IIA grants subject us to certain restrictions relating to (among other things) the transfer of the manufacturing of IIA-funded products outside Israel. See “Risk Factors – Risks Related to Our Operations in Israel – Pursuant to the terms of the Israeli government grants we received for research and development expenditures and expenditures relating to our transition to manufacturing, we are obligated to pay certain royalties on our revenues to the Israeli government. The terms of the grants require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events.” Such restrictions may impair our ability to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel.

Our reliance on single source suppliers could harm our ability to conduct clinical trials and meet demand for our product in a timely manner or within budget.

We currently depend on single source suppliers for some of the components necessary for the production of C-Scan. For example, we currently have a single supplier for the motor used to rotate the collimated X-ray source in C-Scan, for the customized X-ray detectors , for the X-ray source and batteries used in C-Scan. There is a limited number of manufacturers worldwide who are capable of manufacturing the motor, the customized X-ray detectors, the X-ray source and the batteries that we currently use in C-Scan. In addition, the application-specific integrated circuit, or ASIC, residing in C-Scan is currently manufactured for us by a single semiconductor fabrication plant, or FAB.  Furthermore, we do not currently have written contracts with few of those suppliers.  While our current suppliers have been able to supply the required quantities of such components to date, if the supply of these components is disrupted or terminated or if our current suppliers are unable to supply required quantities of components, we may not be able to find alternative sources for these key components in a timely manner.  Although we are planning to maintain strategic inventory of key components, the inventory may not be sufficient to satisfy the demand for C-Scan if such supply is interrupted, or may be subject to risk of loss due do catastrophic events, such as a fire at our storage facility. In addition, to partially mitigate the risks of reliance on single source suppliers, we are seeking alternate manufacturers for some of our components which requires us to dedicate significant resources and investment. There can be no assurance that we will be successful in seeking alternate suppliers or establish our own production line. As a result of the foregoing, we may be unable to meet our clinical trials timelines and meet the demand for C-Scan, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation.  If we are required to change the supplier of any of these key components, there may be a significant delay in locating a suitable alternative manufacturer. In addition, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with FDA and other applicable quality standards and with all applicable regulations and guidelines. For example, our agreement with the sole supplier of the X-ray source used in C-Scan terminates on December 31, 2021. As part of our mitigation plan, we plan to establish our in-house production line for our X-ray source in Israel, however we cannot assure you that we will successfully complete this effort  and we may be required to find an alternative supplier for the X-ray source, which we may not be able to do in a timely manner. The delays associated with the introduction of a new manufacturer for certain key components, could delay our ability to manufacture C-Scan in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of C-Scan ceases operations or otherwise ceases to do business with us, we may not have access to the information necessary to enable an alternative supplier to manufacture the component. The occurrence of any of these events could harm our ability to meet demand for C-Scan in a timely manner or within budget.

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

C-Scan is a complex medical device that requires training for qualified personal and care for data analysis.

C-Scan is a complex medical device that requires training for qualified personal, including physicians, and care for data analysis. Although our distributors will be required to ensure that C-Scan is prescribed only by trained clinicians, the potential for misuse of C-Scan still exists due to its complexity. Such misuse could result in adverse medical consequences for patients that could damage our reputation, subject us to costly product liability litigation and otherwise have a material adverse effect on our business, financial condition and results of operations.

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

•
political and economic instability, war or acts of terrorism or natural disasters, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the COVID-19 pandemic).

If we are unable to manage our international operations effectively, our business, financial condition and results of operations could be materially adversely affected.

We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize C-Scan.

A part of our strategy is to evaluate and, as deemed appropriate, enter into partnerships in the future when strategically attractive, including potentially with major medical device companies. We face significant competition in seeking appropriate partners for C-Scan, and the negotiation process is time-consuming and complex. In order for us to successfully partner C-Scan, potential partners must view C-Scan as economically valuable in markets they determine to be attractive in light of the terms that we are seeking and other available products for licensing by other companies. Even if we are successful in our efforts to establish strategic partnerships, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such strategic partnerships if, for example, development or approval of a product is delayed or sales of an approved product are disappointing. Any delay in entering into strategic partnership agreements related to C-Scan could delay the development and commercialization of our product candidates and reduce their competitiveness even if they reach the market.

In addition, our strategic partners may breach any future agreement with us, and we may not be able to adequately protect our rights under these agreements. Furthermore, our strategic partners will likely negotiate for certain rights to control decisions regarding the development and commercialization of C-Scan, if approved, and may not conduct those activities in the same manner as we would do so.

If we fail to establish and maintain strategic partnerships related to C-Scan, we will bear all of the risk and costs related to the development and commercialization of C-Scan, and we will need to seek additional financing, hire additional employees and otherwise develop expertise which we do not have and for which we have not budgeted.

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

Substantially all of our operations are currently conducted at a single location near Haifa, Israel (other than certain manufacturing activities planned to be conducted by GE Healthcare for purposes of U.S. clinical trials, and certain other production activities conducted by subcontractors). We take precautions to safeguard our facility, including obtaining insurance coverage and implementing health and safety protocols. However, a natural or other disaster, such as a fire, flood, an armed conflict involving Israel (as detailed further under “Risks Related to Our Operations in Israel”) or a terrorist attack, could damage or destroy our facility and our manufacturing equipment or inventory, cause substantial delays in our operations and otherwise cause us to incur additional unanticipated expenses. In addition, the insurance we maintain against fires, floods and other natural disasters and the war and terrorism insurance we maintain may not be adequate to cover our losses in any particular case. Damage to our facility or our other property or to any of our suppliers’ facilities and properties, whether located in Israel or elsewhere, due to fire, a natural disaster or casualty event or an armed conflict or terrorist attack, could materially adversely affect our business, financial condition and results of operations.

A security breach or disruption or failure in a computer or communications systems could adversely affect us.

Despite the implementation of security measures, our internal computer systems, and those of our CROs and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, cyber-attacks, natural disasters, fire, terrorism, war, and telecommunication and electrical failures.  If such an event were to occur and interrupt our operations, it could result in a material disruption of our clinical program.  For example, the loss of clinical trial data from ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.  To the extent that any disruption or security breach results in a loss of or damage to our data or applications, loss of trade secrets or inappropriate disclosure of confidential or proprietary information, including protected health information or personal data of clinical trial participants or employees or former employees, access to our clinical data, or disruption of the manufacturing process, we could incur liability and the further development of C-Scan could be delayed.  We may also be vulnerable to cyber-attacks by hackers or other malfeasance.  This type of breach of our cybersecurity may compromise our confidential information and/or our financial information and adversely affect our business or result in legal proceedings.  Further, these cybersecurity breaches may inflict reputational harm upon us that may result in decreased market value and erode public trust.

We or the third parties upon whom we depend may be adversely affected by natural disasters and/or health epidemics or pandemics, such as the COVID-19 pandemic, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters could severely disrupt our operations and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage, health epidemic or other event occurred that prevented us from using all or a significant portion of our office, manufacturing and/or lab spaces, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, subcontractors, suppliers, CROs, clinical sites, third parties ongoing activities and schedules or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our plans and business for a substantial period of time.

A health epidemic, pandemic or other outbreak, including the current COVID-19 pandemic, may materially and adversely affect our business, financial condition and results of operations. We have experienced disruptions to our operations as a result of the COVID-19 pandemic.  In accordance with the directive of the Israel Ministry of Health, during the first wave of the COVID-19 pandemic in Israel, the majority of our employees worked remotely while a select few continued to work from our headquarters. Also, we temporarily suspended our clinical studies as well as interactions between hospitals and healthcare professionals and our employees and clinical trial patients. In addition, to manage this crisis, we implemented several cost reduction measures, including a temporary 15% reduction in salaries for all employees and management and the fees of the members of our board of directors and lowered monthly expenditures by temporarily placing a number of operational employees on unpaid leave. As a result of lowered infection rates in Israel in June 2020, which resulted in the lifting of many government restrictions to control the spread of the virus as well as our improved financial position following our financings in April and May 2020, we resumed near normal operations and restored salaries to their original levels. However, during July 2020, and again in October 2020, due to significantly increased infection rates in Israel, the government mandated a second and third lockdown, respectively. We have implemented several measures according to the Israel Ministry of Health’s guidelines, including remote working whenever possible, physical separation between employees and daily employee health monitoring. The extent to which the COVID-19 pandemic shall continue to impact our operations and planned timelines will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, the impact on the global economy, the impact of any further waves of COVID-19 and the actions that may be required to contain the COVID-19 pandemic or treat its impact. In particular, the continued spread of COVID-19 globally could materially adversely impact our operations and workforce, including our research and clinical trials and our ability to continue raising capital. It could also affect the operations of key governmental agencies, such as the FDA, which may delay our development plans, and could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have a material adverse impact on our business, financial condition and results of operation.

The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business.

Risks Related to Regulations

If we are unable to obtain, or experience significant delays in obtaining, FDA clearances or approvals, or equivalent third country approvals for C-Scan or future products or product enhancements, our ability to commercially distribute and market our products could suffer.

Our products are subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities and notified bodies. The process of obtaining regulatory clearances or approvals, or equivalent third-country approvals to market a medical device can be costly and time consuming, and we may not be able to obtain these clearances or approvals, or equivalent third-country approvals on a timely basis, if at all. In particular, we expect to eventually generate a portion of our revenues from sales of C-Scan and future products in the United States, the European Union, or third countries. Before a new medical device, or a new use of, or claim for, an existing product can be marketed in the United States, it must first receive clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or FDA approval of a premarket approval application, or PMA, unless an exemption applies. The FDA will clear marketing of a low or moderate risk medical device through the 510(k) process if sufficiently similar predicate devices have previously been cleared via this pathway. In the 510(k) clearance process, the FDA must only determine that the proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use/indications for use, technological characteristics and principles of operation in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence.

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

We are not aware of any legally marketed predicate device upon which FDA could base a determination of substantial equivalence under a 510(k) clearance process. Our proposed strategy, therefore, is to submit a direct de novo reclassification petition for C-Scan. To support this petition, our objective is to demonstrate that the device poses a low or moderate risk to patients. We cannot assure you that FDA will not demand that we obtain PMA approval of C-Scan.

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

We may not obtain the necessary regulatory clearances, approvals or equivalent third country approvals to market C-Scan or future products in the United States or elsewhere. Any delay in, or failure to receive or maintain, clearance, approval for C-Scan or other products under development could prevent us from generating revenue from these products or achieving profitability.

There is no guarantee that the FDA will grant de novo reclassification or PMA approval of C-Scan and failure to obtain necessary 510(k) clearances or approvals for our future products would adversely affect our ability to grow our business.

C-Scan and some of our future products will require FDA clearance of a 510(k), de novo reclassification, or may require FDA approval of a PMA. The FDA may not approve or clear C-Scan or our future products for the indications that are necessary or desirable for successful commercialization. Indeed, the FDA may refuse our requests for 510(k) clearance, de novo reclassification or PMA for C-Scan or any other future product, new intended uses or modifications to these products once they are cleared or approved for marketing.

Our strategy is to submit a direct de novo reclassification petition for C-Scan following completion of a U.S. pivotal study. A de novo reclassification generally applies where there is no predicate device and the FDA believes the device poses a low to moderate risk. De novo reclassifications can either be submitted in lieu of a 510(k) notice, such as in our case, or after a 510(k) notice has been filed and found NSE (Not Substantial Equivalent). If a 510(k) notice is found NSE, a de novo petition must be submitted within 30 days from the receipt of the NSE determination.

To support our direct de novo reclassification petition, our objective is to demonstrate that the device poses a low to moderate risk to patients. If the FDA determines that C-Scan is not a candidate for de novo reclassification, it will require approval of the device for market through the PMA process. A PMA application must be supported by extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data, to demonstrate to the FDA’s satisfaction the safety and efficacy of the device for its intended use. By statute, the FDA has 180 days to review the “accepted application,” although, generally, review of the application can take between one and three years. During this review period, the FDA may request additional information or clarification of information already provided or even request new data that may require us to conduct additional tests. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with quality system regulations. The FDA’s review of a PMA could significantly delay our plans to get to market. There is also no guarantee that the FDA would approve a PMA. Failure to receive clearance or approval for C-Scan or future products would have an adverse effect on our ability to expand our business.

Even if the FDA ultimately accepts our de novo reclassification petition, to support our petition, we still may be required to conduct additional clinical trials before a petition can be filed. Such studies or trials can be costly and the results uncertain. If we are unable to successfully complete required clinical studies or trials, we will not receive FDA clearance or approval.

If we or our future distributors do not obtain and maintain the necessary regulatory clearances or approvals, or equivalent third country approvals in a specific country or region, we will not be able to market and sell C-Scan or future products in that country or region.

We intend to market C-Scan in a number of international markets. To be able to market and sell C-Scan in a specific country or region, we and/or our distributors must comply with the regulations of that country or region. While the regulations of some countries do not impose barriers to marketing and selling part or all of our products or only require notification, others require that we and/or our distributors obtain the approval of a specified regulatory authorities such as the Nuclear Regulatory Commission (NRC) in the U.S., the Swiss National Cooperative for the Disposal of Radioactive Waste (Nagra) and the German Federal Office for Radiation Protection (Bundesamt für Strahlenschutz, BfS), in addition to the CE mark that is required for medical devices throughout the EU.   These regulations, and the time required for regulatory review, vary from country to country. Obtaining regulatory approvals is expensive and time-consuming, and we cannot be certain that we or our distributors will receive regulatory approvals required for C-Scan or any future products in each country or region in which we plan to market such products.  As regards the CE-certification, we are engaged with Dekra Certification as our Notified Body.  If we modify C-Scan or any future products, we or our distributors may need to apply for new regulatory approvals or our Notified Body may need to review the planned changes before we are permitted to sell the respective products.  We may not meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or our distributors are unable to maintain our authorizations or CE Certificates in a particular country or region, we will no longer be able to sell C-Scan and/or any potential future products in that country or region, and our ability to generate revenues will be materially and adversely affected.

If the indications for use or instructions for use for which the iodinated oral contrast medium is approved are not sufficiently broad to support its use prior to the ingestion of our capsules, the FDA or the competent regulatory authorities in the European Union (EU) Member States and other foreign countries may consider that contrast agent is being used off-label.

Ingestion of C-Scan requires the preparatory use of iodinated oral contrast medium to provide a coating for colonic imaging. We cannot be sure that the indications for which iodinated oral contrast medium are approved in the United States, or in other countries is sufficiently broad to cover such use. If the FDA or the competent regulatory authorities in other countries consider that iodinated oral contrast medium is not approved for the purpose for which it is used with the system, we may be considered to promote the off-label use of the iodinated oral contrast medium. Because the promotion of off-label use of drugs or medicinal products is prohibited in the United States, and in other countries, we could face both related issues with the FDA and/or the competent authorities of and/or other countries. In these circumstances, the FDA and/or the competent regulatory authorities and/or other countries may require us to obtain appropriate regulatory approvals for the iodinated oral contrast medium prior to marketing C-Scan with such substances. Under such circumstances, should we fail to obtain approval of the contrast agent for use with C-Scan, in a timely fashion, or at all, our business and financial condition will be adversely affected.

If we are unable to successfully complete clinical trials with respect to C-Scan, we may be unable to receive regulatory approvals or clearances for C-Scan and/or our ability to achieve market acceptance of C-Scan will be harmed.

The development of the C-Scan system requires the submission of data generated from clinical trials, which can be long, expensive and uncertain processes, subject to delays and failure at any stage. The data obtained from the studies and trials may be inadequate to support regulatory clearances or approvals, or equivalent third-country approval, or to allow market acceptance of the products being studied. C-Scan technology is currently undergoing clinical development and clinical trials. To date, we have performed clinical studies with several versions of C-Scan and with several versions of our non-scanning capsules.

The development of sufficient and appropriate clinical protocols to demonstrate safety, clinical performance and clinical effectiveness are required, and we may not adequately develop such protocols to support clearance, approval, or equivalent third country approval. The clinical trials that were conducted using prior versions of C-Scan, were conducted under differing protocols, used groups of patients different and/or smaller in size from those we intend to study in future clinical trials with future versions of C-Scan, and the results from such clinical trials were subject to human interpretations and based on statistical assumptions that could be affected by erroneous considerations. Further, the FDA, the competent regulatory authorities of other countries, or our Notified Body in the EU may require us to submit data on a greater number of patients than we originally anticipated and/or for a longer follow-up period or they may change the data collection requirements or data analysis applicable to our clinical trials.

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

•
patients experience severe adverse side effects, including damage to the colon wall or related to excessive radiation exposure as a result of capsule malfunction or break down or retention and may require to undergo a surgical procedure;

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

•	third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the study or trial protocol or investigational or statistical plans;

•	regulatory inspections of our studies, trials or manufacturing facilities may require us to, among other things, undertake corrective action or suspend or terminate our studies or clinical trials;

•	changes in governmental regulations or administrative actions;

•	we may not be able to develop C-Scan at the rate or to the stage we desire;

•	the interim or final results of the study or clinical trial are inconclusive or unfavorable as to safety or efficacy;

•	a regulatory agency or our Notified Body concludes that our trial design is or was inadequate to demonstrate safety and efficacy; and

•	the capsule disposal was not authorized by regulatory agencies or patients failed to collect the capsule following procedure completion; and

•	loss of clinical data.

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

If the third parties on which we rely to conduct our clinical trials and clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory clearance or approval, or equivalent third country approval for, or commercialize, C-Scan or future products.

We do not have the ability to independently conduct our clinical trials for C-Scan and we must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct such trials. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our non-clinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory clearance, approval for, or successfully commercialize, C-Scan or future products on a timely basis, if at all, and our business, operating results and prospects may be adversely affected. Furthermore, our third-party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control.

The results of our current or future clinical trials may not support our product candidate requirements or intended use claims or may result in the discovery of adverse side effects.

Even if our current or future clinical trials are completed as planned, we cannot be certain that their results will support our product requirements or intended use claims, which could inhibit our marketing strategies, or that the FDA, foreign authorities or our Notified Body will agree with our conclusions regarding them. Success in non-clinical studies and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that clinical trials will replicate the results of prior trials. The clinical trial process may fail to demonstrate that C-Scan, or any future products, are safe and effective for the desired or proposed indicated uses, which could cause us to abandon a product and may delay development of others. Any delay or termination of our clinical trials will delay the filing of our product submissions and, ultimately, our ability to commercialize C-Scan, or any future products, and generate revenues. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate’s profile.

If we fail to obtain or maintain necessary regulatory clearances or CE Certificates for C-Scan, or if there are regulatory changes in our existing or future target markets, our ability to sell C-Scan and generate revenues could be harmed.

C-Scan is a medical device that is subject to extensive regulations that are in particular intended to assure its safety, effectiveness and compliance with applicable consumer laws. These laws require medical devices to obtain approval or other market clearance before being placed on the market. If we fail to obtain or maintain these regulatory approvals or clearances, our ability to sell C-Scan and generate revenues will be materially harmed.

These laws and regulations relate inter alia to the design, development, testing, manufacturing, storage, labeling, packaging, content and language of the instructions for use of the device, sale, promotion, distribution, importing and exporting, shipping, post-sale surveillance and recall from C-Scan’s markets, and all countries in which we intend to sell C-Scan apply some form of regulations of this kind. Most notably, we must comply with the EU Medical Devices Directives, in particular, Directive 93/42/EEC on medical devices (MDD) and Regulations and EU Member States’ laws implementing and complementing it, and we are subject to extensive regulation in the United States by the FDA and other federal, state and local authorities.

We are and will be subject to audits by our Notified Body under the Medical Devices Directive, and, once applicable, the MDR. During this audit, the third-party assessor or Notified Body will examine the maintenance and implementation of our quality control system, device post-marketing vigilance system and any changes or modifications made to our products.

On May 26, 2021, the MDR will become applicable and replace the existing regulatory framework for medical devices in the EU. The MDR strengthens the medical devices rules in the EU. In particular, the MDR will result in several medical devices being classified in higher risk classes and therefore face elevated regulatory requirements. In addition, the MDR will generally elevate regulatory requirements to medical devices. As a result, it is likely that it will become more difficult to market medical devices and costs incurred for clinical evaluation, conformity assessment and post marketing surveillance will increase; such regulatory changes may adversely affect our business, financial condition and results of operations or restrict our operations.

Even if C-Scan or future products are cleared or approved by regulatory authorities or after obtaining CE Certificates from our Notified Body, modifications to C-Scan or future products may require new regulatory clearances or approvals, new CE Certificates, or may require us to recall or cease marketing it until the necessary clearances, approvals or CE Certificates are obtained.

Once cleared, approved or marketed, modifications to C-Scan or future products may require new regulatory approvals, clearances, including CE Certificates from our Notified Body, 510(k) clearances or premarket approvals, or require us to recall or cease marketing the modified devices until these clearances or approvals are obtained. Any modification to a 510(k)-cleared device that could significantly affect its safety or efficacy, or that would constitute a major change in its intended use, requires a new 510(k) clearance or, possibly, a PMA. The FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance. A manufacturer may determine that a modification could not significantly affect safety or efficacy and does not represent a major change in its intended use, so that no new 510(k) clearance is necessary. However, the FDA can review a manufacturer’s decision and may disagree. The FDA may also on its own initiative determine that a new clearance or approval is required. Subject to compliance with FDA guidance we may make modifications to C-Scan in the future that we believe do not or will not require additional clearances or approvals. Further, our products could be subject to recall if the FDA determines, for any reason, that our products are not safe or effective. Any recall or FDA requirement that we seek additional approvals or clearances could result in significant delays, fines, increased costs associated with modification of a product, loss of revenue and potential operating restrictions imposed by the FDA.

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

Similar rules also apply in foreign jurisdictions. In the EU, we must inform the Notified Body that was involved in the conformity assessment of the medical devices we market or sell in the EU of any planned substantial changes to our quality system with regard to C-Scan or other devices we may place on the market, if such changes could affect compliance with the Essential Requirements laid down in the Annexes to the MDD or the MDR (Essential Requirements), respectively, or changes to the devices’ intended purpose. The Notified Body will then assess the changes and verify the products’ conformity with the Essential Requirements. If the assessment is favorable, the Notified Body will issue a new CE Certificate or an addendum to the existing CE Certificate attesting compliance with the Essential Requirements.

If the Notified Body or a relevant regulatory authority disagrees with our assessments and repeals an authorization or an existing CE Certificate, we may be required to apply for a new CE Certificate or other new regulatory clearances or approvals for modifications, and until such new CE-Certificate or other regulatory clearance or change approval is obtained, we may be required to recall and/or to stop marketing the modified devices.

Obtaining clearances and approvals, or new or amended CE Certificates for device modifications can be a time-consuming process, and delays in obtaining required future clearances, approvals, or CE Certificates could adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn could harm our future growth.

Even if C-Scan and future products are cleared or approved by regulatory authorities or after obtaining CE Certificates from our Notified Body, if we or our suppliers fail to comply with ongoing FDA or other foreign regulatory authority requirements, or if we experience unanticipated problems with our products, our products could be subject to restrictions or withdrawal from the market.

The manufacturing processes, reporting requirements, post-approval clinical data and promotional activities associated with any product for which we obtain clearance, approval or CE Certificates, or equivalent third country approval will be subject to continuous regulatory review, oversight and periodic inspections by the FDA other domestic and foreign regulatory authorities and our Notified Body. In particular, we and certain of our suppliers are required to comply with the FDA’s Quality System Regulations, or QSR, as well as current good manufacturing practices, or cGMP. In the EU, we will also be subject to the quality management system requirements laid down in the Annexes to the MDD and the MDR, respectively. Such compliance can be facilitated by, a certificate of compliance with the current version of the ISO 13485 (which, at this point, it ISO 13485:2016). Through compliance with the ISO 13485:2016 standard, we will benefit from a presumption of conformity with the relevant quality management system requirements laid down in the Annexes to the MDD or, respectively, the MDR. These regulations and standards govern the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of any product for which we obtain clearance or approval, CE Certificates, or equivalent third country approval. Regulatory authorities, such as the FDA, and our Notified Body enforce the QSR and other regulations through periodic inspections. The failure by us or one of our suppliers to comply with applicable statutes and regulations falling within the competence of the FDA and other regulatory authorities or our Notified Body, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, any of the following enforcement actions:

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

In addition, we may be required to conduct costly post-market testing and surveillance to monitor the safety or effectiveness of our products, and we must comply with medical device reporting requirements, including the reporting of adverse events and malfunctions related to our products. Later discovery of previously unknown problems with our products, including unanticipated adverse side effects or adverse side effects of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as QSR, may result in changes to labeling, restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any medical device we manufacture or distribute, fines, suspension or withdrawal of regulatory approvals or CE Certificates, product seizures, injunctions or the imposition of civil or criminal penalties, all of which would adversely affect our business, financial condition and operating results and prospects.

C-Scan may in the future be subject to product recalls that could harm our reputation, business and financial results.

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture or a public health/safety issue. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause injury or death. In addition, foreign governmental bodies have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Once marketed, recalls of any of our products, including C-Scan, would divert managerial and financial resources and have an adverse effect on our business, financial condition and results of operations. FDA requires that certain classifications of recalls be reported to the FDA within 10 working days after the recall is initiated. Companies are required to maintain certain records of recalls, even if they are not reportable to FDA. We may initiate voluntary recalls involving our products in the future that we determine do not require us to notify the FDA. If the FDA disagrees with our determinations, they could require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA could take enforcement action against us based on our failure to report the recalls when they were conducted.

If C-Scan or future products cause or contribute to a death or a serious injury, or malfunction in such a way that causes or contributes to a death or serious injury, we will be subject to medical device reporting regulations, which can result in corrective actions or enforcement actions from regulatory authorities.

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

In addition, we must have a medical devices vigilance system in place. Under the current law, guidance on the requirements for such vigilance system is provided in the European Commission’s Guidance on a Medical Device Vigilance System (MEDDEV 2.12/1 rev.8), which is intended to protect the health and safety of patients, users and others by establishing reporting procedures. Under this system, incidents (which are defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, may lead to or may have led to the death of a patient, or user or of other persons or to a serious deterioration in their state of health) must be reported by manufacturers through a Manufacturer’s Incident Reports to competent authorities within periods of time specified in the MEDDEV 2.12/1 rev. 8. Such incidents are evaluated and, where appropriate, information is disseminated between the competent authorities of the EU Member States. The MEDDEV 2.12/1 rev. 8 is also intended to facilitate a direct, early and harmonized establishment of Field Safety Corrective Actions, or FSCAs, across the EU Member States in which the device is being marketed. An FSCA is an action taken by a manufacturer to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. An FSCA may include device recall, modification, exchange, or destruction. FSCAs must be reported by the manufacturer or the manufacturer’s European Authorized Representative, to its customers and/or the end users of the device through a Field Safety Notice. FSCAs must also be reported to the competent authorities of the EU Member States.

Once the MDR will become applicable, we will have to comply with medical devices vigilance provisions under the MDR, that will require greater vigilance efforts from medical device manufacturers. In particular, according to Art. 83 MDR, the manufacturer is required to have a post-market surveillance system in place in a manner that is proportionate to the risk class and appropriate for the type of device, as an integral part of the quality management system. Depending on the devices’ risk class, either a post market surveillance report or a periodic safety update report (PSUR) has to be created and provided to the competent authority upon request. The PSUR also has to be provided to the Notified Body. Furthermore, requirements on vigilance and incident reporting are increased and market surveillance competencies of the authorities are strengthened.

Our failure to comply with radiation safety or radio frequency regulations in a specific country or region could impair our ability to commercially distribute and market C-Scan in that country or region.

C-Scan includes a small X-ray source and wireless radio frequency transmitter and receiver, and is therefore subject to equipment authorization requirements in a number of countries and regions. In the United States, the EU and Japan, authorities often require advance clearance of all radiation and radio frequency devices before they can be sold or marketed in these jurisdictions, subject to limited exceptions. Competent authorities for such additional approval requirements include the Swiss National Cooperative for the Disposal of Radioactive Waste (Nagra) and the German Federal Office for Radiation Protection (Bundesamt für Strahlenschutz, BfS).  Modifications to the approved C-Scan version design and specifications may require new or further regulatory clearances or approvals before we are permitted to market and sell a modified C-Scan version. If we are unable to obtain any required clearances or approvals from the authorities responsible for the radiation as well as the radio frequency regulations in these and other jurisdictions, the sale or use of C-Scan could be prevented in these countries. Any such action could negatively affect our business, financial condition and results of operations.

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

If we are unable to achieve reimbursement and coverage from government and private third-party payors for procedures using C-Scan, or if reimbursement is insufficient to create an economic benefit for purchasing or using C-Scan when compared to alternative procedures, demand for our products may not grow at the rate we expect.

The demand for C-Scan will depend significantly on the eligibility of the procedures performed using C-Scan for reimbursement through government-sponsored healthcare payment systems and private third-party payors. Reimbursement practices vary significantly from country to country and within some countries, by region, and we must obtain reimbursement approvals on a country-by-country and/or region-by-region basis. In general, the process of obtaining reimbursement and coverage approvals has been longer outside of the United States. We may not be able to obtain reimbursement approvals in a timely manner or at all and existing reimbursement and coverage policies may be revised from time to time by government and private third-party payors. If physicians, hospitals and other healthcare providers are unable to obtain sufficient coverage and reimbursement from government and private third-party payors for procedures using C-Scan, if reimbursement is, or is perceived by our customers to be, insufficient to create an economic incentive for purchasing or using C-Scan, or if such reimbursement does not adequately compensate physicians and health care providers compared to the other procedures they offer, demand for our products may not grow at the rate we expect.

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

The Patient Protection and Affordable Care Act of 2010, or the PPACA, which was modified on March 30, 2010 by the enactment of the Health Care and Education Reconciliation Act of 2010, affects the way healthcare is financed by both governmental and private insurers, and significantly impacts the device industry. The PPACA is intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers, and impose additional health policy reforms. The PPACA imposes, among other things, an annual excise tax of 2.3% on any entity that manufactures or imports medical devices offered for sale in the United States beginning in 2013, resulting in an anticipated cost to the medical device industry of up to $20 billion over the next decade. We likely will be subject to the excise tax with respect to C-Scan if it is approved for sale in the United States. The PPACA also limits the rate of growth in Medicare payments to providers and authorizes certain voluntary demonstration projects beginning no later than 2013 around development of bundling payments for acute, inpatient hospital services, physician services, and post-acute services for episodes of hospital care. In addition, the PPACA provides for the establishment of an Independent Payment Advisory Board, or IPAB, that, beginning in 2014, could recommend changes in Medicare payments to physicians and other providers that would take effect unless Congress passes an alternative measure to achieve the same amount of savings. The IPAB has not yet been created. The PPACA also increases fraud and abuse penalties and expands the scope and reach of the Federal Civil False Claims Act and government enforcement tools, which may adversely impact healthcare companies.

There have been judicial and congressional challenges to the PPACA. The U.S. Supreme Court heard a constitutional challenge to the PPACA and in June 2012 held that the PPACA is constitutional. However, states are allowed to opt out of the expansion of eligibility criteria for Medicaid under the PPACA and many states have chosen to do so, causing many uninsured patients to remain without coverage. In addition to the PPACA, the effect of which cannot presently be quantified given its recent enactment, various healthcare reform proposals have also emerged at the state level. If a law is enacted, many if not all of the provisions of the PPACA may no longer apply to prescription drugs. While we are unable to predict what changes may ultimately be enacted, to the extent that future changes affect how any future products are paid for and reimbursed by government and private payers our business could be adversely impacted.  On December 14, 2018, a federal district court in Texas ruled that the PPACA is unconstitutional as a result of the Tax Cuts and Jobs Act, the federal income tax reform legislation previously passed by Congress and signed by President Trump on December 22, 2017, that eliminated the individual mandate portion of the PPACA.  The case, Texas, et al, v. United States of America, et al., (N.D. Texas), is an outlier, but in 2019, the Fifth Circuit Court of Appeals subsequently upheld the lower court decision which was then appealed to the United States Supreme Court. The U.S. Supreme Court declined to hear the appeal on an expedited basis and so no decision will be forthcoming until the next Supreme Court term in early 2021.  In November 2020, Joseph Biden was elected President and, in January 2021, the Democratic Party obtained control of the Senate. As a result of these electoral developments, it is unlikely that continued legislative efforts will be pursued to repeal PPACA. Instead, it is possible that legislation will be pursued to enhance or reform PPACA. We are not able to state with any certainty what will be the impact of this court decision on our business pending further court action and possible appeals.

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

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. In August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of an amount greater than $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, starting in 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If we ever obtain regulatory approval and commercialization of C-Scan or any future product candidates, these laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of C-Scan or any future product candidates may be.

Although we cannot predict the full effect on our business of the implementation of existing legislation or the enactment of additional legislation pursuant to healthcare and other legislative reform, we believe that legislation or regulations that would reduce reimbursement for, or restrict coverage of, C-Scan or any future product candidates, could adversely affect how much or under what circumstances healthcare providers will prescribe or administer our products. This could materially and adversely affect our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market C-Scan or any future product candidates. In addition, we believe the increasing emphasis on managed care in the United States has and will continue to put pressure on the price and usage of pharmaceutical products, which may adversely impact any future product sales.

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

The implementation of the reporting and disclosure obligations of the Physician Payment Sunshine Act’s provisions relating to healthcare reform could adversely affect our business. A health care reform provision, generally referred to as the Physician Payment Sunshine Act or Open Payments Program, has imposed new reporting and disclosure requirements for drug and device manufacturers with regard to payments or other transfers of value made to certain practitioners (including physicians, dentists and teaching hospitals), and for such manufacturers and for group purchasing organizations, with regard to certain ownership interests held by physicians in the reporting entity. On February 1, 2013, the Centers for Medicare and Medicaid Services, or CMS, released the final rule to implement the Physician Payment Sunshine Act. As required under the Physician Payment Sunshine Act, CMS will publish information from these reports on a publicly available website, including amounts transferred and physician, dentist and teaching hospital identities.

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

Our failure to comply with the necessary regulatory approval regarding the use of radioactive materials could significantly impair our ability to develop, manufacture and/or sell C-Scan.

The manufacture of C-Scan requires the use and storage of radioactive materials. In order to use such materials in the development and manufacture of C-Scan in Israel, we are required to obtain a permit from the Israeli Commissioner for Environmental Radiation, or the Commissioner, pursuant to the Israeli Pharmaceutical Regulations (Radioactive Elements and By-Products), 5740–1980. Should we fail to comply with the conditions of our currently existing permit, the Commissioner would have authority to cancel our permit. Should the Commissioner determine that our activities or facilities constitute a danger to the health and well-being of a person, the public or the environment, the cancellation of our permit could be immediate and without prior notice. Furthermore, we cannot guarantee the annual renewal of our permit and/or annual renewal subject to identical conditions, as the approval of an annual application and the conditions thereof are at the discretion of the Commissioner. Similar requirements and regulations may apply to the manufacture of C-Scan in other countries. Cancellation of or failure to renew our permit could have materially adverse consequences on our ability to manufacture and sell our products and therefore on our ability to continue our business and operations.

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

Because the medical device industry is litigious, we are susceptible to intellectual property suits that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling C-Scan.

There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Searches typically performed to identify potentially infringed patents of third parties are often not conclusive and because patent applications can take many years to issue, there may be applications now pending, which may later result in issued patents which our current or future products may infringe. In addition, our competitors or other parties may assert that C-Scan and the methods it employs may be covered by patents held by them. If C-Scan or any of its components infringes a valid patent, we could be prevented from manufacturing or selling it unless we can obtain a license or redesign the product to avoid infringement. For example, in March 2021, we entered into an exclusive license agreement with the University of Missouri with respect to certain patents held by the University of Missouri that the University of Missouri claimed included background intellectual property in C-Scan. In consideration for the grant of an exclusive license to those patents in the medical field, we agreed to pay royalties ranging from $0.30 to $5.00 per C-Scan unit depending on the number of units sold up to $15,000,000 in the aggregate. Third parties may currently have, or may eventually be issued, patents on which our current or future products or technologies may infringe.

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

Third-party claims of infringement or other claims against us could require us to redesign C-Scan, seek licenses, or engage in future costly intellectual property litigation, which could negatively affect our future business and financial performance.

Substantial litigation over intellectual property rights exists in the medical device industry in general and in the medical imaging or screening sectors in particular. We expect that we may be subject to third-party infringement claims as our profile grows, we generate any future revenues, the number of competitors grows or the functionality of products and technology in different industry segments converges. For example, in March 2021, we entered into an exclusive license agreement with the University of Missouri with respect to certain patents held by the University of Missouri that the University of Missouri claimed included background intellectual property in C-Scan. In consideration for the grant of an exclusive license to those patents in the medical field, we agreed to pay royalties ranging from $0.30 to $5.00 per C-Scan unit depending on the number of units sold up to $15,000,000 in the aggregate. Third parties may currently have, or may eventually be issued, patents on which our current or future products or technologies may infringe.

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

Our principal offices and research and development facilities are located near Haifa, in the northern part of Israel. In addition, all of our employees and officers, and one of our directors, are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

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

Our operations could also be disrupted by the obligations of personnel to perform military service. As of December 31, 2020, we had 65 employees and independent contractors, all of whom were based in Israel. Some of these employees and independent contractors may be called upon to perform up to 54 days in each three year period (and in the case of military officers, up to 84 days in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists and it is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

Any hostilities involving Israel, terrorist activities or political instability in the region or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturns in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect our share price.

Pursuant to the terms of the Israeli government grants we received for research and development expenditures and expenditures relating to our transition to manufacturing , we are obligated to pay certain royalties on our revenues to the Israeli government. The terms of the grants require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events.

We have received grants from the Government of the State of Israel through the IIA (formerly the OCS) for the financing of a portion of our research and development expenditures and recently, in January 2021, to finance a portion of the development of our  manufacturing line, pursuant to the Innovation Law and related regulations and guidelines. As of December 31, 2020, we had received funding from the IIA in the aggregate amount of approximately $5.6 million.  As of December 31, 2020, we had not paid any royalties to the IIA and had a contingent obligation to the IIA, including interest at the rate of 12-month LIBOR, in the amount of approximately $6.1 million.  In January 2021, we received an additional IIA grant to support the funding of our transition from research and development to manufacturing in the amount of up to $750,000 (along with a co-investment by us of the same amount), subject to the terms and conditions set forth in the grant approval, of which we received approximately $260,000 in January 2021.   We may apply for additional IIA grants in the future; however, there is no assurance that such applications will be approved in the amount requested or at all. Furthermore, the funds available for IIA grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future.  We cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

Under the terms of the Innovation Law as currently in effect, products developed with IIA funding are required to be manufactured in Israel, unless the IIA approved grant program includes a pre-determined portion of manufacturing that may be performed outside Israel (as certain of our IIA approved grants included).  The approval of the IIA is required for the transferring of manufacturing outside Israel in excess of such pre-determined portion (however, only a notice to the IIA, as opposed to approval, is required for the transfer outside Israel of up to 10% of the cumulative manufacturing in excess of such pre-approved portion). If manufacturing of IIA-funded products is transferred outside Israel (following IIA approval) in excess of the pre-determined percentage included in the grant approval, then the royalty repayment rate will be increased by 1% with respect to the additional approved percentage to be manufactured outside Israel and the royalty repayment for the entire approved program may be increased to up to three times the amount of the grants received, depending on the percentage manufactured outside Israel (plus accrued interest). For example, during 2019, we provided notice to the IIA with respect to the transfer of manufacturing outside of Israel of our C-Scan Track in an amount that represents less than 10% of cumulative deviation exceeding the pre-determined portion to be manufactured abroad that was included in our grant approval. This may increase our royalty repayment ceiling to 120% of the revenues of the C-Scan Track and the repayment rate may increase by 1% for the part of manufacturing carried out abroad.  We are continuing to explore whether certain other components of C-Scan can be assembled outside of Israel. For example, we are continuing to explore whether it would be possible to assemble the capsule without the X-ray source in Israel, and have the X-ray source subsequently manufactured and assembled into C-Scan at a certified radioisotope production facility or at a distribution center outside Israel. Over the years, we received approval of grant applications that included a certain predetermined percentage of manufacturing to be performed outside of Israel of the X-ray source but additional examination of these approvals and consequent manufacturing is required to determine liabilities to the IIA, if any.  IIA prior approval is also required for the transfer of IIA-funded know-how to a third party outside of Israel (including by way of license), which we may not receive (and any such approval would typically be subject to payment of a redemption fee, calculated according to a formula under the Innovation Law, which may be in the amount of up to six times the amount of the grants received (less paid royalties, if any, and depreciation, but no less than the total grants received), plus accrued interest. Even following the full repayment of any IIA grants, we must nevertheless continue to comply with the requirements of the Innovation Law and related regulations and guidelines. The foregoing restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

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

As a public company whose securities are traded in the United States, we have and will continue to incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002, as well as rules and regulations implemented by the U.S. Securities and Exchange Commission and the Nasdaq Stock Market, impose various requirements on public companies, including requiring the establishment and maintenance of effective disclosure and financial controls. As a result, we incurred and will continue to incur additional legal, accounting and other expenses that we did not incur as a privately-held company, particularly since, as of December 31, 2020, we are no longer considered an “emerging growth company” as defined in the JOBS Act.  Our management and other personnel devote a substantial amount of time to these compliance initiatives.  Changes in the laws, rules and regulations affecting public companies would result in increased costs to us as we respond to their requirements. These rules and regulations could make it more difficult or more expensive for us to obtain certain types of insurance, including director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to obtain or maintain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount or timing of additional costs we may incur in order to comply with such requirements.

If we fail to maintain effective internal control over financial reporting, the price of our ordinary shares may be adversely affected.

Our internal control over financial reporting may have weaknesses and conditions that could require correction or remediation, the disclosure of which may have an adverse impact on the price of our ordinary shares. We are required to establish and maintain appropriate internal control over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely affect our public disclosures regarding our business, prospects, financial condition or results of operations. In addition, management’s assessment of internal control over financial reporting may identify weaknesses and conditions that need to be addressed in our internal control over financial reporting or other matters that may raise concerns for investors.  As a “non-accelerated filer,” we are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting. Decreased disclosures in our SEC filings due to our status as a “non-accelerated filer” may make it harder for investors to analyze our results of operations and financial prospects and may make our ordinary shares a less attractive investment. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting or disclosure of management’s assessment of our internal control over financial reporting may have an adverse impact on the price of our ordinary shares.

Our ordinary shares could be delisted from the Nasdaq Capital Market.

Nasdaq has established certain standards for the continued listing of a security on the Nasdaq Capital Market.  The standards for continued listing include, inter alia, that the minimum bid price for the listed securities be at least $1.00 per share. Under these rules, a security is considered deficient if it fails to achieve at least a $1.00 closing bid price for a continuous period of 30 business days. On June 5, 2020, we announced that we received a notification from the Nasdaq Listing Qualifications, or the Staff, that we are not in compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share, or the Minimum Bid Price Requirement. Further, on April 16, 2020, in response to the COVID-19 pandemic, and the resulting related market conditions, Nasdaq elected to provide temporary relief from the bid price requirements by tolling compliance through June 30, 2020. As a result of the tolling of the bid price requirements, we had 180 calendar days from July 1, 2020, or until December 28, 2020, to regain compliance with the minimum bid price requirement. On December 29, 2020, we received a letter from the Staff notifying us that Nasdaq granted us a 180-day extension, until June 28, 2021, or the Extension Period, to regain compliance with the Minimum Bid Price Requirement. We did not regain compliance with the minimum bid price requirement before December 28, 2020, and instead we advised Nasdaq of our intent to cure the deficiency within the Extension Period. On January 26, 2021 following the increase of the share price in Nasdaq during January 2021, we were notified by Nasdaq that we regained compliance with the minimum $1.00 bid price rule.

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

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses, including personnel and facilities related expenses, are incurred in NIS. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or, if the NIS instead depreciates relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of depreciation of the NIS, or that the timing of such depreciation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected.  In year 2020, the NIS appreciate by 6.79% relative to the U.S dollar. The Israeli rate of inflation has not had a material adverse effect on our financial condition during the years 2020, 2019 and 2018.  In addition, we may incur operating expenses denominated in Euros, and therefore, our operating results may also be subject to fluctuations due to changes in the U.S. dollar/Euro exchange rate. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS, the Euro and other foreign currencies against the U.S. dollar. Although we engage in currency hedging arrangements from time to time, these measures may not adequately protect us from fluctuations in the exchange rates of the NIS, the Euro and other foreign currencies in relation to the U.S. dollar (and/or from inflation of such foreign currencies), and involve costs and risk of their own.

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

Our stock price has been subject to considerable fluctuation since our initial public offering in February 2015, with the closing price per share having varied from a low of $0.264 to a high of $70.56, and may be subject to fluctuation in the future. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their securities at or above the purchase price. The market price for our ordinary shares on the Nasdaq Capital Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, among others:

•	we may not be able to develop C-Scan at the rate or to the stage we desire;

•	inability to obtain the approvals necessary to commence further clinical trials;

•	unsatisfactory results of clinical trials;

•	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

•	any intellectual property infringement actions in which we may become involved;

•	announcements concerning our competitors or the medical device industry in general;

•	achievement of expected product sales and profitability or our failure to meet expectations;

•	our commencement of, or involvement in, litigation;

•	any major changes in our board of directors or management;

•	legislation in the United States relating to the sale or pricing of medical device;

•	future substantial sales of our ordinary shares;

•	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares are covered by analysts;

•	the trading volume of our ordinary shares; or

•
natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the COVID-19 pandemic), boycotts, adoption or expansion of government trade restrictions, and other business restrictions.

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

Since our initial public offering in February 2015, the trading market for our ordinary shares has not always been active, liquid or orderly. The lack of an active market at times may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares.

We recently amended our articles of association to increase our authorized share capital. There are certain risks associated with this increase.

In December 2020, our shareholders approved an increase to our authorized share capital and to amend our Articles of Association accordingly.  As a result, our authorized and registered share capital is NIS 864,000,000 divided into 360,000,000 ordinary shares, nominal (par) value NIS 2.40 each. The increase of our authorized share capital is designed to enable us to have sufficient authorized share capital that would allow us to meet our future business needs as they arise.  These needs could include, among other things, the sale of shares in public and private offerings to raise additional capital, the purchase of property or assets, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits, and other bona fide corporate purposes.  The possible future issuance of equity securities consisting of ordinary shares or securities convertible into ordinary shares could affect our current shareholders in a number of ways, including the following: (i) diluting the voting power of the current holders of ordinary shares; (ii) diluting the market price of the ordinary shares, to the extent that the new ordinary shares are issued and sold at prices below current trading prices of the existing ordinary shares, or if the issuance consists of equity securities convertible into ordinary shares, to the extent that the securities provide for the conversion into ordinary shares at prices that could be below current trading prices of the ordinary shares; and (iii) diluting the book value per share of the outstanding ordinary shares.  Furthermore, the authorized shares could, in theory, also be used to resist or frustrate a third-party transaction that is favored by a majority of the independent shareholders (for example, by permitting issuances that would dilute the share ownership of a person seeking to effect a change in the composition of our board of directors or management or contemplating a tender offer or other transaction for the combination of our company with another company).

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

Risks Related to Taxation

There is a risk that we could be treated as a domestic (U.S.) corporation for U.S. federal income tax purposes by reason of the transactions related to our acquisition of all of the business operations and substantially all of the assets of Check-Cap LLC on May 31, 2009, or the Reorganization.

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

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (including our pro rata share of the gross income of our 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our pro rata share of the assets of our 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in Item 10E “Additional Information—Taxation—U.S. Federal Income Taxation—General”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of our securities or the receipt of certain excess distributions from us and may be subject to additional reporting requirements. We believe that we were a PFIC for the taxable year ended December 31, 2020 and may be a PFIC for the taxable year ending December 31, 2021.  Our actual PFIC status for our current taxable year or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our taxable year ending December 31, 2021 or any subsequent taxable year.

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

Our Company

We are a clinical stage medical diagnostics company aiming to redefine CRC screening through the introduction of C-Scan®, the first and only patient-friendly preparation-free test designed to detect polyps before they may transform into cancer to enable early intervention and cancer prevention.

The disruptive capsule-based screening technology aims to increase screening adherence worldwide and enable millions of people to stay healthy. The system utilizes ultra-low-dose X-rays to scan the inner lining of the colon for precancerous polyps, and other structural abnormalities. CRC is the third most commonly diagnosed cancer, with more than 1.9 million new cases identified every year globally. Nearly 935,000 deaths occur annually worldwide as a result of CRC. While approximately 0.5% of the average-risk screening population presents with cancerous polyps in the colon and rectum at any given time, approximately 25% of the same population presents with benign polyps that could potentially turn into cancer over time. It can take up to 10 years before a pre-cancerous polyp develops into invasive cancer. As such, there is a crucial detection window for the prevention of colorectal cancer, through the detection of these benign polyps. While routine screening is recommended by The American Cancer Society for healthy people aged 45 years and older, screening adherence remains low. Currently, colonoscopy is the gold standard for the detection of colorectal polyps, but about 1 in 3 adults among the targeted screening population avoids having a colonoscopy in the U.S., and adherence in other regions of the world such as Europe and Asia is even lower, due to the invasiveness of the procedure and bowel preparation. Most patient-friendly CRC screening tests currently available, or poised to enter the market, such as fecal or liquid biopsy tests, are primarily designed to detect cancer and demonstrate low sensitivity in detecting pre-cancerous polyps. As such, they do not necessarily provide patients with the time window to pre-empt the disease. C-Scan is non-invasive and requires no preparation or sedation, allowing the patients to continue their daily routine with no interruption as the capsule is propelled through the gastrointestinal tract by natural motility. C-Scan is comprised of three main components: (1) C-Scan Cap, an ingestible X-ray scanning capsule; (2) C-Scan Track, three miniaturized patches worn on the patient’s back for integrated positioning, control and data recording; and (3) C-Scan View, a proprietary software to process and represent 2D and 3D maps of the inner surface of the colon. We believe that this solution has the potential to become an alternative for both physicians and patients and to increase the number of people completing CRC screening.

In August 2019, we announced the completion of manufacturing line transfer implementation and qualification for C-Scan to be operated by GE Healthcare, primarily to enable the manufacture of systems for U.S. clinical trials. We have recently signed a distribution agreement with GE Healthcare to support our planned U.S. clinical trial.

Our C-Scan Cap is swallowed and propelled by natural motility through the gastrointestinal tract and excreted naturally with no need for retrieval for data collection. Unlike other existing CRC screening methods, this process should not disrupt a patient’s normal activities or require fasting. Our C-Scan Cap employs ultra-low-dose X-rays, which allow the C-Scan system to scan the interior lining of the colon even when surrounded by intestinal content. As such, we believe that patients using C-Scan will not be required to undergo any prior bowel preparation.

Our C-Scan Cap is being designed to transmit position, motility and the data it collects to the C-Scan Track that will be worn on the patient’s back. The external data recorder is being designed to enable the download of the data to our C-Scan View application to allow physicians to analyze the data collected by our C-Scan Cap. The C-Scan Track is being designed to provide the physician with localization data aligned with a reconstructed image. We intend for physicians to be able to review the colon’s inner structural information.

Colonic polyps are tissue growths that occur on the lining of the colon. Polyps in the colon are common, and certain types of polyps may become cancerous over time. In the event that polyps are identified by C-Scan, the patient may be advised to undergo a subsequent traditional colonoscopy procedure to examine, remove and biopsy the polyps. For those patients who require a subsequent colonoscopy, concerns regarding pain, discomfort and embarrassment may still remain. We do not, however, believe that these concerns will make the use of C-Scan any less attractive to physicians and patients. Although patients who are initially screened utilizing a traditional colonoscopy could avoid the need for a second colonoscopy if polyps are discovered, we believe that C-Scan will still be attractive to physicians and patients who object to or cannot undergo a colonoscopy as a large number of these patients if screened will not require a subsequent colonoscopy.

We initiated our first clinical studies in 2010, consisting of two single-center feasibility studies with non-scanning (no X-ray source) capsules for the purposes of measuring gastrointestinal tract activity, colon contractions and associated capsule motility, and shortening capsule transit time.

In 2013, we initiated a multi-center prospective clinical feasibility study, designed to allow for the recruitment of 100 subjects, to establish clinical proof of concept, safety and functionality of C-Scan in patients eligible for CRC screening. Analysis conducted on the first 66 capsules swallowed by participants showed that 65 of 66 capsules swallowed were naturally eliminated, without major or minor side effects, after 62±40.7 hours. The average calculated radiation exposure was 0.06 ± 0.04 mSv (similar to a single chest radiograph). Both pedunculated and sessile polyps were detected in several patients and validated later by colonoscopy.

In September 2017, we completed a multi-center study of C-Scan in support of CE Mark submission.  The objective of the study was to assess safety and the clinical performance of C-Scan in detecting patients with polyps. The three-center trial enrolled 66 patients, with a mean age of 59 years. Following capsule ingestion, subjects swallowed small doses of contrast agent and fiber supplements with each meal throughout capsule passage. Average capsule transit time was 52±32 hours, and the average total X-ray dose was 0.05 mSv (CT colonography effective dose is ~ 6.0 mSv).  No bowel preparation, sedation, or change in diet was required.  Both confirmatory colonoscopy, performed by an independent investigator, and C-Scan review, performed by a central review group, were blinded to results. The study demonstrated a 44% sensitivity in the 45 subjects included in the analysis for polyps, with specificity (ability to correctly identify lack of polyps) of 89%.  Sensitivity strongly correlated (R-squared = 0.98) to the percentage of the colon scanned.  Sensitivity was 78% (p<0.05) and 100% (p<0.05) for subjects where greater than 50% and 70% of the colon was scanned, respectively.  Specificity was consistent for all subjects.

In the fourth quarter of 2017, we initiated an interim clinical study for the purpose of introducing an advanced version of C-Scan, Version 3, which incorporated the then latest algorithms and system optimization and tailored scanning of the colon to the patient’s natural colonic movements to maximize the amount of the colon that is tracked and imaged.  In March 2018, we announced results from the interim study.  Evaluable results of 21 patients showed average colon imaging coverage of 64%, a 40% improvement over 46% average colon imaging coverage in the multi-center study. Sensitivity was 78% (p<0.05) for subjects with greater than 50% colon imaging coverage and 100% (p<0.05) for subjects with greater than 70% colon imaging coverage. Specificity was consistent at around 89%.

Following our certification to ISO 13485:2016 by our Notified Body, and completion of our multi-center clinical study and achievement of compliance with the requirements of the Medical Devices Directive, in September 2017, we submitted a request for CE marking for the marketing and sale of C-Scan in the European Union.  We received the CE Mark certification from our notified body (DEKRA - 0344) on January 9, 2018.  In September 2018, we received approval from the Medical Devices and Accessories Division of the Israeli Ministry of Health, or AMAR, for the marketing and sale of C-Scan system in Israel, which, following its extension, is valid until March 31, 2022. For our advanced C-Scan version 4, we will be required to obtain additional approval from the notified body in conjunction with the MDR, to allow for AMAR renewal.

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

We conducted pre-submission meetings with the FDA during the period of December 2016 and February 2017 for the purpose of receiving feedback on the regulatory pathway for our system in the United States. We also sought feedback on a proposed protocol for a feasibility or pilot study, the primary purposes of which is to establish the safety of the C-Scan system and evaluate user compliance and satisfaction.  In December 2018, we received from the FDA conditional approval of our IDE application to initiate a U.S. pilot study of C-Scan and received final approval from the FDA in February 2019.

In April 2019, we initiated the U.S. pilot study of C-Scan. The U.S. pilot study (NCT03735407 ) was a prospective, multi-center, open label, single arm study was designed to evaluate the safety, usability and subject compliance of the C-Scan system. The study included 28 evaluable patients, more than two thirds of whom were considered to be of average risk for colorectal cancer. Each patient ingested a C-Scan capsule and also underwent a fecal immunochemical test (FIT) as well as a comparative colonoscopy, which was performed by an independent gastroenterologist who was blinded to the corresponding test results. The study was performed at two sites, the NYU Grossman School of Medicine and Mayo Clinic, Rochester. The primary endpoint of the study was to evaluate the incidence of device or procedure related serious adverse events. Secondary endpoints included patient compliance, subject satisfaction and device and procedure related performance. Due to sample size, the study was not designed to be powered for statistical significance. In December 2019, we announced the results of the study. No device or procedure related serious adverse events (SAEs) were reported and all device or procedure related adverse events were mild in severity. In total, 45 patients enrolled in the study, of which 40 patients underwent the study procedure. All 40 patients complied with the procedure and completed a questionnaire following the procedure and reported higher satisfaction with the C-Scan System procedure compared to colonoscopy. A total of 28 patients were evaluable after factoring in technical and physiological dropouts and protocol violations. Analysis of the evaluable patient results revealed agreement between C-Scan and colonoscopy in detection of polyps was consistent with data from the post-CE approval study.

We continue to optimize C-Scan’s functionality and patient experience in preparation for our planned pivotal study in the United States by additional clinical data collection at Israeli sites through the enrollment of up to 250 average-risk patients at 10 or more sites, using an advanced C-Scan version, which incorporates mainly advanced algorithms, improved detection and reduced energy consumption. In November 2020, we finalized our proposed pivotal design and submitted our IDE to the FDA and in March 2021, our IDE was approved. Subject to receipt of required approvals and available capital, we plan to initiate a pivotal study in the United States in late 2021 to (i) demonstrate device safety as evidenced by a lack of device-related serious adverse events; and (ii) provide efficacy data concerning C-Scan’s performance.

Following and subject to the successful completion of our pivotal trial and available capital, our current strategy is to submit a direct de novo reclassification petition, which we anticipate submitting in either late 2022 or early 2023, for FDA approval for the marketing of C-Scan in the United States. Direct de novo reclassification typically takes at least 9 to 12 months from filing to clearance. If the FDA determines that C-Scan is not a candidate for de novo reclassification, it will require approval of the device for market through the PMA process. The PMA pathway is much more costly and uncertain than the 510(k) clearance process or de novo reclassification, and generally takes at least 12 to 18 months, or even longer, from the time the application is filed with FDA to ultimate approval.

Since our formation, we have not generated any revenue. We do not anticipate generating any significant revenue for the foreseeable future and we do not yet have any specific launch dates for our product. We incurred net losses of $13.8 million in 2020, $13.8 million in 2019 and $10.6 million in 2018. As of December 31, 2020, we had an accumulated deficit of $91.0 million and a total shareholders’ equity of $16.4 million.

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

C-Scan is designed to enable early detection of precancerous polyps while providing a patient friendly solution without requiring any colon cleansing. The purpose of C-Scan is to detect colorectal polyps in subjects who, based on demographics and medical history factors, are considered average risk for CRC. If polyps are detected, the patient is elevated to high risk for CRC, which studies have shown increases the adherence of patients to undergo a colonoscopy procedure. If a positive result is obtained through the C-Scan, the patient should be referred to colonoscopy.

Although C-Scan utilizes radiation that is on average of 0.05 mSv, we believe that the potential risks associated with such radiation exposure are low compared to the potential risks associated with other procedures such as perforation, bleeding or sedation related effects (optical colonoscopy and sigmoidoscopy) and dehydration and damage to kidneys. Unlike FOBTs, FITs and stool DNA tests, our capsule-based imaging modality generates structural information on the colon, which could assist in the detection of pre-cancerous polyps. We therefore do not believe that the ultra-low-dose radiation in our capsule will make C-Scan less attractive to physicians and patients than other less-effective products that do not employ any radiation.

The Radiation Safety Division of the Soreq Nuclear Research Center found, as set forth in its report of November 2010 that was prepared at our request and based on the information provided by us and the relevant methods and principles known at such time, or the Report, that the radiation dose to the patient in the proposed screening procedure utilizing the scanning device developed by us at that time in routine operation and normal conditions is low relative to the radiation dose involved in conventional imaging procedures using X-rays (such as fluoroscopy and CT) and is also low when compared to the radiation dose involved in established screening procedures such as mammography, all as more fully described in the Report In addition, Michael S. Gossman, M.S., DABR, FAAPM, FACR, the Chief Medical Physicist in Radiation Oncology and Radiation Safety Officer, Regulation Directive Medical Physics, concluded, as set forth in his report dated November 14, 2018 that was prepared at our request and submitted to the FDA in connection with the IDE application for the U.S. pilot study, following analysis of both normal capsule transit and extreme conditions, that C-Scan is radiation dose safe for medical diagnostics and exposes patients to very low dose radiation during normal operation and that even in extreme and unlikely scenarios, patient exposure to radiation is unlikely to cause severe harm to patients undergoing the C-Scan procedure.

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

Our goal is to become a leading supplier of CRC screening technology and to establish our technology as a leading CRC screening method. Key elements of our strategy include:

•	seeking to obtain regulatory approvals for the sale of C-Scan in the United States;

•	enter into partnerships in the future when strategically attractive, including potentially with major medical device companies;

•	obtaining government and private third-party reimbursement for our technology;

•	improving and enhancing our existing technology portfolio and developing new technologies; and

•	successfully marketing our product to establish a large customer base, primarily in the U.S.

Our Technology

Our technology is based on an ingestible capsule (C-Scan Cap), which is swallowed by the patient and propelled by natural motility through the gastrointestinal tract. Our capsule transmits information to a receiving device (C-Scan Track) worn on the patient’s body that stores the information for off-line analysis. Our C-Scan Cap consists of an X-ray source and several X-ray detectors. The X-ray source is contained in a rotating radiation shield, enabling the generation of 360-degree angular scans. The collection of successive angular scans is intended to enable the virtual reconstruction of a portion of the colon’s inner surface. During movement of our capsule longitudinally through the colon, successive images of portions of the colon enable the three-dimensional reconstruction of the colon. C-Scan is also intended to enable structural identification of polyps, and masses, which protrude inward into the colon, through the detection of irregularities in the topography of the colon’s inner surface.

C-Scan is intended to be prescribed to patients by physicians. Immediately prior to capsule ingestion, patients will swallow 15ml of iodinated oral contrast medium, combined with oral fiber, and continue to do so  in order to enhance the contrast of the colon surface. The capsule is propelled by natural motility through the gastrointestinal tract. During transit, information is transmitted to the C-Scan Track, which stores the information for off-line analysis. After our C-Scan Cap is expelled from a patient’s body, the C-Scan Track data will be downloaded into our workstation (C-Scan View) through which physicians will utilize our data viewer software application to analyze the data collected by C-Scan. Our proprietary software is being designed to process the data and produce a two and three-dimensional visualization of the colon’s inner surface. A physician will then analyze the visualization to determine whether any anatomical anomalies are present on the inner surface of the colon.

C-Scan consists of the following three main subsystems that together enable the generation of high-resolution 3D imaging of the colon’s inner surface, further described below: (i) an ultra-low-dose X-ray based colon scanning capsule (C-Scan Cap); (ii) C-Scan Track; and (iii) a PC-based standalone application (C-Scan-View).

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

The C-Scan system presented in Figure 1 includes three main units, C-Scan Cap, C-Scan Track and C-Scan View. The C-Scan procedure steps are illustrated in Figure 2.  The C-Scan Track is attached to the patient’s back, after which, the patient ingests the C-Scan capsule. The capsule starts moving through the patient’s gastrointestinal system until it reaches the colon where it starts scanning the colon walls and transmitting the acquired data to the C-Scan Track. Following the natural excretion of the capsule, the patient returns the C-Scan Track to enable data loading and analysis using C-Scan View. The analysis report includes an indication of either “NO- Average Risk” in cases where no suspicious findings were identified or “YES- Elevated Risk” in cases where suspicious findings were identified. An operational block diagram is presented below in Figure 4.

Figure 1: Illustration of C-Scan system units

Figure 2: Illustration of C-Scan system procedure

C-Scan Cap

C-Scan Cap is an X-ray scanning capsule, which enables detection of suspected polyps. C-Scan Cap is ingested by the patient and propelled by peristalsis, natural motility, it passes through the gastrointestinal tract and is excreted naturally, with either no need for retrieval or required retrieval of the capsule, depending on the local agency guidance.

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

Check-Cap

X-Ray detectors
Electronics
X-Ray source
Batteries
Collimator and Concealment Mechanism

Check-Cap Imaging Capsule

Image for illustration purpose only

Figure 3: C-Scan Cap

C-Scan Track

C-Scan Track is a small, disposable system attached to the patient’s back via biocompatible adhesive skin patches. C-Scan Track communicates with the C-Scan Cap and enables data download for analysis purposes. Both the C-Scan Track and C-Scan Capsule are equipped with an electromagnetic capability allowing for capsule position and orientation estimations through the C-Scan Track. A dedicated scan control algorithm (SCA) identifies the C-Scan Cap’s movements in the colon and, accordingly, commands the C-Scan Cap when to perform a scan. C-Scan Track also measures the transit time from capsule ingestion to excretion through radio frequency communication to a non-volatile memory device, and enable data retrieval, through either wired or wireless communication, to an external processor.

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

The data from the C-Scan Track is loaded and processed to create a reconstruction model of the colon wall, which is displayed in the C-Scan View as structural information of the colon wall, as well as Whole-Gut-Transit-Time (WGTT) data.  The data is analyzed by a team that includes expert analysts, who review the structural information to identify suspicious findings that are protruding or bulging on the colon wall.  The analysts consider capsule’s WGTT as part of the analysis process.  The gastroenterology physician reviews the analysis in the C-Scan View and generates the final report as to whether the patient is assessed to be at average or at elevated risk, determined through a combined analysis consisting of both structural analysis and transit time analyses.

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

Check-Cap

(a)
Edge Spread Function
(MTF Estim. Cap157 /det6 /CMT)
Intensity
mm
(b)
Line Spread Function
(MTF Estim. Cap157 /det6 /CMT)
mm

Image for illustration purpose only

The graphs above demonstrate that the existing design of C-Scan can detect objects of approximately 2-3mm when noise is not taken into account.

•          Resolution Limit: Estimation of the Smallest Visible Object Size. In order to estimate the size of the smallest visible object, both spatial resolution and noise characteristics must be taken into account. The graph below presents the estimated MTF of C-Scan. Noise analysis indicates MTF 1/3 for minimum visibility, which demonstrates that the smallest visible object that can be detected with the existing design of C-Scan (in the conditions used, which included a colon diameter of 30mm) is of approximately 5-6 mm (see graph below).

Check-Cap

Modulation Transfer Function
(MTF Estim. Cap157 /CMT)
Mod. Transfer
Spatial Frequency [1/mm]

Image for illustration purpose only

Image Reconstruction

Two main characteristics of C-Scan contribute to the image reconstruction performance:

•	The number of photons hitting the detector per time frame.

•	The angular spread of the photon beam coming out of the capsule collimator.

Based on the laboratory tests performed with a previous version of C-Scan, polyps of 6 mm and larger should be visible and 10 mm polyps and larger are expected to be detected at higher sensitivity. To further enhance the visibility of 6 mm - 9 mm polyps, a new design of the collimator was successfully incorporated and tested in our advanced C-Scan Cap that is expected to enable 1.5 times the number of photons to be detected by the detectors, allowing our recently enhanced algorithm to improve the imaging performance.

Animal Testing and Tissue Equivalent Phantom Image Reconstruction

The physics of our imaging modality was tested in the laboratory on phantoms with tissue equivalent material and in animals to ensure that laboratory conditions mimic real life clinical scenarios.

Following the initial proof of concept, we performed a series of studies in order to evaluate the feasibility and preliminary safety of our technology. All studies were performed in pigs ranging from 60 to 90 kg. Pigs, which are commonly used in gastrointestinal studies, were selected as the animal model for preliminary evaluation of C-Scan based on the resemblance of the porcine colon size and morphology to the human colon. However, there are marked differences between the colon of pigs and that of humans. The pig colon is much longer and has a larger diameter, in addition to other anatomical differences. In the pig model, the pressure waves of peristalsis are believed to be more frequent and shorter than in humans. As a result, we believe that colon content movement is substantially slower and more frequent in pigs than in humans. In these studies, we did not intend to collect statistically significant data; hence, the tests were repeated a limited number of times until adequate data was collected.

The first test was performed to demonstrate imaging proof-of-concept using a wired C-Scan. This technology included all the basic features intended to be included in the clinical C-Scan, but on a larger scale due to the use of off-the-shelf components. The subsequent studies used versions of the C-Scan that integrated most of the imaging components, software and electronics of C-Scan that we used with humans. Since off-the-shelf components were used, the animal capsules were larger and heavier than the version of C-Scan that are used clinically.

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

The capsules evaluated in the animal studies were significantly larger than the capsules that we are using with humans. The differences in anatomy, physiology, and capsules may have several effects on the data compared to use in the human population. Motility of the capsules through the digestive C-Scan was slow due to the specific shape of the porcine gastrointestinal tract. In addition, because of the size of the capsule, it was retained in the stomach for many hours and even days. Accordingly, the animal model required that normal ingestion be replaced by direct insertion of the capsule into the small bowel. In order to simplify the development and animal testing, we used Tungsten radiation source with long half-life (120 days).

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
CMT
XRF
0
20
40
60
80
100
10
30
50
70
90

ROC between detectors

Image for illustration purpose only

Clinical Trials

We initiated our first clinical study at University Hospital, Hamburg, Germany in 2010. The purpose of this study was to monitor and record the colon contractions and the associated motility of the capsule in the colon.  This study was conducted with a passive capsule that contained no X-ray source or detectors. It included several electronic components of C-Scan and had similar dimensions to the current capsule.  63 healthy volunteers were enrolled and no adverse events were reported.

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

A 10 subject clinical proof-of-concept study, conducted at Tel Aviv Sourasky Medical Center in Israel and using a prior version of C-Scan, did not identify any material safety or feasibility issues. The study demonstrated the applicability of C-Scan to the human colon, generating images of the colon without any prior bowel preparation. All subjects ingested the capsule easily with smooth passage within the designated transit time, on average, within 48-72 hours. There were no reported device-related adverse events. Mild effects on bowel movements were noted, which were determined to be related to the contrast agent and passed within one to two days after the capsule excretion.  Estimated total radiation exposure was calculated using standard established factors for calculating effective radiation exposure, such as the duration of the capsule inside the body, and was based on the activity of the radiation source inside the C-Scan Cap and radiation energy, both of which were measured for each case study. The average calculated exposure for the entire procedure in the 10-case study, from ingestion of the capsule to excretion, was 0.03 mSv (STD 0.007 mSv). This level of radiation exposure is similar to a single chest X-ray (approximately 0.06mSv) and two orders of magnitude less than a CTC.

The 10-subject study constituted the initial phase of a multi-center, prospective clinical feasibility study to establish the safety, functionality and preliminary efficacy of C-Scan in patients eligible for CRC screening, by comparing results from the clinical feasibility study with those from non-invasive, low-sensitivity FITs, as well as from optical colonoscopies. The feasibility study has been designed to allow for the recruitment of 100 subjects. The study was conducted at multiple centers in Israel. The clinical feasibility study was used to evaluate the image resolution generated by the capsule in a human colon without cathartic preparation, assess polyp imaging in various shapes and in different segments of the colon, and evaluated the safety of the device in terms of total and segmental transit time and analyze the effects of the presence of polyps and variable colon dimensions on these parameters. During the feasibility study we collected data regarding the overall imaging of the colon’s internal surfaces during the passage of the capsule to support the development of a correlation map of polyps identified through our imaging system with polyps imaged by optical colonoscopy and CTC. Additionally, the feasibility study allowed for the measurement of total radiation exposure and the distribution of contrast material within the colon.

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

In September 2017, we completed a multi-center study of C-Scan in support of CE Mark submission. The objective of the study was to assess safety and the clinical performance of C-Scan in detecting patients with polyps. The three-center trial enrolled 66 patients, with a mean age of 59 years. Following capsule ingestion, subjects swallowed small doses of contrast agent and fiber supplements with each meal throughout capsule passage. Average capsule transit time was 52±32 hours, and the average total X-ray dose was 0.05 mSv (CT colonography effective dose is ~ 6.0 mSv). No bowel preparation, sedation, or change in diet was required. Both confirmatory colonoscopy, performed by an independent investigator, and C-Scan review, performed by a central review group, were blinded to results.  The study demonstrated a 44% sensitivity in the 45 subjects included in the analysis for polyps, with specificity (ability to correctly identify lack of polyps) of 89%. Sensitivity strongly correlated (R-squared = 0.98) to the percentage of the colon scanned. Sensitivity was 78% (p<0.05) and 100% (p<0.05) for subjects where greater than 50% and 70% of the colon was scanned, respectively. Specificity was consistent for all subjects.

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

During the first quarter of 2018, we initiated a multi-center, open label, home monitoring, prospective study designed to determine the performance characteristics of C-Scan Version 3, for detecting pre-cancerous polyps compared with the fecal immunochemical test (FIT), in each case using colonoscopy as the reference method, for the purpose of collecting additional evidence of clinical effectiveness and clinical utility to support market adoption. The study included 90 evaluable patients who either had known polyps or were considered to be of average risk. Each patient ingested a C-Scan capsule and also underwent a FIT and a comparative colonoscopy performed by independent gastroenterologists, who were blinded to the corresponding test’s results. The C-Scan clinical evaluation was obtained using the evaluable patient population implementing a gender-based motility analysis and the results of both C-Scan and FIT were compared to colonoscopy. The primary efficacy endpoint of the study was sensitivity (ability to correctly identify patients with polyps) and specificity (ability to correctly identify patients with lack of polyps) of the C-Scan system compared to FIT in detecting subjects with polyps ≥10 mm. In July 2019, we announced final results from our post-CE approval study. The results demonstrate that C-Scan achieved a sensitivity of 76% (p=0.0005) in patients with polyps ≥10 mm, while FIT achieved a sensitivity of 29% (p=0.005) in patients with polyps ≥10 mm. C-Scan achieved a specificity of 82% in all patients, while FIT achieved a specificity of 96% in all patients. In addition, C-Scan detected all 4 patients (100%) with polyps ≥40 mm, while the FIT detected only 1 of the 4 patients (25%) with polyps ≥40mm. Overall, C-Scan achieved a sensitivity of 66% (p=0.01) in all patients, including patients with polyps <10mm, while FIT achieved a sensitivity of 23% (p<0.0001) in all patients, including patients with polyps <10mm. In total, 142 patients enrolled in the study and after factoring in technical and physiological dropouts and protocol violations, the number of evaluable patients was 90. No serious adverse events were reported, and the adverse events were mild in severity.

In December 2018, we received from the FDA conditional approval of our IDE application to initiate a U.S. pilot study of the C-Scan Version 3 and received final approval from the FDA in February 2019. In April 2019, we initiated the U.S. pilot study of C-Scan. The U.S. pilot study (NCT03735407 ) was a prospective, multi-center, open label, single arm study was designed to evaluate the safety, usability and subject compliance of the C-Scan. The study included 28 evaluable patients, more than two thirds of whom were considered to be of average risk for colorectal cancer. Each patient ingested a C-Scan capsule and also underwent a fecal immunochemical test (FIT) as well as a comparative colonoscopy, which was performed by an independent gastroenterologist who was blinded to the corresponding test results. The study was performed at two sites, the NYU Grossman School of Medicine and Mayo Clinic, Rochester. The primary endpoint of the study was to evaluate the incidence of device or procedure related serious adverse events. Secondary endpoints included patient compliance, subject satisfaction and device and procedure related performance. Due to sample size, the study was not designed to be powered for statistical significance. In December 2019, we announced the results of the study. No device or procedure related serious adverse events (SAEs) were reported and all device or procedure related adverse events were mild in severity. In total, 45 patients enrolled in the study, of which 40 patients underwent the study procedure. All 40 patients complied with the procedure and completed a questionnaire following the procedure and reported higher satisfaction with C-Scan procedure compared to colonoscopy. A total of 28 patients were evaluable after factoring in technical and physiological dropouts and protocol violations. Analysis of the evaluable patient results revealed agreement between C-Scan and colonoscopy in detection of polyps was consistent with data from the post-CE approval study.

In preparation for the planned pivotal study, that we expect to initiate in late 2021, we continue to optimize the functionality and patient experience of our advanced version of C-Scan, which incorporates mainly advanced algorithms, improved detection and reduced energy consumption,  through additional clinical data collection at Israel sites. To this end, we have finalized a clinical trial protocol for a study in Israel and identified over 10 clinical trial sites to enroll up to 250 average risk patients.

In November 2020, we finalized our proposed pivotal design and submitted our IDE application to the FDA and in March 2021, our IDE was approved.

Research and Development

Our research and development strategy is centered on developing C-Scan. Our research and development team is located at our facilities in Isfiya, Israel, and consists of 54 individuals employed on a full-time basis and 3 individuals on a part-time basis as of March 15, 2021.

We have received grants from the Government of the State of Israel through the IIA (formerly the OCS) for the financing of a portion of our research and development expenditures and a portion of our expenditures relating to our transition to manufacturing pursuant to the Innovation Law and related regulations and guidelines. As of December 31, 2020, we had received funding from the IIA in the aggregate amount of approximately $5.6 million and had a contingent obligation to the IIA in the amount of approximately $6.1 million. As of December 31, 2020, we had not paid any royalties to the IIA. In January 2021, we received an additional IIA grant to support the funding of our transition from research and development to manufacturing in the amount of up to $750,000 (along with a co-investment by us of the same amount), subject to the terms and conditions set forth in the grant approval, of which we received approximately $260,000 in January 2021. We may apply for additional IIA grants in the future; however, there is no assurance that such applications will be approved in the amount requested or at all.  We cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

We incurred approximately $10.0 million, $10.5 million and $7.6 million in research and development expenses, net (after deducting participation by others and government grants) for the years ended December 31, 2020, 2019 and 2018, respectively. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Operations Overview—Research and Development Expenses, Net.”

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

As of December 31, 2020, we had 46 granted patents (not including separate validations in Europe), 2 allowed patent application and 17 pending patent applications worldwide relating to various elements and functions of our products and related enhancements. We have submitted patent applications covering our technology in the United States, member states of the European Patent Organisation, Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan and South Korea. We have received patent grants for our core patent by the United States Patent and Trademark Office as well as from the European Patent Office, Australia, China, Hong Kong, Israel, India, Canada, South Korea and Japan.  We also filed patent applications describing the use of our technology in several other medical applications.

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

While our policy is to obtain patents by application, to maintain trade secrets and to seek to operate without infringing on the intellectual property rights of third parties, technologies related to our business have been rapidly developing in recent years. Additionally, patent applications that we may file may not result in the issuance of patents, and our issued patents and any issued patents that we may receive in the future may be challenged, invalidated or circumvented. For example, we cannot predict the extent of claims that may be allowed or enforced in our patents nor be certain of the priority of inventions covered by pending third-party patent applications. If third parties prepare and file patent applications that also claim technology or therapeutics to which we have rights, we may have to partake in proceedings to determine priority of invention, which could result in substantial costs to us, even if the eventual outcome is favorable to us. Moreover, because of the extensive time required for clinical development and regulatory review of a product we may develop, it is possible that, before C-Scan can be commercialized, related patents will have expired or will expire a short period following commercialization, thereby reducing the advantage of such patent. Loss or invalidation of certain of our patents, or a finding of unenforceability or limited scope of certain of our intellectual property, could have a material adverse effect on us. See “Item 3D “Key Information—Risk Factors—Risks Related to Our Intellectual Property.”

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

In March 2021, we entered into an exclusive license agreement with the University of Missouri with respect to certain patents held by the University of Missouri that the University of Missouri claimed included background intellectual property in C-Scan. In consideration for the grant of an exclusive license to those patents in the medical field, we agreed to pay royalties ranging from $0.30 to $5.00 per C-Scan unit depending on the number of units sold up to $15,000,000 in the aggregate.

Competition

Competition for C-Scan comes from traditional well-entrenched manufacturers of tests and equipment for CRC screening, such as colonoscopy, sigmoidoscopy, CTC, optical capsule endoscopy, FOBTs and FITs. The principal manufacturers of equipment for optical colonoscopy and sigmoidoscopy include Olympus, Pentax, Hoya and Fuji Film. The principal manufacturers of equipment for CTC include General Electric Healthcare Systems, Siemens Medical Solutions, Philips Medical Systems Ltd. and Toshiba Corporation.  The principal manufacturer of equipment for optical capsule endoscopy includes Medtronic plc.  All of these companies have substantially greater financial resources than we do, and they have established reputations as well as worldwide distribution channels for providing medical instruments to physicians.

Additional competition comes from several companies that have developed or are developing non-invasive technologies based on stool, serum, or molecular diagnostics (from blood and other bodily fluids), or MDx, tests that are used primarily to indicate the presence of CRC or advanced adenomas through associated markers. These companies include Polymedco, Exact Sciences, Epigenomics AG, Gene News, EDP Biotech Corporation, Illumina, Inc., Quest Diagnostics VolitionRx Nu.Q diagnostic, Freenome and Grail. In August 2018, Exact Sciences announced that it entered into a U.S. promotion agreement with Pfizer for the promotion of Cologuard ®, a non-invasive stool DNA screening test for colorectal cancer. During the past years, there has been an extensive effort in utilization of molecular biology and advanced computational techniques to develop methods capable to identify cell-free cancer biomarkers. These advancements are greatly supported by large capital investments due to their promising claims to defeat cancer at its early stages.

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

Sales and Marketing

Our goal is to establish our position as a leading player in the CRC screening market. Although we do not currently generate revenues, we expect to generate revenues through sales of C-Scan following demonstration of acceptable clinical safety and effectiveness and obtaining required regulatory approvals and licensures.

Because we are still in the clinical and development stage, we are subject to certain challenges, including, among others, that:

•	our technology has been tested on a limited basis and therefore we cannot assure the product’s clinical value;

•
following the receipt of CE Mark of conformity to protection standards for sale of the C-Scan system in the European Union, we may need to obtain additional regulatory approvals in certain local jurisdictions in the European Union before we can commence marketing and sale of C-Scan and will need to obtain the requisite regulatory approvals in the United States, Japan and other markets where we plan to focus our commercialization efforts;

•	we need to raise an amount of capital sufficient to complete the development of our technology, obtain the requisite regulatory approvals and commercialize our current and future products;

•	we need to obtain reimbursement coverage from third-party payors for procedures using C-Scan;

•	we need to scale-up our manufacturing capabilities of C-Scan in commercial quantities at an adequate quality and at an acceptable cost; and

•	we need to establish and expand our user base while competing against other sellers of capsule endoscopy systems as well as other current and future CRC screening technologies and methods.

Our ability to operate our business and achieve our goals and strategies is subject to numerous risks as described more fully in “Risk Factors.”

Our primary corporate objective is obtaining the U.S. clearance/approval for C-Scan. However, in parallel we are evaluating whether to commence pilot sales in Israel and Europe subject to our progress in obtaining the regulatory approval in the U.S.,  approval under MDR in Europe and associated approval in Israel (AMAR), available capital and engagement with strategic partners. In these markets, we are planning to work with strategic partners and/or local distributors who are active in the gastroenterology field and who have already demonstrated excellent performance in introducing new and innovative technologies.

In Europe, we intend to offer C-Scan as an imaging and screening tool for the general population. In the United States, we may choose to first obtain regulatory clearance/approval for C-Scan in a screening sub-population, and after we have conducted more extensive clinical studies supported by compelling evidence in the United States, we would anticipate applying to the FDA for the use of C-Scan as a primary screening tool.

Subject to the successful completion of our clinical trials and the receipt of our initial FDA clearance/approval, we expect to launch the product in the U.S. market, where we will consider to either set up our own sales force or align with a strategic partner. Initially, we anticipate selling C-Scan to the private sector. We are currently building our strategy for reimbursement and we plan to work intensively to obtain reimbursement by Medicare and private insurers within the shortest possible time frame.

Subject to local regulatory approval, we also intend at a later stage to market C-Scan in key markets in Asia. Initial efforts are expected in Japan, in view of its developed CRC screening market.

Manufacturing and Suppliers

Our manufacturing operations are conducted at a facility located in Isfiya, Israel.  Prior to January 26, 2021, we leased approximately 900 square meters at this facility under a lease agreement scheduled to expire on May 31, 2022. On January 26, 2021, we entered into a new lease agreement, as amended, according to which effective as of April 1, 2021, the existing lease agreement shall terminate and we shall lease approximately 1,550 square meters at the same facility located in Isfiya, Israel. The new lease agreement expires on December 31, 2023, and we have an option to extend the agreement for an additional period of three years. We have the right to terminate the new lease agreement at any time, upon at least 60 days prior written notice.

We currently have sufficient space to manufacture C-Scan for the clinical studies, but have limited resources and facilities in commercially manufacturing large quantities of C-Scan and C-Scan View to meet the demand we expect for our future commercialization efforts. We have faced and expect to face certain technical challenges as we increase manufacturing capacity, including, among others, logistics associated with the handling of radioactive materials, equipment design and automation, material procurement, lower than expected yields and increased scrap costs, as well as challenges related to maintaining quality control and assurance standards, while maintaining commercially efficient pricing for C-Scan. Our production objective is to establish a scalable capacity in order to meet such expanded demand for C-Scan and market expansion. If we are unable to scale up our manufacturing capabilities to meet our clinical trials needs and future market demand, our growth could be limited and our business, financial condition and results of operations could be materially adversely affected.

We are continuing to upgrade and expand our production system and capacity and developing supply chain systems to support production for clinical trials. We have integrated a product life management system to enable overall life cycle tracking and documentation including full configuration management control and manufacturing documentation.

In July 2016, we entered into an agreement with GE Healthcare to develop and demonstrate proof of principle of the process for high-volume manufacturing for the production of the X-ray source and its assembly into our C-Scan capsule. The agreement was amended in November 2017 in order to further our manufacturing collaboration with GE Healthcare. The agreement involves GE’s final assembly, packaging and shipping of C-Scan capsules.  We supplied GE Healthcare with supporting calibration and final assembly methodology and equipment and in August 2019, we announced the completion of manufacturing line transfer implementation and qualification for C-Scan operated by GE Healthcare, primarily to enable the availability of C-Scan for U.S. clinical trials.

In January 2021, we received an additional IIA grant to support the funding of our transition from research and development to manufacturing in the amount of up to $750,000, including for the purpose of the establishment of our own X-Ray source manufacturing line in Israel, which currently is produced by a single source supplier.

We do not currently have any sales. We are planning to develop a scale-up plan to meet our expected commercial supply needs. We are also working on a plan to expand our manufacturing capacity to support the expected larger clinical volume and subsequent higher volumes expected in the early commercialization stage. We are exploring whether certain components of C-Scan can be assembled outside of Israel. In preparation for commercialization in the U.S., we are continuing to explore whether it would be possible to assemble the capsule without the X-ray source in Israel, and have the X-ray source subsequently assembled into C-Scan at a certified radioisotope manufacturer site or at a distribution center outside Israel. In addition, we are expanding our assembly line in Israel and are considering, among other options, the buildup of new assembly lines in the United States and Europe, and obtaining alternative sources for the key capsule components (such as the motor, X-ray detectors, electrical components and PCBs). All of the facilities in which manufacturing and assembly of our products will be conducted will need to comply with applicable regulations and standards for medical devices.

We have received grants from Government of the State of Israel through the IIA (formerly the OCS) for the financing of a portion of our research and development expenditures and a portion of our expenditures relating to our transition to manufacturing, pursuant to the Innovation Law and related regulations and guidelines. The terms of the IIA grants subject us to certain restrictions relating to the transfer of the manufacturing of IIA-funded products outside Israel and the transfer of IIA-funded know-how outside Israel. Even following the full repayment of any IIA grants, we must nevertheless continue to comply with the requirements of the Innovation Law and regulations and guidelines thereunder. The foregoing restrictions may impair our ability to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. See “Risk Factors – Risks Related to Our Operations in Israel – Pursuant to the terms of the Israeli government grants we received for research and development expenditures and expenditures relating to our transition to manufacturing program, we are obligated to pay certain royalties on our revenues to the Israeli government. The terms of the grants require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events.”

We currently depend on single source suppliers for some of the components necessary for the production of C-Scan. For example, we currently have a single supplier for the motor used to rotate the collimated X-ray source in C-Scan, for the customized X-ray detectors and for the X-ray source and batteries used in C-Scan. There is a limited number of manufacturers worldwide who are capable of manufacturing the motor, the customized X-ray detectors, the X-ray source and the batteries that we currently use in C-Scan. In addition, the ASIC residing in C-Scan is currently manufactured for us by a single FAB. However, there are many alternative FABs worldwide and the design of our current ASIC could be adapted in the event it became necessary to use an alternative FAB.  Furthermore, we do not currently have written contracts with most of such suppliers.  While our current suppliers have been able to supply the required quantities of such components to date, if the supply of these components is disrupted or terminated or if our current suppliers are unable to supply required quantities of components, we may not be able to find alternative sources for these key components in a timely manner. Although we are planning to maintain strategic inventory of key components, the inventory may not be sufficient to satisfy the demand for C-Scan if such supply is interrupted, or subject to risk of loss due to catastrophic events such as a fire at our storage facility.  In addition, to partially mitigate the risks of reliance on single source suppliers, we are seeking alternate manufacturers for some of our components which requires us to dedicate significant resources and investment. There can be no assurance that we will be successful in seeking alternate suppliers or establish our own production line.  As a result of the foregoing, we may be unable to meet our clinical trials timelines and to meet the demand for C-Scan, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation. If we are required to change the supplier of any of these key components, there may be a significant delay in locating a suitable alternative manufacturer. In addition, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with FDA and other applicable quality standards and with all applicable regulations and guidelines. For example, our agreement with the supplier of the X-ray source used in C-Scan terminates on December 31, 2021, and we intend to establish our own production line for our X-ray source in Israel as an alternative, however, we cannot assure you that we will succeed in establishing our in house production line in Israel or abroad and we may be required to find an alternative source for the X-ray source, which we may not be able to do in a timely manner.  The delays associated with the introduction of a new manufacturer for certain key components, could delay our ability to manufacture C-Scan in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of C-Scan ceases operations or otherwise ceases to do business with us, we may not have access to the information necessary to enable an alternative supplier to manufacture the component. The occurrence of any of these events could harm our ability to meet demand for C-Scan in a timely manner or within budget.

Environmental Health and Safety Matters

We are subject to environmental health and safety laws and regulations in Israel, governing, among other things, the use of radioactive materials, including the Israeli Radioactive Elements and their Products, Regulation, 1980, the Israeli Work Safety Regulations (Occupational Safety and Health of Ionizing Radiation Practitioners) 1992-5753 and Women Employment Regulations (Work with Ionizing Radiation), 1979-5739. Our current research and development activities require, and our currently contemplated commercial activities will require, permits from various governmental authorities including, Israel’s Ministry of Environmental Protection, Israel’s Ministry of Health , local municipal authorities and the NRC and Agreement State regulators. Failure to obtain or maintain any such permits could have a material adverse effect on our business, financial condition and results of operations. The Ministry of Environmental Protection and the Ministry of Health conduct from time to time periodic inspections in order to review and ensure our compliance with the various regulations.

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

U.S. Government Regulation

C-Scan is a medical device subject to extensive regulation by FDA and other U.S. federal and state regulatory bodies. To ensure that medical products distributed in the United States are safe and effective for their intended use, FDA has imposed regulations that govern, among other things, the following activities that we or our partners perform and will continue to perform:

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

De Novo Reclassification

If the FDA finds that there is no suitable predicate device for C-Scan, it will automatically be considered a class III device. However, in instances where a device is novel and there is no suitable predicate device, but that device is deemed to be of low to moderate risk, the FDA can reclassify the device to class I or class II via de novo reclassification. This process involves the submission of a reclassification petition, and the FDA’s acceptance that “special controls” are adequate to ensure the product’s performance and safety.

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

Our current strategy is to submit a direct de novo reclassification petition for C-Scan. To support a direct de novo reclassification petition, our objective is to demonstrate that the device poses a low to moderate risk to patients. If the FDA determines that C-Scan is not a candidate for de novo reclassification, it will require approval of the device for market through the PMA process.

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

Regulatory Pathway for C-Scan

We have established a clinical and regulatory strategy with our advisors and have conducted a pre submission meeting during the period of December 2016 and February 2017, with the FDA (an informal interaction to facilitate a clearer understanding of FDA’s expectations). During this process, we received the FDA’s feedback on our submission and our questions. We also sought feedback on a proposed protocol for a feasibility or pilot study, the primary purposes of which was to establish the safety of the C-Scan system and evaluate user compliance and satisfaction. In December 2018, we received from the FDA conditional approval of our IDE application to initiate a U.S. pilot study of the C-Scan system and received final approval from the FDA in February 2019. In April 2019, we initiated the U.S. pilot study of C-Scan that was completed by December 2019.  In November 2020, we finalized our proposed pivotal design and submitted our IDE to the FDA and in March 2021, the FDA approved our IDE.

In preparation for the planned pivotal study, that we expect to initiate in late 2021, we continue to optimize the functionality and patient experience of our advanced version of C-Scan, which incorporates mainly advanced algorithms, improved detection and reduced energy consumption,  through additional clinical data collection at Israel sites. To this end, we have finalized a clinical trial protocol for a study in Israel and identified over 10 clinical trial sites to enroll up to 250 average risk patients.

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

We believe that important potential benefits of C-Scan for CRC screening are the elimination of the need for bowel preparation, the elimination of the need for conscious sedation, the minimally invasive, painless nature of the examination, and the ability to pursue normal daily activities immediately following the procedure. Furthermore, the C-Scan system is being designed to generate information from segments of the colon (e.g., cecum and ascending colon) that are difficult to access by conventional optical colonoscopy (i.e., incomplete colonoscopies) without the risks and discomforts of operative examination or other invasive methods. We believe these benefits will be attractive to a large number of patients from the target populations that so far refrained from any screening tests. Thus, we anticipate that our capsule will increase the public compliance to screening recommendation.

If FDA determines that C-Scan is not a candidate for de novo reclassification, it will require approval of the device for market through the PMA process. Because of the technological characteristics of this device, the non-clinical tests (including lab and animals) and clinical data required may not be significantly different between de novo and PMA regulatory processes. We believe that under both scenarios, we will be required to conduct a multi-center clinical study to establish the safety and efficacy and to demonstrate sensitivity and specificity of C-Scan in several hundreds of patients.

In February 2021, the FDA granted us a Breakthrough Device designation for C-Scan for the indication as stated in the FDA's Breakthrough Device designation approval, as follows: “C-Scan is intended to identify adult subjects 50 years or older, within the average risk population, who are at elevated risk for polyps larger than or equal to 1 cm. It is intended for adults who are poor candidates for colonoscopy. Polyps have been shown to be associated with the development of colorectal cancer. C-Scan is not intended to replace colonoscopy. A positive C-Scan result should be followed by colonoscopy.”

The FDA’s Breakthrough Device Program aims to provide patients and providers with expedited access to innovative medical devices that offer more effective diagnosis by expediting their development, assessment and review while preserving the statutory standards for premarket approval. In addition, the Centers for Medicare & Medicaid Services (CMS) has created expedited and special reimbursement pathways and programs based on FDA’s Breakthrough Device designation, for which we may be eligible.

FCC Clearance and Regulation

Because C-Scan includes a wireless radio frequency transmitter and receiver, it is subject to equipment authorization requirements in the United States. The U.S. Federal Communications Commission, or FCC, requires authorization of radio frequency devices before they can be sold or marketed in the United States, subject to limited exceptions. The authorization requirements are intended to confirm that the proposed products comply with FCC radio frequency emission, power level standards, and other technical requirements and will not cause interference. Our system is using the same frequency band as other approved capsules. The current design of C-Scan complies with the FCC’s technical requirements and we expect that our advanced design will comply with the FCC’s technical requirements, so it is expected that it will be authorized by the FCC as well.

Third-Party Coverage and Reimbursement

Coverage of and reimbursement for C-Scan and related procedures, after approval, will be subject to the requirements of various third-party payors, including government-sponsored healthcare payment systems and private third-party payors. Coverage policies and reimbursement methodologies vary significantly from program-to-program and may be subject to federal and state regulations. For example, the Social Security Act requires all items and services to be “reasonable and necessary for the diagnosis or treatment of illness or injury or to improve the functioning of a malformed body member” in order to be covered by Medicare. While Medicare might not provide separate reimbursement for a device, it, may include payment for the device in the payment to the facility or physician for the related procedure. Third-party payors’ coverage and reimbursement policies, including their interpretations of whether an item or service is “reasonable and necessary” or experimental and/or investigational, and their payment methodologies, are subject to change pursuant to legislation, regulation, or, in the case of private payors, negotiations with industry and providers.

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

•
Analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to items or services reimbursed under Medicaid and other state programs or, in several states, apply regardless of the payor. Several states now require medical device manufacturers to report expenses relating to the marketing and promotion or require them to implement compliance programs or marketing codes. For example, California, Connecticut and Nevada mandate the implementation of corporate compliance programs, while Massachusetts and Vermont impose more detailed restrictions on device manufacturers’ marketing practices and tracking and reporting of gifts, compensation and other remuneration to healthcare providers;

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

NRC Regulatory Issues

As C-Scan includes an ingestible capsule with a radioactive source, the company must address NRC or relevant NRC Agreement State licensing requirements and regulations, in addition to FDA requirements.  It must also consider the licensing requirements and regulations of other nuclear regulators in jurisdictions in which we intend to commercialize C-Scan. An Agreement State is a state that has signed an agreement with the NRC authorizing the state to regulate certain uses of radioactive materials within the state. Agreement State regulations are often substantially similar to the NRC’s regulations, but may be stricter in certain circumstances.

C-Scan is loaded with an X-ray source, sealed and then ingested by the patient. Although the NRC places conditions and limitations on the disposal of radioactive material in the sanitary sewer, such conditions and limitations do not apply to excreta of individuals that are undergoing medical diagnosis or therapy with radioactive material, which can be disposed of in the sanitary sewer system without restriction. Following discussion with NRC staff, the NRC staff has determined that the C-Scan capsule after it passes through a person and is excreted in human waste is not considered excreta and is instead a distinctive radioactive source separate from the excreta. Therefore, at this stage during clinical trials in the USA, the C-Scan will need to be collected and cannot be disposed of in the sanitary sewer system. After discussions with the NRC staff, at this time we intend to seek a change in NRC regulations through established NRC rulemaking process following completion of additional FDA trials in the USA. Although the NRC staff has indicated it will consider a rulemaking proposal on this topic, there is no assurance that the NRC will approve a change to its regulations to permit the unrestricted disposal of the C-Scan capsule in the sanitary sewer system.  It is also possible that other regulatory commissions worldwide will take a similar positions in relation to C-Scan and we may face limitations in those other jurisdictions in which we intend to commercialize C-Scan in relation to the disposal of our C-Scan Cap in the sanitary system.  This could include requiring patients to retrieve our C-Scan Cap after use, which could make C-Scan less attractive.

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

The NRC regulations do exempt certain products from their regulations. Existing exemptions from licensing requirements for the use of byproduct material include exemptions for specific products (e.g., time pieces), exemptions for classes of products (e.g., gas or aerosol detectors), and broader materials exemptions for “exempt concentrations” and “exempt quantities” of radioactive material. These two broad materials exemptions specifically exclude the transfer of byproduct material contained in any food, drug, or product designed for ingestion by a human being. Capsules containing our X-ray source would not qualify as an “exempt quantity” because of their intended use (i.e., for ingestion) even though they may contain a smaller quantity of the source than the exempt quantities set forth in the regulations.  NRC Agreement States have similar regulations.  In each state in the United States, either the NRC or an Agreement State’s nuclear regulations apply.

Accordingly, we and/or our manufacturing and distributing partners in the United States will need to obtain the appropriate licenses from the NRC or an Agreement State prior to the clinical investigation  and/or marketing of the device, to the extent these activities involve handling radioactive material. We intend to engage a radiation source manufacturer for the production of our X-ray source and distribution of our C-Scan Cap for the U.S markets. The fact that another company will be manufacturing the X-ray source and will subsequently assemble it into our C-Scan Cap, however, does not exempt us from also obtaining radioactive materials licenses from the NRC or an Agreement State if we are to handle radioactive material. Distribution activities are generally classified by the NRC as either “distribution” or “redistribution”, and both types of activities require a specific license. “Distribution” refers to the initial transfer from the manufacturing radiopharmacy, while “redistribution” refers to a subsequent transfer of the drug by an NRC licensee to an authorized user. In order to distribute the capsule commercially, we will need to obtain an NRC or Agreement State “medical distribution” radioactive materials license and may also need to obtain a radioactive materials license authorizing the possession of the radioactive material. Both types of licenses may be obtained by submitting a license application request to the NRC or an Agreement State. In the event that we develop the capsule outside the United States, we would be required to have one of our U.S. offices apply for and receive both the possession and medical distribution radioactive materials licenses. If we do not have an office in the United States, then we can contract with a company with a U.S. office to apply for and obtain these licenses, and that company would be the licensed U.S. distributor of the capsule.

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

We may consider petitioning the NRC in a similar manner to make the device more widely available. As C-Scan imparts comparable radiation exposures as with the Tri-Med device described above, and has the potential to be used widely for diagnosis, C-Scan may be a candidate for such an exemption.

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

On January 9, 2018, we obtained the CE mark of conformity for the C-Scan system, which is valid until January 1, 2023. We are in a process of obtaining a CE mark according to the MDR.

C-Scan and our operations are also subject to regulation by AMAR, which is responsible for the registration of medical devices in Israel, issuance of import licenses and monitoring of marketing of medical equipment. In September 2018, we received approval AMAR for the marketing and sale of the C-Scan system in Israel, which, following its extension, is valid until March 31, 2022. After obtaining the CE mark according to the MDR, we will need to apply for a new AMAR approval for our advanced C-Scan version 4.

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

United Kingdom

The withdrawal of the United Kingdom (UK) from the EU took effect on January 1, 2021, and there are 27 member states remaining in the EU. As of January 1, 2021, the UK is a “third country” with regard to the EU (subject to the terms of the EU UK Trade Agreement) and EU law ceased to apply directly in the UK. However, the UK has retained the EU regulatory regime with certain modifications as standalone UK legislation. Therefore, the UK regulatory regime is currently similar to EU regulations, but under proposed legislation, the Medicines and Medical Devices Bill, the UK may adopt changed regulations that may diverge from the EU legislative regime for medicines and their research, development and commercialization. For a two-year period starting January 1, 2021, the UK has adopted transitional provisions, which inter alia apply to the importation of medical devices into the UK and the acceptance of CE-certificates until the end of June 2023.

Third-Party Reimbursement

Reimbursement in the United States

In the United States, healthcare providers that purchase and/or prescribe medical devices generally rely on third-party payors, such as Medicare, Medicaid, or private health insurance plans, to reimburse all or a portion of the cost of the devices, as well as any related healthcare services utilizing the device.

Coverage is not guaranteed simply because a product has received FDA clearance or approval or has a CPT or HCPCS code that describes the product or service. For example, Medicare’s general definition of a medically necessary service is one that is reasonable and necessary for the diagnosis or treatment of an illness or injury, or that improves the functioning of a malformed body member.

Colorectal cancer (CRC) is the fourth most common cancer and the second leading cause of cancer deaths in the United States. It is an important issue for the Medicare population.  In 2020, the National Institutes of Health (NIH) National Cancer Institute (NCI) estimated that there will be over 147,000 new cases of colon and rectum cancer in the United States with a median age at diagnosis of 67 years.  Colorectal cancer is most frequently diagnosed among people aged 65 – 74 years (NIH).  Overall mortality rates for CRC have declined over the past decade.  Since the 1990s, Medicare has covered a number of CRC screening tests from non-invasive fecal based tests to colonoscopy, providing a range of choices for patients to choose the most individually suitable modalities.  Among all races, African-Americans have the highest death rate.  Based on data from SEER 18 2010-2016, the five-year relative survival rate was 64.6%.

The cost-effectiveness of a device (or the service in which a device is used) may be a key factor in obtaining third-party payer reimbursement for such device or service, but is usually not a factor for Medicare.  Medicare covers certain colorectal cancer (CRC) screening tests and procedures for Medicare beneficiaries that meet certain eligibility criteria, as authorized by Sections 1861(s)(2)(R) and 1861(pp) of the Social Security Act and regulations at 42 CFR 410.37.  However, Medicare coverage of CRC screening tests as defined under Section 1861(pp)(1)(D) states “Such other tests or procedures, and modifications to tests and procedures under this subsection, with such frequency and payment limits, as the Secretary determines appropriate, in consultation with appropriate organizations.” (emphasis added).

A key factor affecting the cost-effectiveness of colorectal cancer screening is patient adherence.  Adherence is strongly affected by patients’ willingness to use the device (or service incorporating a device) as a screening tool for CRC.

Several models have been designed to demonstrate the cost effectiveness of optical colonoscopy, CTC, fecal testing and capsule endoscopy.  Today, several technologies - FOBT / FIT, Flexible Sigmoidoscopy, Optical Colonoscopy, Barium Enema, and stool DNA – are covered for Medicare beneficiaries meeting certain eligibility criteria for screening for colorectal cancer, while other technologies including CT colonography, capsule endoscopy, and liquid biopsy are not currently covered by Medicare for CRC screening.

In 2009, the Centers for Medicare and Medicaid Services (CMS) issued a decision memorandum concluding that the evidence was inadequate to support Medicare coverage of CT colonography (CTC) for CRC screening. Their main argument for the decision was based on available evidence that screening with CTC would not necessarily result in cost savings at least at current screening compliance rates. CTC was not seen as a tool which could potentially increase patients’ adherence. This procedure involves bowel preparation, as well as insufflations of the colon and the exposure of patients to very significant amount of radiation.  Extracolonic incidental findings on CT colonography are common, with the percentage of participants with extracolonic findings ranging from 58% to 66%.  Further, as CTC potentially detects lesions outside of the colon, CMS has no ability to pay for the evaluation of incidental findings in a patient without signs or symptoms unless specifically directed by Congress to do so.

There are benefits of screening for advanced adenomas. The adenoma detection rate (based on colonoscopies) was inversely associated with the risks of interval colorectal cancer, advanced-stage interval cancer, and fatal interval cancer.

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

Third-party payors in the United States began issuing coverage policies for capsule endoscopy in early 2002, subsequent to FDA approval and availability of the technology Initially, reimbursement policies provided coverage for capsule endoscopy of the small bowel only for the diagnosis of obscure gastrointestinal bleeding. Subsequently, reimbursement coverage has been expanded to include other diagnoses and as of December 31, 2020, approximately 220 million people in the United States have coverage of this technology for a number of indications including obscure gastrointestinal bleeding, suspected Crohn’s disease, suspected small bowel tumors, celiac disease and other small bowel pathologies, and screening or surveillance of esophageal varices.  However, the FDA has not cleared the colon capsule endoscope for CRC screening.

Currently, there is no Medicare, Medicaid, or commercial insurance reimbursement for capsule endoscopy of the colon in the United States, despite the availability of a category III CPT code 0355T (Gastrointestinal tract imaging, intraluminal (e.g., capsule endoscopy), colon, with interpretation and report) which is scheduled to be converted to a category I CPT code effective January 1, 2022.

In February 2020, CMS received a formal request for a national coverage determination from Epigenomics to consider coverage of Epi proColon, one example of a blood-based biomarker screening test for colorectal cancer. Over the last several years, blood-based biomarker tests have emerged as another potential non-invasive option for the early detection of colorectal cancer.  A blood-based biomarker (biological marker in the patient’s blood) is a measurable DNA, RNA or protein component that indicates disease, in this case cancer.  Blood-based cancer biomarkers include but are not limited to specific gene mutations, methylation of genes, and antigens.  The blood-based biomarker that is measured in a person’s blood can be an indicator of a process, such as disease risk or progression, like progression to colorectal cancer, thought to be correlated with a long term outcome, such as mortality.  It is typically easier to measure a biomarker than the true outcome of interest, such as mortality from colorectal cancer.  However, the biomarker might not be a good surrogate for and not well correlated with the clinical outcome of interest, such as cancer survival or mortality, or it might not identify a patient early enough to alter the clinical course of disease. One example test, Epi proColon, functions as a blood-based colorectal cancer screening test by identifying the circulating mSEPT9 (Septin9) gene in cell-free DNA isolated from plasma.  CRC tumors have an increased likelihood of exhibiting aberrant methylation at the promoter region of the SEPT9 gene DNA.

In the past CRC screening NCDs, CMS has discussed appropriate test performance criteria such as point sensitivity and specificity compared to colonoscopy.  The determination of appropriateness is similar to the consideration of what is appropriate for the device to be, “at least as beneficial as an existing and available medically appropriate alternative.” Through the evaluation of evidence from published studies, the clinical data for the device must reach the threshold for being appropriate.  The direct evidence suggests that there is clinical utility in using FOBT and FIT for early detection of colorectal cancer (CRC) because these tests reduce mortality of the disease.  Conversely, there is no direct evidence on outcomes such as mortality for blood-based biomarker tests used in screening for colorectal cancer.  By comparing the test performance characteristics, defined as sensitivity, specificity, and positive predictive value, of new screening tests to gFOBT or FIT, CMS can assess whether blood-based tests might translate into similar reductions in disease mortality for Medicare beneficiaries.  Thus, if the sensitivity and specificity of the new screening tests are as good as or better than the sensitivity and specificity of gFOBT or FIT, then there is indirect evidence suggesting that the new blood-based biomarker tests may reduce colorectal cancer mortality.

CMS determined that the evidence is sufficient to cover a blood-based biomarker test as an appropriate colorectal cancer screening test once every 3 years for Medicare beneficiaries when performed in a Clinical Laboratory Improvement Act (CLIA)-certified laboratory, when ordered by a treating physician and when all of the following requirements are met:

The patient is:

•	age 50-85 years, and,

•
asymptomatic (no signs or symptoms of colorectal disease including but not limited to lower gastrointestinal pain, blood in stool, positive guaiac fecal occult blood test or fecal immunochemical test), and,

•
at average risk of developing colorectal cancer (no personal history of adenomatous polyps, colorectal cancer, or inflammatory bowel disease, including Crohn’s Disease and ulcerative colitis; no family history of colorectal cancers or adenomatous polyps, familial adenomatous polyposis, or hereditary nonpolyposis colorectal cancer).

The blood-based biomarker screening test must have all of the following:

•	FDA market authorization with an indication for colorectal cancer screening; and

•
proven test performance characteristics for a blood-based screening test with both sensitivity greater than or equal to 74% and specificity greater than or equal to 90% in the detection of colorectal cancer compared to the recognized standard (accepted as colonoscopy at this time), based on the pivotal studies included in the FDA labeling.

CMS concluded that the published evidence does not show that the available blood-based biomarker CRC screening test improves health outcomes for Medicare beneficiaries.  The indirect evidence (comparing a blood-based screening test to another test that has been shown to improve mortality such as screening fecal immunochemical test) does not show that blood-based screening test is equivalent in the detection of large adenomas or early stage cancer.  The test performance of the Epi proColon® test does not meet sensitivity and specificity levels established by prior evidence at which the benefits of using the screening test outweigh harms to Medicare patients.

There can be no assurance that coverage of the C-scan will be obtained in the near future or at all. Third-party payors may deny coverage of the C-scan if they determine that a procedure was not reasonable or necessary as determined by the payor, was experimental, does not improve health outcomes, is not equivalent in the detection of large adenomas or early stage cancers, and/or was used for an unapproved indication (among other factors).

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

Our principal executive offices and operations are conducted at a facility located in Isfiya, Israel since June 1, 2009. We lease approximately 900 square meters at this facility under a lease agreement originally scheduled to expire on May 31, 2022, unless earlier terminated by us upon at least 60 days prior written notice. On January 26, 2021, we entered into a new lease agreement, as amended, according to which, commencing April 1, 2021, the existing lease agreement shall terminate and we shall lease approximately 1,550 square meters at the same facility located in Isfiya, Israel. The new lease agreement expires on December 31, 2023, and we have an option to extend the lease for an additional period of three years. We have the right to terminate the new lease agreement at any time, upon at least 60 days prior written notice.

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

Overview

We are a clinical stage medical diagnostics company aiming to redefine CRC screening through the introduction of C-Scan®, the first and only patient-friendly preparation-free test designed to detect polyps before they may transform into cancer to enable early intervention and cancer prevention. The disruptive capsule-based screening technology aims to increase screening adherence worldwide and enable millions of people to stay healthy. The system utilizes ultra-low-dose X-rays to scan the inner lining of the colon for precancerous polyps, and other structural abnormalities. CRC is the third most commonly diagnosed cancer, with more than 1.9 million new cases identified every year globally. Nearly 935,000 deaths occur annually worldwide as a result of CRC. While approximately 0.5% of the average-risk screening population presents with cancerous polyps in the colon and rectum at any given time, approximately 25% of the same population presents with benign polyps that could potentially turn into cancer over time. It can take up to 10 years before a pre-cancerous polyp develops into invasive cancer. As such, there is a crucial detection window for the prevention of colorectal cancer, through the detection of these benign polyps. While routine screening is recommended by The American Cancer Society for healthy people aged 45 years and older, screening adherence remains low. Currently, colonoscopy is the gold standard for the detection of colorectal polyps, but about 1 in 3 adults among the targeted screening population avoids having a colonoscopy in the U.S., and adherence in other regions of the world such as Europe and Asia is even lower, due to the invasiveness of the procedure and bowel preparation. Most patient-friendly CRC screening tests currently available, or poised to enter the market, such as fecal or liquid biopsy tests, are primarily designed to detect cancer and demonstrate low sensitivity in detecting pre-cancerous polyps. As such, they do not necessarily provide patients with the time window to pre-empt the disease. C-Scan is non-invasive and requires no preparation or sedation, allowing the patients to continue their daily routine with no interruption as the capsule is propelled through the gastrointestinal tract by natural motility. C-Scan is comprised of three main components: (1) C-Scan Cap, an ingestible X-ray scanning capsule; (2) C-Scan Track, three miniaturized patches worn on the patient’s back for integrated positioning, control and data recording; and (3) C-Scan View, a proprietary software to process and represent 2D and 3D maps of the inner surface of the colon. We believe that this solution has the potential to become an alternative for both physicians and patients and to increase the number of people completing CRC screening.

Check-Cap LLC was formed in 2004 as a Delaware limited liability company to develop a novel and superior solution for colon cancer screening. In 2009, all of the business operations and substantially all of the assets of Check-Cap LLC were transferred to Check Cap Ltd., a newly-incorporated Israeli company. Our offices are located near Haifa, in the northern part of Israel. Our management team includes an experienced group of executives in the business, research, clinical and regulatory fields. As of March 15, 2021, our research and development team consists of 57 experienced professionals (including employees and independent contractors) in a variety of fields such as clinics, physics, algorithms, electronics, software, mechanical engineering, verification and validation, and manufacturing.

C-Scan is being designed to create a reconstructed three-dimensional image of the interior surface of the colon and to enable detection of clinically significant polyps with a high degree of sensitivity. Colonic polyps are tissue growths that occur on the lining of the colon. Polyps in the colon are extremely common and certain types of polyps can become cancerous over time.

For the past several years, we have focused on the research and development of our imaging technology. For details regarding our clinical trials, see Item 4B “Business Overview—C-Scan System Non-Clinical and Clinical History.”

We have generated significant losses to date, and we expect to continue to generate losses for at least the next several years as we continue our investment in research and development and clinical trials in order to complete the development of C-Scan and to attain regulatory approvals, manufacturing scale up, begin the commercialization efforts for our products, increase our marketing and selling expenses, and incur additional costs as a result of being a public company in the United States. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability. As of December 31, 2020, we had accumulated losses of approximately $91.0 million.

Our financing activities are described below under “Liquidity and Capital Resources.”

Our management plans to continue the development, clinical development and regulatory activities of C-Scan in 2021 and that costs associated with such activities are expected to increase in 2021, to reach market in a timely manner. We believe that our cash and cash equivalents and short-term deposits will be sufficient to fund our operations through July 2022. This has led management to conclude that substantial doubt about our ability to continue as a going concern exists.  However, management’s plans include additional fund raising in the future in order to secure sufficient cash resources to finance  our pivotal study that we plan to initiate in late 2021, attain regulatory approvals, manufacturing scale up and begin the commercialization efforts for our products. If we are not successful in raising capital through public or private offerings or are unable to reduce our expenses, we may exhaust our cash resources and will be unable to continue our operations beyond July 2022. See “Item 3D “Key Information - Risk Factors— Risks Related to Our Financial Position.”

For a more detailed description of our business and plans, see Item 4B “Information on Our Company – Business Overview.”

A.	Operating Results

Financial Operations Overview

Revenue

We have not generated any revenue since our inception. To date, we have funded our operations primarily through equity financings, as well as from grants that we received from the IIA. If our product development efforts result in clinical success, regulatory approval and the successful commercialization, we expect to generate revenue from sales of C-Scan.

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

Research and Development Expenses, Net

Research and development activities are central to our business model. We intend to increase our research and development operations in order to complete the development of C-Scan, to conduct our clinical trials, including the pivotal study in the United States that we plan to initiate in late 2021, and to attain regulatory approvals.

Since 2016, we have spent approximately $42.0 million on research and development expenses as of December 31, 2020, of which $1.6 million was funded by government grants.  Our total research and development expenses, net of participations in the years ended December 31, 2020, 2019 and 2018 were approximately $10.0 million, $10.5 million and $7.6 million, respectively. All research and development expenses are expensed as incurred. We expect research and development expenses to increase in absolute terms in the near term.

Research and development expenses consist primarily of costs incurred for our development activities, including:

•	employee-related expenses for research and development staff, including salaries, benefits and related expenses, share-based compensation and travel expenses;

•	payments associated with clinical activities including payments made to third-party CROs, investigative sites, patients, materials and consultants;

•	payments associated with the development activities of our advanced C-Scan system and non-clinical activities, including payments made to third-party subcontractors, providers and consultants;

•	manufacturing development costs and manufacturing scale up costs;

•	costs associated with regulatory operations;

•	facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities; and

•	costs associated with obtaining and maintaining patents.

Our research and development expenses, net, are net of grants we have received from the Government of Israel through the IIA. Under the terms of the Innovation Law as currently in effect, in exchange for these grants, we are required to pay the IIA royalties from our revenues up to an aggregate of 100% (which may be increased under certain circumstances) of the U.S. dollar-linked value of the grant, plus interest at the rate of 12-month LIBOR. Pursuant to regulations under the Innovation Law, the rate of royalty repayment is 3% or 5% of revenues (which may be increased under certain circumstances) from sales of products and services based on IIA-funded know-how. As of December 31, 2020, we had received funding from the IIA in the aggregate amount of approximately $5.6 million. As of December 31, 2020, we had not paid any royalties to the IIA and had a contingent obligation to the IIA in the amount of approximately $6.1 million. In January 2021, we received an additional IIA grant to support the funding of our transition from research and development to manufacturing in the amount of up to $750,000 (along with a co-investment by us of the same amount), subject to the terms and conditions set forth in the grant approval, of which we received approximately $260,000 in January 2021. For additional information regarding the IIA grants, see Item 10E “Additional Information - Taxation - Israeli Tax Considerations and Government Programs - The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly the Encouragement of Industrial Research and Development Law, 5744-1984).” There can be no assurance that we will continue to receive grants from the IIA in amounts sufficient for our operations, if at all.  See also “Item 3D “Key Information - Risk Factors— Risks Related to Our Operations in Israel—“Pursuant to the terms of the Israeli government grants we received for research and development expenditures and expenditures relating to our transition to manufacturing , we are obligated to pay certain royalties on our revenues to the Israeli government. The terms of the grants require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events.”

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

Financial Income, net

Our finance income, net in 2020, 2019 and 2018 consists primarily of interest earned on our cash equivalents and short-term bank deposits and changes in provision for royalties primarily to Check–Cap LLC unitholders.

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

Taxes on Income

The standard corporate tax rate in Israel is 23% for the 2018 tax year and thereafter.

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carryforward tax losses totaling approximately $86.0 million as of December 31, 2020.  We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. However, a tax loss that can be utilized in a certain tax year cannot be carried forward to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

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

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

	Year Ended December 31,
	2020	2019
	(US$ in thousands, except per share data)
Research and development expenses, net	$10,008	$10,474
General and administrative expenses	3,924	3,595
Operating loss	13,932	14,069
Finance income, net	86	233
Loss before income tax	13,846	13,836
Taxes on income	-	-
Net loss	$13,846	$13,836

Research and Development Expenses, net.  Research and development expenses, net for the year ended December 31, 2020 were approximately $10.0 million, as compared with approximately $10.5 million for the year ended December 31, 2019, a decrease of $0.5 million or 4.4%. The decrease in research and development, net expenses between 2020 and 2019 was primarily due to (i) a decrease of approximately $0.7 million in clinical expenses mainly due to higher expenses for the pilot study in the U.S and post CE study in 2019 (ii) a decrease of approximately $0.4 million in other research and development expenses, (iii) a decrease of approximately $0.3 million in share-based compensation. The foregoing decrease was offset in part by an increase of approximately $0.8 million in salaries and related expenses mainly as a result of an expansion in head count and currency exchange rate fluctuation.  The decrease in research and development expenses, net between 2020 and 2019 also includes a $0.1 million decrease in grants received from the IIA.

	2020	2019	Change
	(US$ in thousands)
Salaries and related expenses	$6,173	$5,316	$857
Share-based compensation	165	421	(256)
Materials	1,792	1,944	(152)
Subcontractors and consultants	807	764	43
Depreciation	123	98	25
Cost for registration of patents	164	132	32
Other research and development expenses	784	1,889	(1,105)
	10,008	10,564	(556)
Less participation of the IIA (formerly the OCS)	(-)	(90)	90
Total research and development expenses, net	$10,008	$10,474	$(466)

General and Administrative Expenses. Our general and administrative expenses for the year ended December 31, 2020 were approximately $3.9 million, as compared to approximately $3.6 million for the year ended December 31, 2019, an increase of $0.3 million, or 9.2%. The increase in general and administrative expenses is primarily due to a $0.2 million increase in salaries and related expenses, $0.1 million increase in share-based compensation expenses and $0.2 million increase in other general expenses, offset by a $0.2 million decrease in professional services expenses.

	2020	2019	Change
	(US$ in thousands)
Salaries and related expenses	$1,698	$1,506	$192
Share-based compensation	243	95	148
Professional services	574	705	(131)
Office rent and maintenance	174	180	(6)
Depreciation	25	17	8
Other general and administrative expenses	1,210	1,092	118
Total general and administrative expenses	$3,924	$3,595	$329

Operating Loss.  Our operating loss for the year ended December 31, 2020 was approximately $13.9 million, as compared with approximately $14.1 million for the year ended December 31, 2019, a decrease of approximately $0.2 million, or 1.0%.  The decrease was as a result of the $0.5 million decrease in research and development expenses, net for the year ended December 31, approximately 2019 offset by the increase of $0.3 in general and administrative expenses compared to the year ended December 31, 2020.

Finance Income, net.  Our finance income, net for the year ended December 31, 2020 was approximately $86,000, as compared to approximately $233,000 for the year ended December 31, 2019, a decrease of approximately $147,000.  The change in our finance income, net is primarily due to a decrease of $176,000 of interest income of short term deposits recorded  for the year ended December 31, 2020, as compared to the year ended December 31, 2019

Loss before income tax and net loss. Our loss before income tax and net loss for the year ended December 31, 2020 was approximately $13.8 million, as compared to approximately $13.8 million for the year ended December 31, 2019, a slight increase of $10,000.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

	Year Ended December 31,
	2019	2018
	(US$ in thousands, except per share data)
Research and development expenses, net	$10,474	$7,618
General and administrative expenses	3,595	3,445
Operating loss	14,069	11,063
Finance income, net	233	473
Loss before income tax	13,836	10,590
Taxes on income	-	(1)
Net loss	$13,836	$10,589

Research and Development Expenses, net.  Research and development expenses, net for the year ended December 31, 2019 were $10.47 million, as compared with $7.62 million for the year ended December 31, 2018, an increase of $2.85 million or 37.4%. The increase in research and development, net expenses between 2019 and 2018 was primarily due to a $0.9 million increase in salaries and related expenses, $0.19 million increase in share-based compensation, $0.44 million increase in materials, $0.45 million increase in subcontractor and consultant expenses and a $0.79 million increase in other research and development expenses, mainly related to our clinical trials, primarily in connection with our post-CE Mark clinical study and the U.S. pilot study.  The increase in research and development expenses, net between 2019 and 2018 was also due to a $0.12 million decrease in grants received from the IIA.

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

Sources of Liquidity

To date, we have funded our operations primarily  through equity financings consummated prior to our initial public offering, our initial public offering, private placements, registered direct and underwritten public offerings, our warrant exercise transaction and grants that we received from the IIA (formerly the OCS) and the BIRD Foundation.  As of December 31, 2020, we had approximately $18.1 million cash and cash equivalents, and had invested most of our available cash in short term bank deposits.

On February 4, 2020, we consummated a private placement of 2,720,178 ordinary shares at a purchase price of $1.75 per share.  We received gross proceeds of approximately $4.76 million from the private placement.

On April 22, 2020, we consummated a registered direct offering of 6,666,669 ordinary shares in a registered direct offering at a purchase price of $0.60 per share, resulting in gross proceeds of approximately $4,000,000. In addition, we issued to the investors unregistered warrants to purchase an aggregate of 6,666,669 ordinary shares in a private placement. The warrants are immediately exercisable and will expire five and one-half years from the issuance date at an exercise price of $0.80 per ordinary share, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. We paid an aggregate of $280,000 in placement agent fees, a management fee equal to 1.0% of the gross proceeds raised in the offering, a non-accountable expense allowance of $65,000 and clearing expenses of $12,900. We also issued unregistered placement agent warrants to purchase up to an aggregate of 466,667 ordinary shares on the same terms as the warrants issued to the investors in the private placement, except they have a term of five years and an exercise price of $0.75 per share. On July 27, 2020, as part of the Exercise Agreement (see below), aggregate warrants to purchase 5,833,336 ordinary shares were exercised for ordinary shares. As of December 31, 2020, warrants to purchase 833,333 ordinary shares held by certain investors and warrants to purchase 466,667 ordinary shares held by the placement agent, were outstanding. During the first quarter of 2021, all of the outstanding warrants in the aggregate amount of warrants to purchase an aggregate 1,300,000 ordinary shares were exercised into ordinary shares, at exercise prices ranging from $0.75-$0.80 per share, for total gross proceeds to us of approximately $1.0 million.

On May 4, 2020, we consummated a registered direct offering of 7,500,001 ordinary shares in a registered direct offering at a purchase price of $0.60 per share, resulting in gross proceeds of approximately $4,500,000. In addition, we issued to the investors unregistered warrants to purchase up to an aggregate of 7,500,001 ordinary shares in a concurrent private placement. The warrants are immediately exercisable and will expire five and one-half years from the issuance date at an exercise price of $0.80 per ordinary share, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. We paid an aggregate of $315,000 in placement agent fees, a management fee equal to 1.0% of the gross proceeds raised in the offering, a non-accountable expense allowance of $65,000 and clearing expenses of $12,900. We also issued unregistered placement agent warrants to purchase up to an aggregate of 525,000 ordinary shares on the same terms as the warrants issued to the investors in the private placement, except they have a term of five years and an exercise price of $0.75 per share. On July 27, 2020, as part of the Exercise Agreement (see below), aggregate warrants to purchase 5,833,334 ordinary shares were exercised for ordinary shares. As of December 31, 2020, warrants to purchase 1,666,667 ordinary shares held by certain investors and warrants to purchase 525,000 ordinary shares held by the placement agent, were outstanding. During the first quarter of 2021, all the warrants for an aggregate 2,191,667 ordinary shares were exercised into ordinary shares, at exercise prices ranging from $0.75-$0.80 per share, for total gross proceeds to us of approximately $1.7 million.

On May 13, 2020, we consummated a registered direct offering of 5,000,000 ordinary shares in a registered direct offering at a purchase price of $0.60 per share, resulting in gross proceeds of $3,000,000. In addition, we issued to the investors unregistered warrants to purchase up to an aggregate of 5,000,000 ordinary shares in a concurrent private placement. The warrants are immediately exercisable and will expire five and one-half years from the issuance date at an exercise price of $0.80 per ordinary share, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. We paid an aggregate of $210,000 in placement agent fees, a management fee equal to 1.0% of the gross proceeds raised in the offering, a non-accountable expense allowance of $32,500 and clearing expenses of $12,900. We also issued unregistered placement agent warrants to purchase up to an aggregate of 350,000 ordinary shares on the same terms as the warrants issued to the investors in the private placement, except they have a term of five years and an exercise price of $0.75 per share. On July 27, 2020, as part of the Exercise Agreement (see below), aggregate warrants to purchase 3,333,333 ordinary shares were exercised for ordinary shares. As of December 31, 2020, warrants to purchase 1,666,667 ordinary shares held by certain investors and warrants to purchase 350,000 ordinary shares held by the placement agent, were outstanding. During the first quarter of 2021, all the remaining warrants for an aggregate 2,016,667 ordinary shares were exercised into ordinary shares, at exercise prices ranging from $0.75-$0.80 per share, for total gross proceeds to us of approximately $1.6 million.

On July 23, 2020, we entered into a warrant exercise agreement, or the Exercise Agreement, with several existing institutional investors who are the holders, or the Holders, of warrants issued in May 2020, April 2020, February 2019 and  November 2017, or the Old Warrants, to purchase our ordinary shares, pursuant to which the Holders agreed to exercise in cash their Old Warrants to purchase up to an aggregate of 16,054,223 ordinary shares having exercise prices ranging from $15.00 to $0.80 per share issued by us, at a reduced exercise price of $0.60 per share, resulting in gross proceeds of approximately $9.6 million. Closing occurred on July 27, 2020. Under the Exercise Agreement, we also issued to the Holders new unregistered warrants to purchase up to 19,265,068 ordinary shares, or the Private Placement Warrants. The Private Placement Warrants are immediately exercisable, expire five and one-half years from issuance date and have an exercise price of $0.80 per share, subject to adjustment as set forth therein. The Private Placement Warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. We paid an aggregate of $674,277 in placement agent fees a management fee equal to 1.0% of the gross proceeds raised in the offering, a non-accountable expense allowance of $65,000 and clearing expenses of $12,900 and issued unregistered placement agent warrants to purchase up to an aggregate of 1,123,796 ordinary shares on the same terms as the warrants issued to the Holders, except that they have an exercise price of $0.75 per share. During the first quarter of 2021, certain warrants holders and the placement agent exercised 17,572,552 Private Placement Warrants and 1,123,796 warrants, respectively, at exercise prices ranging from $0.75-$0.80 per share, for total gross proceeds to us of approximately $14.9 million.

For the years ended December 31, 2020, 2019 and 2018, we received cash in the amount of $31,000, $59,000, and $208,000, respectively, in grants from the IIA for the financing of a portion of our research and development expenditure. In January 2021, we received an additional IIA grant to support the funding of our transition from research and development to manufacturing in the amount of up to $750,000, of which we received approximately $260,000 in January 2021.

On July 13, 2014, we entered into a Cooperation and Project Funding Agreement with the BIRD Foundation and Synergy. In 2014, we, together with Synergy, received funding from the BIRD Foundation in the aggregate amount of approximately $127,000.  We are required to repay up to 150% of the total sum granted to us and Synergy by the BIRD Foundation, linked to the U.S. Consumer Price Index. As of December 31, 2020, we had not paid any royalties to the BIRD Foundation and had a contingent obligation to the BIRD foundation in the amount of approximately $185,000.

We are a clinical and development-stage medical diagnostics company with a limited operating history. We have incurred net losses in each fiscal year since we commenced operations in 2009. We incurred net losses of $13.8 million, $13.8 million and $10.6 million in 2020, 2019 and 2018, respectively. As of December 31, 2020, our accumulated deficit was $91.0 million.  Our losses could continue for the foreseeable future as we continue our investment in research and development and clinical trials to complete the development of our technology and to attain regulatory approvals, manufacturing scale up, begin the commercialization efforts for C-Scan, increase our marketing and selling expenses, and incur additional costs as a result of being a public company in the United States. Successful completion of our development program and, ultimately, the attainment of profitable operations is dependent upon future events, including obtaining adequate financing to fulfill our development activities and our ability to manufacture commercial quantities of C-Scan at an acceptable cost and generate significant revenues. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability.

Our accumulated losses and the additional funds needed to maintain our operation raise substantial doubt about our ability to continue as a going concern. Our financial statements include a note describing the conditions which raise this substantial doubt. As a result, our independent registered public accounting firm included a “going concern” explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2020 with respect to this uncertainty. Our ability to continue as a going concern will require us to obtain additional financing to fund our operations. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees. If we are not successful in raising capital through public or private offerings or reducing our expenses, we may exhaust our cash resources and will be unable to continue our operations. If we cannot continue as a viable entity, our shareholders would likely lose most or all of their investment in us.

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

Management expects that we will continue to generate losses from the development, manufacturing and infrastructure costs, clinical development and regulatory activities of the C-Scan system, which will result in a negative cash flow from operating activity. We believe that our cash and cash equivalents and short-term deposits will be sufficient to fund our operations through July 2022.  This has led management to conclude that substantial doubt about our ability to continue as a going concern exists. However, management’s plans include additional fund raising in the future in order to secure sufficient cash resources to finance  our pivotal study that we plan to initiate in late 2021, attain regulatory approvals, manufacturing scale up and begin the commercialization efforts for our products. In the event we are unable to successfully raise additional capital, we will not have sufficient cash flows and liquidity to finance our business operations as currently contemplated. Accordingly, in such circumstances we would be compelled to immediately reduce general and administrative expenses and delay research and development projects and clinical trials, until we are able to obtain sufficient financing. If such sufficient financing is not received timely, we would then need to pursue a plan to license or sell our assets, seek to be acquired by another entity, cease operations and/or seek bankruptcy protection.

Historical Cash Flows

The following table summarizes our statement of cash flows for the years ended December 31, 2020, 2019, and 2018.

	Year Ended December 31,
	2020	2019	2018
	(US$ in thousands)
Net cash used in operating activities	$(13,113)	$(12,843)	$(10,114)
Net cash provided by (used in) investing activities	$(10,451)	$5,445	$(5,723)
Net cash provided by financing activities	$23,582	$6,511	$17,762

Operating Activities

Net cash used in operating activities for the year ended December 31, 2020 was $13.1 million, as compared to $12.8 million for the year ended December 31, 2019. The increase in net cash used in operating activities in 2020 was attributable primarily to the increase in operating loss and decrease in trade accounts payable, accruals and other current liabilities, as compared to 2019. Net cash used in operating activities for the year ended December 31, 2019 was $12.8 million, as compared to $10.1 million for the year ended December 31, 2018. The increase in net cash used in operating activities in 2019 was attributable primarily to the increase in operating loss that resulted primarily due to the increase in research and development expenses, as compared to 2018.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2020 was $10.5 million, comprised primarily of investment in short-term bank and other deposits in the amount of $10.1 million and purchase of property and equipment in the amount of $0.4 million.  Net cash provided by investing activities for the year ended December 31, 2019 was $5.4 million, comprised primarily of proceeds from short-term bank deposits in the amount of $5.6 million and purchase of property and equipment in the amount of $0.17 million. Net cash used in investing activities for the year ended December 31, 2018 was $5.7 million, comprised primarily of investment in short-term bank deposits in the amount of $5.6 million and purchase of property and equipment in the amount of $0.94 million.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2020 was $23.6 million, comprised primarily of net proceeds of $4.73 million from the issuance of ordinary shares in the February 2020 private placement, net proceeds of $10.2 million from the April 2020 and May 2020 registered direct offerings and net proceeds of $8.7 million from the July 2020 warrant exercise transaction. Net cash provided by financing activities for the year ended December 31, 2019 was $6.5 million, comprised of proceeds from the issuance of ordinary shares in the February 2019 registered direct offering, net of issuance expenses. Net cash provided by financing activities for the year ended December 31, 2018 was $17.8 million, comprised of proceeds from the issuance of ordinary shares in the underwritten public offering, net of issuance expenses.

Funding Requirements

We expect to incur losses from operations for the foreseeable future. We expect to incur increasing research and development expenses, including expenses related to the hiring of personnel and conducting additional clinical trials including the pivotal study in the United States that we plan to initiate in late 2021 and costs associated with manufacturing scale up We expect that our general and administrative expenses will also increase as we expand our finance and administrative staff, add infrastructure, and incur additional costs related to being a public company in the United States, including directors’ and officers’ insurance, investor relations programs, and increased professional fees. Our future capital requirements will depend on a number of factors, including the timing and outcome of clinical trials and regulatory approvals, the availability of financing, the costs involved in manufacturing our product, and our success in developing markets for our products.

Our expected future expenditures related to product, clinical and regulatory clearances include the following:

•	completion of the clinical development of C-Scan;

•	conducting clinical trials in the United States and other territories for purposes of regulatory approval and post-marketing validation;

•	development of advanced version and future generations of C-Scan and future products; and

•	FDA and additional regulatory filing activities in countries we intend to commercialize our system.

•	Manufacturing scale up costs

See “Item 3D “Key Information - Risk Factors—Risks Related to Our Financial Position.”

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

Royalties provision

Provision for royalties to an ASIC designer

In December 2007, we entered into an agreement for the development of an application specific integrated circuit, or ASIC, component to be used as an amplifier for the capture of signals at low frequencies from X-ray detectors contained in our product. The ASIC developer is entitled to receive royalties from us in the amount of €0.5 (approximately $0.61) for every ASIC component that we will sell, up to €200,000 (approximately $245,000). The net present value of the royalty liability to the ASIC designer is dependent upon our management estimates and assumption as to future product shipments and interest rates used to calculate the present value of the cash payments required to repay the royalties to the ASIC designer. In calculating the present value of future royalty payments to the ASIC designer, we used a discount factor of 17.6%, commensurate with our risk at the date of initial recognition of the liability. Any updates in the expected product shipments and the liability will be recorded to profit and loss each period. As of December 31, 2020, it was probable that we will be required to pay the above mentioned royalties, and accordingly, a liability for this reimbursement has been accounted for in our financial statements in the amount of $140,000.

Reimbursement liability to Check-Cap LLC unitholders

On May 31, 2009, we entered into an asset transfer agreement with Check-Cap LLC pursuant to which Check-Cap LLC transferred all of its business operations and substantially all of its assets to us. In connection with the transaction we undertook to reimburse the unitholders of Check-Cap LLC for any tax burdens that may be imposed on them due to the Reorganization. The reimbursement liability is calculated assuming deemed royalties are paid to the U.S. unitholders of Check-Cap LLC under Section 367(d) of the Code, and is based in part on our forecasted sales with a cap calculated as the fair value of the share as determined at the date of the financial statements. The reimbursement liability is calculated by multiplying the estimated tax rate by the lowest of: (1) expected cash outflows discounted using a discount factor commensurate with the risk of our company, and (2) value of the shares held by U.S. unit holders of the Predecessor Entity as of December 31, 2020 multiplied by $0.46, the last reported sale price per share of our ordinary shares on the Nasdaq Capital Market on December 31, 2020. Changes in the liability is recorded to profit and loss each period. As of December 31, 2020, the balance of the reimbursement liability totaled $14,000. Due to the fact that we are still in the development stage and have not generated revenues, the sales forecast is highly subjective and may vary significantly in the future. As more information is gathered to assist our management in making forecasts, the liability will be updated.

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

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments – Credit Losses” to improve information on credit losses for financial assets and net investment in leases that are not accounted for at fair value through net income. The ASU replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses. This ASU 2016-13 was effective for us in the first quarter of 2020, with early adoption permitted.  The adoption of this standard did not have material impact on our consolidated results of operations, financial position or disclosures.

In August 2018, the FASB issued ASU 2018-13, “Changes to Disclosure Requirements for Fair Value Measurements”, which will improve the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements, and was effective for us beginning on January 1, 2020. The adoption of this standard did not have material impact on our consolidated results of operations, financial position or disclosures.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This standard is effective for us beginning January 1, 2021 and must be applied on a modified retrospective basis. This standard is not expected to have a material impact on our financial statements or disclosures.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2020:

	Payments due by period
	(US$ in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations (1):
Operating lease liabilities- current	$264	264	-	-	-
Operating lease liabilities- net of current portion	$125	-	125	-	-
Other long-term liabilities reflected on the Statements of Financial Position:
Royalties to ASIC designer (2)	$140	-	140	-	-
Reimbursement liability to Check-Cap LLC unitholders (3)	$14	-	14	-	-
Total	$543	264	279	-	-
__________________________
(1)
Operating lease obligations consist of payments pursuant to a lease agreement for office facilities in effect as of December 31, 2020, as well as lease agreements for vehicles, which generally run for a period of three years. See Note 5 to our audited consolidated financial statements presented elsewhere in this Annual Report. On January 26, 2021, we entered into a new lease agreement, as amended, according to which, effective as of April 1, 2021, the existing lease agreement shall terminate and we shall lease approximately 1,550 square meters at the same facility. The new lease agreement expires on December 31, 2023 and we have an option to extend the lease for an additional period of three years.

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

(4)
The table above does not include amounts of purchase orders issued to certain  suppliers in order to secure strategic inventory of key components that as of December 31,2020 have not yet been supplied to us.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth information for our executive officers and directors as of March 10, 2021. Unless otherwise stated, the address for our directors and executive officers is c/o Check-Cap Ltd., 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel.

Name	Age	Position(s)
Alex Ovadia	59	Chief Executive Officer
Mira Rosenzweig	49	Chief Financial Officer
Yoav Kimchy	60	Chief Technology Officer
Boaz Shpigelman	49	Vice President, Research and Development
Joshua (Shuki) Belkar	52	Vice President, Operations
Vardit Segal(1)	55	Vice President, Clinical Affairs
Israel Hershko	55	Vice President, Quality Assurance and Regulatory Affairs
Steven Hanley (2)(3)	53	Chairman of the Board of Directors
Clara Ezed (4)(5)	49	Director
Mary Jo Gorman (2)(3)(4)(5)	61	Director
XiangQian (XQ) Lin	37	Director
Yuval Yanai (2)(3)(4)(5)	68	Director
________________________
(1)	Commencing February 24, 2021, Ms. Segal is employed in a 60% capacity.

(2)	Member of our Nominating Committee.

(3)	Member of our Financing Committee.

(4)	Member of our Compensation Committee.

(5)	Member of our Audit Committee.

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

Mira Rosenzweig has served as our Chief Financial Officer since April 2019. Ms. Rosenzweig has 20 years of financial management experience. Prior to joining Check-Cap, Ms. Rosenzweig served as Chief Financial Officer of Entera Bio Ltd. (Nasdaq: ENTX) since May 2014.  Prior to Entera Bio, from May 2013 to April 2014, Ms. Rosenzweig served as Chief Financial Officer of privately-held Paskal Technologies and, before that, from September 2008 to November 2011, as Vice President and Chief Financial Officer of Camtek Ltd. (Nasdaq: CAMT). Prior to that, Ms. Rosenzweig served in various finance roles including at Elron Electronic Industries Ltd. (TASE: ELRN). Ms. Rosenzweig began her career as a senior accountant at Luboshitz Kasierer, which is now part of Ernst & Young. Ms. Rosenzweig holds a Bachelor of Arts in Accounting and Economics from the University of Haifa, Israel, and is a Certified Public Accountant (Israel).

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

Vardit Segal, Ph.D. has served as Vice President of Clinical Affairs since October 2019. Commencing February 24, 2021, Ms. Segal’s position was reduced to 60% capacity, while she is currently working at 40% capacity at Butterfly Medical in a clinical and regulatory position. Dr. Segal has more than 20 years of diverse experience in the medical device industry, having led clinical teams across a broad range of medical technology companies. Prior to joining Check-Cap, Dr. Segal served as vice president of clinical and regulatory affairs at Allium Medical Solutions Ltd., a developer and manufacturer of advanced minimally invasive products, where she led the process of receiving FDA clearance for the WIRION embolic protection device, later acquired by CSI Medical.  Before Allium, Dr. Segal served as vice president of clinical affairs at BetaStim Ltd., a medical device company focused on the diabetes space.  Prior to joining BetaStim Ltd., Dr. Segal worked at Remon Medical Technologies, a medical device company focused on cardiology, later acquired by Boston Scientific, where she served as clinical affairs director.  Dr. Segal earned a BSc degree in food engineering and biotechnology, a MSc degree in biomedical engineering and a Ph.D. in biomedical engineering, all from the Technion - Israel Institute of Technology.

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

Clara Ezed has served as a member of our Board of Directors since June 2017, and has served as a member of our Audit Committee since December 2017 and as a member of our Compensation Committee since March 2019. Ms. Ezed serves as Chief Business Development Officer of A. Node Pharma Consulting Services, a EU based life-sciences consulting firm, since January 2021. Ms. Ezed. Ms. Ezed has served as Head of EU Operations, EU General Counsel and VP European Regulatory Affairs of La Jolla Pharmaceutical, a San Diego based biopharmaceutical company, from December 2017 to December 2020.  Prior to that, Ms. Ezed served as VP, Legal & Regulatory Affairs of Emas Pharma Ltd., a global contract research organization, from October 2013 to November 2017. From September 2009 to October 2013, Ms. Ezed served as VP, Regulatory Affairs & Drug Safety of European Medical Advisory Services Ltd., a global contract research organization. Since 2011, Ms. Ezed has served as a director of a privately listed company, Sebaroyale Ltd, focused on the development and commercialization of a range of cosmeceuticals. Ms. Ezed, a lawyer and pharmacist with 22 years’ experience working in the pharmaceutical industry, has managed a large and varied portfolio working in regulatory and medical affairs, quality assurance, clinical operations and pharmacovigilance. Ms. Ezed holds a BSc. in Pharmacy from the University of Strathclyde, an MBA degree from Middlesex University, a Postgraduate Diploma in Pharmacovigilance from the University of Hertfordshire, a Postgraduate Diploma in Law from Nottingham University and a Postgraduate Diploma in Legal Professional Services from City Law School, London. Ms. Ezed is a member of the Bar of England and Wales and a member of the General Pharmaceutical Council.

Dr. Mary Jo Gorman has served as a member of our Board of Directors and as a member of our Audit Committee and Compensation Committee since May 2015, and has served as a member of our Financing Committee since June 2016. Dr. Gorman is the chief executive officer of Healthy Bytes, a venture backed healthcare services company, located in St. Louis, Missouri.  Dr. Gorman also serves as Managing Director at Prosper Capital, an early stage investment fund focused on women-led businesses. In 2006, Dr. Gorman founded Advanced ICU Care, the largest telemedicine ICU services provider in the United States, in which she also served as Chairman and Chief Executive Officer from 2006 and 2014. From December 2016 to 2018, Dr. Gorman served as interim CEO and as a member of the audit committee of TripleCare, a U.S. provider of telemedicine-based healthcare services to skilled nursing facilities, subsequently sold to Curavi Health. Dr. Gorman served on the board of directors of Curavi Health from 2019 to July 2020.  From 1999 to 2006, Dr. Gorman served at IPC-The Hospitalist Company (Nasdaq:IPCM), a leading national physician group practice, as Chief Medical Officer (2003-2006), Vice President of Medical Affairs (2001-2003) and Regional Medical Director (1999-2001). From 1996 to 1998, Dr. Gorman served as President of Inpatient Care Group, a hospitalist group in St. Louis, Missouri, which she had founded to provide hospitalist services to primary care physicians and hospitals and which was subsequently sold to IPC. From 1991 to 2008, Dr. Gorman served as President of Critical Care Services, Inc., a privately held corporation which she had founded and which was later sold to Advanced ICU Care. Dr. Gorman was awarded with the following awards: 2015 Distinguished Alumni Award, Southern Illinois University School of Medicine; 2013 Distinguished Alumni Award, Olin School of Business, Washington University; 2011 EY Entrepreneurial Winning WomenTM Class of 2011; 2009 Top 25 Influential Women in Healthcare by Modern HealthCare Magazine. Dr. Gorman holds a B.A. degree in Chemistry and Biology (Cum Laude) from St. Louis University, an M.B.A degree from Olin School of Business, Washington University and an M.D. from Southern Illinois University School of Medicine..

XiangQian (XQ) Lin has served as a member of our Board of Directors since February 2015. Mr. Lin has served as the President and Chief Executive Officer of the Esco Group since 2011, and is a life sciences entrepreneur and investor with a demonstrated track record across the United States, Asia and Europe.  Mr. Lin has co-founded multiple companies including Carmentix, Carmine Therapeutics and PairX Bio.   Mr. Lin holds a BSc degree in Economics and Finance from the Wharton School of Business, University of Pennsylvania.

Yuval Yanai has served as a member of our Board of Directors since March 2015 and has served as the Chairman of our Audit Committee and Compensation Committee since March 2015, as the Chairman of our Nominating Committee since October 2015 and as the Chairman of our Financing Committee since June 2016.  Mr. Yanai served as Senior Vice President and Chief Financial Officer of Given Imaging Ltd. from September 2005 through March 2014.  From October 2000 through August 2005, Mr. Yanai served as Senior Vice President and Chief Financial Officer of Koor Industries Ltd.  Prior to that, from April 1998 to September 2000, Mr. Yanai served as Vice President and Chief Financial Officer of NICE Systems Ltd., an Israeli global provider of Insight from Interactions, and, from 1991 to April 1998, he served as the Vice President, Finance and Chief Financial Officer of Elscint Ltd., a former Israeli company engaged in the developing and manufacturing of medical imaging devices.  Mr. Yanai joined Elscint in 1985 and served as Corporate Controller and Corporate Treasurer through 1991. Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Hadassah Medical Organization, and serves as the Chairman of its finance and compensation committees and as a member of its tenders and donation committee.  Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of S&P Global Maalot. Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Clal Biotechnology Industries and serves as the Chairman of its audit, financial reporting and compensation committees. Mr. Yanai also serves as a member of the board of directors of Nobio Ltd. and BRH Medical Ltd. Previously, Mr. Yanai served as an external director (within the meaning of the Israeli Companies Law) of Mazor Robotics Ltd. and Medical Compression Systems Ltd. and as a director of Medigus Ltd. and Alcobra Ltd. Mr. Yanai also served as a director of Macrocure Ltd., Citycon Oj, Starplast Industries Ltd., Adama Ltd. (formerly Makteshim-Agan Industries Ltd.), ECI Telecom Ltd., Equity One, Inc., BVR Systems Ltd., Tadiran Communication Ltd., The Elisra Group, Telrad Networks Ltd. and Medical Compression Systems (D.B.N) Ltd.  Mr. Yanai holds a B.Sc. degree in Accounting and Economics from Tel-Aviv University.

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

Dr. Seth A. Gross is the Director of Clinical Care and Quality at the NYU Langone Health. Dr. Gross is Chief of Gastroenterology at the NYU Langone Hospital Center. His areas of interest include CRC screening and gastrointestinal malignancies. Dr. Gross is an associate editor for Gastrointestinal Endoscopy. Dr. Gross is active in both the ACG and ASGE and serves on several committees. Dr. Gross is the former president at the NYSGE. Dr. Gross was the principal investigator in our pilot study conducted at the NYU Langone Hospital Center. Dr. Gross has a M.D. degree from the School of Medicine at Tel Aviv University and completed his gastroenterology fellowship at the Mayo Clinic College of Medicine.

B.	Compensation of Directors and Executive Officers

The aggregate compensation paid and share-based compensation and other payments expensed by us to our directors and executive officers with respect to the year ended December 31, 2020 was $2.9 million. This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.  As of December 31, 2020, (i) options to purchase 47,130 ordinary shares granted to our directors and executive officers were outstanding under our 2006 Unit Option Plan, with a weighted average exercise price of approximately $50.86 per share, (ii) options to purchase 511,923 ordinary shares granted to our directors and executive officers were outstanding under our 2015 Equity Incentive Plan and the United States Sub-Plan to our 2015 Equity Incentive Plan, with a weighted average exercise price of approximately $2.22 per share; and (iii) 68,139 restricted share units awarded to our directors and executive officers were outstanding under our 2015 Equity Incentive Plan and the United States Sub-Plan to our 2015 Equity Incentive Plan.

At our 2020 annual general meeting held on December 10, 2020, our shareholders approved, following the approval of our Compensation Committee and Board of Directors, the payment to each of our directors the following fees: (i) an annual fee of $25,000 for service on the Board of Directors and $2,500 for service on the Audit Committee; and (ii) a per meeting fee of $850 for each meeting of the Board of Directors or any committee thereof attended in person or via telephone. In addition, our shareholders approved an annual fee of (i) $10,000 for service as Chairman of the Board of Directors (other than an Active Chairman, who may be entitled to an increased fee in accordance with our Compensation Policy) and (ii) $5,000 for service as Chairman of the Audit Committee. Our directors also benefit from directors’ and officers’ indemnification and exculpation agreements as well as from our directors’ and officers’ liability insurance policy. The directors are also entitled to reimbursement of expenses (including travel, stay and lodging), subject to the Israeli Companies Law and the regulations promulgated thereunder, and in accordance with our company practices and our Compensation Policy for Executive Officers and Directors, or the Compensation Policy.

We do not have any written agreements with any current director providing for benefits upon the termination of such director’s relationship with us.

To our knowledge, there are no agreements and arrangements between any director and any third party relating to compensation or other payment in connection with their candidacy or service on our Board of Directors.

The table below sets forth the compensation paid to our five most highly compensated office holders (within the meaning of the Israeli Companies Law), in each case during or with respect to the year ended December 31, 2020.  We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits, to the extent applicable, and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to us, as recognized in our financial statements for the year ended December 31, 2020, including compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our directors’ and officers’ liability insurance policy and was entitled to indemnification and exculpation in accordance with indemnification and exculpation agreements, our articles of association and applicable law.

The exchange rate that we used to calculate the “Salary Cost” as presented in the following table, was NIS 3.425 to US$1.00, and is provided herein for convenience (such exchange rate is based on the average of the last-day exchange rate of each of the 12 months during 2020, as published by the Bank of Israel).

	Salary Cost (1)	Bonus (2)	Share-Based Compensation (3)	Total
Name and Principal Position	US$
Alex Ovadia - Chief Executive Officer	432,284	61,278	108,580	602,142
Yoav Kimchy - Chief Technology Officer	418,293	55,242	22,679	496,214
Mira Rosenzweig- Chief Financial Officer	255,987	35,371	9,066	300,424
Boaz Shpigelman -Vice President, Research and Development	242,533	26,630	18,615	287,778
Joshua (Shuki) Belkar- Vice President, Operation	226,399	26,805	8,311	261,516
_________________________
(1)
“Salary Cost” includes the Covered Executive’s gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, education funds, pension, severance, risk insurances, payments for social security and tax gross-up payments, vacation, a leased car and associated expenses, medical insurances and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(2)
With respect to Mr. Ovadia, represents a special bonus awarded in 2020 and a provision for the 2020 annual bonus, and with respect to each of the other Covered Executives, represents a provision for the 2020 annual bonus and adjustments to the annual bonus recorded for the year ended December 31, 2019. The 2020 annual bonuses are subject to the approval of our Compensation Committee and Board of Directors and with respect to Mr. Ovadia, also the shareholders.

(3)
Represents the share-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2020 based on the fair value of the grant date of the equity awards, in accordance with accounting guidance for equity-based compensation.

The following table sets forth information with respect to the options and RSUs granted to the Covered Executives for the year ended December 31, 2020.

Name	Date of Grant(1)	Security Type	Purchase Price	Number of Shares Underlying Award	Expiration Date	Total Benefit (in US$)	Benefit recognized in 2020 (in US$)

Mira Rosenzweig	December 10,2020	Options	$0.36	38,000	December 10,2030	10,441	359
Yoav Kimchy	December 10,2020	Options	$0.36	35,000	December 10,2030	9,617	330
Boaz Shpigelman	December 10,2020	Options	$0.36	40,000	December 10,2030	10,991	378
Joshua (Shuki) Belkar	December 10,2020	Options	$0.36	32,000	December 10,2030	8,793	302
___________________________
(1)
All options granted to the Covered Executives in fiscal year 2020 vest over a four-year period commencing on their date of grant, such that 25% of the award shall vest on the first anniversary of the date of grant and thereafter shall vest monthly in equal portions at the end of each month over the subsequent thirty-six (36) months.

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

We entered into an Employment Agreement dated as of December 27, 2012, as amended, with Alex Ovadia, or Mr. Ovadia’s Employment Agreement, pursuant to which Mr. Ovadia served as our Vice President of Research and Development, Israeli Site Manager and Chief Operations Officer until February 26, 2018. Effective as of February 26, 2018, Mr. Ovadia was appointed as our Chief Executive Officer and Mr. Ovadia’s Employment Agreement was amended accordingly, effective as of such date.  The terms of Mr. Ovadia’s engagement in his capacity as our Chief Executive Officer were approved by our shareholders at the extraordinary general meeting of shareholders held on April 2, 2018. Mr. Ovadia’s Employment Agreement, as currently in effect, may be terminated by either us or Mr. Ovadia upon 90 days’ prior notice to the other party. Pursuant to Mr. Ovadia’s Employment Agreement, we also have the right to immediately terminate Mr. Ovadia’s employment for “Cause” (as defined in Mr. Ovadia’s Employment Agreement). Pursuant to Mr. Ovadia’s Employment Agreement, Mr. Ovadia was entitled to an annual salary of NIS 924,000 ($240,000 per annum, paid in NIS based on an exchange rate of $1= NIS 3.85). Mr. Ovadia’s salary was subsequently increased in May 2019 to a monthly salary of NIS 80,808 (approximately $23,594 based on an exchange rate of $1= NIS 3.425) and effective as of December 1, 2019, to a monthly base salary NIS 84,500 (approximately $24,671 based on an exchange rate of $1= NIS 3.425), in each case by our Compensation Committee in reliance on an exemption from shareholder approval available under Israel law. Mr. Ovadia is also entitled to a leased car and associated expenses up to an aggregate monthly cost of NIS 12,000 ($3,503 based on an exchange rate of $1= NIS 3.425).  In addition, Mr. Ovadia may be entitled to an annual bonus of up to 30% of his annual salary subject to receipt of requisite approvals. Payment of the annual bonus shall be subject to the achievement of certain milestones determined by the Compensation Committee and Board of Directors.  Mr. Ovadia’s Employment Agreement also contains confidentiality, intellectual property, and non-competition and non-solicitation provisions.

We entered into an Employment Agreement effective as of April 28, 2019 with Mira Rosenzweig, or Ms. Rosenzweig’s Employment Agreement, pursuant to which Ms. Rosenzweig serves as our Chief Financial Officer. Ms. Rosenzweig’s Employment Agreement may be terminated by either us or Ms. Rosenzweig upon 90 days’ prior notice to the other party.  Pursuant to Ms. Rosenzweig’s Employment Agreement, we also have the right to immediately terminate Ms. Rosenzweig’s employment for “cause” (as described in Ms. Rosenzweig’s Employment Agreement).  Pursuant to Ms. Rosenzweig’s Employment Agreement, Ms. Rosenzweig is entitled to a salary of NIS 660,000 ($192,700 based on an exchange rate of $1= NIS 3.425) per annum. In addition, Ms. Rosenzweig may be entitled to an annual bonus of up to 25% of her annual salary, based on our evaluation of Ms. Rosenzweig’s performance and subject to receipt of customary approvals.  Ms. Rosenzweig’s Employment Agreement also contains confidentiality, intellectual property, and non-competition and non-solicitation provisions.

We entered into an Employment Agreement dated as of September 17, 2014, as amended from time to time, with Yoav Kimchy, or Mr. Kimchy’s Employment Agreement, pursuant to which Mr. Kimchy serves our Chief Technology Officer. Mr. Kimchy’s Employment Agreement may be terminated by either us or Mr. Kimchy upon 120 business days’ prior notice to the other party. Pursuant to Mr. Kimchy’s Employment Agreement, we also have the right to immediately terminate Mr. Kimchy’s employment for “Cause” (as defined in Mr. Kimchy’s Employment Agreement) or if Mr. Kimchy is unable to perform his duties for a period of two consecutive months by reason of illness or accident. Pursuant to Mr. Kimchy’s Employment Agreement, Mr. Kimchy is entitled to a salary of NIS 941,400 ($274,861 based on an exchange rate of $1= NIS 3.425) per annum. Mr. Kimchy is also entitled to a company car up to an aggregate monthly cost of NIS 5,000 ($1,460 based on an exchange rate of $1= NIS 3.425) and car associated expenses.  In addition, Mr. Kimchy may be entitled to an annual bonus of up to 30% of his annual salary, subject to receipt of requisite approvals. Payment of the annual bonus shall be subject to the achievement of certain milestones determined by the Compensation Committee and Board of Directors.

We entered into an Employment Agreement dated as of March 30, 2018, with Boaz Shpigelman, as amended from time to time, or Mr. Shpigelman’s Employment Agreement, pursuant to which Mr. Shpigelman serves as our Vice President, Research and Development. Mr. Shpigelman’s Employment Agreement may be terminated by either us or Mr. Shpigelman upon 30 days’ prior notice to the other party. Pursuant to Mr. Shpigelman’s Employment Agreement, we also have the right to immediately terminate Mr. Shpigelman’s employment for “Cause” (as defined in Mr. Shpigelman’s Employment Agreement). Pursuant to Mr. Shpigelman’s Employment Agreement, Mr. Shpigelman is entitled to a salary of NIS 591,000 ($172,555 based on an exchange rate of $1= NIS 3.425) per annum. Mr. Shpigelman’s Employment Agreement also contains confidentiality, intellectual property, and non-competition and non-solicitation provisions.

We entered into an Employment Agreement effective as of June 16, 2019 with Joshua (Shuki) Belkar, or Mr. Belkar’s Employment Agreement, pursuant to which Mr. Belkar serves as our Vice President, Operation. Mr. Belkar’s Employment Agreement may be terminated by either us or Mr. Belkar upon 90 days’ prior notice to the other party.  Pursuant to Mr. Belkar’s Employment Agreement, we also have the right to immediately terminate Mr. Belkar’s employment for “cause” (as described in Mr. Belkar’s Employment Agreement).  Pursuant to Mr. Belkar’s Employment Agreement, Mr. Belkar is entitled to a salary of NIS 600,000 ($175,182 based on an exchange rate of $1= NIS 3.425) per annum. In addition, Mr. Belkar may be entitled to an annual bonus of up to 25% of his annual salary, based on our evaluation of Mr. Belkar’s performance and subject to receipt of customary approvals.  Mr. Belkar’s Employment Agreement also contains confidentiality, intellectual property, and non-competition and non-solicitation provisions.

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

We rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules and follow Israeli law and practice with regard to the process of nominating directors, in accordance with which our board of directors (or a committee thereof) is authorized to recommend to our shareholders director nominees for election.  Our Board of Directors has established a non-independent Nominating Committee, whose role is to select and recommend to the Board of Directors for selection, director nominees, while considering the appropriate size and composition of the Board of Directors, the requirements applicable to all members of the Board of Directors and the criteria for the selection of new members of the Board of Directors.

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

Our current Compensation Policy for Executive Officers and Directors, which was approved by our shareholders at the 2020 annual general meeting held on December 10, 2020, serves as the basis for decisions concerning the financial terms of employment or engagement of our office holders, including exculpation, insurance, indemnification and any benefit, monetary payment or obligation of payment in respect of employment or engagement, including and any severance payment or benefit.

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

Nominating Committee

Our Board of Directors has established a non-independent Nominating Committee, whose role is to select and recommend to the Board of Directors for selection, director nominees, while considering the appropriate size and composition of the Board of Directors, the requirements of applicable law regarding service as a member of our Board of Directors and the criteria for the selection of new members of the Board of Directors.  We rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules and follow Israeli law and practice with regard to the process of nominating directors, in accordance with which our board of directors (or a committee thereof) is authorized to recommend to our shareholders director nominees for election.  The Nominating Committee is currently comprised of the following directors: Yuval Yanai, Steven Hanley and Mary-Jo Gorman.  Yuval Yanai serves as the Chairman of the Nominating Committee.

Financing Committee

Our Board of Directors has established a financing committee, which currently consists of Steven Hanley, Yuval Yanai and Mary Jo Gorman. Our financing committee is responsible for the review, approval and oversight of any potential financings, including the negotiations of any potential financings, and to provide a recommendation to our Board of Directors concerning the approval of any potential financings.

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

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to approve the internal auditor’s work plan. We have appointed Ms. Dana Gottesman Erlich of BDO as our internal auditor.

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

An amendment to an existing arrangement with an office holder (other than the chief executive officer) who is not a director requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Israeli Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the chief executive officer shall not require the approval of the compensation committee, if (i) the amendment is approved by the chief executive officer and the company’s compensation policy determines that a non-material amendment to the terms of service of an office holder (other than the chief executive officer) may be approved by the chief executive officer and (ii) the engagement terms are consistent with the company’s compensation policy.

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

According to regulations promulgated under the Israeli Companies Law, the renewal or extension of an existing arrangement with a chief executive officer shall not require shareholder approval if (i) the renewal or extension is not beneficial to the chief executive officer as compared to the prior arrangement or there is no substantial change in the terms and other relevant circumstances; and (ii) the engagement terms are consistent with the company’s compensation policy and the prior arrangement was approved by the shareholders by the Special Approval for Compensation.

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

As of December 31, 2020, we had 65 employees and independent contractors, all of whom were based in Israel, and of whom 10 persons were in administrative, accounting, information technology and human resources and 55 persons were in research and development. Under Israeli law, we and our employees are subject to protective labor provisions, including the length of the workday, minimum wages for employees, annual leave, sick pay, determination of severance pay and advance notice of termination of employment, as well as procedures for hiring and dismissing employees and equal opportunity and anti-discrimination laws. While none of our employees are party to any collective bargaining agreements, orders issued by the Israeli Ministry of Economy and Industry may make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as the length of the workday and week, recuperation pay, travel expenses and pension rights.  We have never experienced labor-related work stoppages and believe that our relationships with our employees are a significant part of our operations and that we maintain a good and positive relationship with our employees.

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

In addition, we have various consulting arrangements with experts including in regulatory, research and clinical matters, including with physicians.

E.	Share Ownership

Share Ownership of Executive Officers and Directors

For information concerning the beneficial ownership of our ordinary shares by our executive officers and directors, see the table in Item 7A. “Major Shareholders and Related Party Transactions—Major shareholders.” As of December 31, 2020, (i) options to purchase 47,130 ordinary shares granted to our directors and executive officers were outstanding under our 2006 Unit Option Plan, with a weighted average exercise price of approximately $50.86, (ii) options to purchase 511,923 ordinary shares granted to our directors and executive officers were outstanding under our 2015 Equity Incentive Plan and the United States Sub-Plan to our 2015 Equity Incentive Plan, with a weighted average exercise price of approximately $2.2 per share; and (iii) 68,139 restricted share units awarded to our directors and executive officers were outstanding under our 2015 Equity Incentive Plan and the United States Sub-Plan to our 2015 Equity Incentive Plan.

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

As of December 31, 2020, we had granted options to purchase an aggregate 174,416 ordinary shares under the 2006 Plan, of which options to purchase an aggregate 25,783 ordinary shares had been exercised into our ordinary shares, options to purchase an aggregate 89,758 ordinary shares had been forfeited without having been exercised and options to purchase an aggregate 58,875 ordinary shares were outstanding with a weighted average exercise price of approximately $51.97 per share. As of December 31, 2020, no shares are available for future awards under the 2006 Plan.

2015 Equity Incentive Plan

Awards under the 2015 Plan. Awards under the 2015 Plan may be options granted pursuant to Section 102 of the Tax Ordinance, or Section 102 Options, or Section 3(i) of the Tax Ordinance, or Section 3(i) Options, “incentive stock options”, or ISOs, within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, and options not intended to qualify as ISOs, or Non-statutory Stock Options, stock appreciation rights, or SARs, restricted stock awards, or RSAs, and restricted stock units, or RSUs, or any combination of the foregoing.

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

Administration of the 2015 Plan.  The Plan 2015 will be administered by the Board of Directors or, subject to applicable law, a committee appointed by the Board of Directors, or Committee and the Administrator. Subject to the provisions of the 2015 Plan and, in the case of a Committee, the specific duties delegated by the Board of Directors, and subject to the approval of any relevant authorities and compliance with all applicable laws, the Administrator shall have the full power and authority at its sole discretion, from time to time and at any time, among other things:

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

As of December 31, 2020, we had granted options to purchase an aggregate 1,265,377 ordinary shares under the 2015 Plan, of which options to purchase an aggregate 235,515 ordinary shares had been forfeited without having been exercised and options to purchase an aggregate 1,028,862 ordinary shares were outstanding as of such date, with a weighted average exercise price of approximately $2,07 per share. In addition, as of December 31, 2020, we had issued 201,134 restricted share units under the 2015 Plan, of which 62,356 RSUs had been forfeited, 66,179 RSUs had vested, and 72,599 restricted share units were outstanding as of such date. As of December 31, 2020, 155,001 ordinary shares are available for future awards under the 2015 Plan.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 16, 2021 by (i) each person or entity known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our current executive officers and directors individually; and (iii) all of our current executive officers and directors as a group.

The percentage of beneficial ownership of our ordinary shares is based on 70,448,422 ordinary shares, NIS 2.40 par value per share outstanding as of March 16, 2021. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All ordinary shares subject to options and warrants currently exercisable or exercisable into ordinary shares within 60 days of March 16, 2021, and underlying restricted stock units, or RSUs, that shall vest within 60 days of March 16, 2021, are deemed to be outstanding and beneficially owned by the shareholder holding such options, warrants or RSUs for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, warrant or RSU. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

This table is based upon information supplied by officers and directors and is believed to be accurate. Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each shareholder’s address is: c/o 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Mount Carmel, Israel.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Directors and Executive Officers
Alex Ovadia (1)	66,817	*
Yoav Kimchy(2)	105,763	*
Boaz Shpigelman (3)	37,082	*
Joshua (Shuki) Belkar (4)	5,946	*
Vardit Segal (5)	5,114	*
Israel Hershko (6)	15,237	*
Mira Rosenzweig (7)	6,819	*
Steven Hanley (8)	18,992	*
Clara Ezed (9)	18,003	*
Mary Jo Gorman (10)	18,802	*
XiangQian (XQ) Lin (11)	57,675	*
Yuval Yanai(12)	18,924	*
All director and executive officers as a group (12 persons)	375,174	0.53%
_________________________
* Less than 1% of our ordinary shares.

(1)
Includes (i) 15,062 outstanding ordinary shares, and (ii) 51,755 ordinary shares subject to options currently exercisable or options and RSUs that will become exercisable or vested within 60 days of March 16, 2021.

(2)
Includes (i) 38,285 ordinary shares directly held by Yoav Kimchy, (ii) 39,248 ordinary shares subject to options currently exercisable or options and RSUs that will become exercisable or vested within 60 days of the date of the table that are held by Yoav Kimchy, (iii) 26,655 ordinary shares directly held by Sigalit Kimchy, the wife of Yoav Kimchy, and (iv) 1,575 ordinary shares subject to options currently exercisable or options and RSUs that will become exercisable or vested within 60 days of March 16, 2021.  Yoav Kimchy and Sigalit Kimchy have joint beneficial ownership over the shares beneficially held by them.

(3)
Includes (i) 9,875 outstanding ordinary shares, and (ii) 27,207 ordinary shares subject to options currently exercisable or options and RSUs that will become exercisable or vested within 60 days of March 16, 2021.

(4)	Includes 5,946 ordinary shares subject to options currently exercisable or options that will become exercisable within 60 days of March 16, 2021.

(5)	Includes 5,114 ordinary shares subject to options that will become exercisable within 60 days of March 16, 2021.

(6)
Includes (i) 3,964 outstanding ordinary shares, and (ii) 11,273 ordinary shares subject to options currently exercisable or options and RSUs that will become exercisable or vested within 60 days of March 16, 2021.

(7)	Includes 6,819 ordinary shares subject to options currently exercisable or options that will become exercisable within 60 days of March 16, 2021.

(8)
Includes (i) 4,619 outstanding ordinary shares, and (ii) 14,373 ordinary shares subject to options and RSUs currently exercisable or exercisable or vested or that will become vested within 60 days of March 16, 2021.

(9)
Includes (i) 3,703 outstanding ordinary shares, and (ii) 14,300 ordinary shares subject to options and RSUs currently exercisable or exercisable or vested or that will become vested within 60 days of March 16, 2021.

(10)
Includes (i) 4,502 outstanding ordinary shares, and (ii) 14,300 ordinary shares subject to options and RSUs currently exercisable or exercisable or vested or that will become vested within 60 days of March 16, 2021.

(11)
Includes (i) 18,508 outstanding ordinary shares, (ii) 18,333 ordinary shares subject to options and RSUs currently exercisable or exercisable within 60 days of March 16, 2021, and (iii) 20,834 ordinary shares issuable upon exercise of Long Term Incentive Warrants that are currently exercisable.

(12)
Includes (i) 4,624 outstanding ordinary shares, and (ii) 14,300 ordinary shares subject to options and RSUs currently exercisable or exercisable or vested or that will become vested within 60 days of March 16, 2021.

As of March 16, 2021, based on information provided to us by our transfer agent in the United States and other information reasonably available to us, we had 51 holders of record of our ordinary shares in the United States. Such holders of record held, as of that date, 95.9% of our outstanding ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 95.8% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

None of our shareholders have voting rights different from the voting rights of other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2018.

B.	Related Party Transactions

Other than the executive and director compensation, executive officer employment agreements, indemnification and exculpation arrangements and directors’ and officers’ liability insurance policy discussed in “Management,” and the transactions described below, since January 1, 2018, we have not been or are not a party to any related party transactions. The descriptions provided below are summaries of the terms of such agreements, do not purport to be complete and are qualified in their entirety by the complete agreements.

Pontifax Warrants

On October 14, 2014, we issued warrants to purchase an aggregate of 18,464 of our ordinary shares at an exercise price of NIS 2.40 per share, or the Pontifax Warrants, to the Pontifax Funds in consideration of their commitment to provide to us, for no consideration, the following services, if and to the extent requested by us: (i) business development services, in such scope and substance as shall be agreed between us and the Pontifax; and (ii) a representative designated by Pontifax to serve as the chairman of our board of directors. The Pontifax Funds subsequently agreed that the exercise price of fifty-percent of their warrants will increase to equal the price at which our ordinary shares are sold to the public in the initial public offering of our securities, or if units are sold in the initial public offering of our securities, the exercise price per share will increase to be equal to the effective price per share of the ordinary shares underlying the units sold to the public in the offering. The Pontifax Funds also agreed that such portion of their warrants would vest and become exercisable only upon the consummation of the initial public offering of our securities prior to their expiration date. The remaining warrants with an NIS 2.40 exercise price would vest on a quarterly basis in eight equal installments during a period of 24 months from issuance. In addition, the Pontifax Funds agreed to reduce the term of their respective warrants such that these warrants will now expire after eight years (instead of ten years) following their issuance, i.e., on October 14, 2022. Upon the closing of our initial public offering any unvested portion of the warrants became fully vested and exercisable. In September 2018, Pontifax exercised 9,232 of the Pontifax Warrants, with an exercise price of 2.40 per share, into 7,502 ordinary shares on a cashless basis. As of December 31, 2020, Pontifax Warrants to purchase 9,232 ordinary shares, with an exercise price of $60.72 per share, were outstanding.

Transactions with Check-Cap LLC and the Members and Manager of Check-Cap LLC

On May 31, 2009, we entered into an asset transfer agreement with Check-Cap LLC pursuant to which Check-Cap LLC transferred all of its business operations and substantially all of its assets to us. Our shareholders’ holdings on the date of the asset transfer transaction reflected their interests as members of Check-Cap LLC. In the framework of the asset transfer agreement and under the Shareholders Agreement, we undertook to use commercially reasonable efforts to procure that distributions or advance funds are made to our shareholders holding (at the date of the transaction) ordinary shares, Series A preferred shares and/or Series B preferred shares (i.e., the shareholders who are also members of Check-Cap LLC), as would be necessary to eliminate the tax impact on such shareholders of the Reorganization and the transfer of all of the business operations and substantially all of the assets from Check-Cap LLC to us. Notwithstanding the foregoing, we will not advance payments to such shareholders to address the fact that they will no longer receive a “pass through” of losses generated by us as they previously received while owning units of Check-Cap LLC. These advances, if and to the extent made, will be deducted from any distributions such shareholders are entitled to receive from us. We have reserved in our financial statements $14,000 as of December 31, 2020, $53,000 as of December 31, 2019 and $65,000 as of December 31, 2018 on account of such advances.

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

Agreements with Former CEO

We entered into an Employment Agreement dated as of July 1, 2015, as amended, with William Densel, or Mr. Densel’s Employment Agreement, pursuant to which Mr. Densel served as President and Chief Executive Officer of our company and our subsidiary Check-Cap U.S., Inc. Mr. Densel’s employment with us as Chief Executive Officer of our company and our subsidiary Check-Cap U.S., Inc. ended on February 26, 2018. Pursuant to Mr. Densel’s Employment Agreement, Mr. Densel was entitled to a salary of $350,000 per annum. In addition, Mr. Densel was entitled to an annual bonus of up to 50% of his annual salary, subject to receipt of requisite approvals and subject to the achievement of certain milestones determined and approved by our Compensation Committee and Board of Directors. Mr. Densel’s Employment Agreement also contained confidentiality, intellectual property, non-competition and non-solicitation provisions. Mr. Densel’s Employment Agreement provided that in the event that his engagement with us is terminated by us without “Cause” (other than due to death or disability), he would be entitled to receive, during the six month period following the termination date, his annual salary of $350,000, payable monthly, and medical and dental insurance.

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

See Item 18 “Financial Statements.”

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

Our ability to distribute dividends also may be limited by future contractual obligations and by Israeli law. The Israeli Companies Law restricts our ability to declare dividends.  Unless otherwise approved by a court, we can distribute dividends only from “profits” (as defined by the Israeli Companies Law), and only if there is no reasonable concern that the dividend distribution will prevent us from meeting our existing and foreseeable obligations as they become due. Subject to the foregoing, payment of future dividends, if any, will be at the discretion of our board of directors and will depend on various factors, such as our financial condition, operating results, current and anticipated cash needs and other business and economic factors that our board of directors may deem relevant. See Exhibit 2.1 “Description of Securities—Dividend and Liquidation Rights.” The payment of dividends may be subject to Israeli withholding taxes. See Item 10E. “Additional Information—Taxation—Israeli Tax Considerations and Government Programs—Taxation of Our Shareholders—Taxation of Non-Israeli Shareholders on Receipt of Dividends.” Furthermore, if we pay a dividend out of income attributed to our Benefited Enterprise that was generated during the tax exemption period, we may be subject to tax on the grossed-up amount of such distributed income at the corporate tax rate which would have been applied to our Benefited Enterprise’s income had we not enjoyed the exemption. See Item 10E. “Additional Information—Taxation – Israeli Tax Considerations and Government Programs — Law for the Encouragement of Capital Investments, 5719-1959 — Tax Benefits Subsequent to the 2005 Amendment.”

B.	Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since December 31, 2020, until the date of the filing of this Annual Report.

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

For details regarding the approvals required under the Israeli Companies Law for the approval of director compensation, see “Item 6C “Directors, Senior Management and Employees — Board Practices -Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.” -Compensation of Directors.”

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

The following description is not intended to constitute a complete analysis of all tax consequences relating to our ordinary shares, Long Term Incentive Warrants, Series C Warrants and Series D Warrants (sometimes referred to collectively or individually as our “securities”).  You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, non-U.S. or other taxing jurisdiction.

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

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax, currently at the rate of 23% (effective as of January 1, 2018) of a company’s taxable income. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise a Preferred Enterprise or a Priority Technological Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate.

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

Under the Innovation Law as currently in effect, the grants awarded are typically up to 50% of the project’s approved expenditures. The grantee is required to pay royalties to the State of Israel from the sale of products (and associated services) developed using IIA funding. Regulations under the Innovation Law, as currently in effect, generally provide for the payment of royalties of 3% or 5% (and at an increased rate under certain circumstances) on sales of products and services based on technology and know-how developed using IIA grants, until 100% (which may be increased under certain circumstances) of the grant, linked to the U.S. dollar and bearing interest at the LIBOR rate, is repaid. The terms of the Israeli government participation require that products developed with IIA funded be manufactured in Israel, unless the IIA approved grant program includes a pre-determined portion of manufacturing that may be performed outside Israel (as certain of our IIA approved grants included).  The approval of the IIA is required for the transferring of manufacturing outside Israel in excess of such pre-determined portion (however, only a notice to the IIA, as opposed to approval, is required for the transfer outside Israel of up to 10% of the cumulative manufacturing in excess of such pre-approved portion). If manufacturing of IIA-funded products is transferred outside Israel (following IIA approval) in excess of the pre-determined percentage included in the grant approval, then the royalty repayment rate is increased by 1% with respect to the additional approved percentage to be manufactured outside Israel and the royalty repayment for the entire approved program may be increased to up to three times the amount of the grants received, depending on the percentage manufactured outside Israel (plus accrued interest).  For example, during 2019, we provided notice to the IIA with respect to the transfer of manufacturing outside of Israel of our C-Scan Track in an amount that represents less than 10% of cumulative deviation exceeding the pre-determined portion to be manufactured abroad that was included in our grant approval. This may increase our royalty repayment ceiling to 120% of the revenues of the C-Scan Track and the repayment rate may increase by 1% for the part of manufacturing carried out abroad. We are continuing to explore whether certain other components of C-Scan can be assembled outside of Israel. For example, in preparation for commercialization in the U.S., we are continuing to explore whether it would be possible to assemble the capsule without the X-ray source in Israel, and have the X-ray source subsequently assembled into C-Scan at a certified radioisotope production facility or at a distribution center outside Israel.  Over the years, we received approval of grant applications that included a certain predetermined percentage of manufacturing to be performed outside of Israel of the X-ray source but additional examination of these approvals and consequent manufacturing is required to determine liabilities to the IIA, if any.  IIA prior approval is also required for the transfer of IIA-funded know-how to a third party outside of Israel (including by way of license), which we may not receive (and any such approval would be subject to payment of a redemption fee, calculated according to a formula under the Innovation Law, which may be in the amount of up to six times the amount of the grants received, (less paid royalties, if any, and depreciation, but no less than the total grants received), plus accrued interest). Even following the full repayment of any IIA grants, we must nevertheless continue to comply with the requirements of the Innovation Law. If we fail to comply with any of the conditions and restrictions imposed by the Innovation Law and regulations and guidelines thereunder, or by the specific terms under which we received the grants, we may be required to refund any grants previously received together with interest and penalties, and, in certain circumstances, may be subject to criminal charges.

As of December 31, 2020, we had received funding from the IIA for the financing of a portion of our research and development expenditures in an aggregate amount of approximately $5.6 million.  As of December 31, 2020, we had not paid any royalties to the IIA and had a contingent obligation to the IIA in the amount of approximately $6.1 million.  In January 2021, we received an additional IIA grant to support the funding of our transition from research and development to manufacturing in the amount of up to $750,000 (along with a co-investment by us of the same amount), subject to the terms and conditions set forth in the grant approval, of which we received approximately $260,000 in January 2021.

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

Adjustments with Respect to Warrants. The terms of the Series C Warrant, Series D Warrant and Long Term Incentive Warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or adjustment to the exercise price of the warrant in certain events. An adjustment of the exercise price or an adjustment that has the effect of preventing dilution generally is not taxable. However, the holders of the Series C Warrants and Series D Warrants may be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through a decrease in the exercise price of the Series C Warrants or Series D Warrants) as a result of a distribution of cash to the holders of our ordinary shares, which is taxable to the holders of such ordinary shares as described under “—Taxation of our Shareholders,” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the holders of the Series C Warrants or Series D Warrants received a cash distribution from us equal to the fair market value of such increased interest.  While not clear, Israeli holders of the Long Term Incentive Warrants may be subject to a similar tax treatment in respect of any such constructive distribution, or, alternatively, if such warrants are treated as compensatory warrants for Israeli tax purposes, such holders may be deemed to have additional compensation income either at the time of the adjustment or upon the exercise of the Long Term Incentive Warrants.  Holders of Series C Warrants, Series D Warrants and Long Term Incentive Warrants are urged to consult their own tax advisors on these issues.

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 647,640 for 2021, which amount is linked to the annual change in the Israeli consumer price index.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our securities as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including, but not limited to:

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

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner (or person or entity treated as a partner) in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) to a holder in respect of our securities and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of our securities will be in U.S. dollars. In addition, as described in “Risk Factors – Risks Related to Taxation”, there is a risk that we could be treated as a domestic (U.S.) corporation for U.S. federal income tax purposes by reason of the Reorganization; this discussion also assumes that we will be and have been treated as a foreign corporation for U.S. federal income tax purposes. Moreover, this discussion assumes that a holder owns a sufficient number of Series C Warrants, Series D Warrants and/or Long Term Incentive Warrants, such that the holder will not have a fractional warrant upon the exercise of a Series C Warrant, Series D Warrant and/or Long Term Incentive Warrant, as the case may be.

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

U.S. Holders

Taxation of Cash Distributions

As noted above, we currently do not intend to pay cash dividends on our ordinary shares in the foreseeable future. Subject to the passive foreign investment company, or PFIC, rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid in respect of our ordinary shares. A cash distribution on our ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such cash distribution, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ordinary shares.

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

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (b) at least 50% of the average value of its assets in a taxable year of the foreign corporation, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

We believe that we were a PFIC for the taxable year ended December 31, 2020 and may be a PFIC for the taxable year ending December 31, 2021.  Our PFIC status for our current taxable year  or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our taxable year ending December 31, 2021 or any subsequent taxable year.

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

Holders are urged to consult their own tax advisors regarding information reporting, the application of backup withholding, and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K.  As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC.  You can also inspect this Annual Report on such website.

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

During 2020, we entered into zero-cost collars or minimal cost collars contracts to hedge against the risk of overall changes in exchange rates on future cash flow from payments denominated in NIS. As of December 31, 2020, we had had outstanding foreign exchange collars in the notional amount of approximately $1.87 million with a fair value asset net of $12,430.

As of December 31, 2020, our total assets and liabilities linked to the NIS amounted to $1.4 million and $2.3 million, respectively. A 10% depreciation of the dollar in relation to the NIS would cause an exchange rate loss of approximately $88,000.

As of December 31, 2020, we had no assets linked to the Euro and our total liabilities linked to the Euro amounted to $140. A 10% depreciation of the dollar in relation to the Euro would cause an exchange rate gain of approximately $13,000.

During the year ended December 31, 2020, the exchange rate between the U.S. dollar and the NIS decreased by 6.97% and the exchange rate between the U.S. dollar and the Euro decreased by 8.53%. During the year ended December 31, 2019, the exchange rate between the U.S. dollar and the NIS decreased by 7.79% and the exchange rate between the U.S. dollar and the Euro increased by 2.08%. During the year ended December 31, 2018, the exchange rate between the U.S. dollar and the NIS increased by 8.1% and the exchange rate between the U.S. dollar and the Euro increased by 4.79%.

Interest Rate Risk

Our obligation to pay royalties to the IIA is linked to LIBOR and we are therefore exposed to changes in LIBOR.

In addition, we intend to invest our cash balances, including certain of the net proceeds from our recent financings pending their ultimate use, primarily in bank deposits, corporate securities and securities issued by the U.S. and Israeli governments. We are exposed to market risks resulting from changes in interest rates relating primarily to our financial investments in cash and deposits. We do not use derivative financial instruments to limit exposure to interest rate risk. Our interest income decreased in 2020 due to the decline in interest rates and may further decline in the future as a result of changes in the financial markets; however, we believe any such potential loss would be immaterial to us.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

(a)          Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report, or the Evaluation Date. Based on such evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective.

(b)          Management’s Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the Evaluation Date. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of the Evaluation Date. As all internal control systems, no matter how well designed, have inherent limitations, our internal control over financial reporting may not prevent or detect misstatements.

(c)          Attestation Report of Registered Public Accounting Firm.  This Annual Report does not include an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2020 by our registered public accounting firm due to our status as a non-accelerated filer and, accordingly, are exempt from this requirement.

(d)          Changes in Internal Control Over Financial Reporting.  Based on the evaluation conducted by our Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2020 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services.

The following table represents aggregate fees billed to us for professional services rendered for fiscal years ended December 31, 2020 and 2019 by Deloitte Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered accounting firm.

	2020	2019
Audit Fees (1)	$60,000	$60,000
Audit-Related Fees (2)	$15,000	$10,000
Tax Fees (3)	$19,437	$11,631
Other Fees (4)	$7,000	-
Total	$101,434	$81,264
_______________________
(1)
The audit fees for the years ended December 31, 2020 and 2019 were for professional services rendered for the audits of our financial statements, consents and in connection with certain of our filings with the U.S. Securities and Exchange Commission.

(2)
Audit-related fees for the year ended December 31, 2020, are for services rendered by our auditors in connection with the April-May 2020 registered direct offerings and the warrants exercise transaction in July 2020. Audit-related fees for the year ended December 31, 2019, are for services rendered by our auditors in connection with the 2019 registered direct offering.

(3)
Tax fees for the year ended December 31, 2020, are for services rendered by our auditors in connection with the IIA and other tax services study. Tax fees for the year ended December 31,2019 in connection with the IIA.

(3)	Other fees for the year ended December 31, 2020, are for services rendered by our auditors in connection with a benchmark study.

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

ITEM 16G.  Corporate governance.

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares are publicly traded, including companies with shares listed on the Nasdaq Capital Market, are considered public companies under Israeli law and are required to comply with various corporate governance requirements relating to such matters as external directors, the audit committee, the compensation committee and an internal auditor.  These requirements are in addition to the corporate governance requirements imposed by the Listing Rules of the Nasdaq Stock Market and other applicable provisions of U.S. securities laws to which we became subject (as a foreign private issuer) upon the closing of our initial public offering and the listing of our securities on the Nasdaq Capital Market.  Under the Listing Rules of the Nasdaq Stock Market, a foreign private issuer, such as us, may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the Listing Rules of the Nasdaq Stock Market, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the U.S. Securities and Exchange Commission. We currently rely on this “home country practice exemption” solely with respect to the following items:

•
Nomination of our directors. Israeli law and our amended articles of association do not require director nominations to be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Listing Rules of the Nasdaq Stock Market. We rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules and follow Israeli law and practice with regard to the process of nominating directors, in accordance with which directors are recommended by our board of directors for election by our shareholders (other than directors elected by our board of directors to fill a vacancy).  Our Board of Directors has established a non-independent Nominating Committee, whose role is to select and recommend to the Board of Directors for selection, director nominees, while considering the appropriate size and composition of the Board of Directors, the requirements of applicable law regarding service as a member of our Board of Directors and the criteria for the selection of new members of the Board of Directors.

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

•
Shareholder approval.  We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Israeli Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Listing Rule 5635. In particular, under the Nasdaq Listing Rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest (or such persons collectively have a 10% or greater interest) in the target company or the assets to be acquired or the consideration to be received and the present or potential issuance of ordinary shares, or securities convertible into or exercisable for ordinary shares, could result in an increase in outstanding common shares or voting power of 5% or more; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of a stock option or purchase plan or other equity compensation arrangements, pursuant to which stock may be acquired by officers, directors, employees or consultants (with certain limited exception); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. We will seek shareholder approval for all actions requiring such under the Israeli Companies Law. Under the Israeli Companies Law, the adoption of, and material changes to, equity-based compensation plans generally require the approval of the board of directors. For details regarding the approvals required under the Israeli Companies Law for the approval of compensation of the chief executive officer, all other executive officers and directors, see “Item 6C “Directors, Senior Management and Employees — Board Practices -Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.” For details regarding the approvals required under the Israeli Companies Law for the approval of transactions with and compensation of controlling shareholders, see “Item 6C “Directors, Senior Management and Employees — Board Practices -Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions.” For details regarding the approvals required under the Israeli Companies Law for certain acquisitions of our shares and mergers, see Exhibit 2.1. “Description of Securities — Acquisitions under Israeli Law.”

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

ITEM 16H.  Mine Safety Disclosure.

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

Our Financial Statements beginning on pages F-8 through F-36 are hereby incorporated herein by reference.  These Financial Statements are filed as part of this Annual Report.

ITEM 19.  EXHIBITS

Exhibit Index

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of the Registrant
2.1	Description of Securities Registered under Section 12
2.2	Form of Registrant’s Ordinary Share Warrant Certificate (1)
2.3	Form of Long Term Incentive Warrant Certificate (included in Exhibit 4.4) (1)
2.4	Form of Warrant Agreement dated as of February 24, 2015 between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent (1)
2.5	Amendment No.1 dated as of June 24, 2015, to Warrant Agreement dated as of February 24, 2015 between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent (6)
2.6	Form of 2014 Underwriter Warrants (1)
2.7	Form of June 2017 Warrants (4)
2.8	Form of June 2017 Placement Agent Warrants (4)
2.9	Form of November 2017 Warrants (5)
2.10	Form of November 2017 Placement Agent Warrants (5)
2.11	Form of Ordinary Shares Warrant Certificate issued pursuant to a certain Credit Line Agreement dated as of August 20, 2014 (1)
2.12	Forms of Ordinary Shares Warrant Certificate issued to the Pontifax entities (1)
2.13	Form of Series C Warrant (7)
2.14	Form of Warrant Agent Agreement between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent (7)
2.16	Form of February 2019 Series D Warrant (9)
2.17	Form of the February 2019 Placement Agent Warrant (9)
4.1	2006 Unit Option Plan and Amendments thereto (1)
4.2	Form of Series C-1 preferred shares purchase warrant (1)
4.3	Forms of Series C-2 preferred shares purchase warrant (1)
4.4	Forms of Anti-Dilution Warrants (1)
4.5	Asset Transfer Agreement, dated as of May 31, 2009 by and between Check-Cap Ltd. and Check-Cap LLC (1)
4.6	The Agreement for ASIC Design and Development dated November 26, 2009 by and between Check-Cap Ltd. and Politechnico di Milano (1)
4.7	Form of Indemnification Agreement (1)
4.8	2015 Equity Incentive Plan and 2015 United States Sub-Plan to 2015 Equity Incentive Plan (2)
4.9	Compensation Policy for Executive Officers and Directors (17)
4.10	Placement Agent Agreement dated August 5, 2016 by and between Check-Cap Ltd. and Chardan Capital Markets LLC (3)
4.11	Securities Purchase Agreement dated as of May 30, 2017 by and among Check-Cap Ltd. and the Purchasers named therein (4)
4.12	Securities Purchase Agreement dated as of November 20, 2017 by and among Check-Cap Ltd. and the Purchasers named therein (5)
4.13	Underwriting Agreement, dated as of May 4, 2018, by and between Check-Cap Ltd. and H.C. Wainwright & Co., LLC (8)
4.14	Form of Securities Purchase Agreement dated as of February 4, 2019 by and between Check-Cap Ltd. and the Purchasers named therein (9)
4.15	Form of Securities Purchase Agreement dated as of December 19, 2019 by and between Check-Cap Ltd. and the Purchasers named therein (10)
4.16	Form of Securities Purchase Agreement dated as of April 20, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto (11)
4.17	Form of Securities Purchase Agreement dated as of April 30, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto (12)
4.18	Form of Securities Purchase Agreement dated as of May 8, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto (13)
4.19	Form of Warrant Exercise Agreement dated as of July 23, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto (14)
4.20	Form of Warrant issued by Check-Cap Ltd. on April 22, 2020 (11)
4.21	Form of Warrant issued by Check-Cap Ltd. on May 4, 2020 (12)
4.22	Form of Warrant issued by Check-Cap Ltd. on May 13, 2020 (13)
4.23	Form of Warrant issued by Check-Cap Ltd. on July 27, 2020 (14)
4.24	Form of Placement Agent Warrant issued by Check-Cap Ltd. on April 22, 2020 (15)
4.25	Form of Placement Agent Warrant issued by Check-Cap Ltd. on May 4, 2020 (15)
4.26	Form of Placement Agent Warrant issued by Check-Cap Ltd. on May 13, 2020 (15)
4.27	Form of Placement Agent Warrant issued by Check-Cap Ltd. on July 27, 2020 (14)
4.28	Exclusive License Agreement between the Company and the Curators of the University Of Missouri, dated February 26, 2021
8.1	List of Subsidiaries (16)
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Brightman Almagor Zohar & Co., independent registered public accounting firm

101.INS	XBRL Instant Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBLR Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase
____________________________
(1)	Incorporated by reference to the Registration Statement on Form F-1 of the Registrant (File No. 333-201250).

(2)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities Exchange Commission on July 6, 2015.

(3)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on August 12, 2016.

(4)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on June 2, 2017.

(5)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on November 22, 2017.

(6)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on June 24, 2015.

(7)	Incorporated by reference to the Registration Statement on Form F-1/A by the Registrant with the Securities and Exchange Commission on April 25, 2018.

(8)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on May 4, 2018.

(9)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on February 6, 2019.

(10)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the SEC on March 6, 2020.

(11)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on April 22, 2020.

(12)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on May 4, 2020.

(13)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on May 12, 2020.

(14)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on July 24, 2020.

(15)	Incorporated by reference to the Registration Statement on Form F-1 by the Registrant with the SEC on May 20, 2020.

(16)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on March 15, 2016.

(17)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on March 15, 2016.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHECK-CAP LTD.

Date: March 18, 2021	By:	/s/ Alex Ovadia
	Name:	Alex Ovadia
	Title:	Chief Executive Officer (Principal Executive Officer)

	By:	/s/ Mira Rosenzweig
	Name:	Mira Rosenzweig
	Title:	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

CHECK CAP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

CHECK CAP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Check-Cap Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Check-Cap Ltd. and its subsidiary (the "Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Changes in Ordinary Share Capital – Refer to Note 10 to the Consolidated Financial Statements

Critical Audit Matter Description

During the year ending December 31, 2020, the Company raised equity in the aggregate amount of $25,892 thousands ($23,582 thousands net of issuance expenses), through numerous equity transactions, by issuing shares and warrants and by entering into a warrant exercise agreement under which warrant holders exercised their warrants in exchange for issuance of new warrants.

We deemed our audit over the allocation, classification and accuracy of equity transactions as challenging from a perspective of audit effort in comparison to our audit as a whole, because of the amount of equity transactions and due to the magnitude of total amounts raised. As such, we believe this represents a critical audit matter.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to equity transactions included the following, among others:

•	We read the agreements and analyzed the terms of the Company’s equity transactions.
•	We evaluated the interpretation and application of the relevant accounting guidance in relation to the appropriateness of the classification in equity of warrants issued in these transactions.
•	We agreed the consideration received from each transaction to the respective bank statement.
•	We compared the number of warrants exercised as appearing in the Company's accounting records to the respective warrant exercise notices.
•	We compared the shares issued and outstanding to the confirmation obtained directly from the transfer agent.

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv, Israel
March 18, 2021

We have served as the Company's auditor since 2005.

CHECK CAP LTD
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

		December 31,
	Note	2 0 2 0	2 0 1 9
Assets
Current assets
Cash and cash equivalents		7,703	7,685
Restricted cash	2	350	350
Short-term bank deposit		10,079	-
Prepaid expenses and other current assets	3	285	400
Total current assets		18,417	8,435

Non-current assets
Property and equipment, net	4	823	540
Operating leases	5	398	454
Total non-current assets		1,221	994
Total assets		19,638	9,429

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accruals
Trade		862	989
Other		345	490
Employees and payroll accruals	6	1,510	1,101
Operating lease liabilities	5	264	222
Total current liabilities		2,981	2,802

Non-current liabilities
Royalties provision	8A	154	182
Operating lease liabilities	5	125	211
Total non-current liabilities		279	393

Shareholders' equity	10
Share capital, Ordinary shares, 2.4 NIS par value (360,000,000 and 90,000,000 authorized shares as of December 31, 2020 and 2019, respectively; 46,239,183 and 8,272,908 shares issued and
outstanding as of December 31, 2020 and 2019, respectively)		31,646	5,407
Additional paid-in capital		75,715	77,964
Accumulated deficit		(90,983)	(77,137)
Total shareholders' equity		16,378	6,234

Total liabilities and shareholders' equity		19,638	9,429

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

		Year ended December 31,
	Note	2 0 2 0	2 0 1 9	2 0 1 8

Research and development expenses, net	12	10,008	10,474	7,618
General and administrative expenses	13	3,924	3,595	3,445
Operating loss		13,932	14,069	11,063

Finance income, net	14	86	233	473

Loss before income tax		13,846	13,836	10,590
Taxes on income		-	-	(1)
Net loss		13,846	13,836	10,589
Other comprehensive loss:
Change in fair value of cash flow hedge		-	(13)	13
Comprehensive loss		13,846	13,823	10,602
Loss per share:
Net loss per ordinary share - basic and diluted		0.46	1.73	2.61

Weighted average number of ordinary shares outstanding - basic and diluted	15	30,351,368	7,986,059	4,058,005

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share and per share data)

	Ordinary shares
			Additional	Other		Total
			paid-in	comprehensive	Accumulated	Shareholders’
	Number	Amount	capital	loss	deficit	equity
Balance as of December 31, 2017	1,605,434	$974	$57,643	$-	$(52,712)	$5,905
Changes during 2018:
Issuance of ordinary shares in the 2018
public offering, net of issuance expenses in the amount of $2,413 (2)	3,669,129	2,444	15,343	-	-	17,787
Exercise of warrants into ordinary shares	56,121	38	(33)	-	-	5
Change in fair values of cash flow hedge	-	-	-	(13)	-	(13)
Share-based compensation	-	-	(65)	-	-	(65)
Net loss	-	-	-	-	(10,589)	(10,589)
Balance as of December 31, 2018	5,330,684	3,456	72,888	(13)	(63,301)	13,030
Changes during 2019:
Issuance of ordinary shares and warrants,
in the 2019 registered direct
offering, net of issuance expenses in an amount of $987 (3)	2,906,376	1,927	4,584	-	-	6,511
Exercise of warrants into ordinary shares	734	-	-	-	-	-
RSU vesting	35,114	24	(24)			-
Share-based compensation	-	-	516			516
Change in fair values of cash flow hedge	-	-	-	13	-	13
Net loss	-	-	-	-	(13,836)	(13,836)
Balance as of December 31, 2019	8,272,908	5,407	77,964	-	(77,137)	6,234
Changes during 2020:
Issuance of ordinary shares in private
placement, net of issuance expenses in
an amount of approximately $29	2,720,178	1,894	2,837	-	-	4,731
Issuance of ordinary shares and warrants
in the April – May 2020 Financings, net
of issuance expenses in an amount of $1,361	19,166,670	13,039	(2,900)	-	-	10,139
Issuance of ordinary shares and
warrants in the Warrant Exercise Transaction,
net of issuance expenses in an amount of $920	16,054,223	11,290	(2,578)	-	-	8,712
RSU vesting	25,204	16	(16)	-	-	-
Share-based compensation	-	-	408			408
Net loss	-	-	-	-	(13,846)	(13,846)
Balance as of December 31, 2020	46,239,183	31,646	75,715	-	(90,983)	16,378

(1)	All shares amounts prior to April 4, 2018, have been retroactively adjusted to reflect a 1-for-12 share reverse split, see Note 1C.
(2)          Includes pre-funded warrants to purchase 450,909 ordinary shares at a purchase price of $5.49 per pre-funded warrant, issued in connection with the 2018 public offering. See Note 10B(2)(j).
(3)          Includes pre-funded units to purchase 1,024,876 ordinary shares at a purchase price of $2.57 per pre-funded unit, issued in connection with the registered direct offering. See Note 10B(2)(k).

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(13,846)	(13,836)	(10,589)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	148	115	147
Share-based compensation	408	516	(65)
Financial expenses (income), net	7	40	(13)
Changes in assets and liabilities items:
Decrease (increase) in prepaid and other current assets and non-current assets	106	(420)	(13)
Increase (decrease) in trade accounts payable, accruals and other current liabilities	(317)	503	416
Increase (decrease) in employees and payroll accruals	409	242	258
Increase (decrease) in royalties provision	(28)	(3)	(255)
Net cash used in operating activities	(13,113)	(12,843)	(10,114)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(379)	(167)	(94)
Proceeds from (Investment in) short-term bank and other deposits	(10,072)	5,612	(5,629)
Net cash provided by (used in) investing activities	(10,451)	5,445	(5,723)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of ordinary shares and warrants in the Warrant Exercise Transaction, net of issuance expenses	8,712	-	-
Issuance of ordinary shares in the private placement, net of issuance expenses	4,731	-	-
Issuance of ordinary shares in the registered direct offerings, net of issuance expenses	10,139	6,511	(30)
Issuance of ordinary shares in the 2018 Public Offering	-	-	17,792
Net cash provided by financing activities	23,582	6,511	17,762

Net increase (decrease) in cash, cash equivalents and restricted cash	18	(887)	1,925

Cash, cash equivalents and restricted cash at the beginning of the year	8,035	8,922	6,997

Cash, cash equivalents and restricted cash at the end of the year	8,053	8,035	8,922

Supplemental information for Cash Flow:

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8
Supplemental disclosure of non-cash flow information
Purchase of property and equipment	45	32	3
Recognition of operating leases and operating lease liabilities from adoption of ASU 2016-02	-	369	-
Assets acquired under operating leases	151	223	-
Supplemental disclosure of cash flow information
Cash paid for taxes	5	15	5

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 1  -  GENERAL INFORMATION

A.	General

(1)	Check Cap Ltd. (the “Company") was incorporated under the laws of the State of Israel. The registered address of its offices is 29 Abba Hushi Avenue, Isfiya 3009000, Israel.

(2)	The Company has a wholly-owned subsidiary, Check-Cap US, Inc., that was incorporated under the laws of the State of Delaware on May 15, 2015.

(3)
The Company is a clinical-stage medical diagnostics company aiming to redefine colorectal cancer (CRC) screening and prevention through the introduction of C-Scan®, the first and only patient-friendly preparation-free screening test to detect polyps before they may transform into cancer. The Company’s disruptive capsule-based screening technology aims to significantly increase screening adherence worldwide and help millions of people to stay healthy through preventive CRC screening. C-Scan uses an ultra-low dose X-ray capsule, an integrated positioning, control and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon. C-Scan is non-invasive and requires no preparation or sedation, allowing the patients to continue their daily routine with no interruption as the capsule is propelled through the gastrointestinal tract by natural motility.

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

On May 8, 2018, the Company consummated an underwritten public offering of ordinary shares, pre-funded warrants and Series C warrants. See Note 10B(2)(j).

On February 6, 2019, the Company consummated a registered direct offering of ordinary shares and warrants. See Note 10B(2)(k).

In February 2020, the Company consummated a private placement of ordinary shares. See Note 10B(2)(l).

During April and May 2020, the Company consummated three registered direct offerings of ordinary shares and simultaneous private placements of warrants. See Note 10B(2)(m).

On July 27, 2020, the Company consummated a warrant exercise transaction to purchase ordinary shares and a simultaneous private placement of warrants. See Note 10B(2)(n).

Subsequent to the balance sheet date, during the first quarter of 2021 certain warrants holders exercised their warrants into ordinary shares. See Note 10B(2)(o).

The Company's ordinary shares and Series C Warrants are listed on the NASDAQ Capital Market under the symbols "CHEK" and CHEKZ” respectively.

The Company’s Series A Warrants, formerly listed on the NASDAQ Capital Market under the symbol “CHEKW”, expired on February 24, 2020; and their listing was suspended on February 28, 2020.

The consolidated financial statements of the Company as of and for the year ended December 31, 2020 include the financial statements of the Company and its wholly-owned U.S. subsidiary.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 1  -  GENERAL INFORMATION

A.	General (cont.)

(5)
On June 5, 2020, the Company announced that it received a notification from the Nasdaq Listing Qualifications that it is not in compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. On April 16, 2020, in response to the COVID-19 pandemic (“COVID-19”), and the resulting related market conditions, Nasdaq elected to provide temporary relief from the bid price requirements by tolling compliance through June 30, 2020. As a result of the tolling of the bid price requirements, the Company had 180 calendar days from July 1, 2020, or until December 28, 2020, to regain compliance with the minimum bid price requirement. The Company did not regain compliance with the minimum bid price requirement before December 28, 2020, and instead advised Nasdaq of its intent to cure the deficiency within an additional 180-day grace period.  On December 29, 2020, the Company received a letter from the Listing Qualifications Staff of The Nasdaq Stock Market, LLC notifying the Company that Nasdaq has granted the Company a 180-day extension, until June 28, 2021 (the “Extension Period”), to regain compliance with the requirement for the Company’s ordinary shares to maintain a minimum bid price of $1.00 per share for continued listing on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2). On January 26, 2021, following the increase of the share price in Nasdaq during January 2021, the Company was notified by Nasdaq that it regained compliance with the minimum $1.00 bid price rule.

(6)
In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread globally, including to Israel and the United States. In March 2020, the World Health Organization declared COVID-19 a pandemic and recommended containment and mitigation measures worldwide. Accordingly, many countries around the world, including Israel, have implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. The Company has experienced temporary disruptions to its operations as a result of the COVID-19 pandemic. In accordance with the directive of the Israel Ministry of Health, during the first wave of the COVID-19 pandemic in Israel, the majority of the Company’s employees worked remotely while a select few continued to work from its headquarters. Also, the Company temporarily suspended its clinical studies as well as interactions between hospitals and healthcare professionals and its employees and clinical trial patients. In addition, to manage this crisis, the Company implemented several cost reduction measures, including a temporary 15% reduction in salaries for all employees and management and the fees of the members of its board of directors and lowered monthly expenditures by temporarily placing a number of operational employees on unpaid leave. As a result of lowered infection rates in Israel in June 2020, which resulted in the lifting of many government restrictions to control the spread of the virus as well as the Company’s improved financial position following its financings in April and May 2020, the Company resumed near normal operations and restored salaries to their original levels. However, during July 2020, and again in October 2020, due to significantly increased infection rates in Israel, the government mandated a second and third lockdown, respectively. The Company has implemented several measures according to the Israel Ministry of Health’s guidelines, including remote working whenever possible, physical separation between employees and daily employee health monitoring. The extent to which the COVID-19 pandemic shall impact the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, the impact on the global economy, the impact of any further waves of COVID-19 and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of COVID-19 globally could materially adversely impact the Company’s operations and workforce, including its research and clinical trials and its ability to continue raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the Company’s development plans, and could result in the inability of the Company’s suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have a material adverse impact on the Company’s business, financial condition and results of operation.

B.	Going concern and management plans

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, recruiting management and technical staff, acquiring assets and raising capital. The Company is still in its development and clinical stage and has not yet generated revenues. The extent of the Company's future operating losses and the timing of becoming profitable are uncertain. The Company has incurred losses of $13,846 and $13,836 for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, the Company's accumulated deficit was approximately $90,983. The Company has funded its operations to date primarily through equity financings and through grants from the Israel Innovation Authority of the Ministry of Economy and Industry (the "IIA") (formerly the Office of the Chief Scientist of the Ministry of Economy and Industry (the "OCS”)).

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 1  -  GENERAL INFORMATION (Cont.)

B.	Going concern and management plans (cont.)

Additional funding will be required to complete the Company's research and development and clinical trials, to attain regulatory approvals, to establish manufacturing infrastructure and to begin the commercialization efforts of C-Scan.

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

During the first quarter of 2021, certain investors exercised their warrants previously issued by the Company, resulting in gross proceeds of approximately $19,240 for the Company. See Note 17(1).

The Company believes that current cash on hand will be sufficient to fund operations through July 2022.

Management expects that the Company will continue to generate losses from the development, manufacturing and infrastructure costs, clinical development and regulatory activities of C-Scan, which will result in negative cash flow from operating activity. This has led management to conclude that substantial doubt about the Company's ability to continue as a going concern exists. In the event the Company is unable to successfully raise additional capital, the Company will not have sufficient cash flows and liquidity to finance its business operations as currently contemplated. Accordingly, in such circumstances, the Company would be compelled to immediately reduce general and administrative expenses and scale down research and development projects and clinical trials, until it is able to obtain sufficient financing. If such sufficient financing is not timely received, the Company would then need to pursue a plan to license or sell its assets, seek to be acquired by another entity, cease operations and/or seek bankruptcy protection. The Company's consolidated financial statements do not reflect any adjustments that might result from the outcome of this uncertainty.

C.	Reverse share splits

Effective April 4, 2018, the Company's Board of Directors effected a reverse share split of 1-for-12 (i.e., 12 ordinary shares were combined into one ordinary share) (“Reverse Share Split”), in accordance with the approval of the Company's shareholders at an extraordinary general meeting of shareholders held on April 2, 2018. All references in the consolidated financial statements and notes thereto regarding the number of shares, price per share and weighted average number of shares outstanding of the Company’s ordinary shares prior to the Reverse Share Split have been adjusted to reflect the Reverse Share Split on a retroactive basis unless otherwise noted.

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

The Company's consolidated financial statements include the financial statements of Check-Cap Ltd. and its wholly-owned subsidiary, Check-Cap US, Inc. The Company's consolidated financial statements are presented after elimination of inter-company transactions and balances.

C.	Financial statements in U.S. dollars

The Company has not yet generated revenues and the majority of its expenses are in U.S. dollars (dollar or USD) or NIS.

The financial statements are presented in dollars, which is the functional currency of the Company. In management's judgment, setting the dollar as the Company's functional currency, is based mainly on the following criteria: the Company's budget and other Company internal reports, including reports to the Company's Board of Directors and investors, are presented in dollars. Management uses these reports in order to make decisions for the Company. All of the Company's equity financings have been in dollars; and it is expected that a significant portion of the Company's future revenues will be in dollars.

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

As a matter of policy, the Company uses derivatives for risk management purposes and does not use derivatives for speculative purposes. From time to time, the Company may enter into foreign currency zero-cost collars or minimal cost collars contracts to hedge foreign currency cash flow transactions. For cash flow hedges during 2018, unrealized gain or loss was recorded in other comprehensive income (loss) until hedged item affects earnings. All of the Company’s hedges that were designated as hedges for accounting purposes were highly effective; therefore, no notable amounts of hedge ineffectiveness were recorded in the Company’s Consolidated Statements of Operations for either the settlement of cash flow hedges or the outstanding hedged balance.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Cash flow hedges (cont.)

As of December 31, 2020 and 2019, the Company had outstanding foreign exchange collars in the notional amount of approximately $1,870 and $1,800, respectively. These options were set for a period of up to three months. The Company measured the fair value of the options in accordance with provisions of ASC No. 820 (classified as level 2 of the fair value hierarchy). The fair value of the Company’s outstanding collars at December 31, 2020 and 2019 amounted to an asset, net of $12 and $6, respectively and is included in other current assets.

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

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360-10 "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets (or asset group) to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2020, 2019 and 2018, no impairment losses were recorded.

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

With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2020, and 2019, the Company is not a party to any ligation that could have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

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

The Company recognizes compensation cost for awards with performance conditions if and when the company concludes that it is probable that the performance conditions will be achieved. ASC 718’s use of the term probable is consistent with that term’s use in ASC 450, Contingencies, which refers to an event that is likely to occur (ASC Master Glossary). The Company reassess at each reporting period the probability of vesting for awards with performance conditions and adjusts compensation cost based on its probability assessment.

The Company selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for its share-based awards. The option-pricing model requires a number of assumptions, of which the most significant are the fair market value of the underlying ordinary shares, expected share price volatility and the expected option term. In the year ended December 31, 2020, 2019 and 2018, expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected term of the options.

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

The Company accounts for income taxes in accordance with ASC 740-10 "Accounting for Income Taxes." This Statement requires the use of the liability method of accounting for income taxes, whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with ASC 740, the Company reflects in the financial statements the benefit of positions taken in a previously filed tax return or expected to be taken in a future tax return only when it is considered 'more-likely-than-not' that the position taken will be sustained by a taxing authority. As of December 31, 2020 and 2019, the Company had no unrecognized income tax positions, and, accordingly, there is no impact on the Company's effective income tax rate associated with these items.

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

The Company has granted a pledge in favor of Bank Leumi Le-Israel B.M in the amount of $350 to secure certain payment obligations of the Company in connection with hedge transactions. This amount was classified as restricted cash balance as of December 31, 2020 and 2019.

In January 2018, the Company adopted new guidance from the FASB that clarified how entities should classify certain cash receipts and cash payments on the statement of cash flows. As a result, the restricted cash balance that existed in prior periods is included as a component of cash and cash equivalents and restricted cash on the statement of cash flows in the relevant periods presented.

	2 0 2 0	2 0 1 9	2 0 1 8

Cash and Cash equivalents	7,703	7,685	8,572
Restricted cash included current assets	350	350	350
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	8,053	8,035	8,922

P.	Leases

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

The Company elected to adopt a package of practical expedients offered by the FASB which removes the requirement to reassess whether expired or existing contracts contain leases and removes the requirement to reassess the lease classification for any existing leases prior to the adoption date of January 1, 2019. The Company has also elected the practical expedient to include both lease and non-lease components as a single component and account for it as a lease. Additionally, the Company has made a policy election not to capitalize leases with an original term of 12 months or less.

In accordance with ASC 360-10, management reviews operating lease assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on estimated future undiscounted cash flows. If so indicated, an impairment loss would be recognized for the difference between the carrying amount of the asset and its fair value.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments – Credit Losses” to improve information on credit losses for financial assets and net investment in leases that are not accounted for at fair value through net income. The ASU replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses. This ASU 2016-13 was effective for the Company in the first quarter of 2020, with early adoption permitted. The adoption of the standard did not have a material effect on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Changes to Disclosure Requirements for Fair Value Measurements”, which intend to improve the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies and adds certain disclosure requirements, and was effective for the Company beginning on January 1, 2020. The adoption of the standard did not have a material effect on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This standard is effective for the Company beginning January 1, 2021 and must be applied on a modified retrospective basis. This standard is not expected to have a material impact on the Company's financial statements and disclosures.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 3  -  PREPAID EXPENSES AND OTHER CURRENT ASSETS

Composition:

	December 31,
	2 0 2 0	2 0 1 9

Government institutions	142	157
Prepaid expenses	124	200
Deposits	11	11
Other assets	8	32
	285	400

NOTE 4  -  PROPERTY AND EQUIPMENT, NET

Composition:

	December 31,
	2 0 2 0	2 0 1 9
Cost:
Office furniture and equipment	221	213
Laboratory equipment	1,163	759
Computers and auxiliary equipment	432	420
	1,816	1,392
Accumulated depreciation	993	852
Property and equipment, net	823	540

Depreciation expenses amounted to $148, $115 and $147 for the years ended December 31, 2020, 2019 and 2018, respectively.

NOTE 5  -  LEASES

On January 1, 2019, the Company adopted ASU 2016-02, using the modified retrospective approach for all lease arrangements at the beginning period of adoption. Leases existing for the reporting period beginning January 1, 2019 are presented under ASU 2016-02.

As of December 31, 2020, the Company leased approximately 900 square meters at a facility located in Isfiya, Israel under a lease agreement, scheduled to expire on May 31, 2022 (the “Lease Agreement”). On January 26, 2021, the Company entered into a new lease agreement, as amended (the “New Lease Agreement”), according to which, effective as of April 1, 2021, the Lease Agreement shall terminate and the Company shall lease, approximately 1,550 square meters at the same facility located in Isfiya, Israel. The New Lease Agreement expires on December 31, 2023, and the Company has an option to extend the lease period for an additional three years. The Company has the right to terminate the New Lease Agreement at any time, upon at least 60 days prior written notice.

In addition, the Company leases vehicles under various operating lease agreements.

At December 31, 2020, the Company’s operating lease assets and lease liabilities (both the current and non-current portion) for operating leases totaled $398 and $389, respectively.

Supplemental cash flow information related to operating leases was as follows:

Year
Ended
December
31, 2020
Cash payments for operating leases	$245

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 5  -  LEASES (Cont.)

The Company uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable. As of December 31, 2020, the Company’s operating leases had a weighted average remaining lease term of 1.7 years and a weighted average borrowing rate of 5.6%. Upon adoption of ASC 842, discount rates for existing operating leases were established as of January 1, 2019. Future lease payments under operating leases as of December 31, 2020 were as follows:

Operating
Leases

2021	$262
2022	121
2023	24
Total future lease payments	407
Less imputed interest	(18)
Total lease liability balance	$389

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 6  -  EMPLOYEE BENEFITS AND PAYROLL ACCRUALS

A.	Composition:

	December 31,
	2 0 2 0	2 0 1 9
Short-term employee benefits:
Benefits for vacation and recreation pay	441	193
Liability for payroll, bonuses and wages	1,069	908
	1,510	1,101

B.	Post-employment benefits

Pursuant to Israel's Severance Pay Law, 1963, Israeli employees are entitled to severance pay equal to one month's salary for each year of employment, or a portion thereof. All of the Company's employees elected to be included under Section 14 of the Severance Pay Law, 1963 ("Section 14"). According to Section 14, employees are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with Section 14 release the Company from any future severance payments under the Israeli Severance Pay Law, 1963  in respect of those employees; therefore, related assets and liabilities are not presented in the balance sheet.

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

The Israeli corporate tax rate in years 2018, 2019, 2020 and onwards is 23%.

2.	The Law for the Encouragement of Capital Investments, 1959 (the "Investments Law")

Under the Investments Law, including Amendment No. 60 to the Investments Law as published in April 2005, by virtue of the  "Benefited Enterprise" status, the Company is entitled to various tax benefits as follows:

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

The benefits granted to the Preferred Enterprise will be unlimited in time, unlike the benefits granted to special Benefited Enterprises, which will be limited for a 10 year period. The benefits shall be granted to companies that will qualify under criteria set forth in the law; for the most part, those criteria are similar to the criteria that were set forth in the Investments Law prior to its amendment.

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

In accordance with the Income Tax Ordinance, as of December 31, 2020, all of Check-Cap Ltd.'s tax assessments through tax year 2015 are considered final.

B.	Check-Cap US, Inc.

Check-Cap US, Inc. is taxed according to U.S. tax laws at a rate of 21%.

Check-Cap US, Inc. did not have any net operating loss or “NOL” carry-forwards as of December 31, 2020 and 2019.

C.	Deferred income taxes

In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. Based on the Company's history of losses, the Company established a full valuation allowance on its net-operating loss carryforwards.

	December 31,
	2 0 2 0	2 0 1 9

Carry-forward tax losses	19,774	16,519
Less valuation allowance	(19,774)	(16,519)
	-	-

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 7  -  INCOME TAXES (Cont.)

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

The Company has a liability to pay royalties for the development of an ASIC component which is used as an amplifier for the capture of signals at low frequencies from X-ray detectors contained in the capsule. The institution that developed the ASIC is entitled to receive royalties from the Company in the amount of €0.5 ($0.6) for every ASIC component that the Company will sell, capped at €200 (approximately $245). This royalty is considered as a liability.

The royalty liability is calculated based on estimated future sales generated by products which include the ASIC component. As of December 31, 2020, the Company believes that it will be required to pay the above mentioned royalties, and accordingly, recorded, as of December 31, 2020, a provision in a total amount of $140.

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

As a part of the reorganization, the Company committed to reimburse the unit holders of the Predecessor Entity for any tax burdens that may be imposed on them due to the reorganization. The reimbursement liability is calculated assuming deemed royalties are paid to the U.S. unit holders of Check-Cap LLC under Section 367(d) of the Code, and is based in part on the Company’s forecasted sales with a cap calculated as the fair value of the share as determined at the date of the financial statements. The reimbursement liability is calculated by multiplying the estimated tax rate by the lowest of: (1) expected cash outflows discounted using a discount factor commensurate with the risk of the Company, and (2) value of the shares held by U.S. unit holders of the Predecessor Entity as of December 31, 2020 multiplied by $0.46, the last reported sale price per share of the Company’s ordinary shares on the Nasdaq Capital Market on December 31, 2020. Any updates in the contingent liability will be charged to earnings. As of December 31, 2020, the balance of the reimbursement liability totaled $14.

	December 31,
	2 0 2 0	2 0 1 9

Royalties to an ASIC designer	140	129
Reimbursement liability to Predecessor Entity's unit holders	14	53
	154	182

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 8  -  COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.	Commitments

(1)	Royalties

The Company's research and development efforts are financed, in part, through funding from the IIA and the BIRD Foundation. Since the Company's inception through December 31, 2020, the Company received funding from the IIA and the BIRD Foundation in the total amount of approximately $5,600 and $115, respectively. Following the balance sheet date, in January 2021, the Company received an additional grant from the IIA to support the funding of the Company’s transition from research and development to manufacturing, of which approximately $260 was received in January 2021. See Note 17(3).

According to the terms of applicable law as currently in effect and the grants, the IIA is entitled to royalties equal to 3-5% (or at an increased rate under certain circumstances) of the revenues from sales of products and services based on technology developed using IIA grants, up to the full principal amount (which may be increased under certain circumstances) of the U.S. Dollar-linked value of the grants, plus interest at the rate of 12-month LIBOR. The obligation to pay these royalties is contingent on actual sales of the applicable products and services and in the absence of such sales, no payment is required. As of December 31, 2020, the Company had not paid any royalties to the IIA and had a contingent obligation to the IIA in the amount of approximately $6,100.

On July 13, 2014, the Company entered into a Cooperation and Project Funding Agreement with the BIRD Foundation and Synergy. As of December 31, 2020, the Company, together with Synergy, had received funding from the BIRD Foundation in the aggregate amount of approximately $127. Based on the aggregate expenses that the Company incurred for such project, it refunded to the BIRD Foundation an amount of approximately $13. The Company will not be receiving additional funding from the BIRD Foundation for the project, which is no longer active.

As of December 31, 2020, the Company had not paid any royalties to the BIRD Foundation and had a contingent obligation to the BIRD foundation in the amount of $185.

(2)	Rental agreement

As of December 31, 2020, the Company leased approximately 900 square meters at a facility located in Isfiya, Israel under the Lease Agreement, expiring on May 31, 2022. The Company has the right to terminate the Lease Agreement at any time, with 60 days prior written notice. Monthly rental expenses under the Lease Agreement are $9. See also Note 5.

Following the balance sheet date, on January 26, 2021, the Company entered into a New Lease Agreement, as amended, according to which, effective as of April 1, 2021, the Lease Agreement shall terminate and the Company shall lease approximately 1,550 square meters at the same facility located in Isfiya, Israel. The New Lease Agreement expires on December 31, 2023, and the Company has an option to extend the lease period for an additional three years. The Company has the right to terminate the agreement at any time, upon at least 60 days prior written notice. See Note 17(2).

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 8  -  COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.	Commitments (Cont.)

(3)	Vehicle lease and maintenance agreements

The Company entered into several 32-36 months lease and maintenance agreements for vehicles, which are regularly amended as new vehicles are leased. The current monthly lease fees are approximately $20. See also Note 5.

(4)	The Company issued purchase orders to certain suppliers in order to secure strategic inventory of key components that as of December 31,2020 have not yet been supplied.

C.	Legal

As of the date of the financial statements, the Company is not a party to any pending litigation.

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

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2020
	Fair value measurements using input type
	Level 1	Level 2	Total
Cash and cash equivalents:
Money market funds	$2,158		$2,158
Other current assets:
Foreign currency derivative instruments		$12	$12
Total financial assets	$2,158	$12	$2,170

	December 31, 2019
	Fair value measurements using input type
	Level 1	Level 2	Total
Cash and cash equivalents:
Money market funds	$2,650		$2,650
Other current liabilities:
Foreign currency derivative instruments		$6	$6
Total financial assets	$2,650	$6	$2,656

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10 - SHAREHOLDERS' EQUITY

A.	All share and per share amounts in the financial statements, prior to April 4, 2018, have been adjusted to reflect the Reverse Share Split. See Note 1C.

B.	Ordinary shares

1.
The ordinary shares provide their holder with rights to receive dividends in cash and shares, and rights to participate at the time of distributing liquidation dividends. Additionally, the ordinary shareholders have the right to vote at shareholder meetings in a manner that each share provides one voting right to its holder.

2.	Changes in ordinary share capital

a)
On May 11, 2010, the Company issued, free of charge, to all of its shareholders (except for certain ordinary shareholders), warrants to purchase an aggregate of 32,174 ordinary shares (hereafter- "Anti-dilution Warrants"). The Anti-dilution Warrants were issued in order to prevent the dilution of the holdings of such Company shareholders due to certain options granted to the then Company's CEO (hereafter- "CEO options"). The Anti-dilution Warrants were subject to automatic exercise, without consideration (unless the holder thereof objected to such exercise), upon the exercise by the Company's CEO of the CEO Options. The fair value of the Anti-dilution Warrants on the grant date was immaterial. Anti-dilution warrants to purchase 734 and 7,724 ordinary shares were exercised during the years ended December 31, 2019 and 2018, respectively. The remaining Anti-dilution Warrants to purchase 6,512 ordinary shares expired on May 11, 2020.

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

Under the terms of the credit line agreement, the Company directed that the entire credit line amount (that was in escrow) be invested in the Private Placement, consummated simultaneously with the consummation of the IPO on February 24, 2015. The Company issued to the Lenders 166,667 units at a price of $72 per unit, before issuance cost. Each unit consisted of one ordinary share and one-half of a Series A Warrant to purchase one ordinary share. Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants. Each whole Series A Warrant entitled the holder to purchase one ordinary share at an exercise price of $90. Upon vesting, each Long Term Incentive Warrant entitles the holder to purchase one ordinary share at an exercise price of $82.80. The Company received net proceeds from the Private Placement of approximately $10,900 (net of issuance cost of approximately $1,200, including certain warrants with a value of $125 issued in connection with the Private Placement). The Series A Warrants expired on February 24, 2020. As of December 31, 2020 and December 31, 2019, Long Term Incentive Warrants to purchase 378,047 ordinary shares were outstanding.

e)
During the year ended December 31, 2018, certain Private Placement investors exercised CLA Warrants to purchase an aggregate 22,501 ordinary shares, on a cashless basis, which resulted in the expiration of 5,192 CLA Warrants. No CLA Warrants were exercised during the years ended December 31, 2020 and 2019. As of December 31, 2020, CLA Warrants to purchase 7,389 ordinary shares were outstanding.

f)
Upon the closing of the IPO, the Company issued warrants to purchase 8,334 ordinary shares at an exercise price of $90 to the IPO lead underwriter and warrants to purchase 1,250 ordinary shares at an exercise price of $60.72 to the Company's U.S. legal counsel. These warrants expired on February 24, 2020.

g)
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

On January 23, 2017, the remaining pre-funded warrants to purchase 24,167 ordinary shares were exercised, for additional proceeds of approximately $14.5.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10  -  SHAREHOLDERS' EQUITY (Cont.)

B.	Ordinary shares (Cont.)

2.	Changes in ordinary share capital (Cont.)

h)
On June 2, 2017, the Company consummated a registered direct offering of 112,460 ordinary shares at a price of $24.00 per share and a simultaneous private placement of one-year warrants to purchase 112,460 ordinary shares at an exercise price of $25.50 per share immediately exercisable. The Company received gross proceeds from this registered direct offering of approximately $2,690. On June 2, 2018, all of the warrants issued in this offering expired. As of December 31, 2020, warrants to purchase 5,625 ordinary shares issued to the placement agent in connection with the offering were outstanding.

i)
On November 22, 2017, the Company consummated a registered direct offering of 189,387 ordinary shares at a price of $13.20 per share and a simultaneous private placement of five-year warrants to purchase 142,042 ordinary shares at an exercise price of $15 per share immediately exercisable. The Company received gross proceeds from this registered direct offering of approximately $2,500. On April 25, 2018, 56,812 of these warrants were cashless exercised into 13,574 ordinary shares. As of December 31, 2019, warrants to purchase 85,228 ordinary shares issued to certain investors were outstanding. On July 27, 2020, as part of the Warrants Exercise Transaction (see Note 10B(2)(n)), all of the 85,228 warrants were exercised into ordinary shares. As of December 31, 2020, warrants to purchase 9,471 ordinary shares issued to the placement agent in connection with the offering were outstanding.

j)
On May 8, 2018, the Company consummated an underwritten public offering (the “2018 Public Offering”) of 2,738,472 units (the “ 2018 Units”), at a public offering price of $5.5 per unit, and 450,909 pre-funded units (the “ 2018 Pre-funded Units”), at a public offering price of $5.49 per 2018 Pre-funded Unit. Each 2018 Unit consisted of one ordinary share of the Company and one Series C warrant to purchase one ordinary share of the Company. Each 2018 Pre-funded Unit consisted of one pre-funded warrant to purchase one ordinary share and one Series C Warrant to purchase one ordinary share. The exercise price of each pre-funded warrant included in the 2018 Pre-Funded Unit was $0.01 per share. The Series C warrants have an exercise price of $5.50 per share, are exercisable immediately and will expire five years from the date of issuance.

The Company granted the underwriters a 30-day over-allotment option to purchase up to an additional 478,407 ordinary shares and/or Series C Warrants to purchase up to an additional 478,407 ordinary shares at the public offering price. The underwriters’ option was exercised in full on May 8, 2018.

The Company received gross proceeds from the 2018 Public Offering and exercise in full of the over-allotment option of approximately $20,200 (before deducting underwriting discounts and commissions and other offering fees and expenses). During May 2018, the 450,909 Pre-Funded Units were exercised in full in consideration of additional gross proceeds of approximately $4,500. As of December 31, 2020, Series C Warrants to purchase 3,667,788 ordinary shares were outstanding.

k)
On February 6, 2019, the Company issued 1,881,500 units, (the “2019 Units”) at a purchase price of $2.58 per unit, and 1,024,876 pre-funded units (the “2019 Pre-funded Units”), at a purchase price of $2.57 per 2019 Pre-Funded Unit, in a registered direct offering (the “2019 Registered Direct Offering”). Each unit consisted of one ordinary share of the Company and one Series D Warrant to purchase 0.5 ordinary share of the Company. Each 2019 Pre-Funded Unit consisted of one pre-funded warrant to purchase one ordinary share and one Series D Warrant to purchase 0.5 ordinary share. The exercise price of each pre-funded warrant included in the 2019 Pre-Funded Unit was $0.01 per share. The Series D Warrants have an exercise price of $2.58 per ordinary share and are immediately exercisable and will expire on the fifth anniversary of the original issuance date. The Company also issued placement agent warrants to purchase up to an aggregate of 203,446 ordinary shares, on the same terms as the warrants issued to the investors, except they have an exercise price of $3.225 per share. The Company received gross proceeds from the February 2019 Registered Direct Offering of approximately $7,500 (including proceeds from the exercise of 1,024,876 pre-funded warrants), or approximately $6,500, net of issuance expenses in the amount of $987. As of December 31, 2019, warrants to purchase 1,453,188 ordinary shares held by certain investors and warrants to purchase 203,446 ordinary shares held by the placement agent were outstanding. On July 27, 2020, as part of the Warrants Exercise Transaction (see Note 10B(2)(n)), warrants to purchase 968,992 ordinary shares were exercised for ordinary shares and warrants. As of December 31, 2020, warrants to purchase 484,196 ordinary shares were outstanding.

l)
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

m)
April – May 2020 registered direct offerings

On April 22, 2020, May 4, 2020 and May 13, 2020, the Company issued 6,666,669, 7,500,001 and 5,000,000 ordinary shares, respectively, in registered direct offerings (the “April-May 2020 Registered Direct Offering”) at a purchase price of $0.60 per share and issued to the investors unregistered warrants to purchase an aggregate of 6,666,669, 7,500,001 and 5,000,000 ordinary shares, respectively, in a private placement. The warrants are immediately exercisable and will expire five and one-half years from the issuance date at an exercise price of $0.80 per ordinary share, subject to certain adjustments. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. The terms of the warrants did not include features that would preclude equity classification. The Company also issued unregistered placement agent warrants to purchase up to an aggregate of 466,667, 525,000 and 350,000 ordinary shares, respectively, on the same terms as the warrants issued to the investors in the private placement, except they have a term of five years and an exercise price of $0.75 per share. The Company received gross proceeds from the April- May 2020 Registered Direct Offerings of approximately $11,500, or approximately $10,139, net of issuance expenses in the amount of $1,361.

On July 27, 2020, as part of the Warrants Exercise Transaction (see Note 17(1)), warrants to purchase an aggregate 15,000,003 ordinary shares were exercised. As of December 31, 2020, warrants to purchase 4,166,667 ordinary shares held by certain investors and warrants to purchase 1,341,667 ordinary shares held by the placement agent were outstanding. During the first quarter of 2021, an aggregate of 5,508,334 warrants were exercised into ordinary shares (see Note 10B(2)(o)).

n)
On July 23, 2020, the Company entered into a warrant exercise agreement, (the “Warrants Exercise Transaction”), with several existing institutional investors who are the holders (the “Holders”) of warrants issued in May 2020, April 2020, February 2019 and  November 2017 (the “Old Warrants”), to purchase ordinary shares, pursuant to which the Holders agreed to exercise in cash their Old Warrants to purchase up to an aggregate of 16,054,223 ordinary shares having exercise prices ranging from $15.00 to $0.80 per share issued by the Company, at a reduced exercise price of $0.60 per share, resulting in gross proceeds to the Company of approximately $9,632 or approximately $8,712, net of issuance expenses in the amount of approximately $920. Closing occurred on July 27, 2020. Under the Warrants Exercise Transaction agreement, the Company also issued to the Holders new unregistered warrants to purchase up to 19,265,068 ordinary shares, (the “Private Placement Warrants”). The Private Placement Warrants are immediately exercisable, expire five and one-half years from issuance date and have an exercise price of $0.80 per share, subject to certain adjustment. The Private Placement Warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. The terms of the warrants did not include features that would preclude equity classification. In addition, the Company issued unregistered placement agent warrants to purchase up to an aggregate of 1,123,796 ordinary shares on the same terms as the warrants issued to the Holders, except that they have an exercise price of $0.75 per share. As of December 31, 2020, warrants to purchase 19,265,068 ordinary shares held by certain investors and warrants to purchase 1,123,796 ordinary shares held by the placement agent, were outstanding. During the first quarter of 2021, an aggregate of 18,696,348 warrants were exercised into ordinary shares (see Note 17(1)).

o)
During the first quarter of 2021, as a result of an exercise of warrants by the investors from the Warrants Exercise Transaction and the April-May 2020 Offerings, the Company issued an aggregate of 24,204,682 ordinary shares, at exercise prices ranging from $0.75-$0.80 per share, for total gross proceeds of approximately $19,240 to the Company. See Note 17(1).

p)
On October 14, 2014, the Company issued warrants to purchase an aggregate 18,464 ordinary shares (the “Pontifax Warrants”) to the Pontifax Funds in consideration of their commitment to provide to the Company, for no consideration, certain business development and chairman services. As of December 31, 2020, Pontifax Warrants to purchase 9,232 ordinary shares, with an exercise price of $60.72 per share, were outstanding.

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

3.	On July 30, 2018, the Company's Board of Directors resolved to increase the number of ordinary shares of the Company reserved for issuance under the 2015 Plan by 870,261 shares to 1,205,594 shares.

4.
On August 5, 2020, the Company's Board of Directors resolved to increase the number of ordinary shares of the Company reserved for issuance under the 2015 Plan by an additional 350,000 shares to 1,555,594 shares.

5.	As of December 31, 2020, the available number of ordinary shares of the Company reserved for future awards under the 2015 Plan is 155,001 shares.

B.	Details of share-based grants made by the Company

The following tables presents the grant dates, number of underlying shares and related exercise prices of awards granted to employees and non-employees during the years 2020, 2019 and 2018 as well as the estimated fair value of the underlying ordinary shares on the grant date:

Options:

					Share based
				Fair value	expenses (1)
				on grant	$ in	Vesting
Grant date	No. of options	Expiration date	Exercise price	date	thousands	terms
February 27, 2017	1,964	February 27, 2027	$27.96	$14.40	$28	(2)
May 9, 2017	1,580	May 9, 2027	$25.86	$12.96	$20	(2)
June 22, 2017 (4)	5,041	June 22, 2027	$22.32	$12.60	$64	(3)
August 3, 2017	404	August 3, 2027	$22.36	$12.36	$5	(2)
November 2, 2017	853	November 2, 2027	$20.76	$8.16	$7	(2)
February 13, 2018	4,584	February 13, 2028	$10.44	$4.95	$23	(2)
July 30, 2018 (6)	231,819	July 30, 2028	$3.92	$2.61	$605	(5)
September 20, 2018 (4)	37,039	September 20, 2028	$3.92	$2.96	$110	(5)
November 1, 2018	44,450	November 1, 2028	$3.81	$3.23	$144	(5)
May 6, 2019 (9)	20,814	May 6, 2029	$2.68	$2.01	$42	(5)
August 5, 2019 (9)	30,338	August 5, 2029	$2.15	$1.48	$45	(5)
November 4, 2019 (9)	22,930	November 4, 2029	$1.85	$1.37	$31	(5)
December 12, 2019 (10)	129,639	December 12, 2029	$1.93	$1.14	$148	(5)
March 5, 2020	7,938	March 5, 2030	$1.82	$1.17	$9	(5)
May 27, 2020	2,646	May 27, 2030	$0.59	$0.42	$1	(5)
August 5, 2020	357,522	August 5, 2030	$0.60	$0.49	$174	(12)
November 17, 2020	20,638	November 17, 2030	$0.32	$0.21	$4	(12)
December 10, 2020 (11)	225,000	December 10, 2030	$0.36	$0.27	$62	(12)

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11 - SHARE-BASED COMPENSATION (Cont.)

B.	Details of share-based grants made by the Company (Cont.) RSUs:

	No. of RSUs		Fair value on	Share based	Vesting
Grant date	and PSUs	Expiration date	grant date	expenses (1)	terms
February 27, 2017	7,457	February 27, 2027	$2.20	$197	(2)
June 22, 2017 (7)	17,448	June 22, 2027	$1.88	$393	(7)
August 3, 2017 (8)	24,951	August 3, 2027	$1.84	$551	(8)
July 30, 2018 (6)	79,844	July 30, 2028	$3.24	$251	(5)
September 20, 2018 (4)	15,875	September 20, 2028	$3.65	$58	(5)
December 12, 2019 (10)	55,560	December 12, 2029	$1.52	$84	(5)

1.	Share based expenses are based on their fair value on grant date. The amount is charged to the statement of operations over the vesting periods.

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

7.
On June 22, 2017, the Company's shareholders approved the award of 11,302 and 6,146 RSUs to the Company’s former CEO, and to certain members of the Company's Board of Directors, respectively. The terms of the RSUs awarded to the Company’s former CEO provided that they shall vest over a period of four years commencing on the date of grant, such that 25% of the RSUs shall vest on the first anniversary of the date of grant and thereafter, the remaining RSUs will vest in quarterly installments. On February 26, 2018, upon the termination of the employment of the former CEO, options to purchase 49,965 ordinary shares and 11,302 RSUs were forfeited which resulted in share-based compensation income of approximately $587 for expenses previously recognized for unvested options and RSUs.

The RSUs granted to certain members of the Company's Board of Directors shall vest over a period of three years commencing on the date of grant in quarterly installments. The compensation expense was based on the fair value on the grant date and was estimated at approximately $255 and $138 for the RSUs granted to the Company’s former CEO and to certain members of the Company's Board of Directors, respectively. These amounts are charged to statement of operations over the vesting periods.

8.
On August 3, 2017, the Company's Board of Directors approved the award of 24,951 Performance Stock Units (“PSUs”) to certain of the Company's employees. The PSUs shall vest based on four pre-determined milestones, of which the first milestone (15%) in 2017, the second and third milestones in 2018 (22.5% each) and the fourth milestone in 2019 (40%). The compensation expense was based on the fair value on the grant date and was estimated at approximately $551. No expenses were recorded during the years ended December 31, 2019, 2018 and 2017 as the Company did not achieve the pre-determined milestones for these years.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11 - SHARE-BASED COMPENSATION (Cont.)

B.	Details of share-based grants made by the Company (Cont.)

9.	Of the 20,814, 30,338 and 22,930 options, 10,230, 10,230 and 10,230 options, respectively, were issued to certain of the Company’s officers. The remaining options were issued to certain employees.

10.
On December 12, 2019, the Company's shareholders approved the award of 92,599 options and 39,685 performance based RSUs to the Company’s CEO and 37,040 options and 15,875 performance based RSUs to certain members of the Company's Board of Directors, respectively. The options shall vest over a period of three years commencing on their date of grant, such that 33.33% of the options shall vest on the first anniversary of the date of grant and an additional 8.33% will vest at the end of each subsequent three-month period thereafter, subject to each of the Company’s CEO and the member of the Board of Directors continuing service with the Company on each applicable vesting date. The exercise price of the options of $1.93, equal to the average closing price of the Company’s ordinary shares on the Nasdaq Capital Market during the 30 trading days prior to the approval of the grant of the award by the shareholders, plus a 25% premium.

The performance-based RSUs will vest over a period of three years commencing on January 1, 2020, in three equal tranches, and is subject to the achievement of Performance Targets. At least 60% of the Performance Targets for any calendar year must be met to be entitled to the tranche with respect to such calendar year, and once met, the applicable tranche will vest in full. Each of the Company’s CEO and the members of the Board of Directors must be serving as the Company CEO and members of the Board of Directors, respectively, on the date of the filing of the Company’s annual financial statements for each calendar year during the three year vesting period to be entitled to the performance based RSU tranche for any such calendar year. The vesting conditions for the performance-based RSUs with respect to the Performance Targets include a mechanism for deferring vesting to the following years in the event of a failure to fulfill the criteria for any calendar year, provided that the cumulative average achievement criteria of the Performance Targets during the vesting period is met.

The compensation expense was based on the fair value on the grant date and was estimated at approximately $166 and $66 for the options and performance based RSUs granted to the Company’s CEO and to certain members of the Company's Board of Directors, respectively. These amounts are charged to the statement of operations over the vesting periods of which $148 and $5 was recorded to general and administrative expenses in the year ended December 31, 2020 and 2019, respectively.

11.
On December 10, 2020, the Company's Board of Directors approved the award of 225,000 options to the Company’s officers, at an exercise price of $0.36, equal to the higher of the share price at the grant date on Nasdaq, or the average closing price of our ordinary shares on Nasdaq during the 30 trading days prior to the grant date.

12.
The options vest over a period of four years commencing on the date of grant, such that 25% of the options shall vest and become exercisable on the first anniversary of the date of grant and thereafter, shall vest monthly in equal portions at the end of each month over the subsequent thirty-six (36) months.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11 - SHARE-BASED COMPENSATION (Cont.)

C.	Options Fair Value

The parameters which were used in applying the model are as follows:

For the year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8
Expected volatility (1)	95%-98%	98%-103%	104%-108%
Risk-free rate	0.31-0.83%	1.59-2.30%	2.67-3.15%
Dividend yield	0%	0%	0%
Expected term (in years)	5.88-6.1	5.88	5.5-7
Share price	$0.28 - $1.57	$1.52 - $2.52	$3.24 - $9.07

(1)
In the years ended December 31, 2020, 2019 and 2018, expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected term of the options.

D.	Effect of share-based compensation transactions on the Company's statements of operations

	For the year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8

Research and development, net	165	421	234
General and administrative, net*	243	95	(299)
Total	408	516	(65)

* The income recorded during 2018 is mainly due to the forfeiture of the former CEO's unvested options and RSUs.

E.	A summary of the Company's option activity related to options granted to employees, service providers and directors, and related information under the 2006 Plan and the 2015 Plan is as follows:

		Year ended December 31, 2020
			Weighted	Aggregate
		Weighted	average	intrinsic
		average of	remaining	value
		exercise	contractual	($ in
		Price	life	thousands)
	Number	(in $)	(in years)	(2)
Options outstanding at beginning of year	547,322	10.24	8.30	-
Options granted	616,390	0.52
Options forfeited	(74,975)	9.83
Options outstanding at end of year	1,088,737	4.76	8.74	-

Options exercisable at end of year	309,710	14.14	7.00	-

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11 - SHARE-BASED COMPENSATION (Cont.)

		Year ended December 31, 2019
			Weighted	Aggregate
			average	intrinsic
		Weighted	remaining	value
		average of	contractual	($ in
		exercise price	life	thousands)
	Number	(in $)	(in years)	(2)
Options outstanding at beginning of year	422,784	15.54	8.60	-
Options granted	203,721	2.03
Options forfeited	(79,183)	12.17
Options outstanding at end of year	547,322	10.24	8.30	-

Options exercisable at end of year	194,291	23.36	6.48	-

		Year ended December 31, 2018
			Weighted	Aggregate
			average	intrinsic
		Weighted	remaining	value
		average of	contractual	($ in
		exercise price	life	thousands)
	Number	(in $)	(in years)	(2)
Options outstanding at beginning of year	208,222	46.32	7.11	-
Options granted	318,094	4.00
Options forfeited	(103,532)	45.88
Options outstanding at end of year	422,784	15.54	8.60	-

Options exercisable at end of year	101,040	46.18	4.61	-

1.	The weighted average grant date fair values of options granted during the years ended December 31, 2020, 2019 and 2018 were $0.41, $1.31 and $2.77, respectively.

2.	As of December 31, 2020, all the outstanding options, except options at an exercise price of par value, are out of the money.

A summary of the Company’s RSUs activity is as follows:

	Year ended December 31
	2020	2019	2018
	Number of RSUs
Unvested at beginning of year	99,530	109,469	44,473
Granted	-	55,560	95,719
Vested	(25,204)	(35,124)	(4,818)
Forfeited	(1,727)	(30,375)	(25,905)
Unvested at end of year	72,599	99,530	109,469

3.	The weighted average grant date fair values of RSUs awarded during the years ended December 31, 2019 and 2018 were $1.52 and $3.31.

4.
As of December 31, 2020, 2019 and 2018, there were $328, $544 and $964 unrecognized compensation cost related to non-vested share-based compensation arrangements (options and RSUs) granted under the 2006 Plan and 2015 Plan, respectively. This cost is expected to be recognized over a period of up to 4 years.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 12 - RESEARCH AND DEVELOPMENT EXPENSES, NET

Composition:

	For the year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8

Salaries and related expenses	6,173	5,316	4,410
Share-based compensation	165	421	234
Materials	1,792	1,944	1,508
Subcontractors and consultants	807	764	311
Depreciation	123	98	138
Cost for registration of patents	164	132	126
Others	784	1,889	1,099
	10,008	10,564	7,826
Less participation of the IIA	-	(90)	(208)
Total research and development expenses, net	10,008	10,474	7,618

NOTE 13 - GENERAL AND ADMINISTRATIVE EXPENSES

Composition:

	For the year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8

Salaries and related expenses	1,698	1,506	1,839
Share-based compensation, net	243	95	(299)
Professional services	574	705	833
Office rent and maintenance	174	180	163
Depreciation	25	17	10
Others	1,210	1,092	899
Total general and administrative expenses	3,924	3,595	3,445

NOTE 14 - FINANCE INCOME (EXPENSES), NET

Composition:

	For the year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8

Interest income on short-term deposits and other	69	245	243
Bank fees and interest expenses	(12)	(8)	(7)
Changes in provision for royalties	28	3	255
Exchange rate differences	(6)	(18)	(27)
Changes in fair value of derivatives	7	11	9
Total financing income, net	86	233	473

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

The following table sets forth the computation of the Company`s basic and diluted net loss per ordinary share:

	For the year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8

Net loss	13,846	13,836	10,589
Shares used in computing net loss per ordinary share, basic and diluted	30,351,368	7,986,059	4,058,005
Net loss per ordinary share, basic and diluted	0.46	1.73	2.61

Instruments that may potentially dilute the basic loss per share in the future but were not included in the calculation of diluted loss per share, since their effect is anti-dilutive.

	For the year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8
	(number)
Warrants and share options	22,088,616	6,328,643	3,457,031

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 16 - RELATED PARTIES

A.	Compensation to the non-executive directors:

	For the year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8

Fees, including reimbursement of expenses	251	323	340
Share-based compensation	76	123	113
	327	446	453

B.	Transactions with related parties:

	For the year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8

Consulting fees, including share-based compensation and reimbursement of expenses (1)	57	54	47
	57	54	47

On April 4, 2016, the Company entered into an employment agreement with Sigalit Kimchy, according to which Ms. Kimchy serves as marcom and user interface lead, in a 60% part-time role (no less than 112 hours per month), for a monthly salary of NIS 11.2 ($3), plus up to 35 monthly overtime hours at a gross monthly rate of NIS 2.8 ($1), or an aggregate monthly salary of up to NIS 14 ($4). Ms. Kimchy is entitled to an education fund, managers' insurance or pension fund and reimbursement of monthly travel expenses. Sigalit Kimchy is the wife of Yoav Kimchy, the Company’s Chief Technology Officer.

NOTE 17 - SUBSEQUENT EVENTS

1.
During the first quarter of 2021, certain investors from the Warrants Exercise Transaction and the April-May 2020 Offerings exercised warrants at exercise prices ranging from $0.75-$0.80 per share, for total gross proceeds to the Company of approximately $19,240. As a result, the Company issued an aggregate 24,204,682 ordinary shares.

2.
On January 26, 2021, the Company entered into the New Lease Agreement, as amended, according to which, effective as April 1, 2021, the Company shall lease approximately 1,550 square meters at its facility located in Isfiya, Israel. The agreement expires on December 31, 2023, 2.and the Company has an option to extend the lease period for an additional three years. The Company has the right to terminate the New Lease Agreement at any time, upon at least 60 days prior written notice. The monthly rental fee according to the New Lease Agreement is $15.5 per month.

3.
In January 2021, the Company received an additional grant from the IIA of up to $750 to support the funding of the Company’s transition from research and development to manufacturing, of which approximately $260 was received in January 2021.

4.
In March 2021, the Company entered into an exclusive license agreement with the University of Missouri with respect to certain patents held by the University of Missouri that the University of Missouri claimed included background intellectual property in C-Scan. In consideration for the grant of an exclusive license to those patents in the medical field, the Company agreed to pay royalties ranging from 30 U.S cents to 5 U.S dollars per C-Scan unit depending on the number of units sold up to $15,000 in the aggregate.