Form 20-F
period 2021-12-31
Check-Cap Ltd
filed 2022-04-06
CIK 1610590

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from __________ to ___________

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

As of December 31, 2021, the registrant had 96,411,949 ordinary shares outstanding, NIS 2.40 par value per share.

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

Yes ☒           No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒           No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

☐ Large Accelerated filer	☒ Accelerated filer	☐ Non-accelerated filer	☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

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

Yes ☐           No  ☐

Item 9.	The Offer and Listing	120
A.	Offer and Listing Details	120
B.	Plan of Distribution	120
C.	Markets for Ordinary Shares	120
D.	Selling Shareholders	120
E.	Dilution	120
F.	Expenses of the Issue	120
Item 10.	Additional Information	120
A.	Share Capital	120
B.	Memorandum and Articles of Association	120
C.	Material Contracts	121
D.	Exchange controls	122
E.	Taxation	122
F.	Dividends and paying agents	136
G.	Statement by experts	136
H.	Documents on display	136
I.	Subsidiary Information	136
Item 11.	Quantitative and Qualitative Disclosure About Market Risk	136
Item 12.	Description of Securities Other Than Equity Securities	136
Part II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	137
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	137
Item 15.	Controls and Procedures	137
Item 16.	[Reserved]	137
Item 16A.	Audit Committee Financial Expert.	138
Item 16B.	Code of Ethics.	138
Item 16C.	Principal Accountant Fees and Services.	138
Item 16D.	Exemptions from the Listing Standards for Audit Committees.	139
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.	139
Item 16F.	Change in Registrant’s Certifying Accountant.	139
Item 16G.	Corporate governance.	140
Item 16H.	Mine Safety Disclosure.	141
Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.	141
Part III
Item 17.	Financial Statements	141
Item 18.	Financial Statements	141
Item 19.	Exhibits	142
Signatures		146

CERTAIN INFORMATION

Unless otherwise stated, all of our financial information presented in this annual report has been prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP.

In this Annual Report on Form 20-F, or the Annual Report, unless the context indicates otherwise, references to “NIS” are to the legal currency of Israel, “U.S. dollars,” “$” or “dollars” are to United States dollars, and the terms “we,” “us,” “our company,” “our,” and “Check-Cap” refer to Check-Cap Ltd. Unless otherwise indicated, U.S. dollar translation of NIS amounts presented in this Annual Report are translated using the rate of $1.00 = NIS 3.110, the exchange rate published by the Bank of Israel on December 31, 2021, and U.S. dollar translation of Euro amounts presented in this Annual Report are translated using the rate of $1.00 = Euro 0.884, based on the exchange rates published by the Bank of Israel on December 31, 2021.

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

This Annual Report identifies important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements, particularly those set forth under the heading “Risk Factors.” The risk factors included in this Annual Report are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	our history of losses;

•	our needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

•	the impact of the COVID-19 pandemic;

•	the initiation, timing, progress and results of our clinical trials and other product development efforts;

•	our reliance on one product;

•	the clinical development, commercialization and market acceptance of C-Scan;

•	our ability to receive de novo classification and other regulatory approvals for C-Scan;

•	our ability to successfully complete clinical trials;

•	our reliance on single-source suppliers;

•	our reliance on third parties, such as for purposes of our clinical trials and clinical development and the manufacturing, marketing and distribution of C-Scan;

•	our ability to establish and maintain strategic partnerships and other corporate collaborations;

•	our ability to achieve reimbursement and coverage from government and private third-party payors;

•	the implementation of our business model and strategic plans for our business;

•
the scope of protection we are able to establish and maintain for intellectual property rights covering C-Scan and our ability to operate our business without infringing the intellectual property rights of others;

•	competitive companies, technologies and our industry;

•	statements as to the impact of the political and security situation in Israel or the ongoing conflict in Ukraine on our business; and

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

Not required.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.  KEY INFORMATION

A.	[Reserved.]

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

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

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

Risks Related to Our Financial Position

•	We have a history of losses, may incur future losses and may not achieve profitability;

•
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

•
We may not succeed in completing the development of our product, achieve manufacturing stability and capacity, demonstrate sufficient clinical evidence or commercialize our product or generate significant revenues;

•
Although we received FDA approval of our IDE (including our amended IDE application) for our U.S. pivotal study, the outcome of the study is inherently uncertain, even if the study is commenced and completed;

•
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

•	We expect to derive most of our revenues from sales of one product or product line. Our inability to successfully commercialize this product, could severely harm our ability to generate revenues.

•	If healthcare professionals do not recommend our product to their patients, C-Scan may not achieve market acceptance and we may not become profitable;

•
We expect to face competition from large, well-established manufacturers of traditional technologies for CRC screening and detection of gastrointestinal disorders, as well as from new competitive technologies, especially within the field of biomarkers;

•	We may rely on local distributors and/or strategic partners to market and distribute C-Scan in those countries where we intend to market and distribute C-Scan;

•
We have limited manufacturing capabilities and we rely on single source suppliers and if we are unable to find new suppliers or scale up our manufacturing operations to meet the necessary quantities for our upcoming clinical studies or anticipated market demand, our growth could be limited and our business, financial condition and results of operations could be materially adversely affected;

•	Our reliance on single source suppliers could harm our ability to conduct clinical trials and meet demand for our product in a timely manner or within budget.

•	A health epidemic, pandemic or other outbreak, including the current COVID-19 pandemic, may materially and adversely affect our business, financial condition and results of operations.

•	We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize C-Scan;

Risks Related to Regulations

•
If we are unable to obtain, or experience significant delays in obtaining, FDA clearances or approvals, or equivalent third country approvals for C-Scan or future products or product enhancements, our ability to commercially distribute and market our products could suffer;

•
There is no guarantee that the FDA will grant de novo reclassification or PMA approval of C-Scan and failure to obtain necessary clearances or approvals for our future products would adversely affect our ability to grow our business;

•
If we or our future distributors do not obtain and maintain the necessary regulatory clearances or approvals, or equivalent third country approvals in a specific country or region, we will not be able to market and sell C-Scan or future products in that country or region;

•	The results of our current or future clinical trials may not support our product candidate requirements or intended use claims or may result in the discovery of adverse side effects;

•
If we fail to obtain or maintain necessary regulatory clearances or CE Certificates for C-Scan or if there are regulatory changes in our existing or future target markets, our ability to sell C-Scan and generate revenues could be harmed;

•
Our failure to comply with radiation safety or radio frequency regulations in a specific countries or regions could impair our ability to commercially distribute and market C-Scan in that country or region;

•	Our business is subject to complex environmental and health legislation in various jurisdictions that may increase our costs and our risk of noncompliance; and

•
If we are unable to achieve reimbursement and coverage from government and private third-party payors for procedures using C-Scan, or if reimbursement is insufficient to create an economic benefit for purchasing or using C-Scan when compared to alternative procedures, demand for our products may not grow at the rate we expect.

Risks Related to Our Intellectual Property

•	If we are unable to protect our intellectual property rights, our competitive position could be harmed.

•
Third-party claims of infringement or other claims against us could require us to redesign C-Scan, seek licenses, or engage in future costly intellectual property litigation, which could negatively affect our future business and financial performance.

Risks Related to Our Operations in Israel

•
Our principal offices, research and development facilities and some of our suppliers are located in Israel and, therefore, our business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel.

•
Pursuant to the terms of the Israeli government grants we received for research and development expenditures, we are obligated to pay certain royalties on our revenues to the Israeli government. In addition, the terms of Israeli government grants we have received require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events.

Risks Related to Ownership of our Ordinary Shares

•	Our ordinary shares could be delisted from the Nasdaq Capital Market.

•	Our stock price has and may be subject to fluctuation, and purchasers of our securities could incur substantial losses.

•
We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine.

Risks Related to Our Financial Position

We have a history of losses, may incur future losses and may not achieve profitability.

We are a clinical and development-stage medical diagnostics company with a limited operating history. We have incurred net losses in each fiscal year since we commenced operations in 2009. We incurred net losses of $17.2 million in 2021 and $13.8 million in 2020. As of December 31, 2021, our accumulated deficit was $108.2 million. We expect our losses to continue for the foreseeable future as we continue our investment in research and development and clinical trials to complete the development of our technology and to attain regulatory approvals, manufacturing scale up, begin the commercialization efforts for C-Scan, increase our marketing and selling expenses, and incur additional costs as a result of being a public company in the United States. Successful completion of our development program and, ultimately, the attainment of profitable operations is dependent upon future events, including obtaining adequate financing to fulfill our development activities and our ability to manufacture commercial quantities of C-Scan at an acceptable cost and generate significant revenues. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability.

We will require additional funding in order to complete the development and commercialization of C-Scan, which may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to C-Scan or intellectual property. If additional capital is not available, we may have to delay, reduce or cease the development or commercialization of C- Scan.

Our operations have consumed substantial amounts of cash. We expect that we will need to continue to raise and spend substantial amounts in order to complete the clinical development, regulatory approval and commercialization of C-Scan. We intend to use our cash resources, including the proceeds of our July 2021 and March 2022 registered direct offerings and the proceeds received from the warrants exercise by certain warrants holders during the first quarter of 2021, to finance these efforts and believe that we have sufficient capital to fund our ongoing operations and plans including the U.S. pivotal study, into the first quarter of 2024. We will therefore need to raise additional funds to obtain the required capital prior to completing the development and commercialization of C-Scan (see Item 5B “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Sources of Liquidity”). We may seek additional funding through equity offerings, debt financings, collaborations, licensing arrangements or any other means to conduct clinical trials and develop, manufacture and market C-Scan or for our general corporate purposes. Securing additional financing may divert our management’s attention from its day-to-day activities, which may adversely affect our ability to develop and commercialize C-Scan. Additional financing may not be available to us on a timely basis on terms acceptable to us, or at all. In addition, if we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest and the newly issued securities may have rights senior to those of the holders of our ordinary shares. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline. Alternatively, if we raise funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants, may require us to grant a lender a security interest in our assets or may include other restrictions on our business that could impair our operational flexibility, and could also result in interest expense. If we raise additional funds through collaborations, licensing arrangements or other structured financing transactions, we may relinquish rights to certain of our technologies or products, grant security interests in our assets or grant licenses to third parties on terms that are unfavorable to us. If adequate additional financing on acceptable terms is not available, we may not be able to develop C-Scan at the rate or to the stage we desire, and we may have to delay or abandon the commercialization of C-Scan. Any of these factors could materially adversely affect our business, financial condition and results of operations.

Risks Related to Our Business

We may not succeed in completing the development of our product, achieve manufacturing stability and capacity, demonstrate sufficient clinical evidence or commercialize our product and generate significant revenues.

Since commencing our operations, we have focused on the research and development and limited clinical trials of C-Scan. Although we have received a CE-certificate from our notified body (DEKRA - 0344) according to the EU Regulation 2017/745 on Medical Devices for the marketing and sale of C-Scan in the European Union, valid until December 1, 2026, we have not commenced marketing and sales in the European Union and may require additional regulatory approval in Member States of the European Union, for instance from the German Federal Office for Radiation Protection (Bundesamt für Strahlenschutz, BfS) before we can commence marketing and sale of C-Scan such states. Furthermore, we may require additional regulatory certifications, registrations and/or approvals from regulatory authorities in European jurisdictions outside the European Union, including with the UK Medicines and Healthcare Products Regulatory Agency and the Swiss National Cooperative for the Disposal of Radioactive Waste (Nagra). In Israel, we received approval from the Medical Devices and Accessories Division of the Israeli Ministry of Health, or AMAR, for the marketing and sale of C-Scan in Israel. Following the approval we received from our notified body according to the EU Regulation 2017/745, the AMAR approval was renewed and is valid until December 31, 2022. We have not received approvals in other jurisdictions, including the United States, and there can be no assurance that we will be able to receive regulatory approvals to commence marketing and sales for C-Scan in the foreseeable future or ever. Our ability to generate revenues and achieve profitability depends on our ability to successfully complete the development of our C-Scan product, demonstrate sufficient clinical evidence, obtain required regulatory approvals and commercial licenses, manufacture commercial quantities of C-Scan at an acceptable cost to enable us to generate significant revenues.

The future success of our business cannot be determined at this time, and we do not anticipate generating significant revenues from product sales for the foreseeable future. In addition, we have no experience in commercializing C-Scan and may face a number of challenges with respect to our commercialization efforts, including, among others, that:

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

•
we may not be able to maintain an adequate supply chain due to reliance on single or sole suppliers for critical components and scale up the manufacture of C-Scan to commercial quantities at an adequate quality or at an acceptable cost;

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

•	uncertainty as to market demand may result in inefficient pricing of C-Scan;

•	we may not be able to adequately protect our intellectual property or may face third-party claims of intellectual property infringement; and

•	we are dependent upon the results of ongoing clinical studies relating to C-Scan which may impact its perceived value as against competing products.

If we are unable to meet any one or more of these challenges successfully, our ability to effectively commercialize C-Scan could be limited, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Although we received FDA approval of our investigational device exemption, or IDE (including our IDE amended application) for our U.S. pivotal study, the outcome of the study is inherently uncertain, even if the study is commenced and completed .

We received FDA approval of our IDE and our IDE amended application for our planned U.S. pivotal study. The commencement of any other clinical trials that we may initiate, subject to sufficient available funds, is subject to acceptance by the FDA of an IDE and acceptance by other regulatory authorities of the foreign equivalent of an IDE, and finalizing the planned trial design based on discussions with the FDA and other applicable regulatory authorities. In the event that the FDA or any other regulatory authority requires us to complete additional preclinical studies or we are required to satisfy other FDA or other regulatory requests, the start of the U.S. pivotal study may be delayed. Even after we receive and incorporate guidance from these regulatory authorities, the FDA or other regulatory authorities could disagree that we have satisfied their requirements to commence our clinical trial or change their position on the acceptability of our planned trial design or the clinical endpoints selected, which may require us to complete additional preclinical studies or clinical trials or impose stricter approval conditions than we currently expect. As a result of the foregoing, the research and development, preclinical studies and clinical testing is expensive and can take years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the development process. (see “Risk Factors – Risks Related to Our Business – Clinical failure can occur at any stage of clinical development. Our clinical experience to date does not necessarily predict future results and may not have revealed certain potential limitations of the technology and potential complications from C-Scan and may require further clinical validation. Any product version we advance through clinical trials may not have favorable results in later clinical trials or receive regulatory approval.”).

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

Clinical failure can occur at any stage of clinical development. To date, we have performed clinical studies with iterative versions of both scanning and non-scanning capsules, in conjunction with iterative versions of the C-Scan Track systems and the C-Scan View application and we are continuing to develop further iterative versions of our C-Scan Cap and C-Scan Track. Our clinical trials have been conducted under differing protocols, while using specific inclusion criteria and enriched patient enrolment. Therefore, we have a limited ability to identify potential problems and/or inefficiencies concerning current and future versions of C-Scan in advance of its use in general and expanded groups of patients and we cannot assure you that its actual clinical performances will be satisfactory to support proposed indications and regulatory approvals and clinical acceptance and adoption, or that its use will not result in unanticipated complications. For example, in previous studies we have experienced technical failures of the C-Scan Cap and are continuously engaged in implementing a plan to ensure improved reliability in later versions. To this end, we have finalized a clinical trial protocol for a study in Israel and identified over 10 clinical trial sites to enroll up to 400 patients (both average risk and high-risk patients) and intend to shift to enrollment of average risk patients in parallel to the first stage of the pivotal study in the U.S., however, if the results of such study are not satisfactory, the commencement of our U.S. pivotal study could be delayed. In addition, as part of the amended IDE we have designed the pivotal study to include 2 stages: the first stage, aimed to support our C-Scan calibration among the average risk population, which will include up to 200 additional patients in the US. Subject to the success of this first stage study, we shall proceed to the second stage that will include up to 800 subjects and is aimed to demonstrate C-Scan performance in a statistically significant manner.

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

Furthermore, we may be vulnerable to fluctuations in demand for C-Scan. Such fluctuations in demand may be due to many factors, many of which are beyond our control, including, among others:

•	market acceptance of a new product, including healthcare professionals’ and patients’ preferences;

•	market acceptance of the clinical safety and performance of C-Scan;

•	development of competitive or similarly cost-effective products by our competitors;

•	development delays of C-Scan;

•	technological innovations in CRC screening, treatment and prevention;

•	adverse medical side effects suffered by patients using C-Scan, whether actually resulting from the use of C-Scan or not;

•	changes in regulatory policies toward CRC screening or imaging technologies;

•	changes in regulatory approval, clearance requirements and licensure for our product;

•	third-party claims of intellectual property infringement;

•	budget constraints and the availability of reimbursement or insurance coverage from third-party payors for C-Scan;

•	increases in market acceptance of other technologies;

•	adverse responses from certain of our competitors to the offering of C-Scan;

•	licensure and perceived risk of manufacturing and using a product containing a radioactive source, including associated agencies refusal to authorize capsule disposal; and

•	the shelf life of our C-Scan Cap.

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

We cannot predict when, if ever, healthcare professionals and patients may adopt the use of C-Scan. Even if favorable data is obtained from clinical and health-economic studies for the regulatory approval of C-Scan, there can be no assurance that prominent physicians would endorse it or that future clinical studies will continue to produce favorable data regarding C- Scan. In addition, prolonged market exposure may also be a pre-requisite to reimbursement or insurance coverage from government and private third-party payors. If C-Scan does not achieve an adequate level of acceptance by patients, healthcare professionals and government and private third-party payors, we may not generate significant product revenues and we may not become profitable.

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

In addition, several companies have developed or are developing non-invasive technologies based on stool, serum (from blood and other bodily fluids), or molecular diagnostics, or MDx, tests that are used to indicate the presence of CRC and polyps in the colon. These companies include Exact Sciences, Polymedco, Epigenomics AG, Gene News, EDP Biotech Corporation, Illumina, Inc., Quest Diagnostics, VolitionRx Nu.Q diagnostic, Freenome and Grail. Exact Sciences commenced sales of its Cologuard ®, a non-invasive stool DNA screening test for colorectal cancer in 2015, and is constantly seeking performance improvements through additional studies, alongside commercial expansion. During the past years, there has been an extensive effort on the part of our competitors to utilize molecular biology and advanced computational techniques to develop methods capable of identifying cell-free cancer biomarkers. These advancement efforts are assisted by large capital investments, supported in turn by claims that certain products may promise the possibility of defeating certain cancers in their early stages.

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

We may rely on local distributors and/or strategic partners to market and distribute C-Scan in those countries where we intend to market and distribute C-Scan.

We may rely on local distributors and/or strategic partners for the marketing and distribution of C-Scan. Our success in generating sales in countries or regions where we will engage local distributors and/or strategic partners will depend in large part on the efforts of these third parties over whom we have limited control. If we are unable to identify and engage with suitable local distributors and/or strategic partners in the countries where we intend to market and distribute C-Scan, our business, financial condition and results of operations could be negatively affected.

We have limited manufacturing capabilities and if we are unable to scale up our manufacturing operations to meet the necessary quantities for our upcoming clinical studies or anticipated market demand, our growth could be limited and our business, financial condition and results of operations could be materially adversely affected.

We currently have limited resources, facilities and experience in manufacturing sufficient quantities of C-Scan to meet the quantities we need for our upcoming clinical studies and the demand we may expect from commercialization efforts, if we are able to obtain regulatory clearance in the United States for C-Scan. We do not have experience in manufacturing C-Scan in the commercial quantities that we expect to require to meet demand for C-Scan, nor can we be certain of our manufacturing costs. We have in the past, and we may in the future, face certain technical challenges as we increase manufacturing capacity, including, among others, equipment design and automation, material procurement and lower than expected yields and increased scrap costs, as well as challenges related to maintaining quality control and assurance standards, manufacturing commercial quantities of C- Scan capsules at an acceptable cost and logistics associated with the handling of radioactive materials and the shelf life of our C-Scan Cap, which have resulted in and could in the future result in delays in our clinical trial and commercialization plans and lost revenue. We may be unable to establish or maintain reliable, high-volume manufacturing capacity. Even if we can establish and maintain this capacity, the cost of doing so may increase the cost of C-Scan and reduce our ability to successfully compete the effort. In addition, while we have established our own X-ray source production line in Israel to support our clinical needs and future sales in Israel and potentially in Europe, we intend to expand our in house X-ray production line to support future commercial quantities demand and may not be successful in such efforts. Despite our continuing cost-cutting efforts, including scaling-up of our manufacturing capabilities of our C-Scan capsule in commercial quantities, we may not be able to achieve adequate quality at an acceptable cost. C-Scan includes several components that are based on new technologies and are difficult to manufacture and some are being supplied to us by single source suppliers (see “Risk Factors – Risks Related to Our Business – Our reliance on single source suppliers could harm our ability to conduct clinical trials and meet demand for our product in a timely manner or within budget.”). Furthermore, we may encounter similar or unforeseen challenges initiating and later expanding production of any new products. If we are unable to scale up our manufacturing capabilities to meet market demand, our growth could be limited and our business, financial condition and results of operations could be materially adversely affected.

In addition, we received and may receive in the future grants from the Government of the State of Israel through the IIA (formerly the OCS) for the financing of a portion of our research and development expenditures and to support the funding of our transition from research and development to manufacturing, pursuant to the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law 5744-1984), or the Innovation Law. The terms of the IIA grants subject us to certain restrictions relating to (among other things) the transfer of the manufacturing of IIA-funded products outside Israel. See “Risk Factors – Risks Related to Our Operations in Israel – Pursuant to the terms of the Israeli government grants we received for research and development expenditures, we are obligated to pay certain royalties on our revenues to the Israeli government. In addition, the terms of Israeli government grants we received require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events.” Such restrictions may impair our ability to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel.

Our reliance on sole or single source suppliers could harm our ability to conduct clinical trials and meet demand for our product in a timely manner or within budget.

We currently depend on sole or single source suppliers for some of the components necessary for the production of C-Scan. For example, we currently have a single supplier for the motor used to rotate the collimated X-ray source in C-Scan, for the customized X-ray detectors and batteries used in C-Scan. There is a limited number of manufacturers worldwide who are capable of manufacturing the motor, the customized X-ray detectors and the batteries that we currently use in C-Scan. In addition, the application-specific integrated circuit, or ASIC, residing in C-Scan is currently manufactured for us by a single semiconductor fabrication plant, or FAB. Furthermore, we do not currently have written contracts with all our sole or single suppliers. While our current suppliers have been able to supply the required quantities of such components to date, if the supply of these components is disrupted or terminated or if our current suppliers are unable to supply required quantities of components, we may not be able to find alternative sources for these key components in a timely manner. Although we are planning to maintain strategic inventory of key components, the inventory may not be sufficient to satisfy the demand for C-Scan if such supply is interrupted or may be subject to risk of loss due do catastrophic events, such as a global political crisis or war, or a fire at our storage facility. In addition, to partially mitigate the risks of reliance on sole and single source suppliers, we are seeking alternate manufacturers for some of our components which requires us to dedicate significant resources and investment. There can be no assurance that we will be successful in seeking alternate suppliers or establish our own production line. As a result of the foregoing, we may be unable to meet our clinical trials timelines and meet the demand for C-Scan, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation. If we are required to change the supplier of any of these key components, there may be a significant delay in locating a suitable alternative manufacturer. In addition, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with FDA and other applicable quality standards and with all applicable regulations and guidelines. Our agreement with the sole supplier of the X-ray source used in C-Scan was scheduled to expire on December 31, 2021. As part of our mitigation plan, in December 2021, we signed an amendment to the agreement, or the Amended Service Agreement, with the sole supplier of the X-ray source used in C-Scan and concurrently entered into a Sub-lease Agreement, or the Sub-lease Agreement with the supplier, according to which we agreed to lease approximately 70 square meters of laboratory space at the supplier premises. According to the Amended Service Agreement, we will independently produce the X-ray source using our own production employees. The Amended Service Agreement extends the terms of the service agreement until the Sub-lease Agreement enters into effect upon receipt of certain certificates including a business license from the Petach Tikva municipality, which has not yet been obtained. We plan to continue to expand our in-house production line for our X-ray source in Israel, however we cannot assure you that we will successfully complete this effort and we may be required to find an alternative supplier for the X-ray source, which we may not be able to do in a timely manner. The delays associated with the introduction of a new manufacturer for certain key components, could delay our ability to manufacture C-Scan in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of C-Scan ceases operations or otherwise ceases to do business with us, we may not have access to the information necessary to enable an alternative supplier to manufacture the component. The occurrence of any of these events could harm our ability to meet demand for C-Scan in a timely manner or within budget.

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

We rely on third parties, such as third-party clinical research organizations, or CROs, clinical investigators, clinical research coordinators and clinical sites, to manage our clinical trials and perform data collection and analysis, and to enroll patients for our clinical trials. Although we have and expect to continue to have contractual arrangements with these third parties, we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on such third parties does not relieve us of our regulatory responsibilities. If such third parties fail to comply with applicable regulatory requirements, the clinical data generated in our clinical trials may be deemed unreliable and regulatory authorities may require us to perform additional clinical trials before approving our marketing applications, which would delay the regulatory approval process. Furthermore, we may not be able to control the amount and timing of resources that these parties devote to our studies and trials or the quality of these resources. If these third parties fail to properly manage our studies and trials or enroll patients for our clinical trials, we will be unable to complete them at all or in a satisfactory or timely manner, which could delay or prevent us from obtaining regulatory approvals for, or achieving market acceptance of, our product.

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

A part of our strategy is to evaluate and, as deemed appropriate, enter into partnerships in the future when strategically attractive, including potentially with major medical device companies. We face significant competition in seeking appropriate partners for C-Scan, and the negotiation process is time-consuming and complex. In order for us to successfully partner C- Scan, potential partners must view C-Scan as economically valuable in markets they determine to be attractive in light of the terms that we are seeking and other available products for licensing by other companies. Even if we are successful in our efforts to establish strategic partnerships, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such strategic partnerships if, for example, development or approval of a product is delayed or sales of an approved product are disappointing. Any delay in entering into strategic partnership agreements related to C-Scan could delay the development and commercialization of our product candidates and reduce their competitiveness even if they reach the market.

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

If we fail to establish and maintain strategic partnerships related to C-Scan, we will bear all the risks and costs related to the development and commercialization of C-Scan, and we will need to seek additional financing, hire additional employees and otherwise develop expertise which we do not have and for which we have not budgeted.

If we lose our key personnel or are unable to attract and retain additional personnel, our business and ability to compete will be harmed.

Our success relies upon the continued service and performance of the principal members of our management and research and development team, including Alex Ovadia and Yoav Kimchy. In order to implement our business strategy, we will need to retain our key personnel with expertise in the areas of research and development, clinical testing, government regulation, manufacturing, finance, marketing and sales. Our product development plans depend in part on our ability to retain engineers with expertise in a variety of technical fields. Demand on the part of technology companies for the services of engineers is currently very high in Israel, with the number of open positions at risk of exceeding the number of qualified applicants. Larger companies may have a competitive advantage in hiring such engineers, due to the relatively high compensation they are able to offer. The loss of a number of these persons or our inability to attract and retain qualified personnel could harm our business and our ability to compete. We do not maintain key man insurance for Alex Ovadia or Yoav Kimchy.

Substantially all of our operations are currently conducted at our facility in Haifa, Israel, and at our own X-ray source production line in Petach Tikva, Israel and any disruption at our facilities could materially adversely affect our business, financial condition and results of operations.

Substantially all of our operations are currently conducted at our facility in Haifa, Israel (other than certain production activities conducted by subcontractors) and at our own X-ray source production line in Petach Tikvah, Israel. We take precautions to safeguard our facilities, including obtaining insurance coverage and implementing health and safety protocols. However, a natural or other disaster, such as a fire, flood, earthquake, an armed conflict involving Israel (as detailed further under “Risks Related to Our Operations in Israel”) or a terrorist attack, could damage or destroy our facilities and our manufacturing equipment or inventory, cause substantial delays in our operations and otherwise cause us to incur additional unanticipated expenses. In addition, the insurance we maintain against fires, floods and other natural disasters and the war and terrorism insurance we maintain may not be adequate to cover our losses in any particular case. Damage to our facilities or our other property or to any of our suppliers’ facilities and properties, whether located in Israel or elsewhere, due to fire, a natural disaster or casualty event or an armed conflict or terrorist attack, could materially adversely affect our business, financial condition and results of operations.

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

Natural disasters could severely disrupt our operations and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our office, manufacturing and/or lab spaces, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, subcontractors, suppliers, CROs, clinical sites, clinical investigators, clinical coordinators, third parties ongoing activities and schedules or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our plans and business for a substantial period of time.

In early 2020, the World Health Organization declared the rapidly spreading coronavirus disease (COVID-19) outbreak a pandemic. We have experienced disruptions to our operations as a result of the COVID-19 pandemic, including disruptions to the Company’s clinical studies and implemented several temporary cost reduction measures. We have also implemented several measures according to the Israel Ministry of Health’s guidelines, including remote working whenever possible, physical separation between employees and daily employee health monitoring. Infection rates in Israel have recently spiked upwards and the extent to which the COVID-19 pandemic shall impact our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, the impact on the global economy, the impact of any further waves of COVID-19, the efficacy of the vaccines and the other actions that may be required to contain COVID-19 or treat its impact. In particular, the continued spread of COVID-19 globally could materially adversely impact our operations and workforce, including our research and clinical trials and our ability to continue to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay our development plans, and could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have a material adverse impact on our business, financial condition and results of operation.

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

These processes can be expensive and lengthy. FDA’s 510(k) clearance process may take 6 to 9 months, but it can last longer. Direct de novo reclassification typically takes at least 9 to 12 months from filing to clearance if no comments or disapproval from the FDA. The PMA pathway is much more costly and uncertain than the 510(k) clearance process or de novo reclassification, and generally takes at least 12 to 18 months, or even longer, from the time the application is filed with FDA to ultimate approval if no comments or disapproval from the FDA.

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

There is no guarantee that the FDA will grant de novo reclassification or PMA approval of C-Scan and failure to obtain necessary clearances or approvals for our future products would adversely affect our ability to grow our business.

C-Scan and some of our future products will require FDA clearance of a 510(k), de novo reclassification, or may require FDA approval of a PMA. The FDA may not approve or clear C- Scan or our future products for the indications that are necessary or desirable for successful commercialization. Indeed, the FDA may refuse our requests for 510(k) clearance, de novo reclassification or PMA approval for C-Scan or any other future product, new intended uses or modifications to these products once they are cleared or approved for marketing.

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

Ingestion of C-Scan requires the preparatory use of iodinated oral contrast medium to provide a coating for colonic imaging. We cannot be sure that the indications for which iodinated oral contrast medium are approved in the United States, or in other countries is sufficiently broad to cover such use. If the FDA or the competent regulatory authorities in other countries consider that iodinated oral contrast medium is not approved for the purpose for which it is used with the system, we may be considered to promote the off-label use of the iodinated oral contrast medium. Because the promotion of off-label use of drugs or medicinal products is prohibited in the United States, and in other countries, we could face both related issues with the FDA and/or the competent authorities of and/or other countries. In these circumstances, the FDA and/or the competent regulatory authorities and/or other countries may require us to obtain appropriate regulatory approvals for the iodinated oral contrast medium prior to marketing C-Scan with such substances. Under such circumstances, should we fail to obtain approval of the contrast agent for use with C-Scan, in a timely fashion, or at all, this could delay or prevent regulatory clearance or approval of the C-Scan, and our business and financial condition will be adversely affected.

If we are unable to successfully complete clinical trials with respect to C-Scan, we may be unable to receive regulatory approvals or clearances for C-Scan and/or our ability to achieve market acceptance of C-Scan will be harmed.

The development of the C-Scan system requires the submission of data generated from clinical trials, which can be long, expensive and uncertain processes, subject to delays and failure at any stage. The data obtained from the studies and trials may be inadequate to support regulatory clearances or approvals, or equivalent third-country approval, or to allow market acceptance of the products being studied. C-Scan technology is currently undergoing clinical development and clinical trials. To date, we have performed clinical studies with several versions of C-Scan including several versions of our non-scanning capsules.

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

•
third-party clinical investigators decline to participate in a study or trial or do not perform a study or trial on our anticipated schedule or consistent with the investigator agreements, study or trial protocol, good clinical practices, quality of clinical data or other FDA or IRBs, Ethics Committees, or any other applicable requirements;

•	third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the study or trial protocol or investigational or statistical plans;

•	regulatory inspections of our studies, trials or manufacturing facilities may require us to, among other things, undertake corrective action or suspend or terminate our studies or clinical trials;

•	changes in governmental regulations or administrative actions;

•	we may not be able to develop C-Scan at the rate or to the stage we desire;

•	the interim or final results of the study or clinical trial are inconclusive or unfavorable as to safety or efficacy;

•	a regulatory agency or our Notified Body concludes that our trial design is or was inadequate to demonstrate safety and efficacy; and

•	the capsule disposal was not authorized by regulatory agencies or patients failed to collect the capsule following procedure completion; and

•	loss of clinical data; and

•	a health epidemic, pandemic or other outbreak, including the current COVID-19 pandemic.

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

Even if our current or future clinical trials are completed as planned, we cannot be certain that their results will support our product requirements or intended use claims, which could inhibit our marketing strategies, or that the FDA, foreign authorities or our Notified Body will agree with our conclusions regarding them. Success in non-clinical studies and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that clinical trials will replicate the results of prior trials. The clinical trial process may fail to demonstrate that C- Scan, or any future products, are safe and effective for the desired or proposed indicated uses, which could cause us to abandon a product and may delay development of others. Any delay or termination of our clinical trials will delay the filing of our product submissions and, ultimately, our ability to commercialize C-Scan, or any future products, and generate revenues. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate’s profile.

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

These laws and regulations relate inter alia to the design, development, testing, manufacturing, storage, labeling, packaging, content and language of the instructions for use of the device, sale, promotion, distribution, importing and exporting, shipping, post-sale surveillance and recall from C-Scan’s markets, and all countries in which we intend to sell C-Scan apply some form of regulations of this kind. Most notably, we must comply with the EU law on medical devices, in particular, Regulation MDR and EU Member States’ laws implementing and complementing it, and other applicable EU and Member States’ law, and we are subject to extensive regulation in the United States by the FDA and other federal, state and local authorities.

We are and will be subject to audits by our Notified Body under the MDR. During this audit, the third-party assessor or Notified Body will examine the maintenance and implementation of our quality control system, device post-marketing vigilance system and any changes or modifications made to our products.

On May 26, 2021, the MDR became formally applicable and replaced the former regulatory framework for medical devices in the EU under the medical devices directives. The MDR strengthens the medical devices rules in the EU. In particular, the MDR results in several medical devices being classified in higher risk classes and therefore face elevated regulatory requirements. In addition, the MDR generally elevates regulatory requirements to medical devices. As a result, it has become more difficult to market medical devices and costs incurred for clinical evaluation, conformity assessment and post marketing surveillance have increased and will increase further; such regulatory changes may adversely affect our business, financial condition and results of operations or restrict our operations.

Even if C-Scan or future products are cleared or approved by regulatory authorities or after obtaining CE Certificates from our Notified Body, modifications to C-Scan or future products may require new regulatory clearances or approvals, new CE Certificates, or may require us to recall or cease marketing it until the necessary clearances, approvals or CE Certificates are obtained.

Once cleared, approved or marketed, modifications to C-Scan or future products may require new regulatory approvals, clearances, including CE Certificates from our Notified Body, 510(k) clearances or premarket approvals, or require us to recall or cease marketing the modified devices until these clearances or approvals are obtained. Any modification to a 510(k)-cleared device that could significantly affect its safety or efficacy, or that would constitute a major change in its intended use, requires a new 510(k) clearance or, possibly, a new de novo classification petition or PMA. The FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance. A manufacturer may determine that a modification could not significantly affect safety or efficacy and does not represent a major change in its intended use, so that no new 510(k) clearance is necessary. However, the FDA can review a manufacturer’s decision and may disagree. The FDA may also on its own initiative determine that a new clearance or approval is required. Subject to compliance with FDA guidance we may make modifications to C-Scan in the future that we believe do not or will not require additional clearances or approvals. Further, our products could be subject to recall if the FDA determines, for any reason, that our products are not safe or effective. Any recall or FDA requirement that we seek additional approvals or clearances could result in significant delays, fines, increased costs associated with modification of a product, loss of revenue and potential operating restrictions imposed by the FDA.

If a manufacturer determines that a modification to an FDA-cleared device could significantly affect its safety or efficacy, or would constitute a major change in its intended use, then the manufacturer must file for a new 510(k) clearance or possibly a new de novo classification petition or premarket approval application. Where we determine that modifications to our products require a new clearance or approval, we may not be able to obtain those additional clearances or approvals for the modifications or additional indications in a timely manner, or at all.

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

Similar rules also apply in foreign jurisdictions. In the EU, we must inform the Notified Body that was involved in the conformity assessment of the medical devices we market or sell in the EU of any planned substantial changes to our quality system with regard to C-Scan or other devices we may place on the market, if such changes could affect compliance with the essential requirements laid down in the Annexes to the MDR (Essential Requirements), respectively, or changes to the devices’ intended purpose. The Notified Body will then assess the changes and verify the products’ conformity with the Essential Requirements. If the assessment is favorable, the Notified Body will issue a new CE Certificate or an addendum to the existing CE Certificate attesting compliance with the Essential Requirements.

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

The manufacturing processes, reporting requirements, post-approval clinical data and promotional activities associated with any product for which we obtain clearance, approval or CE Certificates, or equivalent third country approval will be subject to continuous regulatory review, oversight and periodic inspections by the FDA other domestic and foreign regulatory authorities and our Notified Body. In particular, we and certain of our suppliers are required to comply with the FDA’s Quality System Regulations, or QSR, as well as current good manufacturing practices, or cGMP. In the EU, we will also be subject to the quality management system requirements laid down in the Annexes to the MDR. Such compliance can be facilitated by, a certificate of compliance with the current version of the ISO 13485 (which, at this point, is ISO 13485:2016). Through compliance with the ISO 13485:2016 standard, we will benefit from a presumption of conformity with the relevant quality management system requirements laid down in the Annexes to the MDR. These regulations and standards govern inter alia the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of any product for which we obtain clearance or approval, CE Certificates, or equivalent third country approval. Regulatory authorities, such as the FDA, and our Notified Body enforce the QSR and other regulations through periodic inspections. The failure by us or one of our suppliers to comply with applicable statutes and regulations falling within the competence of the FDA and other regulatory authorities or our Notified Body, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, any of the following enforcement actions:

•	untitled letters, warning letters, fines, injunctions, corporate integrity agreements, consent decrees and civil penalties;

•	unanticipated expenditures to address or defend such actions;

•	customer notifications for repair, replacement or refunds;

•	recall, detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance, de novo classification or premarket approval of new products or modified products;

•	operating restrictions;

•	withdrawing 510(k) clearances, de novo classification, or PMA approvals that have already been granted;

•	suspension or withdrawal of our CE Certificates;

•	refusal to grant export approval for our products; or

•	criminal prosecution.

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

Under the MDR we will now have to comply with the increased requirements of medical devices vigilance provisions under the MDR. In particular, according to Art. 83 MDR, we are required to have a post-market surveillance system in place in a manner that is proportionate to the risk class and appropriate for the type of device, as an integral part of the quality management system. Depending on the devices’ risk class, either a post market surveillance report or a periodic safety update report, or PSUR, must be created and provided to the competent authority upon request. The PSUR also has to be provided to the Notified Body. Furthermore, requirements on vigilance and incident reporting are increased and market surveillance competencies of the authorities are strengthened.

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

Our business is subject to complex environmental and health legislation in various jurisdictions that may increase our costs and our risk of noncompliance.

Our research and development and manufacturing processes, including through our service providers, involve the handling of potentially harmful radioactive and other hazardous materials. Therefore, we and our service providers may be subject to various environmental, health and safety laws and regulations , including governing the use, shipping, handling, storage and disposal of these materials, and we incur expenses related to compliance with these laws and regulations. If we are found to have violated applicable environmental, health and safety laws, whether as a result of human error, equipment failure or other causes, we could be held liable for damages, penalties and costs of remedial actions and could be subject to work stoppages or delays, which could materially adversely affect our business, financial condition and results of operations. The risk of contamination or injury from these materials cannot be eliminated. If an accident or release of any radioactive or other hazardous material occurs, we could be held liable for resulting damages, including for investigation, remediation and monitoring of the contamination, including the costs of which could be substantial. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to radioactive materials) or contribution claims. In the future, we could be subject to additional environmental requirements or existing environmental laws could become more stringent, which could lead to greater compliance costs and increasing risks and penalties associated with violations. For example, changes to, or restrictions on, permitting requirements or processes, hazardous or radioactive material storage or handling might require an unplanned capital investment or relocation. If we or our service providers fail to comply with existing or new environmental laws or regulations, our business, financial condition and results of operations could be materially adversely affected.

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

The protection of personal data, particularly patient data, is subject to strict laws and regulations in many countries. The collection and use of personal health data in the EU is governed by the General Data Protection Regulation Reg. EU 2016/679, which became applicable on May 25, 2018, or the GDPR. The GDPR imposes a number of requirements, including an obligation to seek the consent of individuals to whom the personal data relate, the information that must be provided to the individuals, notification of data processing obligations to the competent national data protection authorities of individual EU Member States and the security and confidentiality of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the EU to the U.S. Failure to comply with the requirements of the GDPR and the related national data protection laws of the EU Member States may result in fines and other administrative penalties and harm our business. We may incur extensive costs in ensuring compliance with these laws and regulations, particularly if we are considered to be a data controller within the meaning of the GDPR.

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

There have been judicial and congressional challenges to the PPACA. The U.S. Supreme Court heard a constitutional challenge to the PPACA and in June 2012 held that the PPACA is constitutional. However, states are allowed to opt out of the expansion of eligibility criteria for Medicaid under the PPACA and many states have chosen to do so, causing many uninsured patients to remain without coverage. In addition to the PPACA, the effect of which cannot presently be quantified given its recent enactment, various healthcare reform proposals have also emerged at the state level. If a law is enacted, many if not all of the provisions of the PPACA may no longer apply to prescription drugs. While we are unable to predict what changes may ultimately be enacted, to the extent that future changes affect how any future products are paid for and reimbursed by government and private payers our business could be adversely impacted. On December 14, 2018, a federal district court in Texas ruled that the PPACA is unconstitutional as a result of the Tax Cuts and Jobs Act, the federal income tax reform legislation previously passed by Congress and signed by President Trump on December 22, 2017, that eliminated the individual mandate portion of the PPACA. The case, Texas, et al, v. United States of America, et al., (N.D. Texas), is an outlier, but in 2019, the Fifth Circuit Court of Appeals subsequently upheld the lower court decision which was then appealed to the United States Supreme Court. On June 17, 2021, the U.S. Supreme Court held that the plaintiffs did not have standing to challenge the individual mandate because they have not shown a past or future injury. In November 2020, Joseph Biden was elected President and, in January 2021, the Democratic Party obtained control of the Senate. As a result of these electoral developments, it is unlikely that continued legislative efforts will be pursued to repeal PPACA. Instead, it is possible that legislation will be pursued to enhance or reform PPACA. We are not able to state with any certainty what will be the impact of this court decision on our business pending further court action and possible appeals.

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

A provision of the Social Security Act, commonly referred to as the federal Anti-Kickback Statute, prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration, directly or indirectly, in cash or in kind, to induce or reward the referring, ordering, leasing, purchasing or arranging for, or recommending the ordering, purchasing or leasing of, items or services payable, in whole or in part, by Medicare, Medicaid or any other federal healthcare program. PPACA, among other things, clarified that a person or entity needs not to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it. Although there are a number of statutory exemptions and regulatory safe harbors to the federal Anti- Kickback Statute protecting certain common business arrangements and activities from prosecution or regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that do not fit squarely within an exemption or safe harbor may be subject to scrutiny. The federal Anti-Kickback Statute is very broad in scope and many of its provisions have not been uniformly or definitively interpreted by existing case law or regulations. In addition, most of the states have adopted laws similar to the federal Anti-Kickback Statute, and some of these laws are even broader than the federal Anti-Kickback Statute in that their prohibitions may apply to items or services reimbursed under Medicaid and other state programs or, in several states, apply regardless of the source of payment. Violations of the federal Anti-Kickback Statute may result in substantial criminal, civil or administrative penalties, damages, fines and exclusion from participation in federal healthcare programs.

All of our financial relationships with healthcare providers, purchasers, formulary managers, and others who provide products or services to federal healthcare program beneficiaries are potentially governed by the federal Anti-Kickback Statute and similar state laws. We believe our operations are in compliance with the federal Anti-Kickback Statute and similar state laws. However, we cannot be certain that we will not be subject to investigations or litigation alleging violations of these laws, which could be time-consuming and costly to us and could divert management’s attention from operating our business, which in turn could have a material adverse effect on our business. In addition, if our arrangements were found to violate the federal Anti- Kickback Statute or similar state laws, the consequences of such violations would likely have a material adverse effect on our business, results of operations and financial condition.

There are other federal and state laws that may affect our ability to operate, including the federal civil False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of government funds or knowingly making, using or causing to be made or used, a false record or statement material to an obligation to pay money to the government or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. PPACA amended the Social Security Act to provide that the government may assert that a claim including items or services resulting from a violation of the federal Anti- Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Moreover, we may be subject to other federal false claim laws, including, among others, federal criminal healthcare fraud and false statement statutes that extend to non-government healthcare benefit programs. Moreover, there are analogous state laws. Violations of these laws can result in substantial criminal, civil or administrative penalties, damages, fines and exclusion from participation in federal healthcare programs.

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

The manufacture of C-Scan requires the use and storage of radioactive materials. In order to use such materials in the development and manufacture of C-Scan in Israel, we are required to obtain a permit from the Israeli Commissioner for Environmental Radiation, or the Commissioner, pursuant to the Israeli Pharmaceutical Regulations (Radioactive Elements and By-Products), 5740–1980. Should we fail to comply with the conditions of our currently existing permit, the Commissioner would have authority to cancel our permit. Should the Commissioner determine that our activities or facilities , or the activities or facilities adjacent to our premises, constitute a danger to the health and well-being of a person, the public or the environment, the cancellation or suspension of our permit could be immediate and without prior notice. Furthermore, we cannot guarantee the annual renewal of our permit and/or annual renewal subject to identical conditions, as the approval of an annual application and the conditions thereof are at the discretion of the Commissioner. Similar requirements and regulations may apply to the manufacture of C-Scan in other countries. Cancellation of or failure to renew our permit could have materially adverse consequences on our ability to manufacture and sell our products and therefore on our ability to continue our business and operations.

Risks Related to Our Intellectual Property

If we are unable to protect our intellectual property rights, our competitive position could be harmed.

Our success and ability to compete depends in large part upon our ability to protect our intellectual property. Although we have patents issued in Israel, Europe, United States, Japan, China, India, Hong Kong, Canada, South Korea, Brazil and Australia, we continue to file and prosecute in many of the same countries and additional countries. We face several risks and uncertainties in connection with our intellectual property rights, including, among others:

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

•	the eligibility to protect methods for treating humans, which is available in the US, is generally not available in other countries, for example in Europe;

•	for a variety of reasons, we may decide not to file for patent protection on various improvements or additional features; and

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

In addition to patents, we rely on confidentiality, non-compete, non-disclosure and assignment of inventions provisions, as appropriate, with our employees, consultants, subcontractors, suppliers and clinical investigators to protect and otherwise seek to control access to, and distribution of, our proprietary information. These measures may not be adequate to protect our intellectual property from unauthorized disclosure, third-party infringement or misappropriation, for the following reasons:

•	the agreements may be breached, may not provide the scope of protection we believe they provide or may be determined to be unenforceable, in part or in whole;

•	we may have inadequate remedies for any breach;

•	proprietary information could be disclosed to our competitors; or

•	others may independently develop substantially equivalent or superior proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technologies.

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

In addition, litigation in which we are accused of infringement may cause negative publicity, adversely impact prospective customers, cause product shipment delays, prohibit us from manufacturing, marketing or selling our current or future products, require us to develop non-infringing technology, make substantial payments to third parties or enter into royalty or license agreements, which may not be available on acceptable terms, or at all. If a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology in a timely and cost-effective manner, our ability to generate significant revenues may be substantially harmed and we could be exposed to significant liability. A court could enter orders that temporarily, preliminarily or permanently enjoin us, our suppliers, distributors or our customers from making, using, selling, offering to sell or importing our current or future products, or could enter an order mandating that we undertake certain remedial activities. Claims that we have misappropriated the confidential information or trade secrets of third parties can have a similar negative impact on our reputation, business, financial condition or results of operations.

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

We rely on patents to protect a portion of our intellectual property and our competitive position. Patent law relating to the scope of claims in the technology fields in which we operate is still evolving and, consequently, patent positions in the medical device industry are generally uncertain. In order to protect or enforce our patent rights, we may initiate patent and related litigation against third parties, such as infringement suits or interference proceedings. Any lawsuits that we initiate could be expensive, take significant time and divert our management’s attention from other business concerns and the outcome of litigation to enforce our intellectual property rights in patents, copyrights, trade secrets or trademarks is highly unpredictable. Litigation also puts our patents and other registered intellectual property at risk of being invalidated or interpreted narrowly and our patent applications at risk of not being issued. In addition, we may provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, including attorney fees, if any, may not be commercially valuable. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

We rely on trademark protection to distinguish our products from the products of our competitors; however, if a third party is entitled to use our trademark, we could be forced to rebrand, which could result in loss of brand recognition and our ability to distinguish our products may be impaired, which could adversely affect our business.

We rely on trademark protection to distinguish our products from the products of our competitors. In jurisdictions where we have not registered our trademarks and logos and are using them, and as permitted by applicable local law, we rely on common law trademark protection. Third parties may oppose our trademark applications, or otherwise challenge our use of the trademarks, and may be able to use our trademarks in jurisdictions where they are not registered or otherwise protected by law. If our trademarks are successfully challenged or if a third party is using confusingly similar or identical trademarks in particular jurisdictions before we do, we may be prevented from using our brands and/or domain names and/or could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote additional resources to marketing new brands. If others are able to use our trademarks, our ability to distinguish our products may be impaired, which could adversely affect our business. Further, we cannot assure you that competitors will not infringe upon our trademarks, or that we will have adequate resources to enforce our trademarks.

We may not be able to enforce covenants not to compete at all or, we may be unable to enforce them for the duration contemplated in our employment contracts and may, therefore, be unable to prevent competitors from benefiting from the expertise of some of our former employees involved in research and development activities.

We currently have non-compete agreements with substantially all of our employees who are involved in research and development, all of whom are located in Israel. These agreements prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors for a limited period of time following termination of employment. In many jurisdictions, courts are increasingly refusing to enforce restrictions on competition by former employees or have interpreted them narrowly. For example, in Israel, where currently all of our employees reside, courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, an Israeli court may refuse to enforce our non-compete restrictions or reduce the contemplated period of non-competition such that we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

Risks Related to Our Operations in Israel

Our principal offices, research and development facilities and some of our suppliers are located in Israel and, therefore, our business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel.

Our principal offices and research and development facilities are located near Haifa, in the northern part of Israel and our own X-ray production line is located in Petach Tikva, Israel. In addition, all of our employees and officers, and one of our directors, are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel, may be developing nuclear weapons and has targeted cyber attacks against Israeli entities. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

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

In addition, our operations could also be disrupted by the obligations of personnel to perform military service. As of December 31, 2021, we had 81 employees and independent contractors, all of whom were based in Israel. Some of these employees and independent contractors may be called upon to perform up to 54 days in each three year period (and in the case of military officers, up to 84 days in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists and it is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

Any hostilities involving Israel, terrorist activities or political instability in the region or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturns in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect our share price.

Pursuant to the terms of the Israeli government grants we received for research and development expenditures, we are obligated to pay certain royalties on our revenues to the Israeli government. In addition, the terms of Israeli government grants we received require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events.

We have received grants from the Government of the State of Israel through the IIA (formerly the OCS) for the financing of a portion of our research and development expenditures and recently, in January 2021, to finance a portion of the development of our manufacturing line, pursuant to the Innovation Law and related regulations and guidelines. As of December 31, 2021, we had received funding from the IIA for research and development of C-Scan in the aggregate amount of approximately $5.6 million. As of December 31, 2021, we had not paid any royalties to the IIA and had a contingent obligation to the IIA with respect to such funding (including interest at the rate of 12-month LIBOR) in the amount of approximately $6.1 million.  In addition, in January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing in the amount of up to $786,000 (along with a co-investment by us of the same amount), which we are not required to repay to the IIA , subject to the terms and conditions set forth in the grant approval, of which we received approximately $349,000 in 2021 and $82,000 in January 2022.  We may apply for additional IIA grants in the future; however, there is no assurance that such applications will be approved in the amount requested or at all. Furthermore, the funds available for IIA grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future. We cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

Under the terms of the Innovation Law as currently in effect, products developed with IIA funding are required to be manufactured in Israel, unless the IIA approved grant program includes a pre-determined portion of manufacturing that may be performed outside Israel (as certain of our IIA approved grants included). The approval of the IIA is required for the transferring of manufacturing outside Israel in excess of such pre-determined portion (however, only a notice to the IIA, as opposed to approval, is required for the transfer outside Israel of up to 10% of the cumulative manufacturing in excess of such pre-approved portion). If manufacturing of IIA-funded products is transferred outside Israel (following IIA approval) in excess of the pre-determined percentage included in the grant approval, then the royalty repayment rate will be increased by 1% with respect to the additional approved percentage to be manufactured outside Israel and the royalty repayment for the entire approved program may be increased to up to three times the amount of the grants received, depending on the percentage manufactured outside Israel (plus accrued interest). For example, during 2019, in connection with the application to the IIA for certain research and development funding, we provided notice to the IIA with respect to the transfer of manufacturing outside of Israel of our C-Scan Track in an amount that represents less than 10% of cumulative deviation exceeding the pre-determined portion to be manufactured abroad that was included in our grant approval. This may increase our royalty repayment ceiling to 120% of the revenues of the C-Scan Track and the repayment rate may increase by 1% for the part of manufacturing carried out abroad. We are continuing to explore whether certain other components of C-Scan can be assembled outside of Israel. For example, we are continuing to explore whether it would be possible to assemble the capsule without the X-ray source in Israel, and have the X-ray source subsequently manufactured and assembled into C-Scan at a certified radioisotope production facility or at a distribution center outside Israel.

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

As a public company whose securities are traded in the United States, we have and will continue to incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002, as well as rules and regulations implemented by the U.S. Securities and Exchange Commission and the Nasdaq Stock Market, impose various requirements on public companies, including requiring the establishment and maintenance of effective disclosure and financial controls. As a result, we incurred and will continue to incur additional legal, accounting and other expenses that we did not incur as a privately-held company, particularly since, as of December 31, 2020, we are no longer considered an “emerging growth company” as defined in the JOBS Act and we must include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Changes in the laws, rules and regulations affecting public companies would result in increased costs to us as we respond to their requirements. These rules and regulations could make it more difficult or more expensive for us to obtain certain types of insurance, including director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to obtain or maintain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount or timing of additional costs we may incur in order to comply with such requirements.

If we fail to maintain effective internal control over financial reporting, the price of our ordinary shares may be adversely affected.

Our internal control over financial reporting may have weaknesses and conditions that could require correction or remediation, the disclosure of which may have an adverse impact on the price of our ordinary shares. We are required to establish and maintain appropriate internal control over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely affect our public disclosures regarding our business, prospects, financial condition or results of operations. In addition, management’s assessment of internal control over financial reporting may identify weaknesses and conditions that need to be addressed in our internal control over financial reporting or other matters that may raise concerns for investors. Additionally, as of December 31, 2020, we are no longer an “emerging growth company,” as defined in the JOBS Act, and must include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm according to Section 404(b) of the Sarbanes-Oxley Act.  If our independent registered public accounting firm is unable to express an opinion or issues an adverse opinion in its attestation as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the trading price of our ordinary shares could be negatively affected.   Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting or disclosure of management’s assessment of our internal control over financial reporting may have an adverse impact on the price of our ordinary shares.

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

On December 23, 2021, we received a letter from the Staff, indicating that the Company is not in compliance with the Minimum Bid Price Requirement. We were provided by Nasdaq with a compliance period of 180 calendar days (i.e., until June 21, 2022) in which to regain compliance pursuant to Nasdaq Listing Rules. We are able to regain compliance, if at any time during such 180 day period, the closing bid price of our ordinary shares is at least $1.00 for a minimum of ten consecutive business days. In the event we do not regain compliance after the initial 180-day period, we may then be eligible for an additional time if we meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of our intention to cure the deficiency during the second compliance period.

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

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to the Securities Exchange Act of 1934 reporting obligations that, to some extent, are more lenient and less frequent than those applicable to a U.S. issuer.

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

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses, including personnel and facilities related expenses, are incurred in NIS. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or, if the NIS instead depreciates relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of depreciation of the NIS, or that the timing of such depreciation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. In year 2021, the NIS appreciated by 3.266% relative to the U.S. dollar. The Israeli rate of inflation has not had a material adverse effect on our financial condition during the years 2021, 2020 and 2019. In addition, we may incur operating expenses denominated in Euros, and therefore, our operating results may also be subject to fluctuations due to changes in the U.S. dollar/Euro exchange rate. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS, the Euro and other foreign currencies against the U.S. dollar. Although we engage in currency hedging arrangements from time to time, these measures may not adequately protect us from fluctuations in the exchange rates of the NIS, the Euro and other foreign currencies in relation to the U.S. dollar (and/or from inflation of such foreign currencies), and involve costs and risk of their own.

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

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report on Form 20-F.

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

If Section 7874(b) were to apply to the Reorganization (and we were to be treated as a domestic corporation for U.S. federal income tax purposes), then, among other things, (i) we would be subject to U.S. federal income tax on our worldwide taxable income (if and when we have taxable income); (ii) certain payments (e.g., interest and dividends) that we make (or have made) to our foreign investors may be (or may have been) subject to U.S. withholding taxes; (iii) we may be subject to significant penalties for the failure to file certain tax returns and reports, including reports with respect to our foreign bank accounts; and (iv) the U.S. unitholders of Check-Cap LLC would not have been subject to U.S. federal income tax on royalties that are deemed to be paid to them under Section 367(d) of the Code as a result of the Reorganization. As discussed under Item 5B “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Application of Critical Accounting Policies and Estimates – Royalties provision – Reimbursement liability to Check-Cap LLC unitholders,” as part of the Reorganization, we committed to reimburse the unitholders of Check-Cap LLC for any tax burdens that may be imposed on them due to the Reorganization, including royalties that are deemed to be paid to the U.S. unitholders under Section 367(d) of the Code.

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

In general, we will be treated as a passive foreign investment company, or a PFIC, for any taxable year in which either (1) at least 75% of our gross income (including our pro rata share of the gross income of our 25% or more- owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our pro rata share of the assets of our 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in Item 10E “Additional Information—Taxation—U.S. Federal Income Taxation—General”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of our securities or the receipt of certain excess distributions from us and may be subject to additional reporting requirements. We believe that we were a PFIC for the taxable year ended December 31, 2021 and may be a PFIC for the taxable year ending December 31, 2022. Our actual PFIC status for our current taxable year or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our taxable year ending December 31, 2022 or any subsequent taxable year.

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

The disruptive capsule-based screening technology aims to increase screening adherence worldwide and enable millions of people to stay healthy. The system utilizes ultra-low-dose X- rays to scan the inner lining of the colon for precancerous polyps, and other structural abnormalities. CRC is the third most commonly diagnosed cancer, with more than 1.9 million new cases identified every year globally. Nearly 935,000 deaths occur annually worldwide as a result of CRC. While approximately 0.5% of the average-risk screening population presents with cancerous polyps in the colon and rectum at any given time, approximately 25% of the same population presents with benign polyps that could potentially turn into cancer over time. It can take up to 10 years before a pre-cancerous polyp develops into invasive cancer. As such, there is a crucial detection window for the prevention of colorectal cancer, through the detection of these benign polyps. While routine screening is recommended by The American Cancer Society for healthy people aged 45 years and older, screening adherence remains low. Currently, colonoscopy is the gold standard for the detection of colorectal polyps, but about 1 in 3 adults among the targeted screening population avoids having a colonoscopy in the U.S., and adherence in other regions of the world such as Europe and Asia is even lower, due to the invasiveness of the procedure and bowel preparation. Most patient-friendly CRC screening tests currently available, or poised to enter the market, such as fecal or liquid biopsy tests, are primarily designed to detect cancer and demonstrate low sensitivity in detecting pre-cancerous polyps. As such, they do not necessarily provide patients with the time window to pre-empt the disease. C-Scan is non-invasive and requires no preparation or sedation, allowing the patients to continue their daily routine with no interruption as the capsule is propelled through the gastrointestinal tract by natural motility. C-Scan is comprised of three main components: (1) C-Scan Cap, an ingestible X-ray scanning capsule; (2) C-Scan Track, three miniaturized patches worn on the patient’s back for integrated positioning, control and data recording; and (3) C-Scan View, a proprietary software to process and represent 2D and 3D maps of the inner surface of the colon. We believe that this solution has the potential to become an alternative for both physicians and patients and to increase the number of people completing CRC screening.

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

Colonic polyps are tissue growths that occur on the lining of the colon. Polyps in the colon are common, and certain types of polyps may become cancerous over time. In the event that polyps are identified by C-Scan, the patient may be advised to undergo a subsequent traditional colonoscopy procedure to examine, remove and biopsy the polyps. For those patients who require a subsequent colonoscopy, concerns regarding pain, discomfort and embarrassment may still remain. We do not, however, believe that these concerns will make the use of C-Scan any less attractive to physicians and patients. Although patients who are initially screened utilizing a traditional colonoscopy could avoid the need for a second colonoscopy if polyps are discovered, we believe that C-Scan will still be attractive to physicians and patients who object to or cannot undergo a colonoscopy as a large number of these patients if screened will not require a subsequent colonoscopy and those found with suspicious findings, will likely agree to undergo colonoscopy.

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

In September 2017, we completed a multi-center study of C-Scan in support of CE Mark submission. The objective of the study was to assess safety and the clinical performance of C- Scan in detecting patients with polyps. The three-center trial enrolled 66 patients, with a mean age of 59 years. Following capsule ingestion, subjects swallowed small doses of contrast agent and fiber supplements with each meal throughout capsule passage. Average capsule transit time was 52±32 hours, and the average total X-ray dose was 0.05 mSv (CT colonography effective dose is ~ 6.0 mSv). No bowel preparation, sedation, or change in diet was required. Both confirmatory colonoscopy, performed by an independent investigator, and C-Scan review, performed by a central review group, were blinded to results. The study demonstrated a 44% sensitivity in the 45 subjects included in the analysis for polyps, with specificity (ability to correctly identify lack of polyps) of 89%. Sensitivity strongly correlated (R-squared = 0.98) to the percentage of the colon scanned. Sensitivity was 78% (p<0.05) and 100% (p<0.05) for subjects where greater than 50% and 70% of the colon was scanned, respectively. Specificity was consistent for all subjects.

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

Following our certification to ISO 13485:2016 by our Notified Body, and completion of our multi-center clinical study and achievement of compliance with the requirements of the Medical Devices Directive, in September 2017, we submitted a request for CE marking for the marketing and sale of C-Scan in the European Union. We received the CE Mark certification from our notified body (DEKRA - 0344) on January 9, 2018. In September 2018, we received approval from AMAR for the marketing and sale of C-Scan in Israel. Following the approval we received from our notified body according to the EU Regulation 2017/745, the AMAR approval was renewed and is valid until December 31, 2022.

During the first quarter of 2018, we initiated a multi-center, open label, home monitoring, prospective study designed to determine the performance characteristics of C-Scan system Version 3, for detecting pre-cancerous polyps compared with the fecal immunochemical test (FIT), in each case using colonoscopy as the reference method, for the purpose of collecting additional evidence of clinical effectiveness and clinical utility to support market adoption. The study included 90 evaluable patients who either had known polyps or were considered to be of average risk. Each patient ingested a C-Scan capsule and also underwent a FIT and a comparative colonoscopy performed by independent gastroenterologists, who were blinded to the corresponding test’s results. The C-Scan clinical evaluation was obtained using the evaluable patient population implementing a gender-based motility analysis and the results of both C-Scan and FIT were compared to colonoscopy. The primary efficacy endpoint of the study was sensitivity (ability to correctly identify patients with polyps) and specificity (ability to correctly identify patients with lack of polyps) of the C-Scan system compared to FIT in detecting subjects with polyps ≥10 mm. In July 2019, we announced final results from our post-CE approval study. The results demonstrate that C-Scan achieved a sensitivity of 76% (p=0.0005) in patients with polyps ≥10 mm, while FIT achieved a sensitivity of 29% (p=0.005) in patients with polyps ≥10 mm. C- Scan achieved a specificity of 82% in all patients, while FIT achieved a specificity of 96% in all patients. In addition, C-Scan detected all 4 patients (100%) with polyps ≥40 mm, while the FIT detected only 1 of the 4 patients (25%) with polyps ≥40mm. Overall, C-Scan achieved a sensitivity of 66% (p=0.01) in all patients, including patients with polyps <10mm, while FIT achieved a sensitivity of 23% (p<0.0001) in all patients, including patients with polyps <10mm. In total, 142 patients enrolled in the study and after factoring in technical and physiological dropouts and protocol violations, the number of evaluable patients was 90. No serious adverse events were reported, and the adverse events were mild in severity.

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

In April 2019, we initiated the U.S. pilot study of C-Scan. The U.S. pilot study (NCT03735407 ) was a prospective, multi-center, open label, single arm study was designed to evaluate the safety, usability and subject compliance of the C-Scan system. The study included 28 evaluable patients, more than two thirds of whom were considered to be of average risk for colorectal cancer. Each patient ingested a C-Scan capsule and also underwent a fecal immunochemical test (FIT) as well as a comparative colonoscopy, which was performed by an independent gastroenterologist who was blinded to the corresponding test results. The study was performed at two sites, the NYU Grossman School of Medicine and Mayo Clinic, Rochester. The primary endpoint of the study was to evaluate the incidence of device or procedure related serious adverse events. Secondary endpoints included patient compliance, subject satisfaction and device and procedure related performance. Due to sample size, the study was not designed to be powered for statistical significance. In December 2019, we announced the results of the study. No device or procedure related serious adverse events (SAEs) were reported and all device or procedure related adverse events were mild in severity. In total, 45 patients enrolled in the study, of which 40 patients underwent the study procedure. 39 patients complied with the procedure and completed a questionnaire following the procedure and reported higher satisfaction with the C-Scan System procedure compared to colonoscopy. A total of 28 patients were evaluable after factoring in technical and physiological dropouts and protocol violations. Analysis of the evaluable patient results revealed agreement between C-Scan and colonoscopy in detection of polyps was consistent with data from the post-CE approval study.

We continue to optimize C-Scan’s functionality and patient experience in preparation for our planned pivotal study in the United States by additional clinical data collection at Israeli sites through the enrollment of up to 400 patients at 10 or more sites, using an advanced C-Scan version, which incorporates mainly advanced algorithms, improved detection and reduced energy consumption. During the current study in Israel, we continue to enroll both average risk and high-risk patients (e.g., “enriched population”). Following pivotal initiation, we intend to shift to enrollment of average risk population while performing calibration in Israel in parallel to the conducting of the first stage of the pivotal study in the U.S. This is intended to allow for readiness towards our second stage in the pivotal study, anticipated in the fourth quarter of 2022.

In November 2020, we finalized our proposed pivotal design and submitted our IDE to the FDA and in March 2021, our IDE was approved.

In January 2021, we submitted to the FDA an amended IDE application to amend the study design to add a first part to the trial that is designed to enable further calibration of the system, specifically for the average risk U.S. population and in February 2022, our IDE amended application was approved. The U.S. pivotal study consists of two parts. The first part is designed to enable further calibration of the system for the average risk U.S. population. The second part will include a statistically powered, randomized study which will compare the performance of C-Scan to traditional colonoscopy. We anticipate beginning the first part of the U.S. pivotal study in April 2022, and the second part of the pivotal study in the fourth quarter of 2022. The goal of the pivotal study in the United States is to (i) demonstrate device safety as evidenced by a lack of device-related serious adverse events; and (ii) provide efficacy data concerning C-Scan’s performance.

Following and subject to the successful completion of our pivotal trial and available capital, our current strategy is to submit a direct de novo reclassification petition, which we anticipate submitting in in early 2024, for FDA approval for the marketing of C-Scan in the United States. Direct de novo reclassification typically takes at least 9 to 12 months from filing to clearance if there are no comments or disapproval from the FDA. If the FDA determines that C-Scan is not a candidate for de novo reclassification, it will require approval of the device for market through the PMA process. The PMA pathway is much more costly and uncertain than the 510(k) clearance process or de novo reclassification, and generally takes at least 12 to 18 months, or even longer, from the time the application is filed with FDA to ultimate approval if there are no comments or disapproval from the FDA.

Since our formation, we have not generated any revenue. We do not anticipate generating any significant revenue for the foreseeable future and we do not yet have any specific launch dates for our product. We incurred net losses of $17.2 million in 2021, $13.8 million in 2020 and $13.8 million in 2019. As of December 31, 2021, we had an accumulated deficit of $108.2 million and a total shareholders’ equity of $50.7 million.

Our Solution

CRC screening can reduce the incidence of and mortality from the disease by enabling detection of precancerous polyps in the colon at an earlier, more treatable stage. CRC is one of the few cancers that can be prevented through screening because pre-cancerous polyps, from which colon cancers often develop, can be identified and removed. Today, there is a range of options for CRC screening in the average-risk population, with current technology falling into two general categories: (i) structural exams that enable physicians to visualize the colon for abnormalities, such as optical colonoscopy (which is currently regarded as the “gold standard” for CRC screening), sigmoidoscopy, CTC and optical capsules. All such exams require aggressive bowel preparation and are invasive exams; and (ii) stool and serum based tests, such as FOBTs, FITs, stool DNA, and blood tests, which test for blood in stool and irregularities in blood and DNA. Notwithstanding the many CRC screening alternatives and despite the fact that the tests are encouraged by clinicians and insurers and the proven clinical value of screening for CRC, a large portion of the population is still reluctant to perform CRC screening.

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

Our Technology

Our technology is based on an ingestible capsule (C-Scan Cap), which is swallowed by the patient and propelled by natural motility through the gastrointestinal tract. Our capsule transmits information to a receiving device (C-Scan Track) worn on the patient’s body that stores the information for off-line analysis. Our C-Scan Cap consists of an X-ray source and several X- ray detectors. The X-ray source is contained in a rotating radiation shield, enabling the generation of 360-degree angular scans. The collection of successive angular scans is intended to enable the virtual reconstruction of a portion of the colon’s inner surface. During movement of our capsule longitudinally through the colon, successive images of portions of the colon enable the three-dimensional reconstruction of the colon. C-Scan is also intended to enable structural identification of polyps, and masses, which protrude inward into the colon, through the detection of irregularities in the topography of the colon’s inner surface.

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

Scan Control
Positioning system
BIT
Power Source
Imaging system
C-Scan Cap
Internal communication
Non volatile buffer
Power managment
UI
C-Scan Track
External communication
Data base
Reconstruction
GUI
Report generator
C-Scan View

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
(MTF Estim. Cap157 /det8 /CMT)

Image for illustration purpose only

For each position of the capsule in the phantom, the mean signal intensity (peak) was measured, the result of which is shown in the right figure below. Resulting line spread function, or LSF, which is the differential of the curve in the left figure below.

(a)
Edge Spread Function
(MTF Estim. Cap157 /det6 /CMT)
(b)
Line Spread Function
(MTF Estim. Cap157 /det6 /CMT)

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
10mm Polyp
6mm Polyp

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

The first test was performed to demonstrate imaging proof-of-concept using a wired C-Scan. This technology included all the basic features intended to be included in the clinical C- Scan, but on a larger scale due to the use of off-the-shelf components. The subsequent studies used versions of the C-Scan that integrated most of the imaging components, software and electronics of C-Scan that we used with humans. Since off-the-shelf components were used, the animal capsules were larger and heavier than the version of C-Scan that are used clinically.

Raw data from an animal colon showing a decrease in X-ray florescence, or XRF, photon signals and an increase in Compton backscattering, or CMT, signals corresponding to the position of a polyp that was detected when our C-Scan Cap passed over the polyp is shown in the image below. These two signals are combined in order to form a three dimensional image below.

Check-Cap
XRF
+
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

0
20
40
60
80
100

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

In September 2017, we completed a multi-center study of C-Scan in support of CE Mark submission. The objective of the study was to assess safety and the clinical performance of C- Scan in detecting patients with polyps. The three-center trial enrolled 66 patients, with a mean age of 59 years. Following capsule ingestion, subjects swallowed small doses of contrast agent and fiber supplements with each meal throughout capsule passage. Average capsule transit time was 52±32 hours, and the average total X-ray dose was 0.05 mSv (CT colonography effective dose is ~ 6.0 mSv). No bowel preparation, sedation, or change in diet was required. Both confirmatory colonoscopy, performed by an independent investigator, and C-Scan review, performed by a central review group, were blinded to results. The study demonstrated a 44% sensitivity in the 45 subjects included in the analysis for polyps, with specificity (ability to correctly identify lack of polyps) of 89%. Sensitivity strongly correlated (R-squared = 0.98) to the percentage of the colon scanned. Sensitivity was 78% (p<0.05) and 100% (p<0.05) for subjects where greater than 50% and 70% of the colon was scanned, respectively. Specificity was consistent for all subjects.

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

In December 2018, we received from the FDA conditional approval of our IDE application to initiate a U.S. pilot study of the C-Scan Version 3 and received final approval from the FDA in February 2019. In April 2019, we initiated the U.S. pilot study of C-Scan. The U.S. pilot study (NCT03735407 ) was a prospective, multi-center, open label, single arm study was designed to evaluate the safety, usability and subject compliance of the C-Scan. The study included 28 evaluable patients, more than two thirds of whom were considered to be of average risk for colorectal cancer. Each patient ingested a C-Scan capsule and also underwent a fecal immunochemical test (FIT) as well as a comparative colonoscopy, which was performed by an independent gastroenterologist who was blinded to the corresponding test results. The study was performed at two sites, the NYU Grossman School of Medicine and Mayo Clinic, Rochester. The primary endpoint of the study was to evaluate the incidence of device or procedure related serious adverse events. Secondary endpoints included patient compliance, subject satisfaction and device and procedure related performance. Due to sample size, the study was not designed to be powered for statistical significance. In December 2019, we announced the results of the study. No device or procedure related serious adverse events (SAEs) were reported and all device or procedure related adverse events were mild in severity. In total, 45 patients enrolled in the study, of which 40 patients underwent the study procedure. 39 patients complied with the procedure and completed a questionnaire following the procedure and reported higher satisfaction with C-Scan procedure compared to colonoscopy. A total of 28 patients were evaluable after factoring in technical and physiological dropouts and protocol violations. Analysis of the evaluable patient results revealed agreement between C-Scan and colonoscopy in detection of polyps was consistent with data from the post-CE approval study.

In preparation for the planned pivotal study, we have continued to optimize the functionality and patient experience of our advanced version of C-Scan, which incorporates mainly advanced algorithms, improved detection and reduced energy consumption, through additional clinical data collection at Israel sites.  To this end, we have finalized a clinical trial protocol for a study in Israel and identified over 10 clinical trial sites to enroll up to 400 patients (both average risk and high-risk) and intend to shift to enrollment of average risk patients in parallel to the first stage of the pivotal study in the U.S.

In November 2020, we finalized our proposed pivotal design and submitted our IDE application to the FDA and in March 2021, our IDE was approved. In January 2022, we submitted a supplement to the FDA to amend the study design to add a first part to the trial that is designed to enable further calibration of the system, specifically for the average risk U.S. population. On February 3, 2022 we received the agency approval of our IDE supplement and we anticipate beginning the first part of the U.S. pivotal study in April 2022, and the second part of the pivotal study in the fourth quarter of 2022.

Research and Development

Our research and development strategy is centered on developing C-Scan. Our research and development team consists of 71 individuals employed (including independent contractors) on a full-time basis and four individuals on a part-time basis as of March 15, 2022, including our research and development employees, clinical team, quality and assurance team and manufacturing team.  All our research and development employees are located at our facility in Isfiya, Israel, except for five full time employees that are located at our facility in Petach Tikva, Israel and one independent contractor which is located in the U.S.

We have received grants from the Government of the State of Israel through the IIA (formerly the OCS) for the financing of a portion of our research and development expenditures and a portion of our expenditures relating to our transition to manufacturing pursuant to the Innovation Law and related regulations and guidelines. As of December 31, 2021, we had received funding from the IIA for research and development of our C-Scan, in the aggregate amount of approximately $5.6 million.  As of December 31, 2021, we had not paid any royalties to the IIA and had a contingent liability to the IIA with respect to such funding (including interest at the rate of 12-month LIBOR) in the amount of approximately $6.1 million. In addition, in January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing in the amount of up to $786,000 (along with a co-investment by us of the same amount), which we are not required to repay to the IIA, subject to the terms and conditions set forth in the grant approval, of which we received approximately $349,000 in 2021 and $82,000 in January 2022.  We may apply for additional IIA grants in the future; however, there is no assurance that such applications will be approved in the amount requested or at all. We cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.  See “Risk Factors – Risks Related to Our Operations in Israel – Pursuant to the terms of the Israeli government grants we received for research and development expenditures, we are obligated to pay certain royalties on our revenues to the Israeli government. In addition, the terms of Israeli government grants we received require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events.”

We incurred approximately $12.2 million, $10.0 million and $10.5 million in research and development expenses, net (after deducting participation by others and government grants) for the years ended December 31, 2021, 2020 and 2019, respectively. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Financial Operations Overview—Research and Development Expenses, Net.”

Intellectual Property

An important part of our competitive strategy is to seek, when appropriate, protection for our products and proprietary technology through a combination of U.S. and foreign patents, trademarks, trade secrets, non-disclosure and confidentiality, assignment of invention and other contractual arrangements with our employees, consultants and suppliers. These measures, however, may not be adequate to protect our technology from unauthorized disclosure, third-party infringement or misappropriation as these parties may breach these agreements, and we may not have adequate remedies for any such breach. We intend to prosecute and defend our proprietary technology. The primary test for patent protection eligibility includes patentability, novelty, non- obviousness, and utility.

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

As of December 31, 2021, we had 54 granted patents (not including separate validations in Europe) and one allowed patent in main world markets, covering various aspects of our technology. In addition, we have 14 additional pending patent applications in the pipeline. We have submitted patent applications covering our technology in the United States, member states of the European Patent Organization, Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan and South Korea. We have received patent grants for our core patent by the United States Patent and Trademark Office as well as from the European Patent Office, Australia, Brazil, China, Hong Kong, Israel, India, Canada, South Korea and Japan. We also filed patent applications describing the use of our technology in several other medical applications.

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

During the year 2021 we were granted four new patents:

“Position Estimation of Imaging Capsule in Gastrointestinal Tract,” granted in the U.S, covers C-Scan’s proprietary tracking technology, which enables real time tracking of the capsule and its activation when it moves throughout the colon. This functionality allows for optimal scanning along the gastrointestinal (GI) tract while maintaining low energy consumption during the procedure. The patent also covers the capsule positioning data recording utilized by the C-Scan analysis suite, which enables gastroenterologists to make a clinical decision and generate a report with their diagnosis and recommendations. Corresponding patents were issued in Japan and China and patents were approved for granting in Europe and Israel.

“Image reconstruction with radioactive imaging” was granted in Israel, covering aspects of the technology developed by us to perform image reconstruction of the data acquired by the C-Scan imaging capsule. This unique iterative algorithm is optimal for image reconstruction of X-ray fluorescence combined with Compton scattering for intra lumen colon imaging. Corresponding patents were also granted in the U.S, in Europe and China.

“Nano particle detection with X-ray capsule” was granted in Europe, which covers aspects of a synergic technology for C-Scan, using gold nanoparticles attached to cancer avid antibodies that can allow selective detection of colon cancer tissue within the colon. This future technology developed by us has the potential to allow C-Scan to discriminately detect and localize cancer lesions in real time as well as potentially detect rare flat lesions that currently go mostly undetected with other screening technologies. A corresponding patent was also granted in the U.S.

“Imaging capsule location detection” was granted in the U.S, which covers aspects of the technology developed by us to positively identify entrance of the C-Scan capsule to the colon with high accuracy. A corresponding patent was also granted in Europe.

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

In addition, several companies have developed or are developing non-invasive technologies based on stool, serum  (from blood and other bodily fluids), or molecular diagnostics (MDx), tests that are used to indicate the presence of CRC and polyps in the colon. These companies include Exact Sciences, Polymedco, Epigenomics AG, Gene News, EDP Biotech Corporation, Illumina, Inc., Quest Diagnostics, VolitionRx Nu.Q diagnostic, Freenome and Grail. Exact Sciences commenced sales of its Cologuard ®, a non-invasive stool DNA screening test for colorectal cancer in 2015, and is constantly seeking performance improvements through additional studies, alongside commercial expansion. During the past years, there has been an extensive effort on the part of our competitors to utilize molecular biology and advanced computational techniques to develop methods capable of identifying cell-free cancer biomarkers. These advancement efforts are assisted by large capital investments, supported in turn by claims that certain products may promise the possibility of defeating certain cancers in their early stages.

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

Our primary corporate objective is obtaining the U.S. clearance/approval for C-Scan. However, in parallel we are evaluating opportunities in Europe and Israel, available capital and engagement with strategic partners. In these markets, we are planning to work with strategic partners and/or local distributors who are active in the gastroenterology field and who have already demonstrated excellent performance in introducing new and innovative technologies.

In Europe, we intend to offer C-Scan as an imaging and screening tool for the general population. In the United States, we may choose to first obtain regulatory clearance/approval for C- Scan in a screening sub-population, and after we have conducted more extensive clinical studies supported by compelling evidence in the United States, we would anticipate applying to the FDA for the use of C-Scan as a primary screening tool.

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

Manufacturing and Suppliers

Our manufacturing operations are conducted at our facility located in Isfiya, Israel and in our own X-ray production line in Petach Tikva. In Isfiya, we lease approximately 1,550 square meters at this facility under a lease agreement expiring on December 31, 2023, and we have an option to extend the agreement for an additional period of three years. We have the right to terminate the Isfiya lease agreement at any time, upon at least 60 days prior written notice. In December 2021, we signed a Sub-lease Agreement with one of our suppliers, according to which we agreed to lease approximately 70 square meters of laboratory production space at the supplier premises. The Sub-lease Agreement will enter into effect upon receipt of certain certificates including business license from the Petach Tikva municipality. The Sub-lease Agreement expires on January 31, 2025, and we have an option to extend the lease period for an additional two years. We have the right to terminate the agreement at any time, upon at least 90 days prior written notice. The lessor has the right to terminate the Sub-lease Agreement, upon at least 12 months prior written notice.  We currently have sufficient space to manufacture C-Scan for the clinical studies, but have limited resources and facilities in commercially manufacturing large quantities of C-Scan and C-Scan View to meet the demand we expect for our future commercialization efforts. We have faced and expect to face certain technical challenges as we increase manufacturing capacity, including, among others, logistics associated with the handling of radioactive materials, equipment design and automation, material procurement, lower than expected yields and increased scrap costs, as well as challenges related to maintaining quality control and assurance standards, while maintaining commercially efficient pricing for C-Scan. Our production objective is to establish a scalable capacity in order to meet such expanded demand for C-Scan and market expansion. If we are unable to scale up our manufacturing capabilities to meet our clinical trials needs and future market demand, our growth could be limited and our business, financial condition and results of operations could be materially adversely affected.

We are continuing to upgrade and expand our production system and capacity and developing supply chain systems to support production for clinical trials. We have integrated a product life management system to enable overall life cycle tracking and documentation including full configuration management control and manufacturing documentation.

In July 2016, we entered into an agreement with GE Healthcare to develop and demonstrate proof of principle of the process for high-volume manufacturing for the production of the X- ray source and its assembly into our C-Scan capsule. The agreement was amended in November 2017 in order to further our manufacturing collaboration with GE Healthcare. The agreement involves GE’s final assembly, packaging and shipping of C-Scan capsules. We supplied GE Healthcare with supporting calibration and final assembly methodology and equipment and in August 2019, we announced the completion of manufacturing line transfer implementation and qualification for C-Scan operated by GE Healthcare, primarily to enable the availability of C-Scan for U.S. clinical trials. At present, we intend to ship systems for our U.S. clinical studies directly from our local site in Israel.

 In January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing in the amount of up to $786,000, including for the purpose of the establishment of our own X-Ray source manufacturing line in Israel. We do not currently have any sales. We are planning to develop a scale-up plan to meet our expected commercial supply needs. We are also working on a plan to expand our manufacturing capacity to support the expected larger clinical volume and subsequent higher volumes expected in the early commercialization stage. We are continuously exploring whether certain components of C-Scan can be assembled outside of Israel. In addition, we are expanding our assembly line in Israel and are considering, among other options, the buildup of new assembly lines in the United States and Europe, and obtaining alternative sources for the key capsule components (such as the motor, X-ray detectors, electrical components and PCBs). All of the facilities in which manufacturing and assembly of our products will be conducted will need to comply with applicable regulations and standards for medical devices.

We currently depend on sole or single source suppliers for some of the components necessary for the production of C-Scan. For example, we currently have a sole supplier for the motor used to rotate the collimated X-ray source in C-Scan, for the customized X-ray detectors and batteries used in C-Scan. There is a limited number of manufacturers worldwide who are capable of manufacturing the motor, the customized X-ray detectors and the batteries that we currently use in C-Scan. In addition, the ASIC residing in C-Scan is currently manufactured for us by a single FAB. However, there are many alternative FABs worldwide and the design of our current ASIC could be adapted in the event it became necessary to use an alternative FAB. Furthermore, we do not currently have written contracts with all our sole or single suppliers. While our current suppliers have been able to supply the required quantities of such components to date, if the supply of these components is disrupted or terminated or if our current suppliers are unable to supply required quantities of components, we may not be able to find alternative sources for these key components in a timely manner. Although we are planning to maintain strategic inventory of key components, the inventory may not be sufficient to satisfy the demand for C-Scan if such supply is interrupted, or subject to risk of loss due to catastrophic events such as a global political crisis or war, or a fire at our storage facility. In addition, to partially mitigate the risks of reliance on sole and single source suppliers, we are seeking alternate manufacturers for some of our components which requires us to dedicate significant resources and investment. There can be no assurance that we will be successful in seeking alternate suppliers or establish our own production line. As a result of the foregoing, we may be unable to meet our clinical trials timelines and to meet the demand for C-Scan, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation. If we are required to change the supplier of any of these key components, there may be a significant delay in locating a suitable alternative manufacturer. In addition, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with FDA and other applicable quality standards and with all applicable regulations and guidelines. Our service agreement with the sole supplier of the X-ray source used in C-Scan was scheduled to expire on December 31, 2021.  As part of our mitigation plan, in December  2021, we signed the Amended Service Agreement with the sole supplier of the X-ray source used in C-Scan, and we concurrently entered into the Sub-lease Agreement with the supplier, according to which we agreed to lease approximately 70 square meters of laboratory production space at the supplier premises. According to the Amended Service Agreement we will independently produce the X-ray source using our own production employees. The Amended Service Agreement extends the terms of the service agreement until the Sub-lease Agreement enters into effect upon receipt of certain certificates, including a business license from the Petach Tikva municipality. We plan to continue to expand our own production line for our X-ray source in Israel, however, we cannot assure you that we will succeed in expanding our in house production line in Israel or abroad and we may be required to find an alternative source for the X-ray source, which we may not be able to do in a timely manner. The delays associated with the introduction of a new manufacturer for certain key components, could delay our ability to manufacture C-Scan in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of C-Scan ceases operations or otherwise ceases to do business with us, we may not have access to the information necessary to enable an alternative supplier to manufacture the component. The occurrence of any of these events could harm our ability to meet demand for C-Scan in a timely manner or within budget.

Environmental Health and Safety Matters

We are subject to environmental health and safety laws and regulations in Israel, governing, among other things, the use of radioactive materials, including the Israeli Radioactive Elements and their Products, Regulation, 1980, the Hazardous Substances Law, 5753-1993 and regulations thereunder, including the Licensing of Business Regulations (Disposal of Hazardous Substances), 5750-1990, the Israeli Work Safety Regulations (Occupational Safety and Health of Ionizing Radiation Practitioners) 1992-5753 and Women Employment Regulations (Work with Ionizing Radiation), 1979-5739. Our current research and development activities, including our production activities, require (and our currently contemplated commercial activities will require) permits from various governmental authorities including, Israel’s Ministry of Environmental Protection, Israel’s Ministry of Health, local municipal authorities and the NRC and Agreement State regulators. Failure to obtain or maintain any such permits or to comply with their conditions could have a material adverse effect on our business, financial condition and results of operations. The Ministry of Environmental Protection and the Ministry of Health conduct from time to time periodic inspections in order to review and ensure our compliance with the various regulations.

These laws, regulations and permits could potentially require expenditure by us for compliance or remediation. If we fail to comply with such laws, regulations or permits, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities and could be subject to work stoppages or delays. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to radioactive materials) or contribution claims. Some environmental, health and safety laws apply strict, joint and several liability. We may be identified as a responsible party under such laws. Such developments could have a material adverse effect on our business, financial condition and results of operations.

In addition, laws and regulations relating to environmental, health and safety matters are often subject to change. In the event of any changes or new laws or regulations, we could be subject to new compliance measures or to liabilities for activities which were previously permitted.

U.S. Government Regulation

C-Scan is a medical device subject to extensive regulation by FDA and other U.S. federal and state regulatory bodies. To ensure that medical products distributed in the United States are safe and effective for their intended use, FDA has promulgated regulations that govern, among other things, the following activities that we or our partners perform and will continue to perform:

•	product design and development;

•	product testing;

•	validation and verifications;

•	product manufacturing (good manufacturing practices);

•	product labeling;

•	product storage, shipping and handling;

•	premarket clearance or approval;

•	advertising and promotion;

•	product marketing, sales and distribution;

•	product recalls; and

•	post-market surveillance reporting death or serious injuries and medical device reporting.

FDA’s Premarket Clearance and Approval Requirements

Unless an exemption applies, before we can commercially distribute medical devices in the United States, we must obtain, depending on the type of device, either prior premarket notification, or 510(k) clearance, de novo authorization or approval of a Premarket Approval Application , or PMA from the FDA. The FDA classifies medical devices into one of three classes:

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

510(k) Clearance Pathway

To obtain 510(k) clearance, we must submit a premarket notification, or 510(k) notice, demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of premarket approval applications. By regulation, a premarket notification must be submitted to the FDA at least 90 days before we intend to market a device, and we must receive 510(k) clearance from the FDA before we actually market the device. The Medical Device User Fee Amendments, or the MDUFA, performance goal for a traditional 510(k) clearance is 90 days. As a practical matter, however, the 510(k) clearance pathway may take approximately between 6 to 9 months, but it can take significantly longer. FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

There are three types of 510(k)s: traditional, special, and abbreviated. Special 510(k)s are typically for devices that have certain technological, design or labelling changes that require a new 510(k) but where the method(s) to evaluate the changes are well established and the results of change evaluation can be sufficiently reviewed in a summary or risk analysis format. Abbreviated 510(k)s are for devices that conform to special controls for the device type or to a recognized standard. The special and abbreviated 510(k)s are intended to streamline review, and the FDA intends to process special 510(k)s within 30 days of receipt.

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

The FDA also allows “direct” de novo reclassification petitions, a mechanism by which a sponsor can directly submit a detailed de novo reclassification petition as the device’s initial submission without having to first receive a not substantially equivalent, or NSE, decision on a 510(k) submission. The direct de novo pathway generally takes at least 9 to 12 months from submission of the petition to device clearance, but could take longer.

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

Premarket Approval Pathway

A premarket approval application must be submitted if the device cannot be cleared through the 510(k) process or is found ineligible for de novo reclassification. PMAs are generally required for Class III devices that support or sustain human life, are of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury. The premarket approval application process is generally more costly and time consuming than the 510(k) process. A premarket approval application must be supported by extensive data including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device for its intended use.

After a PMA application is submitted, the FDA has 45 days to determine whether the application is sufficiently complete to permit a substantive review and thus whether the FDA will file the application for review. After a premarket approval application is sufficiently complete, the FDA will accept the application and begin an in-depth review of the submitted information. By statute, the FDA has 180 days to review the “accepted application,” although, generally, review of the application can take at least 12 to 18 months, but it may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with quality system regulations.

Upon completion of the PMA application review, the FDA may: (i) approve the PMA which authorizes commercial marketing with specific prescribing information for one or more indications, which can be more limited than those originally sought; (ii) issue an approvable letter which indicates the FDA’s belief that the PMA application is approvable and states what additional information the FDA requires, or the post-approval commitments that must be agreed to prior to approval; (iii) issue a not approvable letter which outlines steps required for approval, but which are typically more onerous than those in an approvable letter, and may require additional clinical trials that are often expensive and time consuming and can delay approval for months or even years; or (iv) deny the application. If the FDA issues an approvable or not approvable letter, the applicant has 180 days to respond, after which the FDA’s review clock is reset.

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

Clinical Trials

Clinical trials are almost always required to support a premarket approval application or de novo reclassification petition and are sometimes required for a 510(k) premarket notification. If the device presents a “significant risk,” as defined by the FDA, to human health, the FDA requires the device sponsor to file an IDE application with the FDA and obtain IDE approval prior to commencing the human clinical trials. During the trial, the sponsor must comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting, and recordkeeping. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with all reporting and recordkeeping requirements. Clinical trials for significant risk devices may not begin until the IDE application is approved by the FDA and the appropriate institutional review boards, or IRBs, at the clinical trial sites. An IRB is an appropriately constituted group that has been formally designated to review and monitor medical research involving subjects and which has the authority to approve, require modifications in, or disapprove research to protect the rights, safety and welfare of human research subjects. A nonsignificant risk device does not require FDA approval of an IDE; however, the clinical trial must still be conducted in compliance with various requirements of FDA’s IDE regulations and be approved by an IRB at the clinical trials sites. We, the FDA, or the IRB at each site at which a clinical trial is being performed may withdraw approval of a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits or a failure to comply with FDA or IRB requirements. Even if a trial is completed, the results of clinical testing may not demonstrate the safety and effectiveness of the device, may be equivocal or may otherwise not be sufficient to obtain approval or clearance of the product.

Similarly, in Europe the clinical study must be approved by the local ethics committee and in some cases, including studies of high-risk devices, by the Ministry of Health in the applicable country.

Sponsors of clinical trials of devices are required to register with clinicaltrials.gov, a public database of clinical trial information. Information related to the device, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is made public as part of the registration.

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

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	unanticipated expenditures to address or defend such actions;

•	customer notifications for repair, replacement, refunds;

•	recall, detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance, de novo classification or premarket approval of new products or modified products;

•	operating restrictions;

•	withdrawing 510(k) clearances, de novo classification, or PMA approvals that have already been granted;

•	refusal to grant export approval for our products; or

•	criminal prosecution.

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

In January 2022, we submitted a supplement to the FDA to amend the study design to add a first part to the trial that is designed to enable further calibration of the system, specifically for the average risk U.S. population. In February 2022, we received the agency approval of our amended IDE application and we anticipate beginning the first part of the U.S. pivotal study in April 2022, and the second part of the pivotal study in the fourth quarter of 2022. The goal of the pivotal study in the United States is to (i) demonstrate device safety as evidenced by a lack of device-related serious adverse events; and (ii) provide efficacy data concerning C-Scan’s performance.

In preparation for the planned pivotal study, we have continued to optimize the functionality and patient experience of our advanced version of C-Scan, which incorporates mainly advanced algorithms, improved detection and reduced energy consumption, through additional clinical data collection at Israel sites. To this end, we have finalized a clinical trial protocol for a study in Israel and identified over 10 clinical trial sites to enroll up to 400 patients (both average risk and high-risk) and intend to shift to enrollment of average risk patients in parallel to the first stage of the pivotal study in the U.S.

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

In February 2021, the FDA granted us a Breakthrough Device designation for C-Scan for the indication as stated in the FDA’s Breakthrough Device designation approval, as follows: “C- Scan is intended to identify adult subjects 50 years or older, within the average risk population, who are at elevated risk for polyps larger than or equal to 1 cm. It is intended for adults who are poor candidates for colonoscopy. Polyps have been shown to be associated with the development of colorectal cancer. C-Scan is not intended to replace colonoscopy. A positive C-Scan result should be followed by colonoscopy.”

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

NRC Regulatory Matters

 As a manufacturer of a medical device containing a sealed, radioactive source, we are subject to regulation by various governmental authorities that oversee the possession, use, and disposal of radioactive material. These nuclear regulations govern, among other things, the design, development, testing, manufacturing, packaging, labeling, distribution, import/export, sale, and marketing and disposal of our product.

The C-Scan capsule contains within the device a radioactive sealed source, which contains a small amount of byproduct material, a form of radioactive material.  The C-Scan capsule is ingested by the patient, and passes through the patient’s gastrointestinal tract before being eliminated.

Depending on where we manufacture and distribute the device, various countries nuclear regulatory laws and regulations may apply.  In Israel, where we manufacture the device, Israel nuclear regulatory laws apply to the radioactive material in the device.  We adhere to the Israeli regulations and guidance for the design, development, testing, manufacturing and packaging, as well as the applicable nuclear regulations in the manufacturing phase.

In the United States, the C-Scan capsule is about to undergo clinical trials.  The U.S. Nuclear Regulatory Commission, or the NRC, and state nuclear regulatory agencies oversee the use of radioactive materials in the United States. The NRC regulates the use of radioactive materials in medical devices under several parts of its regulations, including 10 C.F.R. Part 20, “Standards for Protection Against Radiation,” 10 C.F.R. Part 30, “Rules of General Applicability to Domestic Licensing of Byproduct Material,” and 10 C.F.R. Part 35, “Medical Use of Byproduct Material.”  NRC Agreement States implement similar regulations under a nuclear regulatory framework developed by the state pursuant to authority delegated by the NRC.

In accordance with applicable NRC regulations, and relevant NRC Agreement State requirements, we comply with the radioactive materials safety and handling requirements applicable for the our development of our C-Scan technology applicable to clinical trials.  The NRC places conditions and limitations on the disposal of radioactive material in the sanitary sewer, therefore, during clinical trials in the U.S., the C-Scan capsule will need to be collected and cannot be disposed of in the sanitary sewer system.

 The future commercial sale of this device will also be subject to extensive nuclear regulations in various jurisdictions around the world where the C-Scan capsule will be used, and we intend to comply with such regulations as they become applicable. We expect the manufacture and distribution of the device commercially will also require us, or a company affiliated with our company, to obtain a number of licenses and certifications related to nuclear regulatory compliance.

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

On January 9, 2018, we obtained the CE mark of conformity for C-Scan. On December 21, 2021, the European Medical Device Regulation (MDR) issued a renewal of our CE mark according to the EU Regulation 2017/745 on Medical Devices for the marketing and sale of C-Scan in the European Union, valid until December 1, 2026.

C-Scan and our operations are also subject to regulation by AMAR, which is responsible for the registration of medical devices in Israel, issuance of import licenses and monitoring of marketing of medical equipment. In September 2018, we received approval from AMAR for the marketing and sale of C-Scan in Israel. Following the approval we received from our notified body according to the EU Regulation 2017/745, the AMAR approval was renewed and is valid until December 31, 2022.

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

United Kingdom

The withdrawal of the United Kingdom (UK) from the EU took effect on January 1, 2021, and there are 27 member states remaining in the EU. As of January 1, 2021, the UK is a “third country” with regard to the EU (subject to the terms of the EU UK Trade Agreement) and EU law ceased to apply directly in the UK. However, the UK has retained the EU regulatory regime with certain modifications as standalone UK legislation. Therefore, the UK regulatory regime is currently similar to EU regulations, but under new legislation, the Medicines and Medical Devices Act, the UK may adopt changed regulations that may diverge from the EU legislative regime for medicines and medical devices and their research, development and commercialization. For a two-year period starting January 1, 2021, the UK has adopted transitional provisions, which inter alia apply to the importation of medical devices into the UK and the acceptance of CE-certificates until the end of June 2023, subject to certain registrations with the UK Medicines and Healthcare Products Regulatory Agency. From July 1, 2023, certification under the new UK medical device legislation will be required to place products on the market in the UK.

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

Colorectal cancer (CRC) is the fourth most common cancer and the second leading cause of cancer deaths in the United States. It is an important issue for the Medicare and the commercial population. Approximately 4.1 percent of men and women will be diagnosed with colorectal cancer at some point during their lifetime, based on 2016–2018 data. In 2018, there were an estimated 1,365,135 people living with colorectal cancer in the United States. In 2021, the National Institutes of Health (NIH) National Cancer Institute (NCI) estimated that there will be over 149,500 new cases of colon and rectal cancer in the United States with a median age at diagnosis of 67 years. Colorectal cancer is most frequently diagnosed among people aged 65 – 74 years (NIH). The American Cancer Society’s estimates for the number of colorectal cancer cases in the United States for 2022 forecast over 151,000 new cases of colon and rectal cancer.  From 2013 to 2017, while incidence rates dropped by about 1% each year, there is a rising incidence among younger adults since at least the mid-1990s. From 2012 through 2016, it increased every year by 2% in people younger than 50 and 1% in people 50 to 64.  While the death rate from colorectal cancer has been dropping among both men and women for several decades, deaths from colorectal cancer among people younger than 55 have increased 1% per year from 2008 to 2017

Among all races, African Americans have the highest death rate. Based on data from SEER 21 2014-2018, the five-year relative survival rate was 64.7%.

COVID-19 has caused an unprecedented disruption in cancer prevention efforts, including CRC screening. In general, colorectal cancer screening decreased by 28% to as much as 100% in different countries and at different times after the onset of the COVID-19 pandemic. During this period, completion of colonoscopies requiring examination showed a decrease of 65.7%, surveillance colonoscopy showed a decrease of 44.6 to 79%, prescription colonoscopy decreased 60 to 81%, and referrals to colonoscopy showed a 43% decline. In a simulation model by Issaka, et al, COVID-19–related reductions in care utilization resulted in an estimated 1,176,942 to 2,014,164 fewer colorectal cancer screenings, 8,346 to 12,894 fewer colorectal cancer diagnoses, and 6113 to 9301 fewer early-stage colorectal cancer diagnoses between 2020 and 2023. In an extended period of limited CRC screenings due to the pandemic, up to 43% of eligible adults could remain unscreened.

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

Several models have been designed to demonstrate the cost effectiveness of optical colonoscopy, CT colonography (CTC), fecal testing and capsule endoscopy. Today, several technologies - FOBT / FIT, Flexible Sigmoidoscopy, Optical Colonoscopy, Barium Enema, and multi-target stool DNA – are covered for Medicare beneficiaries meeting certain eligibility criteria for screening for colorectal cancer, while other technologies including CTC, capsule endoscopy, and liquid biopsy are not currently covered by Medicare for CRC screening.

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

Third-party payors in the United States began issuing coverage policies for capsule endoscopy in early 2002, subsequent to FDA approval and availability of the technology Initially, reimbursement policies provided coverage for capsule endoscopy of the small bowel only for the diagnosis of obscure gastrointestinal bleeding. Subsequently, reimbursement coverage has been expanded to include other diagnoses and as of December 31, 2021, approximately 300 million  people in the United States have coverage of this technology for a number of capsule endoscopy of the small bowel indications including obscure gastrointestinal bleeding, suspected Crohn’s disease, suspected small bowel tumors, celiac disease and other small bowel pathologies.

Currently, there is no Medicare, Medicaid, or commercial insurance reimbursement for capsule endoscopy of the colon in the United States for CRC screening, despite the availability of category I CPT code 91113  Gastrointestinal tract imaging, intraluminal (e.g., capsule endoscopy), colon, with interpretation and report, which converted to a category I CPT code effective January 1, 2022.

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

In January 2021, CMS updated National Coverage Determination 210.3, stating that, effective for dates of service on or after January 19, 2021, a blood-based biomarker test is covered as an appropriate colorectal cancer screening test once every 3 years for Medicare beneficiaries (i) when performed in a Clinical Laboratory Improvement Act (CLIA)-certified laboratory, (ii) when ordered by a treating physician and (iii) when all of the following requirements are met:  The patient is: age 50-85 years; and, asymptomatic (no signs or symptoms of colorectal disease including but not limited to lower gastrointestinal pain, blood in stool, positive guaiac fecal occult blood test or fecal immunochemical test); and, at average risk of developing colorectal cancer (no personal history of adenomatous polyps, colorectal cancer, or inflammatory bowel disease, including Crohn’s Disease and ulcerative colitis; no family history of colorectal cancers or adenomatous polyps, familial adenomatous polyposis, or hereditary nonpolyposis colorectal cancer).  The blood-based biomarker screening test must have all of the following:  Food and Drug Administration (FDA) market authorization with an indication for colorectal cancer screening; and, proven test performance characteristics for a blood-based screening test with both sensitivity greater than or equal to 74% and specificity greater than or equal to 90% in the detection of colorectal cancer compared to the recognized standard (accepted as colonoscopy at this time), as minimal threshold levels, based on the pivotal studies included in the FDA labeling.

CMS concluded that the published evidence does not show that the available blood-based biomarker CRC screening test improves health outcomes for Medicare beneficiaries. The indirect evidence (comparing a blood-based screening test to another test that has been shown to improve mortality such as screening fecal immunochemical test) does not show that blood- based screening test is equivalent in the detection of large adenomas or early stage cancer. The test performance of the Epi proColon® test does not meet sensitivity and specificity levels established by prior evidence at which the benefits of using the screening test outweigh harms to Medicare patients.

There can be no assurance that coverage of the C-Scan by Medicare and/or commercial payors will be obtained in the near future or at all. Third-party payors may deny coverage of the C-Scan if they determine that a procedure was not reasonable or necessary as determined by the payor, was experimental, does not improve health outcomes, is not equivalent in the detection of large adenomas or early stage cancers, and/or was used for an unapproved indication (among other factors).

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

Our principal executive offices and operations are conducted at a facility located in Isfiya, Israel since June 1, 2009. We also have an X-ray production line in Petach Tikva, Israel. In Isfiya, we lease approximately 1,550 square meters at this facility under a lease agreement expiring on December 31, 2023, and we have an option to extend the agreement for an additional period of three years. We have the right to terminate the Isfiya lease agreement at any time, upon at least 60 days prior written notice. In December 2021, we signed a Sub-lease Agreement with one of our suppliers, according to which we agreed to lease approximately 70 square meters of laboratory production space at the supplier premises. The agreement will enter into in effect upon receipt of certain certificates including business license from Petach Tikva municipality. The Sub-lease Agreement expires on January 31, 2025, and we have an option to extend the lease period for an additional two years. We have the right to terminate the agreement at any time, upon at least 90 days prior written notice. The lessor has the right to terminate the Sub-lease Agreement, upon at least 12 months prior written notice.

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

Overview

We are a clinical stage medical diagnostics company aiming to redefine CRC screening through the introduction of C-Scan®, the first and only patient-friendly preparation-free test designed to detect polyps before they may transform into cancer to enable early intervention and cancer prevention. The disruptive capsule-based screening technology aims to increase screening adherence worldwide and enable millions of people to stay healthy. The system utilizes ultra-low-dose X-rays to scan the inner lining of the colon for precancerous polyps, and other structural abnormalities. CRC is the third most commonly diagnosed cancer, with more than 1.9 million new cases identified every year globally. Nearly 935,000 deaths occur annually worldwide as a result of CRC. While approximately 0.5% of the average-risk screening population presents with cancerous polyps in the colon and rectum at any given time, approximately 25% of the same population presents with benign polyps that could potentially turn into cancer over time. It can take up to 10 years before a pre-cancerous polyp develops into invasive cancer. As such, there is a crucial detection window for the prevention of colorectal cancer, through the detection of these benign polyps. While routine screening is recommended by The American Cancer Society for healthy people aged 45 years and older, screening adherence remains low. Currently, colonoscopy is the gold standard for the detection of colorectal polyps, but about 1 in 3 adults among the targeted screening population avoids having a colonoscopy in the U.S., and adherence in other regions of the world such as Europe and Asia is even lower, due to the invasiveness of the procedure and bowel preparation. Most patient-friendly CRC screening tests currently available, or poised to enter the market, such as fecal or liquid biopsy tests, are primarily designed to detect cancer and demonstrate low sensitivity in detecting pre-cancerous polyps. As such, they do not necessarily provide patients with the time window to pre-empt the disease. C-Scan is non- invasive and requires no preparation or sedation, allowing the patients to continue their daily routine with no interruption as the capsule is propelled through the gastrointestinal tract by natural motility. C-Scan is comprised of three main components: (1) C-Scan Cap, an ingestible X-ray scanning capsule; (2) C-Scan Track, three miniaturized patches worn on the patient’s back for integrated positioning, control and data recording; and (3) C-Scan View, a proprietary software to process and represent 2D and 3D maps of the inner surface of the colon. We believe that this solution has the potential to become an alternative for both physicians and patients and to increase the number of people completing CRC screening.

Check-Cap LLC was formed in 2004 as a Delaware limited liability company to develop a novel and superior solution for colon cancer screening. In 2009, all of the business operations and substantially all of the assets of Check-Cap LLC were transferred to Check Cap Ltd., a newly-incorporated Israeli company. Our headquarters are located near Haifa, in the northern part of Israel. Our management team includes an experienced group of executives in the business, research, clinical and regulatory fields. As of March 15, 2022, our research and development team consists of 75 experienced professionals (including employees and independent contractors) in a variety of fields such as clinics, physics, algorithms, electronics, software, mechanical engineering, verification and validation, and manufacturing.

C-Scan is being designed to create a reconstructed three-dimensional representation of the interior surface of the colon and to enable detection of clinically significant polyps with a high degree of sensitivity. Colonic polyps are tissue growths that occur on the lining of the colon. Polyps in the colon are extremely common and certain types of polyps can become cancerous over time.

For the past several years, we have focused on the research and development of our imaging technology. For details regarding our clinical trials, see Item 4B “Business Overview—C- Scan System Non-Clinical and Clinical History.”

We have generated significant losses to date, and we expect to continue to generate losses for at least the next several years as we continue our investment in research and development and clinical trials in order to complete the development of C-Scan and to attain regulatory approvals, manufacturing scale up, begin the commercialization efforts for our products, increase our marketing and selling expenses, and incur additional costs as a result of being a public company in the United States. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability. As of December 31, 2021, we had accumulated losses of approximately $108.2 million.

Our financing activities are described below under “Liquidity and Capital Resources.”

Since our inception, we have devoted substantially all of our efforts to research and development, clinical trials, recruiting management and technical staff, acquiring assets and raising capital. We are still in the development and clinical stage and have not yet generated revenues. We have incurred losses of $17.2 million and $13.8 million for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, our accumulated deficit was approximately $108.2 million. The extent of our future operating losses and the timing of becoming profitable are uncertain.

We have funded our operations to date primarily through equity financings, sales of our ordinary shares and warrants, the exercise of warrants and other funding transactions and through grants from the IIA.

Additional funding will be required to complete our research and development and clinical trials, to attain regulatory approvals, to establish manufacturing infrastructure and to begin the commercialization efforts of C-Scan. We have not yet commercialized our product. Even if we commercialize our product, we may not become profitable in the foreseeable future. Our ability to achieve profitability depends on a number of factors, including our ability to obtain regulatory approval for our product, successfully complete any post-approval regulatory obligations and successfully commercialize our product alone or in partnership.

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

We believe that current cash on hand will be sufficient to fund our ongoing operations and plans into the first quarter of 2024. Management expects that we will continue to generate losses from the development, manufacturing and infrastructure costs, clinical development and regulatory activities of C-Scan, which will result in negative cash flow from operating activity. The actual amount of cash that we will need to operate is subject to many factors, including, but not limited to, the timing, conduct of clinical trials for C-Scan and regulatory path along with cost to commercialize our product.

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

Operating Cost and Expenses

Our operating costs and expenses are classified into two categories: research and development expenses and general and administrative expenses. For each category, the largest component is personnel costs, which consists of salaries, employee benefits and share-based compensation. Operating costs and expenses also include allocated overhead costs for depreciation of equipment. Operating costs and expenses are generally recognized as incurred. We expect personnel costs and operating costs to continue to increase as we continue the development of C-Scan, including the pivotal study and scale up of our manufacturability.

Research and Development Expenses, Net

Research and development activities are central to our business model. We intend to increase our research and development operations in order to complete the development of C-Scan, to conduct our clinical trials, including the pivotal study in the United States that we plan to initiate in April 2022, and to attain regulatory approvals.

Since 2017, we have spent approximately $48 million on research and development expenses as of December 31, 2021, of which $0.9 million was funded by government grants. Our total research and development expenses, net of participations in the years ended December 31, 2021, 2020 and 2019 were approximately $12.2 million, $10.0 million and $10.5 million, respectively. All research and development expenses are expensed as incurred. We expect research and development expenses to increase in absolute terms in the near term.

Research and development expenses consist primarily of costs incurred for our development activities, including:

•
employee-related expenses for research and development staff (including research and development, clinical, operations, production and Q&A staff), including salaries, benefits and related expenses, share-based compensation and travel expenses;

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

Our research and development expenses, net, are net of grants for the research and development for C-Scan and for the transition from research and development to manufacturing that we have received from the Government of Israel through the IIA. Under the terms of the Innovation Law as currently in effect, in exchange for the research and development grants we received, we are required to pay the IIA royalties from our revenues up to an aggregate of 100% (which may be increased under certain circumstances) of the U.S. dollar-linked value of the grant, plus interest at the rate of 12-month LIBOR. Pursuant to regulations under the Innovation Law, the rate of royalty repayment is 3% or 4% of revenues (which may be increased under certain circumstances) from sales of products and services based on know-how funded by the IIA research and development grants we have received.  As of December 31, 2021, we had received funding from the IIA for the research and development of C-Scan in the aggregate amount of approximately $5.6 million.  As of December 31, 2021, we had not paid any royalties to the IIA and had a contingent obligation to the IIA in respect of such research and development grants (including interest at the rate of 12-month LIBOR) in the amount of approximately $6.1 million.  In addition, in January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing in the amount of up to $786,000 (along with a co- investment by us of the same amount), which we are not required to repay to the IIA , subject to the terms and conditions set forth in the grant approval, of which we received approximately $349,000 in 2021 and $82,000 in January 2022.  For additional information regarding the IIA grants, see Item 10E “Additional Information - Taxation - Israeli Tax Considerations and Government Programs - The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly the Encouragement of Industrial Research and Development Law, 5744-1984).” There can be no assurance that we will continue to receive grants from the IIA in amounts sufficient for our operations, if at all. See also “Item 3D “Key Information - Risk Factors— Risks Related to Our Operations in Israel—Pursuant to the terms of the Israeli government grants we received for research and development expenditures, we are obligated to pay certain royalties on our revenues to the Israeli government. In addition, the terms of the Israeli government grants we received require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events.”

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

Financial Income, net

Our finance income, net in 2021, 2020 and 2019 consists primarily of interest earned on our cash equivalents and short-term bank deposits and changes in provision for royalties primarily to Check–Cap LLC unitholders.

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

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carryforward tax losses totaling approximately $107.3 million as of December 31, 2021. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. However, a tax loss that can be utilized in a certain tax year cannot be carried forward to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

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

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

	Year Ended December 31,
	2021	2020
	(US$ in thousands, except per share data)
Research and development expenses, net	$12,349	$10,008
General and administrative expenses	4,972	3,924
Operating loss	17,321	13,932
Finance income, net	119	86
Net loss	$17,202	$13,846

Research and Development Expenses, net. Research and development expenses, net for the year ended December 31, 2021 were approximately $12.3 million, as compared with approximately $10.0 million for the year ended December 31, 2020, an increase of $2.3 million or 23.4%. The increase in research and development, net expenses between 2021 and 2020 was primarily due to (i) an increase of approximately $1.3 million in salary and related expense, mainly as a result of an expansion in head count and currency exchange rate fluctuation, (ii) a $1.2 million increase in material expenses, (iii) an increase of approximately $0.16 million in share-based compensation, and (iv) an increase of approximately $0.3 million in other research and development expenses, including clinical expenses.  The increase in research and development expenses, net between 2021 and 2020, was offset in part by a $0.17 million decrease in subcontractors and consultants and a $0.43 million grant received from the IIA.

	2021	2020	Change
	(US$ in thousands)
Salaries and related expenses	$7,428	$6,173	$1,255
Share-based compensation	329	165	164
Materials	3,020	1,792	1,228
Subcontractors and consultants	640	807	(167)
Depreciation	169	123	46
Cost for registration of patents	153	164	(11)
Other research and development expenses	1,040	784	256
	12,780	10,008	2,772
Less participation of the IIA (formerly the OCS)	(431)	-	(431)
Total research and development expenses, net	$12,349	$10,008	$2,341

General and Administrative Expenses. Our general and administrative expenses for the year ended December 31, 2021 were approximately $5.0 million, as compared to approximately $3.9 million for the year ended December 31, 2020, an increase of $1.1 million, or 27%. The increase in general and administrative expenses is primarily due to a $0.3 million increase in salaries and related expenses, a $0.1 million increase in professional services expenses and a $0.7 million increase in other general expenses, mainly associated with directors’ and officers’ liability insurance, offset in part by a $0.1 million decrease in share-based compensation expenses.

	2021	2020	Change
	(US$ in thousands)
Salaries and related expenses	$2,042	$1,698	$344
Share-based compensation	162	243	(81)
Professional services	710	574	136
Office rent and maintenance	172	174	(2)
Depreciation	36	25	11
Other general and administrative expenses	1,850	1,210	640
Total general and administrative expenses	$4,972	$3,924	$1,048

Operating Loss. Our operating loss for the year ended December 31, 2021 was approximately $17.3 million, as compared with approximately $13.9 million for the year ended December 31, 2020, an increase of approximately $3.4 million, or 24.3%. The increase was as a result of the $2.2 million increase in research and development expenses, net for the year ended December 31, 2021 and the $1.1 increase in general and administrative expenses for the year ended December 31, 2021, as compared to the year ended December 31, 2020.

Finance Income, net. Our finance income, net for the year ended December 31, 2021 was approximately $119,000, as compared to approximately $86,000 for the year ended December 31, 2020, an increase of approximately $33,000. The change in our finance income, net is primarily due to an increase of $31,000 of interest income on short-term deposits recorded for the year ended December 31, 2021, as compared to the year ended December 31, 2020.

Net loss. Our loss before income tax and net loss for the year ended December 31, 2021 were approximately $17.2 million, as compared to approximately $13.8 million for the year ended December 31, 2020, an increase of $3.4.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

	Year Ended December 31
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

	2020	2019	Change
	(US$ in thousands)
Salaries and related expenses	$6,173	$5,316	857
Share-based compensation	165	421	(256)
Materials	1,792	1,944	(152)
Subcontractors and consultants	807	764	43
Depreciation	123	98	25
Cost for registration of patents	164	132	32
Other research and development expenses	784	1,889	(1,105)
	10,008	10,564	(556)
Less participation of the IIA (formerly the OCS)	(-)	(90)	90
Total research and development expenses, net	$10,008	$10,474	$(466)

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

Operating Loss.  Our operating loss for the year ended December 31, 2020 was approximately $13.9 million, as compared with approximately $14.1 million for the year ended December 31, 2019, a decrease of approximately $0.2 million, or 1.0%.  The decrease was as a result of the $0.5 million decrease in research and development expenses, net for the year ended December 31, 2019 offset by the increase of $0.3 in general and administrative expenses compared to the year ended December 31, 2020.

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

Sources of Liquidity

To date, we have funded our operations primarily through equity financings consummated prior to our initial public offering, our initial public offering, private placements, registered direct and underwritten public offerings, our warrant exercise transaction and grants that we received from the IIA (formerly the OCS) and the BIRD Foundation. As of December 31, 2021, we had approximately $51.9 million cash and cash equivalents, and had invested most of our available cash in short term bank deposits.

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

On May 13, 2020, we consummated a registered direct offering of 5,000,000 ordinary shares in a registered direct offering at a purchase price of $0.60 per share, resulting in gross proceeds of $3,000,000. In addition, we issued to the investors unregistered warrants to purchase up to an aggregate of 5,000,000 ordinary shares in a concurrent private placement. The warrants are immediately exercisable and will expire five and one-half years from the issuance date at an exercise price of $0.80 per ordinary share, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. We paid an aggregate of $210,000 in placement agent fees, a management fee equal to 1.0% of the gross proceeds raised in the offering, a non-accountable expense allowance of $32,500 and clearing expenses of $12,900. We also issued unregistered placement agent warrants to purchase up to an aggregate of 350,000 ordinary shares on the same terms as the warrants issued to the investors in the private placement, except they have a term of five years and an exercise price of $0.75 per share. On July 27, 2020, as part of the Exercise Agreement (see below), aggregate warrants to purchase 3,333,333 ordinary shares were exercised for ordinary shares. As. During the first quarter of 2021, all the remaining warrants for an aggregate 2,016,667 ordinary shares were exercised into ordinary shares, at exercise prices ranging from $0.75-$0.80 per share, for total gross proceeds to us of approximately $1.6 million.

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

During the first quarter of 2021, certain warrant holders exercised 24,204,682 warrants underlying ordinary shares, as a result of which we issued an aggregate of 24,204,682 ordinary shares, at exercise prices ranging from $0.75-$0.80 per share, for total gross proceeds of approximately $19.2 million.

On July 2, 2021, we consummated a registered direct offering of 25,925,926 ordinary shares and warrants to purchase up to 25,925,926 ordinary shares, or the July 2021 Offering. Each ordinary share was sold together with one warrant to purchase one ordinary share at a combined purchase price of $1.35 per share and accompanying warrant, for aggregate gross proceeds of approximately $35,000,000, excluding any proceeds that may be received upon exercise of the warrants.  Each warrant will be immediately exercisable and will expire on January 2, 2024. The exercise price of each warrant is $1.50 per ordinary share, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the issuance or resale of ordinary shares underlying the warrants. The ordinary shares and the warrants are separable and were issued separately, but purchased together in this offering.  We agreed to pay the placement agent an aggregate fee equal to 7.0% of the gross proceeds of the offering, a management fee of 1.0% of the gross proceeds of the offering, a non-accountable expenses allowance of $25,000, fees and expenses up to $100,000, and a clearing fee of $15,950. In addition, issued to the placement agent or its designees warrants to purchase up to a total of 5.0% of the aggregate number of ordinary shares sold in the transaction, or warrants to purchase up to 1,296,296 ordinary shares, substantially on the same terms as the warrants issued to the investors in the private placement, except that the placement agent warrants will have an exercise price of $1.6875 per share (which represents 125% of the investors’ purchase price per share and accompanying warrant). Upon any exercise of the warrants for cash, we agreed to pay the placement agent a total cash fee equal to 7.0% of the aggregate gross proceeds from the exercise of the warrants, a management fee equal to 1.0% of the aggregate gross proceeds from the exercise of the warrants, and warrants to purchase up to 5.0% of the number of ordinary shares issued upon the cash exercise of the warrants.

On March 3, 2022, we consummated a registered direct offering of 20,000,000 ordinary shares and warrants to purchase up to 15,000,000 ordinary shares, or the March 2022 Offering. Each ordinary share was sold together with one warrant to purchase 0.75 ordinary share at a combined purchase price of $0.5 per share and accompanying warrant, for aggregate gross proceeds of $10,000,000, excluding any proceeds that may be received upon exercise of the warrants.  Each warrant will be immediately exercisable and will expire on March 3, 2027. The exercise price of each warrant is $0.65 per ordinary share, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the issuance or resale of ordinary shares underlying the warrants. The ordinary shares and the warrants are separable and were issued separately, but purchased together in this offering.  We agreed to pay the placement agent an aggregate fee equal to 7.0% of the gross proceeds of the offering, a management fee of 1.0% of the gross proceeds of the offering, a non-accountable expenses a of $70,000, and a clearing fee of $15,950. In addition, we agreed to issue to the placement agent or its designees warrants to purchase up to a total of 5.0% of the aggregate number of ordinary shares sold in the transaction, or warrants to purchase up to 1,000,000 ordinary shares, substantially on the same terms as the warrants issued to the investors in the private placement, except that the placement agent warrants will have an exercise price of $0.625 per share (which represents 125% of the investors’ purchase price per share and accompanying warrant) and expiration date of March 1, 2027. Upon any exercise of the warrants for cash, we agreed to pay the placement agent a total cash fee equal to 7.0% of the aggregate gross proceeds from the exercise of the warrants, a management fee equal to 1.0% of the aggregate gross proceeds from the exercise of the warrants, and warrants to purchase up to 5.0% of the number of ordinary shares issued upon the cash exercise of the warrants. Simultaneously with this offering, we entered into a warrant amendment agreement, or the Warrant Amendment Agreement, with the investors in the March 2022 Offering. Pursuant to the Warrant Amendment Agreement, certain warrants to purchase up to an aggregate of 18,525,927 ordinary shares of the Company that were issued to the investors in the July 2021 Offering were amended to have a reduced exercise price of $0.65 per share and the term of exercise was extended to January 2, 2025.

For the years ended December 31, 2020 and 2019, we received cash in the amount of $31,000, and $59,000, respectively, in grants from the IIA for the financing of a portion of our research and development expenditure. Since our inception through December 31, 2021, we had received funding from the IIA for research and development of C-Scan in the aggregate amount of approximately $5.6 million.  As of December 31, 2021, we had not paid any royalties to the IIA and had a contingent obligation to the IIA with respect to such funding (including interest at the rate of 12-month LIBOR) in the amount of approximately $6.1 million.  In addition, in January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing in the amount of up to $786,000 (along with a co-investment by us of the same amount) , which we are not required to repay to the IIA, subject to the terms and conditions set forth in the grant approval, of which we received approximately $349,000 in 2021 and $82,000 in January 2022.

We are a clinical and development-stage medical diagnostics company and have not yet generated revenues. We have incurred net losses in each fiscal year since we commenced operations in 2009. We incurred net losses of $17.2 million, $13.8 million and $13.8 million in 2021, 2020 and 2019, respectively. As of December 31, 2021, our accumulated deficit was $108.2 million. The extent of our future operating losses and the timing of becoming profitable are uncertain.

We believe that current cash on hand will be sufficient to fund our ongoing operations and plans into the first quarter of 2024. We expect that we will continue to generate losses from our research and development and clinical trials, regulatory activities, manufacturing infrastructure and commercialization efforts of C-Scan, which will result in a negative cash flow from operating activity. The actual amount of cash that we will need to operate is subject to many factors, including, but not limited to, the initiation, timing, progress and results of our clinical trials and other product development efforts along with cost to commercialize our product.

We anticipate that we will need to raise substantial additional financing in the future to fund our operations. In order to meet these additional cash requirements, we may incur debt, license certain intellectual property, and seek to sell additional equity or convertible securities that may result in dilution to our shareholders. If we raise additional funds through the issuance of equity or convertible securities, these securities could have rights or preferences senior to those of our ordinary shares and could contain covenants that restrict our operations. There can be no assurance that we will be able to obtain additional equity or debt financing on terms acceptable to us, if at all. Our future capital requirements will depend on many factors, including:

•	our ability to obtain funding from third parties, including any future collaborative partners;

•	the scope, rate of progress and cost of our clinical trials and other research and development programs;

•	the time and costs required to gain regulatory approvals;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	the costs of filing, prosecuting, defending and enforcing patents, patent applications, patent claims, trademarks and other intellectual property rights;

•	any product liability or other lawsuits related to our product;

•	the expenses needed to attract and retain skilled personnel;

•	the costs and timing of future commercialization activities, including product manufacturing, marketing, sales, and distribution;

•	the revenue, if any, received from commercial sales of our product;

•	the general and administrative expenses related to being a public company;

•	the effect of competition and market developments

•	future clinical trial results; and.

•	the COVID – 19 pandemic

Historical Cash Flows

The following table summarizes our statement of cash flows for the years ended December 31, 2021, 2020, and 2019.

	Year Ended December 31,
	2021	2020	2019
	(US$ in thousands)
Net cash used in operating activities	$(16,264)	$(13,113)	$(12,843)
Net cash provided by (used in) investing activities	$(16,006)	$(10,451)	$5,445
Net cash provided by financing activities	$51,024	$23,582	$6,511

Operating Activities

Net cash used in operating activities for the year ended December 31, 2021 was $16.3 million, as compared to $13.1 million for the year ended December 31, 2020. The increase in net cash used in operating activities in 2021 was attributable primarily to the increase in operating loss offset by an increase in trade accounts payable, accruals and other current liabilities, as compared to 2020. Net cash used in operating activities for the year ended December 31, 2020 was $13.1 million, as compared to $12.8 million for the year ended December 31, 2019. The increase in net cash used in operating activities in 2020 was attributable primarily to the increase in operating loss and decrease in trade accounts payable, accruals and other current liabilities, as compared to 2019.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2021 was $16.0 million, comprised primarily of investment in short-term bank deposits in the amount of $15.0 million and purchase of property and equipment in the amount of $1.0 million. Net cash used in investing activities for the year ended December 31, 2020 was $10.5 million, comprised primarily of investment in short-term bank and other deposits in the amount of $10.1 million and purchase of property and equipment in the amount of $0.4 million.  Net cash provided by investing activities for the year ended December 31, 2019 was $5.4 million, comprised primarily of proceeds from short-term bank deposits in the amount of $5.6 million and purchase of property and equipment in the amount of $0.17 million.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2021 was $51.0 million, comprised primarily of net proceeds of $31.8 million from the issuance of ordinary shares in the July 2021 registered direct offering and $19.2 from exercise of warrants during the first quarter of 2021.  Net cash provided by financing activities for the year ended December 31, 2020 was $23.6 million, comprised primarily of net proceeds of $4.73 million from the issuance of ordinary shares in the February 2020 private placement, net proceeds of $10.2 million from the April 2020 and May 2020 registered direct offerings and net proceeds of $8.7 million from the July 2020 warrant exercise transaction. Net cash provided by financing activities for the year ended December 31, 2019 was $6.5 million, comprised of proceeds from the issuance of ordinary shares in the February 2019 registered direct offering, net of issuance expenses.

We expect that our sources of cash for the year ended December 31, 2022 will include cash held in our bank accounts and may include proceeds from issuance of ordinary shares as a result of financing transactions or from the exercise of warrants.

Capital and Operating Expenditures

We expect to incur losses from operations for the foreseeable future. In 2022, we expect to incur increasing research and development expenses, including expenses related to the hiring of personnel and conducting additional clinical trials including the pivotal study in the United States that we plan to initiate in April 2022 and costs associated with manufacturing scale up.

Our expected future expenditures related to product, clinical and regulatory clearances include the following:

•	completion of the clinical development of C-Scan;

•	conducting clinical trials in the United States and other territories for purposes of regulatory approval and post-marketing validation;

•	development of advanced version and future generations of C-Scan and future products;

•	FDA and additional regulatory filing activities in countries we intend to commercialize our system;

•	Manufacturing scale up costs; and

•	Capital expenditures.

We expect that our general and administrative expenses will also increase as we expand our finance and administrative staff, add infrastructure, and incur additional costs related to being a public company in the United States, including directors’ and officers’ liability insurance, investor relations programs, and increased professional fees.

We believe that our cash and cash equivalents and short-term deposits will be sufficient to fund our operations and plans including the U.S. pivotal study, into the first quarter of 2024.

Management’s plans include additional fund raising in the future in order to secure sufficient cash resources to finance our plans above and to begin the commercialization efforts for our products.

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

See “Item 3D “Key Information – Risk Factors—Risks Related to Our Financial Position.”

The table below summarizes our contractual obligations as of December 31, 2021 and should be read together with the accompanying comments that follow.

	Payments due by period
	(US$ in thousands)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Operating lease obligations (1):	$1,145	350	605	190	-

Royalties to ASIC designer (2)	$132	-	132	-	-

The above table does not include royalties that we may be required to pay to the IIA. For more information, see Item 4B “Information on Our Company—Business Overview—Research and Development.”

The above table also does not include contingent contractual obligations or commitments that may enter into effect in the future.

(1)
Operating lease obligations consist of payments pursuant to a lease agreement for office facilities in effect as of December 31, 2021, as well as lease agreements for vehicles, which generally run for a period of three years. See Note 5 to our audited consolidated financial statements presented elsewhere in this Annual Report.

(2)	Provision for royalties to an ASIC designer (see below “Royalties provision”)

Royalties provision

Provision for royalties to an ASIC designer

In December 2007, we entered into an agreement for the development of an application specific integrated circuit, or ASIC, component to be used as an amplifier for the capture of signals at low frequencies from X-ray detectors contained in our product. The ASIC developer is entitled to receive royalties from us in the amount of €0.5 (approximately $0.57) for every ASIC component that we will sell, up to €200,000 (approximately $226,000). The net present value of the royalty liability to the ASIC designer is dependent upon our management estimates and assumption as to future product shipments and interest rates used to calculate the present value of the cash payments required to repay the royalties to the ASIC designer. In calculating the present value of future royalty payments to the ASIC designer, we used a discount factor of 17.6%, commensurate with our risk at the date of initial recognition of the liability. Any updates in the expected product shipments and the liability will be recorded to profit and loss each period. As of December 31, 2021, it was probable that we will be required to pay the above mentioned royalties, and accordingly, a liability for this reimbursement has been accounted for in our financial statements in the amount of $132,000.

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

E.	Critical Accounting Estimates

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

We believe the following critical policies reflect the more significant judgments and estimates used in preparation of the Consolidated Financial Statements.

Share-based compensation

              We recognize expense for our share-based compensation based on the fair value of the awards granted. We estimate the fair value of equity-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our consolidated statement of operations.

              We recognize compensation expenses for the value of our awards granted based on the graded-vesting method over the requisite service period for each separately vesting portion of the award.

              We recognize compensation cost for awards with performance conditions if and when we conclude that it is probable that the performance conditions will be achieved. We reassess at each reporting period the probability of vesting for awards with performance conditions and adjust compensation cost based on our probability assessment.

              We use the Black-Scholes-Merton option-pricing model for our share-based awards. The option-pricing model requires a number of assumptions, of which the most significant are the fair market value of the underlying ordinary shares, expected share price volatility and the expected option term. In the year ended December 31, 2021, 2020 and 2019, expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected term of the options.

              The expected option term represents the period of time that options granted are expected to be outstanding. The expected option term is determined based on the simplified method in accordance with Staff Accounting Bulletin No. 110, as adequate historical experience is not available to provide a reasonable estimate.

              The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. We have historically not paid dividends and have no foreseeable plans to pay dividends.

Equity

              In the years ended December 31, 2021 and December 31, 2020 we completed certain financing transactions in which we issued ordinary shares and warrants. The warrants are immediately exercisable at a fixed exercise price per ordinary share, subject to certain adjustments and will expire on the expiring date as determined in the applicable warrant. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. We analyzed the terms of the warrants and concluded that the terms of the warrants did not include features that would preclude equity classification.  Therefore, we classified the warrants as equity.

Recent Accounting Pronouncements

See Note 2 to our audited consolidated financial statements presented elsewhere in this Annual Report for a description of the recent accounting policies.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth information for our executive officers and directors as of March 15, 2022. Unless otherwise stated, the address for our directors and executive officers is c/o Check-Cap Ltd., 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel.

Name	Age	Position(s)
Alex Ovadia	60	Chief Executive Officer
Mira Rosenzweig	50	Chief Financial Officer
Yoav Kimchy	61	Chief Technology Officer
Boaz Shpigelman	50	Vice President, Research and Development
Joshua (Shuki) Belkar	53	Vice President, Operations
Hanit Brenner-Lavie(1)	50	Vice President, Clinical Affairs
Israel Hershko	56	Vice President, Quality Assurance and Regulatory Affairs
Steven Hanley (2)(3)	54	Chairman of the Board of Directors
Clara Ezed (4)(5)	52	Director
Mary Jo Gorman (2)(3)(4)(5)	62	Director
XiangQian (XQ) Lin	40	Director
Yuval Yanai (2)(3)(4)(5)	69	Director
________________________
(1)
Dr. Hanit Brenner-Lavie has served as Vice President, Clinical Affairs since September 1, 2021.  Dr. Segal, our former Vice President of Clinical Affairs, had served in such capacity from October 2019 until September 2021 (commencing February 24, 2021, in a 60% capacity).

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

Hanit Brenner-Lavie, Ph.D. has served as Vice President of Clinical Affairs since September 2021.  Dr. Brenner-Lavie brings more than 15 years of experience in global clinical and regulatory affairs, including experience within the medical devices industry. Most recently, from 2017 to August 2021, Dr. Brenner-Lavie served as the Vice President of Clinical Affairs at Alma Lasers, a global company developing medical technology for the surgical and medical markets, where she led the successful introduction of innovative medical devices utilizing laser, ultrasound and radio frequency (RF) technologies to address various medical indications. Previously, from 2012 to 2017, Dr. Brenner-Lavie held the position of Clinical Director at Lumenis Ltd., a leader in lasers and light-based technological solutions for medical and aesthetic treatments, and Clinical Research Manager at Syneron Ltd. (today Candela Medical), a global leader in aesthetic medical devices. Dr. Brenner-Lavie holds a Ph.D. in Medical Sciences from the Technion – Israel Institute of Technology and an M.Sc. degree in Medical Sciences from the Hebrew University of Jerusalem.

Israel Hershko has served as Vice President of Quality Assurance and Regulatory Affairs since August 2019. Mr. Hershko has more than 30 years of experience in quality assurance and regulatory affairs in the medical device industry. Mr. Hershko has led the transfer of several new products into global markets from the regulatory and quality aspects. Prior to joining Check- Cap, Mr. Hershko held executive positions as director of quality assurance and regulatory affairs in several medical device companies, including Medical Compression Systems Ltd., Q Core Medical Ltd., Syneron and GE Healthcare. Mr. Hershko holds a BA degree in Business from Derby University.

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

Clara Ezed has served as a member of our Board of Directors since June 2017, and has served as a member of our Audit Committee since December 2017 and as a member of our Compensation Committee since March 2019. Ms. Ezed serves as an Executive Board Director Business Development of DLRC Ltd., an EU based life-sciences consulting firm, since May 2021. Ms. Ezed has served as Head of EU Operations, EU General Counsel and VP European Regulatory Affairs of La Jolla Pharmaceutical, a San Diego based biopharmaceutical company, from December 2017 to December 2020. Prior to that, Ms. Ezed served as VP, Legal & Regulatory Affairs of Emas Pharma Ltd., a global contract research organization, from October 2013 to November 2017. From September 2009 to October 2013, Ms. Ezed served as VP, Regulatory Affairs & Drug Safety of European Medical Advisory Services Ltd., a global contract research organization. Since 2011, Ms. Ezed has served as a director of a privately listed company, Sebaroyale Ltd, focused on the development and commercialization of a range of cosmeceuticals. Ms. Ezed, a lawyer and pharmacist with 22 years’ experience working in the pharmaceutical industry, has managed a large and varied portfolio working in regulatory and medical affairs, quality assurance, clinical operations and pharmacovigilance. Ms. Ezed holds a BSc. in Pharmacy from the University of Strathclyde, an MBA degree from Middlesex University, a Postgraduate Diploma in Pharmacovigilance from the University of Hertfordshire, a Postgraduate Diploma in Law from Nottingham University and a Postgraduate Diploma in Legal Professional Services from City Law School, London. Ms. Ezed is a member of the Bar of England and Wales and a member of the General Pharmaceutical Council.

Dr. Mary Jo Gorman has served as a member of our Board of Directors and as a member of our Audit Committee and Compensation Committee since May 2015, and has served as a member of our Financing Committee since June 2016. From 2019 to 2021, Dr. Gorman served as the chief executive officer of Healthy Bytes, a venture backed healthcare services company, located in St. Louis, Missouri. Dr. Gorman also serves as Managing Director at Prosper Capital, an early stage investment fund focused on women-led businesses. In 2006, Dr. Gorman founded Advanced ICU Care, the largest telemedicine ICU services provider in the United States, in which she also served as Chairman and Chief Executive Officer from 2006 and 2014. From December 2016 to 2018, Dr. Gorman served as interim CEO and as a member of the audit committee of TripleCare, a U.S. provider of telemedicine-based healthcare services to skilled nursing facilities, subsequently sold to Curavi Health. Dr. Gorman served on the board of directors of Curavi Health from 2019 to July 2020. From 1999 to 2006, Dr. Gorman served at IPC-The Hospitalist Company (Nasdaq:IPCM), a leading national physician group practice, as Chief Medical Officer (2003-2006), Vice President of Medical Affairs (2001-2003) and Regional Medical Director (1999-2001). From 1996 to 1998, Dr. Gorman served as President of Inpatient Care Group, a hospitalist group in St. Louis, Missouri, which she had founded to provide hospitalist services to primary care physicians and hospitals and which was subsequently sold to IPC. From 1991 to 2008, Dr. Gorman served as President of Critical Care Services, Inc., a privately held corporation which she had founded and which was later sold to Advanced ICU Care. Dr. Gorman was awarded with the following awards: 2015 Distinguished Alumni Award, Southern Illinois University School of Medicine; 2013 Distinguished Alumni Award, Olin School of Business, Washington University; 2011 EY Entrepreneurial Winning WomenTM Class of 2011; 2009 Top 25 Influential Women in Healthcare by Modern HealthCare Magazine. Dr. Gorman holds a B.A. degree in Chemistry and Biology (Cum Laude) from St. Louis University, an M.B.A degree from Olin School of Business, Washington University and an M.D. from Southern Illinois University School of Medicine.

XiangQian (XQ) Lin has served as a member of our Board of Directors since February 2015. Mr. Lin has served as the President and Chief Executive Officer of the Esco Group since 2011, and is a life sciences entrepreneur and investor with a demonstrated track record across the United States, Asia and Europe. In 2018, Mr. Lin served as the founder and managing partner of EVX Ventures, a venture capital firm which builds and invests in biotech companies across Asia. Mr. Mr. Lin has co-founded multiple companies including Carmine Therapeutics and PairX Bio. Mr. Lin holds a BSc degree in Economics and Finance from the Wharton School of Business, University of Pennsylvania.

Yuval Yanai has served as a member of our Board of Directors since March 2015 and has served as the Chairman of our Audit Committee and Compensation Committee since March 2015, as the Chairman of our Nominating Committee since October 2015 and as the Chairman of our Financing Committee since June 2016. Mr. Yanai served as Senior Vice President and Chief Financial Officer of Given Imaging Ltd. from September 2005 through March 2014. From October 2000 through August 2005, Mr. Yanai served as Senior Vice President and Chief Financial Officer of Koor Industries Ltd. Prior to that, from April 1998 to September 2000, Mr. Yanai served as Vice President and Chief Financial Officer of NICE Systems Ltd., an Israeli global provider of Insight from Interactions, and, from 1991 to April 1998, he served as the Vice President, Finance and Chief Financial Officer of Elscint Ltd., a former Israeli company engaged in the developing and manufacturing of medical imaging devices. Mr. Yanai joined Elscint in 1985 and served as Corporate Controller and Corporate Treasurer through 1991. Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of S&P Global Maalot. Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Clal Biotechnology Industries and serves as the Chairman of its audit, financial reporting and compensation committees. Mr. Yanai also serves as a member of the board of directors of PulseNmore Ltd. and as a member of its finance financial reporting and audit committees. Mr. Yanai also serves as a member of the board of directors of  Nobio Ltd. and BRH Medical Ltd. and as an acting CFO (part time) of Art Medical Ltd. Mr. Yanai also serves as the Chairman of The Israeli Fund for UNICEF (pro bono). Previously, Mr. Yanai served as an external director (within the meaning of the Israeli Companies Law) of Hadassah Medical Organization and as the Chairman of its finance and compensation committees and as a member of its tenders and donation committee. Mr. Yanai also previously served as an external director (within the meaning of the Israeli Companies Law) of Mazor Robotics Ltd. and Medical Compression Systems Ltd. and as a director of Medigus Ltd. and Alcobra Ltd. Mr. Yanai also served as a director of Macrocure Ltd., Citycon Oj, Starplast Industries Ltd., Adama Ltd. (formerly Makteshim-Agan Industries Ltd.), ECI Telecom Ltd., Equity One, Inc., BVR Systems Ltd., Tadiran Communication Ltd., The Elisra Group, Telrad Networks Ltd. and Medical Compression Systems (D.B.N) Ltd. Mr. Yanai holds a B.Sc. degree in Accounting and Economics from Tel-Aviv University.

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

B.	Compensation of Directors and Executive Officers

The aggregate compensation paid and share-based compensation and other payments expensed by us to our directors and executive officers with respect to the year ended December 31, 2021 was $3.0 million. This amount includes approximately $0.33 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2021, (i) options to purchase 47,008 ordinary shares granted to our directors and executive officers were outstanding under our 2006 Unit Option Plan, with a weighted average exercise price of approximately $50.85 per share, (ii) options to purchase 1,891,485 ordinary shares granted to our directors and executive officers were outstanding under our 2015 Equity Incentive Plan and the United States Sub-Plan to our 2015 Equity Incentive Plan, with a weighted average exercise price of approximately $1.57 per share; and (iii) 140,542 restricted share units awarded to our directors and executive officers were outstanding under our 2015 Equity Incentive Plan and the United States Sub-Plan to our 2015 Equity Incentive Plan.

At our 2021 annual general meeting held on December 9, 2021, our shareholders approved, following the approval of our Compensation Committee and Board of Directors, the payment to each of our directors of the following fees: (i) an annual fee of $25,000 for service on the Board of Directors and $2,500 for service on the Audit Committee; and (ii) a per meeting fee of $850 for each meeting of the Board of Directors or any committee thereof attended in person or via telephone.  In addition, our shareholders approved an annual fee of (i) $10,000 for service as Chairman of the Board of Directors (other than an Active Chairman, who may be entitled to an increased fee in accordance with our Compensation Policy) and (ii) $5,000 for service as Chairman of the Audit Committee. Our directors also benefit from directors’ and officers’ indemnification and exculpation agreements as well as from our directors’ and officers’ liability insurance policy. The directors are also entitled to reimbursement of expenses (including travel, stay and lodging), subject to the Israeli Companies Law and the regulations promulgated thereunder, and in accordance with our company practices and our Compensation Policy for Executive Officers and Directors, or the Compensation Policy.  The foregoing fees are the same annual and per meeting fees that have been paid to our directors since our 2017 annual general meeting.

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

The table below sets forth the compensation paid to our five most highly compensated office holders (within the meaning of the Israeli Companies Law), in each case during or with respect to the year ended December 31, 2021. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits, to the extent applicable, and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to us, as recognized in our financial statements for the year ended December 31, 2021, including compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our directors’ and officers’ liability insurance policy and was entitled to indemnification and exculpation in accordance with indemnification and exculpation agreements, our articles of association and applicable law.

The exchange rate that we used to calculate the “Salary Cost” as presented in the following table, was NIS 3.23 to US $1.00, and is provided herein for convenience (such exchange rate is based on the average of the last-day exchange rate of each of the 12 months during 2021, as published by the Bank of Israel).

	Salary Cost (1)	Bonus (2)	Share-Based Compensation (3)	Total
Name and Principal Position	US$
Alex Ovadia – Chief Executive Officer	$429,436	$109,861	$65,675	$604,973
Yoav Kimchy – Chief Technology Officer	$385,763	$59,308	$19,582	$464,653
Mira Rosenzweig- Chief Financial Officer	$291,672	$38,979	$25,029	$355,679
Boaz Shpigelman -Vice President, Research and Development	$275,901	$32,422	$22,249	$330,572
Joshua (Shuki) Belkar- Vice President, Operation	$259,122	$32,202	$22,848	$314,172

________________________
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

(2)
With respect to Mr. Ovadia, represents a special bonus awarded in 2021 and a provision for the 2021 annual bonus, and with respect to each of the other Covered Executives, represents a provision for the 2021 annual bonus and adjustments to the annual bonus recorded for the year ended December 31, 2020. The 2021 annual bonuses are subject to the approval of our Compensation Committee and Board of Directors.

(3)
Represents the share-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2021 based on the fair value of the grant date of the equity awards, in accordance with accounting guidance for equity-based compensation.

The following table sets forth information with respect to the options and RSUs granted to the Covered Executives for the year ended December 31, 2021.

Name	Date of Grant	Security Type	Purchase Price	Number of Shares Underlying Award	Expiration Date	Total Benefit (in US$)	Benefit recognized in 2021 (in US$)

Alex Ovadia(2)	December 9, 2021	Options	$1.34	1,150,000	December 9, 2031	$749,303	$23,376
Mira Rosenzweig(1)	August 4, 2021	Options	$1.23	49,000	August 4, 2031	$45,262	$10,884
	August 4, 2021	RSU		21,000	August 4, 2031	$22,890	$5,504
Yoav Kimchy(1)	August 4, 2021	Options	$1.23	31,500	August 4, 2031	$29,097	$6,997
	August 4, 2021	RSU		13,500	August 4, 2031	$14,715	$3,538
Boaz Shpigelman(1)	August 4, 2021	Options	$1.23	38,500	August 4, 2031	$35,563	$8,551
	August 4, 2021	RSU		16,500	August 4, 2031	$17,985	$4,325
Joshua (Shuki) Belkar(1)	August 4, 2021	Options	$1.23	45,500	August 4, 2031	$42,029	$10,106
	August 4, 2021	RSU		19,500	August 4, 2031	$21,255	$5,111

________________________
(1)
All options and RSUs granted to the Covered Executives (other than Alex Ovadia, our Chief Executive Officer) in fiscal year 2021 vest over a four-year period commencing on their date of grant, such that 25% of the award shall vest on the first anniversary of the date of grant and 2.0833% will vest at the end of each month thereafter.

(2)
Options granted to Alex Ovadia, our Chief Executive Officer, in fiscal year 2021 vest as follows: (i) two-thirds of the options (options to purchase 766,667 ordinary shares) shall vest over a period of four years commencing on their date of grant, such that 25% of the options shall vest on the first anniversary of the date of grant and an additional 2.0833% will vest at the end of each month thereafter; and (ii) one third of the options (options to purchase 383,333 ordinary shares) shall fully vest upon the approval by the FDA of the use of C-Scan in humans, subject, in each case, to Mr. Ovadia’s continuing service with the company on each applicable vesting date.

Employment Agreements with Covered Executives

We have entered into written employment agreements with each of our executive officers. These agreements contain standard provisions for a company in our industry regarding non- competition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. For example, Israeli courts have recently required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property.

We entered into an Employment Agreement dated as of December 27, 2012, as amended, with Alex Ovadia, or Mr. Ovadia’s Employment Agreement, pursuant to which Mr. Ovadia served as our Vice President of Research and Development, Israeli Site Manager and Chief Operations Officer until February 26, 2018. Effective as of February 26, 2018, Mr. Ovadia was appointed as our Chief Executive Officer and Mr. Ovadia’s Employment Agreement was amended accordingly, effective as of such date. The terms of Mr. Ovadia’s engagement in his capacity as our Chief Executive Officer were approved by our shareholders at the extraordinary general meeting of shareholders held on April 2, 2018. Mr. Ovadia’s Employment Agreement, as currently in effect, may be terminated by either us or Mr. Ovadia upon 90 days’ prior notice to the other party. Pursuant to Mr. Ovadia’s Employment Agreement, we also have the right to immediately terminate Mr. Ovadia’s employment for “Cause” (as defined in Mr. Ovadia’s Employment Agreement). Pursuant to Mr. Ovadia’s Employment Agreement, Mr. Ovadia was entitled to an annual salary of NIS 924,000 ($286,068 per annum, paid in NIS based on an exchange rate of $1= NIS 3.23). Mr. Ovadia’s salary was subsequently increased in May 2019 to a monthly salary of NIS 80,808 (approximately $25,018 based on an exchange rate of $1= NIS 3.23) and effective as of December 1, 2019, to a monthly base salary NIS 84,500 (approximately $26,161 based on an exchange rate of $1= NIS 3.23), in each case by our Compensation Committee in reliance on an exemption from shareholder approval available under Israel law. Mr. Ovadia is also entitled to a leased car and associated expenses up to an aggregate monthly cost of NIS 12,000 (approximately $3,715 based on an exchange rate of $1= NIS 3.23). In addition, prior to fiscal year 2022, Mr. Ovadia’s employment terms provided that he may be entitled to an annual bonus of up to 30% of his annual salary subject to receipt of requisite approvals and commencing as of fiscal year 2022, Mr. Ovadia may be entitled to an annual bonus of up 50%, as approved by the shareholders at the annual general meeting held on December 9, 2021. Payment of the annual bonus shall be subject to the achievement of certain milestones determined by the Compensation Committee and Board of Directors. Mr. Ovadia’s Employment Agreement also contains confidentiality, intellectual property, and non-competition and non-solicitation provisions.

We entered into an Employment Agreement effective as of April 28, 2019 with Mira Rosenzweig, or Ms. Rosenzweig’s Employment Agreement, pursuant to which Ms. Rosenzweig serves as our Chief Financial Officer. Ms. Rosenzweig’s Employment Agreement may be terminated by either us or Ms. Rosenzweig upon 90 days’ prior notice to the other party. Pursuant to Ms. Rosenzweig’s Employment Agreement, we also have the right to immediately terminate Ms. Rosenzweig’s employment for “cause” (as described in Ms. Rosenzweig’s Employment Agreement). Pursuant to Ms. Rosenzweig’s Employment Agreement, Ms. Rosenzweig is entitled to a salary of NIS 720,000 ($222,910 based on an exchange rate of $1= NIS 3.23) per annum. In addition, Ms. Rosenzweig may be entitled to an annual bonus of up to 25% of her annual salary, based on our evaluation of Ms. Rosenzweig’s performance and subject to receipt of customary approvals. Ms. Rosenzweig’s Employment Agreement also contains confidentiality, intellectual property, and non-competition and non-solicitation provisions.

We entered into an Employment Agreement dated as of September 17, 2014, as amended from time to time, with Yoav Kimchy, or Mr. Kimchy’s Employment Agreement, pursuant to which Mr. Kimchy serves our Chief Technology Officer. Mr. Kimchy’s Employment Agreement may be terminated by either us or Mr. Kimchy upon 120 business days’ prior notice to the other party. Pursuant to Mr. Kimchy’s Employment Agreement, we also have the right to immediately terminate Mr. Kimchy’s employment for “Cause” (as defined in Mr. Kimchy’s Employment Agreement) or if Mr. Kimchy is unable to perform his duties for a period of two consecutive months by reason of illness or accident. Pursuant to Mr. Kimchy’s Employment Agreement, Mr. Kimchy is entitled to a salary of NIS 953,400 ($295,170 based on an exchange rate of $1= NIS 3.23) per annum. Mr. Kimchy is also entitled to a company car up to an aggregate monthly cost of NIS 5,000 ($1,548 based on an exchange rate of $1= NIS 3.23) and car associated expenses. In addition, Mr. Kimchy may be entitled to an annual bonus of up to 30% of his annual salary, subject to receipt of requisite approvals. Payment of the annual bonus shall be subject to the achievement of certain milestones determined by the Compensation Committee and Board of Directors.

We entered into an Employment Agreement dated as of March 30, 2018, with Boaz Shpigelman, as amended from time to time, or Mr. Shpigelman’s Employment Agreement, pursuant to which Mr. Shpigelman serves as our Vice President, Research and Development. Mr. Shpigelman’s Employment Agreement may be terminated by either us or Mr. Shpigelman upon 30 days’ prior notice to the other party. Pursuant to Mr. Shpigelman’s Employment Agreement, we also have the right to immediately terminate Mr. Shpigelman’s employment for “Cause” (as defined in Mr. Shpigelman’s Employment Agreement). Pursuant to Mr. Shpigelman’s Employment Agreement, Mr. Shpigelman is entitled to a salary of NIS 651,060 ($201,567 based on an exchange rate of $1= NIS 3.23) per annum. Mr. Shpigelman’s Employment Agreement also contains confidentiality, intellectual property, and non-competition and non-solicitation provisions.

We entered into an Employment Agreement effective as of June 16, 2019 with Joshua (Shuki) Belkar, or Mr. Belkar’s Employment Agreement, pursuant to which Mr. Belkar serves as our Vice President, Operation. Mr. Belkar’s Employment Agreement may be terminated by either us or Mr. Belkar upon 90 days’ prior notice to the other party. Pursuant to Mr. Belkar’s Employment Agreement, we also have the right to immediately terminate Mr. Belkar’s employment for “cause” (as described in Mr. Belkar’s Employment Agreement). Pursuant to Mr. Belkar’s Employment Agreement, Mr. Belkar is entitled to a salary of NIS 636,000 ($196,904 based on an exchange rate of $1= NIS 3.23) per annum. In addition, Mr. Belkar may be entitled to an annual bonus of up to 25% of his annual salary, based on our evaluation of Mr. Belkar’s performance and subject to receipt of customary approvals. Mr. Belkar’s Employment Agreement also contains confidentiality, intellectual property, and non-competition and non-solicitation provisions.

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

Each of the members of the audit committee qualifies as an “independent director” within the meaning of Nasdaq Listing Rules and is “independent” as such term is defined in Rule 10A- 3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which is different from the general Nasdaq test for independence of board and committee members.

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

Composition of  the Compensation Committee

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

The Compensation Policy must be determined and later reevaluated according to certain factors, including: (i) the advancement of a company’s objectives, business plan and its long- term strategy; (ii) the creation of appropriate incentives for executives, while considering (among other things) the company’s risk management policy; (iii) the size and the nature of the company’s operations; and (iv) with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and in accordance with the position of the office holder.

In accordance with the Israeli Companies law, our Compensation Policy refers to the following factors:

•	the knowledge, skills, expertise, professional experience and accomplishments of the relevant office holder;

•	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

•
with respect to variable compensation – the possibility of reducing variable compensation at the discretion of the board of directors, and the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

•
with respect to severance compensation, the period of employment or service of the office holder, the terms of his or her compensation during such period, the company’s performance during such period, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

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

As of December 31, 2021, we had 81 employees and independent contractors, all of whom were based in Israel, and of whom 10 persons were in administrative, legal, accounting, information technology and human resources and 71 persons were in research and development. Under Israeli law, we and our employees are subject to protective labor provisions, including the length of the workday, minimum wages for employees, annual leave, sick pay, determination of severance pay and advance notice of termination of employment, as well as procedures for hiring and dismissing employees and equal opportunity and anti-discrimination laws. While none of our employees are party to any collective bargaining agreements, orders issued by the Israeli Ministry of Economy and Industry may make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as the length of the workday and week, recuperation pay, travel expenses and pension rights. We have never experienced labor-related work stoppages and believe that our relationships with our employees are a significant part of our operations and that we maintain a good and positive relationship with our employees.

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

Share Ownership of Executive Officers and Directors

For information concerning the beneficial ownership of our ordinary shares by our executive officers and directors, see the table in Item 7A. “Major Shareholders and Related Party Transactions—Major shareholders.” As of December 31, 2021, (i) options to purchase 47,008 ordinary shares granted to our directors and executive officers were outstanding under our 2006 Unit Option Plan, with a weighted average exercise price of approximately $50.85, (ii) options to purchase 1,803,755 ordinary shares granted to our directors and executive officers were outstanding under our 2015 Equity Incentive Plan and the United States Sub-Plan to our 2015 Equity Incentive Plan, with a weighted average exercise price of approximately $1.59 per share; and (iii) 140,542 restricted share units awarded to our directors and executive officers were outstanding under our 2015 Equity Incentive Plan and the United States Sub-Plan to our 2015 Equity Incentive Plan.

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

As of December 31, 2021, we had granted options to purchase an aggregate 174,416 ordinary shares under the 2006 Plan, of which options to purchase an aggregate 25,783 ordinary shares had been exercised into our ordinary shares, options to purchase an aggregate 99,520 ordinary shares had been forfeited without having been exercised and options to purchase an aggregate 49,113 ordinary shares were outstanding with a weighted average exercise price of approximately $50.98 per share. As of December 31, 2021, no shares are available for future awards under the 2006 Plan.

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

As of December 31, 2021, we had granted options to purchase an aggregate 3,263,659 ordinary shares under the 2015 Plan, of which options to purchase an aggregate 7,000 ordinary shares had been exercised into ordinary shares, an aggregate 389,563 ordinary shares had been forfeited without having been exercised and options to purchase an aggregate 2,867,096 ordinary shares were outstanding as of such date, with a weighted average exercise price of approximately $1.58 per share. In addition, as of December 31, 2021, we had issued 501,134 RSUs under the 2015 Plan, of which 67,255 RSUs had been forfeited, 101,337 RSUs had vested, and 332,542 RSUs were outstanding as of such date. As of December 31, 2021, 525,428 ordinary shares are available for future awards under the 2015 Plan.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2022 by (i) each person or entity known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our current executive officers and directors individually; and (iii) all of our current executive officers and directors as a group.

The percentage of beneficial ownership of our ordinary shares is based on 116,411,949 ordinary shares, NIS 2.40 par value per share outstanding as of March 15, 2022. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All ordinary shares subject to options and warrants currently exercisable or exercisable into ordinary shares within 60 days of March 15, 2022, and underlying RSUs that shall vest within 60 days of March 15, 2022, are deemed to be outstanding and beneficially owned by the shareholder holding such options, warrants or RSUs for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, warrant or RSU. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

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

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers
Alex Ovadia (1)	97,685	*
Yoav Kimchy (2)	121,837	-
Boaz Shpigelman (3)	54,351	*
Joshua (Shuki) Belkar (4)	10,706	*
Hanit Brenner-Lavie	-	-
Israel Hershko (5)	27,352	-
Mira Rosenzweig (6)	23,688	*
Steven Hanley (7)	23,153	*
Clara Ezed (8)	22,237	*
Mary Jo Gorman (9)	23,036	*
XiangQian (XQ) Lin (10)	41,075	*
Yuval Yanai (11)	23,158	*
All director and executive officers as a group (13 persons)(12)	468,278	0.48%

* Less than 1% of the Company’s ordinary shares.

(1)
Includes (i) 15,062 outstanding ordinary shares, and (ii) 82,623 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table

(2)
Includes (i) 40,413 ordinary shares directly held by Yoav Kimchy, (ii) 53,061 ordinary shares subject to options and RSUs held by Yoav Kimchy currently exercisable or options and/or RSUs held by Yoav Kimchy that will become exercisable or vested within 60 days of the date of this table, (iii) 26,655 ordinary shares directly held by Sigalit Kimchy, the wife of Yoav Kimchy, and (iv) 1,708 ordinary shares subject to options and RSUs held by Sigalit Kimchy currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.  Yoav Kimchy and Sigalit Kimchy have joint beneficial ownership over the shares beneficially held by them

(3)
Includes (i) 11,737 outstanding ordinary shares, and (ii) 42,614 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(4)	Includes 10,706 ordinary shares subject to options currently exercisable or exercisable within 60 days of the date of this table.

(5)
Includes (i) 4,762 outstanding ordinary shares, and (ii) 22,590 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(6)	Includes 23,688 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(7)
Includes (i) 5,149 outstanding ordinary shares, and (ii) 18,004 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(8)
Includes (i) 4,233 outstanding ordinary shares, and (ii) 18,004 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(9)
Includes (i) 5,032 outstanding ordinary shares, and (ii) 18,004 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(10)
Includes (i) 19,038 outstanding ordinary shares, and (ii) 22,037 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(11)
Includes (i) 5,154 outstanding ordinary shares, and (ii) 18,004 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(13)
Includes (i) 137,235 outstanding ordinary shares, and (ii) 331,043 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

As of March 15, 2022, based on information provided to us by our transfer agent in the United States and other information reasonably available to us, we had 51 holders of record of our ordinary shares in the United States. Such holders of record held, as of that date, 99.87% of our outstanding ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 99.81% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

None of our shareholders have voting rights different from the voting rights of other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2019.

B.	Related Party Transactions

Other than the executive and director compensation, executive officer employment agreements, indemnification and exculpation arrangements and directors’ and officers’ liability insurance policy discussed in “Management,” and the transactions described below, since January 1, 2019, we have not been or are not a party to any related party transactions. The descriptions provided below are summaries of the terms of such agreements, do not purport to be complete and are qualified in their entirety by the complete agreements.

Pontifax Warrants

On October 14, 2014, we issued warrants to purchase an aggregate of 18,464 of our ordinary shares at an exercise price of NIS 2.40 per share, or the Pontifax Warrants, to the Pontifax Funds in consideration of their commitment to provide to us, for no consideration, the following services, if and to the extent requested by us: (i) business development services, in such scope and substance as shall be agreed between us and the Pontifax; and (ii) a representative designated by Pontifax to serve as the chairman of our board of directors. The Pontifax Funds subsequently agreed that the exercise price of fifty-percent of their warrants will increase to equal the price at which our ordinary shares are sold to the public in the initial public offering of our securities, or if units are sold in the initial public offering of our securities, the exercise price per share will increase to be equal to the effective price per share of the ordinary shares underlying the units sold to the public in the offering. The Pontifax Funds also agreed that such portion of their warrants would vest and become exercisable only upon the consummation of the initial public offering of our securities prior to their expiration date. The remaining warrants with an NIS 2.40 exercise price would vest on a quarterly basis in eight equal installments during a period of 24 months from issuance. In addition, the Pontifax Funds agreed to reduce the term of their respective warrants such that these warrants will now expire after eight years (instead of ten years) following their issuance, i.e., on October 14, 2022. Upon the closing of our initial public offering any unvested portion of the warrants became fully vested and exercisable. In September 2018, Pontifax exercised 9,232 of the Pontifax Warrants, with an exercise price of 2.40 per share, into 7,502 ordinary shares on a cashless basis. As of December 31, 2021, Pontifax Warrants to purchase 9,232 ordinary shares, with an exercise price of $60.72 per share, were outstanding.

Transactions with Check-Cap LLC and the Members and Manager of Check-Cap LLC

On May 31, 2009, we entered into an asset transfer agreement with Check-Cap LLC pursuant to which Check-Cap LLC transferred all of its business operations and substantially all of its assets to us. Our shareholders’ holdings on the date of the asset transfer transaction reflected their interests as members of Check-Cap LLC. In the framework of the asset transfer agreement and under the Shareholders Agreement, we undertook to use commercially reasonable efforts to procure that distributions or advance funds are made to our shareholders holding (at the date of the transaction) ordinary shares, Series A preferred shares and/or Series B preferred shares (i.e., the shareholders who are also members of Check-Cap LLC), as would be necessary to eliminate the tax impact on such shareholders of the Reorganization and the transfer of all of the business operations and substantially all of the assets from Check-Cap LLC to us. Notwithstanding the foregoing, we will not advance payments to such shareholders to address the fact that they will no longer receive a “pass through” of losses generated by us as they previously received while owning units of Check-Cap LLC. These advances, if and to the extent made, will be deducted from any distributions such shareholders are entitled to receive from us. Since we do not expect to be profitable in year 2023, the liability based on the discounted outflows is $0.  As a result, as of December 31, 2021, the balance of the reimbursement liability totaled $0 ($14,000 as of December 31, 2020 and $53,000 as of December 31, 2019).

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

Our ability to distribute dividends also may be limited by future contractual obligations and by Israeli law. The Israeli Companies Law restricts our ability to declare dividends. Unless otherwise approved by a court, we can distribute dividends only from “profits” (as defined by the Israeli Companies Law), and only if there is no reasonable concern that the dividend distribution will prevent us from meeting our existing and foreseeable obligations as they become due. Subject to the foregoing, payment of future dividends, if any, will be at the discretion of our board of directors and will depend on various factors, such as our financial condition, operating results, current and anticipated cash needs and other business and economic factors that our board of directors may deem relevant. See Exhibit 2.1 “Description of Securities—Dividend and Liquidation Rights.” The payment of dividends may be subject to Israeli withholding taxes. See Item 10E. “Additional Information—Taxation—Israeli Tax Considerations and Government Programs—Taxation of Our Shareholders—Taxation of Non-Israeli Shareholders on Receipt of Dividends.” Furthermore, if we pay a dividend out of income attributed to our Benefited Enterprise that was generated during the tax exemption period, we may be subject to tax on the grossed- up amount of such distributed income at the corporate tax rate which would have been applied to our Benefited Enterprise’s income had we not enjoyed the exemption. See Item 10E. “Additional Information—Taxation – Israeli Tax Considerations and Government Programs — Law for the Encouragement of Capital Investments, 5719-1959 — Tax Benefits Subsequent to the 2005 Amendment.”

B.	Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since December 31, 2021, until the date of the filing of this Annual Report.

ITEM 9.  THE OFFER AND LISTING

A.	Offer and Listing Details

Our units were listed on the Nasdaq Capital Market on February 19, 2015 under the symbol “CHEKU.” Prior to that date, there was no public trading market for our securities. Our initial public offering was priced at $72.00 per unit on February 20, 2015. Each unit consisted of one ordinary share and one-half of a Series A Warrant to purchase one ordinary share. Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants. On March 18, 2015, the units separated and ceased to exist. Since such date, our ordinary shares and Series A Warrants were listed on the Nasdaq Capital Market under the symbols “CHEK” and “CHEKW”, respectively. The Series A Warrants expired on February 24, 2020 and ceased to be listed on the Nasdaq Capital Market since February 20, 2020. The Long Term Incentive Warrants expired on February 24, 2022. Since May 8, 2018, our Series C Warrants have also been listed on the Nasdaq Capital Market under the symbol “CHEKZ”. On April 4, 2018, we effected a 1-for-12 reverse stock split of our ordinary shares.

B.	Plan of Distribution

Not applicable.

C.	Markets for Ordinary Shares

See “—Offer and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of our amended and restated articles of association is incorporated by reference attached as Exhibit 1.1 to this Annual Report. Other than as disclosed below, the information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

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

For details regarding the approvals required under the Israeli Companies Law for the approval of director compensation, see “Item 6C “Directors, Senior Management and Employees — Board Practices -Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions—Compensation of Directors.”

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on Our Company,” Item 7B “Major Shareholders and Related Party Transactions - Related Party Transactions” or elsewhere in this Annual Report.

D.	Exchange controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non- residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

E.	Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to our ordinary shares, Series C Warrants and Series D Warrants (sometimes referred to collectively or individually as our “securities”). You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, non-U.S. or other taxing jurisdiction.

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

The Investment Law has been amended several times in recent years, primarily: Amendment 60, effective as of April 1, 2005, referred to as the 2005 Amendment; Amendment 68, effective as of January 1, 2011, referred to as the 2011 Amendment; Amendment 71, effective as of January 1, 2014, referred to as the 2014 Amendment; Amendment 73, effective as of January 1, 2017, referred to as the 2017 Amendment; and Amendment 74, effective as of August 15, 2021, referred to as the 2021 Amendment. Pursuant to the foregoing amendments, generally tax benefits that were granted in accordance with the provisions of the Investment Law prior to each such amendment remain in force; however, any benefits granted subsequent to the respective amendment are subject to the provisions of the Investment Law as amended.

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

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location in Israel of the Benefited Enterprise. The location will also determine the period for which tax benefits are available. Under the “Exemption Track” the tax benefits include an exemption from corporate tax on undistributed income generated by the Benefited Enterprise for a period of two to ten years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. The benefits period is for a duration of seven or ten years, depending on the location of the Benefited Enterprise, from the later of the first year in which the company generated taxable income from its Benefited Enterprise and the Year of Election, but in any event not more than 12 or 14 years from the Year of Election, depending on the location of the Benefited Enterprise. A company qualifying for tax benefits under the Exemption Track which pays a dividend (as well as a deemed dividend, such as investments in foreign resident subsidiaries, granting loans to related parties, repurchases of shares, acquisitions of securities/shares, capital reductions and additional events which reflect the transfer of funds out of the Benefitted Enterprise activity) out of income derived during the tax exemption period by its Benefited Enterprise will be subject to corporate tax in respect of the amount of the dividend (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable. Dividends paid out of income attributed to a Benefited Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. With respect to such dividends, the recently enacted 2021 Amendment introduced a new dividend distribution ordering rule as well as a Temporary Order to incentivize the distribution thereof (see discussion below under “Tax Benefits under the 2021 Amendment”). Applying reduced tax rates in accordance with a certain tax treaty is subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate.

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

We are currently examining whether we are eligible for the tax benefits under the 2011 Amendment and the possible effect, if any, of the provisions of the 2011 Amendment on our financial statements.

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

We are currently examining whether we are eligible for the tax benefits under the 2017 Amendment and the possible effect, if any, of the provisions of the 2017 Amendment on our financial statements.

Tax Benefits under the 2021 Amendment

The 2021 Amendment introduced a new dividend distribution ordering rule to cause the distribution of earnings that were tax-exempt under the historical Approved or Beneficial Enterprise regimes (Trapped Earnings), to be on a pro-rata basis from any dividend distribution, which is applicable to distributions starting from August 15, 2021 onwards. Accordingly, the corporate income tax claw-back will apply to any dividend distribution, as long as the company has Trapped Earnings.

Additionally, the 2021 Amendment also includes a Temporary Order to enhance the release of Trapped Earnings by reducing the claw-back income tax rate that is applicable upon such a release or distribution by up to 60%, but not less than 6% income tax rate, during a one-year period beginning from November 15, 2021.

The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our future tax liabilities.

The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984)

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984), referred to as the Innovation Law, research and development programs that meet specified criteria and are approved by the IIA are eligible for grants.  As of December 31, 2021, we had received funding from the IIA for the financing of a portion of our research and development expenditures for C-Scan in the aggregate amount of approximately $5.6 million. As of December 31, 2021, we had not paid any royalties to the IIA and had a contingent liability to the IIA with respect to such funding (including interest at the rate of 12-month LIBOR) in the amount of approximately $6.1 million.  In addition, in January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing in the amount of up to $786,000 (along with a co-investment by us of the same amount), subject to the terms and conditions set forth in the grant approval, which we are not required to repay to the IIA, of which we received approximately $349,000 in 2021 and $82,000 in January 2022, .

Under the Innovation Law as currently in effect, the research and development grants are typically up to 50% of the project’s approved expenditures. The grantee is required to pay royalties to the State of Israel from the sale of products (and associated services) developed using IIA research and development funding. Regulations under the Innovation Law, as currently in effect, generally provide for the payment of royalties of 3% or 4% (and at an increased rate under certain circumstances) on sales of products and services based on technology and know-how developed using such IIA research and development grants, until 100% (which may be increased under certain circumstances) of the grant, linked to the U.S. dollar and bearing interest at the LIBOR rate, is repaid.

The terms of IIA grants that we have received (the research and development grants and the transition to manufacturing grants) require that products developed with IIA funded be manufactured in Israel, unless the IIA approved grant program includes a pre-determined portion of manufacturing that may be performed outside Israel (as certain of our IIA approved grants included). The approval of the IIA is required for the transferring of manufacturing outside Israel in excess of such pre-determined portion (however, only a notice to the IIA, as opposed to approval, is required for the transfer outside Israel of up to 10% of the cumulative manufacturing in excess of such pre-approved portion). If manufacturing of IIA-funded products is transferred outside Israel (following IIA approval) in excess of the pre-determined percentage included in the grant approval, then the royalty repayment rate is increased by 1% with respect to the additional approved percentage to be manufactured outside Israel and the royalty repayment for the entire approved program may be increased to up to three times the amount of the grants received, depending on the percentage manufactured outside Israel (plus accrued interest). For example, during 2019, in connection with the application to the IIA for certain research and development funding we provided notice to the IIA with respect to the transfer of manufacturing outside of Israel of our C-Scan Track in an amount that represents less than 10% of cumulative deviation exceeding the pre-determined portion to be manufactured abroad that was included in our grant approval. This may increase our royalty repayment ceiling to 120% of the revenues of the C-Scan Track and the repayment rate may increase by 1% for the part of manufacturing carried out abroad. We are continuing to explore whether certain other components of C-Scan can be assembled outside of Israel. For example, in preparation for commercialization in the U.S., we are continuing to explore whether it would be possible to assemble the capsule without the X-ray source in Israel, and have the X-ray source subsequently assembled into C-Scan at a certified radioisotope production facility or at a distribution center outside Israel.

Over the years, we received approval of grant applications (the research and development grants and the transition to manufacturing grants) , that included a certain predetermined percentage of manufacturing to be performed outside of Israel of the X-ray source but additional examination of these approvals and consequent manufacturing is required to determine liabilities to the IIA, if any.

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

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. A non-Israeli resident who derives capital gains from the sale of securities of an Israeli resident company will be exempt from Israeli tax so long as (i) the capital gains are not attributed to a permanent establishment that the non-resident maintains in Israel, (ii) the securities were not received from a relative or in a tax free reorganization transaction and (iii) the securities are not traded on the Tel Aviv Stock Exchange on the date of sale (provided, however, that other exemptions may apply if a an Israeli resident company is listed for trading on the Tel Aviv Stock Exchange). However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation; or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise or a Priority Technological Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. The corporate income tax claw-back may apply upon any dividend distribution, as long as the company has Trapped Earnings (see discussion above under “Tax Benefits under the 2021 Amendment”). We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.

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

Adjustments with Respect to Warrants. The terms of the Series C Warrant and Series D Warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or adjustment to the exercise price of the warrant in certain events. An adjustment of the exercise price or an adjustment that has the effect of preventing dilution generally is not taxable. However, the holders of the Series C Warrants and Series D Warrants may be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through a decrease in the exercise price of the Series C Warrants or Series D Warrants) as a result of a distribution of cash to the holders of our ordinary shares, which is taxable to the holders of such ordinary shares as described under “—Taxation of our Shareholders,” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the holders of the Series C Warrants or Series D Warrants received a cash distribution from us equal to the fair market value of such increased interest.  Holders of Series C Warrants and Series D Warrants are urged to consult their own tax advisors on these issues.

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 663,240 for 2022, which amount is linked to the annual change in the Israeli consumer price index.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our securities as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including, but not limited to:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our shares (by vote or value);

•	persons that acquired our securities pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	passive foreign investment companies; or

•	controlled foreign corporations.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner (or person or entity treated as a partner) in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) to a holder in respect of our securities and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of our securities will be in U.S. dollars. In addition, as described in “Risk Factors – Risks Related to Taxation”, there is a risk that we could be treated as a domestic (U.S.) corporation for U.S. federal income tax purposes by reason of the Reorganization; this discussion also assumes that we will be and have been treated as a foreign corporation for U.S. federal income tax purposes. Moreover, this discussion assumes that a holder owns a sufficient number of Series C Warrants and/or Series D Warrants, such that the holder will not have a fractional warrant upon the exercise of a Series C Warrant and/or, Series D Warrant, as the case may be.

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

Adjustments with Respect to Warrants

The terms of each Series C Warrant and Series D Warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment that has the effect of preventing dilution generally is not taxable. However, the U.S. Holders of the Series C Warrants and Series D Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through a decrease in the exercise price of the Series C Warrants or Series D Warrants) as a result of a distribution of cash to the holders of our ordinary shares, which is taxable to the U.S. Holders of such ordinary shares as described under “— Taxation of Cash Distributions,” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the Series C Warrants and Series D Warrants received a cash distribution from us equal to the fair market value of such increased interest. U.S. Holders of Series C Warrants and Series D Warrants are urged to consult their own tax advisors on these issues.

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

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the corporation by value, is passive income, or (b) at least 50% of the average value of its assets in a taxable year of the foreign corporation, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the corporation by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

We believe that we were a PFIC for the taxable year ended December 31, 2021 and may be a PFIC for the taxable year ending December 31, 2022. Our PFIC status for our current taxable year or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our taxable year ending December 31, 2022 or any subsequent taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares or Series C Warrants or Series D Warrants, and, in the case of our ordinary shares, the U.S. Holder did not make a timely qualified electing fund or a QEF, election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the ordinary shares, a purging election, a QEF election along with a purging election, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

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

During 2021, we entered into zero-cost collars or minimal cost collars contracts to hedge against the risk of changes in exchange rates on future cash flow from payments denominated in NIS. As of December 31, 2021, we had outstanding foreign exchange collars in the notional amount of approximately $3.5 million with a fair value asset net of $65.

As of December 31, 2021, our total assets and liabilities linked to the NIS amounted to approximately $1.9 million and $3.1 million, respectively. A 10% depreciation of the dollar in relation to the NIS would cause an exchange rate loss of approximately $115,000.

As of December 31, 2021, we had no assets linked to the Euro and our total liabilities linked to the Euro amounted to approximately $180,000. A 10% depreciation of the dollar in relation to the Euro would cause an exchange rate gain of approximately $16,000 .

During the year ended December 31, 2021, the exchange rate between the U.S. dollar and the NIS decreased by 3.27 % and the exchange rate between the U.S. dollar and the Euro increased by 8.39%. During the year ended December 31, 2020, the exchange rate between the U.S. dollar and the NIS decreased by 6.97% and the exchange rate between the U.S. dollar and the Euro decreased by 8.53%. During the year ended December 31, 2019, the exchange rate between the U.S. dollar and the NIS decreased by 7.79% and the exchange rate between the U.S. dollar and the Euro increased by 2.08%.

Interest Rate Risk

Our obligation to pay royalties to the IIA is linked to LIBOR and we are therefore exposed to changes in LIBOR.

In addition, we invest and intend to invest our cash balances, including certain of the net proceeds from our recent financings pending their ultimate use, primarily in bank deposits, corporate securities and securities issued by the U.S. and Israeli governments. We are exposed to market risks resulting from changes in interest rates relating primarily to our financial investments in cash and deposits. We do not use derivative financial instruments to limit exposure to interest rate risk. Our interest income slightly increased in 2021 mainly due to the increase in our cash amounts. Interest rates may decline in the future as a result of changes in the financial markets; however, we believe any such potential loss would be immaterial to us.

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

(c)          Attestation Report of Registered Public Accounting Firm. Our independent registered public accounting firm has audited the consolidated financial statements included in this Annual Report, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting. This report is included in pages F-1 and F-41 of this Annual Report and is incorporated herein by reference.

(d)          Changes in Internal Control Over Financial Reporting. Based on the evaluation conducted by our Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2021 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.  Principal Accountant Fees and Services.

The following table represents aggregate fees billed to us for professional services rendered for fiscal years ended December 31, 2021 and 2020 by Deloitte Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered accounting firm.

	2021	2020
Audit Fees (1)	$140,000	$75,000
Tax Fees (2)	$5,060	$19,437
Other Fees (3)	$2,961	$7,000
Total	$148,021	$101,434
_______________________

(1)
The audit fees for the years ended December 31, 2021 and 2020 were for professional services rendered for the audits of our financial statements, consents and in connection with certain of our filings with the U.S. Securities and Exchange Commission.

(2)
Tax fees for the year ended December 31, 2021, are for services rendered by our auditors in connection with a tax audit. Tax fees for the year ended December 31,2020 are for services rendered by our auditors in connection with the IIA.

(3)	Other fees for the year ended December 31, 2021 and 2020, are for services rendered by our auditors in connection with a benchmark study.

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

•
Shareholder approval.  We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Israeli Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Listing Rule 5635. In particular, under the Nasdaq Listing Rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest (or such persons collectively have a 10% or greater interest) in the target company or the assets to be acquired or the consideration to be received and the present or potential issuance of ordinary shares, or securities convertible into or exercisable for ordinary shares, could result in an increase in outstanding common shares or voting power of 5% or more; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of a stock option or purchase plan or other equity compensation arrangements, pursuant to which stock may be acquired by officers, directors, employees or consultants (with certain limited exception); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. We will seek shareholder approval for all actions requiring such under the Israeli Companies Law. Under the Israeli Companies Law, the adoption of, and material changes to, equity-based compensation plans generally require the approval of the board of directors. For details regarding the approvals required under the Israeli Companies Law for the approval of compensation of the chief executive officer, all other executive officers and directors, see “Item 6C “Directors, Senior Management and Employees — Board Practices -Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.” For details regarding the approvals required under the Israeli Companies Law for the approval of transactions with and compensation of controlling shareholders, see “Item 6C “Directors, Senior Management and Employees — Board Practices - Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions.” For details regarding the approvals required under the Israeli Companies Law for certain acquisitions of our shares and mergers, see Exhibit 2.1. “Description of Securities — Acquisitions under Israeli Law.”

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

ITEM 16H.  Mine Safety Disclosure.

Not applicable.

ITEM 16I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

Our Financial Statements beginning on pages F-1 through F-41 are hereby incorporated herein by reference.  These Financial Statements are filed as part of this Annual Report.

ITEM 19.  EXHIBITS

Exhibit Index

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of the Registrant

2.1	Description of Securities Registered under Section 12

2.2	Form of Registrant’s Ordinary Share Warrant Certificate (1)

2.3	Form of Warrant Agreement dated as of February 24, 2015 between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent (1)

2.4	Amendment No.1 dated as of June 24, 2015, to Warrant Agreement dated as of February 24, 2015 between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent (6)

2.5	Form of 2014 Underwriter Warrants (1)

2.6	Form of June 2017 Warrants (4)

2.7	Form of June 2017 Placement Agent Warrants (4)

2.8	Form of November 2017 Warrants (5)

2.9	Form of November 2017 Placement Agent Warrants (5)

2.10	Form of Ordinary Shares Warrant Certificate issued pursuant to a certain Credit Line Agreement dated as of August 20, 2014 (1)

2.11	Forms of Ordinary Shares Warrant Certificate issued to the Pontifax entities (1)

2.12	Form of Series C Warrant (7)

2.13	Form of Warrant Agent Agreement between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent (7)

2.14	Form of February 2019 Series D Warrant (9)

2.15	Form of the February 2019 Placement Agent Warrant (9)

4.1	2006 Unit Option Plan and Amendments thereto (1)

4.2	Form of Series C-1 preferred shares purchase warrant (1)

4.3	Forms of Series C-2 preferred shares purchase warrant (1)

4.4	Asset Transfer Agreement, dated as of May 31, 2009 by and between Check-Cap Ltd. and Check-Cap LLC (1)

4.5	The Agreement for ASIC Design and Development dated November 26, 2009 by and between Check-Cap Ltd. and Politechnico di Milano (1)

4.6	Form of Indemnification Agreement (1)

4.7	2015 Equity Incentive Plan and 2015 United States Sub-Plan to 2015 Equity Incentive Plan (2)

4.8	Compensation Policy for Executive Officers and Directors (17)

4.9	Securities Purchase Agreement dated as of May 30, 2017 by and among Check-Cap Ltd. and the Purchasers named therein (4)

4.10	Securities Purchase Agreement dated as of November 20, 2017 by and among Check-Cap Ltd. and the Purchasers named therein (5)

4.11	Underwriting Agreement, dated as of May 4, 2018, by and between Check-Cap Ltd. and H.C. Wainwright & Co., LLC (8)

4.12	Form of Securities Purchase Agreement dated as of February 4, 2019 by and between Check-Cap Ltd. and the Purchasers named therein (9)

4.13	Form of Securities Purchase Agreement dated as of December 19, 2019 by and between Check-Cap Ltd. and the Purchasers named therein (10)

4.14	Form of Securities Purchase Agreement dated as of April 20, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto (11)

4.15	Form of Securities Purchase Agreement dated as of April 30, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto (12)

4.16	Form of Securities Purchase Agreement dated as of May 8, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto (13)

4.17	Form of Securities Purchase Agreement dated as of June 30, 2021 by and between Check-Cap Ltd. and the Purchasers signatory thereto (18)

4.18	Form of Warrant Exercise Agreement dated as of July 23, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto (14)

4.19	Form of Securities Purchase Agreement dated as of March 1, 2022 by and between Check-Cap Ltd. and the Purchasers signatory thereto (19)

4.20	Form of Warrant Amendment Agreement dated as of March 1, 2022 by and between Check-Cap Ltd. and the Purchasers signatory thereto

4.21	Form of Warrant issued by Check-Cap Ltd. on April 22, 2020 (11)

4.22	Form of Warrant issued by Check-Cap Ltd. on May 4, 2020 (12)

4.23	Form of Warrant issued by Check-Cap Ltd. on May 13, 2020 (13)

4.24	Form of Warrant issued by Check-Cap Ltd. on July 27, 2020 (14)

4.25	Form of Warrant issued by Check-Cap Ltd. on July 2, 2021 (18)

4.26	Form of Warrant issued by Check-Cap Ltd. on March 3, 2022 (19)

4.27	Form of Placement Agent Warrant issued by Check-Cap Ltd. on April 22, 2020 (15)

4.28	Form of Placement Agent Warrant issued by Check-Cap Ltd. on May 4, 2020 (15)

4.29	Form of Placement Agent Warrant issued by Check-Cap Ltd. on May 13, 2020 (15)

4.30	Form of Placement Agent Warrant issued by Check-Cap Ltd. on July 27, 2020 (14)

4.31	Form of Placement Agent Warrant issued by Check-Cap Ltd. on July 2, 2021 (18)

4.32	Form of Placement Agent Warrant issued by Check-Cap Ltd. on March 3, 2022 (19)

4.33	Exclusive License Agreement between the Company and the Curators of the University Of Missouri, dated February 26, 2021 (20)

8.1	List of Subsidiaries (16)

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Brightman Almagor Zohar & Co., independent registered public accounting firm

101.INS	Inline XBRL Instant Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

____________________________

(1)	Incorporated by reference to the Registration Statement on Form F-1 of the Registrant (File No. 333-201250).

(2)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities Exchange Commission on July 6, 2015.

(3)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on August 12, 2016.

(4)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on June 2, 2017.

(5)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on November 22, 2017.

(6)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on June 24, 2015.

(7)	Incorporated by reference to the Registration Statement on Form F-1/A by the Registrant with the Securities and Exchange Commission on April 25, 2018.

(8)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on May 4, 2018.

(9)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on February 6, 2019.

(10)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the SEC on March 6, 2020.

(11)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on April 22, 2020.

(12)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on May 4, 2020.

(13)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on May 12, 2020.

(14)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on July 24, 2020.

(15)	Incorporated by reference to the Registration Statement on Form F-1 by the Registrant with the SEC on May 20, 2020.

(16)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on March 15, 2016.

(17)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on March 15, 2016.

(18)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on July 2, 2021.

(19)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on March 3, 2022.

(20)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the SEC on March 18, 2021.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CHECK-CAP LTD.

Date: April 6, 2022	By: /s/ Alex Ovadia
Name: Alex Ovadia
Title: Chief Executive Officer (Principal Executive Officer)

By: /s/ Mira Rosenzweig
Name: Mira Rosenzweig
Title: Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

CHECK CAP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

CHECK CAP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Check-Cap Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Check-Cap Ltd. and its subsidiary (the "Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 6, 2022, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

Changes in Ordinary Share Capital– Refer to Note 10 to the Consolidated Financial Statements

Critical Audit Matter Description

During the year ending December 31, 2021, the Company raised equity in the aggregate amount of $35,000 thousands ($31,801 thousands net of issuance expenses), through an equity transaction, by issuing shares and warrants.

We deemed our audit over the allocation, classification and accuracy of equity transaction as challenging from a perspective of audit effort in comparison to our audit as a whole, because of the amount of equity transaction and due to the magnitude of total amounts raised. As such, we believe this represents a critical audit matter.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to equity transaction included the following, among others:

1.	We tested the effectiveness of the Company’s controls over the accounting treatment for the equity transaction.

2.	We read the agreements and analyzed the terms of the Company’s equity transaction.

3.	We evaluated the interpretation and application of the relevant accounting guidance in relation to the appropriateness of the classification in equity of warrants issued in this transaction.

4.	We agreed the consideration received from the transaction to the respective bank statement.

5.	We compared the shares issued and outstanding to the confirmation obtained directly from the transfer agent.

/s/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv, Israel
April 6, 2022

We have served as the Company's auditor since 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Check-Cap Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Check-Cap Ltd. and subsidiary (the “Company”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated April 6, 2022, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in the Deloitte Global Network
 Tel Aviv, Israel

April 6, 2022

CHECK CAP LTD
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

		December 31,
	Note	2 0 2 1	2 0 2 0
Assets
Current assets
Cash and cash equivalents		$26,457	$7,703
Restricted cash	2	350	350
Short-term bank deposit		25,104	10,079
Prepaid expenses and other current assets	3	839	285
Total current assets		52,750	18,417

Non-current assets
Property and equipment, net	4	1,793	823
Operating leases	5	1,116	398
Total non-current assets		2,909	1,221
Total assets		$55,659	$19,638

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accruals
Trade		$1,050	$862
Other		680	345
Employees and payroll accruals	6	1,961	1,510
Operating lease liabilities	5	350	264
Total current liabilities		4,041	2,981

Non-current liabilities
Royalties provision	8A	132	154
Operating lease liabilities	5	795	125
Total non-current liabilities		927	279

Shareholders' equity	10
Share capital, Ordinary shares, 2.4 NIS par value (360,000,000 authorized shares as of December 31, 2021 and 2020; 96,411,949 and 46,239,183 shares issued and
outstanding as of December 31, 2021 and 2020, respectively)		68,787	31,646
Additional paid-in capital		90,089	75,715
Accumulated deficit		(108,185)	(90,983)
Total shareholders' equity		50,691	16,378

Total liabilities and shareholders' equity		$55,659	$19,638

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

		Year ended December 31,
	Note	2 0 2 1	2 0 2 0	2 0 1 9

Research and development expenses, net	12	$12,349	$10,008	$10,474
General and administrative expenses	13	4,972	3,924	3,595
Operating loss		17,321	13,932	14,069

Finance income, net	14	119	86	233

Net loss		$17,202	$13,846	$13,836
Other comprehensive loss:
Change in fair value of cash flow hedge		-	-	(13)
Comprehensive loss		$17,202	$13,846	$13,823
Loss per share:
Net loss per ordinary share - basic and diluted		$0.21	$0.46	$1.73

Weighted average number of ordinary shares outstanding - basic and diluted	15	82,807,556	30,351,368	7,986,059

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share and per share data)

	Ordinary shares
			Additional	Other		Total
			paid-in	comprehensive	Accumulated	Shareholders’
	Number	Amount	capital	Loss	deficit	equity
Balance as of December 31, 2018	5,330,684	$3,456	$72,888	$(13)	$(63,301)	$13,030
Changes during 2019:
Issuance of ordinary shares and warrants,
in the 2019 registered direct
offering, net of issuance expenses in an amount of $987 (1)	2,906,376	1,927	4,584	-	-	6,511
Exercise of warrants into ordinary shares	734	-	-	-	-	-
RSU vesting	35,114	24	(24)			-
Share-based compensation	-	-	516			516
Change in fair values of cash flow hedge	-	-	-	13	-	13
Net loss	-	-	-	-	(13,836)	(13,836)
Balance as of December 31, 2019	8,272,908	$5,407	$77,964	$-	$(77,137)	$6,234
Changes during 2020:
Issuance of ordinary shares in private
placement, net of issuance expenses in
an amount of approximately $29	2,720,178	1,894	2,837	-	-	4,731
Issuance of ordinary shares and warrants
in the April – May 2020 Financings, net
of issuance expenses in an amount of $1,361	19,166,670	13,039	(2,900)	-	-	10,139
Issuance of ordinary shares and
warrants in the Warrant Exercise Transaction,
net of issuance expenses in an amount of $920	16,054,223	11,290	(2,578)	-	-	8,712
RSU vesting	25,204	16	(16)	-	-	-
Share-based compensation	-	-	408			408
Net loss	-	-	-	-	(13,846)	(13,846)
Balance as of December 31, 2020	46,239,183	$31,646	$75,715	$-	$(90,983)	$16,378
Exercise of warrants, net of issuance expenses in
an amount of $22	24,204,682	18,099	1,120	-	-	19,219
Issuance of ordinary shares and warrants
in the June 2021 Registered Direct Offering, net
of issuance expenses in an amount of
$3,199	25,925,926	19,011	12,790	-	-	31,801
Option exercise	7,000	5	(1)	-	-	4
RSU vesting	35,158	26	(26)	-	-	-
Share-based compensation	-	-	491	-	-	491
Net loss	-	-	-	-	(17,202)	(17,202)
Balance as of December 31, 2021	96,411,949	$68,787	$90,089	$-	$(108,185)	$50,691

(1)	Includes pre-funded units to purchase 1,024,876 ordinary shares at a purchase price of $2.57 per pre-funded unit, issued in connection with the registered direct offering. See Note 10B(2)(k).

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(17,202)	$(13,846)	$(13,836)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	205	148	115
Share-based compensation	491	408	516
Financial expenses, net	-	7	40
Changes in assets and liabilities items:
Decrease (increase) in prepaid and other current assets and non-current assets	(549)	106	(420)
Increase (decrease) in trade accounts payable, accruals and other current liabilities	362	(317)	503
Increase in employees and payroll accruals	451	409	242
Decrease in royalties provision	(22)	(28)	(3)
Net cash used in operating activities	$(16,264)	$(13,113)	$(12,843)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(1,006)	(379)	(167)
Proceeds from (Investment in) short-term bank and other deposits	(15,000)	(10,072)	5,612
Net cash provided by (used in) investing activities	$(16,006)	$(10,451)	$5,445

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of warrants into ordinary shares, net of issuance expenses	19,219	-	-
Issuance of ordinary shares in the registered direct offerings, net of issuance expenses	31,801	10,139	6,511
Options Exercise	4	-	-
Issuance of ordinary shares and warrants in the Warrant Exercise Transaction, net of issuance expenses	-	8,712	-
Issuance of ordinary shares in the private placement, net of issuance expenses	-	4,731	-
Net cash provided by financing activities	$51,024	$23,582	$6,511

Net increase (decrease) in cash, cash equivalents and restricted cash	18,754	18	(887)

Cash, cash equivalents and restricted cash at the beginning of the year	8,053	8,035	8,922

Cash, cash equivalents and restricted cash at the end of the year	$26,807	$8,053	$8,035

Supplemental information for Cash Flow:

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9
Supplemental disclosure of non-cash flow information
Purchase of property and equipment	161	45	32
Recognition of operating leases and operating lease liabilities from adoption of ASU 2016-02	-	-	369
Assets acquired under operating leases	1,048	151	223
Supplemental disclosure of cash flow information
Cash paid for taxes	33	5	15

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEET
Cash and Cash equivalents	$26,457	$7,703	$7,685
Restricted cash included current assets	350	350	350
Total cash, cash equivalents, and restricted cash	$$26,807	$8,053	$8,035

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

(4)
Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, recruiting management and technical staff, acquiring assets and raising capital. The Company is still in its development and clinical stage and has not yet generated revenues. The Company has incurred losses of $17,202 and $13,846 for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, the Company's accumulated deficit was approximately $108,185. The extent of the Company's future operating losses and the timing of becoming profitable are uncertain.

The Company has funded its operations to date primarily through equity financings, sale of its ordinary shares and warrants, the exercise of warrants and other financing transactions and through grants from the Israel Innovation Authority of the Ministry of Economy and Industry (the "IIA").

Additional funding will be required to complete the Company's research and development and clinical trials, to attain regulatory approvals, to establish manufacturing infrastructure and to begin the commercialization efforts of C-Scan. The Company has not yet commercialized its product. Even if the Company commercializes its product, it may not become profitable in the foreseeable future. The Company’s ability to achieve profitability depends on a number of factors, including its ability to obtain regulatory approval for its product, successfully complete any post-approval regulatory obligations and successfully commercialize its product alone or in partnership.

To meet its capital needs, the Company is considering multiple alternatives, including, but not limited to, additional equity financings and other financing transactions. While the Company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future on a timely basis on terms acceptable to the Company, or at all. Uncertain market conditions and approval by regulatory bodies and adverse results from clinical trials may (among other reasons) adversely impact the Company's ability to raise capital in the future.

On March 3, 2022, the Company consummated a registered direct offering (the “March 2022 Registered Direct Offering”) for gross proceeds of $10,000 (approximately $8,900 net of issuance expenses). The Company believes that current cash on hand, including the net proceeds from March 2022 Registered Direct Offering, will be sufficient to fund its ongoing operations and plans into the first quarter of 2024. Management expects that the Company will continue to generate losses from the development, manufacturing and infrastructure costs, clinical development and regulatory activities of C-Scan, which will result in negative cash flow from operating activity. The actual amount of cash that the Company will need to operate is subject to many factors, including, but not limited to, the initiation, timing, progress and results of clinical trials and other product development efforts regulatory path along with cost to commercialize its product.

(5)
As described in Notes 10B(2)(b) and 10B(2)(d), on February 24, 2015, the Company consummated an Initial Public Offering in the United States (U.S.) (the "IPO") concurrently with a private placement.

On August 11, 2016, the Company consummated a registered direct offering of ordinary shares and pre-funded warrants. See Note 10B(2)(g).

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 1 - GENERAL INFORMATION (Cont.)

A.	General (cont.)

On June 2, 2017, the Company consummated a registered direct offering of ordinary shares and a simultaneous private placement of warrants. See Note 10B(2)(h).

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

During the first quarter of 2021, certain investors exercised their warrants previously issued by the Company. See Note 10B(2)(o).

On July 1, 2021, the Company consummated a registered direct offering of ordinary shares and warrants. See Note 10B(2)(p).

On March 3, 2022, the Company consummated a registered direct offering of ordinary shares and warrants. See Note 17(2).

The Company's ordinary shares and Series C Warrants are listed on the NASDAQ Capital Market under the symbols "CHEK" and CHEKZ” respectively.

The Company’s Series A Warrants, formerly listed on the NASDAQ Capital Market under the symbol “CHEKW”, expired on February 24, 2020; and their listing was suspended on February 28, 2020.

The consolidated financial statements of the Company as of and for the year ended December 31, 2021 include the financial statements of the Company and its wholly-owned U.S. subsidiary.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 1 - GENERAL INFORMATION (Cont.)

A.	General (cont.)

(6)
On December 23, 2021, the Company announced that it received a letter from the Staff, indicating that the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed companies to maintain a minimum bid price of $1.00 per share. The Company was provided by Nasdaq with a compliance period of 180 calendar days (i.e., until June 21, 2022) to regain compliance pursuant to Nasdaq Listing Rules. The Company is able to regain compliance, if at any time during such 180 day period, the closing bid price of its ordinary shares is at least $1.00 for a minimum of ten consecutive business days. In the event the Company does not regain compliance after the initial 180-day period, the Company may then be eligible for an additional time if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period.

(7)
In early 2020, the World Health Organization declared the rapidly spreading coronavirus disease (COVID-19) outbreak a pandemic. The Company has in the past experienced temporary disruptions to its operations as a result of the COVID-19 pandemic including disruptions to the Company’s clinical studies and implemented several temporary cost reduction measures. The Company has also implemented several measures according to the Israel Ministry of Health’s guidelines, including remote working whenever possible, physical separation between employees and daily employee health monitoring. Infection rates in Israel have recently spiked upwards and the extent to which the COVID-19 pandemic shall impact the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, the impact on the global economy, the impact of any further waves of COVID-19, the efficacy of the vaccines and the other actions that may be required to contain COVID-19 or treat its impact. In particular, the continued spread of COVID-19 globally could materially adversely impact the Company’s operations and workforce, including its research and clinical trials and its ability to continue raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the Company’s development plans, and could result in the inability of the Company’s suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have a material adverse impact on the Company’s business, financial condition and results of operation.

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

As of December 31, 2021 and 2020, the Company had outstanding foreign exchange collars in the notional amount of approximately $3,466 and $1,870, respectively. These options were set for a period of up to six months as of December 31, 2021. The Company measured the fair value of the options in accordance with provisions of ASC No. 820 (classified as level 2 of the fair value hierarchy). The fair value of the Company’s outstanding collars on December 31, 2021 and 2020 amounted to an asset, net, of $65 and $12, respectively and is included in other current assets.

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

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360-10 "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets (or asset group) to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2021, 2020 and 2019, no impairment losses were recorded.

I.	Research and development costs

Research and development costs are expensed as incurred and consist primarily of costs for personnel, subcontractors and consultants (mainly in connection with clinical trials) and materials for research and development and clinical activities. Grants received by the Company from the IIA are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and applied as a deduction from research and development expenses. Such grants are included as a deduction of research and development costs.

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

With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2021, and 2020, the Company is not a party to any ligation that could have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

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

The Company selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for its share-based awards. The option-pricing model requires a number of assumptions, of which the most significant are the fair market value of the underlying ordinary shares, expected share price volatility and the expected option term. In the years ended December 31, 2021, 2020 and 2019, expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected term of the options.

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

In accordance with ASC 740, the Company reflects in the financial statements the benefit of positions taken in a previously filed tax return or expected to be taken in a future tax return only when it is considered 'more-likely-than-not' that the position taken will be sustained by a taxing authority. As of December 31, 2021 and 2020, the Company had no unrecognized income tax positions, and, accordingly, there is no impact on the Company's effective income tax rate associated with these items.

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

The Company has granted a pledge in favor of Bank Leumi Le-Israel B.M in the amount of $350 to secure certain payment obligations of the Company in connection with hedge transactions. This amount was classified as restricted cash balance as of December 31, 2021 and 2020.

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

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This standard is effective for the Company from January 1, 2021 and must be applied on a modified retrospective basis. The adoption of the standard did not have a material impact on the Company's financial statements and disclosures.

In November 2021, the FASB issued ASU No. 2021- 10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The Company already adopted ASU No. 2021- 10, in its financial statements.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 3 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

Composition:

	December 31,
	2 0 2 1	2 0 2 0

Government institutions	206	142
Prepaid expenses	470	124
Deposits	13	11
Other assets	150	8
	839	285

NOTE 4 - PROPERTY AND EQUIPMENT, NET

Composition:

	December 31,
	2 0 2 1	2 0 2 0
Cost:
Office furniture and equipment	723	221
Laboratory equipment	1,721	1,163
Computers and auxiliary equipment	540	432
	2,984	1,816
Accumulated depreciation	1,191	993
Property and equipment, net	1,793	823

Depreciation expenses amounted to $205, $148 and $115 for the years ended December 31, 2021, 2020 and 2019, respectively.

NOTE 5 - LEASES

On January 1, 2019, the Company adopted ASU 2016-02, using the modified retrospective approach for all lease arrangements at the beginning period of adoption.

On January 26, 2021, the Company entered into a new lease agreement, as amended (the “Amended Lease Agreement”), according to which, effective as of April 1, 2021, the Company leases a total of approximately 1,550 square meters at its facility located in Isfiya, Israel. The Amended Lease Agreement expires on December 31, 2023, and the Company has an option to extend the lease period for an additional three years. The Company has the right to terminate the Amended Lease Agreement at any time, upon at least 60 days prior written notice. Monthly rental expenses under the lease agreement are $16.1. Prior to entering into the Amended Lease Agreement, the Company leased approximately 900 square meters at the same facility under a lease agreement, originally scheduled to expire on May 31, 2022.

According to ASC 842, the Amended Lease Agreement was accounted for as a lease modification and, therefore, the lease liability was remeasured as of the modification date with an adjustment recorded to the underlying right of use asset.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 5 - LEASES (Cont.)

In addition, the Company leases vehicles under various operating lease agreements.

On December 31, 2021, the Company’s operating lease assets and lease liabilities (both the current and non-current portion) for operating leases totaled $1,116 and $1,145, respectively.

Supplemental cash flow information related to operating leases was as follows:

Year
Ended
December 31, 2021
Cash payments for operating leases	$327

The Company uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable. As of December 31, 2021, the Company’s operating leases had a weighted average remaining lease term of 4.3 years and a weighted average borrowing rate of 3.8%. Upon adoption of ASC 842, discount rates for existing operating leases were established as of January 1, 2019. Future lease payments under operating leases as of December 31, 2021 were as follows:

Operating
Leases

2022	$348
2023	289
2024 and after	581
Total future lease payments	1,218
Less imputed interest	(73)
Total lease liability balance	$1,145

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 6 - EMPLOYEE BENEFITS AND PAYROLL ACCRUALS

A.	Composition:

	December 31,
	2 0 2 1	2 0 2 0
Short-term employee benefits:
Benefits for vacation and recreation pay	573	441
Liability for payroll, bonuses and wages	1,388	1,069
	1,961	1,510

B.	Post-employment benefits

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

For information regarding related parties, see Note 16.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 7 - INCOME TAXES

A.	The Company

Check-Cap Ltd. is taxed according to Israeli tax laws:

1.	Corporate tax rates in Israel

The Israeli corporate tax rate in years 2019, 2020, 2021 and onwards is 23%.

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

In accordance with the Income Tax Ordinance, as of December 31, 2021, all of the Company’s tax assessments through tax year 2016 are considered final.

B.	Check-Cap US, Inc.

Check-Cap US, Inc. is taxed according to U.S. tax laws at a rate of 21%.

Check-Cap US, Inc. operating loss or “NOL” carry-forwards was $4 as of December 31, 2021 and 2020.

C.	Deferred income taxes

In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. Based on the Company's history of losses, the Company established a full valuation allowance on its net-operating loss carryforwards.

	December 31,
	2 0 2 1	2 0 2 0

Carry-forward tax losses	24,677	19,774
Less valuation allowance	(24,677)	(19,774)
	-	-

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

The Company has a liability to pay royalties for the development of an ASIC component which is used as an amplifier for the capture of signals at low frequencies from X-ray detectors contained in the capsule. The institution that developed the ASIC is entitled to receive royalties from the Company in the amount of 50 € cents (57 U.S cents) for every ASIC component that the Company will sell, capped at €200 (approximately $226). This royalty is considered as a liability.

The royalty liability is calculated based on estimated future sales generated by products which include the ASIC component. As of December 31, 2021, the Company believes that it will be required to pay the above mentioned royalties, and accordingly, recorded, as of December 31, 2021, a provision in a total amount of $132.

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

As a part of the reorganization, the Company committed to reimburse the unit holders of the Predecessor Entity for any tax burdens that may be imposed on them due to the reorganization. The reimbursement liability is calculated assuming deemed royalties are paid to the U.S. unit holders of Check-Cap LLC under Section 367(d) of the Code, and is based in part on the Company’s forecasted sales with a cap calculated as the fair value of the share as determined at the date of the financial statements. The reimbursement liability is calculated by multiplying the estimated tax rate by the lowest of: (1) expected cash outflows for a period of 15 years ended December 31, 2023, discounted using a discount factor commensurate with the risk of the Company, and (2) value of the shares held by U.S. unit holders of the Predecessor Entity as of December 31, 2021 multiplied by $0.6747, the last reported price per share of the Company’s ordinary shares on the Nasdaq Capital Market on December 31, 2021. Any updates in the contingent liability will be charged to earnings. Since the Company does not expect to be profitable in year 2023, the liability based on the discounted outflows is $0. As a result, as of December 31, 2021, the balance of the reimbursement liability totaled $0.

	December 31,
	2 0 2 1	2 0 2 0

Royalties to an ASIC designer	132	140
Reimbursement liability to Predecessor Entity's unit holders	-	14
	132	154

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.	Commitments

(1)	Royalties

The Company's research and development efforts are financed, in part, through funding from the IIA and the BIRD Foundation. Since the Company's inception through December 31, 2021, the Company received funding from the IIA and the BIRD Foundation in the total amount of approximately $5,600 and $114, respectively. In year 2021, the Company received grants approval from the IIA to support the funding of the Company’s transition from research and development to manufacturing, of which approximately $349 was received in year 2021 and $82 was received in January 2022. The grants received under this plan are not subject to future royalties.

According to the terms of applicable law as currently in effect regarding the grants received before year 2021, the IIA is entitled to royalties equal to 3-4% (or at an increased rate under certain circumstances) of the revenues from sales of products and services based on technology developed using IIA grants, up to the full principal amount (which may be increased under certain circumstances) of the U.S. Dollar-linked value of the grants, plus interest at the rate of 12-month LIBOR. The obligation to pay these royalties is contingent on actual sales of the applicable products and services and in the absence of such sales, no payment is required. As of December 31, 2021, the Company had not paid any royalties to the IIA and had a contingent liability to the IIA in the amount of approximately $6,136.

On July 13, 2014, the Company entered into a Cooperation and Project Funding Agreement with the BIRD Foundation and Synergy and during 2014-2017, the Company, together with Synergy, had received funding from the BIRD Foundation in the aggregate amount of approximately $127. Based on the aggregate expenses that the Company incurred for such project, it refunded to the BIRD Foundation an amount of approximately $13. The Company will not be receiving additional funding from the BIRD Foundation for the project, which is no longer active. As of December 31, 2021, the Company had not paid any royalties to the BIRD Foundation and had a contingent obligation to the BIRD foundation in the amount of $194.

(2)	Rental agreements

1.
On January 26, 2021, the Company entered into the Amended Lease Agreement according to which, effective as of April 1, 2021, it leases approximately 1,550 square meters at the facility located in Isfiya, Israel. The Amended Lease Agreement expires on December 31, 2023, and the Company has an option to extend the lease period for an additional three years. The Company has the right to terminate the agreement at any time, upon at least 60 days prior written notice.

Monthly rental expenses under the Amended Lease Agreement are $16.1. See also Note 5.

2.
On December 30, 2021, the Company entered into a Sub-lease Agreement (the “Sub-lease Agreement”), with a Company supplier ( the “Lessor”) according to which, the Company leases approximately 70 square meters laboratory production of certain components in Petach Tikva , Israel. The agreement will enter into effect upon receipt of certain permits including a business license from Petach Tikva municipality that as of December 31, 2021 had not yet been received. The Sub-lease Agreement expires on January 31, 2025, and the Company has an option to extend the lease period for an additional two years. The Company has the right to terminate the agreement at any time, upon at least 90 days prior written notice. The lessor has the right to terminate the Sub-lease Agreement, upon at least 12 months prior written notice. The Sub Lease Agreement is part of an amended agreement with the supplier for certain additional services. Total monthly rental expenses under the Sub-lease Agreement and the payment for other services is $30.5.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.	Commitments (Cont.)

(3)	Vehicle lease and maintenance agreements

The Company entered into several 32-36 months lease and maintenance agreements for vehicles, which are regularly amended as new vehicles are leased. The current monthly lease fees are approximately $21. See also Note 5.

(4)	The Company issued purchase orders to certain suppliers in order to secure strategic inventory of key components that as of December 31,2021 have not yet been supplied.

C.	Legal

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

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2021
	Fair value measurements using input type
	Level 1	Level 2	Total
Cash and cash equivalents:
Money market funds	$2,160		$2,160
Other current assets :
Foreign currency derivative instruments		$65	$65
Total financial assets	$2,160	$65	$2,225

	December 31, 2020
	Fair value measurements using input type
	Level 1	Level 2	Total
Cash and cash equivalents:
Money market funds	$2,158		$2,158
Other current assets:
Foreign currency derivative instruments		$12	$12
Total financial assets	$2,158	$12	$2,170

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10 - SHAREHOLDERS' EQUITY

A.
Effective April 4, 2018, the Company's Board of Directors effected a reverse share split of 1-for-12 (i.e., 12 ordinary shares were combined into one ordinary share) (“Reverse Share Split”). Share and per share amounts in the financial statements, prior to April 4, 2018, have been adjusted to reflect the Reverse Share Split.

B.	Ordinary shares

1. The ordinary shares provide their holder with rights to receive dividends in cash and shares, and rights to participate at the time of distributing liquidation dividends. Additionally, the ordinary shareholders have the right to vote at shareholder meetings in a manner that each share provides one voting right to its holder.

2.	Changes in ordinary share capital

a)
On May 11, 2010, the Company issued, free of charge, to all of its shareholders (except for certain ordinary shareholders), warrants to purchase an aggregate of 32,174 ordinary shares (hereafter- "Anti-dilution Warrants"). The Anti-dilution Warrants were issued in order to prevent the dilution of the holdings of such Company shareholders due to certain options granted to the then Company's CEO ("CEO options"). The Anti-dilution Warrants were subject to automatic exercise, without consideration (unless the holder thereof objected to such exercise), upon the exercise by the Company's CEO of the CEO Options. The fair value of the Anti-dilution Warrants on the grant date was immaterial. Anti-dilution warrants to purchase 734 and 7,724 ordinary shares were exercised during the years ended December 31, 2019 and 2018, respectively. The remaining Anti-dilution Warrants to purchase 6,512 ordinary shares expired on May 11, 2020.

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

Under the terms of the credit line agreement, the Company directed that the entire credit line amount (that was in escrow) be invested in the Private Placement, consummated simultaneously with the consummation of the IPO on February 24, 2015. The Company issued to the Lenders 166,667 units at a price of $72 per unit, before issuance cost. Each unit consisted of one ordinary share and one-half of a Series A Warrant to purchase one ordinary share. Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants. Each whole Series A Warrant entitled the holder to purchase one ordinary share at an exercise price of $90. Upon vesting, each Long Term Incentive Warrant entitles the holder to purchase one ordinary share at an exercise price of $82.80. The Company received net proceeds from the Private Placement of approximately $10,900 (net of issuance cost of approximately $1,200, including certain warrants with a value of $125 issued in connection with the Private Placement). The Series A Warrants expired on February 24, 2020. As of December 31, 2021 and December 31, 2020, Long Term Incentive Warrants to purchase 378,047 ordinary shares were outstanding. The Long Term Incentive Warrants expired on February 24, 2022.

e)	No CLA Warrants were exercised during the years ended December 31, 2021 and 2020. As of December 31, 2021, CLA Warrants to purchase 7,389 ordinary shares were outstanding.

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

h)
On June 2, 2017, the Company consummated a registered direct offering of 112,460 ordinary shares at a price of $24.00 per share and a simultaneous private placement of one-year warrants to purchase 112,460 ordinary shares at an exercise price of $25.50 per share immediately exercisable. The Company received gross proceeds from this registered direct offering of approximately $2,690. On June 2, 2018, all of the warrants issued in this offering expired. As of December 31, 2021, warrants to purchase 5,625 ordinary shares issued to the placement agent in connection with the offering were outstanding.

i)
On November 22, 2017, the Company consummated a registered direct offering of 189,387 ordinary shares at a price of $13.20 per share and a simultaneous private placement of five-year warrants to purchase 142,042 ordinary shares at an exercise price of $15 per share immediately exercisable. The Company received gross proceeds from this registered direct offering of approximately $2,500. On April 25, 2018, 56,812 of these warrants were cashless exercised into 13,574 ordinary shares. On July 27, 2020, as part of the Warrants Exercise Transaction (see Note 10B(2)(n)), all of the 85,228 warrants that were outstanding as of that date, were exercised into ordinary shares. As of December 31, 2021, warrants to purchase 9,471 ordinary shares issued to the placement agent in connection with the offering were outstanding.

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

The Company received gross proceeds from the 2018 Public Offering and exercise in full of the over-allotment option of approximately $20,200 (before deducting underwriting discounts and commissions and other offering fees and expenses). During May 2018, the 450,909 pre-funded warrants were exercised in full in consideration of additional gross proceeds of approximately $4,500. As of December 31, 2021, Series C Warrants to purchase 3,667,788 ordinary shares were outstanding.

k)
On February 6, 2019, the Company issued 1,881,500 units, (the “2019 Units”) at a purchase price of $2.58 per unit, and 1,024,876 pre-funded units (the “2019 Pre-funded Units”), at a purchase price of $2.57 per 2019 Pre-Funded Unit, in a registered direct offering (the “2019 Registered Direct Offering”). Each unit consisted of one ordinary share of the Company and one Series D Warrant to purchase 0.5 ordinary share of the Company. Each 2019 Pre-Funded Unit consisted of one pre-funded warrant to purchase one ordinary share and one Series D Warrant to purchase 0.5 ordinary share. The exercise price of each pre-funded warrant included in the 2019 Pre-Funded Unit was $0.01 per share. The Series D Warrants have an exercise price of $2.58 per ordinary share and are immediately exercisable and will expire on the fifth anniversary of the original issuance date. The Company also issued placement agent warrants to purchase up to an aggregate of 203,446 ordinary shares, on the same terms as the warrants issued to the investors, except they have an exercise price of $3.225 per share. The Company received gross proceeds from the February 2019 Registered Direct Offering of approximately $7,500 (including proceeds from the exercise of 1,024,876 pre-funded warrants), or approximately $6,500, net of issuance expenses in the amount of $987. On July 27, 2020, as part of the Warrants Exercise Transaction (see Note 10B(2)(n)), warrants to purchase 968,992 ordinary shares were exercised for ordinary shares and warrants. As of December 31, 2021, warrants to purchase 484,196 ordinary shares held by certain investors and warrants to purchase 203,446 ordinary shares held by the placement agent were outstanding.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10 - SHAREHOLDERS' EQUITY (Cont.)

B.	Ordinary shares (Cont.)

2.	Changes in ordinary share capital (Cont.)

l)
On December 19, 2019, the Company entered into definitive agreements with certain investors to sell an aggregate of 2,720,178 ordinary shares at a purchase price of $1.75 per share in a private placement, resulting in gross proceeds of approximately $4,760. The closing of the transaction occurred in February 2020.

m)	April – May 2020 registered direct offerings

On April 22, 2020, May 4, 2020 and May 13, 2020, the Company issued 6,666,669, 7,500,001 and 5,000,000 ordinary shares, respectively, in registered direct offerings (the “April-May 2020 Registered Direct Offering”) at a purchase price of $0.60 per share and issued to the investors unregistered warrants to purchase an aggregate of 6,666,669, 7,500,001 and 5,000,000 ordinary shares, respectively, in a private placement. The warrants are immediately exercisable and will expire five and one-half years from the issuance date at an exercise price of $0.80 per ordinary share, subject to certain adjustments. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. The terms of the warrants did not include features that would preclude equity classification. The Company also issued unregistered placement agent warrants to purchase up to an aggregate of 466,667, 525,000 and 350,000 ordinary shares, respectively, on the same terms as the warrants issued to the investors in the private placement, except they have a term of five years and an exercise price of $0.75 per share. The Company received gross proceeds from the April-May 2020 Registered Direct Offerings of approximately $11,500, or approximately $10,139, net of issuance expenses in the amount of $1,361.

On July 27, 2020, as part of the Warrants Exercise Transaction, warrants to purchase an aggregate 15,000,003 ordinary shares were exercised. During the first quarter of 2021, warrants to purchase 4,166,667 ordinary shares held by certain investors and warrants to purchase 1,341,667 ordinary shares held by the placement agent warrants were exercised into ordinary shares (see Note 10B(2)(n)).

n)
On July 23, 2020, the Company entered into a warrant exercise agreement, (the “Warrants Exercise Transaction”), with several existing institutional investors who are the holders (the “Holders”) of warrants issued in May 2020, April 2020, February 2019 and November 2017 (the “Old Warrants”), to purchase ordinary shares, pursuant to which the Holders agreed to exercise in cash their Old Warrants to purchase up to an aggregate of 16,054,223 ordinary shares having exercise prices ranging from $15.00 to $0.80 per share issued by the Company, at a reduced exercise price of $0.60 per share, resulting in gross proceeds to the Company of approximately $9,632 or approximately $8,712, net of issuance expenses in the amount of approximately $920. Closing occurred on July 27, 2020. Under the Warrants Exercise Transaction agreement, the Company also issued to the Holders new unregistered warrants to purchase up to 19,265,068 ordinary shares, (the “Private Placement Warrants”). The Private Placement Warrants are immediately exercisable, expire five and one-half years from issuance date and have an exercise price of $0.80 per share, subject to certain adjustment. The Private Placement Warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. The terms of the warrants did not include features that would preclude equity classification. In addition, the Company issued unregistered placement agent warrants to purchase up to an aggregate of 1,123,796 ordinary shares on the same terms as the warrants issued to the Holders, except that they have an exercise price of $0.75 per share. During the first quarter of 2021, an aggregate of 17,572,552 warrants held by certain investors and 1,123,796 warrants held by the placement agent, were exercised into ordinary shares. As of December 31, 2021, warrants to purchase 1,692,515 ordinary shares held by certain investors, were outstanding.

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

p)
On June 30, 2021, the Company entered into a definitive agreement with several institutional and accredited investors for the purchase and sale of 25,925,926 of the Company's ordinary shares and accompanying short-term warrants to purchase up to an aggregate of 25,925,926 of the Company's ordinary shares in a registered direct offering (the “June 2021 Registered Direct Offering”). The June 2021 Registered Direct Offering was consummated on July 2, 2021. The warrants are immediately exercisable and will expire three and one-half years from the issuance date at an exercise price of $1.50 per ordinary share, subject to certain adjustments. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. The terms of the warrants did not include features that would preclude equity classification. The Company also issued registered placement agent warrants to purchase up to an aggregate of 1,296,296 ordinary shares, substantially on the same terms as the warrants issued to the investors in the private placement, except they have an exercise price of $1.6875 per share. Upon any exercise of the warrants for cash, the Company agreed to pay the placement agent warrants to purchase up to 5.0% of the number of ordinary shares issued upon the cash exercise of the warrants (up to 1,296,296 warrants). As of December 31, 2021, warrants to purchase 25,925,926 ordinary shares held by certain investors and 1,296,296 warrants held by the placement agent, were outstanding. The Company received gross proceeds from the June 2021 Registered Direct Offering of approximately $35,000, or approximately $31,801, net of issuance expenses in the amount of $3,199. (See Note 17(2) regarding change of exercise price and term of exercise of date of 18,525,927 warrants).

q)
On October 14, 2014, the Company issued warrants to purchase an aggregate 18,464 ordinary shares (the “Pontifax Warrants”) to the Pontifax Funds in consideration of their commitment to provide to the Company, for no consideration, certain business development and chairman services. As of December 31, 2021, Pontifax Warrants to purchase 9,232 ordinary shares, with an exercise price of $60.72 per share, were outstanding.

r)	On March 3, 2022, the Company consummated registered direct offering. See Note 17(2).

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11 - SHARE-BASED COMPENSATION

A.	General

1.       In connection with the transfer of all of the business operations and substantially all of the assets of Check-Cap LLC to the Company in 2009, the Company assumed the Check-Cap LLC 2006 Unit Option Plan (the "2006 Plan"). According to the 2006 Plan, the Company is authorized to grant options to purchase ordinary shares of the Company to employees, directors and consultants of the Company. The options granted according to the 2006 Plan are generally exercisable for 10 years from the grant date unless otherwise determined by the Company's Board of Directors, vest over a period to be determined by the Company's Board of Directors, and have an exercise price to be determined by the Company's Board of Directors.

2.       On August 13, 2015, the shareholders approved and adopted the Check-Cap Ltd. 2015 Equity Incentive Plan (the "2015 Israeli Plan") and the Check-Cap Ltd. 2015 United States Sub-Plan to Check-Cap Ltd. 2015 Equity Incentive Plan (the "2015 U.S. Sub-Plan" and together with the 2015 Israeli Plan, the "2015 Plan"). As of such date, the Company ceased to grant options under the 2006 Plan. All of the remaining shares authorized but unissued under the 2006 Plan were rolled over to the 2015 Plan.

3.       On August 5, 2020, the Company's Board of Directors resolved to increase the number of ordinary shares of the Company reserved for issuance under the 2015 Plan by an additional 350,000 shares to 1,555,594 shares.

4.       On August 5, 2021, the Company's Board of Directors resolved to increase the number of ordinary shares of the Company reserved for issuance under the 2015 Plan by an additional 2,500,000.

5.       As of December 31, 2021, the available number of ordinary shares of the Company reserved for future awards under the 2015 Plan was 525,428 shares.

6.       On January 27, 2022 the Company's Board of Directors resolved to increase the number of ordinary shares of the Company reserved for issuance under the 2015 Plan by an additional 500,000 shares.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11 - SHARE-BASED COMPENSATION (Cont.)

B.	Details of share-based grants made by the Company

The following tables presents the grant dates, number of underlying shares and related exercise prices of awards granted to employees and non-employees during the years 2021, 2020 and 2019 as well as the estimated fair value of the underlying ordinary shares on the grant date:

Options:

					Share based
				Fair value	expenses (1)
				on grant	$in	Vesting
Grant date	No. of options	Expiration date	Exercise price	date	thousands	terms
May 6, 2019 (3)	20,814	May 6, 2029	$2.68	$2.01	$42	(2)
August 5, 2019 (3)	30,338	August 5, 2029	$2.15	$1.48	$45	(2)
November 4, 2019 (3)	22,930	November 4, 2029	$1.85	$1.37	$31	(2)
December 12, 2019 (4)	129,639	December 12, 2029	$1.93	$1.14	$148	(2)
March 5, 2020	7,938	March 5, 2030	$1.82	$1.17	$9	(2)
May 27, 2020	2,646	May 27, 2030	$0.59	$0.42	$1	(2)
August 5, 2020	357,522	August 5, 2030	$0.60	$0.49	$174	(6)
November 17, 2020	20,638	November 17, 2030	$0.32	$0.21	$4	(6)
December 10, 2020 (5)	225,000	December 10, 2030	$0.36	$0.27	$62	(6)
March 17, 2021	25,400	March 17, 2031	$2.27	$2.14	$54	(6)
May 11, 2021	17,992	May 11, 2031	$1.59	$2.27	$23	(6)
August 4, 2021 (7)	733,868	August 4, 2031	$1.23	$0.92	$382	(6)
September 13, 2021	15,000	September 13, 2031	$1.05	$0.85	$13	(10)
September 20, 2021 (8)	25,000	September 20, 2031	$1.03	$0.81	$20	(6)
November 2, 2021	31,022	November 2, 2031	$1.11	$0.95	$31	(6)
December 9, 2021 (9)	766,667	December 9, 2031	$1.34	$0.65	$497	(9)
December 9, 2021 (9)	383,333	December 9, 2031	$1.34	$0.66	$252	(9)

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11 - SHARE-BASED COMPENSATION (Cont.)

B.	Details of share-based grants made by the Company (Cont.)

RSUs:

	No. of RSUs		Fair value on	Share based	Vesting
Grant date	and PSUs	Expiration date	grant date	expenses (1)	terms
December 12, 2019 (4)	55,560	December 12, 2029	$1.52	$84	(2)
August 4, 2021 (7)	300,000	August 4, 2031	$1.09	$327	(6)

1.	Share based expenses are based on their fair value on grant date. The amount is charged to the statement of operations over the vesting periods.

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

4.
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

The compensation expense was based on the fair value on the grant date and was estimated at approximately $166 and $66 for the options and performance based RSUs granted to the Company’s CEO and to certain members of the Company's Board of Directors, respectively. These amounts are charged to the statement of operations over the vesting periods of which $59, $148 and $5 was recorded to general and administrative expenses in the year ended December 31, 2021, 2020 and 2019, respectively.

5.
On December 10, 2020, the Company's Board of Directors approved the award of 225,000 options to the Company’s officers, at an exercise price of $0.36, equal to the higher of the share price at the grant date on Nasdaq, or the average closing price of our ordinary shares on Nasdaq during the 30 trading days prior to the grant date.

6.
The options vest over a period of four years commencing on the date of grant, such that 25% of the options shall vest and become exercisable on the first anniversary of the date of grant and thereafter, shall vest monthly in equal portions at the end of each month over the subsequent thirty-six (36) months.

7.	Of the 733,868 options and 300,000 RSUs, 241,500 options and 103,500 RSUs, were issued to certain of the Company’s officers. The remaining options were issued to certain employees.

8.
On September 20, 2021, the Company's Board of Directors approved the award of 25,000 options to the Company’s VP clinical, at an exercise price of $1.03, equal to the higher of the share price at the grant date on Nasdaq, or the average closing price of our ordinary shares on Nasdaq during the 30 trading days prior to the grant date.

9.
On December 9, 2021, the Company's shareholders approved the award of 1,150,000 options to the Company’s CEO. The options shall vest as follows: (i) two-thirds of the options (766,667 options) shall vest over a period of four years commencing on their date of grant, such that 25% of the options shall vest on the first anniversary of the date of grant and an additional 2.0833% will vest at the end of each month thereafter; and (ii) one third of the options (383,333 options) shall fully vest upon the approval by the FDA of the use of our C-Scan, in humans, subject, in each case, to the CEO’s continuing service with the Company on each applicable vesting date. The exercise price of the options of $1.34, equal to the average closing price of the Company’s ordinary shares on the Nasdaq Capital Market during the 30 trading days prior to the approval of the grant of the award by the shareholders, plus a 50% premium. The compensation expense was based on the fair value on the grant date and was estimated at approximately $749. The fair value amount is charged to the statement of operations over the vesting periods of which $23 was recorded to general and administrative expenses in the year ended December 31, 2021.

10.	Options to service provider. The options vest over a period of twelve (12) months.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11 - SHARE-BASED COMPENSATION (Cont.)

C.	Options Fair Value

The parameters which were used in applying the model are as follows:

For the year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9
Expected volatility (1)	115%-153%	95%-98%	98%-103%
Risk-free rate	0.81%-1.34%	0.31%-0.83%	1.59%-2.30%
Dividend yield	0%	0%	0%
Expected term (in years)	5.27-6.41	5.88-6.1	5.88
Share price	$0.8 - $2.27	$0.28 - $1.57	$1.52 - $2.52

(1)      In the years ended December 31, 2021, 2020 and 2019, expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected term of the options.

D.	Effect of share-based compensation transactions on the Company's statements of operations

	For the year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9

Research and development, net	329	165	421
General and administrative, net	162	243	95
Total	491	408	516

E.	A summary of the Company's option activity related to options granted to employees, service providers and directors, and related information under the 2006 Plan and the 2015 Plan is as follows:

		Year ended December 31, 2021
			Weighted	Aggregate
		Weighted	average	intrinsic
		average of	remaining	value
		exercise	contractual	($in
		Price	life	thousands)
	Number	(in $)	(in years)	(2)
Options outstanding at beginning of year	1,088,737	4.76	8.74	-
Options granted	1,998,282	1.30
Options forfeited	(163,810)	4.65
Options exercised	(7,000)	0.60
Options outstanding at end of year	2,916,209	2.41	9.13	-

Options exercisable at end of year	540,727	7.72	7.03	-

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11 - SHARE-BASED COMPENSATION (Cont.)

		Year ended December 31, 2020
			Weighted	Aggregate
		Weighted	average	intrinsic
		average of	remaining	value
		exercise	contractual	($in
		Price	life	thousands)
	Number	(in $)	(in years)	(2)
Options outstanding at beginning of year	547,322	10.24	8.30	-
Options granted	616,390	0.52
Options forfeited	(74,975)	9.83
Options outstanding at end of year	1,088,737	4.76	8.74	-

Options exercisable at end of year	309,710	14.14	7.00	-

		Year ended December 31, 2019
			Weighted	Aggregate
			average	intrinsic
		Weighted	remaining	value
		average of	contractual	($in
		exercise price	life	thousands)
	Number	(in $)	(in years)	(2)
Options outstanding at beginning of year	422,784	15.54	8.60	-
Options granted	203,721	2.03
Options forfeited	(79,183)	12.17
Options outstanding at end of year	547,322	10.24	8.30	-

Options exercisable at end of year	194,291	23.36	6.48	-

1.	The weighted average grant date fair values of options granted during the years ended December 31, 2021, 2020 and 2019 were $0.79, $0.41 and $1.31, respectively.

2.
As of December 31, 2021, an amount of 2,420,771 outstanding options are out of the money. Options in the amount of 495,438 with an exercise price of $0.32, $0.36, and $0.601 are in the money, except options at an exercise price of par value.

A summary of the Company’s RSUs activity is as follows:

	Year ended December 31
	2021	2020	2019
	Number of RSUs
Unvested at beginning of year	72,599	99,530	109,469
Granted	300,000	-	55,560
Vested	(35,158)	(25,204)	(35,124)
Forfeited	(4,899)	(1,727)	(30,375)
Unvested at end of year	332,542	72,599	99,530

3.	The weighted average grant date fair values of RSUs awarded during the years ended December 31, 2021 and 2019 were $1.09 and $1.52.

4.
As of December 31, 2021, 2020 and 2019, there were $1,644, $328 and $544 unrecognized compensation cost related to non-vested share-based compensation arrangements (options and RSUs) granted under the 2006 Plan and 2015 Plan, respectively. This cost is expected to be recognized over a period of up to 4 years.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 12 - RESEARCH AND DEVELOPMENT EXPENSES, NET

Composition:

	For the year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9

Salaries and related expenses	7,428	6,173	5,316
Share-based compensation	329	165	421
Materials	3,020	1,792	1,944
Subcontractors and consultants	640	807	764
Depreciation	169	123	98
Cost for registration of patents	153	164	132
Others	1,041	784	1,889
	12,780	10,008	10,564
Less participation of the IIA	(431)	-	(90)
Total research and development expenses, net	12,349	10,008	10,474

NOTE 13 - GENERAL AND ADMINISTRATIVE EXPENSES

Composition:

	For the year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9

Salaries and related expenses	2,042	1,698	1,506
Share-based compensation, net	162	243	95
Professional services	710	574	705
Office rent and maintenance	172	174	180
Depreciation	36	25	17
Others	1,850	1,210	1,092
Total general and administrative expenses	4,972	3,924	3,595

NOTE 14 - FINANCE INCOME (EXPENSES), NET

Composition:

	For the year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9

Interest income on short-term deposits and other	101	69	245
Bank fees and interest expenses	(13)	(12)	(8)
Changes in provision for royalties	22	28	3
Exchange rate differences	(43)	(6)	(18)
Changes in fair value of derivatives	52	7	11
Total financing income, net	119	86	233

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

The following table sets forth the computation of the Company`s basic and diluted net loss per ordinary share:

	For the year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9

Net loss	17,202	13,846	13,836
Shares used in computing net loss per ordinary share, basic and diluted	82,807,556	30,351,368	7,986,059
Net loss per ordinary share, basic and diluted	0.21	0.46	1.73

Instruments that may potentially dilute the basic loss per share in the future but were not included in the calculation of diluted loss per share, since their effect is anti-dilutive.

	For the year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9
	(number)
Warrants and share options	23,405,225	22,088,616	6,328,643

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 16 - RELATED PARTIES

A.	Compensation to the non-executive directors:

	For the year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9

Fees, including reimbursement of expenses	272	251	323
Share-based compensation	24	76	123
	296	327	446

B.	Transactions with related parties:

	For the year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9

Consulting fees, including share-based compensation and reimbursement of expenses (1)	61	57	54
	61	57	54

On April 4, 2016, the Company entered into an employment agreement with Sigalit Kimchy, according to which Ms. Kimchy serves as marcom and user interface lead, in a 50% part-time role (no less than 112 hours per month), for a monthly salary of NIS 10 ($3.1), plus up to 35 monthly overtime hours at a gross monthly rate of NIS 2.5 ($1), or an aggregate monthly salary of up to NIS 12.5 ($3.9). Ms. Kimchy is entitled to an education fund, managers' insurance or pension fund and reimbursement of monthly travel expenses. Sigalit Kimchy is the wife of Yoav Kimchy, the Company’s Chief Technology Officer.

NOTE 17 - SUBSEQUENT EVENTS

1.	Share based compensation

a.
On January 27, 2022, the Company's Board of Directors approved the award of options to purchase 336,000 ordinary shares and 144,000 RSUs to certain employees. The options have an exercise price equal to 0.648 US Dollar.

b.
On March 21, 2022, the Company's Board of Directors approved the award of options to purchase 169,314 ordinary shares and 57,000 RSUs to the Company’s officers (except the CEO), and certain employees. The options have an exercise price equal the higher of the share price at the grant date on Nasdaq, or the average closing price of our ordinary shares on Nasdaq during the 30 trading days prior to the grant date.

The options and RSUs vest over a period of four years commencing on the date of grant, such that 25% of the options and RSUs shall vest and become exercisable on the first anniversary of the date of grant and thereafter, shall vest monthly in equal portions at the end of each month over the subsequent thirty-six (36) months.

2.
On March 1, 2022, the Company entered into a definitive agreement with several institutional and accredited investors for the purchase and sale of 20,000,000 of the Company's ordinary shares and accompanying warrants to purchase up to an aggregate of 15,000,000 of the Company's ordinary shares in a registered direct offering (the “March 2022 Registered Direct Offering”). The March 2022 Registered Direct Offering was consummated on March 3, 2022. The warrants are immediately exercisable and will expire five years from the issuance date at an exercise price of $0.65 per share, subject to certain adjustments. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. The terms of the warrants did not include features that would preclude equity classification. The Company also issued registered placement agent warrants to purchase up to an aggregate of 1,000,000 ordinary shares, substantially on the same terms as the warrants issued to the investors in the private placement, except they have an exercise price of $0.625 per share and expiration date is March 1, 2027. Upon any exercise of the warrants for cash, the Company agreed to pay the placement agent warrants to purchase up to 5.0% of the number of ordinary shares issued upon the cash exercise of the warrants (up to 750,000 warrants). Simultaneously with this offering, the Company has entered into a warrant amendment agreement, or the Warrant Amendment Agreement, with the investors in this March 2022 Registered Direct Offering. Pursuant to the Warrant Amendment Agreement, certain warrants to purchase up to an aggregate of 18,525,927 ordinary shares of the Company that were issued to the investors in July 2021 amended to have a reduced exercise price of $0.65 per share and the term of exercise extended to January 2, 2025. The Company received gross proceeds from the March 2022 Registered Direct Offering of $10,000, or approximately $8,900, net of issuance expenses in the amount of approximately $1,100.