Form 20-F
period 2022-12-31
Check-Cap Ltd
filed 2023-03-31
CIK 1610590

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from _______ to _______

Commission file number 001-36848

Check-Cap Ltd.

(Exact name of the Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)
Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271

Isfiya, 3009000, Israel

(Address of principal executive offices)

Alex Ovadia
Chief Executive Officer
29 Abba Hushi Avenue
P.O. Box 1271 Isfiya, 3009000, Israel
Telephone: +972 546706451

Email: Alex.Ovadia@check-cap.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value NIS 48.00	CHEK	Nasdaq Capital Market
Warrants to purchase Ordinary Shares	CHEKZ	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of December 31, 2022, the registrant had 5,844,463 ordinary shares outstanding, NIS 48.00 par value per share.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

In this Annual Report on Form 20-F, or the Annual Report, unless the context indicates otherwise, references to “NIS” are to the legal currency of Israel, “U.S. dollars,” “$” or “dollars” are to United States dollars, and the terms “we,” “us,” “our company,” “our,” and “Check-Cap” refer to Check-Cap Ltd. Unless otherwise indicated, U.S. dollar translation of NIS amounts presented in this Annual Report are translated using the rate of $1.00 = NIS 3.519, the exchange rate published by the Bank of Israel on December 30, 2022, and U.S. dollar translation of Euro amounts presented in this Annual Report are translated using the rate of $1.00 = Euro 0.938, based on the exchange rates published by the Bank of Israel on December 30, 2022.

We effected a 1-for-20 reverse share split of our Ordinary Shares, effective as of November 23, 2022, in accordance with the approval of our shareholders at a meeting held on August 11, 2022. All share numbers in this Annual Report are reflected on a post-reverse stock split basis.

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

This Annual Report identifies important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements, particularly those set forth under the heading “Risk Factors.” The risk factors included in this Annual Report are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	our history of losses;

•	our needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

•	the initiation, timing, progress and results of our clinical trials and other product development efforts;

•	our reliance on one product;

•	the clinical development, commercialization and market acceptance of C-Scan;

•	our ability to receive de novo classification or premarket approval and other regulatory approvals for C-Scan;

•	our ability to successfully complete clinical trials and obtain desired performance.

•	our reliance on single-source suppliers;

•	our ability to achieve an acceptable cost of goods;

•	our reliance on third parties, such as for purposes of our clinical trials and clinical development and the manufacturing, marketing and distribution of C-Scan;

•	our ability to establish and maintain strategic partnerships and other corporate collaborations;

•	our ability to achieve reimbursement and coverage from government and private third-party payors;

•	the implementation of our business model and strategic plans for our business;

•
the scope of protection we are able to establish and maintain for intellectual property rights covering C-Scan and our ability to operate our business without infringing the intellectual property rights of others;

•	competitive companies, technologies and our industry;

•	current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; and

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

C.      Reasons for the Offer and Use of Proceeds

Not required.

D.      Risk factors

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks could materially and adversely affect our business, financial condition and results of operations. In particular, we are subject to various risks resulting from changing economic, political, industry, regulatory, business and financial conditions. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business operations.

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

•
We will require additional funding in order to complete the development, scale up manufacturing and commercialization of C-Scan, which may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to C-Scan or intellectual property. If additional capital is not available, we may have to delay, reduce or cease the development or commercialization of C-Scan;

Risks Related to Our Business

•
Although we received FDA approval of our Investigational Device Exemption, or IDE (including our IDE amended application) for our U.S. pivotal study, the timing of the initiation of the second part of the U.S. pivotal study and, if commenced, the outcome of the study is inherently uncertain, even if the study is completed;

•
Clinical failure can occur at any stage of clinical development and we may not succeed in completing the development of our product. Our clinical experience to date does not necessarily predict future results and may not have revealed certain potential limitations of the technology and potential complications from C-Scan and may require further clinical validation. Any product version we advance through clinical trials may not have favorable results in later clinical trials or receive regulatory approval;

•
We may face a number of challenges with respect to our commercialization efforts and may not succeed to commercialize our product, obtain required regulatory approvals or manufacture commercial quantities of C-Scan at an acceptable cost to enable us to generate significant revenues;

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

•	Our reliance on sole or single source suppliers could harm our ability to conduct clinical trials and meet demand for our product in a timely manner or within budget;

•	A health epidemic, pandemic or other outbreak, including the current COVID-19 pandemic, may materially and adversely affect our business, financial condition and results of operations;

•	We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize C-Scan;

Risks Related to Regulations

•
If we are unable to obtain, or experience significant delays in obtaining, FDA clearances or approvals, or equivalent third country approvals for C-Scan or future products or product enhancements, our ability to commercially distribute and market our products could suffer;

•
There is no guarantee that the FDA will grant a de novo classification request or PMA approval of C-Scan and failure to obtain necessary clearances or approvals for our future products would adversely affect our ability to grow our business;

•
If we or our future manufacturers or distributors do not obtain and maintain the necessary regulatory clearances or approvals, or equivalent third country approvals in a specific country or region, we or our future distributors will not be able to market and sell C-Scan or future products in that country or region;

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

•
Our failure to comply with radiation safety or radio frequency regulations in a specific country or region could impair our ability to conduct our clinical trials, or commercially distribute and market C-Scan in that country or region;

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

Risks Related to Our Operations in Israel

•
Our principal offices, research and development facilities  our manufacturing sites and some of our suppliers are located in Israel and, therefore, our business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel.

•
Pursuant to the terms of the Israeli government grants we received for research and development expenditures, we are obligated to pay certain royalties on our revenues to the Israeli government. In addition, the terms of Israeli government grant we received require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events.

Risks Related to Ownership of our Ordinary Shares

•	Our ordinary shares could be delisted from the Nasdaq Capital Market.

•	Our stock price has and may be subject to fluctuation, and purchasers of our securities could incur substantial losses.

•
Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Risks Related to Our Financial Position

We have a history of losses, may incur future losses and may not achieve profitability.

We are a clinical and development-stage medical diagnostics company with a limited operating history. We have incurred net losses in each fiscal year since we commenced operations in 2009. We incurred net losses of $19.1 million in 2022 and $17.2 million in 2021. As of December 31, 2022, our accumulated deficit was $127.3 million. We expect our losses to continue for the foreseeable future as we continue our investment in research and development and clinical trials to complete the development of our technology and to attain regulatory approvals, manufacturing scale up, begin the commercialization efforts for C-Scan, increase our marketing and selling expenses, and incur additional costs as a result of being a public company in the United States. Successful completion of our development program and, ultimately, the attainment of profitable operations is dependent upon future events, including obtaining adequate financing to fulfill our development activities and our ability to manufacture commercial quantities of C-Scan at an acceptable cost and generate significant revenues. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability.

We will require additional funding in order to complete the development, scale up manufacturing and commercialization of C-Scan, which may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to C-Scan or intellectual property. If additional capital is not available, we may have to delay, reduce or cease the development or commercialization of C- Scan.

Our operations have consumed substantial amounts of cash. We expect that we will need to continue to raise and spend substantial amounts in order to complete the clinical development, regulatory approval and commercialization of C-Scan. We intend to use our cash resources, including the proceeds of our March 2022 and July 2021 registered direct offerings to finance these efforts.  We recently announced the temporary postponement of the initiation of the second part of the U.S. pivotal study that was expected in mid-2023 and that as a result, we adopted a plan of action, including (among other things) a cost reduction plan in order to extend our cash runway to longer than initially planned, which we are in the process of implementing. Based on such plan, we believe that we have sufficient capital to fund our ongoing operations and plans into the fourth quarter of 2024. We will therefore need to raise additional funds to obtain the required capital prior to completing the development, clinical trials and commercialization of C-Scan (see Item 5B “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Sources of Liquidity”). We may seek additional funding through equity offerings, debt financings, collaborations, licensing arrangements or any other means to conduct clinical trials and develop, manufacture and market C-Scan or for our general corporate purposes. Securing additional financing may divert our management’s attention from its day-to-day activities, which may adversely affect our ability to develop and commercialize C-Scan. Additional financing may not be available to us on a timely basis on terms acceptable to us, or at all. In addition, if we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest and the newly issued securities may have rights senior to those of the holders of our ordinary shares. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline. Alternatively, if we raise funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants, may require us to grant a lender a security interest in our assets or may include other restrictions on our business that could impair our operational flexibility, and could also result in high interest expense. If we raise additional funds through collaborations, licensing arrangements or other structured financing transactions, we may relinquish rights to certain of our technologies or products, grant security interests in our assets or grant licenses to third parties on terms that are unfavorable to us. If adequate additional financing on acceptable terms is not available, we may not be able to develop C-Scan at the rate or to the stage we desire, and we may have to delay or abandon the commercialization of C-Scan. Any of these factors could materially adversely affect our business, financial condition and results of operations.

Risks Related to Our Business

Although we received FDA approval of our IDE (including our IDE amended application) for our U.S. pivotal study, the timing of the initiation of the second part of the U.S. pivotal study and, if commenced, the outcome of the study is inherently uncertain, even if the study is completed.

We received U.S. Food and Drug Administration, or FDA, approval of our IDE and our IDE amended application for our planned U.S. pivotal study. While we initiated the first part of the U.S. pivotal study in May 2022, following our internal assessment of the clinical data collected to date from our Israeli and U.S. calibration studies, we have determined that the current efficacy results do not meet our goal in order to proceed to the powered portion of the U.S. pivotal study and, therefore, the initiation of the second part of the U.S. pivotal study that was expected in mid-2023 is temporarily postponed. We have adopted a plan of action that includes conducting additional clinical data analysis and approaching the FDA to make amendments to the U.S. pivotal study protocol that are expected to be part of an IDE supplement submission to the FDA, and which are subject to FDA approval.  There can be no assurance that the FDA would approve such an IDE supplement or that we will be able to commence or complete the powered potion of the U.S. pivotal study. Furthermore, in the event that the FDA or any other regulatory authority requires us to complete additional studies or we are required to satisfy other FDA or other regulatory requests, the start of the second part of the U.S. pivotal study may be further delayed. Even after we receive and incorporate guidance from the FDA, the FDA could disagree that we have satisfied their requirements to commence our second part of the U.S. pivotal study or change their position on the acceptability of our planned trial design or the clinical endpoints selected, which may require us to complete additional studies or clinical trials or impose stricter approval conditions than we currently expect. As a result of the foregoing, the research and development, preclinical studies and clinical testing is expensive and can take years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the development process. (see “Risk Factors – Risks Related to Our Business – Clinical failure can occur at any stage of clinical development and we may not succeed in completing the development of our product. Our clinical experience to date does not necessarily predict future results and may not have revealed certain potential limitations of the technology and potential complications from C-Scan and may require further clinical validation. Any product version we advance through clinical trials may not have favorable results in later clinical trials or receive regulatory approval.”).

Clinical failure can occur at any stage of clinical development and we may not succeed in completing the development of our product. Our clinical experience to date does not necessarily predict future results and may not have revealed certain potential limitations of the technology and potential complications from C-Scan and may require further clinical validation. Any product version we advance through clinical trials may not have favorable results in later clinical trials or receive regulatory approval.

Clinical failure can occur at any stage of clinical development. To date, we have performed clinical studies with iterative versions of both scanning and non-scanning capsules, in conjunction with iterative versions of the C-Scan Track , C-Scan View application and we are continuing to develop further iterative versions of our C-Scan Cap and C-Scan Track. In addition, our clinical trials were conducted to date under differing protocols, while using specific inclusion criteria and enriched and average risk patients’ enrolment. Therefore, we have a limited ability to identify potential problems and/or inefficiencies concerning current and future versions of C-Scan in advance of its use in general and expanded groups of average risk patients and we cannot assure you that its actual clinical performances will be satisfactory to support proposed indications and regulatory approvals and clinical acceptance and adoption, or that its use will not result in unanticipated complications. For example, in previous studies we have experienced technical failures of the C-Scan Cap and are continuously engaged in implementing a plan to ensure improved reliability in later versions. To this end, we have been collecting additional clinical data in a study in Israel (initially enrolling both average risk and high-risk patients and starting May 2022, have shifted to enrollment of only average risk patients), for the purpose of further calibration of the C-Scan system, in parallel to conducting the first stage of the U.S. pivotal study that was initiated in May 2022.  As part of the approved amended IDE, we designed the U.S. pivotal study to include two stages: the first stage, aimed to support our C-Scan calibration among the average risk population, which is intended to include up to 200 patients in the U.S.; and the second stage, which is intended to include up to 800 subjects (400 in the US and 400 in Israel) and aims to demonstrate C-Scan performance in a statistically significant manner.  The initiation of the powered portion of the U.S. pivotal study was dependent upon successful completion of the calibration portion of the U.S. pivotal study.  Following our internal assessment of the clinical data collected to date from our calibration studies, we have determined that the current efficacy results do not meet our goal in order to proceed to the powered portion of the U.S. pivotal study.  Therefore, the initiation of the powered portion of the U.S. pivotal study that was expected in mid-2023 is temporarily postponed.  We have adopted a plan of action that includes conducting additional clinical data analysis and approaching the FDA to make amendments to the U.S. pivotal study protocol that are expected to be part of an IDE supplement submission to the FDA, and which are subject to FDA approval. In addition, we plan to continue conducting our calibration studies, albeit at a slower pace.  However, there can be no assurance that we will be able to commence or complete the powered potion of the U.S. pivotal study, that the FDA will approve our amendments to the U.S. pivotal study, or that the implementation of our plan will be successful.

Furthermore, the results from laboratory, non-clinical and completed clinical studies, as well as results from our ongoing clinical trials may not be indicative of final clinical results obtained from our current C-Scan version or future versions of C-Scan on expanded average risk screening populations. In addition, the results of our clinical trials are subject to human analyses and interpretation of the data accumulated, which could be affected by various errors due to, among others, lack of sufficient clinical experience with C-Scan, assumptions used in the statistical analysis of results, interpretation errors in the analysis of the clinical trials results, including the reconstructed images by C-Scan, or due to uncertainty in the actual efficacy of C-Scan in its current clinical stage. Therefore, the safety and efficacy of C-Scan and the clinical results to date will require further independent professional validation and require further clinical study. If C-Scan does not function as expected over time, we may not be able to develop C-Scan at the rate or to the stage we desire, we could be subject to liability claims, our reputation may be harmed, C-Scan may not achieve regulatory clearances, and C-Scan may not be widely adopted by healthcare providers and patients.

We may face a number of challenges with respect to our commercialization efforts and may not succeed to commercialize our product, obtain required regulatory approvals or manufacture commercial quantities of C-Scan at an acceptable cost to enable us to generate significant revenues.

Since commencing our operations, we have focused on the research and development and limited clinical trials of C-Scan. Although we have received a CE-certificate from our notified body (DEKRA - 0344) according to the EU Regulation 2017/745 on Medical Devices for the marketing and sale of C-Scan in the European Union, valid until December 1, 2026, we have not commenced marketing and sales in the European Union and may require additional regulatory approval in Member States of the European Union, for instance from the German Federal Office for Radiation Protection (Bundesamt für Strahlenschutz, BfS) before we can commence marketing and sale of C-Scan such states. Furthermore, we may require additional regulatory certifications, registrations and/or approvals from regulatory authorities in European jurisdictions outside the European Union, including with the UK Medicines and Healthcare Products Regulatory Agency and the Swiss National Cooperative for the Disposal of Radioactive Waste (Nagra). In Israel, we received approval from the Medical Devices and Accessories Division of the Israeli Ministry of Health, or AMAR, for the marketing and sale of C-Scan in Israel, which is valid until December 31, 2024. We have not received approvals in other jurisdictions, including the United States, and there can be no assurance that we will be able to receive regulatory approvals to commence marketing and sales for C-Scan in the foreseeable future or ever. Our ability to generate revenues and achieve profitability depends on our ability to successfully complete the development of our C-Scan product, demonstrate sufficient clinical evidence, obtain required regulatory approvals and commercial licenses, manufacture commercial quantities of C-Scan at an acceptable cost to enable us to generate significant revenues.

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

•
we may face ongoing limitations imposed by the Nuclear Regulatory Commission, or NRC, or other nuclear regulatory commissions in jurisdictions in which we intend to commercialize C-Scan in relation to the disposal of our C-Scan Cap in the sanitary system, such as requiring patients to retrieve our C-Scan Cap after use, which could impact engagement with clinical sites and enrollment pace in our clinical studies and make C-Scan less attractive;

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

Furthermore, we may be vulnerable to fluctuations in demand for C-Scan. Such fluctuations in demand may be due to many factors, many of which are beyond our control, including, among others:

•	market acceptance of a new product, including healthcare professionals’ and patients’ preferences;

•	market acceptance of the clinical safety and performance of C-Scan;

•	development of competitive or similarly cost-effective products by our competitors;

•	development delays of C-Scan, including delays in clinical trials or FDA clearance;

•	technological innovations in CRC screening, treatment and prevention;

•	adverse medical side effects suffered by patients using C-Scan, whether actually resulting from the use of C-Scan or not;

•	changes in regulatory policies toward CRC screening or imaging technologies;

•	regulatory approval, changes in regulatory approval, clearance requirements and licensure for our product, including by the NRC or other radiation safety authorities;

•	third-party claims of intellectual property infringement;

•	budget constraints and the availability of reimbursement or insurance coverage from third-party payors for C-Scan;

•	increases in market acceptance of other technologies;

•	adverse responses from certain of our competitors to the offering of C-Scan;

•	licensure and perceived risk of manufacturing and using a product containing a radioactive source (including associated agencies refusal to authorize capsule disposal), loss or theft;

•	licensure of medical centers (including clinical study sites) to use or offer product containing a radioactive source; and

•	the shelf life of our C-Scan Cap.

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

Competition for C-Scan comes from traditional well-entrenched manufacturers of tests and equipment for CRC screening, such as colonoscopy, sigmoidoscopy, CT Colonography, or CTC, optical capsule endoscopy, fecal occult blood tests, or FOBTs, and fecal immunochemical tests, or FITs. The principal manufacturers of equipment for optical colonoscopy and sigmoidoscopy include Olympus, Pentax, Hoya and Fuji Film. The principal manufacturers of equipment for CTC include General Electric Healthcare Systems, Siemens Medical Solutions, Philips Healthcare. and Toshiba Corporation. The principal manufacturer of equipment for optical capsule endoscopy includes Medtronic plc. All of these companies have substantially greater financial resources than we do, and they have established reputations as well as worldwide distribution channels for providing medical instruments to physicians.

In addition, several companies have developed or are developing non-invasive technologies based on stool, serum (from blood and other bodily fluids), or molecular diagnostics, or MDx, tests that are used to indicate the presence of CRC and polyps in the colon. These companies include Exact Sciences, Polymedco, Epigenomics AG, Gene News, EDP Biotech Corporation, Illumina, Inc., Quest Diagnostics, VolitionRx Nu.Q diagnostic, Freenome, Grail, Guardant, Genoscopy and Universal DX. Exact Sciences commenced sales of its Cologuard ®, a non-invasive stool DNA screening test for colorectal cancer in 2015, and is constantly seeking performance improvements through additional studies, alongside commercial expansion. During the past years, there has been an extensive effort on the part of our competitors to utilize molecular biology and advanced computational techniques to develop methods capable of identifying cell-free cancer biomarkers.

In December 2022, Guardant Health released results from ECLIPSE (Evaluation of ctDNA LUNAR Assay In an Average Patient Screening Episode), an over 20,000 patient registrational study evaluating the performance of its blood test for detecting colorectal cancer (CRC) in average-risk adults. The test demonstrated 83% sensitivity in detecting individuals with CRC. Specificity was 90% in both individuals without advanced neoplasia and in those who had a negative colonoscopy result. This test also demonstrated 13% sensitivity in detecting advanced adenomas. In this study, two configurations of a multimodal blood-based screening test were evaluated independently - a cell-free DNA (cfDNA)-only test and a cfDNA test with protein biomarkers. The announced results were derived from the cfDNA-only test, which outperformed the cfDNA test with protein biomarkers. Based on these study results, Guardant Health plans to complete its premarket approval submission to the FDA in the first quarter of 2023.

In January 2023, Geneoscopy Inc., released results from the CRC-PREVENT trial – a pivotal clinical trial evaluating the efficacy of its noninvasive, stool-based, at-home diagnostic screening test to detect colorectal cancer (CRC) and advanced adenomas (AA) in average-risk individuals. The CRC-PREVENT trial included 8,289 individuals with diverse racial, ethnic, and socioeconomic backgrounds across more than 2,900 zip codes in all lower 48 states, with colonoscopies performed in more than 3,800 endoscopy centers. Efficacy results from the study demonstrated 94% sensitivity for detecting CRC, 45% sensitivity for detecting advanced adenoma (AA), and 88% specificity for no findings on a colonoscopy.  The company submitted a Premarket Approval (PMA) application to the FDA in January 2023.

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

We currently have limited resources, facilities and experience in manufacturing sufficient quantities of C-Scan to meet the quantities we need for the demand we may expect from commercialization efforts, if we are able to obtain regulatory clearance in the United States for C-Scan. We do not have experience in manufacturing C-Scan in the commercial quantities that we expect to require to meet demand for C-Scan, nor can we be certain of our manufacturing costs. We have in the past, and we may in the future, face certain technical challenges as we increase manufacturing capacity, including, among others, equipment design and automation, material procurement and lower than expected yields and increased scrap costs, as well as challenges related to maintaining quality control and assurance standards, manufacturing commercial quantities of C-Scan capsules at an acceptable cost and logistics associated with the handling of radioactive materials and the shelf life of our C-Scan Cap, which have resulted in and could result in delays in our clinical trial and commercialization plans and lost revenue. We may be unable to establish or maintain reliable, high-volume manufacturing capacity. Even if we can establish and maintain this capacity, the cost of doing so may increase the cost of C-Scan and reduce our ability to successfully compete. In addition, while we have established our own X-ray source production line in Israel to support our clinical needs and potentially future sales in Israel and in Europe, subject to the successful progress of our clinical studies and sufficient available capital, we plan to expand in the future our in-house X-ray production line to support future commercial quantities demand and may not be successful in such efforts. Despite our continuing cost-cutting efforts, we may not be able to achieve adequate cost that will be profitable or adequate quality at an acceptable cost. C-Scan includes several components that are based on new technologies and are difficult to manufacture and some are being supplied to us by single source suppliers (see “Risk Factors – Risks Related to Our Business – Our reliance on sole or single source suppliers could harm our ability to conduct clinical trials and meet demand for our product in a timely manner or within budget.”). Furthermore, we may encounter similar or unforeseen challenges initiating and later expanding production of any new products. If we are unable to scale up our manufacturing capabilities to meet market demand, or to achieve adequate product cost, our growth could be limited and our business, financial condition and results of operations could be materially adversely affected.

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

We currently depend on sole or single source suppliers for some of the components and materials necessary for the production of C-Scan. For example, we currently have a sole or single supplier for the motor used to rotate the collimated X-ray source in C-Scan, for the customized X-ray detectors and batteries used in C-Scan, as well as for the X-Ray enriched isotope substance. There is a limited number of manufacturers worldwide who are capable of manufacturing the motor, the customized X-ray detectors and the batteries that we currently use in C-Scan. In addition, the application-specific integrated circuit, or ASIC, residing in C-Scan is currently manufactured for us by a single semiconductor fabrication plant, or FAB. Furthermore, we do not currently have written contracts with all our sole or single suppliers. While our current suppliers have been able to supply the required quantities of such components to date, if the supply of these components is disrupted or terminated or if our current suppliers are unable to supply required quantities of components now or in the commercialization period, we may not be able to find alternative sources for these key components in a timely manner. Although we are planning to maintain strategic inventory of key components, the inventory may not be sufficient to satisfy the demand for C-Scan if such supply is interrupted or may be subject to risk of loss due do catastrophic events, such as a global political crisis or war, or a fire at our storage facility. In addition, to partially mitigate the risks of reliance on sole and single source suppliers, we are seeking alternate manufacturers for some of our components which requires us to dedicate significant resources and investment. There can be no assurance that we will be successful in seeking alternate suppliers or establish our own production line. As a result of the foregoing, we may be unable to meet our clinical trials timelines and meet the demand for C-Scan, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation. If we are required to change the supplier of any of these key components, there may be a significant delay in locating a suitable alternative manufacturer. In addition, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with FDA and other applicable quality standards and with all applicable regulations and guidelines. As part of our mitigation plan, in December 2021, we signed an amendment to the agreement, or the Amended Service Agreement, with the sole supplier of the X-ray source used in C-Scan and concurrently entered into a Sub-lease Agreement, or the Sub-lease Agreement with the supplier, according to which lease approximately 70 square meters of laboratory space at the supplier premises. According to the Amended Service Agreement, we independently produce the X-ray source using our own production employees. The Amended Service Agreement extended the terms of the service agreement we had with the sole supplier, until the Sub-lease Agreement entered into effect on September 21, 2022, after receipt of certain certificates including a business license from the Petach Tikva municipality. Subject to the successful progress of our clinical studies and sufficient available capital, we plan to continue to expand our in-house production line for our X-ray source in Israel, however we cannot assure you that we will commence or successfully complete this effort and we may be required to find an alternative supplier for the X-ray source, which we may not be able to do in a timely manner. The delays associated with the introduction of a new manufacturer for certain key components or new suppliers for certain materials, could delay our ability to manufacture C-Scan in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of C-Scan ceases operations or otherwise ceases to do business with us, we may not have access to the information necessary to enable an alternative supplier to manufacture the component. The occurrence of any of these events could harm our ability to meet demand for C-Scan in a timely manner or within budget.

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

We rely on third parties, such as third-party clinical research organizations, or CROs, clinical investigators, clinical research coordinators, physicians and clinical sites, to manage our clinical trials and perform data collection and analysis, and to enroll patients for our clinical trials. Although we have and expect to continue to have contractual arrangements with these third parties, we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on such third parties does not relieve us of our regulatory responsibilities. If such third parties fail to comply with applicable regulatory requirements, the clinical data generated in our clinical trials may be deemed unreliable and regulatory authorities may require us to perform additional clinical trials before approving our marketing applications, which would delay the regulatory approval process. Furthermore, we may not be able to control the amount and timing of resources that these parties devote to our studies and trials or the quality of these resources. In addition, our engagement with clinical centers for conducting our clinical trial in the U.S depends upon site-specific licensing and regulatory requirements associated with the X-ray technology within our C-Scan capsules related to nuclear regulatory compliance.

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

We currently expect to sell our products mainly in the United States, Europe, Israel and Japan and, if we are unable to manage our operations in these territories, our business, financial condition and results of operations could be materially adversely affected.

Our headquarters and substantially all of our operations and employees are presently located in Israel, but we currently expect to market our products mainly in the United States, Europe, Israel and Japan. Accordingly, we are subject to risks associated with international operations, and our international sales and operations will require significant management attention and financial resources. In addition, our international sales and operations will subject us to risks inherent in international business activities, many of which are beyond our control and include, among others:

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

If we fail to establish and maintain strategic partnerships related to C-Scan, we will bear all the risks and costs related to the development and commercialization of C-Scan, and we will need to seek additional significant financing, hire additional employees and otherwise develop expertise which we do not have and for which we have not budgeted.

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

Substantially all of our operations are currently conducted at our facility near Haifa, Israel, and at our own X-ray source production line in Petach Tikva, Israel and any disruption at our facilities could materially adversely affect our business, financial condition and results of operations.

Substantially all of our operations are currently conducted at our facility near Haifa, Israel (other than certain production activities conducted by subcontractors) and at our own X-ray source production line in Petach Tikvah, Israel. We take precautions to safeguard our facilities, including obtaining insurance coverage and implementing health and safety protocols. However, a natural or other disaster, such as a fire, flood, earthquake, an armed conflict involving Israel (as detailed further under “Risks Related to Our Operations in Israel”) or a terrorist attack, could damage or destroy our facilities and our manufacturing equipment or inventory, cause substantial delays in our operations and otherwise cause us to incur additional unanticipated expenses. In addition, the insurance we maintain against fires, floods and other natural disasters and the war and terrorism insurance we maintain may not be adequate to cover our losses in any particular case. Damage to our facilities or our other property or to any of our suppliers’ facilities and properties, whether located in Israel or elsewhere, due to fire, a natural disaster or casualty event or an armed conflict or terrorist attack, could materially adversely affect our business, financial condition and results of operations.

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

In early 2020, the World Health Organization declared the rapidly spreading coronavirus disease (COVID-19) outbreak a pandemic. We experienced disruptions to our operations as a result of the COVID-19 pandemic, including disruptions to the Company’s clinical studies.  For example, during a period of few months during the year ending December 31, 2022, there was a global shortage in Iodine due to COVID-19, which is critical patient intake used in the C-Scan procedure. As a result, we faced delays in our clinical trials.  The extent to which the COVID-19 pandemic shall impact our operations in the future will depend on future developments, which are highly uncertain and cannot be predicted with confidence. In particular, any future spread of COVID-19 globally or the reinstatement of restrictions or other actions that may be required to contain COVID-19 or treat its impact could materially adversely impact our operations and workforce, including our research and clinical trials and our ability to continue to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay our development plans, and could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have a material adverse impact on our business, financial condition and results of operation.

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

High risk devices deemed to pose the greatest risk, such as life-sustaining, life-supporting, or implantable devices, or devices not deemed substantially equivalent to a previously cleared device, require approval of a PMA. The PMA process is more costly, lengthy and more uncertain than the 510(k) clearance process. The PMA pathway requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on the data obtained in clinical trials. A PMA application must be supported by extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data, to demonstrate to the FDA’s satisfaction the safety and efficacy of the device for its intended use.

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

These processes can be expensive and lengthy. FDA’s 510(k) clearance process may take 6 to 9 months, but it can last longer. Direct de novo reclassification typically may take at least 9 to 12 months from filing to clearance if no comments or disapproval from the FDA. The PMA pathway is much more costly and uncertain than the 510(k) clearance process or de novo reclassification, and generally may take at least 12 to 18 months, or even longer, from the time the application is filed with FDA to ultimate approval if no comments or disapproval from the FDA.

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

FDA can delay, limit or deny clearance or approval of an application for many reasons, including, among others:

•	we may not be able to demonstrate to FDA’s satisfaction that our products are safe and effective for their intended use;

•	in the case of a 510(k) submission, we may not be able to demonstrate to FDA’s satisfaction that our products are substantially equivalent to a legally marketed predicate;

•	the data from our non-clinical studies and clinical trials may be insufficient to support clearance or approval;

•	in the case that PMA submission is required, that the manufacturing process or facilities we use may not meet applicable requirements; and

•	changes in FDA’s 510(k) clearance, de novo reclassification, or PMA approval processes and policies, or the adoption of new regulations may require additional data and delays in getting to market.

We may not obtain the necessary regulatory clearances, approvals or equivalent third country approvals to market C-Scan or future products in the United States or elsewhere. Any delay in, or failure to receive or maintain, clearance, approval for C-Scan or other products under development could prevent us from generating revenue from these products or achieving profitability.

There is no guarantee that the FDA will grant a de novo classification request or PMA approval of C-Scan and failure to obtain necessary clearances or approvals for our future products would adversely affect our ability to grow our business.

C-Scan and some of our future products may require FDA clearance of a 510(k), de novo classification, or may require FDA approval of a PMA. The FDA may not approve or provide clearance of C- Scan or our future products for the indications that are necessary or desirable for successful commercialization. Indeed, the FDA may deny our requests for 510(k) clearance, de novo reclassification or PMA approval for C-Scan or any other future product, new intended uses or modifications to these products once they are cleared or approved for marketing.

Our strategy is to submit a direct de novo classification petition for C-Scan following completion of a U.S. pivotal study. A de novo reclassification generally applies when the 510(k) pathway is not available due to the lack of a suitable predicate device and the FDA believes the device poses a low to moderate risk. De novo petitions can either be submitted in lieu of a 510(k) notice, such as in our case, or after a 510(k) notice has been filed and found NSE (Not Substantial Equivalent). If a 510(k) notice is found NSE, a de novo petition must be submitted within 30 days from the receipt of the NSE determination.

To support our direct de novo petition, our objective is to demonstrate that the device poses a low to moderate risk to patients. If the FDA determines that C-Scan is not a candidate for de novo classification, it will require approval of the device for market through the PMA process. A PMA application must be supported by extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data, to demonstrate to the FDA’s satisfaction the safety and efficacy of the device for its intended use. By statute, the FDA has 180 days to review the “accepted application,” although, generally, FDA can extend the review of the application and final review may take between one and three years. During this review period, the FDA may request additional information or clarification of information already provided or even request new data that may require us to conduct additional tests. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with quality system regulations. The FDA’s review of a PMA could significantly delay our plans to get to market. There is also no guarantee that the FDA would approve a PMA. Failure to receive clearance or approval for C-Scan or future products would have an adverse effect on our ability to expand our business.

Even if the FDA ultimately accepts our de novo reclassification petition, to support our petition, we still may be required to conduct additional clinical trials before a petition can be filed.

Such studies or trials can be costly and the results uncertain. If we are unable to successfully complete required clinical studies or trials, we will not receive FDA clearance or approval.

If we or our future manufacturers or distributors do not obtain and maintain the necessary regulatory clearances or approvals, or equivalent third country approvals in a specific country or region, we or our future distributors will not be able to market and sell C-Scan or future products in that country or region.

We intend to market C-Scan in a number of international markets. To be able to market and sell C-Scan in a specific country or region, we and/or our distributors must comply with the regulations of that country or region. While the regulations of some countries do not impose barriers to marketing and selling part or all of our products or only require notification, others require that we and/or our distributors obtain the approval of specified regulatory authorities such as the Nuclear Regulatory Commission (NRC) in the U.S., the Swiss National Cooperative for the Disposal of Radioactive Waste (Nagra) and the German Federal Office for Radiation Protection (Bundesamt für Strahlenschutz, BfS), in addition to the CE mark that is required for medical devices throughout the EU. These regulations, and the time required for regulatory review, vary from country to country. Obtaining regulatory approvals is expensive and time-consuming, and we cannot be certain that we or our distributors will receive regulatory approvals required for C-Scan or any future products in each country or region in which we plan to market such products. With regard to obtaining the CE-certification, we have engaged with Dekra Certification as our Notified Body. If we modify C-Scan or any future products, we or our distributors may need to apply for new regulatory approvals or our Notified Body may need to review the planned changes before we are permitted to sell the respective products. We may not meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or if permitted, our distributors are unable to maintain our authorizations or CE Certificates in a particular country or region, we will no longer be able to sell C-Scan and/or any potential future products in that country or region, and our ability to generate revenues will be materially and adversely affected.

If the indications for use or instructions for use for which the iodinated oral contrast medium is approved are not sufficiently broad to support its use throughout the C-Scan procedure, the FDA or the competent regulatory authorities in the European Union (EU) Member States and other foreign countries may consider that contrast agent is being used off-label.

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

The commencement or completion of any of our clinical studies or trials may be delayed or halted, or be inadequate to support regulatory clearance, approval or product acceptance, or equivalent third country approval, for numerous reasons, including, among others:

•	patients do not enroll in the clinical trial at the rate we expect;

•	patients do not comply with trial protocols;

•	patient follow-up is not at the rate we expect;

•	patients withdraw from the study;

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

•	third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the study or trial protocol or investigational or statistical plans;

•	regulatory inspections of our studies, trials or manufacturing facilities may require us to, among other things, undertake corrective action or suspend or terminate our studies or clinical trials;

•	changes in governmental regulations or administrative actions;

•	we may not be able to develop C-Scan at the rate or to the stage we desire;

•	the interim or final results of the study or clinical trial are inconclusive or unfavorable as to safety or efficacy;

•	a regulatory agency or our Notified Body concludes that our trial design is or was inadequate to demonstrate safety and efficacy;

•	the capsule disposal was not authorized by regulatory agencies or patients failed to collect the capsule following procedure completion;

•	the capsule was lost in the sewer system;

•	loss of clinical data; and

•	a health epidemic, pandemic or other outbreak, including the current COVID-19 pandemic.

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

These laws and regulations relate inter alia to the design, development, testing, manufacturing, storage, labeling, packaging, content and language of the instructions for use of the device, sale, promotion, distribution, importing and exporting, shipping, post-sale surveillance and recall from C-Scan’s markets, and all countries in which we intend to sell C-Scan apply some form of regulations of this kind. Most notably, we must comply with the EU law on medical devices, in particular, the European Medical Device Regulation (MDR) and EU Member States’ laws implementing and complementing it, and other applicable EU and Member States’ law, and we are subject to extensive regulation in the United States by the FDA and other federal, state and local authorities.

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

Any modification to a PMA-approved device that affects the device’s safety or effectiveness must either be approved in a PMA Supplement, or if the modification does not impact the device’s safety or effectiveness, described in a 30-Day Notice or in the device’s Annual Report. The FDA may not approve a modification described in a PMA Supplement, in which case the modified device cannot be marketed. The FDA can also disagree that a change described in an Annual Report is appropriately described in either filing, and request that the company file a PMA Supplement and/or request that the company cease marketing the modified device until the PMA Supplement is approved.

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

The manufacturing processes, reporting requirements, post-approval clinical data and promotional activities associated with any product for which we obtain clearance, approval or CE Certificates, or equivalent third country approval will be subject to continuous regulatory review, oversight and periodic inspections by the FDA other domestic and foreign regulatory authorities and our Notified Body. In particular, we and certain of our suppliers are required to comply with the FDA’s Quality System Regulations, or QSR, as well as current good manufacturing practices, or cGMP. In the EU, we will also be subject to the quality management system requirements laid down in the Annexes to the MDR. Such compliance can be facilitated by, a certificate of compliance with the current version of the ISO 13485 (which, at this point, is ISO 13485:2016). Through compliance with the ISO 13485:2016 standard, we will benefit from a presumption of conformity with the relevant quality management system requirements laid down in the Annexes to the MDR. These regulations and standards govern inter alia the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of any product for which we obtain clearance or approval, CE Certificates, or equivalent third country approval. Regulatory authorities, such as the FDA, and our Notified Body enforce the QSR and other regulations through periodic inspections. For example, the failure by us or one of our suppliers to comply with applicable statutes and regulations falling within the competence of the FDA, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, any of the following enforcement actions:

•	untitled letters, warning letters, fines, injunctions, corporate integrity agreements, consent decrees and civil penalties;

•	unanticipated expenditures to address or defend such actions;

•	customer notifications for repair, replacement or refunds;

•	recall, detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance, de novo classification or premarket approval of new products or modified products;

•	operating restrictions;

•	withdrawing 510(k) clearances, de novo classification, or PMA approvals that have already been granted;

•	suspension or withdrawal of our CE Certificates;

•	refusal to grant export approval for our products; or

•	civil or criminal prosecution.

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

In addition, we may be required to conduct costly post-market testing and surveillance to monitor the safety or effectiveness of our products, and we must comply with medical device reporting requirements, including the reporting of adverse events and malfunctions related to our products. Later discovery of previously unknown problems with our products, including unanticipated adverse side effects or adverse side effects of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as the Quality System Regulations, may result in changes to labeling, restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any medical device we manufacture or distribute, fines, suspension or withdrawal of regulatory approvals or CE Certificates, product seizures, injunctions or the imposition of civil or criminal penalties, all of which would adversely affect our business, financial condition and operating results and prospects.

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

Under the EU MDR we will now have to comply with the increased requirements of medical devices vigilance provisions. In particular, according to Art. 83 MDR, we are required to have a post-market surveillance system in place in a manner that is proportionate to the risk class and appropriate for the type of device, as an integral part of the quality management system. Depending on the devices’ risk class, either a post market surveillance report or a periodic safety update report, or PSUR, must be created and provided to the competent authority upon request. The PSUR also has to be provided to the Notified Body. Furthermore, requirements on vigilance and incident reporting are increased and market surveillance competencies of the authorities are strengthened.

Our failure to comply with radiation safety or radio frequency regulations in a specific country or region could impair our ability to conduct our clinical trials, or commercially distribute and market C-Scan in that country or region.

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

Our research and development and manufacturing processes, including through our service providers, involve the handling of potentially harmful radioactive and other hazardous materials. Therefore, we and our service providers may be subject to various environmental, health and safety laws and regulations, including governing the use, shipping, handling, storage and disposal of these materials, and we incur expenses related to compliance with these laws and regulations. If we are found to have violated applicable environmental, health and safety laws, whether as a result of human error, equipment failure or other causes, we could be held liable for damages, penalties and costs of remedial actions and could be subject to work stoppages or delays, which could materially adversely affect our business, financial condition and results of operations. The risk of contamination or injury from these materials cannot be eliminated. If an accident or release of any radioactive or other hazardous material occurs, we could be held liable for resulting damages, including for investigation, remediation and monitoring of the contamination, including the costs of which could be substantial. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to radioactive materials) or contribution claims. In the future, we could be subject to additional environmental requirements or existing environmental laws could become more stringent, which could lead to greater compliance costs and increasing risks and penalties associated with violations. For example, changes to, or restrictions on, permitting requirements or processes, hazardous or radioactive material storage or handling might require an unplanned capital investment or relocation. If we or our service providers fail to comply with existing or new environmental laws or regulations, our business, financial condition and results of operations could be materially adversely affected.

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

The Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations that have been issued under it, to which we refer collectively as HIPAA, and similar laws outside the United States, contain substantial restrictions and requirements with respect to the use and disclosure of individuals’ protected health information. The HIPAA privacy rules prohibit “covered entities,” such as healthcare providers and health plans, from using or disclosing an individual’s protected health information, unless the use or disclosure is authorized by the individual or is specifically required or permitted under the privacy rules. Under the HIPAA security rules, covered entities must establish administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of electronic protected health information maintained or transmitted by them or by others on their behalf. While we do not believe that we are a covered entity under HIPAA, many of our customers may be covered entities subject to HIPAA. Such customers may require us to enter into business associate agreements, which will obligate us to safeguard certain health information we obtain in the course of our relationship with them, restrict the manner in which we use and disclose such information and impose liability on us for failure to meet our contractual obligations.

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

All of our financial relationships with healthcare providers, purchasers, and others who provide products or services to federal healthcare program beneficiaries are potentially governed by the federal Anti-Kickback Statute and similar state laws. We believe our operations are in compliance with the federal Anti-Kickback Statute and similar state laws. However, we cannot be certain that we will not be subject to investigations or litigation alleging violations of these laws, which could be time-consuming and costly to us and could divert management’s attention from operating our business, which in turn could have a material adverse effect on our business. In addition, if our arrangements were found to violate the federal Anti- Kickback Statute or similar state laws, the consequences of such violations would likely have a material adverse effect on our business, results of operations and financial condition.

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

The manufacture of C-Scan requires the use and storage of radioactive materials. In order to use such materials in the development and manufacture of C-Scan in Israel, we are required to obtain a permit from the Israeli Commissioner for Environmental Radiation, or the Commissioner, pursuant to the Israeli Pharmaceutical Regulations (Radioactive Elements and By-Products), 5740–1980. Should we fail to comply with the conditions of our currently existing permit, the Commissioner would have authority to cancel our permit. Should the Commissioner determine that our activities or facilities, or the activities or facilities adjacent to our premises, constitute a danger to the health and well-being of a person, the public or the environment, the cancellation or suspension of our permit could be immediate and without prior notice. Furthermore, we cannot guarantee the annual renewal of our permit and/or annual renewal subject to identical conditions, as the approval of an annual application and the conditions thereof are at the discretion of the Commissioner. Similar requirements and regulations may apply to the manufacture of C-Scan in other countries. Cancellation of or failure to renew our permit could have materially adverse consequences on our ability to manufacture and sell our products and therefore on our ability to continue our business and operations.

Environmental, social and corporate governance (ESG) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

There is an increasing focus from certain investors, customers, consumers, employees and other stakeholders concerning ESG matters. Additionally, public interest and legislative pressure related to public companies’ ESG practices continue to grow. If our ESG practices fail to meet regulatory requirements or investor, employee or other stakeholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, Board of Director and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency, our reputation and employee retention may be negatively impacted, and our suppliers may be unwilling to continue to do business with us.

Investors and other stakeholders are increasingly focusing on environmental issues, including climate change, energy and water use, plastic waste and other sustainability concerns. Concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment. Increased regulatory requirements may result in increased demands or requirements regarding components of our products and their environmental impact on sustainability. Complying with these demands or requirements could cause us to incur additional manufacturing, operating or product development costs.

In addition, new sustainability rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. For example, the SEC has published proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors.

If we do not adapt to or comply with new regulations, or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our Company, which could have a material adverse effect on our business or financial condition.

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

There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Searches typically performed to identify potentially infringed patents of third parties are often not conclusive and because patent applications can take many years to issue, there may be applications now pending, which may later result in issued patents which our current or future products may infringe. In addition, our competitors or other parties may assert that C-Scan and the methods it employs may be covered by patents held by them. If C-Scan or any of its components infringes a valid patent, we could be prevented from manufacturing or selling it unless we can obtain a license or redesign the product to avoid infringement. For example, in March 2021, we entered into an exclusive license agreement with the University of Missouri pursuant to which we were granted an exclusive license in the medical field to certain patents held by the University of Missouri that the University of Missouri claimed included background intellectual property in C-Scan. While we do not currently expect to utilize such patents, should we sell C-Scan units incorporating such patents, we shall pay the University royalties ranging from $0.30 to $5.00 per C-Scan unit depending on the number of units sold, up to $15,000,000 in the aggregate. Third parties may currently have, or may eventually be issued, patents on which our current or future products or technologies may infringe.

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

We currently have non-compete agreements with substantially all of our employees who are involved in research and development, all of whom are located in Israel. These agreements prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors for a limited period of time following termination of employment. In many jurisdictions, courts are increasingly refusing to enforce restrictions on competition by former employees or have interpreted them narrowly. For example, in Israel, where currently all of our employees  reside, courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, an Israeli court may refuse to enforce our non-compete restrictions or reduce the contemplated period of non- competition such that we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

Risks Related to Our Operations in Israel

Our principal offices, research and development facilities, our manufacturing sites and some of our suppliers are located in Israel and, therefore, our business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel.

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

In addition, our operations could also be disrupted by the obligations of personnel to perform military service. As of December 31, 2022, we had 85 employees and independent contractors, all of whom were based in Israel, except one in the U.S. Some of these Israeli employees and independent contractors may be called upon to perform up to 54 days in each three year period (and in the case of military officers, up to 84 days in each three year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists and it is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

Any hostilities involving Israel, terrorist activities or political instability in the region or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturns in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect our share price.

Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds.

Pursuant to the terms of the Israeli government grants we received for research and development expenditures, we are obligated to pay certain royalties on our revenues to the Israeli government. In addition, the terms of Israeli government grant we received require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events.

We have received grants from the Government of the State of Israel through the IIA (formerly the OCS) for the financing of a portion of (i) our research and development expenditures and (ii) a portion of the development of our manufacturing line, pursuant to the Innovation Law and related regulations and guidelines. As of December 31, 2022, we had received funding from the IIA for research and development of C-Scan in the aggregate amount of approximately $5.6 million. As of December 31, 2022, we had not paid any royalties to the IIA and had a contingent obligation to the IIA with respect to such funding (including interest at the rate of 12-month LIBOR) in the amount of approximately $6.2 million. In addition, in January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing. The final IIA grant amounted to $620,000 (NIS 2.18 million) (along with a co-investment by us of the same amount), which we are not required to repay to the IIA, subject to the terms and conditions set forth in the grant approval, of which we received approximately $222,000 (NIS 784,000) in February 2023, $82,000 (NIS 264,000) in January 2022 and $349,000 (NIS 1,134,000) in 2021. We may apply for additional IIA grants in the future; however, there is no assurance that such applications will be approved in the amount requested or at all. Furthermore, the funds available for IIA grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future. We cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

Under the terms of the Innovation Law as currently in effect, products developed with IIA funding are required to be manufactured in Israel, unless the IIA approved grant program includes a pre-determined portion of manufacturing that may be performed outside Israel (as certain of our IIA approved grants included). The approval of the IIA is required for the transferring of manufacturing outside Israel in excess of such pre-determined portion (however, only a notice to the IIA, as opposed to approval, is required for the transfer outside Israel of up to 10% of the cumulative manufacturing in excess of such pre-approved portion). If manufacturing of IIA-funded products is transferred outside Israel (following IIA approval) in excess of the pre-determined percentage included in the grant approval, then the royalty repayment rate will be increased by 1% with respect to the additional approved percentage to be manufactured outside Israel and the royalty repayment for the entire approved program may be increased to up to three times the amount of the grants received, depending on the percentage manufactured outside Israel (plus accrued interest). We may explore from time to time whether certain other components of C-Scan can be assembled outside of Israel. For example, we may in the future explore whether it would be possible to assemble the capsule without the X-ray source in Israel, and have the X-ray source subsequently manufactured and assembled into C-Scan at a certified radioisotope production facility or at a distribution center outside Israel.

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

We are incorporated in Israel. A majority of our executive officers and directors are not residents of the United States, and a substantial portion of our assets are located outside the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

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

Risks Related to Ownership of our Ordinary Shares

We incur and will continue to incur significant costs as a result of operating as a public company in the United States, and our management is required to devote substantial time to compliance initiatives.

As a public company whose securities are traded in the United States, we incur and will continue to incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002, as well as rules and regulations implemented by the U.S. Securities and Exchange Commission and the Nasdaq Stock Market, impose various requirements on public companies, including requiring the establishment and maintenance of effective disclosure and financial controls.  If we lose our status as a “non-accelerated filer”, we will be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Changes in the laws, rules and regulations affecting public companies would result in increased costs to us as we respond to their requirements. These rules and regulations could make it more difficult or more expensive for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to obtain or maintain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount or timing of additional costs we may incur in order to comply with such requirements.

If we fail to maintain effective internal control over financial reporting, the price of our ordinary shares may be adversely affected.

Our internal control over financial reporting may have weaknesses and conditions that could require correction or remediation, the disclosure of which may have an adverse impact on the price of our ordinary shares. We are required to establish and maintain appropriate internal control over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely affect our public disclosures regarding our business, prospects, financial condition or results of operations. In addition, management’s assessment of internal control over financial reporting may identify weaknesses and conditions that need to be addressed in our internal control over financial reporting or other matters that may raise concerns for investors. In addition, as a “non-accelerated filer,” we are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting. Decreased disclosures in our SEC filings due to our status as a “non-accelerated filer” may make it harder for investors to analyze our results of operations and financial prospects and may make our ordinary shares a less attractive investment.. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting or disclosure of management’s assessment of our internal control over financial reporting may have an adverse impact on the price of our ordinary shares.

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

On December 23, 2021, we received a letter from the Staff, indicating that we are not in compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share, or the Minimum Bid Price Requirement. We had 180 calendar days (i.e., until June 21, 2022) to regain compliance with the Minimum Bid Price Requirement pursuant to Nasdaq Listing Rules.  On June 22, 2022, we received a letter from the Staff notifying us that Nasdaq granted us a 180-day extension, until December 19, 2022 to regain compliance with the Minimum Bid Price Requirement.  On November 23, 2022, we effected a 1-for-20 reverse share split of our ordinary shares, in accordance with the approval of our shareholders at a meeting held on August 11, 2022.  On December 9, 2022, following the increase of the share price in Nasdaq from November 25, 2022 to December 8, 2022, we were notified by Nasdaq that we regained compliance with the minimum $1.00 bid price rule.

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

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses, including personnel and facilities related expenses, are incurred in NIS. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or, if the NIS instead depreciates relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of depreciation of the NIS, or that the timing of such depreciation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar- denominated results of operations would be adversely affected. In year 2022, the NIS depreciated by 13.15% relative to the U.S. dollar compared to an appreciation of 3.266% in year 2021 and the Israeli rate of inflation increased by 5.3% and 2.8% during years 2022 and 2021, respectively, and decreased by 0.7% in year 2020, and therefore has not had a material adverse effect on our financial condition during these years. In addition, we may incur operating expenses denominated in Euros, and therefore, our operating results may also be subject to fluctuations due to changes in the U.S. dollar/Euro exchange rate. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS, the Euro and other foreign currencies against the U.S. dollar. Although we engage in currency hedging arrangements from time to time, these measures may not adequately protect us from fluctuations in the exchange rates of the NIS, the Euro and other foreign currencies in relation to the U.S. dollar (and/or from inflation of such foreign currencies), and involve costs and risk of their own.

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

Our stock price has been subject to considerable fluctuation since our initial public offering in February 2015, with the closing price per share having varied from a low of $1.93 to a high of $1,411.22, and may be subject to fluctuation in the future. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their securities at or above the purchase price. The market price for our ordinary shares on the Nasdaq Capital Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, among others:

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

In December 2020, we amended our articles of association to increase our authorized share capital. There are certain risks associated with this increase.

In December 2020, our shareholders approved an increase to our authorized share capital and to amend our Articles of Association accordingly. As a result, our authorized and registered share capital is NIS 864,000,000 divided into 18,000,000 ordinary shares, nominal (par) value NIS 48 each. The increase of our authorized share capital is designed to enable us to have sufficient authorized share capital that would allow us to meet our future business needs as they arise. These needs could include, among other things, the sale of shares in public and private offerings to raise additional capital, the purchase of property or assets, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits, and other bona fide corporate purposes. The possible future issuance of equity securities consisting of ordinary shares or securities convertible into ordinary shares could affect our current shareholders in a number of ways, including the following: (i) diluting the voting power of the current holders of ordinary shares; (ii) diluting the market price of the ordinary shares, to the extent that the new ordinary shares are issued and sold at prices below current trading prices of the existing ordinary shares, or if the issuance consists of equity securities convertible into ordinary shares, to the extent that the securities provide for the conversion into ordinary shares at prices that could be below current trading prices of the ordinary shares; and (iii) diluting the book value per share of the outstanding ordinary shares. Furthermore, the authorized shares could, in theory, also be used to resist or frustrate a third-party transaction that is favored by a majority of the independent shareholders (for example, by permitting issuances that would dilute the share ownership of a person seeking to effect a change in the composition of our board of directors or management or contemplating a tender offer or other transaction for the combination of our company with another company).

We have broad discretion in how we use the net proceeds from our financings, and we may not use these proceeds effectively.

Our management has broad discretion as to the application of the net proceeds of our financings. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our market value.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending could negatively affect our financial condition, results of operations or cash flows. In addition, the military conflict may affect the ability to purchase materials sourced in Russia.  For example, one of our suppliers sources the enriched X-ray isotope substance used in C-Scan from Russia and while we have sufficient amounts of such material for our U.S. pivotal study, we could experience disruptions in our supply chain in the future if sanctions and export control restrictions on Russian entities and individuals are still imposed, and we may not be able to find alternative sources for such key material in a timely manner.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding COVID-19, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

More recently, the closures of SVB and Signature Bank and their placement into receivership with the FDIC created bank-specific and broader financial institution liquidity risk and concerns. Although the Department of the Treasury, the Federal Reserve and the FDIC jointly released a statement that depositors at SVB and Signature Bank would have access to their funds, even those in excess of the standard FDIC insurance limits, under a systemic risk exception, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages, impair the ability of companies to access near-term working capital needs, and create additional market and economic uncertainty. There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our strategy, our financial condition, results of operations or cash flows and stock price and could require us to alter our plans. In addition, there is a risk that one or more of our service providers, financial institutions, manufacturers and suppliers and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

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

In general, we will be treated as a passive foreign investment company, or a PFIC, for any taxable year in which either (1) at least 75% of our gross income (including our pro rata share of the gross income of our 25% or more- owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our pro rata share of the assets of our 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in Item 10E “Additional Information—Taxation—U.S. Federal Income Taxation”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of our securities or the receipt of certain excess distributions from us and may be subject to additional reporting requirements. We believe that we were a PFIC for the taxable year ended December 31, 2022 and may be a PFIC for the taxable year ending December 31, 2023. Our actual PFIC status for our current taxable year or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our taxable year ending December 31, 2023 or any subsequent taxable year.

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

The disruptive capsule-based screening technology aims to increase screening adherence worldwide and enable millions of people to stay healthy. The system utilizes ultra-low-dose X- rays to scan the inner lining of the colon for precancerous polyps, and other structural abnormalities. CRC is the third most commonly diagnosed cancer, with more than 1.9 million new cases identified every year globally. Nearly 935,000 deaths occur annually worldwide as a result of CRC. While approximately 0.5% of the average-risk screening population presents with cancerous polyps in the colon and rectum at any given time, approximately 25% of the same population presents with benign polyps that could potentially turn into cancer over time. It can take up to 10 years before a pre-cancerous polyp develops into invasive cancer. As such, there is a crucial detection window for the prevention of colorectal cancer, through the detection of these benign polyps. While routine screening is recommended by The American Cancer Society for healthy people aged 45 years and older, screening adherence remains low. Currently, colonoscopy is the gold standard for the detection of colorectal polyps, but about 1 in 3 adults among the targeted screening population avoids having a colonoscopy in the U.S., and adherence in other regions of the world such as Europe and Asia is even lower, due to the invasiveness of the procedure and bowel preparation. Most patient-friendly CRC screening tests currently available, or poised to enter the market, such as fecal or liquid biopsy tests, are primarily designed to detect cancer and demonstrate low sensitivity in detecting pre-cancerous polyps. As such, they do not necessarily provide patients with the time window to pre-empt the disease. C-Scan is non-invasive and requires no bowel cleansing or sedation, allowing the patients to continue their daily routine with no interruption as the capsule is propelled through the gastrointestinal tract by natural motility. C-Scan is comprised of three main components: (1) C-Scan Cap, an ingestible X-ray scanning capsule; (2) C-Scan Track, three miniaturized patches worn on the patient’s back for integrated positioning, control and data recording; and (3) C-Scan View, a proprietary software to process and represent 2D and 3D maps of the inner surface of the colon. We believe that this solution has the potential to become an alternative for both physicians and patients and to increase the number of people completing CRC screening.

Our C-Scan Cap is swallowed and propelled by natural motility through the gastrointestinal tract and excreted naturally with no need for retrieval for data collection (currently, during clinical trials in the U.S., the C-Scan capsule is not intended to be disposed of in the sanitary sewer system, and is therefore collected by the patient, and returned to the medical facility administering the device for further decay and disposal). Unlike other existing CRC screening methods, this process should not disrupt a patient’s normal activities or require fasting. Our C-Scan Cap employs ultra-low-dose X-rays, which allow the C-Scan system to scan the interior lining of the colon even when surrounded by intestinal content. As such, we believe that patients using C-Scan will not be required to undergo any prior bowel cleansing.

Our C-Scan Cap is being designed to transmit position, motility and the data it collects to the C-Scan Track that will be attached to the patient’s back. The external data recorder is being designed to enable the download of the data to our C-Scan View application to allow physicians to analyze the data collected by our C-Scan Cap. The C-Scan Track is being designed to provide the physician with localization data aligned with a reconstructed image. We intend for physicians to be able to review the colon’s inner structural information.

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

Following our certification to ISO 13485:2016 by our Notified Body, and completion of our multi-center clinical study and achievement of compliance with the requirements of the Medical Devices Directive, in September 2017, we submitted a request for CE marking for the marketing and sale of C-Scan in the European Union. We received the CE Mark certification from our notified body (DEKRA - 0344) on January 9, 2018 and a renewal certificate according to MDR (EU Regulation 2017/745) was granted on January 12, 2022, which is valid until December 1, 2026. In September 2018, we received approval from AMAR for the marketing and sale of C-Scan in Israel. Following the MDR approval we received from our notified body according to the EU Regulation 2017/745, the AMAR approval was renewed and is valid until December 31, 2024.

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

In April 2019, we initiated the U.S. pilot study of C-Scan. The U.S. pilot study (NCT03735407 ) was a prospective, multi-center, open label, single arm study was designed to evaluate the safety, usability and subject compliance of the C-Scan system. The study included 28 evaluable patients, more than two thirds of whom were considered to be of average risk for colorectal cancer. Each patient ingested a C-Scan capsule and also underwent a fecal immunochemical test (FIT) as well as a comparative colonoscopy, which was performed by an independent gastroenterologist who was blinded to the corresponding test results. The study was performed at two sites, the NYU Grossman School of Medicine and Mayo Clinic, Rochester. The primary endpoint of the study was to evaluate the incidence of device or procedure related serious adverse events. Secondary endpoints included patient compliance, subject satisfaction and device and procedure related performance. Due to sample size, the study was not designed to be powered for statistical significance. In December 2019, we announced the results of the pilot study. No device or procedure related serious adverse events (SAEs) were reported and all device or procedure related adverse events were mild in severity. In total, 45 patients enrolled in the study, of which 40 patients underwent the study procedure. 39 patients complied with the procedure and completed a questionnaire following the procedure and reported higher satisfaction with the C-Scan System procedure compared to colonoscopy. A total of 28 patients were evaluable after factoring in technical and physiological dropouts and protocol violations. Analysis of the evaluable patient results revealed agreement between C-Scan and colonoscopy in detection of polyps was consistent with data from the post-CE approval study.

In preparation for our U.S. pivotal study, we have continued to optimize C-Scan’s functionality and patient experience by additional clinical data collection in a study in Israel, using advanced C-Scan versions, which incorporate mainly advanced algorithms, improved detection capability and reduced energy consumption. During the current study in Israel, we initially enrolled both average risk and high-risk patients (e.g., “enriched population”) and in May 2022, shifted to enrollment of only average risk patients, for the purpose of further calibration of the C-Scan system, in parallel to conducting the first stage of the U.S. pivotal study that was initiated in May 2022, as described below.

In November 2020, we finalized our proposed U.S pivotal study design and submitted our IDE application to the FDA and in March 2021, our IDE application was approved by the FDA.

In January 2022, we submitted to the FDA an amended IDE application to amend the U.S. pivotal study design to add a first part to the study that is designed to enable further calibration of the C-Scan system and enhancement of C-Scan algorithms, specifically for the average risk U.S. population and in February 2022, our IDE amended application was approved by the FDA. Following this amended IDE, the U.S. pivotal study consists of two parts. The first part is designed to enable further calibration of the C-Scan system for the average risk U.S. population, and is intended to include up to 200 patients in the U.S. The second part is a statistically powered, randomized study which will compare the performance of C-Scan to traditional colonoscopy, and is intended to include up to 800 patients.  The goal of the pivotal study in the United States is to (i) demonstrate device safety as evidenced by a lack of device related serious adverse events; and (ii) provide efficacy data concerning C- Scan’s performance.

In May 2022, we initiated the first part of the U.S. pivotal study. In December 2022, we submitted an IDE supplement to the FDA to include enrollment of patients at age 45-75 instead of 50-75, which was approved by the FDA in January 2023.   To date, we have enrolled more than 300 average risk patients as part of our Israeli study and only 17 average risk patients in the first part of our U.S. pivotal study, mainly as a result of slower than expected U.S. site recruitment pace, due to licensing requirements with local states associated with the X-ray technology within our C-Scan capsule. The initiation of the powered potion of the U.S. pivotal study was dependent upon successful completion of the calibration portion of the U.S. pivotal study.  Following our internal assessment of the clinical data collected to date from our calibration studies, we have determined that the current efficacy results do not meet our goal in order to proceed to the powered portion of the U.S. pivotal study.  As a result, we have adopted a plan of action that includes conducting additional clinical data analysis and approaching the FDA to make amendments to the U.S. pivotal study protocol that are expected to be part of an IDE supplement submission to the FDA, and which are subject to FDA approval. In addition, we plan to continue conducting our calibration studies, albeit at a slower pace, to collect additional clinical data and we also implementing a cost reduction plan, in order to extend our cash runway. The initiation of the powered portion of the U.S. pivotal study that was expected in mid-2023 is therefore temporarily postponed.

Following and subject to the successful completion of our U.S. pivotal study and available capital, our current strategy is to submit a direct de novo reclassification petition for FDA approval for the marketing of C-Scan in the United States. Direct de novo reclassification typically takes at least 9 to 12 months from filing to clearance if there are no comments or disapproval from the FDA. If the FDA determines that C-Scan is not a candidate for de novo reclassification, it will require approval of the device for market through the PMA process. The PMA pathway is much more costly and uncertain than the 510(k) clearance process or de novo reclassification, and generally takes at least 12 to 18 months, or even longer, from the time the application is filed with FDA to ultimate approval if there are no comments or disapproval from the FDA.

Since our formation, we have not generated any revenue. We do not anticipate generating any significant revenue for the foreseeable future and we do not yet have any specific launch dates for our product. We incurred net losses of $19.1 in 2022, $17.2 million in 2021, and $13.8 million in 2020. As of December 31, 2022, we had an accumulated deficit of $127.3 million and a total shareholders’ equity of $41.3 million.

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

Although C-Scan utilizes X-Ray technology (exposing the patient to approx. 0.05 mSv), we believe that the potential risks associated with such radiation exposure are low compared to the potential risks associated with other procedures such as perforation, bleeding or sedation related effects (optical colonoscopy and sigmoidoscopy) and dehydration and damage to kidneys. Unlike FOBTs, FITs and stool DNA tests, our capsule-based imaging modality generates structural information on the colon, which could assist in the detection of pre-cancerous polyps. We therefore do not believe that the ultra-low-dose radiation in our capsule will make C-Scan less attractive to physicians and patients than other less-effective products that do not employ any radiation.

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

Our Technology

Our technology is based on an ingestible capsule (C-Scan Cap), which is swallowed by the patient and propelled by natural motility through the gastrointestinal tract. Our capsule transmits information to a receiving device (C-Scan Track) worn on the patient’s body that stores the information for off-line analysis. Our C-Scan Cap consists of an X-ray source and several X- ray detectors. The X-ray source is contained in a rotating radiation shield, enabling the generation of 360-degree angular scans. The collection of successive angular scans is intended to enable the virtual reconstruction of a portion of the colon’s inner surface. During movement of our capsule longitudinally through the colon, successive images of portions of the colon enable the three- dimensional reconstruction of the colon. C-Scan is also intended to enable structural identification of polyps, and masses, which protrude inward into the colon, through the detection of irregularities in the topography of the colon’s inner surface.

C-Scan is intended to be prescribed to patients by physicians. Prior to capsule ingestion, patients will swallow 15ml of iodinated oral contrast medium, three times a day, combined with oral fiber, and continue to do so in order to enhance the contrast of the colon surface. The capsule is propelled by natural motility through the gastrointestinal tract. During transit, information is transmitted to the C-Scan Track, which stores the information for off-line analysis. After our C-Scan Cap is expelled from a patient’s body, the C-Scan Track data will be downloaded into our workstation (C-Scan View) and uploaded to a cloud-based server, through which an expert analyst will perform pre-analysis to be followed by a physician’s final interpretation that includes a findings report and a determination of whether the patient is considered average or elevated risk. Currently, our internal analysts are expected to perform the complete interpretation of the data and prepare a report accordingly. We anticipate that we will begin involving physicians in this process upon the initiation of the statistically powered portion of the U.S pivotal study. Our proprietary software is being designed to process the data and produce a two and three-dimensional visualization of the colon’s inner surface.

C-Scan consists of the following three main subsystems that together enable the generation of high-resolution 3D imaging of the colon’s inner surface, further described below: (i) an ultra- low-dose X-ray based colon scanning capsule (C-Scan Cap); (ii) C-Scan Track; and (iii) a client\server PC-based application (C-Scan-View).

The C-Scan system enables a patient-friendly, preparation free and painless evaluation of colorectal abnormalities. Using the C-Scan system, suspicious findings that may be colorectal polyps can be identified, thus assisting the physician in deciding to elevate the patient to high-risk category and refer the patient to a colonoscopy procedure. Studies have shown that the adherence of an elevated-risk patient to undergo a colonoscopy procedure is higher than that of an average risk patient.

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

Figure 1: Illustration of C-Scan system units

Figure 2: Illustration of C-Scan system procedure

C-Scan Cap

C-Scan Cap is an X-ray scanning capsule, which enables detection of suspected polyps. C-Scan Cap is ingested by the patient and propelled by peristalsis, natural motility, it passes through the gastrointestinal tract and is excreted naturally, with either no need for retrieval or required retrieval of the capsule, depending on the local agency guidance ( currently, during clinical trials in the U.S., the C-Scan capsule is not intended to be disposed of in the sanitary sewer system, and is therefore collected by the patient, and returned to the medical facility administering the device for further decay and disposal.

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

Image for illustration purpose only

Check-Cap

X-Ray detectors
Electronics
X-Ray source
Batteries
Collimator and Concealment Mechanism

Check-Cap Imaging Capsule

Figure 3: C-Scan Cap

C-Scan Track

C-Scan Track is a small, disposable system attached to the patient’s back via biocompatible adhesive skin patches. C-Scan Track communicates with the C-Scan Cap and enables data download for analysis purposes. Both the C-Scan Track and C-Scan Capsule are equipped with an electromagnetic capability allowing for capsule position and orientation estimations through the C-Scan Track. A dedicated scan control algorithm (SCA) identifies the C-Scan Cap’s movements in the colon and, accordingly, commands the C-Scan Cap when to perform a scan. C-Scan Track also measures the transit time from capsule ingestion to excretion through radio frequency communication to a non-volatile memory device, and enable data retrieval, to an external processor.

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

(a)

Edge Spread Function

(b)

Line Spread Function

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

Image for illustration purpose only

Modulation Transfer Function
Mod Transfer
Spatial Frequency [1/mm]

Image Reconstruction

Two main characteristics of C-Scan contribute to the image reconstruction performance:

•	The number of photons hitting the detector per time frame.

•	The angular spread of the photon beam coming out of the capsule collimator.

Based on the laboratory tests performed with a previous version of C-Scan, polyps of 6 mm and larger should be visible and 10 mm polyps and larger are expected to be detected at higher sensitivity. To further enhance the visibility of 6 mm – 9 mm polyps, a new design of the collimator was successfully incorporated and tested in our advanced C-Scan Cap that is expected to enable 1.5 times the number of photons to be detected by the detectors, allowing our recently enhanced algorithm to improve the imaging performance.

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

XRF
Raw Signals
CMT
Reconstructed Surface
3D Surface Rendering

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

Image for illustration purpose only

Polyp Between Detectors | No Polyp

Polyp Between Detectors: XRF | CMT | Fused

No Polyp: XRF | CMT | Fused

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
Image for illustration purpose only

100
90
80
70
60
50
40
30
20
10
0
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

In December 2018, we received from the FDA conditional approval of our IDE application to initiate a U.S. pilot study of the C-Scan Version 3 and received final approval from the FDA in February 2019. In April 2019, we initiated the U.S. pilot study of C-Scan. The U.S. pilot study (NCT03735407) was a prospective, multi-center, open label, single arm study was designed to evaluate the safety, usability and subject compliance of the C-Scan. The study included 28 evaluable patients, more than two thirds of whom were considered to be of average risk for colorectal cancer. Each patient ingested a C-Scan capsule and also underwent a fecal immunochemical test (FIT) as well as a comparative colonoscopy, which was performed by an independent gastroenterologist who was blinded to the corresponding test results. The study was performed at two sites, the NYU Grossman School of Medicine and Mayo Clinic, Rochester. The primary endpoint of the study was to evaluate the incidence of device or procedure related serious adverse events. Secondary endpoints included patient compliance, subject satisfaction and device and procedure related performance. Due to sample size, the study was not designed to be powered for statistical significance. In December 2019, we announced the results of the study. No device or procedure related serious adverse events (SAEs) were reported and all device or procedure related adverse events were mild in severity. In total, 45 patients enrolled in the study, of which 40 patients underwent the study procedure. 39 patients complied with the procedure and completed a questionnaire following the procedure and reported higher satisfaction with C-Scan procedure compared to colonoscopy. A total of 28 patients were evaluable after factoring in technical and physiological dropouts and protocol violations. Analysis of the evaluable patient results revealed agreement between C-Scan and colonoscopy in detection of polyps was consistent with data from the post-CE approval study.

In preparation of the U.S. pivotal study, we continued to optimize the functionality of our advanced version of C-Scan, which incorporates mainly advanced algorithms, improved detection capability and reduced energy consumption, through additional clinical data collection in a study in Israel (initially on average risk and high-risk patients and in May 2022, shifted to enrollment of only average risk patients), for the purpose of further calibration of the C-Scan system, which we have continued in parallel to conducting the first stage of the U.S. pivotal study that was initiated in May 2022.

In November 2020, we finalized our proposed U.S. pivotal study design and submitted our IDE application to the FDA and in March 2021, our IDE application was approved by the FDA. In January 2022, we submitted a supplement to the FDA to amend the U.S. pivotal study design to add a first part to the study that is designed to enable further device calibration of the C-Scan system and enhancement of C-Scan algorithms, specifically for the average risk U.S. population. In February 2022, we received the FDA’s approval for our IDE supplement. Following this amended IDE, the U.S. pivotal study consists of two parts. The first part is designed to enable further calibration of the C-Scan system for the average risk U.S. population, and is intended to include up to 200 patients in the U.S. The second part is a statistically powered, randomized study which will compare the performance of C-Scan to traditional colonoscopy, and is intended to include up to 800 patients.  The goal of the pivotal study in the United States is to (i) demonstrate device safety as evidenced by a lack of device related serious adverse events; and (ii) provide efficacy data concerning C- Scan’s performance.

In May 2022, we initiated the first part of the U.S. pivotal study, which focuses on device calibration and enhancement of C-Scan algorithm among average risk population, initially at Mayo Clinic Rochester, Minnesota and New York University (NYU) School of Medicine. In addition, we recently added a new site as well as expanded the NYU site.

In January 2023, we obtained approval from the FDA for our protocol amendment to lower the patient age enrollment criteria to 45-75 years (from 50-75 years previously) in the U.S. pivotal study.  Our NYU site has already obtained approval of this amendment from its Institutional Review Board (IRB) and begun to implement it to recruit younger patients as part of the first part of our U.S. pivotal study.

To date, we have enrolled more than 300 average risk patients as part of our Israeli study and only 17 average risk patients in the first part of our U.S. pivotal study, mainly as a result of slower than expected U.S. site recruitment pace, due to licensing requirements with local states associated with the X-ray technology within our C-Scan capsule.

The initiation of the powered potion of the U.S. pivotal study was dependent upon successful completion of the calibration portion of the U.S. pivotal study.  Following our internal assessment of the clinical data collected to date from our calibration studies, we have determined that the current efficacy results do not meet our goal in order to proceed to the powered portion of the U.S. pivotal study.  As a result, we adopted a plan of action that includes conducting additional clinical data analysis and approaching the FDA to make amendments to the U.S. pivotal study protocol that are expected to be part of an IDE supplement submission to the FDA, and which are subject to FDA approval. In addition, we plan to continue conducting our calibration studies, albeit at a slower pace, to collect additional clinical data and we are also implementing a cost reduction plan, in order to extend our cash runway. The initiation of the powered portion of the U.S. pivotal study that was expected in mid-2023 is therefore temporarily postponed.

Research and Development

Our research and development strategy is centered on developing C-Scan. Our research and development team consists of 76 individuals employed (including independent contractors) on a full-time basis and 3 individuals on a part-time basis as of March 15, 2023, including our research and development employees, clinical team, quality and assurance team and manufacturing team. All our research and development employees are located at our facility in Isfiya, Israel, except for 5 full time employees who are located at our facility in Petach Tikva, Israel and one independent contractor who is located in the U.S.

We have received grants from the Government of the State of Israel through the IIA (formerly the OCS) for the financing of a portion of our research and development expenditures and a portion of our expenditures relating to our transition to manufacturing pursuant to the Innovation Law and related regulations and guidelines. As of December 31, 2022, we had received funding from the IIA for research and development of our C-Scan in the aggregate amount of approximately $5.6 million. As of December 31, 2022, we had not paid any royalties to the IIA and had a contingent liability to the IIA with respect to such funding (including interest at the rate of 12-month LIBOR) in the amount of approximately $6.2 million. In addition, in January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing. The final IIA grant amounted to approximately $620,000 (NIS 2.18 million) (along with a co-investment by us of the same amount), which we are not required to repay to the IIA, subject to the terms and conditions set forth in the grant approval, of which we received approximately $222,000 (NIS 784,000) in February 2023, $82,000 (NIS 264,000) in January 2022 and $349,000 (NIS 1,134,000) in 2021. We may apply for additional IIA grants in the future; however, there is no assurance that such applications will be approved in the amount requested or at all. We cannot predict whether we will be entitled to any future grants, or the amounts of any such grants. See “Risk Factors – Risks Related to Our Operations in Israel – Pursuant to the terms of the Israeli government grants we received for research and development expenditures, we are obligated to pay certain royalties on our revenues to the Israeli government. In addition, the terms of Israeli government grants we received require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events.”

We incurred approximately $14.3 million, $12.3 million and $10.0 million in research and development expenses, net (after deducting participation by government grants) for the years ended December 31, 2022, 2021, and 2020, respectively. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Financial Operations Overview—Research and Development Expenses, Net.”

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

As of December 31, 2022, we had 56 granted patents (not including separate validations in Europe) in main world markets, covering various aspects of our technology. In addition, we have 19 additional pending patent applications in the pipeline. We have submitted patent applications covering our technology in the United States, member states of the European Patent Organization, Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan and South Korea. We have received patent grants for our core patent by the United States Patent and Trademark Office as well as from the European Patent Office, Australia, Brazil, China, Hong Kong, Israel, India, Canada, South Korea and Japan. We also filed patent applications describing the use of our technology in several other medical applications.

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

A PCT patent application (PCT/IL2008/000163), granted in Europe, Israel, United States, Australia, India, China, Canada and Hong Kong, discloses additional features such as a rotating collimator and improved scanning mechanisms, the capability to determine tissue density to differentiate between different types of polyps, as well as the capability to determine capsule movement in the colon. If the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended patent term for all national phases will expire on February 6, 2028, other than the U.S. patent that will expire on April 4, 2030.

Another PCT application (PCT/IL2011/000462), granted in Europe, Israel, United States, Canada, Australia, South Korea and Brazil, discloses a number of alternate fail safe concealment mechanisms that can be utilized in the capsule to ensure that the X-ray source is blocked when the capsule is not scanning and is open when it is scanning, allowing the capsule to image the colon. The fail-safe feature ensures that in the event of power failure, the radiation source is blocked and X-rays do not escape. If the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended patent term for all national phases will expire on June 9, 2031, other than the U.S. patent that will expire on July 5, 2032.

In another PCT patent application (PCT/IL2008/000765), which was granted in the United States, Europe, Israel and Japan, we disclose an imaging catheter that utilizes X-ray fluorescence, Compton back scattering and electron back scattering. The imaging catheter is designed for use in cardiac applications as well as intra-operative imaging applications such as imaging inside blood vessels where optical imaging cannot be performed because of obscuring circumstances. If the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non- extended patent term for all national phases will expire on June 4, 2028, other than the U.S. patent that will expire on July 28, 2028.

In addition, during the year 2022 we were granted two new patents:

"Position Estimation of Imaging Capsule in Gastrointestinal Tract" granted in Israel, covering C-Scan's proprietary tracking technology, which enables real time tracking of the capsule and its activation when it moves throughout the colon. This functionality allows for optimal scanning along the gastrointestinal (GI) tract while maintaining low energy consumption during the procedure. The patent also covers the capsule positioning data recording utilized by the C-Scan analysis suite, which enables gastroenterologists to make a clinical decision and generate a report with their diagnosis and recommendations.  Corresponding patents were granted in Japan, China, Europe and the United States.

"System and method for polyp detection through capsule dynamics" granted in Japan.  This patent was submitted following analysis of hundreds of patients that showed that certain capsule dynamic properties correlate with increased likelihood for the presence of polyps. Corresponding patents were filed in Europe and the United States.

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

Competition

Competition for C-Scan comes from traditional well-entrenched manufacturers of tests and equipment for CRC screening, such as colonoscopy, sigmoidoscopy, CTC, optical capsule endoscopy, FOBTs and FITs. The principal manufacturers of equipment for optical colonoscopy and sigmoidoscopy include Olympus, Pentax, Hoya and Fuji Film. The principal manufacturers of equipment for CTC include General Electric Healthcare Systems, Siemens Medical Solutions, Philips Healthcare and Toshiba Corporation. The principal manufacturer of equipment for optical capsule endoscopy includes Medtronic plc. All of these companies have substantially greater financial resources than we do, and they have established reputations as well as worldwide distribution channels for providing medical instruments to physicians.

In addition, several companies have developed or are developing non-invasive technologies based on stool, serum (from blood and other bodily fluids), or molecular diagnostics (MDx), tests that are used to indicate the presence of CRC and polyps in the colon. These companies include Exact Sciences, Polymedco, Epigenomics AG, Gene News, EDP Biotech Corporation, Illumina, Inc., Quest Diagnostics, VolitionRx Nu.Q diagnostic, Freenome , Grail, , Guardant, Genoscopy and Universal DX. Exact Sciences commenced sales of its Cologuard ®, a non-invasive stool DNA screening test for colorectal cancer in 2015, and is constantly seeking performance improvements through additional studies, alongside commercial expansion. During the past years, there has been an extensive effort on the part of our competitors to utilize molecular biology and advanced computational techniques to develop methods capable of identifying cell-free cancer biomarkers.

In December 2022, Guardant Health released results from ECLIPSE (Evaluation of ctDNA LUNAR Assay In an Average Patient Screening Episode), an over 20,000 patient registrational study evaluating the performance of its blood test for detecting colorectal cancer (CRC) in average-risk adults. The test demonstrated 83% sensitivity in detecting individuals with CRC. Specificity was 90% in both individuals without advanced neoplasia and in those who had a negative colonoscopy result. This test also demonstrated 13% sensitivity in detecting advanced adenomas. In this study, two configurations of a multimodal blood-based screening test were evaluated independently - a cell-free DNA (cfDNA)-only test and a cfDNA test with protein biomarkers. The announced results were derived from the cfDNA-only test, which outperformed the cfDNA test with protein biomarkers. Based on these study results, Guardant Health plans to complete its premarket approval submission to the FDA in the first quarter of 2023.

In January 2023, Geneoscopy Inc., released results from the CRC-PREVENT trial – a pivotal clinical trial evaluating the efficacy of its noninvasive, stool-based, at-home diagnostic screening test to detect colorectal cancer (CRC) and advanced adenomas (AA) in average-risk individuals. The CRC-PREVENT trial included 8,289 individuals with diverse racial, ethnic, and socioeconomic backgrounds across more than 2,900 zip codes in all lower 48 states, with colonoscopies performed in more than 3,800 endoscopy centers. Efficacy results from the study demonstrated 94% sensitivity for detecting CRC, 45% sensitivity for detecting advanced adenoma (AA), and 88% specificity for no findings on a colonoscopy.  The company submitted a Premarket Approval (PMA) application to the FDA in January 2023.

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

Our primary corporate objective is obtaining the U.S. clearance/approval for C-Scan. However, based on the MDR approval that we received from our notified body according to the EU Regulation, available capital and market assessment, we plan to evaluate opportunities in Europe and Israel, including possible engagement with strategic partners and/or local distributors who are active in the gastroenterology field.

In Europe, we currently expect to offer C-Scan as an imaging and screening tool for the general population. In the United States, we may choose to first obtain regulatory clearance/approval for C- Scan in a screening sub-population, and after we have conducted more extensive clinical studies supported by compelling evidence in the United States, we would anticipate applying to the FDA for the use of C-Scan as a primary screening tool.

Subject to the successful completion of our clinical trials and the receipt of our initial FDA clearance/approval, we expect to launch the product in the U.S. market, where we will consider to either set up our own sales force or align with a strategic partner. Initially, we anticipate selling C-Scan to the private sector. In parallel to our efforts to obtain FDA approval, we plan to build and execute our strategy for reimbursement, primarily for Medicare and private insurers

Subject to local regulatory approval, we also may at a later stage market C-Scan in key markets in Asia.

Manufacturing and Suppliers

Our manufacturing operations are conducted at our facility located in Isfiya, Israel and in our own X-ray production line in Petach Tikva. In Isfiya, we lease approximately 1,550 square meters at this facility under a lease agreement expiring on December 31, 2023, and we have an option to extend the agreement for an additional period of three years. We have the right to terminate the Isfiya lease agreement at any time, upon at least 60 days prior written notice. In December 2021, we signed a Sub-lease Agreement with one of our suppliers, according to which we lease approximately 70 square meters of laboratory production space at the supplier’s premises. The Sub-lease Agreement entered into effect on September 21, 2022, after receipt of certain certificates, including a business license from the Petach Tikva municipality. The Sub-lease Agreement expires on January 31, 2025, and we have an option to extend the lease period for an additional two years. We have the right to terminate the agreement at any time, upon at least 90 days prior written notice. The lessor has the right to terminate the Sub-lease Agreement, upon at least 12 months prior written notice. We currently have sufficient space to manufacture C-Scan for the contemplated clinical studies, but have limited resources and facilities in commercially manufacturing large quantities of C-Scan and C-Scan View to meet the demand we expect for our future commercialization efforts. We have faced and expect to face certain technical challenges as we increase manufacturing capacity, including, among others, logistics associated with the handling of radioactive materials, equipment design and automation, material procurement, lower than expected yields and increased scrap costs, as well as challenges related to maintaining quality control and assurance standards, while maintaining commercially efficient pricing for C-Scan. Our production objective is to establish a scalable capacity in order to meet such expanded demand for C-Scan and market expansion. If we are unable to scale up our manufacturing capabilities to meet our clinical trials needs and future market demand, our growth could be limited and our business, financial condition and results of operations could be materially adversely affected.

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

In January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing. The final IIA grant amounted to $620,000 (NIS 2.18 million) including for the purpose of the establishment of our own X-Ray source manufacturing line in Israel. We do not currently have any sales. We are planning to develop a scale-up plan to meet our expected commercial supply needs. During 2022, we expanded our manufacturing capacity to support the expected larger clinical volume and subsequent higher volumes expected in the early commercialization stage. We are continuously exploring whether certain components of C-Scan can be assembled outside of Israel. In addition, we are exploring possible alternative sources for the key capsule components. All of the facilities in which manufacturing and assembly of our products will be conducted (including those of sub-contractors) will need to comply with applicable regulations and standards for medical devices.

We currently depend on sole or single source suppliers for some of the components necessary for the production of C-Scan. For example, we currently have a sole supplier for the motor used to rotate the collimated X-ray source in C-Scan, for the customized X-ray detectors and batteries used in C-Scan. There is a limited number of manufacturers worldwide who are capable of manufacturing the motor, the customized X-ray detectors and the batteries that we currently use in C-Scan. In addition, the ASIC residing in C-Scan is currently manufactured for us by a single FAB. However, there are many alternative FABs worldwide and the design of our current ASIC could be adapted in the event it became necessary to use an alternative FAB. Furthermore, we do not currently have written contracts with all our sole or single suppliers. While our current suppliers have been able to supply the required quantities of such components to date, if the supply of these components is disrupted or terminated or if our current suppliers are unable to supply required quantities of components now or in the commercialization period, we may not be able to find alternative sources for these key components in a timely manner. Although we are planning to maintain strategic inventory of key components, the inventory may not be sufficient to satisfy the demand for C-Scan if such supply is interrupted, or subject to risk of loss due to catastrophic events such as a global political crisis or war, or a fire at our storage facility. In addition, to partially mitigate the risks of reliance on sole and single source suppliers, we are seeking alternate manufacturers for some of our components which requires us to dedicate significant resources and investment. There can be no assurance that we will be successful in seeking alternate suppliers or establish our own production line. As a result of the foregoing, we may be unable to meet our clinical trials timelines and to meet the demand for C-Scan, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation. If we are required to change the supplier of any of these key components, there may be a significant delay in locating a suitable alternative manufacturer. In addition, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with FDA and other applicable quality standards and with all applicable regulations and guidelines. As part of our mitigation plan, in December 2021, we signed the Amended Service Agreement with the sole supplier of the X-ray source used in C-Scan, and we concurrently entered into the Sub-lease Agreement with the supplier, according to which we agreed to lease approximately 70 square meters of laboratory production space at the supplier premises. According to the Amended Service Agreement, we independently produce the X-ray source using our own production employees. The Amended Service Agreement extended the terms of the service agreement we had with the sole supplier until the Sub-lease Agreement entered into effect on September 21, 2022, after receipt of certain certificates, including a business license from the Petach Tikva municipality. Upon successful progress of our clinical studies and available sufficient capital, we plan to continue to expand our own production line for our X-ray source in Israel, however, we cannot assure you that we will commence this effort or succeed in expanding our in house production line and we may be required to find an alternative source for the X-ray source, which we may not be able to do in a timely manner. The delays associated with the introduction of a new manufacturer for certain key components or new suppliers for certain materials, could delay our ability to manufacture C-Scan in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of C-Scan ceases operations or otherwise ceases to do business with us, we may not have access to the information necessary to enable an alternative supplier to manufacture the component. The occurrence of any of these events could harm our ability to meet demand for C-Scan in a timely manner or within budget.

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

FDA’s Premarket Clearance and Approval Requirements

Unless an exemption applies, before we can commercially distribute medical devices in the United States, we must obtain, depending on the type of device, either prior premarket notification, or 510(k) clearance, de novo authorization or approval of a Premarket Approval Application, or PMA from the FDA. The FDA classifies medical devices into one of three classes:

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

De Novo Reclassification

Medical device types that the FDA has not previously classified as Class I, II or III are automatically classified into Class III regardless of the level of risk they pose. To market low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, a manufacturer may request a de novo down-classification. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. A medical device may be eligible for de novo classification if the manufacturer first submitted a 510(k) premarket notification and received a determination from the FDA that the device was not substantially equivalent or a manufacturer may request de novo classification directly without first submitting a 510(k) premarket notification to the FDA and receiving a not substantially equivalent determination. The FDA is required to classify the device within 120 calendar days following receipt of the de novo application, although in practice, the FDA’s review may take significantly longer. During the pendency of the FDA’s review, the FDA may issue an additional information letter, which places the de novo request on hold and stops the review clock pending receipt of the additional information requested. In the event the de novo requestor does not provide the requested information within 180 calendar days, the FDA will consider the de novo request to be withdrawn. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. In addition, the FDA may reject the de novo request for classification if it identifies a legally marketed predicate device that would be appropriate for a 510(k) or determines that the device is not low to moderate risk or that general controls would be inadequate to control the risks and special controls cannot be developed. In the event the FDA determines the data and information submitted demonstrate that general controls or general and special controls are adequate to provide reasonable assurance of safety and effectiveness, the FDA will grant the de novo request for classification. When the FDA grants a de novo request for classification, the device is granted marketing authorization and further can serve as a predicate for future devices of that type, through a 510(k) premarket notification.

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

After a PMA application is submitted, the FDA has 45 days to determine whether the application is sufficiently complete to permit a substantive review and thus whether the FDA will file the application for review. After a premarket approval application is sufficiently complete, the FDA will accept the application and begin an in-depth review of the submitted information. By statute, the FDA has 180 days to review the “accepted application,” although, generally, review of the application may take at least 12 to 18 months, but it may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with quality system regulations.

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

Breakthrough Device Program

The FDA has implemented a Breakthrough Device Program that is intended to help patients receive more timely access to breakthrough medical technologies that have the potential to provide more effective treatment or diagnosis for life-threatening or irreversibly debilitating diseases or conditions. A device also must meet one of the following criteria: (i) it represents breakthrough technology; (ii) there is no approved or cleared alternative; (iii) it offers significant advantages over existing cleared or approved devices; or (iv) availability of the device is in the best interest of patients. Under the program, we are eligible to receive priority review and interactive communications from the FDA regarding device development and clinical trial protocols, all the way through to commercialization decisions.

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

Pervasive and Continuing FDA Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

•	establishment registration and device listing with the FDA;

•
QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of investigational products, or the promotion of ‘‘off-label’’ uses of cleared or approved products;

•	requirements related to promotional activities;

•
clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices, or approval of certain modifications to PMA-approved devices;

•
medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

•
correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

•
post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Quality Systems Regulation Requirements

Our manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR requires that each manufacturer establish a quality systems program by which the manufacturer monitors the manufacturing process and maintains records that show compliance with FDA regulations and the manufacturer’s written specifications and procedures relating to the devices. The QSR also requires, among other things, maintenance of records and certain documentation, a device master file, device history file, and complaint files. QSR compliance is necessary to receive and maintain FDA clearance or approval to market new and existing products. As a manufacturer, we are subject to periodic scheduled or unscheduled audits or inspections by the FDA. Our failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, our manufacturing operations and the recall or seizure of our products, which would have a material adverse effect on our business. The discovery of previously unknown problems with any of our products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. As manufacturers, we and our third-party manufacturers are subject to announced and unannounced inspections by the FDA to determine our compliance with quality system regulation and other regulations. We have not yet been inspected by the FDA. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

•	FDA untitled letters, FDA Form 483s, FDA warning letters, it has come to our attention letters, fines, injunctions, consent decrees and civil penalties;

•	unanticipated expenditures to address or defend such actions;

•	customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;

•	recall, detention or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing or delaying our requests for regulatory approvals or clearances of new products or modified products;

•	withdrawing of 510(k) clearances or PMA approvals that have already been granted;

•	refusal to grant export approval for our products; or

•	civil or criminal prosecution.

The FDA can also publish Safety Communications or Letters to Health Care Providers when the agency becomes aware of new issues involving a specific product or, or more broadly, a product family. These communications are posted on the FDA’s website and describe the FDA’s analysis of a current issue and provide specific regulatory approaches and clinical recommendations for patient management.

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

In November 2020, we finalized our proposed U.S. pivotal study design and submitted our IDE application to the FDA and in March 2021, our IDE application was approved by the FDA.

In January 2022, we submitted to the FDA an amended IDE application to amend the U.S. pivotal study design to add a first part to the study that is designed to enable further calibration of the C-Scan system, specifically for the average risk U.S. population and in February 2022, our IDE amended application was approved by the FDA. Following this amended IDE, the U.S. pivotal study consists of two parts. The first part is designed to enable further calibration of the C-Scan system for the average risk U.S. population, and is intended to include up to 200 patients in the United States. The second part is a statistically powered, randomized study which will compare the performance of C-Scan to traditional colonoscopy, and is intended to include up to 800 patients.  The goal of the pivotal study in the United States is to (i) demonstrate device safety as evidenced by a lack of device related serious adverse events; and (ii) provide efficacy data concerning C- Scan’s performance.

In May 2022, we announced we had initiated the first part of the U.S. pivotal study, among the average risk U.S. population. In December 2022, we submitted an IDE supplement to the FDA to include enrollment of patients at age 45-75 instead of 50-75, which was approved by the FDA in January 2023.

As part of the U.S. pivotal study, we have continued to optimize the functionality and patient experience of our advanced version of C-Scan, which incorporates mainly advanced algorithms, improved detection capability and reduced energy consumption, through additional clinical data collection in a study in Israel (initially on average risk and high-risk patients and starting May 2022, shifted to enrollment of only average risk patients) for the purpose of further calibration of the C-Scan system, in parallel to conducting the first part of the U.S. pivotal study that was initiated in May 2022.

The initiation of the powered potion of the U.S. pivotal study was dependent upon successful completion of the calibration portion of the U.S. pivotal study.  Following our internal assessment of the clinical data collected to date from our calibration studies, we have determined that the current efficacy results do not meet our goal in order to proceed to the powered portion of the U.S. pivotal study.  As a result, we have adopted a plan of action that includes conducting additional clinical data analysis and approaching the FDA to make amendments to the U.S. pivotal study protocol that are expected to be part of an IDE supplement submission to the FDA, and which are subject to FDA approval. In addition, we plan to continue conducting our calibration studies, albeit at a slower pace, to collect additional clinical data and we also implementing a cost reduction plan, in order to extend our cash runway. The initiation of the powered portion of the U.S. pivotal study that was expected in mid-2023 is therefore temporarily postponed.

Following and subject to the successful completion of our U.S. pivotal study and available capital, our current strategy is to submit a direct de novo reclassification petition for our system. Although the FDA could require us to submit a PMA, we believe that the device could be considered for evaluation under the FDA’s de novo reclassification provisions, which allow a novel device to be reclassified into class I or class II. To support this, our objective is to demonstrate that the device poses a low to moderate risk to patients.

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

If FDA determines that C-Scan is not a candidate for de novo reclassification, it will require approval of the device for market through the PMA process. Because of the technological characteristics of this device, the non-clinical tests (including lab and animals) and clinical data required may not be significantly different between de novo and PMA regulatory processes. We believe that under both scenarios, we are required to conduct a multi-center clinical study to establish the safety and efficacy and to demonstrate sensitivity and specificity of C-Scan in several hundreds of patients.

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

FCC Clearance and Regulation

Because C-Scan includes a wireless radio frequency transmitter and receiver, it is subject to equipment authorization requirements in the United States. The U.S. Federal Communications Commission, or FCC, requires authorization of radio frequency devices before they can be sold or marketed in the United States, subject to limited exceptions. The authorization requirements are intended to confirm that the proposed products comply with FCC radio frequency emission, power level standards, and other technical requirements and will not cause interference. Our system is using the same frequency band as other approved capsules. The current design of C-Scan complies with the FCC’s technical requirements and received FCC authorization. We expect that our future advanced design will also be comply with the FCC’s technical requirements, so it is expected that it will be authorized by the FCC as well.

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

NRC Regulatory Matters

As a manufacturer of a medical device containing a sealed, radioactive source, we are subject to regulation by various governmental authorities that oversee the possession, use, and disposal of radioactive material. These regulations govern, among other things, the design, development, testing, manufacturing, packaging, labeling, distribution, import/export, sale, and marketing and disposal of our product.

The C-Scan capsule contains within the device a radioactive sealed source, which contains a small amount of radioactive material. This material aids in the imaging and scanning capabilities of the device as it passes through the patient. The C-Scan capsule is ingested by the patient, and passes through the patient’s gastrointestinal tract before exiting the human body.

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

In the United States, the C-Scan capsule is undergoing clinical trials. The U.S. Nuclear Regulatory Commission, or the NRC, and state nuclear regulatory agencies oversee the use of radioactive materials in the United States. The NRC regulates the use of radioactive materials in medical devices under several parts of its regulations, including 10 C.F.R. Part 20, “Standards for Protection Against Radiation,” 10 C.F.R. Part 30, “Rules of General Applicability to Domestic Licensing of Byproduct Material,” and 10 C.F.R. Part 35, “Medical Use of Byproduct Material.” NRC Agreement States implement similar regulations under a nuclear regulatory framework developed by the state pursuant to authority delegated by the NRC.

In accordance with applicable NRC regulations, and relevant NRC Agreement State requirements, we comply with the radioactive materials safety and handling requirements applicable for our development of our C-Scan technology applicable to clinical trials. Regarding disposal of the device, the NRC places conditions and limitations on the disposal of radioactive material in the sanitary sewer. In 2022, after extensive engagement with the NRC, we submitted a petition for rulemaking to the NRC, requesting that the agency amend the NRC regulations at 10 CFR 20.2003(b), which pertains to disposal of radioactive material into the sanitary sewer system, to include the disposal of the C-Scan capsule.  Under the NRC’s current interpretation of the 10 CFR 20.2003(b) regulations, disposal of a device like the C-Scan capsule into the sanitary sewer system is not currently permitted. The NRC’s review of the rulemaking request remains ongoing. Therefore, during the U.S. pivotal study, the C-Scan capsule is not intended to be disposed of in the sanitary sewer system, and is instead intended to be collected by the patient and returned to the medical facility administering the device for further storage, decay and disposal. For the collection and disposal phase of the U.S. pivotal study, we have established, through a third party, a decay and disposal process of the C-Scan capsule that is in accordance with the NRC and Agreement State requirements.

In the U.S, engagement with various sites to participate in the U.S. pivotal study has been progressing slower than expected, in part due to compliance with, and the need for, the site-specific licensing and compliance with radioactive materials regulatory requirements associated with the X-ray technology contained within our C-Scan capsule.

The future commercial sale of C-Scan will also be subject to extensive nuclear regulations in various jurisdictions around the world where the C-Scan capsule will be used, and we intend to comply with such regulations as they become applicable. We expect the commercial manufacture and distribution of C-Scan will also require us, or a company affiliated with our company, to obtain a number of licenses and certifications related to nuclear regulatory compliance. We also expect that in commercialization, clinical centers/hospitals will need to obtain a number of licenses and certifications related to nuclear regulatory compliance.

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

On January 9, 2018, we obtained the CE mark of conformity for C-Scan. On December 21, 2021, the European MDR issued a renewal of our CE mark according to the EU Regulation 2017/745 on Medical Devices for the marketing and sale of C-Scan in the European Union, valid until December 1, 2026.

C-Scan and our operations are also subject to regulation by AMAR, which is responsible for the registration of medical devices in Israel, issuance of import licenses and monitoring of marketing of medical equipment. In September 2018, we received approval from AMAR for the marketing and sale of C-Scan in Israel. Following the approval we received from our notified body according to the EU Regulation 2017/745, the AMAR approval was renewed and is valid until December 31, 2024.

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

United Kingdom

The withdrawal of the United Kingdom (UK) from the EU took effect on January 1, 2021, and there are 27 member states remaining in the EU. As of January 1, 2021, the UK is a “third country” with regard to the EU (subject to the terms of the EU UK Trade Agreement) and EU law ceased to apply directly in the UK. However, the UK has retained the EU regulatory regime with certain modifications as standalone UK legislation. Therefore, the UK regulatory regime is currently similar to EU regulations, but under new legislation, the Medicines and Medical Devices Act, the UK may adopt changed regulations that may diverge from the EU legislative regime for medicines and medical devices and their research, development and commercialization. For a two-year period starting January 1, 2021, the UK has adopted transitional provisions, which inter alia apply to the importation of medical devices into the UK and the acceptance of CE-certificates until the end of June 2023, subject to certain registrations with the UK Medicines and Healthcare Products Regulatory Agency. From July 1, 2023, certification under the new UK medical device legislation will be required to place products on the market in the UK. Medical devices, will need to be registered with the MHRA before they are placed on the Great Britain market. Medical device manufacturer based outside the UK that wish to place a device on the Great Britain market, will need to appoint a single UK Responsible Person, who will act on its behalf to carry out specified tasks, such as registration.

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

Colorectal cancer (CRC) is the fourth most common cancer and the second leading cause of cancer deaths in the United States, and is expected to cause about 52,550 deaths during 2023. It is an important issue for the Medicare and the commercial population. Approximately 4.1 percent of men and women will be diagnosed with colorectal cancer at some point during their lifetime, based on 2016–2018 data. In 2018, there were an estimated 1,365,135 people living with colorectal cancer in the United States. In 2022, the National Institutes of Health (NIH) National Cancer Institute (NCI) estimated that there will be over 151,000 new cases of colon and rectal cancer in the United States with a median age at diagnosis of 66 years. Colorectal cancer is most frequently diagnosed among people aged 6 – 74 years (NIH). The American Cancer Society’s estimates for the number of colorectal cancer cases in the United States for 2023 forecast over 153,000 new cases of colon and rectal cancer. From 2013 to 2019, while incidence rates dropped by about 1% each year, there is a rising incidence among younger adults since at least the mid-1990s. From 2012 through 2016, it increased every year by 2% in people younger than 50 and 1% in people 50 to 64. While the death rate from colorectal cancer has been dropping among both men and women for several decades, deaths from colorectal cancer among people younger than 55 have increased 1% per year from 2008 to 2017.

Among all races, African Americans have the highest death rate. Based on data from SEER 17 2012-2018, the five-year relative survival rate was 65.1%. The earlier colorectal cancer is caught, the better chance a person has of surviving five years after being diagnosed. For colorectal cancer, 37.2% are diagnosed at the local stage. The 5-year relative survival for localized colorectal cancer is 90.9%.

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

The cost-effectiveness of a device (or the service in which a device is used) may be a key factor in obtaining third-party payer reimbursement for such device or service, but is not commonly a factor for Medicare. Medicare covers certain colorectal cancer (CRC) screening tests and procedures for Medicare beneficiaries that meet certain eligibility criteria, as authorized by Sections 1861(s)(2)(R) and 1861(pp) of the Social Security Act and regulations at 42 CFR 410.37. However, Medicare coverage of CRC screening tests as defined under Section 1861(pp)(1)(D) states “Such other tests or procedures, and modifications to tests and procedures under this subsection, with such frequency and payment limits, as the Secretary determines appropriate, in consultation with appropriate organizations.” (emphasis added).

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

Third-party payors in the United States began issuing coverage policies for capsule endoscopy in early 2002, subsequent to FDA approval and availability of the technology. Initially, reimbursement policies provided coverage for capsule endoscopy of the small bowel only for the diagnosis of obscure gastrointestinal bleeding. Subsequently, reimbursement coverage has been expanded to include other diagnoses and as of December 31, 2022, approximately 300 million people in the United States have coverage of this technology for a number of capsule endoscopy of the small bowel indications including obscure gastrointestinal bleeding, suspected Crohn’s disease, suspected small bowel tumors, celiac disease and other small bowel pathologies.

Currently, there is no Medicare, Medicaid, or commercial insurance reimbursement for capsule endoscopy of the colon in the United States for CRC screening, despite the availability of CPT code 91113 Gastrointestinal tract imaging, intraluminal (e.g., capsule endoscopy), colon, with interpretation and report, which became effective January 1, 2022.

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

In January 2021, CMS updated National Coverage Determination 210.3, stating that, effective for dates of service on or after January 19, 2021, a blood-based biomarker test is covered as an appropriate colorectal cancer screening test once every 3 years for Medicare beneficiaries (i) when performed in a Clinical Laboratory Improvement Act (CLIA)-certified laboratory, (ii) when ordered by a treating physician and (iii) when all of the following requirements are met: The patient is: age 50-85 years; and, asymptomatic (no signs or symptoms of colorectal disease including but not limited to lower gastrointestinal pain, blood in stool, positive guaiac fecal occult blood test or fecal immunochemical test); and, at average risk of developing colorectal cancer (no personal history of adenomatous polyps, colorectal cancer, or inflammatory bowel disease, including Crohn’s Disease and ulcerative colitis; no family history of colorectal cancers or adenomatous polyps, familial adenomatous polyposis, or hereditary nonpolyposis colorectal cancer). The blood-based biomarker screening test must have all of the following: FDA market authorization with an indication for colorectal cancer screening; and, proven test performance characteristics for a blood-based screening test with both sensitivity greater than or equal to 74% and specificity greater than or equal to 90% in the detection of colorectal cancer compared to the recognized standard (accepted as colonoscopy at this time), as minimal threshold levels, based on the pivotal studies included in the FDA labeling.

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

In July 2022, a group of colorectal cancer survivors, patient advocates, and life-science professionals met to discuss opportunities for stakeholders to improve access to treatment and screening in the US.  Joined by White House Cancer Moonshot Coordinators, the group centered discussion on three initiatives:

•	CRC education and awareness as part of First Lady Jill Biden’s cancer screening messaging efforts,
•	Comprehensive CRC screening solutions supporting current screening tools, enabling the workgroup to reach underserved communities,
•	Building on previous successes of the CDC’s Colorectal Cancer Control Program (CRCCP).

In December 2022, Guardant Health released results from ECLIPSE (Evaluation of ctDNA LUNAR Assay In an Average Patient Screening Episode), an over 20,000 patient registrational study evaluating the performance of its blood test for detecting colorectal cancer (CRC) in average-risk adults. The test demonstrated 83% sensitivity in detecting individuals with CRC. Specificity was 90% in both individuals without advanced neoplasia and in those who had a negative colonoscopy result. This test also demonstrated 13% sensitivity in detecting advanced adenomas. In this study, two configurations of a multimodal blood-based screening test were evaluated independently - a cell-free DNA (cfDNA)-only test and a cfDNA test with protein biomarkers. The announced results were derived from the cfDNA-only test, which outperformed the cfDNA test with protein biomarkers. Based on these study results, Guardant Health plans to complete its premarket approval submission to the FDA in the first quarter of 2023.

In January 2023, Geneoscopy Inc., released results from the CRC-PREVENT trial – a pivotal clinical trial evaluating the efficacy of its noninvasive, stool-based, at-home diagnostic screening test to detect colorectal cancer (CRC) and advanced adenomas (AA) in average-risk individuals. The CRC-PREVENT trial included 8,289 individuals with diverse racial, ethnic, and socioeconomic backgrounds across more than 2,900 zip codes in all lower 48 states, with colonoscopies performed in more than 3,800 endoscopy centers. Efficacy results from the study demonstrated 94% sensitivity for detecting CRC, 45% sensitivity for detecting advanced adenoma (AA), and 88% specificity for no findings on a colonoscopy.  The company submitted a Premarket Approval (PMA) application to the FDA in January 2023.

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

Coverage Outside the United States

In countries outside the United States, coverage for CRC screening may be obtained from various sources, including governmental authorities, private health insurance plans, and labor unions. In some countries, private insurance systems may also offer payments for some therapies. Although not as prevalent as in the United States, health maintenance organizations are emerging in certain European countries. Coverage systems in international markets vary significantly by country and, within some countries, by region. Coverage approvals must be obtained on a country-by- country or region-by-region basis.

C.      Organizational Structure

On May 15, 2015, we formed our wholly-owned subsidiary Check-Cap US, Inc., a Delaware corporation.

D.      Property, Plants and Equipment

Our principal executive offices and operations are conducted at a facility located in Isfiya, Israel since June 1, 2009. We also have an X-ray production line in Petach Tikva, Israel. In Isfiya, we lease approximately 1,550 square meters at this facility under a lease agreement expiring on December 31, 2023, and we have an option to extend the agreement for an additional period of three years. We have the right to terminate the Isfiya lease agreement at any time, upon at least 60 days prior written notice. We currently plan to extend the Isfiya lease agreement by the additional three years.  In December 2021, we signed the Sub-lease Agreement with one of our suppliers, according to which we lease approximately 70 square meters of laboratory production space at the supplier’s premises. The Sub-lease Agreement entered into in effect on September 21, 2022, after receipt of certain certificates, including a business license from Petach Tikva municipality. The Sub-lease Agreement expires on January 31, 2025, and we have an option to extend the lease period for an additional two years. We have the right to terminate the Sub-lease Agreement at any time, upon at least 90 days prior written notice. The lessor has the right to terminate the Sub-lease Agreement, upon at least 12 months prior written notice.

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

Check-Cap LLC was formed in 2004 as a Delaware limited liability company to develop a novel and superior solution for colon cancer screening. In 2009, all of the business operations and substantially all of the assets of Check-Cap LLC were transferred to Check Cap Ltd., a newly-incorporated Israeli company. Our headquarters are located near Haifa, in the northern part of Israel. Our management team includes an experienced group of executives in the business, research, clinical and regulatory fields. As of March 15, 2022, our research and development team consists of 78 experienced professionals (including employees and independent contractors) in a variety of fields such as clinics, physics, algorithms, electronics, software, mechanical engineering, verification and validation, and manufacturing.

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

We have generated significant losses to date, and we expect to continue to generate losses for at least the next several years as we continue our investment in research and development and clinical trials in order to complete the development of C-Scan and to attain regulatory approvals, manufacturing scale up, begin the commercialization efforts for our products, increase our marketing and selling expenses, and incur additional costs as a result of being a public company in the United States. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability. As of December 31, 2022, we had accumulated losses of approximately $127.3 million.

Our financing activities are described below under “Liquidity and Capital Resources.”

Since our inception, we have devoted substantially all of our efforts to research and development, clinical trials, recruiting management and technical staff, acquiring assets and raising capital. We are still in the development and clinical stage and have not yet generated revenues. We have incurred losses of $19.1 million and $17.2 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, our accumulated deficit was approximately $127.3 million. The extent of our future operating losses and the timing of becoming profitable are uncertain.

We have funded our operations to date primarily through equity financings, sales of our ordinary shares and warrants, the exercise of warrants and other funding transactions and through grants from the IIA.

Additional funding will be required to complete our research and development and clinical trials, to attain regulatory approvals, to establish manufacturing infrastructure and to begin the commercialization efforts of C-Scan. We have not yet commercialized our product. Even if we commercialize our product, we may not become profitable in the foreseeable future. Our ability to achieve profitability depends on a number of factors, including our ability to obtain regulatory approval for our product, successfully reduce the manufacturing cost of our C-Scan product, successfully complete any post-approval regulatory obligations and successfully commercialize our product alone or in partnership.

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

We recently announced the temporary postponement of the initiation of the second part of the U.S. pivotal study that was expected in mid-2023 and that as a result, we adopted a plan of action, including (among other things) a cost reduction plan in order to extend our cash runway to longer than initially planned, which we are in the process of implementing.  Based on such plan, we believe that current cash on hand will be sufficient to fund our ongoing operations and plans into the fourth quarter of 2024. Management expects that we will continue to generate losses from the development, manufacturing and infrastructure costs, clinical development and regulatory activities of C-Scan, which will result in negative cash flow from operating activity. The actual amount of cash that we will need to operate is subject to many factors, including, but not limited to, the timing, conduct of clinical trials for C-Scan and regulatory path along with cost to commercialize our product.

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

Operating Cost and Expenses

Our operating costs and expenses are classified into two categories: research and development expenses and general and administrative expenses. For each category, the largest component is personnel costs, which consists of salaries, employee benefits and share-based compensation. Operating costs and expenses also include allocated overhead costs for depreciation of equipment. Operating costs and expenses are generally recognized as incurred. We recently announced the temporary postponement of the initiation of the second part of the U.S. pivotal study that was expected in mid-2023 and that as a result, we adopted a plan of action including (among other things) a cost reduction plan in order to extend our cash runway to longer than initially planned, which we are in the process of implementing. However, we expect personnel costs and operating costs to continue to increase in the future as we continue the development of C-Scan, including the pivotal study and scale up of our manufacturability.

Research and Development Expenses, Net

Research and development activities are central to our business model. We intend to increase our research and development operations in order to complete the development of C-Scan, to conduct our clinical trials, including the pivotal study in the United States, and to attain regulatory approvals.

Since 2018, we have spent approximately $54.7 million on research and development expenses as of December 31, 2022, of which $0.95 million was funded by government grants. Our total research and development expenses, net of participations in the years ended December 31, 2022, 2021, and 2020 were approximately $14.3, $12.3 million, and $10.0 million, respectively. All research and development expenses are expensed as incurred. We expect research and development expenses to slightly increase in 2023 and may further increase according to the progress of our clinical program.

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

Our research and development expenses, net, are net of grants for the research and development for C-Scan and for the transition from research and development to manufacturing that we have received from the Government of Israel through the IIA. Under the terms of the Innovation Law as currently in effect, in exchange for the research and development grants we received, we are required to pay the IIA royalties from our revenues up to an aggregate of 100% (which may be increased under certain circumstances) of the U.S. dollar-linked value of the grant, plus interest at the rate of 12-month LIBOR. Pursuant to regulations under the Innovation Law, the rate of royalty repayment is 3% or 4% of revenues (which may be increased under certain circumstances) from sales of products and services based on know-how funded by the IIA research and development grants we have received. As of December 31, 2022, we had received funding from the IIA for the research and development of C-Scan in the aggregate amount of approximately $5.6 million. As of December 31, 2022, we had not paid any royalties to the IIA and had a contingent obligation to the IIA in respect of such research and development grants (including interest at the rate of 12-month LIBOR) in the amount of approximately $6.2 million. In addition, in January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing. The final IIA grant amounted to  $620,000 (NIS 2.18 million) (along with a co- investment by us of the same amount), which we are not required to repay to the IIA, subject to the terms and conditions set forth in the grant approval, of which we received approximately $222,000 (NIS 784,000) in February 2023, $82,000 (NIS 264,000) in January 2022 and $349,000 (NIS 1,134,000) in 2021 . For additional information regarding the IIA grants, see Item 10E “Additional Information - Taxation - Israeli Tax Considerations and Government Programs - The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly the Encouragement of Industrial Research and Development Law, 5744-1984).” There can be no assurance that we will continue to receive grants from the IIA in amounts sufficient for our operations, if at all. See also “Item 3D “Key Information - Risk Factors— Risks Related to Our Operations in Israel—Pursuant to the terms of the Israeli government grants we received for research and development expenditures, we are obligated to pay certain royalties on our revenues to the Israeli government. In addition, the terms of the Israeli government grants we received require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events.”

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and other related costs, including share-based compensation expense, for persons serving as our directors and executives, finance, legal, human resources and administrative personnel, professional service fees, directors’ and officers’ liability insurance and other general corporate expenses, such as communication, office and travel expenses. Based on our current plans, we expect that our general and administrative expenses will slightly decrease in 2023; however, we expect general and administrative expenses to increase in the future, in part due to costs associated with being a public company in the United States, including compliance under the Sarbanes-Oxley Act of 2002 and rules promulgated by the U.S. Securities and Exchange Commission. These public company-related expense increases will likely include costs of additional legal fees, accounting and audit fees, directors’ and officers’ liability insurance premiums and costs related to investor relations.

Finance Income, net

Our finance income, net in 2022, 2021, and 2020 consists primarily of interest earned on our cash equivalents and short-term bank deposits and changes in provision for royalties.

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

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carryforward tax losses totaling approximately $105 million as of December 31, 2022. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. However, a tax loss that can be utilized in a certain tax year cannot be carried forward to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

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

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

	Year Ended December 31,
	2022	2021
	(US$ in thousands, except per share data)
Research and development expenses, net	$14,271	$12,349
General and administrative expenses	5,763	4,972
Operating loss	20,034	17,321
Finance income, net	926	119
Net loss	$19,108	$17,202

Research and Development Expenses, net.  Research and development expenses, net for the year ended December 31, 2022 were approximately $14.3 million, as compared with approximately $12.3 million for the year ended December 31, 2021 an increase of $1.9 million or 15.6%. The increase in research and development expenses, net between 2022 and 2021 was primarily due to (i) an increase of approximately $0.8 million in salary and related expense, mainly as a result of an expansion in head count that was offset in part by a reduction in bonuses expense in 2022 and by exchange rate fluctuations, (ii) an increase of approximately $0.6 million in subcontractors and consultants including regulatory consultants, (iii) an increase of approximately $0.2 million in share-based compensation, (iv) an increase of approximately $0.8 million in other research and development expenses, including clinical study expenses, and (iv) a $0.2 million decrease in the participation of the IIA in research and development expenses. The increase in research and development expenses, net between 2022 and 2021, was offset in part by a $0.8 million decrease in material expenses.

	2022	2021	Change
	(US$ in thousands)
Salaries and related expenses	$8,257	$7,428	$829
Share-based compensation	493	329	164
Materials	2,258	3,020	(762)
Subcontractors and consultants (*)	1,375	820	555
Depreciation	289	169	120
Cost for registration of patents	140	153	(13)
Other research and development expenses(*)	1,681	861	820
	14,493	12,780	1,713
Less participation of the IIA (formerly the OCS)	(222)	(431)	209
Total research and development expenses, net	$14,271	$12,349	$1,922

(*) Reclassified

General and Administrative Expenses.  Our general and administrative expenses for the year ended December 31, 2022 were approximately $5.8 million, as compared to approximately $5.0 million for the year ended December 31, 2021, an increase of $0.8 million, or 15.9%.  The increase in general and administrative expenses is primarily due to (i) a $0.4 million increase in professional services expenses, (ii) a $0.2 million increase in share-based compensation expenses, and (iii) a $0.4 million increase in other general expenses, mainly associated with directors’ and officers’ liability insurance, offset in part by a $0.3 million decrease in salaries and related expenses, mainly due to a reduction in bonuses expense in 2022.

	2022	2021	Change
	(US$ in thousands)
Salaries and related expenses	$1,784	$2,042	$(258)
Share-based compensation	386	162	224
Professional services	1,092	710	382
Office rent and maintenance	246	172	74
Depreciation	116	36	80
Other general and administrative expenses	2,139	1,850	289
Total general and administrative expenses	$5,763	$4,972	$791

Operating Loss.  Our operating loss for the year ended December 31, 2022 was approximately $20.0 million, as compared with approximately $17.3 million for the year ended December 31, 2021, an increase of approximately $2.7 million, or 15.7%. The increase was as a result of the $1.9 million increase in research and development expenses, net for the year ended December 31, 2022 and the $0.8 million increase in general and administrative expenses for the year ended December 31, 2022, as compared to the year ended December 31, 2021.

Finance Income, net.  Our finance income, net for the year ended December 31, 2022 was approximately $926,000, as compared to approximately $119,000 for the year ended December 31, 2021, an increase of approximately $807,000. The change in our finance income, net is primarily due to an increase of $946,000 of interest income on short-term deposits recorded for the year ended December 31, 2022, as compared to the year ended December 31, 2021, offset in part by a $173,000 decrease in fair value of derivatives recorded for the year ended December 31, 2022, as compared to the year ended December 31, 2021.

Net loss. Our net loss for the year ended December 31, 2022 was approximately $19.1 million, as compared to approximately $17.2 million for the year ended December 31, 2021, an increase of $1.9 million.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

	Year Ended December 31
	2021	2020
	(US$ in thousands, except per share data)
Research and development expenses, net	$12,349	$10,008
General and administrative expenses	4,972	3,924
Operating loss	17,321	13,932
Finance income, net	119	86
Net loss	$17,202	$13,846

Research and Development Expenses, net.  Research and development expenses, net for the year ended December 31, 2021 were approximately $12.3 million, as compared with approximately $10.0 million for the year ended December 31, 2020, an increase of $2.3 million or 23.4%. The increase in research and development, net expenses between 2021 and 2020 was primarily due to (i) an increase of approximately $1.3 million in salary and related expense, mainly as a result of an expansion in head count and currency exchange rate fluctuation, (ii) a $1.2 million increase in material expenses, (iii) an increase of approximately $0.16 million in share-based compensation, and (iv) an increase of approximately $0.4 million in other research and development expenses, including clinical expenses. The increase in research and development expenses, net between 2021 and 2020, was offset in part by a $0.3 million decrease in subcontractors and consultants and a $0.43 million grant received from the IIA, which amount was recorded as a deduction from research and development expenses in 2021.

	2021	2020	Change
	(US$ in thousands)
Salaries and related expenses	$7,428	$6,173	$1,255
Share-based compensation	329	165	164
Materials	3,020	1,792	1,228
Subcontractors and consultants(*)	820	1,103	(283)
Depreciation	169	123	46
Cost for registration of patents	153	164	(11)
Other research and development expenses(*)	861	488	373
	12,780	10,008	2,772
Less participation of the IIA (formerly the OCS)	(431)	-	(431)
Total research and development expenses, net	$12,349	$10,008	$2,341

(*) Reclassified

General and Administrative Expenses. Our general and administrative expenses for the year ended December 31, 2021 were approximately $5.0 million, as compared to approximately $3.9 million for the year ended December 31, 2020, an increase of $1.0 million, or 27%.  The increase in general and administrative expenses is primarily due to a $0.3 million increase in salaries and related expenses, a $0.1 million increase in professional services expenses and a $0.6 million increase in other general expenses, mainly associated with directors’ and officers’ liability insurance, offset in part by a $0.1 million decrease in share-based compensation expenses.

	2021	2020	Change
	(US$ in thousands)
Salaries and related expenses	$2,042	$1,698	$344
Share-based compensation	162	243	(81)
Professional services	710	574	136
Office rent and maintenance	172	174	(2)
Depreciation	36	25	11
Other general and administrative expenses	1,850	1,210	640
Total general and administrative expenses	$4,972	$3,924	$1,048

Operating Loss.  Our operating loss for the year ended December 31, 2021 was approximately $17.3 million, as compared with approximately $13.9 million for the year ended December 31, 2020, an increase of approximately $3.4 million, or 24.3%.  The increase was as a result of the $2.3 million increase in research and development expenses, net for the year ended December 31, 2021 and the $1.0 million increase in general and administrative expenses for the year ended December 31, 2021, as compared to the year ended December 31, 2020.

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

Net loss. Our net loss for the year ended December 31, 2021 was approximately $17.2 million, as compared to approximately $13.8 million for the year ended December 31, 2020, an increase of $3.4 million.

B.      Liquidity and Capital Resources

Sources of Liquidity

To date, we have funded our operations primarily through equity financings consummated prior to our initial public offering, our initial public offering, private placements, registered direct and underwritten public offerings, our warrant exercise transaction and grants that we received from the IIA (formerly the OCS) and the BIRD Foundation. As of December 31, 2022, we had approximately $42.1 million cash and cash equivalents, including restricted cash, and had invested most of our available cash in short term bank deposits.

Effective November 23, 2022, our Board of Directors effected a reverse share split of 1-for-20 (i.e., 20 ordinary shares were combined into one ordinary share). Share and per share amounts, prior to November 23, 2022, have been adjusted to reflect the reverse share split.

During the first quarter of 2021, certain warrant holders exercised warrants to purchase 1,210,235 ordinary shares, at exercise prices ranging from $15-$16 per share, for total gross proceeds of approximately $19.2 million.

On July 2, 2021, we consummated a registered direct offering of 1,296,297 ordinary shares and warrants to purchase up to 1,296,297 ordinary shares, or the July 2021 Offering. Each ordinary share was sold together with one warrant to purchase one ordinary share at a combined purchase price of $27 per share and accompanying warrant, for aggregate gross proceeds of approximately $35,000,000, excluding any proceeds that may be received upon exercise of the warrants. Each warrant will be immediately exercisable and will expire on January 2, 2024. The exercise price of each warrant is $30 per ordinary share, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the issuance or resale of ordinary shares underlying the warrants. The ordinary shares and the warrants are separable and were issued separately, but purchased together in this offering. We agreed to pay the placement agent an aggregate fee equal to 7.0% of the gross proceeds of the offering, a management fee of 1.0% of the gross proceeds of the offering, a non-accountable expenses allowance of $25,000, fees and expenses up to $100,000, and a clearing fee of $15,950. In addition, issued to the placement agent or its designees warrants to purchase up to a total of 5.0% of the aggregate number of ordinary shares sold in the transaction, or warrants to purchase up to 64,815 ordinary shares, substantially on the same terms as the warrants issued to the investors in the private placement, except that the placement agent warrants will have an exercise price of $33.75 per share (which represents 125% of the investors’ purchase price per share and accompanying warrant). Upon any exercise of the warrants for cash, we agreed to pay the placement agent a total cash fee equal to 7.0% of the aggregate gross proceeds from the exercise of the warrants, a management fee equal to 1.0% of the aggregate gross proceeds from the exercise of the warrants, and warrants to purchase up to 5.0% of the number of ordinary shares issued upon the cash exercise of the warrants.

On March 3, 2022, we consummated a registered direct offering of 1,000,000 ordinary shares and warrants to purchase up to 750,000 ordinary shares, or the March 2022 Offering. Each ordinary share was sold together with one warrant to purchase 0.75 ordinary share at a combined purchase price of $10 per share and accompanying warrant, for aggregate gross proceeds of $10,000,000, excluding any proceeds that may be received upon exercise of the warrants. Each warrant will be immediately exercisable and will expire on March 3, 2027. The exercise price of each warrant is $13 per ordinary share, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the issuance or resale of ordinary shares underlying the warrants. The ordinary shares and the warrants are separable and were issued separately, but purchased together in this offering. We agreed to pay the placement agent an aggregate fee equal to 7.0% of the gross proceeds of the offering, a management fee of 1.0% of the gross proceeds of the offering, a non-accountable expenses a of $70,000, and a clearing fee of $15,950. In addition, we agreed to issue to the placement agent or its designees warrants to purchase up to a total of 5.0% of the aggregate number of ordinary shares sold in the transaction, or warrants to purchase up to 50,000 ordinary shares, substantially on the same terms as the warrants issued to the investors in the private placement, except that the placement agent warrants will have an exercise price of $12.5 per share (which represents 125% of the investors’ purchase price per share and accompanying warrant) and expiration date of March 1, 2027. Upon any exercise of the warrants for cash, we agreed to pay the placement agent a total cash fee equal to 7.0% of the aggregate gross proceeds from the exercise of the warrants, a management fee equal to 1.0% of the aggregate gross proceeds from the exercise of the warrants, and warrants to purchase up to 5.0% of the number of ordinary shares issued upon the cash exercise of the warrants. Simultaneously with this offering, we entered into a warrant amendment agreement, or the Warrant Amendment Agreement, with the investors in the March 2022 Offering. Pursuant to the Warrant Amendment Agreement, certain warrants to purchase up to an aggregate of 926,297 ordinary shares of the Company that were issued to the investors in the July 2021 Offering were amended to have a reduced exercise price of $13 per share and the term of exercise was extended to January 2, 2025.

Since our inception through December 31, 2022, we had received funding from the IIA for research and development of C-Scan in the aggregate amount of approximately $5.6 million, of which $31,000 was received in the year ended December 31, 2020. We did not receive IIA funding for research and development for the years ended December 31, 2022 and 2021. As of December 31, 2022, we had not paid any royalties to the IIA and had a contingent obligation to the IIA with respect to such funding (including interest at the rate of 12-month LIBOR) in the amount of approximately $6.2 million. In addition, in January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing. The final IIA grant amounted to $620,000 (NIS 2.18 million) (along with a co-investment by us of the same amount), which we are not required to repay to the IIA, subject to the terms and conditions set forth in the grant approval, of which we received approximately $222,000 (NIS 784,000) in February 2023, $82,000 (NIS 264,000) in January 2022 and $349,000 (NIS 1,134,000) in 2021.

We are a clinical and development-stage medical diagnostics company and have not yet generated revenues. We have incurred net losses in each fiscal year since we commenced operations in 2009. We incurred net losses of $19.1 million, $17.2 million, and $13.8 million in 2022, 2021, and 2020, respectively. As of December 31, 2022, our accumulated deficit was $127.3 million. The extent of our future operating losses and the timing of becoming profitable are uncertain.

We recently adopted a cost reduction plan in order to extend our cash runway to longer than initially planned, which we are in the process of implementing.  Based on such plan, we believe that current cash on hand will be sufficient to fund our ongoing operations and plans into the fourth quarter of 2024. We expect that we will continue to generate losses from our research and development and clinical trials, regulatory activities, manufacturing infrastructure and commercialization efforts of C-Scan, which will result in a negative cash flow from operating activity. The actual amount of cash that we will need to operate is subject to many factors, including, but not limited to, the initiation, timing, progress and results of our clinical trials and other product development efforts along with cost to commercialize our product.

We anticipate that we will need to raise substantial additional financing in the future to fund our operations. In order to meet these additional cash requirements, we may incur debt, license certain intellectual property, and seek to sell additional equity or convertible securities that may result in dilution to our shareholders. If we raise additional funds through the issuance of equity or convertible securities, these securities could have rights or preferences senior to those of our ordinary shares and could contain covenants that restrict our operations. There can be no assurance that we will be able to obtain additional equity or debt financing on terms acceptable to us, if at all. Our future capital requirements will depend on many factors, including:

•	our ability to obtain funding from third parties, including any future collaborative partners;

•	the scope, rate of progress and cost of our clinical trials and other research and development programs;

•	the time and costs required to gain regulatory approvals;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	the costs of filing, prosecuting, defending and enforcing patents, patent applications, patent claims, trademarks and other intellectual property rights;

•	any product liability or other lawsuits related to our product;

•	the expenses needed to attract and retain skilled personnel;

•	the costs and timing of future commercialization activities, including product manufacturing, marketing, sales, and distribution;

•	the revenue, if any, received from commercial sales of our product;

•	the general and administrative expenses related to being a public company;

•	the effect of competition and market developments

•	future clinical trial results;

•	the COVID – 19 pandemic; and

•	the political and security situation in Israel.

Historical Cash Flows

The following table summarizes our statement of cash flows for the years ended December 31, 2022, 2021, and 2020.

	Year Ended December 31,
	2022	2021	2020
	US$ (in thousands)
Net cash used in operating activities	$(18,707)	$(16,264)	$(13,113)
Net cash used in investing activities	$(12,508)	$(16,006)	$(10,451)
Net cash provided by financing activities	$8,850	$51,024	$23,582

Operating Activities

Net cash used in operating activities for the year ended December 31, 2022 was $18.7 million, as compared to $16.3 million for the year ended December 31, 2021. The increase in net cash used in operating activities in 2022 was attributable primarily to the increase in operating loss and due to a decrease of accruals on account of employee compensation and a decrease of trade accounts payable, accruals and other current liabilities, offset in part by a decrease in prepaid and other current assets and non-current assets, as compared to 2021. Net cash used in operating activities for the year ended December 31, 2021 was $16.3 million, as compared to $13.1 million for the year ended December 31, 2020. The increase in net cash used in operating activities in 2021 was attributable primarily to the increase in operating loss and increase in prepaid and other current assets and non-current assets offset in part by an increase in trade accounts payable, accruals and other current liabilities, as compared to 2020

Investing Activities

Net cash used in investing activities for the year ended December 31, 2022 was $12.5 million, comprised primarily of investment in short-term bank deposits in the amount of $12.0 million and purchase of property and equipment in the amount of $0.5 million. Net cash used in investing activities for the year ended December 31, 2021 was $16.0 million, comprised primarily of investment in short-term bank deposits in the amount of $15 million and purchase of property and equipment in the amount of $1.0 million. Net cash used in investing activities for the year ended December 31, 2020 was $10.5 million, comprised primarily of investment in short-term bank and other deposits in the amount of $10.1 million and purchase of property and equipment in the amount of $0.4 million.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2022 was $8.9 million, comprised of net proceeds from the issuance of ordinary shares in the March 2022 registered direct offering. Net cash provided by financing activities for the year ended December 31, 2021 was $51.0 million, comprised primarily of net proceeds of $31.8 million from the issuance of ordinary shares in the July 2021 registered direct offering and $19.2 from exercise of warrants during the first quarter of 2021. Net cash provided by financing activities for the year ended December 31, 2020 was $23.6 million, comprised primarily of net proceeds of $4.73 million from the issuance of ordinary shares in the February 2020 private placement, net proceeds of $10.2 million from the April 2020 and May 2020 registered direct offerings and net proceeds of $8.7 million from the July 2020 warrant exercise transaction.

We expect that our sources of cash for the year ended December 31, 2023 will include cash held in our bank accounts and may include proceeds from issuance of ordinary shares as a result of financing transactions or from the exercise of warrants.

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

We recently adopted a cost reduction plan in order to extend our cash runway to longer than initially planned, which we are in the process of implementing.  Accordingly, based on the cost reduction plan, we believe that our cash and cash equivalents and short-term deposits will be sufficient to fund our operations and plans, including the U.S. pivotal study, into the fourth quarter of 2024.

Management’s plans include additional fund raising in the future in order to secure sufficient cash resources to finance our research and development and clinical trials, regulatory activities, manufacturing infrastructure and future commercialization efforts for C-Scan.

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

See “Item 3D “Key Information – Risk Factors—Risks Related to Our Financial Position.”

We have operating lease obligations consisting of payments pursuant to a lease agreement for office facilities in effect as of December 31, 2022, as well as lease agreements for vehicles, which generally run for a period of three years. See Note 5 to our audited consolidated financial statements presented elsewhere in this Annual Report.

Royalties provision

Provision for royalties to an ASIC designer

In December 2007, we entered into an agreement for the development of an application specific integrated circuit, or ASIC, component to be used as an amplifier for the capture of signals at low frequencies from X-ray detectors contained in our product. The ASIC developer is entitled to receive royalties from us in the amount of €0.5 (approximately $0.53) for every ASIC component that we will sell, up to €200,000 (approximately $213,299). The net present value of the royalty liability to the ASIC designer is dependent upon our management estimates and assumption as to future product shipments and interest rates used to calculate the present value of the cash payments required to repay the royalties to the ASIC designer. In calculating the present value of future royalty payments to the ASIC designer, we used a discount factor of 17.6%, commensurate with our risk at the date of initial recognition of the liability. Any updates in the expected product shipments and the liability will be recorded to profit and loss each period. As of December 31, 2022, it was probable that we will be required to pay the above mentioned royalties, and accordingly, a liability for this reimbursement has been accounted for in our financial statements in the amount of $94,000.

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

D.      Trend Information

Our results of operations and financial condition may be affected by various trends and factors discussed in Item 3D “Key Information—Risk factors,” Item 4 “Information on Our Company” and elsewhere in this Item 5 “Operating and Financial Review and Prospects.”

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

We use the Black-Scholes-Merton option-pricing model for our share-based awards. The option-pricing model requires a number of assumptions, of which the most significant are the fair market value of the underlying ordinary shares, expected share price volatility and the expected option term. In the year ended December 31, 2022, 2021 and 2020, expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected term of the options.

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

Equity

In the years ended December 31, 2022 and December 31, 2021 we completed certain financing transactions in which we issued ordinary shares and warrants. The warrants are immediately exercisable at a fixed exercise price per ordinary share, subject to certain adjustments and will expire on the expiring date as determined in the applicable warrant. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. We analyzed the terms of the warrants and concluded that the terms of the warrants did not include features that would preclude equity classification. Therefore, we classified the warrants as equity.

Recent Accounting Pronouncements

See Note 2 to our audited consolidated financial statements presented elsewhere in this Annual Report for a description of the recent accounting policies.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and senior management

The following table sets forth information for our executive officers and directors as of March 30, 2023. Unless otherwise stated, the address for our directors and executive officers is c/o Check-Cap Ltd., 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel.

Name	Age	Position(s)
Alex Ovadia	61	Chief Executive Officer
Mira Rosenzweig	51	Chief Financial Officer
Yoav Kimchy	62	Chief Technology Officer
Boaz Shpigelman	51	Vice President, Research and Development
Joshua (Shuki) Belkar	54	Vice President, Operations
Hanit Brenner-Lavie	51	Vice President, Clinical Affairs
Israel Hershko	57	Vice President, Quality Assurance and Regulatory Affairs
Steven Hanley (1)(2)	55	Chairman of the Board of Directors
Clara Ezed (3)(4)	53	Director
Mary Jo Gorman (1)(2)(3)(4)	63	Director
XiangQian (XQ) Lin	41	Director
Yuval Yanai (1)(2)(3)(4)	70	Director

(1)	Member of our Nominating Committee.

(2)	Member of our Financing Committee.

(3)	Member of our Compensation Committee.

(4)	Member of our Audit Committee.

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

Clara Ezed has served as a member of our Board of Directors since June 2017, and has served as a member of our Audit Committee since December 2017 and as a member of our Compensation Committee since March 2019. Since 2022, Ms. Ezed has served as a director at AXA Investment Managers UK Ltd., a global investment management firm. Ms. Ezed serves as an Executive Board Director Business Development of DLRC Ltd., an EU based life-sciences consulting firm, since May 2021. Ms. Ezed has served as Head of EU Operations, EU General Counsel and VP European Regulatory Affairs of La Jolla Pharmaceutical, a San Diego based biopharmaceutical company, from December 2017 to December 2020. Prior to that, Ms. Ezed served as VP, Legal & Regulatory Affairs of Emas Pharma Ltd., a global contract research organization, from October 2013 to November 2017. From September 2009 to October 2013, Ms. Ezed served as VP, Regulatory Affairs & Drug Safety of European Medical Advisory Services Ltd., a global contract research organization. Since 2011, Ms. Ezed has served as a director of a privately listed company, Sebaroyale Ltd, focused on the development and commercialization of a range of cosmeceuticals. Ms. Ezed, a lawyer and pharmacist with 22 years’ experience working in the pharmaceutical industry, has managed a large and varied portfolio working in regulatory and medical affairs, quality assurance, clinical operations and pharmacovigilance. Ms. Ezed holds a BSc. in Pharmacy from the University of Strathclyde, an MBA degree from Middlesex University, a Postgraduate Diploma in Pharmacovigilance from the University of Hertfordshire, a Postgraduate Diploma in Law from Nottingham University and a Postgraduate Diploma in Legal Professional Services from City Law School, London. Ms. Ezed is a member of the Bar of England and Wales and a member of the General Pharmaceutical Council.

Dr. Mary Jo Gorman has served as a member of our Board of Directors and as a member of our Audit Committee and Compensation Committee since May 2015, and has served as a member of our Financing Committee since June 2016. Dr. Gorman currently serves on the board of directors of Flosonics Medical, a privately-held medical company based in Canada, and serves on its compensation committee. Dr. Gorman also serves on the not-for-profit boards of Barnes Jewish Hospital, Goldfarb School of Nursing and Stowe State University Foundation. From 2019 to 2021, Dr. Gorman served as the chief executive officer of Healthy Bytes, a venture backed healthcare services company, located in St. Louis, Missouri. Dr. Gorman also serves as Managing Director at Prosper Capital, an early stage investment fund focused on women-led businesses. In 2006, Dr. Gorman founded Advanced ICU Care, the largest telemedicine ICU services provider in the United States, in which she also served as Chairman and Chief Executive Officer from 2006 and 2014. From December 2016 to 2018, Dr. Gorman served as interim CEO and as a member of the audit committee of TripleCare, a U.S. provider of telemedicine-based healthcare services to skilled nursing facilities, subsequently sold to Curavi Health. Dr. Gorman served on the board of directors of Curavi Health from 2019 to July 2020. From 1999 to 2006, Dr. Gorman served at IPC-The Hospitalist Company (Nasdaq:IPCM), a leading national physician group practice, as Chief Medical Officer (2003-2006), Vice President of Medical Affairs (2001-2003) and Regional Medical Director (1999-2001). From 1996 to 1998, Dr. Gorman served as President of Inpatient Care Group, a hospitalist group in St. Louis, Missouri, which she had founded to provide hospitalist services to primary care physicians and hospitals and which was subsequently sold to IPC. From 1991 to 2008, Dr. Gorman served as President of Critical Care Services, Inc., a privately held corporation which she had founded and which was later sold to Advanced ICU Care. Dr. Gorman was awarded with the following awards: 2015 Distinguished Alumni Award, Southern Illinois University School of Medicine; 2013 Distinguished Alumni Award, Olin School of Business, Washington University; 2011 EY Entrepreneurial Winning WomenTM Class of 2011; 2009 Top 25 Influential Women in Healthcare by Modern HealthCare Magazine. Dr. Gorman holds a B.A. degree in Chemistry and Biology (Cum Laude) from St. Louis University, an M.B.A degree from Olin School of Business, Washington University and an M.D. from Southern Illinois University School of Medicine.

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

Yuval Yanai has served as a member of our Board of Directors since March 2015 and has served as the Chairman of our Audit Committee and Compensation Committee since March 2015, as the Chairman of our Nominating Committee since October 2015 and as the Chairman of our Financing Committee since June 2016. Mr. Yanai served as Senior Vice President and Chief Financial Officer of Given Imaging Ltd. from September 2005 through March 2014. From October 2000 through August 2005, Mr. Yanai served as Senior Vice President and Chief Financial Officer of Koor Industries Ltd. Prior to that, from April 1998 to September 2000, Mr. Yanai served as Vice President and Chief Financial Officer of NICE Systems Ltd., an Israeli global provider of Insight from Interactions, and, from 1991 to April 1998, he served as the Vice President, Finance and Chief Financial Officer of Elscint Ltd., a former Israeli company engaged in the developing and manufacturing of medical imaging devices. Mr. Yanai joined Elscint in 1985 and served as Corporate Controller and Corporate Treasurer through 1991. Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of S&P Global Maalot. Mr. Yanai also serves as an external director (within the meaning of the Israeli Companies Law) of Clal Biotechnology Industries and serves as the Chairman of its audit, financial reporting and compensation committees. Mr. Yanai also serves as a member of the board of directors of PulseNmore Ltd. and as a member of its financial reporting and audit committees and as Chairman of its investment committee. Mr. Yanai also serves as a member of the board of directors of Nobio Ltd. and BRH Medical Ltd., CellSound Aesthetics Ltd., Notal Vision, Inc. and as an acting CFO (part time) of Art Medical Ltd. Previously, Mr. Yanai served as the Chairman of The Israeli Fund for UNICEF (pro bono) and as an external director (within the meaning of the Israeli Companies Law) of Hadassah Medical Organization and as the Chairman of its finance and compensation committees and as a member of its tenders and donation committee. Mr. Yanai also previously served as an external director (within the meaning of the Israeli Companies Law) of Mazor Robotics Ltd. and Medical Compression Systems Ltd. and as a director of Medigus Ltd. and Alcobra Ltd. Mr. Yanai also served as a director of Macrocure Ltd., Citycon Oj, Starplast Industries Ltd., Adama Ltd. (formerly Makteshim-Agan Industries Ltd.), ECI Telecom Ltd., Equity One, Inc., BVR Systems Ltd., Tadiran Communication Ltd., The Elisra Group, Telrad Networks Ltd. and Medical Compression Systems (D.B.N) Ltd. Mr. Yanai holds a B.Sc. degree in Accounting and Economics from Tel-Aviv University.

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

B.      Compensation of Directors and Executive Officers

The aggregate compensation paid and share-based compensation and other payments expensed by us to our directors and executive officers with respect to the year ended December 31, 2022 was $3.1 million. This amount includes approximately $0.34 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of December 31, 2022, (i) options to purchase 1,456 ordinary shares granted to our directors and executive officers were outstanding under our 2006 Unit Option Plan, with a weighted average exercise price of approximately $1,185.2 per share, (ii) options to purchase 68,213 ordinary shares granted to our directors and executive officers were outstanding under our 2015 Equity Incentive Plan and the United States Sub-Plan to our 2015 Equity Incentive Plan, with a weighted average exercise price of approximately $20.07 per share; and (iii) 6,180 restricted share units awarded to our directors and executive officers were outstanding under our 2015 Equity Incentive Plan and the United States Sub-Plan to our 2015 Equity Incentive Plan.

At our 2022 annual general meeting held on December 29, 2022, our shareholders approved, following the approval of our Compensation Committee and Board of Directors, the payment to each of our directors of the following fees: (i) an annual fee of $25,000 for service on the Board of Directors and $2,500 for service on the Audit Committee; and (ii) a per meeting fee of $850 for each meeting of the Board of Directors or any committee thereof attended in person or via telephone or any resolution approved by written consent. In addition, our shareholders approved an annual fee of (i) $10,000 for service as Chairman of the Board of Directors (other than an Active Chairman, who may be entitled to an increased fee in accordance with our Compensation Policy) and (ii) $5,000 for service as Chairman of the Audit Committee. Our directors also benefit from directors’ and officers’ indemnification and exculpation agreements as well as from our directors’ and officers’ liability insurance policy. The directors are also entitled to reimbursement of expenses (including travel, stay and lodging), subject to the Israeli Companies Law and the regulations promulgated thereunder, and in accordance with our company practices and our Compensation Policy for Executive Officers and Directors, or the Compensation Policy. The foregoing fees are the same annual and per meeting fees that have been paid to our directors since our 2017 annual general meeting.

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

The table below sets forth the compensation paid to our five most highly compensated office holders (within the meaning of the Israeli Companies Law), in each case during or with respect to the year ended December 31, 2022. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits, to the extent applicable, and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to us, as recognized in our financial statements for the year ended December 31, 2022, including compensation paid to such Covered Executive following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our directors’ and officers’ liability insurance policy and was entitled to indemnification and exculpation in accordance with indemnification and exculpation agreements, our articles of association and applicable law.

The exchange rate that we used to calculate the “Salary Cost” as presented in the following table, was NIS 3.38 to US $1.00, and is provided herein for convenience (such exchange rate is based on the average of the last-day exchange rate of each of the 12 months during 2022, as published by the Bank of Israel).

	Salary Cost (1)	Bonus (2)	Share-Based Compensation (3)	Total
Name and Principal Position	US$
Alex Ovadia – Chief Executive Officer	$405,742	$3,603	$309,320	$718,665
Yoav Kimchy – Chief Technology Officer	$369,727	$(7,074)	$26,425	$389,078
Mira Rosenzweig- Chief Financial Officer	$285,710	$2,275	$40,669	$328,654
Boaz Shpigelman -Vice President, Research and Development	$285,883	$(1,260)	$33,055	$317,678
Joshua (Shuki) Belkar- Vice President, Operation	$268,171	$1,395	$38,430	$307,996
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

(2)	Represents an adjustment to the amount of the estimated 2021 annual bonus that was recorded in the year ended December 31, 2021 to the actual 2021 annual bonus that was approved for payment in 2022.

(3)
Represents the share-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2022 based on the fair value of the grant date of the equity awards, in accordance with accounting guidance for equity-based compensation.

The following table sets forth information with respect to the options and RSUs granted to the Covered Executives for the year ended December 31, 2022.

Name	Date of Grant	Security Type	Purchase Price	Number of Shares Underlying Award	Expiration Date	Total Benefit (in US$)	Benefit recognized in 2022 (in US$)

Mira Rosenzweig(1)	March 21, 2022	Options	$10.184	1,225	March 21, 2032	$8,596	$3,948
	March 21, 2022	RSU		525	March 21, 2032	$4,341	$1,994
Yoav Kimchy(1)	March 21, 2022	Options	$10.184	700	March 21, 2032	$4,912	$2,256
	March 21, 2022	RSU		300	March 21, 2032	$2,480	$1,140
Boaz Shpigelman(1)	March 21, 2022	Options	$10.184	1,050	March 21, 2032	$7,368	$3,384
	March 21, 2022	RSU		450	March 21, 2032	$3,721	$1,709
Joshua (Shuki) Belkar(1)	March 21, 2022	Options	$10.184	1,225	March 21, 2032	$8,596	$3,948
	March 21, 2022	RSU		525	March 21, 2032	$4,341	$1,994

________________________

(1)
All options and RSUs granted to the Covered Executives in fiscal year 2022 vest over a four-year period commencing on their date of grant, such that 25% of the award shall vest on the first anniversary of the date of grant and 2.0833% will vest at the end of each month thereafter.  Alex Ovadia, our chief executive officer, was not granted any equity-based compensation in 2022.

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

We entered into an Employment Agreement dated as of December 27, 2012, as amended, with Alex Ovadia, or Mr. Ovadia’s Employment Agreement, pursuant to which Mr. Ovadia served as our Vice President of Research and Development, Israeli Site Manager and Chief Operations Officer until February 26, 2018. Effective as of February 26, 2018, Mr. Ovadia was appointed as our Chief Executive Officer and Mr. Ovadia’s Employment Agreement was amended accordingly, effective as of such date. The terms of Mr. Ovadia’s engagement in his capacity as our Chief Executive Officer were approved by our shareholders at the extraordinary general meeting of shareholders held on April 2, 2018. Mr. Ovadia’s Employment Agreement, as currently in effect, may be terminated by either us or Mr. Ovadia upon 90 days’ prior notice to the other party. Pursuant to Mr. Ovadia’s Employment Agreement, we also have the right to immediately terminate Mr. Ovadia’s employment for “Cause” (as defined in Mr. Ovadia’s Employment Agreement). Pursuant to Mr. Ovadia’s Employment Agreement, Mr. Ovadia was entitled to an annual salary of NIS 924,000 ($273,372 per annum, paid in NIS based on an exchange rate of $1= NIS 3.38). Mr. Ovadia’s salary was subsequently increased in May 2019 to a monthly salary of NIS 80,808 (approximately $23,908 based on an exchange rate of $1= NIS 3.38) and effective as of December 1, 2019, to a monthly base salary NIS 84,500 (approximately $25,000 based on an exchange rate of $1= NIS 3.38), in each case by our Compensation Committee in reliance on an exemption from shareholder approval available under Israel law. Mr. Ovadia is also entitled to a leased car and associated expenses up to an aggregate monthly cost of NIS 12,000 (approximately $3,550 based on an exchange rate of $1= NIS 3.38). In addition, prior to fiscal year 2022, Mr. Ovadia’s employment terms provided that he may be entitled to an annual bonus of up to 30% of his annual salary subject to receipt of requisite approvals and commencing as of fiscal year 2022, Mr. Ovadia may be entitled to an annual bonus of up 50%, as approved by the shareholders at the annual general meeting held on December 9, 2021. Payment of the annual bonus shall be subject to the achievement of certain milestones determined by the Compensation Committee and Board of Directors. Mr. Ovadia’s Employment Agreement also contains confidentiality, intellectual property, and non-competition and non-solicitation provisions.

We entered into an Employment Agreement effective as of April 28, 2019 with Mira Rosenzweig, or Ms. Rosenzweig’s Employment Agreement, pursuant to which Ms. Rosenzweig serves as our Chief Financial Officer. Ms. Rosenzweig’s Employment Agreement may be terminated by either us or Ms. Rosenzweig upon 90 days’ prior notice to the other party. Pursuant to Ms. Rosenzweig’s Employment Agreement, we also have the right to immediately terminate Ms. Rosenzweig’s employment for “cause” (as described in Ms. Rosenzweig’s Employment Agreement). Pursuant to Ms. Rosenzweig’s Employment Agreement, Ms. Rosenzweig is entitled to a salary of NIS 720,000 ($213,018 based on an exchange rate of $1= NIS 3.38) per annum. In addition, prior to fiscal year 2022, Ms. Rosenzweig may be entitled to an annual bonus of up to 25% of her annual salary and commencing as of fiscal year 2022, Ms. Rosenzweig may be entitled to an annual bonus of up to 30% of her annual salary, subject to receipt of customary approvals.  Payment of the annual bonus shall be subject to the achievement of certain milestones determined by the Compensation Committee and Board of Directors. Ms. Rosenzweig’s Employment Agreement also contains confidentiality, intellectual property, and non-competition and non-solicitation provisions.

We entered into an Employment Agreement dated as of September 17, 2014, as amended from time to time, with Yoav Kimchy, or Mr. Kimchy’s Employment Agreement, pursuant to which Mr. Kimchy serves our Chief Technology Officer. Mr. Kimchy’s Employment Agreement may be terminated by either us or Mr. Kimchy upon 120 business days’ prior notice to the other party. Pursuant to Mr. Kimchy’s Employment Agreement, we also have the right to immediately terminate Mr. Kimchy’s employment for “Cause” (as defined in Mr. Kimchy’s Employment Agreement) or if Mr. Kimchy is unable to perform his duties for a period of two consecutive months by reason of illness or accident. Pursuant to Mr. Kimchy’s Employment Agreement, Mr. Kimchy is entitled to a salary of NIS 1,003,800 ($296,982 based on an exchange rate of $1= NIS 3.38) per annum. In addition, Mr. Kimchy may be entitled to an annual bonus of up to 30% of his annual salary, subject to receipt of requisite approvals. Payment of the annual bonus shall be subject to the achievement of certain milestones determined by the Compensation Committee and Board of Directors. Mr. Kimchy’s Agreement also contains confidentiality, intellectual property, and non-competition and non-solicitation provisions.

We entered into an Employment Agreement dated as of March 30, 2018, with Boaz Shpigelman, as amended from time to time, or Mr. Shpigelman’s Employment Agreement, pursuant to which Mr. Shpigelman serves as our Vice President, Research and Development. Mr. Shpigelman’s Employment Agreement may be terminated by either us or Mr. Shpigelman upon 90 days’ prior notice to the other party. Pursuant to Mr. Shpigelman’s Employment Agreement, we also have the right to immediately terminate Mr. Shpigelman’s employment for “Cause” (as defined in Mr. Shpigelman’s Employment Agreement). Pursuant to Mr. Shpigelman’s Employment Agreement, Mr. Shpigelman is entitled to a salary of NIS 711,000 ($210,355 based on an exchange rate of $1= NIS 3.38) per annum. In addition, Mr. Shpigelman may be entitled to an annual bonus of up to 25% of his annual salary, subject to receipt of customary approvals. Payment of the annual bonus shall be subject to the achievement of certain milestones determined by the Compensation Committee and Board of Directors. Mr. Shpigelman’s Employment Agreement also contains confidentiality, intellectual property, and non-competition and non-solicitation provisions.

We entered into an Employment Agreement effective as of June 16, 2019 with Joshua (Shuki) Belkar, or Mr. Belkar’s Employment Agreement, pursuant to which Mr. Belkar serves as our Vice President, Operation. Mr. Belkar’s Employment Agreement may be terminated by either us or Mr. Belkar upon 90 days’ prior notice to the other party. Pursuant to Mr. Belkar’s Employment Agreement, we also have the right to immediately terminate Mr. Belkar’s employment for “cause” (as described in Mr. Belkar’s Employment Agreement). Pursuant to Mr. Belkar’s Employment Agreement, Mr. Belkar is entitled to a salary of NIS 672,000 ($198,817 based on an exchange rate of $1= NIS 3.38) per annum. In addition, Mr. Belkar may be entitled to an annual bonus of up to 25% of his annual salary, subject to receipt of customary approvals. Payment of the annual bonus shall be subject to the achievement of certain milestones determined by the Compensation Committee and Board of Directors. Mr. Belkar’s Employment Agreement also contains confidentiality, intellectual property, and non-competition and non-solicitation provisions.

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

Our Board of Directors elected to rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules and follow Israeli law and practice with regard to the process of nominating directors, in accordance with which the board of directors (or a committee thereof) is authorized to recommend to the shareholders director nominees for election (other than directors elected by the board of directors to fill a vacancy). Our Board of Directors established a Nominating Committee, whose role is to select and recommend to the Board of Directors for selection, director nominees, while considering the appropriate size and composition of the Board of Directors, the requirements of applicable law regarding service as a member of our Board of Directors and the criteria for the selection of new members of the Board of Directors, and determined that our Nominating Committee need not be composed solely of independent directors (within the meaning of Nasdaq Listing Rules).  However, our Nominating Committee currently consists solely of independent directors.

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

Nominating Committee

Our Board of Directors has established a Nominating Committee, whose role is to select and recommend to the Board of Directors for selection, director nominees, while considering the appropriate size and composition of the Board of Directors, the requirements of applicable law regarding service as a member of our Board of Directors and the criteria for the selection of new members of the Board of Directors. While our Board of Directors elected to rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules with respect to the process of nominating directors, and determined that our Nominating Committee need not be composed solely of independent directors (within the meaning of Nasdaq Listing Rules), our Nominating Committee currently consists solely of independent directors.  The Nominating Committee is currently comprised of the following directors: Yuval Yanai, Steven Hanley and Mary-Jo Gorman. Yuval Yanai serves as the Chairman of the Nominating Committee.

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

D.      Employees

As of December 31, 2022, we had 85 employees and independent contractors, all of whom were based in Israel other than one based in the United States, and of whom 10 persons were in administrative, legal, accounting, information technology and human resources and 75 persons were in research and development. Under Israeli law, we and our employees are subject to protective labor provisions, including the length of the workday, minimum wages for employees, annual leave, sick pay, determination of severance pay and advance notice of termination of employment, as well as procedures for hiring and dismissing employees and equal opportunity and anti-discrimination laws. While none of our employees are party to any collective bargaining agreements, orders issued by the Israeli Ministry of Economy and Industry may make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as the length of the workday and week, recuperation pay, travel expenses and pension rights. We have never experienced labor-related work stoppages and believe that our relationships with our employees are a significant part of our operations and that we maintain a good and positive relationship with our employees.

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

E.      Share Ownership

Share Ownership of Executive Officers and Directors

For information concerning the beneficial ownership of our ordinary shares by our executive officers and directors, see the table in Item 7A. “Major Shareholders and Related Party Transactions—Major shareholders.” As of December 31, 2022, (i) options to purchase 1,665 ordinary shares granted to our directors and executive officers were outstanding under our 2006 Unit Option Plan, with a weighted average exercise price of approximately $1,185.6 (ii) options to purchase 130,449 ordinary shares granted to our directors and executive officers were outstanding under our 2015 Equity Incentive Plan and the United States Sub-Plan to our 2015 Equity Incentive Plan, with a weighted average exercise price of approximately $24.24 per share; and (iii) 8,153 restricted share units awarded to our directors and executive officers were outstanding under our 2015 Equity Incentive Plan and the United States Sub-Plan to our 2015 Equity Incentive Plan.

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

As of December 31, 2022, we had granted options to purchase an aggregate 8,825 ordinary shares under the 2006 Plan, of which options to purchase an aggregate 1,292 ordinary shares had been exercised into our ordinary shares, options to purchase an aggregate 5,781 ordinary shares had been forfeited without having been exercised and options to purchase an aggregate 1,752 ordinary shares were outstanding with a weighted average exercise price of approximately $1,273.9 per share. As of December 31, 2022, no shares are available for future awards under the 2006 Plan.

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

Unless the Administrator determines otherwise and subject to applicable law, ISOs may be granted only to non-Israeli employees and Non-statutory Stock Options may be granted to non- Israeli employees and consultants, in each case of our company or any subsidiary. To the extent that the aggregate fair market value of the ordinary shares with respect to which ISOs are exercisable for the first time by a participant during any calendar year under all company plans exceeds $100,000, then unless the Administrator determines otherwise at any time and subject to applicable law, such options shall be treated as Non-statutory Stock Options.

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

•	To authorize conversion or substitution under the 2015 Plan of any or all awards and to cancel or suspend awards, as necessary, provided the material interests of the participants are not harmed;

•	To construe and interpret the terms of the 2015 Plan and awards granted pursuant to the 2015 Plan; and

•	To alter, revise or otherwise adjust the terms of the 2015 Plan and the award agreement, as may be required pursuant to any applicable laws of local or foreign jurisdictions.

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

As of December 31, 2022, we had granted options to purchase an aggregate 221,541 ordinary shares under the 2015 Plan, of which options to purchase an aggregate 350 ordinary shares had been exercised into ordinary shares, an aggregate 31,051 ordinary shares had been forfeited without having been exercised and options to purchase an aggregate 190,140 ordinary shares were outstanding as of such date, with a weighted average exercise price of approximately $24.8 per share. In addition, as of December 31, 2022, we had issued 35,152 RSUs under the 2015 Plan, of which 5,988 RSUs had been forfeited, 9,461 RSUs had vested, and 19,703 RSUs were outstanding as of such date. As of December 31, 2022, no ordinary shares are available for future awards under the 2015 Plan. In January 2023, our Board of Directors resolved to increase the number of ordinary shares reserved for issuance under the 2015 Plan by 30,000 shares.

F.      Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2023 by (i) each person or entity known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our current executive officers and directors individually; and (iii) all of our current executive officers and directors as a group.

The percentage of beneficial ownership of our ordinary shares is based on 5,846,989 ordinary shares, NIS 48.00 par value per share outstanding as of March 15, 2023. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All ordinary shares subject to options and warrants currently exercisable or exercisable into ordinary shares within 60 days of March 15, 2023, and underlying RSUs that shall vest within 60 days of March 15, 2023, are deemed to be outstanding and beneficially owned by the shareholder holding such options, warrants or RSUs for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, warrant or RSU. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

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

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers
Alex Ovadia (1)	19,271	*
Yoav Kimchy (2)	7,440	*
Boaz Shpigelman (3)	4,823	*
Joshua (Shuki) Belkar (4)	3,370	*
Hanit Brenner-Lavie (5)	790	*
Israel Hershko (6)	3,279	*
Mira Rosenzweig (7)	3,660	*
Steven Hanley (8)	1,253	*
Clara Ezed (9)	1,207	*
Mary Jo Gorman (10)	1,247	*
XiangQian (XQ) Lin (11)	2,150	*
Yuval Yanai (12)	1,254	*
All director and executive officers as a group (12 persons)(13)	49,743	0.84%

* Less than 1% of the Company’s ordinary shares.

(1)
Includes (i) 752 outstanding ordinary shares, and (ii) 18,519 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table

(2)
Includes (i) 2,289 ordinary shares directly held by Yoav Kimchy, (ii) 3,730 ordinary shares subject to options and RSUs held by Yoav Kimchy currently exercisable or options and/or RSUs held by Yoav Kimchy that will become exercisable or vested within 60 days of the date of this table, (iii) 1,334 ordinary shares directly held by Sigalit Kimchy, the wife of Yoav Kimchy, and (iv) 87 ordinary shares subject to options and RSUs held by Sigalit Kimchy currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table. Yoav Kimchy and Sigalit Kimchy have joint beneficial ownership over the shares beneficially held by them.

(3)
Includes (i) 914 outstanding ordinary shares, and (ii) 3,909 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(4)
Includes (i) 385 ordinary shares, and (ii) 2,985 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(5)	Includes 790 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(6)
Includes (i) 565 outstanding ordinary shares, and (ii) 2,714 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(7)
Includes (i) 415 outstanding ordinary shares, and (ii) 3,245 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(8)
Includes (i) 258 outstanding ordinary shares, and (ii) 995 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(9)
Includes (i) 212 outstanding ordinary shares, and (ii) 995 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(10)
Includes (i) 252 outstanding ordinary shares, and (ii) 995 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(11)
Includes (i) 953 outstanding ordinary shares, and (ii) 1,197 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(12)
Includes (i) 259 outstanding ordinary shares, and (ii) 995 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(13)
Includes (i) 8,588 outstanding ordinary shares, and (ii) 41,155 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

As of March 15, 2023, based on information provided to us by our transfer agent in the United States and other information reasonably available to us, we had 51 holders of record of our ordinary shares in the United States. Such holders of record held, as of that date, 99.87 % of our outstanding ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 99.81 % of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

None of our shareholders have voting rights different from the voting rights of other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2020.

B.      Related Party Transactions

Other than the executive and director compensation, executive officer employment agreements, indemnification and exculpation arrangements and directors’ and officers’ liability insurance policy discussed in “Management,” and the transactions described below, since January 1, 2020, we have not been or are not a party to any related party transactions. The descriptions provided below are summaries of the terms of such agreements, do not purport to be complete and are qualified in their entirety by the complete agreements.

Pontifax Warrants

On October 14, 2014, we issued warrants to purchase an aggregate of 924 of our ordinary shares at an exercise price of NIS 48 per share, or the Pontifax Warrants, to the Pontifax Funds in consideration of their commitment to provide to us, for no consideration, the following services, if and to the extent requested by us: (i) business development services, in such scope and substance as shall be agreed between us and the Pontifax; and (ii) a representative designated by Pontifax to serve as the chairman of our board of directors. The Pontifax Funds subsequently agreed that the exercise price of fifty-percent of their warrants will increase to equal the price at which our ordinary shares are sold to the public in the initial public offering of our securities, or if units are sold in the initial public offering of our securities, the exercise price per share will increase to be equal to the effective price per share of the ordinary shares underlying the units sold to the public in the offering. The Pontifax Funds also agreed that such portion of their warrants would vest and become exercisable only upon the consummation of the initial public offering of our securities prior to their expiration date. The remaining warrants with an NIS 48 exercise price would vest on a quarterly basis in eight equal installments during a period of 24 months from issuance. In addition, the Pontifax Funds agreed to reduce the term of their respective warrants such that these warrants will now expire after eight years (instead of ten years) following their issuance, i.e., on October 14, 2022. Upon the closing of our initial public offering any unvested portion of the warrants became fully vested and exercisable. In September 2018, Pontifax exercised 462 of the Pontifax Warrants, with an exercise price of 48 per share, into 376 ordinary shares on a cashless basis. On October 14, 2022, the remaining Pontifax Warrants to purchase 462 ordinary shares, with an exercise price of $1,214.4 per share, expired.

Transactions with Check-Cap LLC and the Members and Manager of Check-Cap LLC

On May 31, 2009, we entered into an asset transfer agreement with Check-Cap LLC pursuant to which Check-Cap LLC transferred all of its business operations and substantially all of its assets to us. Our shareholders’ holdings on the date of the asset transfer transaction reflected their interests as members of Check-Cap LLC. In the framework of the asset transfer agreement and under the Shareholders Agreement, we undertook to use commercially reasonable efforts to procure that distributions or advance funds are made to our shareholders holding (at the date of the transaction) ordinary shares, Series A preferred shares and/or Series B preferred shares (i.e., the shareholders who are also members of Check-Cap LLC), as would be necessary to eliminate the tax impact on such shareholders of the Reorganization and the transfer of all of the business operations and substantially all of the assets from Check-Cap LLC to us. Notwithstanding the foregoing, we will not advance payments to such shareholders to address the fact that they will no longer receive a “pass through” of losses generated by us as they previously received while owning units of Check-Cap LLC. These advances, if and to the extent made, will be deducted from any distributions such shareholders are entitled to receive from us. Since we do not expect to be profitable in year 2023, the liability based on the discounted outflows is $0. As a result, as of December 31, 2022, the balance of the reimbursement liability totaled $0 ($0 as of December 31, 2021 and $14,000 as of December 31, 2020).

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

B.     Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since December 31, 2022, until the date of the filing of this Annual Report.

ITEM 9. THE OFFER AND LISTING

A.      Offer and Listing Details

Our units were listed on the Nasdaq Capital Market on February 19, 2015 under the symbol “CHEKU.” Prior to that date, there was no public trading market for our securities. Our initial public offering was priced at $1,440 per unit on February 20, 2015. Each unit consisted of one ordinary share and one-half of a Series A Warrant to purchase one ordinary share. Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants. On March 18, 2015, the units separated and ceased to exist. Since such date, our ordinary shares and Series A Warrants were listed on the Nasdaq Capital Market under the symbols “CHEK” and “CHEKW”, respectively. The Series A Warrants expired on February 24, 2020 and ceased to be listed on the Nasdaq Capital Market since February 20, 2020. The Long Term Incentive Warrants expired on February 24, 2022. Since May 8, 2018, our Series C Warrants have also been listed on the Nasdaq Capital Market under the symbol “CHEKZ”. On April 4, 2018, we effected a 1-for-12 reverse share split of our ordinary shares. On November 23, 2022, we effected a 1-for-20 reverse share split of our ordinary shares.

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

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax, currently at the rate of 23% (effective as of January 1, 2018) of a company’s taxable income. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise a Preferred Enterprise or a Preferred Technological Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate.

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

•	under limited conditions, a Parent Company (as such term defined in the Industry Encouragement Law) may elect to file consolidated tax returns with related Israeli Industrial Companies; and

•	expenses related to a public offering are deductible in equal amounts over three years beginning from the year of the offering.

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

Tax Benefits under the 2011 Amendment and the 2014 Amendment

The 2011 Amendment canceled the availability of the benefits granted to companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” or “Special Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes, among other limitations detailed under the Investment Law, a company incorporated in Israel that is not wholly-owned by a governmental entity, and that, among other things, owns a Preferred Enterprise or Special Preferred Enterprise and is controlled and managed from Israel. Under the 2014 Amendment, effective as of January 1, 2014, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise in 2014 and thereafter, unless the Preferred Enterprise is located in a specified development zone (referred to as “Zone A”), in which case the rate will be 9% for the tax years 2014-2016 and, pursuant to the 2017 Amendment (as discussed below), 7.5% from 2017 and thereafter. We believe our facilities are located in the Zone A specified development zone.

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

The 2017 Amendment provides two new tax incentive tracks – the “Preferred Technological Enterprise” track and “Special Preferred Technological Enterprise” track (as such terms are defined in the Investment Law). The benefits available to a Preferred Technological Enterprise or Special Preferred Technological Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law.

A Preferred Technological Enterprise is entitled (among other things) to a reduced corporate tax rate of 12% with respect to its income which qualifies as “Preferred Technology Income”, as defined in the Investment Law, unless the Preferred Technological Enterprise is located in a specified development zone (referred to as “Zone A”), in which case the rate will be 7.5%. A Special Preferred Technological Enterprises is entitled to a reduced corporate tax rate of 6% with respect to its Preferred Technology Income, regardless of the company’s enterprise geographic location within Israel.

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

The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984)

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984), referred to as the Innovation Law, research and development programs that meet specified criteria and are approved by the IIA are eligible for grants. As of December 31, 2022, we had received funding from the IIA for the financing of a portion of our research and development expenditures for C-Scan in the aggregate amount of approximately $5.6 million. As of December 31, 2022, we had not paid any royalties to the IIA and had a contingent liability to the IIA with respect to such funding (including interest at the rate of 12-month LIBOR) in the amount of approximately $6.2 million. In addition, in January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing. The final IIA grant amounted to $620,000 (NIS 2.18 million) (along with a co-investment by us of the same amount), subject to the terms and conditions set forth in the grant approval, which we are not required to repay to the IIA, of which we received approximately $222,000 (NIS 784,000) in February 2023, $82,000 (NIS 264,000) in January 2022 and $349,000 (NIS 1,134,000) in 2021.

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

The terms of IIA grants that we have received (the research and development grants and the transition to manufacturing grants) require that products developed with IIA funded be manufactured in Israel, unless the IIA approved grant program includes a pre-determined portion of manufacturing that may be performed outside Israel (as certain of our IIA approved grants included). The approval of the IIA is required for the transferring of manufacturing outside Israel in excess of such pre-determined portion (however, only a notice to the IIA, as opposed to approval, is required for the transfer outside Israel of up to 10% of the cumulative manufacturing in excess of such pre-approved portion). If manufacturing of IIA-funded products is transferred outside Israel (following IIA approval) in excess of the pre-determined percentage included in the grant approval, then the royalty repayment rate is increased by 1% with respect to the additional approved percentage to be manufactured outside Israel and the royalty repayment for the entire approved program may be increased to up to three times the amount of the grants received, depending on the percentage manufactured outside Israel (plus accrued interest). We may explore from time to time whether certain other components of C-Scan can be assembled outside of Israel. For example, we may in the future explore whether it would be possible to assemble the capsule without the X-ray source in Israel, and have the X-ray source subsequently manufactured and assembled into C-Scan at a certified radioisotope production facility or at a distribution center outside Israel.

Over the years, we received approval of grant applications (research and development grants and the transition to manufacturing grant) that included a certain predetermined percentage of manufacturing of the X-ray source to be performed outside of Israel but additional examination of these approvals and consequent manufacturing is required to determine liabilities to the IIA, if any.

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

However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise and 20% if the dividend is distributed from income attributed to a Preferred Enterprise or a Preferred Technological Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. The corporate income tax claw-back may apply upon any dividend distribution, as long as the company has Trapped Earnings (see discussion above under “Tax Benefits under the 2021 Amendment”). We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.

Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. With respect to dividends paid to a U.S. corporation that held 10% or more of the capital of the paying corporation throughout the tax year in which the dividend is distributed and the preceding tax year and provided that not more than 25% of the gross income of the paying corporation for such prior taxable year (if any) consists of certain interest or dividends, the maximum rate of tax withheld at source is 12.5%; provided, however, that if the paying corporation is an Approved Enterprise, the applicable withholding tax rate under such circumstances is reduced to 15% (rather than 12.5%). We believe that the reference in the United States-Israel Tax Treaty to an Approved Enterprise under the Investment Law is deemed to include also a Benefitted Enterprise Preferred Enterprise and Preferred Technological Enterprise under the Investment Law. The United States-Israel Tax Treaty is currently under review and subject to change.

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

Adjustments with Respect to Warrants. The terms of the Series C Warrant and Series D Warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or adjustment to the exercise price of the warrant in certain events. An adjustment of the exercise price or an adjustment that has the effect of preventing dilution generally is not taxable. However, the holders of the Series C Warrants and Series D Warrants may be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through a decrease in the exercise price of the Series C Warrants or Series D Warrants) as a result of a distribution of cash to the holders of our ordinary shares, which is taxable to the holders of such ordinary shares as described under “—Taxation of our Shareholders” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the holders of the Series C Warrants or Series D Warrants received a cash distribution from us equal to the fair market value of such increased interest. Holders of Series C Warrants and Series D Warrants are urged to consult their own tax advisors on these issues.

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 698,280 for 2023, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY ISRAELI TAX LAWS AND ANY APPLICABLE TAX TREATIES.

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions, and may be subject to tax reporting obligations. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist any shareholder in determining whether such shareholder is treated as a United States shareholder with respect to any “controlled foreign corporation” in our group (if any) or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its tax advisors regarding the potential application of these rules to its investment in the shares.

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

This discussion is based on the Code, its legislative history, Treasury regulations promulgated thereunder, the United States-Israel Tax Treaty, or the Treaty, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our securities as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including, but not limited to:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	retirement plans;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	grantor trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our shares (by vote or value);

•	persons that acquired our securities pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	passive foreign investment companies; or

•	controlled foreign corporations.

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

U.S. Holders

Taxation of Cash Distributions

As noted above, we currently do not intend to pay cash dividends on our ordinary shares in the foreseeable future. Subject to the passive foreign investment company, or PFIC, rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid in respect of our ordinary shares. A cash distribution on our ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such cash distribution, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ordinary shares. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to non-corporate U.S. Holders, any such cash dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “— Taxation on the Disposition of Ordinary Shares or Series C Warrants or Series D Warrants” below) provided that (a) our ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the Treaty, (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met. Therefore, if our ordinary shares are not readily tradable on an established securities market, and we are not eligible for the benefits of the Treaty, then cash dividends paid by us to non-corporate U.S. Holders will not be subject to U.S. federal income tax at the lower regular long term capital gains tax rate. Under published IRS authority, shares are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the Nasdaq Capital Market. Although our ordinary shares are currently listed and traded on the Nasdaq Capital Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our ordinary shares.

Dividends paid to a U.S. Holder with respect to our ordinary shares generally will be foreign source income, which may be relevant in calculating such U.S. Holder’s foreign tax credit limitations. Subject to certain conditions and limitations, non-refundable Israeli tax withheld on dividends may be deducted from such U.S. Holder’s taxable income or credited against such U.S. Holder’s U.S. federal income tax liability. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if a U.S. Holder does not satisfy certain minimum holding period requirements. As a result of recent changes to the U.S. foreign tax credit rules, a withholding tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder.  We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisors to determine whether and to what extent they will be entitled to this credit.

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

As discussed in “Israel Tax Consideration and Government Programs − Taxation of our Shareholders” above.  an Israeli capital gains tax may apply to any gains from the disposition of our ordinary shares or the Series C Warrants or Series D Warrants by a U.S. Holder. If such Israeli tax applies to any such gain, a U.S. Holder generally will not be entitled to claim a foreign tax credit for such tax unless the U.S. holder is eligible for benefits under the Treaty, if such holder is considered a resident of the United States for purposes of the Treaty, and otherwise meets the requirements for claiming benefits under the Treaty. In lieu of claiming a credit, a U.S. Holder may be able to elect to deduct the Israeli taxes in computing taxable income, subject to applicable limitations.  An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such Israeli tax and their eligibility for the benefits of the Treaty.

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

We believe that we were a PFIC for the taxable year ended December 31, 2022 and may be a PFIC for the taxable year ending December 31, 2023. Our PFIC status for our current taxable year or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our taxable year ending December 31, 2023 or any subsequent taxable year.

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

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above with respect to the ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder generally will be required to include in income its pro rata share of our net capital gains (as long term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends if we are treated as a PFIC for that taxable year. However, a U.S. Holder may make a QEF election only if we agree to provide certain tax information to such holder annually. At this time, we do not intend to provide U.S. Holders with such information as may be required to make a QEF election effective.  In any event, a QEF election may not be made with respect to warrant.

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

A U.S. Holder that owns (or is deemed to own) ordinary shares in a PFIC during any taxable year of the U.S. Holder generally is required to file an IRS Form 8621 (whether or not a mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related taxable year may not close until three years after the date on which the required information is filed.

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

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, SERIES C WARRANTS OR SERIES D WARRANTS, IN EACH CASE IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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

Foreign Currency Exchange Rate Risk

Some of our assets and liabilities are affected by fluctuations in the exchange rate between the U.S. dollar and the NIS and between the U.S. dollar and the Euro. For example, salaries and related expenses for Israeli employees are paid in NIS and some of our suppliers are located in Europe and require payment in Euros.

During 2022, we entered into zero-cost collars or minimal cost collars contracts to hedge against the risk of changes in exchange rates on future cash flow from payments denominated in NIS. As of December 31, 2022, we had outstanding foreign exchange collars in the notional amount of approximately $5.3 million with a fair value liability net of $56.

As of December 31, 2022, our total assets and liabilities (including leases) linked to the NIS amounted to approximately $1.3 million and $3.3 million, respectively. A 10% depreciation of the dollar in relation to the NIS would cause an exchange rate loss of approximately $180,000.

As of December 31, 2022, we had no assets linked to the Euro and our total liabilities linked to the Euro amounted to approximately $117,000. A 10% depreciation of the dollar in relation to the Euro would cause an exchange rate gain of approximately $11,000.

During the year ended December 31, 2022, the exchange rate between the U.S. dollar and the NIS increased by 13.15 % and the exchange rate between the U.S. dollar and the Euro increased by 6.12%. During the year ended December 31, 2021, the exchange rate between the U.S. dollar and the NIS decreased by 3.27% and the exchange rate between the U.S. dollar and the Euro increased by 8.39%. During the year ended December 31, 2020, the exchange rate between the U.S. dollar and the NIS decreased by 6.97% and the exchange rate between the U.S. dollar and the Euro decreased by 8.53%.

Interest Rate Risk

Our obligation to pay royalties to the IIA is linked to LIBOR and we are therefore exposed to changes in LIBOR.

The primary objective of our investment activities is to preserve principal while maximizing the interest income we receive from our investments, without increasing risk. Currently, we do not have any outstanding borrowings.

In addition, we invest and intend to invest our cash balances, including certain of the net proceeds from our financings pending their ultimate use, primarily in bank deposits, and fixed-income securities issued by corporations and securities issued by the U.S. and Israeli governments. We are exposed to market risks resulting from changes in interest rates relating primarily to our financial investments in cash and deposits. We do not use derivative financial instruments to limit exposure to interest rate risk. Our interest income increased in 2022 mainly due to the increase of the interest rates as a result of changes in the financial markets especially in the U.S and the increase in our cash amounts.  Our interest rates may decline in the future as a result of changes in the financial markets. The effect of a hypothetical 10% change in interest rates would have impacted our interest income by approximately $100,000 for the year ended December 31, 2022. The impact would have been immaterial for the years ended December 31, 2021 and 2020.

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

(c)          Attestation Report of Registered Public Accounting Firm.  Not applicable (we are exempt from this requirement due to our status under the Exchange Act as a non-accelerated filer as of the current time).

(d)          Changes in Internal Control Over Financial Reporting. Based on the evaluation conducted by our Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2022 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services.

The following table represents aggregate fees billed to us for professional services rendered for fiscal years ended December 31, 2022 and 2021 by Deloitte Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, an independent registered accounting firm.

	2022	2021
Audit Fees (1)	$110,000	$140,000
Tax Fees (2)	$15,264	$5,060
Other Fees (3)	$4,070	$2,961
Total	$129,339	$148,021

(1)
The audit fees for the years ended December 31, 2022 and 2021 were for professional services rendered for the audits of our financial statements, consents and in connection with certain of our filings with the U.S. Securities and Exchange Commission.

(2)
Tax fees for the year ended December 31, 2022, are for services rendered by our auditors in connection with a tax audit and tax study. Tax fees for the year ended December 31, 2021 are for services rendered by our auditors in connection with a tax audit.

(3)	Other fees for the year ended December 31, 2022 and 2021, are for services rendered by our auditors in connection with a benchmark study.

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

ITEM 16G. Corporate governance.

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares are publicly traded, including companies with shares listed on the Nasdaq Capital Market, are considered public companies under Israeli law and are required to comply with various corporate governance requirements relating to such matters as external directors, the audit committee, the compensation committee and an internal auditor. These requirements are in addition to the corporate governance requirements imposed by the Listing Rules of the Nasdaq Stock Market and other applicable provisions of U.S. securities laws to which we became subject (as a foreign private issuer) upon the closing of our initial public offering and the listing of our securities on the Nasdaq Capital Market. Under the Listing Rules of the Nasdaq Stock Market, a foreign private issuer, such as us, may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the Listing Rules of the Nasdaq Stock Market, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the U.S. Securities and Exchange Commission. We currently rely on this “home country practice exemption” solely with respect to the following items:

•
Nomination of our directors. Israeli law and our amended articles of association do not require director nominations to be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Listing Rules of the Nasdaq Stock Market. Our Board of Directors elected to rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules and follow Israeli law and practice with regard to the process of nominating directors, in accordance with which directors are recommended by the board of directors for election by the shareholders (other than directors elected by the board of directors to fill a vacancy). Our Board of Directors established a Nominating Committee, whose role is to select and recommend to the Board of Directors for selection, director nominees, while considering the appropriate size and composition of the Board of Directors, the requirements of applicable law regarding service as a member of our Board of Directors and the criteria for the selection of new members of the Board of Directors, and determined that our Nominating Committee need not be composed solely of independent directors (within the meaning of Nasdaq Listing Rules).  However, our Nominating Committee currently consists solely of independent directors (within the meaning of Nasdaq Listing Rules).

•
Compensation of officers. We follow Israeli law and practice with respect to the approval of officer compensation. While our compensation committee currently complies with the provisions of the Nasdaq Listing Rules relating to composition requirements and Israeli law generally requires that the compensation of the chief executive officer and all other executive officers be approved, or recommended to the board for approval, by the compensation committee (and in certain instances, shareholder approval is required), Israeli law includes relief from compensation committee approval in certain instances. For details regarding the approvals required under the Israeli Companies Law and regulation promulgated thereunder for the approval of compensation of the chief executive officer, all other executive officers and directors, see Item 6C “Directors, Senior Management and Employees— Board Practices — Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions”.

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our Financial Statements beginning on pages F-1 through F- 37 are hereby incorporated herein by reference. These Financial Statements are filed as part of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Index

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of the Registrant

2.1	Description of Securities Registered under Section 12 (19)

2.2	Form of Registrant’s Ordinary Share Warrant Certificate (1)

2.3	Form of Warrant Agreement dated as of February 24, 2015 between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent (20)

2.4	Amendment No.1 dated as of June 24, 2015, to Warrant Agreement dated as of February 24, 2015 between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent (4)

2.5	Form of Ordinary Shares Warrant Certificate issued pursuant to a certain Credit Line Agreement dated as of August 20, 2014 (21)

2.6	Forms of Ordinary Shares Warrant Certificate issued to the Pontifax entities (1)

2.7	Form of Series C Warrant (5)

2.8	Form of Warrant Agent Agreement between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent (5)

2.9	Form of February 2019 Series D Warrant (7)

2.10	Form of the February 2019 Placement Agent Warrant (7)

4.1	2006 Unit Option Plan and Amendments thereto (1)

4.2	Form of Series C-1 preferred shares purchase warrant (1)

4.3	Forms of Series C-2 preferred shares purchase warrant (1)

4.4	Asset Transfer Agreement, dated as of May 31, 2009 by and between Check-Cap Ltd. and Check-Cap LLC (1)

4.5	The Agreement for ASIC Design and Development dated November 26, 2009 by and between Check-Cap Ltd. and Politechnico di Milano (1)

4.6	Form of Indemnification Agreement (1)

4.7	2015 Equity Incentive Plan and 2015 United States Sub-Plan to 2015 Equity Incentive Plan (2)

4.8	Compensation Policy for Executive Officers and Directors (15)

4.9	Underwriting Agreement, dated as of May 4, 2018, by and between Check-Cap Ltd. and H.C. Wainwright & Co., LLC (6)

4.10	Form of Securities Purchase Agreement dated as of February 4, 2019 by and between Check-Cap Ltd. and the Purchasers named therein (7)

4.11	Form of Securities Purchase Agreement dated as of December 19, 2019 by and between Check-Cap Ltd. and the Purchasers named therein (8)

4.12	Form of Securities Purchase Agreement dated as of April 20, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto (9)

4.13	Form of Securities Purchase Agreement dated as of April 30, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto (10)

4.14	Form of Securities Purchase Agreement dated as of May 8, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto (11)

4.15	Form of Securities Purchase Agreement dated as of June 30, 2021 by and between Check-Cap Ltd. and the Purchasers signatory thereto (16)

4.16	Form of Warrant Exercise Agreement dated as of July 23, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto (12)

4.17	Form of Securities Purchase Agreement dated as of March 1, 2022 by and between Check-Cap Ltd. and the Purchasers signatory thereto (17)

4.18	Form of Warrant Amendment Agreement dated as of March 1, 2022 by and between Check-Cap Ltd. and the Purchasers signatory thereto (19)

4.19	Form of Warrant issued by Check-Cap Ltd. on April 22, 2020 (9)

4.20	Form of Warrant issued by Check-Cap Ltd. on May 4, 2020 (10)

4.21	Form of Warrant issued by Check-Cap Ltd. on May 13, 2020 (11)

4.22	Form of Warrant issued by Check-Cap Ltd. on July 27, 2020 (12)

4.23	Form of Warrant issued by Check-Cap Ltd. on July 2, 2021 (16)

4.24	Form of Warrant issued by Check-Cap Ltd. on March 3, 2022 (17)

4.25	Form of Placement Agent Warrant issued by Check-Cap Ltd. on April 22, 2020 (13)

4.26	Form of Placement Agent Warrant issued by Check-Cap Ltd. on May 4, 2020 (13)

4.27	Form of Placement Agent Warrant issued by Check-Cap Ltd. on May 13, 2020 (13)

4.28	Form of Placement Agent Warrant issued by Check-Cap Ltd. on July 27, 2020 (12)

4.29	Form of Placement Agent Warrant issued by Check-Cap Ltd. on July 2, 2021 (16)

4.30	Form of Placement Agent Warrant issued by Check-Cap Ltd. on March 3, 2022 (17)

4.31	Exclusive License Agreement between the Company and the Curators of the University Of Missouri, dated February 26, 2021 (18)

8.1	List of Subsidiaries (22)

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Brightman Almagor Zohar & Co., independent registered public accounting firm 101.INSInline XBRL Instant Document

101.SCH         Inline XBRL Taxonomy Extension Schema Document

101.CAL         Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF         Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB         Inline XBRL Taxonomy Extension Label Linkbase

101.PRE          Inline XBRL Taxonomy Extension Presentation Linkbase

(1)	Incorporated by reference to the Registration Statement on Form F-1 of the Registrant (File No. 333-201250).

(2)	Incorporated by reference to Annex B of Exhibit 99.3 to the Form 6-K filed by the Registrant with the Form 6-K filed by the Registrant with the Securities Exchange Commission on July 6, 2015.

(3)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on August 12, 2016.

(4)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on June 24, 2015.

(5)	Incorporated by reference to the Registration Statement on Form F-1/A by the Registrant with the Securities and Exchange Commission on April 25, 2018.

(6)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on May 4, 2018.

(7)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on February 6, 2019.

(8)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the SEC on March 6, 2020.

(9)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on April 22, 2020.

(10)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on May 4, 2020.

(11)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on May 12, 2020.

(12)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on July 24, 2020.

(13)	Incorporated by reference to the Registration Statement on Form F-1 by the Registrant with the SEC on May 20, 2020.

(14)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on March 15, 2016.

(15)	Incorporated by reference to the Annex A of Exhibit 99.1 to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on October 11, 2020.

(16)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on July 2, 2021.

(17)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on March 3, 2022.

(18)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the SEC on March 18, 2021.

(19)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the SEC on April 6, 2022.

(20)	Incorporated by reference to the Registration Statement on Form F-1/A by the Registrant with the Securities and Exchange Commission on February 17, 2015.

(21)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on November 22, 2017.

(22)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the SEC on March 15, 2016.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: March 31, 2023
CHECK-CAP LTD.

By: /s/ Alex Ovadia
Name: Alex Ovadia
Title: Chief Executive Officer (Principal Executive Officer)

By: /s/ Mira Rosenzweig
Name: Mira Rosenzweig
Title: Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

CHECK CAP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022

CHECK CAP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Check-Cap Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Check-Cap Ltd. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the " consolidated financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Changes in Ordinary Share Capital– Refer to Note 10 to the Consolidated Financial Statements

Critical Audit Matter Description

During the year ending December 31, 2022, the Company raised equity in the aggregate amount of $10,000 thousands ($8,850 thousands net of issuance expenses), through an equity transaction, by issuing shares and warrants.

We deemed our audit over the allocation, classification and accuracy of equity transaction as challenging from a perspective of audit effort in comparison to our audit as a whole, because of the amount of equity transaction and due to the magnitude of total amounts raised. As such, we believe this represents a critical audit matter.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to equity transaction included the following, among others:

1.	We read the agreements and analyzed the terms of the Company’s equity transaction.

2.	We evaluated the interpretation and application of the relevant accounting guidance in relation to the appropriateness of the classification in equity of warrants issued in this transaction.

3.	We agreed the consideration received from the transaction to the respective bank statement.

4.	We compared the shares issued and outstanding to the confirmation obtained directly from the transfer agent.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 31st, 2023

We have served as the Company's auditor since 2005.

CHECK CAP LTD
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

		December 31,
	Note	2 0 2 2	2 0 2 1
Assets
Current assets
Cash and cash equivalents		$4,090	$26,457
Restricted cash	2(N)	352	350
Short-term bank deposit		37,609	25,104
Prepaid expenses and other current assets	3	579	839
Total current assets		42,630	52,750

Non-current assets
Property and equipment, net	4	1,751	1,793
Operating leases	5	1,060	1,116
Total non-current assets		2,811	2,909
Total assets		$45,441	$55,659

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accruals
Trade		$952	$1,050
Other		802	680
Employees and payroll accruals	6	1,261	1,961
Operating lease liabilities	5	337	350
Other current liabilities		56	-
Total current liabilities		3,408	4,041

Non-current liabilities
Royalties provision	8(A)	94	132
Operating lease liabilities	5	627	795
Total non-current liabilities		721	927

Shareholders' equity	10
Share capital, Ordinary shares 48 NIS par value (18,000,000 authorized shares as of December 31, 2022 and 2021; 5,844,463 and 4,840,089 shares issued and
outstanding as of December 31, 2022 and 2021, respectively) (1)		83,664	68,787
Additional paid-in capital		84,941	90,089
Accumulated deficit		(127,293)	(108,185)
Total shareholders' equity		41,312	50,691

Total liabilities and shareholders' equity		$45,441	$55,659

(1) All share amounts have been retroactively adjusted to reflect a 1-for-20 share reverse split, see Note 1(A)(6).

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

		Year ended December 31,
	Note	2 0 2 2	2 0 2 1	2 0 2 0

Research and development expenses, net	12	$14,271	$12,349	$10,008
General and administrative expenses	13	5,763	4,972	3,924
Operating loss		20,034	17,321	13,932

Finance income, net	14	926	119	86

Net loss		$19,108	$17,202	$13,846

Comprehensive loss		$19,108	$17,202	$13,846
Loss per share:
Net loss per ordinary share - basic and diluted		$3.37	$4.14	$9.01

Weighted average number of ordinary shares outstanding - basic and diluted	15	5,671,786	4,159,870	1,537,060

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share and per share data)

			Additional		Total
			paid-in	Accumulated	Shareholders’
	Number	Amount	capital	deficit	equity
Balance as of December 31, 2019	433,129	$5,407	$77,964	$(77,137)	$6,234
Changes during 2020:
Issuance of ordinary shares in private
placement, net of issuance expenses in
an amount of approximately $29	136,009	1,894	2,837	-	4,731
Issuance of ordinary shares and warrants
in the April – May 2020 Financings, net
of issuance expenses in an amount of $1,361	958,335	13,039	(2,900)	-	10,139
Issuance of ordinary shares and
warrants in the Warrant Exercise Transaction,
net of issuance expenses in an amount of $920	802,712	11,290	(2,578)	-	8,712
RSU vesting	1,258	16	(16)	-	-
Share-based compensation	-	-	408		408
Net loss	-	-	-	(13,846)	(13,846)
Balance as of December 31, 2020	2,331,443	$31,646	$75,715	$(90,983)	$16,378
Changes during 2021:
Exercise of warrants, net of issuance expenses in an amount of $22	1,210,235	18,099	1,120	-	19,219
Issuance of ordinary shares and warrants in the June 2021 Registered Direct Offering, net of issuance expenses in an amount of $3,199	1,296,297	19,011	12,790	-	31,801
Option exercise	350	5	(1)	-	4
RSU vesting	1,764	26	(26)	-	-
Share-based compensation	-	-	491	-	491
Net loss	-	-	-	(17,202)	(17,202)
Balance as of December 31, 2021	4,840,089	$68,787	$90,089	$(108,185)	$50,691
Changes during 2022:
Issuance of ordinary shares and warrants in the March 2022 Registered Direct Offering, net of issuance expenses in an amount of $1,150	1,000,000	14,815	(5,965)	-	8,850
RSU vesting	4,374	62	(62)		-
Share-based compensation	-		879	-	879
Net loss	-			(19,108)	(19,108)
Balance as of December 31, 2022	5,844,463	83,664	84,941	(127,293)	41,312

(1) All share amounts have been retroactively adjusted to reflect a 1-for-20 share reverse split, see Note 1(A)(6).

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except share and per share data)

	2 0 2 2	2 0 2 1	2 0 2 0
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(19,108)	$(17,202)	$(13,846)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	404	205	148
Share-based compensation	879	491	408
Financial expense (income), net	(624)	-	7
Changes in assets and liabilities items:
Decrease (increase) in prepaid and other current assets and non-current assets	273	(549)	106
Increase (decrease) in trade accounts payable, accruals and other current liabilities	207	362	(317)
Increase (decrease) in employees and payroll accruals	(700)	451	409
Decrease in royalties provision	(38)	(22)	(28)
Net cash used in operating activities	$(18,707)	$(16,264)	$(13,113)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(486)	(1,006)	(379)
Investment in short-term bank and other deposits	(12,022)	(15,000)	(10,072)
Net cash used in investing activities	$(12,508)	$(16,006)	$(10,451)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of warrants into ordinary shares, net of issuance expenses	-	19,219	-
Issuance of ordinary shares in the registered direct offerings, net of issuance expenses	8,850	31,801	10,139
Options exercise	-	4	-
Issuance of ordinary shares and warrants in the Warrant Exercise Transaction, net of issuance expenses	-	-	8,712
Issuance of ordinary shares in the private placement, net of issuance expenses	-	-	4,731
Net cash provided by financing activities	$8,850	$51,024	$23,582

Net increase (decrease) in cash, cash equivalents and restricted cash	(22,365)	18,754	18

Cash, cash equivalents and restricted cash at the beginning of the year	26,807	8,053	8,035

Cash, cash equivalents and restricted cash at the end of the year	$4,442	$26,807	$8,053

Supplemental information for Cash Flow:

	2 0 2 2	2 0 2 1	2 0 2 0
Supplemental disclosure of non-cash flow information
Purchase of property and equipment	35	161	45
Lease liabilities arising from obtaining right-of-use assets	307	1,048	151
Supplemental disclosure of cash flow information
Cash paid for taxes	5	33	5
Interest received	548	62	54

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except share and per share data)

	2 0 2 2	2 0 2 1	2 0 2 0
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEET
Cash and Cash equivalents	$4,090	$26,457	$7,703
Restricted cash included current assets	352	350	350
Total cash, cash equivalents, and restricted cash	$4,442	$26,807	$8,053

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

(4)
Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, recruiting management and technical staff, acquiring assets and raising capital. The Company is still in its development and clinical stage and has not yet generated revenues. The Company has incurred losses of $19,108 and $17,202 for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, the Company's accumulated deficit was approximately $127,293. The extent of the Company's future operating losses and the timing of becoming profitable are uncertain.

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

On March 21, 2023 , the Company announced that following its internal assessment of the clinical data collected to date from its clinical calibration studies, it has determined that the current efficacy results do not meet its goal in order to proceed to the powered portion of the U.S. pivotal study and that therefore, the initiation of the second part of the U.S. pivotal study that was expected in mid-2023 is temporarily postponed. The Company adopted a plan of action that includes (among other things) a cost reduction plan in order to extend its cash runway, which it is in the process of implementing. Based on such plan, the Company believes that current cash on hand will be sufficient to fund its ongoing operations and plans into the fourth quarter of 2024. Management expects that the Company will continue to generate losses from the development, manufacturing and infrastructure costs, clinical development and regulatory activities of C-Scan, which will result in negative cash flow from operating activity. The actual amount of cash that the Company will need to operate is subject to many factors, including, but not limited to, the initiation, timing, progress and results of clinical trials and other product development efforts regulatory path along with cost to commercialize its product.

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

In February 2020, the Company consummated a private placement of ordinary shares. See Note 10B(2)(m).

During April and May 2020, the Company consummated three registered direct offerings of ordinary shares and simultaneous private placements of warrants. See Note 10B(2)(n).

On July 27, 2020, the Company consummated a warrant exercise transaction to purchase ordinary shares and a simultaneous private placement of warrants. See Note 10B(2)(o).

During the first quarter of 2021, certain investors exercised their warrants previously issued by the Company. See Note 10B(2)(p).

On July 1, 2021, the Company consummated a registered direct offering of ordinary shares and warrants. See Note 10B(2)(q).

On March 3, 2022, the Company consummated a registered direct offering of ordinary shares and warrants. See Note 10B(2)(r).

The Company's ordinary shares and Series C Warrants are listed on the NASDAQ Capital Market under the symbols "CHEK" and CHEKZ” respectively.

The Company’s Series A Warrants, formerly listed on the NASDAQ Capital Market under the symbol “CHEKW”, expired on February 24, 2020; and their listing was suspended on February 28, 2020.

The consolidated financial statements of the Company as of and for the year ended December 31, 2022 include the financial statements of the Company and its wholly-owned U.S. subsidiary.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 1  -  GENERAL INFORMATION (Cont.)

A.	General (cont.)

(6)
On December 23, 2021, the Company announced that it received a letter from the Staff, indicating that the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed companies to maintain a minimum bid price of $1.00 per share. The Company was provided by Nasdaq with a compliance period of 180 calendar days (i.e., until June 21, 2022) to regain compliance pursuant to Nasdaq Listing Rules. On June 22, 2022, the Company received a letter from the Staff notifying it that Nasdaq granted the Company a 180-day extension, or until December 19, 2022, or the Extension Period, to regain compliance with the Minimum Bid Price Requirement. In order to regain compliance, on August 11, 2022, the Company’s shareholders approved a reverse share split (“Reverse Share Split”) of its ordinary shares within a range of 1 for 10 to 1 for 20, the exact ratio to be determined by further action of the Company’s Board of Directors, to be effective on a date to be determined by the Company’s Board of Directors and announced by the Company, and to amend the Company’s Articles of Association accordingly. The Board of Directors subsequently approved a reverse share split of the Company’s ordinary shares at the ratio of 1-for-20, such that each twenty (20) ordinary shares, par value NIS 2.40 per share, consolidated into one (1) ordinary share, par value NIS 48.00, effective as of November 23, 2022. The first date when the Company’s ordinary shares began trading on the Nasdaq Capital Market after implementation of the Reverse Share Split was November 25, 2022. Following the implementation of the Reverse Share Split, the Company’s authorized share capital comprised of 18,000,000 ordinary shares. No fractional ordinary shares were issued as a result of the Reverse Share Split. All fractional ordinary shares were rounded up to the nearest whole ordinary share. In addition, a proportionate adjustment made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding options and warrants entitling the holders to purchase ordinary shares. Furthermore, following completion of the Reverse Share Split, the number of ordinary shares issuable pursuant to the Company’s 2006 Unit Option Plan and 2015 Equity Incentive Plan and 2015 US Sub-Plan to the 2015 Equity Incentive Plan, as well as the number of shares and exercise prices subject to outstanding options under the plans and the number of shares subject to outstanding restricted stock units (“RSUs”) under the plans were appropriately adjusted. The Company subsequently received a letter informing it that, for the 10 consecutive business days from November 25, 2022 to December 8, 2022, the closing bid price of the Company’s ordinary shares had been at $1.00 per share or greater and that accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers the prior bid price deficiency matter now closed.

(7)
In early 2020, the World Health Organization declared the rapidly spreading coronavirus disease (COVID-19) outbreak a pandemic. The Company experienced temporary disruptions to its operations as a result of the COVID-19 pandemic including disruptions to the Company’s clinical studies For example, during a period of few months during the year ending December 31, 2022, there was a global shortage in iodine due to COVID-19, which is critical patient intake used in the C-Scan procedure. As a result, the Company faced delays in its clinical trials.  The extent to which the COVID-19 pandemic shall impact the Company’s operations in the future will depend on future developments, which are highly uncertain and cannot be predicted with confidence. In particular, any future spread of COVID-19 globally or the reinstatement of restrictions or other actions that may be required to contain COVID-19 or treat its impact could materially adversely impact the Company’s operations and workforce, including its research and clinical trials and its ability to continue raise capital, could affect the operations of key governmental agencies, such as the U.S. Food and Drug Administration (“FDA”), which may delay the Company’s development plans, and could result in the inability of the Company’s suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have a material adverse impact on the Company’s business, financial condition and results of operation.

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

As of December 31, 2022 and 2021, the Company had outstanding foreign exchange collars in the notional amount of approximately $5,264 and $3,466, respectively. These options were set for a period of up to eight months as of December 31, 2022. The Company measured the fair value of the options in accordance with provisions of ASC No. 820 (classified as level 2 of the fair value hierarchy). The fair value of the Company’s outstanding collars on December 31, 2022 and 2021 amounted to a liability, net of $56 and an asset, net, of $65, respectively and is included in other current liabilities and other current assets, respectively.

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

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360-10 "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets (or asset group) to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2022, 2021 and 2020, no impairment losses were recorded.

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

With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2022, and 2021, the Company is not a party to any ligation that could have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

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

The Company selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for its share-based awards. The option-pricing model requires a number of assumptions, of which the most significant are the fair market value of the underlying ordinary shares, expected share price volatility and the expected option term. In the years ended December 31, 2022, 2021 and 2020, expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected term of the options.

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

In accordance with ASC 740, the Company reflects in the financial statements the benefit of positions taken in a previously filed tax return or expected to be taken in a future tax return only when it is considered 'more-likely-than-not' that the position taken will be sustained by a taxing authority. As of December 31, 2022 and 2021, the Company had no unrecognized income tax positions, and, accordingly, there is no impact on the Company's effective income tax rate associated with these items.

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

The Company has granted a pledge in favor of Bank Leumi Le-Israel B.M in the amount of $352 and 350 as of  December 31, 2022 and 2021, respectively to secure certain payment obligations of the Company in connection with hedge transactions. This amount was classified as restricted cash balance.

O.	Leases

The Company accounts for leases in accordance with ASC 842 "Lesses.” Arrangements that are determined to be leases at inception are recognized as long-term operating lease assets and lease liabilities in the consolidated balance sheet at lease commencement. Operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at commencement date. As the Company’s leases do not provide an implicit rate, the Company applies its incremental borrowing rate based on the economic environment at the commencement date in determining the present value of future lease payments. Lease terms may include options to extend the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases or payments are recognized on a straight-line basis over the lease term.

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

P.	Recent accounting pronouncements

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

Q.	Reclassification

Certain prior year amounts in the consolidated financial statements and the notes thereto have been reclassified where necessary to conform to the current year presentation. These reclassifications did not affect the prior period total assets, total liabilities, shareholders’ deficit, net loss or net cash used in operating activities.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 3  -  PREPAID EXPENSES AND OTHER CURRENT ASSETS

Composition:

	December 31,
	2 0 2 2	2 0 2 1

Government institutions	88	206
Prepaid expenses	260	470
Deposits	8	13
Other assets	223	150
	579	839

NOTE 4  -  PROPERTY AND EQUIPMENT, NET

Composition:

	December 31,
	2 0 2 2	2 0 2 1
Cost:
Office furniture and equipment	799	723
Laboratory equipment	1,915	1,721
Computers and auxiliary equipment	574	540
	3,288	2,984
Accumulated depreciation	1,537	1,191
Property and equipment, net	1,751	1,793

Depreciation expenses amounted to $346, $205 and $148 for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 5  -  LEASES

(1)	On January 1, 2019, the Company adopted ASU 2016-02, using the modified retrospective approach for all lease arrangements at the beginning period of adoption.

(2)
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

(3)
On December 30, 2021, the Company entered into a Sub-lease Agreement (the “Sub-lease Agreement”), with a Company supplier (the “Lessor”) according to which, the Company leases approximately 70 square meters laboratory space for the production of certain components, at the supplier’s premises in Petach Tikva, Israel. The Sub-lease Agreement entered into effect on September 21, 2022, after receipt of certain permits including a business license from Petach Tikva municipality. The Sub-lease Agreement expires on January 31, 2025, and the Company has an option to extend the lease period for an additional two years. The Company has the right to terminate the Sub-lease Agreement at any time, upon at least 90 days prior written notice.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 5  -  LEASES (Cont.)

The Lessor has the right to terminate the Sub-lease Agreement, upon at least 12 months prior written notice. The Sub Lease Agreement is part of an amended service agreement with the supplier for certain additional services. Total monthly rental expenses under the Sub-lease Agreement and the payment for other services is $26.9. Following the effectiveness of the Sub-lease Agreement, the lease is recorded under ASC 842. As the Sub-lease Agreement is part of a service agreement with the supplier, management is required to evaluate the fair market amount attributed to the lease per month and based on its estimations, the amount allocated to the lease is approximately $2.8 and the portion allocated to monthly services is $24.1.

(4)
On March 1, 2022, the Company entered into a lease agreement of certain offices in Petach Tikva Israel, according to which, the Company leases approximately 140 square meters offices, The lease agreement expires on February 28, 2024, and the Company has an option to extend the lease period for two additional periods of one year each. Total monthly rental expense under the lease agreement is approximately $1.7. The lease agreement is recorded under ASC 842.

(5)	In addition, the Company leases vehicles under various operating lease agreements.

On December 31, 2022, the Company’s operating lease assets and lease liabilities (both the current and non-current portion) for operating leases totaled $1,060 and $964, respectively.

Supplemental cash flow information related to operating leases was as follows:

Year
Ended
December
31, 2022
Cash payments for operating leases	$389

The Company uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable. As of December 31, 2022, the Company’s operating leases had a weighted average remaining lease term of 3.4 years and a weighted average borrowing rate of 4.4%. Upon adoption of ASC 842, discount rates for existing operating leases were established as of January 1, 2019. Future lease payments under operating leases as of December 31, 2022 were as follows:

Operating
Leases

2023	$352
2024	282
2025 and after	410
Total future lease payments	1,044
Less imputed interest	(80)
Total lease liability balance	$964

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 6  -  EMPLOYEE BENEFITS AND PAYROLL ACCRUALS

A.	Composition:

	December 31,
	2 0 2 2	2 0 2 1
Short-term employee benefits:
Benefits for vacation and recreation pay	529	573
Liability for payroll, bonuses and wages	732	1,388
	1,261	1,961

B.	Post-employment benefits

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

The Israeli corporate tax rate in years 2020, 2021, 2022 and onwards is 23%.

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

The benefits granted to the Preferred Enterprise will be unlimited in time, unlike the benefits granted to special Benefited Enterprises, which will be limited for a 10 year period. The benefits shall be granted to companies that will qualify under criteria set forth in the Investments Law; for the most part, those criteria are similar to the criteria that were set forth in the Investments Law prior to its amendment.

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

On December 22, 2016, the Knesset approved the 2017-2018 State budget, which includes amendment number 73 to the Investments Law. The amendment includes:

Adoption of a new incentive tax regime that applies to high-tech companies that are deemed a “Preferred Technological Enterprise” or “Special Preferred Technological Enterprise,” based on the provisions and rules adopted by the Organization for Economic Cooperation and Development, creating new reduced corporate tax rate tracks of 7.5% for Preferred Technological Enterprises located in Development Area A and 12% for the rest of the country; and a reduced corporate tax rate of 6% for a “Special Preferred Technological Enterprise” regardless of the company’s geographic location within Israel.

Reduction of corporate tax rate for all Preferred Enterprises from 9% to 7.5%.

Lowering the threshold for the conditions that were previously set in order to enter the track of a "Special Preferred Enterprise" for very large enterprises entitled to a reduced tax rate of 5% in Development Area A or 8% in the rest of the country.

Updating the definitions of preferred income, Preferred Enterprise, etc.

In accordance with the Israeli Income Tax Ordinance [New Version], 1961, as of December 31, 2022, all of the Company’s tax assessments through tax year 2017 are considered final.

B.	Check-Cap US, Inc.

Check-Cap US, Inc. is taxed according to U.S. tax laws at a rate of 21%.

Check-Cap US, Inc. operating loss or “NOL” carry-forwards was $9 as of December 31, 2022 and $7 as of December 31, 2021.

C.	Deferred income taxes

In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. Based on the Company's history of losses, the Company established a full valuation allowance on its net-operating loss carryforwards.

	December 31,
	2 0 2 2	2 0 2 1

Carry-forward tax losses	24,232	24,677
Less valuation allowance	(24,232)	(24,677)
	-	-

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 7  -  INCOME TAXES (Cont.)

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

The Company has a liability to pay royalties for the development of an ASIC component which is used as an amplifier for the capture of signals at low frequencies from X-ray detectors contained in the capsule. The institution that developed the ASIC is entitled to receive royalties from the Company in the amount of 50 € cents (53.3 U.S. cents) for every ASIC component that the Company will sell, capped at €200 (approximately $213). This royalty is considered as a liability.

The royalty liability is calculated based on estimated future sales generated by products which include the ASIC component. As of December 31, 2022, the Company believes that it will be required to pay the above mentioned royalties, and accordingly, recorded, as of December 31, 2022, a provision in a total amount of $94.

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

As a part of the reorganization, the Company committed to reimburse the unit holders of the Predecessor Entity for any tax burdens that may be imposed on them due to the reorganization. The reimbursement liability is calculated assuming deemed royalties are paid to the U.S. unit holders of Check-Cap LLC under Section 367(d) of the Code, and is based in part on the Company’s forecasted sales with a cap calculated as the fair value of the share as determined at the date of the financial statements. The reimbursement liability is calculated by multiplying the estimated tax rate by the lowest of: (1) expected cash outflows for a period of 15 years ending December 31, 2023, discounted using a discount factor commensurate with the risk of the Company, and (2) value of the shares held by U.S. unit holders of the Predecessor Entity as of December 31, 2022 multiplied by $2.2, the last reported price per share of the Company’s ordinary shares on the Nasdaq Capital Market on December 31, 2022. Any updates in the contingent liability will be charged to earnings. Since the Company does not expect to be profitable in year 2023, the liability based on the discounted outflows is $0. As a result, as of December 31, 2022 and 2021, the balance of the reimbursement liability totaled $0.

	December 31,
	2 0 2 2	2 0 2 1

Royalties to an ASIC designer	94	132
	94	132

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 8  -  COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.	Commitments

(1)	Royalties

The Company's research and development efforts are financed, in part, through funding from the IIA and the BIRD Foundation. Since the Company's inception through December 31, 2022, the Company received funding from the IIA and the BIRD Foundation in the total amount of approximately $5,600 and $114, respectively. In year 2021, the Company received grant approval from the IIA to support the funding of the Company’s transition from research and development to manufacturing. The final grant amounted to $620, of which approximately $349 was received in year 2021, $82 was received in January 2022 and $222 was received in February 2023. The grants received under this plan are not subject to future royalties.

According to the terms of applicable law as currently in effect regarding the grants received before year 2021, the IIA is entitled to royalties equal to 3-4% (or at an increased rate under certain circumstances) of the revenues from sales of products and services based on technology developed using IIA grants, up to the full principal amount (which may be increased under certain circumstances) of the U.S. Dollar-linked value of the grants, plus interest at the rate of 12-month LIBOR. The obligation to pay these royalties is contingent on actual sales of the applicable products and services and in the absence of such sales, no payment is required. As of December 31, 2022, the Company had not paid any royalties to the IIA and had a contingent liability to the IIA in the amount of approximately $6,199.

On July 13, 2014, the Company entered into a Cooperation and Project Funding Agreement with the BIRD Foundation and Synergy and during 2014-2017, the Company, together with Synergy, had received funding from the BIRD Foundation in the aggregate amount of approximately $127. Based on the aggregate expenses that the Company incurred for such project, it refunded to the BIRD Foundation an amount of approximately $13. The Company will not be receiving additional funding from the BIRD Foundation for the project, which is no longer active. As of December 31, 2022, the Company had not paid any royalties to the BIRD Foundation and had a contingent obligation to the BIRD foundation in the amount of approximately $209.

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

Monthly rental expenses under the Amended Lease Agreement are $14.2. See also Note 5.

2.
On December 30, 2021, the Company entered into a Sub-lease Agreement (the “Sub-lease Agreement”), with a Company supplier (the “Lessor”) according to which, the Company leases approximately 70 square meters laboratory space for the production of certain components in Petach Tikva, Israel. The Sub-lease Agreement entered into effect on September 21, 2022, after receipt of certain permits including a business license from Petach Tikva municipality. The Sub-lease Agreement expires on January 31, 2025, and the Company has an option to extend the lease period for an additional two years. The Company has the right to terminate the agreement at any time, upon at least 90 days prior written notice. The Lessor has the right to terminate the Sub-lease Agreement, upon at least 12 months prior written notice. The Sub Lease Agreement is part of an amended agreement with the supplier for certain additional services. Total monthly rental expenses under the Sub-lease Agreement and the payment for other services is $26.9.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 8  -  COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.	Commitments (Cont.)

3.
On March 1, 2022, the Company entered into a lease agreement of certain offices in Petach Tikva Israel, according to which, the Company leases approximately 140 square meters offices, The lease agreement expires on February 28, 2024, and the Company has an option to extend the lease period for two additional periods of one year each. Total monthly rental expense under the lease agreement is approximately $1.7. .

4.	Vehicle lease and maintenance agreements

The Company entered into several 36 months lease and maintenance agreements for vehicles, which are regularly amended as new vehicles are leased. The current monthly lease fees are approximately $13.7. See also Note 5.

(4)	The Company issued purchase orders to certain suppliers in order to secure strategic inventory of key components that as of December 31, 2022 have not yet been supplied.

C.	Legal

As of the date of the financial statements, the Company is not a party to any pending litigation.

NOTE 9  -  FAIR VALUE MEASUREMENTS

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

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2022
	Fair value measurements using input type
	Level 1	Level 2	Total
Cash and cash equivalents:
Money market funds	$2.5		$2.5
Other current liabilities:
Foreign currency derivative instruments	-	$(56)	$(56)
Total financial assets (liabilities)	$2.5	$(56)	$(53.5)

	December 31, 2021
	Fair value measurements using input type
	Level 1	Level 2	Total
Cash and cash equivalents:
Money market funds	$2,160		$2,160
Other current assets:
Foreign currency derivative instruments		$65	$65
Total financial assets	$2,160	$65	$2,225

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10 - SHAREHOLDERS' EQUITY

A.
Effective November 23, 2022, the Company's Board of Directors effected a Reverse Share Split of 1-for-20 (i.e., 20 ordinary shares were combined into one ordinary share). Share and per share amounts in the financial statements, prior to November 23, 2022, have been adjusted to reflect the Reverse Share Split.

B.	Ordinary shares

1.

The ordinary shares provide their holder with rights to receive dividends in cash and shares, and rights to participate at the time of distributing liquidation dividends. Additionally, the ordinary shareholders have the right to vote at shareholder meetings in a manner that each share provides one voting right to its holder.

2.	Changes in ordinary share capital

a)
On May 11, 2010, the Company issued, free of charge, to all of its shareholders (except for certain ordinary shareholders), warrants to purchase an aggregate of 1,609 ordinary shares (hereafter- "Anti-dilution Warrants"). The Anti-dilution Warrants were issued in order to prevent the dilution of the holdings of such Company shareholders due to certain options granted to the then Company's CEO ("CEO options"). The Anti-dilution Warrants were subject to automatic exercise, without consideration (unless the holder thereof objected to such exercise), upon the exercise by the Company's CEO of the CEO Options. The fair value of the Anti-dilution Warrants on the grant date was immaterial. Anti-dilution warrants to purchase 37 and 387 ordinary shares were exercised during the years ended December 31, 2019 and 2018, respectively. The remaining Anti-dilution Warrants to purchase 326 ordinary shares expired on May 11, 2020.

b)
On February 24, 2015, the Company consummated an IPO in the U.S. of 8,334 units at a public offering price of $1,440 per unit, before underwriting discounts and offering expenses. Each unit consisted of one ordinary share and one-half of a Series A Warrant to purchase one ordinary share. Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants. Each whole Series A Warrant entitled the holder to purchase one ordinary share at an exercise price of $1,800. Upon vesting, each Long Term Incentive Warrant entitles the holder to purchase one ordinary share at an exercise price of $1,656. The Series A Warrants expired on February 24, 2020.

The Company granted the underwriters a 45-day over-allotment option to purchase up to 1,250 additional units (together with an accompanying 1,875 Long Term Incentive Warrants). The option to purchase additional 417 units was partially exercised on March 6, 2015. The units were separated into one ordinary share and one-half of a Series A Warrant to purchase one ordinary share on March 18, 2015, and the units ceased to exist as of such date. On April 6, 2015, the option to purchase an additional 625 ordinary shares and 313 Series A Warrants was partially exercised. The Company received net proceeds from the IPO and partial exercise of the over-allotment option of approximately $10,800 (net of issuance cost of approximately $2,900, including certain warrants with a value of $196 issued in connection with the IPO).

c)	Immediately prior to the consummation of the IPO, certain members of the Company's management exercised options to purchase 1,282 ordinary shares granted to them under the 2006 Unit Option Plan.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10 - SHAREHOLDERS' EQUITY (Cont.)

B.	Ordinary shares (Cont.)

2.	Changes in ordinary share capital (Cont.)

d)
On August 20, 2014, the Company entered into a certain credit line agreement, pursuant to which it obtained a credit line in an aggregate principal amount of $12,000 from certain lenders and existing shareholders (the "Lenders"). The credit line amount was deposited in an escrow account at the closing, which was consummated on October 14, 2014. The Company issued to each Lender at closing a warrant (collectively, the "Credit Line Warrants"), to purchase a number of the Company's ordinary shares constituting 2% of its share capital on a fully diluted basis (assuming conversion of all of the Company's convertible securities into ordinary shares at a 1:1 conversion rate) as of the closing for each $1,000 (or portion thereof) extended by such Lender. The Company issued Credit Line Warrants ("CLA Warrants") to purchase in the aggregate 11,078 of its ordinary shares. The CLA Warrants are exercisable for a period of ten years at an exercise price of NIS 48 per share, and may be exercised on a net issuance basis.

Under the terms of the credit line agreement, the Company directed that the entire credit line amount (that was in escrow) be invested in the Private Placement, consummated simultaneously with the consummation of the IPO on February 24, 2015. The Company issued to the Lenders 8,334 units at a price of $1,440 per unit, before issuance cost. Each unit consisted of one ordinary share and one-half of a Series A Warrant to purchase one ordinary share. Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants. Each whole Series A Warrant entitled the holder to purchase one ordinary share at an exercise price of $1,800. Upon vesting, each Long Term Incentive Warrant entitles the holder to purchase one ordinary share at an exercise price of $1,656. The Company received net proceeds from the Private Placement of approximately $10,900 (net of issuance cost of approximately $1,200, including certain warrants with a value of $125 issued in connection with the Private Placement). The Series A Warrants expired on February 24, 2020. As of December 31, 2021, Long Term Incentive Warrants to purchase 18,903 ordinary shares were outstanding. The Long Term Incentive Warrants expired on February 24, 2022.

e)	No CLA Warrants were exercised during the years ended December 31, 2022, 2021 and 2020. As of December 31, 2022, CLA Warrants to purchase 370 ordinary shares were outstanding.

f)
On October 14, 2014, the Company issued warrants to purchase an aggregate 924 ordinary shares (the “Pontifax Warrants”) to the Pontifax Funds in consideration of their commitment to provide to the Company, for no consideration, certain business development and chairman services. As of December 31, 2021, Pontifax Warrants to purchase 462 ordinary shares, with an exercise price of $1,214.4 per share, were outstanding. These warrants expired on October 14, 2022.

g)
Upon the closing of the IPO, the Company issued warrants to purchase 417 ordinary shares at an exercise price of $1,800 to the IPO lead underwriter and warrants to purchase 63 ordinary shares at an exercise price of $1,214.4 to the Company's U.S. legal counsel. These warrants expired on February 24, 2020.

h)
On August 11, 2016, the Company consummated a registered direct offering of 2,682 ordinary shares at a price of $456 per share and pre-funded warrants to purchase 10,477 ordinary shares at a purchase price of $444 per pre-funded warrant. The pre-funded warrants have an exercise price of $12 per share, subject to certain adjustments and will expire on August 11, 2023, unless otherwise extended in accordance with the terms of the pre-funded warrants. The Company received gross proceeds from the August registered direct offering of approximately $5,900 (including proceeds from the exercise of 2,396 pre-funded warrants at the closing of the offering). On January 23, 2017, the remaining pre-funded warrants to purchase 1,209 ordinary shares were exercised, for additional proceeds of approximately $14.5.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10 - SHAREHOLDERS' EQUITY (Cont.)

B.	Ordinary shares (Cont.)

2.	Changes in ordinary share capital (Cont.)

i)
On June 2, 2017, the Company consummated a registered direct offering of 5,623 ordinary shares at a price of $480 per share and a simultaneous private placement of one-year warrants to purchase 5,623 ordinary shares at an exercise price of $510 per share immediately exercisable. The Company received gross proceeds from this registered direct offering of approximately $2,690. On June 2, 2018, all of the warrants issued to investors in this offering expired. As of December 31, 2021, warrants to purchase 282 ordinary shares issued to the placement agent in connection with the offering were outstanding. These placement agent warrants expired on June 2, 2022.

j)
On November 22, 2017, the Company consummated a registered direct offering of 9,470 ordinary shares at a price of $264 per share and a simultaneous private placement of five-year warrants to purchase 7,103 ordinary shares at an exercise price of $300 per share immediately exercisable. The Company received gross proceeds from this registered direct offering of approximately $2,500. On April 25, 2018, 2,841 of these warrants were cashless exercised into 679 ordinary shares. On July 27, 2020, as part of the Warrants Exercise Transaction (see Note 10B(2)(n)), all of the 4,262 warrants that were outstanding as of that date were exercised into ordinary shares. As of December 31, 2021, warrants to purchase 474 ordinary shares issued to the placement agent in connection with the offering were outstanding. These placement agent warrants expired on November 22, 2022.

k)
On May 8, 2018, the Company consummated an underwritten public offering (the “2018 Public Offering”) of 136,924 units (the “2018 Units”), at a public offering price of $110 per unit, and 22,546 pre-funded units (the “2018 Pre-funded Units”), at a public offering price of $109.8 per 2018 Pre-funded Unit. Each 2018 Unit consisted of one ordinary share of the Company and one Series C warrant to purchase one ordinary share of the Company. Each 2018 Pre-funded Unit consisted of one pre-funded warrant to purchase one ordinary share and one Series C Warrant to purchase one ordinary share. The exercise price of each pre-funded warrant included in the 2018 Pre-funded Unit was $0.2 per share. The Series C warrants have an exercise price of $110 per share, are exercisable immediately and will expire five years from the date of issuance.

The Company granted the underwriters a 30-day over-allotment option to purchase up to an additional 23,921 ordinary shares and/or Series C Warrants to purchase up to an additional 23,921 ordinary shares at the public offering price. The underwriters’ option was exercised in full on May 8, 2018.

The Company received gross proceeds from the 2018 Public Offering and exercise in full of the over-allotment option of approximately $20,200 (before deducting underwriting discounts and commissions and other offering fees and expenses). During May 2018, the 22,546 pre-funded warrants were exercised in full in consideration of additional gross proceeds of approximately $4,500. As of December 31, 2022, Series C Warrants to purchase 183,390 ordinary shares were outstanding.

l)
On February 6, 2019, the Company issued 94,075 units, (the “2019 Units”) at a purchase price of $51.6 per unit, and 1,024,876 pre-funded units (the “2019 Pre-funded Units”), at a purchase price of $51.4 per 2019 Pre-Funded Unit, in a registered direct offering (the “2019 Registered Direct Offering”). Each unit consisted of one ordinary share of the Company and one Series D Warrant to purchase 0.5 ordinary share of the Company. Each 2019 Pre-Funded Unit consisted of one pre-funded warrant to purchase one ordinary share and one Series D Warrant to purchase 0.5 ordinary share. The exercise price of each pre-funded warrant included in the 2019 Pre-Funded Unit was $0.2 per share. The Series D Warrants have an exercise price of $51.6 per ordinary share and are immediately exercisable and will expire on the fifth anniversary of the original issuance date. The Company also issued placement agent warrants to purchase up to an aggregate of 10,173 ordinary shares, on the same terms as the warrants issued to the investors, except they have an exercise price of $64.5 per share. The Company received gross proceeds from the February 2019 Registered Direct Offering of approximately $7,500 (including proceeds from the exercise of 51,244 pre-funded warrants), or approximately $6,500, net of issuance expenses in the amount of $987.  On July 27, 2020, as part of the Warrants Exercise Transaction (see Note 10B(2)(n)), warrants to purchase 48,450 ordinary shares were exercised for ordinary shares and warrants. As of December 31, 2022, warrants to purchase 24,210 ordinary shares held by certain investors and warrants to purchase 10,173 ordinary shares held by the placement agent were outstanding.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10 - SHAREHOLDERS' EQUITY (Cont.)

B.	Ordinary shares (Cont.)

2.	Changes in ordinary share capital (Cont.)

m)
On December 19, 2019, the Company entered into definitive agreements with certain investors to sell an aggregate of 136,009 ordinary shares at a purchase price of $35 per share in a private placement, resulting in gross proceeds of approximately $4,760. The closing of the transaction occurred in February 2020.

n)	April – May 2020 registered direct offerings

On April 22, 2020, May 4, 2020 and May 13, 2020, the Company issued 333,334, 375,001 and 250,000 ordinary shares, respectively, in registered direct offerings (the “April-May 2020 Registered Direct Offering”) at a purchase price of $12 per share and issued to the investors unregistered warrants to purchase an aggregate of 333,334, 375,001 and 250,000 ordinary shares, respectively, in a private placement. The warrants are immediately exercisable at an exercise price of $16 per ordinary share, subject to certain adjustments, and will expire five and one-half years from the issuance date. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. The terms of the warrants did not include features that would preclude equity classification. The Company also issued unregistered placement agent warrants to purchase up to an aggregate of 23,334, 26,250 and 17,500 ordinary shares, respectively, on the same terms as the warrants issued to the investors in the private placement, except they have a term of five years and an exercise price of $15 per share. The Company received gross proceeds from the April-May 2020 Registered Direct Offerings of approximately $11,500, or approximately $10,139, net of issuance expenses in the amount of $1,361.

On July 27, 2020, as part of the Warrants Exercise Transaction, warrants to purchase an aggregate 750,001 ordinary shares were exercised. During the first quarter of 2021, warrants to purchase 208,334 ordinary shares held by certain investors and warrants to purchase 67,084 ordinary shares held by the placement agent warrants were exercised into ordinary shares (see Note 10B(2)(n)).

o)
On July 23, 2020, the Company entered into a warrant exercise agreement, (the “Warrants Exercise Transaction”), with several existing institutional investors who are the holders (the “Holders”) of warrants issued in May 2020, April 2020, February 2019 and November 2017 (the “Old Warrants”), to purchase ordinary shares, pursuant to which the Holders agreed to exercise in cash their Old Warrants to purchase up to an aggregate of 802,712 ordinary shares having exercise prices ranging from $300.00 to $16 per share issued by the Company, at a reduced exercise price of $12 per share, resulting in gross proceeds to the Company of approximately $9,632 or approximately $8,712, net of issuance expenses in the amount of approximately $920. Closing occurred on July 27, 2020. Under the Warrants Exercise Transaction agreement, the Company also issued to the Holders new unregistered warrants to purchase up to 963,254 ordinary shares, (the “Private Placement Warrants”). The Private Placement Warrants are immediately exercisable, expire five and one-half years from issuance date and have an exercise price of $16 per share, subject to certain adjustment. The Private Placement Warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. The terms of the warrants did not include features that would preclude equity classification. In addition, the Company issued unregistered placement agent warrants to purchase up to an aggregate of 56,190 ordinary shares on the same terms as the warrants issued to the Holders, except that they have an exercise price of $15 per share. During the first quarter of 2021, an aggregate of 878,628 warrants held by certain investors and 56,190 warrants held by the placement agent, were exercised into ordinary shares. As of December 31, 2022 and 2021, warrants to purchase 84,626 ordinary shares held by certain investors, were outstanding.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10 - SHAREHOLDERS' EQUITY (Cont.)

B.	Ordinary shares (Cont.)

2.	Changes in ordinary share capital (Cont.)

p)
During the first quarter of 2021, as a result of an exercise of warrants by the investors from the Warrants Exercise Transaction and the April-May 2020 Offerings, the Company issued an aggregate of 1,210,235 ordinary shares, at exercise prices ranging from $15-$16 per share, for total gross proceeds of approximately $19,240 to the Company.

q)
On June 30, 2021, the Company entered into a definitive agreement with several institutional and accredited investors for the purchase and sale of 1,296,297 of the Company's ordinary shares and accompanying short-term warrants to purchase up to an aggregate of 1,296,297 of the Company's ordinary shares in a registered direct offering (the “June 2021 Registered Direct Offering”). The June 2021 Registered Direct Offering was consummated on July 2, 2021. The warrants are immediately exercisable at an exercise price of $30 per ordinary share, subject to certain adjustments, and will expire three and one-half years from the issuance date. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. The terms of the warrants did not include features that would preclude equity classification. The Company also issued registered placement agent warrants to purchase up to an aggregate of 64,815 ordinary shares, substantially on the same terms as the warrants issued to the investors in the private placement, except they have an exercise price of $33.75 per share. Upon any exercise of the warrants for cash, the Company agreed to pay the placement agent warrants to purchase up to 5.0% of the number of ordinary shares issued upon the cash exercise of the warrants (up to 64,815 warrants). As of December 31, 2022 and 2021, warrants to purchase 1,296,297 ordinary shares held by certain investors and 64,815 warrants held by the placement agent, were outstanding. The Company received gross proceeds from the June 2021 Registered Direct Offering of approximately $35,000, or approximately $31,801, net of issuance expenses in the amount of $3,199. (See Note 17(2) regarding change of exercise price and term of exercise of date of 926,297 warrants).

r)
On March 1, 2022, the Company entered into a definitive agreement with several institutional and accredited investors for the purchase and sale of 1,000,000 of the Company's ordinary shares and accompanying warrants to purchase up to an aggregate of 750,000 of the Company's ordinary shares in a registered direct offering (the “March 2022 Registered Direct Offering”). The March 2022 Registered Direct Offering was consummated on March 3, 2022. The warrants are immediately exercisable at an exercise price of $13 per share, subject to certain adjustments, and will expire five years from the issuance date. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. The terms of the warrants did not include features that would preclude equity classification. The Company also issued registered placement agent warrants to purchase up to an aggregate of 50,000 ordinary shares, substantially on the same terms as the warrants issued to the investors in the private placement, except they have an exercise price of $12.5 per share and expiration date is March 1, 2027. Upon any exercise of the warrants for cash, the Company agreed to pay the placement agent warrants to purchase up to 5.0% of the number of ordinary shares issued upon the cash exercise of the warrants (up to 37,500 warrants). Simultaneously with this offering, the Company has entered into a warrant amendment agreement, or the Warrant Amendment Agreement, with the investors in this March 2022 Registered Direct Offering. Pursuant to the Warrant Amendment Agreement, certain warrants to purchase up to an aggregate of 926,297 ordinary shares of the Company that were issued to the investors in July 2021 were amended to have a reduced exercise price of $13 per share and the term of exercise was extended to January 2, 2025. The Company received gross proceeds from the March 2022 Registered Direct Offering of $10,000, or approximately $8,850, net of issuance expenses in the amount of approximately $1,150.

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

3.
On August 5, 2020, the Company's Board of Directors resolved to increase the number of ordinary shares of the Company reserved for issuance under the 2015 Plan by an additional 17,500 shares to 77,780 shares.

4.	On August 5, 2021, the Company's Board of Directors resolved to increase the number of ordinary shares of the Company reserved for issuance under the 2015 Plan by an additional 125,000.

5.	On January 27, 2022, the Company's Board of Directors resolved to increase the number of ordinary shares of the Company reserved for issuance under the 2015 Plan by an additional 25,000.

6.	As of December 31, 2022, no shares were available for future awards under the 2015 Plan.

7.	On January 4, 2023, the Company's Board of Directors resolved to increase the number of ordinary shares of the Company reserved for issuance under the 2015 Plan by an additional 30,000.

B.	Details of share-based grants made by the Company

The following tables presents the grant dates, number of underlying shares and related exercise prices of awards granted to employees and non-employees during the years 2022, 2021 and 2020 as well as the estimated fair value of the underlying ordinary shares on the grant date:

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11 - SHARE-BASED COMPENSATION (Cont.)

B.	Details of share-based grants made by the Company (Cont.)
Options:

					Share based
				Fair value	expenses (1)
Grant date	No. of options	Expiration date	Exercise price	on grant date	$in thousands	Vesting terms
March 5, 2020	399	March 5, 2030	$36.4	$23.44	$9	(2)
May 27, 2020	133	May 27, 2030	$11.8	$8.47	$1	(2)
August 5, 2020	18,014	August 5, 2030	$12	$9.73	$175	(4)
November 17, 2020	1,036	November 17, 2030	$6.4	$4.22	$4	(4)
December 10, 2020 (3)	11,250	December 10, 2030	$6.4	$5.5	$62	(4)
March 17, 2021	1,274	March 17, 2031	$45.4	$42.8	$54	(4)
May 11, 2021	903	May 11, 2031	$11.8	$26.07	$23	(4)
August 4, 2021 (5)	36,701	August 4, 2031	$24.6	$18.47	$678	(4)
September 13, 2021	750	September 13, 2031	$21	$16.92	$13	(8)
September 20, 2021 (6)	1,250	September 20, 2031	$20.6	$16.15	$20	(4)
November 2, 2021	1,556	November 2, 2031	$22.2	$18.91	$31	(4)
December 9, 2021 (7(	38,334	December 9, 2031	$26.8	$12.98	$497	(7)
December 9, 2021 (7)	19,167	December 9, 2031	$26.8	$13.14	$252	(7)
January 27, 2022(9)	16,800	January 27, 2032	$12.96	$7.98	$134	(4)
March 21, 2022 (10)	8,472	March 21, 2032	$10.184	$7.02	$59	(4)
May 31, 2022	1,157	May 31, 2032	$7.254	$6.27	$7	(4)
August 29, 2022	1,661	August 29, 2032	$8.23	$6.91	$11	(4)
November 29, 2022	1,024	November 29, 2032	$4.81	$2.38	$2	(4)
December 29, 2022(11)	29,125	December 29, 2032	$4.14	$1.64	$48	(10)

RSUs:

	No. of RSUs		Fair value on	Share based	Vesting
Grant date	and PSUs	Expiration date	grant date	expenses (1)	terms
August 4, 2021 (7)	15,000	August 4, 2031	$21.8	$327	(6)
January 27, 2022 (9)	7,200	January 27, 2032	$9.58	$69	(6)
March 21, 2022 (10)	2,850	March 21, 2032	$8.27	$24	(6)

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

3.
On December 10, 2020, the Company's Board of Directors approved the award of 11,250 options to the Company’s officers, with an exercise price of $6.4, equal to the higher of the share price at the grant date on Nasdaq and the average closing price of our ordinary shares on Nasdaq during the 30 trading days prior to the grant date.

4.
The options vest over a period of four years commencing on the date of grant, such that 25% of the options vest and become exercisable on the first anniversary of the date of grant and thereafter, vest monthly in equal portions at the end of each month over the subsequent thirty-six (36) months.

5.
On August 4, 2021, the Company's Board of Directors approved the award of 36,694 options and 15,000 RSUs, of which, 12,075 options and 5,175 RSUs were issued to certain of the Company’s officers. The remaining options and RSUs were issued to certain employees.

6.
On September 20, 2021, the Company's Board of Directors approved the award of 1,250 options to the Company’s VP clinical, with an exercise price of $20.6, equal to the higher of the share price at the grant date on Nasdaq and the average closing price of our ordinary shares on Nasdaq during the 30 trading days prior to the grant date.

7.
On December 9, 2021, the Company's shareholders approved the award of 57,500 options to the Company’s CEO. The options shall vest as follows: (i) two-thirds of the options (38,334 options) shall vest over a period of four years commencing on their date of grant, such that 25% of the options shall vest on the first anniversary of the date of grant and an additional 2.0833% will vest at the end of each month thereafter; and (ii) one third of the options (19,166 options) shall fully vest upon the approval by the FDA of the use of our C-Scan, in humans, subject, in each case, to the CEO’s continuing service with the Company on each applicable vesting date. The exercise price of the options of $26.8, equal to the average closing price of the Company’s ordinary shares on the Nasdaq Capital Market during the 30 trading days prior to the approval of the grant of the award by the shareholders, plus a 50% premium. The compensation expense was based on the fair value on the grant date and was estimated at approximately $749. The fair value amount is charged to the statement of operations over the vesting periods of which $335 and $23 were recorded to general and administrative expenses in the year ended December 31, 2022 and 2021, respectively.

8.	Options granted to service provider. The options vest over a period of twelve (12) months.

9.
On January 27, 2022, the Company's Board of Directors approved the award to certain employees of 16,800 options, with an exercise price of $12.96, equal to the higher of the share price at the grant date on Nasdaq and the average closing price of our ordinary shares on Nasdaq during the 30 trading days prior to the grant date, and 7,200 RSUs.

10.
On March 21, 2022, the Company's Board of Directors approved the award of 8,472 options and 2,850 RSUs to certain executive officers and employees, of which 6,650 options and the 2,850 RSUs were granted to certain officers. The options have an exercise price of $10.184, equal to the higher of the share price at the grant date on Nasdaq and the average closing price of our ordinary shares on Nasdaq during the 30 trading days prior to the grant date.

11.
On December 29, 2022, the Company's shareholders approved the award of 29,125 options to members of the Company's Board of Directors. The options shall become fully vested on the first anniversary of the date of grant, subject to each of the Board of Directors continuing service with the Company on the vesting date. The exercise price of the options is $4.14, equal to two times the closing price of the Company’s ordinary shares on the Nasdaq Capital Market on the date of the approval of the option grant by the Company’s shareholders.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11 - SHARE-BASED COMPENSATION (Cont.)

C.	Options Fair Value

The parameters which were used in applying the model are as follows:

For the year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0
Expected volatility	109%-118%	115%-153%	95%-98%
Risk-free rate	1.7%-3.9%	0.81%-1.34%	0.31%-0.83%
Dividend yield	0%	0%	0%
Expected term (in years)	5.5-6.08	5.27-6.41	5.88 - 6.1
Share price	$2.07 - $9.58	$0.8 - $2.27	$0.28 - $1.57

D.	Effect of share-based compensation transactions on the Company's statements of operations

	For the year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0

Research and development, net	493	329	165
General and administrative, net	482	162	243
Total	975	491	408

E.	A summary of the Company's option activity related to options granted to employees, service providers and directors, and related information under the 2006 Plan and the 2015 Plan is as follows:

		Year ended December 31, 2022
			Weighted	Aggregate
		Weighted	average	intrinsic
		average of	remaining	value
		exercise	contractual	($in
		Price	life	thousands)
	Number	(in $)	(in years)	(2)
Options outstanding at beginning of year	145,895	48.2	9.13	-
Options granted	58,239	7.75
Options forfeited	(12,242)	59.07
Options exercised	-	-
Options outstanding at end of year	191,892	35.35	8.59	-

Options exercisable at end of year	55,259	79.79	7.39	-

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11 - SHARE-BASED COMPENSATION (Cont.)

		Year ended December 31, 2021
			Weighted	Aggregate
		Weighted	average	intrinsic
		average of	remaining	value
		exercise	contractual	($in
		Price	life	thousands)
	Number	(in $)	(in years)	(2)
Options outstanding at beginning of year	54,516	95.3	8.74	-
Options granted	99,935	26.0
Options forfeited	(8,206)	92.9
Options exercised	(350)	12.0
Options outstanding at end of year	145,895	48.2	9.13	-

Options exercisable at end of year	27,037	154.3	7.03	-

		Year ended December 31, 2020
			Weighted	Aggregate
		Weighted	average	intrinsic
		average of	remaining	value
		exercise	contractual	($in
		price	life	thousands)
	Number	(in $)	(in years)	(2)
Options outstanding at beginning of year	27,456	204.8	8.30	-
Options granted	30,832	10.4
Options forfeited	(3,772)	196.6
Options outstanding at end of year	54,516	95.3	8.74	-

Options exercisable at end of year	15,486	282.8	7.00	-

1.	The weighted average grant date fair values of options granted during the years ended December 31, 2022, 2021 and 2020 were $4.5, $15.7 and $8.2, respectively.

2.	As of December 31, 2022, all the outstanding options in the amount of 191,892, with an average exercise price of $35.35, are out of the money.

A summary of the Company’s RSUs activity is as follows:

	Year ended December 31
	2 0 2 2	2 0 2 1	2 0 2 0
	Number of RSUs
Unvested at beginning of year	16,628	3,637	4,985
Granted	10,050	15,000	-
Vested	(4,374)	(1,764)	(1,258)
Forfeited	(2,601)	(245)	(90)
Unvested at end of year	19,703	16,628	3,637

3.	The weighted average grant date fair values of RSUs awarded during the years ended December 31, 2022 and 2021 were $9.2 and $21.8, respectively.

4.
As of December 31, 2022, 2021 and 2020, there was $1,111, $1,644 and $328 unrecognized compensation cost related to non-vested share-based compensation arrangements (options and RSUs) granted under the 2006 Plan and 2015 Plan. This cost is expected to be recognized over a period of up to 4 years.

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 12 - RESEARCH AND DEVELOPMENT EXPENSES, NET

Composition:

	For the year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0

Salaries and related expenses	8,257	7,428	6,173
Share-based compensation	493	329	165
Materials	2,258	3,020	1,792
Subcontractors and consultants	1,375	820	1,103
Depreciation	289	169	123
Cost for registration of patents	140	153	164
Others	1,681	861	488
	14,493	12,780	10,008
Less participation of the IIA	(222)	(431)	-
Total research and development expenses, net	14,271	12,349	10,008

NOTE 13 - GENERAL AND ADMINISTRATIVE EXPENSES

Composition:

	For the year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0

Salaries and related expenses	1,784	2,042	1,698
Share-based compensation, net	386	162	243
Professional services	1,092	710	574
Office rent and maintenance	246	172	174
Depreciation	116	36	25
Others	2,139	1,850	1,210
Total general and administrative expenses	5,763	4,972	3,924

NOTE 14 - FINANCE INCOME (EXPENSES), NET

Composition:

	For the year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0

Interest income on short-term deposits and other	1,047	101	69
Bank fees and interest expenses	(12)	(13)	(12)
Changes in provision for royalties	37	22	28
Exchange rate differences	(25)	(43)	(6)
Changes in fair value of derivatives	(121)	52	7
Total financing income, net	926	119	86

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

The following table sets forth the computation of the Company`s basic and diluted net loss per ordinary share:

	For the year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0

Net loss	19,108	17,202	13,846
Shares used in computing net loss per ordinary share, basic and diluted	5,671,786	4,159,870	1,537,060
Net loss per ordinary share, basic and diluted	3.37	4.14	9.01

Instruments that may potentially dilute the basic loss per share in the future but were not included in the calculation of diluted loss per share, since their effect is anti-dilutive.

	For the year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0
	(number)
Warrants and share options	2,912,147	1,170,262	1,104,431

CHECK CAP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 16 - RELATED PARTIES

A.	Compensation to the non-executive directors:

	For the year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0

Fees, including reimbursement of expenses	270	272	251
Share-based compensation	(10)	24	76
	260	296	327

B.	Transactions with related parties:

	For the year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0

Consulting fees, including share-based compensation and reimbursement of expenses	58	61	57
	58	61	57

On April 4, 2016, the Company entered into an employment agreement with Sigalit Kimchy, according to which Ms. Kimchy serves as marcom and user interface lead, in a 50% part-time role (no less than 112 hours per month), for a monthly salary of NIS 10 ($2.84), plus up to 35 monthly overtime hours at a gross monthly rate of NIS 2.5 ($0.7), or an aggregate monthly salary of up to NIS 12.5 ($3.6). Ms. Kimchy is entitled to an education fund, managers' insurance or pension fund and reimbursement of monthly travel expenses. Sigalit Kimchy is the wife of Yoav Kimchy, the Company’s Chief Technology Officer.

NOTE 17 - SUBSEQUENT EVENTS

On March 21, 2023, the Company announced that following its internal assessment of the clinical data collected to date from its calibration studies, it has determined that the current efficacy results do not meet its goal in order to proceed to the powered portion of the U.S. pivotal study.  As a result, the Company has adopted a plan of action that includes conducting additional clinical data analysis and approaching the FDA to make amendments to the U.S. pivotal study protocol that are expected to be part of an IDE supplement submission to the FDA, and which are subject to FDA approval. In addition, the Company plans to continue conducting its calibration studies, albeit at a slower pace, to collect additional clinical data and it is also implementing a cost reduction plan, in order to extend its cash runway. The initiation of the powered portion of the U.S. pivotal study that was expected in mid-2023 is therefore temporarily postponed.