Form 20-F
period 2023-12-31
Check-Cap Ltd
filed 2024-05-15
CIK 1610590

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

29 Abba Hushi Avenue

P.O. Box 1271

Isfiya, 3009000 Mount Carmel, Israel

(Address of principal executive offices)

Saar Levi

Chief Executive Officer

Check-Cap Ltd.

29 Abba Hushi Avenue

P.O. Box 1271

Isfiya, 3009000 Mount Carmel, Israel

Telephone: +972 52-777-2073

Email: Saar.Levi@check-cap.com

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

As of December 31, 2023, the registrant had 5,850,770 ordinary shares outstanding, NIS 48.00 par value per share.

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

Yes ☐ No ☐

i

EXPLANATORY NOTE

Check-Cap Ltd. is a clinical stage medical diagnostics company with a limited operating history. On June 6, 2023, we announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, we were reducing our workforce significantly to reduce cash burn, concentrating our resources on essential research activities, discontinuing our calibration studies, and evaluating and pursuing strategic options. As a result of our evaluation and pursuit of strategic options, on March 25, 2024, we entered into a business combination agreement with Nobul AI Corp. (“Nobul”), a private Ontario corporation (the “Business Combination”). If the Business Combination is consummated, Check-Cap’s ordinary shares will be delisted from Nasdaq and deregistered under the Securities Exchange Act of 1934 and Check-Cap will no longer be required to file periodic reports with the U.S. Securities and Exchange Commission. Given that the Form 20-F provides the financial statements for the fiscal year’s ended December 31, 2023, 2022, and 2021, we have elected to discuss the significant aspects of our historical business as well as the current state of our business.

CERTAIN INFORMATION

Unless otherwise stated, all of our financial information presented in this annual report has been prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP.

In this Annual Report on Form 20-F, or the Annual Report, unless the context indicates otherwise, references to “NIS” are to the legal currency of Israel, “U.S. dollars,” “$” or “dollars” are to United States dollars, and the terms “we,” “us,” “our Company,” “our,” and “Check-Cap” refer to Check-Cap Ltd. Unless otherwise indicated, U.S. dollar translation of NIS amounts presented in this Annual Report are translated using the rate of $1.00 = NIS 3.627, the exchange rate published by the Bank of Israel on December 29, 2023, and U.S. dollar translation of Euro amounts presented in this Annual Report are translated using the rate of $1.00 = Euro 0.904, based on the exchange rates published by the Bank of Israel on December 29, 2023.

On August 11, 2022 our shareholders approved a 1-for-20 reverse share split of our ordinary shares, effective as of November 23, 2022. Accordingly, commencing with our annual report for the fiscal year ending December 31, 2022, all share numbers are being presented on a post-reverse stock split basis.

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

v

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements, about our expectations, beliefs or intentions regarding, among other things, our ongoing and planned product development and clinical trials and lack thereof; the timing of, and our ability to make, regulatory filings and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; the degree of clinical utility of our products, particularly in specific patient populations; our ability to develop commercial functions; expectations regarding product launch and revenue; our results of operations; cash needs; financial condition, liquidity, prospects, growth and strategies; the industry in which we operate; and the trends that may affect the industry or us. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by us with the U.S. Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below.

This Annual Report identifies important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements, particularly those set forth under the heading “Risk Factors.” The risk factors included in this Annual Report are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	our previously announced business combination agreement with and our ability to consummate a business combination with Nobul;

●	our history of losses;

●	our needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

●	the initiation, timing, progress and results of our clinical trials and other product development efforts;

●	our reliance on one product;

●	the clinical development, commercialization and market acceptance of C-Scan;

●	our ability to receive de novo classification or premarket approval and other regulatory approvals for C-Scan;

●	our ability to successfully complete clinical trials and obtain desired performance.

●	our reliance on single-source suppliers;

●	our ability to achieve an acceptable cost of goods;

●	our reliance on third parties, such as for purposes of our clinical trials and clinical development and the manufacturing, marketing and distribution of C-Scan;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	our ability to achieve reimbursement and coverage from government and private third-party payors;

●	the implementation of our business model and strategic plans for our business;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering C-Scan and our ability to operate our business without infringing the intellectual property rights of others;

●	competitive companies, technologies and our industry;

●	current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; and

●	those factors referred to in “Item 3. Key Information - D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this Annual Report generally.

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

MARKET AND INDUSTRY DATA

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

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

Risks Related to Nobul and the Business Combination

●	The consummation of the Business Combination (as defined herein) is subject to the satisfaction of certain conditions, which may not be satisfied on a timely basis, if at all;

●	Our shareholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the consummation of the Business Combination;

●	During the pendency of the Business Combination, we may not be able to enter into a business combination with another party or issue any equity securities, subject to certain exceptions, because of restrictions in the Nobul BCA, which could adversely affect our financial condition and results of operations;

●	Given the cross-border nature of the Business Combination, we are and will become subject to a variety of additional risks that may negatively affect the Company’s results of operations and financial condition;

●	We are substantially dependent on our remaining key employees to facilitate the consummation of a strategic transaction; and

●	If the Business Combination is not completed, and we do not pursue an alternative strategic option or liquidation, we expect that we will require significant additional funding in order to complete the development, scale up manufacturing and commercialization of C-Scan or any new products and technology. If additional capital is not available, we may have to cease operations.

Risks Related to Our Financial Position

●	We have a history of losses, may incur future losses and require additional funding in order to complete the development of our products and technology. If additional capital is not available and we cease the development of our products and technology or are obligated to relinquish rights to our intellectual property, we may not ever achieve profitability and.be forced to liquidate.

Risks Related to Our Business

●	Although we received FDA approval of our IDE (including our IDE amended application) for our U.S. pivotal study, the most recent efficacy results from our studies did not meet the goal to proceed to the powered portion of the U.S. pivotal study, as such we cannot provide any assurance that we will ever be able to redesign such study or redeploy our technology into other potentially viable products;

●	Clinical failure can occur at any stage of clinical development and we may not succeed in completing the development of our product. Any product we advance through clinical trials may require further clinical validation and may not have favorable results in later clinical trials or receive regulatory approval;

●	We may face a number of challenges with respect to our commercialization efforts and may not succeed in the commercialization of our product, obtain required regulatory approvals or manufacture commercial quantities of C-Scan at an acceptable cost to enable us to generate significant revenues;

●	We have limited manufacturing experience and capabilities and if we are unable to scale up our manufacturing operations to develop our products, our growth could be limited and our business, financial condition and results of operations could be materially adversely affected;

●	Our reliance on sole or single source suppliers could harm our ability to conduct clinical trials and meet demand for our product in a timely manner or within budget;

●	The use of any of our C-Scan Cap, C-Scan Track, C-Scan View or any new products and technology could result in product liability or similar claims that could be expensive to defend, damage our reputation and harm our business;

●	We have historically depended on third parties to manage our clinical studies and trials, perform related data collection and analysis, and to enroll patients for our clinical trials, and, as a result, we may face costs and delays that are beyond our control;

●	We currently expect to sell our products mainly in the United States, Europe, Israel and Japan and, if we are unable to manage our operations in these territories, our business, financial condition and results of operations could be materially adversely affected;

●	We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize our products and technology;

●	A security breach or disruption or failure in a computer or communications systems could adversely affect us;

●	We or the third parties upon whom we depend may be adversely affected by natural disasters and/or health epidemics or pandemics and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster; and

●	Shareholder activism could result in potential operational disruption, divert our resources and management’s attention and have an adverse effect on our business.

Risks Related to Regulations

●	If we or our future manufacturers or distributors do not obtain and maintain the necessary regulatory clearances or approvals, or equivalent third country approvals in a specific country or region, we or our future distributors will not be able to market and sell C-Scan or future products in that country or region;

●	If the indications for use or instructions for use for which the iodinated oral contrast medium is approved are not sufficiently broad to support its use throughout the C-Scan procedure, the FDA or the competent regulatory authorities in the European Union (EU) Member States and other foreign countries may consider that contrast agent is being used off-label;

●	The results of any future clinical trials may not support our product candidate requirements or intended use claims or may result in the discovery of adverse side effects;

●	Even if C-Scan or future products are cleared or approved by regulatory authorities or after obtaining CE Certificates from our Notified Body (as defined below), modifications to C-Scan or future products may require new regulatory clearances or approvals, new CE Certificates, or may require us to recall or cease marketing it until the necessary clearances, approvals or CE Certificates are obtained;

●	Our failure to comply with radiation safety or radio frequency regulations in a specific country or region could impair our ability to conduct our clinical trials, or commercially distribute and market C-Scan or any similar product in that country or region;

●	Our products may in the future be subject to product recalls that could harm our reputation, business and financial results;

●	If C-Scan or future products cause or contribute to a death or a serious injury, or malfunction in such a way that causes or contributes to a death or serious injury, we will be subject to medical device reporting regulations, which can result in corrective actions or enforcement actions from regulatory authorities;

●	Our business is subject to complex environmental and health legislation in various jurisdictions that may increase our costs and our risk of noncompliance;

●	Federal and state privacy laws, and equivalent laws of third countries, may increase our costs of operation and expose us to civil and criminal sanctions;

●	If we fail to comply with the U.S. federal Anti-Kickback Statute and similar state and third-country laws, we could be subject to criminal and civil penalties and exclusion from federally funded healthcare programs including the Medicare and Medicaid programs and equivalent third-country programs, which would have a material adverse effect on our business and results of operations;

●	Our failure to comply with the necessary regulatory approval regarding the use of radioactive materials could significantly impair our ability to develop, manufacture and/or sell C-Scan or similar products; and

●	Environmental, social and corporate governance (ESG) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

Risks Related to Our Intellectual Property

●	If we are unable to protect our intellectual property rights, our competitive position could be harmed;

●	Because the medical device industry is litigious, we are susceptible to intellectual property suits that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling C-Scan or any similar products we may develop;

●	The steps we have taken to protect our intellectual property may not be adequate, which could have a material adverse effect on our ability to compete in the market;

●	Third parties may challenge the validity of our issued patents or challenge patent applications in administrative proceedings before various patent offices which, if successful, could negatively affect our future business and financial performance;

●	We may need to initiate lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive and, if we lose, could cause us to lose some of our intellectual property rights, which would harm our ability to compete in the market;

●	We rely on trademark protection to distinguish our products from the products of our competitors; however, if a third party is entitled to use our trademark, we could be forced to rebrand, which could result in loss of brand recognition and our ability to distinguish our products may be impaired, which could adversely affect our business; and

●	We may not be able to enforce covenants not to compete at all or, we may be unable to enforce them for the duration contemplated in our employment contracts and may, therefore, be unable to prevent competitors from benefiting from the expertise of some of our former employees involved in research and development activities.

Risks Related to Our Operations in Israel

●	Our principal offices, research and development facilities, our manufacturing sites and some of our suppliers are located in Israel and, therefore, our business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel;

●	Pursuant to the terms of the Israeli government grants we received for research and development expenditures, we are obligated to pay certain royalties on our revenues to the Israeli government. In addition, the terms of Israeli government grant we received require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events;

●	Your rights and responsibilities as a shareholder are governed by Israeli law, which differ in some material respects from the rights and responsibilities of shareholders of U.S. companies;

●	It may be difficult to enforce a judgment of a U.S. court against us, certain of our officers and directors or the Israeli experts named in this Annual Report in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on certain of our officers and directors and these experts;

●	Provisions of Israeli law and our amended articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, even when the terms of such a transaction are favorable to us and our shareholders; and

●	We may become subject to claims for payment of compensation for assigned service inventions by our current or former employees, which could result in litigation and adversely affect our business.

Risks Related to Ownership of our Ordinary Shares

●	We incur and will continue to incur significant costs as a result of operating as a public company in the United States, and our management is required to devote substantial time to compliance initiatives;

●	If we fail to maintain effective internal control over financial reporting, the price of our ordinary shares may be adversely affected;

●	We may be unable to maintain compliance with the Nasdaq’s continued listing requirements, which could result in the delisting of our ordinary shares from the Nasdaq Capital Market;

●	We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to the Securities Exchange Act of 1934 reporting obligations that, to some extent, are more lenient and less frequent than those applicable to a U.S. issuer;

●	As a foreign private issuer, we are permitted, to follow, and follow certain home country corporate governance practices instead of otherwise applicable Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers;

●	If we lose our status as a foreign private issuer under the SEC’s rules, our compliance costs will increase;

●	Exchange rate fluctuations between the U.S. dollar and the NIS and the Euro and inflation may negatively affect our earnings and we may not be able to hedge our currency exchange risks successfully;

●	We have never declared or paid a dividend and currently do not intend to pay cash dividends in the foreseeable future. Any return on investment may be limited to the value of our securities;

●	If securities or industry analysts do not publish research or reports about us or our business or publish unfavorable research about us or our business, the price of our securities and their trading volume could decline;

●	Our stock price has and may be subject to fluctuation, and purchasers of our securities could incur substantial losses;

●	The trading market for our ordinary shares is not always active, liquid and orderly, which may inhibit the ability of our shareholders to sell ordinary shares;

●	We have broad discretion in how we use the net proceeds from our financings, and we may not use these proceeds effectively; and

●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Risks Related to Taxation

●	There is a risk that we could be treated as a domestic (U.S.) corporation for U.S. federal income tax purposes by reason of the transactions related to our acquisition of all of the business operations and substantially all of the assets of Check-Cap LLC on May 31, 2009, or the Reorganization;

●	We may be eligible for tax benefits from government programs, which require us to meet certain conditions, including regarding the location of our property, plant and equipment and manufacturing in Israel. We can provide no assurance that we would continue to be eligible for such benefits and/or that any such benefits will not be terminated in the future; and

●	There is a risk that we may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Risks Related to Nobul and the Business Combination

The consummation of the Business Combination is subject to the satisfaction of certain conditions, which may not be satisfied on a timely basis, if at all.

On March 25, 2024, the Company entered into a business combination agreement (the “Nobul BCA”) with Nobul. Pursuant to the Nobul BCA, (a) a wholly owned subsidiary of Nobul, to be formed under the laws of Israel, will merge with and into the Company (the “Merger” or the “Business Combination”), with Check-Cap surviving the Merger as a direct, private, and wholly owned subsidiary of Nobul. At the effective time of the Merger (the “Merger Effective Time”) (a) each Check-Cap ordinary share issued and outstanding immediately prior to the Merger Effective Time (other than treasury, dormant shares or Check-Cap Excluded Shares (as defined in the Nobul BCA)) will automatically convert into a number of common shares in the capital of Nobul (“Nobul Common Shares”) equal to the Nobul Exchange Ratio (as defined below), (b) each Check-Cap option, unvested restricted stock unit (“RSU”) and CLA Warrant (as defined in the Nobul BCA) that is outstanding immediately prior to the Merger Effective Time will automatically expire, (c) each vested Check-Cap RSU that is outstanding and unsettled immediately prior to the Merger Effective Time shall automatically convert into Nobul Common Shares based on the number of Check-Cap ordinary shares underlying the RSUs and the Nobul Exchange Ratio, and (d) any outstanding and unexercised warrants with a change of control redemption feature that are not redeemed in accordance with their terms will be complied with by Nobul in accordance with their terms. The Nobul Exchange Ratio means the ratio of 0.1764 of a Nobul Common Share for each Check-Cap ordinary share, subject to certain adjustments.

The transactions contemplated by the Nobul BCA are subject to approval by our shareholders and shareholders of Nobul, approval by Nasdaq of the listing of Nobul Common Shares to be issued in connection with the Business Combination and other conditions as set forth in the Nobul BCA, which must be satisfied or waived to complete the Business Combination. These conditions are set forth in the Nobul BCA and described in the section entitled “Business Combination Agreement with Nobul” in this report. We cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the contemplated Business Combination will not occur or will be delayed, and we may lose some or all of the intended benefits of the Business Combination.

Failure to consummate the Business Combination may obligate us to pay a termination fee to Nobul. Payment of a termination fee by us could materially and adversely affect our financial condition and termination of the transactions contemplated by the Nobul BCA could have a material adverse effect on the market price of our ordinary shares and negatively affect our future business and operations. See “Risk Factors - Risks Related to Nobul and the Business Combination - If the Business Combination is not completed, and we do not pursue an alternative strategic option or liquidation, we expect that we will require significant additional funding in order to complete the development, scale up manufacturing and commercialization of C-Scan. If additional capital is not available, we may have to cease operations.”

Our shareholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the consummation of the Business Combination.

Under the exchange ratio formula in the Nobul BCA, upon the closing of the transactions contemplated under the Nobul BCA, our shareholders are expected to own approximately 15% of Nobul while Nobul security holders are expected to own approximately 85% of us, on a fully diluted basis and assuming that we meet certain net cash targets. Consequently, our shareholders as a group will have less influence over the management and policies of the combined company after the consummation of the Business Combination.

During the pendency of the Business Combination, we may not be able to enter into a business combination with another party or issue any equity securities, subject to certain exceptions, because of restrictions in the Nobul BCA, which could adversely affect our financial condition and results of operations.

Covenants in the Nobul BCA impede our ability to complete certain other transactions that are not in the ordinary course of business pending consummation of the Business Combination. As a result, if the transactions contemplated by the Nobul BCA are not completed, the parties may be at a disadvantage to their competitors during such period. While the Nobul BCA is in effect, we are generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets, or other business combination outside the ordinary course of business with any third party, subject to certain exceptions relating to fiduciary duties. We may accept a superior offer (“Superior Offer”) at any time prior to the approval of the Business Combination by our shareholders, given such superior offer was not obtained as a result of a breach of the Nobul BCA, is on terms and conditions that our Board determines in good faith are more favorable to our shareholders and provides consideration of 20% or more in excess of the consideration provided for pursuant to the Nobul BCA. We cannot guarantee that any alternative proposal that any individual shareholder may perceive as superior would constitute a Superior Offer. In addition, pursuant to the Nobul BCA, during the pendency of the Business Combination, we may not seek additional funding through the issuance and sale of any capital stock or other securities, which may adversely affect our financial condition and results of operations. See “Additional Information - Material Contracts - Business Combination Agreement with Nobul.”

Given the cross-border nature of the Business Combination, we are and will become subject to a variety of additional risks that may negatively affect the Company’s results of operations and financial condition.

The cross-border nature of the Business Combination subjects us to special considerations and risks, including but not limited to the following:

●	higher costs and difficulties inherent in complying with different commercial and legal requirements in Israel, Canada and the United States;

●	tax issues, such as tax law changes and differences between Israeli, Canadian and U.S. tax laws;

●	currency fluctuations and exchange controls;

●	risks related to cross-border payments and money transfer; and

●	employment regulations.

We may not be able to adequately address these additional risks. If we are unable to do so, our operations might suffer, which may adversely affect our results of operations and financial condition. See “Risk Factors - Risks Related to Our Operations in Israel - Provisions of Israeli law and our amended articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, even when the terms of such a transaction are favorable to us and our shareholders.”

We are substantially dependent on our remaining key employees to facilitate the consummation of a strategic transaction.

As part of our cash conservation activities, we implemented a significant reduction in workforce plan. Our ability to successfully complete the Business Combination depends in large part on our ability to retain certain personnel. Despite our efforts to retain these employees, one or more may terminate their employment on short notice. The loss of the services of any of these employees could potentially harm our ability to complete the Business Combination, run our day-to-day business operations as well as fulfill our reporting obligations as a public company.

If the Business Combination is not completed, and we do not pursue an alternative strategic option or liquidation, we expect that we will require significant additional funding in order to complete the development, scale up manufacturing and commercialization of C-Scan or any new products and technology. If additional capital is not available, we may have to cease operations.

We are a clinical and development-stage medical diagnostics company with a limited operating history. We have incurred net losses in each fiscal year since we commenced operations in 2009. We incurred net losses of $17.6 million in fiscal 2023, $19.1 million in fiscal 2022, and $17.2 million in fiscal 2021. As of December 31, 2023, our accumulated deficit was $144.9 million. We expect our losses to continue for the foreseeable future. If the Business Combination is not completed, and we do not pursue an alternative strategic option or liquidation, we expect that we will need to raise and spend substantial amounts in order to complete the clinical development, regulatory approval and commercialization of C-Scan or any new products and technology. We may seek additional funding through equity offerings, debt financings, collaborations, licensing arrangements or any other means to conduct clinical trials and develop, manufacture and market C-Scan or for our general corporate purposes. If adequate additional financing on acceptable terms is not available, our ability to continue to support our business growth and to respond to business challenges could be significantly limited and we may have to cease operations. To provide for liquidity, we may issue additional equity securities of the Company, which may dilute ownership of existing shareholders. Any debt financing secured by the Company in the future could involve additional restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities.

Risks Related to Our Financial Position

We have a history of losses, may incur future losses and require additional funding in order to complete the development of our products and technology. If additional capital is not available and we cease the development of our products and technology or are obligated to relinquish rights to our intellectual property, we may not ever achieve profitability and be forced to liquidate.

We are a clinical and development-stage medical diagnostics company with a limited operating history and our operations have consumed substantial amounts of cash. We have incurred net losses in each fiscal year since we commenced operations in 2009. We incurred net losses of $17.6 million in 2023 and $19.1 million in 2022. As of December 31, 2023, our accumulated deficit was $144.9 million. On March 21, 2023, we announced that following our internal assessment of the clinical data collected from the calibration studies until such date, we determined that the most recent efficacy results from our calibration studies did not meet the goal to proceed to the powered portion of the U.S. pivotal study and, as such, the initiation of the second part of the U.S. pivotal study that was expected in mid-2023 was also postponed.  On June 6, 2023, we announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, we were reducing our workforce significantly to reduce cash burn, concentrating our resources on essential research activities, discontinuing our calibration studies, and evaluating and pursuing strategic options. As a result of our evaluation and pursuit of strategic options, on March 25, 2024, we entered into a business combination agreement with Nobul.

We expect that we will need substantial amounts of cash resources in order to complete the development of the products and technology derived from our intellectual property so that we can find new or alternative ways to redeploy them into other existing or new products and technologies. We intend to use our limited cash resources to support these efforts, including through the Business Combination. See Item 5B “Operating and Financial Review and Prospects - Liquidity and Capital Resources - Sources of Liquidity.”

Moreover, we may seek additional funding through equity offerings, debt financings, collaborations, licensing arrangements or any other means. If we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest and the newly issued securities may have rights senior to those of the holders of our ordinary shares. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline. Alternatively, if we raise funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants, may require us to grant a lender a security interest in our assets or may include other restrictions on our business that could impair our operational flexibility, and could also result in high interest expense. If we raise additional funds through collaborations, licensing arrangements or other structured financing transactions, we may relinquish rights to certain of our technologies or products, grant security interests in our assets or grant licenses to third parties on terms that are unfavorable to us.

Securing additional financing may divert our management’s attention from its day-to-day activities, which may adversely further delay and affect our ability to complete the development of our products and technology and such additional financing may not be available to us on a timely basis or on terms acceptable to us, or at all. Accordingly, the extent of our future operating losses, the timing or even the potential of becoming profitable are highly uncertain, and we may never achieve or sustain profitability. Any of these factors could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Business

Although we received FDA approval of our IDE (including our IDE amended application) for our U.S. pivotal study, the most recent efficacy results from our studies did not meet the goal to proceed to the powered portion of the U.S. pivotal study, as such we cannot provide any assurance that we will ever be able to redesign such study or redeploy our technology into other potentially viable products.

We received FDA approval of our IDE and our IDE amended application for our planned U.S. pivotal study. While we initiated the first part of the U.S. pivotal study in May 2022, the initiation of the powered portion of the U.S. pivotal study was dependent upon successful completion of the calibration portion of the U.S. pivotal study. On March 21, 2023, we announced that following our internal assessment of the clinical data collected from the calibration studies until such date, we determined that the most recent efficacy results from our calibration studies did not meet the goal to proceed to the powered portion of the U.S. pivotal study and, as such, the initiation of the second part of the U.S. pivotal study that was expected in mid-2023 was also postponed.  On June 6, 2023, we announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, we were reducing our workforce significantly to reduce cash burn, concentrating our resources on essential research activities, discontinuing our calibration studies, and evaluating and pursuing strategic options. As a result of our evaluation and pursuit of strategic options, on March 25, 2024, we entered into a business combination agreement with Nobul. In light of such developments, we cannot provide any timeline or assurance of when, if ever, or whether we will be able to compile an IDE supplement for submission to the FDA. There can be no assurance that the FDA would approve any such an IDE supplement or that we will be ever able to commence or complete the powered portion of the U.S. pivotal study. Furthermore, even if we were able to redesign the study and submit such IDE supplement, the FDA or other regulatory authority may require us to complete additional studies or satisfy other FDA or other regulatory requests, which would further delay any further U.S. pivotal studies.

Moreover, since our announcements in March and June 2023, we have engaged in business combination discussions for the acquisition of our products and technology and entered into agreements with Keystone Dental Holdings, Inc., a Delaware corporation (“Keystone”), and Nobul. For example, on August 16, 2023, we entered into a business combination agreement (the “Keystone BCA”) with Keystone, Capstone Dental PubCo, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Keystone (“PubCo”) and other direct, wholly owned subsidiaries of PubCo. However, the Keystone BCA was not approved by the requisite majority required for approval, under Section 320 of the Israeli Companies Law 5759-1999 and, as such, the Keystone BCA was terminated on December 24, 2023 upon notice from Keystone terminating the Keystone BCA in light of the results. More recently, on March 25, 2024, we entered into the Nobul BCA, pursuant to which a wholly owned subsidiary of Nobul, to be formed under the laws of Israel, will merge with and into us, with Check-Cap surviving as a direct, private, and wholly owned subsidiary of Nobul. See “Risk Factors - Risks Related to Nobul and the Business Combination.”

As a result of the foregoing, our ability to redesign our U.S. studies, complete the development of our products and technology for the redeployment into other potentially viable products is inherently uncertain, and may take significant time to complete, if any such options are ever completed at all.

Clinical failure can occur at any stage of clinical development and we may not succeed in completing the development of our product. Any product we advance through clinical trials may require further clinical validation and may not have favorable results in later clinical trials or receive regulatory approval.

Clinical failure can occur at any stage of clinical development and we may not succeed in completing the development of our product. To date, we have performed clinical studies with iterative versions of both scanning and non-scanning capsules, in conjunction with iterative versions of the C-Scan Track, C-Scan View application. The C-Scan system utilizes ultra-low-dose X- rays to scan the inner lining of the colon for precancerous polyps, and other structural abnormalities. In addition, our clinical trials to date were conducted under differing protocols, while using specific inclusion criteria and enrolling both average risk and high-risk patients (e.g., “enriched population”). Therefore, our ability to identify potential problems and/or inefficiencies concerning current and future versions of C-Scan in advance of its use in general and expanded groups of average risk patients has been limited and we cannot assure you that the actual clinical performance will be satisfactory to support proposed indications, obtain regulatory approvals and gain clinical acceptance and adoption, or that its use will not result in unanticipated complications. Although we continuously collect additional clinical data to improve reliability of our products and technology, we cannot provide any assurance that such studies will yield favorable results. For example, we conducted a study in Israel for which we initially enrolled both average risk and high-risk patients and subsequently shifted to enrollment of only average risk patients commencing in May 2022. The purpose of the additional study was to improve calibration of the C-Scan system, in parallel to conducting the first stage of the U.S. pivotal study that was initiated in May 2022. As part of the approved amended IDE, we designed the U.S. pivotal study to include two stages: the first stage, aimed to support our C-Scan calibration among the average risk population, which is intended to include up to 200 patients in the U.S.; and the second stage, which was intended to include up to 800 subjects (400 in the U.S. and 400 in Israel), aimed to compare the performance of C-Scan to traditional colonoscopy through a statistically powered and randomized study. The initiation of the powered portion of the U.S. pivotal study was dependent upon successful completion of the calibration portion of the U.S. pivotal study. Because we determined that the efficacy results from our calibration studies did not meet the goal to proceed to the powered portion of the U.S. pivotal study and discontinued further studies, we reduced our workforce to preserve and concentrate our resources on essential research activities and evaluated and pursued strategic options.

Furthermore, results from laboratory, non-clinical and completed clinical studies, as well as results from any ongoing clinical trials may not always be indicative of final clinical results. As such, any product we advance through clinical trials may require further clinical validation and may not have favorable results in later clinical trials or receive regulatory approval. In addition, the results of clinical trials are subject to human analyses and interpretation of the data accumulated, which could be affected by various errors due to, among others, lack of sufficient clinical experience with C-Scan, assumptions used in the statistical analysis of results, interpretation errors in the analysis of the clinical trials results, including the reconstructed images by C-Scan, or due to uncertainty in the actual efficacy of C-Scan in its current clinical stage. Therefore, the safety and efficacy of C-Scan and the clinical results to date will require further independent professional validation and require further clinical study. If C-Scan does not function as expected over time, we may not be able to develop C-Scan at the rate or to the stage we desire, we could be subject to liability claims, our reputation may be harmed, C-Scan may not achieve regulatory clearances, and C-Scan may not be widely adopted by healthcare providers and patients.

We may face a number of challenges with respect to our commercialization efforts and may not succeed in the commercialization of our product, obtain required regulatory approvals or manufacture commercial quantities of C-Scan at an acceptable cost to enable us to generate significant revenues.

Since commencing our operations, we focused on the research and development and limited clinical trials of C-Scan and then reduced investment in research and development activities in anticipation of the initiation of our strategic development plan. Although we received a CE-certificate from our notified body (DEKRA – 0344 or Notified Body) according to the EU Regulation 2017/745 on Medical Devices for the marketing and sale of C-Scan in the European Union, valid until December 1, 2026, we were unable to commence marketing and sales in the European Union and, to extent we are able to redesign any study protocols or C-Scan, additional or new regulatory approval in Member States of the European Union, for instance from the German Federal Office for Radiation Protection (Bundesamt für Strahlenschutz, BfS) may be required before we are able to launch any such redesigned studies or deploy redesigned products or technology. Furthermore, we may require additional regulatory certifications, registrations and/or approvals from regulatory authorities in European jurisdictions outside the European Union, including with the UK Medicines and Healthcare Products Regulatory Agency and the Swiss National Cooperative for the Disposal of Radioactive Waste (Nagra). In Israel, we received approval from the Medical Devices and Accessories Division of the Israeli Ministry of Health, or AMAR, for the marketing and sale of C-Scan in Israel, which is valid until December 31, 2024. We have not received approvals in other jurisdictions, including the United States, and there can be no assurance that we will be able to receive regulatory approvals to commence marketing and sales for C-Scan in the foreseeable future or ever. Our ability to generate revenues and achieve profitability depends on our ability to successfully complete the development of our C-Scan product, demonstrate sufficient clinical evidence, obtain required regulatory approvals and commercial licenses, and manufacture commercial quantities of C-Scan at an acceptable cost to enable us to generate significant revenues.

The future success of our business cannot be determined at this time, and, in light of recent developments, we do not anticipate generating any revenues from product sales for the foreseeable future. In addition, we have no experience in commercializing C-Scan, so even if we are able to redesign such clinical studies, we may face a number of challenges with respect to our commercialization efforts, including, among others, that:

●	we may not have adequate financial or other resources to complete the development of our product, demonstrate adequate clinical results, attain required regulatory approvals and licensures, obtain adequate manufacturing and capacity and begin the commercialization efforts for C-Scan;

●	we may fail to obtain or maintain required regulatory approvals and licensures for C-Scan in our target markets or may face adverse regulatory or legal actions relating to our system even if regulatory approval is obtained;

●	we may not demonstrate adequate clinical safety and clinical effectiveness results from our current or future versions of C-Scan, to support regulatory body approval or market acceptance and adoption;

●	we may face ongoing limitations imposed by the Nuclear Regulatory Commission, or NRC, or other nuclear regulatory commissions in jurisdictions in which we intend to commercialize C-Scan in relation to the disposal of our C-Scan Cap in the sanitary system, such as requiring patients to retrieve our C-Scan Cap after use, which could impact engagement with clinical sites and enrollment pace in our clinical studies and make C-Scan less attractive;

●	we may not be able to maintain an adequate supply chain due to reliance on single or sole suppliers for critical components and scale up the manufacture of C-Scan to commercial quantities at an adequate quality or at an acceptable cost;

●	we may not be able to establish adequate sales, marketing and distribution channels;

●	healthcare professionals and patients may not accept C-Scan;

●	we may not be aware of possible complications from the continued use of C-Scan because we have limited clinical experience with respect to the actual use of C-Scan;

●	other technological breakthroughs in colorectal cancer, or CRC, screening, treatment and prevention may reduce the demand for C-Scan;

●	changes in the market for CRC screening, new alliances between existing market participants and the entrance of new market participants may interfere with our market penetration efforts;

●	government and private third-party payors may not agree to provide coding, coverage and payment adequate to reimburse healthcare providers and patients for any or all of the purchase price in conjunction with clinical effectiveness of C-Scan, which may adversely affect healthcare providers’ and patients’ willingness to purchase C-Scan;

●	uncertainty as to market demand may result in inefficient pricing of C-Scan; and

●	we may not be able to adequately protect our intellectual property or may face third-party claims of intellectual property infringement.

If we are unable to meet any one or more of these challenges successfully, our ability to complete the development of and effectively commercialize C-Scan could be limited, which in turn could have a material adverse effect on our business, financial condition and results of operations.

We have limited manufacturing experience and capabilities and if we are unable to scale up our manufacturing operations to develop our products, our growth could be limited and our business, financial condition and results of operations could be materially adversely affected.

We currently have limited resources, facilities and experience in manufacturing. Following the determination to discontinue our clinical studies and conserve our resources, on September 8, 2023, we terminated our sub-lease agreement and service agreement with the sole supplier of the X-ray source used in C-Scan pursuant to which we leased approximately 70 square meters of laboratory production space at the supplier premises and independently produced the X-ray source using our own production employees. See “Information on Our Company – Business – Manufacturing and Suppliers.”

We have in the past, and we may in the future, continue to face technical challenges to obtain, increase or adjust manufacturing capacity, including, among others, equipment design and automation, material procurement and lower than expected yields and increased scrap costs, as well as challenges related to maintaining quality control and assurance standards, manufacturing commercial quantities of products at an acceptable cost and logistics associated with the handling of radioactive materials, such as was the case in our C-Scan Cap, which have resulted in and could result in delays in our clinical trial and commercialization plans and lost revenue. We may be unable to establish or maintain reliable, high-volume manufacturing capacity. Even if we can establish and maintain this capacity, the cost of doing so may increase the cost of our products and reduce our ability to compete successfully. If we are unable to scale up our manufacturing capabilities to meet market demand, or to achieve adequate product cost, our growth could be limited and our business, financial condition and results of operations could be materially adversely affected.

In addition, we received and may receive in the future grants from the Government of the State of Israel through the Innovation Authority of the Ministry of Economy and Industry (the “IIA”) for the financing of a portion of our research and development expenditures and to support the funding of our transition from research and development to manufacturing, pursuant to the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law 5744-1984), or the Innovation Law. The terms of the IIA grants subject us to certain restrictions relating to (among other things) the transfer of the manufacturing of IIA-funded products outside Israel. See “Risk Factors - Risks Related to Our Operations in Israel - Pursuant to the terms of the Israeli government grants we received for research and development expenditures, we are obligated to pay certain royalties on our revenues to the Israeli government. In addition, the terms of Israeli government grants we received require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events.” Such restrictions may impair our ability to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel.

Our reliance on sole or single source suppliers could harm our ability to conduct clinical trials and meet demand for our product in a timely manner or within budget.

We have historically depended on sole or single source suppliers for some of the components and materials necessary for the production of C-Scan. If we are required to change the supplier of any of these key components, there may be a significant delay in locating a suitable alternative manufacturer. In addition, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with FDA and other applicable quality standards and with all applicable regulations and guidelines. To the extent we ever are able to redesign the clinical studies for submission to the FDA or other regulatory authorities or redeploy our technology into other potentially viable products, we will be required to find new suppliers, which we may not be able to do in a timely manner. The delays associated with the introduction of a new manufacturer for certain key components or new suppliers for certain materials, could delay our ability to manufacture any redesigned products in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of any our products ceases operations or otherwise ceases to do business with us, we may not have access to the information necessary to enable an alternative supplier to manufacture the component. The occurrence of any of these events could harm our ability to complete the development of our products and meet demand in a timely manner or within budget.

The use of any of our C-Scan Cap, C-Scan Track, C-Scan View or any new products and technology could result in product liability or similar claims that could be expensive to defend, damage our reputation and harm our business.

Our business exposes us to an inherent risk of potential product liability or similar claims related to the manufacturing, marketing and sale of medical devices. The medical device industry has historically been litigious, and we face financial exposure to product liability or similar claims if the use of any of our C-Scan Cap, C-Scan Track or C-Scan View were to cause or contribute to injury or death, including, without limitation, harm to the body caused by the procedure or inaccurate diagnoses from the procedure that could affect treatment options. There is also the possibility that defects in the design or manufacture of any of these products or any new products and technology we redesign or redeploy might necessitate a product recall. Although we plan to maintain product liability insurance, the coverage limits of these policies may not be adequate to cover future claims. In the future, we may be unable to maintain product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide us with adequate coverage against potential liabilities. A product liability claim, regardless of merit or ultimate outcome, or any product recall could result in substantial costs to us, damage to our reputation, customer dissatisfaction and frustration, and a substantial diversion of management attention. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

We have historically depended on third parties to manage our clinical studies and trials, perform related data collection and analysis, and to enroll patients for our clinical trials, and, as a result, we may face costs and delays that are beyond our control.

We have historically relied on third parties, such as third-party clinical research organizations, or CROs, clinical investigators, clinical research coordinators, physicians and clinical sites, to manage our clinical trials and perform data collection and analysis, and to enroll patients for our clinical trials. Although we have and expect to continue to have contractual arrangements with these third parties, we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on such third parties does not relieve us of our regulatory responsibilities. If such third parties fail to comply with applicable regulatory requirements, the clinical data generated in our clinical trials may be deemed unreliable and regulatory authorities may require us to perform additional clinical trials before approving our marketing applications, which would delay the regulatory approval process. Furthermore, we may not be able to control the amount and timing of resources that these parties devote to our studies and trials or the quality of these resources. In addition, our engagement with clinical centers for conducting our clinical trial in the U.S depends upon site-specific licensing and regulatory requirements associated with the X-ray technology within our C-Scan capsules related to nuclear regulatory compliance.

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

Our headquarters and substantially all of our operations and employees are presently located in Israel, but we currently expect to market our products mainly in the United States, Europe, Israel and Japan. Accordingly, we are subject to risks associated with international operations, and our international sales and operations will require significant management attention and financial resources. In addition, our international sales and operations will subject us to risks inherent in international business activities, many of which are beyond our control and include, among others:

●	foreign certification, registration and other regulatory requirements;

●	customs clearance and shipping delays;

●	import and export controls;

●	trade restrictions;

●	multiple and possibly overlapping tax structures;

●	difficulty forecasting the results of our international operations and managing our inventory due to our reliance on third-party distributors;

●	differing laws and regulations, business and clinical practices, licensures, government and private third-party payor reimbursement policies and patient preferences;

●	differing standards of intellectual property protection among countries;

●	difficulties in staffing and managing our international operations;

●	difficulties in penetrating markets in which our competitors’ products are more established and achieving a competitive sale price for our product;

●	currency exchange rate fluctuations and foreign currency exchange controls and tax rates; and

●	political and economic instability, war or acts of terrorism or natural disasters, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the COVID-19 pandemic).

If we are unable to manage our international operations effectively, our business, financial condition and results of operations could be materially adversely affected.

We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize our products and technology.

A part of our strategy is to evaluate and, as deemed appropriate, enter into partnerships in the future when strategically attractive, including potentially with major medical device companies. We face significant competition in seeking appropriate partners for our products and technology, and the negotiation process is time-consuming and complex. Potential partners must view our products and technologyas economically valuable in markets they determine to be attractive in light of the terms that we are seeking and other available products for licensing by other companies. Even if we are successful in our efforts to establish strategic partnerships, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such strategic partnerships if, for example, development or approval of a product is delayed or sales of an approved product are disappointing. Any delay in entering into strategic partnership agreements for our products and technology could delay the development and commercialization of any product candidates and reduce their competitiveness even if they reach the market.

In addition, our strategic partners may breach any future agreement with us, and we may not be able to adequately protect our rights under these agreements. Furthermore, our strategic partners will likely negotiate for certain rights to control decisions regarding the development and commercialization of our products and technology, and may not conduct those activities in the same manner as we would do so.

If we fail to establish and maintain strategic partnerships, we will bear all the risks and costs related to the development and commercialization of our products and technology, and we will need to seek additional significant financing, hire additional employees and otherwise develop expertise which we do not have and for which we have not budgeted.

A security breach or disruption or failure of our computer or communications systems could adversely affect us.

Despite the implementation of security measures, our internal computer systems, and those of our CROs and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, cyber-attacks, natural disasters, fire, terrorism, war, and telecommunication and electrical failures. If such an event were to occur and interrupt our operations, it could result in a material disruption to our business. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, loss of trade secrets or inappropriate disclosure of confidential or proprietary information, including protected health information or personal data of clinical trial participants or employees or former employees, access to our clinical data, or disruption of the manufacturing process, we could incur liability and the further development of our products and technology could be delayed. We may also be vulnerable to cyber-attacks by hackers or other malfeasance. This type of breach of our cybersecurity may compromise our confidential information and/or our financial information and adversely affect our business or result in legal proceedings. Further, these cybersecurity breaches may inflict reputational harm upon us that may result in decreased market value and erode public trust.

We or the third parties upon whom we depend may be adversely affected by natural disasters and/or health epidemics or pandemics and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters could severely disrupt our operations and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our office, manufacturing and/or lab spaces, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, subcontractors, suppliers, CROs, clinical sites, clinical investigators, clinical coordinators, third parties ongoing activities and schedules or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our plans and business for a substantial period of time (see “Risk Factors - Risks Related to Our Operations in Israel - Our principal offices, research and development facilities our manufacturing sites and some of our suppliers are located in Israel and, therefore, our business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel.”)

We experienced disruptions to our operations as a result of the COVID-19 pandemic, including disruptions to our clinical studies. Any future spread of global pandemics or the reinstatement of restrictions or other actions that may be required to contain such pandemics or treat its impact could materially adversely impact our operations and workforce, including our research and clinical trials and our ability to continue to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay our development plans, and could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have a material adverse impact on our business, financial condition and results of operations.

The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business.

Shareholder activism could result in potential operational disruption, divert our resources and management’s attention and have an adverse effect on our business.

Shareholder activism, which may arise in various forms and situations, could divert management’s attention from its current strategies, require us to incur substantial legal, consulting, and public relations fees, and could result in potential operational disruption. For example, on September 29, 2023, Symetryx Corporation, a self-described family office based in Toronto, Canada (“Symetryx”) delivered a letter to Check-Cap in which it demanded that Check-Cap convene an extraordinary general meeting of shareholders, the purpose of which would be to dismiss all five then current members of the Check-Cap Board and to appoint five director nominees as proposed by Symetryx. It then filed with the Haifa District Court (Economic Department) a claim against Check-Cap and its directors, to instruct Check-Cap to comply with the resolutions that shall be adopted at the extraordinary general meeting convened by Symetryx. On November 12, 2023, Check-Cap and Symetryx reached a settlement under which Symetryx cancelled the extraordinary shareholders meeting that it purported to self-convene and Check-Cap converted the extraordinary shareholder meeting Symetryx convened to an annual general meeting of shareholders held on December 18, 2023, where the five director nominees proposed by the shareholder were elected to the Board of the Company.

Perceived uncertainties as to our future direction and control arising from shareholder activism may result in the loss of potential business opportunities and may make it more difficult to attract and retain qualified employees, any of which could adversely affect our business and operating results.

Risks Related to Regulations

If we or our future manufacturers or distributors do not obtain and maintain the necessary regulatory clearances or approvals, or equivalent third country approvals in a specific country or region, we or our future distributors will not be able to market and sell C-Scan or future products in that country or region.

To be able to market and sell C-Scan or any future products in a specific country or region, we and/or our distributors must comply with the regulations of that country or region. These regulations, and the time required for regulatory review, vary from country to country. Obtaining regulatory approvals is expensive and time-consuming, and we cannot be certain that we or our distributors will receive regulatory approvals required for C-Scan or any future products in each country or region in which we plan to market such products. With regard to obtaining the CE-certification, we have engaged with Dekra Certification as our Notified Body. If we modify C-Scan or any future products, we or our distributors may need to apply for new regulatory approvals or our Notified Body may need to review the planned changes before we are permitted to sell the respective products. We may not meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or if permitted, our distributors are unable to maintain our authorizations or CE Certificates in a particular country or region, we will no longer be able to sell C-Scan and/or any potential future products in that country or region, and our ability to generate revenues will be materially and adversely affected.

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

The results of any future clinical trials may not support our product candidate requirements or intended use claims or may result in the discovery of adverse side effects.

Even if future clinical trials are completed, we cannot be certain that their results will support our product requirements or intended use claims, which could inhibit our marketing strategies, or that the FDA, foreign authorities or our Notified Body will agree with our conclusions regarding them. Success in non-clinical studies and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that clinical trials will replicate the results of prior trials. The clinical trial process may fail to demonstrate that C- Scan, or any future products, are safe and effective for the desired or proposed indicated uses, which could cause us to abandon a product and may delay development of others. Any delay or termination of our clinical trials will delay the filing of our product submissions and, ultimately, our ability to commercialize C-Scan, or any future products, and generate revenues. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate’s profile.

Even if C-Scan or future products are cleared or approved by regulatory authorities or after obtaining CE Certificates from our Notified Body, modifications to C-Scan or future products may require new regulatory clearances or approvals, new CE Certificates, or may require us to recall or cease marketing it until the necessary clearances, approvals or CE Certificates are obtained.

Once cleared, approved or marketed, modifications to C-Scan or future products may require new regulatory approvals, clearances, including CE Certificates from our Notified Body, 510(k) clearances or PMAs, or require us to recall or cease marketing the modified devices until these clearances or approvals are obtained. Obtaining clearances and approvals, or new or amended CE Certificates for device modifications can be a time-consuming process, and delays in obtaining required future clearances, approvals, or CE Certificates could adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn could harm our future growth.

Even if C-Scan and future products are cleared or approved by regulatory authorities or after obtaining CE Certificates from our Notified Body, if we or our suppliers fail to comply with ongoing FDA or other foreign regulatory authority requirements, or if we experience unanticipated problems with our products, our products could be subject to restrictions or withdrawal from the market.

The manufacturing processes, reporting requirements, post-approval clinical data and promotional activities associated with any product for which we obtain clearance, approval or CE Certificates, or equivalent third country approval will be subject to continuous regulatory review, oversight and periodic inspections by the FDA other domestic and foreign regulatory authorities and our Notified Body. If any adverse actions relating to the foregoing were to occur, our reputation would be harmed, our product sales and profitability would suffer and we may not be able to generate revenue. Furthermore, our key suppliers may not currently be or may not continue to be in compliance with all applicable regulatory requirements which could result in our failure to produce our products on a timely basis and in the required quantities, if at all. Even if regulatory clearance or approval of a product is granted, or after obtaining CE Certificates, such clearance or approval, or CE Certificates may be subject to limitations on the intended uses for which the product may be marketed and reduce our potential to successfully commercialize the product and generate revenue from the product.

Our failure to comply with radiation safety or radio frequency regulations in a specific country or region could impair our ability to conduct our clinical trials, or commercially distribute and market C-Scan or any similar product in that country or region.

C-Scan includes a small X-ray source and wireless radio frequency transmitter and receiver, and is therefore subject to equipment authorization requirements in a number of countries and regions. In the United States, the EU and Japan, authorities often require advance clearance of all radiation and radio frequency devices before they can be sold or marketed in these jurisdictions, subject to limited exceptions. Competent authorities for such additional approval requirements include the Swiss National Cooperative for the Disposal of Radioactive Waste (Nagra) and the German Federal Office for Radiation Protection (Bundesamt für Strahlenschutz, BfS). Modifications to the approved C-Scan version design and specifications may require new or further regulatory clearances or approvals before we are permitted to market and sell a modified C-Scan version. If we are unable to obtain any required clearances or approvals from the authorities responsible for the radiation as well as the radio frequency regulations in these and other jurisdictions, the sale or use of C-Scan or any similar product could be prevented in these countries. Any such action could negatively affect our business, financial condition and results of operations.

Our products may in the future be subject to product recalls that could harm our reputation, business and financial results.

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

We expect that we will be required to conduct post-market testing and surveillance to monitor the safety or effectiveness of our products, which is costly, and we must comply with medical device reporting requirements, including the reporting of adverse events and malfunctions related to our products.

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

Accordingly, later discovery of previously unknown problems with our products, including unanticipated adverse side effects or adverse side effects of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as the Quality System Regulations, may result in changes to labeling, restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any medical device we manufacture or distribute, fines, suspension or withdrawal of regulatory approvals or CE Certificates, product seizures, injunctions or the imposition of civil or criminal penalties. If any such adverse event results in legal action taken against us, it will require us to devote sufficient time and capital to the matter, distract management from operating our business, and may harm our reputation. Any such occurrence would adversely affect our business, financial condition and operating results and prospects.

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

Our failure to comply with the necessary regulatory approval regarding the use of radioactive materials could significantly impair our ability to develop, manufacture and/or sell C-Scan or similar products.

The manufacture of C-Scan requires the use and storage of radioactive materials. In order to use such materials in the development and manufacture of C-Scan in Israel, we are required to obtain a permit from the Israeli Commissioner for Environmental Radiation, or the Commissioner, pursuant to the Israeli Pharmaceutical Regulations (Radioactive Elements and By-Products), 5740-1980. Should we fail to comply with the conditions of our currently existing permit, the Commissioner would have authority to cancel our permit. Should the Commissioner determine that our activities or facilities, or the activities or facilities adjacent to our premises, constitute a danger to the health and well-being of a person, the public or the environment, the cancellation or suspension of our permit could be immediate and without prior notice. Furthermore, we cannot guarantee the annual renewal of our permit and/or annual renewal subject to identical conditions, as the approval of an annual application and the conditions thereof are at the discretion of the Commissioner. Similar requirements and regulations may apply to the manufacture of C-Scan or similar products in other countries. Cancellation of or failure to renew our permit could have materially adverse consequences on our ability to manufacture and sell our products and therefore on our ability to continue our business and operations.

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

In addition, new sustainability rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. For example, the SEC adopted new rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and Board of Directors.

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

Our success and ability to compete depends in large part upon our ability to protect our intellectual property. Although we have patents issued in Israel, Europe, United States, Japan, China, India, Hong Kong, Canada, South Korea, Brazil and Australia, we continue to file and prosecute in many of the same countries and additional countries. We face several risks and uncertainties in connection with our intellectual property rights, including, among others:

●	pending and future patent applications may not result in the issuance of patents or, if issued, may not be issued in a form that will be advantageous to us;

●	our issued patents may be challenged, invalidated or legally circumvented by third parties;

●	our patents may not be upheld as valid and enforceable or prevent the development of competitive products;

●	the eligibility of certain inventions related to diagnostic medicine, more specifically diagnostic methods and processes, for patent protection in the United States has been limited recently which may affect our ability to enforce our issued patents in the United States or may make it difficult to obtain broad patent protection going forward in the United States;

●	the eligibility to protect methods for treating humans, which is available in the US, is generally not available in other countries, for example in Europe;

●	for a variety of reasons, we may decide not to file for patent protection on various improvements or additional features; and

●	intellectual property protection and/or enforcement may be unavailable or limited in some countries where laws or law enforcement practices may not protect our proprietary rights to the same extent as the laws of the United States, the European Union, Canada or Israel.

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

Because the medical device industry is litigious, we are susceptible to intellectual property suits that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling C-Scan or any similar products we may develop.

There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Searches typically performed to identify potentially infringed patents of third parties are often not conclusive and because patent applications can take many years to issue, there may be applications now pending, which may later result in issued patents which our current or future products may infringe. In addition, our competitors or other parties may assert that C-Scan or any similar products we may develop and the methods they employ may be covered by patents held by them. If C-Scan, any similar products we may develop or any of their components infringes a valid patent, we could be prevented from manufacturing or selling it unless we can obtain a license or redesign the product to avoid infringement. Third parties may currently have, or may eventually be issued, patents on which our current or future products or technologies may infringe.

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

In addition to patents, we rely on confidentiality, non-compete, non-disclosure and assignment of inventions provisions, as appropriate, with our employees, consultants, subcontractors, suppliers and clinical investigators to protect and otherwise seek to control access to, and distribution of, our proprietary information. These measures may not be adequate to protect our intellectual property from unauthorized disclosure, third-party infringement or misappropriation, for the following reasons:

●	the agreements may be breached, may not provide the scope of protection we believe they provide or may be determined to be unenforceable, in part or in whole;

●	we may have inadequate remedies for any breach;

●	proprietary information could be disclosed to our competitors; or

●	others may independently develop substantially equivalent or superior proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technologies.

If, for any of the above reasons, our intellectual property is disclosed or misappropriated, it could harm our ability to protect our rights and could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, although our employees and consultants have agreed to assign to us all rights to any intellectual property created in the scope of their employment or engagement with us and most of our current employees and consultants, have agreed to waive their economic rights with respect to our intellectual property, we cannot assure you that such claims will not be brought against us by current or former employees or consultants, despite their contractual representations and obligations toward us, or by any of the medical and/or governmental institutions that employ or engage such consultants, claiming alleged rights to our intellectual property or demanding remuneration in consideration for assigned intellectual property rights, which could result in litigation and adversely affect our business, financial condition and results of operations. See “Risk Factors - Risks Related to Our Operations in Israel - We may become subject to claims for payment of compensation for assigned service inventions by our current or former employees, which could result in litigation and adversely affect our business.”

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

We historically have entered into non-compete agreements that prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors for a limited period of time following termination of employment. In many jurisdictions, courts are increasingly refusing to enforce restrictions on competition by former employees or have interpreted them narrowly. For example, in Israel, where currently all of our employees reside, courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, an Israeli court may refuse to enforce our non-compete restrictions or reduce the contemplated period of non- competition such that we may be unable to prevent our competitors from benefiting from the expertise of our former employees. A growing number of states in the U.S. have refused to enforce non-compete provisions in employment contracts and the federal government has recently done the same. While employees may compete against us, they cannot use our trade secrets and other confidential information. If that were to occur, we would have to prove such activities. Intellectual property litigation is expensive, diverts management time and the results are uncertain.

Risks Related to Our Operations in Israel

Our principal offices, research and development facilities, our manufacturing sites and some of our suppliers are located in Israel and, therefore, our business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel.

Our principal offices are located in Israel. In addition, all of our employees are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. On October 7, 2023, terrorists from Hamas and other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets, including widespread killings and kidnappings. They also launched extensive rocket attacks on the Israeli civilian population. Shortly following the attack, Israel declared war against Hamas. Furthermore, following Hamas’ attack on Israel and Israel’s security cabinet declaration of war against Hamas, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be in route towards Israel or to be partly owned by Israeli businessmen. There has also been increased fighting along Israel’s northern border with Lebanon. The south of Lebanon is occupied by Hezbollah, a paramilitary organization backed by Iran. Recently, Iran has directly joined the hostilities against Israel by firing hundreds of drones, ballistic missiles and guided missiles to Israel causing further uncertainty in the region.

To date, none of our facilities or infrastructure, including our technology platform and IT system, have been damaged nor have our supply chains been significantly impacted since the war broke out. However, a prolonged war could adversely impact our supply chain and our ability to ship products from Israel, which could disrupt our operations.  Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism and the war and terrorism insurance we maintain may not be adequate to cover any losses we may incur associated with armed conflicts and terrorist attacks. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

In the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business. Parties with whom we may do business could decline to travel to Israel during periods of heightened unrest or tension. In addition, the political and security situation in Israel may result in parties with whom we may have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. In addition, any hostilities involving Israel could have a material adverse effect on our facilities including our corporate office or on the facilities of our local suppliers, in which event all or a portion of our inventory may be damaged, and our ability to deliver products to customers could be materially adversely affected.

In addition, our operations could also be disrupted by the obligations of personnel to perform military service. All our employees and independent contractors are based in Israel. Some of our personnel in Israel may be obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the army. Our operations could be disrupted by the absence of one or more of our executive officers or key employees for a significant period due to military service and any significant disruption in our operations could harm our business. The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

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

Our research and development efforts have been financed, in part, through funding from the IIA and the BIRD Foundation. We have received grants from the Government of the State of Israel through the IIA (formerly the OCS) for the financing of a portion of (i) our research and development expenditures and (ii) a portion of the development of our manufacturing line, pursuant to the Innovation Law and related regulations and guidelines. As of December 31, 2023, we had received funding from the IIA and the BIRD Foundation in the total amount of approximately $5.6 million and $0.11 million, respectively. As of December 31, 2023, we had not paid any royalties to the IIA and had a contingent obligation to the IIA with respect to such funding in the amount of approximately $6.2 million. In addition, in January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing. The final IIA grant amounted to $620,000 (NIS 2.25 million) (along with a co-investment by us of the same amount), which we are not required to repay to the IIA, subject to the terms and conditions set forth in the grant approval, of which we received approximately $225,000 (NIS 816,075) in February 2023, $82,000 (NIS 297,414) in January 2022 and $349,000 (NIS 1,265,823) in 2021. We may apply for additional IIA grants in the future; however, there is no assurance that such applications will be approved in the amount requested or at all. Furthermore, the funds available for IIA grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future. We cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

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

Over the years, we received approval of grant applications that included a certain predetermined percentage of manufacturing to be performed outside of Israel of the X-ray source but additional examination of these approvals and consequent manufacturing is required to determine liabilities to the IIA, if any. IIA prior approval is also required for the transfer of IIA-funded know-how to a third party outside of Israel (including by way of license), which we may not receive (and any such approval would typically be subject to payment of a redemption fee, calculated according to a formula under the Innovation Law, which may be in the amount of up to six times the amount of the grants received less paid royalties, if any, and depreciation, but no less than the total grants received), plus accrued interest. Even following the full repayment of any IIA grants, we must nevertheless continue to comply with the requirements of the Innovation Law and related regulations and guidelines. The foregoing restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

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

We may be unable to maintain compliance with the Nasdaq’s continued listing requirements, which could result in the delisting of our ordinary shares from the Nasdaq Capital Market.

Nasdaq has established certain standards for the continued listing of a security on the Nasdaq Capital Market. The standards for continued listing include, inter alia, that the minimum bid price for the listed securities be at least $1.00 per share. Under these rules, a security is considered deficient if it fails to achieve at least a $1.00 closing bid price for a continuous period of 30 business days. We are currently in compliance with Nasdaq’s minimum bid price requirement. However, we cannot guarantee continued satisfaction of the Nasdaq listing requirements and other rules in the future.

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

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses, including personnel and facilities related expenses, are incurred in NIS. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or, if the NIS instead depreciates relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of depreciation of the NIS, or that the timing of such depreciation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar- denominated results of operations would be adversely affected. In 2023, the NIS depreciated by 3.07% relative to the U.S. dollar compared to a depreciation of 13.2% in year 2022 and an appreciation of 3.40% in year 2021. The rate of inflation in Israeli was 4.21% in 2023, compared to the inflation rate of 4.39% and 1.49% in 2022 and 2021, respectively. Although we do not expect such depreciation and inflation in 2023 to have a material adverse effect on our financial condition into the fiscal 2024, we cannot predict any future trends in the rate of inflation in Israel and whether the NIS will appreciate against the U.S. dollar or vice versa. In addition, we may incur operating expenses denominated in Euros, and therefore, our operating results may also be subject to fluctuations due to changes in the U.S. dollar/Euro exchange rate. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS, the Euro and other foreign currencies against the U.S. dollar. Although we engage in currency hedging arrangements from time to time, these measures may not adequately protect us from fluctuations in the exchange rates of the NIS, the Euro and other foreign currencies in relation to the U.S. dollar (and/or from inflation of such foreign currencies), and involve costs and risk of their own.

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

Our stock price has been subject to considerable fluctuation since our initial public offering in February 2015, with the closing price per share having varied from a low of $1.93 to a high of $1,411.22, and may be subject to fluctuation in the future. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their securities at or above the purchase price. The market price for our ordinary shares on the Nasdaq Capital Market may fluctuate as a result of a number of factors, some of which are beyond our control, including, among others:

●	we may not be able to complete the development of or redesign our products and technology, or redeploy our technology into other potentially viable products;

●	inability to obtain the approvals necessary to commence further clinical trials;

●	unsatisfactory results of clinical trials;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	any intellectual property infringement actions in which we may become involved;

●	announcements concerning our competitors or the medical device industry in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of, or involvement in, litigation;

●	any major changes in our Board of Directors or management;

●	legislation in the United States relating to the sale or pricing of medical device;

●	future substantial sales of our ordinary shares;

●	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares are covered by analysts;

●	the trading volume of our ordinary shares; or

●	natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the COVID-19 pandemic), boycotts, adoption or expansion of government trade restrictions, and other business restrictions.

In addition, the stock market in general, and Nasdaq Stock Market in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. Broad market and industry factors may negatively affect the market price of our ordinary shares, regardless of our actual operating performance. Further, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly. See “Risk Factors - Risks Related to Ownership of our Ordinary Shares - We may be unable to maintain compliance with the Nasdaq’s continued listing requirements, which could result in the delisting of our ordinary shares from the Nasdaq Capital Market.”

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

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine, armed conflict in Israel and Gaza, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. See “Risk Factors - Risks Related to Our Operations in Israel - Our principal offices, research and development facilities our manufacturing sites and some of our suppliers are located in Israel and, therefore, our business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel.” Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending could negatively affect our financial condition, results of operations or cash flows. In addition, the military conflict may affect the ability to purchase materials sourced in Russia. For example, one of our suppliers sources the enriched X-ray isotope substance used in C-Scan from Russia. To the extent we continue to use such component in any redesigned or future products, we could experience disruptions in our supply chain in the future if sanctions and export control restrictions on Russian entities and individuals are still imposed, and we may not be able to find alternative sources for such key material in a timely manner.

Increases in inflation raise our costs for commodities, labor, materials and services and other costs required to operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

In addition, adverse developments affecting the financial services industry, such as the closures of SVB and Signature Bank and their placement into receivership with the Federal Deposit Insurance Corporation, other actual events or concerns involving liquidity and defaults or non-performance by financial institutions or transactional counterparties, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

If Section 7874(b) were to apply to the Reorganization (and we were to be treated as a domestic corporation for U.S. federal income tax purposes), then, among other things, (i) we would be subject to U.S. federal income tax on our worldwide taxable income (if and when we have taxable income); (ii) certain payments (e.g., interest and dividends) that we make (or have made) to our foreign investors may be (or may have been) subject to U.S. withholding taxes; (iii) we may be subject to significant penalties for the failure to file certain tax returns and reports, including reports with respect to our foreign bank accounts; and (iv) the U.S. unitholders of Check-Cap LLC would not have been subject to U.S. federal income tax on royalties that are deemed to be paid to them under Section 367(d) of the Code as a result of the Reorganization. As discussed under Item 5B “Operating and Financial Review and Prospects - Liquidity and Capital Resources - Application of Critical Accounting Policies and Estimates - Royalties provision - Reimbursement liability to Check-Cap LLC unitholders,” as part of the Reorganization, we committed to reimburse the unitholders of Check-Cap LLC for any tax burdens that may be imposed on them due to the Reorganization, including royalties that are deemed to be paid to the U.S. unitholders under Section 367(d) of the Code.

Prospective investors are urged to consult their own advisors on these issues. The balance of this discussion, including the discussion under Item 10E “Additional Information - Taxation - U.S. Federal Income Taxation,” assumes that we will be and have been treated as a foreign corporation for U.S. federal income tax purposes.

We may be eligible for tax benefits from government programs, which require us to meet certain conditions, including regarding the location of our property, plant and equipment and manufacturing in Israel. We can provide no assurance that we would continue to be eligible for such benefits and/or that any such benefits will not be terminated in the future.

Our manufacturing facilities in Israel may qualify as a “Benefited Enterprise” under the Israeli Law for Encouragement of Capital Investments, 5719-1959, which would entitle us to receive certain tax benefits. In order to be eligible for such benefits, we would be required to meet certain conditions, including the making of a minimum capital investment in our productive assets and the carrying on of a required portion of our manufacturing in Israel. The amount of the benefit will be determined in accordance with various conditions, including the location of our property, plant and equipment and the location of certain of our sub-contractors. If we cease to meet the required conditions for eligibility, the tax benefits could be cancelled and we could be required to pay increased taxes or to refund the amounts of the benefits received with interest and penalties. We can provide no assurance as to the amount of future capital investment in our productive assets, our future manufacturing location and the future location of our property, plant and equipment and certain of our sub-contractors, and therefore, we cannot provide assurance that we will be eligible for such tax benefits or assurance as to the amount of such tax benefits. Even if we continue to meet the relevant requirements, the tax benefits that Benefited Enterprises receive may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we would be required to pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. See Item 10E “Additional Information-Taxation-Israeli Tax Considerations and Government Programs-Law for the Encouragement of Capital Investments, 5719-1959” for additional information concerning these tax benefits.

There is a risk that we may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a passive foreign investment company, or a PFIC, for any taxable year in which either (1) at least 75% of our gross income (including our pro rata share of the gross income of our 25% or more- owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our pro rata share of the assets of our 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in Item 10E “Additional Information-Taxation-U.S. Federal Income Taxation”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of our securities or the receipt of certain excess distributions from us and may be subject to additional reporting requirements. Based on the past and projected composition and classification of our income and assets, we believe that we were a PFIC for the taxable year ended December 31, 2023 and may be a PFIC for the taxable year ending December 31, 2024. Our actual PFIC status for our current taxable year or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our taxable year ending December 31, 2024 or any subsequent taxable year.

U.S. investors are urged to consult their own tax advisors regarding the possible application of the PFIC rules. For more information, see Item 10E “Additional Information-Taxation-U.S. Federal Income Taxation-U.S. Holders-Passive Foreign Investment Company Rules.”

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

On August 16, 2023, we entered into the Keystone BCA with Keystone, PubCo, Capstone Merger Sub Ltd., and Capstone Merger Sub Corp. At our 2023 annual general meeting of shareholders, such business combination transactions did not receive the requisite majority required for approval under Section 320 of the Israeli Companies Law 5759-1999. On December 24, 2023, we received a notice on behalf of Keystone, terminating the Keystone BCA in light of the results.

On March 25, 2024, we entered into the Nobul BCA. Pursuant to the Nobul BCA, (a) a wholly owned subsidiary of Nobul, to be formed under the laws of Israel, will merge with and into the Company, with Check-Cap surviving the Merger as a direct, wholly owned subsidiary of Nobul. Under the exchange ratio formula in the Nobul BCA, upon the closing of the transactions contemplated under the Nobul BCA, Check-Cap security holders are expected to own approximately 15% of Nobul while Nobul security holders are expected to own approximately 85% of Check-Cap, on a fully diluted basis and assuming that Check-Cap meets certain net cash targets. The ownership percentages may be subject to adjustments based on Check-Cap’s net cash at closing. See “Additional Information – Material Contracts.”

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

We use our website (http://www.check-cap.com) as a channel of distribution of company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this Annual Report. Our filings with the U.S. Securities and Exchange Commission (the “SEC”) are available to you on the SEC’s website at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding us that we have filed electronically with the SEC. The information on our website is not part of this annual report and is not incorporated by reference herein. Further, references to website URLs are intended to be inactive textual references only.

Principal Capital Expenditures

For a discussion of our capital expenditures, see Item 5 “Operating and Financial Review and Prospects-Liquidity and Capital Resources.”

B. Business

Overview of Our Company

We are a clinical stage medical diagnostics company aiming to redefine CRC screening through the introduction of C-Scan®, a screening test designed to detect polyps before they may transform into cancer to enable early intervention and cancer prevention.

The disruptive capsule-based screening technology aims to increase screening adherence worldwide and enable people to stay healthy. The system utilizes ultra-low-dose X- rays to scan the inner lining of the colon for precancerous polyps, and other structural abnormalities. CRC is the third most commonly diagnosed cancer, with more than 1.9 million new cases identified every year globally. Nearly 935,000 deaths occur annually worldwide as a result of CRC. While approximately 0.5% of the average-risk screening population presents with cancerous polyps in the colon and rectum at any given time, approximately 25% of the same population presents with benign polyps that could potentially turn into cancer over time. It can take up to 10 years before a pre-cancerous polyp develops into invasive cancer. As such, there is a crucial detection window for the prevention of colorectal cancer, through the detection of these benign polyps. While routine screening is recommended by The American Cancer Society for healthy people aged 45 years and older, screening adherence remains low. Currently, colonoscopy is the gold standard for the detection of colorectal polyps, but about 1 in 3 adults among the targeted screening population avoids having a colonoscopy in the U.S., and adherence in other regions of the world such as Europe and Asia is even lower, due to the invasiveness of the procedure and bowel preparation. Most patient-friendly CRC screening tests currently available, or poised to enter the market, such as fecal or liquid biopsy tests, are primarily designed to detect cancer and demonstrate low sensitivity in detecting pre-cancerous polyps. As such, they do not necessarily provide patients with the time window to pre-empt the disease. C-Scan is non-invasive and requires no bowel cleansing or sedation, allowing the patients to continue their daily routine with no interruption as the capsule is propelled through the gastrointestinal tract by natural motility. C-Scan is comprised of three main components: (1) C-Scan Cap, an ingestible X-ray scanning capsule; (2) C-Scan Track, three miniaturized patches worn on the patient’s back for integrated positioning, control and data recording; and (3) C-Scan View, a proprietary software to process and represent 2D and 3D maps of the inner surface of the colon. We believe that this solution has the potential to become an alternative for both physicians and patients and to increase the number of people completing CRC screening.

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

Our C-Scan Cap is being designed to transmit position, motility and the data it collects to the C-Scan Track that will be attached to the patient’s back. The external data recorder is being designed to enable the download of the data to our C-Scan View application to allow physicians to analyze the data collected by our C-Scan Cap. The C-Scan Track is being designed to provide the physician with localization data to yield a reconstructed image intedned to enable physicians to review the colon’s inner structural information.

Colonic polyps are tissue growths that occur on the lining of the colon. Polyps in the colon are common, and certain types of polyps may become cancerous over time. In the event that polyps are identified by C-Scan, the patient may be advised to undergo a subsequent traditional colonoscopy procedure to examine, remove and biopsy the polyps. For those patients who require a subsequent colonoscopy, concerns regarding pain, discomfort and embarrassment may still remain. We do not, however, believe that these concerns will make the use of C-Scan any less attractive to physicians and patients. Although patients who are initially screened utilizing a traditional colonoscopy could avoid the need for a second colonoscopy if polyps are discovered, we believe that C-Scan will still be attractive option for physicians and patients who object to or cannot undergo a colonoscopy in the first instance, as we believe a large number of these patients if screened will not require a subsequent colonoscopy and those found with suspicious findings, will likely agree to undergo colonoscopy.

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

Following our certification to ISO 13485:2016 by our Notified Body, and completion of our multi-center clinical study and achievement of compliance with the requirements of the Medical Devices Directive, in September 2017, we submitted a request for CE marking for the marketing and sale of C-Scan in the European Union. We received the CE Mark certification from our Notified Body on January 9, 2018 and a renewal certificate according to MDR (EU Regulation 2017/745) was granted on January 12, 2022, which is valid until December 1, 2026. In September 2018, we received approval from AMAR for the marketing and sale of C-Scan in Israel. Following the MDR approval we received from our Notified Body according to the EU Regulation 2017/745, the AMAR approval was renewed and is valid until December 31, 2024.

During the first quarter of 2018, we initiated a multi-center, open label, home monitoring, prospective study designed to determine the performance characteristics of C-Scan system Version 3, for detecting pre-cancerous polyps compared with the fecal immunochemical test (FIT), in each case using colonoscopy as the reference method, for the purpose of collecting additional evidence of clinical effectiveness and clinical utility to support market adoption. The study included 90 evaluable patients who either had known polyps or were considered to be of average risk. Each patient ingested a C-Scan capsule and also underwent a FIT and a comparative colonoscopy performed by independent gastroenterologists, who were blinded to the corresponding test’s results. The C-Scan clinical evaluation was obtained using the evaluable patient population implementing a gender-based motility analysis and the results of both C-Scan and FIT were compared to colonoscopy. The primary efficacy endpoint of the study was sensitivity (ability to correctly identify patients with polyps) and specificity (ability to correctly identify patients with lack of polyps) of the C-Scan system compared to FIT in detecting subjects with polyps ≥10 mm. In July 2019, we announced final results from our post-CE approval study. The results demonstrate that C-Scan achieved a sensitivity of 76% (p=0.0005) in patients with polyps ≥10 mm, while FIT achieved a sensitivity of 29% (p=0.005) in patients with polyps ≥10 mm. C- Scan achieved a specificity of 82% in all patients, while FIT achieved a specificity of 96% in all patients. In addition, C-Scan detected all 4 patients (100%) with polyps ≥40 mm, while the FIT detected only 1 of the 4 patients (25%) with polyps ≥40mm. Overall, C-Scan achieved a sensitivity of 66% (p=0.01) in all patients, including patients with polyps <10mm, while FIT achieved a sensitivity of 23% (p<0.0001) in all patients, including patients with polyps <10mm. In total, 142 patients enrolled in the study and after factoring in technical and physiological dropouts and protocol violations, the number of evaluable patients was 90. No serious adverse events, or SAEs, were reported, and the adverse events were mild in severity.

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

In April 2019, we initiated the U.S. pilot study of C-Scan. The U.S. pilot study (NCT03735407 ) was a prospective, multi-center, open label, single arm study designed to evaluate the safety, usability and subject compliance of the C-Scan system. The study included 28 evaluable patients, more than two thirds of whom were considered to be of average risk for colorectal cancer. Each patient ingested a C-Scan capsule and also underwent a fecal immunochemical test (FIT) as well as a comparative colonoscopy, which was performed by an independent gastroenterologist who was blinded to the corresponding test results. The study was performed at two sites, the NYU Grossman School of Medicine and Mayo Clinic, Rochester. The primary endpoint of the study was to evaluate the incidence of device or procedure related SAEs. Secondary endpoints included patient compliance, subject satisfaction and device and procedure related performance. Due to sample size, the study was not designed to be powered for statistical significance. In December 2019, we announced the results of the pilot study. No device or procedure related SAEs were reported and all device or procedure related adverse events were mild in severity. In total, 45 patients enrolled in the study, of which 40 patients underwent the study procedure. 39 patients complied with the procedure and completed a questionnaire following the procedure and reported higher satisfaction with the C-Scan System procedure compared to colonoscopy. A total of 28 patients were evaluable after factoring in technical and physiological dropouts and protocol violations. Analysis of the evaluable patient results revealed agreement between C-Scan and colonoscopy in detection of polyps was consistent with data from the post-CE approval study.

In preparation for our U.S. pivotal study, we have continued to optimize C-Scan’s functionality and patient experience by additional clinical data collection in a study in Israel, using advanced C-Scan versions, which incorporate mainly advanced algorithms, improved detection capability and reduced energy consumption. During the current study in Israel, we initially enrolled both average risk and enriched profile patients and in May 2022, shifted to enrollment of only average risk patients, for the purpose of further calibration of the C-Scan system, in parallel to conducting the first stage of the U.S. pivotal study that was initiated in May 2022, as described below.

In November 2020, we finalized our proposed U.S pivotal study design and submitted our IDE application to the FDA and in March 2021, our IDE application was approved by the FDA.

In January 2022, we submitted to the FDA an amended IDE application to amend the U.S. pivotal study design to add a first part to the study that is designed to enable further calibration of the C-Scan system and enhancement of C-Scan algorithms, specifically for the average risk U.S. population and in February 2022, our IDE amended application was approved by the FDA. Following this amended IDE, the U.S. pivotal study consists of two parts. The first part is designed to enable further calibration of the C-Scan system for the average risk U.S. population, and is intended to include up to 200 patients in the U.S. The second part is a statistically powered, randomized study which will compare the performance of C-Scan to traditional colonoscopy, and is intended to include up to 800 patients. The goal of the pivotal study in the United States is to (i) demonstrate device safety as evidenced by a lack of device related SAEs; and (ii) provide efficacy data concerning C- Scan’s performance.

In May 2022, we initiated the first part of the U.S. pivotal study. In December 2022, we submitted an IDE supplement to the FDA to include enrollment of patients at age 45-75 instead of 50-75, which was approved by the FDA in January 2023. To date, we have enrolled more than 300 average risk patients as part of our Israeli study and only 17 average risk patients in the first part of our U.S. pivotal study, mainly as a result of slower than expected U.S. site recruitment pace, due to licensing requirements with local states associated with the X-ray technology within our C-Scan capsule. The initiation of the powered portion of the U.S. pivotal study was dependent upon successful completion of the calibration portion of the U.S. pivotal study. On March 21, 2023, we announced that following our internal assessment of the clinical data collected from the calibration studies until such date, we had determined that the most recent efficacy results from our calibration studies did not meet the goal to proceed to the powered portion of the U.S. pivotal study and, as such, the initiation of the second part of the U.S. pivotal study that was expected in mid-2023 was also temporarily postponed. As a result, we adopted a plan of action that included conducting additional clinical data analysis and approaching the FDA to make amendments to the U.S. pivotal study and a cost reduction plan in order to extend its cash runway to longer than initially planned.

On June 6, 2023, we announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, we were reducing our workforce significantly to reduce cash burn, concentrating our resources on essential research activities, discontinuing our calibration studies, and evaluating and pursuing strategic options. As a result of our evaluation and pursuit of strategic options, on March 25, 2024, we entered into a business combination agreement with Nobul.

Since our formation, we have not generated any revenue. We do not anticipate generating any significant revenue for the foreseeable future and we do not yet have any specific launch dates for our product. We incurred net losses of $17.6 million in 2023, $19.1 million in 2022, and $17.2 million in 2021. We expect that we will continue to generate losses from our operations for the foreseeable future. As of December 31, 2023, we had an accumulated deficit of $144.9 million and a total shareholders’ equity of $23.7 million. We have funded our operations to date primarily through equity financings, sales of ordinary shares and warrants, the exercise of warrants and other funding transactions and through grants from the IIA.

Our Solution

CRC screening can reduce the incidence of and mortality from the disease by enabling detection of precancerous polyps in the colon at an earlier, more treatable stage. CRC is one of the few cancers that can be prevented through screening because pre-cancerous polyps, from which colon cancers often develop, can be identified and removed. Today, there is a range of options for CRC screening in the average-risk population, with current technology falling into two general categories: (i) structural exams that enable physicians to visualize the colon for abnormalities, such as optical colonoscopy (which is currently regarded as the “gold standard” for CRC screening), sigmoidoscopy, CTC and optical capsules—all of which require aggressive bowel preparation and are invasive exams; and (ii) stool and serum based tests, such as FOBTs, FITs, stool DNA, and blood tests, which test for blood in stool and irregularities in blood and DNA. Notwithstanding the proven clinical value of screening for CRC, the many CRC screening alternatives and the fact that screening is encouraged by clinicians and insurers, a large portion of the population is still reluctant to perform CRC screening.

C-Scan is designed to enable early detection of precancerous polyps while providing a patient friendly solution without requiring any colon cleansing. The purpose of C-Scan is to detect colorectal polyps in subjects who, based on demographics and medical history factors, are considered average risk for CRC. If polyps are detected, the patient is elevated to high risk for CRC and referred for a colonoscopy. Studies have shown the detection of polyps through C-Scan, increases the likelihood of patients to agree (i.e., “adherence”) to undergo a colonoscopy procedure.

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

We believe that gastroenterologists will adopt our technology and recommend the use of our capsule. This may increase the number of people undergoing CRC screening and may encourage more people with polyps to undergo a polypectomy - a therapeutic procedure during which polyps are removed.

Our goal is to become a leading supplier of CRC screening technology and to establish our technology as a leading CRC screening method. Key elements of our strategy include:

●	seeking to obtain regulatory approvals for the sale of C-Scan in the United States;

●	enter into partnerships in the future when strategically attractive, including potentially with major medical device companies;

●	obtaining government and private third-party reimbursement for our technology;

●	improving and enhancing our existing technology portfolio and developing new technologies; and

●	successfully marketing our product to establish a large customer base, primarily in the U.S.

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

The C-Scan system enables a patient-friendly, preparation free and painless evaluation of colorectal abnormalities. Using the C-Scan system, suspicious findings that may be colorectal polyps can be identified, thus assisting the physician in deciding whether to elevate the patient to high-risk category and refer the patient to a colonoscopy procedure. Studies have shown that the adherence of an elevated-risk patient to undergo a colonoscopy procedure is higher than that of an average risk patient.

The C-Scan system provides information for the physician, enabling him to make a “YES / NO” decision for suspected presence of polyps in the colon, based on the premise that the presence of polyps in the colon is associated with the potential development of CRC. The C-Scan system is intended to be used as a preliminary tool to assist in the detecting of subjects who are at elevated risk for polyps and thus potentially increase the adherence of those subjects to undergo colonoscopy.

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

Figure 1: Illustration of C-Scan system units

Figure 2: Illustration of C-Scan system procedure

C-Scan Cap

C-Scan Cap is an X-ray scanning capsule, which enables detection of suspected polyps. C-Scan Cap is ingested by the patient and propelled by peristalsis, natural motility, it passes through the gastrointestinal tract and is excreted naturally, with either no need for retrieval or required retrieval of the capsule, depending on the local agency guidance (currently, during clinical trials in the U.S., the C-Scan capsule is not intended to be disposed of in the sanitary sewer system, and is therefore collected by the patient, and returned to the medical facility administering the device for further decay and disposal).

C-Scan Cap is designed to measure, collect and transmit structural information, and is comprised of the following components:

●	X-ray Source - Including radioactive material sealed in a cylindrical housing.

●	Collimator - Radiation shield around the source, which absorbs most of the radiation. Several radial holes enable emission of radiation in defined directions.

●	X-ray Sensor - Comprised of several solid state X-ray detectors for measuring the scattered radiation intensity.

●	Tilt Sensor - Indication of capsule motion (3D acceleration).

●	Rotation Motor - For rotating the collimator and X-ray Source.

●	Compass sensor - Indication of true north (reference coordinate system).

●	Pressure sensor - indicating the hydrostatic pressure inside the colon.

●	Source Concealment Mechanism - Conceals the source inside the radiation shield.

●	R-T - Radio frequency transceiver device to communicate with the receiver.

●	Batteries - Electrical power supply for the capsule.

●	Memory - Data storage. The capsule should be able to store up to an hour of measured data.

●	C-Scan Track Coil - Transmits a continuous electromagnetic field utilized by an external localization system to track 3D position.

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

The C-Scan Track is comprised of the following components:

●	Sticker Housings - Biocompatible and water-resistant stickers and housing integrating all functional components, attached to the patient’s back, enabling approximately five days of continuous operation.

●	Recorder - Consists of receiver electronics embedded software and nonvolatile memory.

●	Antennas - Radio frequency antennas are embedded into the sticker housings and used to communicate with the capsule.

●	Activation/Deactivation Circuit - Used to activate/deactivate the C-Scan Track through a specialized protocol.

●	UI Indicators - Provides user with vocal and vibration indication as required.

●	PCB - Electronics’ printed circuit boards.

●	Microcontroller - Runs embedded software, logic that manages the C-Scan Track and SCA.

●	RF Transceivers - Several transceivers used to communicate with the capsule.

●	TILT/Compass Sensors - To determine the patient’s body movements.

●	Batteries - Electrical power supply for the C-Scan Track.

●	Memory - Non-volatile data storage to store data acquired by the system.

Image for illustration purpose only

C-Scan View

The C-Scan View software is a client/server-based application that enables procedure data to be downloaded from the C-Scan Track, data analysis and report generation. The C-Scan View’s main functions are:

●	Load and display procedure information and data;

●	Image review, enabling the user to view structural information of the colon wall;

●	Produce procedure report; and

●	Store procedure results on server.

The data from the C-Scan Track is loaded and processed to create a reconstruction model of the colon wall, which is displayed in the C-Scan View as structural information of the colon wall, as well as Whole-Gut-Transit-Time (WGTT) data. The data is analyzed by a team that includes expert analysts, who review the structural information to identify suspicious findings that are protruding or bulging on the colon wall. The analysts consider the capsule’s WGTT as part of the analysis process. The gastroenterology physician reviews the analysis in the C-Scan View and generates the final report as to whether the patient is assessed to be at average or at elevated risk, determined through a combined analysis consisting of both structural analysis and transit time analyses.

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

●	Modulation Transfer Function, or MTF. The capsule was moved along a longitudinal-edge phantom setup in 3mm steps. The figure below shows a typical raw signal after filtering for peak detection. The same test was carried out using an angular-edge phantom setup, which demonstrated similar results to those shown below. These tests do not take into account noise characteristics.

Image for illustration purpose only

For each position of the capsule in the phantom, the mean signal intensity (peak) was measured, the result of which is shown in the right figure below. Resulting line spread function, or LSF, which is the differential of the curve in the left figure below.

Image for illustration purpose only

(a)

Edge Spread Function

(b)

Line Spread Function

The graphs above demonstrate that the existing design of C-Scan can detect objects of approximately 2-3mm when noise is not taken into account.

●	Resolution Limit: Estimation of the Smallest Visible Object Size. In order to estimate the size of the smallest visible object, both spatial resolution and noise characteristics must be taken into account. The graph below presents the estimated MTF of C-Scan. Noise analysis indicates MTF 1/3 for minimum visibility, which demonstrates that the smallest visible object that can be detected with the existing design of C-Scan (in the conditions used, which included a colon diameter of 30mm) is of approximately 5-6 mm (see graph below).

Image for illustration purpose only

Image Reconstruction

Two main characteristics of C-Scan contribute to the image reconstruction performance:

●	The number of photons hitting the detector per time frame.

●	The angular spread of the photon beam coming out of the capsule collimator.

Based on the laboratory tests performed with a previous version of C-Scan, polyps of 6 mm and larger should be visible and 10 mm polyps and larger are expected to be detected at higher sensitivity. To further enhance the visibility of 6 mm - 9 mm polyps, a new design of the collimator, which is expected to enable 1.5 times the number of photons to be detected by the detectors, was successfully incorporated and tested in our advanced C-Scan Cap. We believe such improved design will enable our recently enhanced algorithm to improve the imaging performance.

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

Reconstructed Surface
XRF
+
Raw Signals
CMT
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

We completed a limited, single-center, feasibility study at Rambam Medical Center, Haifa, Israel to assess the motility of a non-scanning capsule in healthy subjects. The objective of the study was to optimize the daily routine of the subjects in order to shorten the transit time of our capsule. 15 subjects participated and swallowed a capsule with the same weight and dimensions as our current C-Scan capsule. No adverse events were reported and all capsules were retrieved. A structured daily routine determined the timing of the following: capsule ingestion, the subjects’ daily meals, the contrast agent ingestion and one evening dose of 10 mg of Bisacodyl. All subjects continued their regular active lifestyles (such as work and exercise). The average transit time of the capsule in the 15 subjects was approximately 38 ± 19 hours, which is comparable to the average transit time of our capsule in subjects participating in the multi-center feasibility study, in which the participants do not ingest a daily dose of Bisacodyl, and participants are released to their homes and continue their regular lifestyles during the study.

A 10 subject clinical proof-of-concept study, conducted at Tel Aviv Sourasky Medical Center in Israel using a prior version of C-Scan, did not identify any material safety or feasibility issues. The study demonstrated the applicability of C-Scan to the human colon, generating images of the colon without any prior bowel preparation. All subjects ingested the capsule easily with smooth passage within the designated transit time, on average, within 48-72 hours. There were no reported device-related adverse events. Mild effects on bowel movements were noted, which were determined to be related to the contrast agent and passed within one to two days after the capsule excretion. Estimated total radiation exposure was calculated using standard established factors for calculating effective radiation exposure, such as the duration of the capsule inside the body, and was based on the activity of the radiation source inside the C-Scan Cap and radiation energy, both of which were measured for each case study. The average calculated exposure for the entire procedure in the 10-case study, from ingestion of the capsule to excretion, was 0.03 mSv (STD 0.007 mSv). This level of radiation exposure is similar to a single chest X-ray (approximately 0.06mSv) and two orders of magnitude less than a CTC.

The 10-subject study constituted the initial phase of a multi-center, prospective clinical feasibility study to establish the safety, functionality and preliminary efficacy of C-Scan in patients eligible for CRC screening, by comparing results from the clinical feasibility study with those from non-invasive, low-sensitivity FITs, as well as from optical colonoscopies. The feasibility study has been designed to allow for the recruitment of 100 subjects. The study was conducted at multiple centers in Israel. The clinical feasibility study was used to evaluate the image resolution generated by the capsule in a human colon without cathartic preparation, assess polyp imaging in various shapes and in different segments of the colon, evaluate the safety of the device in terms of total and segmental transit time, and analyze the effects of the presence of polyps and variable colon dimensions on these parameters. During the feasibility study we collected data regarding the overall imaging of the colon’s internal surfaces during the passage of the capsule to support the development of a correlation map of polyps identified through our imaging system with polyps imaged by optical colonoscopy and CTC. Additionally, the feasibility study allowed for the measurement of total radiation exposure and the distribution of contrast material within the colon.

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

During the first quarter of 2018, we initiated a multi-center, open label, home monitoring, prospective study, designed to determine the performance characteristics of C-Scan Version 3, for detecting pre-cancerous polyps compared with the fecal immunochemical test (FIT), in each case using colonoscopy as the reference method, for the purpose of collecting additional evidence of clinical effectiveness and clinical utility to support market adoption. The study included 90 evaluable patients who either had known polyps or were considered to be of average risk. Each patient ingested a C-Scan capsule and also underwent a FIT and a comparative colonoscopy performed by independent gastroenterologists, who were blinded to the corresponding test’s results. The C-Scan clinical evaluation was obtained using the evaluable patient population implementing a gender-based motility analysis and the results of both C-Scan and FIT were compared to colonoscopy. The primary efficacy endpoint of the study was sensitivity (ability to correctly identify patients with polyps) and specificity (ability to correctly identify patients with lack of polyps) of the C-Scan system compared to FIT in detecting subjects with polyps ≥10 mm. In July 2019, we announced final results from our post-CE approval study. The results demonstrate that C-Scan achieved a sensitivity of 76% (p=0.0005) in patients with polyps ≥10 mm, while FIT achieved a sensitivity of 29% (p=0.005) in patients with polyps ≥10 mm. C-Scan achieved a specificity of 82% in all patients, while FIT achieved a specificity of 96% in all patients. In addition, C-Scan detected all 4 patients (100%) with polyps ≥40 mm, while the FIT detected only 1 of the 4 patients (25%) with polyps ≥40mm. Overall, C-Scan achieved a sensitivity of 66% (p=0.01) in all patients, including patients with polyps <10mm, while FIT achieved a sensitivity of 23% (p<0.0001) in all patients, including patients with polyps <10mm. In total, 142 patients enrolled in the study and after factoring in technical and physiological dropouts and protocol violations, the number of evaluable patients was 90. No SAEs were reported, and the adverse events were mild in severity.

In December 2018, we received from the FDA conditional approval of our IDE application to initiate a U.S. pilot study of the C-Scan Version 3 and received final approval from the FDA in February 2019. In April 2019, we initiated the U.S. pilot study of C-Scan. The U.S. pilot study (NCT03735407) was a prospective, multi-center, open label, single arm study designed to evaluate the safety, usability and subject compliance of the C-Scan. The study included 28 evaluable patients, more than two thirds of whom were considered to be of average risk for colorectal cancer. Each patient ingested a C-Scan capsule and also underwent a fecal immunochemical test (FIT) as well as a comparative colonoscopy, which was performed by an independent gastroenterologist who was blinded to the corresponding test results. The study was performed at two sites, the NYU Grossman School of Medicine and Mayo Clinic, Rochester. The primary endpoint of the study was to evaluate the incidence of device or procedure related SAEs. Secondary endpoints included patient compliance, subject satisfaction and device and procedure related performance. Due to sample size, the study was not designed to be powered for statistical significance. In December 2019, we announced the results of the study. No device or procedure related SAEs were reported and all device or procedure related adverse events were mild in severity. In total, 45 patients enrolled in the study, of which 40 patients underwent the study procedure. 39 patients complied with the procedure and completed a questionnaire following the procedure and reported higher satisfaction with C-Scan procedure compared to colonoscopy. A total of 28 patients were evaluable after factoring in technical and physiological dropouts and protocol violations. Analysis of the evaluable patient results revealed agreement between C-Scan and colonoscopy in detection of polyps was consistent with data from the post-CE approval study.

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

In November 2020, we finalized our proposed U.S. pivotal study design and submitted our IDE application to the FDA and in March 2021, our IDE application was approved by the FDA. In January 2022, we submitted a supplement to the FDA to amend the U.S. pivotal study design to add a first part to the study that is designed to enable further device calibration of the C-Scan system and enhancement of C-Scan algorithms, specifically for the average risk U.S. population. In February 2022, we received the FDA’s approval for our IDE supplement. Following this amended IDE, the U.S. pivotal study consists of two parts. The first part is designed to enable further calibration of the C-Scan system for the average risk U.S. population, and is intended to include up to 200 patients in the U.S. The second part is a statistically powered, randomized study which will compare the performance of C-Scan to traditional colonoscopy, and is intended to include up to 800 patients. The goal of the pivotal study in the United States is to (i) demonstrate device safety as evidenced by a lack of device related SAEs; and (ii) provide efficacy data concerning C- Scan’s performance.

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

The initiation of the powered portion of the U.S. pivotal study was dependent upon successful completion of the calibration portion of the U.S. pivotal study. On March 21, 2023, we announced that following our internal assessment of the clinical data collected from the calibration studies until such date, we had determined that the most recent efficacy results from our calibration studies did not meet the goal to proceed to the powered portion of the U.S. pivotal study and, as such, the initiation of the second part of the U.S. pivotal study that was expected in mid-2023 was also temporarily postponed. As a result, we adopted a plan of action that included conducting additional clinical data analysis and approaching the FDA to make amendments to the U.S. pivotal study and a cost reduction plan in order to extend its cash runway to longer than initially planned.

On June 6, 2023, we announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, we were reducing our workforce significantly to reduce cash burn, concentrating our resources on essential research activities, discontinuing our calibration studies, and evaluating and pursuing strategic options. As a result of our evaluation and pursuit of strategic options, on March 25, 2024, we entered into a business combination agreement with Nobul.

Research and Development

Our research and development strategy has been centered on developing C-Scan. On June 6, 2023, we announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, we were reducing our workforce significantly to reduce cash burn, concentrating our resources on essential research activities, discontinuing our calibration studies, and evaluating and pursuing strategic options. As a result of our evaluation and pursuit of strategic options, on March 25, 2024, we entered into a business combination agreement with Nobul.

We have received grants from the Government of the State of Israel through the IIA (formerly the OCS) for the financing of a portion of our research and development expenditures and a portion of our expenditures relating to our transition to manufacturing pursuant to the Innovation Law and related regulations and guidelines. As of December 31, 2023, we had received funding from the IIA for research and development of our C-Scan in the aggregate amount of approximately $5.6 million. As of December 31, 2023, we had not paid any royalties to the IIA and had a contingent liability to the IIA with respect to such funding in the amount of approximately $6.2 million. In addition, in January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing. The final IIA grant amounted to approximately $620,000 (NIS 2.25 million) (along with a co-investment by us of the same amount), which we are not required to repay to the IIA, subject to the terms and conditions set forth in the grant approval, of which we received approximately $225,000 (NIS 816,075) in February 2023, $82,000 (NIS 297,414) in January 2022 and $349,000 (NIS 1,265,823) in 2021. We may apply for additional IIA grants in the future; however, there is no assurance that such applications will be approved in the amount requested or at all. We cannot predict whether we will be entitled to any future grants, or the amounts of any such grants. See “Risk Factors - Risks Related to Our Operations in Israel - Pursuant to the terms of the Israeli government grants we received for research and development expenditures, we are obligated to pay certain royalties on our revenues to the Israeli government. In addition, the terms of Israeli government grants we received require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events.”

We incurred approximately $8.3 million, $14.3 million and $12.3 million in research and development expenses, net (after deducting participation by government grants) for the years ended December 31, 2023, 2022, and 2021, respectively. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations- Financial Operations Overview-Research and Development Expenses, Net.”

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

As of December 31, 2023, we had 56 granted patents (not including separate validations in Europe) in main world markets, covering various aspects of our technology. In addition, we have 19 additional pending patent applications in the pipeline. We have submitted patent applications covering our technology in the United States, member states of the European Patent Organization, Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan and South Korea. We have received patent grants for our core patent by the United States Patent and Trademark Office as well as from the European Patent Office, Australia, Brazil, China, Hong Kong, Israel, India, Canada, South Korea and Japan. We also filed patent applications describing the use of our technology in several other medical applications.

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

In addition, during the year 2022 we were granted two new patents:

“Position Estimation of Imaging Capsule in Gastrointestinal Tract” granted in Israel, covering C-Scan’s proprietary tracking technology, which enables real time tracking of the capsule and its activation when it moves throughout the colon. This functionality allows for optimal scanning along the gastrointestinal (GI) tract while maintaining low energy consumption during the procedure. The patent also covers the capsule positioning data recording utilized by the C-Scan analysis suite, which enables gastroenterologists to make a clinical decision and generate a report with their diagnosis and recommendations. Corresponding patents were granted in Japan, China, Europe and the United States.

“System and method for polyp detection through capsule dynamics” granted in Japan. This patent was submitted following analysis of hundreds of patients that showed that certain capsule dynamic properties correlate with increased likelihood for the presence of polyps. Corresponding patents were filed in Europe and the United States.

While our policy is to obtain patents by application, to maintain trade secrets and to seek to operate without infringing on the intellectual property rights of third parties, technologies related to our business have been rapidly developing in recent years. Additionally, patent applications that we may file may not result in the issuance of patents, and our issued patents and any issued patents that we may receive in the future may be challenged, invalidated or circumvented. For example, we cannot predict the extent of claims that may be allowed or enforced in our patents nor be certain of the priority of inventions covered by pending third-party patent applications. If third parties prepare and file patent applications that also claim technology or therapeutics to which we have rights, we may have to partake in proceedings to determine priority of invention, which could result in substantial costs to us, even if the eventual outcome is favorable to us. Moreover, because of the extensive time required for clinical development and regulatory review of a product we may develop, it is possible that, before C-Scan can be commercialized, related patents will have expired or will expire a short period following commercialization, thereby reducing the advantage of such patent. Loss or invalidation of certain of our patents, or a finding of unenforceability or limited scope of certain of our intellectual property, could have a material adverse effect on us. See Item 3D “Key Information-Risk Factors-Risks Related to Our Intellectual Property.”

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

In December 2022, Guardant Health released results from ECLIPSE (Evaluation of ctDNA LUNAR Assay In an Average Patient Screening Episode), an over 20,000 patient registrational study evaluating the performance of its blood test for detecting colorectal cancer (CRC) in average-risk adults. The test demonstrated 83% sensitivity in detecting individuals with CRC. Specificity was 90% in both individuals without advanced neoplasia and in those who had a negative colonoscopy result. This test also demonstrated 13% sensitivity in detecting advanced adenomas. In this study, two configurations of a multimodal blood-based screening test were evaluated independently - a cell-free DNA (cfDNA)-only test and a cfDNA test with protein biomarkers. The announced results were derived from the cfDNA-only test, which outperformed the cfDNA test with protein biomarkers. Based on these study results, Guardant Health submitted its PMA application for its blood test for detecting CRC in March 2023. The FDA has scheduled to review the PMA application on May 23, 2024.

In January 2023, Geneoscopy Inc., released results from the CRC-PREVENT trial - a pivotal clinical trial evaluating the efficacy of its noninvasive, stool-based, at-home diagnostic screening test to detect colorectal cancer (CRC) and advanced adenomas (AA) in average-risk individuals. The CRC-PREVENT trial included 8,289 individuals with diverse racial, ethnic, and socioeconomic backgrounds across more than 2,900 zip codes in all lower 48 states, with colonoscopies performed in more than 3,800 endoscopy centers. Efficacy results from the study demonstrated 94% sensitivity for detecting CRC, 45% sensitivity for detecting advanced adenoma (AA), and 88% specificity for no findings on a colonoscopy. The company submitted a PMA application to the FDA in January 2023. In November 2023, Geneoscopy Inc. announced a strategic collaboration with Labcorp to distribute the CRC screening test once approved by the FDA.

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

Sales and Marketing

Our goal is to establish our position as a leading player in the CRC screening market. Although we do not currently generate revenues.

Because our leading product and related technology are still in the clinical and development stage, we are subject to certain challenges, including, among others, that:

●	our technology has been tested on a limited basis and therefore we cannot assure the product’s clinical value;

●	we need to raise an amount of capital sufficient to complete the development of our technology, obtain the requisite regulatory approvals and commercialize our current and future products;

●	following the receipt of CE Mark of conformity to protection standards for sale of the C-Scan system in the European Union, we may need to obtain additional regulatory approvals in certain local jurisdictions in the European Union before we can commence marketing and sale of C-Scan and will need to obtain the requisite regulatory approvals in the United States, Japan and other markets where we plan to focus our commercialization efforts;

●	we need to obtain reimbursement coverage from third-party payors for procedures using C-Scan;

●	we need to scale-up our manufacturing capabilities of C-Scan in commercial quantities at an adequate quality and at an acceptable cost; and

●	we need to establish and expand our user base while competing against other sellers of capsule endoscopy systems as well as other current and future CRC screening technologies and methods.

Our ability to operate our business and achieve our goals and strategies is subject to numerous risks as described more fully in “Risk Factors.”

Manufacturing and Suppliers

Our manufacturing operations are conducted at our facility located in Isfiya, Israel and in our own X-ray production line in Petach Tikva. On January 26, 2021, we entered into a new lease agreement, as amended (the “Amended Lease Agreement”), according to which, effective as of April 1, 2021, we leased a total of approximately 1,550 square meters at our facility located in Isfiya, Israel. The Amended Lease Agreement expired on December 31, 2023. Monthly rental expenses under the lease agreement are $16,100. Prior to entering into the Amended Lease Agreement, we leased approximately 900 square meters at the same facility under a lease agreement, originally scheduled to expire on May 31, 2022. Following the determination of our Board of Directors on June 6, 2023 to discontinue our clinical studies, we did not extend the Amended Lease Agreement that expired on December 31, 2023. However, on November 11, 2023, we agreed with the lessor to lease part of the premises in Isfiya (the “New Leased Premises”) until February 29, 2024, for a monthly rental fee of $8,300. On April 15, 2024, we and the lessor agreed on extending the lease of the New Leased Premises for a two years period commencing on March 1, 2024, for a monthly rental fee of $8,300. We may terminate such lease upon a 60 days prior notice to the lessor.

On December 30, 2021, we entered into a Sub-lease Agreement (the “Sub-lease Agreement”) with one of our suppliers, according to which we leased approximately 70 square meters laboratory space for the production of certain components, at the supplier’s premises in Petach Tikva, Israel. The Sub-lease Agreement entered into effect on September 21, 2022, after receipt of certain permits including a business license from Petach Tikva municipality. The Sub-lease Agreement was due to expire on January 31, 2025. We had the right to terminate the Sub-lease Agreement at any time, upon at least 90 days prior written notice. The Sub Lease Agreement was part of an amended service agreement with the supplier for certain additional services. Total monthly rental expenses under the Sub-lease Agreement and the payment for such other services was $26,900. As the Sub-lease Agreement is part of a service agreement with the supplier, management was required to evaluate the fair market amount attributed to the lease per month and based on its estimations, the amount allocated to the lease was approximately $2,800 and the portion allocated to monthly services was $24,100. Following the determination of our Board of Directors on June 6, 2023 to discontinue our clinical studies, on June 8, 2023, we terminated the Sub-lease Agreement and such service agreement in Petach Tikva, and the Sub-lease Agreement terminated on September 8, 2023.

On March 1, 2022, we entered into a lease agreement of certain offices in Petach Tikva Israel, according to which, we leased approximately 140 square meters offices, The lease agreement expired on February 28, 2024, and we had an option to extend the lease period for two additional periods of one year each. Total monthly rental expense under the lease agreement was approximately $1,700. In September 2023, the office lease agreement in Petach Tikva was terminated by the parties.

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

In January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing. The final IIA grant amounted to $620,000 (NIS 2.25 million) including for the purpose of the establishment of our own X-Ray source manufacturing line in Israel. We do not currently have any sales. We are planning to develop a scale-up plan to meet our expected commercial supply needs. During 2022 and 2023, we expanded our manufacturing capacity to support the expected larger clinical volume and subsequent higher volumes expected in the early commercialization stage. We are continuously exploring whether certain components of C-Scan can be assembled outside of Israel. In addition, we are exploring possible alternative sources for the key capsule components. All of the facilities in which manufacturing and assembly of our products will be conducted (including those of sub-contractors) will need to comply with applicable regulations and standards for medical devices.

We currently depend on sole or single source suppliers for some of the components necessary for the production of C-Scan. For example, we currently have a sole supplier for the motor used to rotate the collimated X-ray source in C-Scan, for the customized X-ray detectors and batteries used in C-Scan. There is a limited number of manufacturers worldwide who are capable of manufacturing the motor, the customized X-ray detectors and the batteries that we currently use in C-Scan. In addition, the ASIC residing in C-Scan is currently manufactured for us by a single FAB. However, there are many alternative FABs worldwide and the design of our current ASIC could be adapted in the event it became necessary to use an alternative FAB. Furthermore, we do not currently have contracts with all our sole or single suppliers. While our current suppliers have been able to supply the required quantities of such components to date, if the supply of these components is disrupted or terminated or if our current suppliers are unable to supply required quantities of components now or in the commercialization period, we may not be able to find alternative sources for these key components in a timely manner. Although we are planning to maintain strategic inventory of key components, the inventory may not be sufficient to satisfy the demand for C-Scan if such supply is interrupted, or subject to risk of loss due to catastrophic events such as a global political crisis or war, or a fire at our storage facility. In addition, to partially mitigate the risks of reliance on sole and single source suppliers, we are seeking alternate manufacturers for some of our components, which requires us to dedicate significant resources and investment. In December 2021, we signed the Amended Service Agreement with the sole supplier of the X-ray source used in C-Scan, and we concurrently entered into the Sub-lease Agreement with the supplier, according to which we agreed to lease approximately 70 square meters of laboratory production space at the supplier premises. According to the Amended Service Agreement, we independently produce the X-ray source using our own production employees. The Amended Service Agreement extended the terms of the service agreement we had with the sole supplier until the Sub-lease Agreement entered into effect on September 21, 2022, after receipt of certain certificates, including a business license from the Petach Tikva municipality. Upon successful progress of our clinical studies and available sufficient capital, we plan to continue to expand our own production line for our X-ray source in Israel, however, we cannot assure you that we will commence this effort or succeed in expanding our in house production line and we may be required to find an alternative source for the X-ray source, which we may not be able to do in a timely manner. There can be no assurance that we will be successful in seeking further alternate suppliers or establish our own production line.

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

U.S. Government Regulation

C-Scan is a medical device subject to extensive regulation by the FDA and other U.S. federal and state regulatory bodies. To ensure that medical products distributed in the United States are safe and effective for their intended use, the FDA has promulgated regulations that govern, among other things, the following activities that we or our partners perform and will continue to perform:

●	product design and development;

●	product testing;

●	validation and verifications;

●	product manufacturing (good manufacturing practices);

●	product labeling;

●	product storage, shipping and handling;

●	premarket clearance or approval;

●	advertising and promotion;

●	product marketing, sales and distribution;

●	product recalls; and

●	post-market surveillance reporting death or serious injuries and medical device reporting.

FDA’s Premarket Clearance and Approval Requirements

Unless an exemption applies, before we can commercially distribute medical devices in the United States, we must obtain, depending on the type of device, either prior premarket notification, or 510(k) clearance, de novo authorization or approval of a PMA from the FDA. The FDA classifies medical devices into one of three classes:

●	Class I devices, which are subject to only general controls (e.g., labeling, medical devices reporting, and prohibitions against adulteration and misbranding) and, in some cases, to the 510(k) premarket clearance requirements;

●	Class II devices, generally requiring 510(k) premarket clearance before they may be commercially marketed in the United States; and

●	Class III devices, consisting of devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a predicate device, generally requiring the submission of a PMA approval supported by clinical trial data.

510(k) Clearance Pathway

To obtain 510(k) clearance, we must submit a premarket notification, or 510(k) notice, demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of PMA applications. By regulation, a premarket notification must be submitted to the FDA at least 90 days before we intend to market a device, and we must receive 510(k) clearance from the FDA before we actually market the device. The Medical Device User Fee Amendments, or the MDUFA, performance goal for a traditional 510(k) clearance is 90 days. As a practical matter, however, the 510(k) clearance pathway may take approximately between 6 to 9 months, but it can take significantly longer. FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

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

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, require PMA. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k), or a PMA, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA is obtained. If the FDA requires us to seek 510(k) clearance or PMA for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain this clearance or approval. Also, in these circumstances, we may be subject to significant regulatory fines or penalties.

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

Alternatively, if a 510(k) clearance is sought and the device is found not substantially equivalent, or NSE, a de novo petition must be filed within 30 days from the receipt of the NSE determination. The request should include a description of the device, labeling for the device, reasons for the recommended classification and information to support the recommendation. The de novo process following an NSE determination has a 60-day review period, although it is typical for the review to take far longer. If the FDA classifies the device into class II, the company will then receive an approval order to market the device. This device type can then be used as a predicate device for future 510(k) submissions. However, if the FDA subsequently determines that the device will remain in the class III category, then the device may not be marketed until the company has obtained an approved PMA.

Our current strategy is to submit a direct de novo reclassification petition for C-Scan. To support a direct de novo reclassification petition, our objective is to demonstrate that the device poses a low to moderate risk to patients. If the FDA determines that C-Scan is not a candidate for de novo reclassification, it will require approval of the device for market through the PMA process.

Premarket Approval Pathway

A PMA application must be submitted if the device cannot be cleared through the 510(k) process or is found ineligible for de novo reclassification. PMAs are generally required for Class III devices that support or sustain human life, are of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury. The PMA application process is generally more costly and time consuming than the 510(k) process. A PMA application must be supported by extensive data including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device for its intended use.

After a PMA application is submitted, the FDA has 45 days to determine whether the application is sufficiently complete to permit a substantive review and thus whether the FDA will file the application for review. After a PMA application is sufficiently complete, the FDA will accept the application and begin an in-depth review of the submitted information. By statute, the FDA has 180 days to review the “accepted application,” although, generally, review of the application may take at least 12 to 18 months, but it may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with quality system regulations.

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

New PMA applications or PMA application supplements are required for modifications that affect the safety or effectiveness of the device, including, for example, certain types of modifications to the device’s indication for use, manufacturing process, labeling and design. PMA supplements often require the submission of the same type of information as a PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application and may not require as extensive clinical data or the convening of an advisory panel.

Breakthrough Device Program

The FDA has implemented a Breakthrough Device Program that is intended to provide patients and providers with expedited access to breakthrough medical technologies that have the potential to provide more effective treatment or diagnosis for life-threatening or irreversibly debilitating diseases or conditions by expediting their development, assessment and review while preserving the statutory standards for premarket approval. A device also must meet one of the following criteria: (i) it represents breakthrough technology; (ii) there is no approved or cleared alternative; (iii) it offers significant advantages over existing cleared or approved devices; or (iv) availability of the device is in the best interest of patients. In February 2021, the FDA granted us a Breakthrough Device designation for C-Scan. For further information, see “-Regulatory Pathway for C-Scan.”

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

Clinical Trials

Clinical trials are almost always required to support a PMA application or de novo reclassification petition and are sometimes required for a 510(k) premarket notification. If the device presents a “significant risk,” as defined by the FDA, to human health, the FDA requires the device sponsor to file an IDE application with the FDA and obtain IDE approval prior to commencing the human clinical trials. During the trial, the sponsor must comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting, and recordkeeping. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with all reporting and recordkeeping requirements. Clinical trials for significant risk devices may not begin until the IDE application is approved by the FDA and the appropriate institutional review boards, or IRBs, at the clinical trial sites. An IRB is an appropriately constituted group that has been formally designated to review and monitor medical research involving subjects and which has the authority to approve, require modifications in, or disapprove research to protect the rights, safety and welfare of human research subjects. A nonsignificant risk device does not require FDA approval of an IDE; however, the clinical trial must still be conducted in compliance with various requirements of FDA’s IDE regulations and be approved by an IRB at the clinical trials sites. We, the FDA, or the IRB at each site at which a clinical trial is being performed may withdraw approval of a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits or a failure to comply with FDA or IRB requirements. Even if a trial is completed, the results of clinical testing may not demonstrate the safety and effectiveness of the device, may be equivocal or may otherwise not be sufficient to obtain approval or clearance of the product.

Similarly, in Europe the clinical study must be approved by the local ethics committee and in some cases, including studies of high-risk devices, by the Ministry of Health in the applicable country. For further information, see “- Regulation in Europe, Israel, Japan and Other Countries.”

Sponsors of clinical trials of devices are required to register with clinicaltrials.gov, a public database of clinical trial information. Information related to the device, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is made public as part of the registration.

Pervasive and Continuing FDA Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

●	establishment registration and device listing with the FDA;

●	QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

●	labeling regulations and FDA prohibitions against the promotion of investigational products, or the promotion of “off-label” uses of cleared or approved products;

●	requirements related to promotional activities;

●	clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices, or approval of certain modifications to PMA-approved devices;

●	medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

●	correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the Federal Food, Drug, and Cosmetic Act that may present a risk to health;

●	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

●	post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

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

The FDA has broad regulatory compliance and enforcement powers. As manufacturers, we and our third-party manufacturers are subject to announced and unannounced inspections by the FDA to determine our compliance with quality system regulation and other regulations. We have not yet been inspected by the FDA. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

●	FDA untitled letters, FDA Form 483s, FDA warning letters, it has come to our attention letters, fines, injunctions, consent decrees and civil penalties;

●	unanticipated expenditures to address or defend such actions;

●	customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;

●	recall, detention or seizure of our products;

●	operating restrictions, partial suspension or total shutdown of production;

●	refusing or delaying our requests for regulatory approvals or clearances of new products or modified products;

●	withdrawing of 510(k) clearances or PMA approvals that have already been granted;

●	refusal to grant export approval for our products; or

●	civil or criminal prosecution.

The FDA can also publish Safety Communications or Letters to Health Care Providers when the agency becomes aware of new issues involving a specific product or, or more broadly, a product family. These communications are posted on the FDA’s website and describe the FDA’s analysis of a current issue and provide specific regulatory approaches and clinical recommendations for patient management.

Regulatory Pathway for C-Scan

We established a clinical and regulatory strategy with our advisors and conducted pre-submission meetings (an informal interaction to facilitate a clearer understanding of FDA’s expectations) with the FDA during the period of December 2016 and February 2017. During this process, we received the FDA’s feedback on our submission and our questions. We also sought feedback on a proposed protocol for a feasibility or pilot study, the primary purposes of which was to establish the safety of the C-Scan system and evaluate user compliance and satisfaction. In December 2018, we received from the FDA conditional approval of our IDE application to initiate a U.S. pilot study of the C-Scan system for establishing the safety of the C-Scan system and evaluating user compliance and satisfaction. We received final approval from the FDA in February 2019. In April 2019, we initiated the U.S. pilot study of C-Scan. In December 2019, we announced the results of the study. No device or procedure related SAEs were reported and all device or procedure related adverse events were mild in severity. In total, 45 patients enrolled in the study, of which 40 patients underwent the study procedure. 39 patients complied with the procedure and completed a questionnaire following the procedure and reported higher satisfaction with C-Scan procedure compared to colonoscopy. A total of 28 patients were evaluable after factoring in technical and physiological dropouts and protocol violations. Analysis of the evaluable patient results revealed agreement between C-Scan and colonoscopy in detection of polyps was consistent with data from the post-CE approval study.

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

In January 2022, we submitted to the FDA an amended IDE application to amend the U.S. pivotal study design to add a first part to the study that is designed to enable further calibration of the C-Scan system, specifically for the average risk U.S. population and in February 2022, our IDE amended application was approved by the FDA. Following this amended IDE, the U.S. pivotal study consists of two parts. The first part is designed to enable further calibration of the C-Scan system for the average risk U.S. population, and is intended to include up to 200 patients in the United States. The second part is a statistically powered, randomized study which will compare the performance of C-Scan to traditional colonoscopy, and is intended to include up to 800 patients. The goal of the pivotal study in the United States is to (i) demonstrate device safety as evidenced by a lack of device related SAEs; and (ii) provide efficacy data concerning C- Scan’s performance.

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

The initiation of the powered portion of the U.S. pivotal study was dependent upon successful completion of the calibration portion of the U.S. pivotal study. On March 21, 2023, we announced that following our internal assessment of the clinical data collected from the calibration studies until such date, we had determined that the most recent efficacy results from our calibration studies did not meet the goal to proceed to the powered portion of the U.S. pivotal study and, as such, the initiation of the second part of the U.S. pivotal study that was expected in mid-2023 was also temporarily postponed. As a result, we adopted a plan of action that included conducting additional clinical data analysis and approaching the FDA to make amendments to the U.S. pivotal study and a cost reduction plan in order to extend its cash runway to longer than initially planned.

On June 6, 2023, we announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, we were reducing our workforce significantly to reduce cash burn, concentrating our resources on essential research activities, discontinuing our calibration studies, and evaluating and pursuing strategic options. As a result of our evaluation and pursuit of strategic options, on March 25, 2024, we entered into a business combination agreement with Nobul. See “- Overview of Our Company.”

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

We believe that important potential benefits of C-Scan for CRC screening include the elimination of the need for bowel preparation, the elimination of the need for conscious sedation, the minimally invasive, painless nature of the examination, and the ability to pursue normal daily activities immediately following the procedure. Furthermore, the C-Scan system is being designed to generate information from segments of the colon (e.g., cecum and ascending colon) that are difficult to access by conventional optical colonoscopy (i.e., incomplete colonoscopies) without the risks and discomfort of operative examination or other invasive methods. We believe these benefits will be attractive to a large number of patients from the target populations that so far refrained from any screening tests. Thus, we anticipate that our capsule will increase the public compliance to screening recommendation.

If the FDA determines that C-Scan is not a candidate for de novo reclassification, it will require approval of the device for market through the PMA process. Because of the technological characteristics of this device, the non-clinical tests (including lab and animals) and clinical data required may not be significantly different between de novo and PMA regulatory processes. We believe that under both scenarios, we would be required to conduct a multi-center clinical study to establish the safety and efficacy and to demonstrate sensitivity and specificity of C-Scan in several hundreds of patients.

FCC Clearance and Regulation

Because C-Scan includes a wireless radio frequency transmitter and receiver, it is subject to equipment authorization requirements in the United States. The U.S. Federal Communications Commission, or FCC, requires authorization of radio frequency devices before they can be sold or marketed in the United States, subject to limited exceptions. The authorization requirements are intended to confirm that the proposed products comply with FCC radio frequency emission, power level standards, and other technical requirements and will not cause interference. Our system is using the same frequency band as other approved capsules. The current design of C-Scan complies with the FCC’s technical requirements and received FCC authorization. We expect that our future advanced design will also comply with the FCC’s technical requirements, so we expect that it will also be authorized by the FCC.

Third-Party Coverage and Reimbursement

Coverage of and reimbursement for C-Scan and related procedures, after approval, will be subject to the requirements of various third-party payors, including government-sponsored healthcare payment systems and private third-party payors. Coverage policies and reimbursement methodologies vary significantly from program-to-program and may be subject to federal and state regulations. For example, the Social Security Act requires all items and services to be “reasonable and necessary for the diagnosis or treatment of illness or injury or to improve the functioning of a malformed body member” in order to be covered by Medicare. While Medicare might not provide separate reimbursement for a device, it may include payment for the device in the payment to the facility or physician for the related procedure. Third-party payors’ coverage and reimbursement policies, including their interpretations of whether an item or service is “reasonable and necessary” or experimental and/or investigational, and their payment methodologies, are subject to change pursuant to legislation, regulation, or, in the case of private payors, negotiations with industry and providers.

Fraud and Abuse Laws

In the United States, the healthcare industry is subject to extensive federal, state, and local regulation. Both federal and state governmental agencies subject the healthcare industry to intense regulatory scrutiny, including heightened civil and criminal enforcement efforts. These laws constrain the sales, marketing and other promotional activities of manufacturers of medical devices, by limiting the kinds of financial arrangements (including sales programs) we may have with hospitals, physicians and other potential purchasers of the medical devices. The laws and regulations that may affect our ability to operate include, but are not limited to:

●	The federal Anti-Kickback Statute, which prohibits, among other things, knowingly or willingly offering, paying, soliciting or receiving remuneration, directly or indirectly, in cash or in kind, to induce or reward the purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any health care items or service for which payment may be made, in whole or in part, by federal healthcare programs such as Medicare and Medicaid. This statute has been interpreted to apply to arrangements between medical device manufacturers on one hand and prescribers, purchasers and formulary managers on the other. Further, PPACA, among other things, clarified that a person or entity needs not to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it. Although there are a number of statutory exemptions and regulatory safe harbors to the federal Anti-Kickback Statute protecting certain common business arrangements and activities from prosecution or regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that do not fit squarely within an exemption or safe harbor may be subject to scrutiny;

●	The federal civil False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of government funds or knowingly making, using or causing to be made or used, a false record or statement material to an obligation to pay money to the government or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. In addition, PPACA amended the Social Security Act to provide that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Many medical device manufacturers and other healthcare companies have been investigated and have reached substantial financial settlements with the federal government under the civil False Claims Act for a variety of alleged improper marketing activities, including providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees, grants, free travel, and other benefits to physicians to induce them to use the company’s products. In addition, in recent years the government has pursued civil False Claims Act cases against a number of manufacturers for causing false claims to be submitted as a result of the marketing of their products for unapproved, and thus non-reimbursable, uses. Device manufacturers also are subject to other federal false claim laws, including, among others, federal criminal healthcare fraud and false statement statutes that extend to non-government health benefit programs;

●	Analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to items or services reimbursed under Medicaid and other state programs or, in several states, apply regardless of the payor. Several states now require medical device manufacturers to report expenses relating to the marketing and promotion or require them to implement compliance programs or marketing codes. For example, California, Connecticut and Nevada mandate the implementation of corporate compliance programs, while Massachusetts and Vermont impose more detailed restrictions on device manufacturers’ marketing practices and tracking and reporting of gifts, compensation and other remuneration to healthcare providers;

●	The federal Foreign Corrupt Practices Act of 1997 and other similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from providing money or anything of value to officials of foreign governments, foreign political parties, or international organizations with the intent to obtain or retain business or seek a business advantage. Recently, there has been a substantial increase in anti-bribery law enforcement activity by U.S. regulators, with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice and the U.S. Securities and Exchange Commission. Violations of these laws can result in the imposition of substantial fines, interruptions of business, loss of supplier, vendor or other third-party relationships, termination of necessary licenses and permits, and other legal or equitable sanctions. Other internal or government investigations or legal or regulatory proceedings, including lawsuits brought by private litigants, may also follow as a consequence; and

●	The federal Physician Payment Sunshine Act, being implemented as the Open Payments Program, requires manufacturers of “covered products” (drugs, devices, biologics, or medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program) to track and publicly report payments and other transfers of value that they provide to U.S. physicians and teaching hospitals, as well as any ownership interests that U.S. physicians hold in applicable manufacturer. Applicable manufacturers must submit a report to the Centers for Medicare & Medicaid Services, or CMS, by the 90th day of each calendar year disclosing payments and transfers of value made in the preceding calendar year.

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

These privacy rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their protected health information and limiting most use and disclosures of health information to the minimum degree reasonably necessary to accomplish the intended purpose. Because, once approved, we intend to sell products to persons and entities subject to HIPAA and are exposed to personally-identifiable health information in the course of our operations, we also may be subject to certain elements of HIPAA, particularly as a business associate to covered entities, as well as similar state laws. HIPAA imposes civil and criminal penalties for violations of its provisions, which could be substantial. State privacy laws have their own penalty provisions with which we would also be expected to comply.

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

Depending on where we manufacture and distribute the device, various countries’ nuclear regulatory laws and regulations may apply. In Israel, where we manufacture the device, Israeli nuclear regulatory laws apply to the radioactive material in the device. We adhere to the Israeli regulations and guidance for the design, development, testing, manufacturing and packaging, as well as the applicable nuclear regulations in the manufacturing phase.

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

In accordance with applicable NRC regulations, and relevant NRC Agreement State requirements, we comply with the radioactive materials safety and handling requirements applicable for our development of our C-Scan technology applicable to clinical trials. The NRC also places conditions and limitations on the disposal of radioactive material in the sanitary sewer. In 2022, after extensive engagement with the NRC, we submitted a petition for rulemaking to the NRC, requesting that the agency amend the NRC regulations at 10 CFR 20.2003(b), which pertains to disposal of radioactive material into the sanitary sewer system, to include the disposal of the C-Scan capsule. Under the NRC’s current interpretation of the 10 CFR 20.2003(b) regulations, disposal of a device like the C-Scan capsule into the sanitary sewer system is not currently permitted. The NRC’s review of the rulemaking request remains ongoing. Therefore, during the U.S. pivotal study, the C-Scan capsule is not intended to be disposed of in the sanitary sewer system, and is instead intended to be collected by the patient and returned to the medical facility administering the device for further storage, decay and disposal. For the collection and disposal phase of the U.S. pivotal study, we have established, through a third party, a decay and disposal process of the C-Scan capsule that is in accordance with the NRC Agreement State requirements.

In the U.S, engagement with various sites to participate in the U.S. pivotal study has been progressing slower than expected, in part due to compliance with, and the need for, the site-specific licensing and compliance with radioactive materials regulatory requirements associated with the X-ray technology contained within our C-Scan capsule.

The future commercial sale of C-Scan will also be subject to extensive nuclear regulations in various jurisdictions around the world where the C-Scan capsule will be used, and we intend to comply with such regulations as they become applicable. We expect the commercial manufacture and distribution of C-Scan will also require us, or a company affiliated with us, to obtain a number of licenses and certifications related to nuclear regulatory compliance. We also expect that in commercialization, clinical centers/hospitals will need to obtain a number of licenses and certifications related to nuclear regulatory compliance.

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

A licensed manufacturer is responsible only for manufacturing medical devices. In regard to the marketing of medical devices, the PAL specifies that a Marketing Authorization Holder, or MAH, licensed by MHLW is responsible for putting medical devices into marketplace. Licenses for marketing medical devices are divided into the following 3 types, which correspond to the classifications below:

●	No. 1 type license for marketing - Specially controlled medical devices (Class III, IV)

●	No. 2 type license for marketing - Controlled medical devices (Class II)

●	No. 3 type license for marketing - General medical devices (Class I)

Generally, the process for obtaining marketing clearance for medical devices in Japan ranges from 12 months (for products with only very minor modifications from previously cleared product versions) to a few years in the case of a completely new device.

In order for us to market our products in countries other than the United States, Israel, the EU and Japan (which were described above), we must obtain regulatory approvals and comply with extensive safety and quality regulations in those countries. These regulations, including the requirements for approvals or clearance and the time required for regulatory review varies from country to country. It is customary that once a product has been cleared for sales in the US and is CE marked in the EU, many other countries will follow. Failure to obtain regulatory approval or clearance in any foreign country in which we plan to market our product may harm our ability to generate revenue and harm our business.

United Kingdom

As of January 1, 2021, the UK is a “third country” with regard to the EU (subject to the terms of the EU UK Trade Agreement) and EU law ceased to apply directly in the UK. However, the UK has retained the EU regulatory regime with certain modifications as standalone UK legislation. Therefore, the UK regulatory regime is currently similar to EU regulations, but under new legislation, the Medicines and Medical Devices Act, the UK may adopt changed regulations that may diverge from the EU legislative regime for medicines and medical devices and their research, development and commercialization. For a two-year period starting January 1, 2021, the UK adopted transitional provisions, which inter alia applied to the importation of medical devices into the UK and the acceptance of CE-certificates until the end of June 2023, subject to certain registrations with the UK Medicines and Healthcare Products Regulatory Agency. From July 1, 2023, certification under the new UK medical device legislation is required to place products on the market in the UK. Medical devices will need to be registered with the MHRA before they are placed in the UK market. Medical device manufacturers based outside the UK that wish to place a device in the UK market, will need to appoint a single UK Responsible Person, who will act on its behalf to carry out specified tasks, such as registration.

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

CRC is the fourth most common cancer and the second leading cause of cancer deaths in the United States, and is expected to cause about 52,550 deaths during 2023. It is an important issue for the Medicare and the commercial population. Based on 2016-2018 data, approximately 4.1 percent of men and women will be diagnosed with colorectal cancer at some point during their lifetime. In 2018, there were an estimated 1,365,135 people living with colorectal cancer in the United States. In 2022, the National Institutes of Health (NIH) National Cancer Institute (NCI) estimated that there will be over 151,000 new cases of colon and rectal cancer in the United States with a median age at diagnosis of 66 years. Colorectal cancer is most frequently diagnosed among people aged 6 - 74 years (NIH). The American Cancer Society’s estimates for the number of colorectal cancer cases in the United States for 2023 forecast over 153,000 new cases of colon and rectal cancer. From 2013 to 2019, while incidence rates dropped by about 1% each year, there is a rising incidence among younger adults since at least the mid-1990s. From 2012 through 2016, it increased every year by 2% in people younger than 50 and 1% in people 50 to 64. While the death rate from colorectal cancer has been dropping among both men and women for several decades, deaths from colorectal cancer among people younger than 55 have increased 1% per year from 2008 to 2017.

Among all races, African Americans have the highest death rate. Based on data from SEER 17 2012-2018, the five-year relative survival rate was 65.1%. The earlier CRC is detected, the better chance a person has of surviving five years after being diagnosed. For CRC, 37.2% are diagnosed at the local stage. The 5-year relative survival for localized CRC is 90.9%.

COVID-19 caused an unprecedented disruption in cancer prevention efforts, including CRC screening. In general, CRC screening decreased by 28% to as much as 100% in different countries and at different times after the onset of the COVID-19 pandemic. During this period, completion of colonoscopies requiring examination decreased 65.7%, surveillance colonoscopy decreased 44.6 to 79%, prescription colonoscopy decreased 60 to 81%, and referrals to colonoscopy decreased 43%. In a simulation model by Issaka, et al, COVID-19-related reductions in care utilization resulted in an estimated 1,176,942 to 2,014,164 fewer CRC screenings, 8,346 to 12,894 fewer CRC diagnoses, and 6113 to 9301 fewer early-stage CRC diagnoses between 2020 and 2023. To the extent such behavior trends continue post-pandemic, a significant percentage of eligible adults would remain unscreened and our potential addressable market could be materially and adversely affected.

Since the 1990s, Medicare has covered a number of CRC screening tests from non-invasive fecal based tests to colonoscopy, providing a range of choices for patients to choose the most individually suitable modalities.

The cost-effectiveness of a device (or the service in which a device is used) may be a key factor in obtaining third-party payer reimbursement for such device or service, but is not commonly a factor for Medicare. Medicare covers certain CRC screening tests and procedures for Medicare beneficiaries that meet certain eligibility criteria, as authorized by Sections 1861(s)(2)(R) and 1861(pp) of the Social Security Act and regulations at 42 CFR 410.37. However, Medicare coverage of CRC screening tests as defined under Section 1861(pp)(1)(D) states “Such other tests or procedures, and modifications to tests and procedures under this subsection, with such frequency and payment limits, as the Secretary determines appropriate, in consultation with appropriate organizations.” (emphasis added).

A key factor affecting the cost-effectiveness of CRC screening is patient adherence. Adherence is strongly affected by patients’ willingness to use the device (or service incorporating a device) as a screening tool for CRC.

Several models have been designed to demonstrate the cost effectiveness of optical colonoscopy, CTC, fecal testing and capsule endoscopy. Today, several technologies - FOBT / FIT, Flexible Sigmoidoscopy, Optical Colonoscopy, Barium Enema, and multi-target stool DNA - are covered for Medicare beneficiaries meeting certain eligibility criteria for screening for colorectal cancer, while other technologies including CTC, capsule endoscopy, and liquid biopsy are not currently covered by Medicare for CRC screening.

In 2009, the CMS issued a decision memorandum concluding that the evidence was inadequate to support Medicare coverage of CTC for CRC screening because available evidence indicated that screening with CTC would not necessarily result in cost savings at least at current screening compliance rates. CTC was not seen as a tool which could potentially increase patients’ adherence. This procedure involves bowel preparation, as well as insufflations of the colon and the exposure of patients to very significant amount of radiation. Extracolonic incidental findings on CTC are common, with the percentage of participants with extracolonic findings ranging from 58% to 66%. Further, as CTC potentially detects lesions outside of the colon, CMS has no ability to pay for the evaluation of incidental findings in a patient without signs or symptoms unless specifically directed by Congress to do so.

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

Third-party payors in the United States began issuing coverage policies for capsule endoscopy in early 2002, subsequent to FDA approval and availability of the technology. Initially, reimbursement policies provided coverage for capsule endoscopy of the small bowel only for the diagnosis of obscure gastrointestinal bleeding. Subsequently, reimbursement coverage has been expanded to include other diagnoses and as of December 31, 2023, approximately 300 million people in the United States have coverage of this technology for a number of capsule endoscopy of the small bowel indications including obscure gastrointestinal bleeding, suspected Crohn’s disease, suspected small bowel tumors, celiac disease and other small bowel pathologies.

Currently, there is no Medicare, Medicaid, or commercial insurance reimbursement for capsule endoscopy of the colon in the United States for CRC screening, despite the availability of CPT code 91113 Gastrointestinal tract imaging, intraluminal (e.g., capsule endoscopy), colon, with interpretation and report, which became effective January 1, 2022.

In February 2020, CMS received a formal request for a national coverage determination from Epigenomics to consider coverage of Epi proColon, one example of a blood-based biomarker screening test for CRC. Over the last several years, blood-based biomarker tests have emerged as another potential non-invasive option for the early detection of CRC. A blood-based biomarker (biological marker in the patient’s blood) is a measurable DNA, RNA or protein component that indicates disease, in this case cancer. Blood-based cancer biomarkers include but are not limited to specific gene mutations, methylation of genes, and antigens. The blood-based biomarker that is measured in a person’s blood can be an indicator of a process, such as disease risk or progression, like progression to CRC, thought to be correlated with a long term outcome, such as mortality. It is typically easier to measure a biomarker than the true outcome of interest, such as mortality from colorectal cancer. However, the biomarker might not be a good surrogate for and not well correlated with the clinical outcome of interest, such as cancer survival or mortality, or it might not identify a patient early enough to alter the clinical course of disease. One example test, Epi proColon, functions as a blood-based CRC screening test by identifying the circulating mSEPT9 (Septin9) gene in cell-free DNA isolated from plasma. CRC tumors have an increased likelihood of exhibiting aberrant methylation at the promoter region of the SEPT9 gene DNA.

In the past CRC screening NCDs, CMS has discussed appropriate test performance criteria such as point sensitivity and specificity compared to colonoscopy. The determination of appropriateness is similar to the consideration of what is appropriate for the device to be, “at least as beneficial as an existing and available medically appropriate alternative.” Through the evaluation of evidence from published studies, the clinical data for the device must reach the threshold for being appropriate. The direct evidence suggests that there is clinical utility in using FOBT and FIT for early detection of CRC because these tests reduce mortality of the disease. Conversely, there is no direct evidence on outcomes such as mortality for blood-based biomarker tests used in screening for colorectal cancer. By comparing the test performance characteristics, defined as sensitivity, specificity, and positive predictive value, of new screening tests to gFOBT or FIT, CMS can assess whether blood-based tests might translate into similar reductions in disease mortality for Medicare beneficiaries. Thus, if the sensitivity and specificity of the new screening tests are as good as or better than the sensitivity and specificity of gFOBT or FIT, then there is indirect evidence suggesting that the new blood-based biomarker tests may reduce colorectal cancer mortality.

In January 2021, CMS updated National Coverage Determination 210.3, stating that, effective for dates of service on or after January 19, 2021, a blood-based biomarker test is covered as an appropriate CRC screening test once every 3 years for Medicare beneficiaries (i) when performed in a Clinical Laboratory Improvement Act (CLIA)-certified laboratory, (ii) when ordered by a treating physician and (iii) when all of the following requirements are met: The patient is: age 50-85 years; and, asymptomatic (no signs or symptoms of colorectal disease including but not limited to lower gastrointestinal pain, blood in stool, positive guaiac fecal occult blood test or fecal immunochemical test); and, at average risk of developing CRC (no personal history of adenomatous polyps, CRC, or inflammatory bowel disease, including Crohn’s Disease and ulcerative colitis; no family history of CRC or adenomatous polyps, familial adenomatous polyposis, or hereditary nonpolyposis CRC). The blood-based biomarker screening test must have all of the following: FDA market authorization with an indication for CRC screening; and, proven test performance characteristics for a blood-based screening test with both sensitivity greater than or equal to 74% and specificity greater than or equal to 90% in the detection of CRC compared to the recognized standard (accepted as colonoscopy at this time), as minimal threshold levels, based on the pivotal studies included in the FDA labeling.

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

In July 2022, a group of CRC survivors, patient advocates, and life-science professionals met to discuss opportunities for stakeholders to improve access to treatment and screening in the US. Joined by White House Cancer Moonshot Coordinators, the group centered discussion on three initiatives:

●	CRC education and awareness as part of First Lady Jill Biden’s cancer screening messaging efforts,

●	Comprehensive CRC screening solutions supporting current screening tools, enabling the workgroup to reach underserved communities,

●	Building on previous successes of the CDC’s Colorectal Cancer Control Program (CRCCP).

In December 2022, Guardant Health released results from ECLIPSE (Evaluation of ctDNA LUNAR Assay In an Average Patient Screening Episode), an over 20,000 patient registrational study evaluating the performance of its blood test for detecting colorectal cancer (CRC) in average-risk adults. The test demonstrated 83% sensitivity in detecting individuals with CRC. Specificity was 90% in both individuals without advanced neoplasia and in those who had a negative colonoscopy result. This test also demonstrated 13% sensitivity in detecting advanced adenomas. In this study, two configurations of a multimodal blood-based screening test were evaluated independently - a cell-free DNA (cfDNA)-only test and a cfDNA test with protein biomarkers. The announced results were derived from the cfDNA-only test, which outperformed the cfDNA test with protein biomarkers. Based on these study results, Guardant Health submitted its PMA application for its blood test for detecting CRC in March 2023. The FDA has scheduled to review the PMA application on May 23, 2024.

In January 2023, Geneoscopy Inc., released results from the CRC-PREVENT trial - a pivotal clinical trial evaluating the efficacy of its noninvasive, stool-based, at-home diagnostic screening test to detect colorectal cancer (CRC) and advanced adenomas (AA) in average-risk individuals. The CRC-PREVENT trial included 8,289 individuals with diverse racial, ethnic, and socioeconomic backgrounds across more than 2,900 zip codes in all lower 48 states, with colonoscopies performed in more than 3,800 endoscopy centers. Efficacy results from the study demonstrated 94% sensitivity for detecting CRC, 45% sensitivity for detecting advanced adenoma (AA), and 88% specificity for no findings on a colonoscopy. The company submitted a PMA application to the FDA in January 2023. In November 2023, Geneoscopy Inc. announced a strategic collaboration with Labcorp to distribute the CRC screening test once approved by the FDA.

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

C. Organizational Structure

On May 15, 2015, we formed our wholly-owned subsidiary Check-Cap US, Inc., a Delaware corporation.

D. Property, Plants and Equipment

Our manufacturing operations are conducted at our facility located in Isfiya, Israel and in our own X-ray production line in Petach Tikva. On January 26, 2021, we entered into the Amended Lease Agreement, according to which, effective as of April 1, 2021, we leased a total of approximately 1,550 square meters at our facility located in Isfiya, Israel. The Amended Lease Agreement expired on December 31, 2023. Monthly rental expenses under the lease agreement are $16,100. Prior to entering into the Amended Lease Agreement, we leased approximately 900 square meters at the same facility under a lease agreement, originally scheduled to expire on May 31, 2022. Following the determination of our Board of Directors on June 6, 2023 to discontinue our clinical studies, we did not extend the Amended Lease Agreement that expired on December 31, 2023. However, on November 11, 2023, we agreed with the lessor to lease part of the premises in Isfiya until February 29, 2024, for a monthly rental fee of $8,300. On April 15, 2024, we and the lessor agreed on extending the lease of the New Leased Premises for a two years period commencing on March 1, 2024, for a monthly rental fee of $8,300. We may terminate such lease upon a 60 days prior notice to the lessor.

On December 30, 2021, we entered into the Sub-lease Agreement with one of our suppliers, according to which we leased approximately 70 square meters laboratory space for the production of certain components, at the supplier’s premises in Petach Tikva, Israel. The Sub-lease Agreement entered into effect on September 21, 2022, after receipt of certain permits including a business license from Petach Tikva municipality. The Sub-lease Agreement was due to expire on January 31, 2025. We had the right to terminate the Sub-lease Agreement at any time, upon at least 90 days prior written notice. The Sub Lease Agreement was part of an amended service agreement with the supplier for certain additional services. Total monthly rental expenses under the Sub-lease Agreement and the payment for such other services was $26,900. As the Sub-lease Agreement is part of a service agreement with the supplier, management was required to evaluate the fair market amount attributed to the lease per month and based on its estimations, the amount allocated to the lease was approximately $2,800 and the portion allocated to monthly services was $24,100. Following the determination of our Board of Directors on June 6, 2023 to discontinue our clinical studies, on June 8, 2023, we terminated the Sub-lease Agreement and such service agreement in Petach Tikva, and the Sub-lease Agreement terminated on September 8, 2023.

On March 1, 2022, we entered into a lease agreement of certain offices in Petach Tikva Israel, according to which, we leased approximately 140 square meters offices, The lease agreement expired on February 28, 2024, and we had an option to extend the lease period for two additional periods of one year each. Total monthly rental expense under the lease agreement was approximately $1,700. In September 2023, the office lease agreement in Petach Tikva was terminated by the parties.

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

We believe that our current facilities are adequate to meet our current needs for the clinical phase of our development. See Item 4B “Information on Our Company - Business Overview - Manufacturing and Suppliers.”

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

Overview

We are a clinical stage medical diagnostics company aiming to redefine CRC screening through the introduction of C-Scan®, a screening test designed to detect polyps before they may transform into cancer to enable early intervention and cancer prevention. The disruptive capsule-based screening technology aims to increase screening adherence worldwide and enable people to stay healthy. The system utilizes ultra-low-dose X-rays to scan the inner lining of the colon for precancerous polyps, and other structural abnormalities. CRC is the third most commonly diagnosed cancer, with more than 1.9 million new cases identified every year globally. Nearly 935,000 deaths occur annually worldwide as a result of CRC. While approximately 0.5% of the average-risk screening population presents with cancerous polyps in the colon and rectum at any given time, approximately 25% of the same population presents with benign polyps that could potentially turn into cancer over time. It can take up to 10 years before a pre-cancerous polyp develops into invasive cancer. As such, there is a crucial detection window for the prevention of colorectal cancer, through the detection of these benign polyps. While routine screening is recommended by The American Cancer Society for healthy people aged 45 years and older, screening adherence remains low. Currently, colonoscopy is the gold standard for the detection of colorectal polyps, but about 1 in 3 adults among the targeted screening population avoids having a colonoscopy in the U.S., and adherence in other regions of the world such as Europe and Asia is even lower, due to the invasiveness of the procedure and bowel preparation. Most patient-friendly CRC screening tests currently available, or poised to enter the market, such as fecal or liquid biopsy tests, are primarily designed to detect cancer and demonstrate low sensitivity in detecting pre-cancerous polyps. As such, they do not necessarily provide patients with the time window to pre-empt the disease. C-Scan is non- invasive and requires no preparation or sedation, allowing the patients to continue their daily routine with no interruption as the capsule is propelled through the gastrointestinal tract by natural motility. C-Scan is comprised of three main components: (1) C-Scan Cap, an ingestible X-ray scanning capsule; (2) C-Scan Track, three miniaturized patches worn on the patient’s back for integrated positioning, control and data recording; and (3) C-Scan View, a proprietary software to process and represent 2D and 3D maps of the inner surface of the colon. We believe that this solution has the potential to become an alternative for both physicians and patients and to increase the number of people completing CRC screening.

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

Since our inception, we have devoted substantially all of our efforts to research and development, clinical trials, recruiting management and technical staff, acquiring assets and raising capital. We are still in the development and clinical stage and have not yet generated revenues. We have generated significant losses to date, and we expect to continue to generate losses for at least the next several years as we continue our investment in research and development and clinical trials in order to complete the development of C-Scan and to attain regulatory approvals, manufacturing scale up, begin the commercialization efforts for our products, increase our marketing and selling expenses, and incur additional costs as a result of being a public company in the United States. We have incurred losses of $17.6 million and $19.1 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we had accumulated deficit of approximately $144.9 million. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability.

We have funded our operations to date primarily through equity financings, sales of our ordinary shares and warrants, the exercise of warrants and other funding transactions and through grants from the IIA. Our financing activities are described below under “Liquidity and Capital Resources.”

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

The initiation of the powered portion of the U.S. pivotal study was dependent upon successful completion of the calibration portion of the U.S. pivotal study. On March 21, 2023, we announced that following our internal assessment of the clinical data collected from the calibration studies until such date, we had determined that the most recent efficacy results from our calibration studies did not meet the goal to proceed to the powered portion of the U.S. pivotal study and, as such, the initiation of the second part of the U.S. pivotal study that was expected in mid-2023 was also temporarily postponed.  On June 6, 2023, we announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, we were reducing our workforce significantly to reduce cash burn, concentrating our resources on essential research activities, discontinuing our calibration studies, and evaluating and pursuing strategic options. As a result of our evaluation and pursuit of strategic options, on March 25, 2024, we entered into a business combination agreement with Nobul. In May 2024, we reimbursed Nobul $3,808,815 pursuant to the provisions of the Nobul BCA. If the Business Combination is consummated, Check-Cap’s ordinary shares will be delisted from Nasdaq and deregistered under the Securities Exchange Act of 1934 and Check-Cap will no longer be required to file periodic reports with the U.S. Securities and Exchange Commission.

For a more detailed description of our business and plans, see Item 4B “Information on Our Company - Business Overview.”

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

Operating Cost and Expenses

Our operating costs and expenses are classified into two categories: research and development expenses and general and administrative expenses. For each category, the largest component is personnel costs, which consists of salaries, employee benefits and share-based compensation. Operating costs and expenses also include allocated overhead costs for depreciation of equipment. Operating costs and expenses are generally recognized as incurred. On March 21, 2023, we announced that following our internal assessment of the clinical data collected from the calibration studies until such date, we had determined that the most recent efficacy results from our calibration studies did not meet the goal to proceed to the powered portion of the U.S. pivotal study and, as such, the initiation of the second part of the U.S. pivotal study that was expected in mid-2023 was also temporarily postponed. On June 6, 2023, we announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, we were reducing our workforce significantly to reduce cash burn, concentrating our resources on essential research activities, discontinuing our calibration studies, and evaluating and pursuing strategic options. Despite these measures, we expect personnel costs and operating costs to continue to constitute a significant portion of our expenses.

Research and Development Expenses, Net

Research and development activities have been central to our business model. Our total research and development expenses, net of participations in the years ended December 31, 2023, 2022, and 2021 were approximately $8.3 million, $14.3 million, and $12.3 million, respectively. All research and development expenses are expensed as incurred. In anticipation of the initiation of the strategic development plan, management terminated the majority of our research and development activities. For additional information, see “Information on Our Company - Business - Research and Development.”

Research and development expenses consist primarily of costs incurred for our development activities, including:

●	employee-related expenses for research and development staff (including research and development, clinical, operations, production and Q&A staff), including salaries, benefits and related expenses, share-based compensation and travel expenses;

●	payments associated with clinical activities including payments made to third-party CROs, investigative sites, patients, materials and consultants;

●	payments associated with the development activities of our advanced C-Scan system and non-clinical activities, including payments made to third-party subcontractors, providers and consultants;

●	manufacturing development costs and manufacturing scale up costs;

●	costs associated with regulatory operations;

●	facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities; and

●	costs associated with obtaining and maintaining patents.

Our research and development expenses, net, are net of grants for the research and development for C-Scan and for the transition from research and development to manufacturing that we have received from the Government of Israel through the IIA. Under the terms of the Innovation Law as currently in effect, in exchange for the research and development grants we received, we are required to pay the IIA royalties from our revenues up to an aggregate of 100% (which may be increased under certain circumstances) of the U.S. dollar-linked value of the grant, plus interest at the rate of 12-month LIBOR. Pursuant to regulations under the Innovation Law, the rate of royalty repayment is 3% or 4% of revenues (which may be increased under certain circumstances) from sales of products and services based on know-how funded by the IIA research and development grants we have received. As of December 31, 2023, we had received funding from the IIA for the research and development of C-Scan in the aggregate amount of approximately $5.6 million. As of December 31, 2023, we had not paid any royalties to the IIA and had a contingent obligation to the IIA in respect of such research and development grants in the amount of approximately $6.2 million. In addition, in January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing. The final IIA grant amounted to $620,000 (NIS 2.25 million) (along with a co- investment by us of the same amount), which we are not required to repay to the IIA, subject to the terms and conditions set forth in the grant approval, of which we received approximately $225,000 (NIS 816,075) in February 2023, $82,000 (NIS 297,414) in January 2022 and $349,000 (NIS 1,265,823) in 2021. For additional information regarding the IIA grants, see Item 10E “Additional Information - Taxation - Israeli Tax Considerations and Government Programs - The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly the Encouragement of Industrial Research and Development Law, 5744-1984).” There can be no assurance that we will continue to receive grants from the IIA in amounts sufficient for our operations, if at all. See also Item 3D “Key Information - Risk Factors- Risks Related to Our Operations in Israel-Pursuant to the terms of the Israeli government grants we received for research and development expenditures, we are obligated to pay certain royalties on our revenues to the Israeli government. In addition, the terms of the Israeli government grants we received require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events.”

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and other related costs, including share-based compensation expense, for persons serving as our directors and executives, finance, legal, human resources and administrative personnel, professional service fees, directors’ and officers’ liability insurance and other general corporate expenses, such as communication, office and travel expenses. Based on our current plans, we expect that our general and administrative expenses will slightly decrease in 2024; however, we expect general and administrative expenses to increase in the future, in part due to costs associated with being a public company in the United States, including compliance under the Sarbanes-Oxley Act of 2002 and rules promulgated by the U.S. Securities and Exchange Commission. These public company-related expenses include costs of additional legal fees, accounting and audit fees, directors’ and officers’ liability insurance premiums and costs related to investor relations.

Finance Income, net

Our finance income, net in fiscal year 2023, 2022, and 2021 consists primarily of interest earned on our cash equivalents and short-term bank deposits and changes in provision for royalties.

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

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carryforward tax losses totaling approximately $27.7 million as of December 31, 2023. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. However, a tax loss that can be utilized in a certain tax year cannot be carried forward to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Under the Law for the Encouragement of Capital Investments, 5719-1959 and other Israeli legislation, we may be entitled to certain additional tax benefits, including reduced tax rates, accelerated depreciation and amortization rates for tax purposes on certain assets, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes. See Item 10E “Additional Information - Taxation- Israeli Tax Considerations and Government Programs” for additional information concerning these tax benefits.

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

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

	Year Ended December 31,
	2023	2022
	(US$ in thousands, except per share data)
Research and development expenses, net	$8,311	$14,271
General and administrative expenses	9,550	5,763
Impairment of fixed assets	1,426	-
Operating loss	19,287	20,034
Finance income, net	1,719	926
Net loss	$17,568	$19,108

Operating Loss. Our operating loss for the year ended December 31, 2023 was approximately $19.3 million, as compared with approximately $20.0 million for the year ended December 31, 2022, a decrease of approximately $0.7 million, or 3.5%. The decrease was primarily attributable to the $6.0 million decrease in research and development expenses, net, for the year ended December 31, 2023, offset in part by the $3.8 million increase in general and administrative expenses and the impairment of fixed assets in the amount of $1.4 million for the year ended December 31, 2023.

Finance Income, net. Our finance income, net for the year ended December 31, 2023 was approximately $1.7 million, as compared to approximately $0.9 million for the year ended December 31, 2022, an increase of approximately $0.6 million. The increase in our finance income, net is primarily due to an increase of $0.7 million of interest income on short-term deposits and other recorded for the year ended December 31, 2023, as compared to the year ended December 31, 2022, offset in part by a $0.2 million decrease in exchange rate differences recorded for the year ended December 31, 2023, as compared to the year ended December 31, 2022.

Net loss. Our net loss for the year ended December 31, 2023 was approximately $17.6 million, as compared to approximately $19.1 million for the year ended December 31, 2022, a decrease of $1.5 million.

	2023	2022	Change
	(US$ in thousands)
Salaries and related expenses	$4,926	$8,257	$(3,331)
Share-based compensation	(144)	493	(637)
Materials	1,530	2,258	(727)
Subcontractors and consultants (*)	800	1,375	(575)
Depreciation	121	289	(173)
Cost for registration of patents	78	140	(62)
Other research and development expenses(*)	983	1,681	(697)
Total research and development expenses	8,294	14,493	(6,202)
Less participation of the IIA (formerly the OCS)	17	(225)	239
Total research and development expenses, net	$8,311	$14,271	$(5,963)

Research and Development Expenses, net. Research and development expenses, net for the year ended December 31, 2023 were approximately $8.3 million, as compared with approximately $14.3 million for the year ended December 31, 2022, a decrease of $6 million or 42.0%. The decrease in research and development expenses, net between 2023 and 2022 was primarily due to (i) a decrease of approximately $3.3 million in salary and related expense, mainly as a result of a reduction in head count, (ii) a decrease of approximately $0.6 million in subcontractors and consultants, (iii) a decrease of approximately $0.6 million in share-based compensation, (iv) a decrease of approximately $0.7 million in other research and development expenses, and (iv) a $0.7 million decrease in material expenses.

	2023	2022	Change
	(US$ in thousands)
Salaries and related expenses	$2,055	$1,784	$271
Share-based compensation	87	386	(299)
Professional services*	4,383	1,092	2,911
Office rent and maintenance	235	246	(11)
Depreciation	88	116	(47)
Other general and administrative expenses	2,702	2,139	(980)
Total general and administrative expenses	$9,550	$5,763	$1,845

*	Professional services expenses include costs related to the Keystone BCA.

General and Administrative Expenses. Our general and administrative expenses for the year ended December 31, 2023 were approximately $9.6 million, as compared to approximately $5.8 million for the year ended December 31, 2022, an increase of $3.8 million, or 65.7%. The increase in general and administrative expenses is primarily due to a $3.3 million increase in professional services expenses as a result of the evaluation and pursuing of strategic options, a $0.6 million increase in other general and administrative expenses, mainly associated with directors’ and officers’ liability insurance, and a $0.3 increase in salaries and related expenses, offset in part by a $0.3 million decrease in share-based compensation expenses.

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

	2022	2021	Change
	(US$ in thousands)
Salaries and related expenses	$8,257	$7,428	$829
Share-based compensation	493	329	164
Materials	2,258	3,020	(762)
Subcontractors and consultants (*)	1,375	820	555
Depreciation	289	169	120
Cost for registration of patents	140	153	(13)
Other research and development expenses(*)	1,681	861	820
	14,493	12,780	1,713
Less participation of the IIA (formerly the OCS)	(225)	(431)	209
Total research and development expenses, net	$14,271	$12,349	$1,922

(*)	Reclassified

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

B. Liquidity and Capital Resources

Sources of Liquidity

To date, we have funded our operations primarily through equity financings consummated prior to our initial public offering, our initial public offering, private placements, registered direct and underwritten public offerings, our warrant exercise transaction and grants that we received from the IIA (formerly the OCS) and the BIRD Foundation. As of December 31, 2023, we had approximately $8.8 million cash and cash equivalents, including restricted cash, and had invested most of our available cash in short term bank deposits.

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

On July 2, 2021, we consummated a registered direct offering of 1,296,297 ordinary shares and warrants to purchase up to 1,296,297 ordinary shares, or the July 2021 Offering. Each ordinary share was sold together with one warrant to purchase one ordinary share at a combined purchase price of $27 per share and accompanying warrant, for aggregate gross proceeds of approximately $35,000,000, excluding any proceeds that may be received upon exercise of the warrants. Each warrant was immediately exercisable and the exercised period expired on January 2, 2024. The exercise price of each warrant was $30 per ordinary share, subject to adjustment as set forth therein. The warrants were exercisable on a cashless basis if at the time of exercise thereof, there was no effective registration statement registering the issuance or resale of ordinary shares underlying the warrants. The ordinary shares and the warrants were separable and were issued separately, but purchased together in the July 2021 Offering. We paid the placement agent an aggregate fee equal to 7.0% of the gross proceeds of the offering and a management fee of 1.0% of the gross proceeds of the offering. We also agreed to pay a non-accountable expenses allowance of $25,000, fees and expenses up to $100,000, and a clearing fee of $15,950. In addition, issued to the placement agent or its designees warrants to purchase up to a total of 5.0% of the aggregate number of ordinary shares sold in the transaction, or warrants to purchase up to 64,815 ordinary shares, substantially on the same terms as the warrants issued to the investors in the private placement, except that the placement agent warrants had an exercise price of $33.75 per share (which represented 125% of the investors’ purchase price per share and accompanying warrant). Upon any exercise of the warrants for cash, we agreed to pay the placement agent a total cash fee equal to 7.0% of the aggregate gross proceeds from the exercise of the warrants, a management fee equal to 1.0% of the aggregate gross proceeds from the exercise of the warrants, and warrants to purchase up to 5.0% of the number of ordinary shares issued upon the cash exercise of the warrants.

On March 3, 2022, we consummated a registered direct offering of 1,000,000 ordinary shares and warrants to purchase up to 750,000 ordinary shares, or the March 2022 Offering. Each ordinary share was sold together with one warrant to purchase 0.75 ordinary share at a combined purchase price of $10 per share and accompanying warrant, for aggregate gross proceeds of $10,000,000, excluding any proceeds that may be received upon exercise of the warrants. Each warrant was immediately exercisable and would expire on March 3, 2027. The exercise price of each warrant was $13 per ordinary share, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there was no effective registration statement registering the issuance or resale of ordinary shares underlying the warrants. The ordinary shares and the warrants are separable and were issued separately, but purchased together in this offering. We agreed to pay the placement agent an aggregate fee equal to 7.0% of the gross proceeds of the offering, a management fee of 1.0% of the gross proceeds of the offering, a non-accountable expenses a of $70,000, and a clearing fee of $15,950. In addition, we agreed to issue to the placement agent or its designees warrants to purchase up to a total of 5.0% of the aggregate number of ordinary shares sold in the transaction, or warrants to purchase up to 50,000 ordinary shares, substantially on the same terms as the warrants issued to the investors in the private placement, except that the placement agent warrants would have an exercise price of $12.5 per share (which represents 125% of the investors’ purchase price per share and accompanying warrant) and expiration date of March 1, 2027. Upon any exercise of the warrants for cash, we agreed to pay the placement agent a total cash fee equal to 7.0% of the aggregate gross proceeds from the exercise of the warrants, a management fee equal to 1.0% of the aggregate gross proceeds from the exercise of the warrants, and warrants to purchase up to 5.0% of the number of ordinary shares issued upon the cash exercise of the warrants. Simultaneously with this offering, we entered into a warrant amendment agreement, or the Warrant Amendment Agreement, with the investors in the March 2022 Offering. Pursuant to the Warrant Amendment Agreement, certain warrants to purchase up to an aggregate 926,297 of our ordinary shares that were issued to the investors in the July 2021 Offering were amended to have a reduced exercise price of $13 per share and the term of exercise was extended to January 2, 2025. As of December 31, 2023, warrants to purchase 24,210 ordinary shares held by certain investors and warrants to purchase 10,173 ordinary shares held by the placement agent were outstanding. As of the publication date of the financial statements in May 2024, the warrants which expired in February 2024 are not exercisable.

Since our inception through December 31, 2023, we had received funding from the IIA for research and development of C-Scan in the aggregate amount of approximately $5.6 million, of which $31,000 was received in the year ended December 31, 2020. We did not receive IIA funding for research and development for the years ended December 31, 2023 and 2022. As of December 31, 2023, we had not paid any royalties to the IIA and had a contingent obligation to the IIA with respect to such funding in the amount of approximately $6.2 million. In addition, in January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing. The final IIA grant amounted to $620,000 (NIS 2.25 million) (along with a co-investment by us of the same amount), which we are not required to repay to the IIA, subject to the terms and conditions set forth in the grant approval, of which we received approximately $225,000 (NIS 816,075) in February 2023, $82,000 (NIS 297,414) in January 2022 and $349,000 (NIS 1,265,823) in 2021. Royalties associated with the grant plan mentioned are not anticipated to be payable in the foreseeable future and have been accounted for as a reduction in research and development expenses in the corresponding years.

On July 13, 2014, we entered into a cooperation and project funding agreement with the BIRD Foundation and Synergy and during 2014-2017, we, together with Synergy, had received funding from the BIRD Foundation in the aggregate amount of approximately $127,000. We do not anticipate to receive additional funding from the BIRD Foundation for the project, which is no longer active. As of December 31, 2023, the Company had not paid any royalties to the BIRD Foundation and had a contingent obligation to the BIRD foundation in the amount of approximately $209,000. Royalties associated with the grant plan mentioned are not anticipated to be payable in the foreseeable future and have been accounted for as a reduction in research and development expenses in the corresponding years.

We are a clinical and development-stage medical diagnostics company and have not yet generated revenues. We have incurred net losses in each fiscal year since we commenced operations in 2009. We incurred net losses of $17.6 million, $19.1 million, and $17.2 million in 2023, 2022, and 2021, respectively. As of December 31, 2023, our accumulated deficit was $144.9 million. The extent of our future operating losses and the timing of becoming profitable are uncertain.

We recently discontinued the calibration studies and do not plan to commence the powered portion of our U.S. pivotal study and are concentrating our resources on our essential research activities and strategic alternatives. Based on such plan, we believe that current cash on hand will be sufficient to fund our ongoing operations and plans for the next 12 months and into fiscal 2025. We expect that we will continue to generate losses from our research and development and clinical trials, regulatory activities, manufacturing infrastructure and commercialization efforts of C-Scan, which will result in a negative cash flow from operating activity. The actual amount of cash that we will need to operate is subject to many factors, including, but not limited to, the initiation, timing, progress and results of our clinical trials and other product development efforts along with cost to commercialize our product. See “Information on Our Company – Business – Overview of Our Company.”

As we continue to conserve cash and evaluate strategic alternatives, including the Business Combination, we anticipate that we will need to raise substantial additional financing in the future to fund our operations. In order to meet these additional cash requirements, we may incur debt, license certain intellectual property, and seek to sell additional equity or convertible securities that may result in dilution to our shareholders. If we raise additional funds through the issuance of equity or convertible securities, these securities could have rights or preferences senior to those of our ordinary shares and could contain covenants that restrict our operations. There can be no assurance that we will be able to obtain additional equity or debt financing on terms acceptable to us, if at all. Our future capital requirements will depend on many factors, including:

●	our ability to obtain funding from third parties, including any future collaborative partners;

●	the scope, rate of progress and cost of our clinical trials and other research and development programs;

●	the time and costs required to gain regulatory approvals;

●	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

●	the costs of filing, prosecuting, defending and enforcing patents, patent applications, patent claims, trademarks and other intellectual property rights;

●	any product liability or other lawsuits related to our product;

●	the expenses needed to attract and retain skilled personnel;

●	the costs and timing of future commercialization activities, including product manufacturing, marketing, sales, and distribution;

●	the revenue, if any, received from commercial sales of our product;

●	the general and administrative expenses related to being a public company;

●	the effect of competition and market developments

●	future clinical trial results; and

●	the political and security situation in Israel.

Historical Cash Flows

The following table summarizes our statement of cash flows for the years ended December 31, 2023, 2022, and 2021.

	Year Ended December 31,
	2023	2022	2021
	US$ (in thousands)
Net cash used in operating activities	$(16,954)	$(18,707)	$(16,264)
Net cash used in investing activities	$21,356	$(12,508)	$(16,006)
Net cash provided by financing activities	$-	$8,850	$51,024

Operating Activities

Net cash used in operating activities for the year ended December 31, 2023 was $17.0 million, as compared to $18.7 million for the year ended December 31, 2022. The decrease in net cash used in operating activities in 2023 was attributable primarily to the decrease in net loss of $1.5 million, offset in part by the decrease in prepaid and other current assets and non-current assets of $0.5 million and the decrease in trade accounts payable, accruals and other current liabilities of $0.9 million, as compared to 2022. Net cash used in operating activities for the year ended December 31, 2022 was $18.7 million, as compared to $16.3 million for the year ended December 31, 2021. The increase in net cash used in operating activities in 2022 was attributable primarily to the increase in operating loss and due to a decrease of accruals on account of employee compensation and a decrease of trade accounts payable, accruals and other current liabilities, offset in part by a decrease in prepaid and other current assets and non-current assets, as compared to 2021.

Investing Activities

Net cash flows from investing activities for the year ended December 31, 2023 was $21.4 million, comprised primarily of changes in short-term bank deposits in the amount of $21.4 million. Net cash used in investing activities for the year ended December 31, 2022 was $12.5 million, comprised primarily of investment in short-term bank deposits in the amount of $12.0 million and purchase of property and equipment in the amount of $0.5 million. Net cash used in investing activities for the year ended December 31, 2021 was $16.0 million, comprised primarily of investment in short-term bank deposits in the amount of $15 million and purchase of property and equipment in the amount of $1.0 million.

Financing Activities

There was no net cash provided by financing activities for the year ended December 31, 2023. Net cash provided by financing activities for the year ended December 31, 2022 was $8.9 million, comprised of net proceeds from the issuance of ordinary shares in the March 2022 registered direct offering. Net cash provided by financing activities for the year ended December 31, 2021 was $51.0 million, comprised primarily of net proceeds of $31.8 million from the issuance of ordinary shares in the July 2021 registered direct offering and $19.2 from exercise of warrants during the first quarter of 2021.

We expect that our sources of cash for the year ended December 31, 2024 will include cash held in our bank accounts and may include proceeds from the exercise of warrants.

Capital and Operating Expenditures

We expect to incur losses from operations for the foreseeable future.

Our expected future expenditures related to product, clinical and regulatory clearances include the following:

●	completion of the clinical development of C-Scan;

●	conducting clinical trials in the United States and other territories for purposes of regulatory approval and post-marketing validation;

●	development of advanced version and future generations of C-Scan and future products;

●	FDA and additional regulatory filing activities in countries we intend to commercialize our system;

●	Manufacturing scale up costs; and

●	Capital expenditures.

On March 21, 2023, we announced that following our internal assessment of the clinical data, we determined that the most recent efficacy results from our calibration studies did not meet the goal to proceed to the powered portion of the U.S. pivotal study and, as such, the initiation of the second part of the U.S. pivotal study that was expected in mid-2023 was also temporarily postponed.  On June 6, 2023, we announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, we were reducing our workforce significantly to reduce cash burn, concentrating our resources on essential research activities, discontinuing our calibration studies, and evaluating and pursuing strategic options. As a result of our evaluation and pursuit of strategic options, on March 25, 2024, we entered into a business combination agreement with Nobul.

In the event we are unable to successfully raise additional capital or consummate the Business Combination, we will not have sufficient cash flows and liquidity to finance our remaining and essential business operations as currently contemplated. Accordingly, such sufficient financing is not received timely, we would then need to pursue a plan to license or sell our assets, seek to be acquired by another entity, cease operations and/or seek bankruptcy protection.

See Item 3D “Key Information - Risk Factors-Risks Related to Our Financial Position.”

We have operating lease obligations consisting of payments pursuant to a lease agreement for office facilities in effect as of December 31, 2023, as well as lease agreements for vehicles, which generally run for a period of three years. See Note 5 to our audited consolidated financial statements presented elsewhere in this Annual Report.

Royalties provision

Provision for royalties to an ASIC designer

In December 2007, we entered into an agreement for the development of an ASIC component to be used as an amplifier for the capture of signals at low frequencies from X-ray detectors contained in our product. The ASIC developer is entitled to receive royalties from us in the amount of €0.5 (approximately $0.53) for every ASIC component that we will sell, up to €200,000 (approximately $213,299). The net present value of the royalty liability to the ASIC designer is dependent upon our management estimates and assumption as to future product shipments and interest rates used to calculate the present value of the cash payments required to repay the royalties to the ASIC designer. In calculating the present value of future royalty payments to the ASIC designer, we used a discount factor of 17.6%, commensurate with our risk at the date of initial recognition of the liability. Any updates in the expected product shipments and the liability will be recorded to profit and loss each period.

As more information is gathered to assist our management in making forecasts, the liability will be updated.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last three years pursuant to those programs, see Item 4B “Information on Our Company-Business Overview-Research and Development.”

D. Trend Information

Our results of operations and financial condition may be affected by various trends and factors discussed in Item 3D “Key Information-Risk factors,” Item 4 “Information on Our Company” and elsewhere in this Item 5 “Operating and Financial Review and Prospects.”

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

We use the Black-Scholes-Merton option-pricing model for our share-based awards. The option-pricing model requires a number of assumptions, of which the most significant are the fair market value of the underlying ordinary shares, expected share price volatility and the expected option term. In the year ended December 31, 2023, 2022 and 2021, expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected term of the options.

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

Equity

In the years ended December 31, 2023 and December 31, 2022, we completed certain financing transactions in which we issued ordinary shares and warrants. The warrants are immediately exercisable at a fixed exercise price per ordinary share, subject to certain adjustments and will expire on the expiring date as determined in the applicable warrant. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. We analyzed the terms of the warrants and concluded that the terms of the warrants did not include features that would preclude equity classification. Therefore, we classified the warrants as equity.

Recent Accounting Pronouncements

See Note 2 to our audited consolidated financial statements presented elsewhere in this Annual Report for a description of the recent accounting policies.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The following table sets forth information for our executive officers and directors as of April 30, 2024. Unless otherwise stated, the address for our directors and executive officers is c/o Check-Cap Ltd., 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel.

Name(1)	Age	Position(s)
Saar Levi	57	Interim Chief Executive Officer
Iris Even-Tov	54	Interim Chief Financial Officer
Paul Medeiros	56	Chairman of the Board of Directors
David Lontini	43	Director
Daniel Kokiw	51	Director
Kyla Falkiner	47	Director
Michael Hutton	52	Director

(1)	Shareholders of the Company approved the removal of Mr. Idan Ben-Shitrit from his position as a member of the Board at the extraordinary general meeting of shareholders of the Company held on April 25, 2024.

Executive Officers and Directors

Saar Levi has served as our Interim Chief Executive Officer since March 17, 2024. Mr. Levi’s has over 20 years of prior experience in fintech, banking and capital markets. He has a proven track record of success in leadership, executing strategic plans, managing daily operations and establishing successful partnerships. Mr. Levi’s most recent role involved serving as CEO of Advanced Financial Products LTD, a start-up company that creates sophisticated financial products with a focus on transforming non-fungible assets into a financially tradable asset class. Under this role, Mr. Levi was responsible for overseeing strategy, development, fundraising and strategic collaborations with top-tier companies. Mr. Levi also served as CEO of Cedex Holding & Trading LTD., a FinTech company that combines proprietary and Blockchain technologies to develop a global digital commodities exchange. As the CEO at Cedex Holding & Trading LTD, Mr. Levi was in charge of developing the company’s strategy, fundraising activities and managing a team of 70 executives and developers locally and internationally.

Iris Even-Tov has served as our Interim Chief Financial Officer since March 6, 2024. Ms. Even-Tov has prior experience establishing high-level reporting systems in both the executive and technological levels. Ms. Even-Tov most recently served as CFO and controller services for start-up companies and retail companies in the field of medical devices, gaming, software and other like industries. Under these roles, Ms. Even-Tov was in charge of managing cash flows, budgetary control, training and supervising bookkeeping, payroll, banks and payments, preparing consolidations in US-GAAP, and overseeing financial reporting to respective management and auditors. Ms. Even-Tov also served as Director of Finance to BOL Pharma LTD, a start-up company in the field of medical cannabis, and was in charge for, amongst other duties, preparing consolidated financial statements and cash flow, annual business planning, budgetary control, pricing, SaaS metrics and KPI’s, along with working with external auditors, tax preparers and valuation teams.

Paul Medeiros

Mr. Medeiros has served on our Board of Directors and chair of the Board since January 21, 2024. Mr. Medeiros served as a Managing Director of Consulting and Technical Services at NSF International from November 2015 until April 2022. Mr. Medeiros serves as Manager of Environmental Health at Wellington-Dufferin-Guelph Public Health in Ontario, Canada. Mr. Medeiros holds a master’s degree in food safety and quality assurance from the University of Guelph. Mr. Medeiros also has served on the Program Advisory Committees of Toronto Metropolitan University (Ryerson University) since 2014 and Conestoga College since 2016.

Kyla Falkiner

Kyla Falkiner, who has served on our Board of Directors since January 25, 2024, is a respected Change Management Professional who is experienced in taking public companies through transformational change. During Ms. Falkiner career, she has held senior leadership roles at several insurance companies, including Morguard and consumer, packaged goods companies, including McDonald’s Canada and Canada Bread Company, Limited. Ms. Falkiner holds a Bachelor of Arts from Queen’s University and a Master of Science from Boston University. Ms. Falkiner is a Certified Change Management Professional. Ms. Falkiner has been appointed to the Audit Committee and the Nominating Committee. Ms. Falkiner serves as the Nominating Committee chair.

Michael Hutton

Michael Hutton, who has served on our Board of Directors since January 25, 2024, has spent the past 28 years at medical device technology companies and for the last 15 years has held leadership positions at Phonak Canada, of Sonova Holding AG and WSAudiology. In these leadership roles, Mr Hutton gained significant experience with M&A and strategic business development. Mr. Hutton’s education includes studying at the Toronto School of Business and the University of St. Gallen. Mr. Hutton has been appointed to the Audit Committee and will serve as the committee chair.

Daniel Kokiw

Daniel Kokiw, who has served on our Board of Directors since January 25, 2024, is an experienced business owner / operator who has successfully completed M&A transactions. For over 8 years, Mr Kokiw was in a senior operational role at Zodiac Recreational of North America, of Zodiac Nautic and prior to that he ran the operations of Rokan Laminating. Currently, Mr Kokiw owns and operates a highly successful business in food retail. Mr. Kokiw’s education includes studying Psychology at Carlton University. Mr. Kokiw has been appointed to the Audit Committee and the Compensation Committee. Mr. Kokiw also serves as the Compensation Committee chair.

David Lontini

David Lontini, who has served on our Board of Directors since January 25, 2024, is an experienced business owner / operator who has successfully completed M&A transactions. Mr. Lontini has held senior leadership positions at a variety of sports and media organizations such as Pointstreak Sports Technologies, Maru/Matchbox and the Toronto Argonauts Football Club. Mr. Lontini holds a B.A. in Liberal Arts and Political Science from York University. Mr. Lontini has been appointed to the Nominating Committee and the Compensation Committee.

Board Diversity Matrix

Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction
LGBTQ+
Did Not Disclose Demographic Background

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

Scientific Advisors

Certain of our officers and employees, including our chief executive officer, our chief technology officer and our clinical director, consult from time to time, on an individual, as needed basis with the individuals listed below with respect to matters of scientific relevance. We refer to these individuals as our Scientific Advisors. The amount of consulting services provided by our Scientific Advisors ranges from several hours a month to several hours a year. The names and biographies of the individuals who act as our Scientific Advisors are set forth below:

B. Compensation of Directors and Executive Officers

The aggregate compensation paid and share-based compensation and other payments expensed by us to our directors and executive officers with respect to the year ended December 31, 2023 was $2.2 million

At our 2023 annual general meeting held on December 18, 2023, our shareholders approved, following the approval of our Compensation Committee and Board of Directors, the payment to each of our directors of the following fees: (i) an annual fee of $25,000 for service on the Board of Directors and $2,500 for service on the Audit Committee; and (ii) a per meeting fee of $850 for each meeting of the Board of Directors or any committee thereof attended in person or via telephone or any resolution approved by written consent. In addition, our shareholders approved an annual fee of (i) $10,000 for service as Chairman of the Board of Directors (other than an Active Chairman, who may be entitled to an increased fee in accordance with our Compensation Policy) and (ii) $5,000 for service as Chairman of the Audit Committee. Our directors also benefit from directors’ and officers’ indemnification and exculpation agreements as well as from our directors’ and officers’ liability insurance policy. The directors are also entitled to reimbursement of expenses (including travel, stay and lodging), subject to the Israeli Companies Law and the regulations promulgated thereunder, and in accordance with our company practices and our Compensation Policy for Executive Officers and Directors, or the Compensation Policy. The foregoing fees are the same annual and per meeting fees that have been paid to our directors since our 2017 annual general meeting.

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

Employment Agreements with Covered Executives

We have entered into written agreements with Saar Levi and Iris Even-Tov relating to their employment.

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

Our Board of Directors currently consists of five members, each of whom satisfy the independence requirements of the Nasdaq Listing Rules, such that we comply with the Nasdaq Listing Rule that requires that a majority of our Board of Directors be comprised of independent directors, within the meaning of Nasdaq Listing Rules.

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

Audit Committee

Our audit committee is currently comprised of Michael Hutton, Kyla Falkiner and Daniel Kokiw. Michael Hutton serves as the Chairman of the audit committee.

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

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the U.S. Securities and Exchange Commission and the Nasdaq Listing Rules. Our Board of Directors has determined that Michael Hutton is an audit committee financial expert as defined by the U.S. Securities and Exchange Commission rules and has the requisite financial sophistication required by the Nasdaq Listing Rules.

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

Audit Committee Role

Our Board of Directors adopted an audit committee charter, which became effective upon the listing of our securities on the Nasdaq Capital Market, as subsequently amended, which sets forth the responsibilities of the audit committee consistent with the rules of the U.S. Securities and Exchange Commission and the Nasdaq Listing Rules, as well as the requirements for audit committees under the Israeli Companies Law, including the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the Board of Directors or shareholders for their approval, as applicable, in accordance with the requirements of the Israeli Companies Law;

●	recommending the engagement or termination of the person filling the office of our internal auditor; and

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our Board of Directors or shareholders for their approval, as applicable, in accordance with the requirements of the Israeli Companies Law.

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

Under the Israeli Companies Law, our audit committee is responsible for:

●	determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the Board of Directors to improve such practices;

●	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest) and whether such transaction is extraordinary or material under Israeli Companies Law (see “- Approval of Related Party Transactions under Israeli Law”);

●	determining whether a competitive process must be implemented for the approval of certain transactions with controlling shareholders or its relative or in which a controlling shareholder has a personal interest (whether or not the transaction is an extraordinary transaction), under the supervision of the audit committee or other party determined by the audit committee and in accordance with standards to be determined by the audit committee, or whether a different process determined by the audit committee should be implemented for the approval of such transactions;

●	determining the process for the approval of certain transactions with controlling shareholders or in which a controlling shareholder has a personal interest that the audit committee has determined are not extraordinary transactions but are not immaterial transactions;

●	where the Board of Directors approves the working plan of the internal auditor, to examine such working plan before its submission to the Board of Directors and proposing amendments thereto;

●	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

●	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our Board of Directors or shareholders, depending on which of them is considering the compensation of our auditor; and

●	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Compensation Committee and Compensation Policy

Our compensation committee is currently comprised of David Lontini and Daniel Kokiw. Mr. Kokiw serves as the Chairman of the compensation committee.

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

Compensation Committee Role

Our Board of Directors adopted a compensation committee charter, which became effective upon the listing of our shares on the Nasdaq Capital Market, as subsequently amended, which sets forth the responsibilities of the compensation committee consistent with the Nasdaq Listing Rules and the requirements for compensation committees under the Israeli Companies Law, including the following:

●	recommending to the Board of Directors for its approval (i) a compensation policy; (ii) whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years); and (iii) periodic updates to the compensation policy. See “- Compensation Committee and Compensation Policy.” In addition, the compensation committee is required to periodically examine the implementation of the compensation policy;

●	the approval of the terms of employment and service of office holders (including determining whether the compensation terms of a candidate for chief executive officer of the company need not be brought to approval of the shareholders); and

●	reviewing and approving grants of options and other incentive awards to persons other than office holders to the extent such authority is delegated by our Board of Directors, subject to the limitations on such delegation as provided in the Israeli Companies Law.

Compensation Policy

Under the Israeli Companies Law, the duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, as such term is defined in the Israeli Companies Law, to which we refer to as a compensation policy, and any extensions and updates thereto. The compensation policy must be approved at least once every three years, first, by our Board of Directors, upon recommendation of our compensation committee, and second, by the shareholders by the Special Approval for Compensation (as defined below under “- Approval of Related Party Transactions under Israeli Law - Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions”).

Our current Compensation Policy for Executive Officers and Directors, which was approved by our shareholders at the 2023 annual general meeting held on December 18, 2023, serves as the basis for decisions concerning the financial terms of employment or engagement of our office holders, including exculpation, insurance, indemnification and any benefit, monetary payment or obligation of payment in respect of employment or engagement, including and any severance payment or benefit.

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

In accordance with the Israeli Companies law, our Compensation Policy refers to the following factors:

●	the knowledge, skills, expertise, professional experience and accomplishments of the relevant office holder;

●	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

●	with respect to variable compensation - the possibility of reducing variable compensation at the discretion of the Board of Directors, and the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

●	with respect to severance compensation, the period of employment or service of the office holder, the terms of his or her compensation during such period, the company’s performance during such period, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

In addition, in according with the Israeli Companies Law, our Compensation Policy includes the following principles:

●	the link between variable compensation (e.g., bonuses) and long-term performance and measurable criteria (i.e., variable compensation must be determined based on long-term performance and measurable criteria). Only “non-material” portion of variable compensation may be determined based on criteria that is not measurable, taking into account office holders’ contribution to the company;

●	the ratio of variable to fixed compensation, and the ceiling for the value of variable compensation, which is determined at the time of payment, except that the ceiling for equity-based compensation is determined at the time of grant;

●	the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation, while taking into account long-term objectives; and

●	maximum limits for severance compensation.

Nominating Committee

Our Board of Directors has established a Nominating Committee, whose role is to select and recommend to the Board of Directors for selection, director nominees, while considering the appropriate size and composition of the Board of Directors, the requirements of applicable law regarding service as a member of our Board of Directors and the criteria for the selection of new members of the Board of Directors. While our Board of Directors elected to rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules with respect to the process of nominating directors, and determined that our Nominating Committee need not be composed solely of independent directors (within the meaning of Nasdaq Listing Rules), our Nominating Committee currently consists solely of independent directors. The Nominating Committee is currently comprised of the following directors: Mr. Lontini and Ms. Falkiner. Ms. Falkiner serves as the Chairman of the Nominating Committee.

Internal Auditor

Under the Israeli Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee. An internal auditor may not be:

●	a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;

●	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

●	an office holder, within the meaning of the Israeli Companies Law (including a director and the general manager) of the company (or a relative thereof); or

●	a member of the company’s independent accounting firm, or anyone on his or her behalf.

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to approve the internal auditor’s work plan. We have appointed Guy Monarov, CPA as our internal auditor.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Israeli Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table under “Management-Executive Officers and Directors” is an office holder under the Israeli Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

●	all other important information pertaining to any such action.

The duty of loyalty requires an office holder to act in good faith and in the best interests of the company, and includes, among other things, the duty to:

●	refrain from any conflict of interest between the performance of his or her duties to the company and his or her other duties or personal affairs;

●	refrain from any activity that is competitive with the company;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

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

With respect to compensation of an officer (including chief executive officer) or director who is also a controlling shareholder, see “- Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions.”

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement with a controlling shareholder or a relative thereof, directly or indirectly (including through a corporation controlled by a controlling shareholder), for the provision of services to the company and his or her terms of employment or service as an office holder or employment as other than an office holder, require the approval of each of (i) the audit committee or the compensation committee with respect to the terms of service or employment by the company as an office holder, an employee or service provider; (ii) the board of directors; and (iii) the shareholders, in that order. The shareholder approval requires one of the following, which we refer to as a Special Majority:

●	a majority of the shares held by all shareholders who do not have a personal interest in the transaction and who are present and voting on the matter approves the transaction, excluding abstentions; or

●	the shares voted against the transaction by shareholders who have no personal interest in the transaction and who are present and voting at the meeting do not exceed 2% of the voting rights in the company.

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

Shareholder Duties

Pursuant to the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at a meeting of shareholder with respect to the following matters:

●	an amendment to the company’s articles of association;

●	an increase of the company’s authorized share capital;

●	a merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

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

Under the Israeli Companies Law and the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of any such event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent; and

●	expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law.

Under the Israeli Companies Law and the Israeli Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of the duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a financial liability imposed on the office holder in favor of a third party; and

●	expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder or certain compensation payments to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Securities Law.

Under the Israeli Companies Law, a company may not indemnify, exculpate or enter into an insurance contract for office holder liability, for any of the following:

●	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine, monetary sanction or forfeit levied against the office holder.

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to the chief executive officer and a director or (under certain circumstances), also by the shareholders. See “- Approval of Related Party Transactions under Israeli Law.” However, the insurance of office holders shall not require shareholder approval and may be approved only by the compensation committee, if the engagement terms are determined in the company’s compensation policy and that policy was approved by the shareholders by the Special Approval for Compensation, provided that the policy is on market terms and is not likely to materially impact the company’s profitability, assets or obligations.

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

We have entered into indemnification and exculpation agreements with each of our current officers and directors exculpating them from a breach of their duty of care to us to the fullest extent permitted by the Israeli Companies Law and undertaking to indemnify them to the fullest extent permitted by the Israeli Companies Law and the Israeli Securities Law, to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by our Board of Directors based on our activities and excludes expenses and liabilities incurred by a breach of the duty of loyalty to the Company, willful neglect of the duty of care towards the Company, realization of personal unlawful profits and other circumstances as set forth in the indemnification agreements. Under such indemnification agreements, the maximum aggregate amount of indemnification that we may pay to any and all of our currently serving or future officers and directors together may not exceed the higher of $5 million and 25% of our shareholders equity according to our most recent financial statements at the time of payment. In the opinion of the SEC, however, indemnification of directors and office holders for liabilities arising under the Securities Act of 1933, as amended, is against public policy and therefore unenforceable.

D. Employees

As of December 31, 2023, we had a limited number of employees and independent contractors. Under Israeli law, we and our employees are subject to protective labor provisions, including the length of the workday, minimum wages for employees, annual leave, sick pay, determination of severance pay and advance notice of termination of employment, as well as procedures for hiring and dismissing employees and equal opportunity and anti-discrimination laws. While none of our employees are party to any collective bargaining agreements, orders issued by the Israeli Ministry of Economy and Industry may make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as the length of the workday and week, recuperation pay, travel expenses and pension rights. We have never experienced labor-related work stoppages and believe that our relationships with our employees are a significant part of our operations and that we maintain a good and positive relationship with our employees.

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

E. Share Ownership

Share Ownership of Executive Officers and Directors

For information concerning the beneficial ownership of our ordinary shares by our executive officers and directors, see the table in Item 7A. “Major Shareholders and Related Party Transactions-Major shareholders.”

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

Awards under the 2006 Plan. The 2006 Plan provided for the grant of options pursuant to Sections 102 and 3(i) of the Israeli Income Tax Ordinance New Version, 5721-1961, which we refer to as the Tax Ordinance. The 2006 Plan provides that Section 102 options may be granted only to employees who are Israeli residents and who do not own interests possessing more than 10% of the total combined voting power of all classes of our equity or the equity of our affiliates immediately before such option is granted. Options granted to optionees who are Israeli residents that are not intended to qualify as Section 102 Options are granted under Section 3(i) of the Tax Ordinance, which does not provide for similar tax benefits, and are referred to as Section 3(i) options. The 2006 Plan was submitted for the approval of the Israeli Tax Authority, which we refer to as the ITA, as required by applicable law. Options granted to employees under the 2006 Plan were granted under Section 102(b)(2) of the Tax Ordinance, which permits the issuance to a trustee under the “capital gains track.” In order to comply with the terms of the capital gains track, all options granted under a specific plan and subject to the provisions of Section 102 of the Tax Ordinance, as well as the shares issued upon exercise of such options and other shares received subsequently following any realization of rights with respect to such options, such as share dividends and share splits, must be registered in the name of a trustee selected by the Board of Directors and held in trust for the benefit of the relevant employee, director or officer for a period of two years from the date of the grant. However, under this track, we are not allowed to deduct an expense with respect to the issuance of the options or shares.

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

Administration of the 2015 Plan. The Plan 2015 will be administered by the Board of Directors or, subject to applicable law, a committee appointed by the Board of Directors, or Committee and the Administrator. Subject to the provisions of the 2015 Plan and, in the case of a Committee, the specific duties delegated by the Board of Directors, and subject to the approval of any relevant authorities and compliance with all applicable laws, the Administrator shall have the full power and authority at its sole discretion, from time to time and at any time, among other things:

●	To determine whether and to what extent awards are to be granted to participants under the 2015 Plan and to select the eligible recipients of awards under the 2015 Plan;

●	To approve forms of agreement for use under the 2015 Plan;

●	To determine the terms and conditions of any award under the 2015 Plan, including the exercise price, the time or times and the extent to which the awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any award or the ordinary shares relating thereto, based in each case on such factors as the Administrator, at its sole discretion, shall determine;

●	To determine the fair market value of the shares covered by each award;

●	To make an election as to the type of Section 102 Option;

●	To prescribe, amend and rescind rules and regulations relating to the 2015 Plan, including rules and regulations relating to sub-plans established for the purpose of qualifying for preferred tax treatment under foreign tax laws;

●	To authorize conversion or substitution under the 2015 Plan of any or all awards and to cancel or suspend awards, as necessary, provided the material interests of the participants are not harmed;

●	To construe and interpret the terms of the 2015 Plan and awards granted pursuant to the 2015 Plan; and

●	To alter, revise or otherwise adjust the terms of the 2015 Plan and the award agreement, as may be required pursuant to any applicable laws of local or foreign jurisdictions.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 1, 2024 by (i) each person or entity known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our current executive officers and directors individually; and (iii) all of our current executive officers and directors as a group.

The percentage of beneficial ownership of our ordinary shares is based on 5,850,364 ordinary shares, NIS 48.00 par value per share outstanding as of April 1, 2024. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All ordinary shares subject to options and warrants currently exercisable or exercisable into ordinary shares within 60 days of April 1, 2024, and underlying RSUs that shall vest within 60 days of April 1, 2024, are deemed to be outstanding and beneficially owned by the shareholder holding such options, warrants or RSUs for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, warrant or RSU. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

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

	Ordinary Shares Beneficially Owned
	Number		Percent
5% or Greater Shareholders
Vijay Ramanathan (1)	360,000		6.1	%*
Symetryx Corporation (2)	338,626		5.8	%*
EquityLine Alternate Assets GP Inc.(3)	762,724		13.0%
Directors and Executive Officers
Alex Ovadia (4)	25,452	**
Mira Rosenzweig (5)	4,854			**
Boaz Shpigelman (6)	5,783			**
Steven Hanley (7)	7,075			**
Clara Ezed (8)	7,031			**
Mary Jo Gorman (9)	7,069			**
XiangQian (XQ) Lin (10)	7,972	*		**
Yuval Yanai (11)	7,075			**
All directors and executive officers as a group (8 persons) (12)	72,311		1.2%

*	Following the consummation of the Business Combination, the shareholder will own less than 1% of New Parent’s outstanding Common Stock.

**	Represents beneficial ownership of less than 1% of Check-Cap’s outstanding ordinary shares.

(1)	Based solely upon, and qualified in its entirety with reference to, Schedule 13G filed with the SEC on December 18, 2023. The address of the reporting person is 20 Adelaide St E, Suite 1105, Toronto, ON M5C 2T6, Canada.

(2)	Based solely upon, and qualified in its entirety with reference to, Schedule 13D filed with the SEC on September 29, 2023, as amended on October 30, 2023 and November 14, 2023. The address of the reporting person is 2828 Bathurst Street, Suite 400, Toronto, Canada M6B3A7.

(3)	Based solely upon, and qualified in its entirety with reference to, Schedule 13D/A filed with the SEC on April 1, 2024, as amended on April 8, 2024. The address of the reporting person is 550 Highway 7 East, 338 Richmond Hill, Ontario L4B 3Z4.

(4)	Includes (i) 752 outstanding ordinary shares, and (ii) 24,700 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(5)	Includes (i) 797 outstanding ordinary shares, and (ii) 4,057 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(6)	Includes (i) 1,228 outstanding ordinary shares, and (ii) 4,555 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(7)	Includes (i) 255 outstanding ordinary shares, and (ii) 6,820 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(8)	Includes (i) 211 outstanding ordinary shares, and (ii) 6,820 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(9)	Includes (i) 249 outstanding ordinary shares, and (ii) 6,820 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(10)	Includes (i) 950 outstanding ordinary shares, and (ii) 7,022 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(11)	Includes (i) 255 outstanding ordinary shares, and (ii) 6,820 ordinary shares subject to options currently exercisable or options and/or RSUs that will become exercisable or vested within 60 days of the date of this table.

(12)	See footnotes (4)-(11).

As of May 7, 2024, based on information provided to us by our transfer agent in the United States and other information reasonably available to us, we had 76 holders of record of our ordinary shares in the United States.

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

B. Related Party Transactions

Other than the executive and director compensation, executive officer employment agreements, indemnification and exculpation arrangements and directors’ and officers’ liability insurance policy discussed in “Management,” and the transactions described below, since January 1, 2020, we have not been or are not a party to any related party transactions. The descriptions provided below are summaries of the terms of such agreements, do not purport to be complete and are qualified in their entirety by the complete agreements. In addition, we note that certain shareholders of Check-Cap are also shareholders of Nobul.

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

Transactions with Check-Cap LLC and the Members and Manager of Check-Cap LLC

On May 31, 2009, we entered into an asset transfer agreement with Check-Cap LLC pursuant to which Check-Cap LLC transferred all of its business operations and substantially all of its assets to us. Our shareholders’ holdings on the date of the asset transfer transaction reflected their interests as members of Check-Cap LLC. In the framework of the asset transfer agreement and under the Shareholders Agreement, we undertook to use commercially reasonable efforts to procure that distributions or advance funds are made to our shareholders holding (at the date of the transaction) ordinary shares, Series A preferred shares and/or Series B preferred shares (i.e., the shareholders who are also members of Check-Cap LLC), as would be necessary to eliminate the tax impact on such shareholders of the Reorganization and the transfer of all of the business operations and substantially all of the assets from Check-Cap LLC to us. Notwithstanding the foregoing, we will not advance payments to such shareholders to address the fact that they will no longer receive a “pass through” of losses generated by us as they previously received while owning units of Check-Cap LLC. These advances, if and to the extent made, will be deducted from any distributions such shareholders are entitled to receive from us. Since we do not expect to be profitable in year 2024, the liability based on the discounted outflows is $0. As a result, as of December 31, 2023, the balance of the reimbursement liability totaled $0 ($0 as of December 31, 2022 and $0 as of December 31, 2021).

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

Dividend Policy

We have never declared or paid dividends on our ordinary shares and currently do not intend to pay cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. See Item 3D “Key Information - Risk factors - Risks Related to the Company.”

Our ability to distribute dividends also may be limited by future contractual obligations and by Israeli law. The Israeli Companies Law restricts our ability to declare dividends. Unless otherwise approved by a court, we can distribute dividends only from “profits” (as defined by the Israeli Companies Law), and only if there is no reasonable concern that the dividend distribution will prevent us from meeting our existing and foreseeable obligations as they become due. Subject to the foregoing, payment of future dividends, if any, will be at the discretion of our Board of Directors and will depend on various factors, such as our financial condition, operating results, current and anticipated cash needs and other business and economic factors that our Board of Directors may deem relevant. See Exhibit 2.1 “Description of Securities-Dividend and Liquidation Rights.” The payment of dividends may be subject to Israeli withholding taxes. See Item 10E. “Additional Information-Taxation-Israeli Tax Considerations and Government Programs-Taxation of Our Shareholders-Taxation of Non-Israeli Shareholders on Receipt of Dividends.” Furthermore, if we pay a dividend out of income attributed to our Benefited Enterprise that was generated during the tax exemption period, we may be subject to tax on the grossed- up amount of such distributed income at the corporate tax rate which would have been applied to our Benefited Enterprise’s income had we not enjoyed the exemption. See Item 10E. “Additional Information-Taxation - Israeli Tax Considerations and Government Programs - Law for the Encouragement of Capital Investments, 5719-1959 - Tax Benefits Subsequent to the 2005 Amendment.”

B. Significant Changes

Except as disclosed elsewhere in this Annual Report and in Note 17 to our audited consolidated financial statements, there have been no other significant changes since December 31, 2023, until the date of the filing of this Annual Report.

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

See “-Offer and Listing Details” above.

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

Furthermore, the Israeli Companies Law requires that resolutions regarding the following matters be approved by our shareholders at a general meeting:

●	approval of certain related party transactions;

●	increases or reductions of our authorized share capital;

●	mergers; and

●	the exercise of our Board of Director’s powers by a general meeting, if our Board of Directors is unable to exercise its powers and the exercise of any of its powers is essential for our proper management.

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

For details regarding the approvals required under the Israeli Companies Law for the approval of director compensation, see Item 6C “Directors, Senior Management and Employees - Board Practices -Approval of Related Party Transactions under Israeli Law - Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions-Compensation of Directors.”

C. Material Contracts

Other than as described below, in Item 4. “Information on Our Company,” Item 7B “Major Shareholders and Related Party Transactions - Related Party Transactions” or elsewhere in this Annual Report, we have not entered into any material contracts other than in the ordinary course of business.

Business Combination Agreement with Nobul

On March 25, 2024, we entered into the Nobul BCA. Pursuant to the Nobul BCA, (a) a wholly owned subsidiary of Nobul, to be formed under the laws of Israel, will merge with and into us, with us surviving the Merger as a direct, wholly owned subsidiary of Nobul.

At the Merger Effective Time (a) each Check-Cap ordinary share issued and outstanding immediately prior to the Merger Effective Time (other than treasury, dormant shares or Check-Cap Excluded Shares (as defined in the Nobul BCA)) will automatically convert into a number of Nobul Common Shares equal to the Nobul Exchange Ratio (as defined in the Nobul BCA), (b) each Check-Cap option, unvested RSU and CLA Warrant that is outstanding immediately prior to the Merger Effective Time will automatically expire, (c) each vested Check-Cap RSU that is outstanding and unsettled immediately prior to the Merger Effective Time shall automatically convert into Nobul Common Shares based on the number of Check-Cap ordinary shares underlying the RSUs and the Nobul Exchange Ratio, and (d) any outstanding and unexercised warrants with a change of control redemption feature that are not redeemed in accordance with their terms will be complied with by Nobul in accordance with their terms.

Under the exchange ratio formula in the Nobul BCA, upon the closing of the transactions contemplated under the Nobul BCA, Check-Cap security holders are expected to own approximately 15% of Nobul while Nobul security holders are expected to own approximately 85% of Check-Cap, on a fully diluted basis and assuming that Check-Cap meets certain net cash targets, the ownership percentages may be subject to adjustments based on Check-Cap’s net cash at closing.

The Nobul BCA contains customary representations, warranties and covenants made by the parties, including covenants relating to obtaining the requisite approvals of the security holders of Check-Cap and Nobul, indemnification of directors and officers, and Check-Cap’s and Nobul’s conduct of their respective businesses between the date of signing of the Nobul BCA and the closing. In addition, pursuant to the Nobul BCA, during the pendency of the Business Combination, we may not sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (a) any capital stock or other security (except for our ordinary shares issued upon the valid exercise, vesting or settlement of outstanding options, RSUs, warrants or as required pursuant to our employee plan in effect as of the date of the Nobul BCA), (b) any option, warrant or right to acquire any capital stock or any other security or (c) any instrument convertible into or exchangeable for any capital stock or other security, which may adversely affect our financial condition and results of operations.

The closing is subject to satisfaction or waiver of certain conditions including, among other things, (i) the registration statement on Form F-4 referred to in the Nobul BCA been declared effective by the SEC, (ii) the required approvals by the Check-Cap shareholders of the Merger, (iii) Nasdaq listing approval with respect to Nobul Common Shares having been obtained, and the Nobul Common Shares to be issued in connection with the Merger pursuant to the Nobul BCA having been approved for listing (subject to official notice of issuance) on Nasdaq, (iv) any waiting period applicable to the consummation of Merger under any applicable antitrust law having expired or been terminated, (v) at least 50 days having elapsed after the filing of the Israeli merger proposal with the Israeli Companies Registrar and at least 30 days having elapsed after the Check-Cap shareholder approval and the Israeli Companies Registrar having issued a certificate evidencing the Merger; (vi) the receipt of a no-action letter from the Israeli Securities Authority, (vii) the receipt of certain Israeli tax rulings, and (viii) approval of the Israeli District Court with respect to the distribution of Check-Cap cash following the closing. The Business Combination is also subject to approval by the Ontario Securities Commission of a long form final prospectus in connection with the Merger.

On April 5, 2024, EquityLine Alternate Assets GP Inc. (“EquityLine”), a corporation incorporated under the laws of the Province of Ontario, Canada, Sergiy Shchavyelyev, the sole director of EquityLine, and each of the other Check-Cap shareholders (each, a “Shareholder”) entered into a support agreement (the “Support Agreement”) with Check-Cap. Pursuant to the Support Agreement, each Shareholder has agreed, among other things, to vote in favor of the Nobul BCA at any shareholder meeting to be convened for matters in connection with the Business Combination.

The Nobul BCA contains provisions granting both Check-Cap and Nobul the right to terminate the Nobul BCA for certain reasons, including, among others, (i) the Merger not having been consummated by December 31, 2024 (subject to certain exceptions and to potential automatic extension), (ii) any governmental authority having issued an order, decree or ruling, or taken any other action (including the enactment of any statute, rule, regulation, decree or executive order) enjoining or prohibiting the Merger, or (iii) under certain conditions, there having been a material breach of any of the representations, warranties, covenants or agreements set forth in the Nobul BCA by a party to the Nobul BCA.

After the closing, management of Nobul is expected remain unchanged while the board of directors of the Check-Cap shall consist of individuals designated by Nobul.

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

The following corporate tax benefits, among others, are available to Industrial Companies:

●	amortization over an eight-year period, beginning from the year in which such rights were first used, of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or advancement of the Industrial Enterprise;

●	under limited conditions, a Parent Company (as such term defined in the Industry Encouragement Law) may elect to file consolidated tax returns with related Israeli Industrial Companies; and

●	expenses related to a public offering are deductible in equal amounts over three years beginning from the year of the offering.

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

The 2017 Amendment provides two new tax incentive tracks - the “Preferred Technological Enterprise” track and “Special Preferred Technological Enterprise” track (as such terms are defined in the Investment Law). The benefits available to a Preferred Technological Enterprise or Special Preferred Technological Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law.

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

The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984)

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984), referred to as the Innovation Law, research and development programs that meet specified criteria and are approved by the IIA are eligible for grants. As of December 31, 2022, we had received funding from the IIA for the financing of a portion of our research and development expenditures for C-Scan in the aggregate amount of approximately $5.6 million. As of December 31, 2022, we had not paid any royalties to the IIA and had a contingent liability to the IIA with respect to such funding in the amount of approximately $6.2 million. In addition, in January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing. The final IIA grant amounted to $620,000 (NIS 2.25 million) (along with a co-investment by us of the same amount), subject to the terms and conditions set forth in the grant approval, which we are not required to repay to the IIA, of which we received approximately $225,000 (NIS 816,075) in February 2023, $82,000 (NIS 297,414) in January 2022 and $349,000 (NIS 1,265,823) in 2021.

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

Adjustments with Respect to Warrants. The terms of the Series C Warrant and Series D Warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or adjustment to the exercise price of the warrant in certain events. An adjustment of the exercise price or an adjustment that has the effect of preventing dilution generally is not taxable. However, the holders of the Series C Warrants and Series D Warrants may be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through a decrease in the exercise price of the Series C Warrants or Series D Warrants) as a result of a distribution of cash to the holders of our ordinary shares, which is taxable to the holders of such ordinary shares as described under “-Taxation of our Shareholders” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the holders of the Series C Warrants or Series D Warrants received a cash distribution from us equal to the fair market value of such increased interest. Holders of Series C Warrants and Series D Warrants are urged to consult their own tax advisors on these issues.

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

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our securities that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

This discussion is based on the Code, its legislative history, U.S. Treasury regulations promulgated thereunder, the United States-Israel Tax Treaty, or the Treaty, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our securities as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including, but not limited to:

●	financial institutions or financial services entities;

●	broker-dealers;

●	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

●	tax-exempt entities;

●	retirement plans;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	certain expatriates or former long-term residents of the United States;

●	persons that actually or constructively own 5% or more of our shares (by vote or value);

●	persons that acquired our securities pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

●	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies; or

●	controlled foreign corporations.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner (or person or entity treated as a partner) in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) to a holder in respect of our securities and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of our securities will be in U.S. dollars. In addition, as described in “Risk Factors - Risks Related to Taxation”, there is a risk that we could be treated as a domestic (U.S.) corporation for U.S. federal income tax purposes by reason of the Reorganization; this discussion also assumes that we will be and have been treated as a foreign corporation for U.S. federal income tax purposes. Moreover, this discussion assumes that a holder owns a sufficient number of Series C Warrants and/or Series D Warrants, such that the holder will not have a fractional warrant upon the exercise of a Series C Warrant and/or, Series D Warrant, as the case may be.

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

With respect to non-corporate U.S. Holders, any such cash dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “- Taxation on the Disposition of Ordinary Shares or Series C Warrants or Series D Warrants” below) provided that (a) our ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the Treaty, (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met. Therefore, if our ordinary shares are not readily tradable on an established securities market, and we are not eligible for the benefits of the Treaty, then cash dividends paid by us to non-corporate U.S. Holders will not be subject to U.S. federal income tax at the lower regular long term capital gains tax rate. Under published IRS authority, shares are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the Nasdaq Capital Market. Although our ordinary shares are currently listed and traded on the Nasdaq Capital Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our ordinary shares.

Dividends paid to a U.S. Holder with respect to our ordinary shares generally will be foreign source income, which may be relevant in calculating such U.S. Holder’s foreign tax credit limitations. Subject to certain conditions and limitations, non-refundable Israeli tax withheld on dividends may be deducted from such U.S. Holder’s taxable income or credited against such U.S. Holder’s U.S. federal income tax liability. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if a U.S. Holder does not satisfy certain minimum holding period requirements. In addition, U.S. Treasury regulations that apply to taxable years beginning on or after December 28, 2021 may preclude a U.S. Holder from claiming a foreign tax credit with respect to Israeli taxes on gain from dispositions of ordinary shares unless the U.S. Holder is eligible for benefits under the Treaty and elects its application and other applicable requirements are satisfied. However, a recent notice from the IRS indicates that the U.S. Department of the Treasury and the IRS are considering proposing amendments to such U.S. Treasury regulations and allows, subject to certain conditions, taxpayers to defer the application of many aspects of such U.S. Treasury regulations for taxable years beginning on or after December 28, 2021 and ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisors to determine whether and to what extent they will be entitled to this credit.

Adjustments with Respect to Warrants

The terms of each Series C Warrant and Series D Warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment that has the effect of preventing dilution generally is not taxable. However, the U.S. Holders of the Series C Warrants and Series D Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through a decrease in the exercise price of the Series C Warrants or Series D Warrants) as a result of a distribution of cash to the holders of our ordinary shares, which is taxable to the U.S. Holders of such ordinary shares as described under “- Taxation of Cash Distributions,” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the Series C Warrants and Series D Warrants received a cash distribution from us equal to the fair market value of such increased interest. U.S. Holders of Series C Warrants and Series D Warrants are urged to consult their own tax advisors on these issues.

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

As discussed in “Israel Tax Consideration and Government Programs − Taxation of our Shareholders” above. an Israeli capital gains tax may apply to any gains from the disposition of our ordinary shares or the Series C Warrants or Series D Warrants by a U.S. Holder. If such Israeli tax applies to any such gain, Treasury regulations that apply to taxable years beginning on or after December 28, 2021 may preclude a U.S. Holder from claiming a foreign tax credit for such tax unless the U.S. holder is eligible for benefits under the Treaty, if such holder is considered a resident of the United States for purposes of the Treaty, and otherwise meets the requirements for claiming benefits under the Treaty. However, a recent notice from the IRS indicates that the U.S. Department of the Treasury and the IRS are considering proposing amendments to such Treasury regulations and allows, subject to certain conditions, taxpayers to defer the application of many aspects of such Treasury regulations for taxable years beginning on or after December 28, 2021 and ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). In lieu of claiming a credit, a U.S. Holder may be able to elect to deduct the Israeli taxes in computing taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such Israeli tax and their eligibility for the benefits of the Treaty.

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

We believe that we were a PFIC for the taxable year ended December 31, 2023 and may be a PFIC for the taxable year ending December 31, 2024. Our PFIC status for our current taxable year or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our taxable year ending December 31, 2024 or any subsequent taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares or Series C Warrants or Series D Warrants, and, in the case of our ordinary shares, the U.S. Holder did not make a timely qualified electing fund or a QEF, election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the ordinary shares, a purging election, a QEF election along with a purging election, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or Series C Warrants or Series D Warrants; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or Series C Warrants or Series D Warrants;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest ordinary tax rate in effect for that year and applicable to the U.S. Holder; and

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

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

Moreover, backup withholding of U.S. federal income tax, currently at a rate of 24%, generally will apply to dividends paid on our securities to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our securities by a U.S. Holder (other than an exempt recipient), in each case who:

●	fails to provide an accurate taxpayer identification number;

●	is notified by the IRS that backup withholding is required; or

●	in certain circumstances, fails to comply with applicable certification requirements.

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

During 2023, we entered into zero-cost collars or minimal cost collars contracts to hedge against the risk of changes in exchange rates on future cash flow from payments denominated in NIS. As of December 31, 2023, we had no outstanding hedge transactions.

During the year ended December 31, 2023, the exchange rate between the U.S. dollar and the NIS increased by 3.07% and the exchange rate between the U.S. dollar and the Euro decreased by 4.26%. During the year ended December 31, 2022, the exchange rate between the U.S. dollar and the NIS increased by 13.15% and the exchange rate between the U.S. dollar and the Euro increased by 6.12%. During the year ended December 31, 2021, the exchange rate between the U.S. dollar and the NIS decreased by 3.27% and the exchange rate between the U.S. dollar and the Euro increased by 8.39%.

Interest Rate Risk

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

(b) Management’s Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the Evaluation Date. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of the Evaluation Date. As all internal control systems, no matter how well designed, have inherent limitations, our internal control over financial reporting may not prevent or detect misstatements.

(c) Attestation Report of Registered Public Accounting Firm. Not applicable (we are exempt from this requirement due to our status under the Exchange Act as a non-accelerated filer as of the current time).

(d) Changes in Internal Control Over Financial Reporting. Based on the evaluation conducted by our Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2023 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert.

Our Board of Directors has determined that Michael Hutton, a member of our audit committee is an audit committee financial expert as defined by rules of the U.S. Securities and Exchange Commission and is an independent director under Nasdaq Listing Rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

On February 15, 2024, we received a notice of resignation from Brightman Almagor Zohar & Co., a firm in the Deloitte global network (“Brightman”) as our independent registered public accounting firm. At the extraordinary general meeting of shareholders held on April 25, 2024, our shareholders appointed Fahn Kanne as our independent auditor for the year ended December 31, 2023, and until the close of the following year’s annual general meeting.

The following table represents aggregate fees billed to us for professional services rendered for the fiscal year ended December 31, 2023 and 2022.

	2023	2022
Audit Fees (1)	$300,715	$110,000
Tax Fees (2)	$11,943	$15,264
All Other Fees (3)	$17,519	$4,070
Total	$330,177	$129,339

(1)	The audit fees for the years ended December 31, 2023 and 2022 were for professional services rendered for the audits of our financial statements, consents and in connection with certain of our filings with the U.S. Securities and Exchange Commission. The audit fees for the year ended December 31, 2023 include fees for professional services rendered by Brightman and Fahn Kanne.

(2)	Tax fees for the year ended December 31, 2023 and 2022 were for services rendered by our auditors in connection with a tax audit and tax study.

(3)	Other fees for the year ended December 31, 2023 and 2022 were for services rendered by our auditors in connection with a benchmark study.

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

Our audit committee pre-approved all audit and non-audit services provided to us during the periods listed above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On February 15, 2024, the Company received a notice of resignation from Brightman as the Company’s Independent Registered Public Accounting firm. Brightman did not seek the Company’s consent to its decision to resign as the Company’s independent registered public accounting firm. As a result, the Company’s Board of Directors or Audit Committee did not recommend or approve such decision. Brightman’s decision to resign as the Company’s Independent Registered Public Accounting firm was due to concerns over entity level controls of the Company that arose in 2024.

Brightman audited the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes. The audit report of Brightman on our financial statements for the periods ended December 31, 2022 and December 31, 2021, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During each of the years ended December 31, 2022 and 2021, and the subsequent interim period through February 15, 2024, there were no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K) with Brightman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Brightman would have caused Brightman to make reference to the subject matter of the disagreements in connection with its reports.

During each of the years ended December 31, 2022 and 2021, and the subsequent interim period through February 15, 2024, there were no “reportable events” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K)., except that Brightman had advised the Company in connection with its resignation that, due to circumstances arising in 2024, Brightman believed that the internal controls necessary for the Company to develop reliable financial statements were not sufficient. The Chair of the Board and Audit Committee Chair discussed the subject matter of these concerns with Brightman at a meeting and since then, the Company has taken steps to remediate the concerns raised. The Company has authorized Brightman to respond fully to the inquiries of any successor accountant concerning the subject matter of its concerns and, if not, describe the nature of any limitation thereon and the reason therefore.

We furnished Brightman with a copy of the disclosure above on April 9, 2024, providing Brightman with the opportunity to furnish the Company with a letter addressed to the SEC stating whether it agrees with the statements made by us herein in response to Item 304(a) of Regulation S-K and, if not, stating the respect in which it does not agree.

In Brightman’s response letter, it agreed with the abovementioned statements, except that it had no basis on which to agree or disagree with the statement that the Company had taken steps to remediate the concerns raised. A copy of the letter from Brightman is included as Exhibit 16.1 to this Annual Report.

On April 25, 2024, at the Extraordinary General Meeting of Shareholders, our shareholders approved the appointment of Fahn Kanne & Co., a member firm within Grant Thornton (“Fahn Kanne”), as our independent auditor for the year ended December 31, 2023, and for such additional period until the next general meeting of shareholders.

ITEM 16G. CORPORATE GOVERNANCE.

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares are publicly traded, including companies with shares listed on the Nasdaq Capital Market, are considered public companies under Israeli law and are required to comply with various corporate governance requirements relating to such matters as external directors, the audit committee, the compensation committee and an internal auditor. These requirements are in addition to the corporate governance requirements imposed by the Listing Rules of the Nasdaq Stock Market and other applicable provisions of U.S. securities laws to which we became subject (as a foreign private issuer) upon the closing of our initial public offering and the listing of our securities on the Nasdaq Capital Market. Under the Listing Rules of the Nasdaq Stock Market, a foreign private issuer, such as us, may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the Listing Rules of the Nasdaq Stock Market, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the U.S. Securities and Exchange Commission. We currently rely on this “home country practice exemption” solely with respect to the following items:

●	Nomination of our directors. Israeli law and our amended articles of association do not require director nominations to be made by a nominating committee of our Board of Directors consisting solely of independent directors, as required under the Listing Rules of the Nasdaq Stock Market. Our Board of Directors elected to rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules and follow Israeli law and practice with regard to the process of nominating directors, in accordance with which directors are recommended by the board of directors for election by the shareholders (other than directors elected by the board of directors to fill a vacancy). Our Board of Directors established a Nominating Committee, whose role is to select and recommend to the Board of Directors for selection, director nominees, while considering the appropriate size and composition of the Board of Directors, the requirements of applicable law regarding service as a member of our Board of Directors and the criteria for the selection of new members of the Board of Directors, and determined that our Nominating Committee need not be composed solely of independent directors (within the meaning of Nasdaq Listing Rules). However, our Nominating Committee currently consists solely of independent directors (within the meaning of Nasdaq Listing Rules).

●	Compensation of officers. We follow Israeli law and practice with respect to the approval of officer compensation. While our compensation committee currently complies with the provisions of the Nasdaq Listing Rules relating to composition requirements and Israeli law generally requires that the compensation of the chief executive officer and all other executive officers be approved, or recommended to the board for approval, by the compensation committee (and in certain instances, shareholder approval is required), Israeli law includes relief from compensation committee approval in certain instances. For details regarding the approvals required under the Israeli Companies Law and regulation promulgated thereunder for the approval of compensation of the chief executive officer, all other executive officers and directors, see Item 6C “Directors, Senior Management and Employees- Board Practices - Approval of Related Party Transactions under Israeli Law - Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions”.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Israeli Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Listing Rule 5635. In particular, under the Nasdaq Listing Rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest (or such persons collectively have a 10% or greater interest) in the target company or the assets to be acquired or the consideration to be received and the present or potential issuance of ordinary shares, or securities convertible into or exercisable for ordinary shares, could result in an increase in outstanding common shares or voting power of 5% or more; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of a stock option or purchase plan or other equity compensation arrangements, pursuant to which stock may be acquired by officers, directors, employees or consultants (with certain limited exception); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. We will seek shareholder approval for all actions requiring such under the Israeli Companies Law. Under the Israeli Companies Law, the adoption of, and material changes to, equity-based compensation plans generally require the approval of the board of directors. For details regarding the approvals required under the Israeli Companies Law for the approval of compensation of the chief executive officer, all other executive officers and directors, see Item 6C “Directors, Senior Management and Employees - Board Practices -Approval of Related Party Transactions under Israeli Law - Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.” For details regarding the approvals required under the Israeli Companies Law for the approval of transactions with and compensation of controlling shareholders, see Item 6C “Directors, Senior Management and Employees - Board Practices - Approval of Related Party Transactions under Israeli Law - Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions.” For details regarding the approvals required under the Israeli Companies Law for certain acquisitions of our shares and mergers, see Exhibit 2.1. “Description of Securities - Acquisitions under Israeli Law.”

●	Quorum requirement. Under our amended and restated articles of association and as permitted under the Israeli Companies Law, a quorum for any meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a written ballot, who hold at least 25% of the voting power of our shares (or if a higher percentage is required by law, such higher percentage) instead of 33 1/3% of the issued share capital required under the Nasdaq Listing Rules. If the meeting was adjourned for lack of a quorum, at the adjourned meeting, at least two shareholders present in person or by proxy shall constitute a quorum, unless the meeting of shareholders was convened at the demand of shareholders, in which case, the quorum shall be the presence of one or more shareholders holding at least 5% of our issued share capital and at least one percent of the voting power of our shares, or one or more shareholders with at least 5% of the voting power of our shares.

Except as stated above, we currently intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq listing requirements applicable to domestic issuers. For more information, see Item 3D “Key Information - Risk Factors Risks Related to the Company”- As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.”

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES.

Not applicable.

ITEM 16K. CYBERSECURITY.

The Board of Directors is responsible for overseeing our risk management program and cybersecurity is a critical element of this program. Management is responsible for the day-to-day administration of our risk management program and our cybersecurity policies, processes, and practices. Our cybersecurity policies, standards, processes, and practices are based on recognized frameworks and other applicable industry standards are standalone from our overall risk management system and processes. In general, we seek to address material cybersecurity threats through a company-wide approach that addresses the confidentiality, integrity, and availability of our information systems or the information that the Company collects and stores, by assessing, identifying and managing cybersecurity issues as they occur.

Cybersecurity Risk Management and Strategy

Our cybersecurity risk management strategy focuses on several areas:

●	Identification and Reporting: We have implemented a comprehensive, cross-functional approach to assessing, identifying and managing material cybersecurity threats and incidents. Our program includes controls and procedures to properly identify, classify and escalate certain cybersecurity incidents to provide management visibility and obtain direction from management as to the public disclosure and reporting of material incidents in a timely manner.

●	Technical Safeguards: We implements technical safeguards that are designed to protect the our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality, and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence, as well as outside audits and certifications.

●	Incident Response and Recovery Planning: We have established and maintains comprehensive incident response, business continuity, and disaster recovery plans designed to address our response to a cybersecurity incident. We conduct regular tabletop exercises to test these plans and ensure personnel are familiar with their roles in a response scenario.

●	Third-Party Risk Management: We maintain a comprehensive, risk-based approach to identifying and overseeing material cybersecurity threats presented by third parties, including vendors, service providers, and other external users of our systems, as well as the systems of third parties that could adversely impact our business in the event of a material cybersecurity incident affecting those third-party systems, including any outside auditors or consultants who advise on our cybersecurity systems.

●	Education and Awareness: We provide regular, mandatory training for all levels of employees regarding cybersecurity threats as a means to equip our employees with effective tools to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes, and practices.

We conduct periodic assessment and testing of our policies, standards, processes, and practices in a manner intended to address cybersecurity threats and events. The results of such assessments, audits, and reviews are evaluated by management and reported to the Audit Committee and the Board, and we adjust our cybersecurity policies, standards, processes, and practices as necessary based on the information provided by these assessments, audits, and reviews.

Governance

The Board, in coordination with the Audit Committee, oversees our risk management program, including the management of cybersecurity threats. The Board and the Audit Committee each receive regular presentations and reports on developments in the cybersecurity space, including risk management practices, recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends, and information security issues encountered by our peers and third parties. The Board and the Audit Committee also receive prompt and timely information regarding any cybersecurity risk that meets pre-established reporting thresholds, as well as ongoing updates regarding any such risk. On an annual basis, the Board and the Audit Committee discuss our approach to overseeing cybersecurity threats with members of senior management.

Senior management works collaboratively across the Company to implement a program designed to protect our information systems from cybersecurity threats and to promptly respond to any material cybersecurity incidents in accordance with the our incident response and recovery plans. To facilitate the success of our cybersecurity program, cross-functional teams throughout the Company address cybersecurity threats and respond to cybersecurity incidents. Through ongoing communications with these teams, our outsourced information technology team and senior management are informed about and monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time, and report such threats and incidents to the Audit Committee when appropriate.

Material Effects of Cybersecurity Incidents

Risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and are not reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our Financial Statements are hereby incorporated herein by reference. These Financial Statements are filed as part of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Index

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of the Registrant (23)
2.1	Description of Securities Registered under Section 12 (19)
2.2	Form of Registrant’s Ordinary Share Warrant Certificate (1)
2.3	Form of Warrant Agreement dated as of February 24, 2015 between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent (20)
2.4	Amendment No.1 dated as of June 24, 2015, to Warrant Agreement dated as of February 24, 2015 between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent (4)
2.5	Form of Ordinary Shares Warrant Certificate issued pursuant to a certain Credit Line Agreement dated as of August 20, 2014 (21)
2.6	Forms of Ordinary Shares Warrant Certificate issued to the Pontifax entities (1)
2.7	Form of Series C Warrant (5)
2.8	Form of Warrant Agent Agreement between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent (5)
2.9	Form of February 2019 Series D Warrant (7)
2.10	Form of the February 2019 Placement Agent Warrant (7)
4.1	2006 Unit Option Plan and Amendments thereto (1)
4.2	Form of Series C-1 preferred shares purchase warrant (1)
4.3	Forms of Series C-2 preferred shares purchase warrant (1)
4.4	Asset Transfer Agreement, dated as of May 31, 2009 by and between Check-Cap Ltd. and Check-Cap LLC (1)
4.5	The Agreement for ASIC Design and Development dated November 26, 2009 by and between Check-Cap Ltd. and Politechnico di Milano (1)
4.6	Form of Indemnification Agreement (1)
4.7	2015 Equity Incentive Plan and 2015 United States Sub-Plan to 2015 Equity Incentive Plan (2)
4.8	Compensation Policy for Executive Officers and Directors (15)
4.9	Underwriting Agreement, dated as of May 4, 2018, by and between Check-Cap Ltd. and H.C. Wainwright & Co., LLC (6)
4.10	Form of Securities Purchase Agreement dated as of February 4, 2019 by and between Check-Cap Ltd. and the Purchasers named therein (7)
4.11	Form of Securities Purchase Agreement dated as of December 19, 2019 by and between Check-Cap Ltd. and the Purchasers named therein (8)
4.12	Form of Securities Purchase Agreement dated as of April 20, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto (9)
4.13	Form of Securities Purchase Agreement dated as of April 30, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto (10)
4.14	Form of Securities Purchase Agreement dated as of May 8, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto (11)

4.15	Form of Securities Purchase Agreement dated as of June 30, 2021 by and between Check-Cap Ltd. and the Purchasers signatory thereto (16)
4.16	Form of Warrant Exercise Agreement dated as of July 23, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto (12)
4.17	Form of Securities Purchase Agreement dated as of March 1, 2022 by and between Check-Cap Ltd. and the Purchasers signatory thereto (17)
4.18	Form of Warrant Amendment Agreement dated as of March 1, 2022 by and between Check-Cap Ltd. and the Purchasers signatory thereto (19)
4.19	Form of Warrant issued by Check-Cap Ltd. on April 22, 2020 (9)
4.20	Form of Warrant issued by Check-Cap Ltd. on May 4, 2020 (10)
4.21	Form of Warrant issued by Check-Cap Ltd. on May 13, 2020 (11)
4.22	Form of Warrant issued by Check-Cap Ltd. on July 27, 2020 (12)
4.23	Form of Warrant issued by Check-Cap Ltd. on July 2, 2021 (16)
4.24	Form of Warrant issued by Check-Cap Ltd. on March 3, 2022 (17)
4.25	Form of Placement Agent Warrant issued by Check-Cap Ltd. on April 22, 2020 (13)
4.26	Form of Placement Agent Warrant issued by Check-Cap Ltd. on May 4, 2020 (13)
4.27	Form of Placement Agent Warrant issued by Check-Cap Ltd. on May 13, 2020 (13)
4.28	Form of Placement Agent Warrant issued by Check-Cap Ltd. on July 27, 2020 (12)
4.29	Form of Placement Agent Warrant issued by Check-Cap Ltd. on July 2, 2021 (16)
4.30	Form of Placement Agent Warrant issued by Check-Cap Ltd. on March 3, 2022 (17)
4.31	Exclusive License Agreement between the Company and the Curators of the University Of Missouri, dated February 26, 2021 (18)
4.32	Business Combination Agreement between Check-Cap Ltd. and Nobul AI Corp. dated March 25, 2024
8.1	List of Subsidiaries (22)
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)
12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1*	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Brightman Almagor Zohar & Co., independent registered public accounting firm
15.2*	Consent of Fahn Kanne & Co., independent registered public accounting firm
16.1	Letter regarding change in certifying accountant (incorporated herein by reference to Exhibit 16.1 to the Company’s Report on 6-K filed with the SEC on April 10, 2024)
97.1*	Policy Relating to Recovery of Erroneously Awarded Compensation
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

(1)	Incorporated by reference to the Registration Statement on Form F-1 of the Registrant (File No. 333-201250).

(2)	Incorporated by reference to Annex B of Exhibit 99.3 to the Form 6-K filed by the Registrant with the Form 6-K filed by the Registrant with the Securities Exchange Commission on July 6, 2015.

(3)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on August 12, 2016.

(4)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on June 24, 2015.

(5)	Incorporated by reference to the Registration Statement on Form F-1/A by the Registrant with the Securities and Exchange Commission on April 25, 2018.

(6)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on May 4, 2018.

(7)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on February 6, 2019.

(8)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the SEC on March 6, 2020.

(9)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on April 22, 2020.

(10)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on May 4, 2020.

(11)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on May 12, 2020.

(12)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on July 24, 2020.

(13)	Incorporated by reference to the Registration Statement on Form F-1 by the Registrant with the SEC on May 20, 2020.

(14)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on March 15, 2016.

(15)	Incorporated by reference to Exhibit A to Exhibit 99.1 to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on October 21, 2020.

(16)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on July 2, 2021.

(17)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on March 3, 2022.

(18)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the SEC on March 18, 2021.

(19)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the SEC on April 6, 2022.

(20)	Incorporated by reference to the Registration Statement on Form F-1/A by the Registrant with the Securities and Exchange Commission on February 17, 2015.

(21)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on November 22, 2017.

(22)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the SEC on March 15, 2016.

(23)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the SEC on March 31, 2023.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: May 15, 2024	CHECK-CAP LTD.

	By:	/s/ Saar Levi
	Name:	Saar Levi
	Title:	Interim Chief Executive Officer

	By:	/s/ Iris Even-Tov
	Name:	Iris Even-Tov
	Title:	Interim Chief Financial Officer

CHECK CAP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023

CHECK CAP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023

Fahn Kanne & Co.
Head Office
32 Hamasger Street
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Tel-Aviv 6721118, ISRAEL
PO Box 36172, 6136101

Board of Directors and Shareholders	T +972 3 7106666
Check Cap Ltd.	F +972 3 7106660
www.grantthornton.co.il

Opinion on the financial statements

We have audited the accompanying consolidated balance sheet of Check Cap Ltd. and its subsidiary (the “Company”) as of December 31, 2023, the related consolidated statement of operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

FAHN KANNE & CO. GRANT THORNTON ISRAEL

We have served as the Company’s auditor since 2024.

Tel-Aviv, Israel

May 15, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Check-Cap Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Check-Cap Ltd. and subsidiary (the “Company”) as of December 31, 2022, the related consolidated statements of operations, shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 31, 2023

We have served as the Company’s auditor since 2005. In 2024 we became the predecessor auditor.

CHECK CAP LTD

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

		December 31,
	Note	2023	2022
Assets
Current assets
Cash and cash equivalents		$8,844	$4,090
Restricted cash	2(N)	-	352
Short-term bank deposit		15,912	37,609
Prepaid expenses and other current assets	3	100	579
Total current assets		24,856	42,630

Non-current assets
Property and equipment, net	4	161	1,751
Operating leases	5	-	1,060
Total non-current assets		161	2,811
Total assets		$25,017	$45,441

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accruals
Trade		$141	$952
Other		783	802
Employees and payroll accruals	6	406	1,261
Operating lease liabilities	5	-	337
Other current liabilities		-	56
Total current liabilities		1,330	3,408

Non-current liabilities
Royalties provision	8(A)	-	94
Operating lease liabilities	5	-	627
Total non-current liabilities		-	721

Shareholders’ equity	10
Share capital, Ordinary shares 48 NIS par value (18,000,000 authorized shares as of December 31, 2023 and 2022; 5,850,555 and 5,844,463 shares issued and
outstanding as of December 31, 2023 and 2022, respectively) (1)		83,746	83,664
Additional paid-in capital		84,802	84,941
Accumulated deficit		(144,861)	(127,293)
Total shareholders’ equity		23,687	41,312

Total liabilities and shareholders’ equity		$25,017	$45,441

(1)	All share amounts have been retroactively adjusted to reflect a 1-for-20 share reverse split, see Note 1(A)(7).

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

		Year ended December 31,
	Note	2023	2022	2021

Research and development expenses, net	12	$8,311	$14,271	$12,349
General and administrative expenses	13	9,550	5,763	4,972
Impairment of fixed assets	4(2)	1,426	-	-
Operating loss		19,287	20,034	17,321

Finance income, net	14	1,719	926	119

Net loss		$17,568	$19,108	$17,202

Comprehensive loss		$17,568	$19,108	$17,202
Loss per share:
Net loss per ordinary share - basic and diluted		$3.00	$3.37	$4.14

Weighted average number of ordinary shares outstanding - basic and diluted	15	5,848,737	5,671,786	4,159,870

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

			Additional		Total
			paid-in	Accumulated	Shareholders’
	Number	Amount	capital	deficit	equity
Balance as of December 31, 2020	2,331,443	$31,646	$75,715	$(90,983)	$16,378
Changes during 2021:
Exercise of warrants, net of issuance expenses in an amount of $22	1,210,235	18,099	1,120	-	19,219
Issuance of ordinary shares and warrants in the June 2021 Registered Direct Offering, net of issuance expenses in an amount of $3,199	1,296,297	19,011	12,790	-	31,801
Option exercise	350	5	(1)	-	4
RSU vesting	1,764	26	(26)	-	-
Share-based compensation	-	-	491	-	491
Net loss	-	-	-	(17,202)	(17,202)
Balance as of December 31, 2021	4,840,089	$68,787	$90,089	$(108,185)	$50,691
Changes during 2022:
Issuance of ordinary shares and warrants in the March 2022 Registered Direct Offering, net of issuance expenses in an amount of $1,150	1,000,000	14,815	(5,965)	-	8,850
RSU vesting	4,374	62	(62)		-
Share-based compensation	-		879	-	879
Net loss	-			(19,108)	(19,108)
Balance as of December 31, 2022	5,844,463	83,664	84,941	(127,293)	41,312
Changes during 2023:
RSU vesting	6,092	82	(82)	-
Share-based compensation	-	-	(57)	-	(57)
Net loss	-	-	-	(17,568)	(17,568)
Balance as of December 31, 2023	5,850,555	83,746	84,802	(144,861)	23,687

(1)	All share amounts have been retroactively adjusted to reflect a 1-for-20 share reverse split, see Note 1(A)(7).

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share and per share data)

	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(17,568)	$(19,108)	$(17,202)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	212	404	205
Impairment of fixed assets	1,426	-	-
Share-based compensation	(57)	879	491
Financial expense (income), net	305	(624)	-
Changes in assets and liabilities items:
Operation leasing	49	-	-
Decrease (increase) in prepaid and other current assets and non-current assets	480	273	(549)
Increase (decrease) in trade accounts payable, accruals and other current liabilities	(851)	207	362
Increase (decrease) in employees and payroll accruals	(856)	(700)	451
Decrease in royalties provision	(94)	(38)	(22)
Net cash used in operating activities	$(16,954)	$(18,707)	$(16,264)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(83)	(486)	(1,006)
Changes (investment) in short-term bank and other deposits	21,439	(12,022)	(15,000)
Net cash provided in (used in) investing activities	$21,356	$(12,508)	$(16,006)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of warrants into ordinary shares, net of issuance expenses	-	-	19,219
Issuance of ordinary shares in the registered direct offerings, net of issuance expenses	-	8,850	31,801
Options exercise	-	-	4
Net cash provided by financing activities	$-	$8,850	$51,024

Net increase (decrease) in cash, cash equivalents and restricted cash	4,402	(22,365)	18,754

Cash, cash equivalents and restricted cash at the beginning of the year	4,442	26,807	8,053

Cash, cash equivalents and restricted cash at the end of the year	$8,844	$4,442	$26,807

Supplemental information for Cash Flow:

	2023	2022	2021
Supplemental disclosure of non-cash flow information
Purchase of property and equipment	35	35	161
Assets acquired under operating lease	-	307	1,048
Supplemental disclosure of cash flow information
Cash paid for taxes	25	5	33
Interest received	2,023	548	62

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share and per share data)

	2023	2022	2021
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEET
Cash and Cash equivalents	$8,844	$4,090	$26,457
Restricted cash included current assets	-	352	350
Total cash, cash equivalents, and restricted cash	$8,844	$4,442	$26,807

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 1  -  GENERAL INFORMATION

A.	General

(1)	Check Cap Ltd. (the “Company”) was incorporated under the laws of the State of Israel. The registered address of its offices is 29 Abba Hushi Avenue, Isfiya 3009000, Israel.

(2)	The Company has a wholly-owned subsidiary, Check-Cap US, Inc., that was incorporated under the laws of the State of Delaware on May 15, 2015.

(3)	The Company was engaged in a clinical-stage medical diagnostics that aimed to redefine colorectal cancer (CRC) screening through the introduction of C-Scan®, a screening test designed to detect polyps before they may transform into colorectal cancer to enable early intervention and cancer prevention. The Company’s disruptive capsule-based screening technology aims to significantly increase screening adherence worldwide and help people to stay healthy through preventive CRC screening. C-Scan uses an ultra-low dose X-ray capsule, an integrated positioning, control and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon. C-Scan is non-invasive and requires no preparation or sedation, allowing the patients to continue their daily routine with no interruption as the capsule is propelled through the gastrointestinal tract by natural motility.

(4)

On March 21, 2023, the Company announced that following the Company’s internal assessment of the clinical data collected until such date from its calibration studies, the Company has determined that the most recent efficacy results from the Company’s calibration studies did not meet the goal in order to proceed to the powered portion of the U.S. pivotal study.

The Company further announced that it had adopted a plan of actions that included conducting additional clinical data analysis and approaching the U.S. Food and Drug Administration (“FDA”) to make amendments to the U.S. pivotal study and that the Company is also implementing a cost reduction plan in order to extend its cash runway, and that the initiation of the powered portion of the U.S. pivotal study that was expected in mid-2023 is therefore temporarily postponed.

On June 6, 2023, the Company announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, the Company’s Board of Directors has determined that it is appropriate to pursue strategic options.

In addition, the Company’s Board of Directors approved a significant reduction in its workforce, to reduce the Company’s cash burn, after which the Company expects to have two remaining employees. In light of these developments, the Company discontinued the calibration studies and does not plan on commencing the powered portion of its U.S. pivotal study and plans to concentrate its resources on its essential research activities and strategic alternatives.

On August 16, 2023 the Company announced the it entered into a business combination agreement (the “BCA”) with Keystone Dental Holdings, Inc., a Delaware corporation (“Keystone”), Capstone Dental PubCo, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Keystone (“PubCo”), Capstone Merger Sub Ltd., an Israeli company and a direct, wholly owned subsidiary of PubCo (“Israeli Merger Sub”), and Capstone Merger Sub Corp., a Delaware corporation and a direct, wholly owned subsidiary of PubCo (“U.S. Merger Sub”).

The BCA included provisions granting both Check-Cap and Keystone the right to terminate the BCA for certain reasons, including, among others, (i) the Business Combination not having been consummated by January 31, 2024 (subject to certain exceptions and to potential automatic extension, the “Termination Date”), (ii) any governmental authority having issued an order, decree or ruling, or taken any other action (including the enactment of any statute, rule, regulation, decree or executive order) enjoining or prohibiting the Business Combination, or (iii) under certain conditions, there having been a material breach of any of the representations, warranties, covenants or agreements set forth in the BCA by a party to the BCA. The BCA further provides that if the BCA is terminated under certain circumstances, Check-Cap may be required to pay to Keystone a nonrefundable fee in the amount of $1,500 and reimburse Keystone for up to $1,500 of its expenses, and Keystone may be required to pay to Check-Cap a nonrefundable fee in the amount of $4,000, and reimburse Check-Cap for up to $1,000  of its expenses.

The closing of the BCA was subject to satisfaction or waiver of certain conditions as stated in the BCA including the required approvals by the parties’ shareholders. On December 18, 2023, at the Annual General Meeting of Shareholders (the “Meeting”), the BCA and the business combination transactions contemplated pursuant to the BCA, did not receive the requisite majority required for approval by the Company’s shareholders, under Section 320 of the Israeli Companies Law 5759-1999.

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 1  -  GENERAL INFORMATION (Cont.)

A.	General (cont.)

On December 24, 2023, the Company received a notice (the “Notice”) on behalf of Keystone Dental Holdings, Inc., terminating the BCA,In the Notice, the Company was notified that the BCA has been terminated pursuant to Section 10.1(e) of the BCA in light of the results of the Meeting of the Company, held on December 18, 2023.

In addition, at the Meeting, the then existing Company’s Board of Directors did not receive the requisite majority required for approval by the Company’s shareholders to reappointed as board members and new five board members received such required majority and as a result the Board of Directors replaced by new board members.

As a result of the business combination transaction process the Company incurred transaction related expenses, recorded in General and Administrative expenses line item in the consolidated statement of operations.

(5)	Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, recruiting management and technical staff, acquiring assets and raising capital. The Company has not yet generated revenues. The Company has incurred losses of $17,568 and $19,108 for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company’s accumulated deficit was approximately $143,191. The extent of the Company’s future operating losses and the timing of becoming profitable are uncertain.

The Company anticipates ongoing losses from its operations. On June 6, 2023, the Company announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, we were reducing our workforce by approximately 90% to reduce cash burn, concentrating our resources on essential research activities, discontinuing the calibration studies, and evaluating and pursuing strategic options.

As a result of our evaluation and pursuit of strategic options, on August 16, 2023, we entered into a business combination agreement (the “Keystone BCA”) with Keystone, Capstone Dental PubCo, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Keystone (“PubCo”) and other direct, wholly owned subsidiaries of PubCo. However, the Keystone BCA was not approved by the requisite majority required for approval, under Section 320 of the Israeli Companies Law 5759-1999 and, as such, the Keystone BCA was terminated on December 24, 2023.

More recently, on March 25, 2024, the company entered into the Nobul BCA, pursuant to which a wholly owned subsidiary of Nobul, to be formed under the laws of Israel, will merge with and into us, with Check-Cap surviving as a direct, private, and wholly owned subsidiary of Nobul.

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 1  -  GENERAL INFORMATION (Cont.)

A.	General (cont.)

(6)	As described in Notes 10B(2)(b) and 10B(2)(d), on February 24, 2015, the Company consummated an Initial Public Offering in the United States (U.S.) (the “IPO”) concurrently with a private placement.

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

On July 2, 2021, the Company consummated a registered direct offering of ordinary shares and warrants. See Note 10B(2)(q).

On March 3, 2022, the Company consummated a registered direct offering of ordinary shares and warrants. See Note 10B(2)(r).

The Company’s ordinary shares are listed on the NASDAQ Capital Market under the symbols “CHEK”.

The Company’s Series A Warrants, formerly listed on the NASDAQ Capital Market under the symbol “CHEKW”, expired on February 24, 2020.

The Company’s Series C Warrants, formerly listed on the NASDAQ Capital Market under the symbol “CHEKZ”, expired on May 8, 2023.

The consolidated financial statements of the Company as of and for the years ended December 31, 2023 and December 31, 2022 include the financial statements of the Company and its wholly-owned U.S. subsidiary.

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 1  -  GENERAL INFORMATION (Cont.)

A.	General (cont.)

(7)	On December 23, 2021, the Company announced that it received a letter from the Staff, indicating that the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed companies to maintain a minimum bid price of $1.00 per share. The Company was provided by Nasdaq with a compliance period of 180 calendar days (i.e., until June 21, 2022) to regain compliance pursuant to Nasdaq Listing Rules. On June 22, 2022, the Company received a letter from the Staff notifying it that Nasdaq granted the Company a 180-day extension, or until December 19, 2022, or the Extension Period, to regain compliance with the Minimum Bid Price Requirement. In order to regain compliance, on August 11, 2022, the Company’s shareholders approved a reverse share split (“Reverse Share Split”) of its ordinary shares within a range of 1 for 10 to 1 for 20, the exact ratio to be determined by further action of the Company’s Board of Directors, to be effective on a date to be determined by the Company’s Board of Directors and announced by the Company, and to amend the Company’s Articles of Association accordingly. The Board of Directors subsequently approved a reverse share split of the Company’s ordinary shares at the ratio of 1-for-20, such that each twenty (20) ordinary shares, par value NIS 2.40 per share, consolidated into one (1) ordinary share, par value NIS 48.00, effective as of November 23, 2022. The first date when the Company’s ordinary shares began trading on the Nasdaq Capital Market after implementation of the Reverse Share Split was November 25, 2022. Following the implementation of the Reverse Share Split, the Company’s authorized share capital comprised of 18,000,000 ordinary shares. No fractional ordinary shares were issued as a result of the Reverse Share Split. All fractional ordinary shares were rounded up to the nearest whole ordinary share. In addition, a proportionate adjustment made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding options and warrants entitling the holders to purchase ordinary shares. Furthermore, following completion of the Reverse Share Split, the number of ordinary shares issuable pursuant to the Company’s 2006 Unit Option Plan and 2015 Equity Incentive Plan and 2015 US Sub-Plan to the 2015 Equity Incentive Plan, as well as the number of shares and exercise prices subject to the outstanding options under the plans and the number of shares subject to outstanding restricted stock units (“RSUs”) under the plans were appropriately adjusted. The Company subsequently received a letter informing it that, for the 10 consecutive business days from November 25, 2022 to December 8, 2022, the closing bid price of the Company’s ordinary shares had been at $1.00 per share or greater and that accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers the prior bid price deficiency matter now closed.

(8)

On October 7, 2023, thousands of Hamas terrorists invaded Israel’s southern border towns near the Gaza Strip and carried out attacks on civilian and military targets that were extraordinary in scale and brutality. Hamas and other terrorist groups also launched extensive rocket attacks from the Gaza Strip against civilian targets in various parts of Israel. As a result, Israel declared war against Hamas, called up hundreds of thousands of reserve soldiers and launched an extensive military campaign against them. In parallel, border clashes between Israel and the Hezbollah terrorist group on Israel’s northern border with Lebanon have intensified and may escalate into a greater regional conflict. To date, the Company operations have not been adversely affected by the war. The Company has back-up IT systems and remote work ability that the Company expect will enable its operations to function well in the event of an emergency.

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

The financial statements are presented in dollars, which is the functional currency of the Company. In management’s judgment, setting the dollar as the Company’s functional currency, is based mainly on the following criteria: the Company’s budget and other Company internal reports, including reports to the Company’s Board of Directors and investors, are presented in dollars. Management uses these reports in order to make decisions for the Company. All of the Company’s equity financings have been in dollars; and it was expected that a significant portion of the Company’s future revenues will be in dollars.

Transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been re-measured to dollars in accordance with the provisions of ASC 830-10 “Foreign Currency Translation”. All transaction gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

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

As a matter of policy, the Company uses derivatives for risk management purposes and does not use derivatives for speculative purposes. From time to time, the Company may enter into foreign currency zero-cost collars or minimal cost collars contracts to hedge foreign currency cash flow transactions. However, the company did not use such derivative as hedging for accounting purposes and thus the changes in fair value of the derivative were carried to profit and loss, as incurred.

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 2  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Cash flow hedges (cont.)

As of December 31, 2023, the Company had no outstanding hedge transactions. As of December 31, 2022, the Company had outstanding foreign exchange collars in the notional amount of approximately $5,264. These options were set for a period of up to eight months as of December 31, 2022. The Company measured the fair value of the options in accordance with provisions of ASC No. 820 (classified as level 2 of the fair value hierarchy). The fair value of the Company’s outstanding collars on December 31, 2022 amounted to a liability, net of $56 and was included in other current liabilities.

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

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360-10 “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets (or asset group) to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the year ended December 31, 2023 the Company recorded impairment costs in the amount of $1,426. During the years ended December 31, 2022 and 2021, no impairment losses were recorded.

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

With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2023, and 2022, the Company is not a party to any ligation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

K.	Share-based compensation

The Company recognizes expense for its share-based compensation based on the fair value of the awards granted. The Company’s share-based compensation plans provide for the award of stock options and restricted stock units. In accordance with ASC 718-10 “Compensation-Stock Compensation”, the Company estimates the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statement of operations.

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

The Company selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for its share-based awards. The option-pricing model requires a number of assumptions, of which the most significant are the fair market value of the underlying ordinary shares, expected share price volatility and the expected option term. In the years ended December 31, 2023, 2022 and 2021, expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected term of the options.

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

The Company accounts for income taxes in accordance with ASC 740-10 “Accounting for Income Taxes.” This Statement requires the use of the liability method of accounting for income taxes, whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with ASC 740, the Company reflects in the financial statements the benefit of positions taken in a previously filed tax return or expected to be taken in a future tax return only when it is considered ‘more-likely-than-not’ that the position taken will be sustained by a taxing authority. As of December 31, 2023 and 2022, the Company had no unrecognized income tax positions, and, accordingly, there is no impact on the Company’s effective income tax rate associated with these items.

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

The Company has granted a pledge in favor of Bank Leumi Le-Israel B.M in the amount of $352 as of December 31, 2022, respectively to secure certain payment obligations of the Company in connection with hedge transactions. This amount was classified as restricted cash balance. As of December 31, 2023 the pledged was removed.

O.	Leases

The Company accounts for leases in accordance with ASC 842 “Lesses.” Arrangements that are determined to be leases at inception are recognized as long-term operating lease assets and as lease liabilities in the consolidated balance sheet at lease commencement. Operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at commencement date. As the Company’s leases do not provide an implicit rate, the Company applies its incremental borrowing rate based on the economic environment at the commencement date in determining the present value of future lease payments. Lease terms may include options to extend the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases or payments are recognized on a straight-line basis over the lease term.

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

Due to the above, the Company changed its expectation regarding the lease term as the option to extend was no longer considered as reasonably certain and accordantly the company has derecognized an amount of $785 related to the right of use assets and the related lease liability in a similar amount.

P.	Recent accounting pronouncements

Some accounting pronouncements which have become effective from January 1, 2023 and have therefore been adopted, The adoption of such pronouncement did not have a material impact on the Company’s consolidated financial statements.

On November 27, 2023, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure”, (“ASU 2023-07”). ASU 2023-07 is aimed to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In accordance with ASU 2023-07, public entities are required to disclose significant segment expenses by reportable segment if they are regularly provided to the CODM and included in each reported measure of segment profit or loss. Such disclosures are required on both an annual and an interim basis. In addition, the amendments in ASU 2023-07 enhance interim disclosure by requiring that all existing annual disclosures about segment profit or loss must be provided on an interim basis in addition to disclosure of significant segment expenses and other segment items. ASU 2023-07 also clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss. ASU 2023-07 is effective in a retrospective manner, for fiscal years beginning after December 15, 2023. The Company is in the process of evaluating what impact ASU 2023-07 will have on its consolidated financial statements and related disclosures.

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 2  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On December 14, 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASC 2023-09”). ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09 applies to all entities subject to income taxes. The amendments require that public business entities ((“PBEs”) on an annual basis (i) disclose specific categories in the rate reconciliation; and (ii) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate). Specifically, PBEs are required to disclose a tabular reconciliation, using both percentages and reporting currency amounts, according to specific categories. Separate disclosure is required for any reconciling item in which the effect of the item is equal to or greater than 5 percent of the amount computed by multiplying the income (or loss) from continuing operations before income taxes by the applicable statutory income tax rate. Also, ASU 2023-09 require entities to disclose on an annual basis, information about income taxes paid, including the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). Also, the amendments in ASU 2023-09 eliminate certain disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. The Company is in the process of evaluating what impact ASU 2023-09 will have on consolidated financial statements and related disclosures.

The Company has evaluated other recently issued accounting pronouncements that are not yet effective and does not currently believe that any of these pronouncements will have a material impact on its consolidated financial statements and related disclosures.

Q.	Severance pay

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to the Israeli Severance Pay Law - 1963 (the “Israeli Severance Pay Law”), based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees employed for a period of more than one year are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for its Israeli employees is mostly covered by insurance or pension policies designed solely for distributing severance pay.

All of the Company’s employees are subject to Section 14 of the Israeli Severance Pay Law. The Company’s contributions towards severance pay, for Israeli employees subject to this section, have replaced its severance obligation. Upon contribution of the full amount of the employee’s monthly salary for each year of service, no additional calculations are conducted between the parties regarding the matter of severance pay and no additional payments are required to be made by the Company to the employee in respect of severance pay. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from the obligation to employees once the deposit amounts have been fully paid.

R.	Deferred income taxes

In accordance with the asset and liability method of accounting for income taxes, the Company recognizes deferred tax assets and liabilities based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Given the Company’s historical pattern of losses, a full valuation allowance has been established against all deferred tax assets, including net operating loss carryforwards. This approach reflects management’s assessment that it is more likely than not that the deferred tax assets will not be realized in the foreseeable future. The valuation allowance is reviewed periodically and adjusted if significant changes in the Company’s forecasted taxable income occur.

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 3  -  PREPAID EXPENSES AND OTHER CURRENT ASSETS

Composition:

	December 31,
	2023	2022

Government institutions	44	88
Prepaid expenses	35	260
Deposits	10	8
Other assets	11	223
Total prepaid expenses and other current assets	100	579

NOTE 4  -  PROPERTY AND EQUIPMENT, NET

Composition:

	December 31,
	2023	2022
Cost:
Office furniture and equipment	827	799
Laboratory equipment	1,938	1,915
Computers and auxiliary equipment	571	574
	3,336	3,288
Accumulated depreciation	1,749	1,537
Impairment of fixed assets (2)	1,426
Property and equipment, net	161	1,751

(1)	Depreciation expenses amounted to $212, $346 and $205 for the years ended December 31, 2023, 2022 and 2021, respectively.

(2)	impairment of fixed assets

On June 6, 2023, the Company announced that following a review of its business, resources and capabilities, it is exploring strategic alternatives (see Note 1A(4)).

As a result, due to changes in circumstances that indicate that the carrying amount of an asset (or asset group) mainly laboratory equipment for CRC screening development activities may not be recoverable, the Company reviewed such assets for impairment in accordance with ASC 360-10 “Accounting for the Impairment or Disposal of Long-Lived Assets” and determined that the fixed assets are considered to be impaired by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Therefore, the Company recorded an impairment loss of 1,426 for the year ended December 31,2023.

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 5  -  LEASES

(1)

On January 26, 2021, the Company entered into a new lease agreement, as amended (the “Amended Lease Agreement”), according to which, effective as of April 1, 2021, the Company leases a total of approximately 1,550 square meters at its facility located in Isfiya, Israel. The Amended Lease Agreement expires on December 31, 2023, and the Company had an option to extend the lease period for an additional three years. The Company had the right to terminate the Amended Lease Agreement at any time, upon at least 60 days prior written notice. Monthly rental expenses under the lease agreement are $16.1. Prior to entering into the Amended Lease Agreement, the Company leased approximately 900 square meters at the same facility under a lease agreement, originally scheduled to expire on May 31, 2022. According to ASC 842, the Amended Lease Agreement was accounted for as a lease modification and, therefore, the lease liability was remeasured as of the modification date with an adjustment of $458 decrease recorded to the underlying right of use asset.

Following the determination of Company’s Board of Directors on June 6, 2023 to discontinue the Company’s clinical studies (see Note 1 A (4)), the Company did not extend the lease agreement of its offices in Isfiya, Israel that expired on December 31, 2023. A formal termination notice was sent to the lessor as required. The Company agreed with the Lessor to lease temporarily certain space currently until February 29, 2024 for a monthly rental fees of $8.3 and can withdraw from the agreement without incurring penalties.

(2)

On December 30, 2021, the Company entered into a Sub-lease Agreement (the “Sub-lease Agreement”), with a Company supplier (the “Lessor”) according to which, the Company leased approximately 70 square meters laboratory space for the production of certain components, at the supplier’s premises in Petach Tikva, Israel. The Sub-lease Agreement entered into effect on September 21, 2022, after receipt of certain permits including a business license from Petach Tikva municipality. The Sub-lease Agreement expires on January 31, 2025, and the Company had an option to extend the lease period for an additional two years. The Company had the right to terminate the Sub-lease Agreement at any time, upon at least 90 days prior written notice.

The Lessor also had the right to terminate the Sub-lease Agreement, upon at least 12 months prior written notice. The Sub Lease Agreement is part of an amended service agreement with the supplier for certain additional services. Total monthly rental expenses under the Sub-lease Agreement and the payment for other services was $26.9. Following the effectiveness of the Sub-lease Agreement, the lease was recorded under ASC 842. As the Sub-lease Agreement was part of a service agreement with the supplier, management was required to evaluate the fair market amount attributed to the lease per month and based on its estimations, the amount allocated to the lease was approximately $2.8 and the portion allocated to monthly services was $24.1.

Following the determination of Company’s Board of Directors on June 6, 2023 to discontinue the Company’s clinical studies (see Note 1 A (4)), on June 8, 2023, the Company terminated its sub-lease agreement and the service agreement in Petach Tikva, and the sub-lease agreement terminated on September 8, 2023. A formal termination notice was sent to the lessor as required The lease liability was remeasured as of the modification date with an adjustment of $20 decrease recorded to the underlying right of use asset.

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 5  -  LEASES (Cont.)

(3)	On March 1, 2022, the Company entered into a lease agreement of certain offices in Petach Tikva Israel, according to which, the Company leased approximately 140 square meters offices, The lease agreement expired on February 28, 2024, and the Company had an option to extend the lease period for two additional periods of one year each. Total monthly rental expense under the lease agreement was approximately $1.7. The lease agreement is recorded under ASC 842. In September 2023, the office lease agreement in Petach Tikva was terminated by the parties. The lease liability was remeasured as of the modification date with an adjustment of $107 decrease recorded to the underlying right of use asset.

(4)

According to ASC 842, the changes to lease agreements following June 6, 2023 announcement as described above are a triggering event for reassessment of the lease terms and as a result, the lease liability was remeasured as of the reassessment date with an adjustment recorded to the underlying right of use assets.

On December 31, 2023, the Company’s operating lease assets and lease liabilities (both the current and non-current portion) for operating leases are $0, respectively.

Supplemental cash flow information related to operating leases was as follows:

Year Ended December 31, 2023
Cash payments for operating leases	$329

The Company uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable.

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 6  -  EMPLOYEE BENEFITS AND PAYROLL ACCRUALS

A.	Composition:

	December 31,
	2023	2022
Short-term employee benefits:
Benefits for vacation and recreation pay	142	529
Liability for payroll, bonuses and wages	264	732
	406	1,261

B.	Post-employment benefits

Pursuant to Israel’s Severance Pay Law, 1963, Israeli employees are entitled to severance pay equal to one month’s salary for each year of employment, or a portion thereof. All of the Company’s employees elected to be included under Section 14 of the Severance Pay Law, 1963 (“Section 14”). According to Section 14, employees are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with Section 14 release the Company from any future severance payments under the Israeli Severance Pay Law, 1963 in respect of those employees; therefore, related assets and liabilities are not presented in the balance sheet.

the company has paid contributions to pension funds for its employees in amount of 897$ and 1,428$ for the years ended December 31, 2023 and 2022, respectively.

C.	Short-term employee benefits

(1)	Paid vacation days

In accordance with the Yearly Vacation Law-1951 (the “Vacation Law”), the Company’s employees are entitled to a certain number of paid vacation days for each year of employment. In accordance with the Vacation Law and its appendix, and as determined in the agreement between the Company and the employees, the number of vacation days per year to which each employee is entitled is based on the seniority of the employee.

The employee may use vacation days based on his or her needs and with the Company’s consent, and accrue the remainder of unused vacation days, subject to the provision of the Vacation Law. An employee who ceased working before utilizing the balance of vacation days accrued is entitled to payment for the balance of unutilized vacation days.

(2)	Related parties

For information regarding related parties, see Note 16.

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 7  -  INCOME TAXES

A.	The Company

Check-Cap Ltd. is taxed according to Israeli tax laws:

1.	Corporate tax rates in Israel

The Israeli corporate tax rate in years 2021, 2022, 2023 and onwards is 23%.

2.	The Law for the Encouragement of Capital Investments, 1959 (the “Investments Law”)

Under the Investments Law, including Amendment No. 60 to the Investments Law as published in April 2005, by virtue of the “Benefited Enterprise” status, the Company is entitled to various tax benefits as follows:

a)	Reduced tax rates

The Company has one Benefited Enterprise program under the Investments Law, which entitles it to certain tax benefits with respect to income to be derived from the Company’s Benefited Enterprise. During the benefits period, taxable income from its Benefited Enterprise program (once generated) will be tax exempt for a period of ten years commencing with the year the Company will first earn taxable income relating to such enterprise. The Company chose 2010 as the year of election (the “Year of Election”). Due to the location of the Company’s offices, the Company believes it is entitled to a 10 year benefit period, subject to a 14 year limitation from the Year of Election, and therefore, the tax benefit period, in any event, ended in 2023.

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

Under the transitional provisions of the Investments Law, the Company is entitled to take advantage of the tax benefits available under the Investments Law prior to its amendment until the end of the benefits period, as defined in the Investments Law. The Company was entitled to set the “year of election” no later than tax year 2012, provided that the minimum qualifying investment was made not later than the end of 2010. On each year during the benefits period, the Company will be able to elect that the Investments Amendment applies to the Company, thereby making the tax rates described above available to the Company. An election to have the Capital Investments Amendment apply is irrecoverable. The Company elected not to have the Capital Investments Amendment apply to the Company.

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 7  -  INCOME TAXES (Cont.)

2.	The Law for the Encouragement of Capital Investments, 1959 (the “Investments Law”) (Cont.)

c)	Amendment of the Law for the Encouragement of Capital Investments, 1959 (Cont.)

On December 22, 2016, the Knesset approved the 2017-2018 State budget, which included amendment number 73 to the Investments Law. The amendment includes:

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

Lowering the threshold for the conditions that were previously set in order to enter the track of a “Special Preferred Enterprise” for very large enterprises entitled to a reduced tax rate of 5% in Development Area A or 8% in the rest of the country.

Updating the definitions of preferred income, Preferred Enterprise, etc.

In accordance with the Israeli Income Tax Ordinance [New Version], 1961, as of December 31, 2023, all of the Company’s tax assessments through tax year 2017 are considered final.

B.	Check-Cap US, Inc.

Check-Cap US, Inc. is taxed according to U.S. tax laws at a rate of 21%.

Check-Cap US, Inc. operating loss or “NOL” carry-forwards was $13 as of December 31, 2023 and $9 as of December 31, 2022.

C.	Deferred income taxes

As of December 31 2023 the Company has accumulated loss for tax in the amount of approximately $118,512.

In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. Based on the Company’s history of losses, the Company established a full valuation allowance on its net-operating loss carryforwards.

	December 31,
	2023	2022

Carry-forward tax losses	27,700	24,232
Less valuation allowance	(27,700)	(24,232)
	-	-

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 7  -  INCOME TAXES (Cont.)

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

The Company has a liability to pay royalties for the development of an ASIC component which was used as an amplifier for the capture of signals at low frequencies from X-ray detectors contained in the capsule. The institution that developed the ASIC is entitled to receive royalties from the Company in the amount of 50 € cents (53.3 U.S. cents) for every ASIC component that the Company will sell, capped at €200 (approximately $213). This royalty is considered as a liability. However due to the current expectations of the company and its current status as further described in Note 1A(4) it is no longer expected that there will be future sales that are subjected to payment of royalties and thus the provision was derecognized. Such amount was reflected as a reduction of research and development expenses in the year ended December 31, 2023.

	December 31,
	2023	2022

Royalties to an ASIC designer	-	94
	-	94

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

The Company’s research and development efforts were financed, in part, through funding from the Israeli Innovation Authority (IIA( and the BIRD Foundation. Since the Company’s inception through December 31, 2023, the Company received funding from the IIA and the BIRD Foundation in the total amount of approximately $5,600 and $114, respectively. In year 2021, the Company received grant approval from the IIA to support the funding of the Company’s transition from research and development to manufacturing. The final grant amounted to $620, of which approximately $349 was received in year 2021, $82 was received in January 2022 and $225 was received in February 2023.

According to the terms of applicable law as currently in effect regarding the grants received before year 2021, the IIA is entitled to royalties equal to 3-4% (or at an increased rate under certain circumstances) of the revenues from sales of products and services based on technology developed using IIA grants, up to the full principal amount (which may be increased under certain circumstances) of the U.S. Dollar-linked value of the grants, plus the applicable interest rate of 12-month . The obligation to pay these royalties is contingent on actual sales of the applicable products and services and in the absence of such sales, no payment is required. As of December 31, 2023, the Company had not paid any royalties to the IIA and had a contingent liability to the IIA in the amount of approximately $6,199. Royalties associated with the grant plan mentioned are not anticipated to be payable in the foreseeable future and have been accounted for as a reduction in research and development expenses in the corresponding years.

On July 13, 2014, the Company entered into a Cooperation and Project Funding Agreement with the BIRD Foundation and Synergy and during 2014-2017, the Company, together with Synergy, had received funding from the BIRD Foundation in the aggregate amount of approximately $127. Based on the aggregate expenses that the Company incurred for such project, it refunded to the BIRD Foundation an amount of approximately $13. The Company will not be receiving additional funding from the BIRD Foundation for the project, which is no longer active. As of December 31, 2023, the Company had not paid any royalties to the BIRD Foundation and had a contingent obligation to the BIRD foundation in the amount of approximately $209. Royalties associated with the grant plan mentioned are not anticipated to be payable in the foreseeable future and have been accounted for as a reduction in research and development expenses in the corresponding years.

(2)	Rental agreements

1.

On January 26, 2021, the Company entered into a new lease agreement, as amended (the “Amended Lease Agreement”), according to which, effective as of April 1, 2021, the Company leases a total of approximately 1,550 square meters at its facility located in Isfiya, Israel. The Amended Lease Agreement expired on December 31, 2023. Monthly rental expenses under the lease agreement are $16.1. Prior to entering into the Amended Lease Agreement, the Company leased approximately 900 square meters at the same facility under a lease agreement, originally scheduled to expire on May 31, 2022. According to ASC 842, the Amended Lease Agreement was accounted for as a lease modification and, therefore, the lease liability was remeasured as of the modification date with an adjustment recorded to the underlying right of use asset.

Following the determination of Company’s Board of Directors on June 6, 2023, to discontinue the Company’s clinical studies (see Note 1 A (4)), the Company did not extend the Amended Lease Agreement that expired on December 31, 2023. However, on November 11, 2023, the Company agreed with the Lessor to lease part of the premises in Isfiya (the “New Leased Premises”) until February 29, 2024, for a monthly rental fee of $8.3. On April 15, 2024, the Company and the Lessor agreed on extending the lease of the New Leased Premises for a two years period commencing on March 1, 2024, for a monthly rental fee of $8.3. The Company may terminate such lease upon a 60 days prior notice to the Lessor.

2.

On December 30, 2021, the Company entered into a Sub-lease Agreement (the “Sub-lease Agreement”), with a Company supplier (the “Lessor”) according to which, the Company leased approximately 70 square meters laboratory space for the production of certain components, at the supplier’s premises in Petach Tikva, Israel. The Sub-lease Agreement entered into effect on September 21, 2022, after receipt of certain permits including a business license from Petach Tikva municipality. The Sub-lease Agreement was due to expire on January 31, 2025. The Company had the right to terminate the Sub-lease Agreement at any time, upon at least 90 days prior written notice.

The Sub Lease Agreement was part of an amended service agreement with the supplier for certain additional services. Total monthly rental expenses under the Sub-lease Agreement and the payment for such other services was $26.9. Following the effectiveness of the Sub-lease Agreement, the lease was recorded under ASC 842. As the Sub-lease Agreement is part of a service agreement with the supplier, management was required to evaluate the fair market amount attributed to the lease per month and based on its estimations, the amount allocated to the lease was approximately $2.8 and the portion allocated to monthly services was $24.1.

Following the determination of Company’s Board of Directors on June 6, 2023 to discontinue the Company’s clinical studies (see Note 1 A (4)), on June 8, 2023, the Company terminated the Sub-lease Agreement and such service agreement in Petach Tikva, and the Sub-lease Agreement terminated on September 8, 2023.

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 8  -  COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.	Commitments (Cont.)

3.	On March 1, 2022, the Company entered into a lease agreement of certain offices in Petach Tikva Israel, according to which, the Company leases approximately 140 square meters offices, The lease agreement expires on February 28, 2024, and the Company has an option to extend the lease period for two additional periods of one year each. Total monthly rental expense under the lease agreement is approximately $1.7. The lease agreement is recorded under ASC 842. on September 2023 the office lease agreement in Petach Tikva was terminated by the parties.

C.	Legal

As of the date of the financial statements, the Company is not a party to any pending litigation.

NOTE 9  -  FAIR VALUE MEASUREMENTS

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

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2023
	Fair value measurements using input type
	Level 1	Level 2	Total
Cash and cash equivalents:
Money market funds	$2.6		$2.6
Total financial assets	$2.6	$-	$2.6

	December 31, 2022
	Fair value measurements using input type
	Level 1	Level 2	Total
Cash and cash equivalents:
Money market funds	$2.5		$2.5
Other current liabilities:
Foreign currency derivative instruments	-	$(56)	$(56)
Total financial assets (liabilities)	$2.5	$(56)	$(53.5)

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 10 - SHAREHOLDERS’ EQUITY

A.	Effective November 23, 2022, the Company’s Board of Directors effected a Reverse Share Split of 1-for-20 (i.e., 20 ordinary shares were combined into one ordinary share). Share and per share amounts in the financial statements, prior to November 23, 2022, have been adjusted to reflect the Reverse Share Split. See also Note 1A(7).

B.	Ordinary shares

1.	The ordinary shares provide their holder with rights to receive dividends in cash and shares, and rights to participate at the time of distributing liquidation dividends. Additionally, the ordinary shareholders have the right to vote at shareholder meetings in a manner that each share provides one voting right to its holder.

2.	Changes in ordinary share capital

a)	On February 24, 2015, the Company consummated an IPO in the U.S. of 8,334 units at a public offering price of $1,440 per unit, before underwriting discounts and offering expenses. Each unit consisted of one ordinary share and one-half of a Series A Warrant to purchase one ordinary share. Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants. Each whole Series A Warrant entitled the holder to purchase one ordinary share at an exercise price of $1,800. Upon vesting, each Long Term Incentive Warrant entitles the holder to purchase one ordinary share at an exercise price of $1,656. The Series A Warrants expired on February 24, 2020.

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

b)	Immediately prior to the consummation of the IPO, certain members of the Company’s management exercised options to purchase 1,282 ordinary shares granted to them under the 2006 Unit Option Plan.

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 10 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Ordinary shares (Cont.)

2.	Changes in ordinary share capital (Cont.)

c)	On August 20, 2014, the Company entered into a certain credit line agreement, pursuant to which it obtained a credit line in an aggregate principal amount of $12,000 from certain lenders and existing shareholders (the “Lenders”). The credit line amount was deposited in an escrow account at the closing, which was consummated on October 14, 2014. The Company issued to each Lender at closing a warrant (collectively, the “Credit Line Warrants”), to purchase a number of the Company’s ordinary shares constituting 2% of its share capital on a fully diluted basis (assuming conversion of all of the Company’s convertible securities into ordinary shares at a 1:1 conversion rate) as of the closing for each $1,000 (or portion thereof) extended by such Lender. The Company issued Credit Line Warrants (“CLA Warrants”) to purchase in the aggregate 11,078 of its ordinary shares. The CLA Warrants are exercisable for a period of ten years at an exercise price of NIS 48 per share, and may be exercised on a net issuance basis.

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

d)	No CLA Warrants were exercised during the years ended December 31, 2023, 2022 and 2021. As of December 31, 2023, CLA Warrants to purchase 370 ordinary shares were outstanding.

e)	On October 14, 2014, the Company issued warrants to purchase an aggregate 924 ordinary shares (the “Pontifax Warrants”) to the Pontifax Funds in consideration of their commitment to provide to the Company, for no consideration, certain business development and chairman services. As of December 31, 2021, Pontifax Warrants to purchase 462 ordinary shares, with an exercise price of $1,214.4 per share, were outstanding. These warrants expired on October 14, 2022.

f)	Upon the closing of the IPO, the Company issued warrants to purchase 417 ordinary shares at an exercise price of $1,800 to the IPO lead underwriter and warrants to purchase 63 ordinary shares at an exercise price of $1,214.4 to the Company’s U.S. legal counsel. These warrants expired on February 24, 2020.

g)	On August 11, 2016, the Company consummated a registered direct offering of 2,682 ordinary shares at a price of $456 per share and pre-funded warrants to purchase 10,477 ordinary shares at a purchase price of $444 per pre-funded warrant. The pre-funded warrants have an exercise price of $12 per share, subject to certain adjustments and will expire on August 11, 2023, unless otherwise extended in accordance with the terms of the pre-funded warrants. The Company received gross proceeds from the August registered direct offering of approximately $5,900 (including proceeds from the exercise of 2,396 pre-funded warrants at the closing of the offering). On January 23, 2017, the remaining pre-funded warrants to purchase 1,209 ordinary shares were exercised, for additional proceeds of approximately $14.5.

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 10 - SHAREHOLDERS’ EQUITY (Cont.)

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

The Company received gross proceeds from the 2018 Public Offering and exercise in full of the over-allotment option of approximately $20,200 (before deducting underwriting discounts and commissions and other offering fees and expenses). During May 2018, the 22,546 pre-funded warrants were exercised in full in consideration of additional gross proceeds of approximately $4,500. These Series C Warrants expired on May 8, 2023.

k)	On February 6, 2019, the Company issued 94,075 units, (the “2019 Units”) at a purchase price of $51.6 per unit, and 1,024,876 pre-funded units (the “2019 Pre-funded Units”), at a purchase price of $51.4 per 2019 Pre-Funded Unit, in a registered direct offering (the “2019 Registered Direct Offering”). Each unit consisted of one ordinary share of the Company and one Series D Warrant to purchase 0.5 ordinary share of the Company. Each 2019 Pre-Funded Unit consisted of one pre-funded warrant to purchase one ordinary share and one Series D Warrant to purchase 0.5 ordinary share. The exercise price of each pre-funded warrant included in the 2019 Pre-Funded Unit was $0.2 per share. The Series D Warrants have an exercise price of $51.6 per ordinary share and are immediately exercisable and will expire on the fifth anniversary of the original issuance date. The Company also issued placement agent warrants to purchase up to an aggregate of 10,173 ordinary shares, on the same terms as the warrants issued to the investors, except they have an exercise price of $64.5 per share. The Company received gross proceeds from the February 2019 Registered Direct Offering of approximately $7,500 (including proceeds from the exercise of 51,244 pre-funded warrants), or approximately $6,500, net of issuance expenses in the amount of $987. On July 27, 2020, as part of the Warrants Exercise Transaction (see Note 10B(2)(n)), warrants to purchase 48,450 ordinary shares were exercised for ordinary shares and warrants. As of December 31, 2023, warrants to purchase 24,210 ordinary shares held by certain investors and warrants to purchase 10,173 ordinary shares held by the placement agent were outstanding. As of the publication date of the financial statements in May 2024, the warrants which expire in February 2024 are not exercisable.

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 10 - SHAREHOLDERS’ EQUITY (Cont.)

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

On July 27, 2020, as part of the Warrants Exercise Transaction, warrants to purchase an aggregate 750,001 ordinary shares were exercised. During the first quarter of 2021, warrants to purchase 208,334 ordinary shares held by certain investors and warrants to purchase 67,084 ordinary shares held by the placement agent warrants were exercised into ordinary shares.

n)	On July 23, 2020, the Company entered into a warrant exercise agreement, (the “Warrants Exercise Transaction”), with several existing institutional investors who are the holders (the “Holders”) of warrants issued in May 2020, April 2020, February 2019 and November 2017 (the “Old Warrants”), to purchase ordinary shares, pursuant to which the Holders agreed to exercise in cash their Old Warrants to purchase up to an aggregate of 802,712 ordinary shares having exercise prices ranging from $300.00 to $16 per share issued by the Company, at a reduced exercise price of $12 per share, resulting in gross proceeds to the Company of approximately $9,632 or approximately $8,712, net of issuance expenses in the amount of approximately $920. Closing occurred on July 27, 2020. Under the Warrants Exercise Transaction agreement, the Company also issued to the Holders new unregistered warrants to purchase up to 963,254 ordinary shares, (the “Private Placement Warrants”). The Private Placement Warrants are immediately exercisable, expire five and one-half years from issuance date and have an exercise price of $16 per share, subject to certain adjustment. The Private Placement Warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. The terms of the warrants did not include features that would preclude equity classification. In addition, the Company issued unregistered placement agent warrants to purchase up to an aggregate of 56,190 ordinary shares on the same terms as the warrants issued to the Holders, except that they have an exercise price of $15 per share. During the first quarter of 2021, an aggregate of 878,628 warrants held by certain investors and 56,190 warrants held by the placement agent, were exercised into ordinary shares. As of December 31, 2023 and 2022, warrants to purchase 84,626 ordinary shares held by certain investors, were outstanding.

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 10 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Ordinary shares (Cont.)

2.	Changes in ordinary share capital (Cont.)

o)	During the first quarter of 2021, as a result of an exercise of warrants by the investors from the Warrants Exercise Transaction and the April-May 2020 Offerings, the Company issued an aggregate of 1,210,235 ordinary shares, at exercise prices ranging from $15-$16 per share, for total gross proceeds of approximately $19,240 to the Company (the direct expenses amounted to 21$).

p)	On June 30, 2021, the Company entered into a definitive agreement with several institutional and accredited investors for the purchase and sale of 1,296,297 of the Company’s ordinary shares and accompanying short-term warrants to purchase up to an aggregate of 1,296,297 of the Company’s ordinary shares in a registered direct offering (the “June 2021 Registered Direct Offering”). The June 2021 Registered Direct Offering was consummated on July 2, 2021. The warrants are immediately exercisable at an exercise price of $30 per ordinary share, subject to certain adjustments, and will expire three and one-half years from the issuance date. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. The terms of the warrants did not include features that would preclude equity classification. The Company also issued registered placement agent warrants to purchase up to an aggregate of 64,815 ordinary shares, substantially on the same terms as the warrants issued to the investors in the private placement, except they have an exercise price of $33.75 per share. Upon any exercise of the warrants for cash, the Company agreed to pay the placement agent warrants to purchase up to 5.0% of the number of ordinary shares issued upon the cash exercise of the warrants (up to 64,815 warrants). As of December 31, 2023 and 2022, warrants to purchase 1,296,297 ordinary shares held by certain investors and 64,815 warrants held by the placement agent, were outstanding. The Company received gross proceeds from the June 2021 Registered Direct Offering of approximately $35,000, or approximately $31,801, net of issuance expenses in the amount of $3,199.

q)	On March 1, 2022, the Company entered into a definitive agreement with several institutional and accredited investors for the purchase and sale of 1,000,000 of the Company’s ordinary shares and accompanying warrants to purchase up to an aggregate of 750,000 of the Company’s ordinary shares in a registered direct offering (the “March 2022 Registered Direct Offering”). The March 2022 Registered Direct Offering was consummated on March 3, 2022. The warrants are immediately exercisable at an exercise price of $13 per share, subject to certain adjustments, and will expire five years from the issuance date. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. The terms of the warrants did not include features that would preclude equity classification. The Company also issued registered placement agent warrants to purchase up to an aggregate of 50,000 ordinary shares, substantially on the same terms as the warrants issued to the investors in the private placement, except they have an exercise price of $12.5 per share and expiration date is March 1, 2027. Upon any exercise of the warrants for cash, the Company agreed to pay the placement agent warrants to purchase up to 5.0% of the number of ordinary shares issued upon the cash exercise of the warrants (up to 37,500 warrants). Simultaneously with this offering, the Company has entered into a warrant amendment agreement, or the Warrant Amendment Agreement, with the investors in this March 2022 Registered Direct Offering. Pursuant to the Warrant Amendment Agreement, certain warrants to purchase up to an aggregate of 926,297 ordinary shares of the Company that were issued to the investors in July 2021 were amended to have a reduced exercise price of $13 per share and the term of exercise was extended to January 2, 2025. The Company received gross proceeds from the March 2022 Registered Direct Offering of $10,000, or approximately $8,850, net of issuance expenses in the amount of approximately $1,150.

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 11 - SHARE-BASED COMPENSATION

A.	General

1.	In connection with the transfer of all of the business operations and substantially all of the assets of Check-Cap LLC to the Company in 2009, the Company assumed the Check-Cap LLC 2006 Unit Option Plan (the “2006 Plan”). According to the 2006 Plan, the Company is authorized to grant options to purchase ordinary shares of the Company to employees, directors and consultants of the Company. The options granted according to the 2006 Plan are generally exercisable for 10 years from the grant date unless otherwise determined by the Company’s Board of Directors, vest over a period to be determined by the Company’s Board of Directors, and have an exercise price to be determined by the Company’s Board of Directors.

2.	On August 13, 2015, the shareholders approved and adopted the Check-Cap Ltd. 2015 Equity Incentive Plan (the “2015 Israeli Plan”) and the Check-Cap Ltd. 2015 United States Sub-Plan to Check-Cap Ltd. 2015 Equity Incentive Plan (the “2015 U.S. Sub-Plan” and together with the 2015 Israeli Plan, the “2015 Plan”). As of such date, the Company ceased to grant options under the 2006 Plan. All of the remaining shares authorized but unissued under the 2006 Plan were rolled over to the 2015 Plan.

3.	On August 5, 2020, the Company’s Board of Directors resolved to increase the number of ordinary shares of the Company reserved for issuance under the 2015 Plan by an additional 17,500 shares to 77,780 shares.

4.	On August 5, 2021, the Company’s Board of Directors resolved to increase the number of ordinary shares of the Company reserved for issuance under the 2015 Plan by an additional 125,000.

5.	On January 27, 2022, the Company’s Board of Directors resolved to increase the number of ordinary shares of the Company reserved for issuance under the 2015 Plan by an additional 25,000.

6.	On January 4, 2023, the Company’s Board of Directors resolved to increase the number of ordinary shares of the Company reserved for issuance under the 2015 Plan by an additional 30,000.

7.	As of December 31, 2023, 127.964 shares were available for future awards under the 2015 Plan.

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 11 - SHARE-BASED COMPENSATION (Cont.)

B.	Details of share-based grants made by the Company

The following tables presents the grant dates, number of underlying shares and related exercise prices of awards granted to employees and non-employees during the years 2023, 2022 and 2021 as well as the estimated fair value of the underlying ordinary shares on the grant date:

Options:

Grant date	No. of options	Expiration date	Exercise price	Fair value on grant date	Share based expenses (1) $in thousands	Vesting terms
March 17, 2021	1,274	March 17, 2031	$45.4	$42.8	$54	(3)
May 11, 2021	903	May 11, 2031	$11.8	$26.07	$23	(3)
August 4, 2021 (5)	36,701	August 4, 2031	$24.6	$18.47	$678	(3)
September 13, 2021	750	September 13, 2031	$21	$16.92	$13	(7)
September 20, 2021 (6)	1,250	September 20, 2031	$20.6	$16.15	$20	(3)
November 2, 2021	1,556	November 2, 2031	$22.2	$18.91	$31	(3)
December 9, 2021 (7)	38,334	December 9, 2031	$26.8	$12.98	$497	(6)
December 9, 2021 (7)	19,166	December 9, 2031	$26.8	$13.14	$252	(6)
January 27, 2022(9)	16,800	January 27, 2032	$12.96	$7.98	$134	(3)
March 21, 2022 (10)	8,472	March 21, 2032	$10.184	$7.02	$59	(3)
May 31, 2022	1,157	May 31, 2032	$7.254	$6.27	$7	(3)
August 29, 2022	1,661	August 29, 2032	$8.23	$6.91	$11	(3)
November 29, 2022	1,024	November 29, 2032	$4.81	$2.38	$2	(3)
December 29, 2022(11)	29,125	December 29, 2032	$4.14	$1.64	$48	(11)
March 30, 2023	903	March 30, 2033	$2.82	$1.17	$1	(12)

RSUs:

Grant date	No. of RSUs and PSUs	Expiration date	Fair value on grant date	Share based expenses (1)	Vesting terms
August 4, 2021 (7)	15,000	August 4, 2031	$21.8	$327	(4)
January 27, 2022 (9)	7,200	January 27, 2032	$9.58	$69	(8)
March 21, 2022 (10)	2,850	March 21, 2032	$8.27	$24	(9)

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 11 - SHARE-BASED COMPENSATION (Cont.)

B.	Details of the significant share-based grants made by the Company (Cont.)

1.	Share based expenses are based on their fair value on grant date. The amount is charged to the statement of operations over the vesting periods.

2.	The options vest over a period of three years commencing on the date of grant, such that one third of the options vested on the first anniversary of the date of grant and thereafter, the remaining options vest in quarterly installments.

3.	The options vest over a period of four years commencing on the date of grant, such that 25% of the options vest and become exercisable on the first anniversary of the date of grant and thereafter, vest monthly in equal portions at the end of each month over the subsequent thirty-six (36) months.

4.	On August 4, 2021, the Company’s Board of Directors approved the award of 36,694 options and 15,000 RSUs, of which, 12,075 options and 5,175 RSUs were issued to certain of the Company’s officers. The remaining options and RSUs were issued to certain employees.

5.	On September 20, 2021, the Company’s Board of Directors approved the award of 1,250 options to the Company’s VP clinical, with an exercise price of $20.6, equal to the higher of the share price at the grant date on Nasdaq and the average closing price of our ordinary shares on Nasdaq during the 30 trading days prior to the grant date.

6.	On December 9, 2021, the Company’s shareholders approved the award of 57,500 options to the Company’s CEO. The options shall vest as follows: (i) two-thirds of the options (38,334 options) shall vest over a period of four years commencing on their date of grant, such that 25% of the options shall vest on the first anniversary of the date of grant and an additional 2.0833% will vest at the end of each month thereafter; and (ii) one third of the options (19,166 options) shall fully vest upon the approval by the FDA of the use of our C-Scan, in humans, subject, in each case, to the CEO’s continuing service with the Company on each applicable vesting date. The exercise price of the options of $26.8, equal to the average closing price of the Company’s ordinary shares on the Nasdaq Capital Market during the 30 trading days prior to the approval of the grant of the award by the shareholders, plus a 50% premium. The compensation expense was based on the fair value on the grant date and was estimated at approximately $749.

7.	Options granted to service provider. The options vest over a period of twelve (12) months.

8.	On January 27, 2022, the Company’s Board of Directors approved the award to certain employees of 16,800 options, with an exercise price of $12.96, equal to the higher of the share price at the grant date on Nasdaq and the average closing price of our ordinary shares on Nasdaq during the 30 trading days prior to the grant date, and 7,200 RSUs.

9.	On March 21, 2022, the Company’s Board of Directors approved the award of 8,472 options and 2,850 RSUs to certain executive officers and employees, of which 6,650 options and the 2,850 RSUs were granted to certain officers. The options have an exercise price of $10.184, equal to the higher of the share price at the grant date on Nasdaq and the average closing price of our ordinary shares on Nasdaq during the 30 trading days prior to the grant date.

10.

On December 29, 2022, the Company’s shareholders approved the award of 29,125 options to members of the Company’s Board of Directors. The options shall become fully vested on the first anniversary of the date of grant, subject to each of the Board of Directors continuing service with the Company on the vesting date. The exercise price of the options is $4.14, equal to two times the closing price of the Company’s ordinary shares on the Nasdaq Capital Market on the date of the approval of the option grant by the Company’s shareholders. These options were expired on December 18 2023.

11.	Options granted to service provider. The options vest over a period of twelve (12) months.

12.	On March 30, 2023, , the Company’s Board of Directors approved the award to certain employees of 903 options, with an exercise price of $2.82, equal to the higher of the share price at the grant date on Nasdaq and the average closing price of our ordinary shares on Nasdaq during the 30 trading days prior to the grant date.

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 11 - SHARE-BASED COMPENSATION (Cont.)

C.	Options Fair Value

The parameters which were used in applying the model are as follows:

	For the year ended December 31,
	2023	2022	2021
Expected volatility	117%	109%-118%	115%-153%
Risk-free rate	3.6%	1.7%-3.9%	0.81%-1.34%
Dividend yield	0%	0%	0%
Expected term (in years)	6.08	5.5-6.08	5.27-6.41
Share price	$1.43	$2.07 - $9.58	$0.8 - $2.27

D.	Effect of share-based compensation transactions on the Company’s statements of operations

	For the year ended December 31,
	2023	2022	2021

Research and development, net	(144)	493	329
General and administrative, net	87	482	162
Total	(57)	975	491

E.	A summary of the Company’s option activity related to options granted to employees, service providers and directors, and related information under the 2006 Plan and the 2015 Plan is as follows:

		Year ended December 31, 2023
	Number	Weighted average of exercise Price (in $)	Weighted average remaining contractual life (in years)	Aggregate intrinsic value ($in thousands) (2)
Options outstanding at beginning of year	191,892	35.35	8.59	-
Options granted	903	2.82
Options forfeited	(90,507)	21.7
Options exercised	-	-
Options outstanding at end of year	102,288	47.13	7.34	-

Options exercisable at end of year	55,286	66.01	6.87	-

*	The significant reduction in workforce, as detailed in Note 1A(4), led to the forfeiture of options.

		Year ended December 31, 2022
	Number	Weighted average of exercise Price (in $)	Weighted average remaining contractual life (in years)	Aggregate intrinsic value ($in thousands) (2)
Options outstanding at beginning of year	145,895	48.2	9.13	-
Options granted	58,239	7.75
Options forfeited	(12,242)	59.07
Options exercised	-	-
Options outstanding at end of year	191,892	35.35	8.59	-

Options exercisable at end of year	55,259	79.79	7.39	-

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 11 - SHARE-BASED COMPENSATION (Cont.)

		Year ended December 31, 2021
	Number	Weighted average of exercise Price (in $)	Weighted average remaining contractual life (in years)	Aggregate intrinsic value ($in thousands) (2)
Options outstanding at beginning of year	54,516	95.3	8.74	-
Options granted	99,935	26.0
Options forfeited	(8,206)	92.9
Options exercised	(350)	12.0
Options outstanding at end of year	145,895	48.2	9.13	-

Options exercisable at end of year	27,037	154.3	7.03	-

1.	The weighted average grant date fair values of options granted during the years ended December 31, 2023, 2022 and 2021 were $1.17, $4.5 and $15.7, respectively.

2.	As of December 31, 2023, all the outstanding options in the amount of 102,288, with an average exercise price of $47.13, are out of the money.

A summary of the Company’s RSUs activity is as follows:

	Year ended December 31
	2023	2022	2021
	Number of RSUs
Unvested at beginning of year	19,703	16,628	3,637
Granted	-	10,050	15,000
Vested	(6,092)	(4,374)	(1,764)
Forfeited	(10,644)	(2,601)	(245)
Unvested at end of year	2,967	19,703	16,628

*	The significant reduction in workforce, as detailed in Note 1A(4), led to the forfeiture of RSUs

3.	The weighted average grant date fair values of RSUs awarded during the years ended December 31, 2022 were $9.2. No RSUs awarded in year 2023.

4.	As of December 31, 2023, 2022 and 2021, there was $152, $1,111 and $1,644 unrecognized compensation cost related to non-vested share-based compensation arrangements (options and RSUs) granted under the 2006 Plan and 2015 Plan. This cost is expected to be recognized over a period of up to 2.22 years.

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 12 - RESEARCH AND DEVELOPMENT EXPENSES, NET

Composition:

	For the year ended December 31,
	2023	2022	2021

Salaries and related expenses	4,926	8,257	7,428
Share-based compensation	(144)	493	329
Materials	1,530	2,258	3,020
Subcontractors and consultants	800	1,375	820
Depreciation	121	289	169
Cost for registration of patents	78	140	153
Others	983	1,681	861
	8,294	14,493	12,780
Less participation of the IIA	17	(222)	(431)
Total research and development expenses, net	8,311	14,271	12,349

NOTE 13 - GENERAL AND ADMINISTRATIVE EXPENSES

Composition:

	For the year ended December 31,
	2023		2022	2021

Salaries and related expenses	2,055		1,784	2,042
Share-based compensation, net	87		386	162
Professional services	4,383	*	1,092	710
Office rent and maintenance	235		246	172
Depreciation	88		116	36
Others	2,702		2,139	1,850
Total general and administrative expenses	9,550		5,763	4,972

*	Professional services expenses include costs related to the Keystone transaction. see Note 1(A)(4).

NOTE 14 - FINANCE INCOME (EXPENSES), NET

Composition:

	For the year ended December 31,
	2023	2022	2021

Interest income on short-term deposits and other	1,770	1,047	101
Bank fees and interest expenses	(13)	(12)	(13)
Changes in provision for royalties	94	37	22
Exchange rate differences	(188)	(25)	(43)
Changes in fair value of derivatives	56	(121)	52
Total financing income, net	1,719	926	119

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

The following table sets forth the computation of the Company’s basic and diluted net loss per ordinary share:

	For the year ended December 31,
	2023	2022	2021

Net loss	17,568	19,108	17,202
Shares used in computing net loss per ordinary share, basic and diluted	5,848,737	5,671,786	4,159,870
Net loss per ordinary share, basic and diluted	3.00	3.37	4.14

Instruments that may potentially dilute the basic loss per share in the future but were not included in the calculation of diluted loss per share, since their effect is anti-dilutive.

	For the year ended December 31,
	2023	2022	2021
	(number)
Warrants and share options	2,631,603	2,912,147	1,170,262

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 16 - RELATED PARTIES

A.	Compensation to the non-executive directors:

	For the year ended December 31,
	2023	2022	2021

Fees, including reimbursement of expenses	448	270	272
Share-based compensation	6	(10)	24
	454	260	296

B.	Transactions with related parties:

	For the year ended December 31,
	2023	2022	2021

Consulting fees, including share-based compensation and reimbursement of expenses	19	58	61
	19	58	61

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

NOTE 17 - SUBSEQUENT EVENTS -

On March 25, 2024, the company entered into a business combination agreement with Nobul AI Corp. (“Nobul”), a private Ontario corporation (the “Business Combination”). If the Business Combination is consummated, Check-Cap’s ordinary shares will be delisted from Nasdaq and deregistered under the Securities Exchange Act of 1934 and Check-Cap will no longer be required to file periodic reports with the U.S. Securities and Exchange Commission.

At the Merger Effective Time (a) each Check-Cap ordinary share issued and outstanding immediately prior to the Merger Effective Time (other than treasury, dormant shares or Check-Cap Excluded Shares (as defined in the Nobul BCA)) will automatically convert into a number of Nobul Common Shares equal to the Nobul Exchange Ratio (as defined in the Nobul BCA), (b) each Check-Cap option, unvested RSU and CLA Warrant that is outstanding immediately prior to the Merger Effective Time will automatically expire, (c) each vested Check-Cap RSU that is outstanding and unsettled immediately prior to the Merger Effective Time shall automatically convert into Nobul Common Shares based on the number of Check-Cap ordinary shares underlying the RSUs and the Nobul Exchange Ratio, and (d) any outstanding and unexercised warrants with a change of control redemption feature that are not redeemed in accordance with their terms will be complied with by Nobul in accordance with their terms.

Under the exchange ratio formula in the Nobul BCA, upon the closing of the transactions contemplated under the Nobul BCA, Check-Cap security holders are expected to own approximately 15% of Nobul while Nobul security holders are expected to own approximately 85% of Check-Cap, on a fully diluted basis and assuming that Check-Cap meets certain net cash targets, the ownership percentages may be subject to adjustments based on Check-Cap’s net cash at closing.

The transactions contemplated by the Nobul BCA are subject to approval by the company shareholders and shareholders of Nobul, approval by Nasdaq of the listing of Nobul Common Shares to be issued in connection with the Business Combination, and approval by the Toronto Stock Exchange (“TSX”) of the listing of the combined company on the TSX, as well as other conditions set forth in the Nobul BCA, which must be satisfied or waived to complete the Business Combination. These conditions are set forth in the Nobul BCA and described in the business combination agreement.

On April 25, 2024, the Company paid Nobul an amount of $3,809 as reimbursement of Transaction Costs (as defined in the Nobul BCA and in accordance with the terms of the Nobul BCA).