Form 20-F
period 2024-12-31
Check-Cap Ltd
filed 2025-08-27
CIK 1610590

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

David Lontini
Interim Chief Executive Officer
Check-Cap Ltd.
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000 Mount Carmel, Israel
Telephone: +1 (647) 892-9516
Email: david@londacorp.com
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of August 25, 2025, the registrant had 5,850,906 ordinary shares outstanding, NIS 48.00 par value per share.

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

Yes ☐ No ☐

i

EXPLANATORY NOTE

Check-Cap Ltd. (“Check-Cap”, the “Company” or “we”) is a clinical stage medical diagnostics company with a limited operating history. On June 6, 2023, we announced that after further review of additional data and interaction with the Food and Drug Administration on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, we were reducing our workforce significantly to reduce cash burn, concentrating our resources on essential research activities, discontinuing our calibration studies, and evaluating and pursuing strategic options. As a result of our evaluation and pursuit of strategic options, on August 16, 2023, we entered into a business combination agreement (the “Keystone BCA”) with Keystone Dental Holdings, Inc. (“Keystone”), Capstone Dental PubCo, Inc (“PubCo”) and other direct, wholly owned subsidiaries of PubCo. At our 2023 annual general meeting of shareholders, such business combination transactions did not receive the requisite majority required for approval under Section 320 of the Israeli Companies Law 5759-1999. On December 24, 2023, we received a notice on behalf of Keystone, terminating the Keystone BCA in light of the results. On March 25, 2024, we entered into a business combination agreement with Apollo Technology Capital Corporation (formerly known as Nobul AI Corp.) (“Nobul”), a private Ontario corporation (the “Business Combination”). If the Business Combination is consummated, Check-Cap’s ordinary shares will be delisted from Nasdaq and deregistered under the Securities Exchange Act of 1934, as amended, and Check-Cap will no longer be required to file periodic reports with the U.S. Securities and Exchange Commission. Given that this Annual Report on Form 20-F provides the financial statements for the fiscal years ended December 31, 2024, 2023, and 2022, we have elected to discuss the significant aspects of our historical business as well as the current state of our business.

CERTAIN INFORMATION

Unless otherwise stated, all of our financial information presented in this annual report has been prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP.

In this Annual Report on Form 20-F, or the Annual Report, unless the context indicates otherwise, references to “NIS” are to the legal currency of Israel, “U.S. dollars,” “$” or “dollars” are to United States dollars, and the terms “we,” “us,” “our Company,” “our,” and “Check-Cap” refer to Check-Cap Ltd. Unless otherwise indicated, U.S. dollar translation of NIS amounts presented in this Annual Report are translated using the rate of $1.00 = NIS 3.6470, the exchange rate published by the U.S. Treasury’s official report on December 31, 2024, and U.S. dollar translation of GBP amounts presented in this Annual Report are translated using the rate of $1.00 = GBP 0.8292, based on the exchange rates published by the U.S. Treasury’s official report on December 31, 2024.

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

v

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our plans with respect to the our evaluation and pursuit of strategic options including the transactions contemplated by our Business Combination Agreement with Nobul, our ongoing and planned product development and clinical trials and lack thereof; the timing of, and our ability to make, regulatory filings and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; the degree of clinical utility of our products, particularly in specific patient populations; our ability to develop commercial functions; expectations regarding product launch and revenue; our results of operations; cash needs; financial condition, liquidity, prospects, growth and strategies; the industry in which we operate; and the trends that may affect the industry or us. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by us with the U.S. Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below.

This Annual Report identifies important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements, particularly those set forth under the heading “Risk Factors.” The risk factors included in this Annual Report are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	our previously announced business combination agreement with and our ability to consummate a business combination with Nobul;

●	our failure to maintain compliance with The Nasdaq Capital Market LLC’s (“Nasdaq”) continued listing requirements;

●	our history of losses;

●	our needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

●	our ability to continue as a going concern;

●	the initiation, timing, progress and results of our clinical trials and other product development efforts;

●	our reliance on one product;

●	the clinical development, commercialization and market acceptance of C-Scan;

●	our ability to receive de novo classification or premarket approval and other regulatory approvals for C-Scan;

●	our ability to successfully complete clinical trials and obtain desired performance.

●	our reliance on single-source suppliers;

●	our ability to achieve an acceptable cost of goods;

●	our reliance on third parties, such as for purposes of our clinical trials and clinical development and the manufacturing, marketing and distribution of C-Scan;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	our ability to achieve reimbursement and coverage from government and private third-party payors;

●	the implementation of our business model and strategic plans for our business;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering C-Scan and our ability to operate our business without infringing the intellectual property rights of others;

●	competitive companies, technologies and our industry;

●	current or future adverse developments with respect to financial institutions and associated liquidity risk;

●	unfavorable economic and market conditions, including uncertainties around the impact of inflation, cost of capital and the impact from the changes in economic policies and regulations, such as trade policies and tariffs; and

●	those factors referred to in “Item 3. Key Information - D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this Annual Report generally.

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

A. [Reserved]

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

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

Risks Related to Nobul and the Business Combination

●	The consummation of the Business Combination (as defined herein) is subject to the satisfaction of certain conditions, which may not be satisfied on a timely basis, if at all;

●	Our shareholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the consummation of the Business Combination;

●	During the pendency of the Business Combination, we may not be able to enter into a business combination with another party or issue any equity securities, subject to certain exceptions, because of restrictions in the Nobul BCA (as defined herein), which could adversely affect our financial condition and results of operations;

●	Given the cross-border nature of the Business Combination, we are and will become subject to a variety of additional risks that may negatively affect the Company’s results of operations and financial condition;

●	We are substantially dependent on our remaining key employees to facilitate the consummation of a strategic transaction; and

●	If the Business Combination is not completed, and we do not pursue an alternative strategic option or liquidation, we expect that we will require significant additional funding in order to complete the development, scale up manufacturing and commercialization of C-Scan or any new products and technology. If additional capital is not available, we may have to cease operations.

Risks Related to Our Financial Position

●	We have a history of losses, may incur future losses and require additional funding in order to complete the development of our products and technology. If additional capital is not available and we cease the development of our products and technology or are obligated to relinquish rights to our intellectual property, we may not ever achieve profitability and. be forced to liquidate.

●	We may not recover amounts loaned to Nobul. These arrangements are unsecured and subject to significant recoverability risk, which has led management to fully impair these assets. Failure to recover these funds would have a material adverse effect on our financial position and prospects.

●	We are subject to a legal dispute with the landlord of our Isfiya facility regarding unpaid rent, which could result in the loss of access to the premises.

Risks Related to Our Historical Business Operations

●	Although we received Food and Drug Administration (“FDA”) approval of our investigational device exemption (“IDE”) (including our IDE amended application) for our U.S. pivotal study, the most recent efficacy results from our studies did not meet the goal to proceed to the powered portion of the U.S. pivotal study, as such we cannot provide any assurance that we will ever be able to redesign such study or redeploy our technology into other potentially viable products;

●	Clinical failure can occur at any stage of clinical development, and we may not succeed in completing the development of our product. Any product we advance through clinical trials may require further clinical validation and may not have favorable results in later clinical trials or receive regulatory approval;

●	We may face a number of challenges with respect to our commercialization efforts and may not succeed in the commercialization of our product, obtain required regulatory approvals or manufacture commercial quantities of C-Scan at an acceptable cost to enable us to generate significant revenues;

●	We have limited manufacturing experience and capabilities and if we are unable to scale up our manufacturing operations to develop our products, our growth could be limited and our business, financial condition and results of operations could be materially adversely affected;

●	Our reliance on sole or single source suppliers could harm our ability to conduct clinical trials and meet demand for our product in a timely manner or within our budget;

●	The use of any of our C-Scan Cap, C-Scan Track, C-Scan View or any new products and technology could result in product liability or similar claims that could be expensive to defend, damage our reputation and harm our business;

●	We have historically depended on third parties to manage our clinical studies and trials, perform related data collection and analysis, and to enroll patients for our clinical trials, and, as a result, we may face costs and delays that are beyond our control;

●	We currently expect to sell our products mainly in the United States, Europe, Israel and Japan and, if we are unable to manage our operations in these territories, our business, financial condition and results of operations could be materially adversely affected;

●	We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize our products and technology;

●	A security breach or disruption or failure in a computer or communications systems could adversely affect us;

●	We or the third parties upon whom we depend may be adversely affected by natural disasters and/or health epidemics or pandemics and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster; and

●	Shareholder activism could result in potential operational disruption, divert our resources and management’s attention and have an adverse effect on our business.

Risks Related to Regulations Applicable to Our Historical Business

●	If we or our future manufacturers or distributors do not obtain and maintain the necessary regulatory clearances or approvals, or equivalent third country approvals in a specific country or region, we or our future distributors will not be able to market and sell C-Scan or future products in that country or region;

●	If the indications for use or instructions for use for which the iodinated oral contrast medium is approved are not sufficiently broad to support its use throughout the C-Scan procedure, the FDA or the competent regulatory authorities in the European Union (“EU”) Member States and other foreign countries may consider that contrast agent is being used off-label;

●	The results of any future clinical trials may not support our product candidate requirements or intended use claims or may result in the discovery of adverse side effects;

●	Even if C-Scan or future products are cleared or approved by regulatory authorities or after obtaining CE Certificates from a notified body, modifications to C-Scan or future products may require new regulatory clearances or approvals, new CE Certificates, or may require us to recall or cease marketing it until the necessary clearances, approvals or CE Certificates are obtained;

●	Our failure to comply with radiation safety or radio frequency regulations in a specific country or region could impair our ability to conduct our clinical trials, or commercially distribute and market C-Scan or any similar product in that country or region;

●	Our products may in the future be subject to product recalls that could harm our reputation, business and financial results;

●	If C-Scan or future products cause or contribute to a death or a serious injury, or malfunction in such a way that causes or contributes to a death or serious injury, we will be subject to medical device reporting regulations, which can result in corrective actions or enforcement actions from regulatory authorities;

●	Our business is subject to complex environmental and health legislation in various jurisdictions that may increase our costs and our risk of noncompliance;

●	Federal and state privacy laws, and equivalent laws of third countries, may increase our costs of operation and expose us to civil and criminal sanctions;

●	If we fail to comply with the U.S. federal Anti-Kickback Statute and similar state and third-country laws, we could be subject to criminal and civil penalties and exclusion from federally funded healthcare programs including the Medicare and Medicaid programs and equivalent third-country programs, which would have a material adverse effect on our business and results of operations;

●	Our failure to comply with the necessary regulatory approval regarding the use of radioactive materials could significantly impair our ability to develop, manufacture and/or sell C-Scan or similar products; and

●	Our ability to source and distribute our products profitably or at all could be harmed if new trade restrictions are imposed or existing trade restrictions become more burdensome.

Risks Related to Our Legacy Intellectual Property

●	If we are unable to protect our intellectual property rights, our competitive position could be harmed;

●	Because the medical device industry is litigious, we are susceptible to intellectual property suits that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling C-Scan or any similar products we may develop;

●	The steps we have taken to protect our intellectual property may not be adequate, which could have a material adverse effect on our ability to compete in the market;

●	Third parties may challenge the validity of our issued patents or challenge patent applications in administrative proceedings before various patent offices which, if successful, could negatively affect our future business and financial performance;

●	We may need to initiate lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive and, if we lose, could cause us to lose some of our intellectual property rights, which would harm our ability to compete in the market;

●	We rely on trademark protection to distinguish our products from the products of our competitors; however, if a third party is entitled to use our trademark, we could be forced to rebrand, which could result in loss of brand recognition and our ability to distinguish our products may be impaired, which could adversely affect our business; and

●	We may not be able to enforce covenants not to compete at all or, we may be unable to enforce them for the duration contemplated in our employment contracts and may, therefore, be unable to prevent competitors from benefiting from the expertise of some of our former employees involved in research and development activities.

Risks Related to Our Operations in Israel

●	Our principal offices, research and development facilities, our manufacturing sites and some of our suppliers are located in Israel and, therefore, our business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel;

●	Pursuant to the terms of the Israeli government grants we received for research and development expenditures, we are obligated to pay certain royalties on our revenues to the Israeli government. In addition, the terms of Israeli government grant we received require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events;

●	Your rights and responsibilities as a shareholder are governed by Israeli law, which differ in some material respects from the rights and responsibilities of shareholders of U.S. companies;

●	It may be difficult to enforce a judgment of a U.S. court against us, certain of our officers and directors or the Israeli experts named in this Annual Report in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on certain of our officers and directors and these experts;

●	Provisions of Israeli law and our amended articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, even when the terms of such a transaction are favorable to us and our shareholders; and

●	We may become subject to claims for payment of compensation for assigned service inventions by our current or former employees, which could result in litigation and adversely affect our business.

Risks Related to Ownership of our Ordinary Shares

●	We incur and will continue to incur significant costs as a result of operating as a public company in the United States, and our management is required to devote substantial time to compliance initiatives;

●	If we fail to maintain effective internal control over financial reporting, the price of our ordinary shares may be adversely affected;

●	We may be unable to maintain compliance with the Nasdaq’s continued listing requirements, which could result in the delisting of our ordinary shares from Nasdaq;

●	We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to the Securities Exchange Act of 1934 reporting obligations that, to some extent, are more lenient and less frequent than those applicable to a U.S. issuer;

●	As a foreign private issuer, we are permitted, to follow, and follow certain home country corporate governance practices instead of otherwise applicable Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers;

●	If we lose our status as a foreign private issuer under the SEC’s rules, our compliance costs will increase;

●	Exchange rate fluctuations between the U.S. dollar and the NIS and the Euro and inflation may negatively affect our earnings and we may not be able to hedge our currency exchange risks successfully;

●	We have never declared or paid a dividend and currently do not intend to pay cash dividends in the foreseeable future. Any return on investment may be limited to the value of our securities;

●	If securities or industry analysts do not publish research or reports about us or our business or publish unfavorable research about us or our business, the price of our securities and their trading volume could decline;

●	Our stock price has and may be subject to fluctuation, and purchasers of our securities could incur substantial losses;

●	The trading market for our ordinary shares is not always active, liquid and orderly, which may inhibit the ability of our shareholders to sell ordinary shares;

●	We have broad discretion in how we use the net proceeds from our financings, and we may not use these proceeds effectively; and

●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Risks Related to Taxation

●	There is a risk that we could be treated as a domestic (U.S.) corporation for U.S. federal income tax purposes by reason of the transactions related to our acquisition of all of the business operations and substantially all of the assets of Check-Cap LLC on May 31, 2009, or the Reorganization; and

●	There is a risk that we may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Risks Related to Nobul and the Business Combination

The consummation of the Business Combination is subject to the satisfaction of certain conditions, which may not be satisfied on a timely basis, if at all.

On March 25, 2024, the Company entered into a business combination agreement (the “Nobul BCA”) with Nobul. Pursuant to the Nobul BCA, a wholly owned subsidiary of Nobul, to be formed under the laws of Israel, will merge with and into the Company (the “Merger” or the “Business Combination”), with Check-Cap surviving the Merger as a direct, private, and wholly owned subsidiary of Nobul. At the effective time of the Merger (the “Merger Effective Time”) (a) each Check-Cap ordinary share issued and outstanding immediately prior to the Merger Effective Time (other than treasury, dormant shares or Check-Cap Excluded Shares (as defined in the Nobul BCA)) will automatically convert into a number of common shares in the capital of Nobul (“Nobul Common Shares”) equal to the Nobul Exchange Ratio (as defined below), (b) each Check-Cap option, unvested restricted stock unit (“RSU”) and CLA Warrant (as defined in the Nobul BCA) that is outstanding immediately prior to the Merger Effective Time will automatically expire, (c) each vested Check-Cap RSU that is outstanding and unsettled immediately prior to the Merger Effective Time shall automatically convert into Nobul Common Shares based on the number of Check-Cap ordinary shares underlying the RSUs and the Nobul Exchange Ratio, and (d) any outstanding and unexercised warrants with a change of control redemption feature that are not redeemed in accordance with their terms will be complied with by Nobul in accordance with their terms. The Nobul Exchange Ratio means the ratio of 0.1764 of a Nobul Common Share for each Check-Cap ordinary share, subject to certain adjustments.

The transactions contemplated by the Nobul BCA are subject to approval by our shareholders and shareholders of Nobul, approval by Nasdaq of the listing of Nobul Common Shares to be issued in connection with the Business Combination and other conditions as set forth in the Nobul BCA, which must be satisfied or waived to complete the Business Combination. These conditions are set forth in the Nobul BCA and described in the section entitled “Business Combination Agreement with Nobul” in this report. We cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the contemplated Business Combination will not occur or will be delayed, and we may lose some or all of the intended benefits of the Business Combination. For example, we failed to consummate the transactions contemplated by our business combination agreement (the “Keystone BCA”) with Keystone Dental Holdings, Inc. (“Keystone”), Capstone Dental PubCo, Inc (“PubCo”) and other direct, wholly owned subsidiaries of PubCo due, in part, to the requisite majority of our shareholders not approving the Keystone BCA, as required under Section 320 of the Israeli Companies Law 5759-1999. If the Business Combination is consummated, Check Cap’s ordinary shares will be delisted from Nasdaq and deregistered under the Securities Exchange Act of 1934, as amended, and Check Cap will no longer be required to file periodic reports with the U.S. Securities and Exchange Commission. Check Cap will become a direct, wholly owned subsidiary of Nobul. Concurrently with the Merger, Nobul will apply to have its shares listed on Nasdaq and registered under the Securities Exchange Act of 1934.

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

The cross-border nature of the Business Combination subjects us to special considerations and risks, including but not limited to the following:

●	higher costs and difficulties inherent in complying with different commercial and legal requirements in Israel, Canada and the United States;

●	tax issues, such as tax law changes and differences between Israeli, Canadian and U.S. tax laws;

●	currency fluctuations and exchange controls;

●	risks related to cross-border payments and money transfer;

●	employment regulations; and

●	the impact of inflation, cost of capital and the impact from the changes in economic policies and regulations, such as trade policies and tariffs.

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

We are a clinical and development-stage medical diagnostics company with a limited operating history. We have incurred net losses in each fiscal year since we commenced operations in 2009. We incurred net losses of $25.1 million in fiscal 2024, $17.6 million in fiscal 2023, and $19.1 million in fiscal 2022. As of December 31, 2024, our accumulated deficit was $170.0 million. We expect our losses to continue for the foreseeable future. If the Business Combination is not completed, and we do not pursue an alternative strategic option or liquidation, we expect that we will need to raise and spend substantial amounts in order to complete the clinical development, regulatory approval and commercialization of C-Scan or any new products and technology. We may seek additional funding through equity offerings, debt financings, collaborations, licensing arrangements or any other means to conduct clinical trials and develop, manufacture and market C-Scan or for our general corporate purposes. If adequate additional financing on acceptable terms is not available, our ability to continue to support our business growth and to respond to business challenges could be significantly limited and we may have to cease operations. To provide for liquidity, we may issue additional equity securities of the Company, which may dilute ownership of existing shareholders. Any debt financing secured by the Company in the future could involve additional restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities.

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

We are a clinical and development-stage medical diagnostics company with a limited operating history and our operations have consumed substantial amounts of cash. We have incurred net losses in each fiscal year since we commenced operations in 2009. We incurred net losses of $25.1 million in 2024 and $17.6 million in 2023. As of December 31, 2024, our accumulated deficit was $170.0 million. On March 21, 2023, we announced that following our internal assessment of the clinical data collected from the calibration studies until such date, we determined that the most recent efficacy results from our calibration studies did not meet the goal to proceed to the powered portion of the U.S. pivotal study and, as such, the initiation of the second part of the U.S. pivotal study that was expected in mid-2023 was also postponed. On June 6, 2023, we announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, we were reducing our workforce significantly to reduce cash burn, concentrating our resources on essential research activities, discontinuing our calibration studies, and evaluating and pursuing strategic options. As a result of our evaluation and pursuit of strategic options, on August 16, 2023, we entered into the Keystone BCA with Keystone, PubCo and other direct, wholly owned subsidiaries of PubCo. At our 2023 annual general meeting of shareholders, such business combination transactions did not receive the requisite majority required for approval under Section 320 of the Israeli Companies Law 5759-1999. On December 24, 2023, we received a notice on behalf of Keystone, terminating the Keystone BCA in light of the results. On March 25, 2024, we entered into a business combination agreement with Nobul. In May 2024, we reimbursed Nobul $3.8 million pursuant to the cost sharing provisions of the Nobul BCA.

On September 8, 2024, our Board of Directors approved and ratified a Loan Agreement (the “September 2024 Loan Agreement”) with Nobul. Pursuant to the September 2024 Loan Agreement, we agreed to provide Nobul a loan in the principal amount of $6.0 million. The principal outstanding under the loan will bear interest at 5% per annum, both before and after demand, default, and judgment, and will be payable annually in arrears. The aggregate amount of the loan and any accrued and unpaid interest thereon will be due and be paid on the date that is 30 days following the date the Nobul BCA is terminated, or the Business Combination is consummated.

In addition, on September 8, 2024, our Board of Directors approved and ratified an amending letter (the “Amending Letter”) with Nobul. The Amending Letter amended the Nobul BCA and obligated Check-Cap to deposit $11.0 million into a designated, segregated and interest-bearing bank account. Funds deposited into this account may be disbursed upon the mutual written agreement of the designated representatives of Nobul and Check-Cap (being their respective board chairs) in order to fund the pursuit of accretive acquisition targets or other growth initiatives of Nobul and for no other purpose. Any funds so disbursed will reduce the Net Cash Target (as defined in the Nobul BCA) on a dollar-for-dollar basis. In the event that the Nobul BCA is terminated, then, subject to the payment of any termination fees triggered by Section 9.3(c) of the Nobul BCA, funds remaining in the segregated account upon termination, together with interest earned thereon, will accrue to and will be for the account and benefit of Check-Cap.

On December 23, 2024, our Board of Directors approved a Loan Agreement (the “December 2024 Loan Agreement”) with Nobul. Pursuant to the December 2024 Loan Agreement, the Company agreed to provide Nobul a loan in the principal amount of $6.0 million. The principal outstanding under the loan will bear interest at 5% per annum, both before and after demand, default, and judgment, and will be payable annually in arrears. The aggregate amount of the loan and any accrued and unpaid interest thereon will be due and be paid on the date that is 30 days following the date the Nobul BCA is terminated, or the Business Combination is consummated.

The $6.0 million loan will be funded from the previously created designated, segregated and interest-bearing bank account (the “Segregated Account”). Funds deposited into the Segregated Account may be disbursed upon the mutual written agreement of the designated representatives of Nobul and Check-Cap (being their respective board chairs) in order to fund the pursuit of accretive acquisition targets or other growth initiatives of Nobul and for no other purpose. Check-Cap and Nobul have identified acquisition targets and growth initiatives for which the proceeds of the $6.0 million loan will be used.

As of December 31, 2024 $2.1 million of the Segregated Account had been used for acquisition targets and growth initiatives, $0.7 million had been used for certain expenses incurred by the Company, and $2.2 million remained in the Segregated Account. In July 2025, in connection with the audit of the Company’s December 31, 2024 financial statements, the Company classified the $2.1 million used for acquisition targets and growth initiatives as a $2.1 million loan to Nobul and entered into a loan agreement with Nobul (the “First July 2025 Loan Agreement”) on the same terms as the December 2024 Loan Agreement to document such classification. Also, in July 2025, in connection with the audit of the Company’s December 31, 2024 financial statements, the Company classified the $2.2 million remaining in the Segregated Account as of December 31, 2024 as a $2.2 million loan to Nobul and entered into a loan agreement with Nobul (the “Second July 2025 Loan Agreement”) on the same terms as the December 2024 Loan Agreement to document such classification, given that the Segregated Account is in the name of an affiliate of Nobul.

As of December 31, 2024, the Company had provided total loan funding of approximately $16.3 million from Nobul, and has accrued interest receivable of approximately $138,000. In accordance with ASC 326, Financial Instruments – Credit Losses, management evaluated the collectability of the Nobul loan receivable. Due to the significant uncertainty surrounding the recoverability of these amounts, management has determined that the appropriate and conservative course of action is to fully impair the Nobul loan receivable and related accrued interest as of December 31, 2024.

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

Moreover, we may seek additional funding through equity offerings, debt financings, collaborations, licensing arrangements or any other means. If we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest, and the newly issued securities may have rights senior to those of the holders of our ordinary shares. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our ordinary shares to decline. Alternatively, if we raise funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants, may require us to grant a lender a security interest in our assets or may include other restrictions on our business that could impair our operational flexibility, and could also result in high interest expense. If we raise additional funds through collaborations, licensing arrangements or other structured financing transactions, we may relinquish rights to certain of our technologies or products, grant security interests in our assets or grant licenses to third parties on terms that are unfavorable to us.

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

Our management and board of directors have concluded that a substantial doubt is deemed to exist concerning our ability to continue as a going concern.

Accounting standards require management to assess our ability to continue as a going concern for one year after the date the financial statements are issued. As further discussed in Note 2 to our consolidated financial statements in this Form 20-F, substantial doubt is deemed to exist about our ability to continue as a going concern for the one-year period from the date of issuance of these financial statements. Our ability to continue as a going concern will require us to generate positive cash flow from operations and obtain additional financing in addition to our existing cash and cash equivalents. The reaction of investors to the inclusion of a going concern statement in this report on Form 20-F, our current lack of cash resources and our potential inability to continue as a going concern may materially adversely affect our share price and our ability to raise new capital and enter into strategic alliances. If we become unable to continue as a going concern, we may have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

Risks Related to Our Historical Business Operations

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

We received FDA approval of our IDE and our IDE amended application for our planned U.S. pivotal study. While we initiated the first part of the U.S. pivotal study in May 2022, the initiation of the powered portion of the U.S. pivotal study was dependent upon successful completion of the calibration portion of the U.S. pivotal study. On March 21, 2023, we announced that following our internal assessment of the clinical data collected from the calibration studies until such date, we determined that the most recent efficacy results from our calibration studies did not meet the goal to proceed to the powered portion of the U.S. pivotal study and, as such, the initiation of the second part of the U.S. pivotal study that was expected in mid-2023 was also postponed. On June 6, 2023, we announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, we were reducing our workforce significantly to reduce cash burn, concentrating our resources on essential research activities, discontinuing our calibration studies, and evaluating and pursuing strategic options. As a result of our evaluation and pursuit of strategic options, on August 16, 2023, we entered into the Keystone BCA with Keystone, PubCo and other direct, wholly owned subsidiaries of PubCo. At our 2023 annual general meeting of shareholders, such business combination transactions did not receive the requisite majority required for approval under Section 320 of the Israeli Companies Law 5759-1999. On December 24, 2023, we received a notice on behalf of Keystone, terminating the Keystone BCA in light of the results. On March 25, 2024, we entered into a business combination agreement with Nobul. See “Risk Factors - Risks Related to Nobul and the Business Combination” for a discussion related of the risks applicable to the currently proposed business combination.

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

Clinical failure can occur at any stage of clinical development, and we may not succeed in completing the development of our product. To date, we have performed clinical studies with iterative versions of both scanning and non-scanning capsules, in conjunction with iterative versions of the C-Scan Track, C-Scan View application. The C-Scan system utilizes ultra-low-dose X- rays to scan the inner lining of the colon for precancerous polyps, and other structural abnormalities. In addition, our clinical trials to date were conducted under differing protocols, while using specific inclusion criteria and enrolling both average risk and high-risk patients (e.g., “enriched population”). Therefore, our ability to identify potential problems and/or inefficiencies concerning current and future versions of C-Scan in advance of its use in general and expanded groups of average risk patients has been limited and we cannot assure you that the actual clinical performance will be satisfactory to support proposed indications, obtain regulatory approvals and gain clinical acceptance and adoption, or that its use will not result in unanticipated complications. Although we continuously collect additional clinical data to improve reliability of our products and technology, we cannot provide any assurance that such studies will yield favorable results. For example, we conducted a study in Israel for which we initially enrolled both average risk and high-risk patients and subsequently shifted to enrollment of only average risk patients commencing in May 2022. The purpose of the additional study was to improve calibration of the C-Scan system, in parallel to conducting the first stage of the U.S. pivotal study that was initiated in May 2022. As part of the approved amended IDE, we designed the U.S. pivotal study to include two stages: the first stage, aimed to support our C-Scan calibration among the average risk population, which is intended to include up to 200 patients in the U.S.; and the second stage, which was intended to include up to 800 subjects (400 in the U.S. and 400 in Israel), aimed to compare the performance of C-Scan to traditional colonoscopy through a statistically powered and randomized study. The initiation of the powered portion of the U.S. pivotal study was dependent upon successful completion of the calibration portion of the U.S. pivotal study. Because we determined that the efficacy results from our calibration studies did not meet the goal to proceed to the powered portion of the U.S. pivotal study and discontinued further studies, we reduced our workforce to preserve and concentrate our resources on essential research activities and evaluated and pursued strategic options.

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

Since commencing our operations, we focused on the research and development and limited clinical trials of C-Scan and then reduced investment in research and development activities in anticipation of the initiation of our strategic development plan. Although we previously received a CE-certificate from a notified body according to the EU Regulation 2017/745 on Medical Devices for the marketing and sale of C-Scan in the European Union, valid until December 1, 2026, we were unable to commence marketing and sales in the European Union and, to extent we are able to redesign any study protocols or C-Scan, additional or new regulatory approval in Member States of the European Union, for instance from the German Federal Office for Radiation Protection (Bundesamt für Strahlenschutz, BfS) may be required before we are able to launch any such redesigned studies or deploy redesigned products or technology. Furthermore, we may require additional regulatory certifications, registrations and/or approvals from regulatory authorities in European jurisdictions outside the European Union, including with the UK Medicines and Healthcare Products Regulatory Agency and the Swiss National Cooperative for the Disposal of Radioactive Waste (Nagra). In Israel, we received approval from the Medical Devices and Accessories Division of the Israeli Ministry of Health, or AMAR, for the marketing and sale of C-Scan in Israel, which was valid until December 31, 2024. We have not received approvals in other jurisdictions, including the United States, and there can be no assurance that we will be able to receive regulatory approvals to commence marketing and sales for C-Scan in the foreseeable future or ever. Our ability to generate revenues and achieve profitability depends on our ability to successfully complete the development of our C-Scan product, demonstrate sufficient clinical evidence, obtain required regulatory approvals and commercial licenses, and manufacture commercial quantities of C-Scan at an acceptable cost to enable us to generate significant revenues.

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

If we determine to resume the development of C-Scan and are unable to meet any one or more of these challenges successfully, our ability to complete the development of and effectively commercialize C-Scan could be limited, which in turn could have a material adverse effect on our business, financial condition and results of operations.

We have limited manufacturing experience and currently have no manufacturing capabilities. If we resume development of C-Scan and are unable to scale up our manufacturing operations to develop our products, our growth could be limited and our business, financial condition and results of operations could be materially adversely affected.

We currently have limited resources, facilities and experience in manufacturing. Following the determination to discontinue our clinical studies and conserve our resources, on September 8, 2023, we terminated our sub-lease agreement and service agreement with the sole supplier of the X-ray source used in C-Scan pursuant to which we leased approximately 70 square meters of laboratory production space at the supplier premises and independently produced the X-ray source using our own production employees. See “Information on Our Company - Business - Manufacturing and Suppliers.”

We have in the past, and we may in the future, continue to face technical challenges to obtain, increase or adjust manufacturing capacity, including, among others, equipment design and automation, material procurement and lower than expected yields and increased scrap costs, as well as challenges related to maintaining quality control and assurance standards, manufacturing commercial quantities of products at an acceptable cost and logistics associated with the handling of radioactive materials, such as was the case in our C-Scan Cap, which have resulted in and could result in delays in our clinical trial and commercialization plans and lost revenue. We may be unable to establish or maintain reliable, high-volume manufacturing capacity. Even if we can establish and maintain this capacity, the cost of doing so may increase the cost of our products and reduce our ability to compete successfully. If we resume development of C-Scan and are unable to scale up our manufacturing capabilities to meet market demand, or to achieve adequate product cost, our growth could be limited and our business, financial condition and results of operations could be materially adversely affected.

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

We have historically depended on sole or single source suppliers for some of the components and materials necessary for the production of C-Scan. If we determine to resume the development of C-Scan and are required to change the supplier of any of these key components, there may be a significant delay in locating a suitable alternative manufacturer. In addition, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with FDA and other applicable quality standards and with all applicable regulations and guidelines. To the extent we ever are able to redesign the clinical studies for submission to the FDA or other regulatory authorities or redeploy our technology into other potentially viable products, we will be required to find new suppliers, which we may not be able to do in a timely manner. The delays associated with the introduction of a new manufacturer for certain key components or new suppliers for certain materials, could delay our ability to manufacture any redesigned products in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of any our products ceases operations or otherwise ceases to do business with us, we may not have access to the information necessary to enable an alternative supplier to manufacture the component. The occurrence of any of these events could harm our ability to complete the development of our products and meet demand in a timely manner or within budget.

The use of any of our C-Scan Cap, C-Scan Track, C-Scan View or any new products and technology could result in product liability or similar claims that could be expensive to defend, damage our reputation and harm our business.

Our business exposes us to an inherent risk of potential product liability or similar claims related to the manufacturing, marketing and sale of medical devices. The medical device industry has historically been litigious, and we face financial exposure to product liability or similar claims if the use of any of our C-Scan Cap, C-Scan Track or C-Scan View were to cause or contribute to injury or death, including, without limitation, harm to the body caused by the procedure or inaccurate diagnoses from the procedure that could affect treatment options. There is also the possibility that defects in the design or manufacture of any of these products or any new products and technology we redesign or redeploy might necessitate a product recall. We do not currently maintain product liability insurance. A product liability claim, regardless of merit or ultimate outcome, or any product recall could result in substantial costs to us, damage to our reputation, customer dissatisfaction and frustration, and a substantial diversion of management attention. A successful claim brought against us could have a material adverse effect on our business, financial condition and results of operations.

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

We may sell our products in the United States, Europe, Israel and Japan and, if we are unable to manage our operations in these territories, our business, financial condition and results of operations could be materially adversely affected.

Our headquarters and substantially all of our operations and employees are presently located in Israel, but we may market our products in the United States, Europe, Israel and Japan. Accordingly, we may be subject to risks associated with international operations, and our international sales and operations may require significant management attention and financial resources. In addition, our international sales and operations may subject us to risks inherent in international business activities, many of which are beyond our control and include, among others:

●	foreign certification, registration and other regulatory requirements;

●	customs clearance and shipping delays;

●	import and export controls;

●	trade restrictions;

●	multiple and possibly overlapping tax structures;

●	difficulty forecasting the results of our international operations and managing our inventory due to our reliance on third-party distributors;

●	differing laws and regulations, business and clinical practices, licensures, government and private third-party payor reimbursement policies and patient preferences;

●	differing standards of intellectual property protection among countries;

●	difficulties in staffing and managing our international operations;

●	difficulties in penetrating markets in which our competitors’ products are more established and achieving a competitive sale price for our product;

●	currency exchange rate fluctuations and foreign currency exchange controls and tax rates; and

●	political and economic instability, war or acts of terrorism or natural disasters, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency).

If we are unable to manage our international operations effectively, our business, financial condition and results of operations could be materially adversely affected.

We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize our products and technology.

A part of our strategy is to evaluate and, as deemed appropriate, enter into partnerships in the future when strategically attractive, including potentially with major medical device companies. We face significant competition in seeking appropriate partners for our products and technology, and the negotiation process is time-consuming and complex. Potential partners must view our products and technology as economically valuable in markets they determine to be attractive in light of the terms that we are seeking and other available products for licensing by other companies. Even if we are successful in our efforts to establish strategic partnerships, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such strategic partnerships if, for example, development or approval of a product is delayed or sales of an approved product are disappointing. Any delay in entering into strategic partnership agreements for our products and technology could delay the development and commercialization of any product candidates and reduce their competitiveness even if they reach the market.

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

Risks Related to Regulations Applicable to Our Historical Business

If we or our future manufacturers or distributors do not obtain and maintain the necessary regulatory clearances or approvals, or equivalent third country approvals in a specific country or region, we or our future distributors will not be able to market and sell C-Scan or future products in that country or region.

To be able to market and sell C-Scan or any future products in a specific country or region, we and/or our distributors must comply with the regulations of that country or region. These regulations, and the time required for regulatory review, vary from country to country. Obtaining regulatory approvals is expensive and time-consuming, and we cannot be certain that we or our distributors will receive regulatory approvals required for C-Scan or any future products in each country or region in which we plan to market such products. We currently do not have a notified body. If we modify C-Scan or any future products, we or our distributors may need to apply for new regulatory approvals, or a notified body may need to review the planned changes before we are permitted to sell the respective products. We may not meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or if permitted, our distributors are unable to maintain our authorizations or CE Certificates in a particular country or region, we will no longer be able to sell C-Scan and/or any potential future products in that country or region, and our ability to generate revenues will be materially and adversely affected.

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

Even if future clinical trials are completed, we cannot be certain that their results will support our product requirements or intended use claims, which could inhibit our marketing strategies, or that the FDA, foreign authorities or a notified body will agree with our conclusions regarding them. Success in non-clinical studies and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that clinical trials will replicate the results of prior trials. The clinical trial process may fail to demonstrate that C- Scan, or any future products, are safe and effective for the desired or proposed indicated uses, which could cause us to abandon a product and may delay development of others. Any delay or termination of our clinical trials will delay the filing of our product submissions and, ultimately, our ability to commercialize C-Scan, or any future products, and generate revenues. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate’s profile.

Even if C-Scan or future products are cleared or approved by regulatory authorities or after obtaining CE Certificates from a notified body, modifications to C-Scan or future products may require new regulatory clearances or approvals, new CE Certificates, or may require us to recall or cease marketing it until the necessary clearances, approvals or CE Certificates are obtained.

Once cleared, approved or marketed, modifications to C-Scan or future products may require new regulatory approvals, clearances, including CE Certificates from a notified body, 510(k) clearances or PMAs, or require us to recall or cease marketing the modified devices until these clearances or approvals are obtained. Obtaining clearances and approvals, or new or amended CE Certificates for device modifications can be a time-consuming process, and delays in obtaining required future clearances, approvals, or CE Certificates could adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn could harm our future growth.

Even if C-Scan and future products are cleared or approved by regulatory authorities or after obtaining CE Certificates from a notified body, if we or our suppliers fail to comply with ongoing FDA or other foreign regulatory authority requirements, or if we experience unanticipated problems with our products, our products could be subject to restrictions or withdrawal from the market.

The manufacturing processes, reporting requirements, post-approval clinical data and promotional activities associated with any product for which we obtain clearance, approval or CE Certificates, or equivalent third country approval will be subject to continuous regulatory review, oversight and periodic inspections by the FDA other domestic and foreign regulatory authorities. If any adverse actions relating to the foregoing were to occur, our reputation would be harmed, our product sales and profitability would suffer and we may not be able to generate revenue. Furthermore, our key suppliers may not currently be or may not continue to be in compliance with all applicable regulatory requirements which could result in our failure to produce our products on a timely basis and in the required quantities, if at all. Even if regulatory clearance or approval of a product is granted, or after obtaining CE Certificates, such clearance or approval, or CE Certificates may be subject to limitations on the intended uses for which the product may be marketed and reduce our potential to successfully commercialize the product and generate revenue from the product.

Our failure to comply with radiation safety or radio frequency regulations in a specific country or region could impair our ability to conduct our clinical trials, or commercially distribute and market C-Scan or any similar product in that country or region.

C-Scan includes a small X-ray source and wireless radio frequency transmitter and receiver and is therefore subject to equipment authorization requirements in a number of countries and regions. In the United States, the EU and Japan, authorities often require advance clearance of all radiation and radio frequency devices before they can be sold or marketed in these jurisdictions, subject to limited exceptions. Competent authorities for such additional approval requirements include the Swiss National Cooperative for the Disposal of Radioactive Waste (Nagra) and the German Federal Office for Radiation Protection (Bundesamt für Strahlenschutz, BfS). Modifications to the approved C-Scan version design and specifications may require new or further regulatory clearances or approvals before we are permitted to market and sell a modified C-Scan version. If we are unable to obtain any required clearances or approvals from the authorities responsible for the radiation as well as the radio frequency regulations in these and other jurisdictions, the sale or use of C-Scan or any similar product could be prevented in these countries. Any such action could negatively affect our business, financial condition and results of operations.

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

If we resume development of C-Scan and obtain approval to commercialize our product, we expect that we will be required to conduct post-market testing and surveillance to monitor the safety or effectiveness of our products, which is costly, and we must comply with medical device reporting requirements, including the reporting of adverse events and malfunctions related to our products.

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

Under the EU MDR we will now have to comply with the increased requirements of medical devices vigilance provisions. In particular, according to Art. 83 MDR, we are required to have a post-market surveillance system in place in a manner that is proportionate to the risk class and appropriate for the type of device, as an integral part of the quality management system. Depending on the devices’ risk class, either a post market surveillance report or a periodic safety update report, or PSUR, must be created and provided to the competent authority upon request. The PSUR also has to be provided to a notified body. Furthermore, requirements on vigilance and incident reporting are increased and market surveillance competencies of the authorities are strengthened.

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

Our ability to source and distribute our products profitably or at all could be harmed if new trade restrictions are imposed or existing trade restrictions become more burdensome.

There have been significant changes and proposed changes in recent years to U.S. trade policies, tariffs and treaties affecting imports. The Trump administration has announced additional tariffs on imports from a number of countries. Such tariffs and any further legislation or actions taken by the U.S. or other countries that restrict trade, such as additional tariffs, trade barriers, tax policies related to international commerce, export controls, sanctions and investment restrictions, renegotiation of existing trade agreements with U.S. trading partners, and other protectionist or retaliatory measures taken by such governments, could adversely impact our business, financial condition and results of operations. If any forms of duties or tariffs are imposed on our products, we may be required to charge higher prices in the United States than we expect, which may result in fewer customers and harm our operating performance. Alternatively, we or our contractors may seek manufacturers and/or suppliers in countries not affected, or less affected by the tariffs, resulting in significant costs and disruption to our operations and business. Our business could also be impacted by retaliatory trade measures taken by other countries in response to existing or future tariffs, causing us to raise prices or make changes to our operations, any of which could materially harm our business, financial condition and results of operations. Escalating trade tensions between the U.S. and other countries may also disrupt global supply chains or result in significant price increases. The imposition of tariffs or other similar trade restrictions may also be inflationary, which could cause the cost of inputs to increase. Volatile trade relations have also caused and may continue to cause significant volatility in the global financial markets. Further, political tensions as a result of trade policies could reduce trade volume, investment, technological exchange, and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Legacy Intellectual Property

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

Our principal offices are located in Israel. In addition, all of our employees are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and continued with varying levels of severity throughout 2024. On October 7, 2023, terrorists from Hamas and other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets, including widespread killings and kidnappings. They also launched extensive rocket attacks on the Israeli civilian population. Shortly following the attack, Israel declared war against Hamas. A ceasefire between the sides took effect in mid-January 2025. Hostilities have since resumed on a limited scale, and future developments are unpredictable. Following Hamas’ attack on Israel’s southern border and Israel’s security cabinet declaration of war against Hamas, Hezbollah, a terrorist organization based primarily in Lebanon, also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and civilian areas in northern Israel. In response to these attacks, the Israeli army initially carried out targeted strikes on Hezbollah in southern Lebanon and targets in Syria, followed by a ground incursion into southern Lebanon beginning in late September 2024. A ceasefire between Israel and Hezbollah came into effect in late November 2024 but there is no certainty that this ceasefire will be sustained.

To date, none of our facilities or infrastructure, including our technology platform and IT system, have been damaged nor have our supply chains been significantly impacted since the war broke out. However, a prolonged war could adversely impact our supply chain and our ability to ship products from Israel, which could disrupt our operations. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism, and the war and terrorism insurance we maintain may not be adequate to cover any losses we may incur associated with armed conflicts and terrorist attacks. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

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

Our research and development efforts have been financed, in part, through funding from the IIA and the BIRD Foundation. We have received grants from the Government of the State of Israel through the IIA (formerly the OCS) for the financing of a portion of (i) our research and development expenditures and (ii) a portion of the development of our manufacturing line, pursuant to the Innovation Law and related regulations and guidelines. In prior years, we had received funding from the IIA and the BIRD Foundation in the total amount of approximately $5.6 million and $0.11 million, respectively. As of December 31, 2024, we had not paid any royalties to the IIA and had a contingent obligation to the IIA with respect to such funding in the amount of approximately $6.2 million. In addition, in January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing. The final IIA grant amounted to $620,000 (NIS 2.25 million) (along with a co-investment by us of the same amount), which we are not required to repay to the IIA, subject to the terms and conditions set forth in the grant approval, of which we received approximately $0 (NIS 0) in 2024, $225,000 (NIS 816,075) in February 2023 and $82,000 (NIS 297,414) in January 2022. We may apply for additional IIA grants in the future; however, there is no assurance that such applications will be approved in the amount requested or at all. Furthermore, the funds available for IIA grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future. We cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

Under the terms of the Innovation Law as currently in effect, products developed with IIA funding are required to be manufactured in Israel, unless the IIA approved grant program includes a pre-determined portion of manufacturing that may be performed outside Israel (as certain of our IIA approved grants included). The approval of the IIA is required for the transferring of manufacturing outside Israel in excess of such pre-determined portion (however, only a notice to the IIA, as opposed to approval, is required for the transfer outside Israel of up to 10% of the cumulative manufacturing in excess of such pre-approved portion). If manufacturing of IIA-funded products is transferred outside Israel (following IIA approval) in excess of the pre-determined percentage included in the grant approval, then the royalty repayment rate will be increased by 1% with respect to the additional approved percentage to be manufactured outside Israel and the royalty repayment for the entire approved program may be increased to up to three times the amount of the grants received, depending on the percentage manufactured outside Israel (plus accrued interest). We may explore from time to time whether certain other components of C-Scan can be assembled outside of Israel. For example, we may in the future explore whether it would be possible to assemble the capsule without the X-ray source in Israel and have the X-ray source subsequently manufactured and assembled into C-Scan at a certified radioisotope production facility or at a distribution center outside Israel.

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

As a public company whose securities are traded in the United States, we incur and will continue to incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002, as well as rules and regulations implemented by the U.S. Securities and Exchange Commission and the Nasdaq, impose various requirements on public companies, including requiring the establishment and maintenance of effective disclosure and financial controls. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Changes in the laws, rules and regulations affecting public companies would result in increased costs to us as we respond to their requirements. These rules and regulations could make it more difficult or more expensive for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to obtain or maintain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our Board committees or as executive officers. We cannot predict or estimate the amount or timing of additional costs we may incur in order to comply with such requirements.

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

Nasdaq has established certain standards for the continued listing of a security on the Nasdaq Capital Market. The standards for continued listing include, inter alia, that the minimum bid price for the listed securities be at least $1.00 per share. Under these rules, a security is considered deficient if it fails to achieve at least a $1.00 closing bid price for a continuous period of 30 business days (the “Minimum Bid Price Requirement”). On April 9, 2025, we received a letter (“Letter”) from Nasdaq indicating that we are no longer in compliance with the Minimum Bid Price Requirement. According to the Letter, based upon the closing bid price of our ordinary shares for the 30 consecutive business days from February 25, 2025 to April 8, 2025, we no longer meet this requirement. A copy of the Letter is included as Exhibit 15.4 to this Annual Report on Form 20-F.

The Nasdaq Listing Rules provide us with a compliance period of 180 calendar days after receipt of the Letter, or until October 6, 2025 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. We can regain compliance, if at any time during the Compliance Period, the closing bid price of our ordinary shares is at least $1 for a minimum of ten consecutive business days, in which case we will be provided with a written confirmation of compliance, and this matter will be closed. In the event we do not regain compliance by the end of the Compliance Period, we may then be eligible for an additional 180 calendar days to regain compliance if we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the Minimum Bid Price Requirement, and provide written notice of our intention to cure the deficiency during the second compliance period. If it appears to Nasdaq’s staff that we will not be able to cure the deficiency by the end of the Compliance Period, or if we are otherwise not eligible for an additional compliance period, the Nasdaq’s staff will notify us that our ordinary shares will be subject to delisting.

On May 21, 2025, we received a delinquency letter (the “Delinquency Letter”) from the Listing Qualifications Department of Nasdaq notifying the Company that it is not in compliance with Nasdaq Listing Rule 5250(c)(1) relating to the Company’s obligation to file periodic financial reports for continued listing, due to the Company’s failure to file its Annual Report on From 20-F for the year ended December 31, 2024 (“Form 20-F”) with the SEC. The Delinquency Letter further stated that the Company has 60 calendar days from the date of the Letter, or July 21, 2025, to submit a plan (the “Plan”) to regain compliance with respect to the delinquent Form 20-F. On July 21, 2025, we submitted a Plan to Nasdaq asking for an extension to file the 20-F until August 31, 2025 and on August 5, 2025 Nasdaq granted us an exception to Nasdaq Listing Rule 5250(c)(1) provided that we file the Form 20-F on or before August 31, 2025. A copy of such Nasdaq letter as well as the Delinquency Letter is included as Exhibit 15.5 and Exhibit 15.6 to this Annual Report on Form 20-F.

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

We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. We intend to furnish quarterly reports to the SEC on Form 6-K for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act, although the information we furnish may not be the same as the information that is required in quarterly reports on Form 10-Q for U.S. domestic issuers. In addition, while U.S. domestic issuers that are not large-accelerated filers or accelerated filers are required to file their annual reports on Form 10-K within 90 days after the end of each fiscal year, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation FD (Fair Disclosure), aimed at preventing issuers from making selective disclosures of material information. Although we intend to make interim reports available to our shareholders in a timely manner, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer, we are permitted, to follow, and follow certain home country corporate governance practices instead of otherwise applicable Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of the Nasdaq for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to, among other things, director nomination procedures, the approval of compensation of officers and quorum requirements at general meetings of our shareholders. In addition, we follow our home country law instead of the listing rules of the Nasdaq that require us to obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the Company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on Nasdaq may provide less protection to you than what is accorded to investors under the listing rules of the Nasdaq Stock Market applicable to domestic U.S. issuers.

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

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses, including personnel and facilities related expenses, are incurred in NIS. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or, if the NIS instead depreciates relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of depreciation of the NIS, or that the timing of such depreciation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar- denominated results of operations would be adversely affected. In 2024, the NIS depreciated by 0.80% relative to the U.S. dollar compared to a depreciation of 3.07% in year 2023 and a depreciation of 13.2% in year 2022. The rate of inflation in Israeli was 3.2% in 2024, compared to the inflation rate of 4.2% and 5.3% in 2023 and 2022, respectively. Although we do not expect such depreciation and inflation in 2024 to have a material adverse effect on our financial condition into the fiscal 2025, we cannot predict any future trends in the rate of inflation in Israel and whether the NIS will appreciate against the U.S. dollar or vice versa. In addition, we may incur operating expenses denominated in Euros, and therefore, our operating results may also be subject to fluctuations due to changes in the U.S. dollar/Euro exchange rate. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS, the Euro and other foreign currencies against the U.S. dollar. Although we engage in currency hedging arrangements from time to time, these measures may not adequately protect us from fluctuations in the exchange rates of the NIS, the Euro and other foreign currencies in relation to the U.S. dollar (and/or from inflation of such foreign currencies) and involve costs and risk of their own.

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

The trading market for our securities will depend in part on the research and reports that securities or industry analysts publish about us or our business. Management is not aware of any research coverage by securities and industry analysts. If one or more of the analysts who covers us downgrades our securities, the price of our securities would likely decline. We do not have control over these analysts, and we do not have commitments from them to continue to write research reports about us or our business. The price of our ordinary shares could decline if one or more equity research analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Our stock price has and may be subject to fluctuation, and purchasers of our securities could incur substantial losses.

Our stock price has been subject to considerable fluctuation since our initial public offering in February 2015, with the closing price per share having varied from a low of $0.56 to a high of $1,219.25 and may be subject to fluctuation in the future. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their securities at or above the purchase price. The market price for our ordinary shares on Nasdaq may fluctuate as a result of a number of factors, some of which are beyond our control, including, among others:

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

In addition, the stock market in general, and Nasdaq in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. Broad market and industry factors may negatively affect the market price of our ordinary shares, regardless of our actual operating performance. Further, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly. See “Risk Factors - Risks Related to Ownership of our Ordinary Shares - We may be unable to maintain compliance with the Nasdaq’s continued listing requirements, which could result in the delisting of our ordinary shares from the Nasdaq Capital Market.”

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

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine, armed conflict in Israel and Gaza, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. See “Risk Factors - Risks Related to Our Operations in Israel - Our principal offices, research and development facilities our manufacturing sites and some of our suppliers are located in Israel and, therefore, our business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel.” Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages, trade restrictions and constrained capital spending could negatively affect our financial condition, results of operations or cash flows. In addition, the military conflict may affect the ability to purchase materials sourced in Russia. For example, one of our suppliers sources the enriched X-ray isotope substance used in C-Scan from Russia. To the extent we continue to use such component in any redesigned or future products, we could experience disruptions in our supply chain in the future if sanctions and export control restrictions on Russian entities and individuals are still imposed, and we may not be able to find alternative sources for such key material in a timely manner.

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

In general, we will be treated as a passive foreign investment company, or a PFIC, for any taxable year in which either (1) at least 75% of our gross income (including our pro rata share of the gross income of our 25% or more- owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our pro rata share of the assets of our 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in Item 10E “Additional Information-Taxation-U.S. Federal Income Taxation”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of our securities or the receipt of certain excess distributions from us and may be subject to additional reporting requirements. Based on the past and projected composition and classification of our income and assets, we believe that we were a PFIC for the taxable year ended December 31, 2024 and may be a PFIC for the taxable year ending December 31, 2025. Our actual PFIC status for our current taxable year or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our taxable year ending December 31, 2025 or any subsequent taxable year.

U.S. investors are urged to consult their own tax advisors regarding the possible application of the PFIC rules. For more information, see Item 10E “Additional Information-Taxation-U.S. Federal Income Taxation-U.S. Holders-Passive Foreign Investment Company Rules.”

Item 4. Information On Our Company

A. History and Development of the Company Our History

Our legal and commercial name is Check-Cap Ltd. We were formed as a company in Israel on April 5, 2009. On May 31, 2009, we acquired all of the business operations and substantially all of the assets of Check-Cap LLC, a Delaware limited liability company formed in December 2004. On May 15, 2015, we formed our wholly-owned subsidiary Check-Cap US, Inc., a Delaware corporation. On April 9, 2024, we formed our wholly-owned subsidiary Check-Cap Canada, Inc., an Ontario corporation.

On February 24, 2015, we successfully completed an initial public offering in the United States and the listing of our securities on Nasdaq.

On August 16, 2023, we entered into the Keystone BCA with Keystone, PubCo and other direct, wholly owned subsidiaries of PubCo. At our 2023 annual general meeting of shareholders, such business combination transactions did not receive the requisite majority required for approval under Section 320 of the Israeli Companies Law 5759-1999. On December 24, 2023, we received a notice on behalf of Keystone, terminating the Keystone BCA in light of the results.

On March 25, 2024, we entered into the Nobul BCA. Pursuant to the Nobul BCA, (a) a wholly owned subsidiary of Nobul, to be formed under the laws of Israel, will merge with and into the Company, with Check-Cap surviving the Merger as a direct, wholly owned subsidiary of Nobul. Under the exchange ratio formula in the Nobul BCA, upon the closing of the transactions contemplated under the Nobul BCA, Check-Cap security holders are expected to own approximately 15% of Nobul while Nobul security holders are expected to own approximately 85% of Check-Cap, on a fully diluted basis and assuming that Check-Cap meets certain net cash targets. The ownership percentages may be subject to adjustments based on Check-Cap’s net cash at closing. See “Additional Information - Material Contracts.”

We are subject to the provisions of the Israeli Companies Law. Our principal executive offices are located at Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel. Our telephone number is +1 (647) 892-9516 and our website is located at www.check-cap.com (the information contained therein or linked thereto shall not be considered incorporated by reference in this Annual Report). Our U.S. agent is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

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

Historical Operations

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

Our C-Scan Cap is being designed to transmit position, motility and the data it collects to the C-Scan Track that will be attached to the patient’s back. The external data recorder is being designed to enable the download of the data to our C-Scan View application to allow physicians to analyze the data collected by our C-Scan Cap. The C-Scan Track is being designed to provide the physician with localization data to yield a reconstructed image intended to enable physicians to review the colon’s inner structural information.

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

Following our certification to ISO 13485:2016 by our previous notified body, and completion of our multi-center clinical study and achievement of compliance with the requirements of the Medical Devices Directive, in September 2017, we submitted a request for CE marking for the marketing and sale of C-Scan in the European Union. We received the CE Mark certification from our previous notified body on January 9, 2018 and a renewal certificate according to MDR (EU Regulation 2017/745) was granted on January 12, 2022, which is valid until December 1, 2026. In September 2018, we received approval from AMAR for the marketing and sale of C-Scan in Israel. Following the MDR approval we received from our previous notified body according to the EU Regulation 2017/745, the AMAR approval was renewed and is valid until December 31, 2024.

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

On June 6, 2023, we announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, we were reducing our workforce significantly to reduce cash burn, concentrating our resources on essential research activities, discontinuing our calibration studies, and evaluating and pursuing strategic options. We have discontinued development of our C-Scan technology and do not currently have any manufacturing capabilities. Our current operations are focused on evaluating and pursuing strategic options and maintaining the inventory we manufactured prior to our change in strategic priority.

Since our formation, we have not generated any revenue. We do not anticipate generating any significant revenue for the foreseeable future and we do not yet have any specific launch dates for our product. We incurred net losses of $25.1 million in 2024, $17.6 million in 2023, and $19.1 million in 2022. We expect that we will continue to generate losses from our operations for the foreseeable future. As of December 31, 2024, we had an accumulated deficit of $170.0 million and a total shareholders’ deficit of $1.5 million. We have funded our operations to date primarily through equity financings, sales of ordinary shares and warrants, the exercise of warrants and other funding transactions and through grants from the IIA.

Evaluation and Pursuit of Strategic Options

As a result of our evaluation and pursuit of strategic options, on August 16, 2023, we entered into the Keystone BCA with Keystone, PubCo and other direct, wholly owned subsidiaries of PubCo. At our 2023 annual general meeting of shareholders, such business combination transactions did not receive the requisite majority required for approval under Section 320 of the Israeli Companies Law 5759-1999. On December 24, 2023, we received a notice on behalf of Keystone, terminating the Keystone BCA in light of the results.

On March 25, 2024, we entered into a business combination agreement with Nobul. In May 2024, we reimbursed Nobul $3.8 million pursuant to the cost-sharing provisions of the Nobul BCA. On September 8, 2024, our Board of Directors approved and ratified the September 2024 Loan Agreement with Nobul. Pursuant to the September 2024 Loan Agreement, we agreed to provide Nobul a loan in the principal amount of $6.0 million. The principal outstanding under the loan will bear interest at 5% per annum, both before and after demand, default, and judgment, and will be payable annually in arrears. The aggregate amount of the loan and any accrued and unpaid interest thereon will be due and be paid on the date that is 30 days following the date the Nobul BCA is terminated, or the Business Combination is consummated.

In addition, on September 8, 2024, our Board of Directors approved and ratified the Amending Letter with Nobul. The Amending Letter amends the Nobul BCA and obligates Check-Cap to deposit $11.0 million into a designated, segregated and interest-bearing bank account. Funds deposited into this account may be disbursed upon the mutual written agreement of the designated representatives of Nobul and Check-Cap (being their respective board chairs) in order to fund the pursuit of accretive acquisition targets or other growth initiatives of Nobul and for no other purpose. Any funds so disbursed will reduce the Net Cash Target (as defined in the Nobul BCA) on a dollar-for-dollar basis. In the event that the Nobul BCA is terminated, then, subject to the payment of any termination fees triggered by Section 9.3(c) of the Nobul BCA, funds remaining in the segregated account upon termination, together with interest earned thereon, will accrue to and will be for the account and benefit of Check-Cap.

On December 23, 2024, our Board of Directors approved the December 2024 Loan Agreement with Nobul. Pursuant to the December 2024 Loan Agreement, the Company agreed to provide Nobul a loan in the principal amount of $6.0 million. The principal outstanding under the loan will bear interest at 5% per annum, both before and after demand, default, and judgment, and will be payable annually in arrears. The aggregate amount of the loan and any accrued and unpaid interest thereon will be due and be paid on the date that is 30 days following the date the Nobul BCA is terminated, or the Business Combination is consummated.

The $6.0 million loan will be funded from the previously created designated, segregated and interest-bearing bank account. Funds deposited into the Segregated Account may be disbursed upon the mutual written agreement of the designated representatives of Nobul and Check-Cap (being their respective board chairs) in order to fund the pursuit of accretive acquisition targets or other growth initiatives of Nobul and for no other purpose. Check-Cap and Nobul have identified acquisition targets and growth initiatives for which the proceeds of the $6.0 million loan will be used.

As of December 31, 2024 $2.1 million of the Segregated Account had been used for acquisition targets and growth initiatives, $0.7 million had been used for certain expenses incurred by the Company, and $2.2 million remained in the Segregated Account. In July 2025, in connection with the audit of the Company’s December 31, 2024 financial statements, the Company classified the $2.1 million used for acquisition targets and growth initiatives as a $2.1 million loan to Nobul and entered into a loan agreement with Nobul on the same terms as the December 2024 Loan Agreement to document such classification. Also, in July 2025, in connection with the audit of the Company’s December 31, 2024 financial statements, the Company classified the $2.2 million remaining in the Segregated Account as of December 31, 2024 as a $2.2 million loan to Nobul and entered into a loan agreement with Nobul on the same terms as the December 2024 Loan Agreement to document such classification, given that the Segregated Account is in the name of an affiliate of Nobul.

As of December 31, 2024, the Company had provided total loan funding of approximately $16.3 million from Nobul, and has accrued interest receivable of approximately $138,000. In accordance with ASC 326, Financial Instruments – Credit Losses, management evaluated the collectability of the Nobul loan receivable. Due to the significant uncertainty surrounding the recoverability of these amounts, management has determined that the appropriate and conservative course of action is to fully impair the Nobul loan receivable and related accrued interest as of December 31, 2024.

C-Scan

CRC screening can reduce the incidence of and mortality from the disease by enabling detection of precancerous polyps in the colon at an earlier, more treatable stage. CRC is one of the few cancers that can be prevented through screening because pre-cancerous polyps, from which colon cancers often develop, can be identified and removed. Today, there is a range of options for CRC screening in the average-risk population, with current technology falling into two general categories: (i) structural exams that enable physicians to visualize the colon for abnormalities, such as optical colonoscopy (which is currently regarded as the “gold standard” for CRC screening), sigmoidoscopy, CTC and optical capsules-all of which require aggressive bowel preparation and are invasive exams; and (ii) stool and serum based tests, such as FOBTs, FITs, stool DNA, and blood tests, which test for blood in stool and irregularities in blood and DNA. Notwithstanding the proven clinical value of screening for CRC, the many CRC screening alternatives and the fact that screening is encouraged by clinicians and insurers, a large portion of the population is still reluctant to perform CRC screening.

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

Raw data from an animal colon showing a decrease in X-ray florescence, or XRF, photon signals and an increase in Compton backscattering, or CMT, signals corresponding to the position of a polyp that was detected when our C-Scan Cap passed over the polyp is shown in the image below. These two signals are combined in order to form a three-dimensional image below.

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

Image for illustration purpose only

Clinical Trials

We initiated our first clinical study at University Hospital, Hamburg, Germany in 2010. The purpose of this study was to monitor and record the colon contractions and the associated motility of the capsule in the colon. This study was conducted with a passive capsule that contained no X-ray source or detectors. It included several electronic components of C-Scan and had similar dimensions to the current capsule. 63 healthy volunteers were enrolled, and no adverse events were reported.

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

On June 6, 2023, we announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, we were reducing our workforce significantly to reduce cash burn, concentrating our resources on essential research activities, discontinuing our calibration studies, and evaluating and pursuing strategic options. Currently, we do not have manufacturing capabilities, nor do we have any active studies.

Research and Development

Our research and development strategy has been centered on developing C-Scan. On June 6, 2023, we announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, we were reducing our workforce significantly to reduce cash burn, concentrating our resources on essential research activities, discontinuing our calibration studies, and evaluating and pursuing strategic options. As a result of our evaluation and pursuit of strategic options, on August 16, 2023, we entered into the Keystone BCA with Keystone, PubCo and other direct, wholly owned subsidiaries of PubCo. At our 2023 annual general meeting of shareholders, such business combination transactions did not receive the requisite majority required for approval under Section 320 of the Israeli Companies Law 5759-1999. On December 24, 2023, we received a notice on behalf of Keystone, terminating the Keystone BCA in light of the results. On March 25, 2024, we entered into a business combination agreement with Nobul.

We have received grants from the Government of the State of Israel through the IIA (formerly the OCS) for the financing of a portion of our research and development expenditures and a portion of our expenditures relating to our transition to manufacturing pursuant to the Innovation Law and related regulations and guidelines. In prior years, we had received funding from the IIA for research and development of our C-Scan in the aggregate amount of approximately $5.6 million. As of December 31, 2024, we had not paid any royalties to the IIA and had a contingent liability to the IIA with respect to such funding in the amount of approximately $6.2 million. In addition, in January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing. The final IIA grant amounted to approximately $620,000 (NIS 2.25 million) (along with a co-investment by us of the same amount), which we are not required to repay to the IIA, subject to the terms and conditions set forth in the grant approval, of which we received approximately $225,000 (NIS 816,075) in February 2023 and $82,000 (NIS 297,414) in January 2022. We may apply for additional IIA grants in the future; however, there is no assurance that such applications will be approved in the amount requested or at all. We cannot predict whether we will be entitled to any future grants, or the amounts of any such grants. See “Risk Factors - Risks Related to Our Operations in Israel - Pursuant to the terms of the Israeli government grants we received for research and development expenditures, we are obligated to pay certain royalties on our revenues to the Israeli government. In addition, the terms of Israeli government grants we received require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events.”

We incurred approximately $0, $8.3 million and $14.3 million in research and development expenses, net (after deducting participation by government grants) for the years ended December 31, 2024, 2023, and 2022, respectively. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations- Financial Operations Overview-Research and Development Expenses, Net.”

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

While our policy is to obtain patents by application, to maintain trade secrets and to seek to operate without infringing on the intellectual property rights of third parties, technologies related to our business have been rapidly developing in recent years. Additionally, patent applications that we may file may not result in the issuance of patents, and our issued patents and any issued patents that we may receive in the future may be challenged, invalidated or circumvented. For example, we cannot predict the extent of claims that may be allowed or enforced in our patents nor be certain of the priority of inventions covered by pending third-party patent applications. If third parties prepare and file patent applications that also claim technology or therapeutics to which we have rights, we may have to partake in proceedings to determine priority of invention, which could result in substantial costs to us, even if the eventual outcome is favorable to us. Moreover, because of the extensive time required for clinical development and regulatory review of a product we may develop, it is possible that, before C-Scan can be commercialized, related patents will have expired or will expire a short period following commercialization, thereby reducing the advantage of such patent. Loss or invalidation of certain of our patents, or a finding of unenforceability or limited scope of certain of our intellectual property, could have a material adverse effect on us. See Item 3D “Key Information-Risk Factors-Risks Related to Our Legacy Intellectual Property.”

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

C-Scan Competition

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

In December 2022, Guardant Health released results from ECLIPSE (Evaluation of ctDNA LUNAR Assay in an Average Patient Screening Episode), an over 20,000 patient registrational study evaluating the performance of its blood test for detecting colorectal cancer (CRC) in average-risk adults. The test demonstrated 83% sensitivity in detecting individuals with CRC. Specificity was 90% in both individuals without advanced neoplasia and in those who had a negative colonoscopy result. This test also demonstrated 13% sensitivity in detecting advanced adenomas. In this study, two configurations of a multimodal blood-based screening test were evaluated independently - a cell-free DNA (cfDNA)-only test and a cfDNA test with protein biomarkers. The announced results were derived from the cfDNA-only test, which outperformed the cfDNA test with protein biomarkers. Based on these study results, Guardant Health submitted its PMA application for its blood test for detecting CRC in March 2023. On May 23, 2024, the Medical Devices Advisory Committee of the FDA strongly recommended FDA approval of the Guardant Health blood test for colorectal cancer CRC.

In January 2023, Geneoscopy Inc., released results from the CRC-PREVENT trial - a pivotal clinical trial evaluating the efficacy of its noninvasive, stool-based, at-home diagnostic screening test to detect colorectal cancer (CRC) and advanced adenomas (AA) in average-risk individuals. The CRC-PREVENT trial included 8,289 individuals with diverse racial, ethnic, and socioeconomic backgrounds across more than 2,900 zip codes in all lower 48 states, with colonoscopies performed in more than 3,800 endoscopy centers. Efficacy results from the study demonstrated 94% sensitivity for detecting CRC, 45% sensitivity for detecting advanced adenoma (AA), and 88% specificity for no findings on a colonoscopy. The company submitted a PMA application to the FDA in January 2023. On May 6, 2024, the CRC screening test was approved by the FDA.

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

Sales and Marketing

We are not currently engaged in any sales or marking activities. If we determine to resume the development of our C-Scan technology, we will need to rebuild and recommence our sales and marking efforts. Any resumption of our sales and marketing efforts will be subject to certain challenges, including, among others, that:

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

Manufacturing and Suppliers

We do not currently have any manufacturing capabilities. Prior to winding down our manufacturing capabilities, our manufacturing operations were conducted at our facility located in Isfiya, Israel and in our own X-ray production line in Petach Tikva. On January 26, 2021, we entered into a new lease agreement, as amended (the “Amended Lease Agreement”), according to which, effective as of April 1, 2021, we leased a total of approximately 1,550 square meters at our facility located in Isfiya, Israel. The Amended Lease Agreement expired on December 31, 2023. Monthly rental expenses under the lease agreement are $16,100. Prior to entering into the Amended Lease Agreement, we leased approximately 900 square meters at the same facility under a lease agreement, originally scheduled to expire on May 31, 2022. Following the determination of our Board of Directors on June 6, 2023 to discontinue our clinical studies, we did not extend the Amended Lease Agreement that expired on December 31, 2023. However, on November 11, 2023, we agreed with the lessor to lease part of the premises in Isfiya (the “New Leased Premises”) until February 29, 2024, for a monthly rental fee of $8,300. On April 15, 2024, we and the lessor agreed on extending the lease of the New Leased Premises for a two-year period commencing on March 1, 2024, for a monthly rental fee of $8,300, excluding utilities, property tax, and other expenses, which totaled $7,826, $10,875, and $ 9,609, respectively. We may terminate such lease upon a 60 days prior notice to the lessor.

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

On March 1, 2022, we entered into a lease agreement of certain offices in Petach Tikva Israel, according to which, we leased approximately 140 square meters offices. The lease agreement expired on February 28, 2024, and we had an option to extend the lease period for two additional periods of one year each. Total monthly rental expense under the lease agreement was approximately $1,700. In September 2023, the office lease agreement in Petach Tikva was terminated by the parties.

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

510(k) Clearance Pathway

To obtain 510(k) clearance, we must submit a premarket notification, or 510(k) notice, demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976, for which the FDA has not yet called for the submission of PMA applications. By regulation, a premarket notification must be submitted to the FDA at least 90 days before we intend to market a device, and we must receive 510(k) clearance from the FDA before we actually market the device. The Medical Device User Fee Amendments, or the MDUFA, performance goal for a traditional 510(k) clearance is 90 days. As a practical matter, however, the 510(k)clearance pathway may take approximately between 6 to 9 months, but it can take significantly longer. FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

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

After a PMA application is submitted, the FDA has 45 days to determine whether the application is sufficiently complete to permit a substantive review and thus whether the FDA will file the application for review. After a PMA application is sufficiently complete, the FDA will accept the application and begin an in-depth review of the submitted information. By statute, the FDA has 180 days to review the “accepted application,” although, generally, review of the application may take at least 12 to 18 months, but it may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also, during the review period, an advisory panel of experts from outside FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with quality system regulations.

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

Clinical Trials

Clinical trials are almost always required to support a PMA application or de novo reclassification petition and are sometimes required for a 510(k) premarket notification. If the device presents a “significant risk,” as defined by the FDA, to human health, the FDA requires the device sponsor to file an IDE application with the FDA and obtain IDE approval prior to commencing the human clinical trials. During the trial, the sponsor must comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting, and recordkeeping. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with all reporting and recordkeeping requirements. Clinical trials for significant risk devices may not begin until the IDE application is approved by the FDA and the appropriate institutional review boards, or IRBs, at the clinical trial sites. An IRB is an appropriately constituted group that has been formally designated to review and monitor medical research involving subjects and which has the authority to approve, require modifications in, or disapprove research to protect the rights, safety and welfare of human research subjects. A nonsignificant risk device does not require FDA approval of an IDE; however, the clinical trial must still be conducted in compliance with various requirements of the FDA’s IDE regulations and be approved by an IRB at the clinical trials sites. We, the FDA, or the IRB at each site at which a clinical trial is being performed may withdraw approval of a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits or a failure to comply with FDA or IRB requirements. Even if a trial is completed, the results of clinical testing may not demonstrate the safety and effectiveness of the device, may be equivocal or may otherwise not be sufficient to obtain approval or clearance of the product.

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

In January 2022, we submitted to the FDA an amended IDE application to amend the U.S. pivotal study design to add a first part to the study that is designed to enable further calibration of the C-Scan system, specifically for the average risk U.S. population and in February 2022, our IDE amended application was approved by the FDA. Following this amended IDE, the U.S. pivotal study consists of two parts. The first part is designed to enable further calibration of the C-Scan system for the average risk U.S. population, and is intended to include up to 200 patients in the United States. The second part is a statistically powered, randomized study which will compare the performance of C-Scan to traditional colonoscopy and is intended to include up to 800 patients. The goal of the pivotal study in the United States is to (i) demonstrate device safety as evidenced by a lack of device related SAEs; and (ii) provide efficacy data concerning C- Scan’s performance.

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

On June 6, 2023, we announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, we were reducing our workforce significantly to reduce cash burn, concentrating our resources on essential research activities, discontinuing our calibration studies, and evaluating and pursuing strategic options. As a result of our evaluation and pursuit of strategic options, on August 16, 2023, we entered into the Keystone BCA with Keystone, PubCo and other direct, wholly owned subsidiaries of PubCo. At our 2023 annual general meeting of shareholders, such business combination transactions did not receive the requisite majority required for approval under Section 320 of the Israeli Companies Law 5759-1999. On December 24, 2023, we received a notice on behalf of Keystone, terminating the Keystone BCA in light of the results. On March 25, 2024, we entered into a business combination agreement with Nobul. See “- Overview of Our Company.”

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

Our current strategy depends on whether we determine to resume the development of C-Scan. If we determine to resume the development of C-Scan and are unable to meet any one or more of these challenges successfully, our ability to complete the development of and effectively commercialize C-Scan could be limited.

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

C-Scan and our operations are also subject to regulation by AMAR, which is responsible for the registration of medical devices in Israel, issuance of import licenses and monitoring of marketing of medical equipment. In September 2018, we received approval from AMAR for the marketing and sale of C-Scan in Israel. Following the approval we received from our previous notified body according to the EU Regulation 2017/745, the AMAR approval was renewed and is valid until December 31, 2024.

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

CRC is the fourth most common cancer and the second leading cause of cancer deaths in the United States, and is expected to cause more than 52,900 deaths during 2025. It is an important issue for the Medicare and the commercial population. Based on 2018-2021 data, approximately 3.9 percent of men and women will be diagnosed with colorectal cancer at some point during their lifetime. In 2022, there were an estimated 1,416,499 people living with colorectal cancer in the United States. In 2025, the National Institutes of Health (NIH) National Cancer Institute (NCI) estimated that there will be over 154,270 new cases of colon and rectal cancer in the United States with a median age at diagnosis of 66 years. Colorectal cancer is most frequently diagnosed among people aged 65 - 74 years (NIH). CRC death rates from 2011 to 2020 increased by about 1% annually in individuals younger than 50 years of age in contrast with decreases of 0.5% annually in individuals ages 50-64 years and 3% annually among individuals 65 years and older. CRC death rates increased by 1% annually in people younger than 50 years of age and by 0.6% annually in people aged 50-54 from 2005 through 2020.

Among all races, American Indian/Alaska Native have the highest death rate. Based on data from NIH from 2015-2021, the five-year relative survival rate was 65.4%. The earlier CRC is detected, the better chance a person has of surviving five years after being diagnosed. For CRC, 34.2% are diagnosed at the local stage. The 5-year relative survival for localized CRC is 91.5%.

COVID-19 caused an unprecedented disruption in cancer prevention efforts, including CRC screening. In general, CRC screening decreased by 28% to as much as 100% in different countries and at different times after the onset of the COVID-19 pandemic. During this period, completion of colonoscopies requiring examination decreased 65.7%, surveillance colonoscopy decreased 44.6 to 79%, prescription colonoscopy decreased 60 to 81%, and referrals to colonoscopy decreased 43%. In a simulation model by Issaka, et al, COVID-19-related reductions in care utilization resulted in an estimated 1,176,942 to 2,014,164 fewer CRC screenings, 8,346 to 12,894 fewer CRC diagnoses, and 6113 to 9301 fewer early-stage CRC diagnoses between 2020 and 2023. To the extent such behavior trends continue post-pandemic, a significant percentage of eligible adults would remain unscreened, and our potential addressable market could be materially and adversely affected.

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

In February 2020, CMS received a formal request for a national coverage determination from Epigenomics to consider coverage of Epi proColon, one example of a blood-based biomarker screening test for CRC. Over the last several years, blood-based biomarker tests have emerged as another potential non-invasive option for the early detection of CRC. A blood-based biomarker (biological marker in the patient’s blood) is a measurable DNA, RNA or protein component that indicates disease, in this case cancer. Blood-based cancer biomarkers include but are not limited to specific gene mutations, methylation of genes, and antigens. The blood-based biomarker that is measured in a person’s blood can be an indicator of a process, such as disease risk or progression, like progression to CRC, thought to be correlated with a long-term outcome, such as mortality. It is typically easier to measure a biomarker than the true outcome of interest, such as mortality from colorectal cancer. However, the biomarker might not be a good surrogate for and not well correlated with the clinical outcome of interest, such as cancer survival or mortality, or it might not identify a patient early enough to alter the clinical course of disease. One example test, Epi proColon, functions as a blood-based CRC screening test by identifying the circulating mSEPT9 (Septin9) gene in cell-free DNA isolated from plasma. CRC tumors have an increased likelihood of exhibiting aberrant methylation at the promoter region of the SEPT9 gene DNA.

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

In December 2022, Guardant Health released results from ECLIPSE (Evaluation of ctDNA LUNAR Assay in an Average Patient Screening Episode), an over 20,000 patient registrational study evaluating the performance of its blood test for detecting colorectal cancer (CRC) in average risk adults. The test demonstrated 83% sensitivity in detecting individuals with CRC. Specificity was 90% in both individuals without advanced neoplasia and in those who had a negative colonoscopy result. This test also demonstrated 13% sensitivity in detecting advanced adenomas. In this study, two configurations of a multimodal blood based screening test were evaluated independently a cell free DNA (cfDNA) only test and a cfDNA test with protein biomarkers. The announced results were derived from the cfDNA only test, which outperformed the cfDNA test with protein biomarkers. Based on these study results, Guardant Health submitted its PMA application for its blood test for detecting CRC in March 2023. On May 23, 2024, the Medical Devices Advisory Committee of the FDA strongly recommended FDA approval of the Guardant Health blood test for colorectal cancer CRC.

In January 2023, Geneoscopy Inc., released results from the CRC PREVENT trial a pivotal clinical trial evaluating the efficacy of its noninvasive, stool based, at home diagnostic screening test to detect colorectal cancer (CRC) and advanced adenomas (AA) in average risk individuals. The CRC PREVENT trial included 8,289 individuals with diverse racial, ethnic, and socioeconomic backgrounds across more than 2,900 zip codes in all lower 48 states, with colonoscopies performed in more than 3,800 endoscopy centers. Efficacy results from the study demonstrated 94% sensitivity for detecting CRC, 45% sensitivity for detecting advanced adenoma (AA), and 88% specificity for no findings on a colonoscopy. The company submitted a PMA application to the FDA in January 2023. On May 6, 2024, the CRC screening test was approved by the FDA.

There can be no assurance that coverage of the C-Scan by Medicare and/or commercial payors will be obtained in the near future or at all. Third-party payors may deny coverage of the C-Scan if they determine that a procedure was not reasonable or necessary as determined by the payor, was experimental, does not improve health outcomes, is not equivalent in the detection of large adenomas or early-stage cancers, and/or was used for an unapproved indication (among other factors).

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

C. Organizational Structure

On May 15, 2015, we formed our wholly-owned subsidiary Check-Cap US, Inc., a Delaware corporation. On April 9, 2024, we formed our wholly-owned subsidiary Check-Cap Canada, Inc.

D. Property, Plants and Equipment

Our manufacturing operations are conducted at our facility located in Isfiya, Israel and in our own X-ray production line in Petach Tikva. On January 26, 2021, we entered into the Amended Lease Agreement, according to which, effective as of April 1, 2021, we leased a total of approximately 1,550 square meters at our facility located in Isfiya, Israel. The Amended Lease Agreement expired on December 31, 2023. Monthly rental expenses under the lease agreement are $16,100. Prior to entering into the Amended Lease Agreement, we leased approximately 900 square meters at the same facility under a lease agreement, originally scheduled to expire on May 31, 2022. Following the determination of our Board of Directors on June 6, 2023 to discontinue our clinical studies, we did not extend the Amended Lease Agreement that expired on December 31, 2023. However, on November 11, 2023, we agreed with the lessor to lease part of the premises in Isfiya until February 29, 2024, for a monthly rental fee of $8,300. On April 15, 2024, we and the lessor agreed on extending the lease of the New Leased Premises for a two-year period commencing on March 1, 2024, for a monthly rental fee of $8,300, excluding utilities, property tax, and other expenses, which totaled $7,826, $10,875, and $ 9,609, respectively. We may terminate such lease upon a 60 days prior notice to the lessor.

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

On March 1, 2022, we entered into a lease agreement of certain offices in Petach Tikva Israel, according to which, we leased approximately 140 square meters offices. The lease agreement expired on February 28, 2024, and we had an option to extend the lease period for two additional periods of one year each. Total monthly rental expense under the lease agreement was approximately $1,700. In September 2023, the office lease agreement in Petach Tikva was terminated by the parties.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included in this Annual Report beginning on page F-1. The following discussion and analysis contain forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our plans with respect to the our evaluation and pursuit of strategic options including the transactions contemplated by our Business Combination Agreement with Nobul, our ongoing and planned product development and clinical trials and lack thereof; the timing of, and our ability to make, regulatory filings and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; the degree of clinical utility of our products, particularly in specific patient populations; our ability to develop commercial functions; expectations regarding product launch and revenue; our results of operations; cash needs; financial condition, liquidity, prospects, growth and strategies; the industry in which we operate; and the trends that may affect the industry or us. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by us with the U.S. Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Item 3D “Key Information - Risk factors,” the section titled “Forward-Looking Statement” and elsewhere in this Annual Report.

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

Since our inception, we have devoted substantially all of our efforts to research and development, clinical trials, recruiting management and technical staff, acquiring assets and raising capital. We are still in the development and clinical stage and have not yet generated revenues. We have generated significant losses to date, and we expect to continue to generate losses for at least the next several years as we continue our investment in research and development and clinical trials in order to complete the development of C-Scan and to attain regulatory approvals, manufacturing scale up, begin the commercialization efforts for our products, increase our marketing and selling expenses, and incur additional costs as a result of being a public company in the United States. We have incurred losses of $25.1 million and $17.6 million for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, we had accumulated deficit of approximately $170.0 million. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability.

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

The initiation of the powered portion of the U.S. pivotal study was dependent upon successful completion of the calibration portion of the U.S. pivotal study. On March 21, 2023, we announced that following our internal assessment of the clinical data collected from the calibration studies until such date, we had determined that the most recent efficacy results from our calibration studies did not meet the goal to proceed to the powered portion of the U.S. pivotal study and, as such, the initiation of the second part of the U.S. pivotal study that was expected in mid-2023 was also temporarily postponed. On June 6, 2023, we announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, we were reducing our workforce significantly to reduce cash burn, concentrating our resources on essential research activities, discontinuing our calibration studies, and evaluating and pursuing strategic options. As a result of our evaluation and pursuit of strategic options, on August 16, 2023, we entered into the Keystone BCA with Keystone, PubCo and other direct, wholly owned subsidiaries of PubCo. At our 2023 annual general meeting of shareholders, such business combination transactions did not receive the requisite majority required for approval under Section 320 of the Israeli Companies Law 5759-1999. On December 24, 2023, we received a notice on behalf of Keystone, terminating the Keystone BCA in light of the results. On March 25, 2024, we entered into a business combination agreement with Nobul. In May 2024, we reimbursed Nobul $3,808,815 pursuant to the provisions of the Nobul BCA.

On September 8, 2024, our Board of Directors approved and ratified the September 2024 Loan Agreement with Nobul. Pursuant to the September 2024 Loan Agreement, we agreed to provide Nobul a loan in the principal amount of $6.0 million. The principal outstanding under the loan will bear interest at 5% per annum, both before and after demand, default, and judgment, and will be payable annually in arrears. The aggregate amount of the loan and any accrued and unpaid interest thereon will be due and be paid on the date that is 30 days following the date the Nobul BCA is terminated, or the Business Combination is consummated.

In addition, on September 8, 2024, our Board of Directors approved and ratified the Amending Letter with Nobul. The Amending Letter amends the Nobul BCA and obligates Check-Cap to deposit $11.0 million into a designated, segregated and interest-bearing bank account. Funds deposited into this account may be disbursed upon the mutual written agreement of the designated representatives of Nobul and Check-Cap (being their respective board chairs) in order to fund the pursuit of accretive acquisition targets or other growth initiatives of Nobul and for no other purpose. Any funds so disbursed will reduce the Net Cash Target (as defined in the Nobul BCA) on a dollar-for-dollar basis. In the event that the Nobul BCA is terminated, then, subject to the payment of any termination fees triggered by Section 9.3(c) of the Nobul BCA, funds remaining in the segregated account upon termination, together with interest earned thereon, will accrue to and will be for the account and benefit of Check-Cap.

On December 23, 2024, our Board of Directors approved the December 2024 Loan Agreement with Nobul. Pursuant to the December 2024 Loan Agreement, the Company agreed to provide Nobul a loan in the principal amount of $6.0 million. The principal outstanding under the loan will bear interest at 5% per annum, both before and after demand, default, and judgment, and will be payable annually in arrears. The aggregate amount of the loan and any accrued and unpaid interest thereon will be due and be paid on the date that is 30 days following the date the Nobul BCA is terminated, or the Business Combination is consummated.

The $6.0 million loan will be funded from the previously created designated, segregated and interest-bearing bank account. Funds deposited into the Segregated Account may be disbursed upon the mutual written agreement of the designated representatives of Nobul and Check-Cap (being their respective board chairs) in order to fund the pursuit of accretive acquisition targets or other growth initiatives of Nobul and for no other purpose. Check-Cap and Nobul have identified acquisition targets and growth initiatives for which the proceeds of the $6.0 million loan will be used.

As of December 31, 2024 $2.1 million of the Segregated Account had been used for acquisition targets and growth initiatives, $0.7 million had been used for certain expenses incurred by the Company, and $2.2 million remained in the Segregated Account. In July 2025, in connection with the audit of the Company’s December 31, 2024 financial statements, the Company classified the $2.1 million used for acquisition targets and growth initiatives as a $2.1 million loan to Nobul and entered into a loan agreement with Nobul on the same terms as the December 2024 Loan Agreement to document such classification. Also, in July 2025, in connection with the audit of the Company’s December 31, 2024 financial statements, the Company classified the $2.2 million remaining in the Segregated Account as of December 31, 2024 as a $2.2 million loan to Nobul and entered into a loan agreement with Nobul on the same terms as the December 2024 Loan Agreement to document such classification, given that the Segregated Account is in the name of an affiliate of Nobul.

As of December 31, 2024, the Company had provided total loan funding of approximately $16.3 million from Nobul, and has accrued interest receivable of approximately $138,000. In accordance with ASC 326, Financial Instruments – Credit Losses, management evaluated the collectability of the Nobul loan receivable. Due to the significant uncertainty surrounding the recoverability of these amounts, management has determined that the appropriate and conservative course of action is to fully impair the Nobul loan receivable and related accrued interest as of December 31, 2024.

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

Research and Development Expenses, Net

Research and development activities have been central to our business model. Our total research and development expenses, net of participations in the years ended December 31, 2024, 2023, and 2022 were approximately $0, $8.3 million, and $14.3 million, respectively. All research and development expenses are expensed as incurred. In anticipation of the initiation of the strategic development plan, management terminated the majority of our research and development activities. For additional information, see “Information on Our Company - Business - Research and Development.”

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

Our research and development expenses, net, are net of grants for the research and development for C-Scan and for the transition from research and development to manufacturing that we have received from the Government of Israel through the IIA. Under the terms of the Innovation Law as currently in effect, in exchange for the research and development grants we received, we are required to pay the IIA royalties from our revenues up to an aggregate of 100% (which may be increased under certain circumstances) of the U.S. dollar-linked value of the grant, plus interest at the rate of 12-month LIBOR. Pursuant to regulations under the Innovation Law, the rate of royalty repayment is 3% or 4% of revenues (which may be increased under certain circumstances) from sales of products and services based on know-how funded by the IIA research and development grants we have received. As of December 31, 2024, we had received funding from the IIA for the research and development of C-Scan in the aggregate amount of approximately $5.6 million. As of December 31, 2024, we had not paid any royalties to the IIA and had a contingent obligation to the IIA in respect of such research and development grants in the amount of approximately $6.2 million. In addition, in January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing. The final IIA grant amounted to $620,000 (NIS 2.25 million) (along with a co-investment by us of the same amount), which we are not required to repay to the IIA, subject to the terms and conditions set forth in the grant approval, of which we received approximately $0 (NIS 0) in 2024, $225,000 (NIS 816,075) in February 2023, and $82,000 (NIS 297,414) in January 2022. For additional information regarding the IIA grants, see Item 10E “Additional Information - Taxation - Israeli Tax Considerations and Government Programs - The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly the Encouragement of Industrial Research and Development Law, 5744-1984).” There can be no assurance that we will continue to receive grants from the IIA in amounts sufficient for our operations, if at all. See also Item 3D “Key Information - Risk Factors- Risks Related to Our Operations in Israel-Pursuant to the terms of the Israeli government grants we received for research and development expenditures, we are obligated to pay certain royalties on our revenues to the Israeli government. In addition, the terms of the Israeli government grants we received require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events.”

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

Finance Income, net

Our finance income, net in fiscal year 2024, 2023, and 2022 consists primarily of interest earned on our cash equivalents and short-term bank deposits and changes in provision for royalties.

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

Taxes on Income

As of December 31, 2024, the Company had accumulated U.S. net operating loss (“NOL”) carryforwards of approximately $118.5 million for federal and state income tax purposes. Under current U.S. tax law, federal NOLs arising in tax years ending after 2017 carry forward indefinitely and are limited to 80% of taxable income when utilized; state law treatment varies by jurisdiction.

The Company is subject to Israeli corporate income tax (statutory rate 23% for 2024). Under Israeli tax law, business losses may be carried forward indefinitely to offset future business income and capital gains.

The deferred tax asset (“DTA”) related to the U.S. NOLs was approximately $33,003 at December 31, 2024, measured using applicable U.S. federal (21%) and state statutory rates; the blended rate used in this calculation is approximately 28%. In evaluating realizability, management considered the Company’s cumulative losses and the lack of objectively verifiable future taxable income. It concluded that it is not more likely than not that the DTAs will be realized. Accordingly, a full valuation allowance has been recorded.

As a result, no net deferred tax asset is reflected in the consolidated balance sheets as of December 31, 2024. The full valuation allowance is the primary reconciling item between the statutory tax rate and the Company’s effective tax rate (see reconciliation below).

The Company is subject to Israeli corporate tax at a statutory rate of 23%. Its U.S. subsidiaries are taxed at a rate of 21% federal tax plus applicable state income taxes.

Utilization of the U.S. NOL carryforwards may be subject to substantial annual limitations under Section 382 of the Internal Revenue Code of 1986, as amended, due to ownership changes that may have occurred or could occur in the future. The Company has not completed a detailed study to determine whether such ownership changes have occurred. If a change in ownership has occurred, the Company’s ability to utilize its NOLs may be limited, potentially resulting in the expiration of a portion of the NOLs before they can be utilized.

The Company has not recorded any liability for unrecognized tax benefits under ASC 740 as of December 31, 2024 and 2023, and does not anticipate significant changes in uncertain tax positions within the next 12 months. The Company’s policy is to record interest and penalties related to income tax matters in income tax expense; no such amounts were recognized in 2024 or 2023.

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

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

	Year Ended December 31,
	2024	2023
	(US$ in thousands, except per share data)
Research and development expenses, net	$-	$8,311
General and administrative expenses	9,462	9,550
Impairment of loans receivable	16,487	-
Impairment of fixed assets	-	1,426
Operating loss	25,949	19,287
Finance income, net	800	1,719
Net loss	$25,149	$17,568

Operating Loss. Our operating loss for the year ended December 31, 2024 was approximately $25.9 million, as compared with approximately $19.3 million for the year ended December 31, 2023, an increase of approximately $6.7 million, or 35%. The increase was primarily attributable to the impairment of loans receivable of $16.5 million, partially offset by the absence of the research and development expenses in 2024.

Finance Income, net. Our finance income, net for the year ended December 31, 2024 was approximately $0.8 million, as compared to approximately $1.7 million for the year ended December 31, 2023, a decrease of approximately $0.9 million. The decrease was primarily attributable to lower interest income on short-term bank deposits.

Net loss. Our net loss for the year ended December 31, 2024 was approximately $25.1 million, as compared to approximately $17.6 million for the year ended December 31, 2023, an increase of approximately $7.6 million.

	2024	2023	Change
	(US$ in thousands)
Salaries and related expenses	$-	$4,926	$(4,926)
Share-based compensation	-	(144)	144
Materials	-	1,530	(1,530)
Subcontractors and consultants	-	800	(800)
Depreciation	-	121	(121)
Cost for registration of patents	-	78	(78)
Other research and development expenses	-	983	(983)
Total research and development expenses	-	8,294	(8,294)
Less participation of the IIA (formerly the OCS)	-	17	(17)
Total research and development expenses, net	$-	$8,311	$(8,311)

Research and Development Expenses, net. Research and development expenses, net for the year ended December 31, 2024 were approximately $0, as compared with approximately $8.3 million for the year ended December 31, 2023, a decrease of $8.3 million or 100%. The decrease in research and development expenses, net between 2024 and 2023 was primarily due to absence of research and development activities during the year.

	2024	2023	Change
	(US$ in thousands)
Salaries and related expenses	$799	$2,055	$(1,256)
Share-based compensation	12	87	(75)
Professional services	-	4,383	(4,383)
Office rent and maintenance	81	235	(154)
Depreciation	161	88	73
Other general and administrative expenses	8,409	2,702	5,707
Total general and administrative expenses	$9,462	$9,550	$(88)

General and Administrative Expenses. Our general and administrative expenses for the year ended December 31, 2024 were approximately $9.5 million, as compared to approximately $9.6 million for the year ended December 31, 2023. While other general and administrative expenses increased by $5.7 million, this was largely offset by lower professional services, office rent, and salaries and related expenses.

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

	2023	2022	Change
	(US$ in thousands)
Salaries and related expenses	$4,926	$8,257	$(3,331)
Share-based compensation	(144)	493	(637)
Materials	1,530	2,258	(728)
Subcontractors and consultants	800	1,375	(575)
Depreciation	121	289	(168)
Cost for registration of patents	78	140	(62)
Other research and development expenses	983	1,681	(698)
Total research and development expenses	8,294	14,493	(6,199)
Less participation of the IIA (formerly the OCS)	17	(222)	239
Total research and development expenses, net	$8,311	$14,271	$(5,960)

Research and Development Expenses, net. Research and development expenses, net for the year ended December 31, 2023 were approximately $8.3 million, as compared with approximately $14.3 million for the year ended December 31, 2022, a decrease of approximately $6 million or 42.0%. The decrease in research and development expenses, net between 2023 and 2022 was primarily due to (i) a decrease of approximately $3.3 million in salary and related expense, mainly as a result of a reduction in head count, (ii) a decrease of approximately $0.6 million in subcontractors and consultants, (iii) a decrease of approximately $0.6 million in share-based compensation, (iv) a decrease of approximately $0.7 million in other research and development expenses, and (iv) a $0.7 million decrease in material expenses.

	2023	2022	Change
	(US$ in thousands)
Salaries and related expenses	$2,055	$1,784	$271
Share-based compensation	87	386	(299)
Professional services*	4,383	1,092	3,291
Office rent and maintenance	235	246	(11)
Depreciation	88	116	(28)
Other general and administrative expenses	2,702	2,139	563
Total general and administrative expenses	$9,550	$5,763	$3,787

*	Professional services expenses include costs related to the Keystone BCA.

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

B. Liquidity and Capital Resources

Sources of Liquidity

To date, we have funded our operations primarily through equity financings consummated prior to our initial public offering, our initial public offering, private placements, registered direct and underwritten public offerings, our warrant exercise transaction and grants that we received from the IIA (formerly the OCS) and the BIRD Foundation. As of December 31, 2024, we had approximately $0 of cash and cash equivalents, and $0.27 million of Short Term Bank Deposits.

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

On July 2, 2021, we consummated a registered direct offering of 1,296,297 ordinary shares and warrants to purchase up to 1,296,297 ordinary shares, or the July 2021 Offering. Each ordinary share was sold together with one warrant to purchase one ordinary share at a combined purchase price of $27 per share and accompanying warrant, for aggregate gross proceeds of approximately $35 million , excluding any proceeds that may be received upon exercise of the warrants. Each warrant was immediately exercisable and the exercised period expired on January 2, 2024. The exercise price of each warrant was $30 per ordinary share, subject to adjustment as set forth therein. The warrants were exercisable on a cashless basis if at the time of exercise thereof, there was no effective registration statement registering the issuance or resale of ordinary shares underlying the warrants. The ordinary shares and the warrants were separable and were issued separately, but purchased together in the July 2021 Offering. We paid the placement agent an aggregate fee equal to 7.0% of the gross proceeds of the offering and a management fee of 1.0% of the gross proceeds of the offering. We also agreed to pay a non-accountable expenses allowance of $25,000, fees and expenses up to $100,000, and a clearing fee of $15,950. In addition, issued to the placement agent or its designees warrants to purchase up to a total of 5.0% of the aggregate number of ordinary shares sold in the transaction, or warrants to purchase up to 64,815 ordinary shares, substantially on the same terms as the warrants issued to the investors in the private placement, except that the placement agent warrants had an exercise price of $33.75 per share (which represented 125% of the investors’ purchase price per share and accompanying warrant). Upon any exercise of the warrants for cash, we agreed to pay the placement agent a total cash fee equal to 7.0% of the aggregate gross proceeds from the exercise of the warrants, a management fee equal to 1.0% of the aggregate gross proceeds from the exercise of the warrants, and warrants to purchase up to 5.0% of the number of ordinary shares issued upon the cash exercise of the warrants.

On March 3, 2022, we consummated a registered direct offering of 1,000,000 ordinary shares and warrants to purchase up to 750,000 ordinary shares, or the March 2022 Offering. Each ordinary share was sold together with one warrant to purchase 0.75 ordinary share at a combined purchase price of $10 per share and accompanying warrant, for aggregate gross proceeds of $10 million, excluding any proceeds that may be received upon exercise of the warrants. Each warrant was immediately exercisable and would expire on March 3, 2027. The exercise price of each warrant was $13 per ordinary share, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there was no effective registration statement registering the issuance or resale of ordinary shares underlying the warrants. The ordinary shares and the warrants are separable and were issued separately, but purchased together in this offering. We agreed to pay the placement agent an aggregate fee equal to 7.0% of the gross proceeds of the offering, a management fee of 1.0% of the gross proceeds of the offering, a non-accountable expenses a of $70,000, and a clearing fee of $15,950. In addition, we agreed to issue to the placement agent or its designees warrants to purchase up to a total of 5.0% of the aggregate number of ordinary shares sold in the transaction, or warrants to purchase up to 50,000 ordinary shares, substantially on the same terms as the warrants issued to the investors in the private placement, except that the placement agent warrants would have an exercise price of $12.5 per share (which represents 125% of the investors’ purchase price per share and accompanying warrant) and expiration date of March 1, 2027. Upon any exercise of the warrants for cash, we agreed to pay the placement agent a total cash fee equal to 7.0% of the aggregate gross proceeds from the exercise of the warrants, a management fee equal to 1.0% of the aggregate gross proceeds from the exercise of the warrants, and warrants to purchase up to 5.0% of the number of ordinary shares issued upon the cash exercise of the warrants. Simultaneously with this offering, we entered into a warrant amendment agreement, or the Warrant Amendment Agreement, with the investors in the March 2022 Offering. Pursuant to the Warrant Amendment Agreement, certain warrants to purchase up to an aggregate 926,297 of our ordinary shares that were issued to the investors in the July 2021 Offering were amended to have a reduced exercise price of $13 per share and the term of exercise was extended to January 2, 2025. As of December 31, 2024, warrants to purchase 24,210 ordinary shares held by certain investors and warrants to purchase 10,173 ordinary shares held by the placement agent were outstanding.

Since our inception through December 31, 2024, we had received funding from the IIA for research and development of C-Scan in the aggregate amount of approximately $5.6 million, of which $31,000 was received in the year ended December 31, 2020. We did not receive IIA funding for research and development for the years ended December 31, 2024 and 2023. As of December 31, 2024, we had not paid any royalties to the IIA and had a contingent obligation to the IIA with respect to such funding in the amount of approximately $6.2 million. In addition, in January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing. The final IIA grant amounted to $620,000 (NIS 2.25 million) (along with a co-investment by us of the same amount), which we are not required to repay to the IIA, subject to the terms and conditions set forth in the grant approval, of which we received approximately $0 (NIS 0) in 2024, $225,000 (NIS 816,075) in February 2023, and $82,000 (NIS 297,414) in January 2022. Royalties associated with the grant plan mentioned are not anticipated to be payable in the foreseeable future and have been accounted for as a reduction in research and development expenses in the corresponding years.

On July 13, 2014, we entered into a cooperation and project funding agreement with the BIRD Foundation and Synergy and during 2014-2017, we, together with Synergy, had received funding from the BIRD Foundation in the aggregate amount of approximately $127,000. We do not anticipate to receive additional funding from the BIRD Foundation for the project, which is no longer active. As of December 31, 2024, the Company had not paid any royalties to the BIRD Foundation and had a contingent obligation to the BIRD foundation in the amount of approximately $209,000. Royalties associated with the grant plan mentioned are not anticipated to be payable in the foreseeable future and have been accounted for as a reduction in research and development expenses in the corresponding years.

We are a clinical and development-stage medical diagnostics company and have not yet generated revenues. We have incurred net losses in each fiscal year since we commenced operations in 2009. We incurred net losses of $25.1 million, $17.6 million, and $19.1 million in 2024, 2023, and 2022, respectively. As of December 31, 2024, our accumulated deficit was $170.0 million. The extent of our future operating losses and the timing of becoming profitable are uncertain.

We discontinued the calibration studies and do not plan to commence the powered portion of our U.S. pivotal study and are concentrating our resources on our essential research activities and strategic alternatives. As further discussed in Note 2 to our consolidated financial statements in this Form 20-F, substantial doubt is deemed to exist about our ability to continue as a going concern for the one-year period from the date of issuance of these financial statements. Our ability to continue as a going concern will require us to generate positive cash flow from operations, obtain additional financing, enter into strategic alliances and/or sell assets in addition to our existing cash and cash equivalents.

Furthermore, Management has determined that, due to uncertainty surrounding the recoverability of the loans related to the September 2023 Loan Agreement, the December 2024 Loan Agreement, the First July 2025 Loan Agreement and the Second July 2025 Loan Agreement (collectively the “Nobul Loans “), the appropriate and conservative course is to fully impair the Nobul Loans as of December 31, 2024. This assessment was made in accordance with Accounting Standards Codification (“ASC”) 326 Financial Instruments — Credit Losses. These amounts remain subject to recovery based on their terms. Notwithstanding the impairment, the Nobul Loans are currently in good standing and are not in default.

As we continue to conserve cash and evaluate strategic alternatives, including the Business Combination, we anticipate that we will need to raise substantial additional financing in the future to fund our operations. In order to meet these additional cash requirements, we may incur debt, license certain intellectual property, and seek to sell additional equity or convertible securities that may result in dilution to our shareholders. If we raise additional funds through the issuance of equity or convertible securities, these securities could have rights or preferences senior to those of our ordinary shares and could contain covenants that restrict our operations. There can be no assurance that we will be able to obtain additional equity or debt financing on terms acceptable to us, if at all. Our future capital requirements will depend on many factors, including:

●	our ability to obtain funding from third parties, including any future collaborative partners;

●	the scope, rate of progress and cost of our clinical trials and other research and development programs;

●	the time and costs required to gain regulatory approvals;

●	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

●	the costs of filing, prosecuting, defending and enforcing patents, patent applications, patent claims, trademarks and other intellectual property rights;

●	any product liability or other lawsuits related to our product;

●	the expenses needed to attract and retain skilled personnel;

●	the costs and timing of future commercialization activities, including product manufacturing, marketing, sales, and distribution;

●	the revenue, if any, received from commercial sales of our product;

●	the general and administrative expenses related to being a public company;

●	the effect of competition and market developments

●	future clinical trial results; and

●	the political and security situation in Israel.

Historical Cash Flows

The following table summarizes our statement of cash flows for the years ended December 31, 2024, 2023, and 2022.

	Year Ended December 31,
	2024	2023	2022
	US$ (in thousands)
Net cash used in operating activities	$(8,004)	$(16,954)	$(18,707)
Net cash provided by investing activities	$(840)	$21,356	$(12,508)
Net cash provided by financing activities	$-	$-	$8,850

Operating Activities

Net cash used in operating activities for the year ended December 31, 2024 was $8.0 million, as compared to $17.0 million for the year ended December 31, 2023. The decrease was primarily attributable to lower operating costs.

Investing Activities

Net cash flows used in investing activities for the year ended December 31, 2024 was $0.8 million, comprised primarily of changes in short-term bank deposits in the amount of $15.6 million and the issuance of loans receivable of $16.5 million. Net cash flows from investing activities for the year ended December 31, 2023 was $21.4 million, comprised primarily of changes in short-term bank deposits in the amount of $21.4 million and purchase of property and equipment in the amount of $0.08 million. Net cash used in investing activities for the year ended December 31, 2022 was $12.5 million, comprised primarily of investment in short-term bank deposits in the amount of $12.0 million and purchase of property and equipment in the amount of $0.5 million.

Financing Activities

There was no net cash provided by financing activities for the year ended December 31, 2024. There was no net cash provided by financing activities for the year ended December 31, 2023. Net cash provided by financing activities for the year ended December 31, 2022 was $8.9 million, comprised of net proceeds from the issuance of ordinary shares in the March 2022 registered direct offering.

We expect that our sources of cash for the year ended December 31, 2025 will include cash held in our bank accounts and may include proceeds from financing activities.

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

On March 21, 2023, we announced that following our internal assessment of the clinical data, we determined that the most recent efficacy results from our calibration studies did not meet the goal to proceed to the powered portion of the U.S. pivotal study and, as such, the initiation of the second part of the U.S. pivotal study that was expected in mid-2023 was also temporarily postponed. On June 6, 2023, we announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, we were reducing our workforce significantly to reduce cash burn, concentrating our resources on essential research activities, discontinuing our calibration studies, and evaluating and pursuing strategic options. As a result of our evaluation and pursuit of strategic options, on August 16, 2023, we entered into the Keystone BCA with Keystone, PubCo and other direct, wholly owned subsidiaries of PubCo. At our 2023 annual general meeting of shareholders, such business combination transactions did not receive the requisite majority required for approval under Section 320 of the Israeli Companies Law 5759-1999. On December 24, 2023, we received a notice on behalf of Keystone, terminating the Keystone BCA in light of the results. On March 25, 2024, we entered into a business combination agreement with Nobul. In May 2024, we reimbursed Nobul $3,808,815 pursuant to the provisions of the Nobul BCA.

On September 8, 2024, our Board of Directors approved and ratified the September 2024 Loan Agreement with Nobul. Pursuant to the September 2024 Loan Agreement, we agreed to provide Nobul a loan in the principal amount of $6.0 million. The principal outstanding under the loan will bear interest at 5% per annum, both before and after demand, default, and judgment, and will be payable annually in arrears. The aggregate amount of the loan and any accrued and unpaid interest thereon will be due and be paid on the date that is 30 days following the date the Nobul BCA is terminated, or the Business Combination is consummated.

In addition, on September 8, 2024, our Board of Directors approved and ratified the Amending Letter with Nobul. The Amending Letter amends the Nobul BCA and obligates Check-Cap to deposit $11.0 million into a designated, segregated and interest-bearing bank account. Funds deposited into this account may be disbursed upon the mutual written agreement of the designated representatives of Nobul and Check-Cap (being their respective board chairs) in order to fund the pursuit of accretive acquisition targets or other growth initiatives of Nobul and for no other purpose. Any funds so disbursed will reduce the Net Cash Target (as defined in the Nobul BCA) on a dollar-for-dollar basis. In the event that the Nobul BCA is terminated, then, subject to the payment of any termination fees triggered by Section 9.3(c) of the Nobul BCA, funds remaining in the segregated account upon termination, together with interest earned thereon, will accrue to and will be for the account and benefit of Check-Cap.

On December 23, 2024, our Board of Directors approved the December 2024 Loan Agreement with Nobul. Pursuant to the December 2024 Loan Agreement, the Company agreed to provide Nobul a loan in the principal amount of $6.0 million. The principal outstanding under the loan will bear interest at 5% per annum, both before and after demand, default, and judgment, and will be payable annually in arrears. The aggregate amount of the loan and any accrued and unpaid interest thereon will be due and be paid on the date that is 30 days following the date the Nobul BCA is terminated, or the Business Combination is consummated.

The $6.0 million loan will be funded from the previously created designated, segregated and interest-bearing bank account. Funds deposited into the Segregated Account may be disbursed upon the mutual written agreement of the designated representatives of Nobul and Check-Cap (being their respective board chairs) in order to fund the pursuit of accretive acquisition targets or other growth initiatives of Nobul and for no other purpose. Check-Cap and Nobul have identified acquisition targets and growth initiatives for which the proceeds of the $6.0 million loan will be used.

As of December 31, 2024 $2.1 million of the Segregated Account had been used for acquisition targets and growth initiatives, $0.7 million had been used for certain expenses incurred by the Company, and $2.2 million remained in the Segregated Account. In July 2025, in connection with the audit of the Company’s December 31, 2024 financial statements, the Company classified the $2.1 million used for acquisition targets and growth initiatives as a $2.1 million loan to Nobul and entered into a loan agreement with Nobul on the same terms as the December 2024 Loan Agreement to document such classification. Also, in July 2025, in connection with the audit of the Company’s December 31, 2024 financial statements, the Company classified the $2.2 million remaining in the Segregated Account as of December 31, 2024 as a $2.2 million loan to Nobul and entered into a loan agreement with Nobul on the same terms as the December 2024 Loan Agreement to document such classification, given that the Segregated Account is in the name of an affiliate of Nobul.

As of December 31, 2024, the Company had provided total loan funding of approximately $16.3 million from Nobul, and has accrued interest receivable of approximately $138,000. In accordance with ASC 326, Financial Instruments – Credit Losses, management evaluated the collectability of the Nobul loan receivable. Due to the significant uncertainty surrounding the recoverability of these amounts, management has determined that the appropriate and conservative course of action is to fully impair the Nobul loan receivable and related accrued interest as of December 31, 2024.

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

See Item 3D “Key Information - Risk Factors-Risks Related to Our Financial Position.”

We have operating lease obligations consisting of payments pursuant to a lease agreement for office facilities in effect as of December 31, 2024. See Note 5 to our audited consolidated financial statements presented elsewhere in this Annual Report.

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

We use the Black-Scholes-Merton option-pricing model for our share-based awards. The option-pricing model requires a number of assumptions, of which the most significant are the fair market value of the underlying ordinary shares, expected share price volatility and the expected option term. In the year ended December 31, 2024, 2023 and 2022, expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected term of the options.

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

Equity

During the years ended December 31, 2024 and December 31, 2023, the Company did not complete any financing transactions. The warrants issued in prior years remain outstanding and continue to be classified as equity.

Leases

The Company accounts for leases in terms of ASC 842. In terms of ASC 842, the Company assesses whether any asset based leases entered into for periods longer than twelve months meet the definition of financial leases or operation leases, by evaluating the terms of the lease, including the following; the duration of the lease; the implied interest rate in the lease; the cash flows of the lease; and whether the Company intends to retain ownership of the asset at the end of the lease term.

Leases which imply that the Company will retain ownership at the end of the lease term are classified as financial leases, are included in property and equipment with a corresponding financial liability raised at the date of lease inception. Interest incurred on financial leases are expense during ng the effective interest rate method.

Allowance for Credit Losses

The Company maintains notes receivable that are evaluated for impairment in accordance with ASC 326, Financial Instruments - Credit Losses (CECL). The determination of the allowance for credit losses requires management to make significant estimates and judgments.

●	In estimating expected credit losses, management considers a variety of factors, including:

●	The borrower’s financial condition and creditworthiness,

●	Current and historical payment activity,

●	Collateral values, where applicable,

●	The contractual terms of the notes,

●	Forecasts of future economic conditions and other relevant qualitative factors.

Because these estimates involve a high degree of subjectivity and are dependent on matters that are highly uncertain, actual credit losses may differ materially from management’s estimates. The allowance for credit losses is intended to provide for expected losses inherent in the notes receivable portfolio as of the balance sheet date.

As of December 31, 2024, the Company recorded an allowance for credit losses on notes receivable of $16.5 million, which is reflected as a reduction to notes receivable on the consolidated balance sheet, with a corresponding charge to provision for credit losses in the consolidated statement of operations.

Recent Accounting Pronouncements

See Note 2 to our audited consolidated financial statements presented elsewhere in this Annual Report for a description of the recent accounting policies.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

The following table sets forth information for our executive officers and directors as of April 30, 2025. Unless otherwise stated, the address for our directors and executive officers is c/o Check-Cap Ltd., 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel.

Name(1)	Age	Position(s)
David Lontini	44	Interim Chief Executive Officer and Chairman of the Board of Directors
Alan Lewis	50	Chief Financial Officer
Carlos Cheung	34	Director
Michael Hutton	53	Director
Daniel Kokiw	52	Director

(1)	Shareholders of the Company approved the removal of Mr. Idan Ben-Shitrit from his position as a member of the Board at the extraordinary general meeting of shareholders of the Company held on April 25, 2024.

Executive Officers and Directors

Alan Lewis

Alan Lewis has served as our Chief Financial Officer since April 6, 2025. Mr. Lewis is a digital transformation leader and Co-Founder/Global Chief Strategy Officer of The Aeon Group, Inc. He serves concurrently as Chief Financial Officer of INVENT Ventures, helping guide the technology startup incubator back to “Pink Current” status on the OTC Markets. He leads fund administration services as Managing Member of AeonX. A U.S. Army veteran and EdD candidate in Learning Technology at Pepperdine University, Mr. Lewis merges decades of entrepreneurial, financial, and philanthropic expertise to drive transformative and socially responsible growth.

David Lontini

David Lontini, who has served on our Board of Directors since January 25, 2024, is an experienced business owner / operator who has successfully completed M&A transactions. Mr. Lontini has held senior leadership positions at a variety of sports and media organizations such as Pointstreak Sports Technologies, Maru/Matchbox and the Toronto Argonauts Football Club. Mr. Lontini holds a B.A. in Liberal Arts and Political Science from York University. David Lontini was appointed Interim Chief Executive Officer on July 17, 2024.

Carlos Cheung

Carlos Cheung has served on our Board of Directors since September 2024. Mr. Cheung is a seasoned technology entrepreneur and business leader with a strong background in software development and strategic growth. Since September 2017, Mr. Cheung has been on the founding team of FOSSA, Inc. (“FOSSA”) to build the company from the ground up in enterprise software and cyber security. Prior to FOSSA, Mr. Cheung helped lead other software companies from inception to growth. Mr. Cheung has also played a key role in mergers and acquisitions, particularly in conducting software due diligence, assessing technological assets, evaluating potential risks and opportunities, and guiding strategic decision-making in complex business transactions. Mr. Cheung holds a Bachelor of Science degree in Business Administration (BSBA) from Georgetown University’s McDonough School of Business. Mr. Cheung’s unique combination of entrepreneurial spirit, technical knowledge, and strategic business acumen positions him as a valuable asset for public company boards, particularly those in the technology sector or companies undergoing digital transformation. Mr. Cheung has been appointed to the Nominating Committee, the Compensation Committee, and the Audit Committee.

Michael Hutton

Michael Hutton, who has served on our Board of Directors since January 25, 2024, has spent the past 28 years at medical device technology companies and for the last 15 years has held leadership positions at Phonak Canada, of Sonova Holding AG and WSAudiology. In these leadership roles, Mr Hutton gained significant experience with M&A and strategic business development. Mr. Hutton’s education includes studying at the Toronto School of Business and the University of St. Gallen. Mr. Hutton has been appointed to the Nominating Committee, the Compensation Committee, and the Audit Committee.

Daniel Kokiw

Daniel Kokiw, who has served on our Board of Directors since January 25, 2024, is an experienced business owner / operator who has successfully completed M&A transactions. For over 8 years, Mr Kokiw was in a senior operational role at Zodiac Recreational of North America, of Zodiac Nautic and prior to that he ran the operations of Rokan Laminating. Currently, Mr Kokiw owns and operates a highly successful business in food retail. Mr. Kokiw’s education includes studying Psychology at Carlton University. Mr. Kokiw has been appointed to the Nominating Committee, the Compensation Committee, and the Audit Committee.

Arrangements Concerning Election of Directors; Family Relationships

We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

B. Compensation of Directors and Executive Officers

The aggregate compensation paid and share-based compensation and other payments expensed by us to our directors and executive officers with respect to the year ended December 31, 2024 was $0.4 million. At our 2023 annual general meeting held on December 18, 2023, our shareholders approved, following the approval of our Compensation Committee and Board of Directors, the payment to each of our directors of the following fees: (i) an annual fee of $25,000 for service on the Board of Directors and $2,500 for service on the Audit Committee; and (ii) a per meeting fee of $850 for each meeting of the Board of Directors or any committee thereof attended in person or via telephone or any resolution approved by written consent. In addition, our shareholders approved an annual fee of (i) $10,000 for service as Chairman of the Board of Directors (other than an Active Chairman, who may be entitled to an increased fee in accordance with our Compensation Policy) and (ii) $5,000 for service as Chairman of the Audit Committee. Our directors also benefit from directors’ and officers’ indemnification and exculpation agreements as well as from our directors’ and officers’ liability insurance policy. The directors are also entitled to reimbursement of expenses (including travel, stay and lodging), subject to the Israeli Companies Law and the regulations promulgated thereunder, and in accordance with our company practices and our Compensation Policy for Executive Officers and Directors, or the Compensation Policy. The foregoing fees are the same annual and per meeting fees that have been paid to our directors since our 2017 annual general meeting.

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

Employment Agreements with Covered Executives

We have entered into written agreements with Alan Lewis relating to their employment.

In connection with Mr. Lewis’ appointment as Chief Financial Officer, we entered into a Services Agreement by and between Check-Cap and Mr. Lewis (the “Services Agreement”). Pursuant to the terms of the Services Agreement, we will pay Mr. Lewis a monthly fee in an amount equal to $12,000 in consideration of his services.

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

Our Board of Directors currently consists of four members, each of whom satisfy the independence requirements of the Nasdaq Listing Rules, such that we comply with the Nasdaq Listing Rule that requires that a majority of our Board of Directors be comprised of independent directors, within the meaning of Nasdaq Listing Rules.

On July 17, 2025, we appointed Mr. David Lontini to serve as the Interim Chief Executive Officer of the Company. In connection with such appointment, Mr. Lontini ceased serving as a member of the Nominating Committee, the Compensation Committee and the Audit Committee of the Board but remains a director of the Company and the chair of the Board.

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

Audit Committee

Our audit committee is currently comprised of Michael Hutton, Daniel Kokiw, and Carlos Cheung. Michael Hutton serves as the Chairman of the audit committee.

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

Compensation Committee and Compensation Policy

Our compensation committee is currently comprised of Michael Hutton, Daniel Kokiw, and Carlos Cheung. Mr. Kokiw serves as the Chairman of the compensation committee.

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

Nominating Committee

Our Board of Directors has established a Nominating Committee, whose role is to select and recommend to the Board of Directors for selection, director nominees, while considering the appropriate size and composition of the Board of Directors, the requirements of applicable law regarding service as a member of our Board of Directors and the criteria for the selection of new members of the Board of Directors. While our Board of Directors elected to rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules with respect to the process of nominating directors, and determined that our Nominating Committee need not be composed solely of independent directors (within the meaning of Nasdaq Listing Rules), our Nominating Committee currently consists solely of independent directors. The Nominating Committee is currently comprised of the following directors: Michael Hutton, Daniel Kokiw, and Carlos Cheung. Daniel Kokiw serves as the Chairman of the Nominating Committee.

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

We have entered into indemnification and exculpation agreements with each of our current officers and directors exculpating them from a breach of their duty of care to us to the fullest extent permitted by the Israeli Companies Law and undertaking to indemnify them to the fullest extent permitted by the Israeli Companies Law and the Israeli Securities Law, to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by our Board of Directors based on our activities and excludes expenses and liabilities incurred by a breach of the duty of loyalty to the Company, willful neglect of the duty of care towards the Company, realization of personal unlawful profits and other circumstances as set forth in the indemnification agreements. Under such indemnification agreements, the maximum aggregate amount of indemnification that we may pay to any and all of our currently serving or future officers and directors together may not exceed the higher of $5 million and 25% of our shareholders’ equity according to our most recent financial statements at the time of payment. In the opinion of the SEC, however, indemnification of directors and office holders for liabilities arising under the Securities Act of 1933, as amended, is against public policy and therefore unenforceable.

D. Employees

As of December 31, 2024, we had a limited number of employees and independent contractors. Under Israeli law, we and our employees are subject to protective labor provisions, including the length of the workday, minimum wages for employees, annual leave, sick pay, determination of severance pay and advance notice of termination of employment, as well as procedures for hiring and dismissing employees and equal opportunity and anti-discrimination laws. While none of our employees are party to any collective bargaining agreements, orders issued by the Israeli Ministry of Economy and Industry may make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as the length of the workday and week, recuperation pay, travel expenses and pension rights. We have never experienced labor-related work stoppages and believe that our relationships with our employees are a significant part of our operations and that we maintain a good and positive relationship with our employees.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the date hereof, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

The percentage of beneficial ownership of our ordinary shares is based on 5,850,906 ordinary shares, NIS 48.00 par value per share outstanding as of August 25, 2025. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All ordinary shares subject to options and warrants currently exercisable or exercisable into ordinary shares within 60 days of the date hereof, and underlying RSUs that shall vest within 60 days of the date hereof, are deemed to be outstanding and beneficially owned by the shareholder holding such options, warrants or RSUs for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, warrant or RSU. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

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

Ordinary Shares Beneficially Owned
	Number	Percent
5% or Greater Shareholders
Vijay Ramanathan (1)	360,000	6.2%
Symetryx Corporation (2)	338,626	5.8%
EquityLine Alternate Assets GP Inc.(3)	762,724	13.0%
Directors and Executive Officers
Alan Lewis	-	-
David Lontini	-	-
Carlos Cheung	-	-
Michael Hutton	-	-
Daniel Kokiw	-	-

All directors and executive officers as a group (5 persons)	-	-

(1)	Based solely upon, and qualified in its entirety with reference to, Schedule 13G filed with the SEC on December 18, 2023. The address of the reporting person is 20 Adelaide St E, Suite 1105, Toronto, ON M5C 2T6, Canada.

(2)	Based solely upon, and qualified in its entirety with reference to, Schedule 13D filed with the SEC on September 29, 2023, as amended on October 30, 2023 and November 14, 2023. The address of the reporting person is 2828 Bathurst Street, Suite 400, Toronto, Canada M6B3A7.

(3)	Based solely upon, and qualified in its entirety with reference to, Schedule 13D/A filed with the SEC on April 1, 2024, as amended on April 8, 2024. Sergiy Shchavyelyev, as the sole director of EquityLine Alternate Assets GP Inc., may be deemed to beneficially own the 762,724 Shares owned by EquityLine Alternate Assets GP Inc. The address of the reporting person is 550 Highway 7 East, 338 Richmond Hill, Ontario L4B 3Z4.

As of May 1, 2025, based on information provided to us by our transfer agent in the United States and other information reasonably available to us, we had 77 holders of record of our ordinary shares in the United States.

None of our shareholders have voting rights different from the voting rights of other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2022.

B. Related Party Transactions

Other than the executive and director compensation, executive officer employment agreements, indemnification and exculpation arrangements and directors’ and officers’ liability insurance policy discussed in “Management,” and the transactions described below, since January 1, 2021, we have not been or are not a party to any related party transactions. The descriptions provided below are summaries of the terms of such agreements, do not purport to be complete and are qualified in their entirety by the complete agreements. In addition, we note that certain shareholders of Check-Cap are also shareholders of Nobul.

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

Transactions with Check-Cap LLC and the Members and Manager of Check-Cap LLC

On May 31, 2009, we entered into an asset transfer agreement with Check-Cap LLC pursuant to which Check-Cap LLC transferred all of its business operations and substantially all of its assets to us. Our shareholders’ holdings on the date of the asset transfer transaction reflected their interests as members of Check-Cap LLC. In the framework of the asset transfer agreement and under the Shareholders Agreement, we undertook to use commercially reasonable efforts to procure that distributions or advance funds are made to our shareholders holding (at the date of the transaction) ordinary shares, Series A preferred shares and/or Series B preferred shares (i.e., the shareholders who are also members of Check-Cap LLC), as would be necessary to eliminate the tax impact on such shareholders of the Reorganization and the transfer of all of the business operations and substantially all of the assets from Check-Cap LLC to us. Notwithstanding the foregoing, we will not advance payments to such shareholders to address the fact that they will no longer receive a “pass through” of losses generated by us as they previously received while owning units of Check-Cap LLC. These advances, if and to the extent made, will be deducted from any distributions such shareholders are entitled to receive from us. Since we do not expect to be profitable in year 2025, the liability based on the discounted outflows is $0. As a result, as of December 31, 2024, the balance of the reimbursement liability totaled $0 ($0 as of December 31, 2023 and $0 as of December 31, 2022).

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

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

See Item 18 “Financial Statements.”

Legal Proceedings

From time to time, we may be involved in litigation that arises through the normal course of business. On October 7, 2024, we received a derivative claim against the directors and Nobul for a total amount of above NIS 2.5 million ($690,000). The main claims relate to corporate governance issues and entity level control, including issues relating to the appointment of certain board members, the validity of certain board decisions, and questions related to the legality of the Nobul BCA and certain cash transactions and whether such transactions are in the Company’s best interest.

We believe all the claims in the derivative action are frivolous and strongly denies all such claims. We will vigorously defend ourselves in this unwarranted action.

In 2024, two former executives have filed claims seeking approximately NIS 295,000 and NIS 325,000, respectively. The first claim alleges unpaid director fees and managing director salary, and the second claim alleges an unpaid, contractually required notice period following termination. The Company has denied both allegations, the matters are in preliminary stages, and management believes it is probable the Company will be successful in defending against both claims.

Also in 2024, a former legal services provider is seeking approximately NIS 175,000 for alleged unpaid fees. The matter is currently in mediation following a preliminary court hearing, and management believes it is probable the Company will be successful in defending against the claim.

On March 1, 2024, the Company entered into a lease agreement for certain offices in Isfiya, Israel, expiring on February 28, 2026. The lease agreement is recorded under ASC 842. In September 2024, the Company ceased making rent and legal proceedings have since been initiated by the landlord regarding the unpaid amounts. For further information, see Note 8C (Legal).

In September 2024, the company ceased rent payments of $8,000/month (NIS 30,000) for its Isfiya, Israel, lease, resulting in $24,000 (NIS 90,000) unpaid for September, November, and December 2024, included in the current lease liability under ASC 842. On June 12, 2025, the landlord filed an eviction complaint, claiming NIS 207,610 (~$60,000) for unpaid rent and damages, with proceedings ongoing. No impairment was recorded for the ROU asset as of December 31, 2024.

For all of the above matters, based on the information currently available and after consultation with legal counsel, management does not believe an unfavorable outcome is probable and, accordingly, no provision has been recorded in these consolidated financial statements.

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

B. Significant Changes

Except as disclosed elsewhere in this Annual Report and in Note 18 to our audited consolidated financial statements, there have been no other significant changes since December 31, 2024, until the date of the filing of this Annual Report.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our units were listed on the Nasdaq Capital Market on February 19, 2015 under the symbol “CHEKU.” Prior to that date, there was no public trading market for our securities. Our initial public offering was priced at $1,440 per unit on February 20, 2015. Each unit consisted of one ordinary share and one-half of a Series A Warrant to purchase one ordinary share. Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants. On March 18, 2015, the units separated and ceased to exist. Since such date, our ordinary shares and Series A Warrants were listed on the Nasdaq Capital Market under the symbols “CHEK” and “CHEKW”, respectively. The Series A Warrants expired on February 24, 2020 and ceased to be listed on the Nasdaq Capital Market since February 20, 2020. The Long Term Incentive Warrants expired on February 24, 2022. Since May 1, 2023, our Series C Warrants are no longer listed on the Nasdaq Capital Market. On April 4, 2018, we effected a 1-for-12 reverse share split of our ordinary shares. On November 23, 2022, we effected a 1-for-20 reverse share split of our ordinary shares.

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

In May 2024, Check-Cap reimbursed Nobul $3.8 million pursuant to the provisions of the cost-sharing provisions of the Nobul BCA.

On September 8, 2024, the Board of Directors approved and ratified the September 2024 Loan Agreement with Nobul. Pursuant to the September 2024 Loan Agreement, Check-Cap agreed to provide Nobul a loan in the principal amount of $6.0 million. The principal outstanding under the loan will bear interest at 5% per annum, both before and after demand, default, and judgment, and will be payable annually in arrears. The aggregate amount of the loan and any accrued and unpaid interest thereon will be due and be paid on the date that is 30 days following the date the Nobul BCA is terminated, or the Business Combination is consummated.

In addition, on September 8, 2024, the Board of Directors approved and ratified the Amending Letter with Nobul. The Amending Letter amends the Nobul BCA and obligates Check-Cap to deposit $11.0 million into a designated, segregated and interest-bearing bank account. Funds deposited into this account may be disbursed upon the mutual written agreement of the designated representatives of Nobul and Check-Cap (being their respective board chairs) in order to fund the pursuit of accretive acquisition targets or other growth initiatives of Nobul and for no other purpose. Any funds so disbursed will reduce the Net Cash Target (as defined in the Nobul BCA) on a dollar-for-dollar basis. In the event that the Nobul BCA is terminated, then, subject to the payment of any termination fees triggered by Section 9.3(c) of the Nobul BCA, funds remaining in the segregated account upon termination, together with interest earned thereon, will accrue to and will be for the account and benefit of Check-Cap.

On December 23, 2024, the Board of Directors approved the December 2024 Loan Agreement with Nobul. Pursuant to the December 2024 Loan Agreement, Check-Cap agreed to provide Nobul a loan in the principal amount of $6.0 million. The principal outstanding under the loan will bear interest at 5% per annum, both before and after demand, default, and judgment, and will be payable annually in arrears. The aggregate amount of the loan and any accrued and unpaid interest thereon will be due and be paid on the date that is 30 days following the date the Nobul BCA is terminated, or the Business Combination is consummated.

The $6.0 million loan will be funded from the previously created designated, segregated and interest-bearing bank account. Funds deposited into the Segregated Account may be disbursed upon the mutual written agreement of the designated representatives of Nobul and Check-Cap (being their respective board chairs) in order to fund the pursuit of accretive acquisition targets or other growth initiatives of Nobul and for no other purpose. Check-Cap and Nobul have identified acquisition targets and growth initiatives for which the proceeds of the $6.0 million loan will be used.

As of December 31, 20242.1 million of the Segregated Account had been used for acquisition targets and growth initiatives, $0.7 million had been used for certain expenses incurred by the Company, and $2.2 million remained in the Segregated Account. In July 2025, in connection with the audit of the Company’s December 31, 2024 financial statements, the Company classified the $2.1 million used for acquisition targets and growth initiatives as a $2.1 million loan to Nobul and entered into a loan agreement with Nobul on the same terms as the December 2024 Loan Agreement to document such classification. Also, in July 2025, in connection with the audit of the Company’s December 31, 2024 financial statements, the Company classified the $2.2 million remaining in the Segregated Account as of December 31, 2024 as a $2.2 million loan to Nobul and entered into a loan agreement with Nobul on the same terms as the December 2024 Loan Agreement to document such classification, given that the Segregated Account is in the name of an affiliate of Nobul.

As of December 31, 2024, the Company had provided total loan funding of approximately $16.3 million from Nobul, and has accrued interest receivable of approximately $138,000. In accordance with ASC 326, Financial Instruments – Credit Losses, management evaluated the collectability of the Nobul loan receivable. Due to the significant uncertainty surrounding the recoverability of these amounts, management has determined that the appropriate and conservative course of action is to fully impair the Nobul loan receivable and related accrued interest as of December 31, 2024.

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

The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984)

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984), referred to as the Innovation Law, research and development programs that meet specified criteria and are approved by the IIA are eligible for grants. As of December 31, 2024, we had received funding from the IIA for the financing of a portion of our research and development expenditures for C-Scan in the aggregate amount of approximately $5.6 million. As of December 31, 2024, we had not paid any royalties to the IIA and had a contingent liability to the IIA with respect to such funding in the amount of approximately $6.2 million. In addition, in January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing. The final IIA grant amounted to $620,000 (NIS 2.25 million) (along with a co-investment by us of the same amount), subject to the terms and conditions set forth in the grant approval, which we are not required to repay to the IIA, of which we received approximately $0 (NIS 0) in 2024, $225,000 (NIS 816,075) in February 2023, and $82,000 (NIS 297,414) in January 2022.

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 721,560 for 2024, which amount is linked to the annual change in the Israeli consumer price index.

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

We believe that we were a PFIC for the taxable year ended December 31, 2024 and may be a PFIC for the taxable year ending December 31, 2025. Our PFIC status for our current taxable year or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our taxable year ending December 31, 2025 or any subsequent taxable year.

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

J. Annual Report to Security Holders

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

During the year ended December 31, 2024, the exchange rate between the U.S. dollar and the NIS increased by 1.09% and the exchange rate between the U.S. dollar and the Euro increased by 5.25%. During the year ended December 31, 2023, the exchange rate between the U.S. dollar and the NIS increased by 3.07% and the exchange rate between the U.S. dollar and the Euro decreased by 4.26%. During the year ended December 31, 2022, the exchange rate between the U.S. dollar and the NIS increased by 13.15% and the exchange rate between the U.S. dollar and the Euro increased by 6.12%.

Interest Rate Risk

The primary objective of our investment activities is to preserve principal while maximizing the interest income we receive from our investments, without increasing risk. Currently, we do not have any outstanding investments.

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

Item 14. Material Modifications to The Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures. Our management, including our Interim Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report (the “Evaluation Date”). Based on this evaluation, management concluded that our disclosure controls and procedures were not effective as of the Evaluation Date due to the material weakness in internal control over financial reporting described below.

(b) Management’s Annual Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Management, including our Interim Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) as of the Evaluation Date.

As a result of this evaluation, management has identified a material weakness in our internal control over financial reporting.  Specifically, during the year we experienced staffing reductions that resulted in inadequate segregation of duties within our finance function. This control deficiency creates a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis. Accordingly, management concluded that our internal control over financial reporting was not effective as of the Evaluation Date.

Management is actively taking steps to remediate this material weakness, including strengthening oversight within the finance and accounting functions and considering enhancements to personnel and processes. We will continue to monitor and assess the effectiveness of these remediation measures until we are able to conclude that the material weakness has been fully remediated.

(c) Attestation Report of Registered Public Accounting Firm. Not applicable (we are exempt from this requirement due to our status under the Exchange Act as a non-accelerated filer as of the current time).

(d) Changes in Internal Control Over Financial Reporting. Other than the staffing reductions described above that gave rise to the material weakness, there were no changes in our internal control over financial reporting during the year ended December 31, 2024 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We have, however, begun implementing remediation measures as described above, and these efforts will continue into 2025.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

Our Board of Directors has determined that Michael Hutton, a member of our audit committee is an audit committee financial expert as defined by rules of the U.S. Securities and Exchange Commission and is an independent director under Nasdaq Listing Rules.

Item 16B. Code of Ethics.

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors and employees, including our interim Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which complies with the “code of ethics” contemplated by Item 16B of Form 20-F promulgated by the U.S. Securities and Exchange Commission. A copy of our Code of Business Conduct and Ethics is available on our website at http://ir.check-cap.com/corporate-governance. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the U.S. Securities and Exchange Commission. Under Item 16B of the U.S. Securities and Exchange Commission’s Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Item 16C. Principal Accountant Fees and Services.

On February 15, 2024, we received a notice of resignation from Brightman Almagor Zohar & Co., a firm in the Deloitte global network (“Brightman”), as our independent registered public accounting firm. At the extraordinary general meeting of shareholders held on April 25, 2024, our shareholders appointed Fahn Kanne & Co. as our independent auditor for the year ended December 31, 2023, and until the close of the following year’s annual general meeting. On April 6, 2025, we appointed RBSM LLP to replace Fahn Kanne & Co as our new independent registered public accounting firm. RBSM LLP will be conducting an audit of the Company’s financial statements for the period ended December 31, 2024. We intend to ratify such appointment at our next annual general meeting.

The following table represents aggregate fees billed to us for professional services rendered for the fiscal year ended December 31, 2024 and 2023.

	2024	2023
Audit Fees (1)	$150,000	$300,715
Tax Fees (2)	$-	$11,943
All Other Fees (3)	$-	$17,519
Total	$150,000	$330,177

(1)	The audit fees for the years ended December 31, 2024 and 2023 were for professional services rendered for the audits of our financial statements, consents and in connection with certain of our filings with the U.S. Securities and Exchange Commission. The audit fees for the year ended December 31, 2024 include fees for professional services rendered by RBSM LLP.

(2)	Tax fees for the year ended December 31, 2024 and 2023 were for services rendered by our auditors in connection with a tax audit and tax study.

(3)	Other fees for the year ended December 31, 2024 and 2023 were for services rendered by our auditors in connection with a benchmark study.

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

Item 16F. Change in Registrant’s Certifying Accountant.

On April 25, 2024, at the Extraordinary General Meeting of Shareholders, our shareholders approved the appointment of Fahn Kanne & Co as our independent auditor for the year ended December 31, 2023, and for such additional period until the next general meeting of shareholders.

On April 6, 2025, we appointed RBSM LLP to replace Fahn Kanne & Co as our new independent registered public accounting firm. RBSM LLP will be conducting an audit of the Company’s financial statements for the period ended December 31, 2024. We intend to ratify such appointment at our next annual general meeting.

The Board of Director’s and the Audit Committee’s decision to replace Fahn Kanne & Co was not as a result of any disagreements with Fahn Kanne & Co on any matter of accounting principles or practices, financial statement disclosure, or auditing scope. The audit report of Fahn Kanne & Co on our consolidated financial statements as of and for the years ended December 31, 2023, did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

During the year ended December 31, 2023, there were: (i) no disagreements with Fahn Kanne & Co on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to Fahn Kanne & Co’s satisfaction would have caused it to make reference thereto in connection with its reports on the financial statements for such years and (ii) no reportable events of the type described in Item 16F(a)(1)(v) of Form 20-F.

During the years ended December 31, 2023, and 2022, neither we nor anyone acting on our behalf consulted with RBSM LLP with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to our consolidated financial statements, and no written report or oral advice was provided to us that RBSM LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of any disagreement of the type described in Item 16F of Form 20-F or a reportable event of the type described in Item 16F(a)(1)(v) of Form 20-F.

We furnished Fahn Kanne & Co with a copy of the disclosure above on August 26, 2025, providing Fahn Kanne & Co. with the opportunity to furnish us with a letter addressed to the SEC stating whether it agrees with the statements made by us herein in response to Item 304(a) of Regulation S-K and, if not, stating the respect in which it does not agree. A copy of such letter is included as Exhibit 15.7 to this Annual Report on Form 20-F.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies.

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, executive officers, and employees. They are designed to promote compliance with applicable insider trading laws, rules and regulations. A copy of our insider trading policies and procedures is filed as Exhibit 11.1 to this Annual Report on Form 20-F.

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

Senior management works collaboratively across the Company to implement a program designed to protect our information systems from cybersecurity threats and to promptly respond to any material cybersecurity incidents in accordance with our incident response and recovery plans. To facilitate the success of our cybersecurity program, cross-functional teams throughout the Company address cybersecurity threats and respond to cybersecurity incidents. Through ongoing communications with these teams, our outsourced information technology team and senior management are informed about and monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time, and report such threats and incidents to the Audit Committee when appropriate.

Material Effects of Cybersecurity Incidents

Risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and are not reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Part III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Our Financial Statements are hereby incorporated herein by reference. These Financial Statements are filed as part of this Annual Report.

Item 19. Exhibits

Exhibit Index

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of the Registrant (23)
2.1	Description of Securities Registered under Section 12 (19)
2.2	Form of Registrant’s Ordinary Share Warrant Certificate (1)
2.3	Form of Warrant Agreement dated as of February 24, 2015 between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent (20)
2.4	Amendment No.1 dated as of June 24, 2015, to Warrant Agreement dated as of February 24, 2015 between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent (4)
2.5	Form of Ordinary Shares Warrant Certificate issued pursuant to a certain Credit Line Agreement dated as of August 20, 2014 (21)
2.6	Forms of Ordinary Shares Warrant Certificate issued to the Pontifax entities (1)
2.7	Form of Series C Warrant (5)
2.8	Form of Warrant Agent Agreement between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent (5)
2.9	Form of February 2019 Series D Warrant (7)
2.10	Form of the February 2019 Placement Agent Warrant (7)
4.1	2006 Unit Option Plan and Amendments thereto (1)
4.2	Form of Series C-1 preferred shares purchase warrant (1)
4.3	Forms of Series C-2 preferred shares purchase warrant (1)
4.4	Asset Transfer Agreement, dated as of May 31, 2009 by and between Check-Cap Ltd. and Check-Cap LLC (1)
4.5	The Agreement for ASIC Design and Development dated November 26, 2009 by and between Check-Cap Ltd. and Politechnico di Milano (1)
4.6	Form of Indemnification Agreement (1)
4.7	2015 Equity Incentive Plan and 2015 United States Sub-Plan to 2015 Equity Incentive Plan (2)
4.8	Compensation Policy for Executive Officers and Directors (15)
4.9	Underwriting Agreement, dated as of May 4, 2018, by and between Check-Cap Ltd. and H.C. Wainwright & Co., LLC (6)
4.10	Form of Securities Purchase Agreement dated as of February 4, 2019 by and between Check-Cap Ltd. and the Purchasers named therein (7)
4.11	Form of Securities Purchase Agreement dated as of December 19, 2019 by and between Check-Cap Ltd. and the Purchasers named therein (8)
4.12	Form of Securities Purchase Agreement dated as of April 20, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto (9)
4.13	Form of Securities Purchase Agreement dated as of April 30, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto (10)
4.14	Form of Securities Purchase Agreement dated as of May 8, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto (11)

4.15	Form of Securities Purchase Agreement dated as of June 30, 2021 by and between Check-Cap Ltd. and the Purchasers signatory thereto (16)
4.16	Form of Warrant Exercise Agreement dated as of July 23, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto (12)
4.17	Form of Securities Purchase Agreement dated as of March 1, 2022 by and between Check-Cap Ltd. and the Purchasers signatory thereto (17)
4.18	Form of Warrant Amendment Agreement dated as of March 1, 2022 by and between Check-Cap Ltd. and the Purchasers signatory thereto (19)
4.19	Form of Warrant issued by Check-Cap Ltd. on April 22, 2020 (9)
4.20	Form of Warrant issued by Check-Cap Ltd. on May 4, 2020 (10)
4.21	Form of Warrant issued by Check-Cap Ltd. on May 13, 2020 (11)
4.22	Form of Warrant issued by Check-Cap Ltd. on July 27, 2020 (12)
4.23	Form of Warrant issued by Check-Cap Ltd. on July 2, 2021 (16)
4.24	Form of Warrant issued by Check-Cap Ltd. on March 3, 2022 (17)
4.25	Form of Placement Agent Warrant issued by Check-Cap Ltd. on April 22, 2020 (13)
4.26	Form of Placement Agent Warrant issued by Check-Cap Ltd. on May 4, 2020 (13)
4.27	Form of Placement Agent Warrant issued by Check-Cap Ltd. on May 13, 2020 (13)
4.28	Form of Placement Agent Warrant issued by Check-Cap Ltd. on July 27, 2020 (12)
4.29	Form of Placement Agent Warrant issued by Check-Cap Ltd. on July 2, 2021 (16)
4.30	Form of Placement Agent Warrant issued by Check-Cap Ltd. on March 3, 2022 (17)
4.31	Exclusive License Agreement between the Company and the Curators of the University Of Missouri, dated February 26, 2021 (18)
4.32	Business Combination Agreement between Check-Cap Ltd. and Nobul AI Corp. dated March 25, 2024 (24)
4.33*	Loan Agreement, by and between Check-Cap Ltd. and Nobul AI Corp., dated July 28, 2024
4.34*	Loan Agreement, by and between Check-Cap Ltd. and Nobul AI Corp., dated December 23, 2024
4.35*	Loan Agreement, by and between Check-Cap Ltd. and Nobul AI Corp., dated July 2, 2025
4.36*	Loan Agreement, by and between Check-Cap Ltd. and Nobul AI Corp., dated July 3, 2025
8.1	List of Subsidiaries (22)
11.1*	Insider Trading Policies and Procedures
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)
12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1*	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Brightman Almagor Zohar & Co., independent registered public accounting firm
15.2*	Consent of Fahn Kanne & Co., independent registered public accounting firm
15.3*	Consent of RBSM LLP, independent registered public accounting firm
15.4*	Nasdaq letter, dated April 9, 2025
15.5*	Nasdaq letter, dated August 5, 2025
15.6*	Nasdaq letter, dated May 21, 2025
15.7*	Letter from Fahn Kanne & Co., independent registered public accounting firm
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (Incorporated by reference to Exhibit 97.1 to the Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 15, 2024)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

(1)	Incorporated by reference to the Registration Statement on Form F-1 of the Registrant (File No. 333-201250).

(2)	Incorporated by reference to Annex B of Exhibit 99.3 to the Form 6-K filed by the Registrant with the Form 6-K filed by the Registrant with the Securities Exchange Commission on July 6, 2015.

(3)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on August 12, 2016.

(4)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on June 24, 2015.

(5)	Incorporated by reference to the Registration Statement on Form F-1/A by the Registrant with the Securities and Exchange Commission on April 25, 2018.

(6)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on May 4, 2018.

(7)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on February 6, 2019.

(8)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the SEC on March 6, 2020.

(9)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on April 22, 2020.

(10)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on May 4, 2020.

(11)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on May 12, 2020.

(12)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on July 24, 2020.

(13)	Incorporated by reference to the Registration Statement on Form F-1 by the Registrant with the SEC on May 20, 2020.

(14)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on March 15, 2016.

(15)	Incorporated by reference to Exhibit A to Exhibit 99.1 to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on October 21, 2020.

(16)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on July 2, 2021.

(17)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on March 3, 2022.

(18)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the SEC on March 18, 2021.

(19)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the SEC on April 6, 2022.

(20)	Incorporated by reference to the Registration Statement on Form F-1/A by the Registrant with the Securities and Exchange Commission on February 17, 2015.

(21)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on November 22, 2017.

(22)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the SEC on March 15, 2016.

(23)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the SEC on March 31, 2023.

(24)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on March 28, 2024.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: August 26, 2025	CHECK-CAP LTD.

	By:	/s/ David Lontini
	Name:	David Lontini
	Title:	Interim Chief Executive Officer

	By:	/s/ Alan Lewis
	Name:	Alan Lewis
	Title:	Chief Financial Officer

CHECK-CAP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

New York Office: 805 Third Avenue New York, NY 10022 212.838-5100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 To the Board of Directors and Shareholders of
Check-Cap Ltd. and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Check-Cap Ltd. and Subsidiaries (the “Company”) as of December 31, 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows for the year then ended December 31, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

The critical audit matters communicated are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ RBSM LLP

We have served as the Company’s auditor since 2025.

New York, NY

August 26, 2025
PCAOB ID Number 587

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Shareholders Check Cap Ltd.	Fahn Kanne & Co.ger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.grantthornton.co.il

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

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ FAHN KANNE & CO. GRANT THORNTON ISRAEL

We have served as the Company’s auditor from 2024 to 2025.

Tel-Aviv, Israel

May 15, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Check-Cap Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, shareholders’ equity, and cash flows of Check-Cap Ltd. and subsidiary (the “Company”) for the year in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

CHECK CAP LTD

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

		December 31,
	Note	2024	2023
Assets
Current assets
Cash and cash equivalents	2(D)	$-	$8,844
Short-term Bank Deposit	2(E)	265	15,912
Total cash, cash equivalents, and short term deposits		265	24,756
Prepaid expenses and other current assets	3	-	100
Total current assets		265	24,856

Non-current assets
Property and equipment, net	4	-	161
Right of Use Assets	5	112	-
Total non-current assets		112	161
Total assets		$377	$25,017

Liabilities and shareholders’ (deficit) equity
Current liabilities
Accounts payable and accruals
Trade		$492	$141
Other		793	783
Employees and payroll accruals	6	406	406
Operating lease liabilities – current	5	120	-
Total current liabilities		1,811	1,330

Operating lease liabilities – non-current		16	-
Total non-current liabilities		16
Total liabilities		1,827	1,330

Commitments and Contingencies	8	-	-

Shareholders’ (Deficit) Equity	10
Share capital, Ordinary shares 48 NIS par value (18,000,000 authorized shares as of December 31, 2024 and 2023; 5,850,906 and 5,850,555 shares issued and outstanding as of December 31, 2024 and 2023, respectively) (1)		83,751	83,746
Additional paid-in capital		84,809	84,802
Accumulated deficit		(170,010)	(144,861)
Total shareholders’ (deficit) equity		(1,450)	23,687

Total liabilities and shareholders’ (deficit) equity		$377	$25,017

(1)	All share amounts have been retroactively adjusted to reflect a 1-for-20 share reverse split, see Note 1(A)(11).

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share and per share data)

		Year ended December 31,
	Note	2024	2023	2022

Research and development expenses, net	12	$-	$8,311	$14,271
General and administrative expenses	13	9,462	9,550	5,763
Impairment of loans receivable	14	16,487	-	-
Impairment of fixed assets	4(2)	-	1,426	-
Operating loss		25,949	19,287	20,034

Finance income, net	15	800	1,719	926

Net loss		$25,149	$17,568	$19,108

Comprehensive loss		$25,149	$17,568	$19,108
Loss per share:
Net loss per ordinary share - basic and diluted		$4.30	$3.00	$3.37

Weighted average number of ordinary shares outstanding - basic and diluted	16	5,849,013	5,848,737	5,671,786

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

(U.S. dollars in thousands, except share and per share data)

					Total
			Additional paid-in	Accumulated	Shareholders’ (Deficit)
	Number	Amount	capital	deficit	Equity
Balance as of December 31, 2021	4,840,089	$68,787	$90,089	$(108,185)	$50,691
Changes during 2022:
Issuance of ordinary shares and warrants in the March 2022 Registered Direct Offering, net of issuance expenses in an amount of $1,150	1,000,000	14,815	(5,965)	-	8,850
RSU vesting	4,374	62	(62)	-	-
Share-based compensation	-	-	879	-	879
Net loss	-	-	-	(19,108)	(19,108)
Balance as of December 31, 2022	5,844,463	83,664	84,941	(127,293)	41,312
Changes during 2023:
RSU vesting	6,092	82	(82)	-	-
Share-based compensation	-	-	(57)	-	(57)
Net loss	-	-	-	(17,568)	(17,568)
Balance as of December 31, 2023	5,850,555	83,746	84,802	(144,861)	23,687
Changes during 2024:
RSU vesting	351	5	(5)	-	-
Share-based compensation	-	-	12	-	12
Net loss	-	-	-	(25,149)	(25,149)
Balance as of December 31, 2024	5,850,906	$83,751	$84,809	$(170,010)	$(1,450)

(1)	All share amounts have been retroactively adjusted to reflect a 1-for-20 share reverse split, see Note 1(A)(11).

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share and per share data)

	Note	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		$(25,149)	$(17,568)	$(19,108)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation		161	212	404
Impairment of loans receivable	14	16,487	-	-
Impairment of fixed assets		-	1,426	-
Share-based compensation		12	(57)	879
Financial expense (income), net		-	305	(624)
Changes in assets and liabilities items:
Operation leasing		(112)	49	-
Increase in prepaid and other current assets and non-current assets		100	480	273
Increase (decrease) in trade accounts payable, accruals and other current liabilities		497	(851)	207
Decrease in employees and payroll accruals		-	(856)	(700)
Decrease in royalties provision		-	(94)	(38)
Net cash used in operating activities		$(8,004)	$(16,954)	$(18,707)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		-	(83)	(486)
Issuance of loans receivable	1(A)8	(16,487)	-	-
Changes (investment) in short-term bank and other deposits		15,647	21,439	(12,022)
Net cash provided by (used in) investing activities		$(840)	$21,356	$(12,508)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of ordinary shares in the registered direct offerings, net of issuance expenses		-	-	8,850

Net cash provided by financing activities		$-	$-	$8,850

Net increase (decrease) in cash, cash equivalents and restricted cash		(8,844)	4,402	(22,365)

Cash, cash equivalents and restricted cash at the beginning of the year		8,844	4,442	26,807

Cash, cash equivalents and restricted cash at the end of the year		$-	$8,844	$4,442

Supplemental information for Cash Flow:

	2024	2023	2022
Supplemental disclosure of non-cash flow information
Purchase of property and equipment	$-	$35	$35
Assets acquired under operating lease	-	-	307
Supplemental disclosure of cash flow information
Cash paid for taxes	-	25	5
Interest received	$738	$2,023	$548

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share and per share data)

	2024	2023	2022
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEET
Cash and Cash equivalents	$-	$8,844	$4,090
Restricted cash included current assets	-	-	352
Total cash, cash equivalents, and restricted cash	$-	$8,844	$4,442

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 1 - GENERAL INFORMATION

A.	General

(1)	Check Cap Ltd. (the “Company”) was incorporated under the laws of the State of Israel. The registered address of its offices is 29 Abba Hushi Avenue, Isfiya 3009000, Israel.

(2)	The Company has two wholly-owned subsidiaries: Check-Cap US, Inc., that was incorporated under the laws of the State of Delaware on May 15, 2015; and Check-Cap Canada, Inc., that was incorporated under the laws of the province of Ontario in Canada on April 9, 2024.

(3)	The Company was engaged in a clinical-stage medical diagnostics that aimed to redefine colorectal cancer (CRC) screening through the introduction of C-Scan®, a screening test designed to detect polyps before they may transform into colorectal cancer to enable early intervention and cancer prevention. The Company’s disruptive capsule-based screening technology aims to significantly increase screening adherence worldwide and help people to stay healthy through preventive CRC screening. C-Scan uses an ultra-low dose X-ray capsule, an integrated positioning, control and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon. C-Scan is non-invasive and requires no preparation or sedation, allowing the patients to continue their daily routine with no interruption as the capsule is propelled through the gastrointestinal tract by natural motility.

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

On August 16, 2023 the Company announced the it entered into a business combination agreement (the “Keystone BCA”) with Keystone Dental Holdings, Inc., a Delaware corporation (“Keystone”), Capstone Dental PubCo, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Keystone (“PubCo”), Capstone Merger Sub Ltd., an Israeli company and a direct, wholly owned subsidiary of PubCo (“Israeli Merger Sub”), and Capstone Merger Sub Corp., a Delaware corporation and a direct, wholly owned subsidiary of PubCo (“U.S. Merger Sub”).

The Keystone BCA included provisions granting both Check-Cap and Keystone the right to terminate the Keystone BCA for certain reasons, including, among others, (i) the Business Combination not having been consummated by January 31, 2024 (subject to certain exceptions and to potential automatic extension, the “Termination Date”), (ii) any governmental authority having issued an order, decree or ruling, or taken any other action (including the enactment of any statute, rule, regulation, decree or executive order) enjoining or prohibiting the Business Combination, or (iii) under certain conditions, there having been a material breach of any of the representations, warranties, covenants or agreements set forth in the Keystone BCA by a party to the Keystone BCA. The Keystone BCA further provides that if the Keystone BCA is terminated under certain circumstances, Check-Cap may be required to pay to Keystone a nonrefundable fee in the amount of $1,500 and reimburse Keystone for up to $1,500 of its expenses, and Keystone may be required to pay to Check-Cap a nonrefundable fee in the amount of $4,000, and reimburse Check-Cap for up to $1,000  of its expenses.

The closing of the Keystone BCA was subject to satisfaction or waiver of certain conditions as stated in the Keystone BCA including the required approvals by the parties’ shareholders. On December 18, 2023, at the Annual General Meeting of Shareholders (the “Meeting”), the Keystone BCA and the business combination transactions contemplated pursuant to the BCA, did not receive the requisite majority required for approval by the Company’s shareholders, under Section 320 of the Israeli Companies Law 5759-1999.

NOTE 1 - GENERAL INFORMATION (Cont.)

A.	General (Cont.)

(5)

On December 24, 2023, the Company received a notice (the “Notice”) on behalf of Keystone Dental Holdings, Inc., terminating the BCA. In the Notice, the Company was notified that the BCA has been terminated pursuant to Section 10.1(e) of the BCA in light of the results of the Meeting, held on December 18, 2023. In addition, at the Meeting, the then existing Company’s Board of Directors did not receive the requisite majority required for approval by the Company’s shareholders to reappointed as board members and new five board members received such required majority and as a result the Board of Directors replaced by new board members. As a result of the Keystone BCA transaction process the Company incurred transaction related expenses, recorded in General and Administrative expenses line item in the consolidated statement of operations.

(6)	Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, recruiting management and technical staff, acquiring assets and raising capital. The Company has not yet generated revenues. The Company has incurred losses of $25,149 and $17,568 for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024 the Company’s accumulated deficit was approximately $170,010. The extent of the Company’s future operating losses and the timing of becoming profitable are uncertain.

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

As a result of our evaluation and pursuit of strategic options, on August 16, 2023, we entered into the “Keystone BCA”, as described in Note 1 A(5)

(7)	On March 25, 2024, the Company entered into a business combination agreement ( the “Nobul BCA”) with Apollo Technology Capital Corporation (formerly known as Nobul AI Corp.) (“Nobul”), a private Ontario corporation, pursuant to which a wholly owned subsidiary of Nobul, to be formed under the laws of Israel, will merge with and into us, with Check-Cap surviving as a direct, private, and wholly owned subsidiary of Nobul..

(8)

During the year ended December 31, 2024, the Company entered into a series of financing arrangements with Nobul in connection with the Nobul BCA”. On September 8, 2024, the Board of Directors approved and ratified a loan agreement with Nobul in the principal amount of $6,000 (the “First Nobul Loan”), bearing interest at 5% per annum and subject to certain repayment provisions under the Nobul BCA.

On September 8, 2024, the Board approved and ratified an amendment to the Nobul BCA obligating the Company to deposit $11,000 into a segregated bank account in Nobul’s name at the Royal Bank of Canada (the “Segregated Account”) for the purpose of funding certain business activities of Nobul, as permitted by, and subject to, the terms and conditions of the Nobul BCA. Disbursements from the Segregated Account required the mutual written agreement of designated representatives of the Company and Nobul.

On December 23, 2024, the Board approved a second loan agreement with Nobul in the principal amount of $6,000 (the “Second Nobul Loan”), on the same terms and conditions as the First Nobul Loan. The Second Nobul Loan was funded from the Segregated Account, reducing its balance. As of December 31, 2024: $2,100 of the Segregated Account had been used by Nobul for acquisition targets and growth initiatives; $700 had been used for certain expenses incurred by the Company; and $2,200 remained in the Segregated Account.

In July 2025, in connection with the audit of these consolidated financial statements, the Company reclassified the $2,100 used for acquisition targets and growth initiatives as a loan to Nobul, executing a loan agreement on the same terms and conditions as the First Nobul Loan (the “Third Nobul Loan”). In the same month, the Company reclassified the $2,200 remaining in the Segregated Account as of December 31, 2024 as a loan to Nobul and entered into a loan agreement on the same terms as the First Nobul Loan (the “Fourth Nobul Loan”) (See Note 18 – Subsequent Events).

As of December 31, 2024, the Company had provided total loan funding of approximately $16.3 million from Nobul, and has accrued interest receivable of approximately $138. In accordance with ASC 326, Financial Instruments – Credit Losses, management evaluated the collectability of the Nobul loan receivable. Due to the significant uncertainty surrounding the recoverability of these amounts, management has determined that the appropriate and conservative course of action is to fully impair the Nobul loan receivable and related accrued interest as of December 31, 2024 (See Note 14 – Impairment of Loans Receivable).

NOTE 1 - GENERAL INFORMATION (Cont.)

A.	General (Cont.)

(9)	On June 2, 2017, the Company consummated a registered direct offering of ordinary shares.

On November 22, 2017, the Company consummated a registered direct offering of ordinary shares and a simultaneous private placement of warrants. See Note 10B(2)(f).

On May 8, 2018, the Company consummated an underwritten public offering of ordinary shares, pre-funded warrants and Series C warrants. See Note 10B(2)(g).

On February 6, 2019, the Company consummated a registered direct offering of ordinary shares and warrants. See Note 10B(2)(h).

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

The Company’s Series A Warrants, formerly listed on the NASDAQ Capital Market under the symbol “CHEKW”, expired on February 24, 2020.

The Company’s Series C Warrants, formerly listed on the NASDAQ Capital Market under the symbol “CHEKZ”, expired on May 8, 2023.

The consolidated financial statements of the Company as of and for the years ended December 31, 2024 and December 31, 2023 includes the financial statements of the Company and its wholly-owned U.S and Canadian subsidiaries.

NOTE 1 - GENERAL INFORMATION (Cont.)

A.	General (Cont.)

(11)	On December 23, 2021, the Company announced that it received a letter from the Staff, indicating that the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed companies to maintain a minimum bid price of $1.00 per share. The Company was provided by Nasdaq with a compliance period of 180 calendar days (i.e., until June 21, 2022) to regain compliance pursuant to Nasdaq Listing Rules. On June 22, 2022, the Company received a letter from the Staff notifying it that Nasdaq granted the Company a 180-day extension, or until December 19, 2022, or the Extension Period, to regain compliance with the Minimum Bid Price Requirement. In order to regain compliance, on August 11, 2022, the Company’s shareholders approved a reverse share split (“Reverse Share Split”) of its ordinary shares within a range of 1 for 10 to 1 for 20, the exact ratio to be determined by further action of the Company’s Board of Directors, to be effective on a date to be determined by the Company’s Board of Directors and announced by the Company, and to amend the Company’s Articles of Association accordingly. The Board of Directors subsequently approved a reverse share split of the Company’s ordinary shares at the ratio of 1-for-20, such that each twenty (20) ordinary shares, par value NIS 2.40 per share, consolidated into one (1) ordinary share, par value NIS 48.00, effective as of November 23, 2022. The first date when the Company’s ordinary shares began trading on the Nasdaq Capital Market after implementation of the Reverse Share Split was November 25, 2022. Following the implementation of the Reverse Share Split, the Company’s authorized share capital comprised of 18,000,000 ordinary shares. No fractional ordinary shares were issued as a result of the Reverse Share Split. All fractional ordinary shares were rounded up to the nearest whole ordinary share. In addition, a proportionate adjustment made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding options and warrants entitling the holders to purchase ordinary shares. Furthermore, following completion of the Reverse Share Split, the number of ordinary shares issuable pursuant to the Company’s 2006 Unit Option Plan and 2015 Equity Incentive Plan and 2015 US Sub-Plan to the 2015 Equity Incentive Plan, as well as the number of shares and exercise prices subject to the outstanding options under the plans and the number of shares subject to outstanding restricted stock units (“RSUs”) under the plans were appropriately adjusted. The Company subsequently received a letter informing it that, for the 10 consecutive business days from November 25, 2022 to December 8, 2022, the closing bid price of the Company’s ordinary shares had been at $1.00 per share or greater and that accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers the prior bid price deficiency matter now closed.

(12)

Following the October 7, 2023 attacks by Hamas terrorists in Israel’s southern border, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and Syria and other terrorist organizations. Although certain ceasefire agreements have been reached with Hamas and Lebanon (with respect to Hezbollah), and some Iranian proxies have declared a halt to their attacks, there is no assurance that these agreements will be upheld. Military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GOING CONCERN

The Company’s consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred recurring losses from operations and negative cash flows from operations since inception. As of December 31, 2024, the Company had a net losses of $25,149, cash and cash equivalents of $0 and Short Term Bank Deposits of $265. These factors, together with the Company’s projected cash needs for the next twelve months, raise substantial doubt about the Company’s ability to continue as a going concern.

Management’s plans to alleviate these conditions include seeking additional equity or debt financing and continuing to manage operating expenses and cash flows. However, there can be no assurance that such plans will be successful.

Accordingly, there is substantial doubt about the Company’s ability to continue as a going concern for a period of at least one year from the date these financial statements are issued. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

The Company’s consolidated financial statements include the financial statements of Check-Cap Ltd. and its wholly-owned subsidiaries, Check-Cap US, Inc and Check-Cap Canada, Inc.. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances.

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

Cash and cash equivalents include cash in hand, short–term deposits in banks and short-term, highly liquid investments with an original maturity of up to three months, with a high level of liquidity that may be easily converted to known amounts of cash, and that are exposed to insignificant risk of change in value. As of December 31, 2024, the Company held $265 in short-term bank deposits (see Note 2(e)).

E.	Short-term bank deposit

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The short–term bank deposits are presented at their cost, including accrued interest, which approximates fair value. As of December 31, 2024, the Company had $265 in such deposits. These deposits bear interest at market rates and are available to be transferred to the Company’s operating account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GOING CONCERN (Cont.)

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

As of December 31, 2024, the Company had no outstanding hedge transactions.  As of December 31, 2023, the Company had no outstanding hedge transactions. As of December 31, 2022, the Company had outstanding foreign exchange collars in the notional amount of approximately $5,264. These options were set for a period of up to eight months as of December 31, 2022. The Company measured the fair value of the options in accordance with provisions of ASC No. 820 (classified as level 2 of the fair value hierarchy). The fair value of the Company’s outstanding collars on December 31, 2022 amounted to a liability, net of $56 and was included in other current liabilities.

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

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360-10 “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets (or asset group) to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2024, no impairment losses were recorded. During the year ended December 31, 2023 the Company recorded impairment costs in the amount of $1,426. During the year ended December 31, 2022, no impairment losses were recorded.

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

With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2024, 2023, and 2022, the Company is not a party to any ligation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GOING CONCERN (Cont.)

K.	Share-based compensation (Cont.)

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

The Company selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for its share-based awards. The option-pricing model requires a number of assumptions, of which the most significant are the fair market value of the underlying ordinary shares, expected share price volatility and the expected option term. In the years ended December 31, 2024, 2023, and 2022, expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected term of the options.

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

In accordance with ASC 740, the Company reflects in the financial statements the benefit of positions taken in a previously filed tax return or expected to be taken in a future tax return only when it is considered ‘more-likely-than-not’ that the position taken will be sustained by a taxing authority. As of December 31, 2024 and 2023, the Company had no unrecognized income tax positions, and, accordingly, there is no impact on the Company’s effective income tax rate associated with these items.

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GOING CONCERN (Cont.)

O.	Leases

The Company accounts for leases in accordance with ASC 842 “Leases.” Arrangements that are determined to be leases at inception are recognized as long-term operating lease assets and as lease liabilities in the consolidated balance sheet at lease commencement. Operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at commencement date. As the Company’s leases do not provide an implicit rate, the Company applies its incremental borrowing rate based on the economic environment at the commencement date in determining the present value of future lease payments. Lease terms may include options to extend the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases or payments are recognized on a straight-line basis over the lease term.

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

Due to the above, in 2023, the Company changed its expectation regarding the lease term as the option to extend was no longer considered as reasonably certain and accordantly the company has derecognized an amount of $785 related to the right of use assets and the related lease liability in a similar amount.

The Company terminated its Lease & Manufacturing Services Agreement to preserve cash following the C-Scan Failure.

In 2024, the Company entered into a new 2-year lease agreement. The details of the lease are in Note 5.

P.	Recent accounting pronouncements

Some accounting pronouncements became effective on January 1, 2024 and have been adopted. The adoption of such pronouncements did not have a material impact on the Company’s consolidated financial statements.

On November 27, 2023, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure”, (“ASU 2023-07”). ASU 2023-07 is aimed to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In accordance with ASU 2023-07, public entities are required to disclose significant segment expenses by reportable segment if they are regularly provided to the CODM and included in each reported measure of segment profit or loss. Such disclosures are required on both an annual and an interim basis. In addition, the amendments in ASU 2023-07 enhance interim disclosure by requiring that all existing annual disclosures about segment profit or loss must be provided on an interim basis in addition to disclosure of significant segment expenses and other segment items. ASU 2023-07 also clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss. ASU 2023-07 is effective in a retrospective manner, for fiscal years beginning after December 15, 2023. The Company has adopted the requirements of the expanded segment disclosures as of December 31, 2024.

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

In November 2024, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2024-03, “Income Statement — Reporting Comprehensive Income (Topic 220): Disaggregation of Income Statement Expenses”. This update requires public business entities to provide, in a tabular format, disaggregated information about certain income statement expense captions, including (i) employee compensation, (ii) depreciation, (iii) amortization of intangible assets, and (iv) other significant expense categories. The guidance is intended to enhance transparency and comparability of financial reporting by requiring entities to disclose the nature of their expenses in greater detail.

ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact that the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

The Company has evaluated other recently issued accounting pronouncements that are not yet effective and does not currently believe that any of these pronouncements will have a material impact on its consolidated financial statements and related disclosures.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GOING CONCERN (Cont.)

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

S.	Segment Reporting

The Company applies ASC 280, Segment Reporting, in determining reportable segments for its financial statement disclosure. Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer (“CEO”). The Company has determined that it operates as a single operating segment and has one reportable segment

T.	Notes Receivable and Allowance for Credit Losses

Notes receivable are carried at the unpaid principal balance, net of an allowance for credit losses. The Company evaluates expected credit losses on notes receivable in accordance with ASC 326, Financial Instruments - Credit Losses (CECL).

The allowance for credit losses is a valuation account that reflects management’s estimate of expected losses over the contractual life of the notes, considering historical loss experience, the borrowers’ financial condition, current economic conditions, and reasonable and supportable forecasts of future economic conditions.

Adjustments to the allowance for credit losses are recorded through provision for credit losses in the consolidated statements of operations. Notes receivable are written off against the allowance when management determines that collection is not probable. Recoveries of amounts previously written off are recorded when received.

NOTE 3 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

Composition:

	December 31,
	2024	2023

Government institutions	$-	$44
Prepaid expenses	-	35
Deposits	-	10
Other assets	-	11
Total prepaid expenses and other current assets	$-	$100

NOTE 4 - PROPERTY AND EQUIPMENT, NET

Composition:

	December 31,
	2024	2023
Cost:
Office furniture and equipment	$827	$827
Laboratory equipment	1,938	1,938
Computers and auxiliary equipment	571	571
	3,336	3,336
Accumulated depreciation	3,336	1,749
Impairment of fixed assets	-	1,426
Property and equipment, net	$-	$161

(1)	Depreciation expenses amounted to $161, $212 and $404 for the years ended December 31, 2024, 2023, and 2022 respectively.

NOTE 4 - PROPERTY AND EQUIPMENT, NET (Cont.)

On June 6, 2023, the Company announced that following a review of its business, resources and capabilities, it is exploring strategic alternatives (see Note 1A(4)).

As a result, due to changes in circumstances that indicate that the carrying amount of an asset (or asset group) mainly laboratory equipment for CRC screening development activities may not be recoverable, the Company reviewed such assets for impairment in accordance with ASC 360-10 “Accounting for the Impairment or Disposal of Long-Lived Assets” and determined that the fixed assets are considered to be impaired by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Therefore, the Company recorded an impairment loss of 1,426 for the year ended December 31, 2023.

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

NOTE 5 - LEASES (Cont.)

(4)

According to ASC 842, the changes to lease agreements following June 6, 2023 announcement as described above are a triggering event for reassessment of the lease terms and as a result, the lease liability was remeasured as of the reassessment date with an adjustment recorded to the underlying right of use assets.

On December 31, 2023, the Company’s operating lease assets and lease liabilities (both the current and non-current portion) for operating leases are $0.

(5)	On March 1, 2024, the Company entered into a lease agreement for certain offices in Isfiya, Israel, expiring on February 28, 2026. The lease agreement is recorded under ASC 842. In September 2024, the Company ceased making rent and legal proceedings have since been initiated by the landlord regarding the unpaid amounts. For further information, see Note 8C (Legal).

The present value of the future minimum lease payments was valued at $192 on March 1, 2024. In determining the present value of future minimum lease payments for its operating leases, the Company was required to estimate an incremental borrowing rate (“IBR”) as the interest rate implicit in the lease was not readily determinable. The IBR represents the rate of interest the Company would have to pay to borrow, on a collateralized basis, over a similar term and in a similar economic environment, the funds necessary to obtain an asset of similar value to the right-of-use asset.

To determine the appropriate IBR at March 1, 2024, management identified a reference rate based on the Company’s existing borrowing arrangements with its noteholder, which bears interest at 5% per annum. Management evaluated this rate and made adjustments to reflect financing options available to the Company, collateralized borrowing conditions, the lease term, and other lease-specific circumstances. Based on this analysis, management concluded that a rate of 5% per annum was an appropriate incremental borrowing rate to apply in measuring the Company’s right-of-use assets and related lease liabilities.

Supplemental cash flow information related to operating leases was as follows:

Year Ended December 31, 2024
Cash payments for operating leases	$57

The Company uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable.

NOTE 6 - EMPLOYEE BENEFITS AND PAYROLL ACCRUALS

A.	Composition:

	December 31,
	2024	2023
Short-term employee benefits:
Benefits for vacation and recreation pay	$142	$142
Liability for payroll, bonuses and wages	264	264
	$406	$406

B.	Post-employment benefits

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

The company has paid contributions to pension funds for its employees in amount of $897 and $1,428 for the years ended December 31, 2023 and 2022, respectively. The company did not make contributions in 2024.

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

For information regarding related parties, see Note 17.

NOTE 7 - INCOME TAXES

A.	The Company

Check-Cap Ltd. is taxed according to Israeli tax laws:

1.	Corporate tax rates in Israel

The Israeli corporate tax rate in years 2022, 2023, 2024 and onwards is 23%.

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

NOTE 7 - INCOME TAXES (Cont.)

A.	The Company (Cont.)

2.	The Law for the Encouragement of Capital Investments, 1959 (the “Investments Law”) (Cont.)

c)	Amendment of the Law for the Encouragement of Capital Investments, 1959 (Cont.)

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

In accordance with the Israeli Income Tax Ordinance [New Version], 1961, as of December 31, 2024, all of the Company’s tax assessments through tax year 2017 are considered final.

B.	Check-Cap US, Inc.

Check-Cap US, Inc. is taxed according to U.S. tax laws at a rate of 21%.

Check-Cap US, Inc. operating loss or “NOL” carry-forwards was $177,107 as of December 31, 2024 and $13 as of December 31, 2023.

C.	Deferred income taxes

As of December 31, 2024, the Company had accumulated U.S. net operating loss (“NOL”) carryforwards of approximately $118,512 for federal and state income tax purposes. Under current U.S. tax law, federal NOLs arising in tax years ending after 2017 carry forward indefinitely and are limited to 80% of taxable income when utilized; state law treatment varies by jurisdiction.

The Company is subject to Israeli corporate income tax (statutory rate 23% for 2024). Under Israeli tax law, business losses may be carried forward indefinitely to offset future business income and capital gains.

The deferred tax asset (“DTA”) related to the U.S. NOLs was approximately $33,003 at December 31, 2024, measured using applicable U.S. federal (21%) and state statutory rates; the blended rate used in this calculation is approximately 28%. In evaluating realizability, management considered the Company’s cumulative losses and the lack of objectively verifiable future taxable income. It concluded that it is not more likely than not that the DTAs will be realized. Accordingly, a full valuation allowance has been recorded.

NOTE 7 - INCOME TAXES (Cont.)

C.	Deferred income taxes (Cont.)

As a result, no net deferred tax asset is reflected in the consolidated balance sheets as of December 31, 2024. The full valuation allowance is the primary reconciling item between the statutory tax rate and the Company’s effective tax rate (see reconciliation below).

The Company is subject to Israeli corporate tax at a statutory rate of 23%. Its U.S. subsidiaries are taxed at a rate of 21% federal tax plus applicable state income taxes.

Utilization of the U.S. NOL carryforwards may be subject to substantial annual limitations under Section 382 of the Internal Revenue Code of 1986, as amended, due to ownership changes that may have occurred or could occur in the future. The Company has not completed a detailed study to determine whether such ownership changes have occurred. If a change in ownership has occurred, the Company’s ability to utilize its NOLs may be limited, potentially resulting in the expiration of a portion of the NOLs before they can be utilized.

The Company has not recorded any liability for unrecognized tax benefits under ASC 740 as of December 31, 2024 and 2023, and does not anticipate significant changes in uncertain tax positions within the next 12 months. The Company’s policy is to record interest and penalties related to income tax matters in income tax expense; no such amounts were recognized in 2024 or 2023.

Net Deferred tax assets of the following components as of December 31, 2024 and December 31, 2023.

	Year ended December 31,
	2024	2023
Deferred tax assets:

NOL Carryover	$33,003	$27,700

Sub Total	$33,003	$27,700

Valuation Allowance	$(33,003)	$(27,700)
Net Deferred Tax Asset	$-	$-

The provision for income taxes consists of the following:

Year ended December 31,
	2024	2023
Current:
Federal	$-	$-
State	-	-
Foreign - Current	-	-
Foreign – Prior Year	-	-
Total Current Tax Provision	$-	$-
Deferred:
Federal	$-	$-
State	-	-
Foreign	-	-
Total deferred benefit	$-	$-
Total provision (benefit) for income tax	$-	$-

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES

A.	Royalties provision

1.	Royalties to an ASIC designer

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

	December 31,
	2024	2023

Royalties to an ASIC designer	$-	$-

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

As a part of the reorganization, the Company committed to reimburse the unit holders of the Predecessor Entity for any tax burdens that may be imposed on them due to the reorganization. The reimbursement liability is calculated assuming deemed royalties are paid to the U.S. unit holders of Check-Cap LLC under Section 367(d) of the Code, and is based in part on the Company’s forecasted sales with a cap calculated as the fair value of the share as determined at the date of the financial statements. The reimbursement liability is calculated by multiplying the estimated tax rate by the lowest of: (1) expected cash outflows for a period of 15 years ending December 31, 2023, discounted using a discount factor commensurate with the risk of the Company, and (2) value of the shares held by U.S. unit holders of the Predecessor Entity as of December 31, 2022 multiplied by $2.2, the last reported price per share of the Company’s ordinary shares on the Nasdaq Capital Market on December 31, 2022. Any updates in the contingent liability will be charged to earnings. Since the Company does not expect to be profitable in year 2025, the liability based on the discounted outflows is $0. As a result, as of December 31, 2024, the balance of the reimbursement liability totaled $0 ($0 as of December 31, 2023 and $0 as of December 31, 2022).

B.	Commitments

(1)	Royalties

The Company’s research and development efforts were financed, in part, through funding from the Israeli Innovation Authority (IIA( and the BIRD Foundation. Since the Company’s inception through December 31, 2023, the Company received funding from the IIA and the BIRD Foundation in the total amount of approximately $5,600 and $114, respectively. In year 2021, the Company received grant approval from the IIA to support the funding of the Company’s transition from research and development to manufacturing. The final grant amounted to $620, of which approximately $349 was received in year 2021, $82 was received in January 2022 and $225 was received in February 2023. No grant received in 2024.

According to the terms of applicable law as currently in effect regarding the grants received before year 2021, the IIA is entitled to royalties equal to 3-4% (or at an increased rate under certain circumstances) of the revenues from sales of products and services based on technology developed using IIA grants, up to the full principal amount (which may be increased under certain circumstances) of the U.S. Dollar-linked value of the grants, plus the applicable interest rate of 12-month .. The obligation to pay these royalties is contingent on actual sales of the applicable products and services and in the absence of such sales, no payment is required. As of December 31, 2024, the Company had not paid any royalties to the IIA and had a contingent liability to the IIA in the amount of approximately $6.2 million. Repayment of such grants is contingent upon future product sales. Accordingly, no liability has been recorded in our consolidated balance sheet as of December 31, 2024, since repayment is not currently probable. Royalties associated with the grant plan mentioned are not anticipated to be payable in the foreseeable future and have been accounted for as a reduction in research and development expenses in the corresponding prior years.

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

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.	Commitments (Cont.)

(2)	Rental agreements

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

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.	Legal

(1)	Derivative Action.

On October 7, 2024, the Company received a derivative claim against the directors and Nobul for a total amount above NIS 2,500 ($690). The main claims relate to corporate governance issues and entity level control, including issues relating to the appointment of certain board members, the validity of certain board decisions, and questions related to the legality of the Nobul BCA and certain cash transactions and whether such transactions are in the Company’s best interest. The Company believes all the claims in the derivative action are frivolous and strongly denies all such claims. The Company will vigorously defend itself in this unwarranted action.

(2)	Other Legal Matters

During 2024, the Company became a party to additional legal proceedings, including: Former executive compensation claims – Two former executives have filed claims seeking approximately NIS 295 and NIS 325, respectively. The first claim alleges unpaid director fees and managing director salary, and the second claim alleges an unpaid, contractually required notice period following termination. The Company has denied both allegations, the matters are in preliminary stages, and management believes it is probable the Company will be successful in defending against both claims; and Legal fee dispute – A former legal services provider is seeking approximately NIS 175 for alleged unpaid fees. The matter is currently in mediation following a preliminary court hearing, and management believes it is probable the Company will be successful in defending against the claim.

(3)	Lease Dispute

In September 2024, the Company ceased making rent payments related to its leased premises in Isfiya, Israel. The landlord subsequently filed an eviction complaint and commenced legal proceedings for recovery of unpaid rent and damages. As of February 28, 2025, the landlord claims total outstanding amounts of approximately NIS 207. The Company continues to occupy the premises, and the legal proceedings regarding the lease are ongoing. No impairment has been recorded against the related right-of-use asset as of December 31, 2024.

In September 2024, the company ceased rent payments of $8/month (NIS 30) for its Isfiya, Israel, lease, resulting in $24 (NIS 90) unpaid for September, November, and December 2024, included in the current lease liability under ASC 842. On June 12, 2025, the landlord filed an eviction complaint, claiming NIS 207 ($60) for unpaid rent and damages, with proceedings ongoing. No impairment was recorded for the ROU asset as of December 31, 2024.

For all of the above matters, based on the information currently available and after consultation with legal counsel, management does not believe an unfavorable outcome is probable and, accordingly, no provision has been recorded in these consolidated financial statements.

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

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

December 31, 2024
Fair value measurements using input type
	Level 1	Level 2	Total
Cash and cash equivalents:
Money market funds	$-	$-	$-
Total financial assets	$-	$-	$-

December 31, 2023
Fair value measurements using input type
	Level 1	Level 2	Total
Cash and cash equivalents:
Money market funds	$-	$-	$-
Total financial assets	$-	$-	$-

	December 31, 2022
	Fair value measurements using input type
	Level 1	Level 2	Total
Cash and cash equivalents:
Money market funds	$2.5	$-	$2.5
Other current liabilities:
Foreign currency derivative instruments	$-	$(56)	$(56)
Total financial assets (liabilities)	$2.5	$(56)	$(53.5)

NOTE 10 - SHAREHOLDERS’ (DEFICIT) EQUITY

A.	Effective November 23, 2022, the Company’s Board of Directors effected a Reverse Share Split of 1-for-20 (i.e., 20 ordinary shares were combined into one ordinary share). Share and per share amounts in the financial statements, prior to November 23, 2022, have been adjusted to reflect the Reverse Share Split. See also Note 1A(11).

B.	Ordinary shares

1.	The ordinary shares provide their holder with rights to receive dividends in cash and shares, and rights to participate at the time of distributing liquidation dividends. Additionally, the ordinary shareholders have the right to vote at shareholder meetings in a manner that each share provides one voting right to its holder.

2.	Changes in ordinary share capital

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

Under the terms of the credit line agreement, the Company directed that the entire credit line amount (that was in escrow) be invested in the Private Placement, consummated simultaneously with the consummation of the Initial Public Offering (“IPO”) on February 24, 2015. The Company issued to the Lenders 8,334 units at a price of $1,440 per unit, before issuance cost. Each unit consisted of one ordinary share and one-half of a Series A Warrant to purchase one ordinary share. Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants. Each whole Series A Warrant entitled the holder to purchase one ordinary share at an exercise price of $1,800. Upon vesting, each Long Term Incentive Warrant entitles the holder to purchase one ordinary share at an exercise price of $1,656. The Company received net proceeds from the Private Placement of approximately $10,900 (net of issuance cost of approximately $1,200, including certain warrants with a value of $125 issued in connection with the Private Placement). The Series A Warrants expired on February 24, 2020. As of December 31, 2021, Long Term Incentive Warrants to purchase 18,903 ordinary shares were outstanding. The Long Term Incentive Warrants expired on February 24, 2022.

b)	No CLA Warrants were exercised during the years ended December 31, 2024, 2023, and 2022. As of December 31, 2024, CLA Warrants to purchase 370 ordinary shares were outstanding.

NOTE 10 - SHAREHOLDERS’ (DEFICIT) EQUITY (Cont.)

B.	Ordinary shares (Cont.)

2.	Changes in ordinary share capital (Cont.)

c)	On October 14, 2014, the Company issued warrants to purchase an aggregate 924 ordinary shares (the “Pontifax Warrants”) to the Pontifax Funds in consideration of their commitment to provide to the Company, for no consideration, certain business development and chairman services. The Pontifax warrants expired on October 14, 2022.

d)	On June 2, 2017, the Company consummated a registered direct offering of 5,623 ordinary shares at a price of $480 per share and a simultaneous private placement of one-year warrants to purchase 5,623 ordinary shares at an exercise price of $510 per share immediately exercisable. The Company received gross proceeds from this registered direct offering of approximately $2,690. On June 2, 2018, all of the warrants issued to investors in this offering expired. These warrants expired on June 2, 2022.

f)	On November 22, 2017, the Company consummated a registered direct offering of 9,470 ordinary shares at a price of $264 per share and a simultaneous private placement of five-year warrants to purchase 7,103 ordinary shares at an exercise price of $300 per share immediately exercisable. The Company received gross proceeds from this registered direct offering of approximately $2,500. On April 25, 2018, 2,841 of these warrants were cashless exercised into 679 ordinary shares. On July 27, 2020, as part of the Warrants Exercise Transaction (see Note 10B(2)(i)), all of the 4,262 warrants that were outstanding as of that date were exercised into ordinary shares. As of December 31, 2021, warrants to purchase 474 ordinary shares issued to the placement agent in connection with the offering were outstanding. These placement agent warrants expired on November 22, 2022.

g)

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

NOTE 10 - SHAREHOLDERS’ (DEFICIT) EQUITY (Cont.)

B.	Ordinary shares (Cont.)

2.	Changes in ordinary share capital (Cont.)

h)	On February 6, 2019, the Company issued 94,075 units, (the “2019 Units”) at a purchase price of $51.6 per unit, and 1,024,876 pre-funded units (the “2019 Pre-funded Units”), at a purchase price of $51.4 per 2019 Pre-Funded Unit, in a registered direct offering (the “2019 Registered Direct Offering”). Each unit consisted of one ordinary share of the Company and one Series D Warrant to purchase 0.5 ordinary share of the Company. Each 2019 Pre-Funded Unit consisted of one pre-funded warrant to purchase one ordinary share and one Series D Warrant to purchase 0.5 ordinary share. The exercise price of each pre-funded warrant included in the 2019 Pre-Funded Unit was $0.2 per share. The Series D Warrants have an exercise price of $51.6 per ordinary share and are immediately exercisable and will expire on the fifth anniversary of the original issuance date. The Company also issued placement agent warrants to purchase up to an aggregate of 10,173 ordinary shares, on the same terms as the warrants issued to the investors, except they have an exercise price of $64.5 per share. The Company received gross proceeds from the February 2019 Registered Direct Offering of approximately $7,500 (including proceeds from the exercise of 51,244 pre-funded warrants), or approximately $6,500, net of issuance expenses in the amount of $987. On July 27, 2020, as part of the Warrants Exercise Transaction (see Note 10B(2)(i)), warrants to purchase 48,450 ordinary shares were exercised for ordinary shares and warrants. These Series D Warrants expired on February 6, 2024.

i)	On July 23, 2020, the Company entered into a warrant exercise agreement, (the “Warrants Exercise Transaction”), with several existing institutional investors who are the holders (the “Holders”) of warrants issued in May 2020, April 2020, February 2019 and November 2017 (the “Old Warrants”), to purchase ordinary shares, pursuant to which the Holders agreed to exercise in cash their Old Warrants to purchase up to an aggregate of 802,712 ordinary shares having exercise prices ranging from $300.00 to $16 per share issued by the Company, at a reduced exercise price of $12 per share, resulting in gross proceeds to the Company of approximately $9,632 or approximately $8,712, net of issuance expenses in the amount of approximately $920. Closing occurred on July 27, 2020. Under the Warrants Exercise Transaction agreement, the Company also issued to the Holders new unregistered warrants to purchase up to 963,254 ordinary shares, (the “Private Placement Warrants”). The Private Placement Warrants are immediately exercisable, expire five and one-half years from issuance date and have an exercise price of $16 per share, subject to certain adjustment. The Private Placement Warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. The terms of the warrants did not include features that would preclude equity classification. In addition, the Company issued unregistered placement agent warrants to purchase up to an aggregate of 56,190 ordinary shares on the same terms as the warrants issued to the Holders, except that they have an exercise price of $15 per share. During the first quarter of 2021, an aggregate of 878,628 warrants held by certain investors and 56,190 warrants held by the placement agent, were exercised into ordinary shares. As of December 31, 2024, warrants to purchase 84,626 ordinary shares held by certain investors, were outstanding.

NOTE 10 - SHAREHOLDERS’ (DEFICIT) EQUITY (Cont.)

B.	Ordinary shares (Cont.)

2.	Changes in ordinary share capital (Cont.)

j)	On June 30, 2021, the Company entered into a definitive agreement with several institutional and accredited investors for the purchase and sale of 1,296,297 of the Company’s ordinary shares and accompanying short-term warrants to purchase up to an aggregate of 1,296,297 of the Company’s ordinary shares in a registered direct offering (the “June 2021 Registered Direct Offering”). The June 2021 Registered Direct Offering was consummated on July 2, 2021. The warrants are immediately exercisable at an exercise price of $30 per ordinary share, subject to certain adjustments, and will expire three and one-half years from the issuance date. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. The terms of the warrants did not include features that would preclude equity classification. The Company also issued registered placement agent warrants to purchase up to an aggregate of 64,815 ordinary shares, substantially on the same terms as the warrants issued to the investors in the private placement, except they have an exercise price of $33.75 per share. Upon any exercise of the warrants for cash, the Company agreed to pay the placement agent warrants to purchase up to 5.0% of the number of ordinary shares issued upon the cash exercise of the warrants (up to 64,815 warrants). The Company received gross proceeds from the June 2021 Registered Direct Offering of approximately $35,000, or approximately $31,801, net of issuance expenses in the amount of $3,199. As of December 31, 2024, warrants to purchase 1,296,297 ordinary shares held by certain investors and 64,815 warrants held by the placement agent, were outstanding.

k)	On March 1, 2022, the Company entered into a definitive agreement with several institutional and accredited investors for the purchase and sale of 1,000,000 of the Company’s ordinary shares and accompanying warrants to purchase up to an aggregate of 750,000 of the Company’s ordinary shares in a registered direct offering (the “March 2022 Registered Direct Offering”). The March 2022 Registered Direct Offering was consummated on March 3, 2022. The warrants are immediately exercisable at an exercise price of $13 per share, subject to certain adjustments, and will expire five years from the issuance date. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants. The terms of the warrants did not include features that would preclude equity classification. The Company also issued registered placement agent warrants to purchase up to an aggregate of 50,000 ordinary shares, substantially on the same terms as the warrants issued to the investors in the private placement, except they have an exercise price of $12.5 per share and expiration date is March 1, 2027. Upon any exercise of the warrants for cash, the Company agreed to pay the placement agent warrants to purchase up to 5.0% of the number of ordinary shares issued upon the cash exercise of the warrants (up to 37,500 warrants). Simultaneously with this offering, the Company has entered into a warrant amendment agreement, or the Warrant Amendment Agreement, with the investors in this March 2022 Registered Direct Offering. Pursuant to the Warrant Amendment Agreement, certain warrants to purchase up to an aggregate of 926,297 ordinary shares of the Company that were issued to the investors in July 2021 were amended to have a reduced exercise price of $13 per share and the term of exercise was extended to January 2, 2025. The Company received gross proceeds from the March 2022 Registered Direct Offering of $10,000, or approximately $8,850, net of issuance expenses in the amount of approximately $1,150.

NOTE 11 - SHARE-BASED COMPENSATION

A.	General

1.	In connection with the transfer of all of the business operations and substantially all of the assets of Check-Cap LLC to the Company in 2009, the Company assumed the Check-Cap LLC 2006 Unit Option Plan (the “2006 Plan”). According to the 2006 Plan, the Company is authorized to grant options to purchase ordinary shares of the Company to employees, directors and consultants of the Company. The options granted according to the 2006 Plan are generally exercisable for 10 years from the grant date unless otherwise determined by the Company’s Board of Directors, vest over a period to be determined by the Company’s Board of Directors, and have an exercise price to be determined by the Company’s Board of Directors.

2.	On August 13, 2015, the shareholders approved and adopted the Check-Cap Ltd. 2015 Equity Incentive Plan (the “2015 Israeli Plan”) and the Check-Cap Ltd. 2015 United States Sub-Plan to Check-Cap Ltd. 2015 Equity Incentive Plan (the “2015 U.S. Sub-Plan” and together with the 2015 Israeli Plan, the “2015 Plan”). As of such date, the Company ceased to grant options under the 2006 Plan. All of the remaining shares authorized but unissued under the 2006 Plan were rolled over to the 2015 Plan.

3.	On August 5, 2020, the Company’s Board of Directors resolved to increase the number of ordinary shares of the Company reserved for issuance under the 2015 Plan by an additional 17,500 shares to 77,780 shares.

4.	On August 5, 2021, the Company’s Board of Directors resolved to increase the number of ordinary shares of the Company reserved for issuance under the 2015 Plan by an additional 125,000.

5.	On January 27, 2022, the Company’s Board of Directors resolved to increase the number of ordinary shares of the Company reserved for issuance under the 2015 Plan by an additional 25,000.

6.	On January 4, 2023, the Company’s Board of Directors resolved to increase the number of ordinary shares of the Company reserved for issuance under the 2015 Plan by an additional 30,000.

7.	As of December 31, 2024, 127,964 shares were available for future awards under the 2015 Plan.

B.	Details of share-based grants made by the Company

The following tables presents the grant dates, number of underlying shares and related exercise prices of awards granted to employees and non-employees during the years 2023 and 2022 as well as the estimated fair value of the underlying ordinary shares on the grant date:

Options:

Grant date	No. of options	Expiration date	Exercise price	Fair value on grant date	Share based expenses (1) $in thousands	Vesting terms
January 27, 2022(9)	16,800	January 27, 2032	$12.96	$7.98	$134	(3)
March 21, 2022 (10)	8,472	March 21, 2032	$10.184	$7.02	$59	(3)
May 31, 2022	1,157	May 31, 2032	$7.254	$6.27	$7	(3)
August 29, 2022	1,661	August 29, 2032	$8.23	$6.91	$11	(3)
November 29, 2022	1,024	November 29, 2032	$4.81	$2.38	$2	(3)
December 29, 2022(11)	29,125	December 29, 2032	$4.14	$1.64	$48	(11)
March 30, 2023	903	March 30, 2033	$2.82	$1.17	$1	(12)

NOTE 11 - SHARE-BASED COMPENSATION (Cont.)

B.	Details of share-based grants made by the Company (Cont.)

RSUs:

Grant date	No. of RSUs and PSUs	Expiration date	Fair value on grant date	Share based expenses (1)	Vesting terms
August 4, 2021 (7)	15,000	August 4, 2031	$21.8	$327	(4)
January 27, 2022 (9)	7,200	January 27, 2032	$9.58	$69	(8)
March 21, 2022 (10)	2,850	March 21, 2032	$8.27	$24	(9)

1.	Share based expenses are based on their fair value on grant date. The amount is charged to the statement of operations over the vesting periods.

2.	The options vest over a period of three years commencing on the date of grant, such that one third of the options vested on the first anniversary of the date of grant and thereafter, the remaining options vest in quarterly installments.

3.	The options vest over a period of four years commencing on the date of grant, such that 25% of the options vest and become exercisable on the first anniversary of the date of grant and thereafter, vest monthly in equal portions at the end of each month over the subsequent thirty-six (36) months.

4.	On August 4, 2021, the Company’s Board of Directors approved the award of 36,694 options and 15,000 RSUs, of which, 12,075 options and 5,175 RSUs were issued to certain of the Company’s officers. The remaining options and RSUs were issued to certain employees.

5.	On September 20, 2021, the Company’s Board of Directors approved the award of 1,250 options to the Company’s VP clinical, with an exercise price of $20.6, equal to the higher of the share price at the grant date on Nasdaq and the average closing price of our ordinary shares on Nasdaq during the 30 trading days prior to the grant date.

6.	On December 9, 2021, the Company’s shareholders approved the award of 57,500 options to the Company’s CEO. The options shall vest as follows: (i) two-thirds of the options (38,334 options) shall vest over a period of four years commencing on their date of grant, such that 25% of the options shall vest on the first anniversary of the date of grant and an additional 2.0833% will vest at the end of each month thereafter; and (ii) one third of the options (19,166 options) shall fully vest upon the approval by the FDA of the use of our C-Scan, in humans, subject, in each case, to the CEO’s continuing service with the Company on each applicable vesting date. The exercise price of the options of $26.8, equal to the average closing price of the Company’s ordinary shares on the Nasdaq Capital Market during the 30 trading days prior to the approval of the grant of the award by the shareholders, plus a 50% premium. The compensation expense was based on the fair value on the grant date and was estimated at approximately $749.

7.	Options granted to service provider. The options vest over a period of twelve (12) months.

8.	On January 27, 2022, the Company’s Board of Directors approved the award to certain employees of 16,800 options, with an exercise price of $12.96, equal to the higher of the share price at the grant date on Nasdaq and the average closing price of our ordinary shares on Nasdaq during the 30 trading days prior to the grant date, and 7,200 RSUs.

9.	On March 21, 2022, the Company’s Board of Directors approved the award of 8,472 options and 2,850 RSUs to certain executive officers and employees, of which 6,650 options and the 2,850 RSUs were granted to certain officers. The options have an exercise price of $10.18, equal to the higher of the share price at the grant date on Nasdaq and the average closing price of our ordinary shares on Nasdaq during the 30 trading days prior to the grant date.

10.	On December 29, 2022, the Company’s shareholders approved the award of 29,125 options to members of the Company’s Board of Directors. The options shall become fully vested on the first anniversary of the date of grant, subject to each of the Board of Directors continuing service with the Company on the vesting date. The exercise price of the options is $4.14, equal to two times the closing price of the Company’s ordinary shares on the Nasdaq Capital Market on the date of the approval of the option grant by the Company’s shareholders. These options were expired on December 18, 2023.

11.	Options granted to service provider. The options vest over a period of twelve (12) months.

12.	On March 30, 2023, the Company’s Board of Directors approved the award to certain employees of 903 options, with an exercise price of $2.82, equal to the higher of the share price at the grant date on Nasdaq and the average closing price of our ordinary shares on Nasdaq during the 30 trading days prior to the grant date.

NOTE 11 - SHARE-BASED COMPENSATION (Cont.)

C.	Options Fair Value

The parameters which were used in applying the model are as follows:

	For the year ended December 31,
	2024*	2023	2022
Expected volatility	-	117%	109% - 118%
Risk-free rate	-	3.6%	1.7% - 3.9%
Dividend yield	-	0%	0%
Expected term (in years)	-	6.08	5.5-6.08
Share price	-	$1.43	$2.07 - $9.58

*	The Company did not issue options in 2024.

D.	Effect of share-based compensation transactions on the Company’s statements of operations and comprehensive loss

	For the year ended December 31,
	2024	2023	2022

Research and development, net	$-	$(144)	$493
General and administrative, net	12	87	386
Total	$12	$(57)	$879

E.	A summary of the Company’s option activity related to options granted to employees, service providers and directors, and related information under the 2006 Plan and the 2015 Plan is as follows

		Year ended December 31, 2024
	Number	Weighted average of exercise Price (in $)	Weighted average remaining contractual life (in years)	Aggregate intrinsic value ($ in thousands) (2)
Options outstanding at beginning of year	102,288	47.13	7.34	-
Options granted	-	-	-	-
Options forfeited	(91,538)	51.13	7.46	-
Options exercised	-	-	-	-
Options outstanding at end of year	10,750	13.07	6.34	-

Options exercisable at end of year	351	12.20	1.8	-

*	The significant reduction in workforce, as detailed in Note 1A(4), led to the forfeiture of options.

		Year ended December 31, 2023
	Number	Weighted average of exercise Price (in $)	Weighted average remaining contractual life (in years)	Aggregate intrinsic value ($ in thousands) (2)
Options outstanding at beginning of year	191,892	35.35	8.59	-
Options granted	903	2.82	-	-
Options forfeited	(90,507)	21.7	-	-
Options exercised	-	-	-	-
Options outstanding at end of year	102,288	47.13	7.34	-

Options exercisable at end of year	55,286	66.01	6.87	-

*	The significant reduction in workforce, as detailed in Note 1A(4), led to the forfeiture of options.

NOTE 11 - SHARE-BASED COMPENSATION (Cont.)

		Year ended December 31, 2022
	Number	Weighted average of exercise Price (in $)	Weighted average remaining contractual life (in years)	Aggregate intrinsic value ($in thousands) (2)
Options outstanding at beginning of year	145,895	48.2	9.13	-
Options granted	58,239	7.75	-	-
Options forfeited	(12,242)	59.07	-	-
Options exercised	-	-	-	-
Options outstanding at end of year	191,892	35.35	8.59	-

Options exercisable at end of year	55,259	79.79	7.39	-

A summary of the Company’s RSUs activity is as follows:

	Year ended December 31
	2024	2023	2022
	Number of RSUs
Unvested at beginning of year	2,967	19,703	16,628
Granted	-	-	10,050
Vested	(351)	(6,092)	(4,374)
Forfeited	-	(10,644)	(2,601)
Unvested at end of year	2,616	2,967	19,703

*	The significant reduction in workforce, as detailed in Note 1A(4), led to the forfeiture of RSUs

3.	The weighted average grant date fair values of RSUs awarded during the years ended December 31, 2022 were $9.2. No RSUs awarded in year 2023.

4.	As of December 31, 2024, 2023 and 2022 there was $5, $152, and $1,111 unrecognized compensation cost related to non-vested share-based compensation arrangements (options and RSUs) granted under the 2006 Plan and 2015 Plan. This cost is expected to be recognized over a period of up to 2.22 years.

NOTE 12 - RESEARCH AND DEVELOPMENT EXPENSES, NET

Composition:

	For the year ended December 31,
	2024	2023	2022

Salaries and related expenses	$-	$4,926	$8,257
Share-based compensation	-	(144)	493
Materials	-	1,530	2,258
Subcontractors and consultants	-	800	1,375
Depreciation	-	121	289
Cost for registration of patents	-	78	140
Others	-	983	1,681
	-	8,294	14,493
Less participation of the IIA	-	17	(222)
Total research and development expenses, net	$-	$8,311	$14,271

NOTE 13 - GENERAL AND ADMINISTRATIVE EXPENSES

Composition:

	For the year ended December 31,
	2024	2023	2022

Salaries and related expenses	$799	$2,055	$1,784
Share-based compensation, net	12	87	386
Professional services*	-	4,383	1,092
Office rent and maintenance	81	235	246
Depreciation	161	88	116
Others	8,409	2,702	2,139
Total general and administrative expenses	$9,462	$9,550	$5,763

*	Professional services expenses include costs related to the Keystone transaction. see Note 1(A)(5).

NOTE 14 - IMPAIRMENT OF LOANS RECEIVABLE

During the year ended December 31, 2024, the Company entered into a series of financing arrangements with Nobul in connection with the Nobul BCA (see Notes 1(A)(7) and 1(A)(8)). In July 2025, in connection with the audit of these consolidated financial statements, certain amounts previously held in the Segregated Account were reclassified as the Third Nobul Loan and Fourth Nobul Loan (see Note 18 – Subsequent Events).

Furthermore, management has determined that, due to uncertainty surrounding the recoverability of the Nobul Loans, the appropriate and conservative course is to fully impair the Nobul Loans as of December 31, 2024. This assessment was made in accordance with ASC 326, Financial Instruments — Credit Losses. These amounts remain subject to recovery based on their terms. Notwithstanding the impairment, the Nobul Loans are currently in good standing and are not in default.

Composition:

	For the year ended December 31,
	2024	2023	2022

Impairment of loans receivable	$16,487	$-	$-

NOTE 15 - FINANCE INCOME (EXPENSES), NET

Composition:

	For the year ended December 31,
	2024	2023	2022

Interest income on short-term deposits and other	$809	$1,770	$1,047
Bank fees and interest expenses	(9)	(13)	(12)
Changes in provision for royalties	-	94	37
Exchange rate differences	-	(188)	(25)
Changes in fair value of derivatives	-	56	(121)
Total financing income, net	$800	$1,719	$926

NOTE 16 - LOSS PER SHARE

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

The following table sets forth the computation of the Company’s basic and diluted net loss per ordinary share:

	For the year ended December 31,
	2024	2023	2022

Net loss	$25,149	$17,568	$19,108
Shares used in computing net loss per ordinary share, basic and diluted	5,849,013	5,848,737	5,671,786
Net loss per ordinary share, basic and diluted	$4.30	$3.00	$3.37

Instruments that may potentially dilute the basic loss per share in the future but were not included in the calculation of diluted loss per share, since their effect is anti-dilutive.

	For the year ended December 31,
	2024	2023	2022
	(number)
Warrants and share options	2,631,603	2,631,603	2,912,147

NOTE 17 - RELATED PARTIES

A.	Compensation to the non-executive directors:

	For the year ended December 31,
	2024	2023	2022

Fees, including reimbursement of expenses	$-	$448	$270
Share-based compensation	-	6	(10)
	$-	$454	$260

NOTE 17 - RELATED PARTIES (Cont.)

B.	Transactions with related parties:

	For the year ended December 31,
	2024	2023	2022

Consulting fees, including share-based compensation and reimbursement of expenses	$-	$19	$58

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

NOTE 18 - SUBSEQUENT EVENTS -

The Company has evaluated events through the date hereof, which is the filing date of this Annual Report on Form 20-F, and determined that there have been no subsequent events that occurred that would require adjustments to our disclosures in the consolidated financial statements, other than as disclosed below:

In February 2025, the landlord of the Company’s Isfiya facility initiated eviction and debt recovery proceedings relating to unpaid rent under the lease agreement expiring on February 28, 2026. The landlord claims outstanding amounts of approximately NIS 207 as of February 28, 2025. The Company continues to occupy the premises.

On April 9, 2025, we received a letter (“Letter”) from Nasdaq indicating that we are no longer in compliance with the Minimum Bid Price Requirement. According to the Letter, based upon the closing bid price of our ordinary shares for the 30 consecutive business days from February 25, 2025 to April 8, 2025, we no longer meet this requirement. The Nasdaq Listing Rules provide us with a compliance period of 180 calendar days after receipt of the Letter, or until October 6, 2025 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. We can regain compliance, if at any time during the Compliance Period, the closing bid price of our ordinary shares is at least $1 for a minimum of ten consecutive business days, in which case we will be provided with a written confirmation of compliance, and this matter will be closed. In the event we do not regain compliance by the end of the Compliance Period, we may then be eligible for an additional 180 calendar days to regain compliance if we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the Minimum Bid Price Requirement, and provide written notice of our intention to cure the deficiency during the second compliance period. If it appears to Nasdaq’s staff that we will not be able to cure the deficiency by the end of the Compliance Period, or if we are otherwise not eligible for an additional compliance period, the Nasdaq’s staff will notify us that our ordinary shares will be subject to delisting.

On May 21, 2025, the Company received a delinquency letter (the “Delinquency Letter”) from the Listing Qualifications Department of NASDAQ notifying the Company that it is not in compliance with Nasdaq Listing Rule 5250(c)(1) relating to the Company’s obligation to file periodic financial reports for continued listing, due to the Company’s failure to file its Annual Report on From 20-F for the year ended December 31, 2024 with the SEC. The Delinquency Letter further stated that the Company has 60 calendar days from the date of the Letter, or July 21, 2025, to submit a plan (the “Plan”) to regain compliance with respect to the delinquent Form 20-F. If Nasdaq accepts the Plan, it may grant an exception of up to 180 calendar days from the due date of the Form 20-F, or November 11, 2025, for the Company to regain compliance. If Nasdaq does not accept the Plan, the Company will have the opportunity to appeal that decision to a Nasdaq Hearings Panel. The Company submitted a plan of compliance to NASDAQ on July 21, 2025.

In July 2025, in connection with the audit of the Company’s December 31, 2024 financial statements, the Company entered into two additional loan agreements with Nobul: the $2.1 million Third Nobul Loan and the $2.2 million Fourth Nobul Loan. These loans are on the same terms as the First Nobul Loan. See Note 1 A (8) General Information and Note 14 – Impairment of Loans Receivable for additional details on the Nobul Loans and related transactions.

On July 17, 2025 David Lontini was appointed the Company’s Interim CEO.