Form 20-F
period 2025-12-31
Check-Cap Ltd
filed 2026-04-27
CIK 1610590

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

David Lontini

Chairman of the Board and Interim Chief Executive Officer

Check-Cap Ltd.

29 Abba Hushi Avenue P.O. Box
1271 Isfiya, 3009000 Mount Carmel, Israel

Telephone: +1 (647) 892-9516

Email: david@londacorp.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value NIS 48.00	MBAI	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2025, the registrant had 7,020,502 ordinary shares outstanding, NIS 48.00 par value per share.

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

Yes ☐   No ☐

i

EXPLANATORY NOTE

Check-Cap Ltd. (“Check-Cap”, the “Company” or “we”) is a clinical stage medical diagnostics company with a limited operating history. On June 6, 2023, Check-Cap announced that after further review of additional data and interaction with the Food and Drug Administration on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, it was reducing its workforce significantly to reduce cash burn, concentrating its  resources on essential research activities, discontinuing its calibration studies, and evaluating and pursuing strategic options. As a result of its evaluation and pursuit of strategic options, on August 16, 2023, Check-Cap entered into a business combination agreement (the “Keystone BCA”) with Keystone Dental Holdings, Inc. (“Keystone”), Capstone Dental PubCo, Inc (“PubCo”) and other direct, wholly owned subsidiaries of PubCo. At its 2023 annual general meeting of shareholders, such business combination transactions did not receive the requisite majority required for approval under Section 320 of the Israeli Companies Law 5759-1999. On December 24, 2023, Check-Cap received a notice on behalf of Keystone, terminating the Keystone BCA in light of the results. On March 25, 2024, Check-Cap entered into a business combination agreement (the “Apollo BCA”) with Apollo Technology Capital Corporation (formerly known as Nobul AI Corp.) (“Apollo”), a private Ontario corporation (the “Check-Cap/Apollo Business Combination”). On September 12, 2025, Check-Cap entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MBody AI Inc. (“MBody AI”), a Nevada corporation, and CC Merger Sub Inc., a Nevada corporation and a direct, wholly owned subsidiary of Check-Cap (the “Merger Sub”), pursuant to which Merger Sub will merge with and into MBody AI, with MBody AI surviving as a wholly-owned subsidiary of Check-Cap (the “Merger”). The Merger and a proposed reverse share split of Check-Cap’s ordinary shares within a range of 1 for 2 to 1 for 100 were approved by Check-Cap’s shareholders on November 14, 2025. The exact ratio of the reverse share split will be determined by further action of Check-Cap’s board of directors and will be effective on a date to be determined by Check-Cap’s board of directors. The Merger is expected to consummate in the first half of 2026; however, the timing of the completion of the Merger is subject to various conditions and uncertainties, and there can be no assurance that the Merger will be completed within this timeframe or at all. Immediately after the Merger, former MBody AI equityholders are expected to own approximately 90% of the issued and outstanding ordinary shares of the combined company on a fully diluted basis, and former Check-Cap equityholders are expected to own approximately 10% of the issued and outstanding ordinary shares of the combined company on a fully diluted basis. The combined company will change its name from “Check-Cap Ltd.” to “MBody AI Ltd.” On December 1, 2025, Check-Cap changed its ticker symbol from “CHEK” to “MBAI” effective at the opening of trading on December 2, 2025.

At the effective time of the closing of the Merger, the Apollo BCA will be terminated by mutual consent of the parties such that no termination fee will be due to Apollo or Check-Cap. Upon the closing of the Merger, the loans made by Check-Cap to Apollo that are currently outstanding will be converted into a 7.5% equity position in Apollo that will be owned by Check-Cap, and each of the related loan agreements between Check-Cap and Apollo will be cancelled for no further consideration.

CERTAIN INFORMATION

Unless otherwise stated, all of our financial information presented in this annual report has been prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP.

In this Annual Report on Form 20-F, or the Annual Report, unless the context indicates otherwise, references to “NIS” are to the legal currency of Israel, “U.S. dollars,” “$” or “dollars” are to United States dollars, and the terms “we,” “us,” “our Company,” “our,” and “Check-Cap” refer to Check-Cap Ltd. Unless otherwise indicated, U.S. dollar translation of NIS amounts presented in this Annual Report are translated using the rate of $1.00 = NIS 3.1870, the exchange rate published by the U.S. Treasury’s official report on December 31, 2025, and U.S. dollar translation of GBP amounts presented in this Annual Report are translated using the rate of $1.00 = GBP 0.7912, based on the exchange rates published by the U.S. Treasury’s official report on December 31, 2025.

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

v

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our plans with respect to our evaluation and pursuit of strategic options including the transactions contemplated by the Apollo BCA and the Merger Agreement, our ongoing and planned product development and clinical trials and lack thereof; the timing of, and our ability to make, regulatory filings and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; the degree of clinical utility of our products, particularly in specific patient populations; our ability to develop commercial functions; expectations regarding product launch and revenue; our results of operations; cash needs; our ability to raise capital, including but not limited to capital raised pursuant to our existing equity line of credit; financial condition, liquidity, prospects, growth and strategies; the industry in which we operate; and the trends that may affect the industry or us. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by us with the U.S. Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below.

This Annual Report identifies important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements, particularly those set forth under the heading “Risk Factors.” The risk factors included in this Annual Report are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	our previously announced Merger Agreement with MBody AI and the proposed termination of the Apollo BCA upon the closing of the Merger, and our ability to consummate the Merger;

●	our ability to successfully integrate MBody AI’s business and operations following the closing of the Merger;

●	our ability to capitalize on the Ghost Kitchen franchise rights;

●	our ability to raise capital, including pursuant to our existing equity line of credit;

●	our ability to maintain compliance with The Nasdaq Capital Market LLC’s (“Nasdaq”) continued listing requirements;

●	our history of losses;

●	our needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

●	our ability to continue as a going concern;

●	the initiation, timing, progress and results of our clinical trials and other product development efforts;

●	our reliance on one product;

●	the clinical development, commercialization and market acceptance of C-Scan;

●	our ability to receive de novo classification or premarket approval and other regulatory approvals for C-Scan;

●	our ability to successfully complete clinical trials and obtain desired performance.

●	our reliance on single-source suppliers;

●	our ability to achieve an acceptable cost of goods;

●	our reliance on third parties, such as for purposes of our clinical trials and clinical development and the manufacturing, marketing and distribution of C-Scan;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	our ability to achieve reimbursement and coverage from government and private third-party payors;

●	the implementation of our business model and strategic plans for our business;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering C-Scan and our ability to operate our business without infringing the intellectual property rights of others;

●	competitive companies, technologies and our industry;

●	current or future adverse developments with respect to financial institutions and associated liquidity risk;

●	unfavorable economic and market conditions, including uncertainties around the impact of inflation, cost of capital and the impact from the changes in economic policies and regulations, such as trade policies and tariffs; and

●	those factors referred to in “Item 3. Key Information - D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this Annual Report generally.

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

You should carefully consider the following factors and other information in this Annual Report before you decide to invest in our ordinary shares. These disclosures reflect our beliefs and opinions as to factors that could materially and adversely affect us and our securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future. If any of the risks referred to below occur, our business, financial condition and results of operations could suffer. In any such case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

Risks Related to the Merger

●	The issuance of ordinary shares in connection with the Merger will substantially dilute the relative voting power of holders of Check-Cap ordinary shares prior to the closing of the Merger, and, as a result, such holders will exercise substantially less influence over the management and policies of the combined company following the consummation of the Merger;

●	The Company has incurred and expects to continue to incur substantial non-recurring transaction-related costs in connection with the Merger, including legal, accounting, regulatory filing, and other professional fees, which will be incurred regardless of whether the Merger is completed;

●	The Company may fail to realize the anticipated benefits of the Merger, including as a result of difficulties in integrating the operations and personnel of the two companies, failure to retain key employees, higher-than-expected integration or transaction costs, and unforeseen market or economic conditions;

●	The Company may become involved in securities class action litigation or shareholder derivative litigation in connection with the Merger, which could result in substantial costs, divert management’s attention and resources, and have a material adverse effect on the Company’s business, financial condition, and results of operations;

●	If the Merger is not completed for any reason, the Company will need to evaluate its strategic alternatives and will require significant additional funding in order to continue operations, and if such funding is not available on acceptable terms, the Company may be forced to significantly curtail or cease operations; and

●	The Apollo BCA remains in effect and will not terminate unless and until the Merger closes, and the Company has outstanding other payables due to Apollo in the aggregate principal amount of approximately $1.4 million as of December 31, 2025, the conversion of which to equity in Apollo is contingent on the closing of the Merger.

Risks Related to Our Financial Position

●	We have a history of losses, may incur future losses and require additional funding in order to complete the development of our products and technology. If additional capital is not available and we cease the development of our products and technology or are obligated to relinquish rights to our intellectual property, we may not ever achieve profitability and be forced to liquidate; and

●	We may not recover amounts loaned to Apollo, and any equity interest in Apollo we ultimately hold may be illiquid and of uncertain value. The Company has made loans to Apollo in the aggregate principal amount of approximately $16.3 million, which are to be exchanged for common shares representing a 7.5% equity interest in Apollo, pursuant to an Exchange Agreement (defined below) and a BCA Termination Agreement dated September 12, 2025, by and between Apollo and the Company (the “BCA Termination Agreement”), conditioned on the closing of the Merger. If the Merger does not close, the Exchange Agreement will not close and the Company may not recover these amounts. If the Merger closes, the Company will hold a minority interest in a private company with no readily determinable fair value, and there can be no assurance the Company will realize the carrying value, or any value, from such investment.

Risks Related to MBody AI’s Business and Operations

●	MBody AI has a limited operating history and an evolving business model, which makes it difficult to evaluate its future prospects and may adversely affect the MBody AI’s ability to achieve its business objectives;

●	MBody AI currently relies on a limited number of customers, and the loss or reduction of business from any customer could materially adversely affect its results of operations;

●	MBody AI’s operations depend on a small number of third-party vendors, deployment partners, and hardware suppliers, and any failure by its suppliers to deliver on schedule, in sufficient quantities, or at anticipated price points could delay customer implementations or impair revenue targets;

●	MBody AI operates in regulated environments, including hospitality, gaming, and potentially healthcare, and regulatory requirements may change over time, differ by jurisdiction, or impose additional compliance costs that could adversely affect its ability to deploy its platform or expand into new markets;

●	MBody AI may face liability or compliance exposure related to the operation of autonomous systems, and the evolving regulatory landscape for artificial intelligence, robotics, and autonomous systems could impose additional obligations or restrict certain applications;

●	MBody AI has a history of operating losses since inception and may not achieve or sustain profitability, and will require additional capital to execute its business plan, which may not be available on acceptable terms;

●	MBody AI operates in a rapidly evolving and competitive market, and new technologies, business models, or competitors may emerge that could reduce demand for its platform or render its offerings less competitive; and

●	MBody AI’s success depends on its ability to attract and retain key management and technical personnel, and the loss of key personnel or inability to attract additional talent could materially adversely affect its business.

Risks Related to the ARC ELOC Facility

●	It is not possible to predict the actual number of shares we will sell under that certain Purchase Agreement (the “Purchase Agreement”) entered with ARC Group International Ltd. (“ARC”) on December 17, 2025 (the “ARC ELOC Facility”), or the actual gross proceeds resulting from those sales, and the total proceeds could be substantially less than the $30.0 million total commitment amount;

●	We may require additional financing to sustain our operations beyond the Purchase Agreement, and such financing may not be available on acceptable terms, or at all, which could materially adversely affect our business, financial condition, and results of operations;

●	Future sales and issuances of our ordinary shares, including pursuant to the Purchase Agreement, might result in significant dilution to existing shareholders and could cause the price of our ordinary shares to decline; and

●	We undertake to seek shareholder approval to re-designate our ordinary shares as no-par value, and any delay or failure to complete the re-designation could limit our flexibility to issue shares under the Purchase Agreement and adversely affect our ability to raise capital.

Risks Related to the Acquisition of Ghost Kitchen Franchise Rights in New Jersey

●	There can be no assurance that the Company will realize the anticipated benefits of the acquisition of Ghost Kitchen franchise rights in New Jersey, including generating revenue from the acquired operations; and

●	The Company issued 1,169,596 ordinary shares as consideration for the acquisition of Ghost Kitchen franchise rights in New Jersey, and while the shares are subject to a two-year lock-up period and a voting agreement, the eventual availability of those shares for resale in the public market could adversely affect the price of our ordinary shares.

Risks Related to Our Historical Business Operations

●	Although we received Food and Drug Administration (“FDA”) approval of our investigational device exemption (“IDE”) (including our IDE amended application) for our U.S. pivotal study, the most recent efficacy results from our studies did not meet the goal to proceed to the powered portion of the U.S. pivotal study, as such we cannot provide any assurance that we will ever be able to redesign such study or redeploy our technology into other potentially viable products;

●	Clinical failure can occur at any stage of clinical development, and we may not succeed in completing the development of our product. Any product we advance through clinical trials may require further clinical validation and may not have favorable results in later clinical trials or receive regulatory approval;

●	We may face a number of challenges with respect to our commercialization efforts and may not succeed in the commercialization of our product, obtain required regulatory approvals or manufacture commercial quantities of C-Scan at an acceptable cost to enable us to generate significant revenues;

●	We have limited manufacturing experience and capabilities and if we are unable to scale up our manufacturing operations to develop our products, our growth could be limited and our business, financial condition and results of operations could be materially adversely affected;

●	Our reliance on sole or single source suppliers could harm our ability to conduct clinical trials and meet demand for our product in a timely manner or within our budget;

●	The use of any of our C-Scan Cap, C-Scan Track, C-Scan View or any new products and technology could result in product liability or similar claims that could be expensive to defend, damage our reputation and harm our business;

●	We have historically depended on third parties to manage our clinical studies and trials, perform related data collection and analysis, and to enroll patients for our clinical trials, and, as a result, we may face costs and delays that are beyond our control;

●	We currently expect to sell our products mainly in the United States, Europe, Israel and Japan and, if we are unable to manage our operations in these territories, our business, financial condition and results of operations could be materially adversely affected;

●	We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize our products and technology;

●	A security breach or disruption or failure in a computer or communications systems could adversely affect us;

●	We or the third parties upon whom we depend may be adversely affected by natural disasters and/or health epidemics or pandemics and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster; and

●	Shareholder activism could result in potential operational disruption, divert our resources and management’s attention and have an adverse effect on our business.

Risks Related to Regulations Applicable to Our Historical Business

●	If we or our future manufacturers or distributors do not obtain and maintain the necessary regulatory clearances or approvals, or equivalent third country approvals in a specific country or region, we or our future distributors will not be able to market and sell C-Scan or future products in that country or region;

●	If the indications for use or instructions for use for which the iodinated oral contrast medium is approved are not sufficiently broad to support its use throughout the C-Scan procedure, the FDA or the competent regulatory authorities in the European Union (“EU”) Member States and other foreign countries may consider that contrast agent is being used off-label;

●	The results of any future clinical trials may not support our product candidate requirements or intended use claims or may result in the discovery of adverse side effects;

●	Even if C-Scan or future products are cleared or approved by regulatory authorities or after obtaining CE Certificates from a notified body, modifications to C-Scan or future products may require new regulatory clearances or approvals, new CE Certificates, or may require us to recall or cease marketing it until the necessary clearances, approvals or CE Certificates are obtained;

●	Our failure to comply with radiation safety or radio frequency regulations in a specific country or region could impair our ability to conduct our clinical trials, or commercially distribute and market C-Scan or any similar product in that country or region;

●	Our products may in the future be subject to product recalls that could harm our reputation, business and financial results;

●	If C-Scan or future products cause or contribute to a death or a serious injury, or malfunction in such a way that causes or contributes to a death or serious injury, we will be subject to medical device reporting regulations, which can result in corrective actions or enforcement actions from regulatory authorities;

●	Our business is subject to complex environmental and health legislation in various jurisdictions that may increase our costs and our risk of noncompliance;

●	Federal and state privacy laws, and equivalent laws of third countries, may increase our costs of operation and expose us to civil and criminal sanctions;

●	If we fail to comply with the U.S. federal Anti-Kickback Statute and similar state and third-country laws, we could be subject to criminal and civil penalties and exclusion from federally funded healthcare programs including the Medicare and Medicaid programs and equivalent third-country programs, which would have a material adverse effect on our business and results of operations;

●	Our failure to comply with the necessary regulatory approval regarding the use of radioactive materials could significantly impair our ability to develop, manufacture and/or sell C-Scan or similar products; and

●	Our ability to source and distribute our products profitably or at all could be harmed if new trade restrictions are imposed or existing trade restrictions become more burdensome.

Risks Related to Our Legacy Intellectual Property

●	If we are unable to protect our intellectual property rights, our competitive position could be harmed;

●	Because the medical device industry is litigious, we are susceptible to intellectual property suits that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling C-Scan or any similar products we may develop;

●	The steps we have taken to protect our intellectual property may not be adequate, which could have a material adverse effect on our ability to compete in the market;

●	Third parties may challenge the validity of our issued patents or challenge patent applications in administrative proceedings before various patent offices which, if successful, could negatively affect our future business and financial performance;

●	We may need to initiate lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive and, if we lose, could cause us to lose some of our intellectual property rights, which would harm our ability to compete in the market;

●	We rely on trademark protection to distinguish our products from the products of our competitors; however, if a third party is entitled to use our trademark, we could be forced to rebrand, which could result in loss of brand recognition and our ability to distinguish our products may be impaired, which could adversely affect our business; and

●	We may not be able to enforce covenants not to compete at all or, we may be unable to enforce them for the duration contemplated in our employment contracts and may, therefore, be unable to prevent competitors from benefiting from the expertise of some of our former employees involved in research and development activities.

Risks Related to Our Operations in Israel

●	Our principal offices, research and development facilities, our manufacturing sites and some of our suppliers are located in Israel and, therefore, our business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel;

●	Pursuant to the terms of the Israeli government grants we received for research and development expenditures related to our historical business, we are obligated to pay certain royalties on our revenues from our legacy products to the Israeli government. In addition, the terms of an Israeli government grant we received require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events;

●	Your rights and responsibilities as a shareholder are governed by Israeli law, which differ in some material respects from the rights and responsibilities of shareholders of U.S. companies;

●	It may be difficult to enforce a judgment of a U.S. court against us, certain of our officers and directors or the Israeli experts named in this Annual Report in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on certain of our officers and directors and these experts;

●	Provisions of Israeli law and our amended articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, even when the terms of such a transaction are favorable to us and our shareholders; and

●	We may become subject to claims for payment of compensation for assigned service inventions by our current or former employees relating to our historical business, which could result in litigation and adversely affect our business.

Risks Related to Ownership of our Ordinary Shares

●	We incur and will continue to incur significant costs as a result of operating as a public company in the United States, and our management is required to devote substantial time to compliance initiatives;

●	If we fail to maintain effective internal control over financial reporting, the price of our ordinary shares may be adversely affected;

●	We may be unable to maintain compliance with Nasdaq’s continued listing requirements, which could result in the delisting of our ordinary shares from Nasdaq;

●	We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to the Securities Exchange Act of 1934 reporting obligations that, to some extent, are more lenient and less frequent than those applicable to a U.S. issuer;

●	As a foreign private issuer, we are permitted, to follow, and follow certain home country corporate governance practices instead of otherwise applicable Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers;

●	If we lose our status as a foreign private issuer under the SEC’s rules, our compliance costs will increase;

●	Exchange rate fluctuations between the U.S. dollar and the NIS and the Euro and inflation may negatively affect our earnings and we may not be able to hedge our currency exchange risks successfully;

●	We have never declared or paid a dividend and currently do not intend to pay cash dividends in the foreseeable future. Any return on investment may be limited to the value of our securities;

●	If securities or industry analysts do not publish research or reports about us or our business or publish unfavorable research about us or our business, the price of our securities and their trading volume could decline;

●	Our stock price has and may be subject to fluctuation, and purchasers of our securities could incur substantial losses;

●	The trading market for our ordinary shares is not always active, liquid and orderly, which may inhibit the ability of our shareholders to sell ordinary shares;

●	We have broad discretion in how we use the net proceeds from our financings, and we may not use these proceeds effectively; and

●	Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Risks Related to Taxation

●	There is a risk that we could be treated as a domestic (U.S.) corporation for U.S. federal income tax purposes by reason of the transactions related to our acquisition of all of the business operations and substantially all of the assets of Check-Cap LLC on May 31, 2009 (the “Reorganization”);

●	We may be eligible for tax benefits from government programs relating to our historical assets, which require us to meet certain conditions, including regarding the location of our property, plant and equipment and manufacturing in Israel. We can provide no assurance that we would continue to be eligible for such benefits and/or that any such benefits will not be terminated in the future; and

●	There is a risk that we may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Risks Related to the Merger

The consummation of the Merger is subject to the satisfaction of certain conditions, which may not be satisfied on a timely basis, if at all.

On September 12, 2025, the Company entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into MBody AI, with MBody AI surviving as a wholly owned subsidiary of the Company. The Merger was approved by the Company’s shareholders on November 14, 2025. The consummation of the Merger remains subject to the satisfaction or waiver of certain closing conditions, including, among others, that no governmental authority shall have issued any order preventing the Merger, the expiration or termination of any applicable waiting periods under antitrust laws, the accuracy of representations and warranties of each party, the performance by each party of its covenants and obligations in all material respects, and the absence of a material adverse effect with respect to either party. We cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Merger will not occur or will be delayed, and we may lose some or all of the intended benefits of the Merger. The Merger Agreement provides that either party may terminate the agreement if the Merger is not consummated by June 30, 2026.

Our shareholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the Company following the consummation of the Merger.

Pursuant to the Merger Agreement, at the effective time of the Merger, each share of MBody AI capital stock outstanding immediately prior to the effective time will be converted into the right to receive ordinary shares of the Company such that, following the closing, the former MBody AI shareholders will own approximately 90% of the Company’s outstanding share capital on a fully diluted and as-converted basis, and the Company’s shareholders prior to the closing will own approximately 10%. Accordingly, the issuance of ordinary shares to MBody AI’s shareholders pursuant to the Merger Agreement will significantly reduce the relative voting power of each ordinary share held by the Company’s existing shareholders. Consequently, existing shareholders will exercise substantially less influence over the management and policies of the Company than they did prior to the consummation of the Merger.

During the pendency of the Merger, the Company is subject to operating restrictions and limitations on its ability to pursue alternative transactions, which could adversely affect its financial condition and results of operations.

The Merger Agreement contains covenants that restrict the Company’s ability to operate its business during the period between signing and closing. During this interim period, the Company is required to operate in the ordinary course of business and is subject to restrictions on, among other things, declaring dividends or distributions, amending its organizational documents, issuing securities (subject to limited exceptions), making capital expenditures in excess of $50,000, entering into material contracts, and acquiring or disposing of material assets, in each case without the prior written consent of MBody AI. In addition, the Company is subject to a no-solicitation covenant under which it is prohibited from soliciting, initiating, encouraging, or entering into certain transactions with third parties. The Company may consider a Superior Offer (as defined in the Merger Agreement), subject to compliance with specific notice and procedural requirements. These restrictions may prevent the Company from pursuing other opportunities that may arise or from taking actions that would otherwise be in the best interests of shareholders and may adversely affect the Company’s financial condition and results of operations.

The Company has incurred and expects to continue to incur substantial transaction-related costs in connection with the Merger.

The Company has incurred, and expects to continue to incur, a number of non-recurring transaction-related costs associated with the Merger and the related transactions, which cannot be accurately estimated at this time. These fees and costs have been, and will continue to be, substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial, and other advisors, SEC filing costs, printing costs, and other regulatory expenses. Additional unanticipated costs may be incurred in the Company’s business, which may be higher than expected and could have a material adverse effect on the Company’s financial condition and operating results.

The Company may fail to realize the anticipated benefits of the Merger.

The success of the Merger will depend on the Company’s ability to achieve its business objectives following the closing, including successfully integrating MBody AI’s business and operations, retaining key personnel, maintaining and expanding customer relationships, and raising the necessary capital to fund operations. The integration of MBody AI’s business involves a number of risks, including difficulties in combining operations and personnel, the potential disruption of each company’s ongoing business, the possible inability to maintain uniform standards, controls, policies, and procedures, and unanticipated expenses and liabilities. If the Company is not able to achieve these objectives, the anticipated benefits of the Merger may not be realized fully, may take longer to realize than expected, or may not be realized at all.

MBody AI has a limited operating history and an evolving business model, which makes it difficult to evaluate its prospects and may increase the risk that the Merger will not achieve its objectives.

MBody AI was incorporated in October 2024 and has a limited operating history. MBody AI’s business model is still evolving and its future success depends on, among other things, its ability to develop and commercialize its robotics and artificial intelligence platform, attract and retain customers, and scale its operations. There can be no assurance that MBody AI’s business strategy will be successful or that its technology and services will achieve broad market acceptance. The Company has limited historical financial data on which to base its evaluation of MBody AI’s prospects, and MBody AI’s limited operating history makes it difficult to predict future performance. If MBody AI’s business does not develop as expected, the Company may not realize the anticipated benefits of the Merger and the Company’s business, financial condition, and results of operations could be materially adversely affected.

The Company may become involved in securities litigation or shareholder derivative litigation in connection with the Merger, and this could divert the attention of management and harm the Company’s business.

Securities litigation or shareholder derivative litigation frequently follows the announcement of certain significant business transactions. The Company may become involved in this type of litigation in connection with the Merger and is currently involved in shareholder derivative litigation relating to the Apollo BCA. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect the business of the Company.

We are substantially dependent on our remaining key employees to facilitate the consummation of the Merger and the transition of the Company’s business.

As a result of our cash conservation activities, we maintain a significantly reduced workforce. Our ability to successfully complete the Merger and integrate with MBody AI’s business operations depends in large part on our ability to retain certain key personnel. Despite our efforts to retain these employees, one or more may terminate their employment on short notice. The loss of the services of any of these employees could potentially harm our ability to complete the Merger, run our day-to-day business operations, and fulfill our reporting obligations as a public company.

If the Merger is not completed, the Company will require significant additional funding in order to continue operations, and if additional capital is not available, the Company may have to cease operations.

The Merger was approved by the Company’s shareholders on November 14, 2025. The consummation of the Merger remains subject to the satisfaction of certain customary closing conditions. There can be no assurance that these conditions will be satisfied on a timely basis, if at all. If the Merger is not completed for any reason, the Company will need to evaluate its strategic alternatives and will require significant additional funding in order to continue its operations. The Company previously entered into the Keystone BCA in August 2023, which was terminated in December 2023 after failing to receive the requisite shareholder approval, and the Apollo BCA in March 2024, which will be subsequently terminated upon closing of the Merger. The Company has incurred significant costs in connection with each of these transactions. A failure to complete the Merger would further deplete the Company’s limited resources. In addition, if the Merger Agreement is terminated under certain circumstances, the Company may be required to pay MBody AI a termination fee of up to $2.5 million. If adequate additional financing on acceptable terms is not available, the Company’s ability to continue to support its business growth and to respond to business challenges could be significantly limited, and the Company may have to curtail or cease operations.

The termination of the Apollo BCA is contingent on the closing of the Merger, and if the Merger is not completed, the Apollo BCA an the related loan agreements will remain in effect.

Pursuant to the terms of the Merger Agreement and the BCA Termination Agreement, at the effective time of the closing of the Merger, the Apollo BCA will be terminated by mutual consent of the parties such that no termination fee will be due to Apollo or the will remain in effect. In such event, the Company would need to evaluate its options with respect to the Apollo BCA, which could include pursuing the transactions contemplated thereby, negotiating a termination, or taking other actions, any of which could require the expenditure of additional resources and management attention. There can be no assurance that the resolution of the Apollo BCA on terms favorable to the Company would be achieved outside the context of the Merger.

Risks Related to MBody AI’s Business and Operations

MBody AI has a limited operating history and an evolving business model, which makes it difficult to evaluate its future prospects.

MBody AI was incorporated in October 2024 and has a limited operating history as an embedded AI software and service company. As a result, there is limited historical information upon which investors can evaluate its business, operating results, or future prospects. MBody AI’s business model, technology platform, and go-to-market strategy continue to evolve, and there can be no assurance that its current approach will result in sustainable growth or profitability.

MBody AI currently relies on a limited number of customers, and the loss or reduction of business from any customer could materially adversely affect its results of operations.

MBody AI currently derives a significant portion of its revenue from a small number of enterprise customers. While certain customer arrangements have multi-year terms, some customer agreements may be terminable under certain circumstances. The loss of a customer, a reduction in deployment scope, delays in implementation, or a failure to expand existing deployments could materially and adversely affect MBody AI’s revenue, operating results, and business prospects.

MBody AI’s platform is deployed through a phased and evolving feature set, which may affect the timing and scope of customer adoption.

MBody AI’s platform is deployed through a staged rollout of features, with certain capabilities delivered incrementally or provided to customers through asynchronous analysis and reporting rather than fully integrated real-time operation. While this approach is intended to support ongoing refinement and optimization of the platform, there can be no assurance that all planned features will be completed on schedule, fully integrated, or deliver the anticipated operational benefits. Delays in development, integration challenges, or performance limitations could affect customer satisfaction, the pace of deployment expansion, or the renewal of customer arrangements. MBody AI relies in part on asynchronous deployment, data collection, and analysis, which in certain circumstances may limit customer adoption, expansion, or perceived value of the platform.

MBody AI’s operations depend on third-party vendors, deployment partners, and hardware suppliers.

MBody AI does not manufacture robots or autonomous hardware and relies on third-party vendors, integrators, and partners for hardware procurement, deployment, financing, and maintenance. This comprehensive service model involves customized deployments and coordination with customer personnel. As a result, MBody AI’s operations are subject to several material risks related to these third-party dependencies:

Procurement and Inventory Risk: MBody AI is responsible for the procurement of third-party hardware to fulfill turnkey customer orders. Any failure by its suppliers to deliver units on schedule, in sufficient quantities, or at anticipated price points could delay customer implementations, increase deployment costs, or impair our ability to meet its revenue targets.

Integration and Technical Compatibility: MBody AI’s proprietary AI Orchestrator™ must integrate with various types of third-party hardware to deliver a “unified command layer”. Disruptions in technical relationships, changes to Original Equipment Manufacturer (OEM) firmware, or lack of access to critical APIs could cause service failures, limit platform functionality, or hinder its ability to coordinate heterogeneous robot fleets.

Geopolitical and Supply Chain Sensitivity: Certain components or systems may be sourced from vendors located outside the United States, including in jurisdictions subject to evolving trade policies, export controls, or geopolitical tensions. These factors could increase MBody AI’s deployment costs, compress hardware margins, or result in supply chain delays that materially adversely affect its results of operations.

Dependence on Financing and Maintenance Partners: MBody AI’s business involves complex implementation and ongoing operational support. MBody AI relies on third-party partners for hardware, parts and software updates. Any failure by these partners to perform could result in increased costs, contractual disputes, reputational harm, or reduced demand for MBody AI’s offerings causing a material adverse effect on its business.

MBody AI’s business involves complex implementation and service delivery, which may expose it to operational risks.

MBody AI’s services often involve customized deployments across customer facilities, coordination with customer personnel, and ongoing operational support. These activities may involve unforeseen technical, logistical, or operational challenges. Failure to effectively manage deployments, services, or customer expectations could result in increased costs, contractual disputes, reputational harm, or reduced demand for MBody AI’s offerings.

Customer Adoption, ROI, and Budget Cycles could adversely affect MBody AI’s revenue, growth, and operating results.

Customer adoption, expansion, and renewal of MBody AI’s platform may depend on customers achieving expected operational benefits and on customer budget cycles. MBody AI’s customers may evaluate continued or expanded deployment of the Company’s platform based on perceived operational savings, efficiency improvements, or return on investment. These evaluations may be influenced by customer-specific factors, including budget cycles, capital allocation priorities, labor conditions, macroeconomic factors, and internal approval processes. Even if customers are satisfied with MBody AI’s platform, delays in expansion decisions, reductions in deployment scope, or changes in customer priorities could adversely affect MBody AI’s revenue, growth, and operating results.

Dependence on Customer Facilities and Operating Environments could delay deployments, increase costs, or affect the performance or scalability of MBody AI’s platform.

MBody AI’s deployments depend on customer-controlled facilities and operating environments, which are outside of its control. MBody AI’s platform is deployed within customer facilities and physical environments that are owned and operated by customers. Deployment timelines, system performance, and operational outcomes may be affected by factors outside MBody AI’s control, including facility layout, network infrastructure, physical access constraints, operational schedules, and coordination with customer personnel. Limitations or changes in customer-controlled environments could delay deployments, increase costs, or affect the performance or scalability of MBody AI’s platform.

Integration with Third-Party Software and Systems could increase deployment costs, delay implementations, or reduce customer satisfaction.

MBody AI’s platform may require integration with third-party software systems used by customers, which may present technical and operational challenges. Customer deployments of MBody AI’s platform may require integration with third-party software systems, including facility management, scheduling, or reporting systems. Such integrations may involve technical complexity, reliance on third-party interfaces or application programming interfaces, and coordination with customers or third-party vendors. Changes to third-party systems, integration delays, or compatibility issues could increase deployment costs, delay implementations, or reduce customer satisfaction.

MBody AI operates in regulated environments and may be subject to regulatory requirements that could increase costs or limit growth.

MBody AI’s customers operate in regulated industries, including hospitality, gaming, and potentially healthcare and data centers. In certain jurisdictions, deployment of autonomous systems may require regulatory approvals, licenses, or compliance with industry-specific rules, including gaming or safety regulations. Regulatory requirements may change over time, differ by jurisdiction, or impose additional compliance costs, which could adversely affect MBody AI’s ability to deploy its platform or expand into new markets.

MBody AI may face liability or compliance exposure related to the operation of autonomous systems.

Although MBody AI does not manufacture hardware, it sells, procures, finances, and/or supports the deployment of third-party autonomous hardware in connection with its software platform. MBody AI’s software influences the operation and coordination of autonomous systems deployed in customer environments, and its involvement in hardware procurement, deployment, or ongoing services may increase its exposure to claims, investigations, or regulatory scrutiny related to system performance, safety incidents, or operational failures, whether or not caused by its software. Such matters could result in litigation, regulatory action, reputational harm, or increased insurance, indemnification, or compliance costs.

The regulatory landscape for artificial intelligence, robotics, and autonomous systems is evolving and may adversely affect its business.

Laws and regulations governing artificial intelligence, robotics, and autonomous systems are evolving in the United States and internationally. New or modified requirements related to safety, accountability, transparency, data use, or deployment of AI-enabled systems could impose additional compliance obligations, restrict certain applications, or increase regulatory oversight. Because MBody AI’s platform influences the operation and coordination of autonomous systems deployed in physical environments, regulatory changes may require modifications to its technology, deployment practices, or business model, increase operating costs, delay deployments, or limit market opportunities. Failure to comply with applicable or future regulations could result in fines, penalties, litigation, or reputational harm, any of which could materially adversely affect its business, financial condition, and results of operations.

MBody AI has a history of operating losses and may not achieve or sustain profitability.

MBody AI has incurred operating losses since inception and expects to continue to incur expenses as it grows its operations, develops its platform, and expands customer deployments. Although MBody AI may achieve profitability in future periods, there can be no assurance that it will do so or that profitability, if achieved, will be sustainable.

MBody AI will require additional capital to execute its business plan, and such capital may not be available on acceptable terms.

MBody AI expects to require additional financing to fund its operations, growth initiatives, and platform development. There can be no assurance that additional capital will be available when needed, on acceptable terms, or at all. Failure to obtain additional financing could materially adversely affect MBody AI’s ability to continue operations or execute its business strategy.

Future financings may result in dilution and could adversely affect shareholders.

MBody AI may raise capital through equity issuances, convertible securities, debt financings, or other structured transactions. Such financings may result in significant dilution to existing shareholders, impose restrictive covenants, or grant preferential rights to new investors. Market conditions, stock price volatility, and Nasdaq compliance considerations may further limit financing alternatives.

MBody AI operates in a rapidly evolving and competitive market.

The markets for artificial intelligence, automation, and autonomous systems are rapidly evolving and highly competitive. New technologies, business models, and competitors may emerge that could reduce demand for MBody AI’s platform or render its offerings less competitive.

MBody AI’s success depends on its ability to attract and retain key personnel.

MBody AI’s future success depends on the continued services of its management team and technical personnel. Competition for qualified employees is intense, and the loss of key personnel or inability to attract additional talent could materially adversely affect its business.

If the Merger does not close, the debt-for-equity exchange with Apollo will not close, the Apollo BCA will remain in effect, and approximately $16.3 million of loans to Apollo may not be recoverable.

The Company has made loans to Apollo in the aggregate principal amount of approximately $16.3 million (the “Apollo Loans”). On June 30, 2025, the Company and Apollo entered into an Exchange Agreement (the “Exchange Agreement”) providing for the Apollo Loans to be exchanged for common shares representing a 7.5% equity interest in Apollo. Closing of the Exchange Agreement is conditioned on the closing of the Merger. If the Merger does not close, the Exchange Agreement will not close, the Company will continue to hold the Apollo Loans as receivables, recovery is uncertain, and the Apollo BCA will remain in effect and may limit the Company’s flexibility to pursue alternative strategic transactions.

The Company recognized the exchange effective November 14, 2025 following 98.01% shareholder approval of the Merger, based on management’s determination that the closing condition ceased to be substantive at that date. As of December 31, 2025, the equity investment is carried at $6,525,000 under ASC 321, and a payable of approximately $1,400,000 remains outstanding to Apollo. Legal closing of the Exchange Agreement has not occurred. If the Merger closes and the Exchange Agreement closes, the Company will hold an illiquid minority interest in a private company with no governance rights and no readily determinable fair value, and there can be no assurance the Company will realize the carrying value, or any value, from the investment.

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

We are a clinical and development-stage medical diagnostics company with a limited operating history, and our operations have consumed substantial amounts of cash. We have historically incurred net losses since we commenced operations in 2009. We incurred net income of $4.1 million in 2025, and net losses of $25.1 million in 2024, and $17.6 million in 2023, respectively. As of December 31, 2025, our accumulated deficit was $165.9 million. On March 21, 2023, we announced that following our internal assessment of the clinical data collected from the calibration studies until such date, we determined that the most recent efficacy results from our calibration studies did not meet the goal to proceed to the powered portion of the U.S. pivotal study and, as such, the initiation of the second part of the U.S. pivotal study that was expected in mid-2023 was also postponed. On June 6, 2023, we announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, we were reducing our workforce significantly to reduce cash burn, concentrating our resources on essential research activities, discontinuing our calibration studies, and evaluating and pursuing strategic options. As a result of our evaluation and pursuit of strategic options, on August 16, 2023, we entered into the Keystone BCA. At our 2023 annual general meeting of shareholders, such business combination transactions did not receive the requisite majority required for approval under Section 320 of the Israeli Companies Law 5759-1999. On December 24, 2023, we received a notice on behalf of Keystone, terminating the Keystone BCA in light of the results. On March 25, 2024, we entered into a business combination agreement with Apollo. In May 2024, we reimbursed Apollo $3,808,815 pursuant to the provisions of the Apollo BCA. On September 4, 2025, the Company acquired certain assets relating to a Ghost Kitchen area representative business. On September 12, 2025, the Company entered into the Merger Agreement.

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

The issuance of ordinary shares in connection with the Merger will substantially dilute the relative voting power of shareholders of Check-Cap prior to the closing of the Merger, and, as a result, such shareholders prior to the closing of the Merger will exercise substantially less influence over the management of the Company following the consummation of the Merger.

Following the closing of the Merger, shareholders of Check-Cap prior to the closing of the Merger (the “Previous Shareholders”) are expected to own approximately 10% of the Company’s outstanding share capital, on a fully diluted and as-converted basis, and the MBody AI shareholders are expected to own approximately 90% of the Company’s outstanding share capital, on a fully-diluted and as-converted basis. Accordingly, the issuance of ordinary shares to MBody AI’s shareholders pursuant to the Merger Agreement will significantly reduce the relative voting power of each ordinary share held by the Previous Shareholders. Consequently, the Previous Shareholders will exercise substantially less influence over the management and policies of the Company than they did prior to the consummation of the Merger.

The Company has incurred and expects to continue to incur substantial transaction-related costs in connection with the Merger.

The Company has incurred, and expects to continue to incur, a number of non-recurring transaction-related costs associated with the Merger and the related transactions, which cannot be accurately estimated at this time. These fees and costs have been, and will continue to be, substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal and other advisors, SEC filing costs and printing costs. Additional unanticipated costs may be incurred in the Company’s business, which may be higher than expected and could have a material adverse effect on the Company’s financial condition and operating results.

The Company may fail to realize the anticipated benefits of the Merger.

The success of the Merger and the related transactions will depend on the Company’s ability to achieve its business objectives and raise the necessary capital to fund its operations. If the Company is not able to achieve these objectives, the anticipated benefits of the Merger and the related transactions may not be realized fully, may take longer to realize than expected, or may not be realized at all.

The Company may become involved in securities litigation or shareholder derivative litigation in connection with the Merger, and this could divert the attention of management and harm the Company’s business.

Securities litigation or shareholder derivative litigation frequently follows the announcement of certain significant business transactions. The Company may become involved in this type of litigation in connection with the Merger and is currently involved in shareholder derivative litigation relating to the Apollo BCA. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect the business of the Company.

If the Merger is not completed, the Company will require significant additional funding in order to continue operations, and if additional capital is not available, the Company may have to cease operations.

The Merger was approved by the Company’s shareholders on November 14, 2025. The consummation of the Merger remains subject to the satisfaction of certain customary closing conditions. There can be no assurance that these conditions will be satisfied on a timely basis, if at all. If the Merger is not completed for any reason, the Company will need to evaluate its strategic alternatives and will require significant additional funding in order to continue its operations. The Company previously entered into a business combination agreement with Apollo in March 2024, and the Company incurred significant costs in connection with that transaction, including the reimbursement of approximately $3.8 million to Apollo. A failure to complete the Merger would further deplete the Company’s limited resources. If adequate additional financing on acceptable terms is not available, the Company’s ability to continue to support its business growth and to respond to business challenges could be significantly limited, and the Company may have to curtail or cease operations.

Our management and board of directors have concluded that a substantial doubt is deemed to exist concerning our ability to continue as a going concern.

Accounting standards require management to assess our ability to continue as a going concern for one year after the date the financial statements are issued. As discussed in Note 2 to our consolidated financial statements, conditions exist that raise substantial doubt about our ability to continue as a going concern for the one-year period from the date these financial statements are issued. Management’s plans to address these conditions — principally the pending Merger and the ARC ELOC Facility — depend on external approvals and market conditions outside our sole control and are not, under ASC 205-40, probable of alleviating that doubt. These conditions could materially adversely affect the market price of our ordinary shares, our access to additional capital, our ability to complete the Merger, and our relationships with counterparties and employees. If our plans do not materialize, we may be required to wind down operations or liquidate our assets, and the values realized could be materially less than those reflected in our consolidated financial statements.

Risks Related to the ARC ELOC Facility

It is not possible to predict the actual number of shares we will sell under the Purchase Agreement to ARC, or the actual gross proceeds resulting from those sales.

On December 17, 2025, we entered into the Purchase Agreement with ARC, pursuant to which ARC has committed to purchase up to $30.0 million of our ordinary shares, subject to certain limitations and conditions set forth in the Purchase Agreement. The ordinary shares that may be issued under the Purchase Agreement may be sold by us to the ARC at our discretion from time to time over a three-year period commencing on the date of the Purchase Agreement. We generally have the right to control the timing and amount of any sales of our ordinary shares to ARC under the Purchase Agreement. Sales of our ordinary shares, if any, to ARC under the Purchase Agreement will depend upon market conditions and other factors. We may ultimately decide to sell to ARC all, some or none of the ordinary shares that may be available for us to sell to ARC pursuant to the Purchase Agreement. Because the purchase price per share to be paid by ARC for the ordinary shares that we may elect to sell to ARC under the Purchase Agreement, if any, will fluctuate based on the market prices of ordinary shares during the applicable purchase valuation period for each purchase made pursuant to the Purchase Agreement, it is not possible for us to predict, as of the date of this annual report and prior to any such sales, the total number of ordinary shares that we will sell to ARC under the Purchase Agreement, the purchase price per share that ARC will pay for shares purchased from us under the Purchase Agreement, or the aggregate gross proceeds that we will receive from those purchases by ARC under the Purchase Agreement.

Investors who buy shares at different times will likely pay different prices.

Pursuant to the Purchase Agreement, we will have discretion, subject to market demand, to vary the timing, prices, and numbers of shares sold to ARC. If and when we do elect to sell ordinary shares to ARC pursuant to the Purchase Agreement, ARC may resell, some or none of such shares at any time or from time to time in its discretion and at different prices. As a result, investors who purchase shares from ARC at different times will likely pay different prices for those shares, and therefore, may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. In addition, investors may experience a decline in the value of the shares they purchase from ARC as a result of future sales made by us to ARC at prices lower than the prices such investors paid for their shares.

We may require additional financing to sustain our operations, and such financing may not be available on acceptable terms, or at all.

The extent to which we rely on ARC as a source of funding will depend on a number of factors, including the prevailing market price of our ordinary shares, our ability to meet the conditions necessary to deliver Advance Notices (as defined in the Purchase Agreement) under the Purchase Agreement and the extent to which we are able to secure funding from other sources. Regardless of the amount of funds we ultimately raise under the Purchase Agreement, if any, we may continue to seek other sources of funding. Even if we were to sell to ARC the total commitment of $30.0 million under the Purchase Agreement, we may still need additional capital to fully implement our business plan. There can be no assurance that additional financing will be available on acceptable terms, or at all, and any inability to obtain such financing could materially adversely affect our business, financial condition, and results of operations.

Future sales and issuances of our ordinary shares or other securities might result in significant dilution and could cause the price of our ordinary shares to decline.

To raise capital, including pursuant to the Purchase Agreement, we may sell ordinary shares, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. We may sell shares or other securities in any other offering at a price per share that is less than the price per share paid by investors, and investors purchasing shares or other securities in the future could have rights superior to existing shareholders. The price per share at which we sell additional ordinary shares, or securities convertible or exchangeable into ordinary shares, in future transactions may be higher or lower than the price per share previously paid by investors. Any sales of additional shares will dilute our shareholders. Sales of a substantial number of ordinary shares in the public market or the perception that these sales might occur could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our ordinary shares. In addition, the sale of substantial numbers of our ordinary shares could adversely impact their price.

We undertake to seek shareholder approval to re-designate our ordinary shares as no-par value, and there can be no assurance that such re-designation will be completed.

The ordinary shares currently have a nominal value of NIS 48.0 per share. Our board of directors undertakes that it will not seek to make calls on or forfeit the shares offered at any time if the nominal amount per share has not been paid. We also undertake to include on the agenda for our next annual general meeting of shareholders a proposal to amend our amended articles of association to re-designate the ordinary shares as no-par value shares, subject to applicable law and shareholder approval. Any delay or failure to complete the re-designation could limit our flexibility to issue ordinary shares, including under the Purchase Agreement, and could adversely affect our ability to raise capital.

Risks Related to the Acquisition of Ghost Kitchen Franchise Rights in New Jersey

The Company may not realize the anticipated benefits of the acquisition of Ghost Kitchen franchise rights in New Jersey, including generating revenue from the acquired Ghost Kitchen area representative operations.

On September 4, 2025, the Company entered into that certain  Asset Purchase Agreement with Parea LLC (the “Parea APA”) to acquire certain assets relating to a Ghost Kitchen area representative business for the State of New Jersey. The acquisition is intended to provide the Company with a source of near-term revenue from franchise area representative operations. However, there can be no assurance that the Company will successfully integrate the acquired assets, generate revenue from the Ghost Kitchen operations, or realize the anticipated benefits of this acquisition. The Company’s ability to generate revenue from the acquired operations will depend on a number of factors, including the performance of the Ghost Kitchen franchise system, the Company’s ability to manage area representative operations, and prevailing market conditions in the New Jersey territory. If the Company is unable to generate expected revenue or if the Ghost Kitchen franchise system experiences operational difficulties, the acquisition may not contribute to the Company’s financial performance as anticipated.

The Company issued 1,169,596 ordinary shares as consideration for the Parea APA, and the eventual availability of those shares for resale in the public market could adversely affect the price of our ordinary shares.

In connection with the Parea APA, the Company issued 1,169,596 Ordinary Shares as consideration to the sellers. While these shares are subject to a two-year lock-up period and a two-year voting agreement with the Company, upon expiration of the lock-up period the shares will become available for resale in the public market. The resale of a significant number of these shares, or the perception that such resales may occur, could adversely affect the market price of our ordinary shares. In addition, the issuance of the consideration shares resulted in dilution to existing shareholders.

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

We or the third parties upon whom we depend may be adversely affected by natural disasters, health epidemics or pandemics, and/or war and conflicts and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

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

Our principal offices, research and development facilities, manufacturing sites and certain key suppliers are located in Israel. As a result, our business, financial condition and results of operations may be adversely affected by political, economic and military instability in Israel.

Since October 2023, Israel has experienced heightened and sustained armed conflict and security tensions, including military operations in Gaza, hostilities along Israel’s northern border, missile and drone attacks, and broader regional instability involving neighboring states and non-state actors. Although the intensity and geographic scope of these events have fluctuated, the situation remains unpredictable and could escalate further or persist for an extended period. Past conflicts have disrupted commercial activity in Israel, and similar or more severe disruptions could occur in the future.

In particular, military operations such as Operation Epic Fury and Israel’s ongoing actions against Hezbollah have heightened security risks in northern Israel, including in areas near the Company’s headquarters, resulting at times in rocket alerts, air-defense activity, transportation disruptions and temporary limitations on business operations. These conditions increase the risk of operational interruptions, employee unavailability and logistical delays affecting facilities and personnel located in this region. These conditions have resulted, and may continue to result, in a range of adverse effects on our operations, including, but not limited to:

●	Workforce availability constraints, including due to military service obligations of Israeli employees, restrictions on movement, safety concerns, or displacement of personnel;

●	Disruptions to research, development and manufacturing activities, including temporary facility closures, reduced productivity, or delays in product development or commercialization;

●	Supply chain interruptions, including delays in the delivery of raw materials, components or finished goods, higher logistics and shipping costs, increased transit times, or the need to source alternative suppliers;

●	Infrastructure and operational risks, including disruptions to transportation networks, ports, utilities, communications or other critical infrastructure;

●	Increased operating expenses, including costs associated with security measures, insurance, employee support, facility hardening, redundancy planning and business continuity efforts;

●	Restrictions on trade or investment, including the impact of actual or potential sanctions, export control restrictions, trade embargoes, or changes in diplomatic relations between Israel and other countries;

●	Macroeconomic impacts, including volatility in the Israeli economy, currency fluctuations, interest rate changes, credit rating actions, inflationary pressures or reduced access to capital;

●	Reputational risks, including negative perceptions by customers, partners, investors or other stakeholders arising from our presence or activities in Israel, which could affect commercial relationships or demand for our products; and

●	Insurance limitations, including increased premiums, exclusions or the unavailability of coverage for losses resulting from acts of war, terrorism or civil unrest.

If our facilities, suppliers or logistics partners in Israel were damaged, destroyed or rendered inoperable, or if we were required to suspend or significantly modify operations there for any reason, we may not be able to replace such capacity, personnel or capabilities in a timely or cost-effective manner, if at all. Any prolonged interruption could materially impair our ability to manufacture products, meet customer demand, execute our growth strategy or maintain our competitive position.

In addition, regional instability could negatively affect global financial markets, international trade routes or investor confidence more broadly, which could further adversely impact our business, liquidity or market valuation.

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

Various patent offices, including in the United States and Europe, provide administrative proceedings by which a third party can challenge the validity of an issued patent or challenge an application that is being examined absent any threat of litigation. In some instances, including in the United States, the administrative proceedings provide a more efficient and favorable forum to challenge our patents which may lead to more opportunities for competitors to do so, particularly smaller competitors with limited resources. Moreover, the standards utilized in these administrative proceedings, at least in the United States, provide certain legal advantages versus challenging the validity of a patent in a district court. If a third party is successful in one of these administrative proceedings, the patent will no longer be enforceable in the corresponding jurisdiction. In addition, we did not renew certain patents in pursuit of strategic options. With this loss in patent rights, we will not be able to prevent third parties from offering identical or similar competing products which may result in lower profits and a less substantial market share.

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

Our principal offices are located in Israel. In addition, all of our employees are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and continued with varying levels of severity throughout 2025. Following the October 7, 2023 attacks by Hamas terrorists in Israel’s southern border, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, Syria and Iran, both directly and through proxies. Although a ceasefire between Israel and Hamas took effect on October 10, 2025, there is no assurance that this agreement will continue to be upheld. On February 28, 2026 the U.S. and Israel initiated air strikes against Iranian military targets and leadership. Since then, retaliation by Iran against U.S. and Israeli interests in the Middle East has been widespread. As of the date of the filing of this Annual Report on Form 20-F, military activity and hostilities continue to escalate in the Middle East, and the situation throughout the region remains volatile, with the potential for continued escalation into a broader and more sustained regional conflict.

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

Furthermore, the Israeli government has pursued, and continues to debate, significant changes to Israel’s judicial system. While the scope and timing of these measures have evolved over time, and certain initiatives have been delayed, modified or suspended, the underlying issues remain a source of political division and public controversy. In response to these developments, individuals, organizations and institutions, both within and outside of Israel, have expressed concerns that actual or proposed changes to the judicial framework could negatively affect Israel’s business environment, including through reduced willingness of foreign investors to invest or conduct business in Israel, increased currency volatility, adverse actions or outlooks by credit rating agencies, higher interest rates, increased volatility in securities markets, and other adverse macroeconomic effects. These developments could also adversely affect the Israeli labor market or contribute to political instability or civil unrest. To the extent that any of these factors persist or intensify, they could have a material adverse effect on our business, results of operations, financial condition and our ability to raise additional capital on favorable terms, or at all.

Pursuant to the terms of the Israeli government grants we received for research and development expenditures, we are obligated to pay certain royalties on our revenues to the Israeli government. In addition, the terms of Israeli government grant we received require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events.

Our research and development efforts have been financed, in part, through funding from the IIA and the BIRD Foundation. We have received grants from the Government of the State of Israel through the IIA (formerly the OCS) for the financing of a portion of (i) our research and development expenditures and (ii) a portion of the development of our manufacturing line, pursuant to the Innovation Law and related regulations and guidelines. As of December 31, 2025, we had received funding from the IIA and the BIRD Foundation in the total amount of approximately $5.6 million and $0.11 million, respectively. As of December 31, 2025, we had not paid any royalties to the IIA and had a contingent obligation to the IIA with respect to such funding in the amount of approximately $6.2 million. In addition, in January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing. The final IIA grant amounted to $620,000 (NIS 2.25 million) (along with a co-investment by us of the same amount), which we are not required to repay to the IIA, subject to the terms and conditions set forth in the grant approval, of which we received approximately $0 (NIS 0) in 2025 and 2024, and $225,000 (NIS 816,075) in February 2023. We may apply for additional IIA grants in the future; however, there is no assurance that such applications will be approved in the amount requested or at all. Furthermore, the funds available for IIA grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future. We cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

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

We may be unable to maintain compliance with Nasdaq’s continued listing requirements, which could result in the delisting of our ordinary shares from the Nasdaq Capital Market.

Nasdaq has established certain standards for the continued listing of a security on Nasdaq. On September 3, 2025, we received a deficiency letter from the Nasdaq Listing Qualifications Department notifying us that we were not in compliance with Nasdaq Listing Rule 5550(b)(1), which requires us to maintain a minimum of $2,500,000 in shareholders’ equity. The letter further stated that we had 45 calendar days, or by October 20, 2025, to submit a plan to regain compliance with respect to the deficiency identified in the letter. We submitted the plan on October 20, 2025. On January 30, 2026, we announced that we had regained compliance with Nasdaq’s minimum shareholders’ equity requirement; however, such compliance is conditional on our ability to maintain compliance on an ongoing basis. There can be no assurance that we will be able to maintain compliance with Nasdaq’s continued listing requirements in the future. If we are delisted from Nasdaq, our ordinary shares may be eligible for trading on an over-the-counter market in the United States. In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our ordinary shares, it may be extremely difficult or impossible for shareholders to sell their ordinary shares in the United States. Moreover, if we are delisted from Nasdaq, but obtain a substitute listing for our ordinary shares in the United States, it will likely be on a market with less liquidity, and therefore, experience potentially more price volatility than experienced on Nasdaq. Shareholders may not be able to sell their ordinary shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if our ordinary shares are delisted from Nasdaq, the price of our ordinary shares is likely to decline. A delisting of our ordinary shares from Nasdaq could also adversely affect our ability to obtain financing for our operations and/or result in a loss of confidence by investors, or employees.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to the Securities Exchange Act of 1934 reporting obligations that, to some extent, are more lenient and less frequent than those applicable to a U.S. issuer.

We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. We intend to furnish quarterly reports to the SEC on Form 6-K for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act, although the information we furnish may not be the same as the information that is required in quarterly reports on Form 10-Q for U.S. domestic issuers. In addition, while U.S. domestic issuers that are not large-accelerated filers or accelerated filers are required to file their annual reports on Form 10-K within 90 days after the end of each fiscal year, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation FD (Fair Disclosure), aimed at preventing issuers from making selective disclosures of material information. Although we intend to make interim reports available to our shareholders in a timely manner, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

The dollar is our functional and reporting currency. However, a significant portion of our operating expenses, including personnel and facilities related expenses, are incurred in NIS. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or, if the NIS instead depreciates relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of depreciation of the NIS, or that the timing of such depreciation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar- denominated results of operations would be adversely affected. In 2025, the NIS appreciated by approximately 12.5% relative to the U.S. dollar, compared to a depreciation of 0.80% in 2024, a depreciation of 3.07% in 2023, and a depreciation of 13.2% in 2022. The rate of inflation in Israel was 2.6% in 2025, compared to 3.2% in 2024, and 4.2% and 5.3% in 2023 and 2022, respectively. Although we do not expect such appreciation and inflation to have a material adverse effect on our financial condition into fiscal 2026, we cannot predict any future trends in the rate of inflation in Israel or whether the NIS will appreciate or depreciate against the U.S. dollar. In addition, we may incur operating expenses denominated in Euros, and therefore, our operating results may also be subject to fluctuations due to changes in the U.S. dollar/Euro exchange rate. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS, the Euro and other foreign currencies against the U.S. dollar. Although we engage in currency hedging arrangements from time to time, these measures may not adequately protect us from fluctuations in the exchange rates of the NIS, the Euro and other foreign currencies in relation to the U.S. dollar (and/or from inflation of such foreign currencies) and involve costs and risk of their own.

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

Our stock price has been subject to considerable fluctuation since our initial public offering in February 2015. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their securities at or above the purchase price. The market price for our ordinary shares on Nasdaq may fluctuate as a result of a number of factors, some of which are beyond our control, including, among others:

●	we may not be able to complete the development of or redesign our products and technology, or redeploy our technology into other potentially viable products;

●	inability to complete the Merger;

●	inability to obtain the approvals necessary to commence further clinical trials and/or unsatisfactory results of clinical trials;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	any intellectual property infringement actions in which we may become involved;

●	announcements concerning our competitors or the medical device industry in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of, or involvement in, litigation;

●	any major changes in our Board of Directors or management;

●	legislation in the United States relating to the sale or pricing of medical device;

●	future substantial sales of our ordinary shares;

●	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares are covered by analysts;

●	the trading volume of our ordinary shares; or

●	natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the COVID-19 pandemic), boycotts, adoption or expansion of government trade restrictions, and other business restrictions.

In addition, the stock market in general, and Nasdaq in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. Broad market and industry factors may negatively affect the market price of our ordinary shares, regardless of our actual operating performance. Further, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly. See “Risk Factors - Risks Related to Ownership of our Ordinary Shares - We may be unable to maintain compliance with Nasdaq’s continued listing requirements, which could result in the delisting of our ordinary shares from the Nasdaq Capital Market.”

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

In general, we will be treated as a passive foreign investment company, or a PFIC, for any taxable year in which either (1) at least 75% of our gross income (including our pro rata share of the gross income of our 25% or more- owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our pro rata share of the assets of our 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in Item 10E “Additional Information-Taxation-U.S. Federal Income Taxation”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of our securities or the receipt of certain excess distributions from us and may be subject to additional reporting requirements. Based on the past and projected composition and classification of our income and assets, we believe that we were a PFIC for the taxable year ended December 31, 2025 and may be a PFIC for the taxable year ending December 31, 2026. Our actual PFIC status for our current taxable year or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our taxable year ending December 31, 2026 or any subsequent taxable year.

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

On March 25, 2024, we entered into the Apollo BCA. On September 4, 2025, we entered into the Parea APA to acquire certain assets relating to a Ghost Kitchen area representative business. On September 12, 2025, we entered into the Merger Agreement, pursuant to which MBody AI will become a wholly-owned subsidiary of the Company. Also on September 12, 2025, we entered into the BCA Termination Agreement, pursuant to which the Apollo BCA will terminate upon the closing of the Merger. The Merger was approved by our shareholders on November 14, 2025, and closing is anticipated in the first half of 2026. Upon closing of the Merger, the Company expects to change its name to “MBody AI Ltd.” or a similar name approved by the Israeli Registrar of Companies and continue as a publicly traded company on Nasdaq, with MBody AI’s business comprising its principal operations. At the effective time of the closing of the Merger, the Apollo BCA will be terminated by mutual consent of the parties such that no termination fee will be due to Apollo or the Company, so long as the Company continues to be open to future integration with Apollo. Upon the closing of the Merger, the loans made by the Company to Apollo that are currently outstanding will be converted into a 7.5% equity position in Apollo that will be owned by the Company, and each of the related loan agreements between the Company and Apollo will be cancelled for no further consideration

See “— Evaluation and Pursuit of Strategic Options” below for further details regarding the Apollo BCA, the Merger Agreement, the Parea APA and the ARC ELOC Facility.

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

Since our formation, we have not generated any significant revenue. We do not anticipate generating any significant revenue for the foreseeable future and we do not yet have any specific launch dates for our product. We incurred net income of $4.1 million in 2025, and net losses of $25.1 million in 2024, and $17.6 million in 2023, respectively. We expect that we will continue to generate losses from our operations for the foreseeable future. As of December 31, 2025, we had an accumulated deficit of $165.9 million and a total shareholders’ equity of $3.4 million. We have funded our operations to date primarily through equity financings, sales of ordinary shares and warrants, the exercise of warrants and other funding transactions and through grants from the IIA.

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

On March 25, 2024, we entered into the Apollo BCA. In May 2024, we reimbursed Apollo $3,808,815 pursuant to the provisions of the Apollo BCA. On September 8, 2024, our Board of Directors approved and ratified a Loan Agreement (the “September 2024 Loan Agreement”) with Apollo. Pursuant to the September 2024 Loan Agreement, we agreed to provide Apollo a loan in the principal amount of US$6.0 million. The principal outstanding under the loan will bear interest at 5% per annum, both before and after demand, default, and judgment, and will be payable annually in arrears. The aggregate amount of the loan and any accrued and unpaid interest thereon will be due and be paid on the date that is 30 days following the date the Apollo BCA is terminated, or the Check-Cap/Apollo Business Combination is consummated.

In addition, on September 8, 2024, our Board of Directors approved and ratified an amending letter (the “Amending Letter”) with Apollo. The Amending Letter amends the Apollo BCA and obligates Check-Cap to deposit US$11.0 million into a designated, segregated and interest-bearing bank account. Funds deposited into this account may be disbursed upon the mutual written agreement of the designated representatives of Apollo and Check-Cap (being their respective board chairs) in order to fund the pursuit of accretive acquisition targets or other growth initiatives of Apollo and for no other purpose. Any funds so disbursed will reduce the Net Cash Target (as defined in the Apollo BCA) on a dollar-for-dollar basis. In the event that the Apollo BCA is terminated, then, subject to the payment of any termination fees triggered by Section 9.3(c) of the Apollo BCA, funds remaining in the segregated account upon termination, together with interest earned thereon, will accrue to and will be for the account and benefit of Check-Cap.

On December 23, 2024, our Board of Directors approved a Loan Agreement (the “December 2024 Loan Agreement”) with Apollo. Pursuant to the December 2024 Loan Agreement, the Company agreed to provide Apollo a loan in the principal amount of US$6.0 million. The principal outstanding under the loan will bear interest at 5% per annum, both before and after demand, default, and judgment, and will be payable annually in arrears. The aggregate amount of the loan and any accrued and unpaid interest thereon will be due and be paid on the date that is 30 days following the date the Apollo BCA is terminated, or the Check-Cap/Apollo Business Combination is consummated.

The US$6.0 million loan will be funded from the previously created designated, segregated and interest-bearing bank account. Funds deposited into the Segregated Account may be disbursed upon the mutual written agreement of the designated representatives of Apollo and Check-Cap (being their respective board chairs) in order to fund the pursuit of accretive acquisition targets or other growth initiatives of Apollo and for no other purpose. Check-Cap and Apollo have identified acquisition targets and growth initiatives for which the proceeds of the US$6.0 million loan will be used.

As of December 31, 2025, US$2.1 million of the Segregated Account had been used for acquisition targets and growth initiatives, US$0.7 million had been used for certain expenses incurred by the Company, and US$2.2 million remained in the Segregated Account. In July 2025, in connection with the audit of the Company’s December 31, 2024 financial statements, the Company classified the $2.1 million used for acquisition targets and growth initiatives as a $2.1 million loan to Apollo and entered into a loan agreement with Apollo on the same terms as the December 2024 Loan Agreement to document such classification. Also, in July 2025, in connection with the audit of the Company’s December 31, 2024 financial statements, the Company classified the $2.2 million remaining in the Segregated Account as of December 31, 2024 as a $2.2 million loan to Apollo and entered into a loan agreement with Apollo on the same terms as the December 2024 Loan Agreement to document such classification, given that the Segregated Account is in the name of an affiliate of Apollo.

As of December 31, 2024, the Company had provided total loan funding of approximately $16.3 million to Apollo under a series of loan agreements. Management recorded a full allowance for credit losses against these loans under ASC 326, Financial Instruments – Credit Losses, as of December 31, 2024. During the six months ended June 30, 2025, management reversed the impairment and reinstated the loan receivable at $6,525,000, reflecting the recoverable 7.5% interest based on the management-assessed equity value of Apollo at June 30, 2025. On November 14, 2025, following the 98.01% shareholder vote in favor of the Merger at the 2025 Annual General Meeting, the Company recognized a noncash debt-for-equity exchange: the loan receivable of $6,525,000 was derecognized and an equity investment in Apollo was recognized at cost of $6,525,000 with no gain or loss recorded. See Note 14 to our audited consolidated financial statements presented elsewhere in this Annual Report. As of December 31, 2025, a payable to Apollo of approximately $1,400,000 is presented as a standalone liability, representing amounts paid by Apollo on behalf of the Company, net of settlements during the second half of 2025.

On September 4, 2025, we entered into the Parea APA with Parea to acquire certain assets relating to a Ghost Kitchen area representative business.

On September 12, 2025, we entered into the Merger Agreement, pursuant to which MBody AI will become a wholly-owned subsidiary of the Company. The Merger was approved by our shareholders on November 14, 2025, and closing is anticipated in the first half of 2026. Upon closing of the Merger, the Company expects to change its name to “MBody AI Ltd.” or a similar name approved by the Israeli Registrar of Companies and continue as a publicly traded company on Nasdaq, with MBody AI’s business comprising its principal operations. Check-Cap’s legacy business will continue its research and development activities. Check-Cap will continue to hold its legacy assets, consisting primarily of patents and proprietary medical equipment. The Merger is also expected to complement and create potential synergies with Check-Cap’s Ghost Kitchen franchise rights in New Jersey. At the effective time of the closing of the Merger, current MBody AI shareholders are expected to hold approximately 90% and current Check-Cap shareholders are expected to hold approximately 10% of the outstanding ordinary shares of the combined company on a fully diluted basis, subject to certain adjustments.

At the effective time of the closing of the Merger, the Apollo BCA will be terminated by mutual consent of the parties such that no termination fee will be due to Apollo or the Company, so long as the Company continues to be open to future integration with Apollo. Upon the closing of the Merger, the loans made by the Company to Apollo that are currently outstanding will be converted into a 7.5% equity position in Apollo that will be owned by the Company, and each of the related loan agreements between the Company and Apollo will be cancelled for no further consideration.

On December 17, 2025, we entered into the Purchase Agreement with ARC, pursuant to which ARC has committed to purchase up to $30.0 million of the Company’s ordinary shares.

MBody AI

Overview

MBody AI” is a Nevada corporation incorporated on October 7, 2024 and headquartered in Las Vegas, Nevada. MBody AI is an artificial intelligence technology company that designs, integrates, and manages AI-enabled robotic and software systems for large commercial environments, including hotels, casinos, convention centers, and other high-traffic facilities. MBody AI’s core business combines its proprietary AI software platform, the AI Orchestrator™, with robotic automation and data analytics to provide solutions for the hospitality, property management, and commercial cleaning sectors.

MBody AI provides turnkey solutions to enterprise customers, including hardware procurement, deployment, financing, and ongoing operational management of autonomous systems. MBody AI does not manufacture robots or autonomous hardware; rather, it procures third-party robotic equipment from suppliers and integrates such equipment with its proprietary software platform to deliver coordinated autonomous solutions to its customers. MBody AI’s customers include large-scale hospitality groups and other enterprises with complex operational environments.

On September 12, 2025, the Company entered into the Merger Agreement with MBody AI, pursuant to which MBody AI will become a wholly-owned subsidiary of the Company. For additional information regarding MBody AI and the Merger, see the Company’s Report on Form 6-K filed with the SEC on September 12, 2025, which includes the proxy statement for the Company’s annual general meeting of shareholders. For MBody AI’s audited financial statements as of December 31, 2024 and for the period from October 7, 2024 (date of formation) to December 31, 2024, and as of June 30, 2025 and for the six months then ended, see the Company’s Report on Form 6-K filed with the SEC on January 30, 2026.

Technology and Products

MBody AI’s AI Orchestrator platform is a proprietary, hardware-agnostic software platform designed to integrate and coordinate diverse robotic and autonomous systems within a single operating environment. The platform provides enterprise customers with a unified interface for managing heterogeneous robot fleets, enabling coordination, monitoring, and optimization of autonomous hardware from multiple original equipment manufacturers. The platform incorporates machine learning capabilities intended to enable the system to adapt and optimize its operations over time based on data collected from customer deployments.

The AI Orchestrator platform is deployed through a phased rollout of features, with certain capabilities delivered incrementally to customers. Customer deployments are typically customized to the specific requirements of each customer’s facilities and operating environments, and may involve coordination with customer personnel and third-party vendors.

MBody AI historically deployed robotic equipment at customer sites under 36-month lease agreements, with customers making fixed monthly lease payments that bundled the use of hardware together with maintenance, warranty, and service support. Beginning in 2025, MBody AI commenced a strategic transition toward a software-as-a-service (“SaaS”) and AI-platform subscription model, which is intended to emphasize recurring, higher-margin software revenues. Under this model, customers are provided continuous access to MBody AI’s proprietary software platform and AI-driven analytics suite. MBody’s subscription agreements range from 24-60 months.

MBody AI’s revenue is derived from the following sources:

●	AI Platform Subscription Revenue. Recurring monthly or annual fees charged to customers for access to MBody AI’s cloud-based platform, including fleet management, task scheduling, AI analytics dashboards, and model updates.

●	AI-Enabled Services Revenue. Fees for integration services, customization of AI models, data insights, and advanced analytics modules tailored to individual customer requirements.

●	Deployment and Support Revenue. Fees for installation, on-site setup, calibration, and initial operator training associated with new customer deployments.

●	Maintenance and Warranty Revenue. Fees for extended maintenance, service, and warranty support, typically over a 36-month term.

●	Hardware Enablement Revenue. Revenue from the delivery of robotic equipment procured from third-party vendors, which is provided to customers as part of MBody AI’s turnkey deployment model.

Market Opportunity

MBody AI operates in the markets for artificial intelligence, automation, and autonomous systems. The adoption of autonomous systems and robotics in enterprise environments has been increasing across a number of industry verticals, including hospitality, gaming, healthcare, and data center operations. MBody AI’s platform is designed to address the need of enterprise customers to coordinate and manage multiple autonomous systems from different manufacturers within a single integrated environment.

MBody AI’s target customers include large enterprises with complex, high-traffic operational environments that may benefit from the deployment of autonomous systems to improve operational efficiency. MBody AI has entered into arrangements with enterprise customers in the hospitality and gaming sectors and seeks to expand the scope and number of its customer deployments over time. MBody AI’s customers operate in regulated industries, and deployment of autonomous systems in certain jurisdictions may require regulatory approvals, licenses, or compliance with industry-specific rules, including gaming and safety regulations.

Competition

The markets for artificial intelligence, automation, and autonomous systems are rapidly evolving and highly competitive. MBody AI faces competition from companies that develop and deploy robotics and autonomous systems, as well as other technology companies that offer solutions for enterprise automation. New technologies, business models, and competitors may emerge that could reduce demand for MBody AI’s platform or render its offerings less competitive. MBody AI’s ability to compete successfully depends on a number of factors, including the functionality and reliability of its platform, the breadth of its hardware integrations, and its ability to continue to innovate and adapt to evolving market requirements.

Ghost Kitchens New Jersey

On September 5, 2025, the Company entered into the Parea APA, pursuant to which the Company acquired all right, title, and interest in a contract granting exclusive Ghost Kitchen area representative rights across the state of New Jersey. As consideration for the acquired assets, the Company issued 1,169,596 ordinary shares to Parea.

Ghost Kitchen operations involve commercial kitchen facilities that operate in non-retail environments and are designed exclusively for the preparation of food for take-out and delivery. As the exclusive area representative for Ghost Kitchen in New Jersey, the Company has the right to drive franchise sales, deliver training, and provide ongoing support to Ghost Kitchen franchisees throughout the state. Under the Ghost Kitchen Area Representative Agreement, the Company is entitled to receive 50% of all initial franchise fees and 50% of all ongoing royalties paid by Ghost Kitchen franchisees in New Jersey.

The acquisition of Ghost Kitchen franchise rights in New Jersey represents a component of the Company’s strategy to pursue revenue-generating opportunities while it evaluates and pursues strategic alternatives. The Company’s ability to generate revenue from the Ghost Kitchen area representative rights is dependent on the successful sale of Ghost Kitchen franchises in New Jersey and the ongoing operations of those franchisees. For additional information regarding the Parea APA, see the Company’s Report on Form 6-K filed with the SEC on September 5, 2025.

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

We have received grants from the Government of the State of Israel through the IIA (formerly the OCS) for the financing of a portion of our research and development expenditures and a portion of our expenditures relating to our transition to manufacturing pursuant to the Innovation Law and related regulations and guidelines. As of December 31, 2025, we had received funding from the IIA for research and development of our C-Scan in the aggregate amount of approximately $5.6 million. As of December 31, 2025, we had not paid any royalties to the IIA and had a contingent liability to the IIA with respect to such funding in the amount of approximately $6.2 million. In addition, in January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing. The final IIA grant amounted to approximately $620,000 (NIS 2.25 million) (along with a co-investment by us of the same amount), which we are not required to repay to the IIA, subject to the terms and conditions set forth in the grant approval, of which we received approximately $225,000 (NIS 816,075) in February 2023 and $82,000 (NIS 297,414) in January 2022. We may apply for additional IIA grants in the future; however, there is no assurance that such applications will be approved in the amount requested or at all. We cannot predict whether we will be entitled to any future grants, or the amounts of any such grants. See “Risk Factors - Risks Related to Our Operations in Israel - Pursuant to the terms of the Israeli government grants we received for research and development expenditures, we are obligated to pay certain royalties on our revenues to the Israeli government. In addition, the terms of Israeli government grants we received require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events.”

We incurred approximately $0, $0 and $8.3 million in research and development expenses, net (after deducting participation by government grants) for the years ended December 31, 2025, 2024, and 2023, respectively. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations- Financial Operations Overview-Research and Development Expenses, Net.”

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

The commercial sale of C-Scan will also be subject to extensive nuclear regulations in various jurisdictions around the world where the C-Scan capsule will be used, and we intend to comply with such regulations as they become applicable. We expect the commercial manufacture and distribution of C-Scan will also require us, or a company affiliated with us, to obtain a number of licenses and certifications related to nuclear regulatory compliance. We also expect that in commercialization, clinical centers/hospitals will need to obtain a number of licenses and certifications related to nuclear regulatory compliance.

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

Third-party payors in the United States began issuing coverage policies for capsule endoscopy in early 2002, subsequent to FDA approval and availability of the technology. Initially, reimbursement policies provided coverage for capsule endoscopy of the small bowel only for the diagnosis of obscure gastrointestinal bleeding. Subsequently, reimbursement coverage has been expanded to include other diagnoses.

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

C. Organizational Structure

On September 9, 2025, we formed CC Merger Sub Inc., a Nevada corporation and a direct, wholly owned subsidiary of Check-Cap. On May 15, 2015, we formed our wholly-owned subsidiary Check-Cap US, Inc., a Delaware corporation. On April 9, 2024, we formed our wholly-owned subsidiary Check-Cap Canada, Inc.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included in this Annual Report beginning on page F-1. The following discussion and analysis contain forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our evaluation and pursuit of strategic options, including the pending Merger with MBody AI, the Parea APA and the ARC ELOC Facility; our ability to consummate the Merger; the operations of the combined company following the closing of the Merger; our financing activities and ability to raise capital; our ability to maintain compliance with Nasdaq listing requirements; our results of operations; cash needs; financial condition, liquidity, prospects, growth and strategies; the industry in which we operate; our ongoing and planned product development and clinical trials and lack thereof; the timing of, and our ability to make, regulatory filings and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; the degree of clinical utility of our products, particularly in specific patient populations; our ability to develop commercial functions; and expectations regarding product launch and revenue. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by us with the U.S. Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Item 3D “Key Information - Risk factors,” the section titled “Forward-Looking Statement” and elsewhere in this Annual Report.

Overview

The Company is a clinical stage medical diagnostics company that develops C-Scan®, a capsule-based screening technology for the detection of precancerous colorectal polyps. In June 2023, the Company announced it was reducing its workforce significantly to reduce cash burn, concentrating its resources on essential research activities, discontinuing its calibration studies, and evaluating and pursuing strategic options. For a more detailed description of the Company’s business and strategic alternatives, see Item 4B “Information on Our Company — Business Overview.”

As a result of the Company’s evaluation and pursuit of strategic options, the Company entered into the Keystone BCA in August 2023, which was terminated in December 2023 after the transaction did not receive the requisite shareholder approval. In March 2024, the Company entered into the Apollo BCA. During the term of the Apollo BCA, the Company provided loans to Apollo and deposited funds into a segregated account, as described elsewhere in this Annual Report on Form 20-F. In September 2025, the Company entered into the Parea APA, pursuant to which the Company acquired exclusive Ghost Kitchen area representative rights in New Jersey in exchange for the issuance of 1,169,596 ordinary shares. On September 12, 2025, the Company entered into the Merger Agreement, pursuant to which MBody AI will become a wholly-owned subsidiary of the Company. The Merger was approved by the Company’s shareholders on November 14, 2025, and closing is anticipated in the first half of 2026. In December 2025, the Company entered into the Purchase Agreement, pursuant to which ARC committed to purchase up to $30.0 million of the Company’s ordinary shares, subject to certain limitations and conditions.

Since our formation, we have not generated any significant revenue. We incurred net income of $4.1 million in 2025, and net losses of $25.1 million in 2024, and $17.6 million in 2023, respectively. As of December 31, 2025, we had an accumulated deficit of approximately $165.9 million and total shareholders’ equity of $3.4 million. We expect that we will continue to incur losses from our operations for the foreseeable future.

We have funded our operations to date primarily through equity financings, sales of our ordinary shares and warrants, the exercise of warrants and other funding transactions and through grants from the IIA. In December 2025, we entered into the Purchase Agreement with ARC, which provides for the purchase of up to $30.0 million of the Company’s ordinary shares over a three-year period, subject to certain limitations and conditions. Our financing activities are described below under “Liquidity and Capital Resources.”

Our ability to continue as a going concern is dependent upon our ability to consummate the Merger, raise additional capital, including through the ARC ELOC Facility, and generate positive cash flows from operations. As further discussed in Note 2 to our consolidated financial statements in this Annual Report, substantial doubt is deemed to exist about our ability to continue as a going concern for the one-year period from the date of issuance of these financial statements. In the event we are unable to consummate the Merger or raise additional capital, we may need to pursue a plan to license or sell our assets, seek to be acquired by another entity, cease operations, and/or seek bankruptcy protection.

During the year ended December 31, 2024, management fully impaired the Apollo Loans (as defined below) due to uncertainty surrounding their recoverability, recording a full allowance for credit losses in accordance with ASC 326. During the six months ended June 30, 2025, based on new information regarding Apollo’s financial condition, including a management valuation analysis in September 2025 estimating Apollo’s equity value at approximately $87 million as of June 30, 2025, management determined that the original impairment indicators no longer existed and reversed the previously recorded impairment, reinstating the loan receivable at $6,525,000 — being 7.5% of the management-assessed equity value of Apollo at that date — in accordance with ASC 310-10-35-23.

On November 14, 2025, following the 98.01% vote of Check-Cap shareholders in favour of the Merger at the 2025 Annual General Meeting, the Company recognized a noncash debt-for-equity exchange under which the loan receivable of $6,525,000 was derecognized and an equity investment in Apollo was recognized at cost of $6,525,000, with no gain or loss recorded on exchange. A payable to Apollo of approximately $1,400,000 is presented as a standalone liability as of December 31, 2025, representing amounts paid by Apollo on behalf of the Company, net of settlements during the second half of 2025. For further discussion of the Apollo loan receivable, the impairment history, and the debt-for-equity exchange, see Note 14 to the consolidated financial statements and “Results of Operations” below.

For a more detailed description of our business and plans, see Item 4B “Information on Our Company — Business Overview.”

A. Operating Results

Financial Operations Overview

Revenue

We have not generated any significant revenue since our inception. To date, we have funded our operations primarily through equity financings, as well as from grants that we received from the IIA. If our product development efforts result in clinical success, regulatory approval and the successful commercialization, we expect to generate revenue from sales of C-Scan.

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

Research and Development Expenses, Net

Research and development activities have been central to our business model. Our total research and development expenses, net of participations in the years ended December 31, 2025, 2024, and 2023 were approximately $0, $0, and $8.3 million, respectively. All research and development expenses are expensed as incurred. In anticipation of the initiation of the strategic development plan, management terminated the majority of our research and development activities. For additional information, see “Information on Our Company - Business - Research and Development.”

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

Our research and development expenses, net, are net of grants for the research and development for C-Scan and for the transition from research and development to manufacturing that we have received from the Government of Israel through the IIA. Under the terms of the Innovation Law as currently in effect, in exchange for the research and development grants we received, we are required to pay the IIA royalties from our revenues up to an aggregate of 100% (which may be increased under certain circumstances) of the U.S. dollar-linked value of the grant, plus interest at the rate of 12-month LIBOR. Pursuant to regulations under the Innovation Law, the rate of royalty repayment is 3% or 4% of revenues (which may be increased under certain circumstances) from sales of products and services based on know-how funded by the IIA research and development grants we have received. As of December 31, 2025, we had received funding from the IIA for the research and development of C-Scan in the aggregate amount of approximately $5.6 million. As of December 31, 2025, we had not paid any royalties to the IIA and had a contingent obligation to the IIA in respect of such research and development grants in the amount of approximately $6.2 million. In addition, in January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing. The final IIA grant amounted to $620,000 (NIS 2.25 million) (along with a co-investment by us of the same amount), which we are not required to repay to the IIA, subject to the terms and conditions set forth in the grant approval, of which we received approximately $0 (NIS 0) in 2025 and 2024, and $225,000 (NIS 816,075) in February 2023. For additional information regarding the IIA grants, see Item 10E “Additional Information - Taxation - Israeli Tax Considerations and Government Programs - The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly the Encouragement of Industrial Research and Development Law, 5744-1984).” There can be no assurance that we will continue to receive grants from the IIA in amounts sufficient for our operations, if at all. See also Item 3D “Key Information - Risk Factors- Risks Related to Our Operations in Israel-Pursuant to the terms of the Israeli government grants we received for research and development expenditures, we are obligated to pay certain royalties on our revenues to the Israeli government. In addition, the terms of the Israeli government grants we received require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events.”

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

Finance Income, net

Our finance income, net in fiscal year 2025, 2024, and 2023consists primarily of interest earned on our cash equivalents and short-term bank deposits and changes in provision for royalties.

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

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in net operating loss carryforwards totaling approximately 129.6 million as of December 31, 2025. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. However, a tax loss that can be utilized in a certain tax year cannot be carried forward to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

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

Apollo Loan Receivable — Impairment, Reversal, and Debt-for-Equity Exchange

During 2024, the Company entered into a series of loan agreements with Apollo Technology Capital Corporation (“Apollo”, formerly known as Nobul AI Corp.) in connection with the Apollo BCA (the “Apollo Loans”), including the September 2024 Loan Agreement, the December 2024 Loan Agreement, the Third Apollo Loan, and the Fourth Apollo Loan. The aggregate principal of the Apollo Loans totaled approximately $16.3 million. The principal outstanding under each loan bore interest at 5% per annum.

Initial Impairment (Year Ended December 31, 2024)

During the year ended December 31, 2024, management determined that, due to uncertainty surrounding the recoverability of the Apollo Loans, the appropriate course was to fully impair the outstanding loan balances. At that time, Apollo exhibited severe financial distress, recurring operating losses, and negative working capital. In accordance with ASC 326, Financial Instruments — Credit Losses, management recorded a full allowance for credit losses of $16.5 million, reducing the net carrying value of the Apollo Loans to zero. The impairment was recognized within “Impairment of loans receivable” in the consolidated statement of operations for the year ended December 31, 2024.

Reversal of Impairment (Six Months Ended June 30, 2025)

During the six months ended June 30, 2025, new information regarding Apollo’s financial condition became available, including a management valuation analysis in September 2025 which estimated Apollo’s equity value at approximately $87 million as of June 30, 2025. This represented a significant improvement compared to the conditions that existed as of December 31, 2024. Management determined that the original impairment indicators no longer existed and that the previously impaired receivable should be re-recognized in accordance with ASC 310-10-35-23. Accordingly, the Company reversed the previously recorded impairment and reinstated the recoverable portion of the loan receivable at $6.5 million, representing 7.5% of the management-assessed equity value of Apollo at June 30, 2025. The reversal of impairment of $6.5 million was recognized as a credit loss recovery in the consolidated statement of operations. The reinstated loan receivable was presented net of a payable owed by the Company to Apollo of $2.2 million, giving a net carrying value of $4.3 million as reported in the Form 6-K filed December 30, 2025.

Debt-for-Equity Exchange (November 14, 2025)

On June 30, 2025, the Company entered into an Exchange Agreement (the “Exchange Agreement”) with Apollo under which the exchange indebtedness — comprising the Apollo Loans and certain third-party notes held for the benefit of the Company, totaling approximately $16.3 million in aggregate principal — would be exchanged for common shares of Apollo representing a 7.5% shareholding at the date of issuance. The Exchange Agreement was conditional on the completion of the Merger .

On November 14, 2025, Check-Cap shareholders voted 98.01% in favor of the Merger at the 2025 Annual General Meeting, at which point the closing condition in the Exchange Agreement ceased to be substantive. Accordingly, the Company recognized the debt-for-equity exchange for accounting purposes on November 14, 2025. The loan receivable of $6.5 million was derecognized and an equity investment in Apollo was recognized at cost of $6.5 million — being the carrying value of the consideration surrendered — with no gain or loss recorded on exchange.

The equity investment in Apollo is carried at cost of $6.5 million under the ASC 321 measurement alternative. A payable to Apollo of approximately $1.4 million is presented as a standalone liability as of December 31, 2025, representing amounts paid by Apollo on behalf of the Company, net of settlements during the second half of 2025. The closing of the Merger remains subject to Nasdaq listing approval for the combined entity; no further accounting impact is anticipated from the closing. For further information, see Note 14 to the consolidated financial statements.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

	Year Ended December 31,
	2025	2024
	(US$ in thousands, except per share data)
Research and development expenses, net	$-	$-
General and administrative expenses	2,373	9,462
Operating income (loss)	(2,373)	(9,462)
Impairment of loans receivable	-	(16,487)
Income on Debt Extinguishment and Conversion	6,525	-
Finance income, net	(12)	800
Net income (loss)	$4,140	$(25,149)

Operating Income (Loss). Our operating loss for the year ended December 31, 2025 was approximately $2.4 million, as compared with approximately $9.5 million for the year ended December 31, 2024, a decrease of approximately $7.1 million. The decrease was primarily attributable to lower general and administrative expenses in 2025.

Finance Income, net. Our finance income, net for the year ended December 31, 2025 was approximately $0.01 million, as compared to approximately $0.8 million for the year ended December 31, 2024, a decrease of approximately $0.8 million. The decrease was primarily attributable to higher bank charges exceeding interest income in 2025, as well as lower interest income on short-term deposits.

Net Income (Loss). Our net income for the year ended December 31, 2025 was approximately $4.1 million, as compared to a net loss of approximately $25.1 million for the year ended December 31, 2024, an increase of approximately $29.3 million.

Research and Development Expenses, net. Research and development expenses, net for the years ended December 31, 2025 and 2024 were $0.

	2025	2024	Change
	(US$ in thousands)
Salaries and related expenses	$200	$799	$(599)
Share-based compensation	(12)	12	(24)
Professional services	-	-	-
Office rent and maintenance	105	81	24
Depreciation	-	161	(161)
Amortization	34	-	34
Other general and administrative expenses	2,046	8,409	(6,363)
Total general and administrative expenses	$2,373	$9,462	$(7,089)

General and Administrative Expenses. Our general and administrative expenses for the year ended December 31, 2025 were approximately $2.4 million, as compared to approximately $9.5 million for the year ended December 31, 2024, a decrease of approximately $7.1 million. The decrease was primarily attributable to lower other general and administrative expenses, as well as decreases in salaries and related expenses and depreciation.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

	Year Ended December 31,
	2024	2023
	(US$ in thousands, except per share data)
Research and development expenses, net	$-	$8,311
General and administrative expenses	9,462	9,550
Impairment of fixed assets	-	1,426
Operating loss	9,462	19,287
Impairment of loans receivable	(16,487)	-
Finance income, net	800	1,719
Net loss	$25,149	$17,568

Operating Loss. Our operating loss for the year ended December 31, 2024 was approximately $9.5 million, as compared with approximately $19.3 million for the year ended December 31, 2023, a decrease of approximately $9.8 million. The decrease was primarily attributable to the absence of research and development expenses in 2024.

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

B. Liquidity and Capital Resources

Sources of Liquidity

To date, we have funded our operations primarily through equity financings consummated prior to our initial public offering, our initial public offering, private placements, registered direct and underwritten public offerings, our warrant exercise transaction and grants that we received from the IIA (formerly the OCS) and the BIRD Foundation. In addition, in December 2025 we entered into the Purchase Agreement to establish the ARC ELOC Facility. As of December 31, 2025, we had approximately $1,600 of cash and cash equivalents, including restricted cash, and had invested most of our available cash in short term bank deposits.

During the first quarter of 2021, certain warrant holders exercised warrants to purchase 1,210,235 ordinary shares at exercise prices ranging from $15 to $16 per share, for total gross proceeds of approximately $19.2 million. On July 2, 2021, we consummated a registered direct offering of 1,296,297 ordinary shares and warrants to purchase up to 1,296,297 ordinary shares at a combined purchase price of $27 per share and accompanying warrant, for aggregate gross proceeds of approximately $35.0 million, or the July 2021 Offering. On March 3, 2022, we consummated a registered direct offering of 1,000,000 ordinary shares and warrants to purchase up to 750,000 ordinary shares at a combined purchase price of $10 per share and accompanying warrant, for aggregate gross proceeds of $10.0 million, or the March 2022 Offering. In connection with the March 2022 Offering, certain warrants to purchase up to 926,297 ordinary shares issued in the July 2021 Offering were amended to have a reduced exercise price of $13 per share and an extended exercise period to January 2, 2025. As of December 31, 2025, warrants to purchase 84,996 ordinary shares remained outstanding.

Since our inception through December 31, 2025, we had received funding from the IIA for research and development of C-Scan in the aggregate amount of approximately $5.6 million, of which $31,000 was received in the year ended December 31, 2020. We did not receive IIA funding for research and development for the years ended December 31, 2025 and 2024. As of December 31, 2025, we had not paid any royalties to the IIA and had a contingent obligation to the IIA with respect to such funding in the amount of approximately $6.2 million. In addition, in January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing. The final IIA grant amounted to $620,000 (NIS 2.25 million) (along with a co-investment by us of the same amount), which we are not required to repay to the IIA, subject to the terms and conditions set forth in the grant approval, of which we received approximately $0 (NIS 0) in 2025 and 2024, and $225,000 (NIS 816,075) in February 2023. Royalties associated with the grant plan mentioned are not anticipated to be payable in the foreseeable future and have been accounted for as a reduction in research and development expenses in the corresponding years.

On July 13, 2014, we entered into a cooperation and project funding agreement with the BIRD Foundation and Synergy and during 2014-2017, we, together with Synergy, had received funding from the BIRD Foundation in the aggregate amount of approximately $127,000. We do not anticipate to receive additional funding from the BIRD Foundation for the project, which is no longer active. As of December 31, 2025, the Company had not paid any royalties to the BIRD Foundation and had a contingent obligation to the BIRD foundation in the amount of approximately $209,000. Royalties associated with the grant plan mentioned are not anticipated to be payable in the foreseeable future and have been accounted for as a reduction in research and development expenses in the corresponding years.

We are a clinical and development-stage medical diagnostics company and have not yet generated revenues. We have historically incurred net losses since we commenced operations in 2009. We incurred net income of $4.1 million in 2025, and net losses of $25.1 million and $17.6 million in 2024 and 2023, respectively. As of December 31, 2025, our accumulated deficit was $165.9 million. The extent of our future operating losses and the timing of becoming profitable are uncertain.

As further discussed in Note 2 to our consolidated financial statements in this Annual Report, substantial doubt is deemed to exist about our ability to continue as a going concern for the one-year period from the date of issuance of these financial statements. Our ability to continue as a going concern is dependent upon our ability to consummate the Merger, raise additional capital, including through the ARC ELOC Facility, and generate positive cash flows from operations.

Furthermore, Management has determined that, due to uncertainty surrounding the recoverability of the loans related to the September 2023 Loan Agreement, the December 2024 Loan Agreement, the First July 2025 Loan Agreement and the Second July 2025 Loan Agreement (collectively the “Apollo Loans”), the appropriate and conservative course is to fully impair the Apollo Loans as of December 31, 2024. This assessment was made in accordance with Accounting Standards Codification (“ASC”) 326 Financial Instruments — Credit Losses. During the six months ended June 30, 2025, new information regarding Apollo’s financial condition became available, including a management valuation analysis in September 2025 which estimated Apollo’s equity value at approximately $87 million as of June 30, 2025. This represented a significant improvement compared to the conditions that existed as of December 31, 2024. Management determined that the original impairment indicators no longer existed and that the previously impaired receivable should be re-recognized in accordance with ASC 310-10-35-23. Accordingly, the Company reversed the previously recorded impairment and reinstated the recoverable portion of the loan receivable at $6.5 million, representing 7.5% of the management-assessed equity value of Apollo at June 30, 2025. The reversal of impairment of $6.5 million was recognized as a credit loss recovery in the consolidated statement of operations. The reinstated loan receivable was presented net of a payable owed by the Company to Apollo of $2.2 million, giving a net carrying value of $4.3 million as reported in the Form 6-K filed December 30, 2025. See “Results of Operations” for additional information on the Apollo Loans.

As we continue to conserve cash and evaluate strategic alternatives, including the Merger, we anticipate that we will need to raise substantial additional financing in the future to fund our operations. In order to meet these additional cash requirements, we may incur debt, license certain intellectual property, and seek to sell additional equity or convertible securities that may result in dilution to our shareholders. If we raise additional funds through the issuance of equity or convertible securities, these securities could have rights or preferences senior to those of our ordinary shares and could contain covenants that restrict our operations. There can be no assurance that we will be able to obtain additional equity or debt financing on terms acceptable to us, if at all. Our future capital requirements will depend on many factors, including:

●	our ability to obtain funding from third parties, including any future collaborative partners;

●	our ability to consummate the Merger and integrate the operations of MBody AI;

●	costs associated with the Merger and related transactions;

●	our ability to raise capital through the ARC ELOC Facility or other financing transactions;

●	the costs of operating the Ghost Kitchen area representative business;

●	the costs of filing, prosecuting, defending and enforcing patents, patent applications, patent claims, trademarks and other intellectual property rights;

●	any product liability or other lawsuits related to our product;

●	the expenses needed to attract and retain skilled personnel;

●	the costs and timing of future commercialization activities, including product manufacturing, marketing, sales, and distribution;

●	the revenue, if any, received from commercial sales of our product;

●	the general and administrative expenses related to being a public company;

●	the effect of competition and market developments

●	future clinical trial results, if any; and

●	the political and security situation in Israel.

Historical Cash Flows

The following table summarizes our statement of cash flows for the years ended December 31, 2025, 2024, and 2023.

	Year Ended December 31,
	2025	2024	2023
	US$ (in thousands)
Net cash used in operating activities	$(46)	$(8,004)	$(16,954)
Net cash used in investing activities	$48	$(840)	$21,356
Net cash provided by financing activities	$-	$-	$-

Operating Activities

Net cash used in operating activities for the year ended December 31, 2025 was $0.05 million, as compared to $8.0 million for the year ended December 31, 2024. The decrease was primarily attributable to lower operating costs.

Investing Activities

Net cash flows from investing activities for the year ended December 31, 2025 were approximately $0.05 million, as compared to net cash used in investing activities of approximately $0.8 million for the year ended December 31, 2024. The increase was primarily attributable to lower investment in short-term bank deposits in 2025.

Financing Activities

There was no net cash provided by financing activities for the years ended December 31, 2025 and 2024.

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

For additional information on the capital expenditures related to our strategics transactions, see Item 3D “Key Information - Risk Factors-Risks Related to Our Financial Position.”

We have operating lease obligations consisting of payments pursuant to a lease agreement for office facilities in effect as of December 31, 2025. See Note 5 to our audited consolidated financial statements presented elsewhere in this Annual Report.

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

In September 2025, we entered into the Parea APA, pursuant to which we acquired exclusive Ghost Kitchen area representative rights in New Jersey in exchange for the issuance of 1,169,596 ordinary shares. In December 2025, we entered into the Purchase Agreement, pursuant to which ARC committed to purchase up to $30.0 million of our ordinary shares, subject to certain limitations and conditions.

Recent Accounting Pronouncements

See Note 2 to our audited consolidated financial statements presented elsewhere in this Annual Report for a description of the recent accounting policies.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

The following table sets forth information for our executive officers and directors as of April 27, 2026. Unless otherwise stated, the address for our directors and executive officers is c/o Check-Cap Ltd., 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel.

Name(1)	Age	Position(s)
David Lontini	45	Interim Chief Executive Officer and Chairman of the Board of Directors
Alan Lewis	51	Chief Financial Officer
Carlos Cheung	35	Director
Michael Hutton	54	Director
Daniel Kokiw	53	Director

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

B. Compensation of Directors and Executive Officers

The aggregate compensation paid and share-based compensation and other payments expensed by us to our directors and executive officers with respect to the year ended December 31, 2025 was $0.2 million. At our 2023 annual general meeting held on December 18, 2023, our shareholders approved, following the approval of our Compensation Committee and Board of Directors, the payment to each of our directors of the following fees: (i) an annual fee of $25,000 for service on the Board of Directors and $2,500 for service on the Audit Committee; and (ii) a per meeting fee of $850 for each meeting of the Board of Directors or any committee thereof attended in person or via telephone or any resolution approved by written consent. In addition, our shareholders approved an annual fee of (i) $10,000 for service as Chairman of the Board of Directors (other than an Active Chairman, who may be entitled to an increased fee in accordance with our Compensation Policy) and (ii) $5,000 for service as Chairman of the Audit Committee. Our directors also benefit from directors’ and officers’ indemnification and exculpation agreements as well as from our directors’ and officers’ liability insurance policy. The directors are also entitled to reimbursement of expenses (including travel, stay and lodging), subject to the Israeli Companies Law and the regulations promulgated thereunder, and in accordance with our company practices and our Compensation Policy for Executive Officers and Directors, or the Compensation Policy. The foregoing fees are the same annual and per meeting fees that have been paid to our directors since our 2017 annual general meeting.

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

In connection with Mr. Lewis’ appointment as Chief Financial Officer, we entered into a Services Agreement by and between Check-Cap and Mr. Lewis (the “Services Agreement”). Pursuant to the terms of the Services Agreement, we will pay Mr. Lewis a monthly fee in an amount equal to US$12,000 in consideration of his services.

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

On July 18, 2025, we appointed Mr. David Lontini to serve as the Interim Chief Executive Officer of the Company. In connection with such appointment, Mr. Lontini ceased serving as a member of the Nominating Committee, the Compensation Committee and the Audit Committee of the Board but remains a director of the Company and the chair of the Board.

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

Nominating Committee

Our Board of Directors has established a Nominating Committee, whose role is to select and recommend to the Board of Directors for selection, director nominees, while considering the appropriate size and composition of the Board of Directors, the requirements of applicable law regarding service as a member of our Board of Directors and the criteria for the selection of new members of the Board of Directors. While our Board of Directors elected to rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules with respect to the process of nominating directors and determined that our Nominating Committee need not be composed solely of independent directors (within the meaning of Nasdaq Listing Rules), our Nominating Committee currently consists solely of independent directors. The Nominating Committee is currently comprised of the following directors: Michael Hutton, Daniel Kokiw, and Carlos Cheung. Daniel Kokiw serves as the Chairman of the Nominating Committee.

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

D. Employees

As of December 31, 2025, we had a limited number of employees and independent contractors. Under Israeli law, we and our employees are subject to protective labor provisions, including the length of the workday, minimum wages for employees, annual leave, sick pay, determination of severance pay and advance notice of termination of employment, as well as procedures for hiring and dismissing employees and equal opportunity and anti-discrimination laws. While none of our employees are party to any collective bargaining agreements, orders issued by the Israeli Ministry of Economy and Industry may make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as the length of the workday and week, recuperation pay, travel expenses and pension rights. We have never experienced labor-related work stoppages and believe that our relationships with our employees are a significant part of our operations and that we maintain a good and positive relationship with our employees.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 1, 2026, by each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

The percentage of beneficial ownership of our ordinary shares is based on 7,020,502 ordinary shares, NIS 48.00 par value per share, outstanding as of January 31, 2026. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All ordinary shares subject to options and warrants that are currently exercisable or exercisable within 60 days of March 1, 2026, and underlying RSUs that are scheduled to vest within 60 days of March 1, 2026, are deemed to be outstanding and beneficially owned by the shareholder holding such options, warrants or RSUs for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, warrant or RSU. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

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

	Ordinary Shares Beneficially Owned
	Number	Percent
5% or Greater Shareholders
Vijay Ramanathan (1)	360,000	5.1%
Symetryx Corporation (2)	338,626	4.8%
EquityLine Alternate Assets GP Inc.(3)	762,724	10.9%
Parea LLC	1,169,596	16.7%
Directors and Executive Officers
Alan Lewis	-	-
David Lontini	-	-
Carlos Cheung	-	-
Michael Hutton	-	-
Daniel Kokiw	-	-

All directors and executive officers as a group (5 persons)	-	-

(1)	Based solely upon, and qualified in its entirety with reference to, Schedule 13G filed with the SEC on December 18, 2023. The address of the reporting person is 20 Adelaide St E, Suite 1105, Toronto, ON M5C 2T6, Canada.

(2)	Based solely upon, and qualified in its entirety with reference to, Schedule 13D filed with the SEC on September 29, 2023, as amended on October 30, 2023 and November 14, 2023. The address of the reporting person is 2828 Bathurst Street, Suite 400, Toronto, Canada M6B3A7.

(3)	Based solely upon, and qualified in its entirety with reference to, Schedule 13D/A filed with the SEC on April 1, 2024, as amended on April 8, 2024. Sergiy Shchavyelyev, as the sole director of EquityLine Alternate Assets GP Inc., may be deemed to beneficially own the 762,724 Shares owned by EquityLine Alternate Assets GP Inc. The address of the reporting person is 550 Highway 7 East, 338 Richmond Hill, Ontario L4B 3Z4.

As of March 1, 2026, based on information provided to us by our transfer agent in the United States and other information reasonably available to us, we had 77 holders of record of our ordinary shares in the United States.

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

B. Related Party Transactions

Other than the executive and director compensation, executive officer employment agreements, indemnification and exculpation arrangements and directors’ and officers’ liability insurance policy discussed in “Management,” and the transactions described below, since January 1, 2021, we have not been or are not a party to any related party transactions. The descriptions provided below are summaries of the terms of such agreements, do not purport to be complete and are qualified in their entirety by the complete agreements. In addition, we note that certain shareholders of Check-Cap are also shareholders of Apollo.

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

Transactions with Check-Cap LLC and the Members and Manager of Check-Cap LLC

On May 31, 2009, we entered into an asset transfer agreement with Check-Cap LLC pursuant to which Check-Cap LLC transferred all of its business operations and substantially all of its assets to us. Our shareholders’ holdings on the date of the asset transfer transaction reflected their interests as members of Check-Cap LLC. In the framework of the asset transfer agreement and under the Shareholders Agreement, we undertook to use commercially reasonable efforts to procure that distributions or advance funds are made to our shareholders holding (at the date of the transaction) ordinary shares, Series A preferred shares and/or Series B preferred shares (i.e., the shareholders who are also members of Check-Cap LLC), as would be necessary to eliminate the tax impact on such shareholders of the Reorganization and the transfer of all of the business operations and substantially all of the assets from Check-Cap LLC to us. Notwithstanding the foregoing, we will not advance payments to such shareholders to address the fact that they will no longer receive a “pass through” of losses generated by us as they previously received while owning units of Check-Cap LLC. These advances, if and to the extent made, will be deducted from any distributions such shareholders are entitled to receive from us. Since we do not expect to be profitable in year 2025, the liability based on the discounted outflows is $0. As a result, as of December 31, 2025, the balance of the reimbursement liability totaled $0 ($0 as of December 31, 2024 and $0 as of December 31, 2023).

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

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

See Item 18 “Financial Statements.”

Legal Proceedings

From time to time, we may be involved in litigation that arises through the normal course of business. The following legal proceedings were pending as of December 31, 2025.

On October 7, 2024, a minority shareholder of the Company filed an application in the Haifa District Court (the “Court”) seeking certification of a shareholders’ derivative lawsuit against the Company, certain present and former directors, and a third party. The claim seeks damages in excess of NIS 2.5 million (approximately $784,000) and relates primarily to corporate governance matters, including the validity of certain board decisions and the legality of certain corporate transactions. We filed a response with the Court requesting that certification of the claim as a derivative action be denied. The parties are currently engaged in mediation.

We believe the claims in the derivative action are without merit and we intend to defend vigorously against this action.

During 2024, two former senior executives filed separate claims against the Company seeking an aggregate of approximately NIS 620,000 (approximately $195,000) in respect of alleged unpaid compensation and contractual entitlements following the termination of their respective engagements. We have denied both claims. Statements of Defense were filed in both matters and management believes it is probable the Company will be successful in defending against both claims.

Also during 2024, a former legal services provider filed a claim seeking approximately NIS 175,000 (approximately $55,000) for alleged unpaid legal fees. We have denied the claim, a Statement of Defense has been filed, and the parties are engaged in concurrent mediation proceedings. Management believes it is probable the Company will be successful in defending against this claim.

In September 2024, we ceased making rent payments in respect of our leased premises in Usfiyeh, Israel. The landlord commenced legal proceedings against us and an eviction order was subsequently granted by the court. We have engaged legal counsel in connection with this matter. We have ceased active business operations at the facility, and certain Company property and documentation remain on the premises pending resolution of access and logistical matters. The landlord’s claim for unpaid rent and damages totals approximately NIS 207,000 (approximately $65,000). For further information, see Note 8C to our audited consolidated financial statements.

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

B. Significant Changes

Except as disclosed elsewhere in this Annual Report and in Note 17 to our audited consolidated financial statements, there have been no other significant changes since December 31, 2025, until the date of the filing of this Annual Report.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our units were listed on the Nasdaq Capital Market on February 19, 2015 under the symbol “CHEKU.” Prior to that date, there was no public trading market for our securities. Our initial public offering was priced at $1,440 per unit on February 20, 2015. Each unit consisted of one ordinary share and one-half of a Series A Warrant to purchase one ordinary share. Each unit was issued with one and one-half non-transferrable Long Term Incentive Warrants. On March 18, 2015, the units separated and ceased to exist. Since such date, our ordinary shares and Series A Warrants were listed on the Nasdaq Capital Market under the symbols “CHEK” and “CHEKW”, respectively. The Series A Warrants expired on February 24, 2020 and ceased to be listed on the Nasdaq Capital Market since February 20, 2020. The Long Term Incentive Warrants expired on February 24, 2022. Since May 1, 2023, our Series C Warrants are no longer listed on the Nasdaq Capital Market. On April 4, 2018, we effected a 1-for-12 reverse share split of our ordinary shares. On November 23, 2022, we effected a 1-for-20 reverse share split of our ordinary shares. On December 1, 2025, we changed our ticker symbol from “CHEK” to “MBAI” effective at the opening of trading on December 2, 2025.

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

Merger Agreement with MBody AI

On September 12, 2025, the Company, Merger Sub, and MBody AI entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will merge with and into MBody AI, with MBody AI surviving the Merger as a direct, wholly-owned subsidiary of the Company.

At the effective time of the Merger, each share of MBody AI capital stock outstanding immediately prior to the effective time (excluding treasury shares and certain excluded shares) will be converted solely into the right to receive a number of Check-Cap ordinary shares such that, following the effective time, holders of MBody AI capital stock will own ninety percent (90%) of the issued and outstanding Check-Cap ordinary shares on a fully diluted basis. No fractional Check-Cap ordinary shares will be issued in connection with the Merger.

The Merger Agreement contains customary representations, warranties, and covenants made by the parties, including covenants relating to obtaining requisite shareholder approvals, indemnification of directors and officers, and the conduct of each party’s business between the date of the Merger Agreement and the closing. The closing of the Merger is subject to the satisfaction or waiver of certain conditions, including, among other things: (i) the absence of any order or law preventing the consummation of the transactions; (ii) approval by both Check-Cap and MBody AI shareholders; (iii) the expiration or termination of any applicable antitrust waiting periods; and (iv) the parties’ commercially reasonable efforts to secure a private financing on terms reasonably acceptable to each of the parties.

The Merger Agreement may be terminated by either party if the Merger has not been consummated by June 30, 2026, subject to certain exceptions. The Merger Agreement also provides for certain termination fees. Under specified circumstances, the Company may be required to pay MBody AI an expense reimbursement fee of up to $1,500,000, and in certain other circumstances, the Company may be required to pay MBody AI a termination fee of $2,500,000.

For U.S. federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger was approved by the Company’s shareholders on November 14, 2025, and closing is anticipated in the first half of 2026. The Apollo BCA is expected to be terminated in connection with the closing of the Merger.

Business Combination Agreement with Apollo

On March 25, 2024, the Company entered into the Apollo BCA, pursuant to which a wholly-owned subsidiary of Apollo was to merge with and into the Company, with the Company surviving as a direct, wholly-owned subsidiary of Apollo. Under the exchange ratio formula in the Apollo BCA, Check-Cap security holders were expected to own approximately 15% and Apollo security holders were expected to own approximately 85% of the combined entity on a fully diluted basis, subject to certain net cash adjustments. In May 2024, the Company reimbursed Apollo $3,808,815 pursuant to the provisions of the Apollo BCA.

The Apollo BCA remains in effect as of the date of this Annual Report and is expected to be terminated in connection with the closing of the Merger with MBody AI.

Apollo Loan Agreements and Segregated Account

During 2024 and 2025, the Company entered into a series of loan agreements with Apollo, including the September 2024 Loan Agreement ($6.0 million), the December 2024 Loan Agreement ($6.0 million), the First July 2025 Loan Agreement ($2.1 million), and the Second July 2025 Loan Agreement ($2.2 million). The principal outstanding under each loan bears interest at 5% per annum and is payable 30 days following the termination of the Apollo BCA or the consummation of the business combination contemplated thereunder.

In addition, on September 8, 2024, the Company entered into the Amending Letter with Apollo, which amended the Apollo BCA and obligated the Company to deposit $11.0 million into a designated, segregated and interest-bearing bank account (the “Segregated Account”). Funds deposited into the Segregated Account may be disbursed upon the mutual written agreement of the designated representatives of Apollo and the Company in order to fund the pursuit of accretive acquisition targets or other growth initiatives of Apollo and for no other purpose. In the event that the Apollo BCA is terminated, then, subject to the payment of any termination fees triggered by Section 9.3(c) of the Apollo BCA, funds remaining in the Segregated Account upon termination, together with interest earned thereon, will accrue to and will be for the account and benefit of the Company.

As of December 31, 2025, $2.1 million of the Segregated Account had been used for acquisition targets and growth initiatives, $0.7 million had been used for certain expenses incurred by the Company, and $2.2 million remained in the Segregated Account. In July 2025, in connection with the audit of the Company’s December 31, 2024 financial statements, the Company classified the $2.1 million used for acquisition targets and growth initiatives and the $2.2 million remaining in the Segregated Account as loans to Apollo and entered into loan agreements with Apollo on the same terms as the December 2024 Loan Agreement to document such classifications, given that the Segregated Account is in the name of an affiliate of Apollo.

For a discussion of the impairment and subsequent reversal of the Apollo Loans, see Item 5A “Operating and Financial Review and Prospects — Results of Operations.”

Asset Purchase Agreement with Parea

On September 5, 2025, the Company entered into the Parea APA, pursuant to which the Company acquired all right, title, and interest in a contract granting exclusive Ghost Kitchen area representative rights across the state of New Jersey. As consideration for the acquired assets, the Company issued 1,169,596 ordinary shares to Parea LLC. For a description of the Ghost Kitchen area representative business, see Item 4B “Information on Our Company — Business Overview — Parea.”

Purchase Agreement with ARC

In December 2025, the Company entered into the Purchase Agreement with ARC, pursuant to which ARC committed to purchase up to $30.0 million of the Company’s ordinary shares over a period of three years from the effective date of the registration statement filed in connection therewith. The Company may direct ARC to purchase ordinary shares by delivering advance notices from time to time, subject to certain conditions and limitations. In consideration for ARC’s commitment under the Purchase Agreement, the Company issued 267,857 ordinary shares as a commitment fee, having an aggregate value of $450,000.

The purchase price for shares sold pursuant to the first advance notice is 97% of the lowest daily volume weighted average price of the ordinary shares during three consecutive trading days commencing on the date the advance notice is received by ARC. Any sale of ordinary shares pursuant to the Purchase Agreement is subject to certain limitations, including that ARC and its affiliates may not own more than 9.99% of the then outstanding ordinary shares at any time. In addition, the aggregate number of ordinary shares that the Company may issue to ARC under the Purchase Agreement may not exceed 19.99% of the ordinary shares outstanding as of the date of the Purchase Agreement (the “Exchange Cap”), unless the Company obtains the requisite shareholder approval or Nasdaq grants an exception; provided that because the Company as a foreign private issuer follows home country practice, the Exchange Cap does not apply.

In connection with the Purchase Agreement, the Company filed a Registration Statement on Form F-1 with the SEC on January 30, 2026, as amended on February 2, 2026, which became effective on February 23, 2026, registering the resale by ARC of up to 2,000,000 ordinary shares issuable under the Purchase Agreement.

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

The Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984)

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984), referred to as the Innovation Law, research and development programs that meet specified criteria and are approved by the IIA are eligible for grants. As of December 31, 2025, we had received funding from the IIA for the financing of a portion of our research and development expenditures for C-Scan in the aggregate amount of approximately $5.6 million. As of December 31, 2025, we had not paid any royalties to the IIA and had a contingent liability to the IIA with respect to such funding in the amount of approximately $6.2 million. In addition, in January 2021, we received an IIA grant approval to support the funding of our transition from research and development to manufacturing. The final IIA grant amounted to $620,000 (NIS 2.25 million) (along with a co-investment by us of the same amount), subject to the terms and conditions set forth in the grant approval, which we are not required to repay to the IIA, of which we received approximately $0 (NIS 0) in 2025 and 2024, and $225,000 (NIS 816,075) in February 2023.

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

We believe that we were a PFIC for the taxable year ended December 31, 2025 and may be a PFIC for the taxable year ending December 31, 2026. Our PFIC status for our current taxable year or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our taxable year ending December 31, 2026 or any subsequent taxable year.

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

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect this Annual Report on such website.

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

During the year ended December 31, 2025, the exchange rate between the U.S. dollar and the NIS decreased by 12.5% and the exchange rate between the U.S. dollar and the Euro decreased by 2.5%. During the year ended December 31, 2024, the exchange rate between the U.S. dollar and the NIS increased by 1.09% and the exchange rate between the U.S. dollar and the Euro increased by 5.25%. During the year ended December 31, 2023, the exchange rate between the U.S. dollar and the NIS increased by 3.07% and the exchange rate between the U.S. dollar and the Euro decreased by 4.26%.

Interest Rate Risk

The primary objective of our investment activities is to preserve principal while maximizing the interest income we receive from our investments, without increasing risk. Currently, we have short-term bank deposits, which are held primarily in interest-bearing accounts..

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

Item 14. Material Modifications to The Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures. Our management, including our Interim Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report, or the Evaluation Date. Based on such evaluation, the Interim Chief Executive Officer and the Chief Financial Officer have concluded that, as of the Evaluation Date, the company’s disclosure controls and procedures are effective.

(b) Management’s Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management including our Interim Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the Evaluation Date. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of the Evaluation Date. As all internal control systems, no matter how well designed, have inherent limitations, our internal control over financial reporting may not prevent or detect misstatements.

(c) Attestation Report of Registered Public Accounting Firm. Not applicable (we are exempt from this requirement due to our status under the Exchange Act as a non-accelerated filer as of the current time).

(d) Changes in Internal Control Over Financial Reporting. Based on the evaluation conducted by our Interim Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2025 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services.

On February 15, 2024, we received a notice of resignation from Brightman Almagor Zohar & Co., a firm in the Deloitte global network (“Brightman”), as our independent registered public accounting firm. At the extraordinary general meeting of shareholders held on April 25, 2024, our shareholders appointed Fahn Kanne & Co. as our independent auditor for the year ended December 31, 2023, and until the close of the following year’s annual general meeting. On April 6, 2025, we appointed RBSM LLP to replace Fahn Kanne & Co. as our independent registered public accounting firm for the year ended December 31, 2024. On December 19, 2025, we appointed BCRG Group as our independent registered public accounting firm for the year ended December 31, 2025. We intend to ratify such appointment at our next annual general meeting.

The following table represents aggregate fees billed to us for professional services rendered for the fiscal years ended December 31, 2025, 2024, and 2023.

	December 31,
	2025	2024	2023
Fahn Kanne & Co.
Audit Fees (1)	$—	$—	$300,715
Tax Fees (2)	$—	$—	$11,943
Other Fees (3)	$—	$—	$17,519
Subtotal	$—	$—	$330,177

RBSM LLP
Audit Fees (1)	$—	$150,000	$—
Tax Fees (2)	$—	$—	$—
Other Fees (3)	$—	$—	$—
Subtotal	$—	$150,000	$—

BCRG Group
Audit Fees (1)	$30,000	$30,000	$30,000
Tax Fees (2)	$—	$—	$—
Other Fees (3)	$—	$—	$—
Subtotal	$30,000	$30,000	$30,000

Total	$30,000	$180,000	$360,177

(1)	Audit fees represent fees for professional services rendered for the audit or re-audit of our consolidated financial statements, consents, and in connection with certain of our filings with the U.S. Securities and Exchange Commission. BCRG Group was appointed on December 19, 2025 as our independent registered public accounting firm for the year ended December 31, 2025, and subsequently re-audited and issued superseding unqualified opinions on our consolidated financial statements for the years ended December 31, 2024 and December 31, 2023. BCRG Group fees attributed to 2024 and 2023 reflect re-audit services performed during 2025. RBSM LLP fees reflect their original audit of fiscal year 2024. Fahn Kanne & Co. fees reflect their original audit of fiscal year 2023.

(2)	Tax fees for the year ended December 31, 2023 were for services rendered by Fahn Kanne & Co. in connection with a tax audit and tax study. No tax fees were incurred for the years ended December 31, 2025 and 2024.

(3)	Other fees for the year ended December 31, 2023 were for services rendered by Fahn Kanne & Co. in connection with a benchmark study. No other fees were incurred for the years ended December 31, 2025 and 2024.

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

Item 16F. Change in Registrant’s Certifying Accountant.

On December 19, 2025, the Audit Committee of the Board of Directors (the "Audit Committee") approved the dismissal of RBSM LLP ("RBSM") as the Company's independent registered public accounting firm, and the appointment of BCRG Group ("BCRG") as the Company's new independent registered public accounting firm, effective as of such date. BCRG was engaged to review the Company's interim financial statements for the six-month period ended June 30, 2025 and to serve as the Company's independent registered public accounting firm for all audit and review services for subsequent periods. BCRG also re-audited the Company's consolidated financial statements for the years ended December 31, 2024 and December 31, 2023, issuing superseding unqualified opinions for both years. The re-audit was undertaken to enable BCRG to serve as the Company's sole independent registered public accounting firm of record for current and prior periods, including for purposes of providing opinions and consents in the Company's anticipated registration statements and other securities filings. The re-audit did not result in any restatement, revision, or other change to the Company's previously issued consolidated financial statements for the years ended December 31, 2024 or December 31, 2023.

The Audit Committee's decision to dismiss RBSM was not the result of any disagreements with RBSM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The audit report of RBSM on the Company's consolidated financial statements as of and for the year ended December 31, 2024 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

During the years ended December 31, 2024 and December 31, 2023 and the subsequent interim period through December 19, 2025, there were: (i) no disagreements with RBSM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to RBSM's satisfaction would have caused it to make reference thereto in connection with its reports on the Company's financial statements; and (ii) no reportable events of the type described in Item 16F(a)(1)(v) of Form 20-F.

During the years ended December 31, 2024 and December 31, 2023 and the subsequent interim period prior to engaging BCRG, neither the Company nor anyone acting on its behalf consulted with BCRG with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the Company's consolidated financial statements, and no written report or oral advice was provided to the Company that BCRG concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of any disagreement of the type described in Item 16F(a)(1)(iv) of Form 20-F or a reportable event of the type described in Item 16F(a)(1)(v) of Form 20-F.

The change from Grant Thornton (the Company's predecessor auditor for the year ended December 31, 2023) to RBSM was previously reported (as that term is defined in Exchange Act Rule 12b-2) under Item 16F of the Company's Annual Report on Form 20-F for the year ended December 31, 2024, and, accordingly, is not repeated herein.

The Company provided RBSM with a copy of the disclosures above on April 17, 2026 and requested that RBSM furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by the Company herein in response to Item 16F(a) of Form 20-F and, if not, stating the respects in which it does not agree. A copy of such letter, dated April 22, 2026, is filed as Exhibit 15.6 to this Annual Report on Form 20-F.

The re-audit was undertaken to enable BCRG to serve as the Company's sole independent registered public accounting firm of record for current and prior periods, including for purposes of providing opinions and consents in the Company's anticipated registration statements and other securities filings. The re-audit did not result in any restatement, revision, or other change to the Company's previously issued consolidated financial statements for the years ended December 31, 2024 or December 31, 2023.

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

Part III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Our Financial Statements are hereby incorporated herein by reference. These Financial Statements are filed as part of this Annual Report.

Item 19. Exhibits

Exhibit Index

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of the Registrant (23)
2.1	Description of Securities Registered under Section 12 (19)
2.2	Form of Registrant’s Ordinary Share Warrant Certificate (1)
2.3	Form of Warrant Agreement dated as of February 24, 2015 between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent (20)
2.4	Amendment No.1 dated as of June 24, 2015, to Warrant Agreement dated as of February 24, 2015 between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent (4)
2.5	Form of Ordinary Shares Warrant Certificate issued pursuant to a certain Credit Line Agreement dated as of August 20, 2014 (21)
2.6	Forms of Ordinary Shares Warrant Certificate issued to the Pontifax entities (1)
2.7	Form of Series C Warrant (5)
2.8	Form of Warrant Agent Agreement between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent (5)
2.9	Form of February 2019 Series D Warrant (7)
2.10	Form of the February 2019 Placement Agent Warrant (7)
4.1	2006 Unit Option Plan and Amendments thereto (1)
4.2	Form of Series C-1 preferred shares purchase warrant (1)
4.3	Forms of Series C-2 preferred shares purchase warrant (1)
4.4	Asset Transfer Agreement, dated as of May 31, 2009 by and between Check-Cap Ltd. and Check-Cap LLC (1)
4.5	The Agreement for ASIC Design and Development dated November 26, 2009 by and between Check-Cap Ltd. and Politechnico di Milano (1)
4.6	Form of Indemnification Agreement (1)
4.7	2015 Equity Incentive Plan and 2015 United States Sub-Plan to 2015 Equity Incentive Plan (2)
4.8	Compensation Policy for Executive Officers and Directors (15)
4.9	Underwriting Agreement, dated as of May 4, 2018, by and between Check-Cap Ltd. and H.C. Wainwright & Co., LLC (6)
4.10	Form of Securities Purchase Agreement dated as of February 4, 2019 by and between Check-Cap Ltd. and the Purchasers named therein (7)
4.11	Form of Securities Purchase Agreement dated as of December 19, 2019 by and between Check-Cap Ltd. and the Purchasers named therein (8)
4.12	Form of Securities Purchase Agreement dated as of April 20, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto (9)
4.13	Form of Securities Purchase Agreement dated as of April 30, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto (10)
4.14	Form of Securities Purchase Agreement dated as of May 8, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto (11)
4.15	Form of Securities Purchase Agreement dated as of June 30, 2021 by and between Check-Cap Ltd. and the Purchasers signatory thereto (16)
4.16	Form of Warrant Exercise Agreement dated as of July 23, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto (12)
4.17	Form of Securities Purchase Agreement dated as of March 1, 2022 by and between Check-Cap Ltd. and the Purchasers signatory thereto (17)
4.18	Form of Warrant Amendment Agreement dated as of March 1, 2022 by and between Check-Cap Ltd. and the Purchasers signatory thereto (19)
4.19	Form of Warrant issued by Check-Cap Ltd. on April 22, 2020 (9)
4.20	Form of Warrant issued by Check-Cap Ltd. on May 4, 2020 (10)
4.21	Form of Warrant issued by Check-Cap Ltd. on May 13, 2020 (11)
4.22	Form of Warrant issued by Check-Cap Ltd. on July 27, 2020 (12)
4.23	Form of Warrant issued by Check-Cap Ltd. on July 2, 2021 (16)
4.24	Form of Warrant issued by Check-Cap Ltd. on March 3, 2022 (17)

4.25	Form of Placement Agent Warrant issued by Check-Cap Ltd. on April 22, 2020 (13)
4.26	Form of Placement Agent Warrant issued by Check-Cap Ltd. on May 4, 2020 (13)
4.27	Form of Placement Agent Warrant issued by Check-Cap Ltd. on May 13, 2020 (13)
4.28	Form of Placement Agent Warrant issued by Check-Cap Ltd. on July 27, 2020 (12)
4.29	Form of Placement Agent Warrant issued by Check-Cap Ltd. on July 2, 2021 (16)
4.30	Form of Placement Agent Warrant issued by Check-Cap Ltd. on March 3, 2022 (17)
4.31	Exclusive License Agreement between the Company and the Curators of the University Of Missouri, dated February 26, 2021 (18)
4.32	Business Combination Agreement between Check-Cap Ltd. and Nobul AI Corp. dated March 25, 2024 (24)
4.33	Loan Agreement, by and between Check-Cap Ltd. and Nobul AI Corp., dated September 8, 2024 (25)
4.34	Loan Agreement, by and between Check-Cap Ltd. and Nobul AI Corp., dated December 23, 2024 (25)
4.35	Loan Agreement, by and between Check-Cap Ltd. and Nobul AI Corp., dated July 2, 2025 (25)
4.36	Loan Agreement, by and between Check-Cap Ltd. and Nobul AI Corp., dated July 3, 2025 (25)
4.37	Agreement and Plan of Merger, dated September 12, 2025, by and among Check-Cap Ltd., CC Merger Sub Inc. and MBody AI. (26)
4.38	Purchase Agreement, dated December 17, 2025, between ARC Group International Ltd. and the Company (27)
4.39*	Exchange Agreement, dated September 12, 2025 between Check-Cap Ltd. and Apollo Technology Capital Corporation.
4.40*	BCA Termination Agreement, dated September 12, 2025 between Check-Cap Ltd. and Apollo Technology Capital Corporation.
8.1	List of Subsidiaries (22)
11.1	Insider Trading Policies and Procedures (25)
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)
12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1*	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of BCRG Group, independent registered public accounting firm
15.2	Nasdaq letter, dated April 9, 2025 (25)
15.3	Nasdaq letter, dated August 5, 2025 (25)
15.4	Nasdaq letter, dated May 21, 2025 (25)
15.5	Letter from Fahn Kanne & Co., independent registered public accounting firm (25)
15.6*	Letter from RBSM LLP, independent registered public accounting firm
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (Incorporated by reference to Exhibit 97.1 to the Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 15, 2024)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

(1)	Incorporated by reference to the Registration Statement on Form F-1 of the Registrant (File No. 333-201250).

(2)	Incorporated by reference to Annex B of Exhibit 99.3 to the Form 6-K filed by the Registrant with the Form 6-K filed by the Registrant with the Securities Exchange Commission on July 6, 2015.

(3)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on August 12, 2016.

(4)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on June 24, 2015.

(5)	Incorporated by reference to the Registration Statement on Form F-1/A by the Registrant with the Securities and Exchange Commission on April 25, 2018.

(6)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on May 4, 2018.

(7)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on February 6, 2019.

(8)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the SEC on March 6, 2020.

(9)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on April 22, 2020.

(10)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on May 4, 2020.

(11)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on May 12, 2020.

(12)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on July 24, 2020.

(13)	Incorporated by reference to the Registration Statement on Form F-1 by the Registrant with the SEC on May 20, 2020.

(14)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on March 15, 2016.

(15)	Incorporated by reference to Exhibit A to Exhibit 99.1 to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on October 21, 2020.

(16)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on July 2, 2021.

(17)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on March 3, 2022.

(18)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the SEC on March 18, 2021.

(19)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the SEC on April 6, 2022.

(20)	Incorporated by reference to the Registration Statement on Form F-1/A by the Registrant with the Securities and Exchange Commission on February 17, 2015.

(21)	Incorporated by reference to the Form 6-K filed by the Registrant with the Securities and Exchange Commission on November 22, 2017.

(22)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the SEC on March 15, 2016.

(23)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the SEC on March 31, 2023.

(24)	Incorporated by reference to the Form 6-K filed by the Registrant with the SEC on March 28, 2024.

(25)	Incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the SEC on August 27, 2025.

(26)	Incorporated by reference to the Form 6-K filed by the Registrant with the SEC on September 12, 2025.

(27)	Incorporated by reference to the Form 6-K filed by the Registrant with the SEC on December 22, 2025.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: April 27, 2026	CHECK-CAP LTD.

	By:	/s/ David Lontini
	Name:	David Lontini
	Title:	Interim Chief Executive Officer

	By:	/s/ Alan Lewis
	Name:	Alan Lewis
	Title:	Chief Financial Officer

CHECK-CAP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024

200 Spectrum Center Drive, Suite 1300 Irvine, CA 92618 (714) 234-5980 www.bcrgcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Check-Cap Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Check-Cap Ltd. (the “Company”) as of December 31, 2025, 2024 and 2023, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

1. Investment in Apollo Technology Capital Corporation / Conversion of Loan Receivable to Equity Investment

As discussed in Note 14 to the consolidated financial statements, during 2025 the Company converted loans receivable and accrued interest due from Apollo Technology Capital Corporation (“Apollo”) into an equity investment representing approximately 7.5% of Apollo’s fully diluted equity, which the Company accounts for under ASC 321 (Investments—Equity Securities). The Company recorded a full expected credit loss allowance on the loans receivable prior to conversion. The initial carrying value of the equity investment was determined by reference to an independent third-party valuation.

We identified this as a critical audit matter due to the non-routine nature of the transaction and significant judgment required to evaluate (i) the transaction terms, (ii) classification of the investment, (iii) timing of derecognition of the loan and recognition of the investment, and (iv) initial valuation and impairment considerations. Limited observable market data increased audit complexity.

Our audit procedures included inspecting loan agreements, amendments, approvals, and conversion documents; testing loan balances, interest accrual, and conversion calculations; assessing valuation methodology and assumptions; evaluating impairment indicators at year-end; evaluating management’s accounting under ASC 321 (Investments—Equity Securities) and ASC 326 (Financial Instruments—Credit Losses) expected credit loss analysis; reviewing Apollo’s available financial information and liquidity; assessing the adequacy of the related financial statement disclosures

/s/ BCRG Group

BCRG Group (PCAOB ID 7158)

We have served as the Company’s auditor since 2025.

Irvine, CA

April 27, 2026

CHECK CAP LTD

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

		December 31,
	Note	2025	2024
Assets
Current assets
Cash and cash equivalents	2(D)	$2	$-
Short-term Bank Deposit	2(E)	217	265
Total cash, cash equivalents, and short-term deposits		219	265
Prepaid expenses and other current assets	3	-	-
Total current assets		219	265

Non-current assets
Intangible Asset, net		726	-
Investments		6,525	-
Property and equipment, net	4	-	-
Right of Use Assets	5	16	112
Total non-current assets		7,267	112
Total assets		$7,486	$377

Liabilities and shareholders’ (deficit) equity
Current liabilities
Accounts payable and accruals
Trade		$790	$492
Other		2,197	793
Employees and payroll accruals	6	406	406
Other Accrued Liabilities		640	-
Operating lease liabilities – current	5	16	120
Total current liabilities		4,049	1,811

Non-current liabilities
Royalties provision	8(A)	-	-
Operating lease liabilities - non-current	5	-	16
Total non-current liabilities		-	16

Shareholders’ equity	10
Share capital, Ordinary shares 48 NIS par value (18,000,000 authorized shares as of December 31, 2025 and 2024; 7,020,502 and 5,850,906 shares issued and outstanding as of December 31, 2025 and 2024, respectively) (1)		83,918	83,751
Additional paid-in capital		85,389	84,809
Accumulated deficit		(165,870)	(170,010)
Total shareholders’ equity		3,437	(1,450)

Total liabilities and shareholders’ equity		$7,486	$377

(1)	All share amounts have been retroactively adjusted to reflect a 1-for-20 share reverse split, see Note 1(A)(11).

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

		Year ended December 31,
	Note	2025	2024	2023

Research and development expenses, net	12	$-	$-	$8,311
General and administrative expenses	13	2,373	9,462	9,550
Impairment of fixed assets	4(2)	-	-	1,426
Operating income (loss)		(2,373)	(9,462)	(19,287)

Other income (expense):
Impairment of loans receivable	14	-	(16,487)	-
Income on Debt Extinguishment and Conversion		6,525	-	-
Finance income, net	15	(12)	800	1,719

Net income (loss)		$4,140	$(25,149)	$(17,568)

Comprehensive income (loss)		$4,140	$(25,149)	$(17,568)
Income (loss) per share:
Net income (loss) per ordinary share - basic and diluted		$0.66	$(4.30)	$(3.00)

Weighted average number of ordinary shares outstanding - basic and diluted	16	6,232,226	5,849,013	5,848,737

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(U.S. dollars in thousands, except share and per share data)

			Additional		Total
			paid-in	Accumulated	Shareholders’
	Number	Amount	capital	deficit	Deficit
Balance as of December 31, 2022	5,844,463	83,664	84,941	(127,293)	41,312
Changes during 2022:
RSU vesting	6,092	82	(82)	-	-
Share-based compensation	-	-	(57)	-	(57
Net loss	-	-	-	(17,568)	(17,568)
Balance as of December 31, 2023	5,850,555	83,746	84,802	(144,861)	23,687
Changes during 2024:
RSU vesting	351	5	(5)	-	-
Share-based compensation	-	-	12	-	12
Net loss	-	-	-	(25,149)	(25,149)
Balance as of December 31, 2024	5,850,906	83,751	84,809	(170,010)	(1,450)
Changes during 2025:
Issuance of shares - Ghost Kitchens ARA	1,169,596	167	592	-	759
RSU vesting	-	-	-	-	-
Share-based compensation	-	-	(12)	-	(12)
Net income	-	-	-	4,140	4,140
Balance as of December 31, 2025	7,020,502	83,918	85,389	(165,870)	3,437

(1)	All share amounts have been retroactively adjusted to reflect a 1-for-20 share reverse split, see Note 1(A)(11).

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share and per share data)

	Note	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)		$4,140	$(25,149)	$(17,568)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation		-	161	212
Impairment of loans receivable	14	-	16,487
Impairment of fixed assets		-	-	1,426
Share-based compensation		(12)	12	(57)
Financial expense (income), net		-	-	305
Changes in assets and liabilities items:
Operation leasing		95	(112)	49
Decrease (increase) in prepaid and other current assets and non-current assets		(6,491)	100	480
Increase (decrease) in trade accounts payable, accruals and other current liabilities		2,222	497	(851)
Decrease in employees and payroll accruals		-	-	(856)
Decrease in royalties provision		-	-	(94)
Net cash used in operating activities		$(46)	$(8,004)	$(16,954)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		-	-	(83)
Issuance of loans receivable	1(A)8	-	(16,487)	-
Changes (investment) in short-term bank and other deposits		48	15,647	21,439
Net cash provided in (used in) investing activities		$48	$(840)	$21,356

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of ordinary shares in the registered direct offerings, net of issuance expenses		-	-	-
Net cash provided by financing activities		$-	$-	$-

Net increase (decrease) in cash, cash equivalents and restricted cash		2	(8,844)	4,402

Cash, cash equivalents and restricted cash at the beginning of the year		-	8,844	4,442

Cash, cash equivalents and restricted cash at the end of the year		$2	$-	$8,844

Supplemental information for Cash Flow:

	2025	2024	2023
Supplemental disclosure of non-cash flow information
Purchase of property and equipment	-	-	35
Assets acquired under operating lease	-	-	-
Supplemental disclosure of cash flow information
Cash paid for taxes	-	-	25
Interest received	-	738	2,023

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share and per share data)

	2025	2024	2023
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEET
Cash and Cash equivalents	$2	$-	$8,844
Restricted cash included current assets	-	-	-
Total cash, cash equivalents, and restricted cash	$2	$-	$8,844

The accompanying notes to the consolidated financial statements are an integral part of them.

CHECK CAP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 1 – GENERAL INFORMATION

A.	General

(1)	Check Cap Ltd. (the “Company”) was incorporated under the laws of the State of Israel. The registered address of its offices is 29 Abba Hushi Avenue, Isfiya 3009000, Israel.

(2)	The Company has three wholly-owned subsidiaries: Check-Cap US, Inc., incorporated under the laws of the State of Delaware on May 15, 2015; Check-Cap Canada Inc., incorporated on April 9, 2024, and CC Merger Sub Inc., incorporated under the laws of the State of Nevada on September 9, 2025.

(3)	The Company was engaged in a clinical-stage medical diagnostics company that aimed to redefine colorectal cancer (CRC) screening through the introduction of C-Scan®, a screening test designed to detect polyps before they may transform into colorectal cancer. C-Scan uses an ultra-low dose X-ray capsule, an integrated positioning, control and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon. C-Scan is non-invasive and requires no preparation or sedation.

(4)	On March 21, 2023, the Company announced that the most recent efficacy results from its calibration studies did not meet the goal required to proceed to the powered portion of the U.S. pivotal study. On June 6, 2023, the Company’s Board of Directors determined it was appropriate to pursue strategic options, approved a significant reduction in workforce, discontinued the calibration studies, and concentrated resources on strategic alternatives.

(5)	On December 24, 2023, the Company received a notice terminating the Keystone BCA pursuant to Section 10.1(e) thereof, in light of the failure by the Company’s shareholders to approve the transaction at the December 18, 2023 Annual General Meeting. At the same meeting, the then-existing Board of Directors was replaced by five new board members.

(6)	Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, recruiting management and technical staff, acquiring assets, and raising capital. The Company has not yet generated revenues from operations.

(7)	On March 25, 2024, the Company entered into a business combination agreement (the “Apollo BCA”) with Apollo Technology Capital Corporation (formerly known as Nobul AI Corp.) (“Apollo”), a private Ontario corporation. Subsequently, the Company’s primary strategic focus shifted to a proposed business combination with MBody AI Corp., a Nevada corporation (“MBody AI”) (the “Merger”). On November 17, 2025, the Company held a special general meeting of shareholders at which approximately 98% of votes cast were in favor of the Merger. The Merger is expected to transform the Company into a Nasdaq-listed embodied-AI enterprise, subject to final regulatory and procedural conditions. See Note 19 – Subsequent Events.

(8)	During the year ended December 31, 2024, the Company entered into a series of financing arrangements with Apollo in connection with the Apollo BCA. On September 8, 2024, the Board approved the First Apollo Loan ($6,000, 5% per annum) and an amendment to the Apollo BCA requiring the Company to deposit $11,000 into a segregated bank account at the Royal Bank of Canada (the “Segregated Account”) for Apollo business activities.

On December 23, 2024, the Board approved the Second Apollo Loan ($6,000). As of December 31, 2024, $2,100 of the Segregated Account had been used by Apollo for acquisition targets and growth initiatives; $700 had been used for certain Company expenses; and $2,200 remained in the Segregated Account.

In July 2025, in connection with the audit of the Company’s December 31, 2024 financial statements, the Company reclassified the $2,100 as the Third Apollo Loan and the $2,200 as the Fourth Apollo Loan, each on the same terms as the First Apollo Loan. See Note 19 – Subsequent Events.

Also in July 2025, management evaluated the recoverability of the Apollo Loans (First through Fourth) in accordance with ASC 326, Financial Instruments – Credit Losses, and recorded a full allowance for credit losses on the Apollo Loans as of December 31, 2024. As of the date of issuance of these financial statements, the Apollo Loans are contractually current and not in default. See Note 14.

(9)	The Company’s ordinary shares are listed on the Nasdaq Capital Market under the symbol “MBAI” (formerly “CHEK”, prior to December 2, 2025). The Company has conducted multiple registered direct offerings and warrant exercise transactions since its IPO on February 24, 2015. The Company’s Series A Warrants expired on February 24, 2020 and Series C Warrants expired on May 8, 2023.

(10)	The consolidated financial statements include the accounts of Check Cap Ltd., Check-Cap US, Inc., and Check-Cap Canada Inc. All intercompany transactions and balances have been eliminated.

(11)	Effective November 23, 2022, the Company effected a 1-for-20 reverse share split. All share and per-share amounts in these financial statements have been retroactively adjusted.

(12)	Following the October 7, 2023 attacks in Israel, the country has been involved in ongoing military conflicts. Although certain ceasefire agreements have been reached, the situation remains volatile with potential for escalation. The Company continues to monitor developments and their potential impact on operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GOING CONCERN

A.	Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis. As of December 31, 2025, the Company had an accumulated deficit of approximately $165,870 and cash and cash equivalents of approximately $2. The Company has not generated revenues from operations and has incurred substantial net losses since inception.

Notwithstanding net income of $4,140 for the year ended December 31, 2025, which arose primarily from a non-cash credit loss recovery of $6,525 recognized upon reinstatement of the Apollo loan receivable during the first half of 2025 (see Note 14), the Company’s operating cash flows remain negative. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans include consummating the pending merger with MBody AI Corp. and utilizing the ARC Equity Line of Credit facility. There is no assurance these plans will be successfully executed.

B.	Basis of Presentation

The Company’s consolidated financial statements have been prepared in accordance with U.S. GAAP. The functional currency of the Company is the U.S. dollar.

C.	Consolidation

The consolidated financial statements include the accounts of Check Cap Ltd. and its wholly-owned subsidiaries, Check-Cap US, Inc. and Check-Cap Canada Inc. All intercompany transactions and balances have been eliminated in consolidation.

D.	Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

E.	Short-term Bank Deposit

Bank deposits with original maturities of more than three months but less than twelve months are included in short-term bank deposits and bear interest at market rates.

F.	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives: laboratory equipment 5–7 years; office furniture and equipment 5–7 years; computers and auxiliary equipment 3 years.

G.	Intangible Assets

Intangible assets are recorded at cost and amortized on a straight-line basis over their estimated useful lives. The Ghost Kitchens ARA intangible asset, recorded at $759 upon issuance of shares on September 4, 2025, is amortized over its estimated useful life. Amortization expense for the year ended December 31, 2025 was $34.

H.	Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount exceeds the fair value of the asset.

I.	Investments in Equity Securities

The Company accounts for investments in equity securities without a readily determinable fair value under ASC 321, using the measurement alternative (cost less impairment, adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer). The Apollo equity investment of $6,525 thousand, arising from the noncash debt-for-equity exchange recognized on November 14, 2025, is recorded at cost equal to the carrying value of the loan receivable surrendered. No gain or loss was recognized on exchange. See Note 14.

J.	Research and Development Expenses

Research and development expenses are charged to operations as incurred, net of participation from the Israeli Innovation Authority.

K.	Share-Based Compensation

The Company measures share-based compensation awards at grant-date fair value using the Black-Scholes option-pricing model and recognizes compensation expense on a straight-line basis over the requisite service period.

L.	Income Taxes

The Company uses the asset and liability method for income taxes. A full valuation allowance has been established against all deferred tax assets given the Company’s history of losses.

M.	Loss (Earnings) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per share equals basic in loss years as all potentially dilutive securities are anti-dilutive.

N.	Fair Value Measurements

The Company applies ASC 820, using a three-level hierarchy: Level 1 (quoted prices), Level 2 (observable inputs other than Level 1), and Level 3 (unobservable inputs).

O.	Leases

The Company accounts for leases in accordance with ASC 842. As of December 31, 2025, the Company has one operating lease for office facilities in Isfiya, Israel.

P.	Recent Accounting Pronouncements

ASU 2023-07 (Segment Reporting) and ASU 2023-09 (Income Tax Disclosures) are effective for fiscal years beginning after December 15, 2023 and 2024, respectively. The Company is evaluating their impact. No other recently issued but not yet effective pronouncements are expected to have a material impact.

Q.	Severance Pay

All Company employees are subject to Section 14 of the Israeli Severance Pay Law. The Company’s monthly deposits release it from future severance obligations; accordingly, no related assets or liabilities are presented on the balance sheet.

R.	Deferred Income Taxes

Deferred tax assets and liabilities are recognized for temporary differences between carrying amounts and tax bases. Given the Company’s history of losses, a full valuation allowance has been established against all deferred tax assets, including net operating loss carryforwards.

NOTE 3 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Composition:

December 31,
	2025	2024

Government institutions	-	-
Prepaid expenses	-	-
Deposits	-	-
Other assets	-	-
Total prepaid expenses and other current assets	-	-

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Composition:

	December 31,
	2025	2024
Cost:
Office furniture and equipment	827	827
Laboratory equipment	1,938	1,938
Computers and auxiliary equipment	571	571
	3,336	3,336
Accumulated depreciation	3,336	3,336
Impairment of fixed assets	-	-
Property and equipment, net	-	-

(1)	Depreciation expenses amounted to $0, $0, and $161 for the years ended December 31, 2025, 2024, and 2023, respectively.

(2)	Impairment of fixed assets: The Company recorded an impairment loss of $1,426 for the year ended December 31, 2023, following the decision to discontinue clinical studies. See Note 1(A)(4).

NOTE 5 – LEASES

(1)	The Company’s office lease in Isfiya, Israel (approximately 1,550 square meters, originally under the Amended Lease Agreement) expired December 31, 2023. Following expiry, the Company agreed to lease a portion of the premises at a monthly fee of $8.3. On April 15, 2024, this lease was extended for two years commencing March 1, 2024, terminable upon 60 days’ notice.

(2)	The Petach Tikva sub-lease (laboratory space) was terminated effective September 8, 2023.

(3)	The Petach Tikva office lease was terminated by the parties in September 2023.

(4)	As of December 31, 2025, operating lease right-of-use assets and current lease liabilities were $16. The Company uses its incremental borrowing rate as the discount rate.

NOTE 6 – EMPLOYEE BENEFITS AND PAYROLL ACCRUALS

A.	Composition:

	December 31,
	2025	2024
Short-term employee benefits:
Benefits for vacation and recreation pay	142	142
Liability for payroll, bonuses and wages	264	264
	406	406

B.	Post-employment benefits

All Company employees elected to be included under Section 14 of the Israeli Severance Pay Law. The Company’s monthly deposits at a rate of 8.33% of salary release it from future severance obligations. Related assets and liabilities are not presented in the balance sheet. The Company did not make contributions to pension funds in 2025 or 2024.

C.	Short-term employee benefits

Employees are entitled to paid vacation days in accordance with the Yearly Vacation Law-1951. Accrued but unused vacation days are payable upon termination.

NOTE 7 – INCOME TAXES

A.	The Company

Check-Cap Ltd. is taxed according to Israeli tax laws:

1.	Corporate tax rates in Israel

The Israeli corporate tax rate in years 2022, 2023, 2024, 2025 and onwards is 23%.

2.	The Law for the Encouragement of Capital Investments, 1959 (the “Investments Law”)

Under the Investments Law, including Amendment No. 60 as published in April 2005, by virtue of the “Benefited Enterprise” status, the Company is entitled to various tax benefits as follows:

a)	Reduced tax rates

The Company has one Benefited Enterprise program under the Investments Law, which entitles it to certain tax benefits with respect to income to be derived from its Benefited Enterprise. The Company chose 2010 as the year of election (the “Year of Election”). Due to the location of the Company’s offices, the Company believes it is entitled to a 10-year benefit period, subject to a 14-year limitation from the Year of Election. The tax benefit period ended in 2023.

b)	Conditions for entitlement to the benefits

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investments Law and its regulations.

c)	Amendment of the Investments Law

The Investments Law was amended as part of the Economic Policy Law for the years 2011-2012, passed by the Israeli Knesset on December 29, 2010 (the “Capital Investments Law Amendment”). The Capital Investments Law Amendment set alternative benefit tracks. Under the transitional provisions, the Company was entitled to elect that the Capital Investments Law Amendment applies; however, the Company elected not to have the Capital Investments Law Amendment apply to the Company.

On December 22, 2016, the Knesset approved amendment number 73 to the Investments Law introducing reduced corporate tax rate tracks of 7.5% for Preferred Technological Enterprises located in Development Area A and 12% for the rest of the country, and 6% for a Special Preferred Technological Enterprise.

In accordance with the Israeli Income Tax Ordinance [New Version], 1961, as of December 31, 2025, all of the Company’s tax assessments through tax year 2017 are considered final. Tax years 2018 through 2025 remain open to examination by the Israeli Tax Authority.

B.	Check-Cap US, Inc.

Check-Cap US, Inc. is taxed according to U.S. tax laws at a federal rate of 21%.

Check-Cap US, Inc. had no net operating loss carryforwards as of December 31, 2025 (December 31, 2024: $177,107; December 31, 2023: $13).

Utilization of any U.S. NOL carryforwards may be subject to substantial annual limitation under Section 382 of the Internal Revenue Code of 1986, as amended, due to ownership changes that have occurred or could occur in the future. The Company has not completed a detailed study to determine whether such ownership changes have occurred.

C.	Deferred income taxes

As of December 31, 2025, Check-Cap Ltd. has accumulated Israeli net operating loss carryforwards of approximately $129,559 (December 31, 2024: $127,162; December 31, 2023: $118,512). Under the Israeli Income Tax Ordinance, these losses may be carried forward indefinitely to offset future Israeli taxable income. No Israeli NOL carryforwards are subject to expiry.

As of December 31, 2025, Check-Cap US, Inc. has no U.S. federal or state net operating loss carryforwards.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of the deferred tax assets will be realized. Based on the Company’s history of losses, its cessation of operations in June 2023, the absence of revenue since that date, and the absence of objectively verifiable projections of future taxable income, the Company has established a full valuation allowance against all net operating loss carryforwards. The Company does not expect to pay taxes in Israel until it has taxable income sufficient to fully utilize its carryforward tax losses.

Net deferred tax assets consist of the following components:

	Year ended December 31,
	2025	2024	2023
Deferred tax assets:
NOL carryforwards – Israel (at 23%)	$29,799	$29,247	$27,258
NOL carryforwards – U.S. (at 21%)	-	-	3
Total gross deferred tax asset	$29,799	$29,247	$27,261
Valuation Allowance	$(29,799)	$(29,247)	$(27,261)
Net Deferred Tax Asset	$-	$-	$-

All amounts in USD thousands. The Israeli NOL DTA is computed at the 23% Israeli statutory corporate tax rate on accumulated Israeli tax losses of $129,559, $127,162 and $118,512 at December 31, 2025, 2024 and 2023 respectively. The U.S. DTA of $3 at December 31, 2023 is computed at 21% on $13 of U.S. NOL and is immaterial.

Movement in accumulated Israeli net operating loss carryforwards:

	December 31,
	2025	2024
Israeli NOL Rollforward (USD thousands)
Opening accumulated Israeli NOL	$127,162	$118,512
Current year estimated tax loss	$2,397	$8,650
Closing accumulated Israeli NOL	$129,559	$127,162

The current year tax loss is estimated from the GAAP net income/(loss) after the following adjustments applied consistently in both years: (i) the Apollo loan impairment charge of $16,487 recorded in 2024 and the related reversal/conversion gain of $6,525 recorded in 2025 are excluded from taxable income — tax recognition is deferred until all closing conditions for the debt-for-equity exchange are met, which requires completion of the merger ; (ii) share-based compensation is added back ($12 charge in 2024; ($12) credit in 2025); and (iii) IIA grants are excluded from taxable income ($0 received in both years). Depreciation timing differences are assumed nil or immaterial.

Movement in valuation allowance:

	December 31,
	2025	2024
Valuation Allowance Rollforward (USD thousands)
Opening valuation allowance	$(29,247)	$(27,258)
Increase — current year tax loss × 23%	$(551)	$(1,989)
Closing accumulated Israeli NOL	$(29,799)	$(29,247)

The Company has not recorded any liability for unrecognized tax benefits under ASC 740 as of December 31, 2025 or 2024, and does not anticipate significant changes in uncertain tax positions within the next 12 months. The Company’s policy is to record interest and penalties related to income tax matters in income tax expense; no such amounts were recognized in 2025 or 2024.

D.	Current tax provision

The provision for income taxes consists of the following:

December 31,
	2025	2024
Current:
Federal (U.S.)	$-	$-
State (U.S.)	-	-
Foreign — Israel	-	-
Total current tax provision	$-	$-

Deferred:
Federal (U.S.)	$-	$-
State (U.S.)	-	-
Foreign — Israel	-	-
Total deferred tax benefit	$-	$-

Total provision (benefit) for income taxes	$-	$-

E.	Reconciliation of theoretical to actual tax expense

The following table reconciles the statutory Israeli corporate tax rate to the Company’s effective tax rate:

	2025	2024
Statutory Israeli corporate tax rate	23%	23%
Effect of full valuation allowance on NOL carryforwards	(23)%	(23)%
Other permanent differences (immaterial)	-	-
Effective tax rate	0%	0%

The Company generated no taxable income in Israel or the United States in 2025 or 2024. No income taxes were paid in either jurisdiction in 2025 or 2024. The primary reconciling item between the statutory rate and the effective rate is the full valuation allowance established against all net operating loss carryforwards, reflecting management’s conclusion that it is more likely than not that these assets will not be realized given the Company’s history of losses, absence of revenue since June 2023, and the uncertainty of future taxable income pending completion of the merger

NOTE 8 – COMMITMENTS AND CONTINGENT LIABILITIES

A.	Royalties provision

1.	Royalties to an ASIC designer: The Company had a liability to pay royalties of 50 euro cents per ASIC component sold, capped at €200 (~$213). As no future sales are expected following the C-Scan discontinuation, the provision was derecognized in 2023 as a reduction of R&D expenses.

	December 31,
	2025	2024

Royalties to an ASIC designer	-	-
	-	-

2.	Reimbursement liability to Predecessor Entity’s unit holders: The Company committed to reimburse unit holders of Check Cap LLC for tax burdens arising from the 2009 reorganization under Section 367(d) of the Code. Since no profitability is expected, the liability based on discounted cash outflows is $0.

B.	Commitments

(1)	Royalties – IIA and BIRD Foundation: Since inception through December 31, 2023, the Company received IIA funding of approximately $5,600 and BIRD Foundation funding of approximately $114. No grants were received in 2024 or 2025. Contingent royalty obligations to the IIA (~$6,199) and BIRD Foundation (~$209) as of December 31, 2023 remain; these are not anticipated to be payable in the foreseeable future.

(2)	Rental agreements: See Note 5.

C.	Legal

From time to time, the Company is involved in litigation arising in the ordinary course of business. The following legal proceedings were outstanding as of December 31, 2025.

Derivative action. On October 7, 2024, a minority shareholder of the Company filed an application in the Haifa District Court seeking certification of a shareholders’ derivative lawsuit against the Company, certain present and former directors, and a third party, seeking damages in excess of NIS 2,500 (approximately $784). The claims relate primarily to corporate governance matters and the legality of certain corporate decisions and transactions. The Company filed a response requesting that certification be denied. The parties are currently engaged in mediation.

Former executive compensation claims. During 2024, two former senior executives filed separate claims against the Company seeking an aggregate of approximately NIS 620 (approximately $195) in respect of alleged unpaid compensation and contractual entitlements arising from the termination of their respective engagements. The Company filed Statements of Defense rejecting all allegations in both matters.

Legal fee dispute. During 2024, a former legal services provider filed a claim against the Company seeking approximately NIS 175 (approximately $55) for alleged unpaid fees. The Company filed a Statement of Defense rejecting all allegations. The parties are engaged in mediation proceedings concurrent with the court process.

Lease and eviction proceedings. In September 2024, the Company ceased making rent payments in respect of its leased premises in Usfiyeh, Israel. The landlord subsequently commenced legal proceedings and an eviction order was granted by the court. The Company has ceased active business operations at the facility. Certain Company property and documentation remain on the premises pending resolution of access and logistical matters. The landlord’s claim for unpaid rent and damages totals approximately NIS 207 (approximately $65). No impairment has been recorded against the related right-of-use asset as proceedings remain ongoing.

Management’s assessment. For all of the above matters, based on the information currently available and after consultation with legal counsel, management does not believe an unfavorable outcome is probable for any of the above proceedings. Accordingly, no provision has been recorded in these consolidated financial statements as of December 31, 2025. Management will reassess at each reporting date and will record a provision in the period in which it becomes probable that a liability has been incurred and the amount can be reasonably estimated.

NOTE 9 – FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Company measures financial instruments at fair value using a three-level hierarchy. As of December 31, 2025 and 2024, the Company had no financial instruments measured at fair value on a recurring basis through the income statement.

Equity Investment in Apollo Technology Capital Corporation — ASC 321. The Company holds an equity investment in Apollo Technology Capital Corporation (“Apollo”), representing approximately 7.5% of Apollo’s issued and outstanding shares, arising from a debt-for-equity exchange recognized on November 14, 2025 (see Note 14). Classification: The investment is classified as an equity security under ASC 321. The Company does not have significant influence over Apollo: there is no board representation, no board nomination rights, no common directors or officers, no shared management, and no governance, veto, or substantive participating rights. The equity method under ASC 323 does not apply. Measurement alternative: Apollo’s shares are not publicly traded and do not have a readily determinable fair value. The Company applies the measurement alternative under ASC 321-10-35-2: the investment is carried at cost of $6,525 thousand, less any impairment, adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer. No observable price changes have occurred since initial recognition. Impairment assessment at December 31, 2025: Management performed a qualitative impairment assessment supported by an independent external valuation (effective date December 31, 2025), which concluded a fair market value of CAD 124.0 million for 100% of Apollo’s equity. The implied value of the Company’s 7.5% interest is approximately USD 6.8 million, exceeding the carrying value of USD 6.5 million by USD 252,000. No impairment indicators were identified and no impairment charge is required at December 31, 2025. The carrying amounts of cash, short-term deposits, and current liabilities approximate fair value due to their short-term nature.

NOTE 10 – SHAREHOLDERS’ EQUITY

A.	General

Effective November 23, 2022, the Company effected a 1-for-20 reverse share split. Share and per-share amounts prior to November 23, 2022 have been retroactively adjusted. See Note 1(A)(11).

B.	Ordinary shares

1.	Ordinary shares confer upon their holders the right to receive dividends, to participate in liquidation distributions, and one vote per share at shareholder meetings.

2.	Changes in ordinary share capital: The Company has conducted multiple offerings from 2015 through 2022, including its IPO (February 2015), warrant exercises, and registered direct offerings. As of December 31, 2024, 5,850,906 ordinary shares were issued and outstanding. On September 4, 2025, the Company issued 1,169,596 ordinary shares in connection with the Ghost Kitchens ARA arrangement, resulting in 7,020,502 shares issued and outstanding as of December 31, 2025.

CLA Warrants to purchase 370 ordinary shares remain outstanding. Private Placement Warrants to purchase 84,626 ordinary shares remain outstanding.

NOTE 11 – SHARE-BASED COMPENSATION

A.	General

The Company grants options and RSUs under the 2006 Plan and the 2015 Equity Incentive Plan (including the 2015 U.S. Sub-Plan). No new options or RSUs were granted during 2025 or 2024. As of December 31, 2025, the same number of options and RSUs remain outstanding as at December 31, 2024, with no forfeitures or exercises occurring in 2025.

B.	Details of share-based grants

The last options were granted on March 30, 2023 (903 options at $2.82 exercise price). The last RSUs were granted in 2022. No share-based grants were made in 2024 or 2025.

C.	Options Fair Value – Black-Scholes parameters

The parameters used in applying the Black-Scholes model are as follows:

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Expected volatility	No grants	-	117%
Risk-free rate	No grants	-	3.6%
Dividend yield	No grants	-	0%
Expected term (years)	No grants	-	6.08
Share price	No grants	-	$1.43

D.	Effect of share-based compensation on statements of operations

	2025	2024	2023
Research and development, net	–	–	$(144)
General and administrative, net	$(12)	$12	$87
Total	$(12)	$12	$(57)

E.	Option activity

Year ended December 31, 2025:

	Number	Wtd. Avg. Exercise Price ($)	Wtd. Avg. Remaining Life (yrs)	Aggregate Intrinsic Value ($000s)
Options outstanding – beginning of year	102,288	$47.13	7.34	–
Options granted	–	–
Options forfeited	–	–
Options exercised	–	–
Options outstanding – end of year	102,288	$47.13	6.34	–
Options exercisable – end of year	55,286	$66.01	5.87	–

Year ended December 31, 2024:

	Number	Wtd. Avg. Exercise Price ($)	Wtd. Avg. Remaining Life (yrs)	Aggregate Intrinsic Value ($000s)
Options outstanding – beginning of year	102,288	$35.35	8.59	–
Options granted	–	–
Options forfeited	–	–
Options exercised	–	–
Options outstanding – end of year	102,288	$47.13	7.34	–
Options exercisable – end of year	55,286	$66.01	6.87	–

(1)	Weighted average grant date fair values: 2023: $1.17; 2022: $4.50; 2021: $15.70. No options granted in 2025 or 2024.

(2)	As of December 31, 2025, all outstanding options (102,288 at $47.13 average exercise price) are out of the money.

F.	RSU activity

	2025	2024	2023
Unvested – beginning of year	2,967	2,967	19,703
Granted	–	–	–
Vested	–	–	(6,092)
Forfeited	–	–	(10,644)
Unvested – end of year	2,967	2,967	2,967

(3)	No RSUs were granted in 2025 or 2024. Weighted average grant date fair value of RSUs awarded during 2022 was $9.20.

(4)	As of December 31, 2025, unrecognized compensation cost related to non-vested arrangements is approximately $– (all prior grants are fully vested or their remaining cost is immaterial).

NOTE 12 – RESEARCH AND DEVELOPMENT EXPENSES, NET

Composition:

	For the year ended December 31,
	2025	2024	2023

Salaries and related expenses	-	-	4,926
Share-based compensation	-	-	(144)
Materials	-	-	1,530
Subcontractors and consultants	-	-	800
Depreciation	-	-	121
Cost for registration of patents	-	-	78
Others	-	-	983
	-	-	8,294
Less participation of the IIA	-	-	17
Total research and development expenses, net	-	-	8,311

NOTE 13 – GENERAL AND ADMINISTRATIVE EXPENSES

Composition:

	For the year ended December 31,
	2025	2024	2023

Salaries and related expenses	200	799	2,055
Share-based compensation, net	(12)	12	87
Professional services*	-	-	4,383
Office rent and maintenance	105	81	235
Depreciation	-	161	88
Amortization	34
Others	2,046	8,409	2,702
Total general and administrative expenses	2,373	9,462	9,550

*	The 2024 “Others” line includes amounts arising from the Apollo (Apollo) loan arrangements.

NOTE 14 – IMPAIRMENT OF LOANS RECEIVABLE AND GAIN ON DEBT EXTINGUISHMENT

During the year ended December 31, 2024, the Company entered into a series of financing arrangements with Apollo (Apollo) totaling $16,400 (First through Fourth Apollo Loans). Management recorded a full allowance for credit losses on all Apollo Loans as of December 31, 2024, in accordance with ASC 326. Notwithstanding the impairment, the loans were contractually current and not in default. See Notes 1(A)(7) and 1(A)(8).

During the six months ended June 30, 2025, management reversed the full impairment allowance and reinstated the loan receivable at $6,525 thousand (7.5% of the management-assessed equity value of Apollo of $87,000 thousand at June 30, 2025) in accordance with ASC 310-10-35-23. No interest was charged during 2025. The reinstated receivable was presented net of a payable owed by the Company to Apollo of $2,247 thousand pursuant to ASC 210-20-45, giving a net carrying value of $4,278 thousand as reported in the Form 6-K filed December 30, 2025. On November 14, 2025, following the 98.01% shareholder vote in favor of the Merger at the Annual General Meeting, the closing condition in the Exchange Agreement ceased to be substantive and the exchange was recognized for accounting purposes. The Company derecognized the gross loan receivable of $6,525 thousand and recognized an equity investment in Apollo at cost of $6,525 thousand, being the carrying value of the consideration surrendered in a noncash exchange. No gain or loss was recognized on exchange; the estimated fair value of the equity received ($6,596,000) exceeded the carrying value by $71,000 (approximately 1.1%), which is not material. The Apollo payable of $2,247,000, previously netted against the loan receivable, was reclassified as a standalone liability on November 14, 2025 and reduced to $1,400,000 through settlements and reallocations of $847,000 during the second half of 2025. The Apollo equity investment is carried at $6,525,000 at December 31, 2025, accounted for under ASC 321 (Investments in Equity Securities) using the measurement alternative. See Note 9 for classification, measurement, and impairment assessment.

Composition:

	For the year ended December 31,
	2025	2024	2023

Impairment of loans receivable	-	16,487	-
Gain on debt extinguishment and conversion	(6,525)	-	-
Net	$(6,525)	$16,487	$-

NOTE 15 – FINANCE INCOME (EXPENSE), NET

Composition:

	For the year ended December 31,
	2025	2024	2023

Interest income on short-term deposits and other	172	809	1,770
Bank fees and interest expenses	(185)	(9)	(13)
Changes in provision for royalties	-	-	94
Exchange rate differences	-	-	(188)
Changes in fair value of derivatives	-	-	56
Total financing income, net	(12)	800	1,719

NOTE 16 – EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is computed based on the weighted average number of shares outstanding during each year. Diluted earnings (loss) per share equals basic in periods of net loss, as all potentially dilutive securities are anti-dilutive. In periods of net income, diluted EPS reflects the dilutive effect of outstanding options and warrants, to the extent dilutive.

All outstanding options and warrants were excluded from the 2024 and 2023 diluted loss per share calculations as their effect was anti-dilutive. For the year ended December 31, 2025, outstanding options and warrants are out of the money and accordingly also excluded from diluted EPS.

Computation of basic and diluted earnings (loss) per share:

	For the year ended December 31,
	2025	2024	2023

Net income (loss)	$4,140	$(25,149)	$(17,568)
Weighted average ordinary shares outstanding – basic and diluted	6,232,226	5,849,013	5,848,737
Earnings (loss) per ordinary share – basic and diluted	$0.66	$(4.30)	$(3.00)

Note: Weighted average shares for 2025 reflect the issuance of 1,169,596 shares on September 4, 2025 (246 pre-issuance days at 5,850,906 shares + 119 post-issuance days at 7,020,502 shares, divided by 365 days).

Anti-dilutive instruments excluded from diluted EPS:

	For the year ended December 31,
	2025	2024	2023
	(number)
Warrants and share options	2,631,603	2,631,603	2,631,603

NOTE 17 – RELATED PARTIES

A.	Compensation to non-executive directors:

	For the year ended December 31,
	2025	2024	2023

Fees, including reimbursement of expenses	109	124	448
Share-based compensation	-	-	6
	109	124	454

B.	Transactions with related parties:

Sigalit Kimchy: No consulting fees were paid to Sigalit Kimchy (wife of Yoav Kimchy, the Company’s Chief Technology Officer) during the year ended December 31, 2025. Ms. Kimchy had previously served as marcom and user interface lead under an employment agreement dated April 4, 2016.

	For the year ended December 31,
	2025	2024	2023

Consulting fees, including share-based compensation and reimbursement of expenses	188	95	19
	188	95	19

NOTE 18 – APOLLO TECHNOLOGY CAPITAL CORPORATION – LOAN RECEIVABLE, EXCHANGE, AND EQUITY INVESTMENT

Background

The Company holds an equity investment in Apollo Technology Capital Corporation (“Apollo”, formerly Apollo AI Corp.), a technology-driven AI marketplace platform connecting homebuyers, real estate agents, and mortgage providers across North American residential real estate markets. The investment arose from the conversion of a series of loan receivables from Apollo (the “Exchange Indebtedness”) with aggregate principal of USD 16,648,253, pursuant to the Exchange Agreement entered into on June 30, 2025.

Initial Impairment – Year Ended December 31, 2024

During the year ended December 31, 2024, the Company fully impaired its loan receivable from Apollo under ASC 310 and ASC 326, reducing the net carrying value to nil, reflecting Apollo’s financial distress, recurring operating losses, and negative working capital at that date.

Reversal of Impairment and Loan Reinstatement – Six Months Ended June 30, 2025

During the six months ended June 30, 2025, management determined that the impairment indicators no longer existed and reinstated the recoverable portion of the loan at USD 6,525,000 (7.5% of USD 87,000,000, being the management-assessed equity value of Apollo at June 30, 2025) in accordance with ASC 310-10-35-23. No interest was charged during 2025. The reinstated receivable was presented net of a payable owed by Check-Cap to Apollo of USD 2,247,000, resulting in a net carrying value of USD 4,278,000 as at June 30, 2025.

Debt-for-Equity Exchange – November 14, 2025

On June 30, 2025, the (the “Exchange Agreement”) with Apollo under which the Exchange Indebtedness would be exchanged for common shares of Apollo representing a 7.5% shareholding. The Exchange Agreement was conditional on the completion of the Merger . At the Annual General Meeting held on November 14, 2025, Check-Cap shareholders voted 98.01% in favor of the merger, at which point the closing condition ceased to be substantive and the exchange was recognized for accounting purposes.

On November 14, 2025, the Company derecognized the loan receivable of USD 6,525,000 and recognized an equity investment in Apollo at cost of USD 6,525,000, being the carrying value of the consideration surrendered. No gain or loss was recognized on exchange. Apollo’s shares do not have a readily determinable fair value; accordingly, the investment is carried at cost under the measurement alternative provided by ASC 321-10-35-2. The Apollo payable of USD 2,247,000, previously netted against the loan receivable, was reclassified as a standalone liability.

Equity Investment – Classification and Subsequent Measurement

The equity investment is classified as an equity security under ASC 321. The Company holds 7.5% of Apollo’s issued and outstanding shares and does not have significant influence, as evidenced by the absence of board representation, shared management, governance rights, or substantive participating rights. The equity method under ASC 323 does not apply.

The investment is carried at cost of USD 6,525,000 under the measurement alternative (ASC 321-10-35-2), adjusted for observable price changes in orderly transactions for identical or similar investments. No observable price changes have occurred since initial recognition.

Impairment Assessment – December 31, 2025

At December 31, 2025, management performed a qualitative impairment assessment supported by an independent external valuation report, effective date December 31, 2025. The valuation concluded a Fair Market Value of CAD 124.0 million for 100% of Apollo equity using a weighted average of the Discounted Cash Flow method (30% weight) and Comparable Company Method (70% weight), with a cost of equity of 13.53%.

Check-Cap’s 7.5% interest implied by the valuation is CAD 9.3 million (USD 6.8 million approximately at the December 31, 2025 CAD/USD rate of 0.7287), which exceeds the carrying value of USD 6.5 million by USD 252,000. No impairment indicators were identified and no impairment charge is required.

Carrying Value Summary (USD)

	For the year ended December 31,
	2025	2024

Loan receivable – gross principal	$-	$16,648,253
Allowance for credit losses	-	(16,648,253)
Net loan receivable	$-	$-

Equity investment in Apollo (at cost)	$6,525,000	$-

Payable to Apollo	$1,399,579	$-

NOTE 19 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 1, 2026 and the date on which these consolidated financial statements were issued, and has determined that there are no subsequent events requiring recognition or disclosure in these consolidated financial statements.